Form 20-F
period 2002-12-31
ALMADEN MINERALS LTD
filed 2003-06-30
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

     EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

      1934

       For the fiscal year ended December 31, 2002

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

      OF 1934

      For the transition period from                                          to

Commission file number 0-28528

ALMADEN MINERALS LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

750 West Pender Street, #1103, Vancouver, British Columbia  V6C 2T8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

        None                                                                                    N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

21,918,722

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

( X )   Yes    (    )   No

Indicate by check mark which financial statement item the registrant has elected to follow.

( X )   Item 17   (    )   Item 18

Glossary of Geologic and Mining Terms

Adularia:  A colourless, moderate to low-temperature variety of orthoclase feldspar typically with a relatively high barium content.  It is a prominent constituent of low sulphidation epithermal veins.

Alkalic Intrusive:  An igneous rock emplaced below ground level in which the feldspar is dominantly sodic and or potassic.

Alkalinity:  The chemical nature of solutions characterized by a high concentration of hydroxyl ions.

Andesite:  A dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (eg. Biotite, horn-blende, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.  Andesite grades into latite with increasing alkali feldspar content, and into dacite with more alkali feldspar and quartz.  It was named by Buch in 1826 from the Andes Mountains, South America.

Anomalous:  A geological feature, often subsurface, distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is often of potential economic value.

Anomaly:  Any concentration of metal noticeably above or below the average background concentration.

Argillic:  A form of alteration characterised by the alteration of original minerals to clays.

Arsenopyrite:  A sulphide of arsenic and iron with the chemical composition FeAsS.

Assay:  An analysis to determine the presence, absence or quantity of one or more components.

Axis:  An imaginary hinge line about which the fold limbs are bent. The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.

Batholith:  An intrusion, usually granitic, which has a large exposed surface area and no observable bottom. Usually associated with orogenic belts.

Breccia:  Rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

Brecciated:  Rock broken up by geological forces.

Bulk sample:  A very large sample, the kind of sample to take from broken rock or of gravels and sands when testing placer deposits.

Calc-silicate:   Calcium-bearing silicate minerals. These minerals are commonly formed as a result of the interaction of molten rock and its derived, hot hydrothermal fluids with very chemically reactive calcium carbonate (limestone). Calc-silicate minerals include garnet, pyroxene, amphibole and epidote. These minerals are commonly described as skarn and are genetically and spatially associated with a wide range of metals

Chert:  A very fine grained siliceous rock.  Many limestones contain nodules and thin lenses of chert.

Chip sample:  A sample composed of discontinuous chips taken along a surface across a given line.

Claim:  That portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

Clastic:  Consisting of rock material that has been mechanically derived, transported, and deposited.  Such material is also called detrital.

Cleavage:  The tendency of a crystal to split, or break, along planes of structural weakness.

Columnar Jointing: A pattern of jointing that breaks rock into rough, six-sided columns.  Such jointing is characteristic of basaltic flows and sills and is believed to result from shrinkage during cooling.

Concordant Bodies:  Intrusive igneous bodies whose contacts are parallel to the bedding of the intruded rock.

Conglomerate:  Rock composed of mostly rounded fragments which are of gravel size or larger in a finer grained matrix.

Craton:  A central stable region common to nearly all continents and composed chiefly of highly metamorphosed Precambrian rocks.

Crystalline:  Means the specimen is made up of one or more groups of crystals.

Cut-off grade:  The minimum grade of mineralization used to establish quantitative and qualitative estimates of total mineralization.

Dacite:  A fine grained acid volcanic rock, similar to rhyolite in which the feldspar is predominantly plagioclase.

Degradation:  The ongoing process of erosion in a stream.

Diabase:  Igneous hypabyssal rocks. The name is applied differently in different parts of the world leading to considerable confusion.

Diagenesis:  The changes that occur in a sediment during and after lithification.  These changes include compaction, cementation, replacement, and recrystallization.

Diamond drill:  A type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dilution:  Results from the mixing in of unwanted gangue or waste rock with the ore during mining.

Dip:  Geological measurement of the angle of maximum slope of planar elements in rocks. Can be applied to beddings, jointing, fault planes, etc.

Discordant Bodies:  Intrusive igneous bodies whose contacts cut across the bedding, or other pre-existing structures, to the intruded rock.

Disseminated deposit:  Deposit in which the mineralization is scattered through a large volume of host rock, sometimes as separate mineral grains, or sometimes along joint or fault surfaces.

Dolomite:  A magnesium bearing limestone usually containing at least 15% magnesium carbonate.

Dunite:  An intrusive, monomineralic, ultramafic rock composed almost completely of magnesian olivine.

Dyke:  A tabular, discordant, intrusive igneous body.

Ejecta:  Pyroclastic material thrown out or ejected by a volcano. It includes ash, volcanic bombs, and lapilli.

Epithermal:  Epithermal deposits are a class of ore deposits that form generally less than 1 km from surface. These deposits, which can host economic quantities of gold, silver, copper, lead and zinc are formed as a result of the precipitation of ore minerals from up-welling hydrothermal fluids. There are several classes of epithermal deposits that are defined on the basis of fluid chemistry and resulting alteration and ore mineralogy. Fluid chemistry is largely controlled by the proximity to igneous intrusive rocks and as a result igneous fluid content.

Extrusive Rock:  Igneous rock that has solidified on the earth’s surface from volcanic action.

Fault:  (a) A fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture.  (b) A break in the continuity of a body of rock.

Feasibility study:  Detailed study to determine if a property can be mined at a profit and the best way to mine it.

Feldspar:  A group of aluminum silicate minerals closely related in chemical composition and physical properties.  There are two major chemical varieties of feldspar:  the potassium aluminum, or potash, feldspars and the sodium-calcium-aluminum, or plagioclase, feldspars.  The feldspars possess a tetrahedral framework of silicon and oxygen, with the partial substitution of aluminum for the silicon.  They make up about 60 percent of the earth’s crust.

Felsic:  Light coloured silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).

Fluid inclusion:  A cavity, with or without negative crystal faces, containing one or two fluid phases, and possibly one or more minute crystals, in a host crystal.  If two fluid phases are present, the vapour phase (bubble) may show Brownian motion.

Folds:  Are flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.

Fracture:  Breaks in a rock, usually due to intensive folding or faulting.

Gabbro:  A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group.  It is the approximate intrusive equivalent of basalt.  Apatite and magnetite or ilmenite are common accessory minerals.

Gambusino:

Small miners working without machinery.

Gangue:  Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Anomaly:  An area of elevated values of a particular element in soil or rock samples collected during the preliminary reconnaissance search for locating favourable metal concentrations that could indicate the presence of surface or drill targets.

Geochemistry:  The study of the chemistry of rocks, minerals, and mineral deposits.

Geophysics:  The study of the physical properties of rocks, minerals, and mineral deposits.

Gneiss:  A coarse grained metamorphic rock characterized by alternating bands of unlike minerals, commonly light bands of quartz and feldspar and dark bands of mica and hornblende.

Gossan:  The leached and oxidised near surface part of a sulphide mineral deposit, usually consisting largely of hydrated iron oxides left after copper and other minerals have been removed by downward leaching.

Grade:  The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Granite:  A coarse grained, plutonic igneous rock that is normally pale pink, pale pink-brown, or pale grey, and composed of quartz, alkali feldspar, micas and accessory minerals.

Grid:  A network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, superimposed on a map, chart, or aerial photograph, to permit identification of ground locations by means of a system or coordinates and to facilitate computation of direction and distance and size of geologic, geochemical or geophysical features.

Hanging wall and Footwall:  Terms used in reference to faults where when mining along a fault, your feet would be in the footwall side of the fault and the other side would be “hanging” over your head.

Hectare:  A square of 100 metres on each side.

Host rock:   The rock within which the ore deposit occurs.

Hydrothermal:  Of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution; also, said of the solution itself.  “Hydrothermal” is generally used for any hot water, but has been restricted by some to water of magmatic origin.

Igneous:  Means a rock formed by the cooling of molten silicate material.

Ignimbrite:  The rock formed by the widespread deposition and consolidation of ash flows and nues ardentes.  The term includes welded tuff and nonwelded but recrystallized ash flows.

Indicated Mineral Resource:  An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Induced polarization (I.P.) method:  The method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource:  An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intermediate:  An igneous rock made up of both felsic and mafic minerals (diorite).

Intrusion:  General term for a body of igneous rock formed below the surface.

Intrusive Rock:  Any igneous rock solidified from magma beneath the earth’s surface.

Joint venture agreement:  An agreement where the parties agree to the terms on which a property will be explored, developed, and mined.

Kimberlite:  A kimberlite is a pipe-like volcano sourced from deep within the earth under extreme temperatures and pressures.  It is the host rock for diamonds and diamond indicator minerals such as kimberlitic ilmenites and garnets.

K-silicate:  Potassium-bearing silicates. Potassium silicates are very common rock-forming minerals, however they are also formed by the interaction of hyrothermal fluids derived from the cooling intrusive rocks that are genetically and spatially associated with porphyry and epithermal deposits. Potassium feldspar (orthoclase) and potassium mica (biotite) are both commonly closely associated with copper-molybdenum ore in porphyry copper deposits.

K-spar:  Potassium feldspar.

Lamprophyre:  A group of dike rocks in which dark minerals occur both as phenocrysts and in the groundmass and light minerals occur in the groundmass.  Essential constituents are biotite, hornblende, pyroxene, and feldspar or feldspathoids.  Most lamprophyres are highly altered.  They are commonly associated with carbonatites.

Lava:  Means an igneous rock formed by the cooling of molten silicate material which escapes to the earth’s surface or pours out onto the sea floor.

Limestone:  Sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

Lithosphere:  The crust and upper mantle, located above the asthenosphere and composing the rigid plates.

Mafic:  A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Mafic:  A general term used to describe ferromagnesian minerals.

Magma:  Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes.  It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

Massive:  Implies large mass. Applied in the context of hand specimens of, for example, sulphide ores, it usually means the specimen is composed essentially of sulphides with few, if any, other constituents.

Measured Mineral Resource:  A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metamorphic:  Means any rock which is altered within the earth’s crust by the effects of heat and/or pressure and/or chemical reactions.

Metamorphic:  Pertaining to the process of metamorphism or to its results.

Metasediment:  A sediment or sedimentary rock that shows evidence of having been subjected to metamorphism.

Metavolcanic:  An informal term for volcanic rocks that show evidence of having been subject to metamorphism.

Mineral claim:  A legal entitlement to minerals in a certain defined area of ground.

Mineral Deposit or Mineralized Material:  A mineralized underground body which has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded

Mineral:  A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.

Mineral Resource:  A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve:  A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineralization:  Usually implies minerals of value occurring in rocks.

Monocline:  A structure in which a bed exhibits local steepening of otherwise uniform dip.

Net profits interest:   The profits after deduction of expenses. Often a form of royalty.

Net smelter returns:  Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. A royalty based on net smelter returns provides cash flow that is free of any operating or capital costs and environmental liabilities.

Option agreement:  An agreement where the optionee can exercise certain options to increase our interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor’s property.

Ore:  A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Ore reserve:  The measured quantity and grade of all or part of a mineralized body in a mine or undeveloped mineral deposit for which the mineralization is sufficiently defined and measured on three sides to form the basis of at least a preliminary mine production plan for economically viable mining.

Orogeny:  The process of forming mountains by folding and thrusting.

Outcrop:  An in situ exposure of bedrock.

Overburden:  A general term for any material covering or obscuring rocks from view.

oz/t or opt:  Ounces per ton.

Paleozoic:  An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.

Peridotite:  A coarse grained ultramafic rock commonly consisting of olivine and pyroxenes.

Phenocrysts:  An unusually large crystal in a relatively finer grained matrix.

Phonolite:  Any extrusive rock composed of alkali feldspar, mafic minerals and any feldspathoid, such as nepheline, leucite, or sodalite.

Pluton:  Term for an igneous intrusion, usually formed from a magma.

Porphyry:  An igneous rock composed of larger crystals set within a finer ground mass.

Probable Mineral Reserve:  A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve:  A’Proven Mineral Resources’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pyroclastic rock:  A rock of volcanic origin consisting of highly variable mixture of rock fragments, cinders and ashes and bits of crystals and glass.

Pyroclastic Rock:  Fragmental rock material resulting from explosive volcanic eruptions.  Such material is literally deposited from the air and includes volcanic bombs, blocks, tuff, cinders, ash, and pumice.

Pyroxenites:  Ultramafic plutonic rock chiefly composed of pyroxene, with accessory hornblende, biotite, or olivine.

Rare Earth:  A group of rare metallic chemical elements with consecutive atomic numbers of 57 to 71.

Reclamation bond:  Usually required when mechanized work is contemplated. Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations.

Reserve:  That part of a mineral deposit which could be economically extracted or produced at the time of the reserve determination.

Reserves:  A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:   A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Rhyolite:  The fine grained equivalent of a granite.

Royalty interest:  A royalty interest is tied to some production unit such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

Sample:  Small amount of material that is supposed to be absolutely typical or representative of the object being sampled.

Sandstone:  Composed of sand-sized fragments cemented together. As a rule the fragments contain a high percentage of quartz.

Schist:  A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well-developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit, e.g. mica and hornblende.

Sedimentary:  A rock formed from cemented or compacted sediments.

Sediments:   Are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

Sericite:   A fine-grained variety of mica occurring in small scales, especially in schists.

Shale:   An argillaceous rock consisting of silt or clay-sized particles cemented together. Most shales are quite soft, because they contain large amounts of clay minerals.

Shear zone:  Where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

Silicate:  Most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

Sill:  Tabular intrusion which is sandwiched between layers in the host rock.

Skarn:  A thermally altered impure limestone in which material has been added to the original rock.  Skarns are generally characterized by the presence of calcium and silica rich minerals. Many skarns contain sulphide minerals which in some cases can be of economic value.

Sonic drill:  A drill used to penetrate soft sediments where the drill advance by means of slow rotations ans sonic vibrations. Samples of very soft material can be collected with this system.

Stock:  An igneous intrusive body of unknown depth with a surface exposure of less that 104 square kilometers.  The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Stockwork:  A mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

Strike:  The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Sulphide minerals:  A mineral compound characterized by the linkage of sulfur with a metal or semimetal; e.g., galena.

Syncline:  A fold in which the bed has been forced down in the middle or up on the sides to form a trough.

Tailings:  Material rejected from a mill after recoverable valuable minerals have been extracted.

Tailings pond:  A pond where tailings are disposed of.

Tourmaline:  A group of minerals of general formula (Na,Ca)(Mg,Fe+2,Fe+3,Al,Li)3Al6(BO3)3Si6O18(OH)4; it sometimes contains fluorine in small amounts.  Also, any mineral of the tourmaline group.  Tourmaline occurs in 3-, 6-, or 9-sided prisms, usually vertically striated, or in compact or columnar masses; it is commonly found as an accessory mineral in granitic pegmatites, and is widely distributed in acid igneous rocks and in metamorphic rocks.  It can indicative of alteration associated with porphyry style mineralization.

Tremolite:  A white to dark-gray monoclinic mineral of the amphibole group: Ca2Mg5Si8O22(OH)2.  It occurs in long blade-shaped or short stout prismatic crystals, and also in columnar or fibrous masses, esp. in metamorphic rocks such as crystalline dolomitic limestone and talc schist.  It is a constituent of much commercial talc. alteration — usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Tuff :  A finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

Veins:  The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Waste:  Rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Notes Concerning Terminology Related to Resources and Reserves

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, resource is termed “mineralization” or “mineral deposit”.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This Annual Report uses the terms "measured" and "indicated resources." We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This Annual Report uses the terms "inferred resources." We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Glossary of Abbreviations

Ag:  Silver

Au:  Gold

Ba:  Barium

Co:  Cobalt

Cu:  Copper

EIS: Environmental Impact Statement

Fe:  Iron

gpm: gallons per minute

gpt: grams per tonne

g/t:   grams per tonne

IP:  Induced Polarization geophysical survey

Ni:  Nickel

NSR:  net smelter return royalty

Oz:  Troy ounce

Pb:  Lead

Pd:  Palladium

PGM: Platinum group minerals

Pt:  Platinum

S:   Sulphur

tpd: Tonnes per day

ton: Short ton (2,000 pounds)

tonne: Metric ton (1000 kilograms - 2204.62 pounds)

VLF: Very low frequency electromagnetic geophysical survey

VMS:  Volcanogenic massive sulphide

PART I

On August 1, 2001, Fairfield Minerals Ltd. (“Fairfield”) and Almaden Resources Corporation (“Resources”) entered into an Amalgamation Agreement providing for the amalgamation of the two companies and continuation as one company under the name “Almaden Minerals Ltd.” It was the view of the Boards of Directors of Fairfield and Resources that the amalgamation of the two companies would create an entity which will be able to attract more senior financing and would also result in administrative savings by the consolidation of the operations.

Final determination of the basis for the share exchange ratio for the shareholders of the two companies in the amalgamated company was determined upon completion of a Valuation Report and a Fairness Opinion on the proposed amalgamation conducted by two independent evaluators retained by the companies.  The basis for the share exchange was determined to be 1 common share of Almaden Minerals Ltd. for every one share of Fairfield held and 0.77 common shares of Almaden Minerals Ltd. for every one common share of Resources held.

Ontario Securities Commission Rule 61-501 and Toronto Stock Exchange policies required majority of minority approval.  Accordingly, the amalgamation also required the approval of a majority of the shares voted on the Special Resolution excluding, in the Fairfield meeting, the shares held by Resources, its insiders, associates and affiliates, and in the Resources meeting, the shares held by Fairfield, its insiders, associates and affiliates.  On December 20, 2001, both companies held a Meeting of Members at which time members of each of the amalgamating companies were asked to consider, and if thought adviseable, adopt a Special Resolution to approve the amalgamation.  The Special Resolution was approved.

The amalgamation was further subject to the approval of the Supreme Court of British Columbia.  The Order of the Supreme Court of British Columbia was dated December 28, 2001, which Order included a hearing and determination that the issuance and exchange of securities was fair.

The terms of the Articles and Memorandum of the amalgamated company was approved by the Registrar of Companies on September 28, 2001.  Essentially, under the provision of the Company Act pursuant to which the amalgamation proceeded all matters of substance were accomplished by December 31, 2001.  The application for the Certificate of Amalgamation was filed with the Registrar of Companies but its issuance was requested held in order to permit co-ordination with the listing of the shares of Almaden Minerals Ltd. on the Toronto Stock Exchange and to avoid any extended trading of Fairfield on the Toronto Stock Exchange and Resources on the Canadian Venture Exchange.

The Company was advised in late January, early February 2002 that the Toronto Stock Exchange had accepted the application for the listing of the shares of Almaden Minerals Ltd.  On February 1, 2002, the Registrar of Companies issued the Certificate of Amalgamation.

Based on the chronology of these events, the Company has determined that for accounting and taxation purposes the amalgamation is effective December 31, 2001.

Item 1.

     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The amalgamation of Almaden Resources Corporation and Fairfield Minerals Ltd. was completed effective December 31, 2001.  The Consolidated Balance Sheets as at December 31, 2001 include the assets of Almaden Resources Corporation at their carrying value and the assets of Fairfield Minerals Ltd. at fair value.  The Consolidated Statements of Loss and Deficit for the years ended December 31, 2001 and 2000 report the results of activities of Almaden Resources Corporation.

The following selected financial data of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000 ended December 31st was derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1999 and Fiscal 1998 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 18 of the audited consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company's financial statements.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year ended	Year ended	Year ended	Year ended	Year ended
12/31/2002	12/31/2001	12/31/2000	12/31/1999	12/31/1998

Canadian GAAP

Revenues

Net loss for period

Loss per common share

Weighted average shares (000)

Working capital

Properties

Net assets

Total assets

U.S. GAAP

Net loss for period(1)

Loss per common share

Weighted average shares (000)

Properties

Net assets

Total assets

Capital stock (000)

$123 (3,036) (0.16) 19,524 1,522 3,338 5,181 5,636 (2,410) (0.12) 19,524 2,654 4,728 5,083 17,389	$ 31 (650) (0.05) 13,412 860 4,786 5,839 6,297 (738) (0.05) 13,412 3,471 4,586 5,044 15,011	$ 73 (2,795) (0.22) 12,758 1,082 3,150 4,705 4,780 (689) (0.05) 12,758 1,923 3,540 3,615 13,227	$ 83 (436) (0.04) 10,891 1,294 4,898 7,045 7,116 (675) (0.06) 10,891 1,565 3,712 3,783 12,772	$411 (1,270) (0.12) 10,642 1,949 4,192 7,027 7,168 (2,152) (0.20) 10,642 728 3,563 2,976 12,319

(1)Cumulative U.S. GAAP deficit since inception of the exploration stage has been $12,896,390.

Canadian/U.S. Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

Table No. 2 sets forth the exchange rate for the Canadian dollars at the end of the five most recent fiscal periods ended at December 31st, the average rates for the period, the range of high and low rates and the close for the period.  Table No. 3 sets forth the range of high and low rates for each month during the previous six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44
Fiscal Year Ended 12/31/1998	1.49	1.57	1.41	1.54

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	December	January	February	March	April	May
High	1.58	1.57	1.53	1.49	1.48	1.42
Low	1.55	1.52	1.49	1.47	1.43	1.34

Th exchange rate was 1.37 on May 30, 2003.

Risk Factors

General Risk Factors Attendant to Resource Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.  The Company retains an inventory of gold from previous production by its predecessor (“Fairfield”) from the Siwash mine on the Elk property.  The gold was mined in 1994 and shipped to the smelter in 1996.  The gold produced was retained as inventory by Fairfield.  Both the Company and it’s predecessor have financed their operations principally through the sale of equity securities and entering into joint venture arrangements, and in Fairfield’s case, the sale of its inventory of gold.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.

Exploration and Development Efforts May Be Unsuccessful

There is no certainty that the expenditures to be made by the Company in the exploration of its properties and prospects as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Uncertainty of Obtaining Additional Funding Requirements

If the Company’s exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production.  The only sources of future funds presently available to the Company are the sale of its inventory or gold, sale of equity capital or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.  Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs through Fiscal 2003 and has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be favorable.   Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Lack of Cash Flow

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  The Company has had no prior year’s history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine. Both the Company and its predecessor ha ve paid no dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company’s predecessor was through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements.  Any future additional equity financing would cause dilution to current stockholders.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

Environmental Regulations

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

No Guarantee of Clear Title to Mineral Properties

While the Company and it’s predecessor have investigated title to all of its mineral properties and prospects, and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing as of the date of this Annual Report, this should not be construed as a guarantee of title.  The properties and prospects may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

As there are unresolved native land claim issues in British Columbia and the Yukon Territory, the Company’s properties and prospects in these jurisdictions may be affected in the future.  The MOR prospect is on category B lands which means the local native group has surface rights to the area of the claims and their permission is required to perform work on the claims.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund exploration projects.  This dilutes the Company’s interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Lack of Trading Volume

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Risks Associated with Penny Stock Classification

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of May 31, 2003, there were share purchase options outstanding allowing the holders of these options to purchase 3,101,583 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 3,623,450 shares of common stock.  Directors and officers of the Company hold 2,843,033 of these share purchase options.  An additional 258,550 share purchase options are held by employees and consultants of the Company.  Directors of the Company also hold 959,700 of the share purchase warrants.  Given the fact that as of May 31, 2003 there were 22,339,672 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders.

These shares may be issued and could depress the price of the Company’s shares.

History of Net Losses

Both t he Company and its predecessor (“Fairfield”) had net losses in a number of years since their dates of incorporation – 9/25/1980 for the Company and 10/23/1984 for Fairfield.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable.   The Company had net loss es of $3,036,025 in Fiscal 2002, $650,095 in Fiscal 2001 and $2,794,552 in Fiscal 2000.  Fairfield had net losses of $218,636 in Fiscal 2001 (ending January 31st) and $1,156,862 in Fiscal 2000.

The cumulative net loss of the Company as at December 31 , 200 2 was $12,207,896.

No Proven Reserves

The properties and prospects in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore in commercial production.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past.  Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit.  Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Foreign Incorporation and Civil Liabilities

The Company is incorporated and amalgamated under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiary are located outside the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise to conflict of interest from time to time.  As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on its financial position.

Foreign Operations

The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.  The Company currently has exploration projects located in Mexico.

Foreign Currency Fluctuations

At the present time, some of the Company’s activities are carried on outside of Canada.  Accordingly, it is subject to risks associated with fluctuations of the rate of exchange between the Canadian dollar and foreign currencies.

The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

The Ability to Manage Growth

Should the Company be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations.  If this occurs management anticipates that additional expansion will be required in order to continue development.  Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources.  The Company anticipates that it will need to recruit qualified personnel in all areas of its operations.  There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth.  The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Lack of a Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business.  However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

Dependence on Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel, namely Duane Poliquin and Morgan Poliquin.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company carries no life insurance on its management and key personnel.

Item 4.     Information on the Company

The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8.  The registered and records office of the Company is 1185 West Georgia Street, Suite 1150, Vancouver, British Columbia, Canada, V6E 4E6.

The contact persons are Duane Poliquin, President and Morgan Poliquin, Director.  The telephone number is (604) 689-7644.  The fax number is (604) 689-7645.  The email address is info@almadenminerals.com.  The web-site address is www.almadenminerals.com.

On August 1, 2001, Fairfield Minerals Ltd. (“Fairfield”) and Almaden Resources Corporation (“Resources”) entered into an Amalgamation Agreement providing for the amalgamation of the two companies and continuation as one company under the name “Almaden Minerals Ltd.” It was the view of the Boards of Directors of Fairfield and Resources that the amalgamation of the two companies would create an entity which will be able to attract more senior financing and would also result in administrative savings by the consolidation of the operations.

Final determination of the basis for the share exchange ratio for the shareholders of the two companies in the amalgamated company was determined upon completion of a Valuation Report and a Fairness Opinion on the proposed amalgamation conducted by two independent evaluators retained by the companies.  The basis for the share exchange was determined to be 1 common share of Almaden Minerals Ltd. for every one share of Fairfield held and 0.77 common shares of Almaden Minerals Ltd. for every one common share of Resources held.

Ontario Securities Commission Rule 61-501 and Toronto Stock Exchange policies required majority of minority approval.  Accordingly, the amalgamation also required the approval of a majority of the shares voted on the Special Resolution excluding, in the Fairfield meeting, the shares held by Resources, its insiders, associates and affiliates, and in the Resources meeting, the shares held by Fairfield, its insiders, associates and affiliates.  On December 20, 2001, both companies held a Meeting of Members at which time members of each of the amalgamating companies were asked to consider, and if thought advisable, adopt a Special Resolution to approve the amalgamation.  The Special Resolution was approved.

The amalgamation was further subject to the approval of the Supreme Court of British Columbia.  The Order of the Supreme Court of British Columbia was dated December 28, 2001, which Order included a hearing and determination that the issuance and exchange of securities was fair.

The terms of the Articles and Memorandum of the amalgamated company was approved by the Registrar of Companies on September 28, 2001.  Essentially, under the provision of the Company Act pursuant to which the amalgamation proceeded all matters of substance were accomplished by December 31, 2001.  The application for the Certificate of Amalgamation was filed with the Registrar of Companies but its issuance was requested held in order to permit co-ordination with the listing of the shares of Almaden Minerals Ltd. on the Toronto Stock Exchange and to avoid any extended trading of Fairfield on the Toronto Stock Exchange and Resources on the Canadian Venture Exchange.

The Company was advised in late January, early February 2002 that the Toronto Stock Exchange had accepted the application for the listing of the shares of Almaden Minerals Ltd.  On February 1, 2002, the Registrar of Companies issued the Certificate of Amalgamation.

Based on the chronology of these events, the Company has determined that for accounting and taxation purposes the amalgamation is effective December 31, 2001.

The Company was amalgamated in British Columbia and operates under the laws of the Province of British Columbia, Canada.

The Company’s common shares began trading on The Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002.  Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

The Company currently has four wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions-refer to Exhibit 8.

The Company owns a 40% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993.

The Company is engaged in the acquisition, exploration and when warranted, development of mineral properties.  The Company has property interests in Canada and Mexico.  None of the Company's property interests are beyond exploration stage.  Presently there is no assurance that any of the Company's mining properties or prospects contain a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded.  The Company is in the exploration stage and has not generated any revenues from operations.

The Company has seven principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), (2) the ATW diamond prospect in Canada (net 30% interest), (3) the Caballo Blanco gold, silver, copper prospect in Mexico (option to purchase 100% interest subject to a 60% earn in right by Comaplex Minerals Corp. and a sliding scale NSR), (4) the Yago/La Sarda gold, silver prospect in Mexico (consists of the Tepic claim (100% interest), the La Sarda concession (100% interest) and Guadalupe (option to purchase 100% interest)), (5) the Galeana gold, silver prospect in Mexico (option to acquire 100% interest subject to a 60% earn in right by Grid Capital Corporation), (6) the El Pulpo copper, gold prospect in Mexico (option to purchase 100% interest subject to a 60% earn in right by Ross River Minerals Inc.) and (7) the Puebla copper, gold prospect in Mexico (100% interest).

The Company’s secondary property interests include the Ram gold prospect in Canada (100% interest subject to a 70% earn in right by Ross River Minerals Inc.), the Yukon Coal project in Canada (50% interest), the Prospect Valley project in Canada (100% interest), the MOR prospect in Canada (100% interest), the Meister River prospect in Canada (100% interest), the Logan property in Canada (40% net carried interest to production), the Tim prospect in Canada (100% interest), the Cabin Lake prospect in Canada (100% interest), the Caribou Creek prospect in Canada (100% interest), the San Carlos prospect in Mexico (consists of the San Carlos concession (100% interest), the San Jose claim (100% interest subject to a 2% NSR) and the Begonia concession (option to purchase 100% interest subject to a sliding scale NSR), all subject to a 60% earn in right by Aurcana Corporation) and the Tropico prospect in Mexico (40% interest).

The Company has several other property holdings in Canada and Mexico that are not considered either principal or secondary properties.

The Company also entered into a joint venture agreement with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico.

Business Overview

The Elk Property – Canada

The Elk Property contains a known mineral deposit but all current work by the Company on the property is exploratory in nature.

Option to Acquire Interest

Initial staking was undertaken in November 1986 with additions in 1987, 1988 and 1989.  A block comprising 72 units was optioned in October 1988. The Siwash North mining lease was issued in September 1992. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for the Company’s predecessor (“Fairfield”) until April 1995 when Fairfield assumed operations.

Expenditures to Date

Fairfield had incurred more than $10,000,000 in exploration costs on the property; however with depletion, write-downs and recoveries, the Company had deferred $1,089,462 of exploration costs as at December 31, 2002.

During Fiscal 2002, the Company entered into an agreement with Wheaton River Minerals Ltd. who, upon providing $350,000 for exploration, earned a 10% interest in the property which was then converted into 388,889 shares of the Company at a conversion price of $0.90 per share.

Location and Access

The Elk Property consists of 82 contiguous mineral claims comprising 491 units plus a 6 unit mining lease located 40 kilometers west of Peachland, British Columbia in the Similkameen Mining Division.  The claims cover forested, gently rolling hills with fair to poor bedrock exposure.  The property is accessible by paved highway, 50 kilometers from Westbank, British Columbia, or 50 kilometers from the town of Merritt, British Columbia.

History and Recent Work

The property includes the Siwash Gold Mine, which, between 1992 and 1997, has produced 51,460 ounces of gold at an average grade of 2.78 oz/t.

Work conducted on the property from 1986 to 1991 consisted of geological mapping, prospecting, linecutting, soil sampling, geophysics, excavator trenching (8.69 km), diamond drilling (111 holes, 12,524 m) and road construction.

During 1992, a bulk sample was extracted from an open pit on the Siwash vein in the Siwash North area.  It totaled 2240 tons grading 4.016 ounces/ton gold.  A total of 70 reverse circulation holes were drilled to confirm the vein grade and continuity in the 1993 pit expansion area.  Open pit mining was carried out by Wiltech Developments of Kelowna, B.C. under the supervision of Cordilleran Engineering.  The ore was shipped to the Noranda smelter in Rouyn, Quebec in November.

In 1993, bulk sampling from the open pit continued with the extraction of 3733 tons of mineralized material grading 3.080 oz/t gold.  Wiltech Developments was contracted to carry out the open pit mining under supervision of Cordilleran Engineering personnel.  Mainstreet Mining of Whitehorse, Yukon was contracted to undertake underground development to provide access for test mining and underground drilling.  The 3.5 by 3.0 metre decline was collared at the 1628m elevation in June and reached the 1570m elevation in October.  Test mining stopes were excavated at the 1611 and 1570 levels.  Ore from the open pit and underground operations was shipped through the summer and fall to the Asarco smelter in Helena Montana. Eleven reverse circulation holes were drilled to the south of the open pit to provide closer spaced data for the planning of the 1994 open pit expansion.

In 1994, Fairfield received a mining permit, the open pit was expanded to a total size of 458,000 cubic metres and 10,119 tons of ore grading 2.669 oz/ton gold were extracted.  Ledcor Industries of Vancouver, B.C. was contracted to carry out the open pit excavation under the supervision of Cordilleran Engineering Ltd.  The ore was crushed to minus 6 inches and was shipped to the Asarco Smelter in Helena Montana.  Fairfield received credits for gold, silver and silica.  An underground drill program was carried out at ten to twenty metre centres for a total of 2419 metres in 84 NQ holes to help define underground mineable shoots.

During 1995 underground development was completed to the 1511m elevation and longhole and shrinkage mining tests were carried out with shrinkage proving to be the more applicable method.  An underground drill program comprising 217 NQ holes at ten metres centres for a total of 7612 metres was undertaken to fully test the area accessible by the existing underground development. Ninety-eight surface NQ diamond drill holes tested the areas beyond the reach of the decline and other targets on the claim group for a total of 4645m. Including all previous drilling, an area of about 340m by 150m had been tested at a hole spacing of less than 20m.

Surface diamond drilling totaling 6946.34 meters in 88 holes was completed on the Siwash mining lease during 1996.  Detailed drilling in the area of the proposed Phase 5.5 open pit at approximately 20 meter centers outlined an open pitable volume of mineralized material of 16,200 ounces of gold in 10,146 tons at a grade of 1.597 oz/t.  Five holes were drilled in the Deep B area down dip from the existing underground development and increased the amount of mineralized material in this area to 12,200 tons at a grade of 2.925 oz/t.  A new vein, known as the WD zone was outlined by 25 holes over a strike length of 440 meters and added 6000 tons of mineralized material at 3.049 oz/t Au to the property inventory. A soil geochemistry anomaly in the Gold Creek West area was examined with five drill holes and another vein was defined over a strike length of 160 meters with grades up to 0.574 oz/ton of gold over one foot.

Limited prospecting, environmental monitoring and reclamation was done on the property between 1997 and 1999.

During August 2000, Fairfield completed a twelve-hole 1400-metre drill program on the property which targeted three gold bearing quartz vein systems in the Siwash Mine area.  Prospecting in a new logging clearcut one kilometre to the east of the mine area has resulted in the discovery of two northeast trending structures coincident with anomalous gold soil values.

All rock and soil samples were sent to Acme Analytical Labs of Vancouver, Canada for assay and analysis.  Check samples were sent to Chemex Labs of Vancouver.  Environmental water quality samples were sent to ASL Labs of Vancouver.

During 2001, a 230-metre trenching program comprising seven trenches was carried out on the claims in the Siwash East and Gold Creek West areas.  The trenches were dug to determine the source of gold bearing quartz fragments found on surface and in road cuts.  Six trenches in the Siwash East area, located 1.7 km to the east of the Siwash Mine site, exposed quartz veins up to 20cm thick and narrow pyritic fault zones cutting quartz monzonite adjacent to an andesite dyke. The andesite dyke was traced over 150 metres in four trenches with strong alteration and narrow bands of pyritic gouge containing quartz fragments in the immediate vicinity of the dyke.  Trench SE01-4 was dug to a depth of 2.5 metres and exposed a steeply dipping quartz vein about 20cm thick.  A 0.5 by 0.5 meter panel sample of the same vein taken in the wall of the trench returned 21.77 gm/t (0.635 oz/ton) gold and 32.9 gm/t (0.96 oz/ton) silver.  Adjacent trenches 35 meters to the west and 50 meters east exposed the andesite dyke with a strong alteration zone but no quartz veins and weak gold values.

Trench GCT01-1 was excavated the Gold Creek West area, 400 meters southwest of the mine site, to further expose a quartz vein discovered earlier in the year by hand trenching.  Deeper excavation revealed a discontinuous quartz vein approximately 30cm thick over a length of nine meters hosted in strongly argillically altered quartz monzonite that shows evidence of slumping and deformation.  The vein returned a value of 20.51 gm/t (0.598 oz/ton) gold and 59.6 gm/t (1.74 oz/ton) silver from a 0.8 meter by 0.5 meter panel sample.

A comprehensive review of the property database was completed on August 31, 2001 by Leo King, P.Eng., an independent consultant.  His report recommends a three stage 9500 meter drill program to further explore the Siwash, Gold Creek West and WD vein systems.

Geology and Mineral Deposits

Gold-silver mineralization on the Elk Property is hosted by pyritiferous quartz veins and pyritiferous altered granite and volcanics. The mineralized features generally trend northeasterly and are thought to be Late Cretaceous or Tertiary in age.  To date, mineralization has been located in seven areas of the Elk property: Siwash North, South Showing, Discovery Showing, Lake Zone, End Zone, Great Wall Zone, Elusive Creek, Gold Creek West, and the WD Zone.

The most recent estimate of contained mineralized material in the Siwash Mine area was calculated on completion of the 2000 drill program.  The areas drilled at a spacing of 10 to 20 metres, which included the area accessible from the existing underground development and the proposed open pit areas, contain approximately 44,500 tons of material at a grade of 1.041 oz/ton Au.  The calculations were done using a lower cutoff grade of 17 gm – metres for the underground accessed material and 5 gm – metres for the open pit accessible material.  The Siwash mine area drilled at 20 to 50 metre spacing was given a lower confidence limit.  A radius of influence of 15 metres was applied to zone intercepts with values greater than 17 gm – metres.  The area between adjacent holes that met the cutoff criteria beyond the 15m radius was also included.  The wide spaced drilling areas contain an estimated 61,000 tons of material at a grade of 1.430 oz/ton. An upper cutoff of 100gm – metres was applied to both the detailed and wider spaced drilled areas.  All contained mineralization calculations were done by Fairfield personnel.  An independent calculation was done by Roscoe Postle and Associates in 1995 and by Giroux Consultants Ltd. in 1999.  Both independent calculations confirmed or exceeded in house calculations.

Infrastructure

All major services and labour can be found in Merritt or Westbank, towns accessible by four lane highway to the east and west of the property.  There is good road access throughout most of the property by logging roads and a major highway (97C) crosses the northern claims. Two phase power is available at the highway 2km north of the mine site.  A gas station, motel and restaurant are located at the highway access on the northern claims.  Cell phone and radio phone communications are available from the mine site.

Recent Drilling Results

In August 2000 Fairfield completed a twelve-hole 1400-metre drill program which targeted three gold bearing quartz vein systems in the Siwash Mine area.  Mineralized structures were intersected in all holes at or near their projected locations.

The WD zone, located 150m north of the vein system mined from 1992 to 1994.  Four holes (SND00-298, 299, 303 and 309) were drilled in 2000 to test vein and gold shoot continuity to the east and west of the WD mineralized area.  The two parallel veins, WDa and WDb, were intersected at their projected locations five to ten metres apart as in previous drilling.  The results listed below indicate good structural and grade continuity.

Three holes (SND00-301-303) were drilled on the east side of the area outlined for a proposed open pit, located 250m east of the 1994 pit, in order to increase the sample density to less than 25 metres.  The targeted veins were intersected.

Five holes (SND00-304-308) were drilled in the Gold Creek West area (GCW), located approximately 500m southwest of the open pit, to determine vein continuity to the east and west of the 1996 drilling.  The vein structure was intersected in all holes and potential for intersecting a high grade shoot remains good.

Drill results averaged over a minimum true width of 0.50 metres are listed below:

HOLE NO.	Zone	Depth (m)	True Meters	Width Feet	Averaged Au gm/t	Averaged Ag gm/t	Averaged Au oz/t	Averaged Ag oz/t	Assay/ Analysis
SND00-298	WDa	160.0	0.50	1.6	34.76	147.69	1.014	4.308	SA
SND00-298	WDb	165.0	0.50	1.6	40.10	62.81	1.170	1.832	SA
SND00-299	WDa	208.2	0.50	1.6	38.29	140.49	1.117	4.098	SA
SND00-299	WDb	213.0	0.50	1.6	13.91	18.89	0.406	0.551	SA
SND00-300	B	43.3	0.50	1.6	6.68	10.99	0.195	0.321	FA
SND00-301	B	36.3	0.50	1.6	26.21	6.74	0.764	0.197	FA
SND00-302	B	43.1	0.56	1.8	15.11	3.90	0.441	0.114	FA
SND00-303	WDa	182.4	0.50	1.6	36.44	51.08	1.063	1.490	FA
SND00-304	GCW	49.6	0.50	1.6	16.14	47.01	0.471	1.371	SA
SND00-305	GCW	56.5	0.50	1.6	3.88	13.92	0.113	0.406	SA
SND00-306	GCW	43.2	0.84	2.8	0.37	2.70	0.011	0.079	FA
SND00-307	GCW	51.7	0.50	1.6	2.13	9.77	0.062	0.285	FA
SND00-308	GCW	55.6	0.50	1.6	0.36	3.12	0.010	0.091	FA
SND00-309	C?	42.9	0.50	1.6	28.48		0.831	0.000	WD
SND00-309	WD	202.7	0.50	1.6	17.77	56.90	0.518	1.660	SA

All samples were analyzed at Acme Analytical Labs  in Vancouver using wet geochemical (WD), fire assay (FA) and metallics (SA) techniques.  Blind duplicate and blank samples were included in the samples shipped to Acme and confirmed procedural quality.

During the summer of 2002, a twenty six hole, 5,000 m (meter) diamond drill program was carried out to test the continuity of mineralization at the Siwash gold mine.  Siwash Mine presently has an inferred resource of 98,552 ounces gold in 71,300 tons and an indicated resource of 43,410 ounces gold in 44,356 tons for a total of 141,962 ounces gold in 123,142 tons as calculated on completion of the last drill program in 2000. Of the indicated resource, 32,980 tons at a grade of 0.834 ounces of gold per ton for a total of 27,430 ounces was classified as a probable reserve in a preliminary feasibility study entitled “Summary of Ore Reserves and Project Economics for the Siwash Gold Mine, Dec.1995”, by J. McCormach, P.Eng.  The study included information on mining, processing, metallurgical and operating costs that demonstrated, at the time the report was written, economic extraction of the resource was justified.  Calculation of an updated resource estimate incorporating the 2002 drill intersections is underway. Several structures were tested in the program, including the WD vein, the Deep B shoot, the Gold Creek West vein and the Bullion Creek structure.

The continuity of the WD vein, located 200 m north of the B vein system, was tested in fifty metre step-outs to the south and east of previous drill perimeter. All holes intersected the vein near the projected depth and will result in an increase of the resource. Hole 311, the deepest hole drilled on the structure, returned 0.567 oz/t (troy ounces per short ton) gold over a true width interval of 2.15 m indicating good continuity of the structure and mineralization to depth. The WD structure has been traced along strike for a length of 525 m and down dip for 320 m. It remains open to the east, west and down dip.

Two holes were drilled into the Bullion Creek structure, located 700 m north of the B vein, to test a zone of hydrothermal alteration not known previously to be associated with significant gold. Strongly altered granodiorite was intersected in both holes and narrow pyritic quartz veins returned an assay of 0.246 oz/t gold over a true width of 0.50 m. The presence of gold mineralization in Bullion Creek zone establishes good potential for other high-grade shoots and is considered a priority exploration target.

The Gold Creek West vein, 400 m southwest of the mine site, was tested by a total of nine drill holes in 1996 and 2000 and shows continuity of structure and mineralization over a strike length of 190 m. Four holes drilled this season intersected the vein at the projected locations and have extended its continuity a further 100 m to the west. No significant results were returned from the 2002 drilling.

The Deep B shoot on the B vein system is located immediately below the existing mine workings and can be accessed by extending the existing decline approximately 600 m.  It contains an inferred resource of 35,600 oz Au in 12,200 tons grading 2.925 oz/t based on the results of the 1996 drilling. The 2002 in fill drilling decreased the drill intersection spacing to approximately 30 m and tested the perimeter of the known shoot.  The 2002 resource estimate for the Deep B shoot will be released on completion of the calculations

All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver. The qualified person and supervisor of the 2002 exploration drill program was Wojtek Jakubowski, P.Geo.

Hole	From	To	Interval	True Width			Gold		Silver
Number	Meters	Meters	Meters	Meters	Feet	Zone	oz/t	gm/T	oz/t	gm/T
WD Area
SND02310	31.13	31.65	0.52	0.50	1.6	B	0.237	8.138	0.153	5.239
SND02311	43.90	44.40	0.50	0.50	1.6	Ba	0.571	19.588	0.295	10.111
SND02311	269.65	276.11	6.46	4.22	13.8	WDb	0.309	10.608	1.435	49.210
SND02311	273.25	276.10	2.85	2.15	7.1	WDb	0.567	19.445	2.661	91.251
SND02312	109.43	110.08	0.65	0.50	1.6	WDb	0.651	22.333	1.149	39.398
SND02313	163.43	164.03	0.60	0.50	1.6	WDb	1.035	35.469	1.809	62.013
SND02332	230.35	231.00	0.65	0.50	1.6	WDa	0.342	11.736	1.081	37.066
SND02334	202.64	204.77	2.13	2.00	6.6	WDa	0.646	22.135	1.335	45.768
SND02334	203.30	203.83	0.53	0.50	1.6	WDa	2.661	91.222	5.471	187.589
SND02335	54.12	55.18	1.06	1.00	3.3	B	0.442	15.156	0.555	19.027
SND02335	245.11	246.50	1.39	1.20	3.9	WDa	0.249	8.553	0.674	23.125
SND02335	245.11	247.80	2.69	2.40	7.9	WDa	0.378	12.956	0.861	29.532
SND02335	247.27	247.80	0.53	0.50	1.6	WDa	1.086	37.235	1.999	68.553
Deep B Area
SND02326	179.52	180.44	0.92	0.75	2.5	B	2.594	88.948	5.753	197.251
SND02327	177.15	177.68	0.53	0.50	1.6	B	0.299	10.236	0.000	0.000
SND02327	199.86	201.00	1.14	1.10	3.6	B	0.267	9.158	0.328	11.252
SND02330	234.65	237.27	2.62	2.15	7.1	Bc	0.270	9.261	0.224	7.675
SND02330	236.73	237.26	0.53	0.50	1.6	Bc	1.007	34.525	0.686	23.512
SND02331	255.93	256.64	0.71	0.50	1.6	Bb	0.233	7.994	0.214	7.353
Bullion Creek Area
SND02315	74.95	75.60	0.65	0.50	1.6	Bull	0.245	8.401	0.452	15.504

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has proposed an exploration program for Fiscal 2003 to include further diamond drilling on the Deep B shoot, the WD zone, the Bullion Creek zone and the Siwash East area at a budgeted cost of $350,000.

During Fiscal 2002 the Company purchased a mill or concentrating plant for possible use at the Siwash property.  The mill capacity is rated at about 125 tons per day.  The mill was purchased for US$75,000.  The estimated cost to dismantle and move the mill to a storage facility near the property is $130,000.  There has been no feasibility study to justify construction of the mill nor have permits to construct the mill been applied for.  The mill was purchased because it would be suitable for processing the Siwash mineralized material and the price was below replacement cost.  This low cost could have an impact on project economics.  If studies indicate it would not be feasible to install this mill on the Siwash project, it will be sold.  The Company has received an estimate that the mill could be sold for approximately $380,000.

The ATW Prospect – Canada

This diamond exploration prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 1992, these claims were acquired directly by staking and additional claims were acquired from Michael Magrum by ATW Resources Ltd. (“ATW”).  The Company owns a 40% share interest in ATW along with Williams Creek Explorations Limited-40% share interest and Troymin Resources Ltd.-20% share interest (now Santoy Resources Ltd.).  ATW acts as trustee and these companies are the beneficiaries of a declaration of trust for their respective interest in the prospect.  In 1993 the property was optioned to Kennecott Canada Exploration Inc. (“KCEI”).  KCEI’s interest reverted back to ATW in 2001.  ATW then completed a joint venture agreement with Aberex Minerals Ltd.-15% property interest and SouthernEra Resources Limited-10% property interest.  A 2% gross overriding royalty on diamonds produced from TR 107 (a portion of the ATW property) is payable to KCEI.  An option granted by the Company, together with all other shareholders of ATW, to KCEI under an agreement made as of November 30, 2001, to acquire a 40% share interest in ATW lapsed unexercised.

Expenditure to Date

As at December 31, 2002, the Company had incurred $117,803 in acquisition and exploration costs, net of proceeds, on the property.

Location and Access

The ATW property is located roughly equidistant between the Diavik and Snap Lake diamond deposits, on MacKay Lake, Lac de Gras area, Northwest Territories.  A winter road to the Diavik and Diamet diamond mines passes through the property.

History and Recent Work

Government geological surveys and widely spaced airborne magnetic surveys were carried out before 1992, but there was only regional mining exploration work on the area covered by this property until diamonds were discovered in the Slave Craton in 1991.

In the summer of 1992, ATW conducted limited a summer till sampling program for diamond indicator minerals, and contracted an airborne combined magnetic and electromagnetic survey of the western half of the property. After optioning the property, KCEI conducted several phases of prospecting, till sampling using sonic and reverse circulation drills, ground geophysical surveys, a small helicopter borne magnetic survey, and limited diamond drilling in two programs that totaled 671metres. This work identified a kilometres long train of diamond indicator minerals in glacial till that was followed east under MacKay Lake. Their work also found one kimberlite body, TR107, which contains no diamond indicator minerals, and therefore can not be the source of the indicator mineral train being followed.

Subsequent to the return of the property by KCEI, the joint venture group in 2001 conducted an airborne magnetic and electromagnetic survey of the previously un-surveyed five kilometre by five kilometre part of the property where the source of the diamond mineral indicator train found by previous work is expected to be. This was followed up by ground geophysics which confirmed the presence of three anomalies found by the airborne survey.

These three targets were drilled in the spring of 2002, but no kimberlite was found.

In early 2003, a sonic drill program of 77 holes was completed to further trace the indicator mineral train previously found and to narrow down the possible source area.

Geology and Mineralization

The property area is within the Slave Structural Province. This terrain was formed in the late Archean with late diastrophism. The oldest known rocks appear to be remobilized granitoids, emplaced in a thick volcano-sedimentary sequence. All of these units were subsequently metamorphosed, deformed and also intruded by other mainly granitoid bodies.

The ATW claims overlay Yellowknife Supergroup rocks of the Slave Craton. These Archean rocks consist of, metasediments (greywacke, pelite, minor quartzite, conglomerate, iron formation, and metavolcanics). Some of these formations give magnetic and electromagnetic responses. Large granitoid bodies intrude these rocks. The Proterozoic MacKenzie dyke swarm dominates the airborne magnetics as long continuous magnetic high responses that traverse the property.

Exploration and Drilling Results

Exploration work by KCEI between 1993 and 1998 identified a long diamond indicator mineral train or anomaly in glacial till that extended southeasterly up glacial ice direction (from the last ice age).  Several geophysical targets were also identified.  In 1994, four geophysical targets were drilled, and one of these, TR-107 intersected a kimberlite body, that was not diamondiferous and did not contain diamond indicator minerals. In January 1998, KCEI informed the Company that the main exploration target on the property was the source of the prominent indicator mineral till anomaly.  This anomaly contains indicator minerals (garnets and chromites) with chemistry from within the diamond inclusion field suggesting the source will be diamondiferous.  This indicator mineral anomaly was been traced to the western edge of MacKay Lake.  Reverse circulation (RC) drilling was carried out on the lake ice in early 1998 follow the till anomaly easterly back up the original direction of glacial ice movement towards the anticipated source location. Thirty-three holes for a total of 390 metres drilled at about 100 metre on three lines were completed to sample the till on the lake bottom. The easterly line has four holes 100 metres apart that had elevated counts pyrope garnets (>5) in the basal till, one of these had a very high count of olivines (>50) with elevated values in three holes. The work thus extended the indicator mineral train but no source area was delimited. In 1999, a sonic drill used to sample the till in a fence of holes across the ice movement direction and 13 holes for a total of 479 metres in a single line were drilled about five kilometres up ice direction from the last previous line of RC drill holes. These were essentially devoid of indicator minerals, and so it was concluded that the source area had been narrowed down to a five kilometre by five kilometre area, and that a potential source for the diamond indicator minerals should be looked for between these two lines of holes.  Analyses were done at KCEI’s Thunder Bay laboratory, an ISO Guide 25 facility.

ATW’s 1992 airborne survey did not cover this area, so a contract was given in March 2001 to Fugro Airborne Surveys to carry out a survey of the area between these two lines of holes, and also over a small area in a bay of MacKay Lake further down ice on the mineral train where a small magnetic low was outlined on an old (1960s) government magnetic survey of the area.   This work outlined two targets with pipe like characteristics and a long dike like structure that is not magnetic indicating it is not caused by a diabase dike. Surface geophysics confirmed the size and strength of the two pipe targets.

In early 2002, results of microprobe analyses performed on indicator minerals from sampling of the glacial dispersion train on the property were received by the Company from Kennecott Canada Inc. Mineral Services Canada Inc. (Mineral Services), a subsidiary of Mineral Services International, reviewed these microprobe results.  The following is an excerpt from the summary of the report provided from Mineral Services:

“A prominent kimberlitic indicator dispersion has been traced up-ice in till samples over a distance of 20 km, and was found by drill sampling to continue in MacKay Lake sediments for a further 3 km, leading to geophysical target ATW-02. The available kimberlitic indicator mineral analyses from this, the MacKay Lake dispersion, comprises 74 olivines, 18 orthopyroxenes, 127 clinopyroxenes and 198 garnets, but no kimberlitic ilmenite or chromite. The compositional characteristics of this indicator assemblage show it to be derived from kimberlite source(s) that have entrained predominantly diamond-stable mantle peridotite along a cold cratonic geotherm similar to that defined by garnet peridotite xenoliths in the Diavik kimberlites. Various samples show this indicator assemblage contains from 16 to 20% G10 garnets, with moderate-Cr2O3 G10 garnets well represented. Based on available data, and assuming that these data are representative of the samples from which they are derived, the source kimberlite(s) are predicted to be at least moderately diamond-bearing. A more definitive assessment of their diamond potential cannot currently be made due to the fact that: eclogitic garnet compositions are not reported; the extent to which the available data are representative of the full  indicator mineral population present in the tills and sediments or in specific source bodies is not known; and several critical kimberlite-specific mineralization factors have yet to be determined.

Kimberlitic garnet, orthopyroxene and clinopyroxene recovered from a composite core sample of the TR107 kimberlite reveal compositions quite unlike that seen in exploration samples on the rest of the MacKay Lake property. The TR107 kimberlite apparently sampled essentially only graphite-stable mantle peridotite on an elevated geothermal gradient. The kimberlite core sample is assigned zero diamond potential and it manifestly does not correlate with the intrinsically higher diamond potential of the vast majority of kimberlitic indicator minerals recovered from the property.”

In April 2002 a program of drilling geophysical anomalies on the project was completed.   No kimberlite was found.  Three resistivity low anomalies were tested.  Two were explained by graphitic conductors.  No explanation was found for the third anomaly.

In early 2003, a till sampling program was seventy-seven holes were drilled to recover samples of basal till samples on several lines of hole between the last two lines of till sampling holes described above. This work narrowed down the anticipated source area to a one kilometre by one kilometre square.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has planned an exploration program for late in Fiscal 2003 consisting of further geophysical work at an estimated cost to the Company of $9,000.

The Caballo Blanco Prospect - Mexico

The Caballo Blanco Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In 1996, the Company signed an option to purchase agreement with two private Mexican individuals for the approximately 40,000 acre property.  In terms of the agreement, to earn a 60% in the property, the Company had to issue a total of 200,000 shares and pay US$500,000 plus value added tax over four and a half years.  To earn the remaining 40% interest, the Company had to pay an additional US$500,000 plus value added within a year of earning its 60% interest, plus a 2.5% NSR from any production.  The Company could have reduced this NSR to 1.5% for a fixed payment of US$2,000,000 plus value added tax payable equally over 10 years.

The agreement was amended subsequent to December 31, 2002.  To earn a 100% interest , the Company must issue a total of 200,000 shares of its stock and pay US$668,500 plus value added tax by February 26, 2007.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.

Subsequent to December 31, 2002, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007.

Expenditures to Date

The Company had incurred $2,519,161 in acquisition and exploration costs on this prospect to December 31, 2002. During Fiscal 2002, the prospect was written-down by $2,000,000 and as at December 31, 2002, the Company had deferred costs of $519,161 on this prospect.

Location and Access

The Caballo Blanco project, consisting of mineral concessions, currently comprising about 8,200 hectares, is located in the state of Veracruz about 75 kilometres northwest along the Pan American highway in eastern Mexico from the city of Veracruz.

History and Recent Work

The area was staked in 1993 as a new discovery. The Company carried out limited exploration on the property in 1995 with mixed results, and subsequently provided the owner with funding to continue prospecting under a “grubstake” agreement. Further mineralization was found and an option agreement was negotiated. Since 1996, the Company’s efforts have focussed on three distinct areas of alteration and mineralisation known as the Central Grid Zone, Highway Zone and Northern Zone respectively. Most of the work to date has been carried out on the Central Grid and Highway zones, where separate porphyry systems have been identified. Geological mapping, sampling, geochemical surveys, magnetic and induced polarization (IP) geophysical surveys were carried out, mostly in 1997.  A 2,390 metre reverse circulation drill program was carried out by the Company in 1998 on the Central Grid Zone. This drilling intersected both porphyry-style copper-gold mineralization and high-grade gold-silver mineralization in veins apparently spatially peripheral to the porphyry system. In the Highway Zone, soil geochemistry, geologic mapping, and induced polarisation geophysical surveys have identified a separate porphyry copper-gold target. The Northern Zone is a large area of argillic alteration, within which preliminary prospecting and geochemical surveys have identified areas of elevated gold-copper-arsenic in silcified rock. Highly anomalous values have been found in stream silt samples and boulders in streams, and this area is thought to represent a large unexplored high-sulphidation gold system. In 1999, 2000, and early 2001, the Company carried out limited geological, geochemical, and IP surveys. Late in 2000, the Company purchased exploration data and surrounding claims from Lucero Resources Corp.  The Company also purchased a small net smelter return royalty on these claims for $1,000 Canadian dollars from Lucero’s successor in early 2003.

In Fiscal 2001, the Company’s subsidiary, Minera Gavilan, S.A. de C.V., signed an agreement with Noranda Exploracion Mexico S.A de C.V. (“Noranda”), a subsidiary of Noranda Inc., which was terminated in Fiscal 2002. Noranda carried out geological mapping, some regional geochemical surveying and diamond drilling. Starting in March 2002, Noranda completed 1789 metres of drilling in seven holes four in the Central Grid area, and three into the Highway Zone area, aimed at porphyry copper targets. At the Company’s expense, two short holes were drilled to test a gold target.

Comaplex initiated an exploration program early in 2003.

Geology and Mineralization

The property occurs in a caldera setting in volcanic rocks of Miocene age, along the northeastern edge of the Trans- Mexican Volcanic Belt.  It covers a large hydrothermal system that indicates both porphyry Cu-Au, high sulfidation Au and low sulfidation Au-Ag style mineralization.  Mineralogical evidence indicates that minimal erosion has taken place and the hydrothermal system is mainly preserved.  It is a new discovery, first identified by sampling in acid sulphate altered quartz stockwork veining, in a road cut for the main coastal highway.  This zone yielded anomalous gold values.

Exploration Results

A geochemical soil survey on a grid that covers roughly 3 kilometers by 3 kilometers in the Central Grid area of the property outlined a number of coincident gold-copper anomalies associated with what appears to be two styles of mineralization within a very large alteration zone. In one area, two creeks contain float rock of porphyry style quartz stockwork veining associated with copper-gold mineralization and K-silicate alteration. In a geochemical soil anomaly over this location, the 200 parts per million copper contour outlines an area roughly 700 meters by 500 meters, with coincident anomalous gold values.  The other style of mineralization, gold-silver-copper-lead quartz stockwork and quartz barite veins, is found in several areas.  One such area has an irregular shaped soil anomaly that is roughly 700 metres by 200 metres with up 2.89 gm/t gold and up to 0.22% copper.  The highest gold value in the soil survey was 9.96 gm/t from a small isolated high.

Geological mapping found that the anomalous gold values are closely associated with areas of widespread k-silicate alteration and copper staining.  The geochemical grid was extended northwards to cover possible extensions to the known highly anomalous values.

An induced polarization and ground magnetic geophysical program over the Central Grid area identified a very broad zone of elevated chargeability enveloping several intense chargeability highs.  These chargeability highs are linear in orientation, and are over one km long.  Profiles indicate these anomalies extend from surface to significant depths.  These linear highs relate spatially to the presence of outcrop and float of quartz-barite-sulfide veining and associated gold soil geochemistry.

A 2,390 meter reverse circulation drill program started in April and was completed in May 1998.

Holes CB-1 and CB-2 were drilled in the porphyry-copper-gold style target.

Hole CB-1 (located at 5100E and 3400N, drilling east at -60o, 167.6m deep) intersected a mineralized feldspar porphyry cut by quartz stockwork veining.  Chalcopyrite, pyrite and magnetite occur as coatings on fractures and in disseminated form.  Bornite is sparsely disseminated. Anomalous results are: from 3m to 167.6m (164.6m) of 0.15% Cu and 0.223 grams/tonne Au, including from 3m to 110m (107m) of 0.18% Cu and 0.254 grams/tonne Au.

Hole CB-2 (located at 5295E and 3400N, drilling west at -50o, 193.5m deep) was similar to hole CB-1 but sections of the porphyry are more highly clay altered with quartz stockwork veining containing pyrite chalcopyrite, minor galena and sphalerite.  Anomalous results are: from 26m to 193.5m (167.5m) of 0.09% Cu and 0.159 grams/tonne Au, including 96m to 108.2m (12.2m) of 0.13% Cu and 0.322 grams/tonne Au; from 153.9m to 193.5m (39.6m) of 0.15% Cu and 0.394 grams/tonne Au; and the last sample 192m to 193.5m (1.5m) of 0.23% Cu and 0.720 grams/tonne Au.

IP geophysical and soil geochemical anomalies were targeted with the drilling over a roughly 1 by 2.2 kilometer area within this 150 square kilometer property.  The water table was consistently intersected at shallow depths.  The water flow encountered in many holes limited the practical depth of drilling with the drilling system employed.  Future reverse circulation drilling could achieve better penetration depths and rates with equipment designed for higher water flow.

An involved quality control program was employed for the project and included the insertion of blanks, standards and duplicates into the sample stream. Samples were submitted blind to Bondar Clegg/ITS labs of North Vancouver for analysis. Industry standard methods of analysis were employed.

Hole CB-3 was collared into a ground magnetic high at 5545 meters east on line 3295N.  The hole, drilling west at -50o, passed through 10.7 metres of overburden before intersecting andesite which continued to 153.9 metres, the end of the hole. The andesite is highly altered to hydrothermal magnetite, epidote, chlorite and pyrite. Magnetite and epidote occur as veins and clots throughout the andesite. This style of alteration is similar to magnetite-epidote skarning developed in volcanics adjacent to porphyry Cu-Au deposits elsewhere. Several gold values over 1.52 meter sample widths were elevated with a high of 0.774 grams/tonne Au. This hole was drilled across the assumed dip of the skarned zone and did not penetrate through to an expected andesite/intrusive contact.

Hole CB-4 (collared at 5600 East on line 3524N; drilling east at -50o) passed through 16.8 metres of overburden before penetrating the same andesite to the end of the hole. The andesite is skarned as in hole CB-3, however at depth in the hole silicification, clay alteration and pyrite associated with quartz-sulfide veining were intersected. Several zones contained anomalous assay results.

Results in Hole CB-4 included 39.62 meters from 96.01m to 135.63 meters that averaged 0.25g/t gold and about 1.0 g/t Ag with 0.15% Cu and 0.10% Pb and 0.18% Zn.  This interval included a higher grade section from 96.01 meters to 108.20 meters totaling 12.19 meters averaging 3.8 g/t Au, 23 (g/t) Ag, 0.37% Cu, 0.19% Pb and 0.34% Zn.  This section relates to strong veining and included a high of 19.9 g/t Au and 26 g/t Ag over 1.52 meters from 102.1 to 103.63 meters.  A further zone of mineralization and veining was intersected from 123.4 to 126.5 meters over 3.10 meters of 1.7 g/t Au, 14 g/t Ag, and 0.11% Cu, 0.21% Pb and 0.35% Zn.

Holes CB-5 and CB-6 were drilled further south on line 2000 N at 5760 E and 5600 E respectively. CB-5 was drilled to the west at -50o and CB-6 was drilled east at -50o.  Both holes collared in similarly altered andesite but at shallow depths penetrated a highly silicified, clay altered and pyritized feldspar porphyry. The porphyry is cross-cut by narrow, dark quartz-pyrite-chalcopyrite veinlets.

Intersections in CB-5 included a 13.72 meters zone of veining, from 21.33 meters to 35.05 meters of 1.8 g/t Au, 31 g/t Ag and 0.10% Cu.  A second zone was intersected 48.77 meters from 54.86 to 103.63 meters averaging 0.241 g/t Au and 0.06% Cu.  Included in this section is a 19.81 meter zone from 83.82 to 103.63 meters averaging 0.446 g/t Au and 0.11% Cu.

CB-6 intersected similar porphyry style mineralization over 67.05 meters from 35.05 meters to 102.1 meters averaging 0.188 g/t Au and 0.05% Cu.  This includes a 13.72 meter section from 35.05 to 48.77 meters averaging 0.361 g/t Au and 0.09% Cu.

The results from holes CB-5 and CB-6 indicate that porphyry Au-Cu mineralization exists over 1.4 kilometres to the south of the previously released holes, CB-1 and CB-2. The mineralization is associated with the highly altered feldspar porphyry, an entirely different intrusive rock from that intersected in CB-1 and CB-2.

The remaining holes returned lower but still anomalous gold and copper values.

Fluid inclusion work on drill cuttings from the reverse circulation drilling program in the main grid, identified three stages of quartz with several types of inclusions.  The early and late stages of quartz and the inclusion characteristics are diagnostic of a classic copper-gold-porphyry system.  The intermediate banded quartz is common only in the shallow porphyry systems of the Maricunga Au belt.

Geological mapping, line cutting and geochemical soil sampling on the Highway Zone extended the gold in soils anomaly to cover an area 2 kilometres long, and up to 400 metres wide.  Geological mapping and prospecting of this area has found extensive vuggy silica in float and some outcrops in an area of widespread deep weathering and overburden.  The best outcrop sample so far from within the gold in soils anomaly is 1.1 grams/ton gold.

On the Northern Zone, work consisting of further geochemical stream silt sampling to find the source of anomalous gold values in drainages that contained float with multigram gold values in vuggy silica and breccia.  The stream silt sampling and follow up geological mapping and prospecting isolated an area of extensive large angular boulders of vuggy silica and subcrop with anomalous gold values.

In order to test the Central Grid and Highway Zone porphyry targets, Noranda drilled 1,789 meters in seven holes. Four were drilled in the Central Grid looking for the extension of the outcropping copper bearing porphyry and three holes were drilled into the previously undrilled Highway Zone. The report summary states “Despite pervasive K-spar flooding potassic alteration associated with the porphyry in the Central Grid and the huge argillic alteration zone that occurs at the Highway Zone, significant copper mineralization was not found.”  Noranda states the presence of an important gold deposit in the Central Grid area has not been ruled out but possibilities for an open pittable copper porphyry have been reduced.  On the Highway Zone, very low values of copper were found but drilling did intersect short intervals of elevated gold.  Hole CB-02-07, Noranda’s last hole, which was drilled in an area of extensive argillic alteration associated with elevated gold in soil geochemistry had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

Two further holes were attempted at the Company’s expense at the end of Noranda’s program, under the supervision of an independent consultant. These were located near reverse circulation Hole CB98-04, from the Almaden’s 1998 program, which intersected 12.2 meters of 3.8 grams of gold per tonne. Hole CB-02-08 was drilled east at -50°, parallel to and about thirty metres south of hole 98-4. It intersected fault gouge in the area where the vein was expected.  Hole CB-02-09 was located ninety meters north of CB 98-04 and also aimed east at -50°. This hole intersected a mineralized vein zone from 57.3 to 60.0 meters, and from 69.0 meters to 73.0 meters the recovered material contained fragments of quartz vein material that is mineralized with chalcopyrite, galena, and pyrite. The hole was abandoned in bad ground at 73.0 meters, which is a few metres before the expected location of the zone found in hole CB 98-04.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003 with all work being conducted by Comaplex Minerals Corp. who are working to earn their interest in the property.

The Yago/La Sarda Prospects - Mexico

The Yago/La Sarda prospects are without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 1997 the Company’s subsidiary, Minera Gavilan, S.A. de C.V., completed the assembly, from several Mexican individuals, of claims covering a large epithermal gold target near Yago, Nayarit, Mexico. The claims under option consisted of the Guadalupe, Sagitario and Yago claims.  To earn a 100% interest in the Guadalupe claim, the Company must pay US$30,000 plus value added tax over six years (amended).  To earn a 100% interest in the Sagitario claim, the Company had to US$250,000 plus value added tax by January 1, 2005 (amended).  There is a 2% NSR to only one owner on any production from his property.  In Fiscal 2000 the Company terminated its option on the Yago 1 to Yago 7 claims to reduce property payments.  The Tepic claim was acquired directly by staking.  The Tepic claims was reduced in size and then partially restaked in 2002 at the request of an optionee.

In Fiscal 1999 the Company entered into an agreement to acquire a 100% interest in 8 mining concessions which comprise the adjoining La Sarda mine and surrounding property for payments totalling US$2,000,000 plus value added tax over four years, as well as improvements, a 300 tpd mill and equipment located within the mining concessions.  If the mill was not included when the option was exercised in full, the purchase price would have been reduced by US$200,000.  In Fiscal 2000, the Company purchased this prospect outright for US$110,000 plus value-added tax, not including the mill.

In Fiscal 2002, the Company optioned the project to Ascot Resources Ltd. (“Ascot”).  Under the terms of the agreement, to earn an initial 50% interest Ascot had to issue 300,000 shares to the Company and incur exploration expenditures of US$1,000,000 within two years.  Ascot was committed to issue 200,000 shares and incur US$400,000 of exploration expenditures in the first year. At Ascot’s request and expense, several of the previously dropped Yago claims were re-optioned and became part of the mutual area of interest under terms of the Ascot-Almaden Agreement. Ascot could have increased its interest to 60% by issuing an additional 300,000 shares to the Company and incurring additional exploration expenditures totaling US$1,000,000.  Ascot relinquished their option in Fiscal 2003.

In May 2003, the company advised the owner of the Sagitario claim that it was relinquishing its option on that claim.

Expenditures to Date

As at December 31, 2002, the Company had deferred acquisition and explorations costs of $777,180, net of write-downs, on the property.

Location and Access

The Yago/La Sarda prospects are located in the state of Nayarit, on the Pacific Coast of Mexico.  The claims encompass the town of Yago, which is located by paved road approximately seven kilometers from Highway 15, which is the major thoroughfare from the United States to Mexico.  Yago is located roughly 50 kilometers north of Tepic, the capital of Nayarit.

History and Recent Work

Southern Part:

The assembled claims cover a large alteration zone centered on a northwest trending extensional structure with numerous separate gold veins, many of which had had historic small scale mining operations from numerous old workings.  It is believed that this was the first time in many years that all these claims had been assembled into a single property.  The separate owners each controlled a part of the main area of interest in the southern part of the property which is a large stockwork zone of chalcedonic banded quartz veins where small scale mining was carried out.  Wider veins within the stockwork zone were mined by underground open stopes accessed by adits and by glory holes mined out to surface.

In 1997, soil sampling and geological mapping were carried out on a grid over the southern area of interest. Numerous rock samples were also taken at this time. Encouraging results were followed up by expanding the grid and detailed in fill soil sampling in areas of interest.

In fiscal 1998, the Company optioned the property to Santoy Resources Ltd. (“Santoy”) who conducted a 975.2 metre drill program late in the year. Results did not meet their expectations and Santoy dropped their option in July 1999.

During November and December 1999 a program of mapping, sampling and road building was carried out on the project. Work was focussed on the Guadalupe-Tejona-Korina vein system in the southern portion of the project. Samples of ore from recent development and production blasts were also taken from the La Sarda area active operations, roughly seven kilometres north. The La Sarda Prospect had been in continuous production for about 5 years and mining during the option period was to be for the benefit of the current owner but restricted to 150 tonnes per day maximum and to material above the lowest level of workings on the La Sarda vein which is roughly 100 metres below the surface.  Mining operations ceased in early 2000.

In March 2000, the Company and its predecessor (“Fairfield”) entered into an agreement where Fairfield could earn 51% of the Company’s interests and rights to the prospect. Fairfield drilled two holes on the southern part of the property with discouraging results, and completed the acquisition of the northern part of the property.

In 2002, the Company optioned the property to Ascot. The optionee carried out further sampling, geological mapping, induced polarization geophysical surveys and limited diamond drilling.  Ascot dropped their option in 2003.

Northern Part:

In this area, the thrust of the Company’s exploration effort was to find new, larger zones of high grade material at greater depths on both the La Sarda and parallel vein zones.

In December 1999 some mapping was carried out on the La Sarda vein. Because the mine and mill were operating without established reserves, production and grade were somewhat erratic.  The La Sarda vein had provided most of the production over the previous four or five years.  This vein was found by mapping to be just underneath the opaline silica horizon, further indication that only the top portion of this extensive system is exposed.

The La Sarda area active workings were inspected. Four major sub parallel vein systems have been recognized in this area, and three were being actively worked at that time. High grade ore was reported in the active faces of the La Cucaracha vein workings. A sample taken from muck from an ore face returned values of 20.2 grams/tonne Au and 151 grams/tonne silver.

Geology and Mineralization

The assembled claims cover a large alteration zone centered on a northwest trending extensional structure with numerous separate gold veins.

The country rocks in the area are Tertiary andesitic tuffs and flows that are observed to be flat-lying.  The alteration zone is characterized by strataform silicification spatially associated with friable argillic alteration dominated by kaolinite with subordinate alunite and cristobalite.

This alteration zone is interpreted to represent the paleowater table of a shallowly-eroded epithermal system.  Gold-bearing quartz veins with prominent crustiform, colloform banding and stockwork quartz veining, are exposed beneath the strataform alteration and are the target of the exploration efforts.

Infrastructure

A main railway line crosses the prospect and there are electric powerlines to the town of Yago.  The prospect is approximately seven kilometeres from Highway 15 and is traversed by numerous gravel roads.

Exploration Results

Southern Part:

In 1997, a 1 by 1 kilometer grid was cut over the area of intense quartz-adularia veining and float and a soil sampling program was carried out at 50 meter spacing on lines 100 metres apart.  Several large multi-line gold-silver-antimony anomalies resulted that extended to the edge of the grid.  A follow-up survey was carried out in which the grid was expanded to roughly 1.5 by 2 kilometers.  Samples were taken intermediate to anomalous samples taken in the initial program to provide greater detail and to serve as a check on previous sampling.  Sampling was also carried out to define the extent of anomalies discovered in the first phase of sampling.  The in fill sampling confirmed the results of the previous survey while the additional soil sampling provided better definition of the existing anomalies and resulted in new anomalies which still remain open.  This anomaly lies in the central and south-west part of the grid in an area devoid of old workings and remains open in two directions.  Veins mapped in this area strike roughly 10 degrees east of north.  Emanating from the north-east part of this anomaly is a linear gold-silver-antimony soil anomaly trending approximately 40 degrees east of north.  The trend coincides with the attitudes of veins measured in outcrop in the north-east portion of the grid. Several other multi-line gold in soil anomalies resulted from the soil sampling.  Antimony and silver for the most part correlate well with gold geochemistry, defining similar trends throughout the grid.

At the time of soil sampling more than sixty rock samples were taken over the property.  These samples were taken from exposures in historic workings and the associated dumps as well as the vein float prevalent over the property.   Fifteen samples were taken from one area of more abundant outcrop about 100 metres by 16 metres and here gold grades were as high as 5.72 grams per tonne gold and averaged 1.9 gram/tonne gold.  Conventional Fire Assay and ICP techniques were employed on both rock and soil samples.

Several areas of intense banded quartz-adularia veining, stockwork veining and one area of hydrothermal brecciation and silicification were defined which are coincident with areas of anomalous soil geochemistry.  The initial geologic data indicates that the veining represents high elevations within a shallowly eroded low-sulfidation epithermal system, of which the paleo-water table is preserved over much of the property. Exploration was to designed to seek bonanza vein type mineralization.

Geologic work and road building in the southern Guadalupe-Tejona-Korina area was designed to provide access and investigate areas for future diamond drilling. During the course of this work several new veins and previously unknown historic workings were discovered. In the La Korina area (on the Sagitario claim), the lowest elevation workings, several shafts and adits were discovered in heavy undergrowth. The work completed has enabled the Company to select several sites for drilling in this area. Several banded quartz-adularia veins were discovered in the new road cuts within areas of high gold in soil geochemistry. In one area banded veining was discovered in an area of very high gold soil geochemistry along the La Guadalupe vein trend over 500 metres from known historic workings. A sample of banded veining from this area returned values of 5.5 grams/tonne gold and 110 grams/tonne silver. These areas and the Korina area were not tested by past drilling and are relatively lower in elevation than the depth tested by past drilling.

This program of work resulted in the definition of several key drill hole locations in the southern Guadalupe-Tejona-Korina area. These locations would test the correct elevations for potential bonanza grades at depth along the strike and intersection of several banded quartz-adularia veins. Road building provided access for these holes. Drill holes were also been designed to test the La Sarda area vein systems to the north including the Cucaracha vein.

Numerous small scale old workings are present on the property.

Hydrothermal alteration mapping and fluid inclusion studies support the conclusion that the present erosion surface represents shallow depths beneath the paleo-water table of the hydrothermal system. The potential for high-grade gold-silver mineralization is expected to extend from surface to significant depths beneath the present surface.

In December 1998, seven (7) widely spaced holes totaling 975.2 metres were completed by Santoy to test epithermal vein targets at depth.  Widespread quartz veining and stockwork systems were encountered at depth, many of which correlated well with surface zones.

Widespread anomalous gold, silver and base metal values were obtained from the drilling with the most significant mineralized intervals as follows:

Hole No.	From - To (m)	Interval (m)	Au (g/t)	Ag (g/t)
98-01 (Tejona Vein)	53.3 to 54.8	1.5	0.37	24.9
98-02 (Guadalupe Vein)	44.2 to 47.2 67.0 to 70.1 121.9 to 126.4	3.0 3.1 4.5	0.44 0.51 0.54	43.8 15.1 16.7
98-03 (between Creek & Tejona)	38.1 to 54.8 incl.38.1 to 39.6	16.7 1.5	0.15 0.63	22.6 99.8
98-04 (La Morraya)	42.6 to 44.2	1.6	0.32	35.7
98-05	198.1 to 201.1	3	1.8	0.9
98-06 (Creek Zone)	32.0 to 36.5	4.5	0.13	9.4
98-07	No significant values

The sample with the highest gold grade from Santoy’s drill program was re-assayed by the Company for metallic content, a fire assay procedure commonly used when coarse gold is suspected. The grade of this sample increased from 3.0 grams/tonne to 3.8 grams/tonne, which is interpreted to represent the presence of coarse gold. In these circumstances diamond drilling is generally considered the best drilling method to ensure the recovery of coarse gold. These values are interpreted to be typical of the level of exposure of the veins tested and support the interpretation that potential ore shoots might exist at greater depth than cut with these reverse circulation drill holes.

In July 2000, Fairfield began a diamond drilling program on the southern part of the property. Progress was very poor.  Drilling commenced with two holes on the Guadalupe vein that would be the most difficult to access if the rainy season were to start early.  Hole one did not reach its objective and the core barrel was lost in the hole.  After much difficulty, hole two was completed to the planned depth.  However, the drill rods became stuck when pulling out of the hole, and they are still stuck.   Fairfield brought a drilling expert to the project to identify the problems, which he determined not to be related to ground or any local conditions.  The program was terminated.  Although the first hole did not reach its targeted vein, another vein was intersected. The projected vein in hole two was also intersected where expected.  No significant assays were returned from these holes.

In 2002, Ascot completed a gradient array IP (induced polarization) geophysics survey on the La Sarda and Yago grids.  The two large geophysical grids covered three of four principal veins in the La Sarda mine area, and the Guadalupe, La Tejona and La Korina vein systems in the Yago area to the south.

At La Sarda the three northeast-striking veins surveyed to date were mapped very effectively by gradient array IP and traced approximately 200 metres beyond their last known exposures.  The data suggest that all three vein structures remain well defined over a strike length of 900 metres and are open for extension to the northeast.  In the Yago area, south of La Sarda, the IP data appear more complex.  On the west side of the grid geophysics traced the north-south striking Guadalupe vein over a distance of approximately 400 metres and defined a large area of very high resistivity corresponding to the La Tejona and La Korina vein structures.

A total of 1098.2 metres of diamond drilling was completed on the La Sarda vein by Ascot, one hole was lost before reaching the vein target, another hole had lost core through the section where the vein intersection was expected, and the remaining four had low grade values that nevertheless showed good vein width and continuity.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  The Company considers the Yago/La Sarda  prospect to be a considerable asset with good potential for a high-grade gold vein deposit.  The next step in the exploration process is an aggressive program of diamond drilling designed to develop a high-grade resource.  The Company will maintain the property until gold prices improve at which time the project will again be presented to potential joint venture partners.

The Galeana Prospect- Mexico

The Galeana prospect is without known reserves and all current work by the Company is exploratory in nature.

Option to acquire interest

Pursuant to an agreement dated February 22, 2001, the Company’s predecessor (“Fairfield”) acquired an option to earn a 100% interest in the Galeana claim group from a Mexican individual.  To earn a 100% interest, the Company must pay US$100,000 plus value added tax over seven years.  The Company must also pay US$400,000 plus value added tax should the property go into production.  The claims are subject to a NSR of 3% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$500,000 plus value added tax at any time.

During 2002, the Company entered into an agreement with Grid Capital Corporation (“Grid”).  To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by July 31, 2006.  Grid can increase its interest to 60% by incurring an additional US$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by July 31, 2007.

Expenditures to date

As at December 31, 2002, the Company had incurred $83,342 in acquisition and exploration costs on the prospect.

Location and Access

The Galeana project is centred on the village of Galeana, located roughly 22 kilometers by all season gravel road south of the town of Guadalupe y Calvo in Chihuahua State, Mexico. Guadalupe y Calvo is connected by paved highway to Parral, a major commercial and mining supply centre.

History and Recent Work

The property covers two major vein systems, the Miguel Ahumada - Estrella de Oro trend and the San Geronimo trend, both of which have had limited historic production. Production took place from 1889 to 1910, and it is estimated from historic reports that up to 100,000 ounces may have been extracted from vein material averaging 0.6 ounces per ton (opt) Au. The mines were closed in 1910, prior to the Mexican revolution. Several comprehensive evaluations of the deposits were carried out between 1902 and 1923 and are in the possession of Almaden. Apart from small scale activities by local miners, the property sat idle until 1996, at which time the present owner acquired it. In 1997 the property was optioned to Duran Gold Corp. (“Duran”) of Vancouver, Canada. Duran was a private company and optioned the property with the intention of making an initial public offering based on the Galeana property as a principal asset. Duran mapped and sampled all the accessible historic workings and made preparations for a diamond drill program to test the known ore shoots to depths beneath and along strike from the historic stoping. In 1999, Duran was unable to raise the funds necessary to carry out the proposed exploration, and as a result, Duran terminated their option on the Galeana property.

In 2002, the Company carried out a limited program of geologic and alteration mapping.

In April 2003, Grid carried out an exploration program that consisted of geological mapping, rock and soil geochemical sampling and Induced Polarization geophysics.

Geology and Mineralization

The property covers two major vein systems, the Miguel Ahumada - Estrella de Oro trend and the San Geronimo trend, both of which have had limited historic gold production. Both vein systems represent classic banded quartz-adularia-carbonate low sulphidation epithermal veins. The veins are exposed in dominantly andesitic flows of the upper part of the Lower Volcanic Sequence of the Sierra madre Occidental volcanic province although alteration and veining continue into the lower part of the Upper Volcanic Sequence. Ignimbrites of the Upper Volcanic sequence have been observed at higher elevations on the property.

Planned Work Program for Fiscal 2003, ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003 with all work being conducted by Grid who are working to earn their interest in the prospect.   Grid has proposed an exploration program consisting of geologic mapping, rock chip sampling and soil geochemistry for Fiscal 2003.  Limited geophysics and diamond drilling are also recommended.

The El Pulpo Prospect - Mexico

The El Pulpo Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company’s subsidiary acquired a 100% interest in the Gavilan claims by staking in December 2001.

Subsequent to December 31, 2002, the Company entered into an agreement with Ross River Minerals Ltd. (“Ross River”).  To earn an initial 50.1% interest, Ross River must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 425,000 shares to the Company by April 30, 2008.  Ross River can increase its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by April 30, 2010.

Two additional claims, which are surrounded by the Gavilan claims, were optioned from private Mexican individuals in 2003. To earn a 100% interest, the Company must pay US$162,000 plus value added tax by February 2005.  The two claims are subject to a 1% NSR which can be purchased for a fixed payment of US$300,000 plus value added tax. The optionors have the right to conduct small scale (less than 40 tonnes per day) mining operations. An agreement to option a further three claims is expected to be finalized when the optionors (the same group of private Mexican individuals) complete underlying documentation. Similar terms are agreed to with the NSR buyout amount to be US$200,000. These will all come under the deal with Ross River, and that company is responsible for all payments on these claims while its option is in good standing.

Expenditures to Date

As at December 31, 2002, the Company had incurred $68,188 in acquisition and exploration costs on the property.

Location and Access

El Pulpo is located north-east of Mazatlan, Mexico and covers an area of approximately 120 square kilometres.  Access to the mineral claims is by Highway 15 to San Ignacio and then by all season dirt road to Vado Hondo.

History and Recent Work

The optioned claims have numerous old historic workings explored in the past for gold and copper.

The El Pulpo prospect was discovered by a major company in the early 1970’s. A soil and rock geochemical sampling program was carried out at that time and produced a copper anomaly associated with a K-silicate altered and stockwork veined intrusive body.  A prominent consultant visited the property at that time and wrote a report, now in the Company’s possession, recommending work including exploration tunnelling.  The Company believes that no other significant work has been performed on the property until the current claim was staked. Late in 2002, the Company conducted stream silt geochemical survey over parts of the claim block, this work detected several gold-copper anomalies, rock sampling also found several areas with anomalous gold copper and silver values.

Geology and Mineralization

The El Pulpo project represents a large area of porphyry-style alteration and mineralization developed in the Teriary age Sinaloa batholith and known alteration and mineralization covers an area 8 km by 8 km.  This alteration is manifested by quartz-tourmaline veining, associated with copper-gold and molybdenum values peripheral to a zone of stockwork quartz veining associated with copper values. Later Miocene lithic tuffs cover part of the claim area.

2003 Exploration Results

Ross River has informed the Company of the following results from fieldwork carried out by Ross River during March and April 2003:

El Bagre Target: The El Bagre Target exhibits altered calc-alkaline intrusive quartz stockwork mineralisation hosting both oxide and sulphide copper mineralisation. Four widely spaced rock samples collected over an area of one square kilometre averaged 1.43 % copper, 0.13 g/t gold and 52.4 g/t silver.

Papaya Target: The Papaya Target is one kilometre north of the El Bagre Target. Of nine samples collected from a vein by Ross River, seven assayed  over 1 g/t gold. The values of these seven samples ranged from 1.00 g/t gold to 30.66 g/t gold, with an average of 8.47 g/t gold, 90.4 g/t silver and 5.11 % copper over a width of 1.5 to 2 metres.

El Tiburon Target: The El Tiburon target is a further one kilometre north of the La Trucha target.  Grab samples indicate a zone where follow-up is warranted.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003 with all work being conducted by Ross River who are earning their interest in the prospect.  Ross River is currently (May 2003) carrying out a program of reconnaissance geological mapping, and sampling, further work programs will be based on results of this work.

The Puebla Prospect - Mexico

The Puebla Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The property is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The Cerro Grande claim was acquired directly by staking. This project falls under the area of influence of the BHP Billiton joint venture discussed below, and under terms of this joint venture it has been offered to BHP.

Expenditures to Date

As at December 31, 2002, the Company had incurred $3,889 in staking costs on the property.

Location and Access

The Puebla project is located twenty-one kilometres north of Puebla, Puebla State, Mexico and may be accessed by paved highway from Puebla.  Several other paved and unpaved roads provide access to various parts of the prospect from this highway. The centre of the prospect is approximately latitude 19 degrees 42 minutes North and longitude 97 degrees 52 minutes west.

Infrastructure

All major services are found in Puebla, a major city located roughly one hundred  kilometres to the south west of the prospect.  Labour is available in local towns and villages.  There is good road access throughout most of the area and major power lines also cross the prospect.  A local power line network supplies electricity to villages within the area.

History and Recent Work

Several limited, surficial historic workings exist on the property, however their age is unknown. To the Company’s knowledge, no recent work has been carried out on the property other than that done by the Company.

Geology and Mineralization

The property is underlain by deformed Cretaceous limestones which are overlain by Tertiary volcanics rocks which include airfall tuffs and associated debris flows. These rocks have been intruded by quartz phenocryst bearing intrusive rocks of an unknown age. These intrusive rocks are altered and mineralised as are the limestone host rocks near the contacts with the intrusive body. The mineralogy of exposed alteration in the intrusive consists dominantly of sericite and pyrite associated with quartz-pyrite stockwork veining. Minor chalcopyrite has also been identified in association with this alteration which is interpreted to represent late-stage phyllic alteration in a porphyry system.

To the south of the intrusive system and area of silica replacement alteration and spatially associated argillic alteration has been identified. This alteration is hosted in both limestone and overlying volcanic rocks. Anomalous mercury, arsenic, antimony , gold and silver values were returned from rock samples taken of both alteration in limestone and volcanic rocks and quartz-calcite veins hosted by these altered rocks. This work warrants further follow-up sampling.

Exploration and Drilling Results

A program of geologic mapping, rock, stream silt sampling and induced polarization geophysics was carried out in January of 2003. This program focused on the exposed porphyry intrusive and related skarn bodies but also covered areas of epithermal alteration. Anomalous results were received from rock samples taken from both the porphyry style and epithermal alteration and mineralisation. These results warrant further work. One line of induced polarization geophysics was carried out on the property. This work identified a greater than two kilometer wide zone of elevated chargeability response which is coincident with the exposed altered and mineralised intrusive system.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company and BHP are reviewing the prospect and at present have no planned Fiscal 2003 exploration program.

BHP Billiton Joint Venture - Mexico

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico.  Under terms of the joint venture, each company is committed to fund U.S.$200,000 of exploration in the first year. To earn a 51% interest in any property which may be acquired, BHP must fund an initial US$1,000,000 of exploration, after which both companies are committed to fund a further US$750,000 of exploration.  If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty.  If both companies maintain their interest of funding, BHP can earn a further 19% interest in each project by completing a feasibility study. An additional 10% interest can be earned by BHP by funding the property into production.

An initial helicopter-borne reconnaissance program was completed in May 2003 over the area of interest of the joint-venture program. A 100% interest was acquired by staking in two properties identified during this program. The properties, named Fuego and Cerro Colorado, are located very close to one another in Oaxaca State. The Fuego and Cerro Colorado projects have been offered to BHP Billiton under terms of the joint venture agreement.

The Fuego property is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with bonanza grade epithermal vein systems worldwide. Some very limited surficial historic workings exist on one of several banded veins identified within a more than 20 meter wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to 5 meters wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property of both banded quartz adularia vein material and silicified volcanic wall rock. Samples of banded quartz vein material returned anomalous values that warrant follow up. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. The Fuego property has excellent infrastructure and represents an entirely unexplored epithermal vein system. Geologic mapping, geochemical rock and soil sampling and geophysical surveys are planned to define the extent of the vein system and the distribution of gold and silver. Samples have been selected for fluid inclusion analysis which will be carried out to confirm the field observation that the veins appear to be shallowly eroded.

The Cerro Colorado property represents a new discovery as the colourful hydrothermal alteration was recognised by the geologic crew passing by in a helicopter. The property covers an area of intense hydrothermal alteration developed in volcanic rocks intruded by quartz-feldspar porphyritic rocks. Highly weathered and oxidised silicified and acid leached porphyritic rocks occur over a more than 2 kilometer by 2 kilometer area. These rocks display classic "vuggy silica" textures. This texture is common in rocks that have been exposed to highly acidic hydrothermal fluids and is indicative of a high-sulphidation epithermal system. This style of mineralisation hosts major gold silver deposits worldwide, including the giant Peirina and Yanacocha gold deposits in Peru. The areas of vuggy silica are intimately associated with broad areas of intensely argillic altered host rocks. Initial samples from outcropping vuggy silica and argillic alteration have returned only anomalous values of gold, silver, arsenic and antimony, however this is not uncommon in surface exposures of weathered gold-rich vuggy silica bodies elsewhere. Geologic mapping, geochemical rock and soil sampling and geophysical surveys are planned to define the extent of the vuggy silica bodies and the distribution of gold and silver.

In addition to the Fuego and Cerro Colorado properties, several areas of significant mineralisation and alteration for follow-up were noted in the initial program. Additional work programs are currently being planned for follow-up work on these areas.

The Ram Prospect – Canada

The Ram Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Ram claims were acquired from the Company’s predecessor (“Fairfield”) and are 100% owned by the Company.

In May 2000, Fairfield entered into an agreement with Ross River Gold Ltd. (now Ross River Minerals Inc.  (“Ross River”)) whereby Ross River can earn a 70% interest in the prospect by incurring $500,000 in exploration expenditures by April 1, 2006 and issuing to the Company a total of 390,000 shares (amended).  Ross River has also paid the Company $21,000 in consideration for an extension to the agreement.

Expenditures to Date

As at December 31, 2002, the Company had expensed all acquisition and exploration costs and is carrying this property at $1.

Location and Access

The Ram prospect is in the Watson Lake Mining District, 260 kilometers northeast of Whitehorse, and 45 kilometers south of Ross River, Yukon Territory.  The claims are accessible by seasonal four-wheel drive road originating from the South Canol Road (Highway 8).

History and Recent Work

The current 69 Ram claims formed part of a much larger block of 758 claims staked in 1984 and 1985 by Regional Resources Ltd. (Fairfield’s predecessor), to cover gold-silver and base metal geochemical anomalies and mineral occurrences.  Work completed by Regional in 1985 included line cutting, grid geochemical surveys, geological mapping, prospecting and minor hand trenching.

Title to the entire claim group was transferred to Fairfield in 1986.  During 1987, Fairfield conducted further grid soil sampling, reconnaissance rock sampling and ground geophysical surveys.  In 1988, Fairfield and joint venture partner Equity Silver Mines Ltd. carried out diamond drilling and additional soil geochemistry.  Thirty-one BQ core holes totaling 3723 metres were drilled to test five separate targets on the property.  Fifteen of these holes tested the Vole, Trout and Mouse Showings located on the presently existing (69) claims.

From 1991 to 1999, the property was under option to Pacific Comox Resources Ltd. which conducted airborne and ground geophysical surveys, and a reverse circulation drill program that included six short holes on the present (69) claims.  The claim holdings were reduced to this number by December 1993.

In May 2000 the Ram claims were optioned by Ross River which in turn optioned them, together with its larger adjoining Tay-LP land package, to Newmont Exploration of Canada Limited (“Newmont”).  Fieldwork in the Ram area by Newmont during 2000 included airborne magnetic and electromagnetic (EM) geophysical surveys, geological mapping and prospecting, soil and rock geochemical sampling, and auger overburden drill sampling.  Newmont terminated its option on the entire Ram/Tay-LP project in December, 2001.

During 2002, Ross River carried out further prospecting and rock sampling on the Ram claims, as well as diamond drilling of four holes totaling 342.6 metres to test EM and geochemcial anomalies.

Geology and Mineralization

The present claim area is underlain by a sequence of moderately deformed and metamorphosed Lower Paleozoic sediments intruded by probable Cretaceous age granitic rocks.  Lithologies comprising the stratigraphic assemblage include phyllite, schist, dolostone, quartzite and slate.  Calc-silicate hornfels and chlorite-magnetite skarn occur at or near intrusive contacts.

Auriferous mineralization on the property is dominantly hosed by phyllite and occurs as irregular quartz-sulphide masses, veins and stockworks, breccias, skarn/hornfels, and local replacements of thin calcareous interbeds.  Sparse intrusive exposures are variably silicified, clay altered and also locally contain quartz-sulphide veins and sulphide disseminations.  A prominent regional domal uplift of the stratified rocks is interpreted to reflect the presence of buried intrusions responsible for the mineralizing events.  The style and setting of the various occurrences are consistent with the model of intrusion related gold systems along the Tintina Gold Belt of central Yukon and Alaska, within which the Ram prospect is situated.

The gold is associated with quartz-tourmaline, pyrrhotite, pyrite, bismuthenite, tellurides, chalcopyrite, arsenopyrite and galena.  Best mineralization discovered to date occurs at the Vole Showing, where drilling in 1988 intersected a quartz-sulphide stockwork zone assaying 2.2 g/t gold over 5.3 metres.  Approximately 1300 metres south of this area, a 5-metre wide quartz-sulphide vein outcrops at the Trout Showing. This showing was also drill tested in 1988; silver assays of up to 101.8 g/t over 1.74 metres were returned, but gold values were low.

Infrastructure

There is no infrastructure in place on the prospect.

Drilling Results

During Fiscal 2002, Ross River completed four diamond drill holes totaling 342.6 metres on the Ram claims, to test EM and geochemical anomalies.  No significant gold assays were obtained from core samples.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  Ross River is maintaining its option on the property, but to date has not given notice concerning any 2003 work program.  The claims are in good standing to December 31, 2004, and may be extended beyond that date pending Ross River’s filing of assessment credits for the 2002 work program.

The Yukon Coal Prospect – Canada

The Yukon Coal Prospect is without proven reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2002, the Company acquired a 50% interest in four coal exploration licenses covering 187,698 acres in the Yukon Territory through application to Indian and Northern Affairs Canada.   Santoy Resources Ltd. (“Santoy”), formerly Troymin Resources Ltd. (“Troymin”), holds the remaining 50% interest.  The licenses were originally applied for by the Company’s President during Fiscal 2001 and when granted, a 50% interest was for the benefit of the Company and a 50% interest was for the benefit of Troymin.  The licenses are subject to a gross over riding royalty (‘GORR”) of 3% payable to H. Leo King upon the licenses being issued.  The joint venture can also purchase up to 2% of the GORR for $1,000,000 for each per cent.

Expenditures to Date

As at December 31, 2002, the Company had deferred costs of $14,097 consisting of the deposit for the first and second year expenditures.

Location and Access

The licenses are located in the Watson Lake Mining District in the Yukon Territory, 100 kilometres north east of Watson Lake.  Access is by helicopter.  A winter road extends to 10 kilometres of the property.

History and Recent Work

Coal was discovered by Sulpetro Minerals Ltd. in the Rock River Basin in July 1980 and five holes were drilled in 1981 for a preliminary evaluation of the coal potential.  A gravity survey of the entire basin on widely spaced lines was carried out in 1982.  This survey identified nine responses possibly sourced by coal units.  These can be divided into six anomalous areas, one of which includes the known coal beds.  Near surface coal was intersected in drill holes one and two.  A Yukon Government publication, “Yukon Exploration and Geology 1983” reports that Sulpetro staff estimated 56,000,000 tonnes of lignite coal lies within 80 metres of the surface in the vicinity of holes 1 and 2.  Analyses indicated a thermal content of 6645 BTU at equilibrium moisture and a waste to coal ratio of 2:1.  The coal ranks from lignite A to subbituminous C.  The Almaden/Troymin joint venture has conducted a review of government and Sulpetro data.

Geology and Mineralization

Tertiary strata in the Rock River Basin accumulated in an inter montane valley whose geometry and history was probably controlled by subsidence related to the Rock River fault.  Coal deposits in the Rock River Basin are interpreted as products of desposition in forest moor environments associated with stable channel fluvial systems.   If the elongate gravity anomalies identified by Sulpetro are coal the ultimate coal potential of the property is very high.  To prove up coal resources would require an extensive program of closely spaced holes.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  The Company is required to file a statement of work or remit fees based on $0.05 per acre in year one, $0.10 per acre in year two and $0.20 per acre in year three.  The licenses expire on July 30, 2004 but are renewable on the same terms.

The Prospect Valley Prospect – Canada

The Prospect Valley Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the Prospect Valley prospect were acquired by staking by the Company’s predecessor (“Fairfield”) in October 2001 and are 100% owned by the Company.

Expenditures to Date

As at December 31, 2002, the Company had incurred $88,962 in acquisition and exploration costs on the property.

Location and Access

The property is located approximately 50km west of Merritt, British Columbia and access to the claims is by road.

History and Recent Work

A preliminary program carried out in October 2001 consisted of prospecting and reconnaissance scale rock and soil geochemistry.   This work resulted in the discovery of widespread and locally abundant gold bearing quartz vein float

Initial soil sampling at 50-meter intervals was conducted along a network of old logging roads and trails throughout the claim block.  Analytical results from the 280 soil samples taken have outlined anomalous gold (0.01–0.16 g/t Au) and arsenic (8-20 s/t As), mainly within the one square kilometer area containing the most abundant quartz float.

2002 field work consisted of initial coarse grid soil geochemistry, multiple stages of detailed (infill grid) soil geochemistry, minor portable auger (soil) sampling, substantial further prospecting and reconnaissance (rock, silt, soil) sampling, plus mechanical excavator trenching and test pitting with related mapping and rock/basal soil sampling.  Totals of 1241 soil, 123 rock and 11 stream sediment samples were collected and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC for 35-element geochemical analysis.

The mineralization found to date consists of gold bearing quartz vein and breccia float showing distinct low sulphidation type epithermal textures with values up to 1.112 oz/ton gold.  The quartz float is predominantly concentrated around Bonanza Creek on the western claims and its source has not yet been determined.  However, current field evidence indicates a local volcanic host sequence.  Fluid inclusion studies on a few samples of the quartz vein material have reported formation temperatures of ~200degrees Celsius, indicating only shallow erosion of the source epithermal system.

A total of 1385 grid and road soil samples have defined multiple element geochemical anomalies in the area of Bonanza Creek resulting in a 660-metre (2,165-ft.) trenching program undertaken in October 2002.  Test pits were dug to a depth of five metres (16.4 ft.) at fifteen locations on the west side of Bonanza Creek but no bedrock was reached.  Intermediate volcanic flows and pyroclastics with varying degrees of carbonate and clay alteration were uncovered by excavation on the east side of Bonanza Creek.  Narrow north-trending quartz stringers were exposed and sampled but no significant gold values were returned.

Geology and Mineralization

The prospect was staked to cover widespread occurrences of significant gold bearing quartz vein and quartz breccia float showing textures typical of low sulphidation epithermal systems.  Although the claim area is extensively covered by glacial till, most of the mineralized float is angular and local volcanic bedrock exposures exhibit strong alteration and oxidation.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company’s planned Fiscal 2003 exploration program consists of an Induced Polarization Resistivity geophysical survey and reverse circulation drilling at an estimated cost of $65,000.

The MOR Prospect – Canada

The MOR Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the MOR Prospect were acquired by staking by the Company’s predecessor (“Fairfield”) during August 1997 (MOR 1-4), August 1998 (MOR 5-8) and September 1998 (MOR 9-12).  The MOR 13 to 52 claims were added in April 1999 when the prospect was optioned to Brett Resources Inc. (“Brett”).  Brett carried out an exploration program then returned the prospect to Fairfield in December 1999. The mineral rights are 100% owned by the Company and the surface rights are held by the Teslin Tlingit Council/Yukon First Nations, from whom permission is required for entry to conduct work.

Expenditures to Date

As at December 31, 2002, the Company had deferred $62,024 of acquisition and exploration costs, net of write-downs and recoveries, on the prospect.

Location and Access

The MOR prospect is located 9km north of the Alaska Highway in the Morley River area of southern Yukon Territory and consists of 52 contiguous mineral claims in the Watson Lake Mining District.  Access is by helicopter from a staging area on the Alaska Highway.

History and Recent Work

The initial MOR claims (1-4) were staked in August of 1997 to cover a small zone of significant base and precious metal values in soil and in gossanous schist subcrop (Discovery Showing), located during follow-up of regional stream sediment anomalies identified by Fairfield’s predecessor company in 1980.  Subsequent work in 1997 focussed on hand pitting and trenching in this area, but also included prospecting and reconnaissance (silt, soil, rock) sampling elsewhere on and around the four claims.

During 1998 Fairfield added 8 claims (MOR 5-12) and carried out grid soil geochemistry (21 line-km / 432 samples), ground magnetic and VLF-EM geophysical surveys (11 line-km), limited blast trenching in the Discovery Showing area, and minor prospecting with reconnaissance rock sampling.

In April 1999, Brett Resources Inc. optioned the property from Fairfield and staked 40 additional claims (MOR 13-52).  Brett subsequently conducted a soil geochemical survey (22 line-km / 442 samples) covering some of the new claims, property-wide preliminary geological mapping at 1:10,000 scale, more detailed (1:1,500) geological mapping in areas of known mineralization, prospecting and rock sampling, plus claim tagging.  Brett relinquished its option on December 31, 1999.

Field work in 2000 consisted of additional grid soil geochemistry (43 line-km) and ground magnetic, VLF-EM geophysical surveys (29.5 line-km); detailed grid based soil profile and bedrock sampling by portable power auger, further prospecting with reconnaissance rock sampling, plus handheld GPS-surveying of the claim post, grid line and sample locations.  A total of 1223 samples were collected and shipped to Acme Analytical Laboratories Ltd. (Vancouver, B.C.) and ALS Chemex (North Vancouver, B.C.) for multi-element analysis.

Geology and Mineralization

The MOR claims are underlain by deformed and metamorphosed volcanic and sedimentary rock assemblages of Devonian-Mississippian age.  These assemblages include the Big Salmon Complex which in part has been correlated to Yukon-Tanana stratigraphy that is host to several important volcanogenic massive sulphide deposits in the Finlayson Lake district, 160 kilometres to the northeast.

The main mineralized zone at MOR is closely associated with several subparallel felsic schist/tuff horizons within a dominantly mafic volcanic sequence.  Mineralization at the Discovery Showing, exposed by limited hand trenching during 1997-98, consists mainly of coarse grained pyrite and chalcopyrite in quartz-sericite and chlorite schists.  B Bedrock chip samples from this locality have returned analyses in the following ranges: copper (Cu) 0.05 to 1.5%, lead (Pb) 0.04 to 0.51%, zinc (Zn) 0.04 to 0.55%, silver (Ag) 7.5 to 82.2 g/t, gold (Au) 0.15 to 8.91 g/t.  Work programs in 1998 and 1999 have traced the mineralized unit(s) intermittently in outcrop over a strike length of 900 metres, and have outlined an encompassing 2000-metre long by 100 to 250- metre wide multi-element soil geochemical anomaly with a partly coincident moderately strong VLF-EM geophysical conductor.

The 2000 auger sampling provided for better overall definition of the main mineralized trend, and revealed significant blind mineralization at two widely separated locations within this trend.  Weathered and decomposed bedrock samples from the new showings, which may represent different felsic horizons than any previously sampled, yielded highly anomalous base and precious metal values as shown in the following table:

GRID LOCATION	DEPTH & SAMPLE INTERVAL (M)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
2450E/2500N	0.7 - 1.4	0.12	0.57	0.03	43.1	1.25
	1.4 - 2.0	0.08	0.31	0.04	43.1	0.42
2450E/2510N	0.2 - 0.7	0.10	0.25	0.04	41.8	1.76
	0.7 - 1.4	0.07	0.18	0.04	26.1	0.49
	1.4 - 2.2	0.10	0.27	0.05	43.4	0.78
3000E/2610N	0.4 - 1.3 *	0.02*	0.25 *	0.01*	60.7 *	0.99*

(*Averaged result from 3 samples within this interval.  Best individual sample results include 109.2 g/t Ag and 2.14 g/t Au.)

Elsewhere on the property, results from the 2000 program have outlined coincident copper-silver soil anomalies together with several weak VLF-EM conductors within a broad zone situated approximately one kilometre south from the main (Discovery) trend.

Infrastructure

There is no infrastructure in place on the prospect.

Drilling Results

No drilling has been carried out on the claims.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  Further exploration is to include an IP geophysical survey, excavator trenching and/or diamond drilling.    The claims are in good standing until April 29, 2008 through to April 29, 2011.  The Company continues to seek joint venture partners for this prospect.

The Meister River Prospect - Canada

The Meister River Prospect is without known reserves and all work by the Company’s predecessor (“Fairfield”) on the prospect has been exploratory in nature.  No work has been conducted on the prospect since 1986.

Option to Acquire Interest

The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date

As at December 31, 2002, the Company had expensed all acquisition and exploration costs and is carrying this prospect at $1.

Location and Access

The Meister River prospect is located 90 kilometres (56 miles) west of Watson Lake, Yukon Territory and 14 kilometres (9mi.) northwest of kilometre 1110 (Mile 690) on the Alaska Highway.  A seasonal four-wheel drive road from the Alaska Highway provided access to the claims during previous exploration programs.

History and Recent Work

All of the original 410 Meister River (MR) claims were staked by Regional Resources Ltd. (Fairfield’s predecessor) in 1981 to 1984, to cover geochemical anomalies and mineral occurrences in a geological setting favourable for hosting replacement type massive lead-zinc sulphide deposits.

Property exploration programs from 1981 to 1985 included grid layout, aerial photography, geological mapping, prospecting, geochemical sampling, airborne and ground geophysical surveys, hand trenching, backhoe trenching/test-pitting, sonic overburden drilling, and diamond drilling comprising five NQ (core) holes totalling 1,077 metres in the West Zone oxide mineral body.  The access road from the Alaska Highway as well as trench and drill site access trails were also constructed during this time period.

In May 1986 the property was transferred to Fairfield.  A diamond drilling program carried out later that season consisted of 2,413 metres in 22 NQ holes distributed as to eight holes (687m) which further tested the West Zone, and 14 holes (1,726m) which tested four separate areas of mineralization in the South Zone.

Following the 1986 program, additional diamond drilling was recommended for the West Zone to test for sulphide mineralization at depth but this work has not been carried out.  As at December 31, 2002, all except seven of the claims have been allowed to lapse.

Geology and Mineralization

The MR claim group is underlain by a deformed and metamorphosed sequence of Lower Cambrian or earlier sedimentary rocks.  A small Cretaceous (?) quartz monzonite stock occurs nearby.  Mineralization consisting of zinc-silver-lead bearing massive iron and manganese oxides, with sparse remnant sphalerite and galena, appears to be related to replacements and/or fault structures at or near phyllite-carbonate contacts.  Five separate mineral zones have been identified of which the most substantial is the West Zone oxide body.

The West Zone mineralization has been traced in outcrop and in trenches over a strike length of 1000 metres, revealing true widths ranging from less than one metre to 18 metres.  It occurs as mantos or elliptical shaped lenses aligned along a moderately dipping fault structure.  The best averaged assay results from trench samples are 12.01% zinc (Zn), 0.32% lead (Pb) and 1.39 oz/ton silver (Ag) over 14.0 metres that included a 9.0 - metre section of massive oxides.  The oxide material has been intersected to a vertical depth of 105 metres by diamond drilling, and has been encountered in 12 of the 13 holes which have tested the West Zone.  Drill intercepts of oxide ranged in length from 1.0 to 29.0 metres; the 29-metre interval, from Hole 86-MR-8, assayed 3.79% Zn and 1.22 oz/ton Ag and included a 14-metre section which assayed 4.57% Zn, 0.94% Pb,  2.01 oz/ton Ag.

In the South Zone, based on the 1986 drill program, the best results were returned from a partially oxidized graphitic phyllite unit where a 12.0-metre intercept assayed 2.56% lead, 2.06% zinc and 0.05 oz/ton silver.  A        5.0-metre section within this interval assayed 5.02% lead, 4.11% zinc and 0.10 oz/ton silver.

Infrastructure

Two lumber and plywood buildings, as well as core storage racks, remain at the old exploration campsite.

Drilling Results

No recent drilling has been conducted by the Company.

Planned Work Program-Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  The Company is seeking a joint venture partner to fund potential future work.

The Logan Property – Canada

The Logan Property contains an indicated mineral resource of 12.25 million tonnes (13.5 million tons) grading 6.17% zinc and 26.4 gm/tonne (0.77oz/ton) silver as estimated from the results of substantial core drilling and trenching programs conducted during 1986 to 1988.

Interest

The Company owns a 40% carried interest in the property, acquired from its predecessor (“Fairfield”) through amalgamation.  The owner of the 60% interest is required to fund 100% of exploration expenditures until a production decision is made, at which time the Company may elect to pay its proportionate share of future expenditures after the production decision or convert its property interest into a 15% Net Profits Interest.  Subsequent to December 31, 2002, the 60% owner agreed to sell its interest to Expatriate Resources Ltd.

Expenditures to Date

As at December 31, 2002, the Company had expensed all acquisition and exploration costs and is carrying this property at $1.

Location and Access

The Logan Property comprises 106 claims located 108 kilometres northwest of Watson Lake, Yukon at latitude 60 degrees 30 minutes North and longitude 130 degrees 27 minutes West.  The claims are situated 38 kilometres north of the Alaska Highway and 258 kilometres east of Whitehorse.  A 52 kilometre trail originating from Milepost 687 (Km 1105) on the Alaska Highway provides minimum winter access to the property for track-equipped machinery.

History and Recent Work

The initial 36 Logan claims were staked in July and October 1979 to cover showings of zinc-silver-copper-tin mineralization discovered during a reconnaissance prospecting and stream sediment sampling program undertaken by Regional Resources Ltd.  (Fairfield’s predecessor).  Additional claims (Logan 37-106) were staked at various dates in 1984 and 1986.  Property exploration programs including geological mapping, geochemical and geophysical surveys, detailed prospecting and hand trenching were carried out between 1979 and 1985.

In May 1986 the property was transferred to Fairfield and subsequent exploration programs during 1986 to 1988 included diamond drilling (103 holes totalling 16,439 metres of NQ core), excavator trenching (15 trenches totalling 2,412 linear metres), additional soil geochemistry, Induce Polarization geophysical surveys, as well as aerial photography, various ground control surveys, construction of a 700-metre long gravel airstrip, and reclamation work.  Most of the drilling was conducted at 100-metre by 50-metre grid spacing.

All of the above work programs were performed or supervised by Cordilleran Engineering Ltd. of Vancouver, Canada.  All project sample assays and analyses were performed by Bondar Clegg & Company Ltd. in North Vancouver.

In late 1988 mineral resource estimates for the Main Zone deposit were calculated by J.J. Hylands, P.Eng., and M.A. Stammers, FGAC, of Cordilleran Engineering Ltd.  These estimates remain to be peer reviewed for classification according to current Canadian Institute of Mining (CIM) standard resource/reserve definitions.  The mineral inventory was calculated by three methods: 1) Preliminary Method 2) Cross Section Method 3) Level Plan Method.  The Preliminary Method used the following parameters: 1) no zinc cutoff was applied, 2) minimum         3-metre mineralized drill intersept, 3) specific gravity of 3.0 gm/cm3, 4) continuity of mineralization between intercepts. The Cross Section Method used the following parameters: 1) 2% Zn minimum cutoff, 2) minimum 4m mineralized intercept, 3) area of influence half way to adjacent intercept.  Using the Cross Section Method, 70.7% of the calculated resource tonnage is within 30m of a drill hole.  The Level Plan Method used the following parameters: 1) the mineralized area was divided into 5 horizontal levels at 50m intervals, 2) 2% Zn minimum cutoff, 3) minimum 4m mineralized intersept, 4) geological models were interpreted on each level to constrain the zones of mineralization, 5) specific gravity of 2.95 gm/cm3.  The difference between the results of the three methods was insignificant.

In early 1989 preliminary metallurgical testing was undertaken on composite samples of drill core assembled from 16 selected intersections of the Main Zone deposit.  This work was conducted by Lakefield Research under the direction of Strathcona Mineral Services Ltd. of Toronto, Canada.  The results demonstrated that high zinc (93-97%) and silver (85-87%) recoveries are readily achievable from a concentrate grading 50-54% zinc.

There has been no work on the property since 1988.  Lack of infrastructure, distance to smelter and markets, and current metal prices render the deposit uneconomic at this time.

Geology and Mineral Deposits

The property is dominantly underlain by granodiorite and pegmatites of the Cretaceous Marker Lake Batholith, which has intruded Lower Cambrian and possibly older metasedimentary rocks.  Tertiary andesite dykes, quartz-feldspar monzonite-latite porphyry dykes, quartz veins and breccia bodies are associated with  and eight kilometre long northwest trending mineralized structure.  Within this structure, at least three mineral bodies have been identified and named as the Main, West and East Zones.

The Main Zone deposit has been defined by 57 drill intersections, to an average vertical depth of 185 metres (~600 feet).  It is contained within a steeply dipping fault bounded  tabular body 1100 metres long by 50 to 140 metres wide.  Sphalerite with lesser pyrite, arsenopyrite, chalcopyrite, pyrrhotite, silver-bearing lead sulphosalts and cassiterite occur as fracture fillings, disseminations and coarse masses in quartz veins or breccia and silicified hostrock.

Infrastructure

With the exception of the airstrip and connecting network of drillsite access trails, there is no infrastructure in place on the property.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  The claims are in good standing to December 31, 2003 and beyond.

The Tim Prospect - Yukon Territory

The Tim Prospect is without known reserves and all work done by the Company’s predecessor (“Fairfield”) on the prospect has been exploratory in nature.  No work has been conducted on the prospect since 1988.

Option to Acquire Interest

The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date

As at December 31, 2002, the Company had expensed all acquisition and exploration costs and is carrying this property at $1.

Location and Access

The Tim prospect consists of 10 contiguous claims located 72 kilometres (45 Mi.) West of Watson Lake, Yukon Territory at latitude 60 degrees 03' North and longitude 130 degrees 05' West.  A seasonal four-wheel drive road originating at kilometre 1128 (Mile 701) of the Alaska Highway provided access to the claims during previous exploration programs.

History and Recent Work

The original group of 130 TIM claims was staked by Regional Resources Ltd. (Fairfield's predecessor) in 1983, to cover silver-lead-zinc geochemical anomalies and mineralized float occurrences in an area highly prospective for replacement type massive sulphide deposits.  Fairfield staked 30 additional claims during 1986, following transfer of title from Regional.  Work conducted from 1983 to 1986 consisted of reconnaissance stream sediment sampling, soil geochemistry, prospecting and geological mapping.

In 1988 work included road construction, line cutting, soil sampling, induced polarization (IP) geophysical surveys, and excavator trenching.  Eighteen trenches totaling 2712 linear metres were excavated in two mineralized areas named North and South Zones.  The 1988 soil geochemical survey involved higher density sampling within the anomalous areas outlined by prior (1984/86) sampling.

A diamond drill program was recommended following evaluation of the 1988 exploration results, but was never carried out.  The property has been reduced to 10 claims covering the main (North Zone) trend of mineralization.

Geology and Mineralization

The TIM claims are underlain by a folded succession of Lower Cambrian and earlier sedimentary rocks comprising intercalated limestone, phyllite, quartzite, siltstone and mudstone.  A nearby buried intrusion is inferred from geophysical signatures on published maps and from local thermal alteration effects observed in limestone.  The limestone unit is cut by fault breccias, quartz-calcite veins and oxide mineral bodies.

Soil geochemical surveys have outlined two large coincident silver (Ag) - lead (Pb) - zinc (Zn) anomalies measuring approximately 1500 metres long by 300 metres wide, and containing geochemical values of up to 20.8 g/t Ag, 6660 g/t Pb and 1700 g/t Zn.  Within these anomalous areas trenching has exposed two zones of Ag-Pb-Zn bearing oxide mineralization.  The main or North Zone has been traced over a strike length of 1000 metres.

The mineralization consists of massive iron and manganese oxides, with minor remnant sulphides including galena, sphalerite and pyrite occurring as isolated cobbles or as discrete grains within the oxides and wall rock material.  North Zone oxide bodies uncovered by trenching range in width from four to 30 metres and occur mainly in limestone, at or near an inferred major fault contact with overlying phyllite rocks.  Continuous chip sample assays from trenches across this zone include 10.28 oz/ton Ag, 9.12% Pb averaged over 4.0 metres and 1.0 oz/ton Ag averaged over 11.0 metres.  A 2.0-metre section of carbonate hosted oxide mineralization located north of the main zone returned 0.38 oz/ton Ag, 1.82% Pb, 5.07% Zn.

Infrastructure

There is no infrastructure on the claims.

Drilling Results

No drilling has been conducted to date.

Planned Work Program - Fiscal 2003, Ending December 31, 2003

The Company has no work program is planned for Fiscal 2003.  Future work will be contingent upon improved silver and base metal prices.

The Cabin Lake Prospect – Canada

The Cabin Lake prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The 122 claims comprising the Cabin Lake prospect were acquired by staking between March and September 1997 by the Company’s predecessor (“Fairfield”) and are owned 100% by the Company.

Expenditures to Date

As at December 31, 2002, the Company had deferred $35,000 in acquisition and exploration costs, net of write-downs, on the property.

Location and Access

The Cabin Lake prospect is located in the Watson Lake Mining District of Yukon Territory. The claims are 190 kilometers southeast of the city of Whitehorse and are accessed by helicopter.  The Alaska Highway passes 20km south of the claim group, but to date there is no road access.

History and Recent Work

The initial 100 Cabin Lake claims were staked during March to May of 1997 to cover several multiple-element stream sediment and soil anomalies, and occurrences of copper and copper plus molybdenum discovered in 1996.  In June 1997, a 277 line-km airborne electromagnetic (EM) and magnetic survey was flown over this claim group.  Several EM anomalies and conductive trends parallel to stratigraphy and to major fault structures were identified.

An initial phase of baseline cutting, soil sampling, geological mapping, prospecting and hand trenching was undertaken in July 1997. Very encouraging results were returned from the Avalanche Area, where a large copper soil anomaly with values greater than 150 g/t Cu was delineated over an area of approximately 900 by 500 meters.

Twenty-two claims were added and a second phase of work in August and September of 1997 included fill-in soil sampling, intensified prospecting of anomalies, 390m of excavator trenching, and 7.05 line-kilometers of induced polarization (IP) geophysical surveying.  The best results from trenching were 0.35% copper averaged over 18.4m of continuous chip samples.  The IP survey identified several zones of chargeability and resistivity anomalies, with the strongest chargeability values extending several hundred meters to the east and south of known mineralization exposed at surface in the Avalanche Area.

During the 1998 field season additional IP geophysical surveys, soil geochemistry and prospecting were carried out.  The IP chargeability and resistivity anomalies detected in 1997 in the Avalanche Area were better defined and extended.

In the southern half of the property (South Area) partly underlain by a granitic intrusion, widely spaced grid soil sampling (200m X 50m) outlined a number of coincident copper-molybdenum anomalies over an area of 200m by 1500m, with peak values of 640/t Cu and 68 g/t Mo.

No work has been undertaken on the Cabin Lake claims since 1998.

Geology and Mineralization

The prospect is primarily underlain by Paleozoic to Triassic metasedimentary and metavolcanic rocks of marine origin. Two distinct Mesozoic intrusive bodies are present: a small diorite/granodiorite stock exposed in the central and northwestern part of the property, and a larger granodiorite/quartz monzonite pluton on the southwestern claims.

Pyrite, chalcopyrite and minor other sulphide minerals are present as disseminations to semi-massive bands in certain schist layers on the central and western claims (Avalanche Area).  The sulphide minerals appear to be stratabound, and may represent remobilized and metamorphosed stratiform syngenetic type mineralization similar to important polymetallic deposits recently discovered within broadly correlative terranes in the Finlayson Lake map area located about 160 kilometers northeast of Cabin Lake.

Local porphyry-type alteration and quartz stringers carrying chalcopyrite-molybdenite mineralization are hosted by granodiorite on the southern Cabin Lake claims (South Area).  Angular quartz float indicative of larger individual veins (10-30cm wide) occurs in linear topographic depressions.

Infrastructure

There is no infrastructure in place.

Drilling Results

No drilling has been carried out on the prospect to date.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  The claims are in good standing until April 14, 2004.  The Company is seeking joint venture partners for this prospect.

The Caribou Creek Prospect – Canada

The Caribou Creek prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The 48 claims comprising the Caribou Creek prospect were acquired by staking by the Company’s predecessor (“Fairfield”) during April, September 1997 and August 1998 and are owned 100% by the Company.

Expenditures to Date

As at December 31, 2002, the Company had deferred $35,000 of acquisition and exploration costs, net of write-downs, on the property.

Location and Access

The Caribou Creek prospect is located in the Watson Lake Mining District of Yukon Territory 180 kilometres east of Whitehorse and 180 kilometres west of Watson Lake.  The prospect is accessed by helicopter from Morley River on the Alaska Highway, which is located about 30km south of the area.

History and Recent Work

Previous mineral exploration work in the area covered by the present claims is limited to reconnaissance programs carried out by Fairfield’s predecessor company in 1980, and by Fairfield in 1996 and 1997.  Stream sediment sampling and follow-up work in 1980 identified a strong copper-lead-zinc silt and soil geochemical anomaly in the vicinity of gossanous schist outcrop.  The initial 30 claims were staked in April 1997 to cover the stream sediment and soil anomalies from the 1980 sampling program, and additional claims were added in September to extend the property over favourable lithologies.  Further claims were added in August 1998 to cover the projections of anomalous zinc soil geochemical trends.

After initial claim acquisition, an 85 line-km airborne electromagnetic (EM) and magnetic survey was flown over the area during June 1997.  Several weak EM anomalies and magnetic trends were identified.

Programs of soil sampling, geological mapping, prospecting and an induced polarization (IP) geophysical survey were undertaken in later 1997 and in 1998.  A 600-meter by 100-meter band of anomalous copper, lead, zinc and silver values in soils was identified on the central and western claims.  Several occurrences of rusty, pyritic schist float and bedrock were noted in two areas and were exposed by blast trenching in 1998.  Rock samples returned weakly anomalous gold and silver values from one of these trenched areas.  The IP geophysical survey conducted along 3 line-km identified several zones of moderate chargeability within the area of anomalous soil geochemistry.

The prospect was optioned to Brett Resources Inc. (“Brett”) in 1999 which carried out limited geological mapping and rock sampling.   The prospect has since been returned to the Company.

Geology and Mineralization

The prospect is primarily underlain by a package of Paleozoic metavolcanic and metasedimentary schists, which are overlain (either structurally or stratigraphically) by Mississippian limestone.  A variety of small intrusive bodies are present, at least some of which intrude both the schist and limestone.

Strongly disseminated pyrite is present within certain schist layers on the central and western property area, and may represent stratiform syngenetic type mineralization.  These gossanous schist horizons are hosted within a bimodal volcanic sequence in the vicinity of strong copper, lead, zinc, silver and gold soil geochemical anomalies.

Infrastructure

There is no infrastructure in place on the prospect.

Drilling Results

No drilling has been carried out on the claims.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003.  The claims are in good standing until September 4, 2004 through April 14, 2009.  The Company is seeking joint venture partners for this prospect.

The San Carlos Prospect - Mexico

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest

The property is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The San Carlos claim was acquired directly by staking.  The San Jose claim, initially held under option, was purchased outright in February 2001 for US$100,000 plus a 2% NSR.  These claims surround several small claims totaling 97 hectares which were optioned for a purchase price of US$1,000,000 over six years subject to a sliding scale royalty of from 2.5% to 1.5% depending on the rate of production.

During Fiscal 2001, Aurcana Corporation (“Aurcana”) was granted the option to acquire up to a 60% interest in the project.  To earn an initial 50% interest, Aurcana must maintain the property in good standing, incur exploration expenditures of US$2,000,000 by January 1, 2007 and issue a total of 300,000 common shares to the Company.  Aurcana can increase its interest to 60% by incurring an additional US$2,000,000 of exploration expenditures by January 2, 2009.

Aurcana earned a 10% interest in the San Jose concession upon payment of the US$50,000 to the Company.

Expenditures to Date

As at December 31, 2002, the Company had deferred acquisition and exploration costs of $276,551, net of write-downs, on the property.

Location, Access and Climate

The prospect is located in the state of Tamaulipas, which is in the north-eastern part of Mexico.  The town of San Carlos is located roughly in the center of the San Carlos claim block. There is two phase power, telephone service, general supplies and a small hotel in this town.

San Carlos is connected by paved road, and is about 100 kilometres north of the capital of Tamaulipas, Ciudad Victoria.  The town of Linares, Nuevo Leon is located approximately 80 kilometers northwest of San Carlos.  Intermediate to San Carlos and Linares, and connected by an all season dirt road is the mining district of San Jose.

The climate is arid and hot.  During the summer months temperatures can average greater than 35 degrees centigrade.  The duration and timing of the summer rainy season varies considerably; however, rains generally are expected during the months of June, July and August.

The town of San Carlos is approximately a three and one half hour drive from Monterrey which is a major industrial city with a population of about three million people.  Ciudad Victoria and Linares are both about a one and one half hour drive from San Carlos and have populations of over 100,000 people.  All necessary supplies can be purchased at these towns and labor is abundant.

History and Recent Work

Accurate historic data is difficult to find, however, it appears that up until 1911 copper-gold mining did occur. At that time, the operator was an English company that built a narrow gauge rail line to the property and a small smelter on the property. There is no record of total production at that time. Several attempts were made to establish production on a small scale from these skarn zones as recently as 1950, records are incomplete but indicate 4,067 tons of direct shipping ore that averaged 4.02% copper (Cu) and 11.24 grams/ton gold (Au) was mined during this period.  Fairfield was attracted to this area following a review by management of the geological literature on eastern Mexico.  The literature indicated that the many of the igneous rocks are alkalic in composition.  This is of interest because many large copper-gold deposits are associated with these types of rocks.  The literature also described a skarn zone up to five hundred metres wide.  The San Jose area was the site of an historic mining camp (Begonia and Santa Helena mines) that was active during the late 1800's and early 1900's.  Production from this area was from a number of high-grade copper-gold skarn orebodies.  The old workings are reported to be limited to less than 100 metres below surface. There has been only limited exploration, development, and production from that time until the present activity.

Fairfield acquired a large block of ground over the area and then negotiated terms to acquire the San Jose and Begonia claims. The San Jose Claim was subsequently purchased subject to a 2% royalty.

Property scale prospecting and stream sediment sampling were undertaken in May 1998 and February 1999 by Fairfield’s personnel.  An airborne magnetometer-electro-magnetic survey was carried out over most of the claim block in April 1999 by Terraquest Ltd. of Mississauga, Ontario.  In June 2000 a baseline was cut for geochemical surveying.  Assaying and analysis was carried out by Acme Analytical Labs of Vancouver, Canada.

After optioning the property early in 2001, Aurcana carried out geological mapping, geochemical surveys, underground mapping and sampling in the Begonia and Santa Helena mine areas, and two phases of geophysical surveys. Targets outlined by this work were drilled in two phases in late 2002 and early in 2003. Further limited geochemical surveys to check a gold anomaly on the eastern edge of the previous grid was also carried out.

Geology and Mineralization

A trend of alkalic intrusive centers has been recognized in eastern Mexico.  These rocks generally form distinct, isolated high relief areas and intrude deformed and thrust faulted, dominantly carbonate strata of the eastern extent of the Sierra Madre Oriental mountain range.

Extrusive and intrusive rocks in the San Carlos area are interpreted to represent the erosional remnant of a denuded shield volcano.  The volcanic rocks have been recognized along the margins of a major intrusive complex, and the intrusives are thought to represent shallowly emplaced magmas.  The San Jose area is cored by a strongly fractured quartz-microdiorite.  To the south of the San Jose area both calc-alkaline and alkaline intrusives occur and have been cut by lamprophyre and phonolite dykes.

Several styles of mineralization are known in the San Carlos district. Manto and vein silver-lead-zinc orebodies hosted in limestone were exploited in the 18th century east of the San Jose district at San Nicolas.  These orebodies were very important at that time and at one point the town of San Nicolas reportedly had a population of over 10,000.  Several grab samples were taken from dump material and exposures in workings.  Most of these showings are held by others but are proximal to the San Carlos claim group.

Mineralization in the San Jose district is closely related to intrusive rocks.  Copper sulphides and gold are associated with calc-silicate minerals and magnetite (skarn) that have replaced the limestone country rock.  Copper sulphides and gold are also associated with extensive K-silicate alteration and veining within the intrusive body, which present the potential for a porphyry style gold-copper deposit in the intrusive complex. The geologic setting of the San Carlos project bears many similarities to that of the Grasberg and Bingham Canyon porphyry copper-gold-molybdenum deposits where similar intrusive rocks intrude folded limestone strata forming both porphyry and skarn mineralisation.

Exploration Results

Stream sediment sampling and prospecting along with examination of old workings in the Begonia and Santa Helena areas, when related to the known geology and airborne magnetic survey results, indicated several areas for followup with potential for porphyry and skarn related copper gold deposits. The San Jose and Begonia areas evolved into the main area of interest.

A second area of interest, the Magnum zone, located 15 kilometres south of the San Jose mining camp was defined by an airborne magnetic anomaly, and a number of stream silt samples  anomalous in  copper and gold from the creeks draining this area. Follow-up geologic mapping and prospecting identified skarn boulders and large areas of outcropping gabbro and pyroxenite. Further prospecting and sampling to locate the source of these anomalies failed to find a significant zone of mineralization..

The third area of interest on the property, the El Jatero zone, where Fairfield’s work identified an interesting gold stream sediment anomaly, is located roughly 15 km east of the Magnum zone.  The anomalous streams appear to drain an area of highly clay altered intrusive rocks, and follow-up mapping and prospecting failed to find significant mineralization.

Aurcana Work

A preliminary prospecting and mapping program confirmed the presence of widespread porphyry style alteration, and copper-gold mineralisation in the multi-phase intrusive complex. Aurcana’s next program of work was carried out over the San Jose zone and consisted of 1,002 soil samples, ground magnetics and one line of induced polarisation (IP) geophysics, all carried out on a cut grid. The soil survey identified an approximately 1.5 km by 2.0 km area of coincident, elevated copper and molybdenum soil geochemistry, spatially associated with an area of altered and veined intrusive rocks. The copper and molybdenum anomaly remained open to the north and is flanked by elevated Zn, Pb and Mn in soil. This zonation is typical of that seen in many Cu-Au-Mo porphyry systems world wide. The copper-molybdenum in soil anomaly had a high magnetic response in the ground magnetic geophysical data. The one line of IP geophysics was carried out in the area of the copper-molydenum soil anomaly. This work returned a high chargeability response, believed to reflect high sulphide content, over the entire breadth of the copper-molybdenum soil anomaly.

In addition to the copper-molybdenum soil anomaly, several Au-Cu soil geochemical anomalies were identified. Of these anomalies, most are associated with known skarn bodies with past copper-gold production but several also constitute new discoveries as they are not spatially associated with known mineralisation or past mining.

Detailed mapping and sampling by Aurcana of the La Begonia workings identified a skarn-breccia complex measuring approximately 50 metres by 250 metres. The highly porous and permeable nature of the breccia has permitted oxidation and supergene processes to take place. Within the heavily oxidized, sulphide poor skarn-breccia area, average assay values for continuous channel samples (2 m lengths) were taken. This sampling included 34 meters that averaged 1.92 g/t gold, 1.89 g/t silver and 0.55 % copper at the western end of the oxidized area. A 28 meter interval taken 15 meters east of the above interval averaged 5.05 g/t gold, 6.50 g/t silver and 1.80 % copper.

The western end of the same mine level (number4)  is in sulphide mineralization rather than oxides as reported above. Copper sulphide minerals consist of chalcopyrite and bornite. Results from five separate vertical channel samples across bedding are as follows:

1.9 meters that averaged 4.37 g/t gold, 5.8 g/t silver and 4.56 % copper.

1.5 meters that averaged 4.69 g/t gold, 27.2 g/t silver and 2.74 % copper.

1.2 meters that averaged 6.61 g/t gold, 18.8 g/t silver and 3.35 % copper.

1.4 meters that averaged 6.67 g/t gold, 45.0 g/t silver and 2.49 % copper.

1.4 meters that averaged 20.58 g/t gold, >100 g/t silver and 6.99 % copper.

Santa Elena Mine

Underground mapping and sampling was also conducted on the Santa Elena Mine, approximately two km north of La Begonia, however access was limited to two stopes due to a high water level in the main access tunnel. While the geological setting at the Santa Elena Mine is similar to La Begonia, the Santa Elena Mine has a lower gold content. In the Santa Elena #3 stope, a 30 metre continuous channel sample averaged 0.31% copper and in the Santa Elena #1 stope, a 16 metre continuous chip sample averaged 0.90% copper. Both areas averaged less than 0.5 g/t gold and 3.5 g/t silver. It appears that most of the past mining and development was from the oxide horizon.

Mapping of the underground workings combined with surface observations identified what appears to be an important structural orientation in the southern portion of the San Jose area. It appears that the gold-copper bearing breccia bodies have formed along north-east trending zones which coincide with several trends identified from results of a soil geochemical survey conducted in late 2001. The significance of this controlling structure and the coincident geochemical trends is the potential to discover additional high-grade breccia-skarn bodies on the property.

The cut grid was extended approximately 1.0 km to the north and provided control to complete a soil geochemical survey. This work, combined with further induced polarization (IP) geophysical surveying  and a ground magnetic survey identified a large copper-gold soil anomaly coincident with a chargeability high in the IP results.

In December 2002, Aurcana drilled two diamond drill holes totaling 440 metres to test the Begonia skarn zone.  Due to rugged topography, the drill setup was 150 metres from the area of high grade underground sampling. Both holes were from the same setup and did not intersect any sulphide mineralization in the skarn zone in the western end of Begonia.

A second phase of diamond drilling started in February 2003 to test the approximately 1.5 km by 2.5 km area containing the IP anomaly and elevated copper and gold values in soils. Four holes totaling 765 metres were drilled. All holes targeted a depth of approximately 200 metres and all encountered geology indicative of a porphyry system however grades of copper, molybdenum and gold were low.

During it’s last phase of surface work, Aurcana further defined a gold in soils anomaly at the northeastern edge of the surveyed area. An area approximately 300 by 1000 metres averages 0.372 g/t gold in soils, with values ranging between 0.100 and 1.935 g/t. This anomalous area lies over the contact between intrusive rocks and limestone.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned Fiscal 2003 exploration program with all work being conducted by Aurcana who are earning their interest in the property.  Aurcana has not yet advised the company of any further work plans for 2003 beyond the drilling, geochemistry and geologic work already completed.

The Tropico Prospect - Mexico

The Tropico Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company’s predecessor (“Fairfield”), through its Mexican subsidiary, acquired the Tropico Prospect from Minera BHP, S.A de C.V. (“BHP”), a subsidiary of BHP Billiton, for a nominal consideration. The property is subject to a 2.25% net smelter return payable to BHP.

In Fiscal 1999, Fairfield optioned the property to Santoy Resources Ltd. (“Santoy”) who could earn a 60% interest by incurring US$1,000,000 of exploration expenditures and issuing 200,000 shares to the Company. When Santoy’s expenditures had reached US$950,000, the Company agreed to accept 110,000 shares of Santoy in lieu of the remaining US$50,000 needed to fulfil the work obligation to earn 60% of the project.

In Fiscal 2001, Fairfield and Santoy entered into an agreement with Sumitomo Metal Mining Company (“Sumitomo”).  To earn an initial 51% interest, Sumitomo had to fund US$3.0 million of exploration over three years with a firm commitment of US$600,000 to be expended by March 31, 2002.  To increase its interest to 70%, Sumitomo had to complete and fund 100% of a bankable feasibility study, arrange 100% of the project financing, including all equity for the junior partners, provide a project completion guarantee and, if the project is deemed to be 50% debt financable, finance and commence construction within 18 months. The Company paid a fee of 25,000 of the shares in Santoy it had received from that firm to a private individual as a finder’s fee for introducing the Company and the project to Sumitomo.

Santoy and the Company acquired the San Pablo concession from the Mexican government in a public auction held in Mexico City on February 22, 2002 for US$150,000, payable in installments. Yearly installments are optional and the joint venture is not obligated to make these if the concession is relinquished. The San Pablo concession is encompassed by the existing land position of the project and is immediately adjacent to the Maricela area. It was incorporated into the agreement with Sumitomo and the terms of the original agreement with Sumitomo were amended.  To earn a 51% interest, Sumitomo now had to fund US$3.5 million of exploration by March 31, 2006.   Sumitomo also agreed that in order to earn the 51% interest they had to expend a minimum amount of US$400,000 per year to March 31, 2006.

Subsequent to December 31, 2002, the agreement with Sumitomo was terminated.

Expenditures to Date

As at December 31, 2002, the Company had deferred acquisition and exploration costs of $35,520, net of write-downs and recoveries, on the property.

Location and Access

The Tropico Prospect is located twenty one kilometres north of Mazatlan, Sinaloa, Mexico and may be accessed via Highway 15 from Mazatlan.  Several other paved and unpaved roads provide access to various parts of the prospect from Highway 15. The centre of the prospect is approximately latitude 23 degrees 27 minutes North and longitude 106 degrees 27 minutes west.

History and Recent Work

There has been limited historic exploration for copper and gold as evidenced by numerous pits and diggings in the area. Consejos Roussos Minerales (“CRM”), the Mexican government mining company, mapped the Marmol quadrangle and carried out soil geochemical and geophysical surveys in the San Pablo area located on the southern margin of the Tropico mining concession after claiming it in 1993

Since 1996, BHP carried out reconnaissance geological mapping at a scale of 1:250,000, photo interpretation and petrographic studies.  This work was followed by more detailed geological mapping at 1:25,000. Mapping revealed copper mineralization associated with a layered mafic plutonic sequence. Selected samples were analyzed for platinum group elements with significant anomalous results.  A stream sediment survey was carried out over the entire concession area resulting in the identification of additional areas of potential.

In 1998, Fairfield acquired the Tropico and Tropico 2 mining concessions from BHP.  The Company carried out limited check sampling of mineral showings which returned anomalous values in copper, silver, gold, platinum and palladium. Santoy also completed check sampling confirming the presence of anomalous platinum, palladium, gold and copper values.

Subsequently, the Company completed four reverse circulation drill holes in an initial test of areas underlain by anomalous copper-gold-platinum-palladium mineralization hosted in a mafic igneous complex.

In July 2000 the parties agreed that the Maricela and Tarantula II claims which were acquired by Santoy be included in the agreement.  The claims adjoin the Tropico prospect to the south.

In 2001 Santoy carried out line cutting geochemical rock and soil sampling, geological mapping, and geophysical surveys.  Favourable results from this work resulted in a 1,500 metre trenching program.

Based on trenching results, Santoy planned further trenching and drilling. Subsequent trenching, drilling, geophysics, geochemical, and geological work were financed by Sumitomo with Santoy acting as operator.

Geology and Mineralization

The Tropico Prospect is underlain by a Jurassic-Cretaceous layered mafic igneous complex that intrudes a late Paleozoic basement. The mafic complex is in turn cut by Late Cretaceous-Early Tertiary, diorite that may be the earliest phase of the Sinaloa batholith.  Oligocene volcanic rocks and younger thin alluvium cover much of the area, limiting exposures of older rocks to small outcrop areas on hill tops.

The large mafic igneous complex hosts two main types of mineralization; primary copper sulphide minerals and pyrite with associated gold, platinum and palladium values, and secondary copper mineralization developed by oxidation and weathering of the primary sulfide minerals.

Due to limited outcrop exposure, the thickness of the mineralized zones is unknown.  Limited reverse circulation drilling data indicates that individual zones of mineralization range up to 21 meters in thickness and extend to depths of at least 70 meters.  It should be noted that the intersections may not represent true thickness since more drilling is required to define dimensions of the mineralized zones.

The Maricela and Tarantule II claims are underlain by the same mafic intrusive complex that Santoy has been exploring on the adjoining Tropico prospect.  Results from previous geological mapping and chip sampling, along with grid soil geochemistry and geophysical surveying have outlined a one kilometre wide copper-gold-silver mineralized pyroxenite unit that can be traced for a strike length of 2.5 kilometres

Exploration and Drilling Results

Four reverse circulation drill holes totalling 1980 feet were drilled for 1998 assessment work in two separate areas of economic interest known as Santa Fe and Cerro Capule.  Five foot sample intervals for the entire length of the holes were collected and submitted for preparation to the Chemex Lab in Guadalajara, Mexico, then shipped to Vancouver, British Columbia for thirty two element analyses by ICP methods.  Gold, platinum and palladium metals were extracted by fire assay and analyzed by ICP methods.  Weakly anomalous gold, platinum and palladium values were returned from sampling.  Hole TR-1 intersected 0.5% copper over 9metres.

In 2000, Santoy cut grids and carried out soil sampling that identified an area anomalous in copper, gold and platinum group elements. Prospecting, geological mapping and 30 line kilometres of induced polarization and magnetic surveys were also completed. Several areas had coincident anomalies from both soil geochemistry and geophysics.

In 2001, Santoy completed an approximately 1500 metre trenching program that returned anomalous values in copper, gold, palladium and platinum. Results justified a drilling program to test the trench values at depth.

In February 2002 Sumitomo and Santoy completed a first phase of exploration on the project.  This first phase program totalling US$600,000 was financed by Sumitomo and consisted of fifteen diamond drill holes totalling 2,844 meters targeting three of the seven identified soil geochemical anomalies.  In addition to the drill program 17 trenches, totalling 2,473 meters were completed.  As part of the program, the soil geochemical coverage of the property was extended to cover the most easterly portion of the mafic-ultramafic complex.  Two separate coincident copper-platinum-palladium-gold soil geochemical anomalies have resulted from this work.

A review of the work completed by the Mexican government on San Pablo shows that the favourable geology and anomalous Cu/PGM values can be extended for another 1.5 km bringing the overall target to in excess of 3.0 km of strike length.

The following are the key results from the first phase.

Maricela Area - Eight diamond drill holes totaling 1,632 metres were completed on the Maricela area and tested mineralization in trenches 1, 4, 7 and 11.  Seven of the eight drill holes have tested under three of the trenches within a 600 x 300 metre portion of the anomalous trend.  One drill hole is located a further 400 metres to the east.  All of the drill holes on Maricela encountered feldspathic, massive pyroxenite, indicating that the pyroxenitic phases of the ultramafic complex are a minimum of 300 metres thick.  The pyroxenite has been extensively altered to secondary tremolite.  Sulphide mineralization encountered in these holes comprises variable amounts of chalcopyrite, cubanite, bornite, pyrrhotite, and minor pentlandite.  A thick, cumulate phase anorthositic gabbro is interpreted to form the hanging wall unit to the pyroxenite, and a number of surface Cu-PGM occurrences within this unit near the contact remain untested.  The lower (footwall) contact is not exposed on surface, and may be partially covered by overlying younger Tertiary volcanics.  The lower contact is of particular interest for its potential to develop contact style Cu/PGE mineralization.

Four holes drilled in the Maricela area intersected anomalous copper and precious metal values. Hole M-01-01 intersected 110.5 meters that graded 0.34 % copper, 0.14 g/t Platinum, 0.24 g/t Palladium and 0.09 g/t gold. This included 21.0 meters that averaged 0.79 % copper, 0.29 g/t Platinum, 0.63 g/t Palladium and 0.24 g/t gold. Hole M-01-03 intersected 128.1 meters that graded 0.39 % copper, 0.17 g/t Platinum, 0.23 g/t Palladium and 0.15 g/t gold. Hole M-01-04 intersected 127.4 meters that graded 0.36 % copper, 0.18 g/t Platinum, 0.24 g/t Palladium and 0.13 g/t gold. Hole M-02-08 intersected 38.9 meters that graded 0.50 % copper, 0.25 g/t Platinum, 0.34 g/t Palladium and 0.15 g/t gold. This included 10.9 meters that averaged 0.95 % copper, 0.53 g/t Platinum, 0.68 g/t Palladium and 0.31 g/t gold.

Santa Fe Area - The Santa Fe area is located 7.0 kilometres east of Maricela.  A total of four diamond drill holes totalling 728 metres tested two separate strongly anomalous soil and rock geochemical areas outlined by previous programs.  The two areas were each tested with two holes spaced 100 metres apart.

El Capule Area - Three diamond drill holes totalling 485 metres tested under the recently completed trenching in this area, located 10.5 km east of Maricela.  No significant intervals were encountered in any of these holes.

A second phase of exploration was completed in October of 2002. Excavator trenching was carried out over four separate target areas to test coincident favourable geology and anomalous rock and soil geochemical responses.  Three of the targets were located within the eastern portion of the mafic complex, and were up to 13.0 km east of the Maricela area.  A further four trenches were also completed within the Maricela area, bringing the total number of trenches in this area to sixteen. Following this trenching program a second phase of drilling was carried out totaling 1,554 meters in 10 diamond drill holes. Five of these holes tested a 1,100 meter long section of the mafic complex, including the Maricela area. Three holes tested a portion of the projected hangingwall contact area between massive pyroxenite and megacrystic gabbro in the Maricela area. Two short holes tested the El Pochote area 2.4 kilometers east of San Pablo.

Limited induced polarization work and a further three holes were drilled early in 2003, no significant values were encountered.

Infrastructure

All major services are found in Mazatlan, a major city located twenty kilometres to the south of the prospect.  Labour is available in local towns and villages.  There is good road access throughout most of the area and a major highway (Number 15) crosses the western part of the prospect and major power lines also cross the western and eastern portions of the prospect.  A local power line network supplies electricity to villages within the area.

Planned Work Program – Fiscal 2003, Ending December 31, 2003

The Company has no planned exploration program for Fiscal 2003. The Company and Santoy plan to seek new joint venture partners.

Item 5.     Operating and Financial Review and Prospects

Results of Operations

The amalgamation of Almaden Resources Corporation and Fairfield Minerals Ltd. was completed effective December 31, 2001.  The comparative figures on the Consolidated Balance Sheets as at December 31, 2001 include the assets of Almaden Resources Corporation at their carrying value and the assets of Fairfield Minerals Ltd. at fair value.  The comparative figures on the Consolidated Statements of Loss and Deficit for the years ended December 31, 2001 and 2000 report the results of activities of Almaden Resources Corporation.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2002, appearing under Item 17 – Financial Statements and listed under Item 19 - Exhibits.

The Company’s consolidated financial statement are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as presented in Note 18 to the consolidated financial statements included herein.

The Company is in the business of acquiring and exploring mineral properties and prospects in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.  At that stage, the Company’s operations would, to some extent, be dependent on the world market prices of any minerals mined.  The Company does not have producing properties and operations on its properties and prospects are exploratory searches for mineable deposits.

Fiscal 2002 compared to Fiscal 2001

The Company’s loss for the fiscal year ended December 31, 2002 (“Fiscal 2002”) totalled $3,036,025 ($0.16 per share) as compared to $650,095 ($0.05 per share) for the fiscal year ended December 31, 2001 (“Fiscal 2001”).  The larger loss in Fiscal 2002 includes the write-down of interests in mineral properties, mostly the Caballo Blanco property in Mexico.

During Fiscal 2002 revenue totalled $122,538 as compared to $30,538 in Fiscal 2001.  Revenue from the Ram property exceeded its carried value and $58,577 was recovered in mining tax credits which is included in other income.  An increase of cash available for investment increased interest income.

During Fiscal 2002 expenses totalled $3,111,976 as compared to $520,513 in Fiscal 2001, including the write-down of interests in mineral properties.  General and administrative expenses increased during Fiscal 2002 mainly due to the completion of the amalgamation and the cost of compliance in both Canada and Mexico including maintaining the Company’s listing on the Toronto Stock Exchange.  During Fiscal 2002, the Company changed its lawyers and accountants in Mexico in an attempt to reduce the cost of operating there.  General exploration was more active and, as a result, increased during Fiscal 2002.

During Fiscal 2002 the Company incurred a loss on securities of $54,980 as compared to a loss of $164,055 in Fiscal 2001 due to the write-down of common shares held by the Company to the lower of cost or market.  The Company realized a gain of $15,144 during Fiscal 2002 on the sale of fixed assets and a loss on foreign exchange of $6,751 as compared to a gain of $3,935 during Fiscal 2001.

Fiscal 2001 compared to Fiscal 2000

The Company’s loss for the fiscal `year ended December 31, 2001 (“Fiscal 2001”) totalled $650,095 ($0.05 per share) as compared to $2,794,552 ($0.22 per share) for the fiscal year ended December 31, 2000 (“Fiscal 2000”).  The larger loss in Fiscal 2000 includes the write-down of min eral property costs of $2,202,015, as compared to $83,295 in Fiscal 2001.

During Fiscal 2001 revenue totaled $30,538 as compared to $72,685 in Fiscal 2000.  Lower cash balances available for investment and lower interest rates were the contributing factors for the $21,168 reduction in investment income.  Also, in Fiscal 2000 the Company had revenue of $20,979 from mineral properties which was the final royalty payment from La Trinidad Mine.

Total expenses were $520,513 during Fiscal 2001 compared to $2,508,250 in Fiscal 2000 including the mineral property write-downs.  General and administrative expenses increased during Fiscal 2001 to $327,082 from $248,410.  This increase was mostly in professional fees paid.  The two main reasons for this increase were the increased cost of compliance in both Canada and Mexico and the cost of the amalgamation itself.  General exploration was more active and as a result, increased by $52,311 to $110,136 during Fiscal 2001.

During Fiscal 2001 the Company incurred a loss on securities of $164,055 as compared to a loss of $359,265 in Fiscal 2000.  These losses mainly represent a write down of the Company’s investment in Fairfield which was eliminated on amalgamation.

Liquidity and Capital Resources

The Company and its predecessor’s (“Fairfield”) primary source of funds since incorporation has been through the issue of common stock and interest revenue.  More recently, Fairfield had been raising funds through the sale of its inventory of gold.

Fiscal 2002 Ended 12/31/2002

The cash and cash equivalents of the Company at the end of Fiscal 2002 amounted to $964,967 compared to $274,100 at the end of Fiscal 2001.  The Company had working capital at the end of Fiscal 2002 of $1,521,627 compared to $860,192 in Fiscal 2001.  Included in working capital is the Company’s inventory of gold, acquired on amalgamation with Fairfield, which is recorded at cost of production not market value.  Also included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.  The Company has no long-term debt.

Cash flow from operations, after allowing for the effects of changes in non-cash working capital components, was a use of $855,487 in Fiscal 2002 compared to a use of $296,761 in Fiscal 2001.

Cash provided by the issuance of shares during Fiscal 2002 totalled $2,378,605, net of expenses.  In April 2002, the Company closed a private placement consisting of 2,050,000 Units (50,000 of which are Units paid on commission), at a price of $0.43 per Unit, each Unit consisting of one common share and one-half share purchase warrant with each whole warrant granting the right to purchase one additional common share during the first year at a price of $0.51 per share and during the second year at a price of $0.60 per share.  Also in April 2002, the Company completed a private placement consisting of 200,000 flow-through common shares and 180,000 Units, at a price of $0.55 per share/Unit, each Unit consisting of one common share and one share purchase warrant granting the right to purchase one additional common share during the first year at a price of $0.60  per share and during the second year at a price of $0.65 per share. In October 2002, a private placement consisting of 1,720,000 Units (70,000 of which are Units paid on commission), at a price of $0.55 per Unit, each Unit consisting of one common share and one share purchase warrant with each warrant granting the right to purchase one additional common share during the first year at a price of $0.60 per share and during the second year at a price of $0.70 per share closed.  The Company also issued 134,750 shares on the exercise of share purchase warrants and 122,077 shares in partial consideration for the acquisition of a mill.  Wheaton River Minerals Ltd., having earned a 10% interest in the Elk property by providing $350,000 for exploration, converted its interest into 388,889 shares.

Cash used in Fiscal 2002 for investing activities totalled $832,251 compared to cash provided of $283,262 in Fiscal 2001.  During Fiscal 2002, expenditures on mineral properties increased mostly due to exploration programs undertaken on the Elk, ATW, PV and El Pulpo properties. In March, ATW Resources Ltd., of which the Company has a net 40% interest, entered into a joint venture agreement with Aberex Minerals Ltd. and SouthernEra Resources Limited whereby each party agreed to pay all costs of exploration on the ATW property pro-rata to their interest.  In June, the Company entered into an agreement with Wheaton River Minerals Ltd. whereby Wheaton committed to spend $350,000 on the Elk property.  Several of the Company’s properties in Mexico were optioned out to third parties who were incurring all costs to earn their interest in the properties.  In May, the Company entered into an agreement with Ascot Resources Ltd. whereby Ascot had the right to earn an initial 50% interest in the Yago/La Sarda property and in November, the Company entered into an agreement with Grid Capital Corporation whereby Grid has the right to earn an initial 50% interest in the Galeana project.   The Company also entered into an agreement in May with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico.  Cash was provided in 2002 on the sale of the Company’s inventory of gold, net of cost and taxes payable.  Excess cash balances were used to purchase marketable securities during Fiscal 2002 compared to cash being provided by the sale of marketable securities during Fiscal 2001.  Fixed asset acquisitions increased in 2002, mostly in the acquisition of a mill.  This mill is suitable for the Siwash Gold Property and was available at below replacement cost.  Cash was also provided on the sale of fixed assets during Fiscal 2002.  During Fiscal 2001, cash was acquired on amalgamation.

The Company’s current working capital position is sufficient for its Fiscal 2003 requirements.

As none of the Company’s properties or prospects are currently in production and consequently, do not produce any revenue, there is little variation expected in operating results from year to year until such time, if any, as a production decision is made on one of its properties or prospects.  The Company is likely to continue incurring annual losses until/unless a significant discovery is made and there is no reassurance this will happen.

U.S. Generally Accepted Accounting Principles

See Note 18 to the Consolidated Financial Statements for the differences between Canadian and United States generally accepted accounting principles as applicable to the Company’s operations.  Under U.S. GAAP, the Company is considered a exploration stage company.  Consequently, U.S. GAAP requires that mineral property costs that are deferred under Canadian GAAP be expensed until there is substantial evidence of the existence of a mineable ore deposit that can be commercially exploited by the Company.  U.S. GAAP requires either the use of a fair based method of accounting for stock options where compensation cost is measured at the date of grant based on the fair value of the options granted and is recognized over the exercise period or the intrinsic value method.  The Company uses the intrinsic value method and as it grants its stock options at market price, no compensation cost is recognized.  Under Canadian GAAP, recognition is at the time the option is exercised.  Under U.S. GAAP the Company classifies its equity securities and long-term investments as available-for-sale securities with any net realized holding gains to be included in other comprehensive income whereas under Canadian GAAP securities are carried at cost unless there is evidence of an impairment which is other than temporary.

Critical Accounting Policies

The Company’s significant accounting policies are set out in Note 3 of the audited consolidated financial statements.  There are two policies that due to the nature of the mining business, may not be readily understood.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

The Company defers all costs relating to the acquisition and exploration of its mineral properties.  Any revenues received from such properties are credited against the costs of the property.  If commercial production commenced on any of the Company’s properties, all costs would be charged to operations on a unit-of-production method.  The Company’s management periodically reviews the results of its exploration programs.  Any decisions to abandon or reduce exploration efforts on any of its properties would result in a charge to operations when such decision is made. There is not a predetermined hold period for any property as geological or economic circumstances render each property unique.

Item 6.     Directors, Senior Management and Employees

Table No. 4 lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All directors are residents and citizens of Canada.

Table No. 4

Directors of the Company

Name	Age	Date First Elected or Appointed

James Duane Poliquin (1)	62	February 1, 2002 (3)
James E. McInnes (2)	65	February 1, 2002 (3)
John D. McCleary (2)	62	February 1, 2002 (3)
Joseph Montgomery (1) (2)	75	February 1, 2002 (3)
Gerald G. Carlson (1)	57	February 1, 2002 (3)
Morgan Poliquin	31	February 1, 2002 (3)

  (1)  Member of Audit Committee

  (2)  Member of Corporate Governance Committee

  (3)  Date of issue of the Certificate of Amalgamation

Duane Poliquin has been a director of Almaden Resources Corporation since September 1980, James E. McInnes since December 1985, Jack McCleary since June 1991 and Morgan Poliquin since June 1999

Duane Poliquin and James E. McInnes were directors of Fairfield Minerals Ltd., the Company’s predecessor, since June 1996, Joseph Montgomery since July 2000 and Gerald G. Carlson since July 1998.

Table No.5 lists the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents and citizens of Canada.

Table No. 5

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin James E. McInnes Dione Bitzer	President and Chief Executive Officer Secretary Chief Financial Officer	62 65 43	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4)

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  James E. McInnes was appointed an Officer of Almaden Resources Corporation in December 1985 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation.  He gained international experience with major mining companies where he participated in several important mine discoveries.  He has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends all of his time of the affairs of the Company and is the father of Morgan Poliquin.

James E. McInnes is a retired lawyer and a geologist with over 40 years experience in mineral exploration and mining law.  He has held executive positions with several junior resource companies over his career.  He also serves as a director and President of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX Venture Exchange (“TSX-V) and Horseshoe Gold Mining Inc., a diamond exploration company listed on the TSX-V.  Mr. McInnes spends about one-third of his time on the affairs of the Company.

Jack McCleary is a registered professional geologist with 40 years experience in petroleum and mineral exploration.  He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd.  Mr. McCleary also served as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he serves as a director.  Santoy Resources Ltd. is a precious and base metals, coal and coal bed methane and diamond exploration company listed on the TSX-V.

Joseph Montgomery, Ph.D., P.Eng. is a p rofessional e ngineer registered with the Association of Professional Engineers and Geoscientists of B.C.  He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones.  He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology.  Mr. Montgomery also serves as a director of the following junior resource companies:

a.

Abitibi Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.

b.

Sedex Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.

c.

Anglo Minerals Ltd., a company with coal and tar sands deposits listed on the TSX-V.

d.

Better Resources Ltd., an inactive exploration company listed on the TSX-V.

e.

Comcorp Ventures Inc., a gold and base metals exploration company listed on the TSX-V.

Morgan Poliquin, M.Sc., is a registered professional geological engineer with 9 years experience in mineral exploration.  He is the son of Duane Poliquin.  He has a B.A.Sc. degree in geological engineering from the University of British Columbia and a M.Sc. in geology from the University of Auckland, 1996.  He also serves as a director of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX-V.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years.  Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College.  He is past President of ConSil Corp. and past Vice President of Exploration for Dentonia Resources Ltd..  Mr. Carlson became President, Chief Executive Officer and a director of La Teko Resources Ltd. in December 1996, a position he held until the acquisition of L a Teko by Kinross Gold Corporation in February 1999. He is a past President of the B.C. and Yukon Chamber of Mines, President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum.  Mr. Carlson also serves as a director or officer of the following junior resource companies:

a.

President of Copper Ridge Explorations Inc., a gold and copper exploration company listed on the TSX-V.

b.

President of Nevada Star Resource Corp., a platinum, nickel and copper exploration company listed on the

       TSX-V and NASDAQ Bulletin Board.

c.

Chairman of IMA Exploration Inc., a silver, gold exploration company listed on the TSX-V.

d.

Director of Dentonia Resources Ltd., a diamond exploration company listed on the TSX-V.

e.

Director of Orphan Boy Resources Inc., a gold and base metals exploration company listed on the TSX-V.

Dione Bitzer is a Certified Management Accountant with 20 years accounting experience with junior exploration companies.  She has held executive positions with several junior resource companies.  She also serves as Secretary of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX-V.   Miss Bitzer spends about three-quarters of her time on the affairs of the Company.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.  Seine River Resources Inc. (now Trinity Plumas Capital Corp.) , of which James E. McInnes was a director was subject to a cease-trade order as of July 24, 1996, subject to the submission of overdue documentation, which was revoked on August 8, 1996.  Williams Creek Explorations Limited, of which James E. McInnes and Morgan Poliquin are directors and Dione Bitzer an officer, was subject to a cease-trade order as of July 22, 1999, subject to the submission of overdue documentation, which was revoked on August 5, 1999.  Joseph Montgomery was subject to a cease trade order in the securities of Home Ventures Ltd. as of May 23, 1996 for failure to file insider reports, which was revoked on June 14, 1996.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.

The Company has no formal plan for compensating its directors for their service in their capacity as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2002 ended December 31, 2002 was $218,700.

Table No. 6

Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted (#)	Payouts	Compensation
Duane Poliquin President, Director & Chief Executive Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	375,000 91,092 Nil	Nil Nil Nil	$102,000 13,0001) 37,800(1)
James E. McInnes Secretary & Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Joseph Montgomery Director	2002 2001 2000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	25,000 Nil N/A	Nil Nil N/A	Nil Nil N/A
Morgan Poliquin Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	375,000 Nil 77,000	Nil Nil Nil	$68,300 43,550(2) 31,850(2)
Gerald G. Carlson Director	2002 2001 2000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	25,000 Nil N/A	Nil Nil N/A	Nil Nil N/A
Dione Bitzer Chief Financial Officer	2002 2001 2000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	40,000 Nil N/A	Nil Nil N/A	$48,400 Nil(3) N/A

 (1) For geological services provided to the Company by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.  Hawk Mountain Resources Ltd. was also paid $96,000 during 2001and $96,000 during 2000 for management and geological technical services provided to Fairfield Minerals Ltd. (the Company’s predecessor).

 (2) For geological services provided by Kohima Pacific Gold Corp., a company owned by Morgan Poliquin.  Kohima Pacific Gold Corp.

     was also paid $22,750 during 2001 and $25,025 during 2000 for geological services provided to Fairfield Minerals Ltd. (the

     Company’s predecessor) and its subsidiary.

 (3)  Miss Bitzer was appointed an officer of the Company’s predecessor (Fairfield) in March 2001.  Miss Bitzer  was paid a total of $45,375 by the Company and Fairfield for accounting services provided during 2001.

Stock options

Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and contractors of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

Incentive stock options previously granted by the Company and its predecessor, which, by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company’s formal stock option plan.

Under the Company’s formal written stock option plan, incentive stock options for up to 2,000,000 shares of common stock are reserved for issuance and may be granted from time to time provided that incentive stock options in favour of any one individual not exceed 5% of the issued and outstanding shares of common stock.  No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option plan are determined in accordance with Ontario Securities Commission guidelines and must be calculated using the average of the daily high and low board lot trading prices of the common shares over the five days immediately preceding and including the date of grant, but shall not be lower than the closing price on the trading day immediately preceding the day on which the option is granted.  The maximum term of each incentive stock option may not exceed five years.

The names and titles of the directors and executive officers of the Company or the Company’s predecessor to whom outstanding stock options have been granted and the number of common shares subject to such options as of May 31, 2003 are set forth in Table No. 7, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 7

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

President, Director &

Chief Executive Officer

James E. McInnes,

Secretary and Director

Jack McCleary

Director

Joseph Montgomery

Director

Gerald G. Carlson

Director

Morgan Poliquin

Director

Dione Bitzer

Chief Financial Officer

Haig Farris

Officer of Subsidiary

Total Directors/Officers (8 persons)

Total Employees/Consultants (5 persons)

Total Directors/Officers/Employees/Consultants

	310,000 91,092 375,000 324,371 160,000 25,000 135,520 50,000 53,900 25,000 50,000 25,000 77,000 60,000 375,000 250,000 130,900 154,000 40,000 37,000 75,000 19,250 2,843,033 258,550 3,101,583	$0.30 0.27 0.55 0.45 0.30 0.55 0.45 0.55 0.45 0.55 0.30 0.55 0.49 0.30 0.55 0.80 0.45 0.388 0.55 0.80 0.74 0.45

03/01/2006

08/23/2006

02/28/2007

10/07/2008

03/01/2006

02/28/2007

10/07/2008

02/28/2007

10/07/2008

02/28/2007

03/01/2006

02/28/2007

05/04/2005

03/01/2006

02/28/2007

02/26/2008

10/07/2008

12/01/2009

02/28/2007

02/26/2008

04/07/2008

10/07/2003

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for directors or executive officers

The directors of the Company are elected annually and hold office until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All officers serve at the pleasure of the Board.

The Board of Directors has two committees: the Audit Committee and the Corporate Governance Committee.  The members of both committees do not have any fixed terms for holding their positions, are appointed by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

As Noted in the Company’s proxy solicitation material for the Annual General Meeting scheduled for June 27, 2003:

“A majority of the members of the committees have been determined by the Board to be unrelated directors, such determination being made in accordance with the TSX Guidelines, taking into consideration any relationship an individual director may have with the Company and if such relationship could be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company.  Mandates of each of the committees will undergo review to bring them into line with new Canadian and U.S. governance as these requirements are finalized and determined by the Board to be applicable and appropriate to the Company and its operations. When finalized, the revisions to the mandates will available on the Company’s website at www.almadenminerals.com.”

“The members of the Audit Committee are Messrs. Duane Poliquin, Joseph Montgomery and Gerald Carlson. The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board and is available for consultation by management or the Auditors of the Company. The Audit Committee has met once this year.”

“In July, 2002, the Corporate Governance Committee of the Board was appointed. Members of the Corporate Governance Committee are Messrs. James McInnes, Joseph Montgomery and John McCleary. That committee was responsible for making recommendations to the Board with respect to developments in the area of corporate governance, the practices of the Board, and appropriate candidates for nomination to the Board, and for evaluating the performance of the Board.”

“In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any major acquisition, disposition or expenditure in excess of $500,000. Management is also required to consult with the Board before entering into any venture which is outside of the Company’s existing line of business.

Changes in officers are to be approved by the Board including changes in officers of the Company’s principal operating subsidiaries.”

“The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to extensive discussions with existing directors and the President with respect to the business and the operations of the Company, new directors will, if they so request, receive a record of historical public information on the Company together with the mandates and prior minutes of the applicable board and committees of the Board. In addition, meetings with the directors are regularly held at the Company’s locations in order to assist the directors in better understanding the Company’s operations.”

The Company currently operates with six persons in Canada, of which two are administrative personnel and four are exploration personnel, some of which are retained on a contractual basis.  There are no full time employees in the United States or Mexico.  None of the Company’s employees are covered by a collective bargaining agreement.  There are no plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company’s mineral properties.

Table No. 8 lists, as of May 31, 2003, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Joseph Montgomery Gerald G. Carlson Morgan Poliquin Dione Bitzer Total Directors/Officers	3,137,587(1) 724,197(2) 292,550(3) 40,000(4) 75,000(5) 1,424,579(6) 172,855(7) 5,866,768	13.0% 3.2% 1.3% 0.0% 0.0% 6.1% 0.1% 23.7%

(1)

Of these shares 1,100,463 represent currently exercisable stock options and 744,950 represent currently exercisable warrants. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

Of these shares 320,520 represent currently exercisable stock options and 77,000 represent currently exercisable warrants. 85,470 of these shares are held indirectly through Laredo Investments Ltd. and 77,000 of these shares are held indirectly through MCI Investments Ltd., private companies controlled by Mr. McInnes.

(3)

Of these shares 103,900 represent currently exercisable stock options and 57,750 represent currently exercisable warrants.  38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.

(4)                       Of these shares 25,000 represent currently exercisable stock options.

(5)

These shares represent currently exercisable stock options.

(6)

           Of these shares 1,046,900 represent currently exercisable stock options and 80,000 represent currently exercisable warrants.

(7)

Of these shares 152,000 represent currently exercisable stock option.

*Based on 22,339,672 shares outstanding as of May 31, 2003 and stock options and warrants held by each  beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation and other than described above in Table 8, there are no other persons or companies beneficially owning more than 5% of the common shares of the Company.

Certain geological and technical services were provided to the Company and its subsidiary by two directors and/or companies controlled by directors.  These directors and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Morgan Poliquin operates through the private company Kohima Pacific Gold Corp.

The costs of such services for Fiscal 2002 ended December 31, 2002 were $170,300, $56,660 in Fiscal 2001 and  $69,650 in Fiscal 2000 (refer to footnotes following Table 6 ) ..

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements.  However, any agreement or any to be negotiated between the Company and such other companies has been or will be approved by independent directors of the Company, in accordance with the common law and the provisions of the B.C. Company Act.

The Company, Williams Creek Explorations Limited and Troymin Resources Ltd. (now Santoy Resources Ltd.) are all shareholders in ATW Resources Ltd. and all hold an interest in the ATW property.  As confirmed by a declaration of trust dated January 1, 2001, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 30% interest in the project.  The Company and Santoy each hold a 50% interest in the Yukon Coal leases.  The Company holds a 75% interest and Santoy holds a 25% interest in the Prospector Mountain prospect.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8.     Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Deloitte & Touche LLP, independent Chartered Accountants, is included immediately preceding the financial statements.

The Company’s predecessor (“Fairfield”) was involved in legal proceedings resulting from a charge by a shareholder that Fairfield made false statements with regard to the estimated contained gold in the Siwash gold deposit.  The plaintiff also charged that Fairfield did not reveal details of the underground development and test mining operations that he felt should have been made public.  The plaintiff was claiming $100,000 in damages.  This action was commenced on October 20, 1997 in British Columbia in the Supreme Court, Action No. C975641. The matter went to trial in November 1999.  On July 4, 2000 the plaintiff’s claims were dismissed with costs.

The original owner of the El Encuentro, Mexico prospect has sued the Company’s wholly owned subsidiary, Almaden de Mexico, S.A. de C.V., to have the property returned on grounds that he is not receiving a royalty.  He was paid US$100,000 by Eldorado Gold Corporation which was payment in full for the property and retains a net smelter return royalty.  The agreement with the original owner does not provide for a royalty if there is no mine in operation.  The Company considers the lawsuit trivial and is defending this action.

Other than the above, the Company knows of no other material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than the above, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

There have been no significant changes of financial condition since the most recent audited financial statements included within this Annual Report.

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM” and CUSIP #020283107.  The Company’s common shares commenced trading on February 11, 2002.  On February 8, 2002, the common shares of the Company's predecessor, Fairfield Minerals Ltd., were delisted from both the TSX and the Canadian Venture Exchange and the common shares of Almaden Resources Corporation were delisted from the Canadian Venture Exchange.

Table No. 9 lists the high and low prices for shares of Almaden Minerals Ltd. common stock for the year since amalgamation.  Table No. 10 lists the high and low prices for shares of Almaden Resources Corporation common stock for the four years prior to amalgamation.  Table No. 11 lists the high and low prices for the shares of Fairfield Minerals Ltd. common stock for the four years prior to amalgamation.

Table No. 9

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Year Ended	High	Low
12/31/2002	$0.87	$0.32

Table No. 10

Almaden Resources Corporation

Stock Trading Activity

The Canadian Venture Exchange

Year Ended	High	Low
12/31/2001 12/31/2000 12/31/1999 12/31/1998	$0.30 0.50 0.45 1.90	$0.12 0.15 0.20 0.25

Table No. 11

Fairfield Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Year Ended	High	Low
12/31/2001 12/31/2000 12/31/1999 12/31/1998	$0.30 0.55 0.77 1.25	$0.17 0.20 0.25 0.40

Table No. 12 lists the high and low prices for shares of Almaden Minerals Ltd. common stock for the four quarters since amalgamation.  Table No. 13 lists the high and low prices for shares of Almaden Resources Corporation common stock for the four quarters prior to amalgamation.  Table No. 14 lists the high and low prices for shares of Fairfield Minerals Ltd. common stock for the four fiscal quarters prior to amalgamation.

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Quarter Ended	High	Low
12/31/2002 09/30/2002 06/30/2002 03/31/2002	$0.75 0.80 0.87 0.78	$0.46 0.50 0.61 0.32

Table No. 13

Almaden Resources Corporation

Stock Trading Activity

The Canadian Venture Exchange

Quarter Ended	High	Low
12/31/2001 09/30/2001 06/33/2001 03/31/2001	$0.29 0.27 0.30 0.27	$0.16 0.12 0.16 0.14

Table No. 14

Fairfield Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Quarter Ended	High	Low
12/31/2001 09/30/2001 06/30/2001 03/31/2001	$0.26 0.30 0.30 0.27	$0.19 0.17 0.235 0.21

The closing price of the Company’s common stock was $0.70 on May 30, 2003.

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Exploration for gold and other minerals is considered high risk and highly speculative in the resource industry and the trading market for precious and base metal exploration companies is characteristically volatile, with wide fluctuations of price and volume only in part related to progress of exploration.  There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

The Company's common stock is issued in registered form and the following information is from the Company’s registrar and transfer agent, Pacific Corporate Trust Company located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On May 15, 2003, the shareholders' list for the Company’s common shares showed 224 registered shareholders and 22,339,672 shares outstanding.  181 of these registered shareholders are U.S. residents, owning 4,885,476 shares representing 21.9% of the issued and outstanding shares of common stock.

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 300 shareholders of its common stock.

The Company is unaware of any active market in the United States for its common shares.  The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Item 10.      Additional Information

Share purchase warrants

At May 31, 2003 there were non-transferable share purchase warrants outstanding to acquire a total of 3,623,450 shares of the Company's common stock.  These share purchase warrants were issued pursuant to private placement financings.  If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 15  lists, as of May 31, 2003, share purchase warrants outstanding, the issuance date, the exercise price, and the expiration date f the warrants.

Table No. 15

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
CDN$
888,450 795,000 180,000 1,720,000 40,000	$0.425/.469(1) $0.60 $0.65 $0.60/0.70(2) $0.95	10/01/2004 04/02/2004 04/04/2004 10/15/2004 03/13/2004

 (1)  4th and 5th year  exercise price

 (2) 1st and 2nd year exercise price

Flow-Through Shares

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares.  Flow-through shares differ from other common shares in one aspect only, all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on natural resources/exploration development in Canada.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

On April 4, 2002, the Company closed a flow-through private placement of 180,000 Units and 200,000 common shares at a price of $0.55 per Unit/share.  Each Unit consists of one common share and one non-transferable share purchase warrant.  Each warrant entitles the purchaser to purchase one additional common share of the Company at a price of $0.60 per share during the first year and at a price of $0.65 per shares during the second year. All purchasers are Canadian residents.

Memorandum and Articles of Association

The Memorandum and Articles of the Company remain unchanged from the Annual Report for the fiscal year ended December 31, 2001 as filed with the United States Securities and Exchange Commission on May 17, 2002.

Exchange controls

Except as discussed above, the Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of interest, dividends or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.  If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.  If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.  If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Corporation for a shareholder of the Corporation who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Corporation as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Corporation is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Corporation is responsible for withholding of tax at the source.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Corporation had increased by reason of the payment of such dividend.  The Corporation will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Corporation’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Corporation is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after  February 27, 2000 and before October 18, 2000, as to 66 2/3%.  For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of common stock of the Corporation will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)  the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)  the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Certain United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation (or an entity which has elected to be treated as a corporation under Treasury Regulation Sections 301.7701-3) created or organized in or under the laws of the United States or of any political subdivision thereof, any estate other than a foreign estate (as defined in Section 7701(a)(31)(A) of the Code or, a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30)(E) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder of the Company or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares of the Company.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income.  The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

For individuals whose entire income from sources outside the United States consists of qualified passive income whose the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and for whom an election is made under section 904(j), the limitation on credit does not apply.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources, the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are held for the purpose of producing passive income.

Certain United States Income Tax Legislation

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  U.S. shareholders should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States partnerships, corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company (“United States Shareholders”) requires the Company would be a “controlled foreign corporation” (CFC).  This classification would effect many complex results, one of which certain income of a CFC to be subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the United States Shareholder and while the Company was a CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

Filing of Information Returns

Under a number of circumstances, United States persons acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, under Section 6046 of the Code, any United States person who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, such United States persons should consult their own tax advisors concerning these requirements.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1.  ATW Project Reorganization Agreement dated November 30, 2001 between Kennecott Canada Exploration Inc. (“KCEI”) and ATW Resources Ltd. (“ATW”) whereby ATW assumed the obligations, liabilities, responsibility and commitments of KCEI under previous contracts and took over as manager of the ATW joint venture.  KCEI assigned to ATW all its rights to the ATW property including its right to be manager of the joint venture and including  the transfer of claims and permits to ATW.   KCEI retained a 2% gross overriding return royalty on any diamonds produced from TR-107 (a portion of the ATW property).  An option granted by the Company, together with all other shareholders of ATW, to KCEI under an agreement dated November 30, 2001, to acquire a 40% share interest in ATW lapsed unexercised on December 31, 2002.

2.  Joint Venture agreement dated December 21, 2001 and amending agreement made March 1, 2002, between ATW Resources Ltd., Aberex Minerals Ltd. and SouthernEra Resources whereby each party agreed to pay all costs of exploration pro-rata to their interest with ATW acting as manager.  Initial property interests in the joint venture are ATW-75% (the Company, through shareholding and declaration of trust-net 40%), Aberex-15% and SouthernEra-10%.

3.  Option agreement dated May 1, 2002 between the Company and Ascot Resources Ltd. (“Ascot”) whereby Ascot had the right to earn a 50% interest in the Yago/La Sarda property by issuing 300,000 shares to the Company and completing exploration expenditures of US$1,000,000 over a period of two years.  The issuance of 200,000 shares and expenditures of US$400,000 by the end of the first year were firm commitments.   Ascot could increase its interest to 60% by issuing a further 300,000 shares and completing a further US$1,000,000 in expenditures within four years of signing.

4.  Exploration and Property Option Agreement between the Company and BHP Billiton World Exploration Inc. (“BHP”) dated May 9, 2002 to undertake exploration in eastern Mexico.  Each company committed to fund US$200,000 of exploration in the first year.  To earn a 51% interest in any property which may be acquired, BHP must fund an initial US$1,000,000 of exploration, after which both companies are committed to fund a further US$750,000 of exploration.  If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty.  If both companies maintain their interest, BHP can earn a further 19% interest in each project by completing a feasibility study.  An additional 10% interest can be earned by BHP by funding the property into production.

5.  Option agreement dated June 6, 2002 between the Company and Wheaton River Minerals Ltd. (“Wheaton”) in respect of the Elk property whereby Wheaton committed to spend $350,000 on the property on or before October 11, 2002 in order to earn a 10% interest in the property.  Subsequent to this earn in, both the Company and Wheaton had the right to convert the 10% interest to shares of the Company at a conversion rate of $0.90 per share.  This right was excercised by Wheaton who then received 388,889 shares of the Company.

6.  Option agreement dated September 28, 2002 between Minera Gavilan, S.A. de C.V. (the Company’s subsidiary) and  Abelardo Garza Hernandez whereby the Company has the option to acquire a 100% interest in the Galeana property for payments totalling US$100,000 and a sliding scale net smelter return royalty, one half of which can be purchased for US$500,000.  Upon commencement of commercial production, the Company must pay US$400,000 to the underlying owner.

7.  Letter agreement dated November 18, 2002 between the Company and Grid Capital Corporation (“Grid”) whereby Grid has the right to earn a 50% interest in the Galeana project by issuing 400,000 shares to the Company and completing exploration expenditures of US$1,000,000 by July 31, 2006.  Upon earning a 50% interest, Grid has a one time option for 90 days to increase its interest to 60% by an addition expenditure of US$1,000,000 by July 31, 2007 and issuance to the Company of an additional 100,000 shares.  Grid agrees to make all payments to the underlying owner of the property and at commencement of commercial production, Grid must issue a further 500,000 shares to the Company.  Once a joint venture is initiated, if either party is diluted below 15%, their interest will be replaced by a 2% net smelter return.

8.  Option agreement dated January 16, 2003 between the Company and Comaplex Minerals Corp. (“Comaplex) whereby Comaplex has the right to earn a 60% interest in the Caballo Blanco property (based on the Company’s own option on the property) by spending US$2,000,000 by January 16, 2007 and making all payments to the property vendor that come due during the earn-in period.   Subsequent to earn-in, joint venture terms provide for Comaplex to be the operator.  If either party is diluted, by a formula agreed to, because of non-contribution to work programs to 15%, it may dilute to a 2% net smelter return.  One half of the royalty may then be bought by the other party at fair market value.

9.  Option agreement dated January 16, 2003 between Minera Gavilan, S.A. de C.V. (the Company’s subsidiary) and Yolanda Alvarez Gudini, Ernesto Alvarez Gudini and Charlie Edward Warren on the Caballo Blanco property whereby the Company has the option to purchase 100% interest in the property by issuing a total of 200,000 shares of the Company and making payments totaling US$668,500 by February 26, 2007.  The underlying owners also receive a net smelter return of 2.5% to 1% based on increasing rates of production.  The Company can purchase 50% of this net smelter return for a fixed payment of US$750,000.

Documents on Display

Any of the documents referred to above can be viewed at the registered office of the Company located at 1185 West Georgia Street, Suite 1150, Vancouver, British Columbia, Canada, V6E 4E6.

This Annual Report and the Company’s recent 6-K filings can be viewed on the U.S. Securities and Exchange EDGAR web-site at www.sec.gov.  All regulatory filings in Canada can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) web-site at www.sedar.com.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Not Applicable

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

The Company’s chief financial officer and chief executive officer have evaluated and reviewed our disclosure controls and procedures within 90 days of the filing date of this Annual Report on Form 20-F. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There have been no significant changes in the Company’s internal controls that could significantly affect these controls subsequent to the date of the Company’s most recent evaluation.

PART III

Item 17.     Financial Statements

The Company’s consolidated financials statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 17 to the financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Deloitte & Touche LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, independent Chartered Accountants, for the audited financial statements and notes thereto is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditors’ Report, dated February 17, 2003.

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000 and cumulative amounts since incorporation

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 and cumulative amounts since incorporation

Notes to Consolidated Financial Statements

B.  Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
Memorandum
Articles
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002--

2.	Instruments defining the rights of holders of equity of debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements – N/A

4.1	- ATW Project Reorganization Agreement dated November 30, 2001 with Kennecott Canada Exploration Inc.
4.2a	- Joint Venture Agreement dated December 21, 2001 between ATW Resources Ltd., Aberex Minerals Ltd.
and SouthernEra Resources Limited
4.2b	- Amending Agreement made March 1, 2002 between ATW Resources Ltd., Aberex Minerals Ltd. and
SouthernEra Resources Limited
4.3	- Option Agreement dated May 1, 2002 with Ascot Resources Ltd.
4.4	- Exploration and Property Option Agreement dated May 9, 2002 with BHP Billiton World Exploration Inc.
4.5	- Option Agreement dated June 6, 2002 with Wheaton River Minerals Ltd.
4.6	- English Summary of Option Agreement dated September 28, 2002 with Abelardo Garza Hernandez
4.7	- Letter Agreement dated November 18, 2002 with Grid Capital Corporation
4.8	- Option Agreement dated January 16, 2003 with Comaplex Minerals Ltd.
4.9	- English Summary of Option Agreement dated January 16, 2003 with Yolanda Alvarez Gudini, Ernesto
Alvarez Gudini and Charlie Edward Warren

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11.	Code of ethics – N/A

99.1	Certification by the Chief Executive and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

Registrant

Dated:  June 27, 2003

By     /s/Duane Poliquin

James Duane Poliquin, President

CERTIFICATIONS

I, James Duane Poliquin, certify that:

1.

I have reviewed this annual report on Form 20-F of Almaden Minerals Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date of 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

1.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

June 27, 2003

/s/Duane Poliquin

James Duane Poliquin

President and Chief Executive Officer

CERTIFICATIONS

I, Dione Bitzer, certify that:

2.

I have reviewed this annual report on Form 20-F of Almaden Minerals Ltd.;

3.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

4.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

5.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date of 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

1.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

June 27, 2003

/s/Dione Bitzer

Dione Bitzer

Chief Financial Officer

Auditors’ Report and Consolidated Financial Statements

ALMADEN MINERALS LTD.

(An exploration stage company)

December 31, 2002 and 2001

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 - 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4 Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

Auditors’ Report

To the Shareholders of

Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States of America generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

February 17, 2003

ALMADEN MINERALS LTD.
	(An exploration stage company)
Consolidated Balance Sheets
	December 31,
	(Expressed in Canadian dollars)

			2002	2001
ASSETS

CURRENT
Cash and cash equivalents			$ 964,967	$ 274,100
Accounts receivable and prepaid expenses			136,085	121,019
Marketable securities (Note 5)			600,074	476,473
Inventory (Note 6)			274,768	446,788
	TOTAL CURRENT ASSETS		1,975,894	1,318,380
	FIXED ASSETS (Note 7)		240,494	116,660
	RECLAMATION DEPOSIT		81,500	76,500
	MINERAL PROPERTIES (Note 8)		3,337,864	4,785,553
	TOTAL ASSETS		$ 5,635,752	$ 6,297,093

	LIABILITIES

CURRENT
Accounts payable and accrued liabilities			$ 61,814	$ 127,866
Mineral taxes payable (Note 17)			392,453	330,322
	TOTAL CURRENT LIABILITIES		454,267	458,188

	CONTINGENCY (Note 17)

	SHAREHOLDERS' EQUITY

Share capital
Authorized
	100,000,000	common shares without par value
Issued (Note 9)
21,918,722	shares - December 31, 2002
17,123,006	shares - December 31, 2001
13,280,617	shares - December 31, 2000		17,389,381	15,010,776
Deficit accumulated during the exploration stage			(12,207,896)	(9,171,871)
TOTAL SHAREHOLDERS' EQUITY			5,181,485	5,838,905
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$ 5,635,752	$ 6,297,093

	APPROVED BY THE BOARD:

	(Signed) Duane Poliquin		(Signed) James E. McInnes
	Duane Poliquin, Director		James E. McInnes, Director

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2002	2002	2001	2000

REVENUE
Mineral properties	$ 684,018	$ 20,815	$ -	$ 20,979
Interest income	756,665	40,251	30,538	51,706
Other income	80,563	61,472	-	-
	1,521,246	122,538	30,538	72,685

EXPENSES
General and administrative
expenses (Schedule)	3,838,843	598,753	327,082	248,410
General exploration expenses	1,849,960	332,485	110,136	57,825
Write-down of interests in
mineral properties	6,408,876	2,180,738	83,295	2,202,015
	12,097,679	3,111,976	520,513	2,508,250
LOSS FROM OPERATIONS	(10,576,433)	(2,989,438)	(489,975)	(2,435,565)
LOSS ON SECURITIES	(1,706,983)	(54,980)	(164,055)	(359,265)
GAIN ON SALE OF FIXED ASSETS	14,210	15,144	-	-
FOREIGN EXCHANGE GAIN (LOSS)	61,310	(6,751)	3,935	278
NET LOSS	(12,207,896)	(3,036,025)	(650,095)	(2,794,552)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, BEGINNING OF PERIOD	-	(9,171,871)	(8,521,776)	(5,727,224)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, END OF PERIOD	$(12,207,896)	$(12,207,896)	$ (9,171,871)	$ (8,521,776)

NET LOSS PER SHARE
Basic and diluted		$ (0.16)	$ (0.05)	$ (0.22)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING		19,524,034	13,411,621	12,758,000

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2002	2002	2001	2000

OPERATING ACTIVITIES
Net loss	$(12,207,896)	$ (3,036,025)	$ (650,095)	$ (2,794,552)
Items not affecting cash
Depreciation	309,417	43,166	26,882	26,252
Loss on marketable securities	1,706,983	54,980	164,055	359,265
Write-down of interests
in mineral properties	6,408,876	2,180,738	83,295	2,202,015
Gain on sale of fixed assets	(14,210)	(15,144)	-	-
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(141,561)	(29,281)	61,393	(85,727)
Accounts payable and accrued liabilities	26,712	(66,052)	17,709	4,531
Mineral taxes payable	12,131	12,131	-	-
	(3,896,250)	(855,487)	(296,761)	(288,216)

FINANCING ACTIVITY
Issuance of shares - net of expenses	14,844,569	2,378,605	-	382,250

INVESTING ACTIVITIES
Cash acquired upon business
combination (Note 2)	198,131	-	198,131	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	(5,000)	-	-
Marketable securities
Purchases	(3,922,661)	(575,226)	-	-
Proceeds	3,353,121	410,860	319,719	370,798
Fixed assets
Purchases	(575,488)	(200,443)	(44,309)	(592)
Proceeds	62,287	48,587	-	-
Mineral properties
Costs	(8,571,034)	(873,935)	(190,279)	(381,766)
Gold sales	362,906	362,906	-	-
Proceeds	1,008,999	-	-	-
Incorporation costs	(3,298)	-	-	-
	(9,983,352)	(832,251)	283,262	(11,560)
NET CASH INFLOW (OUTFLOW)	964,967	690,867	(13,499)	82,474
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	274,100	287,599	205,125
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 964,967	$ 964,967	$ 274,100	$ 287,599

SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Almaden Minerals Ltd. (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economic recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

AMALGAMATION

At a special meeting of the shareholders held on December 20, 2001, the amalgamation of Almaden Resources Corporation (“Almaden Resources”) and Fairfield Minerals Ltd. (“Fairfield”) was approved and resulted in the formation of Almaden Minerals Ltd. (“Almaden Minerals”).  Under the terms of the amalgamation, Almaden Minerals issued 10,245,325 shares to the shareholders of Almaden Resources on the basis of 0.77 Almaden Minerals shares for 1 Almaden Resources share, and 8,243,181 shares of Almaden Minerals Ltd. to the shareholders of Fairfield on the basis of one share of Almaden Minerals for each share of Fairfield, including the 1,365,500 Fairfield shares held by Almaden Resources.  The 1,365,500 Fairfield shares held by Almaden Resources immediately prior to the transaction were cancelled, resulting in 17,123,006, issued and outstanding shares of Almaden Minerals as at December 31, 2001.

The business combination was accounted for as a purchase transaction with Almaden Resources being identified as the acquirer and Fairfield identified as the acquired.  Almaden Resources’ net assets are presented at historical amounts recorded in its accounts.  The net assets of Fairfield are presented at fair value.  The consideration given has been allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquired
Current assets		$ 753,777
Plant and equipment		22,492
Mineral properties		1,456,104
Reclamation deposits		76,500
		2,308,873
Less:	Current liabilities	365,426
	Investment in Fairfield	232,135
		$ 1,711,312

Consideration given
6,877,681 common shares in Fairfield exchanged for
Almaden Minerals shares		$ 1,711,312

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

AMALGAMATION (Continued)

The carrying value of Fairfield’s net assets at December 31, 2001 exceeded the purchase consideration by $1,803,780, which has been applied to reduce the carrying value of mineral properties of $1,585,780 and to recognize a contingent liability of $218,000.  Share purchase options of Fairfield outstanding at the date of acquisition were exchanged for options of Almaden Minerals Ltd. on similar terms.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 18 and include the following policies:

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Almaden America Inc.

Nevada

Republic Resources Ltd.

British Columbia

Almaden de Mexico, S.A. de C.V.

Mexico

Minera Gavilan, S.A. de C.V.

Mexico

Fairfield Alaska Ltd.

Alaska

Minera Zapata, S.A. de C.V.

Mexico

(b)

Foreign exchange

The functional currency of the Company’s subsidiaries has been determined to be the Canadian dollar.  U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

(i)

Monetary assets and liabilities - at the rate of exchange prevailing at the year-end.

(ii)

Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

(iii)

Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

(iv)

Gains and losses on translation are credited or charged to income.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(d)

Marketable securities

Investment in marketable securities is recorded at the lower of cost and quoted market value.

(e)

Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)

Fixed assets

Fixed assets are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment

30%

Computer hardware

30%

Computer software

30%

Field equipment

20%

Furniture and fixtures

20%

Geological data library

20%

Mill equipment

10%

(g)

Mineral properties

The Company is in the exploration stage with respect to its investment in mineral claims and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company’s assets and liabilities and their corresponding tax basis.  The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized.  These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(i)

Revenue recognition

Recovery of costs incurred on a mineral property for acquisition, exploration and development in excess of costs incurred are reflected as revenue when receivable.

(j)

Stock-based compensation plans

The Company has a stock-based compensation plan, which is described more fully in Note 10.  No compensation expense is recognized for these plans when stock options are issued to employees, consultants or members of the Board of Directors.  Any consideration paid by employees, consultants or members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

(k)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.

(l)

Use of estimates

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Comparative figures

Certain of the 2001 figures have been reclassified to conform to the classifications used in 2002.

4.

ADOPTION OF ACCOUNTING POLICY

Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires application of specified accounting methods to direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  If an alternative other than the fair value based method is used, pro forma fair value based information must be disclosed.

The Company does not have any plans which result in the direct award of stock, stock appreciation rights and awards that call for settlement in cash or other assets and will continue to use the intrinsic value based method to account for stock-based transactions with employees.  Had compensation costs for the Company’s stock-based compensation plans been determined under the fair value based method of accounting, the Company’s net income and earnings per common share for the year ended December 31, 2002 would have been affected as outlined in Note 10.

5.

MARKETABLE SECURITIES

	2002	2001

Money market investments	$ 568,339	$ 410,758
Equity securities	31,735	65,715
	$ 600,074	$ 476,473

The market value of the investments as at December 31, 2002 was $780,834 (2001 - $537,703).

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

6.

INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value.

7.

FIXED ASSETS

	2002			2001
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Automotive equipment	$ 110,247	$ 77,431	$ 32,816	$ 52,591
Furniture and fixtures	107,499	88,063	19,436	13,288
Computer hardware	114,355	100,478	13,877	22,120
Computer software	10,546	7,839	2,707	1,767
Geological data library	13,346	10,043	3,303	4,000
Field equipment	118,863	69,008	49,855	22,894
Mill equipment	118,500	-	118,500	-
	$ 593,356	$ 352,862	$ 240,494	$ 116,660

At December 31, 2002 the mill equipment was not available for use.  Depreciation will be charged once the equipment is available for use.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

MINERAL PROPERTIES

	2002	2001	1999
Canada

ATW
Net 30% interest in mineral claims near Lac De Gras,
Northwest Territories, Canada	$ 117,803	$ 46,451	18,879
Cabin Lake
100% interest in minerals claims in the Yukon Territory, Canada	35,000	128,954	-
Caribou Creek
100% interest in minerals claims in the Yukon Territory, Canada	35,000	73,534	-
Elk
100% interest in the mineral claims in British Columbia, Canada
which includes the Siwash gold deposit	1,089,462	864,864	-
MOR
100% interest in minerals claims in the Yukon Territory, Canada	62,024	59,542
PV
100% interest in mineral claims in British Columbia,
Canada	88,962	4,791
Yukon Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory, Canada	14,097	-

Mexico

Caballo Blanco (Note 8 (a))
Option to purchase 100% interest in mineral claims in
Veracruz, Mexico	519,161	2,468,848	1,997,255
El Pulpo (Note 8 (b))
100% interest in mineral claims in Sinaloa State, Mexico	68,188	5,523
San Carlos / San Jose (Note 8 (c))
100% interest in the San Carlos mineral claim and 90% interest
in San Jose mineral claim in Tamaulipas State, Mexico	276,551	274,604
Tropico (Note 8 (d))
40% interest in mineral claims in Western Mexico	35,520	41,313
Yago / La Sarda (Note 8 (e))
100% interest in mineral claim in Nayarit State, Mexico	777,180	738,438	873,124

Interests in various other mineral claims (Note 8 (g))	218,916	78,691	108,801
	$ 3,337,864	$ 4,785,553	$ 2,870,379

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

MINERAL PROPERTIES (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments.

(a)

Caballo Blanco

In terms of the original agreement, to earn a 60% interest in the property, the Company had to issue a total of 200,000 shares and pay U.S.$500,000 plus value added tax over four and a half years.  To earn the remaining 40% interest, the Company had to pay an additional U.S.$500,000 plus value added tax within a year of earning its 60% interest, plus a 2.5% net smelter return (“NSR”).  The Company could have reduced this NSR to 1.5% for a fixed payment of U.S.$2,000,000 plus value added tax payable equally over 10 years.  As at December 31, 2002, U.S.$256,000 of the obligation had been satisfied.

The agreement was amended subsequent to December 31, 2002.  To earn a 100% interest, the Company must issue a total of 200,000 shares and must pay U.S.$668,500 plus value added tax by February 26, 2007.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax.

During 2001, the Company entered into an agreement with Noranda Exploracion Mexico S.A. de C.V. which was terminated during 2002.

Subsequent to December 31, 2002, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.

(b)

El Pulpo

The Company acquired a 100% interest in the Gavilan claims by staking.  Five additional claims, which are surrounded by the Gavilan claims, are held under option.  To earn a 100% interest, the Company must pay U.S.$162,000 plus value added tax by February 2005.  The claims are subject to a 1% net smelter return which can be purchased for a fixed payment of U.S.$500,000 plus value added tax.  As at December 31, 2002, although the Company had not satisfied any of this obligation, the property was in good standing.

Subsequent to December 31, 2002, the Company entered into an agreement with Ross River Minerals Inc. (“Ross River”).  To earn an initial 50.1% interest, Ross River must maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 425,000 shares to the Company by April 30, 2008.  Ross River can increase its interest to 60% by incurring a further U.S.$1,000,000 of exploration expenditures by April 30, 2010.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

MINERAL PROPERTIES (Continued)

(c)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claims.  The Begonia claims, which are surrounded by the San Carlos claims, are held under option.  To earn its interest, the Company must pay U.S.$1,000,000 plus value added tax by 2007.  The claims are subject to a sliding scale NSR from 2.5% to 1.0% based on the rate of production.  At December 31, 2002, U.S.$90,000 of this obligation had been paid.

During 2001, Aurcana Corporation (“Aurcana”) was granted the option to acquire up to a 60% interest in the San Carlos project.  To earn an initial 50% interest, Aurcana must maintain the property in good standing, incur exploration expenditures of U.S.$2,000,000 by January 1, 2007 and issue a total of 300,000 common shares to the Company.  Aurcana can increase its interest to 60% by incurring an additional U.S.$2,000,000 of exploration expenditures by January 2, 2009.

(d)

Tropico

The Company acquired a 100% interest in the property.  During 2001, Santoy Resources Ltd. (“Santoy”) completed its obligations and earned a 60% interest in the property.  The property is subject to a 2.25% NSR.

During 2001, the Company and Santoy entered into an agreement with Sumitomo Metal Mining Ltd. which was terminated subsequent to December 31, 2002.

(e)

Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda claims.  The adjoining Guadalupe and Sagitario claims are held under option.  To earn a 100% interest in the Guadalupe claim, the Company must pay U.S.$30,000 plus value added tax over six years.  To earn a 100% interest in the Sagitario claim the Company must pay U.S.$250,000 plus value added tax by January 1, 2005.  As at December 31, 2002, U.S.$115,000 of this obligation had been satisfied.

During 2002 the Company entered into an agreement with Ascot Resources Ltd. which was terminated subsequent to December 31, 2002.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

MINERAL PROPERTIES (Continued)

(f)

BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico.  Each company committed to fund U.S.$200,000 of exploration in the first year.  To earn a 51% interest in any property which may be acquired, BHP must fund an initial U.S.$1,000,000 of exploration, after which both companies are committed to fund a further U.S.$750,000 of exploration.  If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty.  If both companies maintain their interest, BHP can earn a further 19% interest in each project by completing a feasibility study.  A final 10% interest can be earned by BHP by funding the property into production.

(g)

Other

(i)

Galeana

The Galeana claims are held under option.  To earn a 100% interest, the Company must pay U.S.$100,000 plus value added tax over seven years.  The Company must also pay U.S.$400,000 plus value added tax should the property go into production.  The claims are subject to a NSR of 3% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of U.S.$500,000 plus value added tax at any time.  As at December 31, 2002, U.S.$5,000 of this obligation had been satisfied.

During 2002, the Company entered into an agreement with Grid Capital Corporation (“Grid”).  To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by July 31, 2006.  Grid can increase its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by July 31, 2007.

(ii)

La Gitana

The La Gitana claims are held under option.  To earn a 100% interest, the Company must pay U.S.$460,000 plus value added tax by January 15, 2007.  The claims are subject to a NSR of 2%.  The Company can purchase 50% of this NSR for a fixed payment of U.S.$1,500,000. As at December 31, 2002, U.S.$10,000 of this obligation had been satisfied.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

MINERAL PROPERTIES (Continued)

(g)

Other (continued)

(iii)

Goz Creek

The Company has a 100% interest in the Goz Creek property, Yukon Territory, which is subject to a 5% net profits interest.

9.

SHARE CAPITAL

Since the inception of the Company, changes in issued shares were as follows:

	Number	Price	Amount

For cash upon incorporation	1	$ 1.00	$ 1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue
expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue
expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue
expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of
issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of
issue expenses	112,055	1.10	123,260
Balance December 31, 1989 (carried forward)	4,283,887		2,139,999

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

	Number	Price	Amount

Balance December 31, 1989 (brought forward)	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel
Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990 #	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue
expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue
expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994 (carried forward)	6,227,844		3,952,058

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

	Number	Price	Amount

Balance December 31, 1994 (brought forward)	6,227,844		3,952,058
For cash pursuant to private placement, net of issue
expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue
expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08 - 1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40 - 1.50	405,000
For cash pursuant to private placement, net of
issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of
issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43 - 186	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66 - 2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements,
net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement,
net of issue expenses	296,000	3.14 - 3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999 (carried forward)	12,145,617		12,772,214

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

	Number	Price	Amount

Balance, December 31, 1999 (brought forward)	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase
warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placement (i)	2,050,000	0.43	819,513
For cash pursuant to private placement (ii)	380,000	0.55	200,600
For cash pursuant to private placement (iii)	1,720,000	0.55	877,830
For cash on exercise of share purchase warrants (iv)	134,750	0.38	51,312
For purchase of mill (v)	122,077	0.65	79,350
For mineral properties (vi)	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		$ 17,389,381

(i)

The Company issued 2,000,000 units on April 2, 2002 on a private placement basis at a price of $0.43 per unit, after incurring issue costs of $40,487.  Each unit consists of one common share and one-half a common share purchase warrant.  Each warrant is exercisable into one common share at $0.51 per share until April 2, 2003 and at $0.60 until April 2, 2004. Also, 50,000 units were issued to an agent in consideration for its services.

(ii)

The Company issued 380,000 flow-through common shares on April 4, 2002 on a private placement basis at a price of $0.55 per share.  Attached to 180,000 of these common shares were common share purchase warrants.  Each warrant is exercisable into one common share at $0.60 per share until April 4, 2003 and at $0.65 until April 4, 2004.

(iii)

The Company issued 1,650,000 units on October 15, 2002 on a private placement basis at a price of $0.55 per unit.  Each unit consists of one common share and one common share purchase warrant.  Each warrant is exercisable into one common share at $0.60 per share until October 15, 2003 and at $0.70 until October 15, 2004.  Also, 70,000 units were issued to an agent in consideration for its services.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

(iv)

During the year ended December 31, 2002, the Company issued 134,750 common shares upon the exercise of an equal number of warrants at a price of $0.381 per share.

(v)

During the year ended December 31, 2002, the Company issued 122,077 common shares at a price of $0.65 per share for payment of a portion of the purchase price of a mill and all accessory equipment.

(vi)

During the year ended December 31, 2002, the Company entered into an agreement with Wheaton River Minerals Ltd. (“Wheaton”) whereby Wheaton was granted the right and option to acquire a 10% interest in the Company’s Elk property in British Columbia by funding expenditures of $350,000 on or before October 1, 2002.  Once funding requirements were completed, Wheaton had the option to convert this interest into common shares of the Company.  On November 4, 2002, Wheaton exercised this right and was issued 388,889 shares based upon a conversion price of $0.90 per share.

Warrants

At December 31, 2002, the following share purchase warrants were outstanding:

Number of	Exercise
Warrants	Price Range	Expiry date

912,450	$ 0.42/0.47	October 1, 2003/2004
1,025,000	0.51/0.60	April 2, 2003/2004
180,000	0.60/0.65	April 4, 2003/2004
1,720,000	0.60/0.70	October 15, 2003/2004
3,837,450

Included in warrants outstanding are 959,700 held by directors.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

10.

STOCK-BASED COMPENSATION PLANS

The Company has a fixed stock option plan which, pursuant to the Toronto Stock Exchange, permits the issuance of options up to 10% of the Company’s issued share capital.  During 2002, the maximum number of shares reserved for issuance under this plan was increased from 1,000,000 to 2,000,000.  At December 31, 2002, the Company has reserved 1,025,000 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is five years.

The Board of Directors determines the term of the option (to a maximum of 10 years) and the time during which any option may vest.  All options granted during 2002 vested on the date granted.

The following table presents the outstanding options as of December 31, 2002 and 2001 and changes during the periods ended on those dates:

	2002		2001		2000
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price	Shares	Price

Outstanding at
beginning of
year	1,759,533	$ 0.38	1,212,261	$ 0.34	1,212,261	$ 0.34
Granted	975,000	0.55	118,301	0.21	100,000	0.38
Reduction due to
amalgamation	-	-	(306,029)	-	-	-
Exercised	-	-	-	-	(100,000)	0.35
Issued in exchange
for Fairfield
options	-	-	735,000	0.30	-	-
Outstanding at
end of year	2,734,533	$ 0.44	1,759,533	$ 0.38	1,212,261	$ 0.34
Options exercisable
at year-end	2,734,533		1,759,533		1,212,261

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

10.

STOCK-BASED COMPENSATION PLANS (Continued)

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding and Exercisable
Number Outstanding	Weighted Average	Weighted Average
at December 31,	Remaining	Exercise
2002	Contractual Life	Price

91,092	3.6	0.27
735,000	3.2	0.30
157,850	6.8	0.39
698,591	5.4	0.45
77,000	2.3	0.49
975,000	4.2	0.55
2,734,533

The fair value assigned to stock options granted during the year ended December 31, 2002 was $162,000.  Had the portion of this compensation cost, which relates to 2002, been charged to earnings, the net loss for the year ended December 31, 2002 would have been $3,198,025 while the basic and diluted loss per share would remain unchanged.  The effect of stock option grants issued before January 1, 2002 has not been included in these amounts.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in the year ended December 31, 2002:  dividend yield of 0%;  expected volatility of approximately 60%;  risk-free rate of 4.2% and expected lives of five years.  The weighted-average fair value of options granted in the year ended December 31, 2002 was $0.17.

11.

RELATED PARTY TRANSACTIONS

A company controlled by the founder shareholder of the Company was paid $102,000 for technical services during 2002 (2001 - $13,000).

A company controlled by a relative of the founder shareholder of the Company was paid $68,300 for geological services during 2002 (2001 - $43,550).

The above transactions were recorded on similar terms and conditions as with outside third parties.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

12.

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding non-cash transactions is as follows:

	2002	2001	2000
Investing activities
Acquisition of Fairfield	$ -	$ 1,711,312	$ -
Financing activities
Issuance of common shares
for mineral properties	350,000	72,500	72,500
Issuance of common shares
for purchase of mill	79,350	-	-

Other supplementary information:

	2002	2001	2000

Interest paid	$ -	$ -	$ -
Income and mining taxes paid	110,154	-	-

13.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s revenues arose primarily from gold sales, interest income on corporate cash reserves and revenue from mineral properties.  The Company has non-current assets in the following geographic locations:

	2002	2001

Canada	$ 1,711,048	$ 1,003,539
Mexico	1,898,810	3,975,174
	$ 3,609,858	$ 4,978,713

The Company earns revenue in the following geographic locations:

	2002	2001	2000

Canada	$ 122,538	$ 30,260	$ 49,579
Mexico	-	278	23,106
	$ 122,538	$ 30,538	$ 72,685

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

14.

FINANCIAL RISK

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15.

FAIR VALUE

The Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values.

16.

INCOME TAXES

The Company’s Canadian income tax rate is approximately 39.6% (2001 and 2000 - 45%) while the Mexico income tax rate is approximately 38%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2002	2001	2000

Statutory rate	39.6%	45.0%	45.0%

Income taxes recovered at the
Canadian statutory rate	$ 1,207,300	$ 292,540	$ 1,257,000
Effect of lower tax rates in foreign jurisdiction	(3,900)	(6,863)	(114,000)
Effect of non-taxable element of capital gains	-	-	(82,000)
	1,203,400	285,677	1,061,000
Tax losses not recognized in
period benefit arose	(1,203,400)	(285,677)	(1,061,000)
	$ -	$ -	$ -

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

16.

INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001

Operating loss carryforwards	$ 1,799,000	$ 2,031,000
Canadian exploration expenditures and foreign
exploration and development costs in
excess of book value of resource properties	3,153,000	2,700,000
Impairment of long-term investment	21,800	-
Undeducted capital cost allowance on fixed assets	93,600	87,000
	5,067,400	4,818,000
Valuation loss provision	(5,067,400)	(4,818,000)
	$ -	$ -

At December 31, 2002, the Company had operating loss carryforwards available for tax purposes in Mexico of $4,935,230 which expire between 2005 and 2012.

17.

CONTINGENCY

Fairfield Minerals was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”). The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  In order to reduce the exposure to interest charges, Fairfield paid $281,871 to the Ministry.  This amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, approximately $353,000 will be payable in respect of gold sales in fiscal 2000 to 2002.  The Company has provided for the liability arising from the assessment.  Any recovery will be credited to operations when received.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“U.S. GAAP”).  The following is a reconciliation:

	2002	2001
Consolidated Balance Sheets
Total assets under Canadian GAAP	$ 5,585,752	$ 6,297,093
Write-off of deferred exploration costs (a)	(683,936)	(1,314,602)
Adjustment to marketable securities (d)	180,760	61,230
Total assets under U.S. GAAP	$ 5,082,576	$ 5,043,721

Shareholders' equity under Canadian GAAP	$ 5,181,485	$ 5,838,905
Write-off of deferred exploration costs (a)	(633,936)	(1,314,602)
Adjustment to marketable securities (d)	180,760	61,230
Shareholders' equity under U.S. GAAP	$ 4,728,309	$ 4,585,533

	2002	2001	2000
Consolidated Statements of
Loss and Deficit
Net loss under Canadian GAAP	$ (3,036,025)	$ (650,095)	$ (2,794,552)
Write-off of current period
deferred exploration costs (a)	(780,647)	(135,376)	(381,766)
Add back of deferred exploration
costs written off in the current
year (a)	1,265,869	47,595	2,487,511
Gold recoveries in the current
year applied to reduce deferred
exploration costs (a)	140,886	-	-
Net loss under U.S. GAAP	$ (2,409,917)	$ (737,876)	$ (688,807)

Net loss per share under
U.S. GAAP	$ (0.12)	$ (0.05)	$ (0.05)

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2002	2001	2000
Consolidated Statements of
Cash Flows

Operating activities
Operating activities under
Canadian GAAP	$ (855,487)	$ (296,761)	$ (288,216)
Exploration (a)	(780,647)	(135,376)	(381,766)
Operating activities under
U.S. GAAP	(1,636,134)	(432,137)	(669,982)

Investing activities
Investing activities under
Canadian GAAP	(832,251)	283,262	(11,560)
Deferred exploration (a)	780,647	135,376	381,766
Investing activities under
U.S. GAAP	(51,604)	418,638	370,206

(a)

U.S. GAAP requires that mineral property exploration costs be expensed until there is substantial evidence of the existence of a minable ore deposit which can be commercially exploited by the Company.  Under Canadian GAAP, exploration costs may be deferred until there is an indication of impairment.

(b)

Statement of Financial Accountant Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, issued in October 1995, requires the use of a fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.  However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), which specifies use of the intrinsic value method.  Since stock options are granted at the quoted market value of the Company’s common shares at the date of the grant, there is no compensation cost to be recognized by the Company under U.S. GAAP.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB No. 25) (the “Interpretation”).  Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying APB 25,  (b) the criteria for determining whether a plan qualifies as a non-compensatory plan,  (c) the accounting consequence of various modifications to the terms of a previously granted stock option or award, and  (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation became effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000.  To the extent that this Interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000.  This Interpretation does not have a material effect on the consolidated financial statements.

(d)

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).  Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date.  Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, is required to include the net unrealized holding gain on these securities in other comprehensive income.  SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.  Details would be disclosed as follows:

	2002	2001	2000

Net loss under U.S. GAAP	$ (2,409,917)	$ (737,876)	$ (688,807)
Other comprehensive income
Adjustment to unrealized
gains on available-for-sale
securities	119,530	(770)	62,000
Comprehensive net income
(loss) under U.S. GAAP	$ (2,290,387)	$ (738,646)	$ (626,807)

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  SFAS No. 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity’s rights or obligations under the applicable derivative contract.  On June 15, 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The Company’s adoption of this statement on January 1, 2001 did not have an effect on the Company’s financial position or results of operations.

(f)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs.  This statement amends SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and applies to all entities.  This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2003.  The Company has not determined the impact, if any, that the adoption of this statement will have on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement supersedes FASB Statement No. 121,  Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposals of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  This statement also amended APB No. 50, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.  This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held or used or newly acquired.  This statement broadens the presentation of discontinued operations to include more disposal transactions.  The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2002.  The adoption of SFAS No. 144 had no effect on the Company’s financial position or results from operations.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of  Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The adoption of SFAS No. 145 does not have a material impact on the Company’s results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had occurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and  Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, (“FIN 45”).  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company’s results of operations or financial position.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2002	2002	2001	2000

Bad debts	$ 130,551	$ -	$ -	$ -
Bank charges and interest	32,653	4,732	3,524	3,644
Depreciation	309,417	43,166	26,882	26,252
Employee benefits	10,512	-	-	-
Insurance	19,391	5,826	2,910	-
Management services	16,775	-	-	-
Office and licenses	771,703	97,255	40,407	35,950
Professional fees	1,525,041	222,950	200,855	124,350
Rent	315,655	87,208	18,229	17,454
Stock exchange fees	152,154	55,196	5,945	7,859
Telephone	117,263	12,686	5,562	4,448
Transfer agent fees	130,957	12,437	10,809	14,279
Travel and promotion	303,473	57,297	11,959	14,174
Write-off of incorporation costs	3,298	-	-	-
	$ 3,838,843	$ 598,753	$ 327,082	$ 248,410

#