Form 20-F
ALMADEN MINERALS LTD
filed 2004-05-13
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

     EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

      1934

       For the fiscal year ended December 31, 2003

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

27,627,079

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

Extrusive Rock:  Igneous rock that has solidified on the earth's surface from volcanic action.

Fault:  (a) A fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture.  (b) A break in the continuity of a body of rock.

Feasibility study:  Detailed study to determine if a property can be mined at a profit and the best way to mine it.

Feldspar:  A group of aluminum silicate minerals closely related in chemical composition and physical properties.  There are two major chemical varieties of feldspar:  the potassium aluminum, or potash, feldspars and the sodium-calcium-aluminum, or plagioclase, feldspars.  The feldspars possess a tetrahedral framework of silicon and oxygen, with the partial substitution of aluminum for the silicon.  They make up about 60 percent of the earth's crust.

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

Hanging wall and Footwall: Terms used in reference to faults where when mining along a fault, your feet would be in the footwall side of the fault and the other side would be "hanging" over your head.

Hectare:  A square of 100 metres on each side.

Host rock:   The rock within which the ore deposit occurs.

Hydrothermal:  Of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution; also, said of the solution itself.  "Hydrothermal" is generally used for any hot water, but has been restricted by some to water of magmatic origin.

Igneous:  Means a rock formed by the cooling of molten silicate material.

Ignimbrite:  The rock formed by the widespread deposition and consolidation of ash flows and nues ardentes.  The term includes welded tuff and nonwelded but recrystallized ash flows.

Indicated Mineral Resource: An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Induced polarization (I.P.) method:  The method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource:  An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intermediate:  An igneous rock made up of both felsic and mafic minerals (diorite).

Intrusion:  General term for a body of igneous rock formed below the surface.

Intrusive Rock:  Any igneous rock solidified from magma beneath the earth's surface.

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

Lava:  Means an igneous rock formed by the cooling of molten silicate material which escapes to the earth's surface or pours out onto the sea floor.

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

Measured Mineral Resource:  A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metamorphic:  Means any rock which is altered within the earth's crust by the effects of heat and/or pressure and/or chemical reactions.

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

Mineral Resource:  A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Option agreement:  An agreement where the optionee can exercise certain options to increase our interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor's property.

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

Probable Mineral Reserve:  A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve: A 'Proven Mineral Re serve ' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Sonic drill:  A drill used to penetrate soft sediments where the drill advance by means of slow rotations an d sonic vibrations. Samples of very soft material can be collected with this system.

Stock:  An igneous intrusive body of unknown depth with a surface exposure of less tha n 104 square kilometers.  The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

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

Tremolite:  A white to dark-gray monoclinic mineral of the amphibole group: Ca2Mg5Si8O22(OH)2.  It occurs in long blade-shaped or short stout prismatic crystals, and also in columnar or fibrous masses, esp. in metamorphic rocks such as crystalline dolomitic limestone and talc schist.  It is a constituent of much commercial talc. alteration - usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

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

Notes Concerning Terminology Related to Resources and Reserves

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", "mineral reserve", "probable mineral reserve" and "proven mineral reserve" used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, resource is termed "mineralization" or "mineral deposit".

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

ppb: Parts per billion

ppm: Parts per million

Pt:  Platinum

S:   Sulphur

tpd: Tonnes per day

ton: Short ton (2,000 pounds)

tonne: Metric ton (1000 kilograms - 2204.62 pounds)

VLF: Very low frequency electromagnetic geophysical survey

VMS:  Volcanogenic massive sulphide

PART I

On August 1, 2001, Fairfield Minerals Ltd. ("Fairfield") and Almaden Resources Corporation ("Resources") entered into an Amalgamation Agreement providing for the amalgamation of the two companies and continuation as one company under the name "Almaden Minerals Ltd." It was the view of the Boards of Directors of Fairfield and Resources that the amalgamation of the two companies would create an entity which will be able to attract more senior financing and would also result in administrative savings by the consolidation of the operations.

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

The following selected financial data of the Company for Fiscal 2003, Fiscal 2002 and Fiscal 2001 ended December 31st was derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2000 and Fiscal 1999 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 1 7 of the audited consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("U.S. GAAP"), and their effect on the Company's financial statements.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999

Canadian GAAP

Revenues

Net loss

Loss per common share

Weighted average shares (000)

Working capital

Properties

Net assets

Total assets

U.S. GAAP

Net loss for period(1)

Loss per common share

Weighted average shares (000)

Properties

Net assets

Total assets

Capital stock (000)

$110 (1,326) (0.06) 23,379 5,101 4,198 9,854 10,342 (2,001) (0.09) 23,379 2,840 9,395 9,883 21,477	$123 (3,198) (0.16) 19,524 1,522 3,338 5,181 5,636 (2,410) (0.13) 19,524 2,654 4,728 5,133 17,389	$ 31 (650) (0.05) 13,412 860 4,786 5,839 6,297 (738) (0.05) 13,412 3,471 4,586 5,044 15,011	$ 73 (2,795) (0.22) 12,758 1,082 3,150 4,705 4,780 (689) (0.05) 12,758 1,923 3,540 3,615 13,227	$ 83 (436) (0.04) 10,891 1,294 4,898 7,045 7,116 (675) (0.06) 10,891 1,565 3,712 3,783 12,772

(1)Cumulative U.S. GAAP deficit since inception of the exploration stage to 12/31/2003 has been $14,897,111.

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

Table No. 2

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2003	$1.39	$1.58	$1.29	$1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	November	December	January	February	March	April
High	$1.34	$1.34	$1.33	$1.34	$1.35	$1.37
Low	1.30	1.25	1.27	1.31	1.31	1.31

The exchange rate was 1.37 on April 30, 2004

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

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.  The Company retains an inventory of gold from previous production by its predecessor ("Fairfield") from the Siwash mine on the Elk property.  The gold was mined in 1994 and shipped to the smelter in 1996.  The gold produced was retained as inventory by Fairfield.  Both the Company and it's predecessor have financed their operations principally through the sale of equity securities and entering into joint venture arrangements, and in Fairfield's case, the sale of its inventory of gold.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.

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

Uncertainty of Obtaining Additional Funding Requirements

If the Company's exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production.  The only sources of future funds presently available to the Company are the sale of its inventory or gold, sale of equity capital or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.  Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs through Fiscal 2004 and has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be favorable.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Lack of Cash Flow

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  The Company has had no prior year's history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine. Neither the Company nor its  predecessor have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company's predecessor was through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements.  Any future additional equity financing would cause dilution to current stockholders.

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

Environmental Regulations

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

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

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

No Guarantee of Clear Title to Mineral Properties

While the Company and it's predecessor have investigated title to all of its mineral properties and prospects, and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing as of the date of this Annual Report, this should not be construed as a guarantee of title.  The properties and prospects may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

As there are unresolved native land claim issues in British Columbia and the Yukon Territory, the Company's properties and prospects in these jurisdictions may be affected in the future.  The MOR prospect is on category B lands which means the local native group has surface rights to the area of the claims and their permission is required to perform work on the claims.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund exploration projects.  This dilutes the Company's interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Lack of Trading Volume

The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company's shares.

Risks Associated with Penny Stock Classification

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company's common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of April 30, 2004 there were share purchase options outstanding allowing the holders of these options to purchase 3,040,783 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 2,184,105 shares of common stock.  Directors and officers of the Company hold 2,798,783 of these share purchase options.  An additional 242,000 share purchase options are held by employees and consultants of the Company.  Directors of the Company also hold 77,000 of the share purchase warrants.  Given the fact that as of April 30, 2004 there were 30,137,517 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders.

These shares may be issued and could depress the price of the Company's shares.

History of Net Losses

Both the Company and its predecessor ("Fairfield") had net losses in a number of years since their dates of incorporation - 9/25/1980 for the Company and 10/23/1984 for Fairfield. Due to the nature of the Company's business, there can be no assurance that the Company will be profitable. The Company had net losses of $1,326,305 in Fiscal 2003, $3,198,025 in Fiscal 2002 and $650,095 in Fiscal 2001. Fairfield had net losses of $218,636 in Fiscal 2001 (ending January 31st).

The cumulative net loss of the Company as at December 31, 2003 was $13,696,201.

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

Foreign Incorporation and Civil Liabilities

The Company amalgamated under the laws of the Province of British Columbia, Canada.  All of the Company's directors and officers are residents of Canada and substantially all of the Company's assets and its subsidiary are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.

Conflict of Interest

Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise to conflict of interest from time to time. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on its financial position.

Foreign Operations

The Company's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.  The Company currently has exploration projects located in Mexico.

Foreign Currency Fluctuations

At the present time, some of the Company's activities are carried on outside of Canada.  Accordingly, it is subject to risks associated with fluctuations of the rate of exchange between the Canadian dollar and foreign currencies.

The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

The Ability to Manage Growth

Should the Company be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources.  The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Lack of a Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business.  However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

Dependence on Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel, namely Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company carries no life insurance on its management and key personnel.

Item 4.     Information on the Company

The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8.  The registered and records office of the Company is 1185 West Georgia Street, Suite 1550 , Vancouver, British Columbia, Canada, V6E 4E6.

The contact persons are Duane Poliquin, President and Morgan Poliquin, Director.  The telephone number is (604) 689-7644.  The fax number is (604) 689-7645.  The email address is info@almadenminerals.com.  The web-site address is www.almadenminerals.com.

James E. McInnes is Chair of the independent directors.  The telephone number is (604) 662-4480. The fax number is (604) 685-0553.  The email address is jmcinnes@telus.net.

On August 1, 2001, Fairfield Minerals Ltd. ("Fairfield") and Almaden Resources Corporation ("Resources") entered into an Amalgamation Agreement providing for the amalgamation of the two companies and continuation as one company under the name "Almaden Minerals Ltd." It was the view of the Boards of Directors of Fairfield and Resources that the amalgamation of the two companies would create an entity which will be able to attract more senior financing and would also result in administrative savings by the consolidation of the operations.

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

The terms of the Articles and Memorandum of the amalgamated company were approved by the Registrar of Companies on September 28, 2001.  Essentially, under the provision of the Company Act pursuant to which the amalgamation proceeded all matters of substance were accomplished by December 31, 2001.  The application for the Certificate of Amalgamation was filed with the Registrar of Companies but its issuance was requested held in order to permit co-ordination with the listing of the shares of Almaden Minerals Ltd. on the Toronto Stock Exchange and to avoid any extended trading of Fairfield on the Toronto Stock Exchange and Resources on the Canadian Venture Exchange.

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

The Company's common shares began trading on The Toronto Stock Exchange ("TSX") under the symbol "AMM" on February 11, 2002.  Almaden Resources Corporation's initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions-refer to Exhibit 8.

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

The Company has seven principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), (2) the ATW diamond prospect in Canada (net 30% interest), (3) the Caballo Blanco gold, silver, copper prospect in Mexico (option to purchase 100% interest subject to a 60% earn in right by Comaplex Minerals Corp. and a sliding scale NSR), (4) the Yago/La Sarda gold, silver prospect in Mexico (consists of the Tepic claim (100% interest) and the La Sarda concession (100% interest)), (5) the Galeana gold, silver prospect in Mexico (option to acquire 100% interest subject to a 60% earn in right by Grid Capital Corporation), (6) the El Pulpo copper, gold prospect in Mexico (option to purchase 100% interest subject to a 60% earn in right by Ross River Minerals Inc.) and (7) the Fuego copper, gold prospect in Mexico (100% interest subject to a 60% earn in right by Horseshoe Gold Mining Inc.).

The Company's secondary property interests include the Ram gold prospect in Canada (100% interest subject to a 70% earn in right by Ross River Minerals Inc.), the Rock River Coal project in Canada (50% interest), the PV prospect in Canada (100% interest subject to a 60% earn in right by Consolidated Spire Ventures Ltd.), the MOR, Cabin Lake and Caribou Creek prospects in Canada (100% interest subject to a 60% earn in right by Kobex Resources Ltd.), the Meister River prospect in Canada (100% interest), the Logan property in Canada (40% net carried interest to production), the Tim prospect in Canada (100% interest), the Santa Maria prospect in Mexico (100% interest), the Guadalupe prospect in Mexico (100% interest subject to a 60% earn in right by Grid Capital

Corporation), the San Carlos prospect in Mexico (consists of the San Carlos concession (100% interest) and  the San Jose claim (100% interest subject to a 2% NSR) all subject to a 60% earn in right by Hawkeye Gold and Diamond Ltd.) and the Tropico prospect in Mexico (40% interest).

The Company has several other property holdings in Canada, United States and Mexico that are not considered either principal or secondary properties.

The Company also entered into a joint venture agreement in Fiscal 2002 with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico, which is ongoing.

Business Overview

The Elk Property - Canada

The Elk Property contains a known mineral deposit but all current work by the Company on the property is exploratory in nature.

Option to Acquire Interest

Initial staking was undertaken in November 1986 with additions in 1987, 1988 and 1989.  A block comprising 72 units was optioned in October 1988. The Siwash North mining lease was issued in September 1992. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for the Company's predecessor ("Fairfield") until April 1995 when Fairfield assumed operations.  Fairfield Minerals merged with Almaden Resources Corporation in February 2002 and the claims were transferred to the amalgamated company Almaden Minerals Ltd.

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

During Fiscal 2003, the Company incurred $555,234 in exploration costs including a diamond drill program on the property.  As at December 31, 2003, the Company had deferred $1,644,696 of exploration costs on this property.

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

During 1992, a bulk sample was extracted from an open pit on the Siwash vein in the Siwash North area.  It totalled 2240 tons grading 4.016 ounces/ton gold.  A total of 70 reverse circulation holes were drilled to confirm the vein grade and continuity in the 1993 pit expansion area.  Open pit mining was carried out by Wiltech Developments of Kelowna,

B.C. under the supervision of Cordilleran Engineering.  The ore was shipped to the Noranda smelter in Rouyn, Quebec in November.

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

A trenching program was carried out in the Siwash East area during October of 2001.  A total of six trenches with a cumulative length of 202 meters located the source of mineralized quartz float discovered by prospecting.  The trenches exposed narrow quartz veins adjacent to an east-west trending andesite dyke with grades of up to 21.7 gm/t Au from a 0.5 by 0.5 meter panel sample.

During the 2002 field season twenty six NQ diamond drill holes tested the WD, B Zone, Gold Creek West and Bullion Creek vein systems for a total of 4996m. Seven holes were drilled into the WD zone to test the perimeter of the known shoot.  The WD veins were intersected in all holes close to the projected depths with grades up to 91.22 gm/t Au over a true width of 0.50m.  Eleven holes were drilled into the Deep B shoot located immediately below the existing underground development to fill-in the drill spacing to less than 25 meters and to test the perimeter of the known mineralization.  Two holes were drilled on the west side of the existing open pit to help determine the feasibility of a pit expansion to the west. The Gold Creek West vein located approximately 450m southwest of the existing open pit was tested with four holes in two 50 meter step-outs to the west of the existing grid.  Two holes were drilled into the Bullion Creek structure located 700 meters to the north of the open pit to test a geochemical anomaly.

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

The most recent estimate of contained mineralized material in the Siwash Mine area was calculated on completion of the 2000 drill program.  The areas drilled at a spacing of 10 to 20 metres, which included the area accessible from the existing underground development and the proposed open pit areas, contain approximately 44,500 tons of material at a grade of 1.041 oz/ton Au.  The calculations were done using a lower cutoff grade of 17 gm - metres for the underground accessed material and 5 gm - metres for the open pit accessible material.  The Siwash mine area drilled at 20 to 50 metre spacing was given a lower confidence limit.  A radius of influence of 15 metres was applied to zone intercepts with values greater than 17 gm - metres.  The area between adjacent holes that met the cutoff criteria beyond the 15m radius was also included.  The wide spaced drilling areas contain an estimated 61,000 tons of material at a grade of 1.430 oz/ton. An upper cutoff of 100gm - metres was applied to both the detailed and wider spaced drilled areas.  All contained mineralization calculations were done by Fairfield personnel.  An independent calculation was done by Roscoe Postle and Associates in 1995 and by Giroux Consultants Ltd. in 1999.  Both independent calculations confirmed or exceeded in house calculations.

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

Recent Drilling Results

During the summer of 2002, a twenty six hole, 5,000 m (meter) diamond drill program was carried out to test the continuity of mineralization at the Siwash gold mine.  Siwash Mine presently has an inferred resource of 98,552 ounces gold in 71,300 tons and an indicated resource of 43,410 ounces gold in 44,356 tons for a total of 141,962 ounces gold in 123,142 tons as calculated on completion of the last drill program in 2000. Of the indicated resource, 32,980 tons at a grade of 0.834 ounces of gold per ton for a total of 27,430 ounces was classified as a probable reserve in a preliminary feasibility study entitled "Summary of Ore Reserves and Project Economics for the Siwash Gold Mine, Dec.1995", by J. McCormack, P.Eng.  The study included information on mining, processing, metallurgical and operating costs that demonstrated, at the time the report was written, economic extraction of the resource was justified.  Calculation of an updated resource estimate incorporating the 2002 drill intersections is underway. Several structures were tested in the program, including the WD vein, the Deep B shoot, the Gold Creek West vein and the Bullion Creek structure.

The continuity of the WD vein, located 200 m north of the B vein system, was tested in fifty metre step-outs to the south and east of previous drill perimeter. All holes intersected the vein near the projected depth. Hole 311, the deepest hole drilled on the structure, returned 0.567 oz/t (troy ounces per short ton) gold over a true width interval of 2.15 m indicating good continuity of the structure and mineralization to depth. The WD structure has been traced along strike for a length of 525 m and down dip for 320 m. It remains open to the east, west and down dip.

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

During Fiscal 2002 the Company purchased a mill or concentrating plant for possible use at the Siwash property.  The mill capacity is rated at about 125 tons per day.  The mill was purchased for US$75,000 (CDN$118,500) during Fiscal 2002 that was satisfied as to US$50,000 by the issue of 122,077 shares of Almaden at a deemed value of CDN$0.65 per share and a cash payment of US$25,000. During Fiscal 2003, the mill was dismantled and moved to a storage facility near the property at a cost of $204,766. There has been no feasibility study to justify construction of the mill nor have permits to construct the mill been applied for. The mill was purchased because it would be suitable for processing the Siwash mineralized material and the price was below replacement cost. This low cost could have an impact on project economics. If studies indicate it would not be feasible to install this mill on the Siwash project, it will be sold. The Company has received an estimate that the mill could be sold for approximately $380,000.

Thirty NQ diamond drill holes drilled between August 6 and November 1, 2003 tested the WD Zone for a total of 6570.56m.

Seven holes were drilled into the WD vein system to the west of the north-northwest trending RB fault located roughly between 2340E and 2400E. Holes SND03-357 and 359 were targeted to intercept the WD zone on the west side of the RB fault after drilling through it, however the rods bound tightly in the clay altered andesite dyke that inhabits the fault and both holes were abandoned. The WD vein(s) were intersected in both the quartz monzonite and granodiorite in all the remaining holes between sections 2110E and 2370E. A summary of the drill core sample results from all zones intersected in 2003 is listed in the table below. Significant values were also returned from the WD2 zone in holes SND03-348 (1.023 oz/t over a true width of 1.64 ft) and 354 (6.415 oz/t over a true width of 1.64 ft. The WD2 zone is subparallel to the WD and is located about 20 to 30m below.

Twenty five holes were drilled to the east of the RB fault between 2370E and 2670E to extend the known resource.  The WD zone(s) were intersected in all holes with the exception of hole SND03-341 which was terminated before the projected intercept depth due to excessive deviation.  The known zone was extended to 2670E and to a depth of 340m below surface and 380m down dip.  Fill-in drilling on sections 2445E, 2495E and 2545E intersected the WD veins at the expected depth however gold grades were not as high as those found on adjacent fences.  Hole SND03-360 intersected an andesite dyke at the projected location of the WD zone and only a narrow vein was encountered there.  Visible gold was noted in the WDa vein intersection in hole SND03-355 though sampling returned a value of 0.067 oz/t Au.

			2003 Drill Intersection Summary

Hole	Zone	Section	From m	To m	SG	TW m	TW ft	Au gm/t	Au oz/t	Ag gm/t	Ag oz/t
SND03337	WD	2425E	253.30	253.60	2.95	1.00	3.28	28.25	0.824	125.07	3.648
SND03338	A	2470E	24.55	25.60	2.70	1.10	3.61	3.81	0.111	0.00	0.000
SND03338	B	2470E	11.65	32.45	2.70	17.31	56.79	1.20	0.035	0.51	0.015
SND03339	B	2520E	44.20	44.70	2.70	0.50	1.64	22.60	0.659	31.58	0.921
SND03339	G	2520E	136.60	136.90	2.69	0.50	1.64	11.90	0.347	4.13	0.120
SND03340	C1	2570E	50.10	50.40	2.69	0.50	1.64	24.91	0.727	7.12	0.208
SND03340	WDa	2585E	267.92	268.48	2.75	1.00	3.28	11.47	0.335	35.12	1.024
SND03341	D	2570E	86.25	86.92	2.70	0.60	1.97	6.86	0.200	0.00	0.000
SND03341	C1	2570E	51.05	51.48	2.70	21.05	69.06	2.02	0.059	0.94	0.027
SND03341	C1	2570E	51.05	51.48	2.73	0.50	1.64	78.56	2.291	38.83	1.133
SND03342	B	2570E	52.00	52.30	2.66	0.50	1.64	3.60	0.105	3.93	0.115
SND03342	C1	2570E	59.60	60.15	2.66	1.00	3.28	8.92	0.260	20.42	0.596
SND03342	WDa	2585E	312.95	313.27	2.68	0.50	1.64	9.81	0.286	19.18	0.559
SND03343	B	2620E	54.65	55.00	2.71	0.50	1.64	18.23	0.532	38.91	1.135
SND03343	D	2620E	88.55	96.70	2.71	7.88	25.85	4.39	0.128	9.52	0.278
SND03343	E	2620E	95.60	96.70	2.78	1.00	3.28	33.18	0.968	73.10	2.132
SND03343	WDa	2630E	289.30	289.63	2.61	0.65	2.13	4.67	0.136	103.96	3.032
SND03345	WD	2670E	96.20	96.50	2.70	0.50	1.64	2.58	0.075	0.00	0.000
*SND03346	C2	2670E	36.82	37.12	2.75	0.50	1.64	23.81	0.694	54.80	1.598
Hole	Zone	Section	From m	To m	SG	TW m	TW ft	Au gm/t	Au oz/t	Ag gm/t	Ag oz/t
SND03346	WD	2675E	152.75	153.80	2.74	1.00	3.28	15.90	0.464	87.07	2.540
SND03347	A	2670E	28.13	29.25	2.70	1.10	3.61	4.17	0.122	0.00	0.000
SND03347	B	2670E	33.40	33.70	2.70	1.10	3.61	4.17	0.122	0.00	0.000
SND03347	WD	2670E	202.88	203.64	2.72	1.00	3.28	27.79	0.811	49.97	1.457
SND03348	WD2	2265E	139.23	139.55	2.82	0.50	1.64	35.09	1.023	52.76	1.539
SND03349	A	2670E	38.30	38.80	2.70	0.50	1.64	3.29	0.096	0.00	0.000
SND03349	B	2670E	46.80	47.18	2.70	0.50	1.64	6.07	0.177	0.00	0.000
SND03349	WD	2675E	243.77	244.20	2.66	0.50	1.64	5.77	0.168	35.22	1.027
SND03350	WD	2210E	66.45	66.75	2.70	0.50	1.64	2.91	0.085	0.00	0.000
SND03351	B	2670E	59.58	60.04	2.70	0.50	1.64	7.74	0.226	0.00	0.000
SND03351	WD	2670E	292.40	293.00	2.60	0.50	1.64	3.39	0.099	159.29	4.646
SND03352	WDa	2165E	79.50	79.80	2.70	0.50	1.64	2.23	0.065	0.00	0.000
SND03352	WDb	2165E	95.30	95.60	2.72	0.50	1.64	4.39	0.128	7.54	0.220
SND03354	WD2	2380E	274.48	274.82	3.15	0.50	1.64	219.96	6.415	354.42	10.337
SND03355	B	2670E	71.95	72.55	2.70	1.00	3.28	4.25	0.124	0.00	0.000
SND03355	D	2670E	105.10	105.40	2.70	0.50	1.64	2.57	0.075	0.00	0.000
SND03355	WDa	2665E	345.20	345.63	2.68	0.50	1.64	2.36	0.069	18.19	0.531
SND03355	WDb	2665E	350.30	350.60	2.68	0.50	1.64	2.80	0.082	6.25	0.182
SND03357	Ba	2420E	35.50	43.80	2.70	8.14	26.71	2.22	0.065	0.70	0.020

SND03357	Bb	2415E	43.50	43.80	2.70	0.50	1.64	29.84	0.870	11.39	0.332
SND03358	B	2620E	70.30	70.60	2.63	0.50	1.64	8.51	0.248	3.99	0.116
SND03358	D	2620E	99.30	100.30	2.62	1.00	3.28	7.18	0.209	23.36	0.681
SND03358	WDa	2625E	337.38	337.70	2.74	1.20	3.94	11.88	0.346	36.64	1.069
SND03360	G	2445E	71.30	71.60	2.70	0.50	1.64	2.62	0.076	0.00	0.000
SND03361	WDc	2450E	119.50	119.80	2.74	0.50	1.64	11.06	0.323	7.77	0.227
SND03362	WD	2495E	149.30	149.86	2.71	0.60	1.97	8.18	0.239	19.06	0.556
SND03363	C1	2545E	13.30	13.60	2.70	0.50	1.64	5.59	0.163	0.00	0.000
SND03363	D1	2545E	22.13	22.95	2.70	1.00	3.28	4.72	0.138	0.00	0.000
SND03363	D2	2545E	37.50	37.80	2.68	1.20	3.94	5.68	0.166	1.36	0.040
SND03364	C	2495E	25.40	25.75	2.70	0.50	1.64	2.32	0.068	0.00	0.000
SND03364	WD	2500E	196.70	197.70	2.76	0.80	2.62	16.14	0.471	44.40	1.295
SND03365	B	2545E	21.85	22.20	2.70	0.50	1.64	2.53	0.074	0.00	0.000
SND03365	WD	2550E	172.20	173.05	2.71	1.10	3.61	10.09	0.294	21.73	0.634

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has proposed an exploration program for Fiscal 2004 to include further diamond drilling on the Deep B shoot, the WD zone, the Bullion Creek zone and the Siwash East area at a budgeted cost of $600,000.

The ATW Prospect - Canada

This diamond exploration prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 1992, these claims were acquired directly by staking and additional claims were acquired from Michael Magrum by ATW Resources Ltd. ("ATW").  The Company owns a 40% share interest in ATW along with Williams Creek Explorations Limited-40% share interest and Troymin Resources Ltd.-20% share interest (now Santoy Resources Ltd.). ATW acts as trustee and these companies are the beneficiaries of a declaration of trust for their respective interest in the prospect. In 1993 the property was optioned to Kennecott Canada Exploration Inc. ("KCEI").  KCEI's interest reverted back to ATW in 2001. ATW then completed a joint venture agreement with Aberex Minerals Ltd.-15% property interest and SouthernEra Resources Limited-10% property interest. A 2% gross overriding royalty on diamonds produced from TR 107 (a portion of the ATW property) is payable to KCEI. An option granted by the Company, together with all other shareholders of ATW, to KCEI under an agreement made as of November 30, 2001, to acquire a 40% share interest in ATW lapsed unexercised.

Expenditure to Date

During Fiscal 2003, the Company's portion of exploration costs totalled $109,438 including a sonic drill program. Recoveries and administration fees for managing the exploration program totalled $55,780. As at December 31, 2003, the Company had deferred $171,461 in acquisition and exploration costs on the prospect.

Location and Access

The ATW property is located roughly equidistant between the Diavik and Snap Lake diamond deposits, on MacKay Lake, Lac de Gras area, Northwest Territories.  A winter road to the Diavik and Diamet diamond mines passes through the property.

History and Recent Work

Government geological surveys, widely spaced airborne magnetic surveys and regional mineral exploration programs were carried out in the property area before 1992.

In the summer of 1992, ATW conducted limited a summer till sampling program for diamond indicator minerals, and contracted an airborne magnetic - electromagnetic (EM) survey of the western half of the property. After optioning the property, KCEI conducted several phases of prospecting, till sampling using sonic and reverse circulation drills, ground geophysical surveys, a small helicopter borne magnetic survey, and limited diamond drilling in two programs that totaled 671metres. This work identified a kilometres long train of diamond indicator minerals in glacial till that was followed east under MacKay Lake. Their work also found one kimberlite body, TR107, which contains no diamond indicator minerals, and therefore can not be the source of the indicator mineral train being followed.

Subsequent to the return of the property by KCEI, the joint venture group conducted an airborne magnetic EM survey in 2001 over the five by five kilometre projected source area of the diamond mineral indicator train. This was followed up by ground geophysics which confirmed the presence of four anomalies found by the airborne survey.

These four targets were diamond drilled in the spring of 2002, but no kimberlite was found.

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

Exploration and Drilling Results

Exploration work by KCEI between 1993 and 1998 identified a long diamond indicator mineral train or anomaly in glacial till that extended southeasterly up glacial ice direction.  Several geophysical targets were also identified from .  In 1994, four geophysical targets were drilled, and one of these, TR-107 intersected a kimberlite body, that was not diamondiferous and did not contain diamond indicator minerals. In January 1998, KCEI informed the Company that the main exploration target on the property was the source of the prominent indicator mineral till anomaly.  This anomaly contains indicator minerals (garnets and chromites) with chemistry from within the diamond inclusion field suggesting the source will be diamondiferous.  This indicator mineral anomaly was been traced to the western edge of MacKay Lake.  Reverse circulation (RC) drilling was carried out on the lake ice in early 1998 follow the till anomaly easterly back up the original direction of glacial ice movement towards the anticipated source location. Thirty-three holes for a total of 390 metres drilled at about 100 metre on three lines were completed to sample the till on the lake bottom. The easterly line has four holes 100 metres apart that had elevated counts pyrope garnets (>5) in the basal till, one of these had a very high count of olivines (>50) with elevated values in three holes. The work thus extended the indicator mineral train but no source area was delimited. In 1999, a sonic drill used to sample the till in a fence of holes across the ice movement direction and 13 holes for a total of 479 metres in a single line were drilled about five kilometres up ice direction from the last previous line of RC drill holes. These were essentially devoid of indicator minerals, and so it was concluded that the source area had been narrowed down to a five kilometre by five kilometre area, and that a potential source for the diamond indicator minerals should be looked for between these two lines of holes.  Analyses were done at KCEI's Thunder Bay laboratory, an ISO Guide 25 facility.

ATW's 1992 airborne survey did not cover this area, so a contract was given in March 2001 to Fugro Airborne Surveys to carry out a survey of the area between these two lines of holes, and also over a small area in a bay of MacKay Lake further down ice on the mineral train where a small magnetic low was outlined on an old (1960s) government magnetic survey of the area.   This work outlined two targets with pipe like characteristics and a long dike like structure that is not magnetic indicating it is not caused by a diabase dike. Surface geophysics confirmed the size and strength of the two pipe targets.

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

"A prominent kimberlitic indicator dispersion has been traced up-ice in till samples over a distance of 20 km, and was found by drill sampling to continue in MacKay Lake sediments for a further 3 km, leading to geophysical target ATW-02. The available kimberlitic indicator mineral analyses from this, the MacKay Lake dispersion, comprises 74 olivines, 18 orthopyroxenes, 127 clinopyroxenes and 198 garnets, but no kimberlitic ilmenite or chromite. The compositional characteristics of this indicator assemblage show it to be derived from kimberlite source(s) that have entrained predominantly diamond-stable mantle peridotite along a cold cratonic geotherm similar to that defined by garnet peridotite xenoliths in the Diavik kimberlites. Various samples show this indicator assemblage contains from 16 to 20% G10 garnets, with moderate-Cr2O3 G10 garnets well represented. Based on available data, and assuming that these data are representative of the samples from which they are derived, the source kimberlite(s) are predicted to be at least moderately diamond-bearing. A more definitive assessment of their diamond potential cannot currently be made due to the fact that: eclogitic garnet compositions are not reported; the extent to which the available data are representative of the full  indicator mineral population present in the tills and sediments or in specific source bodies is not known; and several critical kimberlite-specific mineralization factors have yet to be determined.

Kimberlitic garnet, orthopyroxene and clinopyroxene recovered from a composite core sample of the TR107 kimberlite reveal compositions quite unlike that seen in exploration samples on the rest of the MacKay Lake property. The TR107 kimberlite apparently sampled essentially only graphite-stable mantle peridotite on an elevated geothermal gradient. The kimberlite core sample is assigned zero diamond potential and it manifestly does not correlate with the intrinsically higher diamond potential of the vast majority of kimberlitic indicator minerals recovered from the property."

In April 2002 a program of drilling geophysical anomalies on the project was completed.   No kimberlite was found.  Three resistivity low anomalies were tested.  Two were explained by graphitic conductors.  No explanation was found for the third anomaly.

In early 2003, a till sampling program with seventy-seven holes were drilled to recover samples of basal till samples on several lines of hole between the last two lines of till sampling holes described above. This work narrowed down the anticipated source area to a one kilometre by one kilometre square.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has planned an exploration program for Fiscal 2004 consisting of a gravity survey and ground magnetics and electromagnetics at a total cost of $80,000.  The Company is responsible for 30% of this costs, or $24,000.

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

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 shares of its stock and pay US$668,500 plus value added tax by February 26, 2007. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.

In January 2003, the Company entered into an agreement with Comaplex Minerals Corp. ("Comaplex"). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007.

Expenditures to Date

To December 31, 2003, the Company had incurred a total of $2,522,756 in acquisition and exploration costs on this prospect but during Fiscal 2002 the prospect was written-down by $2,000,000. As at December 31, 2003, the Company had deferred costs of $522,756 on this prospect.

Location and Access

The Caballo Blanco project, consisting of mineral concessions, currently comprising about 8,200 hectares, is located in the state of Veracruz about 75 kilometres northwest along the Pan American highway in eastern Mexico from the city of Veracruz.

History and Recent Work

The area was staked in 1993 as a new discovery. The Company carried out limited exploration on the property in 1995 with mixed results, and subsequently provided the owner with funding to continue prospecting under a "grubstake" agreement. Further mineralization was found and an option agreement was negotiated. Since 1996, the Company's efforts have focussed on three distinct areas of alteration and mineralisation known as the Central Grid Zone, Highway Zone and Northern Zone respectively. Most of the work to date has been carried out on the Central Grid and Highway zones, where separate porphyry systems have been identified. Geological mapping, sampling, geochemical surveys, magnetic and induced polarization (IP) geophysical surveys were carried out, mostly in 1997.  A 2,390 metre reverse circulation drill program was carried out by the Company in 1998 on the Central Grid Zone. This drilling intersected both porphyry-style copper-gold mineralization and high-grade gold-silver mineralization in veins apparently spatially peripheral to the porphyry system. In the Highway Zone, soil geochemistry, geologic mapping, and induced polarisation geophysical surveys have identified a separate porphyry copper-gold target. The Northern Zone is a large area of argillic alteration, within which preliminary prospecting and geochemical surveys have identified areas of elevated gold-copper-arsenic in silcified rock. Highly anomalous values have been found in stream silt samples and boulders in streams, and this area is thought to represent a large unexplored high-sulphidation gold system. In 1999, 2000, and early 2001, the Company carried out limited geological, geochemical, and IP surveys. Late in 2000, the Company purchased exploration data and surrounding claims from Lucero Resources Corp.  The Company also purchased a small net smelter return royalty on these claims for $1,000 Canadian dollars from Lucero's successor in early 2003.

In Fiscal 2001, the Company's subsidiary, Minera Gavilan, S.A. de C.V., signed an agreement with Noranda Exploracion Mexico S.A de C.V. ("Noranda"), a subsidiary of Noranda Inc., which was terminated in Fiscal 2002. Noranda carried out geological mapping, some regional geochemical surveying and diamond drilling. Starting in March 2002, Noranda completed 1789 metres of drilling in seven holes four in the Central Grid area, and three into the Highway Zone area, aimed at porphyry copper targets. At the Company's expense, two short holes were drilled to test a gold target in the Central Grid part of the property.

Work during 2003 at the Highway and Northern zones consisted of sampling, geologic mapping and induced polarization (IP) geophysics and was complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer.

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

In order to test the Central Grid and Highway Zone porphyry targets, Noranda drilled 1,789 meters in seven holes. Four were drilled in the Central Grid looking for the extension of the outcropping copper bearing porphyry and three holes were drilled into the previously undrilled Highway Zone. The report summary states "Despite pervasive K-spar flooding potassic alteration associated with the porphyry in the Central Grid and the huge argillic alteration zone that occurs at the Highway Zone, significant copper mineralization was not found."  Noranda states the presence of an important gold deposit in the Central Grid area has not been ruled out but possibilities for an open pittable copper porphyry have been reduced.  On the Highway Zone, very low values of copper were found but drilling did intersect short intervals of elevated gold.  Hole CB-02-07, Noranda's last hole, which was drilled in an area of extensive argillic alteration associated with elevated gold in soil geochemistry had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

Two further holes were attempted at the Company's expense at the end of Noranda's program, under the supervision of an independent consultant. These were located near reverse circulation Hole CB98-04, from the Almaden's 1998 program, which intersected 12.2 meters of 3.8 grams of gold per tonne. Hole CB-02-08 was drilled east at -50o, parallel to and about thirty metres south of hole 98-4. It intersected fault gouge in the area where the vein was expected.  Hole CB-02-09 was located ninety meters north of CB 98-04 and also aimed east at -50o. This hole intersected a mineralized vein zone from 57.3 to 60.0 meters, and from 69.0 meters to 73.0 meters the recovered material contained fragments of quartz vein material that is mineralized with chalcopyrite, galena, and pyrite. The hole was abandoned in bad ground at 73.0 meters, which is a few metres before the expected location of the zone found in hole CB 98-04.

Comaplex's 2003 program on the Highway zone outlined several prominent areas of alteration and mineralisation. A significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometer area of acid sulphate alteration characterised by hypogene alunite and vuggy silica. The alteration mineralogy and geologic textures recognised suggest that area of study represents a large high-sulphidation epithermal system. The zones of vuggy silica and coincident chargeability and resistivity have not been drilled, however a diamond drill hole was completed close to the area by Noranda Inc. in 2001. This hole was drilled in an area of extensive argillic alteration and had several interesting gold intersections. The hole was lost due to poor drilling conditions.

At the Northern zone sampling, geologic mapping and PIMA analyses have defined a huge, roughly 6 by 5 kilometer area of acid sulphate alteration and vuggy silica, including many breccia bodies. Past sampling in these areas by Almaden has returned anomalous gold values, the highest being 11 g/t. The alteration in the Northern zone is very similar to that in the Highway zone, however up until this program very little work had been carried out in this area. Initial sampling by Comaplex returned anomalous gold values from outcrop the highest being 1 g/t. Outcrop in this area includes breccia bodies containing clasts of vuggy silica. An IP section over the zone outlined a large high resistivity feature that appears to extend to depth.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Comaplex Minerals Corp. who are working to earn their interest in the prospect.

In March 2004 Comaplex informed Almaden that road building to access drill targets was underway but construction was slow.  A diamond drill had been mobilised to the prospect but drilling had not yet commenced.

The Yago/La Sarda Prospects - Mexico

The Yago/La Sarda prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 1997 the Company's subsidiary, Minera Gavilan, S.A. de C.V., completed the assembly, from several Mexican individuals, of claims covering a large epithermal gold target near Yago, Nayarit, Mexico. The claims under option consisted of the Guadalupe, Sagitario and Yago claims.  To earn a 100% interest in the Guadalupe claim, the Company had to pay US$30,000 plus value added tax over six years (amended).  To earn a 100% interest in the Sagitario claim, the Company had to pay US$250,000 plus value added tax by January 1, 2005 (amended).  There is a 2% NSR to only one owner on any production from his property.  In Fiscal 2000 the Company terminated its option on the Yago 1 to Yago 7 claims to reduce property payments.  The Tepic claim was acquired directly by staking, reduced in size and then partially restaked in 2002 at the request of an optionee.  Only a reduced portion of this ground is still held.

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

In Fiscal 2002, the Company optioned the project to Ascot Resources Ltd. ("Ascot").  Under the terms of the agreement, to earn an initial 50% interest Ascot had to issue 300,000 shares to the Company and incur exploration expenditures of US$1,000,000 within two years.  Ascot was committed to issue 200,000 shares and incur US$400,000 of exploration expenditures in the first year. At Ascot's request and expense, several of the previously dropped Yago claims were re-optioned and became part of the mutual area of interest under terms of the Ascot-Almaden Agreement. Ascot could have increased its interest to 60% by issuing an additional 300,000 shares to the Company and incurring additional exploration expenditures totaling US$1,000,000.  Ascot relinquished their option in Fiscal 2003.

During Fiscal 2003, the Company advised the owner of the Sagitario claim that it was relinquishing its option on that claim. Subsequent to the end of Fiscal 2003, the Company acquired the Sagitario and Guadalupe claims by outright purchase for US$10,000 each plus value added tax.  The Company also completed documentation for the purchase of the Don Alonzo claim.

Expenditures to Date

During Fiscal 2003, the Company incurred $22,325 in exploration costs on this prospect, net of recoveries, primarily on the payment of Mexican mining taxes and duties to keep the property in good standing.  As at December 31, 2003, the Company had deferred acquisition and explorations costs of $799,505, net of write-downs, on the property.

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

In fiscal 1998, the Company optioned the property to Santoy Resources Ltd. ("Santoy") who conducted a 975.2 metre drill program late in the year. Results did not meet their expectations and Santoy dropped their option in July 1999.

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

In March 2000, the Company and its predecessor ("Fairfield") entered into an agreement where Fairfield could earn 51% of the Company's interests and rights to the prospect. Fairfield drilled two holes on the southern part of the property with discouraging results, and completed the acquisition of the northern part of the property.

In 2002, the Company optioned the property to Ascot. The optionee carried out further sampling, geological mapping, induced polarization geophysical surveys and limited diamond drilling.  Ascot dropped their option in 2003.

Northern Part:

In this area, the thrust of the Company's exploration effort was to find new, larger zones of high grade material at greater depths on both the La Sarda and parallel vein zones.

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

Several areas of intense banded quartz-adularia veining, stockwork veining and one area of hydrothermal brecciation and silicification were defined which are coincident with areas of anomalous soil geochemistry.  The initial geologic data indicates that the veining represents high elevations within a shallowly eroded low-sulfidation epithermal system, of which the paleo-water table is preserved over much of the property. Exploration was designed to seek bonanza vein type mineralization.

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

The sample with the highest gold grade from Santoy's drill program was re-assayed by the Company for metallic content, a fire assay procedure commonly used when coarse gold is suspected. The grade of this sample increased from 3.0 grams/tonne to 3.8 grams/tonne, which is interpreted to represent the presence of coarse gold. In these circumstances diamond drilling is generally considered the best drilling method to ensure the recovery of coarse gold. These values are interpreted to be typical of the level of exposure of the veins tested and support the interpretation that potential ore shoots might exist at greater depth than cut with these reverse circulation drill holes.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004. The Company considers the Yago/La Sarda  prospect to be a considerable asset with potential for a high-grade gold vein deposit. The next step in the exploration process is an aggressive program of diamond drilling designed to develop a high-grade resource. The Company will maintain the property and seek to consolidate its interest in the area by acquiring further claims that may become available in the area.  The project will be presented to potential joint venture partners.

The Galeana Prospect- Mexico

The Galeana prospect is without known reserves and all current work by the Company is exploratory in nature.

Option to acquire interest

Pursuant to an agreement dated February 22, 2001, the Company's predecessor ("Fairfield") acquired an option to earn a 100% interest in the Galeana claim group from a Mexican individual. To earn a 100% interest, the Company must pay US$100,000 plus value added tax over seven years. The Company must also pay US$400,000 plus value added tax should the property go into production. The claims are subject to a NSR of 3% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$500,000 plus value added tax at any time.

During 2002, the Company entered into an agreement with Grid Capital Corporation ("Grid"). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by July 31, 2006. Grid can increase its interest to 60% by incurring an additional US$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by July 31, 2007.

Expenditures to date

As at December 31, 2003, the Company had incurred $118,272 in acquisition and exploration costs on the prospect.

Location and Access

The Galeana project is centred on the village of Galeana, located roughly 22 kilometers by all season gravel road south of the town of Guadalupe y Calvo in Chihuahua State, Mexico. Guadalupe y Calvo is connected by paved highway to Parral, a major commercial and mining supply centre.

History and Recent Work

The property covers two major vein systems, the Miguel Ahumada - Estrella de Oro trend and the San Geronimo trend, both of which have had limited historic production. Production took place from 1889 to 1910, and it is estimated from historic reports that up to 100,000 ounces may have been extracted from vein material averaging 0.6 ounces per ton (opt) Au. The mines were closed in 1910, prior to the Mexican revolution. Several comprehensive evaluations of the deposits were carried out between 1902 and 1923 and are in the possession of Almaden. Apart from small scale activities by local miners, the property sat idle until 1996, at which time the present owner acquired it. In 1997 the property was optioned to Duran Gold Corp. ("Duran") of Vancouver, Canada. Duran was a private company and optioned the property with the intention of making an initial public offering based on the Galeana property as a principal asset. Duran mapped and sampled all the accessible historic workings and made preparations for a diamond drill program to test the known ore shoots to depths beneath and along strike from the historic stoping. In 1999, Duran was unable to raise the funds necessary to carry out the proposed exploration, and as a result, Duran terminated their option on the Galeana property.

In 2002, the Company carried out a limited program of geologic and alteration mapping.

In April 2003, Grid carried out an exploration program that consisted of geological mapping, rock and soil geochemical sampling and Induced Polarization geophysics.

At the Miguel Ahumada zone, Grid has reported that fault breccia, epithermal quartz veining and quartz vein breccia, has been traced for over 500 meters. The zone, where exposed by a number of open cuts, pits and adits, varies from

 1 meter to more than 3 meters in thickness. Four grab samples of banded quartz vein clasts from a breccia were taken by Grid in the Ahumada adit. Four surface samples of quartz float were taken by Grid 150 meters to the northeast of the eastern-most opening. Two anomalous soil samples taken 150 meters to the north of the above-mentioned high-grade quartz float, indicate the presence of an undiscovered auriferous vein and represent a high priority target for follow-up work. Along strike to the southwest of the Ahumada zone, results of soil sampling and quartz vein float sampling has extended the zone 200 meters and indicates the zone is open to the southwest. I.P. surveys carried out over the four lines crossing the Ahumada trend suggest that several parallel veins may be present. One kilometre north of the Ahumada zone, the Falda Norde structure sampling by Grid returned anomalous to highly anomalous gold values from rock and soils over a 800 meter strike length. The best results were returned from a chip sample taken in the Falda Norde adit across a zone of banded limonitic epithermal veining, vein breccia and clay gouge.

Mapping of alteration mineralogy in the Galeana area, petrographic analysis of quartz vein textures, fluid inclusion microthermometry and the low silver to gold ratios of veins sampled, all support the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified on the property, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth.

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

Drilling Results

In April 2004 Grid reported that recent prospecting has encountered gold-silver mineralization in epithermal quartz-carbonate float found in the area of the Estrella de Oro vein structure. The area is located two kilometers to the south along the projected strike extent of the Ahumada zone.

A diamond drill program initiated in February 2004 was suspended while road access was completed to the primary drill target, the Ahumada zone, which has not yet been drilled. Initial drill testing with three diamond drill holes on a secondary target, the Falda Norte Zone, was completed. The drill holes did not intersect the down-dip projection of the Falda Norte structure due to postmineral diking and faulting. The drilling did not provide a conclusive test of the Falda Norte vein structure and continuing geological interpretation of the initial drill results will determine if further drill testing is warranted. Drill testing of the Ahumada zone will commence as soon as a drill can be mobilized.

Planned Work Program for Fiscal 2004, ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Grid who are working to earn their interest in the prospect.  Grid has advised that it is planning  a more detailed prospecting and mapping program expected to commence shortly in the area of the Estrella de Oro vein structure and drill testing of the Ahumada zone will commence as soon as a drill can be mobilized.

The El Pulpo Prospect - Mexico

The El Pulpo Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company's subsidiary acquired a 100% interest in the Gavilan claims by staking in December 2001.

In April 2003, the Company entered into an agreement with Ross River Minerals Ltd. ("Ross River"). To earn an initial 50.1% interest, Ross River must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 425,000 shares to the Company by April 30, 2008. Ross River can increase its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by April 30, 2010.

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

Expenditures to Date

As at December 31, 2003, the Company had deferred $95,203 in acquisition and exploration costs on the property.

Location and Access

El Pulpo is located north-east of Mazatlan, Mexico and covers an area of approximately 120 square kilometres.  Access to the mineral claims is by Highway 15 to San Ignacio and then by all season dirt road to Vado Hondo.

History and Recent Work

The optioned claims have numerous old historic workings explored in the past for gold and copper.

The El Pulpo prospect was discovered by a major company in the early 1970's. A soil and rock geochemical sampling program was carried out at that time and produced a copper anomaly associated with a K-silicate altered and stockwork veined intrusive body.  A prominent consultant visited the property at that time and wrote a report, now in the Company's possession, recommending work including exploration tunnelling.  The Company believes that no other significant work has been performed on the property until the current claim was staked. Late in 2002, the Company conducted stream silt geochemical survey over parts of the claim block, this work detected several gold-copper anomalies, rock sampling also found several areas with anomalous gold copper and silver values.

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

In May 2003 Ross River reported initial results from a large sampling and mapping program. In this program several vein systems were identified and sampled including the Papaya and Trucha areas. Ross River reported that the Papaya vein system has been traced over 2 kilometers. Ross River has reported that the vein was identified 1.0 to 1.3 kilometers along strike where grab samples taken have returned anomalous values in gold and copper. On the Trucha vein system located 2 kilometers north of the Papaya area, Ross River reported that the mineralized zone explored so far is 1,200 metres long and 850 metres wide within which six veins have been recognized. The discovery showing occurs on a ridge and consists of sub-outcrop of quartz-tourmaline veining exhibiting hematite and copper oxides and is three metres wide. Ross River reported analyses from two new grab samples taken across the width of the showing.

Ross River also reported that two additional veins to the west and within 400 metres of the Papaya vein (Juana and Cerro Blanco veins) have been traced over the same strike length as the Papaya vein and that four additional parallel veins in the same area have been discovered but have yet to be sampled. This system is open along strike both to the north and south and the full widths of all the veins remain to be delineated.

Ross River also reported results from the La Trucha target located 2 kilometres northeast of the Papaya target.

Approximately one kilometre along strike to the southwest another area of sub-outcropping quartz-tourmaline veins exposed through overburden cover and Ross River has reported the results of sampling from this zone.

Ross River has reported that the veins whose assays were reported on La Trucha and its southwest extension are open along strike to the southwest and northeast.

In November 2003, Ross River informed Almaden that is has discovered a new area of porphyry style alteration and mineralization. Ross River released the results of the initial findings of this work in a news release, an excerpt from which follows:

"Ross River Minerals has discovered a new copper porphyry zone and extended the known mineralized zones of both the Papaya and La Trucha targets on its El Pulpo property in Mexico. To date, the company has identified three copper porphyry targets and four gold-silver-copper vein targets on the 200-square-kilometre property.

A new area, named the Langosta target, consisting of strong quartz-sericite-pyrite (phyllic) alteration with stockwork quartz veining, has been identified extending southward along a tributary creek (Quebrada Magistral) 2,000 metres east of the Papaya target, approximately 2,500 metres southwest of La Cetolla copper porphyry target and 600 metres northeast from the El Bagre copper target on Rio Los Frailes. Phyllic alteration is observed, to date, on the north side of Rio Los Frailes over a distance of 100 metres and over a distance of 150 metres on the south side of Rio Los Frailes. This alteration extends outward from a core of potassic alteration consisting of secondary biotite and potassium feldspar and minor magnetite over a distance of 210 metres in a southerly direction. These two styles of alteration characteristic of porphyry systems are hosted within an altered granodiorite to quartz-diorite intrusive complex.

Copper mineralization observed along Quebrada Magistral, within the altered granodiorite to quartz-diorite, consists of veinlets, disseminations and clusters of chalcopyrite (approximately 5 to 10 per cent). At higher elevations within this mineralized area, clusters of arsenopyrite mineralization (approximately 1 to 5 per cent) have also been identified. Secondary copper oxides within this area consist of malachite and black copper oxides. The extent of the mineralized area mapped so far measures approximately 100 metres (north to south direction) and 75 metres (east to west direction) and remains open in all directions. A total of 25 panel and chip samples have been taken from this area and analytical results are pending. Geologic mapping and sampling are continuing to determine the dimension and grade of this altered and mineralized porphyry system. Samples are being prepared at GM-Lacme Laboratories in Guadalajara, Mexico, with final analyses being carried out by Acme Analytical Laboratories Ltd. in Vancouver, B.C. Victor Jaramillo, P.Geo, is the qualified person supervising the work in this area."

In December 2003, Ross River provided the Company with the following results in the form of a news release, an excerpt from which follows:

"Continued geological mapping and sampling of the La Langosta target have outlined a zone of potassic and phyllic alteration covering an area approximately 2.0 kilometres long by 1.5 kilometres wide. A larger propylitic alteration zone occurs outside the phyllic alteration envelope. The potassic core is characterized by secondary biotite and potassic feldspar veining. Outside this zone occurs a quartz-sericite-pyrite alteration (phyllic) envelope and then an outer propylitic altered zone characterized by pervasive chlorite, disseminated pyrite and calcite veinlets. The limits of the propylitic alteration have yet to be defined. These alteration zones remain open to the southwest.

From observations of limited outcrop, copper (chalcopyrite and copper oxides) and minor molybdenite mineralization appears to be concentrated within an area of approximately 1,500 metres by 750 metres. The earlier identified El Bagre target lies within the La Langosta porphyry system, within the potassic altered envelope and is characterized by chalcopyrite, copper oxide and minor molybdenite mineralization as veinlets and disseminations.

Ross River is still defining the structural controls within this porphyry system. However, the topographic relief, from Rio Frailes to the ridges 750 metres southeast, exposes the mineralized system vertically over 200 metres. This extends from a potassic zone, with chalcopyrite mineralization, near Rio Frailes, in the north, to a topographically higher phyllic altered zone containing secondary iron and copper oxides to the southeast.

Preliminary analyses have been received for 24 samples, taken from the initial discovery area of 100 metres by 75 metres, include copper sulphides, mixed copper sulphides and oxides and leached oxide cap."

In January 2004, Ross River provided the Company with the following results in the form of a news release, an excerpt from which follows:

"Ross River Minerals Inc. (the 'Company') is pleased to report that the 2003 field season concluded with the Company completing 9.5 kilometres of new trail construction and expanding the already extensive Papaya and La Trucha vein systems on the Company's property located in Sinaloa State, Mexico. In addition, the Company discovered seventeen new mineralized veins. Of these, seven have greater than 300 metres of strike length traced to date. All seventeen remain open along strike.

The new 1.5 kilometre access trail to the La Trucha target passed through a well-mineralized new area (La Plancha) which shows very strong tourmaline-quartz-copper oxide and sulfide mineralization in five shallow dipping veins, one of which has 2.0 metres of exposed width. Four other veins have been identified in this area with lesser-exposed widths but with equally strong mineralization. A total of 37 rock samples were collected from the La Plancha area.

At the La Trucha target 500 metres of trenching using a Cat D7E bulldozer has been completed to date. The southerly vein ('F'vein), was cut in two locations and showed strong fracturing and faulting within tourmaline-quartz veining and copper oxides. Assay results are pending. Further trenching using a tracked excavator will commence mid January 2004.

Exploration at the Papaya target included 1,200 metres of trail rehabilitation and over 350 metres of trenching at two locations in the down-dip (western) direction of the vein. At the northern location (Papaya Norte) the 40 degrees dipping quartz-tourmaline vein was exposed over 7 metres width. At the southern trenched area (Papaya Sur), 350 metres south of Papaya Norte, five subparallel veins identified to date, ranging from 0.1 to 1.5 metres wide, occur on the footwall (east) side of the 10 metre wide main vein. Assays are pending.

A newly discovered vein (Pitayo) has been found 200 metres southeast of the trenched Papaya Sur zone. The Pitayo vein appears to be subparallel to the Papaya vein and is exposed over greater than 4.0 metres width. Six other veins identified to date with lesser-exposed widths were discovered during trail access construction. Two of these veins are observed to be crosscutting and exhibit extensive copper and iron oxides. Assays are pending.

During January, as development of the 2 kilometre access trail along the Papaya vein continues, trenching to expose the full width of these veins will take place. Over 1,000 metres of reconnaissance geological mapping and rock sampling along the proposed trail/trench has revealed five mineralized areas to date.

The Company has discovered a new zone (El Sauz), extending 1.6 kilometres north of the Papaya target, of tourmaline-quartz-copper oxide vein mineralization. A total of 26 samples were collected and analysed.

In addition, during geological reconnaissance, a float sample of massive sulfide was found in a creek bed in the El Sauz area near the La Trucha and La Plancha drainage divide. The float sample returned values of gold and  silver. Its geochemistry is similar to other veins in the La Trucha area, however the source of this float has yet to be discovered."

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Ross River who are earning their interest in the prospect.

Ross River has advised that its 2004 exploration program on the Papaya and La Trucha targets will consist of 111.5 line kilometres of line cutting, soil geochemistry and Induced Polarization and magnetometer geophysical surveys. Airborne photography covering the property will be completed followed by production of orthophoto and topographic maps and structural interpretation. Upon completion of the trail along the Papaya vein zone, further excavator trenching of the La Trucha and Papaya vein systems will follow. Following the completion of this work, targets will be defined and diamond drilling will commence on both the Papaya and La Trucha vein systems about mid-May.

The Fuego Prospect - Mexico

The Fuego Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2003, the Company's subsidiary, Compania Minera Zapata, S.A. de C.V., acquired 100% interest in the prospect by staking.  The project fell under the area of influence of the BHP Billiton joint venture discussed below, and under terms of this joint venture it was offered to BHP, who declined to participate.

Subsequent to December 31, 2003, the Company entered into an agreement with Horseshoe Gold Mining Inc. ("Horseshoe"). To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006.  This includes a firm commitment to spend US$200,000 by June 30, 2004 and issuing 200,000 shares to the Company upon regulatory approval. Horseshoe can increase its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by December 31, 2007. Horseshoe's right to increase its interest to 60% is subject to approval by its shareholders of the acquisition of Almaden's remaining 40% interest. Upon earning a 60% interest in the prospect , Horseshoe would have 120 days to acquire Almaden's remaining 40% interest in the prospect in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time.

Expenditures to Date

During Fiscal 2003, the Company incurred $13,665 in acquisition costs and $16,707 in exploration costs. As at December 31, 2003, the Company had deferred $30,372 in acquisition and exploration costs on the property.

Location and Access

The prospect is located in south central Oaxaca State, Mexico and is accessible from the city of Oaxaca by paved highway southeast for 114 kilometers to San Pedro Totolapan, then by unpaved road south for 24 kilometers to San Maria Zoquitlan and a further 32 kilometers of rough winding road extending in a southeasterly direction.

Infrastructure

There is no infrastructure within the immediate area of the prospect.

History and Recent Work

Limited historic mining was last carried out on the prospect in 1905 from open cuts and small scale, shallow underground openings on at lease 3 separate quartz veins.

A recent program of geological mapping and limited sampling has identified a NNE-trending quartz-adularia vein system at least 600 meters in length. The most significant gold-silver values from recent sampling occur along this structure.

Geology and Mineralization

The prospect is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with bonanza grade epithermal vein systems worldwide. Some limited historic workings exist on one of several banded veins identified within a more than 20 meter wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to 5 meters wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property of both banded quartz adularia vein material and silicified volcanic wall rock. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. The property has excellent infrastructure and represents an epithermal vein system that has had no modern exploration.

Exploration Results

The El Fuego vein system was first examined and sampled by Almaden during a helicopter-supported reconnaissance exploration project in March 2003.  There is no evidence of any recent work on the prospect. In December 2003, a reconnaissance style, field appraisal that included geological mapping and limited rock sampling was carried out by an independent geologist.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Horseshoe who are earning their interest in the prospect.

Geologic mapping, geochemical rock and soil sampling have been carried out by Horseshoe and geophysical surveys are to define the extent of the vein system and the distribution of gold and silver. Samples have been selected for fluid inclusion analysis which will be carried out to confirm the field observation that the veins appear to be shallowly eroded.

BHP Billiton Joint Venture - Mexico

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. ("BHP") to undertake exploration in eastern Mexico.  Under terms of the joint venture, each company is committed to fund U.S.$200,000 of exploration in the first year. To earn a 51% interest in any property which may be acquired, BHP must fund an initial US$1,000,000 of exploration, after which both companies are committed to fund a further US$750,000 of exploration.  If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty.  If both companies maintain their interest of funding, BHP can earn a further 19% interest in each project by completing a feasibility study. An additional 10% interest can be earned by BHP by funding the property into production.

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

The Cerro Colorado property represents a new discovery as the colourful hydrothermal alteration was recognised by the geologic crew passing by in a helicopter. The property covers an area of intense hydrothermal alteration developed in volcanic rocks intruded by quartz-feldspar porphyritic rocks. Highly weathered and oxidised silicified and acid leached porphyritic rocks occur over a more than 2 kilometer by 2 kilometer area. These rocks display classic "vuggy silica" textures. This texture is common in rocks that have been exposed to highly acidic hydrothermal fluids and is indicative of a high-sulphidation epithermal system. This style of mineralisation hosts major gold silver deposits worldwide, including the giant Peirina and Yanacocha gold deposits in Peru. The areas of vuggy silica are intimately associated with broad areas of intensely argillic altered host rocks. Initial samples from outcropping vuggy silica and argillic alteration have returned only anomalous values of gold, silver, arsenic and antimony, however this is not uncommon in surface exposures of weathered gold-rich vuggy silica bodies elsewhere. Geologic mapping, geochemical rock and soil sampling and geophysical surveys are planned to define the extent of the vuggy silica bodies and the distribution of gold and silver.  BHP Billiton determined that the Fuego and Cerro Colorado properties were not copper prospects, and quitclaimed the two properties to the Company.

In addition to the Fuego and Cerro Colorado properties, several areas of significant mineralisation and alteration for follow-up were noted in the initial program. Additional work programs are currently being planned for follow-up work on these areas.

The Ram Prospect - Canada

The Ram Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Ram claims were acquired from the Company's predecessor ("Fairfield") and are 100% owned by the Company.

In May 2000, Fairfield entered into an agreement with Ross River Gold Ltd. (now Ross River Minerals Inc.  ("Ross River")) whereby Ross River can earn a 70% interest in the prospect by incurring $500,000 in exploration expenditures by April 1, 2006 and issuing to the Company a total of 390,000 shares (amended).  Ross River has also paid the Company $21,000 in consideration for an extension to the agreement.

Expenditures to Date

As at December 31, 2003, the Company had expensed all acquisition and exploration costs and is carrying this property at $1.

Location and Access

The Ram prospect is in the Watson Lake Mining District, 260 kilometers northeast of Whitehorse, and 45 kilometers south of Ross River, Yukon Territory.  The claims are accessible by seasonal four-wheel drive road originating from the South Canol Road (Highway 8).

History and Recent Work

The current 69 Ram claims formed part of a much larger block of 758 claims staked in 1984 and 1985 by Regional Resources Ltd. (Fairfield's predecessor), to cover gold-silver and base metal geochemical anomalies and mineral occurrences.  Work completed by Regional in 1985 included line cutting, grid geochemical surveys, geological mapping, prospecting and minor hand trenching.

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

In May 2000 the Ram claims were optioned by Ross River which in turn optioned them, together with its larger adjoining Tay-LP land package, to Newmont Exploration of Canada Limited ("Newmont").  Fieldwork in the Ram area by Newmont during 2000 included airborne magnetic and electromagnetic (EM) geophysical surveys, geological mapping and prospecting, soil and rock geochemical sampling, and auger overburden drill sampling.  Newmont terminated its option on the entire Ram/Tay-LP project in December, 2001.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004. Ross River is maintaining its option on the property. The claims are in good standing to December 31, 2004, and may be extended beyond that date pending Ross River's filing of assessment credits for the 2002 work program.

The Rock River Coal Prospect - Canada

The Rock River Coal Prospect is without proven reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2002, the Company acquired a 50% interest in four coal exploration licenses covering 187,698 acres in the Yukon Territory through application to Indian and Northern Affairs Canada.  Santoy Resources Ltd. ("Santoy"), formerly Troymin Resources Ltd. ("Troymin"), holds the remaining 50% interest. The licenses were originally applied for by the Company's President during Fiscal 2001 and when granted, a 50% interest was for the benefit of the Company and a 50% interest was for the benefit of Troymin. The licenses are subject to a gross over riding royalty ('GORR") of 3% payable to H. Leo King upon the licenses being issued. The joint venture can also purchase up to 2% of the GORR for $1,000,000 for each per cent.

Expenditures to Date

During Fiscal 2003, the Company incurred expenditures of $18,770 for the third year lease deposit and exploration costs of $10,840 which will be used to apply for a refund of lease deposits. As at December 31, 2003, the Company had deferred costs of $43,707 on this prospect.

Location and Access

The licenses are located in the Watson Lake Mining District in the Yukon Territory, 100 kilometres north east of Watson Lake.  Access is by helicopter.  A winter road extends to 10 kilometres of the property.

History and Recent Work

Coal was discovered by Sulpetro Minerals Ltd. in the Rock River Basin in July 1980 and five holes were drilled in 1981 for a preliminary evaluation of the coal potential.  A gravity survey of the entire basin on widely spaced lines was carried out in 1982.  This survey identified nine responses possibly sourced by coal units.  These can be divided into six anomalous areas, one of which includes the known coal beds.  Near surface coal was intersected in drill holes one and two.  A Yukon Government publication, "Yukon Exploration and Geology 1983" reports that Sulpetro staff estimated 56,000,000 tonnes of lignite coal lies within 80 metres of the surface in the vicinity of holes 1 and 2.  Analyses indicated a thermal content of 6645 BTU at equilibrium moisture and a waste to coal ratio of 2:1.  The coal ranks from lignite A to subbituminous C.  The Almaden/Troymin joint venture conducted a review of government and Sulpetro data.  During the summer of 2003, a geological review and reconnaissance program was carried out on the prospect by Aurora Geosciences Ltd.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004. The Company is required to file a statement of work or remit fees based on $0.05 per acre in year one, $0.10 per acre in year two and $0.20 per acre in year three.  The licenses expire on July 30, 2004 but are renewable on the same terms.  It is the Company's intention to renew the licenses at that time.

The PV Prospect - Canada

The PV Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the PV prospect were acquired by staking by the Company's predecessor ("Fairfield") in October 2001 and are 100% owned by the Company.

Subsequent to December 31, 2003, the Company entered into an agreement with Consolidated Spire Ventures Ltd. ("Spire"). To earn a 60% interest, Spire must incur exploration expenditures totalling $1.3 million and issue 600,000 shares to the Company by January 10, 2007. This includes a firm commitment to spend $100,000 by December 31, 2004 and issuing 100,000 shares to the Company upon regulatory approval.

Expenditures to Date

During Fiscal 2003, the Company incurred $5,824 in additional staking costs and $29,635 in exploration costs including a geophysical IP survey.  As at December 31, 2003, the Company had incurred $124,421 in acquisition and exploration costs on the property.

Location and Access

The property is located approximately 50km west of Merritt, British Columbia and access to the claims is by road.

History and Recent Work

A preliminary program carried out in October 2001 consisted of prospecting and reconnaissance scale rock and soil geochemistry.  This work resulted in the discovery of widespread and locally abundant gold bearing quartz vein float

Initial soil sampling at 50-meter intervals was conducted along a network of old logging roads and trails throughout the claim block.  Analytical results from the 280 soil samples taken have outlined anomalous gold (0.01-0.16 g/t Au) and arsenic (8-20 s/t As), mainly within the one square kilometer area containing the most abundant quartz float.

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

A five kilometre IP geophysical survey was carried out over the Bonanza creek area in October 2003.

Geology and Mineralization

The prospect was staked to cover widespread occurrences of significant gold bearing quartz vein and quartz breccia float showing textures typical of low sulphidation epithermal systems.  Although the claim area is extensively covered by glacial till, most of the mineralized float is angular and local volcanic bedrock exposures exhibit strong alteration and oxidation.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned Fiscal 2004 exploration program with all work being conducted by Spire who are earning their interest in the property.

The MOR Prospect - Canada

The MOR Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the MOR Prospect were acquired by staking by the Company's predecessor ("Fairfield") during August 1997 (MOR 1-4), August 1998 (MOR 5-8) and September 1998 (MOR 9-12).  The MOR 13 to 52 claims were added in April 1999 when the prospect was optioned to Brett Resources Inc. ("Brett").  Brett carried out an exploration program and then returned the prospect to Fairfield in December 1999.  The claims were transferred to the Company upon amalgamation. The surface rights are held by the Teslin Tlingit Council/Yukon First Nations, from whom permission is required for entry to conduct work.

In August 2003, the Company entered into an agreement with Kobex Resources Ltd. ("Kobex") on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects. To earn an initial 50% interest Kobex must incur exploration expenditures of $50,000 by August 31, 2004 and issue 100,000 shares to the Company.  To maintain the option in good standing, Kobex must incur a further $450,000 in exploration expenditures by August 31, 2007 and issue an additional 300,000 shares to the Company in installments of 100,000 shares by August 31, 2005, 2006 and 2007 respectively. Kobex can increase its interest to 60% by incurring a further $500,000 of exploration expenditures by August 31, 2008 and issuing a further 100,000 shares to Almaden. Upon commencement of commercial production, Kobex would be required to issue an additional 500,000 shares to Almaden.

Expenditures to Date

During Fiscal 2003, the Company incurred $219 in costs on this prospect. As at December 31, 2003, the Company had deferred $62,024 of acquisition and exploration costs, net of write-downs and recoveries, on the prospect.

Location and Access

The MOR prospect is located 9km north of the Alaska Highway in the Morley River area of southern Yukon Territory and consists of 52 contiguous mineral claims in the Watson Lake Mining District.  Access is by helicopter from a staging area on the Alaska Highway.

History and Recent Work

The initial MOR claims (1-4) were staked in August of 1997 to cover a small zone of significant base and precious metal values in soil and in gossanous schist subcrop (Discovery Showing), located during follow-up of regional stream sediment anomalies identified by Fairfield's predecessor company in 1980.  Subsequent work in 1997 focussed on hand pitting and trenching in this area, but also included prospecting and reconnaissance (silt, soil, rock) sampling elsewhere on and around the four claims.

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

A two-week prospecting program was undertaken in July 2001.  A total of 197 portable power auger soil samples and 6 rock samples were collected.  All samples were shipped to Acme Analytical Labs for analysis.

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

The 2000/2001 auger sampling provided for better overall definition of the main mineralized trend, and revealed significant blind mineralization at two widely separated locations within this trend.  Weathered and decomposed bedrock samples from the new showings, which may represent different felsic horizons than any previously sampled, yielded highly anomalous base and precious metal values as shown in the following table:

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Kobex who are earning their interest in the prospect. Kobex is planning an IP geophysical survey for a total cost of $50,000. The claims are in good standing until April 29, 2008 through to April 29, 2011.

The Cabin Lake Prospect - Canada

The Cabin Lake prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The 122 claims comprising the Cabin Lake prospect were acquired by staking between March and September 1997 by the Company's predecessor ("Fairfield").  The claims were transferred to the Company upon amalgamation and are owned 100% by the Company.

In August 2003, the Company entered into an agreement with Kobex Resources Ltd. ("Kobex") on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects - refer to The MOR Prospect.

Expenditures to Date

During Fiscal 2003, the Company incurred $441 in exploration costs on this prospect. As at December 31, 2003, the Company had deferred $35,000 in acquisition and exploration costs, net of write-downs, on the property.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Kobex who are earning their interest in the prospect.

The Caribou Creek Prospect - Canada

The Caribou Creek prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The 48 claims comprising the Caribou Creek prospect were acquired by staking by the Company's predecessor ("Fairfield") during April, September 1997 and August 1998.  The claims were transferred to the Company upon amalgamation and are owned 100% by the Company.

In August 2003, the Company entered into an agreement with Kobex Resources Ltd. ("Kobex") on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects - refer to The MOR Prospect.

Expenditures to Date

During Fiscal 2003, the Company incurred no costs on this prospect. As at December 31, 2003, the Company had deferred $35,000 of acquisition and exploration costs, net of write-downs, on the property.

Location and Access

The Caribou Creek prospect is located in the Watson Lake Mining District of Yukon Territory 180 kilometres east of Whitehorse and 180 kilometres west of Watson Lake.  The prospect is accessed by helicopter from Morley River on the Alaska Highway, which is located about 30km south of the area.

History and Recent Work

Previous mineral exploration work in the area covered by the present claims is limited to reconnaissance programs carried out by Fairfield's predecessor company in 1980, and by Fairfield in 1996 and 1997.  Stream sediment sampling and follow-up work in 1980 identified a strong copper-lead-zinc silt and soil geochemical anomaly in the vicinity of gossanous schist outcrop.  The initial 30 claims were staked in April 1997 to cover the stream sediment and soil anomalies from the 1980 sampling program, and additional claims were added in September to extend the property over favourable lithologies.  Further claims were added in August 1998 to cover the projections of anomalous zinc soil geochemical trends.

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

The prospect was optioned to Brett Resources Inc. ("Brett") in 1999 which carried out limited geological mapping and rock sampling.   The prospect has since been returned to the Company.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Kobex who are earning their interest in the prospect. The claims are in good standing until September 4, 2004 through April 14, 2009.

The Meister River Prospect - Canada

The Meister River Prospect is without known reserves and all work by the Company's predecessor ("Fairfield") on the prospect has been exploratory in nature.  No work has been conducted on the prospect since 1986.

Option to Acquire Interest

The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date

During Fiscal 2003, the Company incurred $213 in exploration costs on this prospect.  As at December 31, 2003, the Company had expensed all acquisition and exploration costs and is carrying this prospect at $1.

Location and Access

The Meister River prospect is located 90 kilometres (56 miles) west of Watson Lake, Yukon Territory and 14 kilometres (9mi.) northwest of kilometre 1110 (Mile 690) on the Alaska Highway.  A seasonal four-wheel drive road from the Alaska Highway provided access to the claims during previous exploration programs.

History and Recent Work

All of the original 410 Meister River (MR) claims were staked by Regional Resources Ltd. (Fairfield's predecessor) in 1981 to 1984, to cover geochemical anomalies and mineral occurrences in a geological setting favourable for hosting replacement type massive lead-zinc sulphide deposits.

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

In May 1986 the property was transferred to Fairfield.  A diamond drilling program carried out later that season consisted of 2,413 metres in 22 NQ holes of which eight holes (687m) further tested the West Zone, and 14 holes (1,726m) which tested four separate areas of mineralization in the South Zone.

Following the 1986 program, additional diamond drilling was recommended for the West Zone to test for sulphide mineralization at depth but this work has not been carried out.  As at December 31, 2003, all except seven of the claims have been allowed to lapse.

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

Planned Work Program-Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004. The Company is seeking a joint venture partner to fund potential future work.

The Logan Property - Canada

The Logan Property contains an inferred mineral resource of 13.08 million tonnes (14.42 million tons) grading 5.10% zinc and 23.7 gm/tonne (0.69oz/ton) silver, as recently re-estimated by an independent party to comply with the Canadian Securities Administrators (CSA) National Instrument 43-101 standards (Form 43-101F1).

Interest

The Company owns a 40% carried interest in the property, acquired from its predecessor ("Fairfield") through amalgamation.  The owner of the 60% joint venture interest is required to fund 100% of exploration expenditures until a production decision is made, at which time the Company may elect to pay its proportionate share of future expenditures after the production decision or convert its property interest into a 15% Net Profits Interest.  In 2003, the 60% owner agreed to sell its joint venture interest to Expatriate Resources Ltd. ("Expatriate").  To simplify documentation, a new agreement was entered into at this time directly between the Company and Expatriate with all details of the previous agreement remaining the same.

Expenditures to Date

During Fiscal 2003, the Company incurred $3,871 in exploration costs on this prospect.  As at December 31, 2003, the Company had expensed all acquisition and exploration costs and is carrying this property at $1.

Location and Access

The Logan Property comprises 156 claims located 108 kilometres northwest of Watson Lake, Yukon at latitude 60 degrees 30 minutes North and longitude 130 degrees 27 minutes West.  The claims are situated 38 kilometres north of the Alaska Highway and 258 kilometres east of Whitehorse.  Principal access is by fixed-wing aircraft or helicopter.  A 52 kilometre trail originating from Milepost 687 (Km 1105) on the Alaska Highway provides minimum winter access to the property for track-equipped machinery.

History and Recent Work

The initial 36 Logan claims were staked in July and October 1979 to cover showings of zinc-silver-copper-tin mineralization discovered during a reconnaissance prospecting and stream sediment sampling program undertaken by Regional Resources Ltd.  (Fairfield's predecessor).  Additional claims (Logan 37-106) were staked at various dates in 1984 and 1986.  Property exploration programs including geological mapping, geochemical and geophysical surveys, detailed prospecting and hand trenching were carried out between 1979 and 1985.

In May 1986 the property was transferred to Fairfield and subsequent exploration programs during 1986 to 1988 included diamond drilling (103 holes totalling 16,439 metres of NQ core), excavator trenching (15 trenches totalling 2,412 linear metres), additional soil geochemistry, Induced Polarization geophysical surveys, as well as aerial photography, various ground control surveys, construction of a 700-metre long gravel airstrip, and reclamation work.  Most of the drilling was conducted at 100-metre by 50-metre grid spacing.

All of the above work programs were performed or supervised by Cordilleran Engineering Ltd. of Vancouver, Canada.  All project sample assays and analyses were performed by Bondar Clegg & Company Ltd. in North Vancouver. In late 1988 an initial mineral resource estimate for the Main Zone deposit was calculated by J.J. Hylands, P.Eng., and M.A. Stammers, FGAC, of Cordilleran Engineering Ltd.  These calculations, utilizing sectional and plan methods, resulted in a determination of 12.25 million tonnes (13.5 million tons) grading 6.17% zinc and 26.4 gm/tonne (0.77 oz/ton) silver.   However, this estimate was not strictly defined according to Canadian Institute of Mining (CIM) standard resource/reserve classifications.

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

The project was dormant from 1989 through 2002.

Expatriate purchased a 60% joint venture interest in the property from Energold Minerals Inc. (formerly Total Energold) and became the operator of the project.  A baseline environmental survey was conducted in and around the property in advance of further exploration and/or engineering studies.  Staking of the LOGAN 107 to 152 and STRIP 1 to 4 mineral claims was completed to cover areas of potential infrastructure.  Core storage facilities at the old exploration camp were refurbished and core inventoried for future examination.

In November 2003, Expatriate commissioned Hatch Associates Ltd. ("Hatch") to complete a resource estimate and data compilation as part of an Independent Technical Report to NI 43-101 standards.  Hatch completed this assignment with the assistance of Mr. Gary Giroux, P.Eng., while Hatch's Qualified Person for this assessment is Mr. Callum Grant, P.Eng. who visited and inspected the property in October 2003.  The resource estimation portion of the report was released on March 24, 2004.

The Hatch re-estimation of resources at Logan uses the block model method, with kriging applied to the assay data from 58 drill holes completed in the Main Zone during 1986-88.  The model relies wholly on this historical drill-hole information and does not include any new exploration data.  The model is contrained by geologic boundaries to mineralization as interpreted on 23 cross-sections of the Main Zone over a 1.53 km (0.95 mile) strike length.  No mineralized intercepts are included from the East or West Zones.  The published Inferred Resource of 13.08 MT grading 5.10% Zn and 23.7 g/t Ag uses a 3.5% zinc-equivalent cutoff that is based upon metal prices of US 43 cents per pound zinc and US$5.50 per ounce silver, with recoveries of 94% and 64% respectively.

Geology and Mineral Deposits

The property is dominantly underlain by granodiorite and pegmatites of the Cretaceous Marker Lake Batholith, which has intruded Lower Cambrian and possibly older metasedimentary rocks.  Tertiary andesite dykes, quartz-feldspar monzonite-latite porphyry dykes, quartz veins and breccia bodies are associated with an eight kilometre long northwest trending mineralized structure.  Within this structure, at least three mineral bodies have been identified and named as the Main, West and East Zones.

The Main Zone deposit has been defined by 58 drill intersections, to an average vertical depth of 185 metres (~600 feet).  It is contained within a steeply dipping fault bounded  tabular body 1100 metres long by 50 to 140 metres wide.  Sphalerite with lesser pyrite, arsenopyrite, chalcopyrite, pyrrhotite, silver-bearing lead sulphosalts and cassiterite occur as fracture fillings, disseminations and coarse masses in quartz veins or breccia and silicified hostrock.

Infrastructure

With the exception of the airstrip and connecting network of drillsite access trails, there is no infrastructure in place on the property.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004.  Expatriate has renewed the Yukon Government permits required for exploration land use and winter road access, but it has not to date advised the Company on any formal 2004 work plan.

The Tim Prospect - Yukon Territory

The Tim Prospect is without known reserves and all work done by the Company's predecessor ("Fairfield") on the prospect has been exploratory in nature.  No work has been conducted on the prospect since 1988.

Option to Acquire Interest

The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date

During Fiscal 2003, the Company incurred no costs on this prospect.  As at December 31, 2003, the Company had expensed all acquisition and exploration costs and is carrying this property at $1.

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

Drilling Results

No drilling has been conducted to date.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no work program is planned for Fiscal 2004.  Future work will be contingent upon improved silver and base metal prices.

The Santa Maria Prospect - Mexico

The Santa Maria Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect is owned through the Company's subsidiary, Compania Minera Zapata, S.A. de C.V.  The Cerro Grande claim was acquired directly by staking. This project falls under the area of influence of the BHP Billiton joint venture discussed above, and under terms of this joint venture it has been offered to BHP.

Expenditures to Date

During Fiscal 2003, the Company incurred $1,277 in acquisition costs and $56,477 in exploration costs, primarily on geology.  As at December 31, 2003, the Company had incurred $61,643 in deferred costs on the prospect.

Location and Access

The Santa Maria project is located twenty-one kilometres north of Puebla, Puebla State, Mexico and may be accessed by paved highway from Puebla.  Several other paved and unpaved roads provide access to various parts of the prospect from this highway. The centre of the prospect is approximately latitude 19 degrees 42 minutes North and longitude 97 degrees 52 minutes west.

Infrastructure

All major services are found in Puebla, a major city located roughly one hundred  kilometres to the south west of the prospect.  Labour is available in local towns and villages.  There is good road access throughout most of the area and major power lines also cross the prospect.  A local power line network supplies electricity to villages within the area.

History and Recent Work

Several limited, surficial historic workings exist on the prospect, however their age is unknown. To the Company's knowledge, no recent work has been carried out on the prospect other than that done by the Company.

Geology and Mineralization

The project covers an area of intensely altered rocks roughly 5 by 5 kilometres in size.  Within this area a field program carried out by the Company identified both a porphyry copper and en epithermal gold target.  The copper porphyry target occurs within K-silicate altered intrusive rocks that intrude deformed limestone which is overlain by intensely altered volcanic rocks. Calc-silicate altered limestone occurs in proximity to the intrusive contacts and is associated with skarn-type copper mineralization.  Multiple phases make up the intrusive body which has been altered and veined.  Stockwork quartz pyrite veining dominates the alteration and is associated with minor copper mineralization.  This alteration is observed to overprint earlier potassic alteration.  An induced polarisation geophysical survey was carried out on one line over the exposed stockwork veined intrusive. This survey indicated that the exposed mineralization  represents a portion of a larger intrusive hosted system.  The volcanic rocks, which are exposed roughly one kilometer to the south of the outcropping intrusive are also extensively altered.  The alteration is indicative of the upper parts of an epithermal system and includes replacement silicification and sinter, the precipitate or sediment that was deposited from a hot spring.  Quartz-calcite veins with textural evidence of boiling have been identified outcropping in limestone roughly 100 meters beneath the exposed sinter. Initial sampling of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver.  The sinter and overlying altered volcanic rocks are highly anomalous in Hg, As and Sb.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company and BHP are reviewing the prospect and at present have no planned Fiscal 2004 exploration program.

The Guadalupe Prospect - Mexico

The Guadalupe Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2003, the Company's subsidiary acquired 100% interest in the La Bufa claim by staking.

Subsequent to December 31, 2003, the Company entered into an agreement with Grid Capital Corporation ("Grid"). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid is committed to issue 100,000 shares to Almaden upon TSX Venture Exchange approval of the agreements and to complete US$50,000 in exploration expenditures by June 30, 2004. Grid can increase its interest to 60% by incurring an additional US$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.

Expenditures to Date

During Fiscal 2003, the Company incurred $10,841 in acquisition and exploration costs. As at December 31, 2003, the Company had deferred cost of $10,841 on this prospect.

Location and Access

The Guadalupe project surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico.

History and Recent Work

Gold was discovered at Guadalupe y Calvo on the ground surrounded by the La Bufa claim in October 1835.  Production was sufficiently large that the Mexican government built a mint at Guadalupe y Calvo in 1844.  L.J. Buchanan (1981) estimated historic production at 2,000,000 ounces gold and 28,000,000 ounces silver.  Estimated production grade was 37 g/t gold and 870 g/t silver. This ground is currently being explored by another company.

The La Bufa ground has some known vein outcrops with old historic workings.

In April 2004, Grid reported that an initial program of geological mapping and sampling traced a major vein structure, the La Bufa, over a 1.4 kilometre distance.  The La Bufa vein is hosted in a window of lower volcanic group andesitic rocks, the same rocks that host the past-producing mines at Guadalupe y Calvo located one kilometre to the northwest.

Sixty chip samples taken across the vein system returned elevated gold and silver values along its entire length.

Geology and Mineralization

The La Bufa vein is a banded, brecciated, low-sulphidation, epithermal quartz vein that is crosscut by a series of en echelon veins varying in length from 30 centimetres to 7.8 metres true thickness.  The veins are variably mineralized with pyrite, hematite and limonite.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004 with all work being conducted by Grid who are earning their interest in the prospect. Grid reported in late April 2004, that it intends to carry out a more detailed sampling program on the vein systems by mid May.

The San Carlos Prospect - Mexico

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest

The prospect is owned through the Company's subsidiary, Compania Minera Zapata, S.A. de C.V.  The San Carlos claim was acquired directly by staking.  The San Jose claim, initially held under option, was purchased outright in February 2001 for US$100,000 plus a 2% NSR.  These claims surround several small claims totaling 97 hectares which were optioned for a purchase price of US$1,000,000 over six years subject to a sliding scale royalty of from 2.5% to 1.5% depending on the rate of production.

During Fiscal 2001, Aurcana Corporation ("Aurcana") was granted the option to acquire up to a 60% interest in the project.  To earn an initial 50% interest, Aurcana had to maintain the property in good standing, incur exploration expenditures of US$2,000,000 by January 1, 2007 and issue a total of 300,000 common shares to the Company.  Aurcana could have increased its interest to 60% by incurring an additional US$2,000,000 of exploration expenditures by January 2, 2009.

Aurcana earned a 10% interest in the San Jose concession upon payment of the US$50,000 to the Company.  At the end of 2003, Aurcana relinquished their option on the property.  They also gave their 10% interest in the San Jose claim to Almaden in return for a release from further work commitments.

Subsequent to December 31, 2003, the Company entered into an agreement with Hawkeye Gold and Diamond Ltd. ("Hawkeye"). To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 500,000 shares to the Company within four years.

Expenditures to Date

During Fiscal 2003, the Company recovered costs of $31,961 on this prospect.  As at December 31, 2003, the Company had deferred acquisition and exploration costs of $244,590, net of write-downs, on the property.

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

The town of San Carlos is approximately a three and one half hour drive from Monterrey which is a major industrial city with a population of about three million people.  Ciudad Victoria and Linares are both about a one and one half hour drive from San Carlos and have populations of over 100,000 people.  All necessary supplies can be purchased at these towns and labour is abundant.

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

Property scale prospecting and stream sediment sampling were undertaken in May 1998 and February 1999 by Fairfield's personnel.  An airborne magnetometer-electro-magnetic survey was carried out over most of the claim block in April 1999 by Terraquest Ltd. of Mississauga, Ontario.  In June 2000 a baseline was cut for geochemical surveying.  Assaying and analysis was carried out by Acme Analytical Labs of Vancouver, Canada.

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

Exploration Results

Stream sediment sampling and prospecting along with examination of old workings in the Begonia and Santa Helena areas, when related to the known geology and airborne magnetic survey results, indicated several areas for follow-up with potential for porphyry and skarn related copper gold deposits. The San Jose and Begonia areas evolved into the main area of interest.

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

The third area of interest on the property, the El Jatero zone, where Fairfield's work identified an interesting gold stream sediment anomaly, is located roughly 15 km east of the Magnum zone.  The anomalous streams appear to drain an area of highly clay altered intrusive rocks, and follow-up mapping and prospecting failed to find significant mineralization.

Aurcana Work

A preliminary prospecting and mapping program confirmed the presence of widespread porphyry style alteration, and copper-gold mineralisation in the multi-phase intrusive complex. Aurcana's next program of work was carried out over the San Jose zone and consisted of 1,002 soil samples, ground magnetics and one line of induced polarisation (IP) geophysics, all carried out on a cut grid. The soil survey identified an approximately 1.5 km by 2.0 km area of coincident, elevated copper and molybdenum soil geochemistry, spatially associated with an area of altered and veined intrusive rocks. The copper and molybdenum anomaly remained open to the north and is flanked by elevated Zn, Pb and Mn in soil. This zonation is typical of that seen in many Cu-Au-Mo porphyry systems world wide. The copper-molybdenum in soil anomaly had a high magnetic response in the ground magnetic geophysical data. The one line of IP geophysics was carried out in the area of the copper-molydenum soil anomaly. This work returned a high chargeability response, believed to reflect high sulphide content, over the entire breadth of the copper-molybdenum soil anomaly.

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

During it's last phase of surface work, Aurcana further defined a gold in soils anomaly at the northeastern edge of the surveyed area. An area approximately 300 by 1000 metres averages 0.372 g/t gold in soils, with values ranging between 0.100 and 1.935 g/t. This anomalous area lies over the contact between intrusive rocks and limestone.

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned Fiscal 2004 exploration program with all work being done by Hawkeye who are earning their interest in the prospect.  Hawkeye is currently designing a work program.

The Tropico Prospect - Mexico

The Tropico Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company's predecessor ("Fairfield"), through its Mexican subsidiary, acquired the Tropico Prospect from Minera BHP, S.A de C.V. ("BHP"), a subsidiary of BHP Billiton, for a nominal consideration. The property is subject to a 2.25% net smelter return payable to BHP.

In Fiscal 1999, Fairfield optioned the property to Santoy Resources Ltd. ("Santoy") who could earn a 60% interest by incurring US$1,000,000 of exploration expenditures and issuing 200,000 shares to the Company. When Santoy's expenditures had reached US$950,000, the Company agreed to accept 110,000 shares of Santoy in lieu of the remaining US$50,000 needed to fulfil the work obligation to earn 60% of the project.

In Fiscal 2001, Fairfield and Santoy entered into an agreement with Sumitomo Metal Mining Company.  The agreement was terminated during Fiscal 2003.

Santoy and the Company acquired the San Pablo concession from the Mexican government in a public auction held in Mexico City on February 22, 2002 for US$150,000, payable in installments. Yearly installments are optional and the joint venture is not obligated to make these if the concession is relinquished. The San Pablo concession is encompassed by the existing land position of the project and is immediately adjacent to the Maricela area.   The Company and Santoy intend to drop the concession in Fiscal 2004.

Expenditures to Date

During Fiscal 2003, the Company incurred $13,284 in acquisition costs and $17,878 in exploration costs on the prospect.  As at December 31, 2003, the Company had deferred acquisition and exploration costs of $52,981, net of write-downs and recoveries, on the property.

Location and Access

The Tropico Prospect is located twenty one kilometres north of Mazatlan, Sinaloa, Mexico and may be accessed via Highway 15 from Mazatlan.  Several other paved and unpaved roads provide access to various parts of the prospect from Highway 15. The centre of the prospect is approximately latitude 23 degrees 27 minutes North and longitude 106 degrees 27 minutes west.

History and Recent Work

There has been limited historic exploration for copper and gold as evidenced by numerous pits and diggings in the area. Consejos Roussos Minerales ("CRM"), the Mexican government mining company, mapped the Marmol quadrangle and carried out soil geochemical and geophysical surveys in the San Pablo area located on the southern margin of the Tropico mining concession after claiming it in 1993

Since 1996, BHP carried out reconnaissance geological mapping at a scale of 1:250,000, photo interpretation and petrographic studies.  This work was followed by more detailed geological mapping at 1:25,000. Mapping revealed copper mineralization associated with a layered mafic plutonic sequence. Selected samples were analyzed for platinum group elements with significant anomalous results.  A stream sediment survey was carried out over the entire concession area resulting in the identification of additional areas of potential.

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

Planned Work Program - Fiscal 2004, Ending December 31, 2004

The Company has no planned exploration program for Fiscal 2004. A limited metallurgical test indicated low concentrate grades form the material tested. If any new exploration results on the property were encouraging, further testing would be indicated to determine how to achieve high concentrate grades. The Company and Santoy plan to seek new joint venture partners.

Item 5.     Operating and Financial Review and Prospects

Operating Results

The amalgamation of Almaden Resources Corporation and Fairfield Minerals Ltd. was completed effective December 31, 2001. The comparative figures on the Consolidated Balance Sheets as at December 31, 2001 include the assets of Almaden Resources Corporation at their carrying value and the assets of Fairfield Minerals Ltd. at fair value. The comparative figures on the Consolidated Statements of Loss and Deficit for the years ended December 31, 2001 report the results of activities of Almaden Resources Corporation.

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2003 appearing under Item 17 - Financial Statements and listed under Item 19 - Exhibits.

The Company's consolidated financial statement s are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as presented in Note 1 7 to the consolidated financial statements included herein.

The Company is in the business of acquiring and exploring mineral properties and prospects in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. At that stage, the Company's operations would, to some extent, be dependent on the world market prices of any minerals mined. The Company does not have producing properties and operations on its properties and prospects are exploratory searches for mineable deposits.

Fiscal 2003 compared to Fiscal 2002

The Company's operations during the year ended December 31, 2003 ("Fiscal 2003") produced a net loss of $1,326,305 or $0.06 per share compared to $3,198,025 or $0.16 per share for the fiscal year ended December 31, 2002 ("Fiscal 2002"). The significant fluctuation in net loss is primarily due to the expense for mineral properties interests write-downs of $105,666 during Fiscal 2003 compared to $2,180,738 during Fiscal 2002.

The Company has no revenue from mining operations. Revenue currently consists of recovery of costs in excess of costs incurred relating to mineral property agreements, interest income, the recovery of tax and mineral exploration tax credits.  Revenue in Fiscal 2003 remained consistent with revenue in Fiscal 2002.

General and administrative costs were $605,763 during Fiscal 2003 compared to $598,753 during Fiscal 2002. General exploration costs were $439,503 in Fiscal 2003 compared to $332,485 in Fiscal 2002. This increase was primarily due to the joint venture program in Eastern Mexico with BHP Billiton.  Non-cash stock option expense was $220,000 during Fiscal 2003 compared to $162,000 during Fiscal 2002.

Fiscal 2002 compared to Fiscal 2001

The Company's loss for the fiscal year ended December 31, 2002 ("Fiscal 2002") totalled $3,036,025 ($0.16 per share) as compared to $650,095 ($0.05 per share) for the fiscal year ended December 31, 2001 ("Fiscal 2001").  The larger loss in Fiscal 2002 includes the write-down of interests in mineral properties, mostly the Caballo Blanco property in Mexico.

During Fiscal 2002 revenue totalled $122,538 as compared to $30,538 in Fiscal 2001.  Revenue from the Ram property exceeded its carried value and $58,577 was recovered in mining tax credits which is included in other income.  An increase of cash available for investment increased interest income.

During Fiscal 2002 expenses totalled $3,111,976 as compared to $520,513 in Fiscal 2001, including the write-down of interests in mineral properties.  General and administrative expenses increased during Fiscal 2002 mainly due to the completion of the amalgamation and the cost of compliance in both Canada and Mexico including maintaining the Company's listing on the Toronto Stock Exchange.  During Fiscal 2002, the Company changed its lawyers and accountants in Mexico in an attempt to reduce the cost of operating there.  General exploration was more active and, as a result, increased during Fiscal 2002.

During Fiscal 2002 the Company incurred a loss on securities of $54,980 as compared to a loss of $164,055 in Fiscal 2001 due to the write-down of common shares held by the Company to the lower of cost or market.  The Company realized a gain of $15,144 during Fiscal 2002 on the sale of fixed assets and a loss on foreign exchange of $6,751 as compared to a gain of $3,935 during Fiscal 2001.

Liquidity and Capital Resources

Fiscal 2003 Ended 12/31/2003

At the end of Fiscal 2003, the Company had working capital of $5,100,785 compared to $1,521,627 at the end of Fiscal 2002 and cash and cash equivalents of $4,838,914 at the end of Fiscal 2003 compared to $ 964,967 at the end of Fiscal 2002.  The significant increase in cash is primarily due to the issuance of capital stock. In addition, the market value of the Company's inventory of gold bullion at the end of Fiscal 2003 was $859,681 - $584,913 above book value.  The market value of marketable securities at the end of Fiscal 2003 was $1,268,497 - $899,211 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. Also, included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next several years. The Company has no long-term debt.

Cash used for operating activities during Fiscal 2003 was $911,766 after adjusting for the non-cash activities compared to $855,487 during Fiscal 2002.

Cash flows from financing activities during Fiscal 2003 were $5,779,301 compared to $2,378,605 during Fiscal 2002. This significant increase in sources of cash reflects the success of the Company in raising a total of $4,087,341 through the issue of new shares and the exercise of options and warrants in 2003.

In March 2003, the Company completed a private placement of 80,000 units raising proceeds of $62,780 net of issue costs. In August 2003 the Company completed a private placement of 323,500 units raising proceeds of $247,671 net of issue costs. In September 2003 the Company completed a private placement of 1,700,000 units raising proceeds of $1,160,524 net of issue costs. In October 2003, the Company completed a private placement of 55,000 units and 70,000 common shares raising proceeds of $183,856. In December 2003, the Company completed a private placement of 280,000 units raising proceeds of $413,700 net of issue costs. In December, the Company completed a second private placement of 135,000 units and 5,000 common shares raising proceeds of $294,173 net of issue costs.  In January 2004, the Company completed a private placement of 1,300,000 common shares raising proceeds of $1,699,435 net of issue costs.  These funds were received prior to December 31, 2003 and were recorded as a subscription for shares.  Further details regarding the private placements are disclosed in note 9 to the consolidated financial statements.

During the year the Company received cash proceeds of $1,648,664 and $75,973 pursuant to the exercise of share purchase warrants and stock options, respectively.

Subsequent to December 31, 2003 and up to March 31, 2004, the Company received cash proceeds of $569,461 from the exercise of share purchase warrants and stock options.

During Fiscal 2003, Almaden had net proceeds from the sale of marketable securities in excess of purchases of $244,768 compared to the purchase of marketable securities in excess of sales during Fiscal 2002 of $164,366. $247,879 was invested in property, plant and equipment during Fiscal 2003 primarily the dismantling and moving of the mill, compared to $151,856 during Fiscal 2002, net of proceeds.  Investments of $990,477 were made in mineral properties interests primarily in Mexico an British Columbia during Fiscal 2003 compared to $873,935 during Fiscal 2002. There were no gold sales during Fiscal 2003 compared to $362,906 during Fiscal 2002.

Fiscal 2002 Ended 12/31/2002

The cash and cash equivalents of the Company at the end of Fiscal 2002 amounted to $964,967 compared to $274,100 at the end of Fiscal 2001.  The Company had working capital at the end of Fiscal 2002 of $1,521,627 compared to $860,192 in Fiscal 2001.  Included in working capital is the Company's inventory of gold, acquired on amalgamation with Fairfield, which is recorded at cost of production not market value.  Also included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.  The Company has no long-term debt.

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

Cash used in Fiscal 2002 for investing activities totalled $832,251 compared to cash provided of $283,262 in Fiscal 2001.  During Fiscal 2002, expenditures on mineral properties increased mostly due to exploration programs undertaken on the Elk, ATW, PV and El Pulpo properties. In March, ATW Resources Ltd., of which the Company has a net 40% interest, entered into a joint venture agreement with Aberex Minerals Ltd. and SouthernEra Resources Limited whereby each party agreed to pay all costs of exploration on the ATW property pro-rata to their interest.  In June, the Company entered into an agreement with Wheaton River Minerals Ltd. whereby Wheaton committed to spend $350,000 on the Elk property.  Several of the Company's properties in Mexico were optioned out to third parties who were incurring all costs to earn their interest in the properties.  In May, the Company entered into an agreement with Ascot Resources Ltd. whereby Ascot had the right to earn an initial 50% interest in the Yago/La Sarda property and in November, the Company entered into an agreement with Grid Capital Corporation whereby Grid has the right to earn an initial 50% interest in the Galeana project.   The Company also entered into an agreement in May with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico.  Cash was provided in 2002 on the sale of the Company's inventory of gold, net of cost and taxes payable.  Excess cash balances were used to purchase marketable securities during Fiscal 2002 compared to cash being provided by the sale of marketable securities during Fiscal 2001.  Fixed asset acquisitions increased in 2002, mostly in the acquisition of a mill.  This mill is suitable for the Siwash Gold Property and was available at below replacement cost.  Cash was also provided on the sale of fixed assets during Fiscal 2002.  During Fiscal 2001, cash was acquired on amalgamation.

As none of the Company's properties or prospects are currently in production and consequently, do not produce any revenue, there is little variation expected in operating results from year to year until such time, if any, as a production decision is made on one of its properties or prospects.  The Company is likely to continue incurring annual losses until/unless a significant discovery is made and there is no reassurance this will happen.

Trend information

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals.  Management believes that the lack of interest lead to low market capitalizations and large companies found it was easier to grow by purchasing companies or mines than to explore for them. This lead to downsizing of large company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a developing shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2009.  The Company intends to renew its Rock River coal licenses in July 2004 for a three-year term. All other property options payments on the Company's projects have been assumed by third parties who are earning their interests in the projects.  Table No. 4 lists these contractual obligations.

Table No. 4

Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Operating lease obligations	$189,581	$37,473	$111,753	$40,355	-
Mineral property acquisition payments	32,867	4,712	28,155	-	-

U.S. Generally Accepted Accounting Principles

See Note 17 to the Consolidated Financial Statements for the differences between Canadian and United States generally accepted accounting principles as applicable to the Company's operations.  Under U.S. GAAP, the Company is considered a exploration stage company.  Consequently, U.S. GAAP requires that mineral property costs that are deferred under Canadian GAAP be expensed until there is substantial evidence of the existence of a mineable ore deposit that can be commercially exploited by the Company.  U.S. GAAP requires either the use of a fair based method of accounting for stock options where compensation cost is measured at the date of grant based on the fair value of the options granted and is recognized over the exercise period or the intrinsic value method.  The Company uses the intrinsic value method and as it grants its stock options at market price, no compensation cost is recognized.  Under Canadian GAAP, recognition is at the time the option is exercised.  Under U.S. GAAP the Company classifies its equity securities and long-term investments as available-for-sale securities with any net realized holding gains to be included in other comprehensive income whereas under Canadian GAAP securities are carried at cost unless there is evidence of an impairment which is other than temporary.

Critical Accounting Policies

The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements. There are two policies that due to the nature of the mining business may not be readily understood.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

The Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. If commercial production commenced on any of the Company's properties, all costs would be charged to operations on a unit-of-production method. The Company's management periodically reviews the results of its exploration programs. Any decisions to abandon or reduce exploration efforts on any of its properties would result in a charge to operations when such decision is made. There is not a predetermined hold period for any property as geological or economic circumstances render each property unique.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in note 2 to the annual consolidated financial statements for the year ended December 31, 2003. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company early adopted the standard and the consolidated financial statements for the year ended December 31, 2003 reflect this. This change has been applied retroactively and the consolidated financial statements for 2002 have been restated. The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025. Please see note 2(j) and 3 to the consolidated financial statements for further details.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time. The Company is currently assessing these requirements to ensure it complies with the new standards starting in 2004.

Item 6.     Directors, Senior Management and Employees

Table No. 5 lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All directors are residents and citizens of Canada.

Table No. 5

-Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes(1) John D. McCleary(2) Joseph Montgomery Morgan Poliquin(2) Gerald G. Carlson(1) Donald Lorimer(1) (2)	63 66 63 76 32 58 70	February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) November 17, 2003

  (1)  Member of Audit Committee

  (2)  Member of Corporate Governance Committee

  (3)  Date of issue of the Certificate of Amalgamation

Duane Poliquin has been a director of Almaden Resources Corporation since September 1980, James E. McInnes since December 1985, Jack McCleary since June 1991 and Morgan Poliquin since June 1999

Duane Poliquin and James E. McInnes were directors of Fairfield Minerals Ltd., the Company's predecessor, since June 1996, Joseph Montgomery since July 2000 and Gerald G. Carlson since July 1998.

Table No. 6 lists the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents and citizens of Canada.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin Dione Bitzer	President and Chief Executive Chief Financial Officer	63 43	February 1, 2002(4) February 1, 2002(4)

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.   Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation. He gained international experience with major mining companies where he participated in several important mine discoveries. Mr. Poliquin has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. He has recently agreed to become a director or Motapa Diamonds Inc. ("Motapa"), a private company exploring for diamonds in Africa. Motapa plans to do a public financing during 2004. Mr. Poliquin spends all of his time of the affairs of the Company and is the father of Morgan Poliquin.

James E. McInnes is a retired lawyer and a geologist with over 40 years experience in mineral exploration and mining law. He has held executive positions with several junior resource companies over his career. He also serves as a director and President of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX Venture Exchange ("TSX-V) and Horseshoe Gold Mining Inc., a diamond exploration company listed on the TSX-V. Mr. McInnes spends about one-third of his time on the affairs of the Company.

Jack McCleary is a registered professional geologist with 40 years experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he serves as a director. Santoy Resources Ltd. is a precious and base metals, coal and coal bed methane and diamond exploration company listed on the TSX-V.

Joseph Montgomery, Ph.D., P.Eng. is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. Mr. Montgomery also serves as a director of the following junior resource companies:

a.

Abitibi Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.

b.

Sedex Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.

c.

Anglo Minerals Ltd., a company with coal and tar sands deposits listed on the TSX-V.

d.

Better Resources Ltd., a copper exploration company listed on the TSX-V.

e.

Comcorp Ventures Inc., a gold and base metals exploration company listed on the TSX-V.

Morgan Poliquin, M.Sc., is a registered professional geological engineer with 10 years experience in mineral exploration. He is the son of Duane Poliquin. He has a B.A.Sc. degree in geological engineering from the University of British Columbia and a M.Sc. in geology from the University of Auckland, 1996. He also serves as a director of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX-V.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College. He is past President of ConSil Corp. and past Vice President of Exploration for Dentonia Resources Ltd.  Mr. Carlson became President, Chief Executive Officer and a director of La Teko Resources Ltd. in December 1996, a position he held until the acquisition of La Teko by Kinross Gold Corporation in February 1999. Since 199, he has been President and CEO of Copper Ridge Explorations Inc. and he holds the position of Chairman of IMA Exploration Inc. He is a past President of the B.C. and Yukon Chamber of Mines, President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson also serves as a director or officer of the following junior resource companies:

a.

President of Copper Ridge Explorations Inc., a gold and copper exploration company listed on the TSX-V.

b.

Director of Nevada Star Resource Corp., a platinum, nickel and copper exploration company listed on the

               TSX-V and NASDAQ Bulletin Board.

c.

Chairman of IMA Exploration Inc., a silver, gold exploration company listed on the TSX-V.

d.

Director of Dentonia Resources Ltd., a diamond exploration company listed on the TSX-V.

e.

Director of Orphan Boy Resources Inc., a gold and base metals exploration company listed on the TSX-V.

         f.

      Director of Canden Capital Corp., a gold and base metals exploration company listed on the

      TSX-V.

Donald M. Lorimer is a portfolio manager with Odlum Brown Ltd.  Mr. Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd.  In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia.

Dione Bitzer is a Certified Management Accountant with over 20 years accounting experience with junior exploration companies. She has held executive positions with several junior resource companies. She also serves as Secretary of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX-V.  Miss Bitzer spends about three-quarters of her time on the affairs of the Company.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.  Seine River Resources Inc. (now Trinity Plumas Capital Corp.), of which James E. McInnes was a director was subject to a cease-trade order as of July 24, 1996, subject to the submission of overdue documentation, which was revoked on August 8, 1996.  Williams Creek Explorations Limited, of which James E. McInnes and Morgan Poliquin are directors and Dione Bitzer an officer, was subject to a cease-trade order as of July 22, 1999, subject to the submission of overdue documentation, which was revoked on August 5, 1999. Joseph Montgomery was subject to a cease trade order in the securities of Home Ventures Ltd. as of May 23, 1996 for failure to file insider reports, which was revoked on June 14, 1996.

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

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2003 ended December 31, 2003 was $243,539.

Table No. 7

Summary Compensation Table

Long-Term Compensation
	Annual Compensation				Awards
Name and Priciple Position	Fiscal Year	Salary	Bonus	Other Annual Compenation	Restricted Stock Awards	Options/ SARS Granted	LTIP Payouts	All other Compensation
Duane Poliquin President, Director & Chief Executive Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 375,000 91,092	Nil Nil Nil	$110,400 102,000 13,0001)
James E. McInnes Secretary & Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Joseph Montgomery Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil
Morgan Poliquin Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000 375,000 Nil	Nil Nil Nil	$80,064 68,300 43,550(2)
Gerald G. Carlson Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil
Donald M. Lorimer Director	2003 2002 2001	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	50,000 N/A N/A	Nil N/A N/A	Nil N/A N/A
Dione Bitzer Chief Financial Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	112.000 40,000 Nil	Nil Nil Nil	$53,075 48,400 Nil(3)

 (1) For geological services provided to the Company by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his  wife.  Hawk Mountain Resources Ltd. was also paid $96,000 during 2001 for management and geological technical services provided to Fairfield Minerals Ltd. (the Company's predecessor).

 (2) For geological services provided by Kohima Pacific Gold Corp., a company owned by Morgan Poliquin.

 Kohima Pacific Gold Corp. was also paid $22,750 during 2001 for geological services provided to Fairfield

Minerals Ltd. (the Company's predecessor) and its subsidiary.

 (3)  Miss Bitzer was appointed an officer of the Company's predecessor (Fairfield) in March 2001.  Miss

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

Incentive stock options previously granted by the Company and its predecessor, which, by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company's formal stock option plan.

Under the Company's formal written stock option plan, incentive stock options for up to 2,000,000 shares of common stock are reserved for issuance and may be granted from time to time provided that incentive stock options in favour of any one individual not exceed 5% of the issued and outstanding shares of common stock.  No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

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

The names and titles of the directors and executive officers of the Company or the Company's predecessor to whom outstanding stock options have been granted and the number of common shares subject to such options as of April 30, 2004 are set forth in Table No. 8 , as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

President, Director &

Chief Executive Officer

James E. McInnes,

Director

Jack McCleary

Director

Morgan Poliquin

Director

Gerald G. Carlson

Director

Donald Lorimer

Director

Dione Bitzer

Chief Financial Officer

Total Directors/Officers (7 persons)

Total Employees/Consultants (6 persons)

Total Directors/Officers/Employees/Consultants

	310,000 91,092 375,000 324,371 160,000 25,000 135,520 50,000 53,900 77,000 60,000 375,000 250,000 130,900 154,000 50,000 25,000 40,000 37,000 75,000 2,798,783 242,000 3,040,785	$0.30 0.27 0.55 0.45 0.30 0.55 0.45 0.55 0.45 0.49 0.30 0.55 0.80 0.45 0.388 0.30 0.55 1.37 0.80 0.74

03/01/2006

08/23/2006

02/28/2007

10/07/2008

03/01/2006

02/28/2007

10/07/2008

02/28/2007

10/07/2008

05/04/2005

03/01/2006

02/28/2007

02/26/2008

10/07/2008

12/01/2009

03/01/2006

02/28/2007

09/26/2008

02/26/2008

04/07/2008

No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for directors or executive officers

Board Committees

The directors of the Company are elected annually `and hold office until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All officers serve at the pleasure of the Board.

The Board of Directors currently has two committees: the Audit Committee and the Corporate Governance Committee. The members of both committees do not have any fixed terms for holding their positions, are appointed by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

As Noted in the Company's proxy solicitation material for the Annual General Meeting scheduled for June 4, 2004:

"All of the members of the committees have been determined by the Board to be unrelated directors, such determination being made in accordance with the TSX Guidelines, taking into consideration any relationship an individual director may have with the Company and if such relationship could be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company.  Mandates of each of the committees will undergo review to bring them into line with any new Canadian and U.S. governance requirements as these requirements are finalized and determined by the Board to be applicable and appropriate to the Company and its operations.  Any revisions to the mandates will be available on the Company's website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, James E. McInnes and Gerald Carlson. The committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board and is available for consultation by management or the Auditors of the Company. The Audit Committee has met once this year.

Corporate Governance Committee

Members of the Corporate Governance Committee are Messrs. Donald Lorimer, Jack McCleary and Morgan Poliquin. That committee was responsible for making recommendations to the Board with respect to developments in the area of corporate governance, the practices of the Board, and appropriate candidates for nomination to the Board, and for evaluating the performance of the Board."

The Company currently operates with six persons in Canada, of which two are administrative personnel and four are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the United States or Mexico. None of the Company's employees are covered by a collective bargaining agreement.  There are no plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company's mineral properties.

Table No. 9 lists, as of April 30, 2004, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Joseph Montgomery Morgan Poliquin Gerald G. Carlson Donald Lorimer Dione Bitzer Total Directors/Officers	2,736,637(1) 724,197(2) 292,550(3) - 1,424,579(4) 76,000(5) 50,000(6) 127,855(7) 5,431,818	8.8% 2.4% 1.0% - 4.5% 0.3% 0.2% 0.4% 17.6%

(1)

Of these shares 1,100,463 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

Of these shares 320,520 represent currently exercisable stock options and 77,000 represent currently exercisable warrants. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.

(3)

Of these shares 103,900 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.

(4)

Of these shares 1,046,900 represent currently exercisable stock options.

(5)           Of these shares 75,000 represent currently exercisable stock options.

(6)          Of these shares 40,000 represent currently exercisable stock options.(7)

Of these shares 112,000 represent currently exercisable stock option.

*Based on 30,137,517 shares outstanding as of April 30, 2004 and stock options and warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation and other than described above in Table 9 , there are no other persons or companies beneficially owning more than 5% of the common shares of the Company.

Certain geological and technical services were provided to the Company and its subsidiary by two directors and/or companies controlled by directors. These directors and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Morgan Poliquin operates through the private company Kohima Pacific Gold Corp.

The costs of such services for Fiscal 2003 ended December 31, 2003 were $190,464, $170,300 in Fiscal 2002 and $56,660 in Fiscal 2001 (refer to footnotes following Table 6).

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements. However, any agreement or any to be negotiated between the Company and such other companies has been or will be approved by independent directors of the Company, in accordance with the common law and the provisions of the B.C. Company Act and Business Corporations Act ..

The Company, Williams Creek Explorations Limited and Troymin Resources Ltd. (now Santoy Resources Ltd.) are all shareholders in ATW Resources Ltd. and all hold an interest in the ATW property. As confirmed by a declaration of trust dated January 1, 2001, ATW Resources Ltd. acts as trustee holding the Company's beneficial 30% interest in the project. The Company and Santoy each hold a 50% interest in the Rock River Coal leases. The Company holds a 75% interest and Santoy holds a 25% interest in the Prospector Mountain prospect.  The Company has 100% interest in the Fuego prospect to which Horseshoe Gold Mining Inc. has an option to earn an interest.

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

The Company's predecessor ("Fairfield") was involved in legal proceedings resulting from a charge by a shareholder that Fairfield made false statements with regard to the estimated contained gold in the Siwash gold deposit. The plaintiff also charged that Fairfield did not reveal details of the underground development and test mining operations that he felt should have been made public. The plaintiff was claiming $100,000 in damages. This action was commenced on October 20, 1997 in British Columbia in the Supreme Court, Action No. C975641. The matter went to trial in November 1999. On July 4, 2000 the plaintiff's claims were dismissed with costs.

The original owner of the El Encuentro, Mexico prospect has sued the Company's wholly owned subsidiary, Almaden de Mexico, S.A. de C.V., to have the property returned on grounds that he is not receiving a royalty. He was paid US$100,000 by Eldorado Gold Corporation which was payment in full for the property and retains a net smelter return royalty. The agreement with the original owner does not provide for a royalty if there is no mine in operation. The Company considers the lawsuit trivial and is defending this action.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM" and CUSIP #020283107.  The Company's common shares commenced trading on February 11, 2002.  On February 8, 2002, the common shares of the Company's predecessor, Fairfield Minerals Ltd., were delisted from both the TSX and the Canadian Venture Exchange and the common shares of Almaden Resources Corporation were delisted from the Canadian Venture Exchange.

Table No. 10 lists the high and low prices for shares of Almaden Minerals Ltd. common stock for the two years since amalgamation. Table No. 11 lists the high and low prices for shares of Almaden Resources Corporation common stock for the three years prior to amalgamation. Table No. 12 lists the high and low prices for the shares of Fairfield Minerals Ltd. common stock for the three years prior to amalgamation.

Table No. 10

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Year Ended	High	Low
12/31/2003 12/31/2002	$2.42 $0.87	$0.61 $0.32

Table No. 11

Almaden Resources Corporation

Stock Trading Activity

The Canadian Venture Exchange

Year Ended	High	Low
12/31/2001 12/31/2000 12/31/1999	$0.30 0.50 0.45	$0.12 0.15 0.20

Table No. 12

Fairfield Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Year Ended	High	Low
12/31/2001 12/31/2000 12/31/1999	$0.30 0.55 0.77	$0.17 0.20 0.25

Table No. 1 3 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock for the two most recent full financial years and subsequent quarter.

Table No. 1 3

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Quarter Ended	High	Low
03/31/2004	$2.75	$1.95

12/31/2003	2.42	1.27
09/30/2003	1.49	0.66
06/30/2003	0.90	0.61
03/31/2003	0.92	0.63

12/31/2002	0.75	0.46
09/30/2002	0.80	0.50
06/30/2002	0.87	0.61
03/31/2002	0.78	0.25

Table No. 1 4 lists the high and low prices for shares of Almaden Minerals Ltd. common stock for the most recent six months.

Table No. 1 4

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

Month Ended	High	Low
04/30/2004 03/31/2004 02/29/2004 01/31/2004 12/31/2003 11/30/2003	$2.63 2.60 2.62 2.75 2.42 1.90	$1.70 2.15 1.95 2.05 1.65 1.52

The closing price of the Company's common stock was $2.00 on April 30, 2004.

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Exploration for gold and other minerals is considered high risk and highly speculative in the resource industry and the trading market for precious and base metal exploration companies is characteristically volatile, with wide fluctuations of price and volume only in part related to progress of exploration.  There can be no assurance that continual fluctuations in the Company's share price and volume will not occur.

The Company's common stock is issued in registered form and the following information is from the Company's registrar and transfer agent, Pacific Corporate Trust Company located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On April 30, 2004, the shareholders' list for the Company's common shares showed 222 registered shareholders and 30,137,517 shares outstanding. 174 of these registered shareholders are U.S. residents, owning 7,799,041shares representing 25.9% of the issued and outstanding shares of common stock.

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

Item 10.      Additional Information

Share purchase warrants

At April 30, 2004 there were non-transferable share purchase warrants outstanding to acquire a total of 2,184,105 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 1 5 lists, as of April 30, 2004, share purchase warrants outstanding, the issuance date, the exercise price, and the expiration date f the warrants.

Table No. 1 5

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
CDN$
115,500 103,750 27,500 140,000 68,355 1,729,000	$0.469 $0.80 $1.60 $1.85 $2.25 $1.25/$1.50/$1.75/$2.00/$2.25(1)	10/01/2004 08/07/2005 10/28/2004 12/30/2005 12/30/2005 09/18/2008

(1)In the event that anytime after September 18, 2004, the weighted average trading price of the Company's common shares for any 20 consecutive trading days is $0.50 or more above the then current exercise price (the twentieth such trading day being the "Determination"), the Company agrees to immediately notify the Holder (the "Notice of Expiry") of the accelerate expiry date, which is a date not less than the thirtieth calendar day following the date of the Notice of Expiry (the "Accelerated Expiry Date"). All warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice of the Holders.

Flow-Through Shares

The Company's common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company's common shares.  Flow-through shares differ from other common shares in one aspect only, all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on natural resources/exploration development in Canada. The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

On March 13, 2003, the Company closed a private placement of 80,000 Units at a price of $0.80 per Unit. Each Unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the purchaser to purchase one additional common share of the Company at a price of $0.95 per share for one year. All purchasers are Canadian residents.

On August 7, 2003, the Company closed a private placement of 323,500 Units at a price of $0.80 per Unit. Each

Unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the purchaser to purchase one additional common share of the Company at a price of $0.80 per share for two years. All purchasers are Canadian residents.

On October 28, 2003, the Company closed a private placement of 55,000 Units and 70,000 flow-through common shares at a price of $1.50 per Unit/share. Each Unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the purchaser to purchase one additional common share of the Company at a price of $1.60 per share for one year. All purchasers are Canadian residents.

On December 30, 2003, the Company closed a private placement of 135,000 Units and 5,000 flow-through common shares at a price of $2.15 per Unit/share. Each Unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the purchaser to purchase one additional common share of the Company at a price of $2.25 per share for two years. All purchasers are Canadian residents.

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

1.   Option agreement dated April 10, 2003 between the Company and Ross River Minerals Inc. ("Ross River") whereby Ross River has the right to earn a 60% interest in the El Pulpo property (based on the Company's own option on the property) by spending US$3,000,000, issuing 425,000 shares of Ross River to the Company by April 30, 2010 and making all payments to the property vendor that come due during the earn-in period.

2.

Option agreement dated May 28, 2003 between Minera Gavilan, S.A. de C.V. (the Company's subsidiary) and Eduberto Garcia Ramirez whereby the Company has the option to acquire a 100% interest in the Los Frailes and Polo properties for payments totalling US$150,000 and a 1% net smelter royalty.

3.   Joint Venture agreement dated June 20, 2003 between the Company and Expatriate Resources Ltd. ("Expatriate") replacing previous agreement between the Company and other various joint venture partners. All matters within the previous agreement remain unchanged.

4.      Letter agreement dated August 21, 2003 between the Company and Kobex Resources Ltd. ("Kobex")

whereby Kobex has the right to earn a 60% interest in the MOR, Caribou Creek and Cabin Lake prospects by spending $1,000,000 and issuing 500,000 shares of Kobex to the Company by August 31, 2008.

5.

         Option agreement dated February 11, 2004 between the Company and Grid Capital Corporation ("Grid) whereby Grid has the right to earn a 60% interest in the Guadalupe prospect by spending US$2,000,000, issuing 500,000 shares of Grid to the Company by December 31, 2008.

6.

         Option agreement dated February 11, 2004 between the Company and Horseshoe Gold Mining Inc. ("Horseshoe") whereby Horseshoe has the right to earn a 60% interest in the Fuego prospect by spending US$3,000,000 and issuing 1,000,00 0 shares of Horseshoe to the Company by December 31, 2007.

7.

          Joint venture agreement dated February 11, 2004 between the Company and Horseshoe Gold Mining Inc. ("Horseshoe") detailing the operations of the joint venture if and when Horsehoe earns its 60% interest in the Fuego prospect.

8.

         Option agreement dated March 1, 2004 between the Company and Consolidated Spire Ventures Ltd. ("Spire") whereby Spire has the right to earn a 60% interest in the PV and Nic prospects by spending $1,300,000 and issuing 600,000 shares of Spire to the Company by December 31, 2007.

9.

         Option agreement dated March 4, 2004 between the Company and Hawkeye Gold & Diamond Inc. ("Hawkeye") whereby Hawkeye has the right to earn a 60% interest in the San Carlos prospect by spending

10.

    US$4,000,000 and issuing 800,000 shares of Hawkeye to the Company within seven years.

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

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company's opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Corporation for a shareholder of the Corporation who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Corporation as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Corporation is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Corporation had increased by reason of the payment of such dividend.  The Corporation will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Corporation's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Corporation is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%.  For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of common stock of the Corporation will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)  the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)  the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

Certain United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation (or an entity which has elected to be treated as a corporation under Treasury Regulation Sections 301.7701-3) created or organized in or under the laws of the United States or of any political subdivision thereof, any estate other than a foreign estate (as defined in Section 7701(a)(31)(A) of the Code or, a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30)(E) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder of the Company or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares of the Company.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.  The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources, the Company would be treated as a "foreign personal holding company."  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a "foreign personal holding company". However, there can be no assurance that the Company will not be considered a foreign personal holding company for any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are held for the purpose of producing passive income.

Certain United States Income Tax Legislation

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  U.S. shareholders should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States partnerships, corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company ("United States Shareholders") requires the Company would be a "controlled foreign corporation" (CFC).  This classification would effect many complex results, one of which certain income of a CFC to be subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the United States Shareholder and while the Company was a CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

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

This Annual Report and the Company's recent 6-K filings can be viewed on the U.S. Securities and Exchange EDGAR web-site at www.sec.gov.  All regulatory filings in Canada can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) web-site at www.sedar.com.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Not Applicable

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

The Company's chief executive officer, Duane Poliquin, and chief executive officer, Dione Bitzer, have evaluated and reviewed our disclosure controls and procedures within 90 days of the filing date of this Annual Report on Form 20-F. Based upon this evaluation and review, the officers have concluded that the Company's disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There have been no significant changes in the Company's internal controls that could significantly affect these controls subsequent to the date of the Company's most recent evaluation.

Item 16A.     Audit Committee Financial E xpert

The Company's Board of Directors has determined that the Company has one audit committee financial expert serving on its audit committee who is independent. Mr. Donald Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd. In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia, Canada. Mr. Lorimer is currently a portfolio manager with Odlum Brown Ltd.

Item 16B.     Code of Ethics

The Company has adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter. All of these codes have been filed as Exhibits to this Annual Report.

Item 16C.     Principal Accountant Fees and Services

Table No. 1 6 lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 1 6

Principal Accountant Fees

	Years ended December 31
	2003	2002

Audit fees	$3 6,000	$ 30,000
Audit related fees	-	-
Tax fees	6,500	6,500
Other fees	-	-

Fiscal 2003 and Fiscal 2002 audit fees relate to the annual audit of the Company's financial statements , tax fees relate to the completion of income and mineral tax filings and review of the Form 20-F ..

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.     Financial Statements

The Company's consolidated financials statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 17 to the financial statements.

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

Audited Financial Statements

Auditors' Report, dated April 6, 2004.

Comments by Independent Auditors on Canada - United States of America Reporting Differences, dated

     April 6, 2004

Consolidated Balance Sheets at December 31, 2003 and 2002

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001 and cumulative amounts since incorporation

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001 and cumulative amounts since incorporation

Notes to Consolidated Financial Statements

B.  Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
Memorandum
Articles
--Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002--

2.	Instruments defining the rights of holders of equity of debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements - N/A

4.1	- Option Agreement dated April 10, 2003 with Ross River Minerals Inc.
4.2	- English Summary of Option Agreement dated May 28, 2003 with Eduberto Garcia Ramirez
4.3	- Joint Venture Agreement dated June 20, 2003 with Expatriate Resources Ltd.
4.4	- Letter Agreement dated August 21, 2003 with Kobex Resources Ltd.
4.5	- Option Agreement dated February 11, 2004 with Grid Capital Corporation
4.6	- Option Agreement dated February 11, 2004 with Horseshoe Gold Mining Inc.
4.7	- Joint Venture Agreement dated February 11, 2004 with Horseshoe Gold Mining Inc.
4.8	- Option Agreement dated March 1, 2004 with Consolidated Spire Ventures Ltd.

4.9	- Option Agreement dated March 4, 2004 with Hawkeye Gold & Diamond Inc.

5.	List of foreign patents - N/A

6.	Calculation of earnings per share - N/A

7.	Explanation of calculation of ratios - N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities - N/A

10.	Any notice required by Rule 104 of Regulation BTR - N/A

11.1	Code of Business Ethics
11.2	Code of Business Conduct Ethics for Directors
11.3	Communications Policy
11.4	Audit Committee Charter
11.5	Corporate Governance Charter

31.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Auditors' Report and Consolidated Financial Statements

ALMADEN MINERALS LTD.

(An exploration stage company)

December 31, 2003 and 2002

Auditors' Report

To the Shareholders of

Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

April 6, 2004

Comments by Independent Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 3 to the consolidated financial statements.  Our report to the shareholders dated April 6, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

April 6, 2004

ALMADEN MINERALS LTD.

(An exploration stage company)

Consolidated Balance Sheets

December 31,

(Expressed in Canadian dollars)

		2003	2002
ASSETS			(Note 3)

CURRENT
Cash and cash equivalents		$ 4,838,914	$ 964,967
Accounts receivable and prepaid expenses		105,106	136,085
Marketable securities (Note 4)		369,286	600,074
Inventory (Note 5)		274,768	274,768
TOTAL CURRENT ASSETS		5,588,074	1,975,894
PROPERTY, PLANT AND EQUIPMENT (Note 6)		474,521	240,494
RECLAMATION DEPOSIT		81,500	81,500
MINERAL PROPERTIES (Note 7)		4,197,675	3,337,864
TOTAL ASSETS		$ 10,341,770	$ 5,635,752

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$ 49,625	$ 61,814
Deferred exploration advances (Note 8)		58,011	-
Mineral taxes payable (Note 16)		379,653	392,453
TOTAL CURRENT LIABILITIES		487,289	454,267

CONTINGENCY (Note 16)

SHAREHOLDERS' EQUITY

Share capital
Authorized
100,000,000	common shares without par value
Issued (Note 9)
27,627,079	shares - December 31, 2003
21,918,722	shares - December 31, 2002	21,476,722	17,389,381
Subscription for shares (Note 9)		1,699,435	-
Contributed surplus (Notes 2 (j) and 3)		374,525	162,000
Deficit accumulated during the exploration stage		(13,696,201)	(12,369,896)
TOTAL SHAREHOLDERS' EQUITY		9,854,481	5,181,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 10,341,770	$ 5,635,752

ON BEHALF OF THE BOARD:

(Signed) Duane Poliquin		(Signed) James E. McInnes
Duane Poliquin, Director		James E. McInnes, Director

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.

(An exploration stage company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31, 2003

		Years ended December 31,
		2003	2002	2001
			(Note 3)

REVENUE
Mineral properties	$ 710,353	$ 26,335	$ 20,815	$ -
Interest income	790,932	34,267	40,251	30,538
Other income	130,191	49,628	61,472	-
	1,631,476	110,230	122,538	30,538

EXPENSES
General and administrative
expenses (Schedule 1)	4,444,606	605,763	598,753	327,082
General exploration expenses	2,289,463	439,503	332,485	110,136
Write-down of interests in
mineral properties	6,514,542	105,666	2,180,738	83,295
Stock option compensation (Note 3)	382,000	220,000	162,000	-
	13,630,611	1,370,932	3,273,976	520,513
	(11,999,135)	(1,260,702)	(3,151,438)	(489,975)
GAIN (LOSS) ON SECURITIES	(1,693,003)	13,980	(54,980)	(164,055)
GAIN ON SALE OF PROPERTY, PLANT
AND EQUIPMENT	14,210	-	15,144	-
FOREIGN EXCHANGE GAIN (LOSS)	(18,273)	(79,583)	(6,751)	3,935
NET LOSS	(13,696,201)	(1,326,305)	(3,198,025)	(650,095)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, BEGINNING OF PERIOD	-	(12,369,896)	(9,171,871)	(8,521,776)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, END OF PERIOD	$(13,696,201)	$(13,696,201)	$(12,369,896)	$ (9,171,871)

NET LOSS PER SHARE
Basic and diluted		$ (0.06)	$ (0.16)	$ (0.05)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING		23,378,693	19,524,034	13,411,621

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31, 2003

		Years ended December 31,
		2003	2002	2001
			(Note 3)

OPERATING ACTIVITIES
Net loss	$(13,696,201)	$(1,326,305)	$ (3,198,025)	$ (650,095)
Items not affecting cash
Depreciation	348,269	38,852	43,166	26,882
Loss (gain) on marketable securities	1,693,003	(13,980)	54,980	164,055
Write-down of interests in mineral properties	6,514,542	105,666	2,180,738	83,295
Stock-based compensation	382,000	220,000	162,000	-
Gain on sale of property, plant and equipment	(14,210)	-	(15,144)	-
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(110,582)	30,979	(29,281)	61,393
Accounts payable and accrued liabilities	14,523	(12,189)	(66,052)	17,709
Mineral taxes payable	(669)	(12,800)	12,131	-
Deferred exploration advances	58,011	58,011	-	-
	(4,808,016)	(911,766)	(855,487)	(296,761)

FINANCING ACTIVITY
Issuance of shares - net of expenses	20,623,870	5,779,301	2,378,605	-

INVESTING ACTIVITIES
Cash acquired upon business combination	198,131	-	-	198,131
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	(5,000)	-
Marketable securities
Purchases	(4,275,187)	(352,526)	(575,226)	-
Net proceeds	3,950,415	597,294	410,860	319,719
Property, plant and equipment
Purchases	(823,367)	(247,879)	(200,443)	(44,309)
Proceeds	62,287	-	48,587	-
Mineral properties
Costs	(9,561,511)	(990,477)	(873,935)	(190,279)
Gold sales	362,906	-	362,906	-
Net proceeds	1,008,999	-	-	-
Incorporation costs	(3,298)	-	-	-
	(10,976,940)	(993,588)	(832,251)	283,262
NET CASH INFLOW (OUTFLOW)	4,838,914	3,873,947	690,867	(13,499)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	964,967	274,100	287,599
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 4,838,914	$ 4,838,914	$ 964,967	$ 274,100

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Almaden Minerals Ltd. (the "Company") is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economic recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 17 and include the following policies:

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Almaden America Inc.

Nevada

Republic Resources Ltd.

British Columbia

Almaden de Mexico, S.A. de C.V.

            Mexico

Minera Gavilan, S.A. de C.V.

            Mexico

Compania Minera Zapata, S.A. de C.V.

                        Mexico

(b)

Foreign exchange

The functional currency of the Company's subsidiaries has been determined to be the Canadian dollar.  U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

(i)

Monetary assets and liabilities - at the rate of exchange prevailing at the year-end.

(ii)

Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

(iii)

Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

(iv)

Gains and losses on translation are credited or charged to operations.

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

(f)

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment

            30%

Computer hardware and software

            30%

Field equipment

            20%

Furniture and fixtures

            20%

Geological data library

            20%

Mill equipment

10%

On a quarterly basis the Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. An impairment in value would be indicated if the assets' carrying value exceeds the estimated recoverable amount.  During the periods covered by these financial statements there was no indication of impairment.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(h)

Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis.  The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized.  These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(i)

Revenue recognition

Recovery of costs incurred and determined in accordance with agreements related to a mineral property acquisition, exploration and development in excess of costs incurred are reflected as revenue when receivable and collection is probable.

(j)

Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Notes 3 and 9) using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.

(l)

Use of estimates

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

3.

ACCOUNTING CHANGES

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for stock-based compensation and other stock-based payments.  These recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services.  In 2001 and prior years, no stock-based compensation expense was recognized when share options were granted to employees and directors.  In 2002, the Company elected not to account for stock-based compensation, however, it disclosed the pro forma effect of the stock-based compensation on its financial results.  Further to changes in the CICA section for stock-based compensation in 2003, the Company has adopted the fair value based method of accounting for stock-based compensation, as described in Note 2 (j).  This change has been applied retroactively and the financial statements for 2002 have been restated.  The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025 (no change to loss per share).  The contributed surplus balance at December 31, 2002 increased to $162,000 and the deficit at January 1, 2003 increased to $12,369,896.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

4.

MARKETABLE SECURITIES

	2003	2002

Money market investments	$ 163,049	$ 568,339
Equity securities	206,237	31,735
	$ 369,286	$ 600,074

The market value of the investments as at December 31, 2003 was $1,268,497 (2002 - $780,834).

5.

INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2003 is $859,681.

6.

PROPERTY, PLANT AND EQUIPMENT

	2003			2002
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Automotive equipment	$ 135,247	$ 91,026	$ 44,221	$ 32,816
Furniture and fixtures	105,276	86,083	19,193	19,436
Computer hardware	136,677	107,990	28,687	13,877
Computer software	15,491	9,394	6,097	2,707
Geological data library	15,106	10,967	4,139	3,303
Field equipment	128,903	79,983	48,920	49,855
Mill equipment	323,264	-	323,264	118,500
	$ 859,964	$ 385,443	$ 474,521	$ 240,494

At December 31, 2003 the mill equipment was not available for use.  Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES

	2003	2002
Canada

Elk
100% interest in mineral claims in British Columbia
which includes the Siwash gold deposit	$ 1,644,696	$ 1,089,462
ATW
Net 30% interest in mineral claims near Lac De Gras,
Northwest Territories	171,461	117,803
PV
100% interest in mineral claims in British Columbia	124,421	88,962
MOR
100% interest in minerals claims in the Yukon Territory	62,024	62,024
Rock River Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory	43,707	14,097
Cabin Lake
100% interest in minerals claims in the Yukon Territory	35,000	35,000
Caribou Creek
100% interest in minerals claims in the Yukon Territory	35,000	35,000

Mexico

Caballo Blanco (Note 7 (a))
Option to purchase 100% interest in mineral claims in
Veracruz	522,756	519,161
El Pulpo (Note 7 (b))
100% interest in mineral claims in Sinaloa State	95,203	68,188
San Carlos / San Jose (Note 7 (c))
100% interest in the San Carlos and San Jose mineral claims
in Tamaulipas State	244,590	276,551
Galeana (Note 7 (d))
Option to purchase 100% interest in mineral claims in
Chihuahua State	118,272	81,944
Yago / La Sarda (Note 7 (e))
100% interest in mineral claim in Nayarit State	799,505	777,180
Fuego
100% interest in mineral claims in Oaxaca State	30,372	-

Interests in various other mineral claims (Note 7 (g))	270,668	172,492
	$ 4,197,675	$ 3,337,864

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

The following is a description of the Company's most significant property interests and related spending commitments.

(a)

Caballo Blanco

In terms of the original agreement, to earn a 60% interest in the property, the Company had to issue a total of 200,000 shares and pay U.S.$500,000 plus value added tax over four and a half years.  To earn the remaining 40% interest, the Company had to pay an additional U.S.$500,000 plus value added tax within a year of earning its 60% interest, plus a 2.5% net smelter return ("NSR").  The Company could have reduced this NSR to 1.5% for a fixed payment of U.S.$2,000,000 plus value added tax payable equally over 10 years.

The agreement was amended in January 2003.  To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay U.S.$668,500 plus value added tax by February 26, 2007.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax.  As at December 31, 2003, the Company had issued the required 200,000 common shares and paid U.S.$301,000 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. ("Comaplex").  To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.

(b)

El Pulpo

The Company acquired a 100% interest in the Gavilan claims by staking.  Two additional claims, which are surrounded by the Gavilan claims, are held under option.  To earn a 100% interest, the Company must pay U.S.$162,000 plus value added tax by February 2005.  The claims are subject to a 1% NSR which can be purchased for a fixed payment of U.S.$500,000 plus value added tax.  As at December 31, 2003, U.S.$21,000 of the obligation had been satisfied.

During 2003, the Company entered into an agreement with Ross River Minerals Ltd. ("Ross River").  To earn an initial 50.1% interest, Ross River must maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 425,000 common shares to the Company by April 30, 2008.  Ross River can increase its interest to 60% by incurring a further U.S.$1,000,000 of exploration expenditures by April 30, 2010.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(c)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim, subject to a 2% NSR.  The Begonia claims, which are surrounded by the San Carlos claims, are held under option.  To earn its interest, the Company must pay U.S.$1,000,000 plus value added tax by 2007.  The claims are subject to a sliding scale NSR from 2.5% to 1.0% based on the rate of production.  At December 31, 2003, U.S.$90,000 of this obligation had been paid.

During 2001, the Company entered into an agreement with Aurcana Corporation ("Aurcana") which was terminated during 2003.

(d)

Galeana

The Galeana claims are held under option.  To earn a 100% interest, the Company must pay U.S.$100,000 plus value added tax over seven years.  The Company must also pay U.S.$400,000 plus value added tax should the property go into production.  The claims are subject to a NSR of 3% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of U.S.$500,000 plus value added tax at any time.  As at December 31, 2003, U.S.$10,000 of this obligation had been satisfied.

During 2002, the Company entered into an agreement with Grid Capital Corporation ("Grid").  To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by July 31, 2006.  Grid can increase its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by July 31, 2007.

(e)

Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda claims.  The adjoining Guadalupe and Sagitario claims are held under option.  To earn a 100% interest in the Guadalupe claim, the Company must pay U.S.$30,000 plus value added tax over six years.  To earn a 100% interest in the Sagitario claim the Company must pay U.S.$250,000 plus value added tax by January 1, 2005.  As at December 31, 2003, U.S.$120,000 of this obligation had been satisfied.

During 2002 the Company entered into an agreement with Ascot Resources Ltd. which was terminated during 2003.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(f)

BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. ("BHP") to undertake exploration in eastern Mexico.  Each company committed to fund U.S.$200,000 of exploration in the first year.  To earn a 51% interest in any property which may be acquired, BHP must fund an initial U.S.$1,000,000 of exploration, after which both companies are committed to fund a further U.S.$750,000 of exploration.  If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty.  If both companies maintain their interest of funding, BHP can earn a further 19% interest in each project by completing a feasibility study.  A final 10% interest can be earned by BHP by funding the property into production.  At December 31, 2003, each company had incurred U.S.$154,555 of exploration expenditures.

(g)

Other

(i)

Tropico

The Company acquired a 100% interest in the property.  During 2001, Santoy Resources Ltd. ("Santoy") completed its obligations and earned a 60% interest in the property.  The property is subject to a 2.25% NSR.

During 2001, the Company and Santoy entered into an agreement with Sumitomo Metal Mining Ltd. which was terminated during 2003.

(ii)

Goz Creek

The Company has a 100% interest in the Goz Creek property, Yukon Territory, which is subject to a 5% net profits interest.

8.

DEFERRED EXPLORATION ADVANCES

At December 31, 2003, the Company has deferred $58,011 received from BHP Billiton World Exploration Inc. in advance of exploration.  These funds will be used for further exploration in eastern Mexico.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL

The changes in issued shares for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Number	Price	Amount

Balance, December 31, 2000	13,280,617	$ -	$ 13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		$ 21,476,722

(i)

The Company issued 80,000 units on March 13, 2003 on a private placement basis at a price of $0.80 per share, after incurring issue costs of $1,220.  Each unit consists of one flow-through common share and one-half common share purchase warrant.  Each whole warrant is exercisable into one non-flow-through common share at $0.95 per share until March 13, 2004.

(ii)

The Company issued 323,500 units on August 7, 2003 on a private placement basis at a price of $0.80 per unit, after incurring issue costs of $14,141.  Each unit consists of one flow-through common share and one-half common share purchase warrant.  Each whole warrant is exercisable into one non-flow-through common share at $0.80 per share until July 7, 2005.  Also, 3,765 units were issued to an agent in consideration of its services.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

(iii)

The Company issued 1,700,000 units on September 18, 2003 on a private placement basis at a price of $0.70 per unit, after incurring issue costs of $112,776.  Each unit consists of one common share and one common share purchase warrant.  Each warrant is exercisable into one common share at $1.25 per share until September 18, 2004, at $1.50 per share until September 18, 2005, at $1.75 per share until September 18, 2006, at $2.00 per share until September 18, 2007 and at $2.25 per share until September 18, 2008.  In the event that, at any time after September 18, 2004, the weighted average trading price of the Company's common shares for any 20 consecutive trading days is $0.50 or more above the then current exercise price (the twentieth such trading day being the "Determination"), the Company agrees to immediately notify the Holder (the "Notice of Expiry") of the accelerated expiry date, which is a date not less than the thirtieth calendar day following the date of the Notice of Expiry (the "Accelerated Expiry Date"). All warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holders.  Also, 119,000 units were issued to an agent in consideration of its services.

(iv)

The Company issued 55,000 units and 70,000 flow-through common shares on October 28, 2003 on a private placement basis at a price of $1.50 per unit and per share, after incurring issue costs of $4,881.  Each unit consists of one flow-through common share and one-half common share purchase warrant.  Each whole warrant is exercisable into one non-flow through common share at $1.60 per share until October 28, 2004.  Also, 825 units were issued to an agent in consideration of its services.

(v)

The Company issued 280,000 units on December 30, 2003 on a private placement basis at a price of $1.50 per share, after incurring issue costs of $6,300.  Each unit consists of one common share and one-half common share purchase warrant.  Each whole warrant is exercisable into one common share at $1.85 per share until December 30, 2005.

(vi)

The Company issued 5,000 flow-through common shares and 135,000 units on December 30, 2003 on a private placement basis at a price of $2.15 per share and per unit, after incurring issue costs of $10,504.  Each unit consists of one flow-through common share and one-half common share purchase warrants.  Each whole warrant is exercisable into one non-flow-through common share at $2.25 until December 30, 2005.  Also, 1,710 units were issued to an agent in consideration of its services.

On January 12, 2004, the Company completed a private placement of 1,300,000 common shares at a price of $1.32 per share, after incurring share issue costs of $16,565.  These funds were received by the Company prior to December 31, 2003 and have been recorded as a subscription for shares.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

Warrants

	Number of		Exercise
	Warrants	Expiry Date	Price Range

Outstanding, January 1, 2001	2,353,000	January 9, 2001 to October 1, 2004	$0.26 to $5.02
Adjustment on amalgamation	(405,490)	-	3.95 - 6.52
Expired	(590,000)	-	0.55-3.20
Outstanding,		January 9, 2002 to
December 31, 2001	1,357,510	October 1, 2004	0.38 to 6.52
Granted	2,925,000	-	0.51 to 0.70
Exercised	(134,750)	-	0.38
Expired	(310,310)	-	3.95 to 6.52
Outstanding,		April 2, 2003 to
December 31, 2002	3,837,450	October 15, 2004	0.42 to 0.70
Granted	2,258,901	-	0.95 to 2.25
Exercised	(2,771,807)	-	0.42 to 0.95
Outstanding,		March 13, 2004 to
December 31, 2003	3,324,544	September 18, 2008	$0.47 to $2.25

At December 31, 2003, the following share purchase warrants were outstanding:

Number of		Exercise
Warrants	Expiry Date	Price Range

20,000	March 13, 2004	$ 0.95
622,500	April 2, 2004	0.60
1,819,000	September 18, 2004/2005/	1.25/1.50/
	2006/2007/2008	1.75/2.00/2.25
450,450	October 1, 2004	0.47
50,000	October 15, 2004	0.70
27,914	October 28, 2004	1.60
126,325	August 7, 2005	0.80
140,000	December 30, 2005	1.85
68,355	December 30, 2005	2.25
3,324,544

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

At December 31, 2003, 77,000 of the warrants outstanding are held by directors (2002 - 959,700).

Options

The Company has a fixed stock option plan which permits the issuance of options up to 10% of the Company's issued share capital.  During 2002, the maximum number of shares reserved for issuance under this plan was increased from 1,000,000 to 2,000,000.  At December 31, 2003, the Company has reserved 1,955,000 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is ten years.  The Company also has stock options outstanding relating to the period before the introduction of the fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  All options granted during 2003 vested on the date granted.

The following table presents the outstanding options as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates:

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price	Shares	Price

Outstanding at
beginning of
year	2,734,533	$ 0.44	1,759,533	$ 0.38	1,212,261	$ 0.34
Granted	504,000	0.85	975,000	0.55	118,301	0.21
Reduction due to
amalgamation	-	-	-	-	(306,029)	-
Exercised	162,750	0.42	-	-	-	-
Issued in exchange
for Fairfield
options	-	-	-	-	735,000	0.30
Outstanding at
end of year	3,075,783	$ 0.53	2,734,533	$ 0.44	1,759,533	$ 0.38
Options exercisable
at year-end	3,075,783		2,734,533		1,759,533

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding and Exercisable
Number	Expiry	Exercise
of Shares	Date	Price

77,000	May 4, 2005	$ 0.49
675,000	March 1, 2006	0.30
91,092	August 23, 2006	0.27
930,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
75,000	April 7, 2008	0.74
50,000	September 26, 2008	1.37
644,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
3,075,783

The weighted-average grant date fair value of stock options granted in the year ended December 31, 2003 was $0.43 (2002 - $0.17).  The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002

Risk free interest rate	3.3%	4.2%
Expected life	4.5 years	5 years
Expected volatility	62%	60%
Expected dividends	$Nil	$Nil

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS

A company controlled by the founding shareholder of the Company was paid $110,400 for technical services and website management services during 2003 (2002 - $102,000;  2001 - $13,000).

A company controlled by a relative of the founding shareholder of the Company was paid $80,064 for geological services during 2003 (2002 - $68,300;  2001 - $43,550).

An officer of the Company was paid $53,075 for professional services rendered during 2003 (2002 - $48,800;  2001 - $20,800).

The above transactions were recorded at the amounts agreed to between the parties.

11.

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding non-cash transactions is as follows:

	Years ended December 31,
	2003	2002	2001
Investing activities
Acquisition of subsidiary	$ -	$ -	$ 1,711,312
Acquisition of fixed assets
in exchange for mineral
properties recoveries	25,000	-	-
Financing activities
Issuance of common shares
for mineral properties	-	350,000	72,500
Issuance of common shares
for purchase of mill	-	79,350	-

Other supplementary information:

	Years ended December 31,
	2003	2002	2001

Interest paid	$ 2,436	$ -	$ -
Income and mining taxes paid	34,461	110,154	-

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

12.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company's revenues arose primarily from gold sales, interest income on corporate cash reserves and revenue from mineral properties.  The Company has non-current assets in the following geographic locations:

	2003	2002

Canada	$ 2,687,615	$ 1,761,048
Mexico	2,066,081	1,898,810
	$ 4,753,696	$ 3,659,858

The Company earns revenue in the following geographic locations:

	2003	2002	2001

Canada	$ 110,230	$ 122,538	$ 30,260
Mexico	-	-	278
	$ 110,230	$ 122,538	$ 30,538

13.

FINANCIAL RISK

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

14.

FAIR VALUE

The Company's financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

15.

INCOME TAXES

The Company's Canadian income tax rate is approximately 37.6% (2002 - 39.6%;  2001 - 45%) while the Mexico income tax rate is approximately 35%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2003	2002	2001

Statutory rate	37.6%	39.6%	45.0%

Income taxes recovered at the
Canadian statutory rate	$ 425,000	$ 1,207,300	$ 292,540
Effect of lower tax rates in foreign jurisdiction	(1,200)	(3,900)	(6,863)
Non-deductible expenses	(83,000)	(61,000)	-
	340,800	1,142,400	285,677
Tax losses not recognized in
period benefit arose	(340,800)	(1,142,400)	(285,677)
	$ -	$ -	$ -

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2003	2002

Operating loss carryforwards	$ 2,241,000	$ 1,799,000
Canadian exploration expenditures and foreign
exploration and development costs in
excess of book value of resource properties	3,616,000	3,153,000
Impairment of long-term investment	21,800	21,800
Undeducted capital cost allowance on fixed assets	71,000	93,600
	5,949,800	5,067,400
Valuation loss provision	(5,949,800)	(5,067,400)
	$ -	$ -

At December 31, 2003, the Company had operating loss carryforwards available for tax purposes in Canada and Mexico of $6,305,000 which expire between 2005 and 2013.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

16.

CONTINGENCY

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the "Ministry"). The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  In order to reduce the exposure to interest charges, the Company paid $281,871.  This amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, approximately $353,000 will be payable in respect of gold sales in fiscal 2000 to 2002.  The Company has provided for the liability arising from the assessment.  Any recovery will be credited to operations when received.

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in these financial statements are different in some respects from those in the United States ("U.S. GAAP").  The following is a reconciliation:

	2003	2002
Consolidated Balance Sheets
Total assets under Canadian GAAP	$ 10,341,770	$ 5,635,752
Write-off of deferred exploration costs (a)	(1,358,352)	(683,936)
Adjustment to marketable securities (c)	899,211	180,760
Total assets under U.S. GAAP	$ 9,882,629	$ 5,132,576

Shareholders' equity under Canadian GAAP	$ 9,854,481	$ 5,181,485
Write-off of deferred exploration costs (a)	(1,358,352)	(633,936)
Adjustment to marketable securities (c)	899,211	180,760
Shareholders' equity under U.S. GAAP	$ 9,395,340	$ 4,728,309

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2003	2002	2001
Consolidated Statements of
Loss and Deficit
Net loss under Canadian GAAP	$ (1,326,305)	$ (3,198,025)	$ (650,095)
Write-off of current period
deferred exploration costs (a)	(742,857)	(780,647)	(135,376)
Add back of deferred exploration
costs written off in the current
year (a)	68,441	1,265,869	47,595
Gold recoveries in the current
year applied to reduce deferred
exploration costs (a)	-	140,886	-
Reversal of retroactive application
of accounting change (b)	-	162,000	-
Net loss under U.S. GAAP	$ (2,000,721)	$ (2,409,917)	$ (737,876)

Net loss per share under
U.S. GAAP	$ (0.09)	$ (0.13)	$ (0.05)

	2003	2002	2001
Consolidated Statements of
Cash Flows

Operating activities
Operating activities under
Canadian GAAP	$ (911,766)	$ (855,487)	$ (296,761)
Exploration (a)	(742,857)	(780,647)	(135,376)
Operating activities under
U.S. GAAP	(1,654,623)	(1,636,134)	(432,137)

Investing activities
Investing activities under
Canadian GAAP	(993,588)	(832,251)	283,262
Deferred exploration (a)	742,857	780,647	135,376
Investing activities under
U.S. GAAP	(250,731)	(51,604)	418,638

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes, the Company therefore expensed its exploration expenditures.

(b)

During 2003, the Company adopted the fair value based method of accounting under Canadian GAAP for stock-based compensation, as described in Notes 2 (j) and 3, with retroactive application with restatement of the prior year's income statement.  Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board ("FASB") provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.  For US GAAP purposes, the Company has adopted SFAS No. 123 prospectively as of January 1, 2003.  As a result, the stock option compensation expense recognized in 2002 under Canadian GAAP has been reversed for US GAAP purposes.

Prior to 2002, in accordance with SFAS No. 123 and Accounting Principles Board Opinion No. 25, which specifies use of the intrinsic value method, since stock options were granted at the quoted market value of the Company's common shares at the date of grant, no compensation cost was recognized by the Company under US GAAP.

Had the fair value assigned to the stock options granted during the year ended December 31, 2002 been charged to net earnings, the net loss for US GAAP purposes for the year ended December 31, 2002 would have been $2,571,917 while the basic and diluted loss per share would remain unchanged.  The weighted average assumptions used for this calculation are consistent with those disclosed in Note 9.

Under Canadian GAAP, the measurement of the recorded stock-based compensation, as well as the assumptions and methodology, are consistent with those prescribed by SFAS No. 123.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115").  Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date.  Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, is required to include the net unrealized holding gain on these securities in other comprehensive income.  SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.  Details would be disclosed as follows:

	2003	2002	2001

Net loss under U.S. GAAP	$ (2,000,721)	$ (2,409,917)	$ (737,876)
Other comprehensive income
Adjustment to unrealized
gains on available-for-sale
securities	718,451	119,530	(770)
Comprehensive loss under
U.S. GAAP	$ (1,282,270)	$ (2,290,387)	$ (738,646)

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  SFAS No. 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract.  On June 15, 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The Company's adoption of this statement on January 1, 2001 did not have an effect on the Company's financial position or results of operations.

(e)

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003, 2002 and 2001.

(f)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP.  At the time of issue, the funds received are recorded as share capital.  For U.S. GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.  As at December 31, 2003, unexpended flow-through funds were $393,481 (2002 - $127,305).

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.  The Company has determined that the adoption of the Statement on its financial statements is not material.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statements supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g)

Recent accounting pronouncements (continued)

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of  Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The adoption of SFAS No. 145 does not have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had occurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this statement does not have a material impact on the Company's financial statements for the year ended December 31, 2003.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and  Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45").  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company has determined that the impact of the Statement on the Company's results of operations or financial position is not material.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g)

Recent accounting pronouncements (continued)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, ("FIN 46") that addresses the consolidation of variable interest entities.  In December 2003, the FASB issued a revised Interpretation "FIN 46R".  Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity.  The Company must apply the provisions to variable interests in entities created before February 1, 2003 during the quarter ended December 31, 2003.  Adoption of FIN 46 and FIN 46R did not have an impact on the Company's financial condition or results of operations.

In April 2003, the FASB issued Statement No. 149 ("SFAS No. 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial positions, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities an equity.  SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives.  SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its results of operations or financial position.

18.

SUBSEQUENT EVENT

Subsequent to year end, 615,075 share purchase warrants were exercised at an average price of $0.69 per common share and 60,000 stock options were exercised at an average price of $0.40 per share.

ALMADEN MINERALS LTD.

Schedule 1

(An exploration stage company)

Consolidated Schedules of General and Administrative Expenses

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2003	2003	2002	2001

Bad debts	$ 130,551	$ -	$ -	$ -
Bank charges and interest	38,476	5,823	4,732	3,524
B.C. mineral taxes	36,897	36,897	-	-
Depreciation	348,269	38,852	43,166	26,882
Employee benefits	10,512	-	-	-
Insurance	25,426	6,035	5,826	2,910
Management services	16,775	-	-	-
Office and licenses	883,790	112,087	97,255	40,407
Professional fees	1,726,397	201,356	222,950	200,855
Rent	404,823	89,168	87,208	18,229
Stock exchange fees	174,084	21,930	55,196	5,945
Telephone	131,475	14,212	12,686	5,562
Transfer agent fees	142,631	11,674	12,437	10,809
Travel and promotion	371,202	67,729	57,297	11,959
Write-off of incorporation costs	3,298	-	-	-
	$ 4,444,606	$ 605,763	$ 598,753	$ 327,082

ALMADEN MINERALS LTD.

Schedule 2

(An exploration stage company)

Consolidated Schedule of Share Capital Since Inception

(Expressed in Canadian dollars)

	Number	Price	Amount

For cash upon incorporation	1	$ 1.00	$ 1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992 (carried forward)	5,122,165		2,639,459

ALMADEN MINERALS LTD.

Schedule 2

(An exploration stage company)

Consolidated Schedule of Share Capital Since Inception

(Expressed in Canadian dollars)

	Number	Price	Amount

Balance December 31, 1992 (brought forward)	5,122,165		$ 2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08 - 1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40 - 1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43 - 1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66 - 2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14 - 3.53	1,013,371
Balance December 31, 1997 (carried forward)	10,316,617		11,797,014

ALMADEN MINERALS LTD.

Schedule 2

(An exploration stage company)

Consolidated Schedule of Share Capital Since Inception

(Expressed in Canadian dollars)

	Number	Price	Amount

Balance December 31, 1997 (brought forward)	10,316,617		$ 11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	68,498
Balance, December 31, 2003	27,627,079		$ 21,469,247

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  May 11, 2004

By     /s/Duane Poliquin

Duane Poliquin, President