Form 20-F/A
ALMADEN MINERALS LTD
filed 2004-07-08
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT No.1

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

( X )   Item 17   (    )   Item 18

INTRODUCTION

The Company is filing an Amendment to its 20-F Annual Report for the fiscal year ended December 31, 2003 filed on May 13, 2004 for the purpose of correcting a typographical error in its Section 302 Certification filed by its Chief Financial Officer. The corrected Certification is filed as an Exhibit to this Amendment.  There are no other changes to the original 20-F Annual Report, and the reader is advised to consult the original filing.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  July 5, 2004

By     /s/Duane Poliquin

                                         Duane Poliquin, President

Certification of CFO Pursuant to Securities Exchange Act
Rules 13a-14 and 15d-14 as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Dione Bitzer, certify that:

1.

I have reviewed this annual report on Form 20-F of Almaden Minerals Ltd.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.             The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)           Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.             The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: May 11, 2004	Signed: /s/Dione Bitzer
Dione Bitzer
Chief Financial Officer