Form 20-F
period 2004-12-31
ALMADEN MINERALS LTD
filed 2005-03-31
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
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
31,142,767

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

Earn in: The right to acquire an interest in a property pursuant to an Option Agreement.

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

Joint venture agreement: An agreement where the parties agree to the terms on which a property will be jointly explored, developed, and mined. (See also “Option agreement” and “Earn in”).

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

Net smelter returns: Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. A royalty based on net smelter returns usually provides cash flow that is free of any operating or capital costs and environmental liabilities.

Option agreement: An agreement where the optionee can exercise certain options to acquire or increase an interest in a property by making periodic payments or share issuances or both to the optionor or by exploring, developing or producing from the optionor’s property or both. Upon the acquisition of such interest all operations thereafter are on a joint venture basis..

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

Panel Sample: A large volume/weight continuous rock chip sample collected over a definite area (e.g. 0.25m X 0.50m), and to a uniform depth (e.g. 2.5cm or 1 inch), on a mineral zone. Panel sampling is generally employed in a trenching program to obtain more representative grades particularly of a narrow mineralized structure such as a vein.

Peridotite: A coarse grained ultramafic rock commonly consisting of olivine and pyroxenes.

Phenocrysts: An unusually large crystal in a relatively finer grained matrix.

Phonolite: Any extrusive rock composed of alkali feldspar, mafic minerals and any feldspathoid, such as nepheline, leucite, or sodalite.

Pluton: Term for an igneous intrusion, usually formed from magma.

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

Proven Mineral Reserve: A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Reclamation bond: A bond usually required by governmental mining regulations when mechanized work on a property is contemplated. Proceeds of the bond are used to reclaim any workings or put right any damage if reclamation undertaken does not satisfy the requirements of the regulations.

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

Royalty interest: A royalty, the calculation and payment of which is tied to some production unit such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

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

Sonic drill: A drill used to penetrate soft sediments where the drill advance by means of slow rotations and sonic vibrations. Samples of very soft material can be collected with this system.

Stock: An igneous intrusive body of unknown depth with a surface exposure of less than 104 square kilometers. The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

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
VLF: Very low frequency electromagnetic geophysical survey
VMS: Volcanogenic massive sulphide
Zn: Zinc

PART I

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

The following selected financial data of the Company for Fiscal 2004, Fiscal 2003 and Fiscal 2002 ended December 31st was derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2001 and Fiscal 2000 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein. The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 17 of the audited consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company's financial statements.
Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Canadian GAAP
Revenues	$243	$110	$123	$31	$73
Net loss	-3,066	-1,326	-3,198	-650	-2,795
Loss per common share	-0.11	-0.06	-0.16	-0.05	-0.22
Weighted average shares (000)	30,232	23,379	19,524	13,412	12,758

Working capital	4,660	5,101	1,522	860	1,082
Properties	4,440	4,198	3,338	4,786	3,150
Net assets	9,756	9,854	5,181	5,839	4,705
Total assets	10,215	10,342	5,636	6,297	4,780
Capital stock	25,529	21,477	17,389	15,011	13,227

U.S. GAAP
Net loss for period(1)	-3,935	-2,001	-2,410	-738	-689
Loss per common share	-0.13	-0.09	-0.13	-0.05	-0.05
Weighted average shares (000)	30,232	23,379	19,524	13,412	12,758

Working capital	5,200	6,000	1,703	921	1,144
Properties	2,551	2,840	2,654	3,471	1,923
Net assets	8,407	9,395	4,728	4,586	3,540
Total assets	8,866	9,883	5,133	5,044	3,615
Capital stock	25,259	21,477	17,389	15,011	13,227
(1)Cumulative U.S. GAAP deficit since inception of the exploration stage to 12/31/2004 has been $18,632,507.

Canadian/U.S. Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (U.S.$)

Table No. 2 sets forth the exchange rate for the Canadian dollars at the end of the five most recent fiscal periods ended at December 31st, the average rates for the period, the range of high and low rates and the close for the period. Table No. 3 sets forth the range of high and low rates for each month during the previous six months.

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

Table No. 2
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2004	$1.30	$1.40	$1.18	$1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	$1.31	$1.27	$1.23	$1.24	$1.24	$1.26
Low	1.26	1.22	1.18	1.19	1.20	1.23

The exchange rate was 1.23 on February 28, 2005.

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

Uncertainty of Obtaining Additional Funding Requirements
If the Company’s exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production. The only sources of future funds presently available to the Company are the sale of its inventory or gold, sale of equity capital or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs through Fiscal 2005 and has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be favorable. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

No Guarantee of Title to Mineral Properties
While the Company and it’s predecessor have investigated title to all of its mineral properties and prospects, and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing as of the date of this Annual Report, this should not be construed as a guarantee of title. The properties and prospects may be subject to prior unregistered agreements or transfers unknown to the Company and title may be affected by undetected defects, e.g. defects in staking or acquisition process.

As there are unresolved native land claim issues in British Columbia and the Yukon Territory, the Company’s properties and prospects in these jurisdictions may be affected in the future. The MOR prospect is on category B lands which means the local native group has surface rights to the area of the claims and their permission is required to perform work on the claims.

Possible Dilution to Present and Prospective Shareholders
The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects. This dilutes the Company’s interest in properties it has acquired. This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner. There is no guarantee that the Company can find a joint venture partner for any property.

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

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares. The Company’s common shares are subject to these penny stock rules.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 11, 2005 there were share purchase options outstanding allowing the holders of these options to purchase 4,176,783 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 1,848,105 shares of common stock. Directors and officers of the Company hold 3,619,783 of these share purchase options. An additional 557,000 share purchase options are held by employees and consultants of the Company. None of the share purchase warrants are held by Directors. Given the fact that as of March 11, 2005 there were 31,172,767 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

These shares may be issued and could depress the price of the Company’s shares.

History of Net Losses
Both the Company and its predecessor (“Fairfield”) had net losses in a number of years since their dates of incorporation - 9/25/1980 for the Company and 10/23/1984 for Fairfield. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $3,065,803 in Fiscal 2004, $1,326,305 in Fiscal 2003 and $3,198,025 in Fiscal 2002.

The cumulative net loss of the Company as at December 31, 2004 was $16,762,004.

No Proven Reserves
The properties and prospects in which the Company has an interest or the properties in which the Company has the right to earn an interest are in the exploratory stage only, are without a known body of ore and are not in commercial production.

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

Foreign Incorporation and Civil Liabilities
The Company amalgamated under the laws of the Province of British Columbia, Canada. All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiary are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities whether under the United States Securities Exchange Act of 1934, as amended, or otherwise.

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions and may have a material, adverse effect on its financial position.

Foreign Operations
The Company currently has exploration projects located in Mexico. The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

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

Operating Hazards and Risks Associated with the Mining Industry
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected geological formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

The Ability to Manage Growth
Should the Company be successful in its efforts to develop its mineral properties or to raise capital for such development or for the development of other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in retaining its current personnel or attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Lack of a Dividend Policy
The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Competition
There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company.

Dependence on Key Personnel
The Company strongly depends on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company carries no life insurance on its management and key personnel.

Item 4. Information on the Company

History & Development of the Company
The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8. The registered and records office of the Company is 1185 West Georgia Street, Suite 1550, Vancouver, British Columbia, Canada, V6E 4E6.

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

The Company was amalgamated in British Columbia and operates under the laws of the Province of British Columbia, Canada. At the Annual and Special General meeting of the Company scheduled for May 18, 2005, shareholders will be asked to consider and if deemed advisable to pass appropriate resolutions to, among other things, to complete transition procedures in accordance with the Business Corporations Act (British Columbia), (the “New Act”), increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company’s present Articles and adopt new Articles to take advantage of provisions of the New Act. The New Act was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”).

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

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of other company’s shares.

Organizational Structure
The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions-refer to Exhibit 8 to this 20-F Annual Report.

At December 31, 2004, the Company owned a 40% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993. On January 21, 2005 the Company purchased a further 10% share interest in ATW and now owns a 50% share interest in ATW.

Business of the Company
The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company has property interests in Canada and Mexico. None of the Company's property interests are beyond exploration stage. Presently there is no assurance that any of the Company's mining properties or prospects contain a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded. The Company is in the exploration stage and has not generated any revenues from operations.

Company’s Principal Properties
The Company has five principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), (2) the ATW diamond prospect in Canada (50% share interest = net 37.5% property interest), (3) the Caballo Blanco gold, silver, copper prospect in Mexico (option to purchase 100% interest subject to a 60% option agreement earn in right by Comaplex Minerals Corp. and a sliding scale NSR), (4) the Fuego copper, gold prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Horseshoe Gold Mining Inc.), and (5) the San Carlos copper, gold, silver prospect in Mexico (consists of the San Carlos concession (100% interest) and the San Jose claim (100% interest subject to a 2% NSR) all subject to a 60% option agreement earn in right by Hawkeye Gold and Diamond Ltd.). The El Pulpo copper, gold prospect in Mexico has, subject to regulatory approval (granted March 24, 2005), been sold to Ross River Minerals Inc.

Company’s Secondary Properties
The Company’s secondary property interests include the Ram prospect in Canada (100% interest subject to a 70% earn in right by Ross River Minerals Inc.), the Rock River Coal project in Canada (50% interest), the PV prospect in Canada (100% interest subject to a 60% earn in right by Consolidated Spire Ventures Ltd.), the MOR prospect (100% interest subject to a 60% earn in right by Kobex Resources Ltd.), the Sam, Cabin Lake, Caribou Creek, Tim, Meister River and Merit prospects in Canada (100% interests), the Logan property in Canada (40% net carried interest to production), the Yago prospect in Mexico (consists of the Tepic claim (100% interest) and the La Sarda concession (100% interest)), the Galeana prospect in Mexico (option to acquire 100% interest), the Santa Maria prospect in Mexico (100% interest), the Guadalupe prospect in Mexico (100% interest subject to a 60% earn in right by Grid Capital Corporation), and the Tropico prospect in Mexico (40% interest).

The Company has several other property holdings in Canada, United States and Mexico that are not considered either principal or secondary properties.

The Company also entered into a joint venture agreement in Fiscal 2002 with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico. Phase I results are currently being reviewed.

Business Overview

PRINCIPLE PROPERTY INTERESTS IN CANADA

The Elk Property - Canada

Almaden Minerals Ltd.
ELK PROPERTY OUTLINE
Elkhart Exit
Coquihalla Connector HWY 97C
UTM NORTH
LEGEND
0m 500 1000 2000
ELK PROPERTY
CLAIM
LOCATION MAP
SCALE 1 : 50,000
Figure 2
ALMADEN MINERALS LTD.

The Elk Property contains a known mineral deposit but all current work by the Company on the property is exploratory in nature.

Option to Acquire Interest
Initial staking was undertaken in November 1986 with additions in 1987, 1988 and 1989. A block comprising 72 units was optioned in October 1988. The Siwash North mining lease was issued in September 1992. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for the Company’s predecessor (“Fairfield”) until April 1995 when Fairfield assumed operations. Fairfield merged with Almaden Resources Corporation in February 2002 and the claims were transferred to the amalgamated company Almaden Minerals Ltd.

Expenditures to Date
During Fiscal 2004, the Company incurred $912,549 in exploration costs including a diamond drill program on the property. As at December 31, 2004, the Company had deferred $2,557,245 of exploration costs on this property.

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

History and Recent Work
The property includes the Siwash Gold Mine, which, between 1992 and 1997, produced 51,460 ounces (1,600400 gm) of gold at an average grade of 2.78 oz/t (95.32gm/t).

Work conducted on the property from 1986 to 1991 consisted of geological mapping, prospecting, linecutting, soil sampling, geophysics, excavator trenching (8.69 km), diamond drilling (111 holes, 12,524 m) and road construction.

During 1992, a bulk sample was extracted from an open pit on the Siwash vein in the Siwash North area. It totalled 2240 tons (2032 tonnes) grading 4.016 ounces/ton (137.7 gm/t) gold. A total of 70 reverse circulation holes were drilled to confirm the vein grade and continuity in the 1993 pit expansion area. Open pit mining was carried out by Wiltech Developments of Kelowna, B.C. under the supervision of Cordilleran Engineering. The ore was shipped to the Noranda smelter in Rouyn, Quebec in November.

In 1993, bulk sampling from the open pit continued with the extraction of 3733 tons (3386 tonnes) of mineralized material grading 3.080 oz/t (105.6 gm/t) gold. Wiltech Developments was contracted to carry out the open pit mining under supervision of Cordilleran Engineering personnel. Mainstreet Mining of Whitehorse, Yukon was contracted to undertake underground development to provide access for test mining and underground drilling. The 3.5 by 3.0 metre decline was collared at the 1628m elevation in June and reached the 1570m elevation in October. Test mining stopes were excavated at the 1611 and 1570 levels. Ore from the open pit and underground operations was shipped through the summer and fall to the Asarco smelter in Helena Montana. Eleven reverse circulation holes were drilled to the south of the open pit to provide closer spaced data for the planning of the 1994 open pit expansion.

In 1994, Fairfield received a mining permit, the open pit was expanded to a total size of 458,000 cubic metres and 10,119 tons (9,180 tonnes) of ore grading 2.669 oz/ton (91.51gm/t) gold were extracted. Ledcor Industries of Vancouver, B.C. was contracted to carry out the open pit excavation under the supervision of Cordilleran Engineering Ltd. The ore was crushed to minus 6 inches and was shipped to the Asarco Smelter in Helena Montana. Fairfield received credits for gold, silver and silica. An underground drill program was carried out at ten to twenty metre centres for a total of 2419 metres in 84 NQ holes to help define underground mineable shoots.

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

Surface diamond drilling totalling 6946.34 meters in 88 holes was completed on the Siwash mining lease during 1996. Detailed drilling in the area of the proposed Phase 5.5 open pit at approximately 20 meter centers outlined an open pitable volume of mineralized material of 16,200 ounces of (503,820 gm) gold in 10,146 tons (9204 tonnes) at a grade of 1.597 oz/t (54.75 gm/t). Five holes were drilled in the Deep B area down dip from the existing underground development and increased the amount of mineralized material in this area to 12,200 tons (11,070 tonnes) at a grade of 2.925 oz/t (100.29 gm/t). A new vein, known as the WD zone was outlined by 25 holes over a strike length of 440 meters and added 6000 tons (5,440 tonnes) of mineralized material at 3.049 oz/t (104.5 gm/t) Au to the property inventory. A soil geochemistry anomaly in the Gold Creek West area was examined with five drill holes and another vein was defined over a strike length of 160 meters with grades up to 0.574 oz/ton (19.7 gm/t) of gold over 0.33m.

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

During 2001, a 230-metre trenching program comprising seven trenches was carried out on the claims in the Siwash East and Gold Creek West areas. The trenches were dug to determine the source of gold bearing quartz fragments found on surface and in road cuts. Six trenches in the Siwash East area, located 1.7 km to the east of the Siwash Mine site, exposed quartz veins up to 20cm thick and narrow pyritic fault zones cutting quartz monzonite adjacent to an andesite dyke. The andesite dyke was traced over 150 metres in four trenches with strong alteration and narrow bands of pyritic gouge containing quartz fragments in the immediate vicinity of the dyke. Trench SE01-4 was dug to a depth of 2.5 metres and exposed a steeply dipping quartz vein about 20cm thick. A 0.5 by 0.5 meter panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton (21.8 gm/t) gold and 0.96 oz/ton (32.9 gm/t) silver. Adjacent trenches 35 meters to the west and 50 meters east exposed the andesite dyke with a strong alteration zone but no quartz veins and weak gold values.

Trench GCT01-1 was excavated the Gold Creek West area, 400 meters southwest of the mine site, to further expose a quartz vein discovered earlier in the year by hand trenching. Deeper excavation revealed a discontinuous quartz vein approximately 30cm thick over a length of nine meters hosted in strongly argillically altered quartz monzonite that shows evidence of slumping and deformation. The vein returned a value of 0.598 oz/ton (20.5 gm/t) gold and 1.74 oz/ton (59.6 gm/t) silver from a 0.8 meter by 0.5 meter panel sample.

A comprehensive review of the property database was completed on August 31, 2001 by Leo King, P.Eng., an independent consultant. His report recommends a three stage 9500 meter drill program to further explore the Siwash, Gold Creek West and WD vein systems.

During the 2002 field season twenty six NQ diamond drill holes tested the WD, B Zone, Gold Creek West and Bullion Creek vein systems for a total of 4996m. Seven holes were drilled into the WD zone to test the perimeter of the known shoot. The WD veins were intersected in all holes close to the projected depths with grades up to 2.66 oz/t (91.2 gm/t) Au over a true width of 0.50m. Eleven holes were drilled into the Deep B shoot located immediately below the existing underground development to fill-in the drill spacing to less than 25 meters and to test the perimeter of the known mineralization. Two holes were drilled on the west side of the existing open pit to help determine the feasibility of a pit expansion to the west. The Gold Creek West vein located approximately 450m southwest of the existing open pit was tested with four holes in two 50 meter step-outs to the west of the existing grid. Two holes were drilled into the Bullion Creek structure located 700 meters to the north of the open pit to test a geochemical anomaly.

During Fiscal 2002 the Company purchased a mill for possible use at the Siwash property. The mill, with a rated capacity of 125 tons per day, was purchased for US$75,000 (CDN$118,500). During Fiscal 2003, the mill was dismantled and moved to a storage facility near the property at a cost of $204,766. There has been no feasibility study to justify construction of the mill nor have permits to construct the mill been applied for. The mill was purchased because it would be suitable for processing the Siwash mineralized material and the price was below replacement cost. This low cost could have an impact on project economics. If studies indicate it would not be feasible to install this mill on the Siwash project, the mill will be sold. The Company has received an estimate that the mill could be sold for approximately $380,000.

Water sampling from eight sites around the mine area has been carried out since 1991 to determine changes in element concentrations due to mining and exploration activities. Metal levels in the major creeks have remained well within guideline limits though some minor increases in Cu and Zn have been noted in the sumps and minor creeks in the immediate minesite area. Benthic invertebrate studies were carried out during 2003 and 2004 and determined that invertebrate populations have not been significantly effected.

Geology and Mineral Deposits
Gold-silver mineralization on the Elk Property is hosted by mesothermal pyritiferous quartz veins and pyritiferous altered granite and volcanics. The mineralized features generally trend northeasterly and are thought to be Late Cretaceous or Tertiary in age. To date, mineralization has been located in eight areas of the Elk property: Siwash North, South Showing, Discovery Showing, Lake Zone, End Zone, Great Wall Zone, Elusive Creek, Gold Creek West, WD Zone and the Bullion Creek area.

The most recent estimate of contained mineralized material in the Siwash Mine area was calculated by Giroux Consultants Ltd. on completion of the 2003 drill program.

This calculation used geostatistical methods and incorporated drill results from 2002 and 2003 that were not included in the last estimate which was calculated in 2000. The year 2000 estimate reported an indicated resource of 87,700 oz (2,727,700 grams) gold in 61,300 tons (55,600 tonnes) and a probable reserve of 45,200 oz (1,405,900 gm) gold in 44,500 tons (40,400 tonnes) for a total of 141,962 ounces (4,415,500 gm) in 123,142 tons (111,710 tonnes) using a cutoff grade of 0.438 oz/t over a 3.3 ft true width (15 gmt-m).

In the course of analysing the data for the calculation of the new resource estimate it was recognised that, adjacent to both the B and WD vein systems, parallel, less continuous splay veins have been intersected in the drilling. As a result two resource estimates were produced; a two dimensional model which considers only the B and WD veins in what would be an underground mineable resource and a three dimensional model which considers the parallel splay veins, in the B vein only, to allow for the possibility of bulk tonnage mining. It must be noted that the tonnage and volume contained in the second, three dimensional model, would include a significant proportion the B Flat, B Steep and B East vein resource estimated in the 2D resource estimate. A tabular presentation of the two resource estimates are as follows:

Underground 2D Resource Estimate 2004
Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	20,700	19.41	12,900	500	7.74	100
B Steep Vein	7 g/t	71,800	44.69	103,200	59,800	19.77	38,000
B East Vein	7 g/t	28,900	22.30	20,700	36,200	15.51	18,100
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
Total	7 g/t	164,000	33.69	177,600	195,200	16.38	102,800

Bulk Mining 3D Resource Estimate 2004
Measured and Indicated Resource				Inferred Resource
Gold Cut off Grade	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold
0.5 g/t	808,200	3.264	84,800	1,488,300	2.570	123,000
1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500

Combining the portions of the 2D underground resource not included in the bulk mining resource, with the 3D bulk mining resource results in a new global inferred, indicated and measured resource for the Siwash Project of resource as tabulated below:

Combined Global Resource Estimate 2004
Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
1.0 cut off open pit	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800

Both the bulk tonnage and high grade vein resources are open along strike in both directions and to depth. Mr. Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. supervised the resource calculation and is the qualified person under the meaning of National Instrument 43-101. The qualified person and supervisor for the 2002 and 2003 exploration drill programs was Wojtek Jakubowski, P. Geo. All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples and standards were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

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
Twenty five holes were drilled to the east of the RB fault between 2370E and 2670E to extend the known resource. The WD zone(s) were intersected in all but three holes which were terminated before the target depth due to excessive deviation or bad ground conditions. The known zone was extended to 2670E and to a depth of 340m below surface and 380m down dip. Fill-in drilling on sections 2445E, 2495E and 2545E intersected the WD veins at the expected depth however gold grades were not as high as those found on adjacent fences. A summary of composited drill results greater than 10 gm/t-meter Au is listed below.

Hole	Depth	Depth	Interval	True	Specific		Au	Ag	Au	Ag
Number	From (m)	To (m)	(m)	Width (m)	Gravity	Zone	gm/t	gm/t	oz/t	oz/t
SND03338	11.65	32.45	20.80	17.31	2.70	B	1.20	0.51	0.035	0.015
SND03339	44.20	44.71	0.51	0.50	2.70	B	22.60	31.58	0.659	0.921
SND03339	29.00	60.25	31.25	29.67	2.70	B	0.53	0.00	0.015	0.000
SND03349	38.30	51.25	12.95	12.37	2.70	B	0.96	0.00	0.028	0.000
SND03357	35.50	43.80	8.30	8.14	2.70	Ba	2.22	0.70	0.065	0.020
SND03357	43.29	43.80	0.51	0.50	2.70	Bb	29.84	11.39	0.870	0.332
SND03357	35.55	48.00	12.45	12.19	2.70	Bb	1.49	0.47	0.043	0.014
SND03348	139.23	140.15	0.92	0.50	2.82	C?	35.09	52.76	1.023	1.539
SND03340	49.89	50.40	0.51	0.50	2.69	C1	24.91	7.12	0.726	0.208
SND03340	47.20	61.20	14.00	12.92	2.70	C1	1.16	0.28	0.034	0.008
SND03340	41.35	58.15	16.80	16.24	2.70	C1	0.93	0.22	0.027	0.006
SND03341	50.97	51.48	0.51	0.50	2.73	C1	78.56	38.83	2.291	1.133
SND03341	48.45	70.10	21.65	21.05	2.70	C1	2.02	0.94	0.059	0.027
SND03342	52.00	73.60	21.60	19.05	2.70	C1	0.65	1.16	0.019	0.034
SND03346	20.50	40.71	20.21	19.54	2.70	C1	0.84	1.43	0.025	0.042
SND03343	88.55	96.70	8.15	7.88	2.71	D	4.39	9.52	0.128	0.278
SND03363	9.35	37.80	28.45	26.85	2.70	D1	0.57	0.06	0.017	0.002
SND03343	95.60	96.75	1.15	1.00	2.78	D2	33.18	73.10	0.968	2.132
SND03337	253.12	254.30	1.18	1.00	2.95	WD	28.25	125.07	0.824	3.648
SND03340	267.92	269.07	1.15	1.00	2.75	WD	11.47	35.12	0.335	1.024
SND03346	152.75	153.91	1.16	1.00	2.74	WD	15.90	87.07	0.464	2.539
SND03347	202.88	204.10	1.22	1.00	2.72	WD	27.79	49.97	0.810	1.458
SND03364	196.57	197.70	1.13	0.80	2.76	WD	16.14	44.40	0.471	1.295
SND03365	171.64	173.10	1.46	1.10	2.71	WD	10.09	21.73	0.294	0.634
SND03354	274.30	274.82	0.52	0.50	3.15	WD2	219.96	354.42	6.415	10.337
SND03358	336.29	337.71	1.42	1.20	2.74	WDa	11.88	36.64	0.346	1.069
SND03355	345.20	345.80	0.60	0.50	2.68	WDaZ	85.84	18.19	2.504	0.530

The 2004 diamond drill program in the Siwash Gold Mine area was completed in early November for a total of 10265 meters of NQ drilling in 44 holes. The program extended the known perimeter of the WD zone 150 metres to the east and 100 meters downdip in 50 meter step-outs. Seven holes were drilled into the B zone to test a southwest shoot to depth and to fill in between existing 50 meter intercepts below the existing mine workings. Four holes were drilled to test the Bullion Creek zone over a 100m strike length. All completed holes intersected the projected zones. Two holes were abandoned due to poor ground conditions. Geological interpretation and re-assaying has been completed and a summary of composited drill results greater than 10 gm/t-meter Au is listed below.

Hole	Depth	Depth	Interval	True	Specific		Au	Ag	Au	Ag
Number	From (m)	To (m)	(m)	Width (m)	Gravity	Zone	gm/t	gm/t	oz/t	oz/t
SND04391	55.23	55.74	0.51	0.50	2.77	B	74.83	119.25	2.182	3.478
SND04390	55.05	55.65	0.60	0.60	2.73	B	43.40	90.68	1.266	2.645
SND04390	55.15	68.39	13.24	13.15	2.70	B	3.11	4.71	0.091	0.137
SND04390	43.00	68.39	25.39	24.01	2.70	B	1.76	2.58	0.051	0.075
SND04400	297.29	297.80	0.51	0.50	2.99	B	48.12	27.14	1.403	0.792
SND04403	337.80	338.34	0.54	0.50	2.79	B	20.26	9.64	0.591	0.281
SND04408	192.00	192.58	0.58	0.50	2.71	B	22.14	12.64	0.646	0.369
SND04374	50.10	53.61	3.51	3.42	2.72	Bb	8.51	32.79	0.248	0.956
SND04375	14.87	36.40	21.53	20.43	2.70	Bb	0.69	0.14	0.020	0.004
SND04390	67.39	68.41	1.02	1.00	2.70	C	13.73	6.89	0.401	0.201
SND04369	160.55	161.20	0.65	0.50	2.74	WD	24.75	44.22	0.722	1.290
SND04406	202.23	203.42	1.19	0.50	2.70	WD	22.81	32.61	0.665	0.951
SND04384	155.70	156.88	1.18	1.00	2.78	WDa	61.81	99.82	1.803	2.911
SND04386	198.50	199.21	0.71	0.50	2.67	WDa	21.62	26.05	0.631	0.760
SND04367	214.63	222.74	8.11	5.79	2.71	WD2	5.97	4.81	0.174	0.140
SND04367	214.59	215.34	0.75	0.60	2.72	WD2	20.51	14.55	0.598	0.424
SND04368	157.76	158.32	0.56	0.50	2.74	WD2	31.18	32.93	0.910	0.960
SND04372	233.00	235.60	2.60	2.22	2.86	WD2	4.80	7.56	0.140	0.220
SND04407	179.37	179.90	0.53	0.50	2.78	WD2	20.70	53.26	0.604	1.553
SND04366	176.05	193.20	17.15	11.27	2.70	WD2-3	2.39	1.85	0.070	0.054
SND04367	222.00	222.74	0.74	0.50	2.75	WD3	31.71	31.30	0.925	0.913
SND04367	217.33	222.83	5.50	4.60	2.71	WD3	5.94	4.15	0.173	0.121

All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples as well as standards were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays will be carried out by ALS Chemex Labs in Vancouver.

A magnetometer survey was carried out between the Siwash East area and Siwash North to trace andesite dykes that are associated with gold bearing mineralization.

Biological studies of the watercourses affected by the minesite have been completed and flow measurements are in progress to determine rates of dewatering of the mine workings.

The qualified person and supervisor for the 2004 exploration drill program was Wojtek Jakubowski, P. Geo.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company’s exploration program for Fiscal 2005 includes further diamond drilling, mainly on the Siwash and WD veins, at a budgeted cost of $1,000,000.

The ATW Prospect - Canada

KAY7
KAY6
MacKay Lake
7,120,000N
KAY1
KAY2
MK22
MK23
MK21
MK18
KAY5
KAY3
KAY4
KAY8
MK24
7,110,000N
MacKay Lake
540,000E
550,000E
N
LEGEND
KAY2 - Claim name
Claim record number
Claim expiry date
Claim size in acres
Note: All claims owned and operated by ATW Resources Ltd.
Claims MK18, MK21, MK22, MK23, MK24 surveyed in preparation for conversion to lease.
Total Property Area: 104.62km2 25,900 acres
ATW RESOURCES LTD.
MACKAY LAKE PROPERTY
CLAIM LOCATIONS
SCALE 1 : 60,000
Drawn by WJ
Mar. 2004
Figure 2

This diamond exploration prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
In Fiscal 1992, these claims were acquired directly by staking and additional claims were acquired from Michael Magrum by ATW Resources Ltd. (“ATW”). The Company owned a 40% share interest in ATW along with Williams Creek Explorations Limited-40% share interest and Troymin Resources Ltd.-20% share interest (now Santoy Resources Ltd.). ATW acts as trustee and these companies are the beneficiaries of a declaration of trust for their respective interest in the prospect. In 1993 the property was optioned to Kennecott Canada Exploration Inc. (“KCEI”). KCEI’s interest reverted back to ATW in 2001. ATW then completed a joint venture agreement with Aberex Minerals Ltd.-15% property interest and SouthernEra Resources Limited-10% property interest. A 2% gross overriding royalty on diamonds produced from TR 107 (a portion of the ATW property) is payable to KCEI. An option granted to KCEI under an agreement made as of November 30, 2001, by the Company, together with all other shareholders of ATW, to acquire a 40% share interest in ATW lapsed unexercised.

In January 2005, the Company and Williams Creek acquired Santoy’s 20% share interest in ATW and now own a 50% share interest each in ATW.

Expenditure to Date
During Fiscal 2004, the Company’s portion of exploration costs totalled $37,646 which included gravity, electromagnetic and magnetic surveys. Recoveries totalled $12,163. As at December 31, 2004, the Company had deferred $196,944 in acquisition and exploration costs on the prospect.

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

In the summer of 1992, ATW conducted limited a summer till sampling program for diamond indicator minerals, and contracted an airborne magnetic - electromagnetic (EM) survey of the western half of the property. After optioning the property, KCEI conducted several phases of prospecting, till sampling using sonic and reverse circulation drills, ground geophysical surveys, a small helicopter borne magnetic survey, and limited diamond drilling in two programs that totalled 671metres. This work identified a kilometres long train of diamond indicator minerals in glacial till that was followed east under MacKay Lake. Their work also found one kimberlite body, TR107, which contains no diamond indicator minerals, and therefore can not be the source of the indicator mineral train being followed.

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

During December 2003, surface Magnetometer and HLEM surveys were carried out on the northeast end of MacKay Lake to determine the source of an indicator mineral trend defined by the sonic drill program. Surface gravity, bathymetry and further HLEM survey were carried out over the same area to help outline the indicator mineral source during February of 2004. The gravity and bathymetry surveys grid were extended in April 2004. All the geophysical work carried out in 2003 and 2004 was done by Aurora Geosciences of Yellowknife, NT. The data from the geophysical surveys was reviewed and interpreted by Martin St. Pierre in December of 2004 and nine low to moderate priority drill targets were defined.

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

Exploration and Drilling Results
Exploration work by KCEI between 1993 and 1998 identified a long diamond indicator mineral train or anomaly in glacial till that extended southeasterly up glacial ice direction. Several geophysical targets were also identified from an airborne magnetometer-EM survey. In 1994, four geophysical targets were drilled, and one of these, TR-107 intersected a kimberlite body, that was not diamondiferous and did not contain diamond indicator minerals. In January 1998, KCEI informed the Company that the main exploration target on the property was the source of the prominent indicator mineral till anomaly. This anomaly contains indicator minerals (garnets and chromites) with chemistry from within the diamond inclusion field suggesting the source will be diamondiferous. This indicator mineral anomaly was been traced to the western edge of MacKay Lake. Reverse circulation (RC) drilling was carried out on the lake ice in early 1998 follow the till anomaly easterly back up the original direction of glacial ice movement towards the anticipated source location. Thirty-three holes for a total of 390 metres drilled at about 100 metre on three lines were completed to sample the till on the lake bottom. The easterly line has four holes 100 metres apart that had elevated counts pyrope garnets (>5) in the basal till, one of these had a very high count of olivines (>50) with elevated values in three holes. The work thus extended the indicator mineral train but no source area was delimited. In 1999, a sonic drill used to sample the till in a fence of holes across the ice movement direction and 13 holes for a total of 479 metres in a single line were drilled about five kilometres up ice direction from the last previous line of RC drill holes. These were essentially devoid of indicator minerals, and so it was concluded that the source area had been narrowed down to a five kilometre by five kilometre area, and that a potential source for the diamond indicator minerals should be looked for between these two lines of holes. Analyses were done at KCEI’s Thunder Bay laboratory, an ISO Guide 25 facility.

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

During December 2003, surface Magnetometer and HLEM surveys were carried out on the northeast end of MacKay Lake to determine the source of an indicator mineral trend defined by the sonic drill program. Surface gravity, bathymetry and HLEM survey were carried out over the same area to help outline the indicator mineral source. The gravity and bathymetry surveys grid were extended in April 2004 for a total of 6.5 line km. All the geophysical work carried out in 2003 and 2004 was done by Aurora Geosciences of Yellowknife NT. The data from the geophysical surveys was reviewed and interpreted by Martin St. Pierre in December of 2004 and nine low to moderate priority targets were defined for drilling.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company plans a bathymetric survey of the area of interest for the summer of 2005 at a budgeted cost of $30,000 to better refine the results of the 2004 gravity survey. The Company is also waiting for the results of a review of the geophysical data by an expert.

PRINCIPAL PROPERTY INTERESTS IN MEXICO

Chihuahua
CHIHUAHUA
San Carlos
gold/copper
SINALOA
TAMAULIPAS
Mazatlan
Caballo Blanco
gold/silver/copper
NAYARIT
Mexico City
Veracruz
VERA CRUZ
OAXACA
El Fuego
gold/silver

The Caballo Blanco Prospect - Mexico

760000 m E
765000 m E
770000 m E
2185000 m N
2180000 m N
2175000 m N
2170000 m N
Caballo Blanco VI
Reduce
Caballo Blanco IV
Caballo Blanco VI
Reduce
Reyna Negra III
Caballo Blanco VII
Caballo Blanco VIII
Reyna Negra II
Caballo Blanco I
Caballo Blanco II
Reduce
Reyna Negra IV
Caballo Blanco III
Reduce
0 1 2
Kilometres
Scale: 1:75,000
Minera Gavilan, S.A. de C.V.
Proyecto Caballo Blanco
Actopan, Veracruz
Claim
Claim Reduction

The Caballo Blanco Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
In 1996, the Company signed an option to purchase agreement with two private Mexican individuals for the approximately 40,000 acre property. Under the terms of the agreement, to earn a 60% in the property, the Company had to issue a total of 200,000 shares and pay US$500,000 plus value added tax over four and a half years. To earn the remaining 40% interest, the Company had to pay an additional US$500,000 plus value added tax within a year of earning its 60% interest, plus a 2.5% NSR from any production. The Company could have reduced this NSR to 1.5% for a fixed payment of US$2,000,000 plus value added tax payable equally over 10 years.

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 shares of its stock and pay US$668,500 plus value added tax by February 26, 2007. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007.

Expenditures to Date
To December 31, 2004, the Company had incurred a total of $2,524,885 in acquisition and exploration costs on this prospect but during Fiscal 2002 the prospect was written-down by $2,000,000. As at December 31, 2004, the Company had deferred costs of $524,885 on this prospect.

Location and Access
The Caballo Blanco project, consisting of mineral concessions, currently comprising about 8,200 hectares, is located in the state of Veracruz about 75 kilometres northwest along the Pan American highway in eastern Mexico from the city of Veracruz.

History and Recent Work
The area was staked in 1993 as a new discovery. The Company carried out limited exploration on the property in 1995 with mixed results, and subsequently provided the owner with funding to continue prospecting under a “grubstake” agreement. Further mineralization was found and an option agreement was negotiated. Since 1996, the Company’s efforts have focussed on three distinct areas of alteration and mineralisation known as the Central Grid Zone, Highway Zone and Northern Zone respectively. Most of the work to date has been carried out on the Central Grid and Highway zones. Geological mapping, sampling, geochemical surveys, magnetic and induced polarization (IP) geophysical surveys were carried out, mostly in 1997. A 2,390 metre reverse circulation drill program was carried out by the Company in 1998 on the Central Grid Zone. This drilling intersected both porphyry-style copper-gold mineralization and high-grade gold-silver mineralization in veins apparently spatially peripheral to the porphyry system. In the Highway Zone, soil geochemistry, geologic mapping, and induced polarisation geophysical surveys identified a large altered area containing evidence of a high sulphidation epithermal system. The Northern Zone is a large area of argillic alteration, within which preliminary prospecting and geochemical surveys have identified areas of elevated gold-copper-arsenic in silcified rock. Highly anomalous values have been found in stream silt samples and boulders in streams, and this area is thought to represent a large unexplored high-sulphidation gold system. In 1999, 2000, and early 2001, the Company carried out limited geological, geochemical, and IP surveys. Late in 2000, the Company purchased exploration data and surrounding claims from Lucero Resources Corp. The Company also purchased a small net smelter return royalty on these claims for $1,000 Canadian dollars from Lucero’s successor in early 2003.

In Fiscal 2001, the Company’s subsidiary, Minera Gavilan, S.A. de C.V., signed an agreement with Noranda Exploracion Mexico S.A de C.V. (“Noranda”), a subsidiary of Noranda Inc., which was terminated in Fiscal 2002. Noranda carried out geological mapping, some regional geochemical surveying and diamond drilling. Starting in March 2002, Noranda completed 1789 metres of drilling in seven holes, four in the Central Grid area, and three into the Highway Zone area, aimed at porphyry copper targets. At the Company’s expense, two short holes were drilled to test a gold target in the Central Grid part of the property.

Later in Fiscal 2003, Comaplex optioned the property from the Company. Work during 2003 at the Highway and Northern zones consisted of sampling, geologic mapping and induced polarization (IP) geophysics and was complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer.

Comaplex started building roads for drilling in mid 2004 but experienced difficulty with construction on the Northern Zone. In November 2004, Comaplex started a 3000 metre drill program to test the Central Grid, Highway and Northern zones of the prospect, the centres of which are located roughly 7 kilometers apart.

Geology and Mineralization
The property occurs in a caldera setting in flat lying volcanic rocks of Miocene age, along the northeastern edge of the Trans- Mexican Volcanic Belt. It is a new discovery, first identified by sampling in acid sulphate altered quartz stockwork veining, in a road cut for the main coastal highway which yielded anomalous gold values. The property covers three large hydrothermal alteration zones called the Central Grid, the Highway Zone, and the Northern Zone. The Central Grid area is the most deeply eroded and demonstrates porphyry Cu-Au, and low sulfidation Au-Ag style mineralization. The centres of the Highway and Northern zones of the property, are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent high sulphidation gold-silver epithermal systems. Mineralogical evidence is interpreted to indicate that minimal erosion has taken place and the hydrothermal systems are mainly preserved.

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

On the Northern Zone, the Company conducted further geochemical stream silt sampling to find the source of anomalous gold values in drainages that contained float with multigram gold values in vuggy silica and breccia. The stream silt sampling and follow up geological mapping and prospecting isolated an area of extensive large angular boulders of vuggy silica and subcrop with anomalous gold values.

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

Two further holes were attempted at the Company’s expense at the end of Noranda’s program, under the supervision of an independent consultant. These were located near reverse circulation Hole CB98-04, from Almaden’s 1998 program, which intersected 12.2 meters of 3.8 grams of gold per tonne. Hole CB-02-08 was drilled east at -50°, parallel to and about thirty metres south of hole 98-4. It intersected fault gouge in the area where the vein was expected. Hole CB-02-09 was located ninety meters north of CB 98-04 and also aimed east at -50°. This hole intersected a mineralized vein zone from 57.3 to 60.0 meters, and from 69.0 meters to 73.0 meters the recovered material contained fragments of quartz vein material that is mineralized with chalcopyrite, galena, and pyrite. The hole was abandoned in bad ground at 73.0 meters, which is a few metres before the expected location of the zone found in hole CB 98-04.

Comaplex’s 2003 program on the Highway zone outlined several prominent areas of alteration and mineralisation. A significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometer area of acid sulphate alteration characterised by hypogene alunite and vuggy silica.

At the Northern zone, sampling, geologic mapping and PIMA analyses have defined a huge, roughly 6 by 5 kilometer area of acid sulphate alteration and vuggy silica, including many breccia bodies. Past sampling in these areas by Almaden has returned anomalous gold values, the highest being 11 g/t. The alteration in the Northern zone is very similar to that in the Highway zone, however up until this program very little work had been carried out in this area. Initial sampling by Comaplex returned anomalous gold values from outcrop, the highest being 1 g/t. Outcrop in this area includes breccia bodies containing clasts of vuggy silica. An IP section over the zone outlined a large high resistivity feature.

A drill program that was to have commenced earlier in 2004 was delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season. Drilling on a portion of the southern Highway zone commenced in November 2004 and shut down for the Christmas season. The core has been logged and sampled by Comaplex staff and results have not yet been reported by Comaplex.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005 with all work being conducted by Comaplex Minerals Corp. who is working to earn their interest in the prospect. A diamond drill program to test the principal targets of interest on the Highway Zone and Northern Zone is currently planned for March/April 2005 and is expected to utilise a man-portable diamond drill rig. Utilising this equipment is anticipated to greatly reduce the difficulties in access and road building encountered in the past due to very hard and rocky ground conditions.

The Fuego Prospect - Mexico

Oaxaca State
Oaxaca City
Outline of Almaden's
100% owned claims
over the Fuego Prospect
0
50
100
kilometres
18°
17°
16°
Almaden Minerals Ltd.
Fuego Project
Claim Map
Author:
Scale:
Drawing:
Projection:

The Fuego Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
During Fiscal 2003, the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V., acquired 100% interest in the prospect by staking. The project fell under the area of influence of the BHP Billiton joint venture discussed below, and under terms of this joint venture it was offered to BHP, who declined to participate and have released any interest in the prospect.

In February 2004, the Company entered into an agreement (the “Horseshoe Option” with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006. Horseshoe can increase its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by December 31, 2007. Upon earning a 60% interest in the prospect , Horseshoe would have 120 days to acquire Almaden’s remaining 40% interest in the prospect in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time. Horseshoe’s right to increase its interest to 60% is subject to approval by its shareholders of the acquisition of Almaden’s remaining 40% interest. By reason of delays in obtaining requisite permits to conduct exploratory drilling and consequent delays in securing appropriate drilling equipment, Horseshoe was unable to make requisite expenditures within the times provided in the Horseshoe Option. By amendment dated as of the 31st of January 2005, times to perform work requirements and to meet share issuances were extended essentially by one year.

Expenditures to Date
During Fiscal 2004, the Company incurred $27,763 in exploration costs, net of recoveries. As at December 31, 2004, the Company had deferred $58,135 in acquisition and exploration costs on the prospect.

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

Horseshoe completed a surface geologic mapping and rock and soil sampling program on the prospect. A small Induced Polarization (IP) geophysical survey was carried out to test the effectiveness of this methodology in identifying vein structures that are not exposed.

Geology and Mineralization
The prospect is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with epithermal vein systems worldwide. Some limited historic workings exist on one of several banded veins identified within a more than 20 meter wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to 5 meters wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property of both banded quartz adularia vein material and silicified volcanic wall rock. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. The property has excellent infrastructure and represents an epithermal vein system that has had no modern exploration.

Exploration Results
The El Fuego vein system was first examined and sampled by Almaden during a helicopter-supported reconnaissance exploration project in March 2003. There is no evidence of any recent work on the prospect. In December 2003, a reconnaissance style, field appraisal that included geological mapping and limited rock sampling was carried out by an independent geologist. In early 2004, reconnaissance geological mapping, sampling and an Induced Polarization survey gave better definition to the vein. This work identified the known veins as resistivity and chargeability highs. Additional resistivity and chargeability highs were identified in this work which suggests that further veins may exist.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005 with all work being conducted by Horseshoe who is earning its interest in the prospect. Early in 2005, Horseshoe advised the Company that it will be conducting further mapping, prospecting and sampling, preparatory to drilling anticipated by mid year.

The San Carlos Prospect - Mexico

San Miguel
San Miguel Area
Red. San Carlos Fracc. 1
San Jose
San Narciso
La Reyna
Piedra Iman
San Jose Area
Begonia Norte
San Jose II
La Begonia
La Homogenea
Ampl. Begonia y Homogenia
El Gavilan
Moctezuma
El Palmar
San Nicolas Ag-Pb Trend
San Nicolas
El Jatero Zone
Red. San Carlos Fracc. 2
Marmolejo
Magnum Zone
San Carlos
La Union Morales
Merida
Rincon Murillo
El Saucillo
2730000 mN
2720000 mN
2710000 mN
490000 mE
500000 mE
510000 mE
24°45'
99°00'
1500
1000
500
LEGEND
Mine
Road
Track
Creek
0
5 km
N
Aurcana Corporation
SAN CARLOS PROJECT
MEXICO
PROPERTY MAP
Figure 2
July 2003

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature. The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest
The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V. The San Carlos claim was acquired directly by staking. The San Jose claim, initially held under option, was purchased outright in February 2001 for US$100,000 plus a 2% NSR. These claims surround several small claims totaling 97 hectares which were optioned for a purchase price of US$1,000,000 over six years subject to a sliding scale royalty of from 2.5% to 1.5% depending on the rate of production.

During Fiscal 2001, Aurcana Corporation (“Aurcana”) was granted the option to acquire up to a 60% interest in the project. To earn an initial 50% interest, Aurcana had to maintain the property in good standing, incur exploration expenditures of US$2,000,000 by January 1, 2007 and issue a total of 300,000 common shares to the Company. Aurcana earned a 10% interest in the San Jose concession upon payment of the US$50,000 to the Company. At the end of Fiscal 2003, Aurcana relinquished their option on the property. They also ceded their 10% interest in the San Jose claim to Almaden in return for a release from further work commitments.

In March 2004, the Company entered into an agreement (the “Hawkeye Option”) with Hawkeye Gold and Diamond Ltd. (“Hawkeye”). To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 500,000 shares to the Company within four years. US$350,000 must be spent by March 15, 2005 (“Initial Expenditures”). As of February 2, 2005, Hawkeye had not reimbursed Almaden for taxes paid for the prospect on Hawkeye’s behalf (the “Tax Obligation”) and a notice of default was issued, giving Hawkeye 90 days to rectify the failure to pay the Tax Obligation. As of March 16, 2005, Hawkeye has provided no information as to Initial Expenditures and a notice giving 30 days to cure the default has been given. If the default is not cured, Notice of Termination of the Hawkeye Option will be given.

Expenditures to Date
During Fiscal 2004, the Company incurred $111,790 in exploration of which $95,238 was recovered from Hawkeye who are earning their interest in the prospect. The deemed value of securities received from Hawkeye pursuant to the option agreement was $58,000. As at December 31, 2004, the Company had deferred acquisition and exploration costs of $203,142, net of write-downs, on the property.

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

In Fiscal 2001, Aurcana carried out geological mapping, geochemical surveys, underground mapping and sampling in the Begonia and Santa Helena mine areas, and two phases of geophysical surveys. Targets outlined by this work were drilled in two phases in late 2002 and early in 2003. Further limited geochemical surveys to check a gold anomaly on the eastern edge of the previous grid was also carried out. No further work was carried out by Aurcana.

In 2004 Hawkeye carried out a geologic mapping, geochemical and geophysical survey and rock and soil sampling program over the area of anomalous soils identified by Aurcana. This work delineated several areas that are deemed anomalous with respect to gold, silver, lead and zinc responses in soil samples and elevated chargeability responses recorded in the induced polarization geophysical survey carried out. Hawkeye has informed Almaden that it intends to drill these targets in 2005.

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

Mineralization in the San Jose district is closely related to intrusive rocks. Copper sulphides and gold are associated with calc-silicate minerals and magnetite (skarn) that have replaced the limestone country rock. Copper sulphides and gold are also associated with extensive K-silicate alteration and veining within the intrusive body, which present the potential for a porphyry style gold-copper deposit in the intrusive complex. The geologic setting of the San Carlos project bears many similarities to that of the Grasberg and Bingham Canyon porphyry copper-gold-molybdenum deposits where similar intrusive rocks intrude folded limestone strata forming porphyry, skarn mineralization and more distal lead zinc silver mineralization.

Exploration Results
Stream sediment sampling and prospecting along with examination of old workings in the Begonia and Santa Helena areas, when related to the known geology and airborne magnetic survey results, indicated several areas for follow-up with potential for porphyry and skarn related copper gold deposits. The San Jose area has evolved into the main area of interest and this is the focus for further work.

A second area of interest, the Magnum zone, located 15 kilometres south of the San Jose mining camp was defined by an airborne magnetic anomaly, and a number of stream silt samples anomalous in copper and gold from the creeks draining this area. Follow-up geologic mapping and prospecting identified skarn boulders and large areas of outcropping gabbro and pyroxenite. Further prospecting and sampling to locate the source of these anomalies failed to find a significant zone of mineralization.

The third area of interest on the property, the El Jatero zone, where Fairfield’s work identified an interesting gold stream sediment anomaly, is located roughly 15 km east of the Magnum zone. The anomalous streams appear to drain an area of highly clay altered intrusive rocks, and follow-up mapping and prospecting failed to find significant mineralization.

Aurcana Work
A preliminary prospecting and mapping program confirmed the presence of widespread porphyry style alteration, and copper-gold mineralization in the multi-phase intrusive complex. Aurcana’s next program of work was carried out over the San Jose zone and consisted of 1,002 soil samples, ground magnetics and one line of induced polarisation (IP) geophysics, all carried out on a cut grid. The soil survey identified an approximately 1.5 km by 2.0 km area of coincident, elevated copper and molybdenum soil geochemistry, spatially associated with an area of altered and veined intrusive rocks. The copper and molybdenum anomaly remained open to the north and is flanked by elevated Zn, Pb and Mn in soil. This zonation is typical of that seen in many Cu-Au-Mo porphyry systems world wide. The copper-molybdenum in soil anomaly had a high magnetic response in the ground magnetic geophysical data. In addition to the copper-molybdenum soil anomaly, several Au-Cu soil geochemical anomalies were identified. Of these anomalies, most are associated with known skarn bodies with past copper-gold production but several also constitute new discoveries as they are not spatially associated with known mineralization or past mining.

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

During its last phase of surface work, Aurcana further defined a gold in soils anomaly at the northeastern edge of the surveyed area. This anomalous area lies over the contact between intrusive rocks and limestone.

Hawkeye work
Hawkeye’s work program designed to evaluate the potential for Carbonate Replacement Deposits (CRD) style and copper-gold skarn mineralization around the 9 km periphery of the Tertiary intrusion into the thick section of Cretaceous carbonates.

A total of 21 km of Induced Polarization survey was completed using a pole-dipole technique in a six to eight level array at 50 m slope chained intervals.

The results obtained to date have identified six areas of interest underlain by significant Induced Polarization (IP) anomalies (chargeability highs and coincident resistivity highs and lows) and a combination of coincident anomalous soil and rock geochemical responses.  The six targets are outlined in the north and eastern parts of the project area within the carbonate sequence at various distances peripheral to the main San Jose monzonite intrusion.  Two of the targets are classified as Au-Cu (Gold-Copper) targets likely associated with proximal and contact skarn and/or fracture mineralization whereas the remaining four are believed to represent more distal carbonate replacement deposit (CRD) style mineralization.

The most widely anomalous element of significance for CRD style mineralization is zinc, forming an intermittent linear north trending band 3 km long and 1.3 km wide.  Clusters of moderately anomalous response outline northwest trends up to 1 km long and 100 m wide.  One of these anomalies is believed to coincide with the southeastern extension of the smithsonite silicification zone.  Manganese and arsenic response are also largely coincident with zinc while silver and lead values are weakly elevated but do form small clusters that are coincident within the outer periphery of the grid.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned Fiscal 2005 exploration program with all work being done by Hawkeye who is earning its interest in the prospect. Hawkeye has advised that it is currently designing a work program which the Company anticipates will include drill testing of the anomalies found.

The El Pulpo Prospect - Mexico

The El Pulpo Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The Company’s subsidiary acquired a 100% interest in the Gavilan claims by staking in Fiscal 2001.

Two additional claims, which are surrounded by the Gavilan claims, were optioned from private Mexican individuals in Fiscal 2003. To earn a 100% interest, the Company must pay US$162,000 plus value added tax by February 2005. The two claims are subject to a 1% NSR which can be purchased for a fixed payment of US$300,000 plus value added tax. The optionors have the right to conduct small scale (less than 40 tonnes per day) mining operations. An agreement to option a further three claims is expected to be finalized when the optionors (the same group of private Mexican individuals) complete underlying documentation. Similar terms are agreed to with the NSR buyout amount to be US$200,000. These will all come under the deal with Ross River, and that company is responsible for all payments on these claims while its option is in good standing.

In Fiscal 2003, the Company entered into an agreement with Ross River Minerals Ltd. (“Ross River”). To earn an initial 50.1% interest, Ross River must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 425,000 shares to the Company by April 30, 2008. Ross River can increase its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by April 30, 2010.

In December 2004, the Company entered into an agreement (the “Ross River Acquisition”), subject to regulatory approval (granted March 24, 2005), with Ross River in which the Company agreed to sell a 100% of its right, title and interest in the prospect. In consideration for the Company’s interest, Ross River will issue to the Company 2.2 million shares of Ross River. Ross River is required to issue an additional 1.0 million shares when exploration and development expenditures on the property meet or exceed US $10.0 million and an additional 1.0 million shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it’s formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognised engineering firm acceptable to both parties. Since entering into the original agreement with Ross River during Fiscal 2003, Ross River has issued 225,000 shares to the Company and informed the Company that it has made expenditure of close to US$2.0 million which included 1,561.2 meters of diamond drilling.

Expenditures to Date
As at December 31, 2004, the Company had recoveries exceeding its deferred costs on the property and is carrying it at $1, subject to approval of the agreement discussed above.

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

Ross River has informed the Company of the following results from fieldwork carried out by Ross River during March and April 2003:

El Bagre Target: The El Bagre Target exhibits altered calc-alkaline intrusive quartz stockwork mineralisation hosting both oxide and sulphide copper mineralisation. Four widely spaced rock samples were collected over an area of one square kilometre and contained significant copper, gold and silver values.

Papaya Target: The Papaya Target is one kilometre north of the El Bagre Target. Seven samples collected from a vein by Ross River contained anomalous gold values.

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

“Ross River Minerals has discovered a new copper porphyry zone and extended the known mineralized zones of both the Papaya and La Trucha targets on its El Pulpo property in Mexico. To date, the company has identified three copper porphyry targets and four gold-silver-copper vein targets on the 200-square-kilometre property.

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

Copper mineralization observed along Quebrada Magistral, within the altered granodiorite to quartz-diorite, consists of veinlets, disseminations and clusters of chalcopyrite (approximately 5 to 10 per cent). At higher elevations within this mineralized area, clusters of arsenopyrite mineralization (approximately 1 to 5 per cent) have also been identified. Secondary copper oxides within this area consist of malachite and black copper oxides. The extent of the mineralized area mapped so far measures approximately 100 metres (north to south direction) and 75 metres (east to west direction) and remains open in all directions. A total of 25 panel and chip samples have been taken from this area and analytical results are pending. Geologic mapping and sampling are continuing to determine the dimension and grade of this altered and mineralized porphyry system. Samples are being prepared at GM-Lacme Laboratories in Guadalajara, Mexico, with final analyses being carried out by Acme Analytical Laboratories Ltd. in Vancouver, B.C. Victor Jaramillo, P.Geo, is the qualified person supervising the work in this area.”

In December 2003, Ross River provided the Company with the following results in the form of a news release, an excerpt from which follows:

“Continued geological mapping and sampling of the La Langosta target have outlined a zone of potassic and phyllic alteration covering an area approximately 2.0 kilometres long by 1.5 kilometres wide. A larger propylitic alteration zone occurs outside the phyllic alteration envelope. The potassic core is characterized by secondary biotite and potassic feldspar veining. Outside this zone occurs a quartz-sericite-pyrite alteration (phyllic) envelope and then an outer propylitic altered zone characterized by pervasive chlorite, disseminated pyrite and calcite veinlets. The limits of the propylitic alteration have yet to be defined. These alteration zones remain open to the southwest.

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

Preliminary analyses have been received for 24 samples, taken from the initial discovery area of 100 metres by 75 metres, include copper sulphides, mixed copper sulphides and oxides and leached oxide cap.”

In January 2004, Ross River provided the Company with the following results in the form of a news release, an excerpt from which follows:

“Ross River Minerals Inc. (the 'Company') is pleased to report that the 2003 field season concluded with the Company completing 9.5 kilometres of new trail construction and expanding the already extensive Papaya and La Trucha vein systems on the Company's property located in Sinaloa State, Mexico. In addition, the Company discovered seventeen new mineralized veins. Of these, seven have greater than 300 metres of strike length traced to date. All seventeen remain open along strike.

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

The Company has discovered a new zone (El Sauz), extending 1.6 kilometres north of the Papaya target, of tourmaline-quartz-copper oxide vein mineralization. A total of 26 samples were collected and analyzed.

In addition, during geological reconnaissance, a float sample of massive sulfide was found in a creek bed in the El Sauz area near the La Trucha and La Plancha drainage divide. The float sample returned values of gold and silver. Its geochemistry is similar to other veins in the La Trucha area, however the source of this float has yet to be discovered.”

On May 13, 2004, the Company reported that Ross River had provided the Company with the following results in the form of a news release, a partial excerpt from which follows:

Papaya Target: Inversion analysis and geophysical interpretation has identified four structures trending in a northwest/southeast direction on the Papaya grid. The first 800 metres long is open to the southeast, the second 3,500 metres long is open to the north and southeast, the third 700 metres long is open to the northwest and the fourth 2,100 metres long is open to the northwest and southeast. Resistivity depth slicing at 100 metres shows, as expected, resistivity anomalies associated with the northwest/southeast trending chargeability anomalies and at surface are shown to be correlative with known mineralization. Three of the anomalies, including the main Papaya vein zone, are associated with anomalous gold, silver, copper, tellurium and bismuth identified in soil geochemistry. In addition, a large chargeability anomaly (7 - 18 mV/V) occurs at the southeast corner of the grid over an east/west distance of 900 metres and is open to the south and east. Geophysical surveying in progress on the La Langosta grid will better define this anomaly.

La Trucha Target: Three chargeability anomalies have been identified on the La Trucha target. The first 700 metres long by 500 metres wide, trending northeast to southwest, disappears under Quaternary overburden cover. The second anomaly 500 metres long by 400 metres wide is located immediately to the south. The third anomaly extending to the Papaya grid immediately adjacent to the west trends in a northwest southeast direction over 1100 metres in length and 300 metres in width and plunges under a ridge capped by volcanic rocks to the southeast. All three chargeability anomalies are associated with co-incident resistivity anomalies and known outcrops of quartz tourmaline veining. As anticipated, due to the thick overburden the soil geochemistry was of limited use, however, where known outcrops of gold, silver and copper occur, spot anomalies of gold, silver, copper, tellurium and bismuth were reported. The extent of the geophysical anomalies on the La Trucha, particularly over known mineralization, indicate the target at depth appears to be much larger than originally anticipated.

La Langosta Target (including El Bagre): The I.P. and soil geochemistry surveys have been completed on the La Langosta grid. The surveys show an elliptical chargeability anomaly ring extending in a northeast/southwest direction over 2,100 metres and 1,000 metres in a northwest/southeast direction. The width of the ring ranges from 150 - 300 metres. The chargeability ranges from 10 - 54 mV/V. This anomaly is coincident with porphyry style mineralization within the La Langosta target. Follow-up work within this high chargeability zone has discovered two new outcrops, the first 30 metres by 20 metres in size, 500 metres south of El Bagre within intrusive rock containing disseminated chalcopyrite plus copper oxides. A second outcrop 200 metres to the west and 20 metres wide of strongly potassically altered quartz monzonite with sheeted quartz tourmaline veins containing disseminated pyrite and chalcopyrite. Additional I.P. lines are being cut to the east as the chargeability anomaly is open in that direction.

Cerro Colorado Target: The I.P. geophysical survey has just commenced on the Cerro Colorado grid. Soil geochemistry has outlined two large zones anomalous in gold, silver and copper. The largest of these is also anomalous in bismuth and tellurium. The largest zone extends in a northeast/southwest direction and is coincident with known gold, silver and copper mineralization and is 200 - 300 metres in width and at least 1,700 metres long and is open along strike at both ends. Additional soil lines are being cut. The second anomaly is new and is 100 - 250 metres in width and 1,100 metres long in a northwest/southeast direction.

La Cetolla: Six trenches up to 2 metres deep and between 8 and 20 metres in length were dug by hand over 900 metres in an east west direction. Five of the trenches exposed disseminated and stockwork copper mineralization consisting of chalcopyrite and copper oxides. Assays are pending.

In addition, a new area of stockwork copper mineralization has been discovered 2.2 kilometres southeast of the La Cetolla porphyry copper-gold target. Exploration work is continuing in this area.

The above from a Ross River news release refers to the unit of measurement “mV/V”. This is the geophysical unit of measurement for chargeability, or the overvoltage induced in the geophysical survey. Chargeability is a function of the metallic mineral content of the area surveyed.

On May 26, 2004, the Company reported that Ross River had provided the Company with the following results in the form of a news release, an excerpt from which follows:

“Ross River Minerals Inc. (the "Company") is pleased to announce that drilling has commenced on its 200 sq. km. El Pulpo property located in Sinaloa State, Mexico. Drilling will begin on the Papaya gold-silver-copper target, followed by the La Trucha and Cerro Colorado gold-silver-copper targets.

Additional soil and geophysical lines have been cut at the south end of the Papaya grid and east of the La Langosta grid and east and west of the Cerro Colorado grid, in an attempt to close off the geophysical and soil geochemistry anomalies extending beyond the existing grids.

To date the Company has identified four high grade gold-silver-copper vein targets (Papaya, La Trucha, El Tiburon and El Sauz), a stockwork gold-silver target (Cerro Colorado) and two copper-gold porphyry targets (La Langosta/El Bagre and La Cetolla) on the property, with less than a third of the property explored to date. Data from the current exploration program will assist in identifying drill locations for the La Langosta copper-gold porphyry target. On-going exploration of the known targets is continuing to discover new mineralized zones.”

On June 11th, 2004, the Company reported that Ross River had provided the Company with the following results in the form of a news release, a partial excerpt from which follows:

Ross River Minerals Inc. is pleased to announce that it has confirmed Cerro Colorado as the third and largest copper-gold porphyry target identified to date on its 200 square kilometre El Pulpo property. This is in addition to the previously identified La Langosta/El Bagre and La Cetolla copper-gold porphyry targets and the Papaya, La Trucha, El Sauz and El Tiburon gold-silver vein targets.

As previously reported, a large I.P. chargeability anomaly was outlined associated with gold, silver and copper soil geochemistry anomalies. Previous work focused on the gold potential along a northeast-southwest trending ridge characterized by sheeted and stockwork gold bearing quartz-tourmaline veining within zones of phyllic alteration in an intrusive setting. Prospecting and geological mapping of anomalous soil geochemistry and geophysical anomalies north of the northeast-southwest trending ridge in topographically lower areas has discovered widespread fractured controlled and disseminated porphyry style chalcopyrite mineralization within potassically altered granodiorite. At higher elevations the anomalies are associated with a widespread reddish-brown soil overlying altered oxidized granodiorite with remnant chalcopyrite, pyrite and iron oxides with anomalous copper in soils.

The porphyry mineralization on Cerro Colorado appears to be outlined by three chargeability anomalies >10mV/V at n=1, forming a rough ellipse. On most lines, which are spaced at 200 metres, the chargeability increases at depth with greater than 15mV/V to >30mV/V. The largest anomaly has a length of 1,900 metres and a width of 750 metres and trends northeast-southwest. The second anomaly 520 metres northwest of the first has dimensions of 800 metres by 300 metres trending in a northwest-southeast direction. The third anomaly 200 metres west of the first is 450 metres by 300 metres in size.

All the chargeability anomalies have coincident copper soil geochemistry anomalies, silver soil geochemistry anomalies and gold soil geochemistry anomalies. Molybdenum and zinc overlap and are outboard of the copper anomalies. Where the anomalies outcrop, potassic (biotite+/-potassium feldspar+/-hematite after magnetite) and phyllic (sericite+/-quartz+/-pyrite) alteration with chalcopyrite and/or copper oxides are observed. The surficial distribution of these metals is consistent with large porphyry copper deposits.

To date at least forty percent of the Cerro Colorado area has been mapped and sampled as part of a follow-up program of prospecting and mapping the soil geochemistry and geophysical anomalies. Assays are pending for rock samples. James R. Reeves P.Geo. is the qualified person supervising the geologic work in this area.

Drilling is continuing on the Papaya and La Trucha gold, silver, copper vein targets and results will be reported when received. Trenching is also continuing on the Cerro Colorado, La Langosta and Papaya targets. Management is extremely encouraged by the on-going field program that continues to identify new and larger copper, gold, silver targets.

The above from a Ross River news release refers to the unit of measurement “mV/V”. This is the geophysical unit of measurement for chargeability, or the overvoltage induced in the geophysical survey. Chargeability is a function of the metallic mineral content of the area surveyed.

On August 20, 2004, the Company reported that Ross River had provided the Company with the following results in the form of a news release dated August 20, 2004, a partial excerpt from which follows:

“Vancouver, BC: Ross River Minerals Inc. (TSX-V: RRM) (the "Company") is pleased to announce that it has completed compiling surface and trench samples collected during 2004 on its Cerro Colorado, La Langosta and La Cetolla copper-silver-gold porphyry targets located in Sinaloa State, Mexico, and that it has discovered a fourth area of porphyry-style copper mineralization on the 200 square kilometre El Pulpo property.

Jocquistes: Prospecting in the eastern part of the El Pulpo claim area has revealed a fourth area of porphyry style mineralization approximately four kilometres east and south of La Cetolla. The prospect, called Jocquistes, features widespread malachite/azurite encrustations on fractures and outcrops and 1-3 centimetre quartz stockwork veins containing chalcopyrite with associated pervasive phyllic alteration overprinting potassic alteration over a minimum area of 500 by 1,000 metres. The intensity of alteration and the continuity of mineralization is similar to the La Cetolla prospect. The Company plans to conduct extensive prospecting on this target early in the fall to better determine the extent of the mineralization. The discovery of the Jocquistes prospect has given a new perspective to exploration of the El Pulpo claim block. An overall pattern is emerging of copper prospects surrounding a molybdenum-rich core.

Cerro Colorado: Soil geochemistry and Induced Polarization (IP) and magnetometer geophysical surveys were completed over an area of 6.8 square kilometres. An area 1,900 by 750 metres anomalous in copper, gold, silver and molybdenum in soils was outlined associated with an extensive IP anomaly. Satellite anomalies also occur 200 metres west (dimensions: 450 by 300 metres) and 520 metres north (dimensions: 800 by 300 metres) of the major anomaly (see press release dated June 9, 2004 and refer to Ross River’s website). Mapping in the southeastern part of the major anomaly identified significant widespread areas of potassic and phyllic alteration related to disseminated and stockwork copper mineralization within the granodiorite host rock. One hundred seven rock chip samples were collected from outcrops and from trenches and road cuts at depths of 2 to 4 metres within this area. Individual samples were collected over widths of 0.2-7.0 metres.

La Langosta: Soil geochemical and IP/magnetometer surveys were carried out over a grid 2,200 metres by 1,800 to 2,500 metres in the La Langosta area. Prospecting and mapping was conducted over a small portion of the anomalous area to identify the origin of the IP chargeability anomalies. One hundred six rock samples were collected, including 95 chip samples, mostly from leached bedrock in hand-dug trenches at depths of 1 to 2 metres.

These results are extremely encouraging considering these are from preliminary sampling over a small part of the extensive anomalous areas of the Jocquistes, Cerro Colorado and La Langosta targets and are mainly from leached bedrock.

La Cetolla: Preliminary prospecting of the La Cetolla target east of the La Langosta area has confirmed the copper-gold porphyry extending over an area of 1,100 by 230 metres previously discovered by Placer Mexicana in the 1970’s. Subsequent exploration has extended this area to 1,575 by 430 metres and is open in all directions. Fifty-nine samples were taken from outcrops and from hand-dug trenches at depths of 1 to 2 metres. Fifty-three chip samples were taken from 61.7 metres of trenches and 59.6 metres of outcrops over widths of 0.3 to 5.40 metres.

The initial 2004 exploration program on the El Pulpo property was curtailed by the rainy season in early July. The Company has not received all the assays and re-assays from the drilling program of the Papaya and La Trucha gold-silver vein systems. These results will be released as soon as they become available. Reassays have been requested for those samples over the reportable limit. Data review, checking and compilation of the initial 2004 program is presently underway which will be followed by the planning of a major exploration and drilling program of El Pulpo to commence this October.

Victor Jaramillo P. Geo. and James R. Reeves P. Geo. were the Qualified Persons supervising exploration of these targets.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. Ross River has advised that it has applied for regulatory approval (granted March 24, 2005) of the Ross River Acquisition.

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

Expenditures to Date
During Fiscal 2004, the Company incurred $44 on this prospect. The proceeds from securities received pursuant to the agreement with Ross River was $37,910. $37,866 of excess recoveries has been charged to mineral properties revenue for Fiscal 2004. As at December 31, 2004, the Company is carrying this prospect at $1.

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

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. Ross River is maintaining its option on the property. The claims have expiry dates from December 31, 2013 to December 31, 2019.

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

Expenditures to Date
During Fiscal 2004, the Company renewed the licenses for a second three-year term. The Company’s portion (50%) of the lease deposit was $4,712 for this first year. Its portion of recoveries based on exploration work applied against previously paid lease deposits was $10,541. As at December 31, 2004, the Company had deferred costs of $39,337 on this prospect.

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

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. The Company is required to file a statement of work or remit fees based on $0.05 per acre in year one, $0.10 per acre in year two and $0.20 per acre in year three. The licenses expire on July 30, 2007.

The PV Prospect - Canada

The PV Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The initial 10 claims (40 units) comprising the PV prospect were acquired by staking by the Company’s predecessor (“Fairfield”) in October 2001 and are 100% owned by the Company. The Company added 26 single-unit PV claims by staking in February and June 2003, and also staked a separate block of 12 single-unit NIC claims during October 2003.

In March 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire must incur exploration expenditures totalling $1.3 million and issue 600,000 shares to the Company by January 10, 2007.

In May 2004, the Company completed the staking of an additional 22 mineral claims and was reimbursed by Spire for the costs of this work. These new claims partly overlap and substantially expand the previous PV and NIC claim groups, joining them into one contiguous block currently comprising 353 units or approximately 88 square kilometres.

Expenditures to Date
As at December 31, 2004, the Company had incurred $46,929 in acquisition and exploration costs on the prospect of which $33,835 was recovered by Spire who are earning their interest in the prospect. The deemed value of securities received pursuant to the option agreement with Spire was $14,000. As at December 31, 2004, the Company has $130,897 in deferred acquisition and exploration costs on the prospect.

Location and Access
The property is located approximately 50km west of Merritt, British Columbia and access to all but the (new) central claims is by road. The central claims are accessed by helicopter.

History and Recent Work
A preliminary program carried out in October 2001 consisted of prospecting and reconnaissance scale rock and soil geochemistry. This work resulted in the discovery of widespread and locally abundant gold bearing quartz vein float. Initial soil sampling at 50-meter intervals was conducted along a network of old logging roads and trails throughout the claim block. Analytical results from the 280 soil samples taken outlined anomalous gold and arsenic, mainly within the one square kilometer area containing the most abundant mineralized quartz float.

In 2002 field work consisted of initial coarse grid soil geochemistry, multiple stages of detailed (infill grid) soil geochemistry, minor portable auger (soil) sampling, substantial further prospecting and reconnaissance (rock, silt, soil) sampling, plus mechanical excavator trenching and test pitting with related mapping and rock/basal soil sampling. Totals of 1241 soil, 123 rock and 11 stream sediment samples were collected and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC for 35-element geochemical analysis.

The 2001-02 total of 1385 grid and road soil samples defined multiple element geochemical anomalies in the area of Bonanza Creek resulting in a 660-metre (2,165-ft.) trenching program undertaken in October 2002. Test pits were dug to a depth of five metres (16.4 ft.) at fifteen locations on the west side of Bonanza Creek but no bedrock was reached. Intermediate volcanic flows and pyroclastics with varying degrees of carbonate and clay alteration were uncovered by excavation on the east side of Bonanza Creek. Narrow north-trending quartz stringers were exposed and sampled but no significant gold values were returned.

The 2003 exploration work consisted of limited prospecting and reconnaissance geochemical sampling on the northern PV claims, and a five line-kilometre induced polarization (IP) geophysical test over the central Bonanza Creek area (PV 1 claim). Totals of 17 rock, nine stream sediment and two soil samples were collected and submitted to Acme Analytical Laboratories Ltd. in Vancouver, BC for 36-element geochemical analysis. The results identified several new gold ± arsenic ± antimony ± mercury stream sediment anomalies, and new occurrences of gold bearing quartz vein float. The IP survey results outlined two resistivity features which may be reflecting blind alteration zones related to vein structures underlying the main soil geochemical anomaly along central Bonanza Creek valley.

Work on and around the (then) separate NIC claim block in 2003 included prospecting, reconnaissance geochemical sampling, and minor hand trenching. Totals of 51 rock, 24 silt, and 68 soil samples were collected and tested for 36 elements by Acme Analytical Labs in Vancouver, BC. The silt sample results provided better definition of previously identified gold ± arsenic ± antimony ± mercury anomalies. The rock and soil sample results identified a two-kilometre long by roughly 500-metre wide gold-silver geochemical anomaly containing forty mineralized quartz vein float occurrences and one bedrock occurrence. Limited hand trenching on the bedrock occurrence (NIC Discovery Zone) intermittently exposed a < 0.5-metre to ~ 1.5-metre wide northeast trending subvertical quartz vein/breccia zone, over a strike length of about 20 metres. Ten channel samples taken at various sections across the exposures yielded gold and silver analyses ranging from 0.32 g/t to 6.15 g/t, and from 0.70 g/t to 56.7 g/t, respectively. Check assays on five of these samples reported gold values ranging from 0.89 g/t to 9.24 g/t, and silver values ranging from 3.4 g/t to 81.1 g/t.

In May 2004 the new claims joining the PV and NIC groups were staked to cover additional multi-element silt geochemical anomalies and gold-silver bearing quartz float occurrences located during previous regional sampling conducted by the Company.

Later in 2004 Spire carried out a two-phase exploration program at a total cost of $81,848. The first phase of exploration was conducted over the month of July. Work carried out included establishing, prospecting and soil sampling a control grid over the NIC Zone. A regional prospecting and silt sample survey was also conducted on the property’s central and northern areas. The second phase was carried out during the first week of November. This follow-up program included (a) a short extension of the NIC Discovery Zone hand trench, numerous soil test pits on the NIC gold-in-soil anomalies and (b) limited prospecting, seven reconnaissance soil lines and two-hand trenches in the newly identified gold Anomaly Clusters. A total of 38.65 Km of soil grid lines were sampled and a combined total 25 rocks, 997 soils and 90 silts were collected. All samples were analyzed for 36 elements by Acme Analytical Labs in Vancouver, BC.

The NIC Zone multi-element soil anomaly was expanded to a size of 2,600m by 900m. This soil anomaly is now closed in all directions, except to the northeast, where it appears to be narrowing to less then 100m wide. The individual element anomalies tend to have a northeastward trend, although a lesser northward trend has been noted. A number of soil test pits were dug on select gold-in-soil highs. Rock samples collected from these pits yielded sub-anomalous values. The two rock chip samples collected from the extension of the Discovery Zone hand trench reported 0.80 g/t and 0.67 g/t gold over 1.0m and 0.5m, respectively, extending established gold mineralization an additional 3.2 metres in one strike direction.

The regional silt sampling and prospecting survey successfully identified 18 early stage gold-in-silt geochemical anomalies, which collectively form three loosely defined gold anomaly cluster areas. Preliminary work on the Anomaly Cluster 1 area identified a strong, northeast trending, open-ended multi-element soil anomaly. Six one-metre contiguous rock chip samples collected from a 6.0m long hand trench, within this soil anomaly, returned gold analyses ranging from 0.19 g/t to 0.82 g/t.

In the Anomaly Cluster 2 area, preliminary soil and trench rock chip sampling returned generally sub-anomalous gold and pathfinder element (Ag, Mo, As, Sb, Hg) values. The overall geochemical response from three reconnaissance contour soil lines is weak. All trench rock samples were sub-anomalous in gold.

The very early-staged Anomaly Cluster 3 area includes two silt samples collected over a ~1.0 km range, with strongly anomalous gold values. A very brief visit was made to the area during the November follow-up work. A single grab rock sample collected from an outcrop of chlorite-altered basalt, with minor silica flooding, yielded sub-anomalous analytical values. The source of these two gold-in-silt anomalies remains unknown.

Geology and Mineralization
The newly expanded PV claim block is underlain dominantly by a northwest trending belt of Cretaceous volcanics and lesser sediments known as the Spences Bridge Group. These rocks include intermediate, locally felsic and mafic flows and pyroclastics with some sandstone, shale and conglomerate, as well as a younger basaltic unit differentiated as the Spius Creek Formation. The assemblage dips gently to the northeast and unconformably overlies Triassic-Jurassic mafic intrusive rocks exposed along the southwestern claim boundary. Locally, the assemblage in turn is overlain by Tertiary (Eocene) mafic to felsic volcanics. These younger volcanic units are cut by small (Miocene?) intrusions of intermediate composition, which may be part of a feeder system to them.

The major structural features in the prospect area are steeply dipping normal faults, parallel and subparallel with bounding regional fault systems. These faults have dominant north-south and NNW-SSE trends. Within the claim area, there are also several other orientations of prominent lineaments as interpreted from aerial photographs, topographic maps and field observations. Most of the major stream gullies (inferred structures) trend north to northeast, similar to the presently defined main soil geochemical and mineral occurrence trends.

Mineralization found to date includes approximately two hundred float occurrences of gold ± silver bearing quartz veins and breccias, as well as the insitu NIC Discovery Zone and Anomaly Cluster 1 showings. All of the occurrences exhibit compositions and textures typical of low sulphidation type epithermal systems. Most of the mineralized float is subangular in nature, indicating local sources. The majority of the float occurrences lie within a 2.5-square kilometre area (PV Zone) that straddles Bonanza Creek valley, and coincides with a multi-element soil geochemical anomaly, on the original 40-unit PV claim group. Preliminary fluid inclusion studies on a few quartz vein samples from this area have reported formation temperatures of ~200oC, indicating only shallow erosion of the source epithermal system.

The NIC Discovery showing is an irregular zone of quartz veins and silica flooding hosted in clay altered andesite (± basalt) tuffs, where vertical to subvertical dipping veins have orientations varying from due north to N.35oE (azimuth 035o). A locally prominent ridge extends northeastward from the discovery (trench) exposures, and roughly forms the long axis of the 2600m x 900m NIC Zone soil anomaly and mineralized quartz float trend.

The Anomaly Cluster 1 showing is situated five kilometres to the north-northeast of the PV Zone, along the same structural and geochemical trend. Exposed bedrock in the trench consists of limonitic quartz veins and breccias hosted in a variably porphyritic basalt. Individual quartz vein widths vary from one to six centimetres and have a relatively consistent orientation of 016o/50oE.

Planned work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned Fiscal 2005 exploration program with all work being conducted by Spire which is earning its interest in the prospect. Spire has advised the Company that future work plans include data compilation and further field work with the aim of defining drill targets for 2005.
Spire’s geological consultant has advised the Company that he has recommended to Spire the following programs:
a)	Mechanized trenching and rock sampling in the NIC Zone soil anomaly area.
b)	Detailed grid soil sampling, prospecting and additional hand trenching at Anomaly Clusters 1 and 2.
c)	Additional regional drainage prospecting and recon soil sampling of the Anomaly Cluster 3 area, as well as the northwest corner of the claim block.

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

In August 2003, the Company entered into an agreement with Kobex Resources Ltd. (“Kobex”) on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects. To earn an initial 50% interest Kobex must incur exploration expenditures of $50,000 by August 31, 2004 and issue 100,000 shares to the Company. To maintain the option in good standing, Kobex must incur a further $450,000 in exploration expenditures by August 31, 2007 and issue an additional 300,000 shares to the Company in installments of 100,000 shares by August 31, 2005, 2006 and 2007 respectively. Kobex can increase its interest to 60% by incurring a further $500,000 of exploration expenditures by August 31, 2008 and issuing a further 100,000 shares to Almaden. Upon commencement of commercial production, Kobex would be required to issue an additional 500,000 shares to Almaden. In January 2005, Kobex returned the claims comprising the Cabin Lake and Caribou Creek prospects to the Company but retained the MOR prospect.

Expenditures to Date
During Fiscal 2004, the Company incurred $391 of exploration on the prospect which was written off to operations. Deemed proceeds from securities received pursuant to the option agreement with Kobex was $30,500. As at December 31, 2004, the Company had deferred $31,524 in acquisition and exploration costs, net of proceeds, write-downs and recoveries, on the prospect.

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

During in Fiscal 2004, Kobex completed an induced polarization (IP) geophysical survey over the prospect which defined an 800 meter long linear chargeability anomaly that remains open along strike. This anomaly is coincident with significant mineralization identified in trenches and anomalous soil geochemistry. Kobex has provided Almaden with the results of a two hole diamond drill program that it completed in August, 2004. The holes were drilled roughly 100 meters apart and were designed to test the IP chargeability feature. Both holes intersected mineralization and alteration commensurate with a VMS system including massive sulphides. At this time there is insufficient geologic information to be able to determine the orientation of the massive sulphide units, including true widths. Hole MO04001 intersected significant alteration and mineralization from the collar to 25 meters depth. A further mineralised unit was intersected at roughly 42 meters depth in this hole. Analyses from these intersections are tabulated below:

From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver g/t	Gold g/t	Lead %
18	22.9	4.9	0.69	1.31	39.70	0.82	0.15
Including:
19.3	21.7	2.4	0.83	1.43	40.71	0.83	0.14
19.3	19.9	0.6	1.06	1.27	25.28	0.63	0.06
41.9	42.6	0.9	0.69	0.18	11.8	0.50	0.05

The second hole (MO04002) also encountered significant mineralization in two separate units. The first was intersected at roughly 23 meters depth and the second at roughly 66 meters depth. The results of the analyses from these intersections are tabulated below:

From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver g/t	Gold g/t	Lead %
23.30	27.05	3.75	0.17	0.76	12.95	0.17	0.11
Including:
24.50	24.85	0.35	0.44	2.17	26.20	0.41	0.27
66.12	68.00	1.88	0.97	0.21	19.78	0.35	0.05
Including:
67.30	68.00	0.70	1.23	0.37	37.65	0.50	0.12

The companies believe these results represent a new Cu-Zn-Au-Ag-Pb VMS system hosted by similar geologic units to that of the Kudz Ze Kayah and Wolverine VMS deposits which also occur in the Yukon-Tanana terrane. The initial discovery of the Kudz Ze Kayah deposit was made by Cominco Ltd. in 1994. Cominco (1999) reported a resource of 11.3 million tonnes grading 5.9% zinc, 1.5% lead, 0.9% copper, 133 g/t silver and 1.3 g/t gold. This was followed by the discovery of the Wolverine deposit in 1995 by Westmin and Atna (currently owned by Yukon Zinc Corporation). Drilling on the Wolverine deposit from 1995 to 1997 defined a resource in all categories (Westmin Resources Ltd., 1998) of 6,237,000 tonnes grading 12.66% zinc, 1.55% lead, 1.33% copper, 371 g/t silver and 1.76 g/t gold.

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

Drilling Results
During Fiscal 2004, Kobex completed two diamond drill holes totalling 185.3m to test IP geophysical anomalies on the MOR claims. The results are as reported above.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005 with all work being conducted by Kobex who are earning their interest in the prospect. Kobex has not yet advised the Company concerning a work plan for 2005. The claims are in good standing until April 29, 2012 through to April 29, 2015.

The SAM Prospect - Canada

The SAM Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The initial staking of 43 claim-units (1,075 hectares) was undertaken in late 2003. During 2004, further staking expanded the prospect to 140 claim-units (3,500 hectares). In January 2005, a closely adjacent SAMS (Sam South) block comprising 300 BCGS grid cells (~6,190 hectares) were acquired via the new BC Minerals Titles Online system. All claim-units are 100% owned by the Company.

Expenditures to Date
During Fiscal 2004, the Company incurred $13,909 in staking costs and $33,152 in exploration costs. As at December 31, 2004, the Company had incurred $57,599 in acquisition and exploration costs on the property.

Location and Access
The prospect is readily accessible by road, 25 kilometres northeast from Lytton on the Trans-Canada Highway.

History and Recent Work
Pre-acquisition work during 2003 consisted of prospecting and recon geochemical sampling based on follow-up of a government (BC-RGS) regional gold stream sediment anomaly. This program generated 22 rock, 41 silt, and 14 soil samples. The 2004 assessment work program included minor access road improvements, further prospecting and recon sampling (25 rocks, 8 silts), approximately 21 line-km of roadcut soil sampling (417 soils), and limited hand trenching at three sites (16 rock chip samples). All of the samples collected to date have been tested for 36 elements, by Acme Analytical Laboratories in Vancouver, BC.

The rock sampling identified variable grade gold and lesser silver mineralization in a number of widely scattered quartz float occurrences, and in two major insitu vein showings named Discovery and JJ.

The soil and stream sediment sampling outlined two broad areas of gold-arsenic-antimony ± mercury enrichment which include and encompass the Discovery and JJ mineral zones.

Geology and Mineralization
The prospect area is underlain by a northwest-southeast trending shallowly dipping sequence of intermediate and mafic volcanic rocks of the Cretaceous Spences Bridge Group. Sill-like bodies of feldspar porphyry are also present, and felsic dyke (?) rubble has been noted in a few localities. The ages and relationships of these rocks to the main volcanic assemblage are presently unknown.

Major structural features in the local area are north-south oriented high angle normal faults. Two, east to ENE-trending, vague lineaments in the central property area are discernible from aerial photographs, topographic maps and limited field observations. These easterly striking features are roughly parallel with the main soil geochemical anomaly trends and mineral showings identified to date.

Quartz hosted gold and lesser silver mineralization has been identified in widely scattered float occurrences, and in two major vein showings, located on the SAM 1 and SAM 2 claims. All of these occurrences exhibit compositions and classic textures typical of low sulphidation epithermal veins and breccias. The styles of mineralization include massive multiphase vein, multistage breccia, stockwork veinlet, and pyritic silica-carbonate replacement of hostrock. Disseminated pyrite and specular hematite also occur in both quartz matrix and hostrock clasts at the Discovery Showing. Fluid inclusion studies of two vein rubble samples from the discovery area have reported formation temperatures in the range of <200oC to 210oC, indicating minimal erosion of the epithermal system at this site.

The (2003) Discovery Showing represents a large but low grade vein breccia zone having an estimated 4.2m true width over which the 2004 channel sampling returned gold analyses ranging from 0.34 g/t to 0.48 g/t, with negligible silver. This zone trends ENE and is subvertical. Better grade rubble (1.21 to 2.16 g/t Au) occurs ~250m along strike.

The newly discovered high grade JJ Showing is situated nearly three kilometers to the southwest of the Discovery Vein, on a subparallel ENE structural trend. It consists of a moderately dipping zone containing two closely spaced veins (Jan & Jodi Veins) and intensely altered andesite wallrock having an estimated combined 2m true width. Channel sampling of the JJ exposure has yielded gold assays of 12.79 to 53.38 g/t from vein material and 4.49 to 9.15 g/t from the selvages. Corresponding sample silver assays range from 13 to 36 g/t (in vein) and 4 to 7 g/t (in the selvages).

Planned Work Program - Fiscal 2005, Ending December 31, 2005

The Company has planned a 2005 exploration program to include the following: further prospecting and recon rock/silt geochemical sampling, geological mapping, grid based soil geochemical sampling, and mechanized trenching on both the Discovery and JJ mineral zones at a budgeted cost of $70,000.

The Cabin Lake Prospect - Canada

The Cabin Lake prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The 122 original claims comprising the Cabin Lake prospect were acquired by staking between March and September 1997 by the Company’s predecessor (“Fairfield”). The claims were transferred to the Company upon amalgamation and are owned 100% by the Company.

In August 2003, the Company entered into an agreement with Kobex Resources Ltd. (“Kobex”) on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects. During April 2004, 103 of the Cabin Lake claims were allowed to lapse. In January 2005, Kobex returned the 19 remaining claims comprising the Cabin Lake prospect to the Company.

Expenditures to Date
During Fiscal 2004, the Company incurred $2,502 in maintenance costs on this prospect, $1,995 of which was recovered from Kobex. The deemed value of securities received from Kobex pursuant to the option agreement was $18,300. At December 31, 2004, the Company wrote-off $17,206 of costs incurred on this prospect and is carrying it at $1.

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

In the southern half of the property (South Area) partly underlain by a granitic intrusion, widely spaced grid soil sampling (200m X 50m) outlined a number of coincident copper-molybdenum anomalies over an area of 200m by 1500m, with peak values of 640g/t Cu and 68 g/t Mo.

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

Local porphyry-type alteration and quartz stringers carrying chalcopyrite-molybdenite mineralization are hosted by granodiorite in the south area. Angular quartz float indicative of larger individual veins (10-30cm wide) occurs in linear topographic depressions.

Infrastructure
There is no infrastructure in place.

Drilling Results
No drilling has been carried out on the prospect to date.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. The claims are in good standing to April 14, 2005 and will be renewed beyond that date by payment of cash-in-lieu of work in the event that no new joint venture partner is found.

The Caribou Creek Prospect - Canada

The Caribou Creek prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The 48 claims comprising the Caribou Creek prospect were acquired by staking by the Company’s predecessor (“Fairfield”) during April, September 1997 and August 1998. The claims were transferred to the Company upon amalgamation and are owned 100% by the Company.

In August 2003, the Company entered into an agreement with Kobex Resources Ltd. (“Kobex”) on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects. In January 2005, Kobex returned the claims comprising the Caribou Creek prospect to the Company.

Expenditures to Date
During Fiscal 2004, the Company incurred no costs on this prospect. The deemed value of securities received from Kobex pursuant to the option agreement was $12,200. At December 31, 2004, the Company wrote-off $22,799 of costs deferred on this prospect and is carrying it at $1.

Location and Access
The Caribou Creek prospect is located in the Watson Lake Mining District of Yukon Territory, 180 kilometres east of Whitehorse and 180 kilometres west of Watson Lake. The prospect is accessed by helicopter from Morley River on the Alaska Highway, which is located about 30km south of the area.

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

The prospect was optioned to Brett Resources Inc. (“Brett”) in 1999 which carried out limited geological mapping and rock sampling. Brett relinquished its option on December 31, 1999.

Geology and Mineralization
The prospect is primarily underlain by a package of Paleozoic metavolcanic and metasedimentary schists, which are overlain (either structurally or stratigraphically) by Mississippian limestone. A variety of small intrusive bodies are present, at least some of which intrude both the schist and limestone.

Strongly disseminated pyrite is present within certain schist layers in the central and western property area, and may represent stratiform syngenetic type mineralization. These gossanous schist horizons are hosted within a bimodal volcanic sequence in the vicinity of strong copper, lead, zinc, silver and gold soil geochemical anomalies.

Infrastructure
There is no infrastructure in place on the prospect.

Drilling Results
No drilling has been carried out on the claims.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. The claims are in good standing until various dates ranging from September 4, 2005 through April 14, 2010.

The Tim Prospect - Yukon Territory

The Tim Prospect is without known reserves and all work done by the Company’s predecessor (“Fairfield”) on the prospect has been exploratory in nature. No work has been conducted on the prospect since 1988.

Option to Acquire Interest
The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date
During Fiscal 2004, the Company incurred $1,050 of costs to maintain this prospect. As at December 31, 2004, the Company has written off all acquisition and exploration costs and is carrying this prospect at $1.

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

In 1988 work included road construction, line cutting, soil sampling, induced polarization (IP) geophysical surveys, and excavator trenching. Eighteen trenches totalling 2712 linear metres were excavated in two mineralized areas named North and South Zones. The 1988 soil geochemical survey involved higher density sampling within the anomalous areas outlined by prior (1984/86) sampling.

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

Drilling Results
No drilling has been conducted to date.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no work program planned for Fiscal 2005. A joint venture partner is being sought to fund potential future work.

The Meister River Prospect - Canada

The Meister River Prospect is without known reserves and all work by the Company’s predecessor (“Fairfield”) on the prospect has been exploratory in nature. No work has been conducted on the prospect since 1986.

Option to Acquire Interest
The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date
During Fiscal 2004, the Company incurred $735 in maintenance costs on this prospect. As at December 31, 2004, the Company has written-off all acquisition and exploration costs and is carrying this prospect at $1.

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

Following the 1986 program, additional diamond drilling was recommended for the West Zone to test for sulphide mineralization at depth but this work has not been carried out. As at December 31, 2004, all except seven of the claims have been allowed to lapse.

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

Planned Work Program-Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. The Company is seeking a joint venture partner to fund potential future work.

The Merit Prospect - Canada

The Merit Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The Merit claim group comprises about 1,700 hectares (17 sq. km) and was acquired by staking during 2004 and early 2005 and is 100% owned by the Company.

Expenditures to Date
During Fiscal 2004, the Company incurred $7,202 in staking costs and $11,188 in exploration costs on the prospect. As at December 31, 2004, the Company had deferred $18,390 of costs on the prospect.

Location and Access
The prospect is readily accessible by road, 30 kilometres west of Merritt, British Columbia.

History and Recent Work
Pre-acquisition work during July to September 2004 consisted of prospecting and recon geochemical sampling, based on follow-up of earlier government (BC-RGS) and Company-generated regional gold stream sediment anomalies. This program generated 71 rock, 56 silt, and 16 soil samples. Following initial claim staking, in September-October 2004, further similar work was carried out which generated an additional 28 rock and 109 soil samples. All of the samples were tested for 36 elements, by Acme Analytical Laboratories in Vancouver, BC.

The rock sample results have identified numerous gold-silver bearing quartz (± calcite) float occurrences, and insitu quartz-carbonate alteration/mineralization along two major northerly (to NNE) - trending structures. Initial grid soil sampling conducted over an area of 800 metres by 200 metres on one segment of the main structure has outlined a multi-element anomaly.

Geology and Mineralization
The Merit prospect is underlain dominantly by the northwest trending belt of intermediate to mafic volcanics and minor sediments of the Cretaceous Spences Bridge Group. This assemblage dips gently to the northeast and is locally overlain by Tertiary (Eocene) mafic to felsic volcanics. Major structural features in the local area are north to northeast trending, steeply dipping normal faults. One such feature, situated adjacent to the eastern claim boundary, is a prominent structural break that extends northward for over 40 kilometres through to and beyond the Highland Valley porphyry copper producing district.

Within the claim area, all of the (float and bedrock) mineral occurrences found to date show characteristics of low sulphidation type epithermal veins and breccias.

The main or El Gordo structure has been traced intermittently along a strike length of 2,700 metres and is highlighted by two segments of exposed alteration and mineralization called Discovery Hill and Sullivan’s Ridge zones. Both of these zones are characterized by intense iron carbonate-hematitic silica and clay alteration containing elevated to strongly anomalous values of one or more of the epithermal suite trace elements arsenic, antimony, mercury, barium, plus copper and manganese. The more prominent Sullivan’s Ridge consists of a 10- to 50-metre wide zone that is readily traceable in outcrop and talus over a length of 750 metres. Locally abundant quartz vein and carbonate-quartz breccia rubble occurs within the alteration envelope. Rock samples of this material from random sites along the zone have yielded anomalous gold and silver analyses.

A second, parallel northerly trending structure has been identified 1.5 kilometres to the west of El Gordo. This structure is characterized by the West Zone quartz vein and rubble train which has been traced over a 350-metre strike length. Initial hand trenching across this zone at three closely spaced intervals has revealed a massive hematitic quartz vein having true widths of 1.5 to 2.5 metres. Ten continuous chip samples across the vein have returned anomalous gold, silver, copper, arsenic, antimony, barium and mercury analyses.

The nature of the alteration and mineralization found to date at Discovery Hill, Sullivan’s Ridge and West zones, including the presence of high mercury and barium values, suggests that these zones may represent the very upper reaches of an epithermal system.

Planned Work Program - Fiscal 2005, Ending December 31, 2005

The Company is currently planning a 2005 exploration program to include detailed prospecting, grid based soil geochemical sampling, geological mapping, and trenching at a budgeted cost of $70,000.

The Logan Property - Canada

The Logan Property contains an inferred mineral resource of 13.08 million tonnes (14.42 million tons) grading 5.10% zinc and 23.7 gm/tonne (0.69oz/ton) silver, as recently re-estimated by an independent party to comply with the Canadian Securities Administrators (CSA) National Instrument 43-101 standards (Form 43-101F1).

Interest
The Company owns a 40% carried interest in the property, acquired from its predecessor (“Fairfield”) through amalgamation. The owner of the 60% joint venture interest is required to fund 100% of exploration expenditures until a production decision is made, at which time the Company may elect to pay its proportionate share of future expenditures after the production decision or convert its property interest into a 15% Net Profits Interest. In 2003, the 60% owner agreed to sell its joint venture interest to Expatriate Resources Ltd. (“Expatriate”). To simplify documentation, a new agreement was entered into at this time directly between the Company and Expatriate with all details of the previous agreement remaining the same. In late 2004 Expatriate was restructured into two successor corporate entities, resulting in a transfer of the 60% joint venture interest to one of the successors named Yukon Zinc Corporation.

Expenditures to Date
During Fiscal 2004, the Company incurred no costs on this prospect. As at December 31, 2004, the Company has written off all acquisition and exploration costs and is carrying this property at $1.

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

In early 2003 Expatriate purchased a 60% joint venture interest in the property from Energold Minerals Inc. (formerly Total Energold) and became the operator of the project. A baseline environmental survey was conducted in and around the property in advance of further exploration and/or engineering studies. Staking of the LOGAN 107 to 152 and STRIP 1 to 4 mineral claims was completed to cover areas of potential infrastructure. Core storage facilities at the old exploration camp were refurbished and core inventoried for future examination.

In November 2003, Expatriate commissioned Hatch Associates Ltd. (”Hatch”) to complete a resource estimate and data compilation as part of an Independent Technical Report to NI 43-101 standards. Hatch completed this assignment with the assistance of Mr. Gary Giroux, P.Eng., while Hatch’s Qualified Person for this assessment is Mr. Callum Grant, P.Eng. who visited and inspected the property in October 2003. The resource estimation portion of the report was released on March 24, 2004.

The Hatch re-estimation of resources at Logan uses the block model method, with Kriging applied to the assay data from 58 drill holes completed in the Main Zone during 1986-88. The model relies wholly on this historical drill-hole information and does not include any new exploration data. The model is constrained by geologic boundaries to mineralization as interpreted on 23 cross-sections of the Main Zone over a 1.53 km (0.95 mile) strike length. No mineralized intercepts are included from the East or West Zones. The published Inferred Resource of 13.08 MT grading 5.10% Zn and 23.7 g/t Ag uses a 3.5% zinc-equivalent cutoff that is based upon metal prices of US 43 cents per pound zinc and US$5.50 per ounce silver, with recoveries of 94% and 64% respectively.

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

Planned Work Program - Fiscal 2005, Ending December 31, 2005

The Company has no planned exploration program for Fiscal 2005. Yukon Zinc Corporation has renewed the Yukon Government permits required for exploration land use and winter road access. No exploration work is currently planned for Fiscal 2005 by Yukon Zinc with exception of some possible property maintenance (e.g. claim tagging).

The Yago Prospect - Mexico

The Yago prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

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

In Fiscal 2002, the Company optioned the project to Ascot Resources Ltd. (“Ascot”). Under the terms of the agreement, to earn an initial 50% interest Ascot had to issue 300,000 shares to the Company and incur exploration expenditures of US$1,000,000 within two years. Ascot relinquished their option in Fiscal 2003.

During Fiscal 2004, the Company completed the acquisition of a 100% interest in the Guadalupe claim for US$15,000 plus value added tax and a 100% interest in the Sagitario claim for US$10,000 plus value added tax. The Company also completed documentation for the purchase of the Don Alonzo claim.

Expenditures to Date
During Fiscal 2004, the Company incurred $43,960 in acquisition costs and $27,643 in exploration costs on this prospect, primarily on the payment of Mexican mining taxes and duties to keep the property in good standing. During Fiscal 2004, the Company wrote the prospect down by $647,629. As at December 31, 2004, the Company had deferred costs of $223,479 on the prospect.

Location and Access
The Yago prospect is located in the state of Nayarit, on the Pacific Coast of Mexico. The claims encompass the town of Yago, which is located by paved road approximately seven kilometers from Highway 15, which is the major thoroughfare from the United States to Mexico. Yago is located roughly 50 kilometers north of Tepic, the capital of Nayarit.

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

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. The Company considers the prospect to have potential for a high-grade gold vein deposit. The next step in the exploration process is an aggressive program of diamond drilling designed to develop a high-grade resource. The Company will maintain the prospect and seek to consolidate its interest in the area by acquiring further claims that may become available in the area. The project will be presented to potential joint venture partners

The Galeana Prospect- Mexico

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

During Fiscal 2002, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid had to maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by July 31, 2006. In January 2005, Grid terminated its option on the property.

Expenditures to date
During Fiscal 2004, the Company incurred $206,590 in exploration on this prospect. $224,966 was recovered from Grid, who were earning their interest in the prospect, for current and previous years expenditures. The deemed value of securities received from Grid pursuant to the option agreement was $12,000. At December 31, 2004, the Company wrote-off $87,895 of costs deferred on this prospect to operations and is carrying it at $1.

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

At the Miguel Ahumada zone, Grid reported that fault breccia, epithermal quartz veining and quartz vein breccia, has been traced for over 500 meters. The zone, where exposed by a number of open cuts, pits and adits, varies from 1 meter to more than 3 meters in thickness. Four grab samples of banded quartz vein clasts from a breccia were taken by Grid in the Ahumada adit. Four surface samples of quartz float were taken by Grid 150 meters to the northeast of the eastern-most opening. Two anomalous soil samples taken 150 meters to the north of the above-mentioned high-grade quartz float, indicate the presence of an undiscovered auriferous vein and represent a high priority target for follow-up work. Along strike to the southwest of the Ahumada zone, results of soil sampling and quartz vein float sampling has extended the zone 200 meters and indicates the zone is open to the southwest. I.P. surveys carried out over the four lines crossing the Ahumada trend suggest that several parallel veins may be present. One kilometre north of the Ahumada zone, the Falda Norde structure sampling by Grid returned anomalous to highly anomalous gold values from rock and soils over a 800 meter strike length. The best results were returned from a chip sample taken in the Falda Norde adit across a zone of banded limonitic epithermal veining, vein breccia and clay gouge.

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

Grid’s late 2004 drill program tested one of the vein systems identified on the property, the Miguel Ahumada zone.

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

An excerpt from Grid’s December 26, 2004 news release on the second phase of drilling follows:

“The drill program, consisting of 3 diamond drill holes totaling 560 meters, tested the San Miguel Ahumada zone, one of three major vein structures on the property. All three holes intersected zones of brecciation with local zones of silicification and minor quartz veining. The highest value was intersected in hole GAD04-05, where a 0.73 meter core interval from 129.12 meters to 129.85 meters assayed 5.01 g/t gold.”

Almaden is waiting for a detailed geological report from Grid which would better enable an assessment of the results. Grid did not test this structure further.

Planned Work Program for Fiscal 2005, ending December 31, 2005
The Company will review the Grid drill report when received and consider further work based on this data.

The Santa Maria Prospect - Mexico

The Santa Maria Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V. The Cerro Grande claim was acquired directly by staking. This project falls under the area of influence of the BHP Billiton World Exploration Inc. (“BHP”) joint venture discussed below, and under terms of this joint venture it has been offered to BHP.

Expenditures to Date
During Fiscal 2004, the Company incurred $14,109 in exploration costs on the prospect and wrote $50,000 of deferred costs off to operations. As at December 31, 2004, the Company had $25,752 in deferred costs on the prospect.

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

History and Recent Work
Several limited, surficial historic workings exist on the prospect, however their age is unknown. To the Company’s knowledge, no recent work has been carried out on the prospect other than that done by the Company.

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

Exploration Results
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

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company expects that BHP will quitclaim the property to Almaden. If this happens, the Company will then formulate an exploration plan.

The Guadalupe Prospect - Mexico

The Guadalupe Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
During Fiscal 2003, the Company’s subsidiary acquired 100% interest in the La Bufa claim by staking.

In February 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid can increase its interest to 60% by incurring an additional US$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.

Expenditures to Date
During Fiscal 2004, the Company incurred $25,022 in acquisition and exploration on this prospect. $3,420 was recovered from Grid, who is earning its interest in the prospect. The deemed value of securities received from Grid pursuant to the option agreement was $31,000. As at December 31, 2004, the Company is carrying this prospect at $3,428.

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

A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters with an aggregate length of all veins mapped of 3.9 kilometers. Over 1.6 kilometers of this vein strike length, widths vary from 1 to 7.8 meters in true thickness. To date 47 chip samples have been collected from 33 locations along this section of the vein system.

A drill program was carried out by Grid in December, 2004. The program consisted of 666.15 metres in 5 holes, the longest of which was 241.9 metres (hole GUD04-01A). The holes were drilled in three locations along a roughly 137 metre strike length of the vein system. The first hole drilled (GUD04-01) encountered shallow historic workings and was stopped at 58.75 metres depth, however the last sample before the opening was encountered returned 1.55 g/t Au and 91.1 g/t Ag over 0.4 metres. Hole GUD04-01A was drilled at the same location and underneath this first hole. Holes GUD01-02 (120.5 meters deep), GUD01-03 (115 metres deep) and GUD01-04 (130 metres deep) were drilled 43, 92 and 137 meters respectively northwest along strike from the collar of holes GUD01-01 and 01A. The most important intersections from these holes are tabulated below:

Hole Number	From	To	Width	Gold (g/t)	Silver (g/t)
GUD04-01	58.35	58.75	0.40	1.55	91.1
GUD04-01A	63.0	63.46	0.46	3.23	195
GUD04-01A	76.49	78.15	1.66	1.56	69.8
Including	76.49	77.23	0.74	2.29	63.4
GUD04-02	70.96	73.20	2.24	0.41	21
Including	72.51	73.2	0.69	0.714	41.6
GUD04-02	84.80	86.70	1.90	0.25	20.7
Including	86.16	86.70	0.52	0.40	40.5
GUD04-03	64.38	66.00	1.62	9.00	447
Including	64.38	65.20	0.82	17.15	787
GUD04-03	68.91	70.52	1.61	8.70	503
GUD04-03	84.00	86.20	2.2	1.35	55.6
GUD04-03	95.40	96.90	1.50	5.96	52.4
Including	96.18	96.90	0.72	9.48	87.1
GUD04-04	73.18	73.70	0.52	2.87	363
GUD04-04	107.71	108.57	0.86	2.50	109
GUD04-04	121.63	122.45	0.82	1.765	80.8

Almaden believes these results to represent four pierce points along roughly 10% of the 1.4 kilometre strike length of the Bufa vein system controlled by Almaden and Grid. The intersections represent brecciated quartz vein systems, of which there are clearly several parallel veins as indicated by hole GUD04-03 which intersected four zones of veining and brecciation all of which returned significant gold and silver values. Grid has informed Almaden that at this time there is not enough geologic information to accurately determine the true widths for the intersections.

Geology and Mineralization
The La Bufa vein is a banded, brecciated, low-sulphidation, epithermal quartz vein that is crosscut by a series of en echelon veins varying in length from 30 centimetres to 7.8 metres true thickness. The veins are variably mineralized with pyrite, hematite and limonite.

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005 with all work being conducted by Grid who are earning their interest in the prospect. The Company expects that Grid will plan further drilling.

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

Santoy and the Company acquired the San Pablo concession from the Mexican government in a public auction held in Mexico City on February 22, 2002 for US$150,000, payable in installments. Yearly installments are optional and the joint venture is not obligated to make these if the concession is relinquished. During Fiscal 2004, the Company and Santoy relinquished the concession.

Expenditures to Date
During Fiscal 2004, the Company incurred no costs on the prospect and as at December 31, 2004, had written all deferred costs off to operations and is carrying the prospect at $1.

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

Planned Work Program - Fiscal 2005, Ending December 31, 2005
The Company has no planned exploration program for Fiscal 2005. A limited metallurgical test indicated low concentrate grades form the material tested. If any new exploration results on the property were encouraging, further testing would be indicated to determine how to achieve high concentrate grades. The Company and Santoy plan to conduct a review of the exploration data.

BHP Billiton Joint Venture - Mexico

On May 9, 2002, the Company entered into a joint venture agreement (“Joint Venture”) with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico. Under terms of the Joint Venture, each company advanced U.S.$200,000 for exploration in the first year. The parties are negotiating an agreement whereunder, to earn a 51% interest in a Project Area designated under the Joint Venture, BHP must incur an aggregate of U.S.$750,000 for exploration on the Project Area on or before the 7th anniversary of the Agreement (of which U.S.$250,000 must be expended by the 5th anniversary, after which both companies are committed to fund a further U.S.$750,000 of exploration. If either company fails to make its contribution, it would be diluted. If a party’s interest is diluted to below 10%, such interest is conveyed to the non-defaulting party in return for a 2% net smelter return royalty. If both companies maintain their interest of funding, BHP can earn a further 19% interest in each Project Area by incurring the lesser of:
(i)	all expenditures to complete a Feasibility Study on the Project Area; or
(ii)	aggregate expenditures of U.S.$25,000,000 on the Project Area.

An additional 10% interest in a Project Area can be earned by BHP by incurring all expenditures to bring such Project Area into Commercial Production.

Initial helicopter-borne reconnaissance programs were completed in May 2003 and March 2004 over the areas of interest of the joint venture program. A 100% interest was acquired by staking in two prospects identified during this program. The prospects, named Fuego and Cerro Colorado, are located very close to one another in Oaxaca State. Both projects were offered to BHP under terms of the joint venture agreement. BHP determined that the prospects were not copper prospects, and has quit claimed its interest in the two prospects back to the Company.

Item 5. Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004 appearing under Item 17 - Financial Statements and listed under Item 19 - Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as presented in Note 17 to the consolidated financial statements included herein.

The Company is in the business of acquiring and exploring mineral properties and prospects in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide, in whole or in part, funding for development and exploitation. At that stage, the Company’s operations would, to some extent, be dependent on the world market prices of any minerals mined. The Company does not have producing properties and operations on its properties and prospects are exploratory searches for mineable deposits.

Fiscal 2004 compared to Fiscal 2003
The Company’s operations during the year ended December 31, 2004 (“Fiscal 2004”) produced a net loss of $3,065,803 or $0.11 per share compared to $1,326,305 or $0.06 per share for the fiscal year ended December 31, 2003 (“Fiscal 2003”). The significant fluctuation in net loss is primarily due to an increase in the write-down of interests in mineral properties and the expense recognized for stock options granted during the year.

The Company has no revenue from mining operations. Revenue currently consists of proceeds received from mineral properties option agreements in excess of the properties carried value, interest income and the recovery of value-added tax in Mexico, all of which increased during Fiscal 2004 as compared to Fiscal 2003.

General and administrative costs were $705,826 during Fiscal 2004 compared to $605,763 during Fiscal 2003. This increase was primarily due to an increase in travel and promotion due to the Company’s participation in numerous investment conferences throughout the year including the Vancouver Investment Conference, the Prospectors and Developers Association Conference, the New York Institutional Gold Conference, the Las Vegas Precious Metals Conference and the San Francisco Precious Metals Conference. The Company also engaged Roth Investor Relations Inc. of New Jersey to introduce senior management to various fund managers in eastern United States. General exploration costs were $539,794 in Fiscal 2004 compared to $439,503 in Fiscal 2003. This increase was primarily due to the purchase of satellite imagery and data maps at a cost of $183,472.

Significant non-cash expenses include the write-down of interests in mineral properties, stock option compensation and income tax recovery. Write-down of interests in mineral properties during Fiscal 2004 increased to $903,358 as compared to $105,666 during Fiscal 2003. This write-down is based on managements evaluation of the carrying value of each mineral property interest held. Stock option compensation during Fiscal 2004 increased to $1,234,782 as compared to $220,000 during Fiscal 2003. This expense is directly related to the number of stock options granted during any fiscal year. A future income tax recovery was recorded upon the adoption of the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense. The impact of this adoption was a future income tax recovery of $338,400 in Fiscal 2004.

Fiscal 2003 compared to Fiscal 2002
The Company’s operations during the year ended December 31, 2003 (“Fiscal 2003”) produced a net loss of $1,326,305 or $0.06 per share compared to $3,198,025 or $0.16 per share for the fiscal year ended December 31, 2002 (“Fiscal 2002”). The significant fluctuation in net loss is primarily due to the expense for mineral properties interests write-downs of $105,666 during Fiscal 2003 compared to $2,180,738 during Fiscal 2002.

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

Liquidity and Capital Resources

Fiscal 2004 Ended 12/31/2004
At the end of Fiscal 2004, the Company had working capital of $4,659,617 compared to $5,100,785 at the end of Fiscal 2003 and cash and cash equivalents of $4,125,706 at the end of Fiscal 2004 compared to $4,838,914 at the end of Fiscal 2003. The decrease in cash is primarily due to an increase in investment in mineral properties during Fiscal 2004. Also, the market value of the Company’s inventory of gold bullion at the end of Fiscal 2004 was $843,599 - $568,831 above book value and the market value of equity securities at the end of Fiscal 2004 was $1,045,147 - $540,393 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. Also, included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next several years. The Company has no long-term debt.

Cash used for operating activities during Fiscal 2004 was $1,212,115 after adjusting for the non-cash activities compared to $911,766 during Fiscal 2003. Significant non-cash expenses are discussed above.

Cash flows from financing activities during Fiscal 2004 were $2,071,427 compared to $5,779,301 during Fiscal 2003. The source of cash during Fiscal 2004 is from the completion of private placement financings ($1,722,250), the exercise of share purchase warrants ($1,503,438) and the exercise of stock options ($290,000). In January 2004, the Company completed a private placement of 1,300,000 common shares raising proceeds of $1,699,435 net of issue costs. These funds were received prior to December 31, 2003 and were recorded as a subscription for shares. In August 2004, the Company completed two flow-through private placement financings issuing a total of 420,000 common shares at $2.25 per share raising proceeds of $849,415 net of issue costs. Please see Note 9 to the consolidated financial statements for the year ended December 31, 2004 for further details.

During Fiscal 2004, Almaden had net proceeds from the sale of equity securities in excess of purchases of $22,689 compared to $244,768 during Fiscal 2003. This relates to the investment of excess cash in investments earning a higher rate of interest. During Fiscal 2004, $173,747 was invested in property, plant and equipment, primarily the purchase of vehicles to be used in exploration in Mexico, a geological data base and IP survey equipment, compared to $247,879 during Fiscal 2003. During Fiscal 2004, investments of $1,421,462 were made in mineral properties interests, primarily the Elk property in British Columbia ($912,549) and the acquisition of several new interest in British Columbia and Mexico compared to $990,477 during Fiscal 2003. These investments are net of any proceeds received from option agreements and costs recovered. There were no gold sales during Fiscal 2004 and Fiscal 2003.

Fiscal 2003 Ended 12/31/2003
At the end of Fiscal 2003, the Company had working capital of $5,100,785 compared to $1,521,627 at the end of Fiscal 2002 and cash and cash equivalents of $4,838,914 at the end of Fiscal 2003 compared to $964,967 at the end of Fiscal 2002. The significant increase in cash is primarily due to the issuance of capital stock. In addition, the market value of the Company’s inventory of gold bullion at the end of Fiscal 2003 was $859,681 - $584,913 above book value. The market value of marketable securities at the end of Fiscal 2003 was $1,268,497 - $899,211 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. Also, included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next several years. The Company has no long-term debt.

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

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2009. During Fiscal 2005, the Company intends to pay $1,995 cash-in-lieu of work on its Cabin Lake claims to keep them in good standing. The Company must pay $1,500 yearly for mineral lease rent on its Elk property. The Company renewed its Rock River coal licenses in Fiscal 2004 for a three-year term. The cost to Almaden (50%) will be $9,385 in Fiscal 2005 and $18,770 in Fiscal 2006. Should the Company not option its Galeana and As de Oro prospects in Mexico by the time their next option payments are due, the Company intends to make the payments of $14,250 each (U.S.$10,000 plus value added tax). All other property options payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. In January 2005, the Company entered into a letter agreement to fund the purchase of a man portable drill at an estimated cost of $200,000 of which $105,000 has been advanced to date. Table No. 4 lists these contractual obligations as at February 28, 2005.

Table No. 4
Contractual Obligations of the Company
	Payments due by period

	Total	less than 1 year	1 - 3 years	3 - 5 Years	more than 5 years
Operating lease obligations	$145,935	$34,155	$111,780	-	-
Mineral property acquisition/ maintenance payments	61,650	41,380	$20,270	-	-
Property, plant and equipment acquisition	95,000	95,000

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

Critical Accounting Policies
The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. There are two policies that due to the nature of the mining business may not be readily understood. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

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

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2004. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in accounting principles
Stock-based compensation
The Canadian Institute of Chartered Accountants (“CICA”) amended the stock option compensation and other stock based payments accounting standard during 2003. The Company early adopted the standard and the consolidated financial statements for the years ended December 31, 2004 and 2003 reflect this. This change has been applied retroactively and the consolidated financial statements for 2002 have been restated. The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025. Please see Note 2(j) and 3 to the audited consolidated financial statements for the year ended December 31, 2004 for further details.

Flow-through shares
The Emerging Issues Committee - 146 amended the accounting standard with respect to flow-through shares during 2004. The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. The Company adopted the standard and the consolidated financial statements for the year ended December 31, 2004 reflect this.
Asset retirement
The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. Please see Note 3(c) to the audited consolidated financial statements for further details.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada.

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes(1) John D. McCleary(2) Joseph Montgomery Morgan Poliquin(2) Gerald G. Carlson(1) Donald Lorimer(1) (2)	64 67 64 77 33 59 71	February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) February 1, 2002(3) November 17, 2003
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

Table No.6 lists the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents and citizens of Canada.

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin Dione Bitzer	President and Chief Executive Chief Financial Officer	64 44	February 1, 2002(4) February 1, 2002(4)
(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996. Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation. He gained international experience with major mining companies where he participated in several important mine discoveries. Mr. Poliquin has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. He also serves as a director of Motapa Diamonds Inc., a public company exploring for diamonds in Africa. Mr. Poliquin spends all of his time of the affairs of the Company and is the father of Morgan Poliquin.

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

Joseph Montgomery, Ph.D., P.Eng. is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. Mr. Montgomery also serves as a director of the following junior resource companies:

a.	Abitibi Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.
b.	Sedex Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.
c.	Anglo Minerals Ltd., a company with coal and tar sands deposits listed on the TSX-V.
d.	Better Resources Ltd., a copper exploration company listed on the TSX-V.
e.	Comcorp Ventures Inc., a gold and base metals exploration company listed on the TSX-V.
f.	Klondike Gold Corp., a gold and base metals exploration company listed on the TSX-V.

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

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College. He is past President of ConSil Corp. and past Vice President of Exploration for Dentonia Resources Ltd. Mr. Carlson became President, Chief Executive Officer and a director of La Teko Resources Ltd. in December 1996, a position he held until the acquisition of La Teko by Kinross Gold Corporation in February 1999. Since 1999, he has been President and CEO of Copper Ridge Explorations Inc. and he holds the position of Chairman of IMA Exploration Inc. He is a past President of the B.C. and Yukon Chamber of Mines, President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson also serves as a director or officer of the following junior resource companies:

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

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2004 ended December 31, 2004 was $232,579.

Table No. 7
Summary Compensation Table

	Annual Compensation				Awards	Long-Term Compensation
Name and Principle Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Options/ SARS Granted (#)	LTIP Payouts	All Other Compensation
Duane Poliquin	2004	Nil	Nil	Nil	Nil	236,000	Nil	$110,400
President, Director &	2003	Nil	Nil	Nil	Nil	Nil	Nil	110,400
Chief Executive Officer	2002	Nil	Nil	Nil	Nil	375,000	Nil	102,000
James E. McInnes	2004	Nil	Nil	Nil	Nil	135,000	Nil	Nil
Secretary & Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	25,000	Nil	Nil
Jack McCleary	2004	Nil	Nil	Nil	Nil	35,000	Nil	Nil
Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	50,000	Nil	Nil
Joseph Montgomery	2004	Nil	Nil	Nil	Nil	50,000	Nil	Nil
Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	25,000	Nil	Nil
Morgan Poliquin	2004	Nil	Nil	Nil	Nil	350,000	Nil	$66,542
Director	2003	Nil	Nil	Nil	Nil	250,000	Nil	80,064
	2002	Nil	Nil	Nil	Nil	375,000	Nil	68,300
Gerald G. Carlson	2004	Nil	Nil	Nil	Nil	50,000	Nil	Nil
Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	25,000	Nil	Nil
Donald M. Lorimer	2004	Nil	Nil	Nil	Nil	110,000	Nil	Nil
Director	2003	Nil	Nil	Nil	Nil	50,000	Nil	Nil
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dione Bitzer	2004	Nil	Nil	Nil	Nil	100,000	Nil	$55,637
Chief Financial Officer	2003	Nil	Nil	Nil	Nil	112,000	Nil	53,075
	2002	Nil	Nil	Nil	Nil	40,000	Nil	48,400

(1) For geological services provided to the Company and management of the Company’s web-site by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.
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

Under the Company’s formal written stock option plan, incentive stock options for up to 2,900,000 shares of common stock are reserved for issuance and may be granted from time to time provided that incentive stock options in favour of any one individual not exceed 5% of the issued and outstanding shares of common stock. No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

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

The names and titles of the directors and executive officers of the Company or the Company’s predecessor to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 11, 2005 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding
Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,	290,000	$0.30	3/1/2006
President, Director & Chief Executive Officer	91,092	0.27	8/23/2006
	375,000	0.55	2/28/2007
	324,371	0.45	10/7/2008
	236,000	1.67	12/14/2009

James E. McInnes,	160,000	0.3	3/1/2006
Director	25,000	0.55	2/28/2007
	135,520	0.45	10/7/2008
	135,000	1.67	12/14/2009

Jack McCleary	50,000	0.55	2/28/2007
Director	53,900	0.45	10/7/2008
	35,000	1.67	12/14/2009

Morgan Poliquin	375,000	0.55	2/28/2007
Director	250,000	0.8	2/26/2008
	67,900	0.45	10/7/2008
	154,000	0.388	12/1/2009
	350,000	1.67	12/14/2009

Gerald G. Carlson	50,000	0.3	3/1/2006
Director	25,000	0.55	2/28/2007
	50,000	1.67	12/14/2009

Joseph Montgomery	50,000	1.67	12/14/2009
Director

Donald Lorimer	40,000	1.37	9/26/2008
Director	110,000	1.67	12/4/2009

Dione Bitzer	37,000	0.8	2/26/2008
Chief Financial Officer	50,000	0.74	4/7/2008
	100,000	1.67	12/14/2009

Total Directors/Officers (7 persons)	3,619,783
Total Employees/Consultants (6 persons)	557,000
Total Directors/Officers/Employees/Consultants	4,176,783

No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for directors or executive officers

Board Practices

This Statement of Board Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

The Toronto Stock Exchange (“TSX”) has established a series of recommended guidelines for effective corporate governance of companies listed on the TSX. The guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters. The TSX now requires that each listed company disclose on an annual basis its approach to corporate governance with reference to those guidelines. The Company’s approach to corporate governance is set forth below.

In this Statement, “unrelated director” has the meaning given to the term in the TSX Company Manual Corporate Governance Guidelines (the “TSX Guidelines”), namely, a director who is independent from management or free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests arising from their shareholding. As well, the term “independent director” means an unrelated director who is free from any interest in or relationships with any significant shareholder of the Company or any affiliate of a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation).

Corporate Governance

The Company’s Board and management are committed to the highest standards of corporate governance. The Company’s corporate governance practices are in accordance with the TSX Guidelines. The Company is also cognizant of and compliant with various corporate governance requirements in Canada and is in compliance with applicable U.S. requirements.

The Company’s prime objective in directing and managing its business and affairs is to enhance shareholder value. The Company views effective corporate governance as a means of improving corporate performance and accordingly of benefit to the Company and all shareholders.

In accordance with recommendations in Canadian Securities Administrators (“CSA”) National Policy 51-201 the Company has adopted a Corporate Communications Policy.

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company’s directors have adopted code of ethics for the Company, its directors and its Chief Executive Officer and Chief Financial Officer. The Code of Ethics may be viewed on the Company’s website at www.almadenminerals.com.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(i)	adoption of a strategic planning process for the Company;
(ii)	identification of the principal risks of the Company’s business and ensuring the implementation of the appropriate systems to manage these risks;
(iii)	succession planning for the Company including appointing, training and monitoring senior management;
(iv)	a communications policy for the Company; and
(v)	the integrity of the Company’s internal control and management information systems.

In the fiscal year ended December 31, 2004 there were seven meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.

In carrying out its mandate, the Board relies primarily on management and its employees to provide it with regular detailed reports on the operations of the Company and its financial position. Certain members of management are also on the Board and provide the Board with direct access to information concerning their areas of responsibility. Management personnel are also regularly asked to attend Board meetings to provide information, answer questions and receive the direction of the Board. The reports and information provided to the Board enable them to monitor and manage the risks associated with the Company’s operations and its compliance with legal and safety requirements, environmental issues and the financial position and liquidity of the Company. At least annually the Board prepares a strategic plan for implementation by management.

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss the broad range of matters and issues relevant to the Company’s business interests and the Board is responsible for the approval of the Company’s Strategic Plan. In addition, the Board receives reports from management on the Company’s operational and financial performance. Between scheduled meetings, matters requiring Board authorization is effected by means of signed Consent Resolutions.

Board Assessment

The Governance Committee reports to the Board annually on the evaluation of the Board’s performance and that of the individual directors. The Performance of the Chief Executive Officer is evaluated by the Governance Committee

Composition of the Board

The TSX Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as “unrelated directors”. The TSX Guidelines also recommend that the Board should also include a number of independent directors which fairly reflect the investment in the Company by shareholders other than any significant shareholders.

In deciding whether a particular director is a “related director’ or an “unrelated director”, the Board examined the factual circumstances of each director and considered them in the context of many factors. In this regard, the definitions in the TSX Guidelines are broad and, in some cases, difficult to apply. The proposed Board is composed of seven members. The Board believes that 6 directors would be considered “unrelated directors”, and Duane Poliquin is a “related director”, within the meaning of the TSX Guidelines. Accordingly, the Board is constituted with a majority of individuals who qualify as “unrelated directors” within the meaning of the TSX Report.

Proportionate Representation

The Company does not have a controlling or significant shareholder. The Board believes that the membership on the Board fairly reflects the investment in the Company by minority shareholders.

The Board considers its size and composition to be appropriate and effective for carrying out its responsibilities. However, the Board may consider adding an additional director if a suitable candidate can be found who may bring additional experience or knowledge to the Board.

Board Committees

The Board currently has two committees: the Audit Committee and the Corporate Governance Committee.

All of the members of the committees have been determined by the Board to be unrelated directors, such determination being made in accordance with the TSX Guidelines, taking into consideration any relationship an individual director may have with the Company and if such relationship could be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company. Mandates of each of the committees will undergo review to bring them into line with any new Canadian and U.S. governance requirements as these requirements are finalized and determined by the Board to be applicable and appropriate to the Company and its operations. Any revisions to the mandates will available on the Company’s website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, James E. McInnes and Gerald Carlson, The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board and is available for consultation by management or the Independent Registered Chartered Accountants of the Company. The Audit Committee has met two (2) times this year. The full text of the Audit Committee Charter was filed as an exhibit to the 2003 20F Annual Report with the Commission on May 11, 2004 and is available on EDGAR.

Corporate Governance Committee

Members of the Corporate Governance Committee are Messrs. Donald Lorimer, Jack McCleary and Morgan Poliquin. That committee was responsible for making recommendations to the Board with respect to developments in the area of corporate governance, the practices of the Board, and appropriate candidates for nomination to the Board, and for evaluating the performance of the Board and the Chief Executive Officer. The full text of the Audit Committee Charter was filed as an exhibit to the 2003 20F Annual Report with the Commission on May 11, 2004 and is available on EDGAR.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any major acquisition, disposition or expenditure. Management is also required to consult with the Board before entering into any venture which is outside of the Company’s existing line of business.

Changes in officers are to be approved by the Board including changes in officers of the Company’s principal operating subsidiaries.

Other

The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to extensive discussions with existing directors and the President with respect to the business and the operations of the Company, new directors will, if they so request, receive a record of historical public information on the Company together with the mandates and prior minutes of the applicable board and committees of the Board. In addition, meetings with the directors are regularly held at the Company’s locations in order to assist the directors in better understanding the Company’s operations.

In certain circumstances it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Corporate Governance Committee.

Investor Relations

Senior management of the Company receives and responds to shareholder enquiries. Shareholder enquiries and concerns are dealt with promptly by senior management of the Company. To date the Board has not needed to take an active role in responding to shareholder enquiries and concerns.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including shareholders and members of the investment community and to complying with all applicable laws, regulations and policies. The Board or the Audit committee reviews in advance all press releases which disclose financial results.

In accordance with the recommendations of the TSX and the CSA, the Company has also established policies on whistle blowing procedures, insider trading and the confidential treatment of information.

Employees
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

Share Ownership
Table No. 9 lists, as of March 11, 2005, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 9
Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Donald Lorimer Dione Bitzer Total Directors/Officers	2,977,637(1) 859,580(2) 327,550(3) 1,574,579(4) 126,000(5) 50,000(6) 160,000(7) 216,355(8) 6,291,701	9.17% 2.72% 1.05% 4.86% 0.40% 0.16% 0.51% 0.69% 18.08%
(1)	Of these shares 1,316,463 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.
(2)	Of these shares 455,520 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.
(3)	Of these shares 138,900 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 1,196,900 represent currently exercisable stock options.
(5)	Of these shares 125,000 represent currently exercisable stock options.
(6)	Of these shares 50,000 represent currently exercisable stock options.
(7)	Of these shares 150,000 represent currently exercisable stock options.
(8)	Of these shares 187,000 represent currently exercisable stock options.

*Based on 31,172,767 shares outstanding as of March 11, 2005 and stock options held by each beneficial owner.

At the Annual & Special General Meeting of the Company scheduled for May 18, 2005, shareholders will be asked to consider and if deemed advisable to pass appropriate resolutions to change the Company’s Stock Option Plan from a fixed maximum number of 2,900,000 shares to a number not to exceed 10% of the issued and outstanding shares of the Company.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation. Table No. 10 lists, as of January 31, 2005, the only other persons or companies beneficially owning more than 5% of the Company’s voting securities other than the Directors and Executive Officers described above in Table No. 9.
. Table No. 10
Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common	Exploration Capital Partners Limited Partnership Global Resource Investments Ltd.	3,020,000(1) 453,000(2)	9.40% 1.45%
(1)
Of these shares, 990,000 represent currently exercisable warrants. The General Partner of Exploration Capital Partners Limited Partnership (“Exploration Capital”) is Resource Capital Investment Corporation (“Resource Capital”), the Rule Family Trust udt 12/17/98 (“the Trust”) through its indirect ownership and control of Exploration Capital (as owner of 90% of Resource Capital) and Global Resource Investments Ltd. (“Global Resource”), a direct beneficial owner of common shares, as set forth below, and Mr. Arthur Richards Rule through his positions with Resource Capital and ownership interest in the Trust. Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

(2)	Of these shares 119,000 represent currently exercisable warrants. The corporate General Partner of Global Resource is Rule Investments, Inc., which is owned 100% by the Trust.

*Based on31,172,767 shares outstanding as of March 11, 2005 and warrants held by the beneficial owner.

Certain geological and technical services were provided to the Company and its subsidiary by two directors and/or companies controlled by directors. These directors and the companies controlled by them are as follows:

(a) Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.
(b) Morgan Poliquin operates through the private company Kohima Pacific Gold Corp.

The costs of such services for Fiscal 2004 ended December 31, 2004 were $176,942, $190,464 in Fiscal 2003 and $170,300 in Fiscal 2002.

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements. However, any agreement or any to be negotiated between the Company and such other companies has been or will be approved by independent directors of the Company, in accordance with the common law and the provisions of the B.C. Business Corporations Act (and the predecessor legislation, the Company Act).

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW property. As confirmed by a declaration of trust dated January 1, 2001, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 30% interest in the project. The declaration of trust was amended January 21, 2004 to reflect the Company and Williams Creek’s recent purchase of Santoy Resources Ltd.’s (Santoy’s) 20% shareholdings in ATW. The Company and Santoy each hold a 50% interest in the Rock River Coal leases and the Company and Santoy each hold an interest, 40% and 60% respectively, in the Tropico prospect. The Company has 100% interest in the Fuego prospect to which Horseshoe Gold Mining Inc. has an option to earn an interest.

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

Item 8. Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, independent registered Chartered Accountants, is included immediately preceding the financial statements.

Legal Proceedings
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

The original owner of the El Encuentro, Mexico prospect has sued the Company’s wholly owned subsidiary, Almaden de Mexico, S.A. de C.V., to have the property returned on grounds that he is not receiving a royalty. He was paid U.S.$100,000 by Eldorado Gold Corporation which was payment in full for the property and retains a net smelter return royalty. The agreement with the original owner does not provide for a royalty if there is no mine in operation. The Company considers the lawsuit trivial and is defending this action.

Other than the above, the Company knows of no other material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than the above, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends
The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes
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

Table No. 11 lists the high and low prices for shares of Almaden Minerals Ltd. common stock for the three years since amalgamation. Table No. 12 lists the high and low prices for shares of Almaden Resources Corporation common stock for the two years prior to amalgamation. Table No. 13 lists the high and low prices for the shares of Fairfield Minerals Ltd. common stock for the two years prior to amalgamation.

Table No. 11
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange

Year Ended	High	Low
12/31/2004 12/31/2003 12/31/2002	$2.75 $2.42 $0.87	$1.45 $0.61 $0.32

Table No. 12
Almaden Resources Corporation
Stock Trading Activity
The Canadian Venture Exchange

Year Ended	High	Low
12/31/2001 12/31/2000	$0.30 0.50	$0.12 0.15

Table No. 13
Fairfield Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange

Year Ended	High	Low
12/31/2001 12/31/2000	$0.30 0.55	$0.17 0.20

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange

Quarter Ended	High	Low
12/31/2004	$2.15	$1.56
09/30/2004	2.24	1.51
06/30/2004	2.63	1.45
03/31/2004	2.75	1.95

12/31/2003	2.42	1.27
09/30/2003	1.49	0.66
06/30/2003	0.90	0.61
03/31/2003	0.92	0.63

Table No. 15 lists the high and low prices for shares of Almaden Minerals Ltd. common stock for the most recent six months.

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange

Month Ended	High	Low
02/28/2005 01/31/2005 12/31/2004 11/30/2004 10/31/2004 09/30/2004	$2.30 1.95 1.94 2.10 2.15 1.87	$1.75 1.60 1.56 1.76 1.70 1.60

The closing price of the Company’s common stock was $1.97 on February 28, 2005.

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

On February 11, 2005, the shareholders' list for the Company’s common shares showed 210 registered shareholders and 31,172,767 shares outstanding. 173 of these registered shareholders are U.S. residents, owning 7,514,476 shares representing 24.1% of the issued and outstanding shares of common stock. 34 of these registered shareholders are Canadian residents, owning 23,631,152 shares representing 75.8% of the issued and outstanding shares of common stock. 3 of these registered shareholders are of other countries, owning 27,139 shares representing 0.1% of the issued and outstanding shares of common stock.

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

Item 10. Additional Information

Share purchase warrants
At March 11, 2005, there were non-transferable share purchase warrants outstanding to acquire a total of 1,848,105 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 16 lists, as of March 11, 2005, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 16
Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
CDN$
103,750 27,000 140,000 68,355 1,509,000	$0.80 $2.25 $1.85 $2.25 $1.50/$1.75/$2.00/$2.25(1)	08/07/2005 08/16/2005 12/30/2005 12/30/2005 09/18/2008
(1)In the event that anytime after September 18, 2004, the weighted average trading price of the Company’s common shares for any 20 consecutive trading days is $0.50 or more above the then current exercise price (the twentieth such trading day being the “Determination”), the Company agrees to immediately notify the Holder (the “Notice of Expiry”) of the accelerate expiry date, which is a date not less than the thirtieth calendar day following the date of the Notice of Expiry (the “Accelerated Expiry Date”). All warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice of the Holders.

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

On August 16, 2004, the Company closed a private placement of 270,000 flow-through common shares at a price of $2.25 per share. All purchasers are Canadian residents.

On August 30, 2004, the Company closed a private placement of 150,000 flow-through common shares at a price of $2.25 per share. In addition, 2,250 flow-through common shares were issued to an agent in consideration of its services. All purchasers are Canadian residents.

Memorandum and Articles
The Memorandum and Articles of the Company remain unchanged from the Annual Report for the fiscal year ended December 31, 2001 as filed with the United States Securities and Exchange Commission on May 17, 2002.

At the Annual and Special General meeting of the Company scheduled for May 18, 2005 shareholders will be asked to consider and if deemed advisable to pass appropriate resolutions to, among other things, to complete transition procedures in accordance with the Business Corporations Act (British Columbia), (the “New Act”), increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company’s present Articles and adopt new Articles to take advantage of provisions of the New Act. The New Act was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”). The New Act requires the provisions formerly required in the Memorandum to be in the Articles and the Memorandum ceases to exist.

Material Contracts
The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1.    Purchase agreement dated April 27, 2004 between the Company and Eldorado Gold Corporation (“Eldorado”) whereby the Company purchased certain data referred to as the “Alumac Project Files” for $50,000 cash payment.

2.    Summary of option agreement signed June 22, 2004 and July 2, 2004, between the Company and Abelardo Garza Hernandez whereby the Company has the right to earn a 100% interest in the As de Oro concession for US$50,000 plus value added tax by June 22, 2007 payable in four installments as follows: i) U.S.$10,000 plus IVA at the moment of signing the agreement; ii) U.S.$10,000 plus IVA 12 months after the signing of the agreement; iii) U.S.$10,000 plus IVA 24 months after the signing of the agreement; iv) U.S.$20,000 plus IVA 36 months after the signing of the agreement.

3.    Agreement dated December 21, 2004, whereby the Company agreed to sell to Ross River Minerals Ltd. (“Ross River’) 100% of its right, title and interest in the El Pulpo concessions and the underlying agreements for an initial issuance of 2,200,000 shares of Ross River, an additional 1,000,000 shares when exploration and development expenditures meet or exceed U.S.$10,000,000, and a further 1,000,000 shares on the delivery of a positive feasibility study recommending production on any part of the property. The Company will retain a 2% NSR regarding any minerals from its formerly 100% owned concessions. Should Ross River give notice to the Company that a decision has been made to place all or any part of the concessions into commercial production, Ross River can then purchase one-half of the NSR (such that the NSR would be reduced to 1% of the NSR) for consideration equal to the fair market value of the 1% royalty based upon the feasibility study, such value to be determined by an internationally recognized engineering firm mutually acceptable to both parties. The agreement is subject to regulatory approval which has been applied for but not yet granted (granted March 24, 2005).

4.    Agreement dated January 21, 2005 between the Company (on behalf of itself and on behalf of Williams Creek Explorations Limited (“Williams Creek”), each as to 50%) and Santoy Resources Ltd. (“Santoy”) whereby the Company and Williams Creek purchased Santoy’s beneficial holdings of 20% of the issued and outstanding shares of ATW Resources Ltd. (“ATW”) for the full price of $21,174.10 consisting of $11,174.10 owed by Santoy to ATW and cash payment of $10,000.

5.    Agreement dated January 21, 2005 whereby Santoy Resources Ltd. transferred and quit claimed to the Company its beneficial holdings of a 25% undivided but unrecorded interest in the Prospector Mountain prospect.

6.    Amendment to Option Agreement dated January 31, 2005 between the Company and Horseshoe Gold Mining Inc. (“Horseshoe”) whereby the Company agreed to amend previous Work Requirements and Share Requirements as follows:
(a)	expending in Mining Work upon the Property the following amounts
i. on or before August 31, 2005, U.S.$200,000 (this is a firm commitment)
ii on or before December 31, 2005 a further U.S.$400,000
iii on or before December 31, 2006 a further U.S.$700,000
iv on or before December 31, 2007 a further U.S.$700,000
(b)	issuing the following fully paid and non-assessable common shares
i 200,000 shares upon acceptance of the original option agreement by the Toronto Stock Exchange
ii 200,000 shares upon acceptance of this amending Option Agreement by the Toronto Stock Exchange
iii 200,000 shares on or before the expiration of each six month period commencing with the issuance in (b)ii above until the issuance of an aggregate of 1,000,000 shares.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

The Company’s chief executive officer, Duane Poliquin, and chief financial officer, Dione Bitzer, have evaluated and reviewed our disclosure controls and procedures within 90 days of the filing date of this Annual Report on Form 20-F. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There have been no significant changes in the Company’s internal controls that could significantly affect these controls subsequent to the date of the Company’s most recent evaluation.

Item 16A. Audit Committee Financial Expert
The Company’s Board of Directors has determined that the Company has one audit committee financial expert serving on its audit committee who is independent. Mr. Donald Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd. In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia, Canada. Mr. Lorimer is currently a portfolio manager with Odlum Brown Ltd.

Item 16B. Code of Ethics
The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter. All codes remain unchanged from the Annual Report for the fiscal year ended December 31, 2003 as filed with the United States Securities and Exchange Commission on May 11, 2004.

Item 16C. Principal Accountant Fees and Services
Table No. 17 lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 17
Principal Accountant Fees

	Years ended December 31
	2004	2003

Audit fees	$39,500	$36,000
Audit related fees	-	-
Tax fees	2,000	6,500
Other fees	-	-

Fiscal 2004 and Fiscal 2003 audit fees relate to the annual audit of the Company’s financial statements, tax fees relate to the completion of income and mineral tax filings and review of the Form 20-F.

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

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, Independent Registered Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

A. The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, Independent Registered Chartered Accountants, for the audited financial statements and notes thereto is included herein immediately preceding the audited financial statements.

Audited Financial Statements
Report of Independent Registered Chartered Accountants, dated March 11, 2005
Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences, dated March 11, 2005
Consolidated Balance Sheets at December 31, 2004 and 2003
Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002 and cumulative amounts since incorporation
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 and cumulative amounts since incorporation
Notes to Consolidated Financial Statements

B. Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
Memorandum
Articles
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002--

2.	Instruments defining the rights of holders of equity of debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements - N/A

4.1	- Purchase Agreement dated April 27, 2004 with Eldorado Gold Corporation
4.2	- Summary of Option Agreement dated June 22, 2004 and July 2, 2004 with Abelardo Garza Hernandez
4.3	- Agreement dated December 21, 2004 with Ross River Minerals Ltd.
4.4	- Agreement dated January 21, 2005 with Santoy Resources Ltd.
4.5	- Agreement dated January 21, 2005 with Santoy Resources Ltd.
4.6	- Amendment to Option Agreement dated January 31, 2005 with Horseshoe Gold Mining Inc.

5.	List of foreign patents - N/A

6.	Calculation of earnings per share - N/A

7.	Explanation of calculation of ratios - N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities - N/A

10.	Any notice required by Rule 104 of Regulation BTR - N/A

11.1	Code of Business Ethics
11.2	Code of Business Conduct Ethics for Directors
11.3	Communications Policy
11.4	Audit Committee Charter
11.5	Corporate Governance Charter
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2003, as filed with the Commission on May 11, 2004--

31.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements

ALMADEN MINERALS LTD.
(An exploration stage company)

December 31, 2004 and 2003

Report of Independent Registered Chartered Accountants

To the Shareholders of
Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 11, 2005

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements. Our report to the shareholders dated March 11, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 11, 2005

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
December 31,
(Expressed in Canadian dollars)

	2004	2003
ASSETS

CURRENT
Cash and cash equivalents	$4,125,706	$4,838,914
Accounts receivable and prepaid expenses	213,176	105,106
Marketable securities (Note 4)	504,754	369,286
Inventory (Note 5)	274,768	274,768
TOTAL CURRENT ASSETS	5,118,404	5,588,074
PROPERTY, PLANT AND EQUIPMENT (Note 6)	575,142	474,521
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 7)	4,440,229	4,197,675
TOTAL ASSETS	$10,215,275	$10,341,770

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$79,134	$49,625
Deferred exploration advances (Note 8)	-	58,011
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	458,787	487,289

SHAREHOLDERS' EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 9)
31,142,767 shares - December 31, 2004
27,627,079 shares - December 31, 2003	25,258,538	21,476,722
Subscription for shares (Note 9)	-	1,699,435
Contributed surplus (Note 9)	1,598,354	374,525
Deficit accumulated during the exploration stage	(17,100,404)	(13,696,201)
TOTAL SHAREHOLDERS' EQUITY	9,756,488	9,854,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,215,275	$10,341,770

COMMITMENTS AND CONTINGENCIES (Note 16)

ON BEHALF OF THE BOARD:

(Signed) Duane Poliquin	(Signed) James E. McInnes
Duane Poliquin, Director	James E. McInnes, Director

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to
	December 31,	Years ended December 31,
	2004	2004	2003	2002

REVENUE
Mineral properties	$814,380	$104,027	$26,335	$20,815
Interest income	865,197	74,265	34,267	40,251
Other income	194,795	64,604	49,628	61,472
	1,874,372	242,896	110,230	122,538

EXPENSES
General and administrative
expenses (Schedule 1)	5,150,432	705,826	605,763	598,753
General exploration expenses	2,829,257	539,794	439,503	332,485
Write-down of interests in
mineral properties	7,417,900	903,358	105,666	2,180,738
Stock option compensation (Note 9)	1,616,783	1,234,783	220,000	162,000
	17,014,372	3,383,761	1,370,932	3,273,976
	(15,140,000)	(3,140,865)	(1,260,702)	(3,151,438)
WRITE-DOWN OF MARKETABLE
SECURITIES	(117,276)	(117,276)	-	-
(LOSS) GAIN ON SALE OF
SECURITIES	(1,693,120)	(117)	13,980	(54,980)
GAIN (LOSS) ON SALE OF PROPERTY,
PLANT AND EQUIPMENT	1,410	(12,800)	-	15,144
FOREIGN EXCHANGE LOSS	(151,418)	(133,145)	(79,583)	(6,751)
LOSS BEFORE INCOME TAXES	(17,100,404)	(3,404,203)	(1,326,305)	(3,198,025)
INCOME TAX RECOVERY	338,400	338,400	-	-
NET LOSS	(16,762,004)	(3,065,803)	(1,326,305)	(3,198,025)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, BEGINNING OF PERIOD	-	(13,696,201)	(12,369,896)	(9,171,871)
RENOUNCEMENT OF TAX
DEDUCTIBILITY RELATING TO
FLOW-THROUGH SHARES	(338,400)	(338,400)	-	-
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, END OF PERIOD	$(17,100,404)	$(17,100,404)	$(13,696,201)	$(12,369,896)

NET LOSS PER SHARE
Basic and fully diluted		$(0.11)	$(0.06)	$(0.16)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING		30,232,499	23,378,693	19,524,034

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31,	Years ended December 31,
	2004	2004	2003	2002

OPERATING ACTIVITIES
Net loss	$(17,100,404)	$(3,065,803)	$(1,326,305)	$(3,198,025)
Items not affecting cash
Income tax recovery	-	(338,400)	-	-
Depreciation	408,595	60,326	38,852	43,166
Loss (gain) on marketable securities	1,693,120	117	(13,980)	54,980
Write-down of marketable securities	117,276	117,276	-	-
Write-down of interests in mineral properties	7,417,900	903,358	105,666	2,180,738
Stock-option compensation	1,616,783	1,234,783	220,000	162,000
(Gain) loss on sale of property, plant and equipment	(1,410)	12,800	-	(15,144)
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(218,652)	(108,070)	30,979	(29,281)
Accounts payable and accrued liabilities	44,032	29,509	(12,189)	(66,052)
Deferred exploration advances	-	(58,011)	58,011	-
Mineral taxes payable	(669)	-	(12,800)	12,131
	(6,020,131)	(1,212,115)	(911,766)	(855,487)

FINANCING ACTIVITIES
Issuance of shares, net of share issue costs	22,695,297	2,071,427	5,779,301	2,378,605

INVESTING ACTIVITIES
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	-	(5,000)
Marketable securities
Purchases	(4,437,414)	(162,227)	(352,526)	(575,226)
Net proceeds	4,135,331	184,916	597,294	410,860
Property, plant and equipment
Purchases	(997,114)	(173,747)	(247,879)	(200,443)
Proceeds	62,287	-	-	48,587
Mineral properties
Costs	(10,982,973)	(1,421,462)	(990,477)	(873,935)
Gold sales	362,906	-	-	362,906
Net proceeds	1,008,999	-	-	-
Incorporation costs	(3,298)	-	-	-
	(12,549,460)	(1,572,520)	(993,588)	(832,251)
NET CASH INFLOW (OUTFLOW)	4,125,706	(713,208)	3,873,947	690,867
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	4,838,914	964,967	274,100
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$4,125,706	$4,125,706	$4,838,914	$964,967

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

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

On a quarterly basis the Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. An impairment loss is recognized when the carrying value of the assets is not recoverable and exceeds their fair value. During the periods covered by these financial statements there was no indication of impairment.

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

Recovery of costs incurred are determined in accordance with agreements related to a mineral property acquisition, exploration and development. Amounts recovered in excess of costs incurred are reflected as revenue when receivable and collection is probable.

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

(a)
Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) for stock-based compensation and other stock-based payments. These recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The Company adopted the fair value based method of accounting for stock-based compensation, as described in Note 2 (j), on a retroactive basis with restatement of the 2002 financial statements. The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025 (no change to loss per share). The contributed surplus balance at December 31, 2002 increased to $162,000 and the deficit at January 1, 2003 increased to $12,369,896.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES

(b)
Effective January 1, 2004 the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. The impact of this adoption was a future income tax recovery of $338,400 in 2004.

(c)
Effective January 1, 2004 the Company adopted the new accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company’s mineral properties. Under this standard, the Company recognizes and records the liability for dismantling and remediation at the fair value of the date the liability is incurred. The liability is accreted over time to the estimate amount ultimately payable through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of the carrying value of the related mineral properties and amortized to operations. Adoption of this standard did not have a material impact on the financial position of the Company at December 31, 2004.

4.	MARKETABLE SECURITIES

	2004	2003

Money market investments	$-	$163,049
Equity securities	504,754	206,237
	$504,754	$369,286
The market value of the investments as at December 31, 2004 was $1,045,147 (2003 - $1,268,497).

5.	INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2004 is $843,599.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Automotive equipment	$171,652	$105,125	$66,527	$44,221
Furniture and fixtures	108,408	90,235	18,173	19,193
Computer hardware	157,718	119,752	37,966	28,687
Computer software	23,321	12,397	10,924	6,097
Geological data library	65,106	19,445	45,661	4,139
Field equipment	160,533	92,930	67,603	48,920
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	6,280	1,256	5,024	-
	$1,016,282	$441,140	$575,142	$474,521
At December 31, 2004 the mill equipment was not available for use. Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES

	2004	2003
Canada

Elk
100% interest in mineral claims in British Columbia
which includes the Siwash gold deposit	$2,557,245	$1,644,696
ATW
Net 30% interest in mineral claims near Lac De Gras,
Northwest Territories	196,944	171,461
PV
100% interest in mineral claims in British Columbia	130,897	124,421
MOR
100% interest in minerals claims in the Yukon Territory	31,524	62,024
SAM
100% interest in mineral claims in British Columbia	57,599	10,539
Rock River Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory	39,339	43,707
Cabin Lake
100% interest in minerals claims in the Yukon Territory	1	35,000
Caribou Creek
100% interest in minerals claims in the Yukon Territory	1	35,000

Mexico

Caballo Blanco
Option to purchase 100% interest in mineral claims in
Veracruz State	524,885	522,756
El Pulpo
100% interest in mineral claims in Sinaloa State	1	95,203
San Carlos / San Jose
100% interest in the San Carlos and San Jose mineral claims
in Tamaulipas State	203,142	244,590
Galeana
Option to purchase 100% interest in mineral claims in
Chihuahua State	1	118,272
Yago / La Sarda
100% interest in mineral claim in Nayarit State	223,479	799,505
Fuego
100% interest in mineral claims in Oaxaca State	58,135	30,372

Interests in various other mineral claims	417,036	260,129
	$4,440,229	$4,197,675

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

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay U.S.$668,500 plus value added tax by February 26, 2007. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax. As at December 31, 2004, the Company had issued the required 200,000 common shares and paid U.S.$341,000 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.

(b)	El Pulpo

The Company acquired a 100% interest in the Gavilan claims by staking. Two additional claims, which are surrounded by the Gavilan claims, are held under option. To earn a 100% interest, the Company must pay U.S.$162,000 plus value added tax by February 2005. The claims are subject to a 1% NSR which can be purchased for a fixed payment of U.S.$500,000 plus value added tax. As at December 31, 2004, U.S.$33,000 of the obligation had been satisfied.

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

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(b)	El Pulpo (continued)

In December 2004, the Company entered into an agreement with Ross River whereby the Company will sell 100% of its right, title and interest in the El Pulpo concessions and the underlying agreements for an initial issuance of 2,200,000 shares of Ross River, an additional 1,000,000 shares when exploration and development expenditures meet or exceed U.S.$10,000,000, and a further 1,000,000 shares on the delivery of a positive feasibility study recommending production on any part of the property. The Company will retain a 2% NSR regarding any minerals from its formerly 100% owned concessions. Should Ross River give notice to the Company that a decision has been made to place all or any part of the concessions into commercial production, Ross River can then purchase one-half of the NSR (such that the NSR would be reduced to 1% of the NSR) for consideration equal to the fair market value of the 1% royalty based upon the feasibility study, such value to be determined by an internationally recognized engineering firm mutually acceptable to both parties. The agreement is subject to regulatory approval.

(c)	San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim, subject to a 2% NSR. The Begonia claims, which are surrounded by the San Carlos claims, were held under option. During 2004, the Company abandoned its option on these claims.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”). To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 by March 15, 2008 and issue 500,000 shares to the Company by March 15, 2007. Hawkeye can increase its interest to 60% by incurring an additional $2,000,000 of exploration expenditures by March 15, 2011 and issuing a further 300,000 shares to the Company by March 15, 2010.

(d)	Galeana

The Galeana claims are held under option. To earn a 100% interest, the Company must pay U.S.$100,000 plus value added tax over seven years. The Company must also pay U.S.$400,000 plus value added tax should the property go into production. The claims are subject to a NSR of 3% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$500,000 plus value added tax at any time. As at December 31, 2004, U.S.$15,000 of this obligation had been satisfied.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(d)	Galeana (continued)

During 2002, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by July 31, 2006. Grid can increase its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by July 31, 2007. Subsequent to year end, Grid abandoned its option on the property. The property was written down to $1 at December 31, 2004.

(e)	Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda claims. The adjoining Guadalupe and Sagitario claims were held under option. To earn a 100% interest in the Guadalupe claim, the Company had to pay U.S.$30,000 plus value added tax over six years. To earn a 100% interest in the Sagitario claim the Company had to pay U.S.$250,000 plus value added tax by January 1, 2005.

During 2004, the Company purchased a 100% interest in the Guadalupe claim for U.S.$15,000 plus value added tax and a 100% interest in the Sagitario claim for U.S.$10,000 plus value added tax.

(f)	Fuego

The Company acquired a 100% interest in the Fuego claim by staking. During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006. Horseshoe can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures by December 31, 2007. Once Horseshoe has earned a 60% interest, Almaden has the right, but not the obligation, to exchange its remaining 40% interest in the property for 40% of the then issued capital of Horseshoe.

(g)	Guadalupe

The Company acquired a 100% interest in the Guadalupe claim by staking. During 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Gallo de Oro

During 2004, the Company entered into an agreement to acquire a 100% interest in As de Oro claim. To earn its interest, the Company must pay U.S.$50,000 plus value added tax by 2007. At December 31, 2004, U.S.$10,000 of this obligation had been paid. The Company acquired a 100% interest in additional claims in the surrounding area by staking.

(i)	PV and Nic

The Company acquired the PV and Nic claims by staking. During 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire must incur exploration expenditures totalling U.S.$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.

(j)	BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico. Each company committed to fund U.S.$200,000 of exploration in the first phase. To earn a 51% interest in any property which may be acquired, BHP must fund an initial U.S.$1,000,000 of exploration, after which both companies are committed to fund a further U.S.$750,000 of exploration. If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty. If both companies maintain their interest of funding, BHP can earn a further 19% interest in each project by completing a feasibility study. A final 10% interest can be earned by BHP by funding the property into production. At December 31, 2004, each company had incurred U.S.$200,000 of exploration expenditures. BHP is reviewing the results of the first phase program. The Company is currently renegotiating the agreement with BHP which would decrease the amount of funding required to earn an interest in any properties acquired.

(k)	Other

(i)	Tropico

The Company acquired a 100% interest in the property. During 2001, Santoy Resources Ltd. (“Santoy”) completed its obligations and earned a 60% interest in the property. The property is subject to a 2.25% NSR.

(ii)	Goz Creek

The Company has a 100% interest in the Goz Creek property, Yukon Territory, which is subject to a 5% net profits interest.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

8.	DEFERRED EXPLORATION ADVANCES

At December 31, 2004, the Company has expended all funds received from BHP Billiton World Exploration Inc. on the first phase of exploration in eastern Mexico (2003 - $58,011).

9.	SHARE CAPITAL

The changes in issued shares for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Number	Amount

Balance, December 31, 2001	17,123,006	$15,010,776
For cash pursuant to private placements	4,150,000	1,897,943
For cash on exercise of share purchase warrants	134,750	51,312
For purchase of mill	122,077	79,350
For mineral properties	388,889	350,000
Balance, December 31, 2002	21,918,722	17,389,381
For cash pursuant to private placements	2,773,800	2,362,704
For cash on exercise of share purchase warrants	2,771,807	1,648,664
For cash on exercise of stock options	162,750	75,973
Balance, December 31, 2003	27,627,079	21,476,722
For cash pursuant to private placements	1,722,250	2,553,913
For cash on exercise of share purchase warrants	1,503,438	1,088,919
For cash on exercise of stock options	290,000	138,984
Balance, December 31, 2004	31,142,767	$25,258,538
(i)
The Company issued 1,300,000 units on January 12, 2004 on a private placement basis at a price of $1.32 per share, after incurring issue costs of $16,565. These funds were received by the Company prior to December 31, 2003 and were recorded as a subscription for shares.

(ii)
The Company issued 270,000 flow-through common shares on August 16, 2004 on a private placement basis at a price of $2.25 per share, after incurring issue costs of $77,864. Also, 27,000 warrants exercisable at $2.25 per share until August 16, 2005 were issued to an agent in consideration of its services.

(iii)
The Company issued 150,000 flow-through common shares on August 30, 2004 on a private placement basis at a price of $2.25 per share, after incurring issue costs of $17,721. Also, 2,250 shares were issued to an agent in consideration of its services.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

Warrants

	Number of		Exercise
	Warrants	Expiry Date	Price Range

Outstanding,		January 9, 2002 to
December 31, 2001	1,357,510	October 1, 2004	$0.38 to 6.52
Granted	2,925,000	-	0.51 to 0.70
Exercised	(134,750)	-	0.38
Expired	(310,310)	-	3.95 to 6.52
Outstanding,		April 2, 2003 to
December 31, 2002	3,837,450	October 15, 2004	0.42 to 0.70
Granted	2,258,900	-	0.95 to 2.25
Exercised	(2,771,807)	-	0.42 to 0.95
Outstanding,		March 13, 2004 to
December 31, 2003	3,324,543	September 18, 2008	0.47 to 2.25
Granted	27,000	August 16, 2005	2.25
Exercised	(1,503,438)	-	0.47 to 1.60
Outstanding,		August 7, 2005 to
December 31, 2004	1,848,105	September 18, 2008	$0.80 to $2.25
At December 31, 2004, the following share purchase warrants were outstanding:

Number of		Exercise
Warrants	Expiry Date	Price Range

1,509,000	September 18, 2005/2006/2007/2008	$1.50/1.75/2.00/2.25
103,750	August 7, 2005	0.80
140,000	December 30, 2005	1.85
68,355	December 30, 2005	2.25
27,000	August 16, 2005	2.25
1,848,105
At December 31, 2004, none of the warrants outstanding are held by directors (2003 - 77,000).

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

Options

The Company has a fixed stock option plan which permits the issuance of options up to 10% of the Company’s issued share capital. During 2002, the maximum number of shares reserved for issuance under this plan was increased from 1,000,000 to 2,000,000. During 2003 the maximum number of shares reserved for issuance under this plan was increased from 2,000,000 to 2,900,000. At December 31, 2004, the Company has no reserved stock options that may be granted. The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is ten years. The Company also has stock options outstanding relating to the period before the introduction of the fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. All options granted during 2004 vested on the date granted.

The following table presents the outstanding options as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	3,075,783	$0.53	2,734,533	$0.44	1,759,533	$0.38
Granted	1,421,000	1.69	504,000	0.85	975,000	0.55
Exercised	(290,000)	0.44	(162,750)	0.42	-	-
Outstanding and exercisable at end of year	4,206,783	$0.91	3,075,783	$0.53	2,734,533	$0.44

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding and Exercisable
Number	Expiry	Exercise
of Shares	Date	Price

35,000	January 28, 2006	$ 2.35
560,000	March 1, 2006	0.30
91,092	August 23, 2006	0.27
905,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
75,000	April 7, 2008	0.74
40,000	September 26, 2008	1.37
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,386,000	December 14, 2009	1.67
4,206,783
The weighted average grant date fair value of stock options granted in 2004 was $0.87 (2003 - $0.43; 2002 - $0.17). The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004		2003		2002

Risk free interest rate		3.3%		3.3%		4.2%
Expected life		4.5 years		4.5 years		5 years
Expected volatility		61%		62%		60%
Expected dividends	$	Nil	$	Nil	$	Nil
Contributed surplus

	2004	2003	2002

Balance, beginning of year	$374,525	$162,000	$-
Stock-based compensation on issue
of options	1,234,783	220,000	162,000
Exercise of stock options	(10,954)	(7,475)	-
Balance, end of year	$1,598,354	$374,525	$162,000

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS

A company controlled by the founding shareholder of the Company was paid $110,400 for technical services and website management services during 2004 (2003 - $110,400; 2002 - $102,000).

A company controlled by a relative of the founding shareholder of the Company was paid $66,542 for geological services during 2004 (2003 - $80,064; 2002 - $68,300).

An officer of the Company was paid $55,637 for professional services rendered during 2004 (2003 - $53,075; 2002 - $48,800).

The above transactions were recorded at the amounts agreed to between the parties.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding non-cash transactions is as follows:

	Years ended December 31,
	2004	2003	2002
Investing activities
Acquisition of fixed assets
in exchange for mineral
properties recoveries	$-	$25,000	$-
Acquisition of marketable securities
in exchange for recoveries on
mineral properties	275,550	-	-
Reversal of contributed surplus
on exercise of options	10,954	-	-
Proceeds on disposal of equipment
applied to acquisition of other
equipment	23,712	-	-
Financing activities
Issuance of common shares
for mineral properties	-	-	350,000
Issuance of common shares
for purchase of mill	-	-	79,350
Other supplementary information:

	Years ended December 31,
	2004	2003	2002

Interest paid	$-	$2,436	$-
Income and mining taxes paid	-	34,461	110,154

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s revenues arose primarily from gold sales, interest income on corporate cash reserves and revenue from mineral properties. The Company has long-lived assets in the following geographic locations:

	2004	2003

Canada	$3,586,578	$2,606,115
Mexico	1,428,793	2,066,081
	$5,015,371	$4,672,196
The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2004	2003	2002

Canada	$185,080	$110,230	$122,538
Mexico	57,816	-	-
	$242,896	$110,230	$122,538

13.	FINANCIAL RISK

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

The Company’s Canadian income tax rate is approximately 35.6% (2003 - 37.6%; 2002 - 39.6%) while the Mexico income tax rate is approximately 35%. The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2004	2003	2002

Statutory rate	35.6%	37.6%	39.6%

Income taxes recovered at the Canadian statutory rate	$1,212,600	$425,000	$1,207,300
Effect of lower tax rates in foreign jurisdiction	(200)	(1,200)	(3,900)
Non-deductible expenses	(440,000)	(83,000)	(61,000)

Tax losses not recognized in period benefit arose	(434,000)	(340,800)	(1,142,400)
	$338,400	$-	$-
The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2004	2003	1999
Future income tax assets
Operating loss carryforwards	$2,302,000	$2,241,000	$1,595,968
Canadian exploration expenditures and foreign exploration and development costs in excess of book value of resource properties	2,831,600	3,616,000
Impairment of long-term investment	21,800	21,800
Undeducted capital cost allowance on property, plant and equipment	93,000	71,000
	5,248,400	5,949,800
Valuation allowance	(5,248,400)	(5,949,800)
Future income taxes, net	$-	$-
At December 31, 2003, the Company had operating loss carryforwards available for tax purposes in Canada and Mexico of $6,549,000 which expire between 2005 and 2014.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

16.	COMMITMENTS AND CONTINGENCIES

(a)
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

(b)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2005	$37,260
2006	37,260
2007	37,260
2008	37,260
2009	3,105
$152,145

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”). The following is a reconciliation:

	2004	2003
Consolidated Balance Sheets
Total assets under Canadian GAAP	$10,215,275	$10,341,770
Write-off of deferred exploration costs (a)	(2,072,496)	(1,358,352)
Adjustment to marketable securities (c)	540,393	899,211
Total assets under US GAAP	$8,683,172	$9,882,629

Shareholders' equity under Canadian GAAP	$9,756,488	$9,854,481
Write-off of deferred exploration costs (a)	(2,072,496)	(1,358,352)
Adjustment to marketable securities (c)	540,393	899,211
Shareholders' equity under US GAAP	$8,224,385	$9,395,340

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2004	2003	2002
Consolidated Statements of
Loss and Deficit
Net loss under Canadian GAAP	$(3,065,803)	$(1,326,305)	$(3,198,025)
Write-off of current period deferred exploration costs (a)	(915,483)	(742,857)	(780,647)
Add back of deferred exploration costs written off in the current year (a)	201,339	68,441	1,265,869
Gold recoveries in the current year applied to reduce deferred exploration costs (a)	-	-	140,886
Reversal of retroactive application of accounting change (b)	-	-	162,000
Net loss under US GAAP	$(3,779,947)	$(2,000,721)	$(2,409,917)

Net loss per share under US GAAP	$(0.13)	$(0.09)	$(0.13)

	2004	2003	2002
Consolidated Statements of Cash Flows

Operating activities
Operating activities under Canadian GAAP	$(1,212,115)	$(911,766)	$(855,487)
Exploration (a)	(915,483)	(742,857)	(780,647)
Operating activities under US GAAP	(2,127,598)	(1,654,623)	(1,636,134)

Investing activities
Investing activities under Canadian GAAP	(1,572,520)	(993,588)	(832,251)
Deferred exploration (a)	915,483	742,857	780,647
Investing activities under US GAAP	(657,037)	(250,731)	(51,604)
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

(b)
During 2003, the Company adopted the fair value based method of accounting under Canadian GAAP for stock-based compensation, as described in Notes 2 (j) and 3, with retroactive application with restatement of the prior year’s income statement. Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2002 under Canadian GAAP has been reversed for US GAAP purposes.

Prior to 2002, in accordance with SFAS No. 123 and Accounting Principles Board Opinion No. 25, which specifies use of the intrinsic value method, since stock options were granted at the quoted market value of the Company’s common shares at the date of grant, no compensation cost was recognized by the Company under US GAAP.

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

	2004	2003	2002

Net loss under US GAAP	$(3,779,947)	$(2,000,721)	$(2,409,917)
Other comprehensive (loss) income
Adjustment to unrealized (losses) gains on available-for-sale securities	(223,350)	718,451	119,530
Comprehensive loss under US GAAP	$(4,003,297)	$(1,282,270)	$(2,290,387)
(d)
Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004, 2003 and 2002.

(e)
Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. As at December 31, 2004, unexpended flow through funds were $370,172 (2003 - $393,481).

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)	Recent accounting pronouncements

In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities an equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As the Company has no derivative transactions the impact of the adoption of SFAS No. 149 had no effect on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 had no effect on the Company’s financial position or results of operations.

During 2004, EITF formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, Business Combinations (“SFAS No. 141”) to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)	Recent accounting pronouncements (continued)

In March 2004, the EITF reached a consensus, based upon the Committee's deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

The Emerging Issues Task Force (“EITF”) reached a consensus, Issue No 04-2, Whether Mineral Rights are Tangible or Non-Tangible Assets. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. Previously, mineral rights were regarded as intangible assets and were amortized over their life on a straight-line basis. The Company has adopted this new guidance with effect from 2004 on a prospective basis with no effect to the Company’s reported financial position or results of operation.

The EITF published Issue No. 04-03, Mining Assets: Impairment and Business Combinations. The consensus provided guidance with respect to commodity prices and value attributable to mineral resources other than proven and probable reserves to be used in the conduct of impairment tests and in the allocation of purchase price arising from a business combination. The Company has applied EITF Issue No. 04-03 when performing the impairment review conducted at December 31, 2004.

ALMADEN MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)	Recent accounting pronouncements (continued)

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF issued EITF 04-6, Accounting for Stripping Costs in the Mining Industry, which recommends that stripping costs are considered development costs that should be recognized as investments in the mine. The Company is currently evaluating the impact, if any, the adoption of EITF 04-6 will have on the Company's financial position or results of operation.

During 2004, EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

ALMADEN MINERALS LTD.				Schedule 1
(An exploration stage company)
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31,	Years ended December 31,
	2004	2004	2003	2002

Bad debts	$130,551	$-	$-	$-
Bank charges and interest	44,868	6,392	5,823	4,732
B.C. mineral taxes	36,897	-	36,897	-
Depreciation	408,595	60,326	38,852	43,166
Employee benefits	10,512	-	-	-
Insurance	31,872	6,446	6,035	5,826
Management services	16,775	-	-	-
Office and licenses	1,000,553	116,763	112,087	97,255
Professional fees	1,909,392	182,995	201,356	222,950
Rent	508,001	103,178	89,168	87,208
Stock exchange fees	198,525	24,441	21,930	55,196
Telephone	146,501	15,026	14,212	12,686
Transfer agent fees	156,414	13,783	11,674	12,437
Travel and promotion	547,678	176,476	67,729	57,297
Write-off of incorporation costs	3,298	-	-	-
	$5,150,432	$705,826	$605,763	$598,753

ALMADEN MINERALS LTD.			Schedule 2
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception
(Expressed in Canadian dollars)

	Number	Price	Amount

For cash upon incorporation	1	$1.00	$1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992 (carried forward)	5,122,165		2,639,459
Balance December 31, 1992 (brought forward)	5,122,165		$2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08 - 1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40 - 1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43 - 1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66 - 2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14 - 3.53	1,013,371
Balance December 31, 1997 (carried forward)	10,316,617		11,797,014
Balance December 31, 1997 (brought forward)	10,316,617		$11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		$25,258,538

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated: March 28, 2005      By /s/Duane Poliquin
Duane Poliquin, President