Form 20-F/A
ALMADEN MINERALS LTD
filed 2005-07-26
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

( X )   Item 17   (    )   Item 18

The Company has revised its mineral property disclosure for the MOR, SAM and Logan prospects in its 20-F annual report for its fiscal year ended December 31, 2004.  The revised discussion follows.

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

Planned Work Program – Fiscal 2005, Ending December 31, 2005

The Company has no planned exploration program for Fiscal 2005 with all work being conducted by Kobex who are earning their interest in the prospect. Kobex has not yet advised the Company concerning a work plan for 2005.  The claims are in good standing until April 29, 2012 through to April 29, 2015.

The SAM Prospect – Canada

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

The (2003) Discovery Showing represents a large but low grade vein breccia zone having an estimated 4.2m true width over which the 2004 channel sampling returned a weighted average gold analysis of 0.38 g/t, with negligible silver.  This zone trends ENE and is subvertical.  Better grade rubble  occurs ~250m along strike.

The newly discovered high grade JJ Showing is situated nearly three kilometers to the southwest of the Discovery Vein, on a subparallel ENE structural trend.  It consists of a moderately dipping zone containing two closely spaced veins (Jan & Jodi Veins) and intensely altered andesite wallrock having an estimated combined 2m true width.  Channel samples across this structure have yielded gold and silver analyses and assays as listed in the following table:

JJ SHOWING TRENCH ROCK SAMPLE RESULTS

SAMPLE NUMBER	SAMPLE LENGTH (m)	GOLD ANALYSIS Au - ppm	GOLD ASSAY Au – g/t	SILVER ANALYSIS Ag – ppm	SILVER ASSAY Ag – g/t
SAM-R9H	0.30	8.853	9.15	6.4	6.0
SAM-R9	0.90	29.800	27.51	21.0	22.0
SAM-R9F	0.55	5.639	5.97	5.6	7.0
SAM-R10	1.05	14.930	12.79	13.3	13.0
SAM-R11	1.05	19.185	18.71	14.5	15.0
SAM-R12	1.10	43.118	39.24	31.1	30.0
SAM-R13	0.75	55.746	53.38	35.1	36.0
SAM-R14	0.95	36.896	38.09	25.6	27.0
SAM-R14F	0.30	1.245	4.49	4.3	4.0

NOTES:

-  Geochemical Analysis on 30-gram subsample.

-  Metallics Fire Assay on 500-gram subsample.

-  Estimated True Width (TW) = 0.67 x sample length.

    H

-  Hanging Wall alteration (gouge).

    F

-  Footwall or intervening selvage.

-  The nearly contiguous sample strings – R9H/R9/R9F

    and – R14/R14F represent a line over the total zone width.

Planned Work Program – Fiscal 2005, Ending December 31, 2005

The Company has planned a 2005 exploration program to include the following:  further prospecting and recon rock/silt geochemical sampling, geological mapping, grid based soil geochemical sampling, and mechanized trenching on both the Discovery and JJ mineral zones at a budgeted cost of $70,000.

The Logan Property – Canada

The Logan Property contains a known mineral deposit which was outlined by work conducted in 1986 to 1988.  There is no current work by the Company on the property.

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

All of the above work programs were performed or supervised by Cordilleran Engineering Ltd. of Vancouver, Canada.  All project sample assays and analyses were performed by Bondar Clegg & Company Ltd. in North Vancouver. In late 1988 an initial mineral inventory estimate for the Main Zone deposit was calculated by J.J. Hylands, P.Eng., and M.A. Stammers, FGAC, of Cordilleran Engineering Ltd.  . However, this estimate was not categorized according to Canadian Institute of Mining (CIM) standard resource/reserve classifications.

In early 1989 preliminary metallurgical testing was undertaken on composite samples of drill core assembled from 16 selected intersections of the Main Zone deposit.  This work was conducted by Lakefield Research under the direction of Strathcona Mineral Services Ltd. of Toronto, Canada.  The results demonstrated that high zinc (93-97%) and silver (85-87%) recoveries are readily achievable from a flotation concentrate grading 50-54% zinc.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The Hatch re-estimation of resources at Logan uses the block model method, with Kriging applied to the assay data from 58 drill holes completed in the Main Zone during 1986-88.  The model relies wholly on this historical drill-hole information and does not include any new exploration data.  The model is constrained by geologic boundaries to mineralization as interpreted on 23 cross-sections of the Main Zone over a 1.53 km (0.95 mile) strike length.  No mineralized intercepts are included from the East or West Zones.  The published Inferred Resource of 13.08 million tonnes  grading 5.10% Zn and 23.7 g/t Ag uses a 3.5% zinc-equivalent cutoff that is based upon metal prices of US 43 cents per pound zinc and US$5.50 per ounce silver, with recoveries of 94% and 64% respectively.

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

Planned Work Program – Fiscal 2005, Ending December 31, 2005

The Company has no planned exploration program for Fiscal 2005.  Yukon Zinc Corporation has renewed the Yukon Government permits required for exploration land use and winter road access.  No exploration work is currently planned for Fiscal 2005 by Yukon Zinc with exception of some possible property maintenance (e.g. claim tagging).

Index to Exhibits

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

Dated:  July 25, 2005

By     /s/Duane Poliquin

Duane Poliquin, President