Form 20-F
period 2005-12-31
ALMADEN MINERALS LTD
filed 2006-03-30
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF  1934

       For the fiscal year ended December 31, 2005

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(  ) SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

      Date of event requiring this shell company report ………………………………

For the transition period from ____________________ to ______________________

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

36,192,497

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

(    )   Yes    ( X )   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(    )   Yes    ( X )   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

( X )   Yes    (    )   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  (    )

Accelerated filer   (    )

Non-accelerated filer  ( X  )

Indicate by check mark which financial statement item the registrant has elected to follow.

( X )   Item 17   (    )   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

(    )   Yes   ( X )   No

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

Alteration:  Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

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

Bathymetry survey:  A geophysical survey that uses echo sounding to determine water depth.

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

Cretaceous:  Geological time period between 136 and 64 million years ago.

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

Fault:  A fracture in a rock where there had been displacement of the two sides.

Faults:  Breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.

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

Gouge:  The finely ground rock that results from the abrasion along a fault surface.

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

Granodiorite:  A course grained, plutonic igneous rock that is normally pale grey, and composed of quartz, calc-alkali feldspar, micas and accessory minerals.

Gravity survey:  A geophysical survey which measures the variations of the earth’s gravitational field in order to differentiate between rocks of contrasting specific gravities.

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

Jurassic:  Geological time period between 195 and 136 million years ago.

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

Quartz monzonite:  A course grained, plutonic igneous rock that is normally pale pink, and composed of quartz, alkali feldspar, micas and accessory minerals.

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

Selvage:  A marginal zone, as in a dyke or vein, having some distinctive feature of fabric or composition.

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

Till:  An unsorted sediment made up of clay, sand and boulders left in the wake of a glaciation.

Tonne:  Metric ton – 1,000 kilograms – equivalent to 1.1023 tons.

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

Triassic – Geological time period between 225 and 195 million years ago.

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

Notes Concerning Terminology Related to Resources and Reserves

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as may be amended from time to time by the CIM. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, resource is termed “mineralization” or “mineral deposit”.

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

Glossary of Abbreviations

Ag:  Silver

Ag gm/t:  Silver grade measured in grams per metric tonne

                  Converts to ounces per ton by dividing by 34.286

Au:  Gold

Au gm/t:  Gold grade measured in grams per metric tonne

                  Converts to ounces per ton by dividing by 34.286

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

The amalgamation of Almaden Resources Corporation and Fairfield Minerals Ltd. was completed effective December 31, 2001. The Consolidated Balance Sheets as at December 31, 2001 include the assets of Almaden Resources Corporation at their carrying value and the assets of Fairfield Minerals Ltd. at fair value. The Consolidated Statements of Loss and Deficit for the year ended December 31, 2001 report the results of activities of Almaden Resources Corporation.

in this Annual Report. The selected financial data set forth for Fiscal 2002 and Fiscal 2001 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 17 of the audited consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company's financial statements.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001

Canadian GAAP

Revenues

Net loss

Loss per common share

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

U.S. GAAP

Revenues

Net loss for period(1)

Loss per common share

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

$246 (1,095) (0.03) 32,079 9,374 5,104 15,801 16,367 31,639 0 246 (1,550) (0.04) 32,079 9,984 2,486 13,792 14,358 31,639 0	$139 (3,066) (0.11) 30,232 4,660 4,440 9,756 10,215 25,529 0 139 (3,780) (0.13) 30,232 5,200 2,368 8,224 8,683 25,259 0	$84 (1,326) (0.06) 23,379 5,101 4,198 9,854 10,342 21,477 0 84 (2,001) (0.09) 23,379 6,000 2,840 9,395 9,883 21,477 0	$102 (3,198) (0.16) 19,524 1,522 3,338 5,181 5,636 17,389 0 102 (2,410) (0.13) 19,524 1,703 2,654 4,728 5,133 17,389 0	$ 31 (650) (0.05) 13,412 860 4,786 5,839 6,297 15,011 0 31 (738) (0.05) 13,412 921 3,471 4,586 5,044 15,011 0

(1)Cumulative U.S. GAAP deficit since inception of the exploration stage to 12/31/2005 has been $20,506,874.

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

Table No. 2

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2005	$1.21	$1.27	$1.15	$1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.18	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	$1.19	$1.17	$1.20	$1.17	$1.17	$1.16
Low	1.16	1.19	1.17	1.15	1.14	1.14

The exchange rate was 1.16 on March 23, 2006.

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

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.  The Company retains an inventory of 1,597 ounces of gold from previous production by its predecessor (“Fairfield”) from the Siwash mine on the Elk property.  The gold was mined in 1994 and shipped to the smelter in 1996.  The gold produced was retained as inventory by Fairfield.  Both the Company and its predecessor have financed their operations principally through the sale of equity securities and entering into joint venture arrangements, and in Fairfield’s case, the sale of its inventory of gold.  The Company’s ability to continue operations is dependent on the ability of the Company to obtain additional financing.

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

Uncertainty of Obtaining Additional Funding Requirements

If the Company’s exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production.  The only sources of future funds presently available to the Company are the sale of its inventory or gold, sale of equity capital or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.  Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs through Fiscal 2005, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be favorable.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

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

As a requirement for performing certain exploration activities, the Company has $81,500 on deposit as reclamation bonds for exploration work and site disturbance on the Elk and PV prospects in Canada.  These allocated funds have been deposited for the benefit of the Province of British Columbia until released upon approval from the Province after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, exploration and financial results, and other factors could have a significant effect on the price of the Company’s shares.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 23, 2006 there were share purchase options outstanding allowing the holders of these options to purchase 2,969,483 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 4,071,900 shares of common stock.  Directors and officers of the Company hold 2,554,483 of these share purchase options.  An additional 415,000 share purchase options are held by employees and consultants of the Company.  None of the share purchase warrants are held by Directors.  Given the fact that as of March 23, 2006 there were 38,645,452 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

These shares may be issued and could depress the price of the Company’s shares.

History of Net Losses

Both the Company and its predecessor (“Fairfield”) had net losses in a number of years since their dates of incorporation – 9/25/1980 for the Company and 10/23/1984 for Fairfield. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable under Canadian GAAP. The Company had net losses of $1,095,215 in Fiscal 2005, $3,065,803 in Fiscal 2004 and $1,326,305 in Fiscal 2003.

The cumulative net loss of the Company as at December 31, 2005 was $17,857,219.

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

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's.  Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company.  Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

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

The Company was amalgamated in British Columbia and operates under the laws of the Province of British Columbia, Canada. At the Annual and Special General Meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to, among other things, complete transition procedures in accordance with the Business Corporations Act (British Columbia), (the “New Act”), increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company’s present Articles and adopt new Articles to take advantage of provisions of the New Act. The New Act was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”).  The New Act requires the provisions formerly required in the Memorandum to be in the Articles.  The New Act eliminates the requirement for a Memorandum.

The Company’s common shares began trading on The Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the American Stock Exchange (“AMEX”) under the symbol “AAU” on December 19, 2005.  Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of other company’s shares.

Organizational Structure

The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions-refer to Exhibit 8 to this 20-F Annual Report.

At December 31, 2005, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993.

Business of the Company

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  The Company has property interests in Canada, United States and Mexico. None of the Company's property interests are beyond exploration stage.  Presently there is no assurance that any of the Company's mining properties or prospects contain a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded.  The Company is in the exploration stage and has not generated any revenues from operations.

Company’s Principal Properties

The Company has five principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), (2) the Skoonka Creek gold property in Canada (100% interest subject to a 60% earn in right by Strongbow Exploration Inc.), (3) the Caballo Blanco gold, silver, copper prospect in Mexico (option to purchase 100% interest subject to a 60% option agreement earn in right by Comaplex Minerals Corp. and a sliding scale NSR), (4) the Fuego copper, gold prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Horseshoe Gold Mining Inc.), and (5) the San Carlos copper, gold, silver prospect in Mexico (consists of the San Carlos concession (100% interest) and  the San Jose claim (100% interest subject to a 2% NSR) all subject to a 60% option agreement earn in right by Hawkeye Gold and Diamond Ltd.).

The El Pulpo copper, gold prospect in Mexico was sold to Ross River Minerals Inc. during Fiscal 2005.

Company’s Secondary Properties

The Company’s secondary property interests include the Ram prospect in Canada (100% interest subject to a 70% earn in right by Ross River Minerals Inc.), the ATW diamond prospect in Canada (50% share interest = net 37.5% property interest), the Rock River Coal project in Canada (50% interest), the PV prospect in Canada (100% interest subject to a 60% earn in right by Consolidated Spire Ventures Ltd.), the MOR, Tim, Merit and Nicoamen River  prospects in Canada (100% interests), the Logan property in Canada (40% net carried interest to production), the Yago prospect in Mexico (consists of the Tepic claim (100% interest) and the La Sarda concession (100% interest)),  the Santa Maria prospect in Mexico (100% interest), the Guadalupe prospect in Mexico (100% interest subject to a 60% earn in right by Lincoln Gold Corp.), the Campanario propect in Mexico (100% interest subject to a 60% earn in right by Consolidated Spire Ventures Ltd.) and the Tropico prospect in Mexico (40% interest).

The Company has several other property holdings in Canada, United States and Mexico that are not considered either principal or secondary properties.  The category of properties may change with exploration results.

The Company entered into a joint venture agreement in Fiscal 2002 with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico. Subsequent to December 31, 2005, the Company received notification from BHP of its termination of the agreement.

The Company also entered into a joint venture agreement in Fiscal 2005 with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to undertake a regional grassroots exploration program for base metal deposits over a selected area in Mexico. In addition to the exploration joint venture, JOGMEC may earn an initial 51% interest in the Santa Isabela property.

Business Overview

PRINCIPLE PROPERTY INTERESTS IN CANADA

Yukon
Territory
Whitehorse
Northwest Territories
& Nunnavut
Yellowknife
British
Columbia
Skoonka Creek Property
gold
Optioned to Strongbow Exploration Inc.
Merrit
Vancouver
Elk(Siwash) Gold Mine

click map to enlarge

The Elk Property – Canada

Almaden Minerals Ltd.
ELK PROPERTY OUTLINE
Elkhart Exit
HWY 97C
Okanagan Connector
UTM NORTH
LEGEND
Road
Creek
0m 500 1000 2000
ELK PROPERTY
Similkameen Mining Division
NTS 92H/16W, B.C.
CLAIM
LOCATION MAP
SCALE 1 : 50,000
Drawn by WJ
April, 2003
Figure 2
ALMADEN MINERALS LTD.

click map to enlarge

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

Expenditures to Date

During Fiscal 2005, the Company incurred $801,833 in exploration costs, primarily on a diamond drill program on the property.  As at December 31, 2005, the Company had deferred costs of $3,359,078 on this property.

Location and Access

The Elk Property consists of 18 contiguous mineral claims comprising 589 cells plus a 15 hectare mining lease located 40 kilometers west of Peachland, British Columbia in the Similkameen Mining Division.  The claims were converted to the new computer based cell system in July and August of 2005.

The claims cover forested, gently rolling hills with fair to poor bedrock exposure.  The property is accessible by paved highway, 50 kilometers from Westbank, British Columbia, or 50 kilometers from the town of Merritt, British Columbia.

History and Recent Work

The property includes the Siwash Gold Mine, which, between 1992 and 1997, produced 51,460 ounces (1,600,400 gm) of gold at an average grade of 2.78 oz/t (95.32gm/t).

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

Limited prospecting, environmental monitoring and reclamation were done on the property between 1997 and 1999.

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

During the 2002 field season twenty six NQ diamond drill holes tested the WD, B Zone, Gold Creek West and Bullion Creek vein systems for a total of 4996m. Seven holes were drilled into the WD zone to test the perimeter of the known shoot.  The WD veins were intersected in all holes close to the projected depths.  Eleven holes were drilled into the Deep B shoot located immediately below the existing underground development to fill-in the drill spacing to less than 25 meters and to test the perimeter of the known mineralization.  Two holes were drilled on the west side of the existing open pit to help determine the feasibility of a pit expansion to the west. The Gold Creek

West vein located approximately 450m southwest of the existing open pit was tested with four holes in two 50 meter step-outs to the west of the existing grid.  Two holes were drilled into the Bullion Creek structure located 700 meters to the north of the open pit to test a geochemical anomaly.

During Fiscal 2002 the Company purchased a mill for possible use at the Siwash property. The mill, with a rated capacity of 125 tons per day, was purchased for U.S.$75,000 (CDN$118,500).  During Fiscal 2003, the mill was dismantled and moved to a storage facility near the property at a cost of $204,766. There has been no feasibility study to justify construction of the mill nor have permits to construct the mill been applied for. The mill was purchased because it would be suitable for processing the Siwash mineralized material and the price was below replacement cost. This low cost could have an impact on project economics. If studies indicate it would not be feasible to install this mill on the Siwash project, the mill will be sold. The Company has received an estimate that the mill could be sold for approximately $380,000.

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

Hole	Depth	Depth	Sample	True		Gold	Silver
Number	From (m)	To (m)	Interval(m)	Width (m)	Zone	Gm/t	gm/t
SND04391	55.23	55.74	0.51	0.50	B	74.83	119.25
SND04390	55.05	55.65	0.60	0.60	B	43.40	90.68
SND04390	55.15	68.39	13.24	13.15	B	3.11	4.71
SND04390	43.00	68.39	25.39	24.01	B	1.76	2.58
SND04400	297.29	297.80	0.51	0.50	B	48.12	27.14
SND04403	337.80	338.34	0.54	0.50	B	20.26	9.64
SND04408	192.00	192.58	0.58	0.50	B	22.14	12.64
SND04374	50.10	53.61	3.51	3.42	Bb	8.51	32.79
SND04375	14.87	36.40	21.53	20.43	Bb	0.69	0.14
SND04390	67.39	68.41	1.02	1.00	C	13.73	6.89
SND04369	160.55	161.20	0.65	0.50	WD	24.75	44.22
SND04406	202.23	203.42	1.19	0.50	WD	22.81	32.61
SND04384	155.70	156.88	1.18	1.00	WDa	61.81	99.82
SND04386	198.50	199.21	0.71	0.50	WDa	21.62	26.05
SND04367	214.63	222.74	8.11	5.79	WD2	5.97	4.81
SND04367	214.59	215.34	0.75	0.60	WD2	20.51	14.55
SND04368	157.76	158.32	0.56	0.50	WD2	31.18	32.93
SND04372	233.00	235.60	2.60	2.22	WD2	4.80	7.56
SND04407	179.37	179.90	0.53	0.50	WD2	20.70	53.26
SND04366	176.05	193.20	17.15	11.27	WD2-3	2.39	1.85
SND04367	222.00	222.74	0.74	0.50	WD3	31.71	31.30
SND04367	217.33	222.83	5.50	4.60	WD3	5.94	4.15

The 2005 diamond drill program in the Siwash Gold Mine area of the Elk property was completed in late October for a total of 8,394 meters of NQ drilling in 36 holes

The high grade core of the WD vein system has now been tested at intervals of 25m along strike and 50m down dip. The vein was intersected in all holes and has a drill tested strike length of 710m and down-dip length of 430m.  Four holes tested the continuity of the WD to WD3 zones to the south and west of the 2004 drill grid.  All four holes intersected the targeted zones.

Five holes were drilled to test the western projection of a gold shoot in the B vein that was outlined during the 2004 drill program below the existing mine workings.  The targeted vein was intersected in four of these holes and one hole was not completed due to poor ground conditions.  The PC vein, a flat lying vein located above the B vein, returned significant assay results.

Five holes were drilled into the Siwash Lake Zone located 700m south of the B vein to test the continuity of the veins intersected in 1996.  The Lake zone (LZ) veins were intersected in all holes and results are listed below.

Hole	From Depth	To Depth	Sample	True		Gold	Silver
Number	(m)	(m)	Interval (m)	Width (m)	Zone	gm/t	gm/t
SND05410	217.31	217.89	0.58	0.50	B	73.565	62.75
SND05411	259.12	260.73	1.61	0.50	B	16.774	26.70
SND05412	269.20	269.78	0.58	0.50	B	13.662	21.78
SND05424	306.36	306.87	0.51	0.50	B	34.348	39.14
SND05426	52.24	52.75	0.51	0.50	B	31.091	67.92
SND05422	25.95	26.46	0.51	0.50	B	10.395	5.85
SLD05438	87.60	88.10	0.50	0.50	LZ1	10.530	19.97
SLD05439	37.30	38.29	0.99	0.75	LZ2	17.127	168.90
SND05423	225.03	225.53	0.50	0.50	PC	41.425	101.81
SND05411	229.64	230.22	0.58	0.50	PC2	36.214	0.00
SND05413	171.36	172.36	1.00	0.50	WD	13.799	37.08
SND05425	120.80	121.66	0.86	0.65	WD	23.455	43.50
SND05426	305.03	305.76	0.73	0.50	WD	14.264	94.58
SND05427	249.23	249.97	0.74	0.50	WD	46.075	86.82
SND05429	195.23	196.65	1.42	0.50	WD	14.710	27.15
SND05432	125.85	126.50	0.65	0.50	WD	19.083	19.64
SND05434	233.48	234.05	0.57	0.50	WD	14.407	30.76
SND05415	280.99	281.70	0.71	0.50	WD2	21.666	26.58
SND05417	249.45	249.98	0.53	0.50	WD2	16.280	90.71
SND05420	169.47	170.25	0.78	0.50	WDa	15.398	35.85
SND05421	228.06	228.77	0.71	0.50	WDb	90.862	127.48
SND05422	258.16	259.78	1.62	0.50	WDb	10.046	11.76
SND05430	135.57	136.09	0.52	0.50	WDb	16.614	25.09

All samples were analyzed at Acme Analytical Labs using wet geochemical, fire assay and metallics techniques.  Duplicate and blank samples as well as standards were included in the sample shipments sent to Acme to confirm procedural quality.  Check assays will be carried out by ALS Chemex Labs in Vancouver. The qualified person and supervisor for the 2005 exploration drill program is Wojtek Jakubowski, P.Geo.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company’s program for Fiscal 2006 includes pre feasibility studies, mine planning and limited diamond drilling, at a budgeted cost of $500,000.

The Skoonka Creek Prospect – Canada

600000E
605000E
610000E
615000E
N
TN 1.16 degrees left of UTM N
5580000N
5575000N
5570000N
516062
516059
503067
516059
516059
503071
503076
503075
503078
503083
503084
503082
503091
503088
503090
503085
503087
LEGEND
Roads
Creeks, Rivers
ALMADEN MINERALS LTD.
1103 - 750 West Pender Street Vancouver, British Columbia V6C 2T8
SKOONKA CREEEK PROPERTY
Kamloops Mining Division, B.C.
NTS 92I/5,6 - NAD83 UTM Grid
CLAIM LOCATIONS
AND TENURE NUMBERS
0 1000 2000 m
Drawn by WJ
Feb. 2006

click map to enlarge

The Skoonka Creek (formerly “Sam”) Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The initial staking of 43 claim-units (1,075 hectares) was undertaken in late 2003. During 2004, further staking expanded the prospect to 140 claim-units (3,500 hectares).  In January 2005, a closely adjacent SAMS (Sam South) block comprising 300 BCGS grid cells (~6,190 hectares) were acquired via the new BC Minerals Titles Online system.

During July 2005, all of the former legacy (SAM 1-16) claims were converted to new BCGS electronic grid cell tenures resulting in a total land area of 10,190 hectares.  All of the claims are 100% owned by the Company.

In Fiscal 2005, the Company executed an option agreement with Strongbow Exploration Inc. (“Strongbow”), whereby Strongbow can earn an initial 51% interest in the prospect by issuing to the Company 600,000 shares and completing exploration expenditures of $2,000,000 prior to December 31, 2008.  Strongbow can increase its interest to 60% by spending an additional $2,000,000 and issuing a further 400,000 to the Company over the ensuing two years.  Under certain conditions, Strongbow may elect to pay the Company $300,000 cash in lieu of the final 200,000 share payment.  The agreement included a commitment to issue 150,000 shares to the Company upon regulatory approval and to spend

$150,000 on exploration prior to December 31, 2005.  Both of these terms have been fulfilled by Strongbow.

Expenditures to Date

During Fiscal 2005, the Company incurred $2,749 in acquisition and $22,158 in exploration costs.  The value of securities received pursuant to the option agreement with Strongbow was $49,500. As at December 31, 2005, the Company had deferred costs of $33,006 on this prospect.

Location and Access

The prospect is readily accessible by road, 25 kilometres northeast from Lytton, British Columbia, on the Trans-Canada Highway.

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

During 2005 Strongbow expended $668,000 on exploration at Skoonka Creek which consisted to regional and detailed soil geochemical surveys, geological mapping, prospecting and recon rock/silt sampling, ground geophysical surveys, further hand trenching and initial core drilling on the JJ mineral structure and additional nearby geochemical/geophysical targets (Eleven NQ core holes totalling 1258.4 metres of drilling). The 2005 program generated 29 silt, 224 recon rock grab, 29 trench rock channel, 3588 grid soil, and 824 drill core samples.  All of the samples were tested for 28 elements by geochemical (ICP or AA) analysis at Global Discovery Laboratories in Vancouver, B.C.  Samples that returned gold analyses of greater than 0.2 g/t (and greater than or equal to 0.1 g/t later in the season) were subsequently fire assayed for gold, and those with moderate or high gold grades were additionally subjected to metallic screen assays.

At the JJ Showing area, the 2005 hand trenching has exposed the quartz vein system over a 60-metre strike length.  Detailed soil sampling has identified a broad gold and arsenic anomaly, coincident with mineralization.  Detailed ground geophysical surveys revealed a linear magnetic low, corresponding to the alteration system surrounding the quartz veins.  The drill program completed in October 2005 successfully extended the vein system at depth and along strike.

In the Discovery Showing area, the 2005 detailed grid soil sampling results define a 450-metre long northeast-southwest trending gold anomaly with numerous coincident anomalous rock samples.

The 2005 regional soil grid encompassing 16 square kilometres outlined several additional gold anomalies underlain by prospective andesite host rock.  The largest of these, called the Backburn Anomaly, is spatially related to the Discovery area and measures 1500 metres long by 800 metres wide.

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

Quartz hosted gold and lesser silver mineralization has been identified in widely scattered float occurrences, and in two major vein showings. All of these occurrences exhibit compositions and classic textures typical of low sulphidation epithermal veins and breccias. The styles of mineralization include massive multiphase vein, multistage breccia, stockwork veinlet, and pyritic silica-carbonate replacement of hostrock.  Disseminated pyrite and specular hematite also occur in both quartz matrix and hostrock clasts at the Discovery Showing.  Fluid inclusion studies of two vein rubble samples from the discovery area have reported formation temperatures in the range of <200oC to 210oC, indicating minimal erosion of the epithermal system at this site.

The (2003) Discovery Showing represents a large but low grade vein breccia zone having an estimated 4.2m true width over which the 2004 channel sampling returned gold analyses ranging from 0.34 g/t to 0.48 g/t, with negligible silver.  This zone trends ENE and is subvertical.

The 2005 detailed soil sample grid in the Discovery Showing area defined a 450-metre long NE-SW trending gold anomaly with numerous coincident anomalous rock samples.  This anomaly is spatially associated with a silicified and chloritized alteration zone within andesite flows, as well as a feldspar and hornblende-phyric porphyry dyke.  The 2005 regional soil grid identified additional gold anomalies underlain by prospective andesite flows, substantially farther out from but also spatially related to the Discovery area.  The largest of these gold-in-soil anomalies, named the Backburn Anomaly, covers an area of 1500m by 800m and is coincident with abundant float and subcrop occurrences of brecciated volcanic rocks that are variably oxidized with a quartz-carbonate-chlorite matrix.

The high grade JJ Showing discovered in 2004 is situated about three kilometers to the southwest of the Discovery Vein, on a subparallel ENE structural trend.  It consists of a moderately to steeply dipping zone containing two closely spaced veins (Jan & Jodi Veins) and intensely clay altered andesite wallrock having an estimated combined 2m true width. The quartz veins are massive to colloform banded.  Channel sampling of the JJ exposure in 2004 yielded gold assays of 12.79 to 53.38 g/t from vein material and 4.49 to 9.15 g/t from the selvages.  Corresponding sample silver assays range from 13 to 36 g/t (in vein) and 4 to 7 g/t (in the selvages).

Further hand trenching and channel sampling (by Strongbow) during 2005 intermittently exposed the JJ vein system over a 60-metre strike length and returned gold grades as follows: of 29 channel samples collected, 28 reported greater than 0.1 g/t including 20 samples greater than 1.0 g/t and 10 samples in excess of 12.0 g/t. The 2005 drill program successfully traced the JJ mineralization over a strike length of 350 metres, to vertical depths of 17.5 to 62 metres below surface, and indicated highly variable gold grades as listed in the Table under Drilling Results.  In general, the JJ gold mineralization occurs as two types: (1) high-grade associated with dark grey to black (sulphide/sulphosalt?) layers in banded quartz veins, and (2) low-grade disseminated in argillic-chloritic-pyritic altered volcanic wall rocks.

Infrastructure

There is no infrastructure in place on the prospect.

Drilling Results

During October 2005, Strongbow completed an 11-hole diamond drill program generating 1258.4 meters of NQ2 core (core size – 50.5mm diameter) from the JJ Showing area.  The main target for drilling was the coincident geochemical-geophysical anomaly that is interpreted to represent the host structure for high grade gold-quartz veins exposed intermittently by hand trenching along a 60-meter strike length.  Seven holes (841m) tested this interpreted target over a strike length of approximately 350 meters.  Each of these seven holes intersected alteration and quartz veining typical of low sulphidation epithermal systems. Anomalous assay results from the seven holes which targeted the JJ Showing are summarized in the Table below:

DDH	From (m)	To (m)	Interval[1] (m)	Assay[2] (g/t Au)	Assay (g/t Ag)
SC-003	38.60	57.59	18.99	1.38	1.61
Including	48.70	49.70	1.00	16.6	8.60
SC-004	39.58	46.80	7.22	1.10	2.70
Including	39.58	41.65	2.07	2.87	2.56
SC-005	34.44	36.82	2.38	4.22	4.29
	43.15	44.75	1.60	12.4	6.00
	78.20	79.36	1.16	4.52	5.00
SC-006	61.40	65.50	4.1	7.48	4.15
Including	64.25	65.5	1.25	16.2	5.76
	77.90	78.90	1.00	1.23	1.20
SC-007	17.85	19.05	1.20	1.27	1.92
	20.74	24.05	3.31	26.8	28.85
Including	20.74	22.31	1.57	54.5	56.75
	25.15	28.30	3.15	0.92	1.17
SC-008	16.90	17.70	0.80	2.87	3.75
	28.90	41.70	12.80	20.2	14.22
Including	28.90	29.67	0.77	28.6	10.78
And	32.89	35.80	2.91	51.1	46.49
Including	33.65	34.95	1.30	110.4	100.46
And	40.95	41.70	0.75	117.1	49.20
SC-009	25.70	28.90	3.20	2.04	2.41

1Current geological interpretations of the mineralized system are preliminary and therefore true widths of mineralization are uncertain. However the true widths of the reported intervals are estimated to be 90-100% and 50-70% of the reported intervals for holes drilled at -45 degrees and -80 degrees, respectively.

2All reported assays are uncut.

Hole SC-003 was set up as a 50m step-out to test the western extent of the JJ showing. The hole was oriented at an azimuth of 340° with a -45°dip.

Hole SC-004 was drilled from the same site, and at the same azimuth as SC-003, but at a -80° dip.

Hole SC-005 was drilled at az.326°/dip -45°, as a 50m step-out to the east from the JJ Showing.

Hole SC-006 was drilled under SC-005, at az. 326/dip -80°.

Hole SC-007 was set up 32.5m south of the JJ veins main surface exposure, and drilled at az.335°/dip -45°.

Hole SC-008 was drilled behind SC-007, at az. 340°/dip -80°.

Hole SC-009 is a 300m step-out to the west from the JJ Showing, and was drilled at az. 340°/dip -45°.

The remaining four holes of the program tested additional targets in the vicinity of the JJ Showing:

Hole SC-001 tested the Red Earth Zone, a geochemical target comprising a four-sample soil anomaly located north of the JJ Showing.  It was oriented at az. 340°/dip -45°, and encountered fault gouge and breccia with minor gold mineralization from 12.62 to 14.00 m (0.22 to 0.56 g/t Au) and from 15.70 to 18.80 m (0.14 to 0.90 g/t Au).

Hole SC-002 was collared at the same site as SC-001, and was drilled at az. 340°/dip -80°. A zone of minor gold mineralization was intersected between 20.30 and 34.40 m, ranging from 0.40 to 1.12 g/t Au with thin unmineralized bands returning <0.10 g/t Au.

Hole SC-010 was drilled north of SC-005 and -006, to test two gold-in-soil anomalies and a weak to moderate VLF geophysical anomaly.  This hole was oriented at az. 340°/dip -45°.  Weak gold mineralization was encountered from 88.70 to 90.30 m.

Hole SC-011 tested two other gold-in-soil anomalies and the same VLF geophysical anomaly plus a linear magnetic low feature.  The hole was drilled at az. 340°/dip -46°. Weak gold mineralization (0.32 g/t Au) was encountered from 77.20 to 78.20 m.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned 2006 exploration program with all work being conducted by Strongbow which is earning an interest in the prospect.  Strongbow plans to carry out further ground geophysics and drilling at the JJ Zone in the Spring of 2006. Later, additional field work in the Discovery-Backburn Anomaly area will include mechanized trenching followed by drill testing.  Additional soil geochemical surveys and geological mapping are planned to cover the entire claim area, to develop new targets.  Strongbow’s 2006 budget for work is approximately $1,000,000.

PRINCIPAL PROPERTY INTERESTS IN MEXICO

Chihuahua
CHIHUAHUA
San Carlos
gold/copper
SINALOA
TAMAULIPAS
Mazatlan
Caballo Blanco
gold/silver/copper
NAYARIT
Mexico City
Veracruz
VERA
CRUZ
OAXACA
El Fuego
gold/silver

click on map to enlarge

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

click map to enlarge

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

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 shares of its stock and pay U.S.$668,500 plus value added tax by February 26, 2007. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax.

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.

Expenditures to Date

During Fiscal 2005, the Company incurred $80,408 in acquisition and $103,606 in exploration costs, primarily on the payment of Mexican mining taxes ($63,145) and travel ($19,672. The Company recovered $165,944 of acquisition and exploration costs from Comaplex.  As at December 31, 2005, the Company had deferred costs of $542,955 on this prospect.

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

Geology and Mineralization

The property occurs in a caldera setting in flat lying volcanic rocks of Miocene age, along the northeastern edge of the Trans-Mexican Volcanic Belt. It is a new discovery, first identified by sampling in acid sulphate altered quartz stockwork veining, in a road cut for the main coastal highway which yielded anomalous gold values. The property covers three  large hydrothermal alteration zones called the Central Grid, the Highway Zone, and the Northern Zone. The Central Grid area is the most deeply eroded and demonstrates porphyry Cu-Au, and low sulfidation Au-Ag style mineralization. The centres of the Highway and Northern zones are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent high sulphidation gold-silver epithermal systems. Mineralogical evidence is interpreted to indicate that minimal erosion has taken place and the hydrothermal systems are mainly preserved.

Exploration Results

A geochemical soil survey on a grid that covers roughly 3 kilometers by 3 kilometers in the Central Grid area of the property outlined a number of coincident gold-copper anomalies associated with what appears to be two styles of mineralization within a very large alteration zone. In one area, two creeks contain float rock of porphyry style quartz stockwork veining associated with copper-gold mineralization and K-silicate alteration. A geochemical soil survey outlined a copper anomaly roughly 700 meters by 500 meters, with coincident anomalous gold values.  The other style of mineralization, gold-silver-copper-lead quartz stockwork and quartz barite veins, is found in several areas.  One such area has an irregular shaped soil anomaly that is roughly 700 metres by 200 metres with up 2.89 gm/t gold and up to 0.22% copper.

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

IP geophysical and soil geochemical anomalies were targeted with the drilling over a roughly 1 by 2.2 kilometer area. The water table was consistently intersected at shallow depths.  The water flow encountered in many holes limited the practical depth of drilling with the drilling system employed.

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

In order to test the Central Grid and Highway Zone porphyry targets, Noranda drilled 1,789 meters in seven holes. Four were drilled in the Central Grid looking for the extension of the outcropping copper bearing porphyry and three holes were drilled into the previously undrilled Highway Zone. The report summary states “Despite pervasive K-spar flooding potassic alteration associated with the porphyry in the Central Grid and the huge argillic alteration zone that occurs at the Highway Zone, significant copper mineralization was not found.”  Noranda stated the presence of an important gold deposit in the Central Grid area had not been ruled out but possibilities for an open pittable copper porphyry were reduced.  On the Highway Zone, very low values of copper were found but drilling did intersect short intervals of elevated gold.  Hole CB-02-07, Noranda’s last hole, which was drilled in an area of extensive argillic alteration associated with elevated gold in soil geochemistry had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

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

At the Northern zone, sampling, geologic mapping and PIMA portable infrared spectrometer analyses have defined a roughly 6 by 5 kilometer area of acid sulphate alteration and vuggy silica, including many breccia bodies. Past sampling in these areas by Almaden has returned anomalous gold values, the highest being 11 g/t. The alteration in the Northern zone is very similar to that in the Highway zone, however up until this program very little work had been carried out in this area. Initial sampling by Comaplex returned anomalous gold values from outcrop, the highest being 1 g/t. Outcrop in this area includes breccia bodies containing clasts of vuggy silica. An IP section over the zone outlined a large high resistivity feature.

A drill program that was to have commenced earlier in 2004 was delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season.  Drilling on a portion of the southern Highway zone commenced in November 2004 and shut down for the Christmas season.  This work consisted of four holes, three in the Highway Zone (CB-04-02, 03 and 04) and one in the Central Grid area (CB-04-01). To date the drilling on the Highway zone has not tested the principle targets of interest as the holes were drilled to the south of the main vuggy silica bodies, generally found to be the most prospective for gold in high sulphidation systems, in an area of clay dominated alteration. These three holes intersected anomalous gold values in clay altered and silicified volcanics including an interval of 0.22 g/t gold over 16 meters in hole CB-04-03.

Hole CB-04-01 was drilled in the Central Grid area of the property near where two reverse circulation drill holes drilled by Almaden in 1998 intersected porphyry copper-gold mineralization. Hole CB-04-01 was located roughly equidistant from these two holes and intersected a K-silicate and quartz-sulphide veined monzonite body from surface to the end of the hole at 298 meters. The entire length of this hole averaged 0.38 g/t gold and 0.16% copper including two higher grade intervals; 56 meters of 0.84 g/t gold and 0.34% copper from 70 to 128 meters depth and 24 meters from 172 to 194 meters averaging 0.89 g/t gold and 0.28% copper (includes a 10 meter interval averaging 1.7 g/t gold and 0.49% copper). The alteration associated with these intervals (K-silicate alteration including quartz-K-feldspar and chalcopyrite veining and hydrothermal biotite overprinted by quartz-pyrite-chlorite-sericite alteration and veining) is typical of a porphyry copper setting.

Diamond drilling by Comaplex continued in late May 2005. A total of 3 holes totaling 523 meters were drilled from the same setup on the top of Cerro la Cruz in the Northern Zone. A total of 1,500 meters was planned for the program, but further drilling was not possible at the time due to the intensity of the rainy season. In addition Comaplex has reported the drilling was extraordinarily slow and logistically difficult due to the extremely hard and broken nature of the rock. The Northern zone is an area where sampling, geologic mapping and PIMA analyses have defined a large, roughly 6 by 5 kilometer zone of alteration, which includes several areas of massive silicification and vuggy silica, one of which is the Cerro la Cruz area. These areas of massive silicification and vuggy silica are recognized worldwide to be the prospective parts of high-sulphidation gold systems. The Cerro la Cruz area of massive silicification and vuggy silica was the target of drilling in the Northern zone because past sampling on surface has identified significant gold grades in this area. In January 2005 Almaden and Comaplex staff sampled the Cerro La Cruz area where outcrop of massive silicification and vuggy silica alteration occurs. Thirty-two rock chip samples were collected over a roughly 35 by 100 meter area. These samples averaged 0.62 g/t gold and ranged from 0.01 to 4.67 g/t gold. Eleven samples returned gold grades above 0.50 g/t gold and six above 1.00 g/t gold.

Due to drilling difficulties outlined above, two of the three holes had to be terminated before they reached their intended depths. All three holes encountered more massive silicification that seems to grade with depth into more brecciated and vuggy silica bodies.  Hole CB05-1 was vertical and reached a depth of 136.5 meters. This hole encountered largely massive silica to 76 meters at which point more vuggy material was intersected. Hole CB05-2 was drilled to the east (110 Azimuth) and at a dip of -65. This hole also encountered massive and vuggy silica bodies but was lost at the shallow depth of 72 meters. This hole encountered increasing gold values to the end of the hole in both massive and vuggy silica. Hole CB05-03 was drilled at an azimuth of 342 and a dip of -50 and was the only hole completed to its intended depth which was 314 meters. A section of massive and vuggy silica was intersected from the collar to 200 meters where clay altered volcanic rock was encountered to the end of the hole. This entire section (from the top of the hole to 214 meters) averaged 0.7 g/t gold. Within this section a zone of strongly brecciated and vuggy silica was encountered, a 108 meter section of which (from 66 meters to 174 meters depth) averaged 1.14 g/t. This includes a 40 meter section from 74 to 114 meters depth which averaged 2.35 g/t gold.

More massive silica zones with lower gold values appear to cap vuggy and brecciated zones which carry the most significant gold values as evidenced by hole CB05-3. The intersection in this hole indicates the potential for both grade and size in an entirely untested high-sulphidation gold system. It should be emphasized that the Cerro la Cruz area represents one of several massive and vuggy silica zones within the Northern Zone. In addition the Highway zone, located seven kilometers south of the Northern zone, is also an area of high-sulphidation alteration containing zones of massive and vuggy silicification. In both the Highway and Northern zones areas of massive silicification are dominant which, in light of the results of the current drill program, may cap further zones of brecciated and vuggy silica like that encountered at Cerro la Cruz.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006 with all work being conducted by Comaplex Minerals Corp. who is working to earn their interest in the prospect.  A diamond drill program to continue testing the principal targets of interest on the Highway Zone and Northern Zone is currently planned for March/April 2006 and is expected to utilise a man-portable diamond drill rig.  Utilising this equipment is anticipated to greatly reduce the difficulties in access and road building encountered in the past due to very hard and rocky ground conditions.

The Fuego Prospect - Mexico

30 °
-110 °
-100 °
-90 °
30 °
20 °
Mexico City
20 °
Oaxaca State
Oaxaca City
-97 °
-96 °
-95 °
-94 °
18 °
17 °
17 °
16 °
Outline of Almaden's
100% owned claims
over the Fuego Prospect
0
50
100
kilometres
-98 °
-97 °
-96 °
Almaden Minerals Ltd.
Fuego Project
Claim Map
Date:3/3/2005
Arthor: RJP
Scale: 1: 2,500,000
Drawing:
Projection: UTM NAD 27 ZONE 14

click on the map to enlarge

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

In February 2004, the Company entered into an agreement (the “Horseshoe Option” with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006.  Horseshoe can increase its interest to 60% by incurring a further U.S.$1,000,000 of exploration expenditures by December 31, 2007. Upon earning a 60% interest in the prospect , Horseshoe would have 120 days to acquire Almaden’s remaining 40% interest in the prospect in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time. Horseshoe’s right to increase its interest to 60% is subject to approval by its shareholders of the acquisition of Almaden’s remaining 40% interest. By reason of delays in obtaining requisite permits to conduct exploratory drilling and consequent delays in securing appropriate drilling equipment, Horseshoe was unable to make requisite expenditures within the times provided in the Horseshoe Option. By amendment dated as of the 31st of January 2005, times to perform work requirements and to meet share issuances were extended essentially by one year.

Expenditures to Date

During Fiscal 2005, the Company incurred $236,739 in exploration costs, primarily on the payment of Mexican mining taxes ($34,435), drilling ($21,342), professional, technical and geological services ($72,837) and travel (59,063).  The Company recovered $262,179 of exploration costs from Horseshoe. The value of securities received pursuant to the option agreement with Horseshoe was $125,000.  $92,306 was included in income on mineral property options.   As at December 31, 2005, the Company is carrying this prospect at $1.

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

Geology and Mineralization

The prospect is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with epithermal vein systems worldwide. Some limited historic workings exist on one of several banded veins identified within a more than 20 meter wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to 5 meters wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property of both banded quartz adularia vein material and silicified volcanic wall rock. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. The property has excellent infrastructure and represents an epithermal vein system that has had no known previous modern exploration.

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

In 2004 Horseshoe completed a surface geologic mapping and rock and soil sampling program. This program outlined the main vein zone which has been traced in outcrop roughly 1,000 meters along strike. Along this exposed strike length vein widths vary from 3 to 10 meters. Several parallel veins were identified in outcrop as well.

In November 2005, Horseshoe initiated a diamond drill program. Before breaking for Christmas, three holes were completed (DH-05-01, DH-05-02 and DH-05-04) for a total of 415.96 meters.

Drilling recommenced in January 2006 and the program includes plans to test along roughly 500 meters of strike length and up to 150 meters beneath surface.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006 with all work being conducted by Horseshoe who is earning its interest in the prospect.  Early in 2006, Horseshoe advised the Company that it will be continuing the drill program initiated in 2005.

The San Carlos Prospect – Mexico

24°45'
99°00'
N
San Miguel
San Miguel Area
Moctezuma
El Palmar
San Nicolas Ag-Pb Trend
Red. San Carlos Fracc. 1
San Jose
San Narciso
El Gavilan
La Reyna
San Nicolas
2730000 mN
Piedra Iman
San Jose Area
Begonia Norte
San Jose II
La Begonia
El Jatero Zone
La Homogenea
Ampl. Begonia y Homogenia
Marmolejo
Red. San Carlos Fracc. 2
LEGEND
Mine
Road
Track
Creek
Magnum Zone
2720000 mN
San Carlos
La Union Morales
1500
0
5 km
1000
Merida
Rincon Murillo
500
Aurcana Corporation
SAN CARLOS PROJECT
MEXICO
PROPERTY MAP
Figure 2
2710000 mN
El Saucillo
490000 mE
500000 mE
510000 mE
July 2003

click on the map to enlarge

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.  The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest

The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The San Carlos claim was acquired directly by staking.  The San Jose claim, initially held under option, was purchased outright in February 2001 for U.S.$100,000 plus a 2% NSR.  These claims surround several small claims totaling 97 hectares which were optioned for a purchase price of U.S.$1,000,000 over six years subject to a sliding scale royalty of from 2.5% to 1.5% depending on the rate of production.

During Fiscal 2001, Aurcana Corporation (“Aurcana”) was granted the option to acquire up to a 60% interest in the project.  The option was relinquished at the end of Fiscal 2003.

In March 2004, the Company entered into an agreement (the “Hawkeye Option”) with Hawkeye Gold and Diamond Ltd. (“Hawkeye”). In April 2005, the Company signed a revised option agreement with Hawkeye on terms whereby Hawkeye can earn a total of 60% of the project by paying C$45,475 representing past obligations (paid), issuing a total of 1,850,000 shares to Almaden (850,000 received) and incurring exploration expenditures of U.S.$4,000,000 over six years.

Expenditures to Date

During Fiscal 2005, the Company incurred $5,531 in acquisition and $108,308 in exploration costs, primarily on the payment of Mexican mining taxes ($51,808) and legal, professional, technical and geological services ($47,530).  The Company recovered $100,973 of exploration costs and administrative fees from Hawkeye.  The value of securities received pursuant to the option agreement with Hawkeye was $136,000. As at December 31, 2005, the Company had deferred costs of $90,207 on this prospect.

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

In 2004 Hawkeye carried out a geologic mapping, geochemical and geophysical survey and rock and soil sampling program over the area of anomalous soils identified by Aurcana. This work delineated several areas that are deemed anomalous with respect to gold, silver, lead and zinc responses in soil samples and elevated chargeability responses recorded in the induced polarization geophysical survey carried out. Hawkeye has informed that it commenced a drill program in December 2005 that was not completed before breaking for Christmas.  Almaden has received no information or results to date from Hawkeye on the progress of this program.  Hawkeye announced on January 30, 2006 that the drilling program had resumed.

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

Mineralization in the San Jose district is closely related to intrusive rocks.  Copper sulphides and gold are associated with calc-silicate minerals and magnetite (skarn) that have replaced the limestone country rock.  Copper sulphides and gold are also associated with extensive K-silicate alteration and veining within the intrusive body, which was considered to present the potential for a porphyry style gold-copper deposit in the intrusive complex. The geologic setting of the San Carlos project bears many similarities to that of the Grasberg and Bingham Canyon porphyry copper-gold-molybdenum deposits where similar intrusive rocks intrude folded limestone strata forming porphyry, skarn mineralization and more distal lead zinc silver mineralization.

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

Hawkeye has informed Almaden that its 2005/2006 drill program was designed to test for both CRD and skarn type mineralization.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned Fiscal 2006 exploration program with all work being done by Hawkeye who is earning its interest in the prospect.  Hawkeye has informed Almaden that it will continue its drill program designed to test for both CRD and skarn type mineralization and will consist of 1,000 to 1,500 meters.

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

In Fiscal 2003, the Company entered into an agreement with Ross River Minerals Ltd. (“Ross River”). To earn an initial 50.1% interest, Ross River had to maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 425,000 shares to the Company by April 30, 2008. Ross River could increase its interest to 60% by incurring a further U.S.$1,000,000 of exploration expenditures by April 30, 2010.

In Fiscal 2004, the Company entered into an agreement with Ross River in which the Company agreed to sell a 100% of its right, title and interest in this prospect.  The transaction completed in Fiscal 2005.  In consideration for the Company’s interest, Ross River issued to the Company 2,200,000 shares of Ross River. Ross River is required to issue an additional 1,000,000 shares when exploration and development expenditures on the property meet or exceed U.S.$10,000,000 and an additional 1,000,000 shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it’s formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognised engineering firm acceptable to both parties.

The Ram Prospect – Canada

The Ram Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Ram claims were acquired from the Company’s predecessor (“Fairfield”) and are 100% owned by the Company.

In May 2000, Fairfield entered into an agreement (later amended) with Ross River Gold Ltd. (now Ross River Minerals Inc.  (“Ross River”)) whereby Ross River can earn a 70% interest in the prospect by incurring $500,000 in exploration expenditures by April 1, 2008 and issuing to the Company a total of 390,000 shares.

Expenditures to Date

During Fiscal 2005, the Company incurred no costs on this prospect.  Proceeds from securities received pursuant to the option agreement with Ross River were $98,958 which has been included in income on mineral property options.  As at December 31, 2005, the Company is carrying this prospect at $1.

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

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006. Ross River is maintaining its option on the property.  The claims have expiry dates from December 31, 2013 to December 31, 2019.

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

In January 2005, the Company and Williams Creek acquired Santoy’s 20% share interest in ATW and now each own a 50% share interest in ATW.

 Expenditure to Date

During Fiscal 2005, the Company incurred $30,609 in exploration costs, primarily on a bathymetry survey and claim maintenance costs.  $15,299 of claim maintenance costs were written off to operations. As at December 31, 2005, the Company had deferred costs of $212,254 on this prospect.

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

A bathymetry (water depth) survey was carried out in mid-2005 over the projected source area of the indicator mineral train as defined by the 2003 sonic drill program.

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

In early 2003, a till sampling program with seventy-seven holes were drilled to recover samples of basal till samples on several lines of hole between the last two lines of till sampling holes described above. This work narrowed down the anticipated source area to a one kilometre by one kilometre square. Both 2002 and 2003 drill programs were supervised by Almaden personnel.

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

A bathymetry (water depth) survey was carried out in 2005 over the area defined as the source of the indicator minerals.  The bathymetry survey was done by boat in August and September of 2005 at 50m line spacing for a total of 282 line kilometres.  The data was then provided to Intrepid Geophysics for the reinterpretation of the gravity surveys with the goal of defining drill targets.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company plans a detailed sonic drill program to define the source of the indicator mineral train for future diamond drill testing.  The program is expected to be carried out in March-April 2006 at an estimate cost to Almaden of $112,500.

The Rock River Coal Prospect – Canada

The Rock River Coal Prospect is without proven reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2002, the Company acquired a 50% interest in four coal exploration licenses covering 187,698 acres in the Yukon Territory through application to Indian and Northern Affairs Canada.  Santoy Resources Ltd. (“Santoy”), formerly Troymin Resources Ltd. (“Troymin”), holds the remaining 50% interest. The licenses were originally applied for by the Company’s President during Fiscal 2001 and when granted, a 50% interest was declared held for the benefit of the Company and a 50% interest for the benefit of Troymin. The licenses are subject to a gross over riding royalty (‘GORR”) of 3% payable to H. Leo King upon the licenses being issued. The joint venture can also purchase up to 2% of the GORR for $1,000,000 for each per cent.

Expenditures to Date

During Fiscal 2005, the Company paid its portion (50%) of the second year lease deposit of $9,421, which was written off to operations.  As at December 31, 2005, the Company had deferred costs of $39,339 on this prospect.

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

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has planned a limited diamond drilling program for Fiscal 2006 at an estimated cost to the Company of $150,000.  The Company is required to file a statement of work or remit fees based on $0.05 per acre in year one, $0.10 per acre in year two and $0.20 per acre in year three.  The licenses expire on July 30, 2007.

The PV Prospect – Canada

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

In May 2004, the Company completed the staking of an additional 22 mineral claims and was reimbursed by Spire for the costs of this work. These new claims partly overlapped and substantially expanded the previous PV and NIC claim groups, joining them into one contiguous block currently comprising 353 units or approximately 88 square kilometres.

During Fiscal 2005 all but nine of the original (legacy) claims were converted to electronic (BCGS) grid cell claims, and six additional new cell claims were acquired resulting in a land area expansion from 88 to the present 107 square kilometers.

Expenditures to Date

During Fiscal 2005, the Company incurred $1,071 in acquisition and $7,969 in exploration costs on this prospect.  The  value of securities received pursuant to the option agreement with Spire was $18,000. As at December 31, 2005, the Company had deferred costs of $121,937 on this prospect.

Location and Access

The property is located approximately 50km west of Merritt, British Columbia and access to all but the central claims is by road.  The central claims are accessed by helicopter.

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

The regional silt sampling and prospecting survey successfully identified 18 early stage gold-in-silt geochemical anomalies, which collectively form three loosely defined gold anomaly cluster areas.  Preliminary work on the Anomaly Cluster 1 area identified a strong, northeast trending, open-ended multi-element soil anomaly.  Six one-metre contiguous rock chip samples collected from a 6.0m long hand trench, within this soil anomaly, returned gold analyses ranging from 0.19 g/t to 0.82 g/t (RM Zone).

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

During the 2005 field season, Spire focused solely on the Anomaly Cluster 1 area located in the central property area.  This work involved follow-up of the previous year’s success related to the multi-element soil anomaly identified on four initial reconnaissance sample lines and the RM trench showing.

The 2005 exploration program was carried out in two parts at a total cost of $390,000.  Both stages included establishing, prospecting and soil sampling an extensive control grid over the RM and RMX Zones, covering 8.4 square kilometres at 100mX25m and (local) 50mX25m grid spacings.

A total of 2,874 soil samples were collected on 92.5 km of grid lines. In addition, 33 hand trenches totalling 332 linear metres were dug in locales with either anomalous (gold) rock or soil sample results. The trenching program and local area prospecting generated 455 rock samples, of which 335 were continuous chip/channel samples collected from the 33 trenches.  All of the rock and soil samples taken in 2005 were analyzed for 36 elements by Acme Analytical Laboratories in Vancouver, B.C.  The trench rock samples were also fire assayed for gold at the same facility.

As a result of the 2005 fieldwork, the RM/RMX Zone multi-element soil anomaly was greatly expanded to a size of 3500 metres long by 200 to 400 metres wide.  The gold-in-soil anomaly trends roughly north-south and is open to the north.  A qualitative review of the soil geochemical data indicates that silver, molybdenum and arsenic have a strong correlation to gold, whereas antimony and mercury show moderate to poor correlation respectively.

Geology and Mineralization

The expanded PV claim block is underlain dominantly by a northwest trending belt of Cretaceous volcanics and lesser sediments known as the Spences Bridge Group.  These rocks include intermediate, locally felsic and mafic flows and pyroclastics with some sandstone, shale and conglomerate, as well as a younger basaltic unit differentiated as the Spius Creek Formation.  The assemblage dips gently to the northeast and unconformably overlies Triassic-Jurassic mafic intrusive rocks exposed along the southwestern claim boundary.  Locally, the assemblage in turn is overlain by Tertiary (Eocene) mafic to felsic volcanics.  These younger volcanic units are cut by small (Miocene?) intrusions of intermediate composition, which may be part of a feeder system to them.

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

Mineralization found to date includes approximately two hundred float occurrences of gold ± silver bearing quartz veins and breccias, as well as the insitu NIC Discovery Zone and Anomaly Cluster 1 (RM/RMX) showings.  All of the occurrences exhibit compositions and textures typical of low sulphidation type epithermal systems.  Most of the mineralized float is subangular in nature, indicating local sources.  The majority of the float occurrences lie within a 2.5-square kilometre area (PV Zone) that straddles Bonanza Creek valley, and coincides with a multi-element soil geochemical anomaly, on the original 40-unit PV claim group.  Preliminary fluid inclusion studies on a few quartz vein samples from this area have reported formation temperatures of ~200oC, indicating only shallow erosion of the source epithermal system.

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

The RM and RMX mineral zones within the large multi-element soil anomaly identified during 2004/2005 are situated 3.5 and 5.0 km north-northeast of the PV Zone, along the same apparent structural and geochemical trend.  The gold and related pathfinder element mineralization occurs in limonitic and hematitic quartz veins/stringers, stockworks and breccias hosted by variably porphyritic chlorite altered basaltic andesite.  Local strong silicious iron-rich carbonate and clay alterations are also present.  The observed vein textures and trace element geochemistry are indicative of the upper levels of low sulphidation type epithermal deposits.  Individual vein widths encountered in the trenches range from <1.0cm to 5.7 metres.  The trench rock and grid soil sample results to date demonstrate large size, bulk tonnage potential of the RM/RMX gold-quartz system.

Planned work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned Fiscal 2006 exploration program with all work being conducted by Spire which is earning its interest in the prospect. Spire has advised the Company that ground geophysical surveys are currently being conducted in the area of the large RM/RMX soil anomaly and mineral showings.  This program commenced in February 2006 and will consist of magnetic and induced polarization (IP) surveying on 48 line-km of grid at 100-metre line spacing.  The geophysics program will be followed, in the spring, by a diamond drilling program to test the continuity and grades of the RM and RMX Zones at depth.  The total budget for both of these programs is approximately $1,400,000.

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

In Fiscal 2003, the Company entered into an agreement with Kobex Resources Ltd. (“Kobex”) on the claims comprising the MOR, Caribou Creek and Cabin Lake prospects. During Fiscal 2005, Kobex relinquished its option on all prospects.

Expenditures to Date

During Fiscal 2005, the Company incurred $174 of costs on this prospect which were written off to operations. As at December 31, 2005, the Company had deferred costs of $31,524 on this prospect.

Location and Access

The MOR prospect is located 9km north of the Alaska Highway in the Morley River area of southern Yukon Territory and consists of 52 contiguous mineral claims in the Watson Lake Mining District.  Access is by helicopter from a staging area on the Alaska Highway.

History and Recent Work

The initial MOR claims (1-4) were staked in August of 1997 to cover a small zone of anomalous base and precious metal values in soil and in gossanous schist subcrop (Discovery Showing), located during follow-up of regional stream sediment anomalies identified by Fairfield’s predecessor company in 1980.  Subsequent work in 1997 focussed on hand pitting and trenching in this area, but also included prospecting and reconnaissance (silt, soil, rock) sampling elsewhere on and around the four claims.

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

A two-week prospecting program was undertaken in July 2001.  A total of 197 portable power auger soil samples and 6 rock samples were collected.  All samples were shipped to Acme Analytical Labs for multi-element analysis.

During Fiscal 2004, Kobex completed an induced polarization (IP) geophysical survey over the prospect which defined an 800 meter long linear chargeability anomaly that remains open along strike. This anomaly is coincident with mineralization identified in trenches and anomalous soil geochemistry, and was tested by two diamond drill holes completed by Kobex in August 2004.

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

The 2000/2001 auger sampling provided for better overall definition of the main mineralized trend, and revealed blind mineralization at two widely separated locations within this trend.  Weathered and decomposed bedrock samples from the new showings, which may represent different felsic horizons than any previously sampled, yielded highly anomalous base and precious metal values as shown in the following table:

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

Drilling Results

During Fiscal 2004, Kobex completed two diamond drill holes totalling 185.3m to test IP geophysical anomalies on the MOR claims. The holes were drilled roughly 100 meters apart; both intersected alteration and mineralization commensurate with a VMS system, however there is insufficient geological information to determine the orientations and true widths of the massive sulphide units.

The assay results from the mineralized intercepts are reported below:

Results from Hole MO04001
From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver g/t	Gold g/t	Lead %
18	22.9	4.9	0.69	1.31	39.70	0.82	0.15
Including:
19.3	21.7	2.4	0.83	1.43	40.71	0.83	0.14
19.3	19.9	0.6	1.06	1.27	25.28	0.63	0.06
41.9	42.6	0.9	0.69	0.18	11.8	0.50	0.05
Results from Hole MO04002
From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver g/t	Gold g/t	Lead %
23.30	27.05	3.75	0.17	0.76	12.95	0.17	0.11
Including:
24.50	24.85	0.35	0.44	2.17	26.20	0.41	0.27
66.12	68.00	1.88	0.97	0.21	19.78	0.35	0.05
Including:
67.30	68.00	0.70	1.23	0.37	37.65	0.50	0.12

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006 and is seeking a new joint venture partner to fund potential future work. The claims are in good standing until April 29, 2012 through to April 29, 2015.

The Tim Prospect - Yukon Territory

The Tim Prospect is without known reserves and all work done by the Company’s predecessor (“Fairfield”) on the prospect has been exploratory in nature.  No work has been conducted on the prospect since 1988.

Option to Acquire Interest

The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date

During Fiscal 2005, the Company incurred $1,050 of costs to maintain this prospect which were written off to operations.  As at December 31, 2005, the Company is carrying this prospect at $1.

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

Drilling Results

No drilling has been conducted to date.

Planned Work Program - Fiscal 2006, Ending December 31, 2006

The Company has no work program planned for Fiscal 2006.  A joint venture partner is being sought to fund potential future work.

The Merit Prospect – Canada

The Merit Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Merit claim group comprises about 1,906.6 hectares (~19 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

Expenditures to Date

During Fiscal 2005, the Company incurred $72,176 in exploration costs on this prospect, primarily on professional and technical services ($42,975) and geochemistry ($15,960). As at December 31, 2005, the Company had deferred costs of $90,566 on this prospect.

Location and Access

The prospect is readily accessible by road, 30 kilometres west of Merritt, British Columbia.

History and Recent Work

Pre-acquisition work to September 2004 consisted of prospecting and recon geochemical sampling, based on follow-up of earlier government (BC-RGS) and Company-generated regional gold stream sediment anomalies.  This program generated 71 rock, 56 silt, and 16 soil samples.  Following initial claim staking, in September-October 2004, further similar work was carried out which generated an additional 28 rock and 109 soil samples.  All of the samples were tested for 36 elements, by Acme Analytical Laboratories in Vancouver, BC.

During 2005 the initial (legacy) claims were converted to electronic (BCGS) grid cell claims, and two additional new cell claims were acquired resulting in a land area expansion from about 1700 hectares to the current 1906.6 hectares.  The 2005 exploration program comprised further prospecting and recon rock/soil geochemical sampling, a property wide grid soil geochemical survey, limited geological mapping and hand trenching in two mineralized areas – Sullivan Ridge and West Zone.  This work generated 1,081 soil and 58 rock samples, all of which were tested for 36 elements by

Acme Analytical Laboratories in Vancouver, B.C.  A few selected trench rock samples were also fire assayed for gold and silver, at the same facility.

The rock sample results have identified numerous gold-silver bearing quartz (± calcite) float occurrences, and insitu quartz-carbonate alteration/mineralization along two major northerly (to NNE) - trending structures.  Initial Sullivan Ridge grid soil sampling conducted in 2004 over an area of 800 metres by 200 metres on one segment of the main structure has outlined a multi-element anomaly.  The main, property wide, grid soil sampling results from 2005 show other discrete areas of elevated gold±arsenic±antimony±mercury. The largest of these (2005) soil anomalies measures 3500 metres long by 300 to 900 metres wide, and is situated between and subparallel to the Sullivan Ridge and West Zone mineral trends.

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

The main or El Gordo structure has been traced intermittently along a strike length of 2,700 metres and is highlighted by two segments of exposed alteration and mineralization called Discovery Hill and Sullivan Ridge zones.  Both of these zones are characterized by intense iron carbonate-hematitic silica and clay alteration containing elevated to strongly anomalous values of one or more of the epithermal suite trace elements arsenic, antimony, mercury, barium, plus copper and manganese.  The more prominent Sullivan Ridge consists of a 10- to 50-metre wide zone that is readily traceable in outcrop and talus over a length of 750 metres.  Locally abundant quartz vein and carbonate-quartz breccia occur within the alteration envelope.  Grab and trench channel samples of this material from several sites along the zone have yielded anomalous gold and silver analyses.  The better gold grades encountered to date are in the northern portion of the Sullivan Ridge Zone, and they occur in veins/breccia that strike northerly versus the NNE trend of the overall structure.

A second, parallel northerly trending structure has been identified 1.5 kilometres to the west of El Gordo.  This structure is characterized by the West Zone quartz vein and rubble train which has been traced over a 350-metre strike length.  Initial hand trenching across this zone at three closely spaced intervals has revealed a massive hematitic quartz vein having true widths of 1.5 to 2.5 metres.  Eighteen continuous chip and grab samples of the vein and altered wallrock material have returned anomalous gold, silver, copper, arsenic, antimony, barium and mercury analyses.

The nature of the alteration and mineralization found to date at Discovery Hill, Sullivan’s Ridge and West zones, including the presence of  high mercury and barium values, suggests that these zones may represent the very upper reaches of an epithermal system.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has proposed a 2006 exploration program to include detailed infill grid soil geochemical sampling, prospecting, mechanized trenching, and an initial drill test of the northern Sullivan Ridge Zone, at an estimated cost of $100,000.  A joint venture partner is being sought to fund this program.

The Nicoamen River Prospect – Canada

The Nicoamen River Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Nicoamen River claim group comprises about 1,945 hectares (19.5 sq. km) and was acquired by staking during

2004 and 2005 and is 100% owned by the Company.

Expenditures to Date

During Fiscal 2005, the Company incurred $42,355 in exploration costs on this prospect, primarily on professional and technical services ($21,371) and geochemistry ($11,915). As at December 31, 2005, the Company had deferred costs of $48,665 on this prospect.

Location and Access

The prospect is readily accessible by road, approximately 40 kilometres northeast of the village of Boston Bar on the Trans-Canada Highway in southern British Columbia.

History and Recent Work

Pre-acquisition work during July 2003 and August/October 2004 consisted of prospecting and recon geochemical sampling, based on follow-up of earlier government (BC-RGS) and Company-generated regional gold and arsenic stream sediment anomalies.  These programs generated 16 rock, 47 silt, and 15 soil samples.  In September 2005 a preliminary property evaluation program was conducted, comprising further prospecting and recon rock/silt geochemical sampling, minor hand trenching, grid and roadcut soil geochemical sampling.  The 2005 program generated an additional 20 rock, 7 silt, and 827 soil samples.  All of the samples collected to dated (2003-2005) have been tested for 36 elements, by Acme Analytical Laboratories Ltd. in Vancouver, B.C.

The rock sample results have identified several gold bearing quartz float occurrences, and insitu gold-quartz vein mineralization along a major NNW - trending fault structure.  The initial grid soil sampling has outlined a main multi-element geochemical anomaly measuring 800 metres by 2000 metres in the Discovery area.

Geology and Mineralization

The dominant rock assemblage underlying the Nicoamen River prospect is the Cretaceous Spius Creek Formation, a basaltic andesite unit.  This is the upper part of the Spences Bridge Group which is a broad northwest trending sequence of gently folded volcanics with lesser sediments, dipping shallowly to the northeast.  The Spences Bridge Group unconformably overlies older plutonic rocks, mainly granodiorite to diorite of the Permian to Triassic Mount Lytton Complex occupying the southwestern claim area.  The Spences Bridge Group is unconformably overlain locally by Eocene Kamloops Group intermediate and felsic volcanics.

The major structural features in the district are steeply dipping normal faults.  The Nicoamen River Fault parallels the canyon of Nicoamen River which crosses the claim area from south to north.  The Nicoamen West Fault is subparallel to the Nicoamen River Fault and lies along the west boundary of the claims.

Insitu mineralization found to date consists of gold-bearing quartz veins in altered granodiorite at the Discovery Zone, and silica-rich pods or clasts in brecciated quartzofeldspathic rocks at the West Zone (located 2.35 km WNW of the Discovery Zone).  The Discovery Zone occurrences have been exposed by a series of small hand trenches in the face of a 130-metre long roadcut in subcrop of variably silicified and/or argillically altered granodiorite.  Local ankeritic (?) and iron/manganese oxide alteration is also present.  The occurrences are narrow (<1 - 10 cm) banded chalcedony veins associated with local subparallel shears having a close spatial relation to the Nicoamen River Fault.  Both steeply dipping and fairly flat-lying veins occur, with apparent poor continuity.  The vein textures and trace element geochemistry are typical of low sulphidation style epithermal mineralization.

Roadcut soil samples collected in the vicinity of both the Discovery and West Zone showings are strongly anomalous in gold, arsenic, antimony and molybdenum.  The larger (area) grid soil geochemical anomalies show generally good coincidence amongst these same elements, plus flanking or peripherally situated elevated levels of mercury.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

A recommended 2006 exploration program includes expanded and infill grid soil geochemistry, ground geophysical surveys, detailed prospecting, and mechanized trenching, at an estimated cost of $75,000.  The Company is seeking a joint venture partner to fund this work.

The Logan Property – Canada

The Logan Property contains an inferred mineral resource of 13.08 million tonnes (14.42 million tons) grading 5.10% zinc and 23.7 gm/tonne (0.69oz/ton) silver, as recently re-estimated by HATCH Associates Ltd. of Vancouver, B.C., an independent party to comply with the Canadian Securities Administrators (CSA) National Instrument 43-101 standards (Form 43-101F1) engaged by Yukon Zinc Corporation.

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

Expenditures to Date

During Fiscal 2005, the Company incurred no costs on this prospect. As at December 31, 2005, the Company is carrying this property at $1.

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

In November 2003, Expatriate commissioned Hatch Associates Ltd. (”Hatch”) to complete a resource estimate and data compilation as part of an Independent Technical Report to NI 43-101 standards.  Hatch completed this assignment with the assistance of Mr. Gary Giroux, P.Eng., while Hatch’s Qualified Person for this assessment was Mr. Callum Grant, P.Eng. who visited and inspected the property in October 2003.  The resource estimation portion of the report was released on March 24, 2004.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term “inferred resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OF ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

The published Inferred Resource of 13.08 MT grading 5.10% Zn and 23.7 g/t Ag uses a 3.5% zinc-equivalent cutoff that is based upon metal prices of U.S. 43 cents per pound zinc and U.S.$5.50 per ounce silver, with recoveries of 94% and 64% respectively.  The Hatch re-estimation of resources at Logan uses the block model method, with Kriging applied to the assay data from 58 drill holes completed in the Main Zone during 1986-88.  The model relies wholly on this historical drill-hole information and does not include any new exploration data.  The model is constrained by geologic boundaries to mineralization as interpreted on 23 cross-sections of the Main Zone over a 1.53 km (0.95 mile) strike length.  No mineralized intercepts are included from the East or West Zones.

Geology and Mineral Deposits

The property is dominantly underlain by granodiorite and pegmatites of the Cretaceous Marker Lake Batholith, which has intruded Lower Cambrian and possibly older metasedimentary rocks.  Tertiary andesite dykes, quartz-feldspar monzonite-latite porphyry dykes, quartz veins and breccia bodies are associated with an eight kilometre long east-northeast (ENE) trending mineralized structure.  Within this structure, at least three mineral bodies have been identified and named as the Main, West and East Zones.

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

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006.  Yukon Zinc Corporation has renewed the Yukon Government permits required for exploration land use and winter road access.  No exploration work is currently planned for Fiscal 2006 by Yukon Zinc but any property maintenance payments due will be made.

The Yago Prospect - Mexico

The Yago prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 1997 the Company’s subsidiary, Minera Gavilan, S.A. de C.V., completed the assembly, from several Mexican individuals, of claims covering a large epithermal gold target near Yago, Nayarit, Mexico. The claims under option consisted of the Guadalupe, Sagitario and Yago claims.  To earn a 100% interest in the Guadalupe claim, the Company had to pay U.S.$30,000 plus value added tax over six years (amended).  To earn a 100% interest in the Sagitario claim, the Company had to pay U.S.$250,000 plus value added tax by January 1, 2005 (amended).  There is a 2% NSR to only one owner on any production from his property.  In Fiscal 2000 the Company terminated its option on the Yago 1 to Yago 7 claims to reduce property payments.  The Tepic claim was acquired directly by staking, reduced in size and then partially restaked in 2002 at the request of an optionee.  Only a reduced portion of this ground is still held.

In Fiscal 1999 the Company entered into an agreement to acquire a 100% interest in 8 mining concessions which comprise the adjoining La Sarda mine and surrounding property for payments totalling U.S.$2,000,000 plus value added tax over four years, as well as improvements, a 300 tpd mill and equipment located within the mining concessions.  If the mill was not included when the option was exercised in full, the purchase price would have been reduced by U.S.$200,000.  In Fiscal 2000, the Company purchased this prospect outright for U.S.$110,000 plus value-added tax, not including the mill.

During Fiscal 2004, the Company completed the acquisition of a 100% interest in the Guadalupe claim for U.S.$15,000 plus value added tax and a 100% interest in the Sagitario claim for U.S.$10,000 plus value added tax.  The Company also completed documentation for the purchase of the Don Alonzo claim.

During Fiscal 2005, the Company signed a Letter of Intent (“LOI”) with ALB Holdings (“ALB”), a private British Columbia company.  In December 2005, no definitive agreement in accordance with the LOI was concluded and the Letter of Intent which was terminated.

Expenditures to Date

During Fiscal 2005, the Company incurred $49,293 in acquisition and exploration costs on this prospect, primarily on the payment of Mexican mining taxes ($30,732). During Fiscal 2005, the Company wrote off all deferred costs and is carrying this prospect at $1.

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

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006. The Company considers the prospect to have potential for a high-grade gold vein deposit. The next step in the exploration process is an aggressive program of diamond drilling designed to develop a high-grade resource. The Company will maintain the prospect and seek to consolidate its interest in the area by acquiring further claims that may become available in the area.  The project will be presented to potential joint venture partners

The Santa Maria Prospect - Mexico

The Santa Maria Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The Cerro Grande claim was acquired directly by staking. At the time of acquisition, the project was located within the area of influence of the BHP Billiton World Exploration Inc. (“BHP”) Joint Venture and under terms of the Joint Venture it was offered to BHP.  In 2005 BHP quit claimed the prospect to the Company, relinquishing any present or future interest in the Cerro Grande claim.

Expenditures to Date

During Fiscal 2005, the Company incurred $27,004 in exploration costs on this prospect, primarily on the payment of Mexican mining taxes ($15,012) which were written off to operations.  As at December 31, 2005, the Company had deferred costs of $97,744 on this prospect.

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

In January and February 2005, a program of further induced polarization geophysics and soil sampling was conducted, further defining the porphyry copper target as an area of high chargeability and elevated copper and molybdenum in soil.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company is seeking a joint venture partner to further advance the Santa Maria Project.

The Guadalupe Prospect - Mexico

The Guadalupe Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2003, the Company’s subsidiary acquired 100% interest in the La Bufa claim by staking.

In Fiscal 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid was obliged to maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid could have increased its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.  Grid abandoned its option in Fiscal 2005.

In Fiscal 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”). To earn an initial 51% interest, Lincoln must maintain the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 over four years. Lincoln can increase its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures over a further eighteen months.  In addition, Lincoln must issue to the Company 450,000 shares to acquire a 60% interest.  If production is achieved, Lincoln must issue an additional 100,000 shares to the Company.  All shares issued will be Restricted Securities under the U.S. Securities Act 1933 and all certificates representing the shares will be endorsed with legends confirming their status as restricted securities.

Expenditures to Date

During Fiscal 2005, the Company incurred $12,318 in acquisition and exploration costs on this prospect, including the payment of Mexican mining taxes ($1,794) which were written off to operations. The Company recovered $5,011 from Grid.  As at December 31, 2005, the Company had deferred costs of $8,941 on this prospect.

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

A drill program was carried out by Grid in  December 2004. The program consisted of 666.15 metres in 5 holes, the longest of which was 241.9 metres (hole GUD04-01A). The holes were drilled in three locations along a roughly 137 metre strike length of the vein system. The first hole drilled (GUD04-01) encountered shallow historic workings and was stopped at 58.75 metres depth, however the last sample before the opening was encountered returned 1.55 g/t Au and 91.1 g/t Ag over 0.4 metres. Hole GUD04-01A was drilled at the same location and underneath this first hole. Holes GUD01-02 (120.5 meters deep), GUD01-03 (115 metres deep) and GUD01-04 (130 metres deep) were drilled 43, 92 and 137 meters respectively northwest along strike from the collar of holes GUD01-01 and 01A. The most important intersections from these holes are tabulated below:

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

The intersections represent brecciated quartz vein systems, of which there are clearly several parallel veins as indicated by hole GUD04-03 which intersected four zones of veining and brecciation all of which returned significant gold and silver values. Grid informed Almaden that there was not enough geologic information to accurately determine the true widths for the intersections.

Geology and Mineralization

The La Bufa vein is a banded, brecciated, low-sulphidation, epithermal quartz vein that is crosscut by a series of en echelon veins varying in length from 30 centimetres to 7.8 metres true thickness.  The veins are variably mineralized with pyrite, hematite and limonite.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006 with all work being conducted by Lincoln who are earning their interest in the prospect.

The Campanario Prospect – Mexico

The Campanario Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was acquired directly by staking and is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  In November 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn an initial 51% interest, Spire must maintain the property in good standing, incur exploration expenditures totalling $3,000,000 by April 30, 2010 and issue 400,000 shares to the Company by October 31, 2009.

Expenditures to Date

During Fiscal 2005, the Company incurred $30,279 in exploration costs on this prospect, primarily on professional technical and geological services ($11,658) and the payment of Mexican mining taxes ($8,579) which were written off to operations. As at December 31, 2005, the Company had deferred costs of $57,167 on this prospect.

Location and Access

The Campanario property is located near the village of San Miguel del Valle which is located by paved road roughly 25 kilometers southeast of the City of Oaxaca in the State of Oaxaca, Mexico.

Infrastructure

There is no infrastructure in the immediate area of the property.

History and Recent Work

The Campanario prospect was identified during a helicopter reconnaissance program in Fiscal 2003 and acquired by the Company by staking. There is no known mining or exploration history in the area of the prospect.

Geology and Mineralization

The property covers several ridges where outcrop and subcrop of a breccia body has been identified. The breccia consists of fragments of various rocks types but dominated by fine-grained quartz-feldspar porphyry clasts that are variably sized and shaped. The fragments are silicified, adularised, clay altered and quartz-veined. The matrix of the breccia consists of quartz and pyrite and the breccia itself is extensively crosscut by a stockwork of pyrite-bearing quartz veining. The breccia body has been traced in outcrop to be at least 150 by 150 meters in size however, float of breccia material suggests that the body or bodies of breccia may encompass a much larger area.

Exploration Results

To date only a very preliminary exploration program has been carried on the prospect.  Spire has initiated a further program of rock and soil sampling and geologic mapping and an induced polarization (IP) geophysical survey in order to better define the breccia zone and the soil anomaly. Work commenced before the end of 2005, but paused for a Christmas break.

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company has no planned exploration program for Fiscal 2006 with all work being conducted by Spire who is earning its interest in the prospect.  Early in 2006, Spire advised the Company that it will be continuing the exploration program initiated in Fiscal 2005.

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

In Fiscal 1999, Fairfield optioned the property to Santoy Resources Ltd. (“Santoy”) who could earn a 60% interest by incurring U.S.$1,000,000 of exploration expenditures and issuing 200,000 shares to the Company. When Santoy’s expenditures had reached U.S.$950,000, the Company agreed to accept 110,000 shares of Santoy in lieu of the remaining U.S.$50,000 needed to fulfil the work obligation to earn 60% of the project.  In Fiscal 2001, Fairfield and Santoy entered into an agreement with Sumitomo Metal Mining Company.  The agreement was terminated during Fiscal 2003.

Santoy and the Company acquired the San Pablo concession from the Mexican government in a public auction held in Mexico City on February 22, 2002 for U.S.$150,000, payable in installments. Yearly installments are optional and the joint venture is not obligated to make these if the concession is relinquished. During Fiscal 2004, the Company and Santoy relinquished the concession.

Expenditures to Date

During Fiscal 2005, the Company incurred $930 of costs on this prospect which were written off to operations. As at December 31, 2005, the Company is carrying this prospect at $1.

Location and Access

The Tropico Prospect is located twenty one kilometres north of Mazatlan, Sinaloa, Mexico and may be accessed via Highway 15 from Mazatlan.  Several other paved and unpaved roads provide access to various parts of the prospect from Highway 15. The centre of the prospect is approximately latitude 23 degrees 27 minutes North and longitude 106 degrees 27 minutes west.

History and Recent Work

There has been limited historic exploration for copper and gold as evidenced by numerous pits and diggings in the area. Consejos Recursos Minerales (“CRM”), the Mexican government mining company, mapped the Marmol quadrangle and carried out soil geochemical and geophysical surveys in the San Pablo area located on the southern margin of the Tropico mining concession after claiming it in 1993.

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

Four reverse circulation drill holes totalling 1980 feet were drilled for 1998 assessment work in two separate areas of economic interest known as Santa Fe and Cerro Capule.  Five foot sample intervals for the entire length of the holes were collected and submitted for preparation to the Chemex Lab in Guadalajara, Mexico, then shipped to Vancouver, British Columbia for thirty two element analyses by ICP methods.  Gold, platinum and palladium metals were extracted by fire assay and analyzed by ICP methods.  Weakly anomalous gold, platinum and palladium values were returned from sampling.  Hole TR-1 intersected 0.5% copper over 9 metres.

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

In February 2002 Sumitomo and Santoy completed a first phase of exploration on the project.  This first phase program totalling U.S.$600,000 was financed by Sumitomo and consisted of fifteen diamond drill holes totalling 2,844 meters targeting three of the seven identified soil geochemical anomalies.  In addition to the drill program 17 trenches, totalling 2,473 meters were completed.  As part of the program, the soil geochemical coverage of the property was extended to cover the most easterly portion of the mafic-ultramafic complex.  Two separate coincident copper-platinum-palladium-gold soil geochemical anomalies have resulted from this work.

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

Planned Work Program – Fiscal 2006, Ending December 31, 2006

The Company and Santoy plan to conduct a review of the exploration work in Fiscal 2006 in order to determine how best to evaluate the potential of the prospect.  A limited metallurgical test indicated low concentrate grades form the material tested. If any new exploration results on the property were encouraging, further testing would be indicated to determine how to achieve high concentrate grades.

BHP Billiton Joint Venture - Mexico

On May 9, 2002, the Company entered into a joint venture agreement (“Joint Venture”) with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico. Under terms of the Joint Venture, each company advanced U.S.$200,000 for exploration in the first year. The parties are negotiating an agreement whereunder, to earn a 51% interest in a Project Area designated under the Joint Venture, BHP must incur an aggregate of U.S.$750,000 for exploration on the Project Area on or before the 7th anniversary of the Agreement, of which U.S.$250,000 must be expended by the 5th anniversary, after which both companies are committed to fund a further U.S.$750,000 of exploration. If either company fails to make its contribution, it would be diluted. If a party’s interest is diluted to below 10%, such interest is conveyed to the non-defaulting party in return for a 2% net smelter return royalty. If both companies maintain their interest of funding, BHP can earn a further 19% interest in each Project Area by incurring the lesser of:

(i)

all expenditures to complete a Feasibility Study on the Project Area; or

(ii)

aggregate expenditures of U.S.$25,000,000 on the Project Area.

An additional 10% interest in a Project Area can be earned by BHP by incurring all expenditures to bring such Project Area into Commercial Production.

During 2005, the Company signed two amendments in order to extend its agreement with BHP.  The terms of the agreement outline two separate phases dependant upon success in the first phase.

Initial helicopter-borne reconnaissance programs were completed in May 2003 and March 2004 over the areas of interest of the joint venture program.  A 100% interest was acquired by staking in several prospects identified during this program. As part of the new agreement BHP relinquished any and all rights to six projects identified and staked by the Company during the original exploration program. These properties include the Santa Isabela and Candy silver-palladium-zinc prospects in Coahuila State, the El Sabino and El Fierro gold prospects in San Luis Potosi State and the Zapotec and Tuligtic gold-silver and gold-silver-copper prospects in Puebla State. All projects are now held 100% by the Company.

Since signing the original agreement in May, 2003 to December 31, 2004,the Company and BHP have spent U.S.$400,000 on a regional exploration program that covered a large area of Mexico considered prospective for copper-gold deposits. This program resulted in the identification of a smaller area where copper-gold mineralization has been identified that is considered highly prospective for porphyry copper-gold systems. This new smaller area was the area of influence for the joint venture and was the focus of an exploration program that consisted of geochemical stream sediment sampling.

In 2005 the joint-venture agreement was amended and considered a next phase of work, focused on grassroots exploration with Almaden as operator with a budget of a minimum of U.S.$50,000 to be spent. Under the amended agreement, if both Almaden and BHP agree to acquire any properties discovered, BHP will have the option to carry out U.S.$750,000 of work on each such property in order to earn a 51% interest in that property. After BHP has completed this expenditure each property would enter a joint-venture phase of exploration during which both Almaden and BHP would contribute U.S.$750,000 for a total of U.S.$1,500,000. If one party fails to contribute to this phase, it would be diluted to a 2% net smelter return royalty. After this joint-venture stage is complete and if both parties have maintained their interests by funding, BHP can then elect to earn an additional 19% interest, for a total of 70% in each project, by completing a feasibility study not to exceed U.S.$25,000,000 for each project. A final 10% interest can be earned if BHP funds the property into production.

In 2005, the minimum expenditure was met. After year-end, in early 2006, the joint-venture was terminated.

Japan Oil, Gas and Metals National Corporation Joint Venture - Mexico

On July 29, 2005, the Company entered into a Letter of Intent and Preliminary Agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”). The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  JOGMEC will contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional U.S.$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.  A Joint Venture Agreement contemplated by the Letter of Intent is being negotiated.

In addition to the exploration joint venture, JOGMEC may earn an initial 51% interest in the Company’s Santa Isabela property, acquired by staking, by incurring exploration expenditures totaling U.S.$300,000 by October 31, 2005 (done) and by incurring an aggregate of  exploration expenditure totaling U.S.$1,000,000 by March 31, 2007. JOGMEC can increase its interest to 60% by incurring an additional U.S.$500,000 of exploration expenditures by September 30, 2008. In October, 2005 a program of soil sampling, Induced Polarisation (IP) and magnetics geophysics was conducted. A diamond drill program was also initiated, however delays and difficulties in drilling under the timing constraints limited the drilling program to one hole which was drilled to a depth of 363 meters. The drill hole encountered two broad zones of anomalous lead, zinc, silver and arsenic values within zones of bleached, brecciated and calcite veined limestone. The hole was designed to test one of the areas of elevated silver, lead and zinc values in soil. Roughly 400 meters away from the location of this drill hole, IP geophysics identified an area of highly elevated chargeability responses thought to represent massive sulphide style mineralization at depth. Budget and time constraints did not allow for drill testing this anomaly. The alteration and mineralization observed in the hole drilled, are interpreted to be typical of that associated with areas peripheral to zones of massive sulphide mineralization.

The road accessible Santa Isabela property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The property covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth, likely identified by a geophysical induced polarization (“IP”) survey conducted which identified elevated chargeability responses, thought to represent sulphides, at depth.

Surface sampling of mineralization has returned grades consistent with CRD style mineralization from the districts within the Mexican CRD Belt. The soil geochemical and induced polarization (IP) geophysical  have defined two broad zones of coincident elevated zinc, lead and silver in soil and high chargeability response at depth. These areas have not yet been tested by drilling.

Item 5.

Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2005 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

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

Fiscal 2005 compared to Fiscal 2004

The Company’s operations during the year ended December 31, 2005 (“Fiscal 2005”) produced a net loss of $1,095,215 or $0.03 per share compared to a net loss of $3,065,803 or $0.11 per share for the fiscal year ended December 31, 2004 (“Fiscal 2004”). The significant fluctuation in net loss is primarily due to an increase in income from mineral property options and a reduction in the expense recognized for stock options granted during Fiscal 2005.

The Company has no revenue from mining operations. Revenue includes interest income, proceeds from geophysical programs undertaken on behalf of third parties and the recovery of value-added tax in Mexico, all of which increased during Fiscal 2005 as compared to Fiscal 2004.

General and administrative costs were $859,040 during Fiscal 2005 compared to $705,826 during Fiscal 2004. This increase was primarily due to an increase in office and licenses – general office expenses which increased due to the overall increase in activity during the year, stock exchange fees due to the Company’s listing on the American Stock Exchange and the non-cash expense of depreciation. Although the Company’s expenditures on travel and promotion decreased during Fiscal 2005, the Company did participate in numerous investment conferences throughout the year including the Vancouver Resource Investment Conference, the World Outlook Financial Conference in Vancouver and the Prospectors and Developers Association Conference in Toronto.  The Company engaged Roth Investor Relations Inc. of New Jersey to introduce senior management to various investment brokers in Atlanta, Georgia and a trip was taken by the President to meet several fund managers in Paris, France.  The Company also paid Casey Research for a sponsored profile on the Kitco Casey website throughout Fiscal 2005.

General exploration costs were $829,415 in Fiscal 2005 compared to $539,794 during Fiscal 2004.  The increase was primarily due to operational costs and repairs to drill equipment not related to a specific project ($255,126).  Overall general exploration activity remained consistent in both years.

Income on mineral property options consists of equity securities received pursuant to mineral property option agreements and reflect the excess of the market value at the time of receipt over the carrying value of the property.

Significant non-cash items include the income on mineral property options discussed above, the write-down of interests in mineral properties, stock option compensation and income tax recovery. Income on mineral property options increased to $912,795 in Fiscal 2005 compared to $104,027 in Fiscal 2004, mainly on the receipt of 2,200,000 shares (value on receipt - $616,000) of Ross River Minerals Ltd. on completion of sale of the El Pulpo property and the receipt of 850,000 (value on receipt - $136,000) pursuant to an amended agreement with Hawkeye Gold and Diamond Inc. relating to the San Carlos property.  Write-down of interests in mineral properties during Fiscal 2005 decreased to $567,658 compared to $903,358 in Fiscal 2004. This write-down is based on managements evaluation of the carrying value of each mineral property interest held. Stock option compensation during Fiscal 2005 decreased to $213,600 as compared to $1,234,783 during Fiscal 2004.  This expense is directly related to the number of stock options granted during any fiscal year.  A future income tax recovery was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.  The impact of this adoption was a future income tax recovery of $302,240 in Fiscal 2005 and 338,400 in Fiscal 2004.

Fiscal 2004 compared to Fiscal 2003

The Company’s operations during the year ended December 31, 2004 (“Fiscal 2004”) produced a net loss of $3,065,803 or $0.11 per share compared to a net loss of $1,326,305 or $0.06 per share for the fiscal year ended December 31, 2003 (“Fiscal 2003”). The significant fluctuation in net loss is primarily due to an increase in the write-down of interests in mineral properties and the expense recognized for stock options granted during the year.

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

Significant non-cash expenses include the write-down of interests in mineral properties, stock option compensation and income tax recovery. Write-down of interests in mineral properties during Fiscal 2004 increased to $903,358 as compared to $105,666 during Fiscal 2003. This write-down is based on managements evaluation of the carrying value of each mineral property interest held. Stock option compensation during Fiscal 2004 increased to $1,234,782 as compared to $220,000 during Fiscal 2003.  This expense is directly related to the number of stock options granted during any fiscal year.  A future income tax recovery was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.  The impact of this adoption was a future income tax recovery of $338,400 in Fiscal 2004.   Both accounts receivable and prepaid expenses and accounts payable and accrued liabilities increased due to the timing of exploration undertaken at the end of Fiscal 2005 being recovered by, or paid by, the Company in Fiscal 2006.

Liquidity and Capital Resources

Fiscal 2005 Ended 12/31/2005

At the end of Fiscal 2005, the Company had working capital of $9,374,074 compared to $4,659,617 at the end of Fiscal 2004 and cash and cash equivalents of $7,961,050 at the end of Fiscal 2005 compared to $4,125,706 at the end of Fiscal 2004.  The increase in cash is primarily due to the closing of two private placements during Fiscal 2005 for proceeds of $6,547,800 net of share issuance costs.  In addition, the market value of the Company’s inventory of gold bullion at the end of Fiscal 2005 was $962,707 - $687,939 above book value.  The market value of equity securities at the end of Fiscal 2005 was $1,816,560 - $609,633 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its equity securities at one particular time, it would not realize this market value.  Instead, the Company disposes of equities when favourable market conditions exist for any of its holdings. Also, included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. The Company is currently appealing the Minister’s decision to the Supreme Court of British Columbia. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next several years. The Company has no long-term debt.

Cash used for operating activities during Fiscal 2005 was $1,576,196 after adjusting for the non-cash activities compared to $1,316,142 during Fiscal 2004.  Significant non-cash expenses are discussed above.

Cash flows from financing activities during Fiscal 2005 were $7,227,921 compared to $2,071,427 during Fiscal 2004.  The source of cash during Fiscal 2005 is from the completion of private placement financings ($6,558,615 net of share issuance costs), the exercise of share purchase warrants ($457,125) and the exercise of stock options ($212,181). The Company completed a private placement of 500,000 flow-through common shares in August 2005 and a private placement of 3,700,000 units in November 2005. Please see Note 8 to the consolidated financial statements for the year ended December 31, 2005 for further details.

During Fiscal 2005, Almaden had proceeds from the sale of equity securities of $243,940 compared to $22,689 net proceeds from the sale of equity securities in excess of purchases in Fiscal 2004.  This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value.  During Fiscal 2005, $804,146 was invested in property, plant and equipment, primarily the purchase of drill equipment ($643,077) and vehicles ($92,326) to be used in exploration in Mexico compared to $173,747 in Fiscal 2004.  During Fiscal 2005, investments of $1,459,485 were made in mineral properties interests, most significantly the Elk property in British Columbia ($801,833) compared to $1,421,462 during Fiscal 2004. These investments are net of any proceeds received from option agreements and costs recovered.  There were no gold sales during Fiscal 2005 and Fiscal 2004.

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

Research and Development, Patents and Licenses

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals.  Management believes that the lack of interest lead to low market capitalizations and large companies found it was easier to grow by purchasing companies or mines than to explore for them. This lead to downsizing of large company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are fewer good gold-silver projects being developed and a shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are seeking properties of merit to explore.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Related party transactions

A total of $129,840 (2004 - $110,400) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the year. A total of $84,000 (2004 - $66,542) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the year.  A vehicle owned by this company was purchased by Almaden for $22,000 during 2005. These amounts are included in property, plant and equipment, general exploration and mineral property costs. A total of $62,550 (2004 - $55,637) was paid to Dione Bitzer, CMA, an Officer of the Company for accounting services during the year.  This amount is included in professional fees.

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

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011.  This lease was extended and expanded early in Fiscal 2006 and the obligations below reflect this increase. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. Table No. 4 lists the total contractual obligations for each period.

Table No. 4

Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$266,800	$45,000	$156,700	$65,100	-

U.S. Generally Accepted Accounting Principles

See Note 17 to the Consolidated Financial Statements for the differences between Canadian and United States generally accepted accounting principles as applicable to the Company’s operations.  Under U.S. GAAP, the Company is considered a exploration stage company.  Consequently, U.S. GAAP requires that mineral property exploration costs that are capitalized under Canadian GAAP be expensed until there is substantial evidence of the existence of a mineable ore deposit that can be commercially exploited by the Company.  The impact is an increase in net loss of $546,152 or $0.01 per share in Fiscal 2005, $714,144 or $0.02 per share in Fiscal 2004 and $674,416 or $0.03 per share in Fiscal 2003.

Critical Accounting Policies

The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2005. There are two policies that due to the nature of the mining business may not be readily understood.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

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

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

Changes in accounting principles

Flow-through shares

The Emerging Issues Committee – 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The Company adopted the standard and the consolidated financial statements for the years ended December 31, 2005 and 2004 reflect this. Please see Note 3 to the audited consolidated financial statements for the year ended December 31, 2005 for further details.

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

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Donald Lorimer(1)	65 68 65 78 34 60 72	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) November 17, 2003

  (1)  Member of Audit Committee

  (2)  Member of Nominating and Corporate Governance Committee

  (3)  Member of Compensation Committee

  (4)  Date of issue of the Certificate of Amalgamation

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

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin Dione Bitzer	President and Chief Executive Chief Financial Officer	65 45	February 1, 2002(4) February 1, 2002(4)

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.   Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation. He gained international experience with major mining companies where he participated in several important mine discoveries. Mr. Poliquin has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. He also serves as a director of Motapa Diamonds Inc., a public company exploring for diamonds in Africa. Mr. Poliquin spends virtually all of his time of the affairs of the Company and is the father of Morgan Poliquin.

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

John D. (Jack) McCleary is a registered professional geologist with 40 years experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he serves as a director. Santoy Resources Ltd. is a precious and base metals, coal and coal bed methane and diamond exploration company listed on the TSX-V.

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

e.

Klondike Gold Corp., a gold and base metals exploration company listed on the TSX-V.

f.

Amador Gold Corp., a gold and base metals exploration company listed on the TSX-V.

g.

Golden Chalice Resources Inc., a gold and base metals exploration company listed on the TSX-V.

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

e.

Director of Janina Resoures Limited, a copper and gold exploration company listed on the TSX-V.

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

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2005 ended December 31, 2005 was $276,390.

Table No. 7

Summary Compensation Table

Long-Term Compensation
Annual Compensation				Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin President, Director & Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	240,000 236,000 Nil	Nil Nil Nil	$129,840(1) 110,400 110,400
James E. McInnes Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 135,000 Nil	Nil Nil Nil	Nil Nil Nil
Jack McLeary Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 35,000 Nil	Nil Nil Nil	Nil Nil Nil
Joseph Montgomery Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Morgan Poliquin Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 350,000 250,000	Nil Nil Nil	$84,000(2) 66,542 80,064
Gerald G. Carlson Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Donald M. Lorimer Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 110,000 50,000	Nil Nil Nil	Nil Nil Nil
Dione Bitzer Chief Financial Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 112,000	Nil Nil Nil	$62,550 55,637 53,075

 (1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd.,

     a company owned by Duane Poliquin and his wife.

 (2) For geological services provided by Kohima Pacific Gold Corp., a company owned by Morgan Poliquin.

Stock options

Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange, and in accordance with the requirements of the applicable Canadian securities commissions’ requirements and regulation.

Incentive stock options previously granted by the Company and its predecessor, which, by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company’s formal stock option plan.

The Company has a formal written stock option plan (“Plan”) which permits the issuance of up to 10% of the Company’s issued share capital from time to time during the term of the Plan and may be granted from time to time provided that incentive stock options in favour of any consultant or person providing investor relations services cannot exceed 2% in any 12 month period.  No incentive stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2005 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company or the Company’s predecessor to whom outstanding stock options have been granted and the number of common shares subject to such options as of  March 23, 2006 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

President, Director &

Chief Executive Officer

James E. McInnes,

Director

Jack McCleary

Director

Morgan Poliquin

Director

Gerald G. Carlson

Director

Joseph Montgomery

Director

Dione Bitzer

Chief Financial Officer

Total Directors/Officers (7 persons)

Total Employees/Consultants (7 persons)

Total Directors/Officers/Employees/Consultants

	235,792 324,371 236,000 240,000 25,000 135,520 135,000 50,000 53,900 35,000 250,000 67,900 154,000 350,000 25,000 50,000 50,000 37,000 100,000 2,554,483 415,000 2,969,483	$0.55 0.45 1.67 1.79 0.55 0.45 1.67 0.55 0.45 1.67 0.80 0.45 0.388 1.67 0.55 1.67 1.67 0.80 1.67

02/28/2007

10/07/2008

12/14/2009

06/17/2010

02/28/2007

10/07/2008

12/14/2009

02/28/2007

10/07/2008

12/14/2009

02/26/2008

10/07/2008

12/01/2009

12/14/2009

02/28/2007

12/14/2009

12/14/2009

02/26/2008

12/14/2009

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for directors or executive officers

Board Practices

This Statement of Board Practices has been approved by the Board.

General

The Toronto Stock Exchange (“TSX”) and the applicable Canadian securities law and regulation require that the Company comply with National Instrument 58-101 (Disclosure of Corporate Governance Practices) or any replacement of that instrument.  The Company is also, under applicable Canadian securities law and regulation, required to comply with National Policy 58-201 (Corporate Governance Guidelines). National Instrument 58-101 and National Policy 58-201 (for convenience referred to in the aggregate as the “guidelines”) deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters.  The Company’s statement as to compliance with the guidelines and its approach to corporate governance is set forth below.

Corporate Governance

The Company’s Board and management are committed to the highest standards of corporate governance. The Company’s corporate governance practices are in accordance with the guidelines. The Company is also cognizant of and compliant with various corporate governance requirements in Canada and is in compliance with applicable U.S. requirements.

The Company’s prime objective in directing and managing its business and affairs is to enhance shareholder value. The Company views effective corporate governance as a means of improving corporate performance and accordingly of benefit to the Company and all shareholders.

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company’s directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants.  The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy a Privacy Policy (the “Codes”).   The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR and SEDAR as an exhibit to this 2005 20-F Annual Report for the fiscal year ended December 31, 2005.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(a)

adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business;

(b)

identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks;

(c)

satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)

creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)

managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)

engaging any necessary internal and/or external advisors.

In the fiscal year ended December 31, 2005 there were seven meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board are held periodically as convened by the independent Board members.

In carrying out its mandate, the Board and each committee of the Board, relies primarily on management and its employees to provide it with regular detailed reports on the operations of the Company and its financial position.  Certain members of management are also on the Board and provide the Board with direct access to information concerning their areas of responsibility.  Management personnel are also regularly asked to attend Board meetings to provide information, answer questions and receive the direction of the Board.  The reports and information provided to the Board enable them to monitor and manage the risks associated with the Company’s operations and its compliance with legal and safety requirements, environmental issues and the financial position and liquidity of the Company.

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

Board Assessment

The Nomination and Corporate Governance Committee reports to the Board periodically on the evaluation of the Board’s performance and that of the individual directors. The Performance of the Chief Executive Officer is evaluated by the Compensation Committee.

Composition of the Board

The guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as independent directors.

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of AMEX.  The proposed Board is composed of seven members.  The Board believes that 4 directors would be considered independent. Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

The Board, on the advice of the Nomination and Corporate Governance Committee, considers its size and composition to be appropriate and effective for carrying out its responsibilities.  However, the Board may consider adding an additional director if a suitable candidate can be found who may bring additional experience or knowledge to the Board.

Board Committees

The Board currently has three committees: the Audit Committee, the Nomination and Corporate Governance Committee   and the Compensation Committee. Each member of each committee is an independent director.  Each committee is responsible for determining its own rules of procedure and may, from time to time, develop written descriptions for the responsibilities of the chair of such committee.

Mandates of each of the committees and the Codes undergo review periodically (in some cases mandated as annually) to bring them into line with changing Canadian and U.S. securities and corporate governance requirements and to reflect amendments that may be considered appropriate to make them more effective.  Any revisions to the mandates and Codes will available on the Company’s website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, Joseph Montgomery and Gerald Carlson. The Audit Committee has met two (2) times this year.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter has been altered to more properly define the functions of the Audit Committee.  The revised charter is filed as an exhibit to this 2005 20-F Annual Report.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee have been altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to this 2005 20-F Annual Report.

Compensation Committee

The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Responsibilities and Duties of the Compensation Committee are filed as an exhibit to this 2005 20-F Annual Report.

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

In certain circumstances it may be appropriate for an individual director to engage an outside advisor at the expense of the Company.  The engagement of the outside advisor would be subject to the approval of the Nomination and Corporate Governance Committee.

Communications and Investor Relations

The Company has adopted a Communications Policy, the purpose and aim of which is as follows:

(a)

Controls the communications between the Company and its external stakeholders;

(b)

Complies with its continuous and timely disclosure obligations;

(c)

Avoids selective disclosure of Company information;

(d)

Protects and prevents the improper use or disclosure of material information and  confidential information;

(e)

Educates the Company’s personnel on the appropriate use and disclosure of material information and confidential information;

(f)

Fosters and facilitates compliance with applicable laws; and

(g)

Creates formal Disclosure Officers to help achieve the above objectives.

In accordance with the Communications Policy of the Company, designated Disclosure Officers receive and respond to shareholder enquiries.  Shareholder enquiries and concerns are dealt with promptly by Disclosure Officers of the Company.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics for Directors (“Code”), a Code of Business Ethics (“COBE”), a Securities Trading Policy and a Privacy Policy.  Employees and consultants are required as a term of employment to undertake to abide by the COBE.  Directors are by law bound to observe the Code adopted by the Board.

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

Share Ownership

Table No. 9 lists, as of March 23, 2006, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Donald Lorimer Dione Bitzer Total Directors/Officers	2,729,537(1) 699,580(2) 327,550(3) 1,199,579(4) 76,000(5) 50,000(6) 10,000 157,000(7) 5,249,246	6.90% 1.80% 0.80% 3.00% 0.20% 0.10% 0.00% 0.40% 13.2%

(1)

Of these shares 1,036,163 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

Of these shares 295,520 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.

(3)

Of these shares 138,900 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.

(4)

Of these shares 821,900 represent currently exercisable stock options.

(5)                    Of these shares 75,000 represent currently exercisable stock options.

(6)

          Of these shares 50,000 represent currently exercisable stock options.

(7)

Of these shares 137,000 represent currently exercisable stock options.

*Based on 38,645,452 shares outstanding as of March 23, 2006 and stock options held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 10 lists, as of March 23, 2006, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 10

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common	Duane Poliquin Exploration Capital Partners Limited Partnership Global Resource Investments Ltd.	2,729,537(1) 2,700,000(2) 12,600(3)	6.90% 6.99% 0.00%

(1)

Of these shares 1,036,163 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

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

(3)

The corporate General Partner of Global Resource is Rule Investments, Inc., which is owned 100% by the Trust.

*Based on 38,645,452 shares outstanding as of March 23, 2006.

Certain geological, technical and general and administrative services were provided to the Company and its subsidiary by two directors and/or companies controlled by directors. These directors and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Morgan Poliquin operates through the private company Kohima Pacific Gold Corp.

The costs of such services for Fiscal 2005 ended December 31, 2005 were $276,390, $176,942 in Fiscal 2004 and $190,464 in Fiscal 2003. During Fiscal 2005, the Company purchased a vehicle for $22,000 from Kohima Pacific Gold Corp.

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements. However, any agreement or any to be negotiated between the Company and such other companies has been or will be approved by directors of the Company, in accordance with the common law and the provisions of the B.C. Business Corporations Act (British Columbia).

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW property. As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 37.5% interest in the project. The Company has 100% interest in the Fuego prospect to which Horseshoe Gold Mining Inc. has an option to earn an interest.

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

Item 8.     Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report.  The report of Deloitte & Touche LLP, Independent Registered Chartered Accountants, is included immediately preceding the financial statements.

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

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision to the Supreme Court of British Columbia.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM” and on the American Stock and Options Exchange (“AMEX”) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

 The Company’s common shares commenced trading on February 11, 2002 on TSX.  On February 8, 2002, the common shares of the Company's predecessor, Fairfield Minerals Ltd., were delisted from both the TSX and the Canadian Venture Exchange and the common shares of Almaden Resources Corporation were delisted from the Canadian Venture Exchange (“CDNX”).  The Company’s common shares commenced trading on AMEX on December 19, 2005.

Table No. 11 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock for the year since listing on AMEX. Table No. 12 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the four years since amalgamation. Table No. 13 lists the high and low prices for shares of Almaden Resources Corporation common stock on CDNX for the year prior to amalgamation. Table No. 14 lists the high and low prices for the shares of Fairfield Minerals Ltd. common stock on TSX for the year prior to amalgamation.

Table No. 11

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Year Ended	High	Low
12/31/2005	$2.27	$1.55

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2005 12/31/2004 12/31/2003 12/31/2002	$2.48 2.75 2.42 0.87	$1.50 1.45 0.61 0.32

Table No. 13

Almaden Resources Corporation

Stock Trading Activity

The Canadian Venture Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2001	$0.30	$0.12

Table No. 14

Fairfield Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2001	$0.30	$0.17

Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on AMEX for the most recent full financial year. Table No. 16 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

 Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Quarter Ended	High	Low
12/31/2005	$2.27	$1.55

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Quarter Ended	High	Low
12/31/2005	$2.48	$1.77
09/30/2005	1.99	1.64
06/30/2005	1.96	1.50
03/31/2005	2.18	1.63

12/31/2004	2.15	1.56
09/30/2004	2.24	1.51
06/30/2004	2.63	1.45
03/31/2004	2.75	1.95

Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on AMEX for the most recent two months. Table No. 18 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Month Ended	High	Low
02/28/2006 01/31/2006	$3.07 3.30	$2.55 2.55

Table No. 18

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Month Ended	High	Low
02/28/2006 01/31/2006 12/31/2005 11/30/2005 10/31/2005 09/30/2005	$3.70 3.46 2.48 2.00 1.97 1.99	$2.96 1.74 1.78 1.77 1.78 1.74

The closing price of the Company’s common stock was $2.87 (U.S.$) on AMEX and $3.20 (Canadian$) on TSX on February 28, 2006.

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

On March 3, 2006, the shareholders' list for the Company’s common shares showed 399 registered shareholders and 38,602,852 shares outstanding. 316 of these registered shareholders are U.S. residents, owning 8,092,327 shares representing 21.0% of the issued and outstanding shares of common stock.  72 of these registered shareholders are Canadian residents, owning 30,275,987 shares representing 78.4% of the issued and outstanding shares of common stock.  11 of these registered shareholders are of other countries, owning 234,539 shares representing 0.6% of the issued and outstanding shares of common stock.

Item 10.      Additional Information

Share purchase warrants

At March 23, 2006, there were non-transferable share purchase warrants outstanding to acquire a total of 4,071,900 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities

Commission expiring at the end of the four month period.

Table No. 19 lists, as of March 23, 2006, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
CDN$
44,500 3,660,000 367,400	$2.25 $2.10(2) $1.78	06/30/2006(1) 11/16/2007 11/16/2007

(1)IDuring Fiscal 2005, the Company extended the expiry date of these warrants by six months from 12/30/2005 to 06/30/2006.

  (2)These warrants contain a provision whereby if, during the term of any unexercised warrant commencing four months after November 16, 2005, the common shares of the Company trade on any exchange for a period of 20 consecutive days at a price of $2.75 or greater, the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within twenty days of the notice, failing which the warrant will be deemed to have expired.

Flow-Through Shares

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares.  Flow-through shares differ from other common shares in one aspect only, all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on qualifying natural resources/exploration development in Canada. The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

On August 9, 2005, the Company closed a private placement of 500,000 flow-through common shares at a price of $1.75 per share. All purchasers are Canadian residents.

Memorandum and Articles

At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures in accordance with the Business Corporations Act (British Columbia), (the “New Act”), to increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company’s Articles and adopt new Articles to take advantage of provisions of the New Act.  The New Act was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”).  The New Act requires the provisions formerly required in the Memorandum to be in the Articles. The New Act eliminates the requirement for a Memorandum.

The revised Articles are being filed with the United States Securities and Exchange Commission concurrently with the filing of this 2005 20-F Annual Report. The Articles as so filed replace the Memorandum and Articles as filed with the United States Securities and Exchange Commission on May 17, 2002.

Memorandum and Articles

The Company was formed through the amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corporation effective December 31, 2001 under the Company Act of British Columbia (the “Company Act”). On March 29, 2004, British Columbia adopted the Business Corporations Act (British Columbia) (the “New Act”) to replace the Company Act. Companies registered under the Company Act are required to transition to the New Act. At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company’s Articles and adopt new Articles, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares. The Company’s new articles became effective in June 2005.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Part 15 of the Company’s Articles and Bylaws and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm unless the Company in general meeting directs otherwise.

Part 14 of the Company’s articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the New Act. Part 17 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint one or more committees consisting of such member or members of their body as they think fit. The Board may delegate to any such committee such powers of the Board as the Board may designate or prescribe, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and the power to appoint or remove officer appointed by the Board.

Part 16 details the proceedings of directors. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors. The continuing directors may, notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed pursuant to the Articles as the necessary quorum of directors, act only for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

Part 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, or give other security, on the whole or any part of the property or assets of the Company, both present and future.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

Part 19 provides for the mandatory indemnification of Directors, Officers, former officers and directors, alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Directors may by resolution make any changes in the authorized share structure as may be permitted under Section 54 of the New Act, and may by resolution of the Directors make or authorize the making of any alterations to the Articles and the notice of articles as may be required by such changes.

The Company may by ordinary resolution, create or vary special rights and restrictions as provided in Section 58 of the New Act. No alteration will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s new articles is filed as an exhibit to this Form 20-F Annual Report.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1.

Purchase agreement dated April 27, 2004 between the Company and Eldorado Gold Corporation (“Eldorado”) whereby the Company purchased certain data referred to as the “Alumac Project Files” for $50,000 cash payment.  The full text of the Purchase Agreement was filed as an exhibit to the 2004 20-F Annual Report with the Commission on March 28, 2005.

2.

Summary of option agreement signed June 22, 2004 and July 2, 2004, between the Company and Abelardo Garza Hernandez whereby the Company has the right to earn a 100% interest in the As de Oro concession for U.S.$50,000 plus value added tax by June 22, 2007 payable in four installments as follows: i) U.S.$10,000 plus IVA at the moment of signing the agreement; ii) U.S.$10,000 plus IVA 12 months after the signing of the agreement; iii) U.S.$10,000 plus IVA 24 months after the signing of the agreement; iv) U.S.$20,000 plus IVA 36 months after the signing of the agreement.  The Summary of Option Agreement was filed as an exhibit to the 2004 20-F Annual Report with the Commission on March 28, 2005.

3.

Agreement dated December 21, 2004, whereby the Company agreed to sell to Ross River Minerals Ltd. (“Ross River’) 100% of its right, title and interest in the El Pulpo concessions and the underlying agreements for an initial issuance of 2,200,000 shares of Ross River, an additional 1,000,000 shares when exploration and development expenditures meet or exceed U.S.$10,000,000, and a further 1,000,000 shares on the delivery of a positive feasibility study recommending production on any part of the property.  The Company will retain a 2% NSR regarding any minerals from its formerly 100% owned concessions.  Should Ross River give notice to the Company that a decision has been made to place all or any part of the concessions into commercial production, Ross River can then purchase one-half of the NSR (such that the NSR would be reduced to 1% of the NSR) for consideration equal to the fair market value of the 1% royalty based upon the feasibility study, such value to be determined by an internationally recognized engineering firm mutually acceptable to both parties.  The agreement is subject to regulatory approval which has been applied for but not yet granted (granted March 24, 2005).  The Agreement was filed as an exhibit to the 2004 20-F Annual Report with the Commission on March 28, 2005.

4.

Agreement dated January 21, 2005 between the Company (on behalf of itself and on behalf of Williams Creek Explorations Limited (“Williams Creek”), each as to 50%) and Santoy Resources Ltd. (“Santoy”) whereby the Company and Williams Creek purchased Santoy’s beneficial holdings of 20% of the issued and outstanding shares of ATW Resources Ltd. (“ATW”) for the full price of $21,174.10 consisting of $11,174.10 owed by Santoy to ATW and cash payment of $10,000. The Agreement was filed as an exhibit to the 2004 20-F Annual Report with the Commission on March 28, 2005.

5.

Agreement dated January 21, 2005 whereby Santoy Resources Ltd. transferred and quit claimed to the Company its beneficial holdings of a 25% undivided but unrecorded interest in the Prospector Mountain prospect.  The Agreement was filed as an exhibit to the 2004 20-F Annual Report with the Commission on March 28, 2005.

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

The Agreement was filed as an exhibit to the 2004 20-F Annual Report with the Commission on March 28, 2005.

7.

Amending and Quit Claim Agreement dated January 20, 2005 between the Company and BHP Billiton World Exploration Inc. (“BHP”) whereby BHP quit claim and release any and all of its interests in the Initial Properties on which the Company conducted reconnaissance on and evaluation of pursuant to the First Exploration Agreement dated May 9, 2002.  The Initial Properties are removed from the Agreement, the Target Area is amended, as is the definition of the Phase One Exploration Program, among other things.  The Company and BHP may continue to fund initial reconnaissance and evaluation work on specific types of mineral properties identified within the amended Target Area under the terms of the First Exploration Agreement. The full text of the Amending and Quit Claim Agreement is filed as an exhibit to this 2005 20-F Annual Report.

8.

Second Amending Agreement dated March 1, 2005 between the Company and BHP Billiton World Exploration Inc. (“BHP”) whereby the Company and BHP are parties to an agreement dated May 9, 2002 and amended January 20, 2005 (the “Agreement”) and the Company and BHP have agreed to amend the Agreement to replace the definition of “Second Option” to mean an exclusive and irrevocable option to be granted by the Company to BHP under the Joint Venture Agreement, pursuant to which BHP may increase its interest in a Project Area from an undivided fifty-one percent to an undivided seventy percent by incurring the lesser of (i) all Expenditures required to complete a Feasibility Study on the Project Area or (ii) aggregate Expenditures of $25 million on the Project Area and replacing the definition of First Option to mean that the First Option in respect to a Project Area, shall be exercised upon BHP incurring an aggregate $750,000 in Expenditures on that specific Project Area on or before the seventh anniversary date of this Agreement.  A minimum Expenditure of $250,000 shall be incurred on each Project Area on or before the fifth anniversary date of this Agreement.  The full text of the Second Amending Agreement is filed as an exhibit to this 2005 20-F Annual Report.

9.

Option Agreement dated April 13, 2005 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Hawkeye Gold & Diamond Inc. (“Hawkeye”) and its subsidiary Hawkeye Oro de Mexico, S.A. de C.V. whereby Hawkeye was given a Notice of Default under the Option Agreement dated March 4, 2004 and the parties agreed that in consideration of the payment of the outstanding Tax Obligation Amount and the issue of 750,000 shares of Hawkeye to the Company, the previous agreement remains in effect except for timing requirements as it relates to the issuance of shares and exploration expenditures.  The full text of the Option Agreement is filed as an exhibit to this 2005 20-F Annual Report.

10.

Option Agreement dated June 21, 2005 between the Company and Strongbow Exploration Inc. (“Strongbow”) whereby Strongbow has the right to earn a 60% interest in the Skoonka Creek prospect by spending $4,000,000 and issuing 1,000,000 shares of Strongbow to the Company by December 31, 2010. The full text of the Option Agreement is filed as an exhibit to this 2005 20-F Annual Report.

11.

Letter of Intent dated July 26, 2005 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and ALB Holdings Ltd. (“ALB”) and its subsidiary ALB Mexico S.A. de C.V., a private company which intends to go public within six months, whereby ALB has the right to earn a 60% interest in the Yago prospect by spending U.S.$4,000,000 and issuing 600,000 shares of the public company to Almaden over five years. No definitive agreement as contemplated by the Letter of Intent was concluded and the Letter of Intent accordingly ceased to be effective.  The full text of the Letter of Intent is filed as an exhibit to this 2005 20-F Annual Report.

12.

Letter of Intent and Preliminary Agreement dated July 29, 2005 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company and JOMEC will undertake a grassroots exploration for base metals deposits over a selected area in Mexico. JOGMEC will contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional U.S.$500,000 of exploration expenditures for each designated property.  Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.  In addition to the exploration joint venture, JOGMEC may earn a 60% interest in the Company’s Santa Isabela property by incurring exploration expenditures totalling U.S.$1,500,000 by September 30, 2008. The full text of the Letter of Intent and Preliminary Agreement is filed as an exhibit to this 2005 20-F Annual Report.

13.

Letter of Intent dated August 8, 2005 between the Company and Lincoln Gold Corp. (“Lincoln”) whereby Lincoln has the right to earn a 60% interest in the Guadalupe prospect by spending U.S.$3,000,000 and issuing 450,000 shares of Lincoln to the Company over five and a half years.  If production is achieved, Lincoln must then issue an additional 100,000 shares to the Company.  The full text of the Letter of Intent is filed as an exhibit to this 2005 20-F Annual Report.

14.

Amendment to Option Agreement dated August 30, 2005 between the Company and Horseshoe Gold Mining Inc. (“Horseshoe”) whereby the Company agreed to amend the Amendment to Option Agreement dated January 31, 2005 by extending commitment dates to December 31, 2008. The full text of the Amendment to Option Agreement is filed as an exhibit to this 2005 20F Annual Report.

15.

Option Agreement dated November 14, 2005 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire has the right to earn a 60% interest in the Campanario prospect by spending $3,500,000 and issuing 700,000 shares of Spire to the Company by October 31, 2010.  The full text of the Option Agreement is filed as an exhibit to this 2005 20-F Annual Report.

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

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

The Company’s chief executive officer, Duane Poliquin, and chief financial officer, Dione Bitzer, have evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Item 16B.     Code of Ethics

The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter.  These initial codes were filed with the 20-F Annual Report for the fiscal year ended December 31, 2003 as filed with the United States Securities and Exchange Commission on May 11, 2004. After review, the Company has adopted revised and new codes as follow: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and a Privacy Policy (the “Codes”). The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR and SEDAR as an exhibit to this 2005 20-F Annual Report.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

Item 16C.     Principal Accountant Fees and Services

Table No. 20 lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 20

Principal Accountant Fees

	Years ended December 31
	2005	2004

Audit fees	$40,000	$35,000
Audit related fees	-	-
Tax fees	8,000	8,000
Other fees	-	-

Fiscal 2005 and Fiscal 2004 audit fees relate to the annual audit of the Company’s financial statements, tax fees relate to the completion of income and mineral tax filings and review of the Form 20-F.

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

Audited Financial Statements

Report of Independent Registered Chartered Accountants, dated February 23, 2006

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences, dated February 23, 2006

Consolidated Balance Sheets at December 31, 2005 and 2004

Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003 and cumulative amounts since incorporation

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and cumulative amounts since incorporation

Notes to Consolidated Financial Statements

B.  Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002--
1.1	Articles

2.	Instruments defining the rights of holders of equity of debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements – N/A

4.	Purchase Agreement dated April 27, 2004 with Eldorado Gold Corporation
Summary of Option Agreement dated June 22, 2004 and July 2, 2004 with Abelardo Garza Hernandez
Agreement dated December 21, 2004 with Ross River Minerals Ltd.
Agreement dated January 21, 2005 with Santoy Resources Ltd.
Agreement dated January 21, 2005 with Santoy Resources Ltd.
Amendment to Option Agreement dated January 31, 2005 with Horseshoe Gold Mining Inc.
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2004, as filed with the Commission on March 28, 2005
4.1	Amending and Quit Claim Agreement dated January 20, 2005 with BHP Billiton World Exploration Inc.
4.2	Second Amending Agreement dated March 1, 2005 with BHP Billiton World Exploration Inc.
4.3	Option Agreement dated April 13, 2005 with Hawkeye Gold & Diamond Inc.
4.4	Option Agreement dated June 21, 2005 with Strongbow Exploration Inc.
4.5	Letter of Intent dated July 26, 2005 with ALB Holdings Ltd.
4.6	Letter of Intent and Preliminary Agreement dated July 29, 2005 with Japan oil, Gas and Metals National Corporation
4.7	Letter of Intent dated August 8, 2005 with Lincoln Gold Corp.
4.8	Amendment to Option Agreement dated August 30, 2005 with Horseshoe Gold Mining Inc.
4.9	Option Agreement dated November 14, 2005 with Consolidated Spire Ventures Ltd.

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11.1	Audit Committee Charter
11.2	Nominating and Corporate Governance Committee-Duties and Responsibility
11.3	Compensation Committee-Responsibilities and Duties
11.4	Code of Business Ethics
11.5	Code of Business Conduct and Ethics for Directors
11.6	Communications Policy
11.7	Securities Trading Policy
11.8	Whistleblower Policy
11.9	Privacy Policy

31.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.4	Option Agreement dated June 21, 2005 with Strongbow Exploration Inc.
4.5	Letter of Intent dated July 26, 2005 with ALB Holdings Ltd.
4.6	Letter of Intent and Preliminary Agreement dated July 29, 2005 with Japan oil, Gas and Metals National Corporation
4.7	Letter of Intent dated August 8, 2005 with Lincoln Gold Corp.
4.8	Amendment to Option Agreement dated August 30, 2005 with Horseshoe Gold Mining Inc.
4.9	Option Agreement dated November 14, 2005 with Consolidated Spire Ventures Ltd.

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11.1	Audit Committee Charter
11.2	Nominating and Corporate Governance Committee-Duties and Responsibility
11.3	Compensation Committee-Responsibilities and Duties
11.4	Code of Business Ethics
11.5	Code of Business Conduct and Ethics for Directors
11.6	Communications Policy
11.7	Securities Trading Policy
11.8	Whistleblower Policy
11.9	Privacy Policy

31.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements

ALMADEN MINERALS LTD.

(An exploration stage company)

December 31, 2005 and 2004

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, Canada

February 23, 2006

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements.  Our report to the shareholders dated February 23, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and such changes in accounting principles in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

February 23, 2006

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
December 31,
(Expressed in Canadian dollars)

	2005	2004
ASSETS

CURRENT
Cash and cash equivalents	$7,961,050	$4,125,706
Accounts receivable and prepaid expenses	497,530	213,176
Marketable securities (Note 4)	1,206,927	504,754
Inventory (Note 5)	274,768	274,768
TOTAL CURRENT ASSETS	9,940,275	5,118,404
PROPERTY, PLANT AND EQUIPMENT (Note 6)	1,240,806	575,142
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 7)	5,104,174	4,440,229
TOTAL ASSETS	$16,366,755	$10,215,275

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$186,548	$79,134
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	566,201	458,787

SHAREHOLDERS' EQUITY

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 8)
36,192,497 shares - December 31, 2005
31,142,767 shares - December 31, 2004	31,639,259	25,258,538
Contributed surplus (Note 9)	2,659,154	1,598,354
Deficit accumulated during the exploration stage	(18,497,859)	(17,100,404)
TOTAL SHAREHOLDERS' EQUITY	15,800,554	9,756,488
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,366,755	$10,215,275

COMMITMENTS AND CONTINGENCIES (Note 16)

ON BEHALF OF THE BOARD:

(Signed Duane Poliquin)	(Signed James E. McInnes)
Duane Poliquin, Director	James E. McInnes, Director

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Cumulative
amount since
incorporation
September 25,
1980 to
December 31,		Years ended December 31,
	2005	2005	2004	2003

REVENUE
Interest income	$960,018	$94,821	$74,265	$34,267
Other income	346,415	151,620	64,604	49,628
	1,306,433	246,441	138,869	83,895

EXPENSES
General and administrative
expenses (Schedule 1)	6,009,472	859,040	705,826	605,763
General exploration expenses	3,658,672	829,415	539,794	439,503
Write-down of interests in
mineral properties	2,184,441	567,658	903,358	105,666
Stock option compensation (Note 8)	7,631,500	213,600	1,234,783	220,000
	19,484,085	2,469,713	3,383,761	1,370,932
	(18,177,652)	(2,223,272)	(3,244,892)	(1,287,037)
WRITE-DOWN OF MARKETABLE
SECURITIES	(288,120)	(170,844)	(117,276)	-
INCOME ON MINERAL PROPERTY
OPTIONS	1,727,175	912,795	104,027	26,335
(LOSS) GAIN ON SALE OF
SECURITIES	(1,577,880)	115,240	(117)	13,980
GAIN (LOSS) ON SALE OF PROPERTY,
PLANT AND EQUIPMENT	12,405	10,995	(12,800)	-
FOREIGN EXCHANGE LOSS	(193,787)	(42,369)	(133,145)	(79,583)
LOSS BEFORE INCOME TAXES	(18,497,859)	(1,397,455)	(3,404,203)	(1,326,305)
INCOME TAX RECOVERY (Note 15)	640,640	302,240	338,400	-
NET LOSS	(17,857,219)	(1,095,215)	(3,065,803)	(1,326,305)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, BEGINNING OF PERIOD	-	(17,100,404)	(13,696,201)	(12,369,896)
RENOUNCEMENT OF TAX
DEDUCTIBILITY RELATING TO
FLOW-THROUGH SHARES (Note 3)	(640,640)	(302,240)	(338,400)	-
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, END OF PERIOD	$(18,497,859)	$(18,497,859)	$(17,100,404)	$(13,696,201)

NET LOSS PER SHARE
Basic and fully diluted		$(0.03)	$(0.11)	$(0.06)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING		32,078,779	30,232,499	23,378,693

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Cumulative
amount since
incorporation
September 25,
1980 to
December 31,		Years ended December 31,
	2005	2005	2004	2003
OPERATING ACTIVITIES
Net loss	$(17,857,219)	$(1,095,215)	$(3,065,803)	$(1,326,305)
Items not affecting cash
Income tax recovery	(640,640)	(302,240)	(338,400)	-
Depreciation	558,072	149,477	60,326	38,852
Loss (gain) on marketable securities	1,577,880	(115,240)	117	(13,980)
Write-down of marketable securities	288,120	170,844	117,276	-
Income on mineral property options	(1,043,157)	(912,795)	(104,027)	(26,335)
Write-down of interests in mineral properties	7,985,558	567,658	903,358	105,666
Stock-option compensation	1,830,383	213,600	1,234,783	220,000
Gain on sale of property, plant and equipment	(12,405)	(10,995)	12,800	-
Other	(64,350)	(64,350)	-	-
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(503,006)	(284,354)	(108,070)	30,979
Accounts payable and accrued liabilities	151,446	107,414	29,509	(12,189)
Deferred exploration advances	-	-	(58,011)	58,011
Mineral taxes payable	(669)	-	-	(12,800)
	(7,726,689)	(1,576,196)	(1,316,142)	(938,101)

FINANCING ACTIVITY
Issuance of shares, net of share issue costs	29,923,218	7,227,921	2,071,427	5,779,301

INVESTING ACTIVITIES
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	-	-
Marketable securities
Purchases	(4,437,414)	-	(162,227)	(352,526)
Net proceeds	4,379,271	243,940	184,916	597,294
Property, plant and equipment
Purchases	(1,801,260)	(804,146)	(173,747)	(247,879)
Proceeds	62,287	-	-	-
Mineral properties
Costs	(12,312,096)	(1,459,485)	(1,317,435)	(964,142)
Gold sales	362,906	-	-	-
Net proceeds	1,212,309	203,310	-	-
Incorporation costs	(3,298)	-	-	-
	(14,235,479)	(1,816,381)	(1,468,493)	(967,253)
NET CASH INFLOW (OUTFLOW)	7,961,050	3,835,344	(713,208)	3,873,947
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	4,125,706	4,838,914	964,967
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$7,961,050	$7,961,050	$4,125,706	$4,838,914

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

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

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

(f)

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment

30%

Computer hardware and software

30%

Field equipment

20%

Furniture and fixtures

20%

Geological data library

20%

Mill equipment

30%

Drill equipment

20%

Leasehold improvements

20%  straight-line

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant. An impairment in value would be indicated if the assets’ carrying value exceeds the estimated recoverable amount.  During the periods covered by these financial statements there was no indication of impairment.

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

(h)

Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company’s assets and liabilities and their corresponding tax basis.  The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized.  These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(i)

Income from mineral property options

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)

Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Note 8 (c)) using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Asset retirement obligation

Effective January 1, 2004, the Company adopted the accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company’s mineral properties.  Under this standard, a liability for an asset retirement obligation is initially recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the life of the related asset.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows required to settle the obligation.

(l)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.  For the three years ended December 31, 2005, all of the outstanding stock options and warrants are anti-dilutive.

(m)

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

4.

MARKETABLE SECURITIES

Marketable securities consist of equity securities which are valued at the lower of cost and market. The market value of the securities as at December 31, 2005 was $1,816,560 (2004 - $1,045,147).

5.

INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2005 is $962,707 (2004 - $843,599).

6.

PROPERTY, PLANT AND EQUIPMENT

	2005
		Accumulated	Net book
	Cost	depreciation	value

Automotive equipment	$263,978	$138,932	$125,046
Furniture and fixtures	111,036	94,132	16,904
Computer hardware	174,559	133,668	40,891
Computer software	30,036	16,681	13,355
Geological data library	65,106	28,577	36,529
Field equipment	208,927	111,290	97,637
Mill equipment	323,264	-	323,264
Leasehold improvements	11,439	3,028	8,411
Drill equipment	643,078	64,309	578,769
	$1,831,423	$590,617	$1,240,806

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

6.

PROPERTY, PLANT AND EQUIPMENT (Continued)

	2004
		Accumulated	Net book
	Cost	depreciation	value

Automotive equipment	$171,652	$105,125	$66,527
Furniture and fixtures	108,408	90,235	18,173
Computer hardware	157,718	119,752	37,966
Computer software	23,321	12,397	10,924
Geological data library	65,106	19,445	45,661
Field equipment	160,533	92,930	67,603
Mill equipment	323,264	-	323,264
Leasehold improvements	6,280	1,256	5,024
	$1,016,282	$441,140	$575,142

At December 31, 2005 the mill equipment was not available for use.  Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES

	2005	2004
Canada

Elk
100% interest in mineral claims in British Columbia
which includes the Siwash gold deposit	$3,359,078	$2,557,245
ATW
Net 37.5% interest in mineral claims near Lac De Gras,
Northwest Territories	212,254	196,944
PV (Note 7 (f))
100% interest in mineral claims in British Columbia	121,937	130,897
Merit
100% interest in mineral claims in British Columbia	90,566	18,390
Nicoamen River
100% interest in mineral claims in British Columbia	48,665	6,310
Skoonka Creek (Note 7 (g))
100% interest in mineral claims in British Columbia	33,006	57,599
MOR
100% interest in minerals claims in the Yukon Territory	31,524	31,524
Rock River Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory	39,339	39,339

Mexico

Caballo Blanco (Note 7 (a))
Option to purchase 100% interest in mineral claims in
Veracruz State	542,955	524,885
Fuego (Note 7 (b))
100% interest in mineral claims in Oaxaca State	1	58,135
San Carlos / San Jose (Note 7 (c))
100% interest in the San Carlos and San Jose mineral
claims in Tamaulipas State	90,207	203,142
Yago / La Sarda (Note 7 (d))
100% interest in mineral claim in Nayarit State	1	223,479
El Pulpo (Note 7 (e))
(2004 - 100% interest in mineral claims in Sinaloa State)	-	1

Interests in various other mineral claims (Note 7 ( j))	534,641	392,339
	$5,104,174	$4,440,229

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

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

The agreement was amended in January 2003.  To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay US$668,500 plus value added tax by February 26, 2007.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.  As at December 31, 2005, the Company had issued the required 200,000 common shares and paid US$398,500 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007. Subsequent to December 31, 2005, Comaplex will continue their drilling program on the property.

(b)

Fuego

The Company acquired a 100% interest in the Fuego claim by staking.  During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”).  To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006.  Horseshoe can increase its interest to 60% by incurring an additional US$1,000,000 of exploration expenditures by December 31, 2007.  Once Horseshoe has earned a 60% interest, Almaden has the right, but not the obligation, to exchange its remaining 40% interest in the property for 40% of the then issued capital of Horseshoe.

During 2005, the agreement was amended extending commitment dates to December 31, 2008.

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

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”).  To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue 500,000 shares to the Company by March 15, 2007.  Hawkeye can increase its interest to 60% by incurring an additional $2,000,000 of exploration expenditures by March 15, 2011 and issuing a further 300,000 shares to the Company by March 15, 2010.

During 2005, the agreement was amended.  To earn a 51% interest, Hawkeye must issue 850,000 shares (received) and pay $45,475 (paid), maintain the property in good standing, incur exploration expenditures totaling US$2,000,000 and issue 400,000 shares to the Company by April 2008.  Hawkeye can increase its interest to 60% by incurring an additional US$2,000,000 of exploration expenditures and issuing a further 300,000 shares to the Company by April 2011.

(d)

Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda claims.  The adjoining Guadalupe and Sagitario claims were held under option.  To earn a 100% interest in the Guadalupe claim, the Company had to pay US$30,000 plus value added tax over six years.  To earn a 100% interest in the Sagitario claim the Company had to pay US$250,000 plus value added tax by January 1, 2005.

During 2004, the Company purchased a 100% interest in the Guadalupe claim for US$15,000 plus value added tax and a 100% interest in the Sagitario claim for US$10,000 plus value added tax.

Also, during 2004, the Company entered into an agreement to acquire a 100% interest in As de Oro claim.  To earn its interest, the Company must pay US$50,000 plus value added tax by 2007.  At December 31, 2005, US$20,000 of this obligation had been paid.

The Company acquired a 100% interest in additional claims in the surrounding area by staking.  These additional claims are considered part of the Yago property.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(e)

El Pulpo

The Company acquired a 100% interest in the Gavilan claims by staking.  Two additional claims, which are surrounded by the Gavilan claims, were held under option.

During 2003, the Company entered into an agreement with Ross River Minerals Ltd. (“Ross River”).  To earn an initial 50.1% interest, Ross River had to maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 425,000 common shares to the Company by April 30, 2008.  Ross River could have increased its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by April 30, 2010.

During 2005, the Company completed an agreement with Ross River whereby the Company sold 100% of its right, title and interest in the El Pulpo concessions and the underlying agreements for an initial issuance of 2,200,000 shares of Ross River, an additional 1,000,000 shares when exploration and development expenditures meet or exceed US$10,000,000, and a further 1,000,000 shares on the delivery of a positive feasibility study recommending production on any part of the property.  The Company retains a 2% NSR regarding any minerals from its formerly 100% owned concessions.  Should Ross River give notice to the Company that a decision has been made to place all or any part of the concessions into commercial production, Ross River can then purchase one-half of the NSR (such that the NSR would be reduced to 1%) for consideration equal to the fair market value of the 1% royalty based upon the feasibility study, such value to be determined by an internationally recognized engineering firm mutually acceptable to both parties.

(f)

PV

The Company acquired the PV claims by staking.  During 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire must incur exploration expenditures totalling US$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.  At December 31, 2005, Spire had spent approximately $383,000 on the property.

(g)

Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking.  During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2010.  At December 31, 2005, Strongbow had spent approximately $668,000 on the property.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(h)

BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico.  Each company committed to fund US$200,000 of exploration in the first phase.  To earn a 51% interest in any property which may have been acquired, BHP had to fund an initial US$1,000,000 of exploration, after which both companies would have been committed to fund a further US$750,000 of exploration.  If either company failed to make its contribution, it would have been diluted to a 2% net smelter return royalty.  If both companies maintained their interest of funding, BHP could have earned a further 19% interest in each project by completing a feasibility study.  A final 10% interest could have been earned by BHP by funding the property into production.  At December 31, 2004, each company had incurred US$200,000 of exploration expenditures.

During 2005, the Company amended its agreement with BHP.  The terms of the amended agreement outline two separate phases dependent upon success in the first phase.  The first phase of exploration consists of a minimum of US$50,000 to be spent in the first year.  If both the Company and BHP agree to acquire any properties discovered, BHP will have the option to carry out US$750,000 of exploration on each property in order to earn a 51% interest in that property.  After BHP has completed this expenditure each property would enter a joint venture phase of exploration during which both the Company and BHP would contribute US$750,000 for a total of US$1,500,000.  If one party fails to contribute to this phase, it would be diluted to a 2% NSR.  After this joint venture stage is complete and if both parties have maintained their interest by funding, BHP can then elect to earn an additional 19% interest, for a total of 70% interest in each project, by completing a feasibility study not to exceed US$25,000,000 for each project.  A final 10% interest can be earned if BHP funds the property into production.  Subsequent to December 31, 2005, BHP advised the Company that it does not intend to carry on with the joint venture.  A formal termination agreement has not yet been reached.

(i)

Japan Oil, Gas and Metals National Corporation Joint Venture

On July 29, 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  JOGMEC will contribute US$700,000 to this program with US$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional US$500,000 of exploration expenditures for each designated property.  Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(i)

Japan Oil, Gas and Metals National Corporation Joint Venture (continued)

In addition to the exploration joint venture, JOGMEC may earn an initial 51% interest in the Company’s Santa Isabela property, acquired by staking, by incurring exploration expenditures totaling US$300,000 by October 31, 2005 (spent) and by incurring an aggregate of exploration expenditure totaling US$1,000,000 by March 31, 2007.  JOGMEC can increase its interest to 60% by incurring an additional US$500,000 of exploration expenditures by September 30, 2008.

(j)

Other

(i)

Guadalupe

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”).  To earn an initial 50% interest, Grid had to maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by June 30, 2007.  During 2005, Grid abandoned its option on the property.

During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).  To earn an initial 51% interest, Lincoln must incur exploration expenditures of US$2,000,000 and issue 350,000 shares to the Company over four years.  Lincoln can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures over a further eighteen months and issue an additional 100,000 shares to the Company.  If production is achieved, then Lincoln must issue an additional 100,000 shares to the Company.

(ii)

Campanario

The Company acquired a 100% interest in the Campanario claim by staking.  During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn an initial 51% interest, Spire must incur exploration expenditures of $3,000,000 by April 30, 2010 and issue 400,000 shares to the Company by October 31, 2009.  Spire can increase its interest to 60% by incurring an additional $500,000 of exploration expenditures and issue an additional 300,000 shares to the Company by October 31, 2010.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(j)

Other (continued)

(iii)

Tropico

The Company acquired a 100% interest in the property.  During 2001, Santoy Resources Ltd. (“Santoy”) completed its obligations and earned a 60% interest in the property.  The property is subject to a 2.25% NSR.

(iv)

Goz Creek

The Company has a 100% interest in the Goz Creek property, Yukon Territory, which is subject to a 5% net profits interest.

8.

SHARE CAPITAL

(a)

The changes in issued shares for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Number	Amount

Balance, December 31, 2002	21,918,722	$17,389,381
For cash pursuant to private placements	2,773,800	2,362,704
For cash on exercise of share purchase warrants	2,771,807	1,648,664
For cash on exercise of stock options	162,750	68,498
Contributed surplus on exercise of stock options	-	7,475
Balance, December 31, 2003	27,627,079	21,476,722
For cash pursuant to private placements	1,722,250	2,553,913
For cash on exercise of share purchase warrants	1,503,438	1,088,919
For cash on exercise of stock options	290,000	128,030
Contributed surplus on exercise of stock options	-	10,954
Balance, December 31, 2004	31,142,767	25,258,538
For cash pursuant to private placements	4,206,180	5,673,615
For cash on exercise of share purchase warrants	318,250	457,125
For cash on exercise of stock options	525,300	212,181
Contributed surplus on exercise of stock options	-	37,800
Balance, December 31, 2005	36,192,497	$31,639,259

(i)

The Company issued 500,000 flow-through common shares on August 9, 2005 on a private placement basis at a price of $1.75 per share, after incurring issue costs of $33,610.  Also, 6,180 shares were issued to agents in consideration of their services.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(a)

(continued)

(ii)

The Company issued 3,700,000 units on November 16, 2005 on a private placement basis at a price of $1.70 per share, after incurring issue costs of $583,590.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at a price of $2.10 per share until November 16, 2007.  The warrants contain a provision whereby if, during the term of any unexercised warrant commencing four months after November 16, 2005, the common shares of the Company trade on any exchange for a period of 20 consecutive days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within twenty days of the notice, failing which the warrant will be deemed to have expired.  The fair value of the warrants issued as part of the private placement of $710,000 was allocated to contributed surplus.  Also, 370,000 warrants exercisable at $1.78 per share until November 16, 2007 were issued to agents in consideration of their services.  The fair value of the warrants issued to the agents of $175,000 was allocated to share capital and contributed surplus (Note 9).

(iii)

The Company issued 1,300,000 units on January 12, 2004 on a private placement basis at a price of $1.32 per share, after incurring issue costs of $16,565.  These funds were received by the Company prior to December 31, 2003 and were recorded as a subscription for shares.

(iv)

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

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(b)

Warrants

	Number of		Exercise
	warrants	Expiry date	price range

Outstanding,		April 2, 2003 to
December 31, 2002	3,837,450	October 15, 2004	$0.42 to 0.70
Granted	2,258,900	-	0.95 to 2.25
Exercised	(2,771,807)	-	0.42 to 0.95
Outstanding,		March 13, 2004 to
December 31, 2003	3,324,543	September 18, 2008	0.47 to 2.25
Granted	27,000		2.25
Exercised	(1,503,438)	-	0.47 to 1.60
Outstanding,		August 7, 2005 to
December 31, 2004	1,848,105	September 18, 2008	0.80 to 2.25
Granted	4,070,000	-	1.78 to 2.10
Exercised	(318,250)	-	0.80 to 2.25
Expired	(27,000)	-	2.25
Outstanding,		June 30, 2006 to
December 31, 2005	5,572,855	September 18, 2008	$1.75 to 2.25

The fair value of the warrants issued during the year ended December 31, 2005 was estimated as $885,000 (see Note 9) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 3.8%; expected life of 0.8 years; dividend rate of 0%; and volatility of 51%.

The Company extended the expiry date on 68,355 warrants issued during 2003 from December 30, 2005 to June 30, 2006.

Subsequent to December 31, 2005, the Company issued Notice of Expiry pursuant to the Accelerated Expiry Date provisions of warrants issued on September 18, 2003.  All warrants not exercised by February 28, 2006 will expire.

At December 31, 2005 the following share purchase warrants were outstanding:

Number of	Exercise
warrants	Expiry date	price range

63,855	June 30, 2006	$2.25
1,439,000	September 18, 2006/2007/2008	1.75/2.00/2.25
370,000	November 16, 2007	1.78
3,700,000	November 16, 2007	2.10
5,572,855

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(b)

Warrants (continued)

Subsequent to December 31, 2005, the Company received $2,281,799 on the exercise of 1,298,355 warrants.

(c)

Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.  During 2004, the maximum number of shares reserved for issuance under this plan was increased from 2,000,000 to 2,900,000.  At December 31, 2005, the Company had reserved 75,799 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during 2005 vested on the date granted. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
Fixed options	Shares	price	Shares	price	Shares	price

Outstanding at
beginning of
year	4,206,783	$0.91	3,0a75,783	$0.53	2,734,533	$0.44
Granted	240,000	1.79	1,421,000	1.69	504,000	0.85
Exercised	(525,300)	0.40	(290,000)	0.44	(162,750)	0.42
Outstanding and
exercisable at
end of year	3,921,483	$1.03	4,206,783	$0.91	3,075,783	$0.53

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(c)

Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price

35,000	January 28, 2006	$2.35
120,000	March 1, 2006	0.30
75,792	August 23, 2006	0.27
900,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
50,000	April 7, 2008	0.74
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,386,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
3,921,483

Subsequent to December 31, 2005, the Company received $646,828 on the exercise of 892,000 stock options.

The weighted average grant date fair value of stock options granted in the year ended December 31, 2005 was $0.89 (2004 - $0.87).  The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk free interest rate	3.45%	3.30%	3.30%
Expected life	4 years	4.5 years	4.5 years
Expected volatility	61%	61%	62%
Expected dividends	$Nil	$Nil	$Nil

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

CONTRIBUTED SURPLUS

	2005	2004	2003

Balance, beginning of year	$1,598,354	$374,525	$162,000
Stock-based compensation
on issue of options	213,600	1,234,783	220,000
Fair value of warrants
granted during the year	885,000	-	-
Exercise of stock options	(37,800)	(10,954)	(7,475)
Balance, end of year	$2,659,154	$1,598,354	$374,525

10.

RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

•

A company controlled by the founding shareholder of the Company was paid $105,600 for technical services and $24,240 for general and administrative services during 2005 (2004 - $110,400; 2003 - $110,400).

•

A company controlled by a relative of the founding shareholder of the Company was paid $84,000 for geological services during 2005 (2004 - $66,542; 2003 - $80,064).  A vehicle owned by this company was purchased by Almaden for $22,000 during 2005.

•

An officer of the Company was paid $62,550 for professional services rendered during 2005 (2004 - $55,637; 2003 - $53,075).

•

Accounts payable at December 31, 2005 included $46,200 due to related companies (2004 - $18,400).

Transactions between related parties are measured at the exchange amount, which is the amount of consideration agreed upon by the two parties.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

11.

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding non-cash transactions is as follows:

	Years ended December 31,
	2005	2004	2003
Investing activities
Acquisition of fixed assets
in exchange for mineral
properties recoveries	$ -	$ -	$ 25,000
Acquisition of marketable securities
in exchange for recoveries on
mineral properties	937,367	275,550	-
Reversal of contributed surplus
on exercise of options	37,800	10,954	-
Fair value of warrants upon completion
of private placement	885,000	-	-
Proceeds on disposal of equipment
applied to acquisition of other
equipment	10,995	23,712	-

Other supplementary information:

	Years ended December 31,
	2005	2004	2003

Interest paid	$-	$-	$2,436
Income and mining taxes paid	-	-	34,461

12.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company has non-current assets in the following geographic locations:

	2005	2004
Canada	$4,595,842	$3,586,578
Mexico	1,749,138	1,428,793
	$6,344,980	$5,015,371

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

12.

SEGMENTED INFORMATION (Continued)

The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2005	2004	2003
Canada	$182,903	$81,053	$83,895
Mexico	63,538	57,816	-
	$246,441	$138,869	$83,895

13.

FINANCIAL RISK

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

14.

FAIR VALUE

The Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable.  The fair values of these financial instruments approximate their carrying values.

15.

INCOME TAXES

The Company’s Canadian income tax rate is approximately 34.9% (2004 - 35.6%; 2003 - 37.6%) while the Mexico income tax rate is approximately 30%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2005	2004	2003

Statutory rate	34.9%	35.6%	37.6%

Income taxes recovered at the
Canadian statutory rate	$487,300	$1,212,600	$425,000
Effect of lower tax rates in foreign
jurisdiction	(32,000)	(200)	(1,200)
Non-deductible expenses	(74,000)	(440,000)	(83,000)
Tax losses not recognized in
period benefit arose	(79,060)	(434,000)	(340,800)
	$302,240	$338,400	$-

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

15.

INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004

Operating loss carryforwards	$1,177,000	$1,133,000
Canadian exploration expenditures and foreign
exploration and development costs in
excess of book value of resource properties	2,930,000	2,831,600
Impairment of long-term investment	21,800	21,800
Undeducted capital cost allowance on property, plant
and equipment	109,000	93,000
	4,237,800	4,079,400
Valuation loss provision	(4,237,800)	(4,079,400)
	$-	$-

At December 31, 2005, the Company had operating loss carryforwards available for tax purposes in Canada of $1,689,000 which expire between 2009 and 2015 and in Mexico of $2,145,000 which expire between 2006 and 2015.

16.

COMMITMENTS AND CONTINGENCIES

(a)

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, they are appealing the Ministry’s decision to the Supreme Court of British Columbia.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

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

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

16.

COMMITMENTS AND CONTINGENCIES (Continued)

(b)

The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

2006	$44,960
2007	48,815
2008	48,815
2009	59,130
2010	60,070
Thereafter	5,000
$266,790

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”).  The following is a reconciliation:

Consolidated Balance Sheets

	2005	2004

Total assets under Canadian GAAP	$16,366,755	$10,215,275
Write-off of deferred exploration costs (a)	(2,618,648)	(2,072,496)
Adjustment to marketable securities (c)	609,633	540,393
Total assets under US GAAP	$14,357,740	$8,683,172

Shareholders' equity under Canadian GAAP	$15,800,554	$9,756,488
Write-off of deferred exploration costs (a)	(2,618,648)	(2,072,496)
Adjustment to marketable securities (c)	609,633	540,393
Shareholders' equity under US GAAP	$13,791,539	$8,224,385

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Loss and Deficit

	2005	2004	2003

Net loss under Canadian GAAP	$(1,095,215)	$(3,065,803)	$(1,326,305)
Write-off of current period
deferred exploration costs (a)	(1,115,831)	(915,483)	(742,857)
Add back of deferred exploration
costs written off in the current
year (a)	569,679	201,339	68,441
Add back write-down of marketable
securities (c)	91,590	-	-
Net loss under US GAAP	$(1,549,777)	$(3,779,947)	$(2,000,721)

Net loss per share under
US GAAP	$(0.05)	$(0.13)	$(0.09)

Consolidated Statements of Cash Flows

	2005	2004	2003
Operating activities
Operating activities under
Canadian GAAP	$(1,576,196)	$(1,212,115)	$(911,766)
Exploration (a)	(1,165,364)	(915,483)	(742,857)
Write-down of marketable
securities (c)	(91,590)	-	-
Operating activities under
US GAAP	$(2,833,150)	$(2,127,598)	$(1,654,623)

Investing activities
Investing activities under
Canadian GAAP	(1,816,381)	(1,572,520)	(993,588)
Deferred exploration (a)	1,165,364	915,483	742,857
Investing activities under
US GAAP	$(651,017)	$(657,037)	$(250,731)

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

	2005	2004	2003

Net loss under US GAAP	$(1,549,777)	$(3,779,947)	$(2,000,721)
Other comprehensive income (loss)
Adjustment to unrealized
gains (losses) on
available-for-sale securities	(22,350)	(223,350)	718,451
Comprehensive loss under
US GAAP	$(1,572,127)	$(4,003,297)	$(1,282,270)

(d)

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2005, 2004 and 2003.

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

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP.  As at December 31, 2005, unexpended flow through funds were $334,829 (2004 - $370,172).

(f)

Recent accounting pronouncements

In March 2005, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2005.  The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R) - Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 - Share Based Payment, which provides interpretive guidance related to SFAS No. 123(R).  SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements.  With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued.  SFAS No. 123(R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award.  Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and is assessing the effect of SFAS No. 123(R) on the Company’s financial statements as presented herein.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R).  FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R).  In accordance with this standard a grant date of an award exists if (i) the award is a unilateral grant and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.  The Company plans to adopt this standard when it adopts SFAS No. 123(R), and is currently evaluating the impact on its results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.  This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting period beginning after December 15, 2005.  Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

In March, 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligation - an interpretation of FASB 143.  FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation.  It also provides criteria for determining when an asset retirement obligation may be estimated reasonably.  The interpretation is effective no later than the end of fiscal years ending after December 15, 2005.  Retroactive application for interim financial information is permitted but not required.  The Company has adopted this standard which did not have a significant impact on its results of operations.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of benefit to recognize, which will be measured using the best estimate of the amount that will be sustained.  The tax position should be derecognized when it is no longer more-likely-than-not of being sustained.  In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006.  The Company is currently evaluating the implications of this Interpretation.

Schedule 1

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian dollars)

Cumulative
amount since
incorporation
September 25,
1980 to
December 31,		Years ended December 31,
	2005	2005	2004	2003

Bad debts	$130,551	$ -	$ -	$ -
Bank charges and interest	52,019	7,151	6,392	5,823
B.C. mineral taxes	36,897	-	-	36,897
Depreciation	558,072	149,477	60,326	38,852
Employee benefits	10,512	-	-	-
Insurance	40,356	8,484	6,446	6,035
Management services	16,775	-	-	-
Office and licenses	1,159,496	158,943	116,763	112,087
Professional fees	2,106,761	197,369	182,995	201,356
Rent	614,755	106,754	103,178	89,168
Stock exchange fees	268,237	69,712	24,441	21,930
Telephone	159,800	13,299	15,026	14,212
Transfer agent fees	178,235	21,821	13,783	11,674
Travel and promotion	673,708	126,030	176,476	67,729
Write-off of incorporation costs	3,298	-	-	-
	$6,009,472	$859,040	$705,826	$605,763

See accompanying notes to the consolidated financial statements.

Schedule 2

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception
(Expressed in Canadian dollars)

		Number	Price	Amount

	For cash upon incorporation	1	$1.00	$1
	For cash from principal (founder's shares)	750,000	0.01	7,500
	For cash	1,010,528	0.15	151,579
	For cash	292,500	0.25	73,925
	For cash from related company of principal	180,000	0.25	45,000
	Balance December 31, 1985	2,233,029		278,005
	For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
	For mineral property	40,000	0.70	28,000
	Balance December 31, 1986	2,973,029		698,573
	For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
	For cash pursuant to private placement	300,000	1.00	300,000
	For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
	Balance December 31, 1987	3,623,029		1,365,755
	For cash pursuant to private placement	171,000	1.75	299,250
	For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
	For cash	40,000	1.10	44,000
	For mineral property	40,000	1.00	40,000
	Balance December 31, 1988	4,171,832		2,016,739
	For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
	Balance December 31, 1989	4,283,887		2,139,999
	For cash pursuant to private placement	177,778	0.45	80,000
	For cash on exercise of stock options	49,500	0.68	33,660
	For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
	For cash on exercise of stock options	26,000	0.75	19,500
	For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	-	4,847,165		2,499,359
	For cash on exercise of stock options	40,000	0.72	28,800
	Balance December 31, 1991	4,887,165		2,528,159
	For mineral property	28,000	0.71	20,000
	For cash on exercise of stock options	50,000	0.68	12,500
	For cash on exercise of stock options	10,000	0.73	7,500
	For cash on exercise of stock options	10,000	0.28	2,800
	For cash pursuant to private placement	137,000	0.50	68,500
	Balance December 31, 1992 (carried forward)	5,122,165		2,639,459

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Expressed in Canadian dollars)

	Number	Price	Amount

Balance December 31, 1992 (brought forward)	5,122,165		$2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08 - 1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40 - 1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.250000	1,894,100
For cash on exercise of stock options	720,000	1.43 - 1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66 - 2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14 - 3.53	1,013,371
Balance December 31, 1997 (carried forward)	10,316,617		11,797,014

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Expressed in Canadian dollars)

	Number	Price	Amount

Balance December 31, 1997 (brought forward)	10,316,617		$11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		$31,639,259

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  March 28, 2006

By     /s/Duane Poliquin

Duane Poliquin, President