Form 20-F
period 2006-12-31
ALMADEN MINERALS LTD
filed 2007-03-29
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

     EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

      1934

       For the fiscal year ended December 31, 2006

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

43,624,255

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

Accelerated filer   ( X  )

Non-accelerated filer  (    )

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

Calc-silicate:   Calcium-bearing silicate minerals. These minerals are commonly formed as a result of the interaction of molten rock and its derived, hot hydrothermal fluids with very chemically reactive calcium carbonate (limestone). Calc-silicate minerals include garnet, pyroxene, amphibole and epidote. These minerals are commonly described as skarn and are genetically and spatially associated with a wide range of metals

Carbonate replacement deposit:   A style of silver lead zinc mineralization in limestones.

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

National Instrument 43-101: A rule developed by the Canadian Securities Administrators and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.  It covers oral statements as well as written documents and websites.  It requires that all disclosure be based on advice by a “qualified person” and in some circumstances that the person be independent of the issuer and the property.

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

Qualified Person:  As defined in National Instrument 43-10, an individual who:

a)

is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

b)

has experience relevant to the subject matter of the mineral project and the technical report and

c)

is a member in good standing of a professional association.

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

CRD: Carbonate replacement deposit

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

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The Company was created by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd., effective December 31, 2001.

The following selected financial data of the Company for Fiscal 2006, Fiscal 2005 and Fiscal 2004 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2003 and Fiscal 2002 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 16 of the audited consolidated financial statements of the Company for Fiscal 2006 included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company’s financial statements.  Reference is further made to Note 16(c) as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002

Canadian GAAP

Revenues

Net loss

Loss per common share

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

U.S. GAAP

Revenues

Net loss for period(1)(2)

Loss per common share(2)

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

$837 (4,269) (0.10) 41,351 20,242 6,405 27,971 28,720 46,656 0 837 (6,032) (0.14) 41,351 20,622 2,023 23,969 24,718 46,656 0	$246 (1,095) (0.03) 32,079 9,374 5,104 15,801 16,367 31,639 0 246 (1,852) (0.06) 32,079 9,984 2,486 13,792 14,358 31,639 0	$139 (3,066) (0.11) 30,232 4,660 4,440 9,756 10,215 25,259 0 139 (4,118) (0.14) 30,232 5,200 2,368 8,224 8,683 25,259 0	$84 (1,326) (0.06) 23,379 5,101 4,198 9,854 10,342 21,477 0 84 (2,001) (0.09) 23,379 6,000 2,840 9,395 9,883 21,477 0	$102 (3,198) (0.16) 19,524 1,522 3,338 5,181 5,636 17,389 0 102 (2,410) (0.13) 19,524 1,703 2,654 4,728 5,133 17,389 0

(1)Cumulative U.S. GAAP deficit since inception of the exploration stage to 12/31/2006 has been $26,778,064.

(2)U.S. GAAP net loss and loss per common share for the years ended 12/31/05 and 12/31/04 have been restated.  Reference is made to Note 16(c) as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

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

Table No. 2

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2006	$1.15	$1.17	$1.10	$1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.15	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.18	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	$1.13	$1.14	$1.15	$1.17	$1.19	$1.18
Low	1.11	1.12	1.13	1.14	1.16	1.15

The exchange rate was 1.16 on March 23, 2007.

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

Uncertainty in Discovering Commercially Mineable Ore Deposits

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability`

The Company had net losses in a number of years since its date of incorporation – 9/25/1980.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable under Canadian GAAP. The Company had net losses of $4,268,775 in Fiscal 2006, $1,095,215 in Fiscal 2005 and $3,065,803 in Fiscal 2004.

The cumulative net loss of the Company as at December 31, 2006 was $22,766,634.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  The Company has had no prior year’s history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine and the bulk sampling on the Elk gold property. Neither the Company nor its predecessor has paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company’s predecessor was through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements.  Any future additional equity financing would cause dilution to current stockholders.

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

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques. Material changes in mineral prices may affect the economic viability of any project.

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

As a requirement for performing certain exploration activities, the Company has $76,500 on deposit as reclamation bonds for exploration work and site disturbance on the Elk and  prospects in Canada.  These allocated funds have been deposited for the benefit of the Province of British Columbia until released upon approval from the Province after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

No Guarantee of Title to Mineral Properties

While the Company and it’s predecessor have investigated title to all of its mineral properties and prospects, and, to the best of its knowledge, title to all of its properties and prospects in which it has the right to acquire or earn an interest are in good standing as of the date of this Annual Report, this should not be construed as a guarantee of title.  The properties and prospects may be subject to prior unregistered agreements or transfers unknown to the Company and title may be affected by undetected defects, e.g. defects in staking or acquisition process.

As there are unresolved native land claim issues in British Columbia and the Yukon Territory, the Company’s properties and prospects in these jurisdictions may be affected in the future.  The MOR prospect is on category B lands which means the local native group has surface rights to the area of the claims and their permission is required to perform work on the claims.

If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition.  In the event of an adverse judgment, the Company could lose its property rights.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. Due to the reduced liquidity in the secondary markets, shareholders may find it more difficult to sell their shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, exploration and financial results, and other factors could have a significant effect on the price of the Company’s shares.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 8, 2007 there were share purchase options outstanding allowing the holders of these options to purchase 4,356,691 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 370,541 shares of common stock.  Directors and officers of the Company hold 3,781,691 of these share purchase options.  An additional 575,000 share purchase options are held by employees and consultants of the Company.  Directors and officers hold 29,500 of the share purchase warrants. An additional 10,000 share purchase warrants are held by employees of the Company. Given the fact that as of March 8, 2007 there were 44,066,047 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

No Proven Reserves

The properties and prospects in which the Company has an interest or the properties in which the Company has the right to earn an interest are in the exploratory stage only, are without a known body of ore and are not in commercial production. If the Company does not ultimately find a body of economically recoverable ore, it would either have to acquire additional exploration projects, or terminate is operations.

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin also serves as a director of Motapa Diamonds Inc. James E. McInnes also serves as a director and President of Williams Creek Explorations Limited and Horseshoe Gold Mining Inc. John D. (Jack) McCleary also serves as a director of Santoy Resources Ltd. Joseph Montgomery also serves as a director of Abitibi Mining Corp., Sedex Mining Corp., Anglo Minerals Ltd., Comcorp Ventures Inc., Klondike Gold Corp., Amador Gold Corp. and Golden Chalice Resources Inc. Gerald G. Carlson also serves as a director, President and CEO of Copper Ridge Explorations Inc., director of Nevada Star Resource Corp., Chairman of IMA Exploration Inc., director of Dentonia Resources Ltd., and director of Janina Resoures Limited. Barry W. Smee also serves as a director of Platinum Group Metals Ltd.  These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. In Fiscal 2007, the Company has taken out an accidental death insurance policy on Duane Poliquin and is applying for the same for Morgan Poliquin.  However, the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

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

The Company was created by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd., effective December 31, 2001.  The Company operates under the laws of the Business Corporations Act (British Columbia).

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

At December 31, 2006, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993.

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

Company’s Principal Properties

The Company has five principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), (2) the Skoonka Creek gold prospect in Canada (49% interest), (3) the Caballo Blanco gold, silver, copper prospect in Mexico (100% interest subject to a sliding scale NSR), (4) the Tuligtic copper, gold prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Pinnacle Mines Ltd.), and (5) the Viky silver, lead, zinc prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Apex Silver Mines Limited).

The El Pulpo copper, gold prospect in Mexico was sold to Ross River Minerals Inc. during Fiscal 2005.

Company’s Secondary Properties

The Company’s secondary property interests include the Ram prospect in Canada (100% interest subject to a 70% earn in right by Ross River Minerals Inc.), the ATW diamond prospect in Canada (50% share interest = net 37.5% property interest), the Rock River Coal project in Canada (50% interest), the MOR and Tim prospects in Canada (100% interests), the Nicoamen River  prospect in Canada (100% interest subject to a 60% option agreement earn in right by Tanqueray Resources Ltd.), the Merit and Brookmere prospects in Canada (100% interest subject to a 60% option agreement earn in right in either or both of the prospects by Williams Creek Explorations Limited), the Logan property in Canada (40% net carried interest to production), the Fuego prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Horseshoe Gold Mining Inc.), the San Carlos prospect in Mexico (consists of the San Carlos concession (100% interest) and  the San Jose claim (100% interest), the Yago prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Consolidated Spire Ventures Ltd.), the Bufa prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Lincoln Gold Corp.), the Campanario prospect in Mexico (100% interest subject to a 60% earn in right by Consolidated Spire Ventures Ltd.) and the Tropico prospect in Mexico (40% interest).

The PV prospect in Canada was sold to Consolidated Spire Ventures Ltd. during Fiscal 2006.

The Company has several other property holdings in Canada, United States and Mexico that are not considered either principal or secondary properties.  The category of properties may change with exploration results.

The Company entered into a joint venture agreement in Fiscal 2002 with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico. During Fiscal 2006, the agreement was terminated.

The Company also entered into a joint venture agreement in Fiscal 2005 with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to undertake a regional grassroots exploration program for base metal deposits over a selected area in Mexico. In addition to the exploration joint venture, JOGMEC may earn a 51% or 60% interest in the Santa Isabela property.

Business Overview

PRINCIPLE PROPERTY INTERESTS IN CANADA

“MAP 1 - CANADA”

The Elk Property – Canada

“MAP 2 - ELK”

The Elk Property contains a known mineral deposit but all current work by the Company on the property is exploratory in nature.

Option to Acquire Interest

Initial staking was undertaken in November 1986 with additions in 1987, 1988, 1989 and 2006.  A block comprising 72 units was optioned in October 1988. The Siwash North mining lease was issued in September 1992. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for the Company’s predecessor (“Fairfield”) until April 1995 when Fairfield assumed operations.  Fairfield merged with Almaden Resources Corporation in February 2002 and the claims were transferred to the amalgamated company Almaden Minerals Ltd.

Expenditures to Date

During Fiscal 2006, the Company incurred $1,716 in staking and $1,376,941 in exploration costs, primarily on a diamond drill program on the property ($699,142), professional/technical services ($157,558) and geology and engineering ($168,892).  As at December 31, 2006, the Company had deferred costs of $4,737,735 on this property.

Location and Access

The Elk Property consists of 28 contiguous mineral claims comprising 783 cells plus a 15 hectare mining lease located 40 kilometers west of Peachland, British Columbia in the Similkameen Mining Division.  The claims were converted to the new computer based cell system in July and August of 2005.

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

Surface diamond drilling totalling 6946.34 meters in 88 holes was completed on the Siwash mining lease during 1996.  Detailed drilling was carried out in the area of the proposed Phase 5.5 open pit at approximately 20 meter centers.  Five holes were drilled in the Deep B area down dip from the existing underground development.  A new vein, known as the WD zone was outlined by 25 holes.  A soil geochemistry anomaly in the Gold Creek West area was examined with five drill holes.

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

The 2004 diamond drill program in the Siwash Gold Mine area was completed in early November for a total of 10265 meters of NQ drilling in 44 holes. The program extended the known perimeter of the WD zone 150 metres to the east and 100 meters downdip in 50 meter step-outs.  Seven holes were drilled into the B zone to test a southwest shoot to depth and to fill in between existing 50 meter intercepts below the existing mine workings.  Four holes were drilled to test the Bullion Creek zone over a 100m strike length.  All completed holes intersected the projected zones.  Two holes were abandoned due to poor ground conditions. Geological interpretation and re-assaying was completed and a summary of composited drill results greater than 10 gm/t-meter Au is listed below.

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

Water sampling from eight sites around the mine area has been carried out since 1991 to determine changes in element concentrations due to mining and exploration activities.  Metal levels in the major creeks have remained well within guideline limits though some minor increases in Cu and Zn have been noted in the sumps and minor creeks in the immediate minesite area.  Benthic invertebrate studies were carried out during 2003, 2004 and 2006 which determined that invertebrate populations have not been significantly effected.

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

The 2006 program consisted of 8,873 meters of diamond drilling in 58 holes.  This program focused on testing the near surface continuity and grade of the WD vein, increasing the density of drill hole intersections to 25 by 50 meters to approximately 100 meters below surface. The vein was intersected in all holes and now has been drill tested along strike for 730 meters and down dip for 450 meters.

Also as part of the 2006 program, seventeen holes were drilled on the B Zone. Four of these holes tested the zone at depth and the remainder the area below and to the east of the open pit.

Four holes tested the Siwash East zone located 2 kilometres of the minesite.  Quartz veins adjacent to a steeply dipping andesite dyke were intersected but no significant gold results were returned from sampling.

Assaying has been completed and a summary of composite drill results greater than 10 gram-meters gold is listed below. True widths are based on core to vein angles.

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Gold (oz/t)	Silver (oz/t)	Gold (g/t)	Silver (g/t)
SND06451	20.49	20.79	0.30	0.30	0.418	0.087	14.33	2.98
SND06453	168.12	168.42	0.30	0.26	0.869	0.612	29.79	20.98
SND06454	184.18	184.48	0.30	0.30	2.932	5.746	100.53	197.01
SND06456	178.15	178.45	0.30	0.28	0.871	0.671	29.86	23.01
SND06459	181.25	181.55	0.30	0.28	0.316	0.700	10.83	24.00
SND06461	58.52	58.82	0.30	0.28	0.547	0.146	18.75	5.01
SND06462	299.31	299.81	0.50	0.48	2.125	0.642	72.86	22.01
SND06463	328.99	329.49	0.50	0.47	0.724	1.167	24.82	40.01
SND06463	329.49	329.99	0.50	0.43	0.618	0.467	21.19	16.01
SND06464	139.03	139.28	0.25	0.22	0.403	0.204	13.82	6.99
SND06467	88.92	89.26	0.34	0.31	1.158	2.100	39.70	72.00
SND06467	91.45	91.91	0.46	0.25	0.342	0.671	11.73	23.01
SND06468	120.67	121.27	0.60	0.23	0.525	1.896	18.00	65.01
SND06469	25.72	26.18	0.46	0.45	0.325	1.837	11.14	62.98
SND06470	81.55	81.85	0.30	0.26	0.448	0.437	15.36	14.98
SND06471	86.58	86.91	0.33	0.32	0.421	0.437	14.43	14.98
SND06472	43.03	43.63	0.60	0.52	2.232	7.233	76.53	247.99
SND06472	102.90	103.20	0.30	0.29	0.865	0.612	29.66	20.98
SND06473	112.75	113.08	0.33	0.23	0.442	0.962	15.15	32.98
SND06473	143.37	143.67	0.30	0.24	0.394	0.175	13.51	6.00
SND06475	129.10	129.51	0.41	0.35	0.361	1.721	12.38	59.01
SND06477	26.31	26.70	0.39	0.30	1.315	1.896	45.09	65.01
SND06479	75.65	76.01	0.36	?	0.622	0.904	21.33	30.99
SND06481	63.53	63.83	0.30	0.25	2.418	2.100	82.90	72.00
SND06486	45.03	45.33	0.30	0.27	0.904	1.662	30.99	56.98
SND06487	83.58	84.23	0.65	0.44	0.352	2.333	12.07	79.99
SND06493	74.78	75.40	0.62	0.34	0.311	0.904	10.66	30.99
SND06499	114.06	114.44	0.38	0.25	1.438	2.800	49.30	96.00
SND06501	173.72	174.07	0.35	0.32	0.378	0.787	12.96	26.98
SND06502	42.66	42.96	0.30	0.26	0.370	0.262	12.69	8.98
SND06502	71.91	72.21	0.30	?	2.015	3.412	69.09	116.98

 Note:

m signifies meters; g/t signifies grams per tonne; oz/t signifies ounces per ton.

The qualified person and supervisor for the 2006 exploration drill program is Wojtek Jakubowski, P. Geo., an employee of Almaden. All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of Almaden’s ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

Almaden’s management is reviewing the results of the 2006 drilling and conducting an extensive review of the deposit’s geological interpretation. Scoping study level work is being undertaken to determine possible mine planning parameters and economics to be used in pre-feasibility studies.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company’s program for Fiscal 2007 includes completing the deposit model, updating the resource calculation and undertaking a block model and scoping study at a budgeted cost of $50,000, following which further budgeting may be required.

The Skoonka Creek Prospect – Canada

“MAP 3 – SKOONKA CREEK”

The Skoonka Creek (formerly “Sam”) Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The initial staking of 43 claim-units (1,075 hectares) was undertaken in late 2003. During 2004, further staking expanded the prospect to 140 claim-units (3,500 hectares).  During 2005, a closely adjacent SAMS (Sam South) block comprising 300 BCGS grid cells (~6,190 hectares) were acquired via the new BC Minerals Titles Online system and all  of the former legacy (SAM 1-16) claims were converted to new BCGS electronic grid cell tenures resulting in a total land area of 10,190 hectares.  All of the claims are 100% owned by the Company.

In Fiscal 2005, the Company executed an option agreement with Strongbow Exploration Inc. (“Strongbow”), whereby Strongbow could earn an initial 51% interest in the prospect by issuing to the Company 600,000 shares and completing exploration expenditures of $2,000,000 prior to December 31, 2008.  Strongbow could have increased its interest to 60% by spending an additional $2,000,000 and issuing a further 400,000 to the Company over the ensuing two years.  During Fiscal 2006, Strongbow completed earn-in requirements.  The Secondary Option to earn an additional 9% was terminated.  A formal joint venture agreement will be negotiated.

Expenditures to Date

During Fiscal 2006, the Company incurred $226,793 in exploration costs, primarily on drilling ($201,367).  The value of securities received pursuant to the option agreement with Strongbow was $237,000. As at December 31, 2006, the Company had deferred costs of $22,798 on this prospect.

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

During 2005 Strongbow expended $668,000 on exploration at Skoonka Creek which consisted of regional and detailed soil geochemical surveys, geological mapping, prospecting and recon rock/silt sampling, ground geophysical surveys, further hand trenching and initial core drilling on the JJ mineral structure and additional nearby geochemical/geophysical targets (Eleven NQ core holes totalling 1258.4 metres of drilling). The 2005 program generated 29 silt, 224 recon rock grab, 29 trench rock channel, 3588 grid soil, and 824 drill core samples.  All of the samples were tested for 28 elements by geochemical (ICP or AA) analysis at Global Discovery Laboratories in Vancouver, B.C.  Samples that returned gold analyses of greater than 0.2 g/t (and greater than or equal to 0.1 g/t later in the season) were subsequently fire assayed for gold, and those with moderate or high gold grades were additionally subjected to metallic screen assays.

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

During 2006, Strongbow conducted regional and detailed soil geochemical surveys, geological mapping, prospecting, ground geophysical surveys and diamond drilling on the prospect.  The program generated 1,500 rock and 4,500 soil geochemical samples.  Work was carried out on a number of showings discussed below.

The JJ prospect has a strike length of 700 metres and drill tested epithermal gold mineralization to a depth of at least 250 metres.  A ground geophysical survey was carried out.

The Discovery-Backburn Trend is a 3,000 metre long corridor containing a number of mineral showings (Discovery, Backburn, Deadwood, Ember and Zebra).  It is located 3,000 metres northeast of the JJ prospect and contains a gold in soil anomaly, characterized by clay and silica altered andesitic fragmental rocks.

The Backburn showing is an area 1,100 metres by 300 metres containing anomalous gold values in soil.  A ground geophysical survey was carried out on the Backburn showing.  Rock chip and soil samples were collected in this area.

The Ember showing is a 97 metre long quartz vein and breccia system, located at the southern end of the Discovery-Backburn trend.  A ground geophysical survey was carried out on the Ember showing.  Rock chip and soil samples were collected in this area.

The Deadwood showing is a 200 metre long zone in which closely spaced quartz veins are found within andesitic volcanic rocks.  Strongbow collected 105 rock grab and chip samples from this zone.  A detailed ground magnetic survey was also completed.  The Deadwood showing is located at the western end of the Discovery-Backburn Trend.

The Zebra showing is an 1,100 metre by 700 metre area in which elevated gold values have been detected in soil and bedrock samples.

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

Quartz hosted gold and lesser silver mineralization have been identified in widely scattered float occurrences, and in two major vein showings. All of these occurrences exhibit compositions and classic textures typical of low sulphidation epithermal veins and breccias. The styles of mineralization include massive multiphase vein, multistage breccia, stockwork veinlet, and pyritic silica-carbonate replacement of hostrock.  Disseminated pyrite and specular hematite also occur in both quartz matrix and hostrock clasts at the Discovery Showing.  Fluid inclusion studies of two vein rubble samples from the discovery area have reported formation temperatures in the range of <200oC to 210oC, indicating minimal erosion of the epithermal system at this site.

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

During 2006, Strongbow completed a 4,546 metre diamond drill program, targeting the JJ prospect and the Discovery showing.  4,056 metres in 18 holes were completed on the JJ prospect, testing its depth to 250 metres and strike length to 700 metres.  490 metres in three holes were drilled on the Discovery showing, located 3,500 metres north of the JJ prospect.  Each hole intersected alteration and quartz breccia zones displaying epithermal vein textures typical of low sulphidation epithermal systems.

Recent Drilling Results

Strongbow reported the results from the autumn drill program in a news release dated January 15, 2007.  The six-hole, 2,000-metre program tested the JJ vein system to depth. A 20-centimetre-to-25-centimetre well-developed quartz vein was encountered in the final two drill holes of this program. Drill holes SC-031 and SC-032, collared at the same setup and azimuth, returned assays of 16.3 g/t gold (Au) over 0.23 m and 17.0 g/t Au over 0.5 m, respectively at depths of 120 m and 130 m downdip from surface. The vein was encountered 175 m along strike to the west of highlight drill hole SC-008 that had previously returned 20.2 g/t Au over 12.8 m. This drilling program confirmed that the vein remains open downdip and along strike and indicates that well-developed epithermal veins are located at depth within the JJ area.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned 2007 exploration program with all work being conducted by Strongbow which is the operator of the project.  Strongbow has advised that it plans to carry out further ground geophysics and drilling at the JJ prospect and Zebra showing in 2007 and a work plan and budget is currently being developed.

PRINCIPAL PROPERTY INTERESTS IN MEXICO

“MAP 4 - MEXICO”

The Caballo Blanco Prospect - Mexico

“MAP 5 - CABALLO BLANCO”

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

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 shares of its stock and pay U.S.$668,500 plus value added tax by March 6, 2007 (amended) which issue and payment have been made. The underlying owner would also receive a NSR of 2.5% to 1% (“sliding scale NSR”) based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax.

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a

60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.  During Fiscal 2006, Comaplex completed the earn-in requirements.  In February 2007, the Company acquired Comaplex’s 60% option interest for U.S.$1,250,000 and made the final payment of U.S.$210,000 plus value added tax to the underlying owner.  The Company now holds a 100% interest in the property subject to the sliding scale NSR.

Expenditures to Date

During Fiscal 2006, the Company incurred $80,040 in acquisition and $21,285 in exploration costs, primarily on the payment of Mexican mining taxes ($10,501) and professional/technical services ($9,013). The Company recovered $91,762 of acquisition and exploration costs from Comaplex.  As at December 31, 2006, the Company had deferred costs of $552,518 on this prospect.

Location and Access

The Caballo Blanco project, consisting of mineral concessions, currently comprising about 8,200 hectares, is located in the state of Veracruz about 75 kilometres northwest along the Pan American highway in eastern Mexico from the city of Veracruz.

Infrastructure

The prospective areas of the prospect are all located within 10 kilometres of a paved highway and Mexico’s only nuclear power plant.  Veracruz, located 75 kilometres south of the prospect, is a large and well serviced city.

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

Comaplex started building roads for drilling in mid 2004 but experienced difficulty with construction on the Northern Zone.  In November 2004, Comaplex started a 3000 metre drill program to test the Central Grid, Highway and Northern zones of the prospect, the centres of which are located roughly 7 kilometers apart. Drilling was carried out by Comaplex in both 2005 and 2006.

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

During 2006, Comaplex completed 743.8 meters of drilling in three holes (CB06-01, CB06-02 and CB06-03).  All three holes were collared in the vicinity of the 2005 drilling, on the top of Cerro la Cruz of the Northern Zone. Two of the holes (CB06-01 and CB06-02) were drilled to test higher grade surface gold mineralization on the south-west and south-east ridges of the summit.  Drillhole CB06-03 was collared approximately 100 meters north on the summit ridge of the Cerro La Cruz target and angled towards the highly anomalous gold mineralization in last year’s hole CB05-03 (2.6 g/t gold over 32 meters). Hole CB06-01 intersected 92.65 meters averaging 1.0 grams per tonne from 116 meters depth to the end of the hole (206.65 meters) at which depth the hole was lost due to poor drilling conditions. This intersection included 28.65 meters from 178 meters depth to the end of the hole which averaged 1.8 grams per tonne gold, 18 meters from 178 to 196 meters that averaged 2.3 grams per tonne gold and 8 meters from 186.0 to 192.0 meters averaging 3.7 grams per tonne gold. Hole CB06-01 averaged 0.7 grams per tonne gold over its entire 206.65 meter length. Hole CB06-02 was completed to a depth of 301.14 meters and intersected highly anomalous, but sub 1 gram per tonne gold values which included a 222 meter interval from surface to 222 meters that averaged 0.25 grams per tonne gold.  Intervals reported are drill intercepts, rather than calculated true widths.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
CB06-01	0	206.65	206.65	0.7
Including	116.00	206.65	92.65	1.0
Including	178.00	206.65	28.65	1.8
Including	178.00	196.00	18.00	2.3
Including	186.00	192.00	8.00	3.7
CB06-02	0	222.00	222.00	0.2
CB06-03	0	230.00	230.00	0.8
Including	0	144.00	144.00	1.0
Including	0	76.00	76.00	1.7
Including	12.00	66.00	54.00	2.0
Including	36.00	62.00	26.00	2.5

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company’s program for Fiscal 2007 includes an induced polarization geophysical survey and a geochemical soil sampling program currently underway on the Northern Zone at a budgeted cost of U.S.$200,000.

The Tuligtic Prospect – Mexico

“MAP 6 – TULIGTIC”

The Tuligtic (formerly “Santa Maria”) prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

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

During Fiscal 2006, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”). To earn a 60% interest, Pinnacle must incur exploration expenditures totalling U.S.$6,000,000 and issue 1,000,000 shares to the Company within six years.

Expenditures to Date

During Fiscal 2006, the Company incurred $133,102 in exploration costs on this prospect, primarily on geochemistry ($40,073) and professional/technical services ($34,549). The value of securities received pursuant to the option agreement with Pinnacle was $94,000. As at December 31, 2006, the Company had deferred costs of $121,022, net of write-downs, on this prospect.

Location and Access

The Tuligtic project is located twenty-one kilometres north of Puebla, Puebla State, Mexico and may be accessed by paved highway from Puebla.  Several other paved and unpaved roads provide access to various parts of the prospect from this highway. The centre of the prospect is approximately latitude 19 degrees 42 minutes North and longitude 97 degrees 52 minutes west.

Infrastructure

All major services are found in Puebla, a major city located roughly one hundred  kilometres to the south west of the prospect.  Labour is available in local towns and villages.  There is good road access throughout most of the area and major power lines also cross the prospect.  A local power line network supplies electricity to villages within the area.

History and Recent Work

Several limited, superficial historic workings exist on the prospect, however their age is unknown. To the Company’s knowledge, no recent work has been carried out on the prospect other than that done by the Company.

In January 2003, a program of geologic mapping, rock, stream silt sampling and induced polarization geophysics was carried out. This program focused on the exposed porphyry intrusive and related skarn bodies but also covered areas of epithermal alteration. Anomalous results were received from rock samples taken from both the porphyry style and epithermal alteration and mineralisation. These results warrant further work. One line of induced polarization geophysics was carried out on the prospect. This work identified a greater than two kilometer wide zone of elevated chargeability response which is coincident with the exposed altered and mineralised intrusive system.

In January and February 2005, a program of further induced polarization geophysics and soil sampling was conducted, further defining the porphyry copper target as an area of high chargeability and elevated copper and molybdenum in soil.

To date 198 chip and grab rock samples have been taken from surface exposures over the entire prospect, including both the porphyry copper-gold and epithermal gold-silver target areas.

Geology and Mineralization

The project covers an area of intensely altered rocks roughly 5 by 5 kilometres in size.  Within this area a field program carried out by the Company identified both a porphyry copper and an epithermal gold target.  The copper porphyry target occurs within K-silicate altered intrusive rocks that intrude deformed limestone which is overlain by intensely altered volcanic rocks. Calc-silicate altered limestone occurs in proximity to the intrusive contacts and is associated with skarn-type copper mineralization.  Multiple phases make up the intrusive body which has been altered and veined.  Stockwork quartz pyrite veining dominates the alteration and is associated with minor copper mineralization.  This alteration is observed to overprint earlier potassic alteration.

An induced polarisation geophysical survey was carried out on one line over the exposed stockwork veined intrusive. A further IP geophysical survey was carried out on eight lines, three kilometres in length, spaced 200 meters apart, and centred over the gullies which have cut through the unmineralised ash deposits and exposed the stockwork veined and copper-gold mineralised intrusive rocks. This survey indicated that the exposed mineralization represents a portion of a much larger intrusive hosted system characterised by an elevated chargeability response anomaly which is open in three directions and increasing in tenor with depth. Soil sampling has returned highly anomalous copper, molybdenum, silver and gold in soil samples over areas where the altered and mineralised intrusive rocks are exposed, and elevated chargeability responses have been recorded at surface. The volcanic rocks, which are exposed roughly one kilometer to the south of the outcropping intrusive are also extensively altered.  The alteration is considered indicative of the upper parts of an epithermal system and includes replacement silicification and sinter, the precipitate or sediment that was deposited from a hot spring.

Quartz-calcite veins with textural evidence of boiling have been identified outcropping in limestone roughly 100 meters beneath the exposed sinter. Initial sampling of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver.  The sinter and overlying altered volcanic rocks are anomalous in Hg, As and Sb.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Pinnacle which is earning its interest in the prospect.

The Viky Prospect – Mexico

“MAP 7 - VIKY”

The Viky Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

The Viky Prospect - Mexico

The Viky Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was discovered in Fiscal 2005 during Almaden’s regional exploration program in Central Mexico and is 100% owned by the Company. The property was acquired through staking, although an undivided 100% interest in three small claims located in the vicinity has subsequently been purchased.

In February 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex must incur exploration expenditures totalling U.S.$5,600,000 and make cash payments of U.S.$1,350,000 to the Company over five years.

Expenditures to Date

During Fiscal 2006, the Company incurred $104,045 in acquisition and $137,668 in exploration costs on this prospect, primarily on geophysics ($23,727), geochemistry ($36,827), professional/technical services ($24,771) and claim maintenance costs ($27,785).  As at December 31, 2006, the Company had deferred costs of $230,918 on this prospect.

Location and Access

The Viky prospect is located in Coahuila State, Central Mexico.

Infrastructure

There is no infrastructure in place on the prospect.

History and Recent Work

During Fiscal 2006, Almaden completed a large program of soil sampling, induced polarization geophysics, prospecting and rock chip sampling on the prospect.  Results from the program identified a broad zone of elevated silver, lead and zinc in soil spatially associated with high induced polarization chargeability values at depth.

Geology and Mineralization

The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The prospect is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Apex which is earning its interest in the prospect.

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

Expenditures to Date

During Fiscal 2006, the Company incurred no costs on this prospect. As at December 31, 2006, the Company is carrying this prospect at $1.

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no information as to any exploration program for Fiscal 2007 proposed by Ross River or Newmont. The claims have expiry dates from December 31, 2013 to December 31, 2019.

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

 Expenditure to Date

During Fiscal 2006, the Company incurred $80,519 in exploration costs, primarily on a drill program ($65,722). $188,879 of exploration costs were written off to operations during the year ended December 31, 2006. As at December 31, 2006, the Company had deferred costs of $100,000, net of write-downs, on this prospect.

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

In the summer of 1992, ATW conducted a limited summer till sampling program for diamond indicator minerals, and contracted an airborne magnetic - electromagnetic (EM) survey of the western half of the property. After optioning the property, KCEI conducted several phases of prospecting, till sampling using sonic and reverse circulation drills, ground geophysical surveys, a small helicopter borne magnetic survey, and limited diamond drilling in two programs that totalled 671metres. This work identified a kilometres long train of diamond indicator minerals in glacial till that was followed east under MacKay Lake. Their work also found one kimberlite body, TR107, which contains no diamond indicator minerals, and therefore can not be the source of the indicator mineral train being followed.

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

Exploration and Drilling Results

Exploration work by KCEI between 1993 and 1998 identified a long diamond indicator mineral train or anomaly in glacial till that extended southeasterly up glacial ice direction.  Several geophysical targets were also identified from an airborne magnetometer-EM survey. In 1994, four geophysical targets were drilled, and one of these, TR-107 intersected a kimberlite body, that was not diamondiferous and did not contain diamond indicator minerals. In January 1998, KCEI informed the Company that the main exploration target on the property was the source of the prominent indicator mineral till anomaly.  This anomaly contains indicator minerals (garnets and chromites) with chemistry from within the diamond inclusion field suggesting the source will be diamondiferous.  This indicator mineral anomaly was been traced to the western edge of MacKay Lake.  Reverse circulation (RC) drilling was carried out on the lake ice in early 1998 followed the till anomaly easterly back up the original direction of glacial ice movement towards the anticipated source location. Thirty-three holes for a total of 390 metres drilled at about 100 metre on three lines were completed to sample the till on the lake bottom. The easterly line has four holes 100 metres apart that had elevated counts pyrope garnets (>5) in the basal till, one of these had a very high count of olivines (>50) with elevated values in three holes. The work thus extended the indicator mineral train but no source area was delimited. In 1999, a sonic drill used to sample the till in a fence of holes across the ice movement direction and 13 holes for a total of 479 metres in a single line were drilled about five kilometres up ice direction from the last previous line of RC drill holes. These were essentially devoid of indicator minerals, and so it was concluded that the source area had been narrowed down to a five kilometre by five kilometre area, and that a potential source for the diamond indicator minerals should be looked for between these two lines of holes.  Analyses were done at KCEI’s Thunder Bay laboratory, an ISO Guide 25 facility.

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

In early 2006, a planned 77 hole sonic drill program was cut short due to adverse weather and the early closure of the winter ice road required for prospect access.  Eight holes were completed during the program and no significant results reported.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007.  The Company plans for a detailed sonic drill program to define the source of the indicator mineral train for future diamond drill testing to be carried out in Fiscal 2008.

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

Expenditures to Date

During Fiscal 2006, the Company advanced $19,190 towards a drill program and paid its portion (50%) of the third year lease deposit of $18,770, all of which was written off to operations.  As at December 31, 2006, the Company had deferred costs of $39,339 on this prospect.

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007. The Company is required to file a statement of work or remit fees based on $0.05 per acre in year one, $0.10 per acre in year two and $0.20 per acre in year three.  The licenses expire on July 30, 2007.  The Company intends to renew the licenses.

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

Expenditures to Date

During Fiscal 2006, the Company incurred $4,131 of costs on this prospect which were written off to operations. As at December 31, 2006, the Company had deferred costs of $31,524 on this prospect.

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

The 2000/2001 auger sampling provided for better overall definition of the main mineralized trend, and revealed blind mineralization at two widely separated locations within this trend.  Weathered and decomposed bedrock samples from the new showings, which may represent different felsic horizons than any previously sampled, yielded anomalous base and precious metal values as shown in the following table:

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007.  The claims are in good standing until April 29, 2012 through to April 29, 2015.

The Tim Prospect - Yukon Territory

The Tim Prospect is without known reserves and all work done by the Company’s predecessor (“Fairfield”) on the prospect has been exploratory in nature.  No work has been conducted on the prospect since 1988.

Option to Acquire Interest

The Company owns a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

Expenditures to Date

During Fiscal 2006, the Company incurred $2,939 of costs to maintain this prospect which were written off to operations.  As at December 31, 2006, the Company is carrying this prospect at $1.

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

Soil geochemical surveys have outlined two large coincident silver (Ag) - lead (Pb) - zinc (Zn) anomalies measuring approximately 1500 metres long by 300 metres wide. Within these anomalous areas trenching has exposed two zones of Ag-Pb-Zn bearing oxide mineralization.  The main or North Zone has been traced over a strike length of 1000 metres.

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

Drilling Results

No drilling has been conducted to date.

Planned Work Program - Fiscal 2007, Ending December 31, 2007

The Company has no work program planned for Fiscal 2007.

The Nicoamen River Prospect – Canada

The Nicoamen River Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Nicoamen River claim group comprises about 1,945 hectares (19.5 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

In Fiscal 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”). To earn a 60% interest, Tanqueray must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

Expenditures to Date

During Fiscal 2006, the Company incurred $265 in acquisition and $14,120 in exploration costs on this prospect, primarily on professional and technical services ($9,140). The value of securities received pursuant to the option agreement with  Tanqueray was $25,000. As at December 31, 2006, the Company had deferred costs of $38,050 on this prospect.

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

The 2005 program generated an additional 20 rock, 7 silt, and 827 soil samples.  All of the samples collected to date (2003-2005) have been tested for 36 elements, by Acme Analytical Laboratories Ltd. in Vancouver, B.C.

The rock sample results have identified several gold bearing quartz float occurrences, and insitu gold-quartz vein mineralization along a major NNW - trending fault structure.  The initial grid soil sampling has outlined a main multi-element geochemical anomaly measuring 800 metres by 2000 metres in the Discovery area.

Tanquerary reported to the Company that detailed soil geochemistry conducted in 2006 over sections of the previous soil grid identified five large gold in soil anomaly clusters that will require ground truthing, by prospecting, mapping and excavator trenching.  Ground geophysics was also completed.

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

Drilling Results

No drilling has been carried out on the prospect.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Tanqueray which is earning its interest in the prospect.

The Merit and Brookmere Prospects – Canada

The Merit and Brookmere Prospects are without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Merit claim group comprises about 1,906.6 hectares (~19 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

The Brookmere claim group comprises 17,114 hectares and was acquired by staking during 2005 and is 100% owned by the Company.

Expenditures to Date

During Fiscal 2006, the Company incurred $17,648 in exploration costs on the Merit prospect of which $16,574 was recovered from Williams Creek.  The value of securities received pursuant to the option agreement was $29,200.  As at December 31, 2006, the Company had deferred costs of $62,440 on this prospect.

During Fiscal 2006, the Company incurred $6,157 in acquisition and $41,125 in exploration costs on the Brookmere prospect. The Company recovered $55,127 from Williams Creek, including administration fees. The value of securities received pursuant to the option agreement was $7,300.  $14,028 was included in income from mineral property options.  As at December 31, 2006, the Company is carrying this prospect at $1.

Location and Access

The prospect is readily accessible by road, 30 kilometres west of Merritt, British Columbia.

History and Recent Work

Pre-acquisition work to September 2004 consisted of prospecting and recon geochemical sampling, based on follow-up of earlier government (BC-RGS) and Company-generated regional gold stream sediment anomalies.  This program generated 71 rock, 56 silt, and 16 soil samples.  Following initial claim staking, in September-

October 2004, further similar work was carried out which generated an additional 28 rock and 109 soil samples.  All of the samples were tested for 36 elements, by Acme Analytical Laboratories in Vancouver, BC.

During 2005 the initial (legacy) claims were converted to electronic (BCGS) grid cell claims, and two additional new cell claims were acquired resulting in a land area expansion from about 1700 hectares to the current 1906.6 hectares on the Merit prospect.  The 2005 exploration program comprised further prospecting and recon rock/soil geochemical sampling, a property wide grid soil geochemical survey, limited geological mapping and hand trenching in two mineralized areas – Sullivan Ridge and West Zone.  This work generated 1,081 soil and 58 rock samples, all of which were tested for 36 elements by Acme Analytical Laboratories in Vancouver, B.C.  A few selected trench rock samples were also fire assayed for gold and silver, at the same facility.

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

During 2006, Williams Creek conducted prospecting and stream sediment sampling on the Brookmere prospect and a geological mapping and soil sampling program on the Merit prospect.

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

The nature of the alteration and mineralization found to date at Discovery Hill, Sullivan’s Ridge and West zones, including the presence of high mercury and barium values, suggests that these zones may represent the upper part of an epithermal system.

Brookmere has similar geology to the Merit prospect. During Fiscal 2006, a detailed prospecting and stream silt sampling program was carried out on the prospect.  A bedrock source for anomalous values detected has not been located.  The Company is awaiting a report from Williams Creek on the property.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration for Fiscal 2007 with all work being conducted by Williams Creek which is earning its interest in the prospects.

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

Expenditures to Date

During Fiscal 2006, the Company incurred no costs on this prospect. As at December 31, 2006, the Company is carrying this property at $1.

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

In Fiscal 2006 Yukon Zinc conducted an airborne gravity survey of the property. Results have not yet been received by the Company.

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007.  Yukon Zinc Corporation maintains the property in good standing.

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

Expenditures to Date

During Fiscal 2006, the Company incurred $239,528 in exploration costs, primarily on the payment of Mexican mining taxes ($39,391), geochem ($34,816), professional and technical services ($86,126) and travel ($37,495).  The Company recovered $233,036 of exploration costs from Horseshoe. The value of securities received pursuant to the option agreement with Horseshoe was $21,000.  $14,509 was included in income on mineral property options.   As at December 31, 2006, the Company is carrying this prospect at $1.

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

In 2005 and 2006, Horseshoe completed a diamond drill program on the prospect. In all 15 holes were completed for a total of 2,500 meters of drilling. The drilling program intersected banded quartz-adularia veining within broad zones of silicification. The veins are hosted within a package of felsic crystal and lithic bearing tuffaceous volcanic rocks. Zones of silicification and quartz veining were intersected in all 15 holes drilled which were collared along roughly 700 meters of strike length. The most significant assays from the program are tabularized below. Gold and silver values are reported in grams per tonne (g/t) and the intervals are reported in meters (m).

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
Hole 1	6.50	10.00	3.50	0.32	60.0
Including	6.00	6.50	0.50	0.70	180.0
Hole 2	128.07	132.20	6.13	1.00	22.0
Hole 3	74.26	74.65	0.39	4.26	100.0
Hole 4	138.00	141.06	3.06	0.55	9.4
Hole 5	75.04	77.70	2.66	1.10	68.5
Hole 6	77.70	79.46	1.76	0.20	29.3
Hole 7	63.09	63.76	0.67	0.31	27.7
Hole 10	86.30	88.00	1.70	0.24	6.8
Hole 11	89.60	95.00	5.40	0.44	33.8
including	91.00	92.00	1.00	1.38	98.2
Hole 14	97.50	97.80	0.30	0.10	142.0
Hole 14	99.00	100.00	1.00	0.91	84.3
Hole 14	104.98	105.68	2.30	0.54	34.5
Hole 15	115.93	118.05	2.12	0.61	59.4
including	116.60	117.22	0.62	1.06	63.7

Almaden and Horseshoe are encouraged by these results which indicate that the vein system is mineralized over a broad strike and dip extent. Geological, geochemical and petrologic studies carried out on the veins intersected in core indicate that the depths at which the vein has been tested are still quite shallow within the hydrothermal system and relative to where high grades are expected. This is in part due to the vein dipping at a shallower angle than expected. Management of both firms are currently reviewing all the data available in order to better understand these results in anticipation of a follow-up drill program designed to test the vein system at greater depths and to target areas highlighted by this first phase drilling.

In addition to diamond drilling along the known extent of the vein system, a geologic mapping, rock-chip and soil sampling program was carried out in January and February 2006 to better define and extend the understanding of the veining and to identify further veins. The soil sampling program defined a gold, silver and antimony in soil anomaly which extends the known trend of gold mineralization by roughly 500 meters.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Horseshoe which is earning its interest in the prospect.

The San Carlos Prospect – Mexico

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.  The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest

The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The San Carlos claim was acquired directly by staking.  The San Jose claim, initially held under option, was purchased outright in February 2001 for U.S.$100,000 plus a 2% NSR.  These claims surround several small claims totaling 97 hectares which were optioned for a purchase price of U.S.$1,000,000 over six years subject to a sliding scale royalty.  This option was subsequently terminated.

In March 2004, the Company entered into an agreement (the “Hawkeye Option”) with Hawkeye Gold and Diamond Ltd. (“Hawkeye”). In April 2005, the Company signed a revised option agreement with Hawkeye on terms whereby Hawkeye could have earned a 51% interest in the project by paying C$45,475 representing past obligations, issuing a total of 1,250,000 shares to Almaden by April 2008 and incurring exploration expenditures of U.S.$2,000,000 by March 15, 2008 (amended).  During Fiscal 2006, Hawkeye terminated its option.

Expenditures to Date

During Fiscal 2006, the Company incurred $79,788 in exploration costs, primarily on the payment of Mexican mining taxes ($70,330).  The Company recovered $33,801 of exploration costs from Hawkeye.  As at December 31, 2006, the Company had deferred costs of $41,520, net of write-downs, on this prospect.

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

Hawkeye work

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

Hawkeye commenced a drill program in December 2005, which was completed in March 2006.  In total, 950 metres were diamond drilled in six holes on the prospect.  Drill sample assays were completed by Acme Laboratories of Vancouver and no significant results were reported.

On the basis of the drill results, Hawkeye terminated its option agreement with the Company.  Hawkeye’s geological testwork and drilling examined approximately 25% of the prospect.

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

Detailed mapping and sampling by Aurcana of the La Begonia workings identified a skarn-breccia complex measuring approximately 50 metres by 250 metres. The highly porous and permeable nature of the breccia has permitted oxidation and supergene processes to take place. Within the heavily oxidized, sulphide poor skarn-breccia area, average assay values for continuous channel samples (2 m lengths) were taken. Underground mapping and sampling was also conducted on the Santa Elena Mine, approximately two km north of La Begonia, however access was limited to two stopes due to a high water level in the main access tunnel. While the geological setting at the Santa Elena Mine is similar to La Begonia, the Santa Elena Mine has a lower gold content. It appears that most of the past mining and development was from the oxide horizon. Mapping of the underground workings combined with surface observations identified what appears to be an important structural orientation in the southern portion of the San Jose area. It appears that the gold-copper bearing breccia bodies have formed along north-east trending zones which coincide with several trends identified from results of a soil geochemical survey conducted in late 2001. The significance of this controlling structure and the coincident geochemical trends is the potential to discover additional high-grade breccia-skarn bodies on the property still held.

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

Hawkeye has informed Almaden that its 2005/2006 drill program was designed to test for both CRD and skarn type mineralization.  The drill program reported no significant results.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned Fiscal 2007 exploration program.  The Company is seeking a joint venture partner for this prospect.

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

In February 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire has to incur exploration expenditures of U.S.$3,500,000 and issue 800,000 shares to the Company over five years.

Expenditures to Date

During Fiscal 2006, the Company incurred $45,932 in acquisition and $48,805 in exploration costs on this prospect, primarily on the payment of Mexican mining taxes ($38,192), all of which were written off to operations. As at December 31, 2006, the Company is carrying this prospect at $1.

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

In July 2000, Fairfield began a diamond drilling program on the southern part of the property. Progress was very poor.  Drilling commenced with two holes on the Guadalupe vein that would be the most difficult to access if the rainy season were to start early.  Hole one did not reach its objective and the core barrel was lost in the hole.  Hole two was completed to the planned depth.  The program was then terminated.  Although the first hole did not reach its targeted vein, another vein was intersected. The projected vein in hole two was also intersected where expected.  No significant assays were returned from these holes.

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Spire which is earning its interest in the prospect.

The Bufa Prospect - Mexico

The Bufa (formerly “Guadalupe”) Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

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

In Fiscal 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”). To earn a 60% interest Lincoln must incur exploration expenditures of U.S.$3,000,000 and issue 450,000 shares to the Company over five and a half years.  If production is achieved, Lincoln must then issue an additional 100,000 shares to the Company. All shares issued will be Restricted Securities under the U.S. Securities Act 1933 and all certificates representing the shares will be endorsed with legends confirming their status as restricted securities.  In Fiscal 2007, the Company renegotiated the agreement with Lincoln.  To earn a 60% interest Lincoln must now incur exploration expenditures of U.S.$3,500,000 and issue 1,550,000 shares to the Company over four years.

Expenditures to Date

During Fiscal 2006, the Company incurred $3,070 in exploration costs on this prospect of which $2,623 was recovered from Lincoln.  The value of securities received pursuant to the option agreement with Lincoln was $19,120.  $9,732 was included in income on mineral property options.  As at December 31, 2006, the Company was carrying this prospect at $1.

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

A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters with an aggregate length of all veins mapped of 3.9 kilometers. Over 1.6 kilometers of this vein strike length, widths vary from 30 centimetres to 7.8 meters in true thickness. To date 47 chip samples have been collected from 33 locations along this section of the vein system.

In 2006, Lincoln completed a soil survey on the prospect, in addition to aerial photography, which will be used to construct topographic base maps for geological use.  The soil survey covered an area 1600m long and 500m wide.  Eight separate gold in soil anomalies were detected through the soil sampling and follow up work is being planned.

Geology and Mineralization

The La Bufa vein is a banded, brecciated, low-sulphidation, epithermal quartz vein that is crosscut by a series of en echelon veins varying in length from 30 centimetres to 7.8 metres true thickness.  The veins are variably mineralized with pyrite, hematite and limonite.

Exploration Results

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Lincoln which is earning its interest in the prospect.

The Campanario Prospect – Mexico

The Campanario Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was acquired directly by staking and is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  In November 2005, the Company entered into an agreement with Consolidated

Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire incur exploration expenditures of $3,500,000 and issue 500,000 shares to the Company by April 30, 2011.   In April 2006, the Company and Spire agreed to extend the time for performance of the Initial Expenditures from April 30, 2006 to October 31, 2006.  In January 2007, the Company and Spire agreed to further extend the time for performance of the Initial Expenditures from October 31, 2006 to April 30, 2007.

Expenditures to Date

During Fiscal 2006, the Company incurred $20,363 in exploration costs on this prospect, primarily the payment of Mexican mining taxes ($9,449). The value of securities received pursuant to the option agreement with Spire was $32,000 and $16,773 was recovered from Spire. As at December 31, 2006, the Company had deferred costs of $28,757 on this prospect.

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

Geology and Mineralization

The property covers several ridges where outcrop and subcrop of a breccia body has been identified. The breccia consists of fragments of various rock types but dominated by fine-grained quartz-feldspar porphyry clasts that are variably sized and shaped. The fragments are silicified, adularised, clay altered and quartz-veined. The matrix of the breccia consists of quartz and pyrite and the breccia itself is extensively crosscut by a stockwork of pyrite-bearing quartz veining. The breccia body has been traced in outcrop to be at least 150 by 150 meters in size however, float of breccia material suggests that the body or bodies of breccia may encompass a much larger area.

Exploration Results

To date only a very preliminary exploration program has been carried on the prospect.  Spire completed a further program of rock and soil sampling and geologic mapping and an induced polarization (IP) geophysical survey in order to better define the breccia zone and the soil anomaly. By reason of delays encountered arising from civil unrest has made access to the prospect to conduct exploratory drilling operation impracticable.  The Company agreed to extend the time for performance of the Initial Expenditures to April 30, 2007.

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned exploration program for Fiscal 2007 with all work being conducted by Spire which is earning its interest in the prospect.

The Tropico Prospect - Mexico

The Tropico Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company’s predecessor (“Fairfield”), through its Mexican subsidiary, acquired the Tropico claims from Minera BHP, S.A de C.V. (“BHP”), a subsidiary of BHP Billiton, for a nominal consideration. The property is subject to a 2.25% net smelter return payable to BHP.

In Fiscal 1999, Fairfield optioned the property to Santoy Resources Ltd. (“Santoy”) who could earn a 60% interest by incurring U.S.$1,000,000 of exploration expenditures and issuing 200,000 shares to the Company. When Santoy’s expenditures had reached U.S.$950,000, the Company agreed to accept 110,000 shares of

Santoy in lieu of the remaining U.S.$50,000 needed to fulfil the work obligation to earn 60% of the project.  Subsequently, the joint venture purchased the Maricela and Tarantula II claims.

Expenditures to Date

During Fiscal 2006, the Company incurred $1,306 of costs on this prospect, which was written off to operations.  Proceeds from the sale of securities were $60,525. As at December 31, 2006, the Company is carrying this prospect at $1.

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

In July 2000 the parties agreed that the Maricela and Tarantula II claims which were acquired by Santoy be included in the agreement.  The claims adjoin the Tropico claims to the south.

In 2001 Santoy carried out line cutting geochemical rock and soil sampling, geological mapping, and geophysical surveys.  Favourable results from this work resulted in a 1,500 metre trenching program.

Based on trenching results, Santoy planned further trenching and drilling. Subsequent trenching, drilling, geophysics, geochemical, and geological work were financed by Sumitomo with Santoy acting as operator. After Sumitomo dropped its option on the project, the joint venture dropped the Tropico claims and maintained the Maricela and Tarantula II claims.

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

The Maricela and Tarantule II claims are underlain by the same mafic intrusive complex that Santoy has been exploring on the adjoining Tropico claims.  Results from previous geological mapping and chip sampling, along with grid soil geochemistry and geophysical surveying have outlined a one kilometre wide copper-gold-silver mineralized pyroxenite unit that can be traced for a strike length of 2.5 kilometres

Exploration and Drilling Results

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

A second phase of exploration was completed in October of 2002.  A further four trenches were completed within the Maricela area, bringing the total number of trenches in this area to sixteen. Following this trenching program a second phase of drilling was carried out totaling 1,554 meters in 10 diamond drill holes. Five of these holes tested a 1,100 meter long section of the mafic complex, including the Maricela area. Three holes tested a portion of the projected hangingwall contact area between massive pyroxenite and megacrystic gabbro in the Maricela area. Limited induced polarization work and a further three holes were drilled early in 2003, no significant values were encountered.

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

Planned Work Program – Fiscal 2007, Ending December 31, 2007

The Company has no planned Fiscal 2007 exploration program.  The Company and Santoy are seeking a joint venture partner for this prospect.

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

During Fiscal 2006, Spire completed the earn-in requirements and the Company sold its remaining interest for a total of 3,000,000 shares of Spire, 2,000,000 shares issuable immediately and 1,000,0000 shares in one year, a 2% NSR and 1,000,000 shares on start of production.

Japan Oil, Gas and Metals National Corporation Joint Venture - Mexico

On July 29, 2005, the Company entered into a Letter of Intent and Preliminary Agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”). The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  To keep the joint venture in good standing, JOGMEC must contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional U.S.$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.

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

The road accessible Santa Isabela property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The property covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth, likely identified by a geophysical induced polarization (“IP”) survey conducted which identified elevated chargeability responses, thought to represent sulphides, at depth. Surface sampling of mineralization has returned grades consistent with CRD style mineralization from the districts within the Mexican CRD Belt. The soil geochemical and induced polarization (IP) geophysical surveys defined two broad zones of coincident elevated zinc, lead and silver in soil and high chargeability response at depth.

In 2006, a second, one hole, diamond drill program was initiated. This drill hole (Hole SI-06-01) was designed to test the higher chargeability feature encountered in the 2005 geophysical program. Economic grades were not intersected in the hole drilled, however the geochemical results and the alteration noted is interpreted to indicate that a strong mineralized system exists on the Santa Isabela property. The drilling is considered insufficient to adequately test the system.

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

Since signing the original agreement in May, 2003 to December 31, 2004, the Company and BHP spent U.S.$400,000 on a regional exploration program that covered a large area of Mexico considered prospective for copper-gold deposits. This program resulted in the identification of a smaller area where copper-gold mineralization has been identified that is considered highly prospective for porphyry copper-gold systems. This new smaller area was the area of influence for the joint venture and was the focus of an exploration program that consisted of geochemical stream sediment sampling.

In 2005 the joint-venture agreement was amended and considered a next phase of work, focused on grassroots exploration with Almaden as operator with a budget of a minimum of U.S.$50,000 to be spent. Under the amended agreement, if both Almaden and BHP agreed to acquire any properties discovered, BHP would have had the option to carry out U.S.$750,000 of work on each such property in order to earn a 51% interest in that property. After BHP had completed this expenditure each property would have had a joint-venture phase of exploration during which both Almaden and BHP would contribute U.S.$750,000 for a total of U.S.$1,500,000. If one party failed to contribute to this phase, it would have been diluted to a 2% net smelter return royalty. After this joint-venture stage was completed and if both parties had maintained their interests by funding, BHP could then have elected to earn an additional 19% interest, for a total of 70% in each project, by completing a feasibility study not to exceed U.S.$25,000,000 for each project. A final 10% interest could have been earned if BHP funds the property into production.  In 2005, the minimum expenditure was met.

During Fiscal 2006, the joint-venture was terminated.

Item 5.

Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2006, 2005 and 2004 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as presented in Note 16 to the consolidated financial statements included herein.

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

Fiscal 2006 compared to Fiscal 2005

The Company’s operations during the year ended December 31, 2006 (“Fiscal 2006”) produced a net loss of $4,268,775 or $0.10 per share compared to a net loss of $1,095,215 or $0.03 per share for the fiscal year ended December 31, 2005 (“Fiscal 2005”).  The increase in net loss is primarily due to the $2,488,900 non-cash expense of stock-based compensation recognized for stock options granted during the year (2005 - $213,600).  This expense is directly related to, and fluctuates based on, the number of stock option granted during any period.

The Company has no revenue from mining operations. Revenue consists primarily of interest income. Interest income increased significantly during 2006 due to the higher cash balances available for investment. The higher cash balances are mainly the result of share purchase warrants exercised during the year due to an early expiry provision contained in warrants issued in November 2005 which was effected during 2006. The recovery of value-added tax in Mexico is included in other income. The recovery has been inconsistent. Some of the value-added tax recovered in 2006 relates to claims made in the prior year. Not all of the value-added tax claimed in 2006 was recovered in the year. The recovery of value-added tax in Mexico has been steadily increasing although the Company can not be certain this will continue to be the trend.

General and administrative expenses were $1,195,495 during Fiscal 2006 compared to $859,040 during Fiscal 2005.  This increase is due to the increase in insurance premiums to $65,884 during Fiscal 2006 compared to $8,484 during Fiscal 2005 due to the addition of Directors and Officers Liability Insurance required because of increased responsibility under new regulatory requirements and coverage on the Company’s expanded operations.  Professional fees and compliance costs increased to $257,240 and $49,849 respectively during Fiscal 2006 compared to $197,369 and $0 respectively during Fiscal 2005 due to increased regulatory requirements placed upon public companies listed in Canada and the United States. Rent increased to $140,298 during Fiscal 2006 compared to $106,754 during Fiscal 2005 due to an expansion of our premises to accommodate the Company’s increased activities.  Travel and promotion costs increased to $169,649 during Fiscal 2006 compared to $126,030 during Fiscal 2005 due to the Company’s participation in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Precious and Base Metals Investor Conference in New York and the New Orleans Investment Conference.  A trip was undertaken by the President to meet with various fund managers in France and the Company engaged Roth Investor Relations Inc. of New Jersey who organized a presentation to various fund managers and stock brokers in San Francisco. The Company also retained Casey Research for a sponsored profile on the Kitco Casey website during the year.

General exploration costs were $718,191 in Fiscal 2006 compared to $829,415 during Fiscal 2005.  The decrease was due to less regional exploration being undertaken in Mexico.

Income on mineral property options consists of equity securities received pursuant to mineral property option agreements and reflect the excess of the market value at the time of receipt over the carrying value of the property.  In Fiscal 2006, this income reflects the Company selling its remaining 40% interest in the PV prospect to Consolidated Spire Ventures Ltd. for 2,000,000 shares upon signing of the agreement. In Fiscal 2005, this income reflects the Company completing an agreement with Ross River Minerals Inc. to sell 100% of its right, title and interest in the El Pulpo prospect for 2,200,000 shares and the receipt of 850,000 shares of Hawkeye Gold and Diamond Inc. relating to the San Carlos prospect.

Significant non-cash items include the income on mineral property options and the stock-based compensation recognized for stock options granted discussed above and the write-down of interests in mineral properties which fluctuates year to year based on management’s evaluation of the carrying value of each mineral property interest held at that time.  Income on mineral property options was $527,811 in Fiscal 2006 compared to $912,795 in Fiscal 2005. In Fiscal 2006 this income is from the receipt of 2,000,000 shares (value on receipt - $540,250) of Consolidated Spire Ventures Ltd. In Fiscal 2005, this income is mainly from the receipt of 2,200,000 shares (value on receipt - $616,000) of Ross River Minerals Ltd. and the receipt of 850,000 shares (value on receipt - $136,000) of Hawkeye Gold and Diamond Inc.  Write-down of interests in mineral properties during Fiscal 2006 increased to $1,125,334 compared to $567,658 in Fiscal 2005. This write-down is based on managements evaluation of the carrying value of each mineral property interest held. Stock-based compensation during Fiscal 2006 was $2,488,900 as compared to $213,600 during Fiscal 2005.  This expense is directly related to the number of stock options granted during any fiscal year.  During Fiscal 2005, a future income tax recovery of $302,240 in Fiscal 2005 was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.  The future income tax recovery relating to flow-through shares issued during Fiscal 2006 will be recognized when renounced in the first quarter of Fiscal 2007. Reference is made to Note 16(c) of the audited consolidated financial statements of the Company for Fiscal 2006 as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

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

Significant non-cash items include the income on mineral property options discussed above, the write-down of interests in mineral properties, stock option compensation and income tax recovery. Income on mineral property options increased to $912,795 in Fiscal 2005 compared to $104,027 in Fiscal 2004, mainly on the receipt of 2,200,000 shares (value on receipt - $616,000) of Ross River Minerals Ltd. on completion of sale of the El Pulpo property and the receipt of 850,000 (value on receipt - $136,000) pursuant to an amended agreement with Hawkeye Gold and Diamond Inc. relating to the San Carlos property.  Write-down of interests in mineral properties during Fiscal 2005 decreased to $567,658 compared to $903,358 in Fiscal 2004. This write-down is based on managements evaluation of the carrying value of each mineral property interest held. Stock option compensation during Fiscal 2005 decreased to $213,600 as compared to $1,234,783 during Fiscal 2004.  This expense is directly related to the number of stock options granted during any fiscal year.  A future income tax recovery was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.  The impact of this adoption was a future income tax recovery of $302,240 in Fiscal 2005 and 338,400 in Fiscal 2004.  Reference is made to Note 16(c) of the audited consolidated financial statements of the Company for Fiscal 2006 as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

Liquidity and Capital Resources

Fiscal 2006 Ended 12/31/2006

At the end of Fiscal 2006, the Company had working capital of $20,242,376 compared to $9,374,074 at the end of Fiscal 2005 and cash and cash equivalents of $18,796,956 at the end of Fiscal 2006 compared to $7,961,050 at the end of Fiscal 2005.

The significant increase in cash and working capital is due to the closing of three private placement financings for proceeds of $1,968,413 net of share issuance costs and the exercise of share purchase warrants and stock options for proceeds of $11,082,959 and $898,608 respectively during Fiscal 2006. In addition, the market value of the Company’s inventory of gold bullion at the end of Fiscal 2006 was $1,185,600 - $910,832 above book value.  The market value of equity securities at the end of Fiscal was $1,699,597 - $380,455 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its equity securities at one particular time, it may not realize this market value.  Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings.  Also, included in working capital is a contingent liability in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was filed on behalf of the Company in the Supreme Court.  The matter will proceed to British Columbia Supreme Court.  The Company is waiting for the scheduling of the hearing. The Company expects its cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during Fiscal 2006 was $743,843 compared to $1,576,196 during Fiscal 2005.  Significant non-cash expenses are discussed above.

Cash flows from financing activities during Fiscal 2006 were $13,949,980 compared to $7,227,921 during Fiscal 2005.  The source of cash during Fiscal 2006 is from the completion of private placement financings ($1,968,413 net of share issuance costs), the exercise of share purchase warrants ($11,082,959) and the exercise of stock options ($898,608). The Company completed private placements of 325,000 units in July 2006, 175,500 units in November 2006 and 225,000 units in December 2006.  Please see Note 7 to the consolidated financial statements for the year ended December 31, 2006 for further details.

During Fiscal 2006, Almaden had proceeds from the sale of equity securities of $806,039 compared to $243,940 in Fiscal 2005. This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value. The Company invested $247,575 in property, plant and equipment during Fiscal 2006 compared to $804,146 during Fiscal 2005, primarily the purchase of three vehicles to be used in exploration ($89,251) and IP equipment for undertaking geophysical surveys ($44,340). During Fiscal 2006, the Company made investments of $2,973,501 in mineral properties interests, most significantly a drill program undertaken and further exploration data processing, technical studies and engineering conducted on the Elk property in British Columbia ($1,378,657), the acquisition of the Viky property in Mexico and an IP geochemical soil survey undertaken ($213,928), a program of detailed prospecting, soil sampling, trenching, drilling and reclamation conducted on the Skoonka Creek property in British Columbia ($226,793) and a large geochemical soil survey conducted on the Erika property in Mexico ($226,555).  These investments are net of any proceeds received from option agreements and costs recovered.  There were no gold sales during Fiscal 2006 and Fiscal 2005. The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

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

Cash used for operating activities during Fiscal 2005 was $1,576,196 compared to $1,316,142 during Fiscal 2004.  Significant non-cash expenses are discussed above.

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

During Fiscal 2005, Almaden had proceeds from the sale of equity securities of $243,940 compared to $22,689 net proceeds from the sale of equity securities in excess of purchases in Fiscal 2004.  This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value.  During Fiscal 2005, $804,146 was invested in property, plant and equipment, primarily the purchase of drill equipment ($643,077) and vehicles ($92,326) to be used in exploration in Mexico compared to $173,747 in Fiscal 2004.  During Fiscal 2005, investments of $1,459,485 were made in mineral properties interests, most significantly the Elk property in British Columbia ($801,833) compared to $1,317,435 during Fiscal 2004. These investments are net of any proceeds received from option agreements and costs recovered.  There were no gold sales during Fiscal 2005 and Fiscal 2004.

Research and Development, Patents and Licenses

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information

The previous period of low metal prices led to low market capitalizations and major mining companies found it was easier to grow by merger or acquisition or by purchasing mines rather than explore for them. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a shortage of experienced explorationists.  With current high metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are seeking properties of merit to explore.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Related party transactions

A total of $162,515 (2005 - $129,840) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the year. A total of $86,000 (2005 - $84,000 for geological services and a vehicle owned by this company was purchased by Almaden for $22,000) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the year.  A total of $5,650 (2005 - $0) was paid to a company owned by Barry Smee, a Director of the Company, and his wife for geochemical consulting services provided during the year.  These amounts are included in general exploration, mineral property costs and property, plant and equipment. A total of $74,824 (2005 - $62,550) was paid to Dione Bitzer, CMA, an Officer of the Company for accounting services during the year.  This amount is included in professional fees.

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

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is committed to the final acquisition payment of U.S.$210,000 in March 2007 for the Caballo Blanco prospect (paid). The Company is also committed to making the final acquisition payment of U.S.$20,000 for the As de Oro claim in 2007 and to making acquisition payments of U.S.$10,000 in each of 2007, 2008 and 2009 for the Gallo de Oro claim. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. Table No. 4 lists the total contractual obligations for each period.

Table No. 4

Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$221,800	$48,800	$168,000	$5,000	-
Property acquisition	$304,200	$280,800	$23,400	-	-

Forward-Looking Statements Safe Harbor

Certain statements contained in this report regarding future operating results or performance or business plans or prospects and any other statements not constituting historical fact are “forward-looking statements” subject to the safe harbor created by Section 27A of the Securities Act 1933 and Section 21E of the Securities Exchange Act 1934 . Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “planned,” “estimated,” “potential,” “goal,” “outlook,” and similar expressions, as they relate to the Company, its management, or the Company’s property interests , have been used to identify such forward-looking statements. All forward-looking statements reflect only current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to the Company. Accordingly, the statements are subject to significant risks, uncertainties and contingencies which could cause the Company’s actual business plans or prospects to differ materially from those expressed in, or implied by, these statements. Such risks, uncertainties and contingencies include, but are not limited to, general economic conditions. Additional factors that could cause the companies’ results to differ materially from those described in the forward-looking statements are described in detail in this report under the heading Risk Factors .Unless required by law the Company does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

U.S. Generally Accepted Accounting Principles

These consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Mineral Properties

Under Canadian GAAP exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For U.S. GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For U.S. GAAP purposes, the Company therefore expensed its exploration expenditures.

Marketable Securities

Under Canadian GAAP, marketable securities are recorded at cost. For U.S. GAAP purposes, equity securities and long-term investments are classified as available-for-sale securities and accordingly, unrealized holding gains and losses on these securities are recorded in other comprehensive income SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

Flow-through Common Shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability that is recorded directly to shareholders’ equity.

During the completion of the consolidated financial statements for 2006, the Company became aware of a difference between Canadian and U.S. GAAP with respect to the accounting for flow through shares. For U.S. GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented. The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense. The Company has restated the 2005 and 2004 financial statements as follows:

2005				2004
	Originally Reported	Restatement	As Restated	Originally Reported	Restatement	As Restated
Net loss under U.S. GAAP	($1,549,777)	($302,240)	($1,852,017)	($3,779,947)	($338,400)	($4,118,347)
Net loss per share under U.S. GAAP	($0.05)	($0.01)	$(0.06)	($0.13)	($0.01)	($0.14)

The impact of these differences is an increase in net loss of $1,763,237 or 0.04 per share in Fiscal 2006, $779,152 or $0.03 per share in Fiscal 2005 and $1,052,544 or $0.03 per share in Fiscal 2004. The reader is advised to see Note 16 to the consolidated financial statements for the year ended December 31, 2006 for further details.

Critical Accounting Policies

The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2006. There are two policies that due to the nature of the mining business may not be readily understood.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

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

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, stock-based compensation, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

Changes in accounting principles

Flow-through shares

The Emerging Issues Committee – 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  In Fiscal 2005, a future income tax recovery was recorded upon the adoption of the standard.  The future income tax recovery relating to flow-through shares issued during Fiscal 2006 will be recognized when renounced in the first quarter of Fiscal 2007.

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

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee Donald Lorimer(1)	66 69 66 79 35 61 61 73	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 November 17, 2003

  (1)  Member of Audit Committee

  (2)  Member of Nominating and Corporate Governance Committee

  (3)  Member of Compensation Committee

  (4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin has been a director of Almaden Resources Corporation since September 1980, James E. McInnes since December 1985, Jack McCleary since June 1991 and Morgan Poliquin since June 1999.

Duane Poliquin and James E. McInnes were directors of Fairfield Minerals Ltd. since June 1996, Joseph Montgomery since July 2000 and Gerald G. Carlson since July 1998.

Table No.6 lists the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents and citizens of Canada.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Dione Bitzer	President and Chief Executive Officer Chief Operating Officer Chief Financial Officer	66 35 46	February 1, 2002(4) March 1, 2007 February 1, 2002(4)

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation. He gained international experience with major mining companies where he participated in several important mine discoveries. Mr. Poliquin has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. He also serves as a director of Motapa Diamonds Inc., a public company exploring for diamonds in Africa. Mr. Poliquin spends virtually all of his time on the affairs of the Company.

James E. McInnes is a retired lawyer and a former geologist with over 40 years experience in mineral exploration and mining law. He has held executive positions with several junior resource companies over his career. He also serves as a director and President of Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX Venture Exchange (“TSX-V) and Horseshoe Gold Mining Inc., a diamond and gold exploration company listed on the TSX-V. Mr. McInnes spend 25% of his time on the affairs of the Company

John D. (Jack) McCleary is a registered professional geologist with 40 years experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he serves as a director. Santoy Resources Ltd. is a precious and base metals, coal and coal bed methane and diamond exploration company listed on the TSX-V. Mr. McCleary spends less than 5% of his time on the affairs of the Company.

Joseph Montgomery, Ph.D., P.Eng. is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. He spends less than 10% of his time on the affairs of the Company. Mr. Montgomery also serves as a director of the following junior resource companies:

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

Morgan Poliquin, M.Sc., P.Eng., is a registered professional geological engineer with 13 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji.  Mr. Poliquin spends virtually all of his time of the affairs of the Company directing its exploration programs.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College. He is past President of ConSil Corp. and past Vice President of Exploration for Dentonia Resources Ltd.  Mr. Carlson became President, Chief Executive Officer and a director of La Teko Resources Ltd. in December 1996, a position he held until the acquisition of La Teko by Kinross Gold Corporation in February 1999. Since 1999, he has been President and CEO of Copper Ridge Explorations Inc. and he holds the position of Chairman of IMA Exploration Inc. He is a past President of the B.C. and Yukon Chamber of Mines, President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. He spends less than 5% of his time on the affairs of the Company. Mr. Carlson also serves as a director or officer of the following junior resource companies:

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

Barry W. Smee is a consulting geochemist based in British Colombia. He obtained a B.Sc. in chemistry and geology from the University of Alberta, and a Ph.D. in geochemistry from the University of New Brunswick. He has designed and managed commercial analytical laboratories and worked in academia, government and industry for over 40 years. He has authored or co-authored over 50 scientific papers on geochemical and quality control topics. Barry formed Smee and Associates Consulting Ltd., a privately owned geochemical consulting company in 1990 through which he has actively promoted the use of Quality Control protocols in mineral exploration, comprehensive due diligence procedures, and the intelligent use of modern geochemical methods. He spends less than 5% of his time on the affairs of the Company. Dr. Smee also services as a director of Platinum Group

Metals Ltd., a platinum exploration company listed on the TSX.

Donald M. Lorimer retired as a portfolio manager with Odlum Brown Ltd. in 2006.  Mr. Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd.  In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia.  He spends 10% of his time on the affairs of the Company.

Dione Bitzer is a Certified Management Accountant with over 20 years accounting experience with junior exploration companies. She has held executive positions with several junior resource companies.  Miss Bitzer spends all of her business time on the affairs of the Company.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.  Seine River Resources Inc. (now Trinity Plumas Capital Corp.), of which James E. McInnes was a director was subject to a cease-trade order as of July 24, 1996, subject to the submission of overdue documentation, which was revoked on August 8, 1996.  Williams Creek Explorations Limited, of which James E. McInnes is a director and President and Morgan Poliquin was a director and Dione Bitzer was an officer, was subject to a cease-trade order as of July 22, 1999, subject to the submission of overdue documentation, which was revoked on August 5, 1999. Joseph Montgomery was subject to a cease trade order in the securities of Home Ventures Ltd. as of May 23, 1996 for failure to file insider reports, which was revoked on June 14, 1996.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Duane Poliquin, President, CEO and Director, is the father of Morgan Poliquin, Chief Operating Office and Director.

Currently, the Company has no formal plan for compensating its directors for their service in their capacity as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2006 ended December 31, 2006 was $328,989.

Table No. 7

Summary Compensation Table

Long-Term Compensation
Annual Compensation				Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin President, Director & Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	450,000 240,000 236,000	Nil Nil Nil	$162,515(1) 129,840(1) 110,400(1)
James E. McInnes Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 135,000	Nil Nil Nil	Nil Nil Nil
Jack McLeary Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 35,000	Nil Nil Nil	Nil Nil Nil
Joseph Montgomery Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil
Morgan Poliquin Director & Chief Operating Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	600,000 Nil 350,000	Nil Nil Nil	$86,000(2) 84,000(2) 66,542(2)
Gerald G. Carlson Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil
Barry W. Smee Director	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	150,000 N/A N/A	Nil N/A N/A	$5,650(3) N/A N/A
Donald M. Lorimer Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil 110,000	Nil Nil Nil	Nil Nil Nil
Dione Bitzer Chief Financial Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 100,000	Nil Nil Nil	$74,824 62,550 55,637

 (1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd.,

     a company owned by Duane Poliquin and his wife.

 (2) For geological services provided by Kohima Pacific Gold Corp., a company owned by Morgan Poliquin.

(3)  For geochemical consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.

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

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2006 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company or the Company’s predecessor to whom outstanding stock options have been granted and the number of common shares subject to such options as of  March 8, 2007 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

President, Director &

Chief Executive Officer

James E. McInnes,

Director

Jack McCleary

Director

Morgan Poliquin

Director &

Chief Operating Officer

Gerald G. Carlson

Director

Joseph Montgomery

Director

Barry Smee

Director

Donald L. Lorimer

Director

Dione Bitzer

Chief Financial Officer

Total Directors/Officers (8 persons)

Total Employees/Consultants (12 persons)

Total Directors/Officers/Employees/Consultants

	324,371 236,000 240,000 450,000 135,520 135,000 50,000 53,900 35,000 50,000 250,000 67,900 154,000 350,000 600,000 50,000 75,000 50,000 150,000 150,000 75,000 100,000 3,781,691 575,000 4,356,691	$0.45 1.67 1.79 2.50 0.45 1.67 2.50 0.45 1.67 2.50 0.80 0.45 0.388 1.67 2.50 1.67 2.50 2.50 2.50 2.50 1.67 2.50

10/07/2008

12/14/2009

06/17/2010

07/06/2011

10/07/2008

12/14/2009

07/06/2011

10/07/2008

12/14/2009

07/06/2011

02/26/2008

10/07/2008

12/01/2009

12/14/2009

07/06/2011

12/14/2009

07/06/2011

07/06/2011

07/06/2011

07/06/2011

12/14/2009

07/06/2011

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for directors or executive officers

Board Practices

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

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company’s directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants.  The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy a Privacy Policy (the “Codes”).   The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR and SEDAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

In the fiscal year ended December 31, 2006 there were eight meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	7
James E. McInnes	7
Jack McCleary	8
Joseph Montgomery	4
Morgan Poliquin	7
Gerald G. Carlson	6
Barry W. Smee	4
Donald M. Lorimer	8

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2006, no meeting of the independent Board members was convened.

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

Board Committees

The Board currently has three committees: the Audit Committee, the Nomination and Corporate Governance Committee   and the Compensation Committee. Each member of each committee is an independent director.  Each committee is responsible for determining its own rules of procedure and may, from time to time, develop written descriptions for the responsibilities of the chair of such committee.  No written descriptions have yet been developed.

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

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, Joseph Montgomery and Gerald Carlson. The Audit Committee has met four (4) times this year.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics for Directors (“Code”), a Code of Business Ethics (“COBE”), a Securities Trading Policy and a Privacy Policy.  Employees and consultants are required as a term of employment to undertake to abide by the COBE.  Directors are by law bound to observe the Code adopted by the Board.  No procedures have been developed by the Board to monitor the Company’s compliance with the COBE or other codes or to ensure that directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the Business Corporations Act (British Columbia) and the Company’s Articles.

Employees

The Company currently operates with six persons in Canada, of which two are administrative personnel and four are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the United States or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.  There are no current plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company’s mineral properties.

Share Ownership

Table No. 10 lists, as of March 8, 2007, directors and executive officers who beneficially own the Company's voting securities and the amount of the Companys voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Barry Smee Donald Lorimer Dione Bitzer Total Directors/Officers	3,220,537(1) 749,580(2) 377,550(3) 1,837,079(4) 156,000(5) 76,000(6) 150,000(7) 175,000(8) 196,000(9) 6,937,746	7.10% 1.68% 0.85% 4.03% 0.35% 0.17% 0.33% 0.39% 0.44% 15.34%

(1)

Of these shares 1,250,371 represent currently exercisable stock options and 5,000 represent currently exercisable warrants. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

Of these shares 320,520 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.

(3)

Of these shares 138,900 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.

(4)

Of these shares 1,421,900 represent currently exercisable stock options and 12,500 currently exercisable warrants.

(5)                    Of these shares 125,000 represent currently exercisable stock options.

(6)

                         Of these shares 50,000 represent currently exercisable stock options.

(7)

Of these shares 150,000 represent currently exercisable stock options.

(8)

Of these shares 150,000 represent currently exercisable stock options and 5,000 represent currently exercisable warrants.

(9)

Of these shares 175,000 represent currently exercisable stock options and 7,000 represent currently exercisable warrants.

*Based on 44,066,047 shares outstanding as of March 8, 2007 and stock options and share purchase warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of March 8, 2007, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common	Duane Poliquin Sprott Asset Management, Inc.	3,220,537(1) 3,400,000	7.10% 7.72%

(1)

Of these shares 1,250,371 represent currently exercisable stock options and 5,000 represent currently exercisable warrants. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

*Based on 44,066,047 shares outstanding as of March 8, 2007 and stock options and share purchase warrants held by each beneficial owner.

Certain geological, technical and general and administrative services were provided to the Company and its subsidiary by three directors and/or companies controlled by directors. These directors and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Morgan Poliquin has been operating through the private company Kohima Pacific Gold Corp.

(c)   Barry Smee operates through his private company Smee & Associates Consulting Ltd.

The costs of such services for Fiscal 2006 ended December 31, 2006 were $254,165, Fiscal 2005 ended December 31, 2005 were $213,840 and $176,942 in Fiscal 2004. During Fiscal 2005, the Company purchased a vehicle for $22,000 from Kohima Pacific Gold Corp.

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

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW property. As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 37.5% interest in the project. The Company has 100% interests in the Merit and Brookmere prospects to which Williams Creek Explorations Limited has an option to earn an interest.  The Company has 100% interest in the Fuego prospect to which Horseshoe Gold Mining Inc. has an option to earn an interest.

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

Legal Proceedings

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

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision. The matter will proceed to British Columbia Supreme Court and the Company is waiting the scheduling of the hearing. In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

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

The Company’s common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on AMEX.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock for the years since listing on AMEX. Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX .

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Year Ended	High	Low
12/31/2006 12/31/2005	$3.30 2.27	$1.91 1.55

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2006 12/31/2005 12/31/2004 12/31/2003 12/31/2002	$3.70 2.48 2.75 2.42 0.87	$2.33 1.50 1.45 0.61 0.32

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on AMEX for the most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

 Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Quarter Ended	High	Low
12/31/2006 09/30/2006 06/30/2006 03/31/2006 12/31/2005	$2.75 2.80 3.30 3.30 2.27	$1.91 2.16 2.10 2.12 1.55

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Quarter Ended	High	Low
12/31/2006	$3.10	$2.46
09/30/2006	3.10	2.38
06/30/2006	3.64	2.33
09/31/2006	3.70	2.44

12/31/2005	2.48	1.77
09/30/2005	1.99	1.64
06/30/2005	1.96	1.50
03/31/2005	2.18	1.63

Table No. 16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on AMEX for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Month Ended	High	Low
02/28/2007 01/31/2007 12/31/2006 11/30/2006 10/31/2006 09/30/2006	$2.79 2.58 2.56 2.75 2.60 2.75	$2.21 2.10 1.91 2.45 2.24 2.16

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Month Ended	High	Low
02/28/2007 01/31/2007 12/31/2006 11/30/2006 10/31/2006 09/30/2006	$2.99 3.00 2.90 3.10 2.95 3.00	$2.57 2.51 2.54 2.80 2.46 2.38

The closing price of the Company’s common stock was $2.31 (U.S.$) on AMEX and $2.66 (Canadian$) on TSX on February 28, 2007.

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

On March 7, 2007, the shareholders' list for the Company’s common shares showed 115 registered shareholders and 44,066,047 shares outstanding. 65 of these registered shareholders are U.S. residents, owning 10,922,402 shares representing 24.7% of the issued and outstanding shares of common stock.  46 of these registered shareholders are Canadian residents, owning 32,877,631 shares representing 74.6% of the issued and outstanding shares of common stock.  2 of these registered shareholders are of other countries, owning 7,889 shares representing 0.0% of the issued and outstanding shares of common stock.  The shareholders list includes 2 reserve accounts totalling  258,125 shares representing .005% of the issued and outstanding shares of common stock. The shares in the reserve accounts represent issued and outstanding common shares for which shares certificates will be issued to the beneficial holders of such shares when the beneficial shareholder surrenders for exchange the share certificate(s) representing the shares of the predecessor company Almaden Resources Corporation or Fairfield Minerals Ltd.

Table No. 18 lists changes in issued shares to March 7, 2007:

Table No. 18

Shares Issued to March 7, 2007

Number
Balance, December 31, 2006	43,624,255
For cash on exercise of stock options	441,792
Balance, March 7, 2007	44,066,047

Item 10.      Additional Information

Share purchase warrants

At March 8, 2007, there were non-transferable share purchase warrants outstanding to acquire a total of 370,541 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 19 lists, as of March 8, 2007, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
CDN$
4,250 162,500 88,841 114,950	$1.78 $3.00 $2.85 $3.00	11/16/2007 07/21/2008 11/15/2007 12/20/2007

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

The revised Articles were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

The Articles replace the Memorandum and Articles as filed with the Commission on May 17, 2002.

Articles

The Company was formed through the amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corporation effective December 31, 2001 under the Company Act of British Columbia (the “Company Act”). On March 29, 2004, British Columbia adopted the Business Corporations Act (British Columbia) (the “New Act”) to replace the Company Act. Companies registered under the Company Act are required to transition to the New Act. At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company’s Articles and adopt new Articles, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares. The Company’s new Articles became effective in June 2005 (the “Articles”).

The Articles contain no restrictions on the business the Company may carry on.

Under the Articles, if a director has a disclosable interest in a contract or transaction, such director is liable to account to the Company for any profits that accrue to the director as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the New Act and a director is not entitled to vote on any director’s resolution to approve that contract or transaction unless all of the directors have a disclosable interest in that contract or transaction, in which case all of those directors may vote on such resolution.

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

Under the Articles the directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the New Act. Under the Articles the directors may, by resolution, create and appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee such powers of the Board as the Board may designate or prescribe.

The Articles provide that the quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors. The continuing directors may, notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed pursuant to the Articles as the necessary quorum of directors, act only for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

The Articles provide that the directors  may, on behalf of the Company:

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

The Articles provide for the mandatory indemnification of Directors, Officers, former officers and directors, alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

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

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months afterholding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

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

A copy of the Company’s new articles is filed was filed as an an exhibit to the 2005 Form 20-F Annual Report with the Commission on March 30, 2006.

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

4.    Amending and Quit Claim Agreement dated January 20, 2005 between the Company and BHP Billiton World Exploration Inc. (“BHP”) whereby BHP quit claim and release any and all of its interests in the Initial Properties on which the Company conducted reconnaissance on and evaluation of pursuant to the First Exploration Agreement dated May 9, 2002.  The Initial Properties are removed from the Agreement, the Target Area is amended, as is the definition of the Phase One Exploration Program, among other things.  The Company and BHP may continue to fund initial reconnaissance and evaluation work on specific types of mineral properties identified within the amended Target Area under the terms of the First Exploration Agreement. The full text of the Amending and Quit Claim Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

5.

Second Amending Agreement dated March 1, 2005 between the Company and BHP Billiton World Exploration Inc. (“BHP”) whereby the Company and BHP are parties to an agreement dated May 9, 2002 and amended January 20, 2005 (the “Agreement”) and the Company and BHP have agreed to amend the Agreement to replace the definition of “Second Option” to mean an exclusive and irrevocable option to be granted by the Company to BHP under the Joint Venture Agreement, pursuant to which BHP may increase its interest in a Project Area from an undivided fifty-one percent to an undivided seventy percent by incurring the lesser of (i) all Expenditures required to complete a Feasibility Study on the Project Area or (ii) aggregate Expenditures of $25 million on the Project Area and replacing the definition of First Option to mean that the First Option in respect to a Project Area, shall be exercised upon BHP incurring an aggregate $750,000 in Expenditures on that specific Project Area on or before the seventh anniversary date of this Agreement.  A minimum Expenditure of $250,000 shall be incurred on each Project Area on or before the fifth anniversary date of this Agreement.  The full text of the Second Amending Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

6.

Option Agreement dated April 13, 2005 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Hawkeye Gold & Diamond Inc. (“Hawkeye”) and its subsidiary Hawkeye Oro de Mexico, S.A. de C.V. whereby Hawkeye was given a Notice of Default under the Option Agreement dated March 4, 2004 and the parties agreed that in consideration of the payment of the outstanding Tax Obligation Amount and the issue of 750,000 shares of Hawkeye to the Company, the previous agreement remains in effect except for timing requirements as it relates to the issuance of shares and exploration expenditures.  The full text of the Option Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

7.

Option Agreement dated June 21, 2005 between the Company and Strongbow Exploration Inc. (“Strongbow”) whereby Strongbow has the right to earn a 60% interest in the Skoonka Creek prospect by spending $4,000,000 and issuing 1,000,000 shares of Strongbow to the Company by December 31, 2010. The full text of the Option Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

8.

Letter of Intent dated July 26, 2005 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and ALB Holdings Ltd. (“ALB”) and its subsidiary ALB Mexico S.A. de C.V., a private company which intends to go public within six months, whereby ALB has the right to earn a 60% interest in the Yago prospect by spending U.S.$4,000,000 and issuing 600,000 shares of the public company to Almaden over five years. No definitive agreement as contemplated by the Letter of Intent was concluded and the Letter of Intent accordingly ceased to be effective.  The full text of the Letter of Intent was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

9.

Letter of Intent and Preliminary Agreement dated July 29, 2005 between the Company and its subsidiary and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company and JOMEC will undertake a grassroots exploration for base metals deposits over a selected area in Mexico. JOGMEC will contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional U.S.$500,000 of exploration expenditures for each designated property.  Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.  In addition to the exploration joint venture, JOGMEC may earn a 60% interest in the Company’s Santa Isabela property by incurring exploration expenditures totalling U.S.$1,500,000 by September 30, 2008. The full text of the Letter of Intent and Preliminary Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

10.

Letter of Intent dated August 8, 2005 between the Company and Lincoln Gold Corp. (“Lincoln”) whereby Lincoln has the right to earn a 60% interest in the Bufa prospect by spending U.S.$3,000,000 and issuing 450,000 shares of Lincoln to the Company over five and a half years.  If production is achieved, Lincoln must then issue an additional 100,000 shares to the Company.  The full text of the Letter of Intent was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

11.

Amendment to Option Agreement dated August 30, 2005 between the Company and Horseshoe Gold Mining Inc. (“Horseshoe”) whereby the Company agreed to amend the Amendment to Option Agreement dated January 31, 2005 by extending commitment dates to December 31, 2008. The full text of the Amendment to Option Agreement was filed as an exhibit to the 2005 20F Annual Report with the Commission on March 30, 2006.

12.

Option Agreement dated November 14, 2005 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire has the right to earn a 60% interest in the Campanario prospect by spending $3,500,000 and issuing 700,000 shares of Spire to the Company by October 31, 2010.  The full text of the Option Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

13.  Option Agreement dated March 31, 2006 between the Company and Tanqueray Resources Ltd. (“Tanqueray”) whereby Tanqueray has the right to earn a 60% interest in the Nicoamen River prospect by spending $4,000,000 and issuing 1,000,000 shares of Tanqueray to the Company by December 31, 2012. The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on April 27, 2006.

14.    Amending Letter of Intent and Preliminary Agreement dated March 31, 2006 between the Company and its subsidiary and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company agreed to extend the Second Earn in Period from November 1, 2005 to and including September 30, 2006 and the Third Earn In Period from October 1, 2006 to and including September 30, 2007.

15.

Amending Agreement dated April 28, 2006 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) whereby the Company agreed to amend the Option Agreement dated November 14, 2005 by extending the time for the performance of the Initial Expenditures from April 30, 2006 to October 31, 2006.  The full text of the Amending Agreement was filed as an exhibit to the Form 6-K with the Commission on May 3, 2006.

16.  Option Agreement dated May 8, 2006 between the Company and Williams Creek Explorations Limited (“Williams Creek”) whereby Williams Creek has the right to earn a 60% interest in either/or the Merit and Brookmere prospects by spending $4,000,000 and issuing 1,000,000 shares of Williams Creek to the Company by December 31, 2012. The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on June 2, 2006.

17.  Option Agreement dated July 24, 2006 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Pinnacle Mines Ltd. (“Pinnacle”) whereby Pinnacle has the right to earn a 60% interest in the Tuligtic prospect by spending U.S.$6,000,000 and issuing 1,000,000 shares of Pinnacle to the Company by August 9, 2012. The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on August 2, 2006.

18.   Amending Letter of Intent and Preliminary Agreement dated September 14, 2006 between the Company and its subsidiary and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company agreed to extend the Second Earn in Period from November 1, 2005 to and including December 31, 2006.

19.  Agreement of Transfer and Quit Claim dated October 4, 2006 between the Company and Consolidated Spire Ventures Ltd. (“Spire”) whereby the Company transferred and quit claimed to Spire its 40% interest in the PV prospect for 2,000,000 shares of Spire within five business days after the Effective Date of the agreement and 1,000,0000 shares on the first anniversary of the Effective Date.  In addition, Spire agreed to issue to the Company 1,000,000 shares within 30 days of a decision to put the prospect into commercial production and reserve unto the Company a 2% net smlter returns royalty.  The full text of the Agreement of Transfer and Quit Claim was filed as an exhibit to the Form 6-K with the Commission on October 6, 2006.

20.  Joint Venture Agreement between the Company and Comaplex Minerals Ltd. (“Comaplex”) dated December 15, 2006 whereby the Company and Comaplex agree to associate as joint venturers to carry out work on the Caballo Blanco prospect.  The full text of the Joint Venture Agreement was filed as an exhibit to the Form 6-K with the Commission on January 10, 2007.

21.  Agreement dated October 25, 2006 and October 30, 2006 between the Company’s subsidiary, Minera Gavilan, S.A. de C.V., and Reynaldo Arellano Venavidez and Jose Reyes Ruiz Olmos whereby the Company has the right to purchase 100% interest in the Gallo de Oro concession for U.S.$50,000 by October 25, 2009.
The full text of the Agreement was filed as an exhibit to the Form 6-K with the Commission on January 31, 2007.

22.  Amendment to Option Agreement dated January 23, 2007 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) whereby the Company agreed to further amend the Option Agreement dated November 14, 2005 as follows:

1.

Paragraph 4.02 of the Option Agreement is further amended to read as follows:

“4.02  The Primary Option may be exercised by the Optionee by issuing 400,000 common shares in the capital of the Optionee to and in the name of the Optionor, and incurring $3,000,000 in Exploration Expenses on the Claims, as follows:

(a)

issuing 100,000 common shares within 5 days of the acceptance for filing by the Exchange of this Agreement (which shares have been issued and delivered);

(b)

issuing an additional 100,000 common shares on or before October 31, 2007;

(c)

issuing an additional 100,000 common shares on or before October 31, 2008;

(d)

issuing an additional 100,000 common shares on or before October 31, 2009;

(e)

incurring Exploration Expenses aggregating not less than $125,000 on or before April 30, 2007 (this is a firm commitment);

(f)

incurring Exploration Expenses aggregating not less than $125,000 on or before April 30, 2008;

(g)

incurring Exploration Expenses aggregating not less than $750,000 on or before April 30, 2009;

(h)

incurring Exploration Expenses aggregating not less than $1,000,000 on or before April 30, 2010; and

(i)

incurring Exploration Expenses aggregating not less than $1,000,000 on or before April 30, 2011.”

2.

Paragraph 4.04 of the Option Agreement is further amended to read as follows:

“4.04  The Secondary Option may be exercised by the Optionee exercising the Primary Option and, thereafter, issuing 100,000 common shares in the capital of the Optionee to and incurring $500,000 in additional Exploration Expenses on the Claims, as follows:

(a)

issuing 100,000 common shares on or before April 30, 2011; and

(b)

incurring additional Exploration Expenses aggregating not less than $500,000 on or before October 31, 2011”.

The full text of the Amendment to Option Agreement was filed as an exhibit to the Form 6-K with the Commission on February 12, 2007.

23.  Sale and Purchase Agreement dated February 12, 2007 between the Company and Comaplex Minerals Corp. whereby the Company agreed to purchase Comaplex’s 60% undivided interest in the Caballo Blanco prospect for U.S.$1,250,000. The full text of the Sale and Purchase Agreement was filed as an exhibit to the Form 6-K with the Commission on February 21, 2007.

24.  Option Agreement dated February 12, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) and its subsidiary Compania Minera Spire, S.A. de C.V. whereby Spire has the right to earn a 60% interest in the Yago prospect by spending U.S.$3,500,000 and issuing 800,000 shares of Spire to the Company within five years.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on February 22, 2007.

25.  Letter Agreement between the Company and Apex Silver Mines Limited (“Apex”) whereby Apex has the right to earn a 60% interest in the Viky prospect by spending U.S.$5,600,000 and making cash payments of U.S.$1,350,000 to the Company within six years. The full text of the Agreement was filed as an exhibit to the Form 6-K with the Commission on March 2, 2007.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

As of December 31, 2006, the Company’s chief executive officer, Duane Poliquin, and chief financial officer, Dione Bitzer, have evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the Canadian Securities Administrators and the Securities and Exchange Commission):

1)

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2)

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

3)

As at December 31, 2006, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

4)

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert

The Company’s Board of Directors has determined that the Company has one audit committee financial expert serving on its audit committee who is independent, as defined by the listing standards of the American Stock Exchange. Mr. Donald Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd. In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia, Canada. Mr. Lorimer retired as a portfolio manager with Odlum Brown Ltd. in 2006.

Item 16B.     Code of Ethics

The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter.  These initial codes were filed with the 20-F Annual Report for the fiscal year ended December 31, 2003 as filed with the United States Securities and Exchange Commission on May 11, 2004. After review, the Company has adopted revised and new codes as follow: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and a Privacy Policy (the “Codes”). The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR and SEDAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

Table No. 20

Principal Accountant Fees

	Years ended December 31
	2006	2005
Audit fees	$49,500	$47,500
Audit related fees	13,600	-
Tax fees	9,500	8,000
Other fees	-	-

Fiscal 2006 and Fiscal 2005 audit fees relate to the annual audit of the Company’s financial statements and review of the Form 20-F and tax fees relate to the completion of income and mineral tax filings. Fiscal 2006 audit related fees relate to review of the Company’s internal controls over financial reporting.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.     Financial Statements

The Company’s consolidated financials statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 16 to the financial statements.

Item 18.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report..

Audited Financial Statements

Report of Independent Registered Chartered Accountants, dated March 8, 2007

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004 and cumulative amounts since incorporation

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 and cumulative amounts since incorporation

Notes to Consolidated Financial Statements

B.  Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002--
1.1	Articles
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006--

2.	Instruments defining the rights of holders of equity of debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements – N/A

4	Agreement dated January 21, 2005 with Santoy Resources Ltd.
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
Second Amending Agreement dated March 1, 2005 with BHP Billiton World Exploration Inc.
Option Agreement dated April 13, 2005 with Hawkeye Gold & Diamond Inc.
Option Agreement dated June 21, 2005 with Strongbow Exploration Inc.
Letter of Intent dated July 26, 2005 with ALB Holdings Ltd.
Letter of Intent and Preliminary Agreement dated July 29, 2005 with Japan oil, Gas and Metals National Corporation
Letter of Intent dated August 8, 2005 with Lincoln Gold Corp.
Amendment to Option Agreement dated August 30, 2005 with Horseshoe Gold Mining Inc.
Option Agreement dated November 14, 2005 with Consolidated Spire Ventures Ltd.
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006
Option Agreement dated March 31, 2006 with Tanqueray Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on April 27, 2006--
4.1	Amending Letter of Intent and Preliminary Agreement dated March 31, 2006 with Japan oil, Gas and Metals National Corporation
Amending Agreement dated April 28, 2006 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on May 2, 3006--
Option Agreement dated May 8, 2006 with Williams Creek Explorations Limited --Incorporated by reference to the Form 6-K filed with the Commission on June 2, 2006--
Option Agreement dated July 24, 2006 with Pinnacle Mines Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on August 2, 2006--

4.2	Amending Letter of Intent and Preliminary Agreement dated September 14, 2006 with Japan oil, Gas and Metals National Corporation
Agreement of Transfer and Quit Claim dated October 4, 2006 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on October 6, 2006--
Joint Venture Agreement dated December 15, 2006 with Comaplex Minerals Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on January 10, 2007--

Agreement dated October 25, 2006 and October 30, 2006 with Reynaldo Arellano Venavidez and Jose Reyes Ruiz Olmos

--Incorporated by reference to the Form 6-K filed with the Commission on January 31, 12007--

Amendment to Option Agreement dated January 23, 2007 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on February 12, 2007--
Sale and Purchase Agreement dated February 12, 2007 with Comaplex Minerals Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on February 21, 2007--
Option Agreement dated February 12, 2007 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on February 22, 2007--
Letter Agreement with Apex Silver Mines Limited --Incorporated by reference to the Form 6-K filed with the Commission on March 2, 2007--

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
Nominating and Corporate Governance Committee-Duties and Responsibility
Compensation Committee-Responsibilities and Duties
Code of Business Ethics
Code of Business Conduct and Ethics for Directors
Communications Policy
Securities Trading Policy
Whistleblower Policy
Privacy Policy
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006

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

Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

Almaden Minerals Ltd.

(An exploration stage company)

December 31, 2006

Table of contents

Report of independent registered chartered accountants

1

Consolidated balance sheets

2

Consolidated statements of operations and deficit

3

Consolidated statements of cash flows

4

Notes to the consolidated financial statements

5-27

Schedules

1.

Consolidated schedules of general and administrative expenses

28

2.

Consolidated schedule of share capital since inception

29-31

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of independent registered chartered accountants

To the Shareholders of
Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006 and the cumulative amount from incorporation, September 25, 1980 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 and the cumulative amount from incorporation, September 25, 1980 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

As described in Note 16 (c), the consolidated financial statements for the years ended December 31, 2005 and 2004 have been restated.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 8, 2007

Member of
Deloitte Touche Tohmatsu

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated balance sheets
as at December 31,
(Expressed in Canadian dollars)

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	18,796,956	7,961,050
Accounts receivable and prepaid expenses	600,413	497,530
Marketable securities (Note 3)	1,319,142	1,206,927
Inventory (Note 4)	274,768	274,768
Total current assets	20,991,279	9,940,275
Property, plant and equipment (Note 5)	1,246,805	1,240,806
Reclamation deposit	76,500	81,500
Mineral properties (Note 6)	6,404,978	5,104,174
Total assets	28,719,562	16,366,755
Liabilities
Current liabilities
Accounts payable and accrued liabilities	369,250	186,548
Mineral taxes payable (Note 15(a))	379,653	379,653
Total current liabilities	748,903	566,201
Shareholders' equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 7)
43,624,255 shares - December 31, 2006
36,192,497 shares - December 31, 2005	46,655,822	31,639,259
Contributed surplus (Note 8)	4,081,471	2,659,154
Deficit, accumulated during the exploration stage	(22,766,634)	(18,497,859)
Total shareholders' equity	27,970,659	15,800,554
Total liabilities and shareholders' equity	28,719,562	16,366,755

Commitments and contingencies (Note 15)

On behalf of the Board

(Signed) Duane Poliquin	(Signed) James E. McInnes
Duane Poliquin, Director	James E. McInnes, Director

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of operations and deficit
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2006	2006	2005	2004
	$	$	$	$
Revenue
Interest income	1,583,066	623,048	94,821	74,265
Other income	560,298	213,883	151,620	64,604
	2,143,364	836,931	246,441	138,869
Expenses
Stock option compensation (Note 7)	10,120,400	2,488,900	213,600	1,234,783
General and administrative
expenses (Schedule 1)	7,204,967	1,195,495	859,040	705,826
Write-down of interests in
mineral properties	3,309,775	1,125,334	567,658	903,358
General exploration expenses	4,376,863	718,191	829,415	539,794
	25,012,005	5,527,920	2,469,713	3,383,761
	(22,868,641)	(4,690,989)	(2,223,272)	(3,244,892)
Write-down of marketable
securities	(775,230)	(487,110)	(170,844)	(117,276)
Income on mineral property
options	2,254,986	527,811	912,795	104,027
(Loss) gain on sale of
securities	(1,209,884)	367,996	115,240	(117)
Gain (loss) on sale of property,
plant and equipment	4,242	(8,163)	10,995	(12,800)
Foreign exchange (gain) loss	(172,107)	21,680	(42,369)	(133,145)
Loss before income taxes	(22,766,634)	(4,268,775)	(1,397,455)	(3,404,203)
Income tax recovery (Note 14)	640,640	-	302,240	338,400
Net loss	(22,125,994)	(4,268,775)	(1,095,215)	(3,065,803)
Deficit, accumulated
during exploration stage,
beginning of period	-	(18,497,859)	(17,100,404)	(13,696,201)
Renouncement of tax
deductibility relating to
flow-through shares	(640,640)	-	(302,240)	(338,400)
Deficit, accumulated during
exploration stage, end of period	(22,766,634)	(22,766,634)	(18,497,859)	(17,100,404)
Net loss per share
Basic and diluted		(0.10)	(0.03)	(0.11)
Basic and diluted weighted average
number of shares outstanding		41,351,133	32,078,779	30,232,499

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2006	2006	2005	2004
	$	$	$	$
Operating activities
Net loss	(22,125,994)	(4,268,775)	(1,095,215)	(3,065,803)
Items not affecting cash
Income tax recovery	(640,640)	-	(302,240)	(338,400)
Depreciation	789,485	231,413	149,477	60,326
Loss (gain) on marketable securities	1,209,884	(367,996)	(115,240)	117
Write-down of marketable securities	775,230	487,110	170,844	117,276
Income on mineral property options	(1,570,968)	(527,811)	(912,795)	(104,027)
Write-down of interests in mineral
properties	9,110,892	1,125,334	567,658	903,358
Stock-option compensation	4,319,283	2,488,900	213,600	1,234,783
Gain on sale of property, plant and
equipment	(4,242)	8,163	(10,995)	12,800
Other	(64,350)	-	(64,350)	-
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital
components
Accounts receivable and prepaid
expenses	(605,889)	(102,883)	(284,354)	(108,070)
Accounts payable and accrued liabilities	334,148	182,702	107,414	29,509
Deferred exploration advances	-	-	-	(58,011)
Mineral taxes payable	(669)	-	-	-
	(8,470,532)	(743,843)	(1,576,196)	(1,316,142)
Financing activity
Issuance of shares, net of share issue
costs	43,873,198	13,949,980	7,227,921	2,071,427
Investing activities
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	-	5,000	-	-
Marketable securities
Purchases	(4,469,914)	(32,500)	-	(162,227)
Net proceeds	5,185,310	806,039	243,940	184,916
Property, plant and equipment
Purchases	(2,048,835)	(247,575)	(804,146)	(173,747)
Proceeds	64,287	2,000	-	-
Mineral properties
Costs	(15,285,597)	(2,973,501)	(1,459,485)	(1,317,435)
Gold sales	362,906	-	-	-
Net proceeds	1,282,615	70,306	203,310	-
Incorporation costs	(3,298)	-	-	-
	(16,605,710)	(2,370,231)	(1,816,381)	(1,468,493)
Net cash inflow (outflow)	18,796,956	10,835,906	3,835,344	(713,208)
Cash and cash equivalents, beginning of
period	-	7,961,050	4,125,706	4,838,914
Cash and cash equivalents, end of
period	18,796,956	18,796,956	7,961,050	4,125,706

Supplemental cash flow information (Note 10)

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

1.

Nature of operations

Almaden Minerals Ltd. (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether any of these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economic recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 16 and include the following policies:

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

(iv)

Gains and losses on translation of transactions or balances are credited or charged to operations.

(c)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  The cash equivalent at December 31, 2006 is $17,350,666 (2005 - $6,822,431).

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

(j)

Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Note 7 (c)) using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

The Company has $76,500 of reclamation deposits held with the Ministry of Mines should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.  For the three years ended December 31, 2006, all of the outstanding stock options and warrants are anti-dilutive.

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

(n)

Canadian GAAP developments

(i)

Comprehensive Income

Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company.  The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments.  Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP.  In the  Company’s instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

(ii)

Business Combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(iii)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts.  It also specifies how financial instrument gains and losses are to be presented.  Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(n)

Canadian GAAP developments (continued)

(iv)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The adoption of this standard is not expected to impact the Company.

(v)

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income for the Company will include holding gains and losses on investments designated as available for sale.

3.

Marketable securities

Marketable securities consist of equity securities which are valued at the lower of cost or market.  The market value of the securities as at December 31, 2006 was $1,699,597 (2005 - $1,816,560).

4.

Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2006 is $1,185,600 (2005 - $962,707).

5.

Property, plant and equipment

		2006
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$
Automotive equipment	323,037	164,416	158,621
Furniture and fixtures	130,400	94,444	35,956
Computer hardware	207,888	150,935	56,953
Computer software	50,521	23,761	26,760
Geological data library	65,106	35,883	29,223
Field equipment	269,800	136,905	132,895
Mill equipment	323,264	-	323,264
Leasehold improvements	27,181	7,064	20,117
Drill equipment	643,078	180,062	463,016
	2,040,275	793,470	1,246,805

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

5.

Property, plant and equipment (continued)

		2005
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$
Automotive equipment	263,978	138,932	125,046
Furniture and fixtures	111,036	94,132	16,904
Computer hardware	174,559	133,668	40,891
Computer software	30,036	16,681	13,355
Geological data library	65,106	28,577	36,529
Field equipment	208,927	111,290	97,637
Mill equipment	323,264	-	323,264
Leasehold improvements	11,439	3,028	8,411
Drill equipment	643,078	64,309	578,769
	1,831,423	590,617	1,240,806

At December 31, 2006 the mill equipment was not in use.  Depreciation will be charged once the equipment is available for use.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

6.

Mineral properties

	2006	2005
	$	$
Canada
Elk
100% interest in mineral claims in British Columbia
which includes the Siwash gold deposit	4,737,735	3,359,078
ATW
Net 37.5% interest in mineral claims near Lac De Gras,
Northwest Territories	100,000	212,254
PV (Note 6 (e))
0% interest in mineral claims in British Columbia	-	121,937
Merit and Brookmere (Note 6 (f))
100% interest in mineral claims in British Columbia	62,440	90,566
Nicoamen River (Note 6 (g))
100% interest in mineral claims in British Columbia	38,050	48,665
Skoonka Creek (Note 6 (h))
49% interest in mineral claims in British Columbia	22,798	33,006
MOR
100% interest in minerals claims in the Yukon Territory	31,524	31,524
Rock River Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory	39,339	39,339
Mexico
Caballo Blanco (Note 6 (a))
Option to purchase interest in mineral claims in
Veracruz State	552,518	542,955
Viky (Note 6 (i))
100% interest in mineral claims in Coahuila State	230,918	-
Tuligtic (Note 6 (j))
100% interest in mineral claims in Puebla State	121,022	-
Fuego (Note 6 (b))
100% interest in mineral claims in Oaxaca State	1	1
San Carlos/San Jose (Note 6 (c))
100% interest in the San Carlos and San Jose mineral
claims in Tamaulipas State	41,520	90,207
Yago (Note 6 (d))
100% interest in mineral claim in Nayarit State	1	1
Interests in various other mineral claims (Note 7 ( k))	427,112	534,641
	6,404,978	5,104,174

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

6.

Mineral properties (continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)

Caballo Blanco

To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay US$668,500 by March 6, 2007 (amended).  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.  As at December 31, 2006, the Company had issued the required 200,000 common shares and paid US$458,500 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007. During 2006, Comaplex completed earn-in requirements.

Subsequent to December 31, 2006, the Company acquired Comaplex’s 60% option interest for US$1,250,000 and made the final payment of US$210,000 to the underlying owner.  The Company now holds a 100% interest.

(b)

Fuego

The Company acquired a 100% interest in the Fuego claim by staking.  During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”).  To earn a 60% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$3,000,000 and issue 1,000,000 shares to the Company by December 31, 2008 (amended).

(c)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”).  To earn a 51% interest, Hawkeye had to maintain the property in good standing, pay $45,475, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue a total of 1,250,000 shares to the Company by April 2008 (amended)   During 2006, Hawkeye abandoned its interest in the property.

(d)

Yago

The Company acquired a 100% interest in the Yago property by staking and purchased a 100% interest in various mineral claims.

Subsequent to December 31, 2006, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire must incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

6.

Mineral properties (continued)

(e)

PV

The Company acquired the PV claims by staking.  During 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling US$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.  During 2006, Spire completed the earn-in requirements and the Company sold its remaining 40% interest for a total of three million shares, two million shares upon signing and one million shares in one year, a 2% NSR and one million shares on start of production.

(f)

Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking.   During 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”).  To earn a 60% interest in either or both of these properties, Williams Creek must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(g)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.   During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”).  To earn a 60% interest, Tanqueray must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(h)

Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking.  During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a  51% interest, Strongbow incurred  exploration expenditures of $2,000,000 and issued 600,000 shares to the Company.  A formal joint venture agreement will be negotiated.

(i)

Viky

The Company acquired a 100% interest in the Viky property by staking and purchased a 100% interest in three additional mineral claims.  Subsequent to December 31, 2006, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex must incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over five years.

(j)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.   During 2006, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”).  To earn a 60% interest, Pinnacle must incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

6.

Mineral properties (continued)

(k)

Japan Oil, Gas and Metals National Corporation Joint Venture

On July 29, 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  JOGMEC will contribute US$700,000 to this program with US$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by September 30, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional US$500,000 of exploration expenditures for each designated property.  Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company (amended).

In addition, JOGMEC may earn a 60% interest in the Company’s Santa Isabela property by incurring exploration expenditures totaling US$1,500,000 by September 30, 2008.

(l)

BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico.  During 2006, BHP terminated the agreement.

(m)

Other

(i)

Bufa

The Company acquired a 100% interest in the La Bufa claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).  To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,000,000 and issue 450,000 shares to the Company over five and a half years.  If production is achieved, Lincoln must then issue an additional 100,000 shares to the Company.

(ii)

Campanario

The Company acquired a 100% interest in the Campanario claim by staking.  During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire must incur exploration expenditures of $3,500,000 and issue 700,000 shares to the Company by October 31, 2011 (amended) .

(iii)

Gallo de Oro

During 2004, the Company entered into an agreement to acquire a 100% interest in the As de Oro claim.  To earn its interest, the Company must pay US$50,000 by 2007.  At December 31, 2006, US$30,000 of this obligation had been paid.  During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim.  To earn its interest, the Company must pay US$50,000 by October 30, 2009.  At December 31, 2006, US$20,000 of this obligation had been paid.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7.

Share capital

(a)

The changes in issued shares for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Number	Amount
		$
Balance, December 31, 2003	27,627,079	21,476,722
For cash pursuant to private placements	1,722,250	2,553,913
For cash on exercise of share purchase warrants	1,503,438	1,088,919
For cash on exercise of stock options	290,000	128,030
Contributed surplus on exercise of stock options	-	10,954
Balance, December 31, 2004	31,142,767	25,258,538
For cash pursuant to private placements	4,206,180	5,673,615
For cash on exercise of share purchase warrants	318,250	457,125
For cash on exercise of stock options	525,300	212,181
Contributed surplus on exercise of stock options	-	37,800
Balance, December 31, 2005	36,192,497	31,639,259
For cash pursuant to private placements	735,153	1,793,298
For cash on exercise of share purchase warrants
(including transfer from contributed surplus
of $883,000)	5,568,605	11,965,959
For cash on exercise of stock options
(including transfer from contributed surplus
of $358,698)	1,128,000	1,257,306
Balance, December 31, 2006	43,624,255	46,655,822

The Company issued 325,000 units on July 21, 2006 on a private placement basis at a price of $2.80 per unit, after incurring issue costs of $38,570.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until July 21, 2008.  The fair value of the warrants issued as part of the private placement of $86,125 was allocated to share capital and contributed surplus (Note 8). Also, 2,572 flow-through common shares were issued to an agent in consideration of their services.

The Company issued 175,500 units on November 15, 2006 on a private placement basis at a price of $2.75 per unit, after incurring issue costs of $25,084.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $2.85 per share until November 15, 2007.  The fair value of the warrants issued as part of the private placement of $45,309 was allocated to share capital and contributed surplus (Note 8).  Also, 2,182 units were issued to an agent in consideration of their services.

The Company issued 225,000 units on December 20, 2006 on a private placement basis at a price of $2.90 per unit, after incurring issue costs of $40,761.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until December 20, 2007.  The fair value of the warrants issued as part of the private placement of $43,681 was allocated to share capital and contributed surplus (Note 8).  Also, 4,899 units were issued to an agent in consideration of their services.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7.

Share capital (continued)

(a)

(continued)

The Company issued 500,000 flow-through common shares on August 9, 2005 on a private placement basis at a price of $1.75 per share, after incurring issue costs of $33,610.  Also, 6,180 shares were issued to agents in consideration of their services.

The Company issued 3,700,000 units on November 16, 2005 on a private placement basis at a price of $1.70 per unit, after incurring issue costs of $583,590.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at a price of $2.10 per share until November 16, 2007.  The warrants contain a provision whereby if, during the term of any unexercised warrant commencing four months after November 16, 2005, the common shares of the Company trade on any exchange for a period of 20 consecutive days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within twenty days of the notice, failing which the warrant will be deemed to have expired.  The fair value of the warrants issued as part of the private placement of $710,000 was allocated to contributed surplus.  Also, 370,000 warrants exercisable at $1.78 per share until November 16, 2007 were issued to agents in consideration of their services.  The fair value of the warrants issued to the agents of $175,000 was allocated to share capital and contributed surplus (Note 8).

(b)

Warrants

	Number of		Exercise
	warrants	Expiry date	price range
			$
Outstanding,		March 13, 2004 to
December 31, 2003	3,324,543	September 18, 2008	0.47 to 2.25
Granted	27,000	-	2.25
Exercised	(1,503,438)	-	0.47 to 1.60
Outstanding,		August 7, 2005 to
December 31, 2004	1,848,105	September 18, 2008	0.80 to 2.25
Granted	4,070,000	-	1.78 to 2.10
Exercised	(318,250)	-	0.80 to 2.25
Expired	(27,000)	-	2.25
Outstanding,		June 30, 2006 to
December 31, 2005	5,572,855	September 18, 2008	1.75 to 2.25
Granted	366,291	-	2.85 to 3.00
Exercised	(5,568,605)	-	1.75 to 2.25
Outstanding,		November 15, 2007 to
December 31, 2006	370,541	July 21, 2008	1.78 to 3.00

The fair value of the warrants issued July 21, 2006 was estimated at $86,125 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued November 15, 2006 was estimated at $45,309 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.18%; expected life of 0.75 year; dividend rate of 0%; and volatility of 51.2%.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7.

Share capital (continued)

(b)

Warrants (continued)

The fair value of the warrants issued December 20, 2006 was estimated at $43,681 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.14%; expected life of 1 year; dividend rate of 0%; and volatility of 45.9%.

The fair value of the warrants issued during the year ended December 31, 2005 was estimated as $885,000 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 3.8%; expected life of 0.8 years; dividend rate of 0%; and volatility of 51%.

The Company extended the expiry date on 68,355 warrants issued during 2003 from December 30, 2005 to June 30, 2006.

At December 31, 2006 the following share purchase warrants were outstanding:

Number of		Exercise
warrants	Expiry date	price
		$
4,250	November 16, 2007	1.78
162,500	July 21, 2008	3.00
88,841	November 15, 2007	2.85
114,950	December 20, 2007	3.00
370,541

(c)

Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.  At December 31, 2006, the Company had reserved 299,634 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during 2006 vested on the date granted. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7.

Share capital (continued)

(c)

Options (continued)

The following table presents the outstanding options as of December 31, 2006, 2005 and 2004 and changes during the years ended on those dates:

		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
Fixed options	Shares	price	Shares	price	Shares	price
		$		$		$
Outstanding at
beginning of
year	3,921,483	1.03	4,206,783	0.91	3,075,783	0.53
Granted	2,005,000	1.70	240,000	1.79	1,421,000	1.69
Exercised	(1,128,000)	0.80	(525,300)	0.40	(290,000)	0.44
Outstanding and
exercisable at
end of year	4,798,483	1.36	3,921,483	1.03	4,206,783	0.91

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price
		$
335,792	February 28, 2007	0.55
50,000	September 5, 2007	2.92
310,000	February 26, 2008	0.80
100,000	July 6, 2008	2.50
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,172,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
1,855,000	July 6, 2011	2.50
4,798,483

Subsequent to December 31, 2006, the Company received $309,506 on the exercise of 441,792 stock options.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7.

Share capital (continued)

(c)

Options (continued)

The weighted average grant date fair value of 1,855,000 stock options granted on July 6, 2006 was $1.28.  The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.49%; expected life of 4 years; expected volatility of 54.5%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on July 6, 2006 was $0.81.  The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.42%; expected life of 2 years; expected volatility of 44.3%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on September 5, 2006 was $0.67.  The fair value of these options was determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.2%; expected life of 1 year; expected volatility of 49.1%; and expected dividends of $Nil.

The weighted average grant date fair value of stock options granted in the year ended December 31, 2005 was $0.89.  The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.45%; expected life of 4 years; expected volatility of 61%; and expected dividends of $Nil.

The weighted average grant date fair value of stock options granted in the year ended December 31, 2004 was $0.87.  The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.30%; expected life of 4.5 years; expected volatility of 61%; and expected dividends of $Nil.

8.

Contributed surplus

	2006	2005	2004
	$	$	$
Balance, beginning of year	2,659,154	1,598,354	374,525
Stock-based compensation
on issue of options	2,488,900	213,600	1,234,783
Fair value of warrants
granted during the year	175,115	885,000	-
Exercise of stock options	(358,698)	(37,800)	(10,954)
Exercise of warrants	(883,000)	-	-
Outstanding and exercisable,
end of year	4,081,471	2,659,154	1,598,354

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.

Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $122,000 for technical services and $40,515 for general and administrative services during 2006 (2005 - $129,840; 2004 - $110,400).

A company controlled by the Chief Operating Officer of the Company was paid $86,000 for geological services during 2006 (2005 - $84,000 for geological services and a vehicle owned by this company was purchased by Almaden for $22,000; 2004 - $66,542).

A company controlled by a director of the Company was paid $5,650 for geochemical consulting services during 2006 (2005 - $Nil; 2004 - $Nil).

An officer of the Company was paid $74,824 for professional services rendered during 2006 (2005 - $62,550; 2004 - $55,637).

Accounts payable at December 31, 2006 included $20,700 due to related companies (2005 - $46,200; 2004 - $18,400).

10.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

		Years ended December 31,
	2006	2005	2004
	$	$	$
Investing activities
Acquisition of marketable securities
in exchange for recoveries on
mineral properties	-	937,367	275,550
Reversal of contributed surplus
on exercise of options	358,698	37,800	10,954
Fair value of warrants upon completion
of private placement	117,115	885,000	-
Proceeds on disposal of equipment
applied to acquisition of other
equipment	-	10,995	23,712

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

11.

Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s revenues arose primarily from interest income on corporate cash reserves, recovery of VAT in Mexico and investment income.  The Company has long-lived assets in the following geographic locations:

	2006	2005
	$	$
Canada	5,886,856	4,595,842
Mexico	1,764,927	1,749,138
	7,651,783	6,344,980

The Company earns revenue in the following geographic locations as determined by the location of the assets or operations:

	2006	2005	2004
	$	$	$
Canada	629,347	182,903	81,053
Mexico	207,584	63,538	57,816
	836,931	246,441	138,869

12.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13.

Fair value

The Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable.  The fair values of these financial instruments approximate their carrying values.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

14.

Income taxes

The Company’s Canadian income tax rate is approximately 34.1% (2005 - 34.9%; 2004 - 35.6%) while the Mexico income tax rate is approximately 29%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2006	2005	2004
	$	$	$
Statutory rate	34.1%	34.9%	35.6%
Income taxes (expense) recovery
at the Canadian statutory rate	1,456,500	487,300	1,212,600
Effect of lower tax rates in foreign
jurisdiction	(4,900)	(32,000)	(200)
Non-deductible expenses	(852,000)	(74,000)	(440,000)
Tax gains (losses) not recognized
in period benefit arose	(599,600)	(79,060)	(434,000)
	-	302,240	338,400

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005
	$	$
Operating and capital loss carryforwards	2,463,000	1,177,000
Canadian exploration expenditures and foreign
exploration and development costs in
excess of book value of resource properties	1,685,000	2,930,000
Share issue costs	167,000	-
Impairment of long-term investment	-	21,800
Capital cost allowance on property, plant and
equipment	48,000	109,000
	4,363,000	4,237,800
Valuation loss provision	(4,363,000)	(4,237,800)
	-	-

At December 31, 2006, the Company had operating loss carryforwards available for tax purposes in Canada of $2,776,320 which expire between 2009 and 2026 and in Mexico of $5,488,000 which expire between 2007 and 2016.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

15.

Commitments and contingencies

(a)

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision.  The matter will proceed to British Columbia Supreme Court.  The Company is waiting for the scheduling of the hearing.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871; however, this amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, $379,653 will be payable in respect of gold sales in fiscal 2000 to 2002. The Company has provided for the liability arising from the assessment.  Any recovery will be credited to operations when received.

(b)

The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

$
2007	48,815
2008	48,815
2009	59,130
2010	60,070
2011	5,000
221,830

(c)

The Company is committed to make the final acquisition payment of US$210,000 in 2007 for the Caballo Blanco property and US$50,000 for the Gallo de Oro and As de Oro claims over three years.

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

(Expressed in Canadian dollars)

16.

Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”).  The following is a reconciliation:

Consolidated balance sheets

	2006	2005
	$	$
Total assets under Canadian GAAP	28,719,562	16,366,755
Write-off of deferred exploration costs (a)	(4,381,885)	(2,618,648)
Adjustment to marketable securities (b)	380,455	609,633
Total assets under US GAAP	24,718,132	14,357,740
Shareholders' equity under Canadian GAAP	27,970,659	15,800,554
Write-off of deferred exploration costs (a)	(4,381,885)	(2,618,648)
Adjustment to marketable securities (b)	380,455	609,633
Shareholders' equity under US GAAP	23,969,229	13,791,539

Consolidated statements of loss and deficit

	2006	2005	2004
	$	$	$
		(Restated)	(Restated)
Net loss under Canadian GAAP	(4,268,775)	(1,095,215)	(3,065,803)
Write-off of current period
deferred exploration costs (a)	(2,817,878)	(1,115,831)	(915,483)
Add back of deferred exploration
costs written off in the current
year (a)	1,054,641	569,679	201,339
Add back write-down of marketable
securities (b)	-	91,590	-
Future income tax expense
flow through shares (c)	-	(302,240)	(338,400)
Net loss under US GAAP	(6,032,012)	(1,852,017)	(4,118,347)
Net loss per share under
US GAAP	(0.14)	(0.06)	(0.14)

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

Consolidated statements of cash flows

	2006	2005	2004
	$	$	$
Operating activities
Operating activities under
Canadian GAAP	(743,843)	(1,576,196)	(1,212,115)
Exploration (a)	(2,903,195)	(1,165,364)	(915,483)
Write-down of marketable
securities (b)	-	(91,590)	-
Operating activities under
US GAAP	(3,647,038)	(2,833,150)	(2,127,598)
Investing activities
Investing activities under
Canadian GAAP	(2,370,231)	(1,816,381)	(1,572,520)
Deferred exploration (a)	2,903,195	1,165,364	915,483
Investing activities under
US GAAP	532,964	(651,017)	(657,037)

(a)

Under Canadian GAAP exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company therefore expensed its exploration expenditures.

(b)

Under Canadian GAAP, marketable securities are recorded at cost.  For US GAAP purposes, equity securities and long-term investments are classified as available-for-sale securities and accordingly, unrealized holding gains and losses on these securities are recorded in other comprehensive income  SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.  Details would be disclosed as follows:

	2006	2005	2004
	$	$	$
		(Restated)	(Restated)
Net loss under US GAAP	(6,032,012)	(1,852,017)	(4,118,347)
Other comprehensive income (loss)
Adjustment to unrealized
gains (losses) on
available-for-sale securities	(229,178)	(22,350)	(223,350)
Comprehensive loss under
US GAAP	(6,261,190)	(1,874,367)	(4,341,697)

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(c)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using the method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability that is recorded directly to shareholders’ equity.

During the completion of the consolidated financial statements for 2006, the Company became aware of a difference between Canadian and US GAAP with respect to the accounting for flow through shares.  For US GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense.  There is no impact on the Company’s financial position or cash flows for any period presented.  The Company has restated the 2005 and 2004 net loss and net loss per share under US GAAP as follows:

		2005			2004
	Originally			Originally
	reported	Restatement	As restated	reported	Restatement	As restated
	$	$	$	$	$	$
Net loss under
US GAAP	(1,549,777)	(302,240)	(1,852,017)	(5,779,947)	(338,400)	(4,118,347)
Net loss per
share under
US GAAP	(0.05)	(0.01)	(0.06)	(0.13)	(0.01)	(0.14)

(d)

Recent accounting pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after November 15, 2007.  Management is currently assessing the impact on the Company’s financial statements.

Accounting for certain hybrid instruments - On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments - an amendment of FASB Statement No. 133 and 140 (“FAS 155”), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.  The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(e)

Recent accounting pronouncements (continued)

Guidance for quantifying financial statement misstatements - On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entitles were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity’s financial statements.  SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements.  There was no impact to the Company on adoption of SAB 108.

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
September 25,
	1980	to
	December 31,			Years ended December 31,
	2006		2006	2005	2004
	$		$	$	$
Professional fees	2,364,001		257,240	197,369	182,995
Depreciation	789,485		231,413	149,477	60,326
Office and licenses	1,562,922		191,607	179,393	138,181
Travel and promotion	843,357		169,649	126,030	176,476
Rent	755,053		140,298	106,754	103,178
Stock exchange fees	336,674		68,437	69,712	24,441
Insurance	106,240		65,884	8,484	6,446
Regulatory compliance	49,849		49,849	-	-
Transfer agent fees	199,353		21,118	21,821	13,783
Bad debts	130,551		-	-	-
B.C. mineral taxes	36,897		-	-	-
Employee benefits	10,512		-	-	-
Management services	16,775		-	-	-
Write-off of incorporation costs	3,298		-	-	-
	7,204,967		1,195,495	859,040	705,826

Schedule 2

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$
For cash upon incorporation	1	1.00	1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993 (carried forward)	5,894,895		3,569,809

Schedule 2

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$
Balance December 31, 1993 (brought forward)	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001 (carried forward)	17,123,006		15,010,776

Schedule 2

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$
Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  March 28, 2007

By     /s/Duane Poliquin

Duane Poliquin, President