Form 20-F/A
period 2006-12-31
ALMADEN MINERALS LTD
filed 2007-12-24
CIK 1015647

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

(    )   Yes   ( X )   No

The Company has revised its mineral property disclosure for the Skoonka Creek prospect in its 20-F annual report for its fiscal year ended December 31, 2006.  The revised discussion follows.

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

The high grade JJ Showing discovered in 2004 is situated about three kilometers to the southwest of the Discovery Vein, on a subparallel ENE structural trend.  It consists of a moderately to steeply dipping zone containing two closely spaced veins (Jan & Jodi Veins) and intensely clay altered andesite wallrock having an estimated combined 2m true width. The quartz veins are massive to colloform banded.  Nine large-sized channel samples were collected on a staggered pattern across the zone.  Weighted average gold assays across the veins and vein zones are as follows:

1. Three samples (R9-R11) across the Jan Vein:

          19.28 g/t Au over 1.0m length (0.67m true width)

2.  Three samples (R12-R14) across the Jodi Vein:

          42.64 g/t Au over 0.93m length (0.62m true width)

3.  Sample string R9H-R9-R9F and 0.5m-offset string R14, R14F:

          22.77 g/t Au over 3.0m length (2.0m true width)

4.  Sample string R9H-R9-R9F and 0.5m-offset sample R13:

          28.33 g/t Au over 2.5m length (1.67m true width)

These channel samples were taken by or under the close supervision of a registered professional geologist and maintained under his control until delivered to an ISO9001:2000 certified assay analytical laboratory for sample preparation and analysis. Sample locations were marked in the field with flagging and weatherproof tags. A UTM grid location for every site was recorded by GPS unit using NAD 27 datum. Rock sample individual weights ranged from 2.5 to 10 kilograms. The laboratory runs standards and provides resamples at varying intervals for each shipment received. A resample consists of analyzing a second cut (subsample) from the sample pulp(or occasionally the  reject portion), and is reported as a rerun (RE) or reject rerun (RRE) on the analysis certificate. At the high grade JJ showing initial gold and silver analyses were by Inductively coupled Plasma- Mass Spectrometry (ICP-MS) and were later checked by metallics fire assays, with good duplication of results in eight of nine samples, which is very good considering the nugget nature of high grade gold mineralization. These results were also checked by resampling by Strongbow Resources Ltd. Prior to their optioning the property from us. The level of quality control increases with the significance of the program, with drill core having more duplicates, blanks, standards and reruns than initial prospecting work.

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

Dated:  December 21, 2007

By     /s/Duane Poliquin

Duane Poliquin, Chairman & CEO