Form 20-F/A
period 2006-12-31
ALMADEN MINERALS LTD
filed 2008-01-25
CIK 1015647

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO.2

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

(    )   Yes   ( X )   No

Explanatory Note - The Company has revised its mineral property disclosure for the Skoonka Creek prospect in its 20-F annual report for its fiscal year ended December 31, 2006.  The revised discussion follows.

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

"MAP 1 - CANADA"

The Elk Property – Canada

"MAP 2 - ELK"

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

"MAP 3 - SKOONKA CREEK"

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

"MAP 4 - MEXICO"

The Caballo Blanco Prospect - Mexico

"MAP 5 - CABALLO BLANCO"

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

"MAP 6 - TULIGTIC"

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

"MAP 7 - VIKY"

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

Notes to Consolidated Financial Statements

--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2006, as filed with the Commission on March 28, 2007--

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

Dated:  January 24, 2008

By     /s/Duane Poliquin

Duane Poliquin, Chairman & CEO