Form 20-F
period 2007-12-31
ALMADEN MINERALS LTD
filed 2008-03-31
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 20-F

(   )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT

OF

1934

For the fiscal year ended December 31, 2007

OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT

OF 1934

OR

(   )

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

Date of event requiring this shell company report …………………………

For the transition period from _____________________ to ____________________

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

44,469,638

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

(   ) Yes  ( X )  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(   ) Yes  ( X )  No

Indicate by check mark weather the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 ( X ) Yes  (  )  No

Indicate by check mark weather the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Mafic:  A general term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

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

Metamorphic:  Means any rock which is altered within the earth’s crust by the effects of heat and/or pressure and/or chemical reactions.  Pertains to the process of metamorphism or to its results.

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

opt: ounces per ton

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

The following selected financial data of the Company for Fiscal 2007, Fiscal 2006 and Fiscal 2005 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2004 and Fiscal 2003 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 18 of the audited consolidated financial statements of the Company for Fiscal 2007 included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003

Canadian GAAP

Revenues

Net loss

Loss per common share

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

U.S. GAAP

Revenues

Net loss (1)

Loss per common share(1)

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock and accumulated paid in capital

Dividends declared per share

$752 (1,049) (0.02) 44,215 17,415 6,849 27,262 27,970 48,226 0 752 (2,853) (0.07) 44,215 17,415 1,929 22,155 22,862 48,226 0	$837 (4,269) (0.10) 41,351 20,242 6,405 27,971 28,720 46,656 0 837 (6,032) (0.14) 41,351 20,622 2,023 23,969 24,718 46,656 0	$246 (1,095) (0.03) 32,079 9,374 5,104 15,801 16,367 31,639 0 246 (1,852) (0.06) 32,079 9,984 2,486 13,792 14,358 31,639 0	$139 (3,066) (0.11) 30,232 4,660 4,440 9,756 10,215 25,259 0 139 (4,118) (0.14) 30,232 5,200 2,368 8,224 8,683 25,259 0	$84 (1,326) (0.06) 23,379 5,101 4,198 9,854 10,342 21,477 0 84 (2,001) (0.09) 23,379 6,000 2,840 9,395 9,883 21,477 0

(1)U.S. GAAP net loss and loss per common share for the years ended 12/31/05 and 12/31/04 have been restated.  Reference is made to Note 18(c) as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2007 Fiscal Year Ended 12/31/2006	$1.07 1.15	$1.19 1.17	$0.92 1.10	$0.99 1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.15	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.18	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	$1.06	$1.00	$1.00	$1.02	$1.03	$1.02
Low	1.00	0.95	0.99	0.98	0.99	0.97

The exchange rate was 1.03 on March 20, 2008.

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

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.  The Company retains an inventory of 1,597 ounces of gold from previous production by its predecessor (“Fairfield”) from the Siwash mine on the Elk property.  The gold was mined in 1994 and shipped to the smelter in 1996.  The gold produced was retained as inventory by Fairfield.  Both the Company and its predecessor have financed their operations principally through the sale of equity securities and entering into joint venture arrangements, and in Fairfield’s case, the sale of its inventory of gold. The recoverability of mineral properties is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability

The Company had net losses in a number of years since its date of incorporation – 9/25/1980.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable under Canadian GAAP. The Company had net losses of $1,048,820 in Fiscal 2007, $4,268,775 in Fiscal 2006 and $1,095,215 in Fiscal 2005.

The cumulative net loss of the Company as at December 31, 2007 was $23,174,814.

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

As a requirement for performing certain exploration activities, the Company has $81,500 on deposit as reclamation bonds for exploration work and site disturbance on the Elk and other prospects in Canada.  These allocated funds have been deposited for the benefit of the Province of British Columbia until released upon approval from the Province after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 25, 2008 there were share purchase options outstanding allowing the holders of these options to purchase 4,337,791 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 187,500 shares of common stock.  Directors and officers of the Company hold 4,017,791 of these share purchase options.  An additional 320,000 share purchase options are held by employees and consultants of the Company.  Directors and officers hold 17,500 of the share purchase warrants. Given the fact that as of March 25, 2008 there were 44,912,038 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin also serves as a director of Motapa Diamonds Inc. and Tarsis Capital Corp.  James McInnes also serves as a director and President of Williams Creek Explorations Limited and Horseshoe Gold Mining Inc. Joseph Montgomery also serves as a director of Abitibi Mining Corp., Sedex Mining Corp., Anglo Minerals Ltd., Comcorp Ventures Inc., Klondike Gold Corp., Amador Gold Corp. and Golden Chalice Resources Inc. Gerald Carlson also serves as a director, President and CEO of Copper Ridge Explorations Inc., director of Amera Resources Corporation, director of Aria Corp., and director of Tarsis Capital Corp.  Barry Smee also serves as a director of Platinum Group Metals Ltd. Marc Blythe also serves as a director and President and Chief Executive Officer of Tarsis Capital Corp. Mark Brown also serves as a director and CFO of Rare Element Resources Ltd., Portal Resources Ltd. and G4G Resources Ltd. He also serves as a director of International Bethlehem Resources Inc., Strategem Capital Inc., BHR Buffalo Head Resources Ltd, Sutter Gold Mining Inc., Ameriplas Holdings Ltd., Mediterranean Resources Ltd., and Animas Resources Ltd.  He also serves as a CFO for Tatmar Ventures Ltd., Pitchstone Exploration Ltd., Tarsis Capital Corp., Fortune Valley Resources Ltd. and Rye Patch Gold Ltd. These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions.

Foreign Operations

The Company currently has exploration projects located in Mexico and the United States.  The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

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

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. In Fiscal 2007, the Company took out an accidental death insurance policy on Duane Poliquin with a $2,000,000 limit.   However, the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

Item 4.     Information on the Company

History & Development of the Company

The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8.  The registered and records office of the Company is 1199 West Hastings Street, Suite 950, Vancouver, British Columbia, Canada, V6E 3T5.

The contact persons are Duane Poliquin, Chairman of the Board and Morgan Poliquin, President.  The telephone number is (604) 689-7644.  The fax number is (604) 689-7645.  The email address is info@almadenminerals.com.  The web-site address is www.almadenminerals.com.

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

At December 31, 2007, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993 and a 30% share interest in Tarsis Capital Corp., a company incorporated in Alberta, Canada on October 21, 2005.

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

Company’s Principal Properties

The Company has two principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), and (2) the Caballo Blanco gold, silver, copper prospect in Mexico (100% interest subject to a sliding scale NSR and a 70% option agreement earn in right by Canadian Gold Hunter Corp.

Company’s Secondary Properties

The Company’s secondary property interests include the ATW diamond prospect in Canada (50% share interest = net 37.5% property interest), the Nicoamen River  prospect in Canada (100% interest subject to a 60% option agreement earn in right by Zenith Industries Corp.), the Merit and Brookmere prospects in Canada (100% interest subject to a 60% option agreement earn in right in either or both of the prospects by Williams Creek Explorations Limited), the San Carlos prospect in Mexico (consists of the San Carlos concession (100% interest) and  the San Jose claim (100% interest), the Yago prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Consolidated Spire Ventures Ltd.), the Bufa prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Lincoln Gold Corp.), the Tuligtic prospect in Mexico (100% interest), the Viky prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Apex Silver Mines Limited), the Matehuapil prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Apex Silver Mines Limited), the Caldera prospect in Mexico (100% interest) and the San Diego prospect in Mexico (100% interest).

The El Pulpo prospect in Mexico was sold to Ross River Minerals Inc. during Fiscal 2005. The PV prospect in Canada was sold to Consolidated Spire Ventures Ltd. during Fiscal 2006.  The MOR, Tim and other prospects in Canada and the Erika prospect in Mexico were sold to Tarsis Capital Corp. during Fiscal 2007 (refer to The MOR Prospect – Canada). During Fiscal 2008, the Ram prospect in Canada was sold to Ross River Minerals Inc. subject to a 2% NSR.

The Company has several other property holdings in Canada, United States and Mexico that are not considered either principal or secondary properties. The Company determines the category of a property based on exploration which is always subject to change based upon results received.

The Company entered into a joint venture agreement in Fiscal 2002 with BHP Billiton World Exploration Inc. to undertake exploration in eastern Mexico. During Fiscal 2006, the agreement was terminated.

The Company also entered into a joint venture agreement in Fiscal 2005 with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to undertake a regional grassroots exploration program for base metal deposits over a selected area in Mexico.  During Fiscal 2007, JOGMEC withdrew from all joint venture activities.

Business Overview

Quality Control

The Company employs a strict quality control program for samples taken during its exploration programs.

Chain of Custody

Samples of rock and drill core and cuttings are sealed by the sampler and kept under control of a qualified person until they are shipped to a laboratory.

Sample Handling

Soil and stream sediment samplers have been trained to industry standard levels of sampling methodology. In general Almaden sieves stream sediment samples to -20 mesh in the field during preparation. Samplers are required to not wear any jewellery or clothing or use equipment which may contaminate the sample. All sample locations are geographically located at the time of sampling using the Global Positioning System. Almaden has prepared standardized sample information cards for samplers to record information concerning the sample location, type and medium. Outcrop, float and dump rock samples are collected by geologists who record similarly ordered geologic information relating to the sample taken.

Blanks

Blank material, a sample of crushed and pulverized rock, known to contain very low or non detectable concentration of gold, is inserted as a pulp into the sample stream on an interval of every 20 samples. Blanks are intended to detect possible contamination.

Duplicates

During drill programs the company routinely includes a field duplicate into the sample stream, spaced at 20 sample intervals. Field duplicate samples are splits of drill core or reverse circulation cuttings from the sample interval. The resulting two field duplicate samples are submitted with separate sample numbers “blind” to the assay lab and separately treated as normal samples. The samples are taken randomly with no regard to rock type, geographic position or degree of alteration or mineralization. These field duplicated are then used to detect the cumulative uncertainties associated with the entire sampling and analytical process.

Standards

During drill programs the company routinely includes a field duplicate into the sample stream, spaced at 20 sample intervals. Standards are purchased from CDN Resource Labs of Vancouver and are prepared by this professional third party lab according to industry standard and accepted methodologies. Standards are utilized to monitor the accuracy of the laboratory work.

Maintaining properties

The following is a general statement about government requirements for holding mineral properties in the jurisdictions where the Company works.

In Canada, mining law is a provincial or territorial matter. Maintaining a mineral property requires annual assessment work or cash in lieu of work.

In the United States, federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management (“BLM”). A payment of U.S.$125 per claim is payable to the BLM by

September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.

In Mexico, mining law is a federal matter.  The government requires annual assessment work, amounts per hectare, which increase with the size and age of the claim.  Land taxes per hectare also have to be paid by January 31 and July 31 each year.  Both amounts are subject to inflation accounting and the inflation adjustment number for each fiscal period is published in the official gazette.

PRINCIPLE PROPERTY INTEREST IN CANADA

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

Expenditures to Date

During Fiscal 2007, the Company incurred $913,132 in exploration costs on the property, primarily on evaluation which included collection of baseline environmental and socio economic data ($298,230) and a new phase of drilling ($365,814).  An asset retirement obligation consisting of future site reclamation costs was recorded to the property ($124,036).  As at December 31, 2007, the Company had deferred costs of $5,650,867 on this property.

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

The 2004 diamond drill program in the Siwash Gold Mine area was completed in early November for a total of 10,265 meters of NQ drilling in 44 holes. The program extended the known perimeter of the WD zone 150 metres to the east and 100 meters downdip in 50 meter step-outs.  Seven holes were drilled into the B zone to test a southwest shoot to depth and to fill in between existing 50 meter intercepts below the existing mine workings.  Four holes were drilled to test the Bullion Creek zone over a 100m strike length.  All completed holes intersected the projected zones.  Two holes were abandoned due to poor ground conditions. Geological interpretation and re-assaying was completed and a summary of composited drill results greater than 10 gm/t-meter Au is listed below.

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

Infrastructure

All major services and labour can be found in Merritt or Westbank, towns accessible by four lane highway to the east and west of the property.  There is good road access throughout most of the property by logging roads and a major highway (97C) crosses the northern claims. Single phase power is available at the highway 2km north of the mine site.  Cell phone and radio phone communications are available from the mine site.

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

The qualified person and supervisor for the 2006 exploration drill program was Wojtek Jakubowski, P. Geo., an employee of Almaden at the time. All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of Almaden’s ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

During fiscal 2007, the Company completed an intensive geological review, involving three senior geologists, of the deposit, resulting in changes to the interpretation of the shape of the orebody.

Geologists modeled a total of 25 separate mineralized structures on cross sections and combined these sections to form three dimensional solids using industry standard software. The mineralized solids were grouped geographically into 3 vein sets: B-Veins, WD-Veins and Other veins not related to B or WD. Composites were formed at 0.5 m intervals that honoured the solid boundaries. Semivariograms were produced for structures with sufficient data to model. A block model consisting of blocks 10 m E-W, 2.5 m N-S and 5 m vertical was superimposed over the solids with blocks coded for the percentage of each solid present. Gold grade was interpolated into each block with some proportion of mineralized structure present by ordinary kriging. Blocks were classified as measured, indicated or inferred based on semivariogram parameters and compliance with NI 43-101. Results were presented as grade-tonnage tables for the mineralized portion of the blocks. No external dilution has been applied.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term "Measured Resources" and “Indicated Resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. US investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. US investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources.

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	320,000	11.585	119,200	581,000	8.952	167,200
	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	901,000	9.887	286,400	826,000	7.949	211,100

In addition, management decided to update metallurgical parameters for the project.  Various reports have been commissioned on the project, however all metallurgical studies pre-date the implementation of NI 43-101.  In order to achieve NI 43-101 compliance for the metallurgical testwork, fresh diamond drill holes were completed to provide bulk samples for testing.  Metallurgical testwork is being carried out under the supervision of Mr. John Follinsbee, P.Eng., of G & T Metallurgical Services Ltd., of Kamloops, BC.

Between August and October, 2007, Almaden carried out a diamond drill program on the property, consisting of 2,469 metres of drilling in 9 holes.  A summary of the highlights from the assays is presented in the table below:

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Gold (opt)
SND07504	36.27	36.63	0.36	2.80	0.08
SND07505	151.65	152.23	0.58	14.60	0.43
SND07506	191.00	194.16	3.16	45.20	1.32
Including	192.10	193.16	1.06	131.00	3.82
SND0707	207.60	207.98	0.38	3.80	0.11
SND0708	157.16	159.66	2.50	10.30	0.30
Including	158.01	158.66	0.65	39.30	1.15
SND0708	399.51	402.01	2.50	26.20	0.76
Including	400.40	401.12	0.72	90.00	2.63
SND07509	31.70	31.98	0.28	30.30	0.88
SND07509	42.66	42.88	0.22	28.10	0.82
SND07509	212.29	214.40	2.11	22.50	0.66
SND07509	219.69	220.76	1.07	8.40	0.25
SND07510	218.95	219.36	0.41	38.60	1.13
SND07511	143.28	143.57	0.29	15.10	0.44
SND07511	178.70	179.22	0.52	27.70	0.81
SND07512	52.84	53.14	0.30	9.42	0.27

The qualified person responsible for supervising the 2007 drill program is Mr. Jim Hylands, B.A.Sc., P.Eng., an independent consultant.

Management of Almaden are awaiting the results of the metallurgical testwork and will consider this, along with internal scoping studies and economic analysis completed during 2007 to determine the future direction of the project.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company’s program for Fiscal 2008 includes completing metallurgical testwork and combining this with economic studies.  Baseline environmental studies and monitoring will continue during Fiscal 2008.  Budgeted costs for Fiscal 2008 are $150,000.  Should management determine that further studies are necessary, additional funds may be allocated to the project.

PRINCIPAL PROPERTY INTEREST IN MEXICO

“MAP 3 - MEXICO”

The Caballo Blanco Prospect - Mexico

“MAP 4 - CABALLO BLANCO”

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

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.  During Fiscal 2006, Comaplex completed the earn-in requirements.  In Fiscal 2007, the Company acquired Comaplex’s 60% option interest for U.S.$1,250,000 and made the final payment of U.S.$210,000 plus value added tax to the underlying owner, now holding a 100% interest in the property subject to the sliding scale NSR. Also in April 2007, the Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”). To earn a 70% interest, CGH must keep the property in good standing, issue 1,000,000 million shares of CGH to the Company (received), make a US$500,000 payment (received), incur exploration expenditures totalling U.S.$12,000,000 and fund all costs required for the completion of a bankable feasibility study. Almaden will be entitled to whatever terms CGH may negotiate for production financing.

Expenditures to Date

During Fiscal 2007, the Company incurred $1,725,482 in acquisition and $739,645 in exploration costs, primarily the payment of professional/technical services ($197,539), geochemical services ($111,040) and travel costs ($136,596). The Company recovered $820,910 of costs in addition to the receipt of 1,000,000 shares (deemed value on receipt - $2,000,000) and U.S.$500,000 from Comaplex.  As at December 31, 2007, the Company is carrying the property at $1.

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

In 2007, Almaden conducted a program of geological mapping, geochemical surveys, induced polarization (IP), geophysical surveys and alteration studies.  CGH subsequently conducted further geological, geochemical and geophysical survey work as well as road building.  Late in 2007, CGH started a diamond drill program which continued into 2008.

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

The Company’s 2007 work program found a new centre of porphyry style copper-gold mineralization in the Central grid area, about 3 kilometres northwest of the previously known mineralized area.  Geological mapping also found alteration in an area between the Highway and Northern zones which may mean the two are connected or one large zone of alteration and mineralization.  CGH conducted further surveys which provided more detail for selecting drill targets and prepared access roads to various areas for drilling.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned 2008 exploration program with all work being conducted by CGH which is earning its interest in the prospect.

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

 Expenditure to Date

During Fiscal 2007, the Company incurred $7,268 in exploration costs which were written off to operations during the year.  As at December 31, 2007, the Company had deferred costs of $100,000, net of write-downs, on this prospect.

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

In 2008, the Company is operating a 38 hole sonic drill program to obtain more till samples in an attempt to narrow the area of search for the source of the indicator mineral train.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company’s planned exploration program for Fiscal 2008 consists of the sonic drill program at a budgeted cost of $310,000.  The Company is responsible for 50% of this amount.

The Nicoamen River Prospect – Canada

The Nicoamen River Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Nicoamen River claim group comprises about 1,945 hectares (19.5 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

In Fiscal 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”). To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.  During Fiscal 2007, Tanqueray relinquished its option on the property.

On December 10, 2007, t he Company entered into an agreement with Zenith Industries Corp. (“Zenith”). To earn a 60% interest, Zenith must incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.

Expenditures to Date

During Fiscal 2007, the Company incurred $290 in acquisition and $4,967 in exploration costs on this prospect. $1,043 was recovered from Tanqueray.  As at December 31, 2007, the Company had deferred costs of $42,264 on this prospect.

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

During 2007 the Company had an independent consultant review work done to date and make recommendations for further work.

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

Insitu mineralization found to date consists of gold-bearing quartz veins in altered granodiorite at the Discovery Zone, and silica-rich pods or clasts in brecciated quartzofeldspathic rocks at the West Zone (located 2.35 km WNW of the Discovery Zone).  The Discovery Zone occurrences have been exposed by a series of small hand trenches in the face of a 130-metre long roadcut in subcrop of variably silicified and/or argillically altered granodiorite.  Local ankeritic (possible) and iron/manganese oxide alteration is also present.  The occurrences are narrow (<1 - 10 cm) banded chalcedony veins associated with local subparallel shears having a close spatial relation to the Nicoamen River Fault.  Both steeply dipping and fairly flat-lying veins occur, with apparent poor continuity.  The vein textures and trace element geochemistry are typical of low sulphidation style epithermal mineralization.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008 with all work being conducted by Zenith which is earning its interest in the prospect.

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

In Fiscal 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”). To earn a 60% interest in either or both of these prospects, Williams Creek must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

Expenditures to Date

During Fiscal 2007, the Company incurred $1,842 in exploration costs on the Merit prospect. The value of securities received pursuant to the option agreement was $18,400.  As at December 31, 2007, the Company had deferred costs of $45,882 on this prospect.

During Fiscal 2007, the Company incurred $88,175 in exploration costs on the Brookmere prospect on a work program undertaken on behalf of Williams Creek. The Company recovered $98,835 from Williams Creek, including administration fees. The value of securities received pursuant to the option agreement was $4,600.  $15,261 was included in income from mineral property options.  As at December 31, 2007, the Company is carrying this prospect at $1.

Location and Access

The prospect is readily accessible by road, 30 kilometres west of Merritt, British Columbia.

History and Recent Work

Pre-acquisition work to September 2004 consisted of prospecting and recon geochemical sampling, based on follow-up of earlier government (BC-RGS) and Company-generated regional gold stream sediment anomalies. Following initial claim staking, in September-October 2004, further similar work was carried out.  All of the samples were tested for 36 elements, by Acme Analytical Laboratories in Vancouver, BC.

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

During 2006, Williams Creek conducted a detailed prospecting and stream silt sampling program on the Brookmere prospect and a geological mapping and soil sampling program on the Merit prospect.

During 2007, Williams Creek conducted further geological mapping and soil surveys on the Brookmere prospect and applied for permits to build roads and drill on the Merit prospect.  These permits were obtained too late for the work to be done in the 2007 field season. A source for the Brookmere geochemical anomalies has not been located.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration for Fiscal 2008 with all work being conducted by Williams Creek which is earning its interest in the prospects.

The San Carlos Prospect – Mexico

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.  The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest

The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The San Carlos claim was acquired directly by staking.  The San Jose claim, initially held under option, was purchased outright in February 2001 for U.S.$100,000 plus a 2% NSR. During Fiscal 2007, the Company acquired the NSR for U.S.$20,000 and the issuance of a share purchase warrant for a term of three years exercisable at a price of $3.00 per share, with an estimated fair value of $13,000.  The Company has a 100% interest in the prospect.

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

Expenditures to Date

During Fiscal 2007, the Company deferred $36,200 in acquisition costs and incurred exploration costs of $77,279, primarily the payment of Mexican mining taxes ($72,763).  All exploration costs incurred during the year were written off to operations.  As at December 31, 2007, the Company had deferred costs of $77,720, net of write-downs, on this prospect.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned Fiscal 2008 exploration program.  The Company is seeking a joint venture partner for this prospect.

The Yago Prospect - Mexico

The Yago prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

From Fiscal 1997 to Fiscal 2004, the Company acquired a 100% interest in the prospect through staking and purchase agreements.

In February 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire has to incur exploration expenditures of U.S.$3,500,000 and issue 800,000 shares to the Company over five years.

Expenditures to Date

During Fiscal 2007, the Company incurred $20,003 in exploration costs on this prospect, primarily on the payment of Mexican mining taxes ($15,127) of which $10,128 was written off to operations.  $6,605 was recovered from Spire and the value of securities received pursuant to the option agreement was $27,000.  $23,730 was included in income from mineral property options.  As at December 31, 2007, the Company is carrying this prospect at $1.

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

Infrastructure

A main railway line crosses the prospect and there are electric powerlines to the town of Yago.  The prospect is approximately seven kilometers from Highway 15 and is traversed by numerous gravel roads.

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

During 2007, Spire conducted a trenching and diamond drilling program in both the Northern and Southern areas of the prospect.  Spire updated on the exploration work in their news release of August 17, 2007 which reported that phase 1 drilling was planned for 3,000m but a total of only 945m were drilled before the start of the rainy season in July.  Highlights of the drilling program to that date were reported and include the following:

Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
DDH-07-M01	137.5	138.6	1.45	1.01	2.1
DDH-07-M02	100.8	101.8	1	0.24	8.5
DDH-07-S01	34.6	37	2.4	0.73	152.09
DDH-07-S03	23.1	24	0.9	0.43	64.1
DDH-07-S04	36.6	37.5	0.9	1.29	49

Spire also announced that it completed a trenching program in the Sagitario area of the prospect along with the following highlights of that program:

Trench	Sample Width (m)	Gold (g/t)	Silver (g/t)
TS1-1A	0.8	1.08	199
TS2-1	1.1	0.89	192
TS2-1	1.1	2.24	551
TS2-2	1.3	4.71	441
TS2-3	1.8	4.13	171
TS2-5	0.2	1.625	25.2

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008 with all work being conducted by Spire which is earning its interest in the prospect.

The Bufa Prospect - Mexico

The Bufa Prospect (formerly “Guadalupe”) is without known reserves and all current work by the Company on the prospect is exploratory in nature.

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

Expenditures to Date

During Fiscal 2007, the Company incurred $11,563 in exploration costs on this prospect of which $6,398 was recovered from Lincoln.  The value of securities received pursuant to the option agreement with Lincoln was $19,500.  $14,336 was included in income on mineral property options.  As at December 31, 2007, the Company was carrying this prospect at $1.

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

During 2007, Lincoln conducted further geological studies and sampling.

In March 2008, Lincoln initiated a drill program.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008 with all work being conducted by Lincoln which is earning its interest in the prospect.

The Tuligtic Prospect – Mexico

The Tuligtic (formerly “Santa Maria”) prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was acquired by staking and is owned 100% through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.

During Fiscal 2006, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”). To earn a 60% interest, Pinnacle had to incur exploration expenditures totalling U.S.$6,000,000 and issue 1,000,000 shares to the Company within six years. During Fiscal 2007, Pinnacle failed to meet the expenditure requirements of the agreement and the Company terminated the agreement.

Expenditures to Date

During Fiscal 2007, the Company incurred $34,697 in exploration costs on this prospect, primarily on claim maintenance fees ($32,586).  $32,763 was recovered from Pinnacle and $2,111 was written-off to operations during the year.  $177 was included in income on mineral property options. As at December 31, 2007, the Company has deferred costs of $121,022 on this prospect.

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

In the first quarter of 2008, the Company conducted a program of alteration mapping and stream sediment sampling.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company’s planned exploration program for Fiscal 2008 consists of alteration mapping and stream sediment sampling.  A joint venture partner is being sought for the project.

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

In Fiscal 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex must incur exploration expenditures totalling U.S.$5,600,000 and make cash payments of U.S.$1,350,000 to the Company over five years.

Expenditures to Date

During Fiscal 2007, the Company incurred $14,655 in exploration costs on this prospect, primarily on professional/technical services ($10,911) of which $2,857 was recovered from Apex and $11,798 written off to operations.  An option payment of $116,000 was received from Apex.  As at December 31, 2007, the Company had deferred costs of $114,918 on this prospect.

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

During 2007, Apex conducted surface mapping and sampling.  A magnetic survey was also completed.

In February 2008, Apex initiated a drill program.

Geology and Mineralization

The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The prospect is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008 with all work being conducted by Apex which is earning its interest in the prospect.

The Matehuapil Prospect - Mexico

The Matehuapil Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 2007, the Company acquired a 100% interest in the Matehuapil claim, subject to a 1% NSR royalty payable to the Mexican government, through the successful bid of approximately $500,000. An initial acquisition payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of the NSR royalty.

The Company subsequently entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex must incur exploration expenditures totalling U.S.$2,600,000 by December 1, 2013 and make cash payments of 3,312,000 Mexican Pesos by July 10, 2009.

Expenditures to Date

During Fiscal 2007, the Company incurred $128,694 in total acquisition costs and $13,863 in exploration costs of which $5,317 was written off to operations.  The Company received $121,989 from Apex pursuant to the option agreement.  As at December 31, 2007, the Company had deferred costs of $15,252 on this prospect.

Location and Access`

The Matehuapil prospect is located in Zacatecas State, Mexico, about 25 km east of Concepcion del Oro.

Infrastructure

There is road access throughout the prospect and single phase power to villages within the prospect boundary.

History and Recent Work

The prospect was held by the government mining agency which conducted surface work and limited geophysics.

Geology and Mineralization

Almaden has identified silver-lead-zinc mineralisation consisting of oxidized sulphides in a jasperoid developed within carbonate units on the northeastern portion of Matehuapil project area which borders the company’s Santa Isabela project claims. This style of mineralization is interpreted to be associated with carbonate replacement sulphide deposits. The Matehuapil claim is centered on historic lead-zinc silver and copper-gold mines and carbonate replacement and skarn mineralization spatially associated with intrusive rocks.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008 with all work being conducted by Apex which is earning its interest in the prospect.

The Caldera Prospect - Mexico

The Caldera Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2007, the Company acquired the Caldera prospect by staking and has a 100% interest in the prospect.

Expenditures to Date

During Fiscal 2007, the Company incurred $16,253 in acquisition costs and $787 in exploration costs on this prospect.  As at December 31, 2007, the Company had deferred costs of $17,040 on this prospect.

Location and Access

The Caldera prospect is located in Puebla State, Mexico, near the town of Libres which is approximately 70 kilometers northeast of Puebla City by the all season paved road.

Infrastructure

There is no infrastructure in place on the prospect.

History and Recent Work

The prospect was discovered by the Company during Fiscal 2007 during a regional exploration program.  There is no known history of mineral exploration or mining in the area.

During Fiscal 2008, the Company initiated a work program consisting of alteration mapping, prospecting, soil and stream sediment sampling and induced polarization (IP) geophysics.

Geology and Mineralization

Hydrothermal alteration typical of high sulphidation epithermal gold-silver environments, including vuggy silica and extensive areas of acid-sulphate alteration, has been identified at the prospect to date over eight kilometres in a northwest-trending window beneath barren, post mineral volcanic rocks.  The altered zone is defined by north-south to northwest trending zones of intense argillic and advanced argillic alteration and silicification, including vuggy residual silica.  Silicified zones are commonly up to 20 meters wide and locally greater 50 meters wide. Locally, silicified zones are cored by cryptocrystalline alunite and are adjacent to parallel zones of pyrophyllite and dickite.  Topaz occurs sporadically at the core of the silicified zones.  Kaolinite+/-smectite forms a broad argillic envelope surrounding the silica and advanced argillic alteration.

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company’s planned exploration program for Fiscal 2008 consists of alteration mapping, prospecting, soil and stream sediment sampling and induced polarization (IP) geophysics.  The Company will plan further work upon reviewing the results of this program.

The Skoonka Creek Prospect – Canada

The Skoonka Creek (formerly “Sam”) Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Skoonka Creek prospect was staked by the Company during Fiscal 2003 to Fiscal 2005 and comprises approximately 10,190 hectares.

In Fiscal 2005, the Company executed an option agreement with Strongbow Exploration Inc. (“Strongbow”), whereby Strongbow could earn an initial 51% interest in the prospect by issuing to the Company 600,000 shares and completing exploration expenditures of $2,000,000 prior to December 31, 2008. During Fiscal 2006, Strongbow completed earn-in requirements and a formal joint venture agreement was completed.  Subsequent work programs reduced the Company’s interest to approximately 32%.

Expenditures to Date

During Fiscal 2007, the Company incurred $75,880 in exploration costs, primarily on drilling ($44,831). At December 31, 2007, the Company wrote all deferred costs on the property off to operations and is carrying the property at $1.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

No plans have yet been formulated for a 2008 exploration program.

The Rock River Coal Prospect – Canada

During Fiscal 2002, the Company acquired a 50% interest in four coal exploration licenses covering 187,698 acres in the Yukon Territory through application to Indian and Northern Affairs Canada.  Santoy Resources Ltd.  held the remaining 50% interest.

The Company was required to file a statement of work or remit fees based on $0.05 per acre in year one, $0.10 per acre in year two and $0.20 per acre in year three.  The licenses expired on July 30, 2007 and were not renewed based on poor drilling results.

Expenditures to Date

During Fiscal 2007, the Company incurred no costs on this prospect and wrote-off all deferred acquisition and exploration costs to operations.

Location and Access

The licenses are located in the Watson Lake Mining District in the Yukon Territory, 100 kilometres north east of Watson Lake.  Access is by helicopter.  A winter road extends to within 10 kilometres of the prospect.

History and Recent Work

Coal was discovered by Sulpetro Minerals Ltd. in the Rock River Basin in July 1980 and five holes were drilled in 1981 for a preliminary evaluation of the coal potential.  A gravity survey of the entire basin on widely spaced lines was carried out in 1982.  This survey identified nine responses possibly sourced by coal units.  These can be divided into six anomalous areas, one of which includes the known coal beds.  Near surface coal was intersected in drill holes one and two.  The Almaden/Troymin joint venture conducted a review of government and Sulpetro data.  During the summer of 2003, a geological review and reconnaissance program was carried out on the prospect by Aurora Geosciences Ltd. In 2006, a limited drill program intersected narrow low quality coal intercepts.

Geology and Mineralization

Tertiary strata in the Rock River Basin accumulated in an inter montane valley whose geometry and history was probably controlled by subsidence related to the Rock River fault.  Coal deposits in the Rock River Basin are interpreted as products of deposition in forest moor environments associated with stable channel fluvial systems.

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

Expenditures to Date

During Fiscal 2007, the Company incurred no costs on this prospect. As at December 31, 2007, the Company is carrying this property at $1.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008.  Yukon Zinc Corporation maintains the property in good standing.

The Fuego Prospect - Mexico

The Fuego Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2003, the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V., acquired 100% interest in the prospect by staking.

In February 2004, the Company entered into an agreement (the “Horseshoe Option” with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe had to maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2007 (amended). During Fiscal 2008, the Company was informed by Horseshoe that it had relinquished its option on the prospect.

Expenditures to Date

During Fiscal 2007, the Company incurred $68,840 in exploration costs, primarily on the payment of Mexican mining taxes ($51,922) and travel ($13,338). The Company recovered $71,176 of exploration costs from Horseshoe. $2,336 was included in income on mineral property options.   As at December 31, 2007, the Company is carrying this prospect at $1.

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

These results indicate that the vein system is mineralized over a broad strike and dip extent. Geological, geochemical and petrologic studies carried out on the veins intersected in core indicate that the depths at which the vein has been tested are still quite shallow within the hydrothermal system and relative to where high grades are expected. This is in part due to the vein dipping at a shallower angle than expected. Management of both firms are currently reviewing all the data available in order to better understand these results in anticipation of a follow-up drill program designed to test the vein system at greater depths and to target areas highlighted by this first phase drilling.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has engaged an independent engineer to review all work on the project and make recommendations for any further work on the prospect.

The Tropico Prospect - Mexico

The Tropico Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company’s predecessor (“Fairfield”) acquired the claims from a subsidiary of BHP Billiton, for a nominal consideration. The property is subject to a 2.25% net smelter return payable to BHP. In Fiscal 1999, Fairfield optioned the property to Santoy Resources Ltd. (“Santoy”) who earned a 60% interest. Subsequently, the joint venture purchased the Maricela and Tarantula II claims.  The prospect was reduced to these claims but in 2007 the El Recodo claim of 21,000 hectares was staked.

Expenditures to Date

During Fiscal 2007, the Company incurred $13,876 in acquisition costs and $4,764 in exploration costs on the prospect of which $10,274 was recovered from Santoy.  As at December 31, 2007, the Company had deferred costs of $8,367 for this prospect.

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

The Maricela and Tarantula II claims are underlain by the same mafic intrusive complex that Santoy has been exploring on the adjoining Tropico claims.  Results from previous geological mapping and chip sampling, along with grid soil geochemistry and geophysical surveying have outlined a one kilometre wide copper-gold-silver mineralized pyroxenite unit that can be traced for a strike length of 2.5 kilometres.

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

A second phase of exploration was completed in October of 2002.  A further four trenches were completed within the Maricela area, bringing the total number of trenches in this area to sixteen. Following this trenching program a second phase of drilling was carried out totaling 1,554 meters in 10 diamond drill holes. Five of these holes tested a 1,100 meter long section of the mafic complex, including the Maricela area. Three holes tested a portion of the projected hangingwall contact area between massive pyroxenite and megacrystic gabbro in the Maricela area. Limited induced polarization work and a further three holes were drilled early in 2003, no significant values were encountered. A limited metallurgical test returned low recoveries of metals.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned Fiscal 2008 exploration program.  The Company and Santoy are looking for a joint venture partner and discussions are underway with a third party to option the prospect.

The Campanario Prospect – Mexico

The Campanario Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was acquired directly by staking and the Company has a 100% interest.  In November 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire had to incur exploration expenditures of $3,500,000 and issue 500,000 shares to the Company by April 30, 2011.  In late 2007, Spire relinquished its option on the prospect.

Expenditures to Date

During Fiscal 2007, the Company incurred $14,219 in exploration costs on this prospect of which $13,653 was recovered from Spire and the remainder written off to operations.  As at December 31, 2007, the Company had deferred costs of $28,757 on this prospect.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company has no planned exploration program for Fiscal 2008.  The Company is looking for a joint venture partner for the prospect.

Japan Oil, Gas and Metals National Corporation Joint Venture - Mexico

On July 29, 2005, the Company entered into a Letter of Intent and Preliminary Agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”). The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  To keep the joint venture in good standing, JOGMEC had to contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC could have acquired a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional U.S.$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.

In addition to the exploration joint venture, JOGMEC could have earned an initial 51% interest in the Company’s Santa Isabela property, acquired by staking, by incurring exploration expenditures totaling U.S.$300,000 by October 31, 2005 and by incurring an aggregate of  exploration expenditure totaling U.S.$1,000,000 by March 31, 2007. In October, 2005 a program of soil sampling, Induced Polarisation (IP) and magnetics geophysics was conducted. A diamond drill program was also initiated however delays and difficulties in drilling under the timing constraints limited the drilling program to one hole which was drilled to a depth of 363 meters. The drill hole encountered two broad zones of anomalous lead, zinc, silver and arsenic values within zones of bleached, brecciated and calcite veined limestone. The hole was designed to test one of the areas of elevated silver, lead and zinc values in soil. Roughly 400 meters away from the location of this drill hole, IP geophysics identified an area of highly elevated chargeability responses thought to represent massive sulphide style mineralization at depth. Budget and time constraints did not allow for drill testing this anomaly. The alteration and mineralization observed in the hole drilled are interpreted to be typical of that associated with areas peripheral to zones of massive sulphide mineralization.

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

During Fiscal 2007, JOGMEC withdrew from all joint venture activities.

BHP Billiton Joint Venture - Mexico

On May 9, 2002, the Company entered into a joint venture agreement (“Joint Venture”) with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico. Under terms of the Joint Venture, each company advanced U.S.$200,000 for exploration in the first year. The parties were negotiating an agreement whereunder, to earn a 51% interest in a Project Area designated under the Joint Venture, BHP must have incurred an aggregate of U.S.$750,000 for exploration on the Project Area on or before the 7th anniversary of the Agreement, of which U.S.$250,000 must be expended by the 5th anniversary, after which both companies were committed to fund a further U.S.$750,000 of exploration. If either company failed to make its contribution, it would be diluted.

During Fiscal 2005, the Company signed two amendments in order to extend its agreement with BHP.  The terms of the agreement outline two separate phases dependant upon success in the first phase.

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

During Fiscal 2007, the Company abandoned the Candy and El Sabino prospects and now holds a 100% interest in the Santa Isabela, El Fierro, Zapotec and Tuligtic prospects.

The El Pulpo Prospect - Mexico

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

The PV Prospect – Canada

Option to Acquire Interest

The initial 10 claims (40 units) comprising the PV prospect were acquired by staking by the Company’s predecessor (“Fairfield”) in October 2001.  The Company added 26 single-unit PV claims by staking in February and June 2003, and also staked a separate block of 12 single-unit NIC claims during October 2003.

In March 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire had to incur exploration expenditures totalling $1.3 million and issue 600,000 shares to the Company by January 10, 2007. In May 2004, the Company completed the staking of an additional 22 mineral claims and was reimbursed by Spire for the costs of this work. These new claims partly overlapped and substantially expanded the previous PV and NIC claim groups, joining them into one contiguous block currently comprising 353 units or approximately 88 square kilometres.

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

The MOR Prospect – Canada

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

In Fiscal 2007, the Company sold its interest in the MOR prospect, the Tim prospect and certain other prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”).  In addition, the Company retained a NSR equal to 2% of all metals discovered on the prospects and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length party with a commitment by the third party to expend a minimum of $500,000 on the property.

Expenditures to Date

During Fiscal 2007, the Company incurred $21,968 of costs on this prospect prior to its sale.

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

The Tim Prospect - Yukon Territory

Option to Acquire Interest

The Company owned a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

In Fiscal 2007, the Company sold its interest in the Tim prospect, the MOR prospect and certain other prospects located in the Yukon Territory and Mexico (refer to The MOR Prospect – Canada).

Expenditures to Date

During Fiscal 2007, the Company incurred no costs on this prospect prior to its sale.

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

A diamond drill program was recommended following evaluation of the 1988 exploration results, but was never carried out.  The property has been reduced to 10 claims covering the main (North Zone) trend of mineralization.  No work has been conducted on the prospect since 1988.

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

The Ram Prospect – Canada

Option to Acquire Interest

The Ram claims were acquired from the Company’s predecessor (“Fairfield”) and were 100% owned by the Company.

In May 2000, Fairfield entered into an agreement (later amended) with Ross River Gold Ltd. (now Ross River Minerals Inc.  (“Ross River”)) whereby Ross River could have earned a 70% interest in the prospect by incurring $500,000 in exploration expenditures by April 1, 2008 and issuing to the Company a total of 390,000 shares.

In January 2008, the Company completed the sale of the Ram prospect to Ross River for 100,000 shares of Ross River and a 2% NSR.

Expenditures to Date

During Fiscal 2007, the Company incurred no costs on this prospect.

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

During 2002, Ross River carried out further prospecting and rock sampling on the Ram claims, as well as diamond drilling of four holes totaling 342.6 metres to test EM and geochemical anomalies.

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

Planned Work Program – Fiscal 2008, Ending December 31, 2008

The Company sold its interest in this prospect to Ross River in January 2008.

Item 5.

Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2007, 2006 and 2005 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

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

Fiscal 2007 compared to Fiscal 2006

The Company’s operations during the year ended December 31, 2007 (“Fiscal 2007”) produced a net loss of $1,048,820 or $0.02 per share compared to a net loss of $4,268,775 or $0.10 per share for the fiscal year ended December 31, 2006 (“Fiscal 2006”).  The decrease in net loss was primarily due to an increase in income on mineral property options and a decrease in stock-based compensation.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflects the excess of the market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property.  During Fiscal 2007, the income on mineral property options primarily consisted of the receipt of 3,500,000 shares of Tarsis pursuant to the agreement to sell certain of the Company’s zinc properties, primarily in the Yukon Territory in Canada and the Erika property in Mexico.  The estimated market value of the transaction was $1,120,000 which exceeded the book value of the properties by $969,314. The Company also received option payments of $530,000 and 1,000,000 shares of Canadian Gold Hunter Corp. (value on receipt - $2,000,000) pursuant to the agreement on the Caballo Blanco property which exceeded our carrying value of the property by $333,264. The Company also received the final payment consisting of 1,000,000 shares of Consolidated Spire Ventures Ltd. (value on receipt - $200,000) pursuant to the agreement to sell our 40% interest in the PV property, which represented the majority of income on mineral property options during Fiscal 2006.  Stock-based compensation expense is directly related to, and fluctuates based on, the number of stock option granted during any period.  A future income tax recovery of $642,600 was recognized during Fiscal 2007 relating to flow-through shares issued during Fiscal 2006 and renounced in the first quarter of Fiscal 2007.

Because the Company is an exploration company, it has no revenue from mining operations.  Revenue consists primarily of interest income and the recovery of value-added tax in Mexico included in other income. Interest income remained consistent in Fiscal 2007 compared with Fiscal 2006. The recovery of value-added tax in Mexico decreased during Fiscal 2007 as the Company recovered much of prior year’s recoveries in Fiscal 2006.  With the increase in recovery of value-added tax over the past several years, the Company has lower recoverable balances remaining. Some of the value-added tax recovered in Fiscal 2007 relates to claims made in the prior year. The recovery of value-added tax in Mexico has been inconsistent throughout the years and although increasing, the Company cannot be certain this will continue to be the trend.

General and administrative expenses were $1,510,290 during Fiscal 2007 compared to $1,195,495 in Fiscal 2006.  This increase is due mainly to the hiring of staff which increased office and licences to $334,054 and an increase in travel and promotion to $251,029. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference, the Latin America Mining Congress in Miami, the World Gold, PMG, & Diamond Investment Conference, the True Wealth Gold & Commodities Conference in Long Beach, the Agora Financial Investment Symposium and the New Orleans Investment Conference. The Company engaged Roth Investor Relations Inc. of New Jersey who organized a presentation to various fund managers and stock brokers in Chicago, New York and Boston. The Company also continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration costs were $1,292,578 in Fiscal 2007 compared to $718,191 in Fiscal 2006.  The increase is primarily due to increased exploration being undertaken in the western USA and Mexico.

Significant non-cash items include income on mineral property options, the gain on deemed partial dilution of the investment in Tarsis and the recovery of income tax recognized on the renouncement of tax deductibility relating to flow-through shares. Income on mineral property options was $1,577,696 in Fiscal 2007 compared to $527,811 in Fiscal 2006. In Fiscal 2007 this income is primarily pursuant to the agreement to sell certain of the Company’s zinc properties, the agreement on the Caballo Blanco property and the final payment pursuant to the agreement to sell our 40% interest in the PV property, all discussed above. In Fiscal 2006 the majority of income on mineral property options is from the receipt of 2,000,000 shares (value on receipt - $540,250) of Consolidated Spire Ventures Ltd. pursuant to the agreement to sell our interest in the PV property. Stock-based compensation during Fiscal 2007 was $700,500 as compared to $2,488,900 during Fiscal 2006.

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

The Company has no revenue from mining operations. Revenue consists primarily of interest income. Interest income increased significantly during 2006 due to the higher cash balances available for investment. The higher cash balances are mainly the result of share purchase warrants exercised during the year due to an early expiry provision contained in warrants issued in November 2005 which was effected during 2006. The recovery of value-added tax in Mexico is included in other income. The recovery has been inconsistent. Some of the value-added tax recovered in 2006 relates to claims made in the prior year. Not all of the value-added tax claimed in 2006 was recovered in the year. The recovery of value-added tax in Mexico has been steadily increasing although the Company cannot be certain this will continue to be the trend.

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

Significant non-cash items include the income on mineral property options and the stock-based compensation recognized for stock options granted discussed above and the write-down of interests in mineral properties which fluctuates year to year based on management’s evaluation of the carrying value of each mineral property interest held at that time.  Income on mineral property options was $527,811 in Fiscal 2006 compared to $912,795 in Fiscal 2005. In Fiscal 2006 this income is from the receipt of 2,000,000 shares (value on receipt - $540,250) of Consolidated Spire Ventures Ltd. In Fiscal 2005, this income is mainly from the receipt of 2,200,000 shares (value on receipt - $616,000) of Ross River Minerals Ltd. and the receipt of 850,000 shares (value on receipt - $136,000) of Hawkeye Gold and Diamond Inc.  Write-down of interests in mineral properties during Fiscal 2006 increased to $1,125,334 compared to $567,658 in Fiscal 2005. This write-down is based on management’s evaluation of the carrying value of each mineral property interest held. Stock-based compensation during Fiscal 2006 was $2,488,900 as compared to $213,600 during Fiscal 2005.  This expense is directly related to the number of stock options granted during any fiscal year.  During Fiscal 2005, a future income tax recovery of $302,240 in Fiscal 2005 was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.  The future income tax recovery relating to flow-through shares issued during Fiscal 2006 will be recognized when renounced in the first quarter of Fiscal 2007. Reference is made to Note 18(d) of the audited consolidated financial statements of the Company for Fiscal 2007 as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

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

Liquidity and Capital Resources

Fiscal 2007

At the end of Fiscal 2007, the Company had working capital of $17,415,132 compared to $20,242,376 at the end of Fiscal 2006 and cash and cash equivalents of $14,548,760 at the end of Fiscal 2007 compared to $18,796,956 at the end of Fiscal 2006. The decrease in cash and working capital in Fiscal 2007 is mainly due to the investment in mineral properties. In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at the end of Fiscal 2007 was $1,307,798 or $1,033,030 above book value. This value differs from the GAAP valuation on the balance sheet which is at the lower of cost or market. The fair market value of the Company’s marketable securities on the balance sheet at the end of Fiscal 2007 was $2,646,959. Should the Company dispose of all its equity securities at one particular time, it may not realize this value. Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings.  Also included in working capital is a liability arising from the contingent obligation in the event we are unsuccessful in our appeal of assessed additional mineral tax of $379,653 for prior years. On June 22, 2005, a petition was filed on our behalf in the Supreme Court.  The matter will proceed to British Columbia Supreme Court.  The Company is waiting for the scheduling of the hearing.  The Company expects its cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during Fiscal 2007 was $2,228,550 compared to $743,843 during Fiscal 2006.   Significant non-cash expenses as discussed above.

Cash flows from financing activities during Fiscal 2007 were $1,097,893 compared to $13,949,980 during Fiscal 2006.  The source of cash during Fiscal 2007 is from the exercise of stock options ($935,456) and the exercise of share purchase warrants ($162,437). Please see the consolidated statements of shareholders’ equity and Note 9 to the consolidated financial statements for the year ended December 31, 2007 for further details.

Cash used for investing activities during Fiscal 2007 was $3,081,539 compared to $2,370,231 during Fiscal 2006. During Fiscal 2007, the Company had proceeds from the sale of equity securities of $625,897 compared to $806,039 in Fiscal 2006. This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value. The Company invested $173,418 in property plant and equipment during Fiscal 2007 compared to $247,575 during Fiscal 2006, primarily the purchase of vehicles ($88,460) and field equipment ($62,150) to be used in exploration.  During Fiscal 2007 the Company made investments of $2,992,345 in mineral properties interests compared to $2,903,195 during Fiscal 2006, most significantly the acquisition of Comaplex’s 60% option interest in the Caballo Blanco property in Mexico for $1,462,000 and the final acquisition payment to the original owner of $245,700, the exploration and drilling undertaken at Elk ($913,132) and the staking of new claims in Nevada and Utah ($578,661). The Company also placed a mineral property deposit of $585,893 for the Matehuapil concession.  Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered. There were no gold sales during Fiscal 2007 and Fiscal 2006. The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

Fiscal 2006

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

Related party transactions

A total of $181,713 (2006 - $162,515; 2005 - $129,840) was paid to a company controlled by Duane Poliquin, Chairman of the Board, Chief Executive Officer and Director of the Company, for geological consulting services and general and administrative services during the year. A total of $Nil (2006 - $86,000; 2005 - $84,000) for geological services to a company controlled by Morgan Poliquin, President, Chief Operating Officer and Director of the Company, for geological consulting services during the year.  A total of $6,490 (2006 - $5,650; 2005 - $Nil) was paid to a company owned by Barry Smee, a Director of the Company, and his wife for geochemical consulting services provided during the year.  A total of $115,892 (2006 - $59,200; 2005 - $Nil) was paid to Marc Blythe, the Vice-President-Mining of the Company for technical services during the year.  These amounts are included in general exploration and mineral property costs.  A total of $11,000 (2006 - $Nil; 2005 - $Nil) was paid to a company controlled by Mark T. Brown, Chief Financial Officer of the Company for financial and administrative services during the year.  This amount is included in professional fees. A total of $Nil (2006 - $74,824; 2005 - $62,550) was paid to Dione Bitzer, CMA, an Officer of the Company for accounting services during the year.  This amount was included in professional fees.

A company with a common officer holds 25,000 warrants of the Company. The Company has investments in two companies which had optioned properties from the Company which have one director in common with the Company.

During Fiscal 2007, the Company charged Tarsis Capital Corp. a company with two directors and two officers in common with the Company, $22,899 for office rent and various expenses.

Accounts receivable at December 31, 2007 included $49,863 (2006 - $2,348; 2005 - $Nil) owing from related companies.  Accounts payable at December 31, 2007 included $7,300 (2006 - $20,700; 2005 - $46,200) due to related companies.

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

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company also intends to make acquisition payments of U.S.$10,000 in each of 2008 and 2009 for the Gallo de Oro claim. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. During Fiscal 2007, the Company entered into Executive Employment Contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  During Fiscal 2007, the Company also entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Table No. 4 lists the total contractual obligations as at December 31, 2007 for each period.

Table No. 4

Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$173,000	$48,800	$124,200	-	-
Property acquisition	$19,800	$9,900	$9,900	-	-
Executive employment contracts	$490,000	$280,000	$210,000	-	-
Financial services contract	$51,000	$51,000

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

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

Marketable Securities

Previously under Canadian GAAP, marketable securities were recorded at cost. For U.S. GAAP purposes, equity securities and long-term investments are classified as available-for-sale securities and accordingly, unrealized holding gains and losses on these securities are recorded in other comprehensive income SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

Effective January 1, 2007 the Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement; 3865; Hedges; and 1530, Comprehensive Income which address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income in the financial statements.  The adoption of these standards aligns Canadian GAAP with U.S. GAAP as it relates to the Company’s marketable securities.

Investment

Under Canadian and U.S. GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting.  Under U.S. GAAP, the Company’s share of Tarsis’ loss was $118,344 higher to reflect the fact that Tarsis is required to expense exploration expenditures under U.S. GAAP.

During 2007, Tarsis issued shares and diluted the Company’s equity interest.  For Canadian GAAP purposes, the Company recorded a gain on dilution of $436,296 as a component of the equity loss.  Under U.S. GAAP, gains on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders’ equity.

Flow-through Common Shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity.

For U.S. GAAP purposes, the premium paid for flow-through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The recognition of the future income tax liability upon renounciation of the flow through expenditures is recorded as income tax expense in the period of renounciation.

During the completion of the consolidated financial statements for 2006, the Company became aware of a difference between Canadian and U.S. GAAP with respect to the accounting for flow through shares. For U.S. GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented. The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense. The Company has restated the 2005 financial statements as follows:

	2005
	Originally Reported	Restatement	As Restated
Net loss under U.S. GAAP	($1,549,777)	($302,240)	($1,852,017)
Net loss per share under U.S. GAAP	($0.05)	($0.01)	$(0.06)

The impact of these differences is an increase in net loss of $1,763,237 or 0.04 per share in Fiscal 2006 and $779,152 or $0.03 per share in Fiscal 2005.

Changes in U.S. accounting policies and principles

Uncertainty in Income Taxes

Effective January 1, 2007, the Company was required to adopt the provisions of FASB Interpretation 48, Uncertainty in Income Taxes (FIN 48).  FIN 48 provides guidance on the recognition and measurement of uncertain tax positions.  The adoption of this standard had no impact on the Company’s financial results or financial position.

Fair Value Measurements

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact on the Company’s financial statements.

Critical Accounting Policies

The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2007. There are two policies that may not be readily understood.  These policies relate to the valuation of capitalizing of mineral exploration expenditures and the calculation of stock-based compensation.

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

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

The Company accounts for options granted under its fixed stock option plan using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is calculated using a Black-Scholes option pricing model, accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, stock-based compensation, depreciation, determination of net recoverable value of assets, asset retirement obligations, determination of fair value on taxes and contingencies.

Changes in Canadian accounting policies and principles

Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook.  The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet.  These sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specific how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applies in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables.  In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost.  Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired.  Changes in the fair market value of trading securities are recorded directly into income.  Financial liabilities are classified as trading or at amortized cost.

The Company adopted the new standards effective January 1, 2007.  The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income.  The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,699,597 at January 1, 2007 with an adjustment to increase opening accumulated other comprehensive income by $380,455 as of January 1, 2007.

Accounting policies to be adopted

Financial instrument disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which together compromise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments.  Section 3862 requires disclosure of additional detail by financial asset and liability categories.  Section 3863 established standards for presentation of financial instruments and on-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classifications of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The Company will implement these disclosures in the first quarter of 2008.

Capital disclosures

In December 2006, the CICA issued Section 1535 of the CICA Handbook, Capital Disclosures, which applies to fiscal years beginning on or after October 1, 2007.  This section establishes standards for disclosing information about an entity’s capital and how it is managed.  The Company will implement these disclosures in the first quarter of 2008.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which provides more guidance on the measurement and disclosure requirements for inventories.  Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to the net realizable value.  The new pronouncement is effective in the first quarter of 2008, and the new standard is not expected to have a material impact on the Company’s results of operations.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

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

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian generally accepted accounting principles (GAAP), as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period currently expected to be complete by 2011.  As the International Accounting Standards Board currently has projects underway that should result in new pronouncements and since this Canadian convergence initiative is very much in its infancy as of the date of this management’s discussion and analysis, the Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

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

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee Donald Lorimer(1)	67 70 67 80 36 62 62 74	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 November 17, 2003

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

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Marc G. Blythe Mark T. Brown Dione Bitzer	Chairman of the Board and Chief Executive Officer President and Chief Operating Officer Vice-President-Mining Chief Financial Officer Controller	67 36 38 39 46	February 1, 2002 (4) March 1, 2007 September 5, 2006 November 15, 2007 February 1, 2002 (4)

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation. He gained international experience with major mining companies where he participated in several important mine discoveries. Mr. Poliquin has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company. He also serves as a director of the following companies:

a.

Motapa Diamonds Inc., a company listed on the TSX-V, exploring for diamonds in Africa.

b.

Tarsis Capital Corp., a base metal exploration company listed on the TSX-V.

James E. McInnes is a retired lawyer and a former geologist with over 40 years experience in mineral exploration and mining law. He has held executive positions with several junior resource companies over his career. Mr. McInnes spend 25% of his time on the affairs of the Company. He also serves as a director and President of the following companies:

a.

Williams Creek Explorations Limited, a gold, copper and diamond exploration company listed on the TSX-V.

b.

Horseshoe Gold Mining Inc., a diamond and gold exploration company listed on the TSX-V.

John D. (Jack) McCleary is a registered professional geologist with 40 years experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he served as a director for 5 years. Mr. McCleary spends less than 5% of his time on the affairs of the Company.

Joseph Montgomery, Ph.D., P.Eng. is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. He spends less than 10% of his time on the affairs of the Company. Mr. Montgomery also serves as a director of the following companies:

a.

Abitibi Mining Corp., a company with lead and zinc deposits listed on the TSX-V.

b.

Sedex Mining Corp., a company with lead and zinc property holdings listed on the TSX-V.

c.

Anglo Potash Ltd., a company with potash property holdings listed on the TSX-V.

d.

Klondike Gold Corp., a gold and base metals exploration company listed on the TSX-V.

e.

Amador Gold Corp., a gold and base metals exploration company listed on the TSX-V.

f.

Golden Chalice Resources Inc., a gold and base metals exploration company listed on the TSX-V.

g.

Kalahari Resources Inc., a gold and base metals exploration company listed on the TSX-V.

h.

Klondike Silver Corp., a company with an operating silver mine listed on the TSX-V.

i.

Chalice Diamonds, a diamond exploration company listed on the TSX-V.

j.

Cosigo Resources Inc., a gold and emerald exploration company listed on the CNQ.

Morgan Poliquin, M.Sc., P.Eng., is a registered professional geological engineer with 14 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji.  Mr. Poliquin spends virtually all of his time of the affairs of the Company directing its exploration programs.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College. He is past President of ConSil Corp. and past Vice President of Exploration for Dentonia Resources Ltd.  Mr. Carlson became President, Chief Executive Officer and a director of La Teko Resources Ltd. in December 1996, a position he held until the acquisition of La Teko by Kinross Gold Corporation in February 1999. Since 1999, he has been President and CEO of Copper Ridge Explorations Inc. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as a director and President of Copper Ridge Explorations Inc., a gold and copper exploration company listed on the TSX-V, and a director of the following companies:

a.

Amera Resources Corporation, a gold and base metals company listed on the TSX-V.

b.

Aria Corp., an oil and gas company listing on the OTC.

c.

Tarsis Capital Corporation, a base metal exploration company listed on the TSX-V.

Barry W. Smee is a consulting geochemist based in British Colombia. He obtained a B.Sc. in chemistry and geology from the University of Alberta, and a Ph.D. in geochemistry from the University of New Brunswick. He has designed and managed commercial analytical laboratories and worked in academia, government and industry for over 40 years. He has authored or co-authored over 50 scientific papers on geochemical and quality control topics. Barry formed Smee and Associates Consulting Ltd., a privately owned geochemical consulting company in 1990 through which he has actively promoted the use of Quality Control protocols in mineral exploration, comprehensive due diligence procedures, and the intelligent use of modern geochemical methods. Dr. Smee spends less than 5% of his time on the affairs of the Company. He also serves as a director of Platinum Group Metals Ltd., a platinum exploration company listed on the TSX and AMEX.

Marc G. Blythe, P.Eng., MBA. has a Master of Business Administration from La Trobe University in Melbourne and a Bachelor of Mining Engineering degree from the Western Australian School of Mines.  Mr. Blythe was Corporate Senior Mining Engineer for Placer Dome Inc. based in Vancouver from 2004 until 2006, where he completed internal and external mine evaluation, including advising on potential acquisitions and mining technology implementation.  Prior to this, he was a Mine Superintendent and Senior Planning Engineer for Placer Dome based in Kalgoorlie, Australia and a Contract Mine Manager for Western Mining Corporation. Mr. Blythe spends 35% of his time on the affairs of the Company.  He also serves as a director and President of Tarsis Capital Corp., a base metal exploration company listed on the TSX-V.

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

Mark T. Brown is a Chartered Accountant and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 20% of his time on the affairs of the Company.  He also serves as a director and CFO of the following companies:

a.

Rare Element Resources Ltd., a gold and rare earth elements exploration company listed on the TSX-V.

b.

Portal Resources Ltd., a uranium, gold, silver and copper exploration company listed on the TSX-V.

c.

G4G Resources Ltd., a company producing iron ore listed on the TSX-V.

Mr. Brown also serves as a director of the following companies:

a.

International Bethlehem Resources Ltd., a company with polymetallic mineral deposits listed on the TSX-V.

b.

Strategem Capital Inc., a merchant bank investing in uranium, gold, silver and copper mineral exploration listed on the TSX-V.

c.

BHR Buffalo Head Resources Ltd., a company previously in mineral exploration listed on the TSX-V (NEX).

d.

Sutter Gold Mining Inc., a gold exploration company listed on the TSX-V.

e.

Ameriplas Holdings Ltd., an (industrial) plastics manufacturing company listed on the TSX-V.

f.

Mediterranean Resources Ltd., a gold exploration company listed on the TSX-V.

g.

Animas Resources Ltd., a gold exploration company listed on the TSX-V.

He also serves as CFO of the following companies:

a.

Tatmar Ventures Ltd., a copper exploration company listed on the TSX-V.

b.

Pitchstone Exloration Ltd., a uranium exploration company listed on the TSX-V.

c.

Fortune Valley Resources Ltd., a gold and silver exploration company listed on the TSX-V.

d.

Rye Patch Gold Ltd., a gold exploration company listed on the TSX-V.

e.

Tarsis Capital Corp., a base metals exploration company listed on the TSX-V.

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

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Duane Poliquin, Chairman of the Board, CEO and Director, is the father of Morgan Poliquin, President and Chief Operating Officer and Director.

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

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2007 was $533,786.

Table No. 7

Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board, Director & Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 450,000 240,000	Nil Nil Nil	$181,713(1) 162,515(1) 129,840(1)
James E. McInnes Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Joseph Montgomery Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Morgan Poliquin President, Director & Chief Operating Officer	2007 2006 2005	$140,000 Nil Nil	$5,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 600,000 Nil	Nil Nil Nil	Nil $86,000(2) 84,000(2)
Gerald G. Carlson Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 75,000 Nil	Nil Nil Nil	Nil Nil Nil
Barry W. Smee Director	2007 2006 2005	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil 150,000 N/A	Nil Nil N/A	$6,490(3) 5,650(3) N/A
Donald M. Lorimer Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 Nil	Nil Nil Nil	Nil Nil Nil
Marc Blythe Vice-President-Mining	2007 2006 2005	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	50,000 50,000 N/A	Nil N/A N/A	$115,892 59,200 N/A
Mark T. Brown Chief Financial Officer	2007 2006 2005	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	100,000 N/A N/A	Nil N/A N/A	$11,000(4) N/A N/A
Dione Bitzer Controller	2007 2006 2005	$71,691 Nil Nil	$2,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	Nil $74,824 62,550

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

(4)  For financial and administrative services provided by Pacific Opportunity Capital, a company controlled by Mark T. Brown and his family.

Remuneration for Termination

The Company has the following termination clauses within its executive compensation contracts.

The Executive Compensation Contract dated April 12, 2007 between the Company and Duane Poliquin (“Executive”) and Hawk Mountain Resources Ltd. (“Management Company”) will terminate or may be terminated for any one of the following reasons:

a)

voluntary, upon at least three months prior written notice of termination by the Management Company  to the Company; or

b)

by the Company for Cause; or

c)

without Cause, as hereinafter defined in Section 9, upon at least three months prior written notice of termination by the Company to the Management Company; or

d)

upon the death or disability of the Executive, as hereinafter defined in Section 10; or

e)

upon retirement by the Executive.

Termination by the Management Company Voluntarily or by the Company for Cause

If the Management Company shall voluntarily terminate the providing the services of the Executive under this Agreement or if the employment of the Management Company is terminated by the Company for Cause, then all compensation and benefits as heretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Management Company’s employment shall mean:

a)

the repeated and demonstrated failure by the Executive or the Management Company to perform the Executive or the Management Company’s material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive or the Management Company has not substantially performed the Executive or the Management Company’s duties under this Agreement; or

b)

the willful engagement by the Executive or the Management Company in misconduct which is materially injurious to the Company, monetarily or otherwise;

c)

any other willful violation by the Executive or the Management Company of the provisions of this Agreement; or

d)

the Executive or the Management Company is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Management Company’s employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Management Company in one lump sum an amount equal to two (2) times the Management Company’s then current Base Fee. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Management Company’s employment are otherwise terminated, the Company shall pay the Management Company, an amount of compensation equal to six (6) months of the Management Company’s then current Base Fee and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Company.  If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Management Company. If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Management Company within sixty (60) days of the Executive’s Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)

For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)

any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)

during any period of eighteen (18) consecutive months (not including any period prior to the Date), individuals who at the beginning of such period constituted on the Board of Effective Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)

the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company.

(b)

Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Management Company’s services (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Management Company shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Management Company’s then current Base Fee. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)

For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

(i)

the assignment of the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)

a reduction by the Company of the Management Company’s Base Fee as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Company to increase the Management Company’s Base Fee as provided for herein or at a rate commensurate with that of other key executives of the Company;

(iii)

the relocation of the office of  the Company where the Executive is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations prior to the Change in Control);

(iv)

the failure by the Company  to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

(v)

the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive’s employment for Good Reason.

(d)

In the event the Executive is entitled to a severance payment under this Agreement, then in addition to such severance payment, the Management Company shall be entitled to employment search assistance to secure other comparable employment for the Executive for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

The Management Company’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which release the Company and its Affiliates from all claims and liabilities arising out of the Executive’s employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

The Executive Employment Contract dated April 12, 2007 between the Company and Morgan Poliquin will terminate or may be terminated for any one of the following reasons:

a)

voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or

b)

by the Company for Cause; or

c)

without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Company to the Executive; or

d)

upon the death or disability of the Executive, as hereinafter defined in Section 10; or

e)

upon a change of control.

Termination by the Executive Voluntarily or by the Company for Cause

If the Executive shall voluntarily terminate employment under this Agreement or if the employment of the Executive is terminated by the Company for Cause, then all compensation and benefits as heretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive’s employment shall mean:

(a)

the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive’s duties under this Agreement; or

(b)

the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise;

(c)

any other willful violation by the Executive of the provisions of this Agreement ;or

(d)

the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive’s employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive’s then current Base Salary. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay the Executive or the Executive’s estate, an amount of compensation equal to six (6) months of the Executive’s then current Base Salary and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Company.  If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Executive’s Designate. If no Executive’s Designate survives the Executive, the entire amount shall be paid to the Executive’s estate within sixty (60) days of the Executive’s death. If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive’s Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)

For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)

any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)

during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted on the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)

the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) of more of the outstanding common shares of the Company.

(b)

Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive’s employment (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive’s then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)

For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

(i)

assignment of the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)

a reduction by the Company in the Executive’s Base Salary as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Company to increase the Executive’s Base Salary as provided for herein or at a rate commensurate with that of other key executives of the Company;

(iii)

the relocation of the office of  the Company where the Executive is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations prior to the Change in Control);

(iv)

the failure by the Company  to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

(v)

the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive’s employment for Good Reason.

(d)

In the event the Executive is entitled to a severance payment under this Agreement, then in addition to such severance payment, the Executive shall be entitled to employment search assistance to secure other comparable employment for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

The Executive’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which release the Company and its Affiliates from all claims and liabilities arising out of the Executive’s employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

The Financial, Administrative & Executive Services Agreement dated November 15, 2007 between the Company and Pacific Opportunity Capital Ltd. (“Pacific”) and Mark T. Brown (“Executive”) will terminate or may be terminated for any one of the following reasons:

•

voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or

•

by the Company for Cause

Termination by Pacific or the Executive Voluntarily or by the Company for Cause

If Pacific or the Executive shall voluntarily terminate employment under this Agreement or if the employment of the Executive is terminated by the Company for Cause, then all compensation and benefits as heretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive’s employment shall mean:

a)

the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive’s duties under this Agreement; or

b)

the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise;

c)

any other willful violation by the Executive of the provisions of this Agreement ;or

d)

the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay Pacific an amount of compensation equal to three (3) months of the Executives’ then current base salary.

The Executive Employment Contract dated January 1, 2008 between the Company and Dione Bitzer will terminate or may be terminated for any one of the following reasons:

•

voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or

•

by the Company for Cause; or

•

without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Company to the Executive; or

•

upon the death or disability of the Executive, as hereinafter defined in Section 10; or

•

upon retirement by the Executive.

Termination by the Executive Voluntarily or by the Company for Cause

If the Executive shall voluntarily terminate employment under this Agreement or if the employment of the Executive is terminated by the Company for Cause, then all compensation and benefits as heretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive’s employment shall mean:

a)

the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive’s duties under this Agreement; or

b)

the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise;

c)

any other willful violation by the Executive of the provisions of this Agreement ;or

d)

the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive’s employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive’s prior year’s Base Salary. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay the Executive or the Executive’s estate, an amount of compensation equal to six (6) months of the Executive’s prior year’s Base Salary and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Company.  If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Executive’s Designate. If no Executive’s Designate survives the Executive, the entire amount shall be paid to the Executive’s estate within sixty (60) days of the Executive’s death. If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive’s Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)

For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

i.

any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

ii.

during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted on the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

iii.

the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) of more of the outstanding common shares of the Company.

(b)

  Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive’s employment (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive’s prior year’s Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)

  For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

a.

the assignment of the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

b.

a reduction by the Corporation in the Executive’s Base Salary as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Company to increase the Executive’s Base Salary as provided for herein or at a rate commensurate with that of other key executives of the Company;

c.

the relocation of the office of  the Company where the Executive is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations prior to the Change in Control);

d.

the failure by the Company  to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

e.

the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive’s employment for Good Reason.

(d)

In the event the Executive is entitled to a severance payment under this Agreement, then in addition to such severance payment, the Executive shall be entitled to employment search assistance to secure other comparable employment for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

The Executive’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which release the Company and its Affiliates from all claims and liabilities arising out of the Executive’s employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

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

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2007 vested on the date granted except the option granted to Mark T. Brown of which 50% vested on the date granted and 50% to vest on or after six months from the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company or the Company’s predecessor to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 25, 2008 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

Chairman of the Board, Director &

Chief Executive Officer

James E. McInnes,

Director

Jack McCleary

Director

Morgan Poliquin

President, Director &

Chief Operating Officer

Gerald G. Carlson

Director

Joseph Montgomery

Director

Barry Smee

Director

Donald M. Lorimer

Director

Marc Blythe

Vice-President, Mining

Mark T. Brown

Chief Financial Officer

Dione Bitzer

Controller

Total Directors/Officers (11 persons)

Total Employees/Consultants (9 persons)

Total Directors/Officers/Employees/Consultants

	324,371 236,000 240,000 450,000 135,520 135,000 50,000 50,000 67,900 154,000 350,000 600,000 500,000 50,000 75,000 50,000 150,000 150,000 50,000 100,000 100,000 4,017,791 320,000 4,337,791	$0.45 1.67 1.79 2.50 0.45 1.67 2.50 2.50 0.45 0.388 1.67 2.50 2.32 1.67 2.50 2.50 2.50 2.50 2.68 2.52 2.50

10/07/2008

12/14/2009

06/17/2010

07/06/2011

10/07/2008

12/14/2009

07/06/2011

07/06/2011

10/07/2008

12/01/2009

12/14/2009

07/06/2011

09/10/2012

12/14/2009

07/06/2011

07/06/2011

07/06/2011

07/06/2011

11/15/2012

11/15/2012

07/06/2011

No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for directors or executive officers.

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

Executive Officer Position Descriptions

Chief Executive Officer (‘CEO’)

Reports to:

The Board of Directors of the Company.

Function:

Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities and Responsibilities:

(a)

General Functions:

1.

Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.

2.

Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.

3.

Keeps the Board fully informed on the Company`s operational and financial affairs and on all matters of significant relevance to the Company.  This includes external items emanating from governments and regulators on issues such as fiscal and monetary policies, legislation, etc.

4.

Develops and maintains a sound, effective organization structure and ensures capable management succession, progressive employee training and development programs and reports regularly to the Board on these matters.

5.

Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.

6.

Develops capital expenditure plans for approval by the Board.

7.

Turns any strategic plan as may be developed by the Board into a detailed operating plan.  The main financial and operating objectives are then approved by the Board and become the basis by which all executive and employee pay for performance goals are set and measured.

(b)

Strategy and Risks

1.

Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success.  This includes updating and making changes as required and involving the Board in the early stages of developing strategy.

2.

Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

3.

Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)

Financial Reporting

Oversees the quality and timeliness of financial reporting.  Reports to the Board in conjunctions with the   CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Operating Officer (‘COO’)

Duties and Responsibilities:

The COO shall perform the duties of the position in co-ordination with the CEO, subject to the general supervision of and pursuant to the orders, advice and director of the Board of Directors of the Company.  The COO shall also render such other reasonable and related services and duties as may be assigned to the position from time to time by the Board of the Company.  The COO shall report directly to the CEO of the Company.

The COO is the corporate officer responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities.  The COO accordingly shall have the primary responsibility:

1.

To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.

2.

To initiate solutions to the key business challenges of the Company.

3.

To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.

4.

The COO shall maintain professional status with training, knowledge, memberships and a network of contacts appropriate to these duties.

Essential Functions:

1.

Represent and speak for the Company with shareholders, potential investors and other members of the industry.

2.

Advise the CEO on strategic business development and key corporate planning issues and make recommendations on major business decisions.

-

     Keep the CEO informed about business activities, potential threats, opportunities and recommended actions.

-

     Help determine resource allocation among the various projects in which the Company participates.

-

     Provide a `finger on the pulse` of relevant issues and trends that could affect corporate reputation and or industry position.

3.

Monitor performance against performance goals to ensure that progress is being made and collection   action – if necessary – is taken.

-

     Ensure adherence to strategic plans as may have been developed by the CEO.

-

     Build an organization culture in which performance matters.

Chief Financial Officer (‘CFO’)

Reports to:

The CEO of the Company.

Responsibilities:

-

Developing, analyzing and reviewing financial data.

-

Reporting on financial performance.

-

Monitoring expenditures and costs.

-

Assisting the CEO and COO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company.

-

Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.

-

Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO and COO, the key risks with respect to the Company and its business and reviewing with the CEO and COO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted financial standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Audit Committee.

Controller

Reports to:

The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer

Responsibilities:

The Controller is responsible for:

-

assisting in developing, analyzing and reviewing financial data;

-

assisting in the reporting on financial performance;

-

assisting in the monitoring expenditures and costs;

-

assisting the CEO, COO and CFO in preparing budgets

-

assisting in fulfilling the reporting requirements of the securities regulators, stock exchanges and   shareholders.

The Controller shall assist the CEO and CFO in establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, COO and CFO the key risks with respect to the Company and its business and reviewing with the CEO, COO and CFO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained

The Controller in conjunction with the CEO and CFO shall assist in design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted accounting standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company is made known to the

CEO, COO and CFO and that any deficiencies are made known to the Audit Committee.

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

In the fiscal year ended December 31, 2007 there were five meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	5
James E. McInnes	5
Jack McCleary	3
Joseph Montgomery	4
Morgan Poliquin	5
Gerald G. Carlson	2
Barry W. Smee	4
Donald M. Lorimer	5

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2007, no meeting of the independent Board members was convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of AMEX.  The proposed Board is composed of seven members.  The Board believes that 5 directors would be considered independent-John McCleary, Joseph Montgomery, Gerald Carlson, Barry Smee and Donald Lorimer. The basis for determination of independence is under Canadian securities instrument NI 52-110 and American Stock Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, Joseph Montgomery and Gerald Carlson. The Audit Committee has met three (3) times this year.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Nominating and Corporate Governance Committee has met one (1) time this year with John McCleary and Joseph Montgomery attending. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee has met one (1) time this year with John McCleary and Joseph Montgomery attending.

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

All Directors, Officers and Employees (“Individuals”) sign an Annual Certification (“Certification”) stating they have read the Code of Business Ethics policy (“Policy”) of the Company and have complied with such Policy in all respects.  The Certification further acknowledges that all members of the Individual’s family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the Business Corporations Act (British Columbia) and the Company’s Articles.

Employees

The Company currently operates with seven persons in Canada, of which two are administrative personnel and five are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the United States or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.  There are no current plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company’s mineral properties.

Share Ownership

Table No. 10 lists, as of March 25, 2008, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Barry Smee Donald Lorimer Marc Blythe Mark T. Brown Dione Bitzer Total Directors/Officers	3,167,537(1) 749,580(2) 339,050(3) 2,311,379(4) 126,000(5) 50,000(6) 150,000(7) 175,000(8) 50,000(9) 100,000(10) 105,000(11) 7,278,546	6.86% 1.66% 0.75% 4.96% 0.28% 0.11% 0.33% 0.39% 0.11% 0.22% 0.23% 15.90%

(1)

Of these shares 1,250,371 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

Of these shares 320,520 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.

(3)

Of these shares 50,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.

(4)

Of these shares 1,671,900 represent currently exercisable stock options and 7,500 currently exercisable warrants.

(5)                  Of these shares 125,000 represent currently exercisable stock options.

(6)

          Of these shares 50,000 represent currently exercisable stock options.

(7)

Of these shares 150,000 represent currently exercisable stock options.

(8)

Of these shares 150,000 represent currently exercisable stock options and 5,000 represent currently exercisable warrants.

(9)

Of these shares 50,000 represent currently exercisable stock options.

(10)

Of these shares 100,000 represent currently exercisable stock options.

(9)

Of these shares 100,000 represent currently exercisable stock options and 5,000 represent currently exercisable warrants.

*Based on 44,912,038 shares outstanding as of March 25, 2008 and stock options and share purchase warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of March 25, 2008, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common	Duane Poliquin Sprott Asset Management, Inc.	3,167,537(1) 3,400,000(2)	6.86% 7.57%

(1)

Of these shares 1,250,371 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

As filed on Schedule 13G with the Commission on March 3, 2007.

*Based on 44,912,038 shares outstanding as of March 25, 2008 and stock options and share purchase warrants held by each beneficial owner.

Certain geological, technical and general and administrative services were provided to the Company and its subsidiary by two directors and/or companies controlled by directors. These directors and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Barry Smee operates through his private company Smee & Associates Consulting Ltd.

Morgan Poliquin previously operated through the private company Kohima Pacific Gold Corp.

The costs of such services for Fiscal 2007 ended December 31, 2007 were $188,203, Fiscal 2006 ended December 31, 2006 were $254,165 and $213,840 in Fiscal 2005. During Fiscal 2005, the Company purchased a vehicle for $22,000 from Kohima Pacific Gold Corp.

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

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW property. As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 37.5% interest in the project. The Company has 100% interests in the Merit and Brookmere prospects to which Williams Creek Explorations Limited has an option to earn an interest.  During Fiscal 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”), a company with two directors and two officers in common.  In addition, the Company retained a net smelter royalty equal to 2% of all metals discovered on the properties and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

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

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Year Ended	High	Low
12/31/2007 12/31/2006	$3.28 3.30	$2.00 1.91

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2007 12/31/2006 12/31/2005 12/31/2004 12/31/2003	$3.10 3.70 2.48 2.75 2.42	$2.17 2.33 1.50 1.45 0.61

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on AMEX for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Quarter Ended	High	Low
12/31/2007 09/30/2007 06/30/2007 03/31/2007 12/31/2006 09/30/2006 06/30/2006 03/31/2006	$3.28 2.75 2.64 2.51 $2.75 2.80 3.30 3.30	$2.30 2.11 2.07 2.00 1.91 2.16 2.10 2.12

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Quarter Ended	High	Low
12/31/2007	$3.10	$2.27
09/30/2007	2.88	2.17
06/30/2007	2.99	2.35
03/31/2007	2.97	2.30

12/31/2006	$3.10	$2.46
09/30/2006	3.10	2.38
06/30/2006	3.64	2.33
03/31/2006	3.70	2.44

Table No. 16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on AMEX for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

The American Stock Exchange

(expressed in U.S.$)

Month Ended	High	Low
02/28/2008 01/31/2008 12/31/2007 11/30/2007 10/31/2007 09/30/2007	$2.63 2.91 2.53 3.28 3.19 2.37	$2.44 2.30 2.30 2.40 2.33 2.11

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Month Ended	High	Low
02/28/2008 01/31/2008 12/31/2007 11/30/2007 10/31/2007 09/30/2007	$2.60 2.90 2.56 3.04 3.10 2.48	$2.42 2.33 2.31 2.39 2.27 2.22

The closing price of the Company’s common stock was $2.62 (U.S.$) on AMEX and $2.59 (Canadian$) on TSX on February 29, 2008.

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

The Company's common stock is issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 29, 2008, the shareholders' list for the Company’s common shares showed 95 registered shareholders and 44,808,538 shares outstanding. 76 of these registered shareholders are U.S. residents, owning 10,936,374 shares representing 24.4% of the issued and outstanding shares of common stock.  18 of these registered shareholders are Canadian residents, owning 33,870,264 shares representing 75.6% of the issued and outstanding shares of common stock.  1 of these registered shareholders are of other countries, owning 1,900 shares representing 0.0% of the issued and outstanding shares of common stock.

Table No. 18 lists changes in issued shares to March 25, 2008:

Table No. 18

Shares Issued to March 25 2008

Number
Balance, December 31, 2007	44,469,638
For cash on exercise of stock options	338,900
For cash pursuant to private placement	103,500
Balance, March 25, 2008	44,912,038

Item 10.      Additional Information

Share purchase warrants

At March 25, 2008, there were non-transferable share purchase warrants outstanding to acquire a total of 187,500 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings and the purchase of a net smelter royalty. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 19 lists, as of March 25, 2008, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
CDN$
162,500 25,000	$3.00 $3.00	07/21/2008 03/20/2010

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

Memorandum and Articles

At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures in accordance with the Business Corporations Act (British Columbia), (the “BCBCA”), to increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company’s Articles and adopt new Articles to take advantage of provisions of the BCBCA.  The BCBCA was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”).  The BCBCA requires the provisions formerly required in the Memorandum to be in the Articles. The BCBCA eliminates the requirement for a Memorandum.

The revised Articles were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

The Articles replace the Memorandum and Articles as filed with the Commission on May 17, 2002.

Articles

The Company was formed through the amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corporation effective December 31, 2001 under the Company Act of British Columbia (the “Company Act”). On March 29, 2004, British Columbia adopted the Business Corporations Act (British Columbia) (the “BCBCA”) to replace the Company Act. Companies registered under the Company Act are required to transition to the BCBCA. At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company’s Articles and adopt new Articles, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares. The Company’s new Articles became effective in June 2005 (the “Articles”).

The Articles contain no restrictions on the business the Company may carry on.

Under the Articles, if a director has a disclosable interest in a contract or transaction, such director is liable to account to the Company for any profits that accrue to the director as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the BCBCA and a director is not entitled to vote on any director’s resolution to approve that contract or transaction unless all of the directors have a disclosable interest in that contract or transaction, in which case all of those directors may vote on such resolution.

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

Under the Articles the directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the BCBCA. Under the Articles the directors may, by resolution, create and appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee such powers of the Board as the Board may designate or prescribe.

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

The Articles provide for the mandatory indemnification of Directors, Officers, former officers and directors, alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the BCBCA. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

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

The Directors may by resolution make any changes in the authorized share structure as may be permitted under Section 54 of the BCBCA, and may by resolution of the Directors make or authorize the making of any alterations to the Articles and the notice of articles as may be required by such changes.

The Company may by ordinary resolution, create or vary special rights and restrictions as provided in Section 58 of the BCBCA. No alteration will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the BCBCA.

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

A copy of the Company’s new articles is filed was filed as an exhibit to the 2005 Form 20-F Annual Report with the Commission on March 30, 2006.

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

2.

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

3.

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

4.

Letter of Intent and Preliminary Agreement dated July 29, 2005 between the Company and its subsidiary and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company and JOMEC will undertake a grassroots exploration for base metals deposits over a selected area in Mexico. JOGMEC will contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional U.S.$500,000 of exploration expenditures for each designated property.  Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.  In addition to the exploration joint venture, JOGMEC may earn a 60% interest in the Company’s Santa Isabela property by incurring exploration expenditures totaling U.S.$1,500,000 by September 30, 2008. The full text of the Letter of Intent and Preliminary Agreement was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

9.    Amending Letter of Intent and Preliminary Agreement dated March 31, 2006 between the Company and its subsidiary and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company agreed to extend the Second Earn in Period from November 1, 2005 to and including September 30, 2006 and the Third Earn In Period from October 1, 2006 to and including September 30, 2007.

10.

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

11.  Option Agreement dated May 8, 2006 between the Company and Williams Creek Explorations Limited (“Williams Creek”) whereby Williams Creek has the right to earn a 60% interest in either/or the Merit and Brookmere prospects by spending $4,000,000 and issuing 1,000,000 shares of Williams Creek to the Company by December 31, 2012. The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on June 2, 2006.

12.  Option Agreement dated July 24, 2006 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Pinnacle Mines Ltd. (“Pinnacle”) whereby Pinnacle has the right to earn a 60% interest in the Tuligtic prospect by spending U.S.$6,000,000 and issuing 1,000,000 shares of Pinnacle to the Company by August 9,

2012. The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on August 2, 2006.

13.   Amending Letter of Intent and Preliminary Agreement dated September 14, 2006 between the Company and its subsidiary and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby the Company agreed to extend the Second Earn in Period from November 1, 2005 to and including December 31, 2006.

14.  Agreement of Transfer and Quit Claim dated October 4, 2006 between the Company and Consolidated Spire Ventures Ltd. (“Spire”) whereby the Company transferred and quit claimed to Spire its 40% interest in the PV prospect for 2,000,000 shares of Spire within five business days after the Effective Date of the agreement and 1,000,0000 shares on the first anniversary of the Effective Date.  In addition, Spire agreed to issue to the Company 1,000,000 shares within 30 days of a decision to put the prospect into commercial production and reserve unto the Company a 2% net smelter returns royalty.  The full text of the Agreement of Transfer and Quit Claim was filed as an exhibit to the Form 6-K with the Commission on October 6, 2006.

15.  Joint Venture Agreement between the Company and Comaplex Minerals Ltd. (“Comaplex”) dated December 15, 2006 whereby the Company and Comaplex agree to associate as joint venturers to carry out work on the Caballo Blanco prospect.  The full text of the Joint Venture Agreement was filed as an exhibit to the Form 6-K with the Commission on January 10, 2007.

16.  Agreement dated October 25, 2006 and October 30, 2006 between the Company’s subsidiary, Minera Gavilan, S.A. de C.V., and Reynaldo Arellano Venavidez and Jose Reyes Ruiz Olmos whereby the Company has the right to purchase 100% interest in the Gallo de Oro concession for U.S.$50,000 by October 25, 2009.
The full text of the Agreement was filed as an exhibit to the Form 6-K with the Commission on January 31, 2007.

17.  Amendment to Option Agreement dated January 23, 2007 between the Company and its subsidiary Compania Minera Zapata, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) whereby the Company agreed to further amend the Option Agreement dated November 14, 2005 as follows:

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

18.  Sale and Purchase Agreement dated February 12, 2007 between the Company and Comaplex Minerals Corp. whereby the Company agreed to purchase Comaplex’s 60% undivided interest in the Caballo Blanco prospect for U.S.$1,250,000. The full text of the Sale and Purchase Agreement was filed as an exhibit to the Form 6-K with the Commission on February 21, 2007.

19.  Option Agreement dated February 12, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Consolidated Spire Ventures Ltd. (“Spire”) and its subsidiary Compania Minera Spire, S.A. de C.V. whereby Spire has the right to earn a 60% interest in the Yago prospect by spending U.S.$3,500,000 and issuing 800,000 shares of Spire to the Company within five years.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on February 22, 2007.

20.  Letter Agreement between the Company and Apex Silver Mines Limited (“Apex”) whereby Apex has the right to earn a 60% interest in the Viky prospect by spending U.S.$5,600,000 and making cash payments of U.S.$1,350,000 to the Company within six years. The full text of the Agreement was filed as an exhibit to the Form 6-K with the Commission on March 2, 2007.

21. Quit Claim Agreement dated January 31, 2007 between the Company and its subsidiary Minera Zapata, S.A. de C.V. and Paso Rico Resources Ltd. and Minera Santa Regina, S.A. de C.V. (“Paso Rico”) whereby the Company agreed to purchase a 2% Net Smelter Royalty acquired pursuant to an Assignment of Rights Agreement between the companies dated February 16, 2001 for U.S.$20,000 and a share purchase warrant to purchase 25,000 common shares of the Company at a price of $3.00 per share for a term of 3 years.  The full text of the Quit Claim Agreement was filed as an exhibit to the Form 6-K with the Commission on March 12, 2007.

22.  Option Agreement dated April 12, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Gold Corp. (“Lincoln”) whereby Lincoln has the right to earn a 60% interest in the Bufa prospect by spending U.S.$3,500,000 and issuing 1,550,000 shares of Lincoln to the Company by April 17, 2011. The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on April 19, 2007.

23.  Executive Compensation Contract dated April 12, 2007 between the Company and Duane Poliquin and Hawk Mountain Resources Ltd. (“Hawk”) whereby Hawk agrees to provide the services of Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $140,000 per year.  The full text of the Executive Compensation Contract was filed as an exhibit to the Form 6-K on July 5, 2007.

24.  Executive Compensation Contract dated April 12, 2007 between the Company and Morgan Poliquin (“Poliquin) whereby Poliquin agrees to provide the services of Chief Operating Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $140,000 per year.  The full text of the Executive Compensation Contract was filed as an exhibit to the Form 6-K on July 5, 2007.

25.  Option Agreement dated May 31, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Canadian Gold Hunter Corp. and Minera Cardel, S.A. de C.V. (“CGH”) whereby CGH has the right to earn a 70% interest in the Caballo Blanco prospect by issuing 1,000,000 shares of CGH to the Company (received), paying the Company U.S.$500,000 (received) and spending U.S.$12,000,000 by May 31, 2013.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on June 6, 2007.

26.  Acquisition Agreement dated July 15, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Tarsis Capital Corp. (“Tarsis”) whereby the Company sold interests in certain mineral prospects located in the Yukon Territory and Mexico for a total of 3,500,000 shares of Tarsis.  The Company retained a net smelter royalty equal to 2% of all metals discovered on the prospects and will receive 500,000 shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length third party with a commitment by the third party to spend a minimum of $500,000 on the property. The full text of the Option Agreement is filed as an exhibit to the 2007 20F Annual Report with the Commission on March 28, 2008.

27.  Option Agreement dated August 13, 2007 between the Company and Strongbow Exploration Inc. (“Strongbow”) whereby Strongbow has the right to earn a 60% interest in the Ponderosa prospect by issuing 1,050,000 shares of Strongbow to the Company by January 10, 2011 and spending $4,000,000 by December 31, 2012.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on August 15, 2007.

28.  Quit Claim Agreement dated September 24, 2007 between the Company and Pinnacle Mines Ltd. (“Pinnacle”) where Pinnacle transfers, quit claims and relinquishes all right, title and option to the Tuligtic prospect.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on September 28, 2007.

29.  Financial, Administrative & Executive Services Agreement dated November 15, 2007 between the Company and Pacific Opportunity Capital Ltd. (“POC”) and Mark T. Brown (“Brown”) whereby POC agrees to provide the Company with certain financial and administrative services and Brown agrees to provide the services of and act as the Chief Financial Officer of the Company for a term of 1 year and renewable for successive terms of 12 months, at remunerative of $6,000 per month for the first 3 months and $5,000 per month thereafter and a stock option for the purchase up to 100,000 shares granted to Brown.  The full text of the Financial, Administrative & Executive Services Agreement was filed as an exhibit to the Form 6-K with the Commission on November 23, 2007.

30.  Letter Agreement dated December 5, 2007 between the Company and Apex Silver Mines Limited (“Apex”) whereby Apex has the right to earn a 60% interest in the Matehuapil prospect by spending U.S.$2,600,000 by December 31, 2013 and making cash payments of Mexican peso $3,312,000 to the Company by July 10, 2009.  The full text of the Letter Agreement was filed as an exhibit to the Form 6-K with the Commission on December 6, 2007.

31.  Option Agreement dated December 10, 2007 between the Company and Zenith Industries Corp. (“Zenith”) whereby Zenith has the right to earn a 60% interest in the Nicoamen River prospect by spending $4,000,000 by December 31, 2012 and issuing 1,000,000 shares of Zenith to the Company by December 31, 2010.  The full text of the Letter Agreement was filed as an exhibit to the Form 6-K with the Commission on December 18, 2007.

32.  Purchase Agreement dated December 18, 2007 between the Company and Ross River Minerals Inc.  (“Ross River”) whereby Ross River purchased the Company’s 100% interest in the RAM mineral claims by issuing 100,000 shares of Ross River to the Company together with a 2% NSR.  The full text of the Letter Agreement was filed as an exhibit to the Form 6-K with the Commission on December 20, 2007.

33.  Executive Employment Contract dated January 1, 2008 between the Company and Dione Bitzer (“Bitzer) whereby Bitzer agrees to provide the services of Controller for a term of 2 years renewable for two additional successive terms of 24 months.  The full text of the Executive Employment Contract is filed as an exhibit to the 2007 20F Annual Report with the Commission on March 28, 2008.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.  A 10% change in the United States dollar to the Canadian dollar may affect the Company’s net loss by an estimated $100,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

i.

 Disclosure Controls and Procedures

As of December 31, 2007, the Company’s chief executive officer, Duane Poliquin, and chief financial officer, Mark T. Brown, have evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ii.

Management’s Annual Report on Internal Control Over Financial Reporting

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

As at December 31, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

iii.

Attestation Report of Independent Registered Public Accounting Firm

The Independent Registered Chartered Accountants, Deloitte & Touche LLP, who audited the Company’s annual financial statements for the year ended December 31, 2007, have issued an attestation report on the Company’s Internal Control Over Financial Reporting as included in the financial statements included herein.

iv.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

During Fiscal 2007, the Company appointed a new Chief Financial Officer and also used the assistance of two external Chartered Accountant firms in various aspects of its internal controls.

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

All Directors, Officers and Employees (“Individuals”) sign an Annual Certification (“Certification”) stating they have read the Code of Business Ethics policy (“Policy”) of the Company and have complied with such Policy in all respects.  The Certification further acknowledges that all members of the Individual’s family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

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

Item 16C.     Principal Accountant Fees and Services

Table No. 20 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 20

Principal Accountant Fees

	Years ended December 31
	2007	2006
Audit fees	$98,000	$49,500
Audit related fees	-	13,600
Tax fees	10,000	9,500
Other fees	-	-

Fiscal 2007 audit fees relate to the annual audit of the Company’s financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Fiscal 2007 tax fees relate to the completion of income and mineral tax filings.  Fiscal 2006 audit fees relate to the annual audit of the Company’s financial statements and review of the Form 20-F and tax fees relate to the completion of income and mineral tax filings Fiscal 2006 audit related fees relate to review of the Company’s internal controls over financial reporting.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.     Financial Statements

The Company’s consolidated financials statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 18 to the financial statements.

Item 18.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Report of independent registered chartered accountants, dated March 19, 2008

Consolidated balance sheets at December 31, 2007 and 2006

Consolidated statements of loss for the years ended December 31, 2007, 2006 and 2005 and cumulative amounts since incorporation

Consolidated statements of comprehensive loss for the years ended December 31, 2007, 2006 and 2005 and cumulative amounts since incorporation

Consolidated statements of shareholders’ equity for the years ended December 31, 2007, 2006 and 2005 and cumulative amounts since incorporation

Consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 and cumulative amounts since incorporation

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

National Corporation

--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2006 as filed with the Commission on March 29, 2007--

Amending Agreement dated April 28, 2006 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on May 2, 2006--
Option Agreement dated May 8, 2006 with Williams Creek Explorations Limited --Incorporated by reference to the Form 6-K filed with the Commission on June 2, 2006--
Option Agreement dated July 24, 2006 with Pinnacle Mines Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on August 2, 2006--

Amending Letter of Intent and Preliminary Agreement dated September 14, 2006 with Japan oil, Gas and

Metals National Corporation

--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2006 as filed with the Commission on March 29, 2007--

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

--Incorporated by reference to the Form 6-K filed with the Commission on January 31, 12007--

Amendment to Option Agreement dated January 23, 2007 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on February 12, 2007--
Sale and Purchase Agreement dated February 12, 2007 with Comaplex Minerals Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on February 21, 2007--
Option Agreement dated February 12, 2007 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on February 22, 2007--
Letter Agreement with Apex Silver Mines Limited --Incorporated by reference to the Form 6-K filed with the Commission on March 2, 2007--
Quit Claim Agreement dated January 31, 2007 with Paso Rico Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on March 12, 2007--
Option Agreement dated April 12, 2007 with Lincoln Gold Corp. --Incorporated by reference to the Form 6-K filed with the Commission on April 19, 2007--
Executive Compensation Contract dated April 12, 2008 with Duane Poliquin and Hawk Mountain Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on July 5, 2007--
Executive Compensation Contract dated April 12, 2008 with Morgan Poliquin --Incorporated by reference to the Form 6-K filed with the Commission on July 5, 2007--
Option Agreement dated May 31, 2007 with Canadian Gold Hunter Corp. --Incorporated by reference to the Form 6-K filed with the Commission on June 6, 2007--
4.1	Acquisition Agreement dated July 15, 2007 with Tarsis Capital Corp.
Option Agreement dated August 13, 2007 with Strongbow Exploration Inc. --Incorporated by reference to the Form 6-K filed with the Commission on August 15, 2007--
Quit Claim Agreement dated September 24, 2007 with Pinnacle Mines Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on September 28, 2007--

Financial, Administrative & Executive Services Agreement dated November 15, 2007 with Pacific Opportunity Capital Ltd. and Mark T. Brown

--Incorporated by reference to the Form 6-K filed with the Commission on November 23, 2007--

Letter Agreement dated December 5, 2007 with Apex Silver Mines Limited --Incorporated by reference to the Form 6-K filed with the Commission on December 6, 2007--
Option Agreement dated December 10, 2007 with Zenith Industries Corp. --Incorporated by reference to the Form 6-K filed with the Commission on December 18, 2007--
Purchase Agreement dated December 18, 2007 with Ross River Minerals Inc. --Incorporated by reference to the Form 6-K filed with the Commission on December 20, 2007--
4.2	Executive Employment Contract dated January 1, 2008 with Dione Bitzer
4.3	Consent of Giroux Consultants Ltd dated March 13, 2008

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
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

Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

Almaden Minerals Ltd.

(An exploration stage company)

December 31, 2007

Table of contents

Report of independent registered chartered accountants

1-3

Consolidated balance sheets

4

Consolidated statements of loss

5

Consolidated statements of comprehensive loss

6

Consolidated statements of shareholders’ equity

7

Consolidated statements of cash flows

8

Notes to the consolidated financial statements

9-33

Schedules

1.

Consolidated schedules of general and administrative expenses

34

2.

Consolidated schedule of share capital since inception

35-37

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Almaden Minerals Ltd.

We have audited the accompanying consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and the cumulative period from incorporation, September 25, 1980 to December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 and the cumulative period from incorporation, September 25, 1980 to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Vancouver, Canada

March 19, 2008

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements.  Our report to the Board of Directors and Shareholders, dated March 19, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

March 19, 2008

To the Board of Directors and Shareholders

of Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. (an exploration stage company) and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether  effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and the cumulative period from incorporation, September 25, 1980 to December 31, 2007 and our report dated March 19, 2008, expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants

Vancouver, Canada

March 19, 2008

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated balance sheets as at December 31,
(Expressed in Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	14,548,760	18,796,956
Accounts receivable and prepaid expenses	528,095	600,413
Marketable securities (Note 4)	2,646,959	1,319,142
Inventory (Note 5)	274,768	274,768
Total current assets	17,998,582	20,991,279
Property, plant and equipment (Note 6)	1,045,100	1,246,805
Investment (Note 7)	1,409,929	-
Reclamation deposit	81,500	76,500
Mineral property deposit (Note 8 (k) (iv))	585,893	-
Mineral properties (Note 8)	6,848,635	6,404,978
Total assets	27,969,639	28,719,562
Liabilities
Current liabilities
Accounts payable and accrued liabilities	203,797	369,250
Mineral taxes payable (Note 17 (a))	379,653	379,653
Total current liabilities	583,450	748,903
Asset retirement obligation (Note 10)	124,036	-
Total liabilities	707,486	748,903
Shareholders' equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 9)
44,469,638 shares - December 31, 2007
43,624,255 shares - December 31, 2006	48,226,402	46,655,822
Contributed surplus	4,322,284	4,081,471
Accumulated other comprehensive loss	(828,479)	-
Deficit, accumulated during the exploration stage	(24,458,054)	(22,766,634)
Total shareholders' equity	27,262,153	27,970,659
Total liabilities and shareholders' equity	27,969,639	28,719,562

Nature of operations (Note 1) Commitments and contingencies (Note 17)

On behalf of the Board

"Duane Poliquin"

Duane Poliquin, Director

"James McInnes"

James E. McInnes, Director

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of loss
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980	to
	December 31,			Years ended December 31,
	2007		2007	2006	2005
	$		$	$	$
Revenue
Interest income	2,205,734		622,668	623,048	94,821
Other income	689,928		129,630	213,883	151,620
	2,895,662		752,298	836,931	246,441
Expenses
General and administrative
expenses (Schedule 1)	8,715,257		1,510,290	1,195,495	859,040
General exploration expenses	5,669,441		1,292,578	718,191	829,415
Write-down of interests in
mineral properties	4,056,648		746,873	1,125,334	567,658
Stock option compensation	10,820,900		700,500	2,488,900	213,600
	29,262,246		4,250,241	5,527,920	2,469,713
	(26,366,584)		(3,497,943)	(4,690,989)	(2,223,272)
Loss on equity investment (Note 7)	(146,367)		(146,367)	-	-
Gain on dilution (Note 7)	436,296		436,296	-	-
Write-down of marketable
securities (Note 4)	(775,230)		-	(487,110)	(170,844)
Income on mineral property
options	3,832,682		1,577,696	527,811	912,795
(Loss) gain on sale of
securities	(862,696)		347,188	367,996	115,240
(Loss) gain on sale of property,
plant and equipment	(86,371)		(90,613)	(8,163)	10,995
Foreign exchange (loss) gain	(489,784)		(317,677)	21,680	(42,369)
Loss before income taxes	(24,458,054)		(1,691,420)	(4,268,775)	(1,397,455)
Income tax recovery (Note 16)	1,283,240		642,600	-	302,240
Net loss	(23,174,814)		(1,048,820)	(4,268,775)	(1,095,215)
Net loss per share
Basic and diluted			(0.02)	(0.10)	(0.03)
Basic and diluted weighted average
number of shares outstanding			44,214,511	41,351,133	32,078,779

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2007	2007	2006	2005
	$	$	$	$
Net loss	(23,174,814)	(1,048,820)	(4,268,775)	(1,095,215)
Unrealized loss on available-for-
sale financial assets arising
during the period	(858,416)	(858,416)	-	-
Reclassification adjustment for
gains included in net loss	(350,518)	(350,518)	-	-
Other comprehensive loss	(1,208,934)	(1,208,934)	-	-
Comprehensive loss	(24,383,748)	(2,257,754)	(4,268,775)	(1,095,215)

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of shareholders' equity
(Expressed in Canadian dollars)

				Accumulated
				other
				comprehensive
				income (loss)	Deficit
				("AOCI")	accumulated
				Gains (losses)	during	Total
		Share capital	Contributed	on available for	exploration	AOCI
	Shares	Amount	surplus	sale securities	stage	and deficit	Total
		$	$	$	$	$	$
Balance, December 31, 2004	31,142,767	25,258,538	1,598,354	-	(17,100,404)	(17,100,404)	9,756,488
Net loss	-	-	-	-	(1,095,215)	(1,095,215)	(1,095,215)
For cash pursuant to private placements	4,206,180	5,673,615	-	-	-	-	5,673,615
For cash on exercise of share purchase warrants	318,250	457,125	-	-	-	-	457,125
For cash on exercise of stock options (including transfer from
contributed surplus of $37,800)	525,300	249,981	(37,800)	-	-	-	212,181
Stock option expense	-	-	213,600	-	-	-	213,600
Fair value of warrants granted	-	-	885,000	-	-	-	885,000
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(302,240)	(302,240)	(302,240)
Balance, December 31, 2005	36,192,497	31,639,259	2,659,154	-	(18,497,859)	(18,497,859)	15,800,554
Net loss	-	-	-	-	(4,268,775)	(4,268,775)	(4,268,775)
Stock option expense	-	-	2,488,900	-	-	-	2,488,900
Fair value of warrants granted	-	-	175,115	-	-	-	175,115
For cash pursuant to private placements	735,153	1,793,298	-	-	-	-	1,793,298
For cash on exercise of share purchase warrants
(including transfer from contributed surplus of $883,000)	5,568,605	11,965,959	(883,000)	-	-	-	11,082,959
For cash on exercise of stock options
(including transfer from contributed surplus of $358,698)	1,128,000	1,257,306	(358,698)	-	-	-	898,608
Balance, December 31, 2006	43,624,255	46,655,822	4,081,471	-	(22,766,634)	(22,766,634)	27,970,659
Transition adjustment (Note 3)	-	-	-	380,455	-	380,455	380,455
Balance at January 1, 2007	43,624,255	46,655,822	4,081,471	380,455	(22,766,634)	(22,386,179)	28,351,114
Net loss	-	-	-	-	(1,048,820)	(1,048,820)	(1,048,820)
Comprehensive income (loss)	-	-	-	(1,208,934)	-	(1,208,934)	(1,208,934)
Stock option expense	-	-	700,500	-	-	-	700,500
Fair value of warrants granted	-	-	13,000	-	-	-	13,000
For cash on exercise of share purchase warrants
(including transfer from contributed surplus of $29,713)	58,591	192,150	(29,713)	-	-	-	162,437
For cash on exercise of stock options
(including transfer from contributed surplus of $442,974)	786,792	1,378,430	(442,974)	-	-	-	935,456
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(642,600)	(642,600)	(642,600)
Balance, December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980	to
	December 31,			Years ended December 31,
	2007		2007	2006	2005
	$		$	$	$
Operating activities
Net loss	(23,174,814)		(1,048,820)	(4,268,775)	(1,095,215)
Items not affecting cash
Future income tax recovery	(1,283,240)		(642,600)	-	(302,240)
Loss on equity investment	146,367		146,367	-	-
Gain on disposition	(436,296)		(436,296)	-	-
Depreciation	1,008,274		218,789	231,413	149,477
Bad debts	91,168		91,168	-	-
Loss (gain) on marketable securities	862,696		(347,188)	(367,996)	(115,240)
Write-down of marketable securities	775,230		-	487,110	170,844
Income on mineral property options	(3,148,664)		(1,577,696)	(527,811)	(912,795)
Write-down of interests in mineral properties	9,857,765		746,873	1,125,334	567,658
Stock-option compensation	5,019,783		700,500	2,488,900	213,600
Loss (gain) on sale of property, plant and equipment	86,371		90,613	8,163	(10,995)
Other	(61,052)		-	-	(64,350)
Changes in non-cash working capital
components
Accounts receivable and prepaid expenses	(610,696)		(4,807)	(102,883)	(284,354)
Accounts payable and accrued liabilities	168,695		(165,453)	182,702	107,414
Mineral taxes payable	(669)		-	-	-
	(10,699,082)		(2,228,550)	(743,843)	(1,576,196)
Financing activity
Issuance of shares, net of share issue
costs	44,971,091		1,097,893	13,949,980	7,227,921
Investing activities
Cash acquired upon business combination	198,131		-	-	-
Long-term investment	(1,891,315)		-	-	-
Reclamation deposit	(5,000)		(5,000)	5,000	-
Marketable securities
Purchases	(4,486,414)		(16,500)	(32,500)	-
Net proceeds	5,811,207		625,897	806,039	243,940
Property, plant and equipment
Purchases	(2,222,253)		(173,418)	(247,575)	(804,146)
Proceeds	130,007		65,720	2,000	-
Mineral property deposit	(585,893)		(585,893)	-	-
Mineral properties
Costs	(19,045,931)		(3,760,334)	(2,973,501)	(1,459,485)
Gold sales	362,906		-	-	-
Net proceeds	2,050,604		767,989	70,306	203,310
Incorporation costs	(3,298)		-	-	-
	(19,687,249)		(3,081,539)	(2,370,231)	(1,816,381)
Net cash inflow (outflow)	14,584,760		(4,212,196)	10,835,906	3,835,344
Cash and cash equivalents, beginning of
period	-		18,796,956	7,961,050	4,125,706
Cash and cash equivalents, end of
period	14,584,760		14,584,760	18,796,956	7,961,050

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

1.

Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

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

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

The Company’s 30% interest in Tarsis Capital Corp. is recorded using the equity method.

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

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  The cash equivalent at December 31, 2007 is $13,187,392 (2006 - $17,350,666).

(d)

Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(e)

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

(f)

Mineral properties

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

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

(h)

Income from mineral property options

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(i)

Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Note 9 (c)) using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(j)

Asset retirement obligation

Liabilities for asset retirement obligations are initially recognized at their fair value in the period in which they are incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the life of the related asset.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows required to settle the obligation.

In addition, the Company has $81,500 of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(k)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.  For the three years ended December 31, 2007, all of the outstanding stock options and warrants are anti-dilutive.

(l)

Use of estimates

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, asset retirement obligations, stock-based compensation, determination of fair value of taxes and contingencies.

(m)

Comprehensive income, financial instruments and hedges

(i)

Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income.  Other comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources and, for the company, principally includes unrealized gains and losses on available-for-sale securities.  The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income (loss) and the statements of shareholders’ equity.

(ii)

Financial assets and financial liabilities

(a)

Classification

The Company has implemented the following classification of its financial assets and financial liabilities:

•

Accounts receivable are classified as “Loans and receivables”.  They are measured at amortized cost.  At December 31, 2007, the recorded amount approximates fair value.

•

Marketable securities are classified as “Available for sale”.  Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(m)

Comprehensive income, financial instruments and hedges (continued)

(ii)

Financial assets and financial liabilities (continued)

(a)

Classification (continued)

•

Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost.  At December 31, 2007, the recorded amount approximates fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

(b)

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.  At December 31, 2007, the Company does not have any derivative instruments designated as hedging instruments.

(c)

Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments).  Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading.  These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income.  The Company has not identified  any embedded derivatives that are required to be accounted for separately from the host contract.

(n)

Recent accounting pronouncements

(i)

Financial instrument disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which together compromise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments.  Section 3862 requires disclosure of additional detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

The Company will implement these disclosures in the first quarter of 2008.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(n)

Recent accounting pronouncements (continued)

(ii)

Capital disclosures

In December 2006, the CICA issued Section 1535 of the CICA Handbook, Capital Disclosures, which applies to fiscal years beginning on or after October 1, 2007.  This section establishes standards for disclosing information about an entity’s capital and how it is managed.  The Company will implement these disclosures in the first quarter of 2008.

(iii)

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which provides more guidance on the measurement and disclosure requirements for inventories.  Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  The new pronouncement is effective in the first quarter of 2008, and the new standard is not expected to have a material impact on the Company’s results of operations.

(iv)

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

(v)

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

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(n)

Recent accounting pronouncements (continued)

(vi)

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian generally accepted accounting principles (GAAP), as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period currently expected to be complete by 2011.  As the International Accounting Standards Board currently has projects underway that should result in new pronouncements and since this Canadian convergence initiative is very much in its infancy as of the date of these statements, the Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

3.

Change in accounting policy - Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook.  The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet.  In addition, these sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables.  In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost.  Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired.  Changes in the fair value of trading securities are recorded directly into income.  Financial liabilities are classified as trading or at amortized cost.

The Company adopted the new standards effective January 1, 2007.  The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income.  The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,699,597 at January 1, 2007 with an adjustment to increase opening accumulated other comprehensive income by $380,455 as of January 1, 2007.

Net loss for the year ended December 31, 2007 and deficit as at December 31, 2007 was decreased by $828,479 ($0.02 per share) as a result of recording unrealized losses on marketable securities as a component of comprehensive loss rather than net loss.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

4.

Marketable securities

Marketable securities consist of equity securities which, beginning in 2007, are designated as available for sale and valued at fair market value.  Unrealized gains and losses due to period end revaluation to fair market value are recorded as other comprehensive income or loss.

5.

Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2007 is $1,307,798 (December 31, 2006 - $1,185,600).

6.

Property, plant and equipment

	2007			2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
	$	$	$

Automotive equipment	411,497	225,271	186,226	$ 66,527
Furniture and fixtures	130,400	101,635	28,765	18,173
Computer hardware	225,339	170,639	54,700	37,966
Computer software	55,879	32,593	23,286	10,924
Geological data library	65,106	41,728	23,378	45,661
Field equipment	331,950	169,699	162,251	67,603
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	27,181	12,778	14,403	5,024
Drill equipment	397,270	168,443	228,827	-
	1,967,886	922,786	1,045,100	$ 575,142

	2006			2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
	$	$	$

Automotive equipment	323,037	164,416	158,621	$ 66,527
Furniture and fixtures	130,400	94,444	35,956	18,173
Computer hardware	207,888	150,935	56,953	37,966
Computer software	50,521	23,761	26,760	10,924
Geological data library	65,106	35,883	29,223	45,661
Field equipment	269,800	136,905	132,895	67,603
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	27,181	7,064	20,117	5,024
Drill equipment	643,078	180,062	463,016	-
	2,040,275	793,470	1,246,805	$ 575,142

At December 31, 2007 the mill equipment was not in use.  Depreciation will be charged when the mill equipment is put into use.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7.

Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

Almaden has two Directors and two Officers in common with Tarsis.  Almaden is accounting for this investment following the equity accounting method for investments where significant influence exists.  As such, Almaden has recorded its equity share of Tarsis’ loss since July 23, 2007 in the amount of $146,367.

In December 2007, Tarsis issued additional common shares to third parties thereby diluting Almaden’s interest in Tarsis from 41% to 30%.  Almaden has recorded a gain on dilution in the amount of $436,296 as a result.

In 2007, the Company charged Tarsis $22,899 for office rent and various expenses.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.

Mineral properties

		2007	2006
		$	$
Canada

Elk
	100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	5,650,867	4,737,735
ATW
	Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	100,000	100,000
Merit
	100% interest in mineral claims in British Columbia	45,882	62,440
Nicoamen River
	100% interest in mineral claims in British Columbia	42,264	38,050
Skoonka Creek
	49% interest in mineral claims in British Columbia	1	22,798
MOR
	0% interest in minerals claims in the Yukon Territory	-	31,524
Rock River Coal
	50% interest in 187,698 acre coal prospect in the Yukon Territory	1	39,339

Mexico

Caballo Blanco
	100% interest in mineral claims in Veracrus State	1	552,518
Viky
	100% interest in mineral claims in Coahuila State	114,918	230,918
Tuligtic
	100% interest in mineral claims in Puebla State	121,022	121,022
Fuego
	100% interest in mineral claims in Oaxaca State	1	1
San Carlos/San Jose
	100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	77,720	41,520
Yago/La Sarda
	100% interest in mineral claim in Nayarit State	1	1
Caldera
	100% interest in mineral claims in Puebla State	17,040	-

Interests in various other mineral claims (Note 8 (k))		678,917	427,112
		6,848,635	6,404,978

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.

Mineral properties (continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A NI 43-101 resource has been calculated for the property.

(b)

Caballo Blanco

To earn a 100% interest, the Company issued a total of 200,000 common shares and paid US$668,500. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex had to keep the property in good standing and incur exploration expenditures totalling US$2,000,000.  During 2006, Comaplex completed earn-in requirements.

During 2007, the Company acquired Comaplex’s 60% interest for US$1,250,000 and entered into an agreement with Canadian Gold Hunter Corp. (“CGH”).  To earn a 70% interest, CGH must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.

(c)

Viky

The Company acquired a 100% interest in the Viky property by staking and purchased interests in three additional mineral claims. During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex must incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.

(d)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.   During 2007, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”).  To earn a 60% interest, Pinnacle had to incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012.  During 2007, Pinnacle failed to meet their commitments and the Company terminated the agreement.

(e)

Fuego

The Company acquired a 100% interest in the Fuego claim by staking.  During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”).  To earn a 60% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$3,000,000 and issue 1,000,000 shares to the Company by December 31, 2008 (amended).  During 2007, Horseshoe abandoned its interest in the property.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.

Mineral properties (continued)

(f)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued a 25,000 share purchase warrant for a term of three years exercisable at a price of $3.00 per share.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”).  To earn a 51% interest, Hawkeye had to maintain the property in good standing, pay $45,475, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue a total of 1,250,000 shares to the Company by April 2008 (amended).  During 2006, Hawkeye abandoned its interest in the property.

(g)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.

During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire has to incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.

(h)

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

(i)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”).  To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issued 1,000,000 shares to the Company by December 31, 2012.  During 2007, Tanqueray abandoned its interest in the property.

At the end of 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”).  To earn a 60% interest, Zenith has to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.  This agreement is subject to regulatory approval at December 31, 2007.

(j)

Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking.  During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a  51% interest, Strongbow incurred exploration expenditures of $2,000,000 and issued 600,000 shares to the Company.  During 2007, the Company decided not to participate in the summer work program and estimates its interest will be diluted to 32% at the end of the program.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.

Mineral properties (continued)

(k)

Other

(i)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years (amended).

(ii)

Campanario

The Company acquired a 100% interest in the Campanario claim by staking.  During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire must incur exploration expenditures of $3,500,000 and issue 700,000 shares to the Company by October 31, 2011 (amended).  At the end of 2007, Spire abandoned its interest in the property.

(iii)

Gallo de Oro

During 2007, the Company acquired a 100% interest in As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in Gallo de Oro claim.  To earn its interest, the Company must pay US$50,000 by October 30, 2009.  At December 31, 2007, US$30,000 of this obligation had been paid.

(iv)

Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty.

The Company subsequently entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009.

(v)

Ponderosa

The Company acquired a 100% interest in the Ponderosa property by staking. During 2007, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow had to  incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012.  Subsequent to December 31, 2007, Strongbow abandoned its interest in the property.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.

Mineral properties (continued)

(k)

Other (continued)

(vi)

Japan Oil, Gas and Metals National Corporation Joint Venture

During 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  During 2007, JOGMEC withdrew from all joint venture activities.

(vii)

BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico.  During 2006, BHP terminated the agreement.

9.

Share capital

(a)

Details of private placement issues of common shares in 2006 were as follows:

The Company issued 325,000 units on July 21, 2006 on a private placement basis at a price of $2.80 per share, after incurring issue costs of $38,570.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until July 21, 2008.  The fair value of the warrants issued as part of the private placement of $86,125 was allocated to share capital and contributed surplus.  Also, 2,752 flow-through common shares were issued to an agent in consideration of their services.

The Company issued 175,500 units on November 15, 2006 on a private placement basis at a price of $2.75 per share, after incurring issue costs of $25,084.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $2.85 per share until November 15, 2007.  The fair value of the warrants issued as part of the private placement of $45,309 was allocated to share capital and contributed surplus.  Also, 2,182 units were issued to an agent in consideration of their services.

The Company issued 225,000 units on December 20, 2006 on a private placement basis at a price of $2.90 per share, after incurring issue costs of $40,761.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until December 20, 2007.  The fair value of the warrants issued as part of the private placement of $43,681 was allocated to share capital and contributed surplus.  Also, 4,899 units were issued to an agent in consideration of their services.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.

Share capital (continued)

(b)

Warrants

	Number of		Exercise
	warrants	Expiry date	price range
			$
Outstanding,		August 7, 2005 to
December 31, 2004	1,848,105	September 18, 2008	0.80 to 2.25
Granted	4,070,000	-	1.78 to 2.10
Exercised	(318,250)	-	0.80 to 2.25
Expired	(27,000)	-	2.25
Outstanding,		June 30, 2006 to
December 31, 2005	5,572,855	September 18, 2008	1.75 to 2.25
Granted	366,291	-	2.85 to 3.00
Exercised	(5,568,605)	-	1.75 to 2.25
Outstanding,		November 15, 2007 to
December 31, 2006	370,541	July 21, 2008	1.78 to 3.00
Granted	25,000	-	3.00
Exercised	(58,591)	-	1.75 to 2.85
Expired	(149,450)	-	2.85 to 3.00
Outstanding,		July 21, 2008 to
December 31, 2007	187,500	March 20, 2010	3.00

The fair value of the warrants issued March 20, 2007 was estimated at $13,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.16%; expected life of 3 years; dividend rate of 0%; and volatility of 40.15%.

The fair value of the warrants issued July 21, 2006 was estimated at $86,125 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued November 15, 2006 was estimated at $86,125 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued December 20, 2006 was estimated at $86,125 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued during the year ended December 31, 2005 was estimated as $885,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 3.8%; expected life of 0.8 years; dividend rate of 0%; and volatility of 51%.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.

Share capital (continued)

(b)

Warrants (continued)

At December 31, 2007 the following share purchase warrants were outstanding:

Number of		Exercise
warrants	Expiry date	price
		$

162,500	July 21, 2008	3.00
25,000	March 20, 2010	3.00
187,500

(c)

Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.   At December 31, 2007, the Company had reserved 545,964 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during 2007 vested on the date granted except for the 100,000 stock option granted November 15, 2007 of which 50% vested on grant and 50% vests in six months. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as of December 31, 2007, 2006 and 2005 and changes during the years ended on those dates:

		2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
Fixed options	Shares	price	Shares	price	Shares	price
		$		$		$
Outstanding at
beginning of
year	4,798,483	1.70	3,921,483	1.03	4,206,783	0.91
Granted	675,000	2.38	2,005,000	1.70	240,000	1.79
Exercised	(786,792)	1.19	(1,128,000)	0.80	(525,300)	0.40
Expired	(50,000)	2.92	-	-	-	-
Outstanding and
exercisable at
end of year	4,636,691	1.88	4,798,483	1.70	3,921,483	1.03

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.

Share capital (continued)

(c)

Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2007:

Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price
		$

250,000	February 26, 2008	0.80
100,000	July 6, 2008	2.50
581,691	October 7, 2008	0.45
25,000	September 7, 2009	2.23
154,000	December 1, 2009	0.39
841,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
1,795,000	July 6, 2011	2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
4,636,691

Subsequent to December 31, 2007, the Company received $282,974 on the exercise of 338,900 stock options.

The weighted average grant date fair value of 25,000 stock options granted on September 7, 2007 was $0.60.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.25%; expected life of 1.5 years; expected volatility of 40.88%; and expected dividends of $Nil.

The weighted average grant date fair value of 500,000 stock options granted on September 12, 2007 was $1.14.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.26%; expected life of 5 years; expected volatility of 50.96%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on November 15, 2007 was $1.30.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.05%; expected life of 5 years; expected volatility of 49.76%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on December 14, 2007 was $1.01.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 3.86%; expected life of 4 years; expected volatility of 48.76%; and expected dividends of $Nil.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.

Share capital (continued)

(c)

Options (continued)

The weighted average grant date fair value of 1,855,000 stock options granted on July 6, 2006 was $1.28.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.49%; expected life of 4 years; expected volatility of 54.5%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on July 6, 2006 was $0.81.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.42%; expected life of 2 years; expected volatility of 44.3%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on September 5, 2006 was $0.67.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.2%; expected life of 1 year; expected volatility of 49.1%; and expected dividends of $Nil.

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

10.

Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia.  The present value of the estimated obligation is $124,036 which is estimated to be settled  in 5 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16 percent.

11.

Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $144,000 for technical services and $37,713 for general and administrative services during 2007 (2006 - $162,515; 2005 - $129,840).

A company controlled by the Chief Operating Officer of the Company was paid $Nil for geological services during 2007 (2006 – $86,000; 2005 – $84,000 for geological services and a vehicle owned by this company was purchased by Almaden for $22,000 in 2005).

A company controlled by a director of the Company was paid $6,490 for consulting services during 2007 (2006 - $5,650; 2005 - $Nil).

An officer of the Company was paid $Nil for professional services rendered during 2007 (2006 - $74,824; 2005 - $62,550).

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

11.

Related party transactions (continued)

A company controlled by an officer of the Company was paid $11,000 for professional services during 2007 (2006 - $Nil; 2005 - $Nil).

An officer of the Company was paid $115,892 for technical services rendered during 2007 (2006 - $59,200; 2005 - $Nil).

A company with a common officer holds 25,000 warrants of the Company.

The Company has investments in two companies which had optioned properties from the Company which have one director in common with the Company.

Accounts receivable at December 31, 2007 included $49,863 owing from related companies (2006 - $2,348; 2005 - $Nil).

Accounts payable at December 31, 2007 included $7,300 due to related companies (2006 - $20,700; 2005 - $46,200).

12.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

			Years ended December 31,
	2007	2006	2005
	$	$	$
Investing activities
Acquisition of marketable securities
in exchange for recoveries on
mineral properties	-	-	937,367
Reversal of contributed surplus
on exercise of options	442,974	358,698	37,800
Reversal of contributed surplus
on exercise of warrants	29,713	-	-
Fair value of warrants upon completion
of private placement	13,000	117,115	885,000
Proceeds on disposal of equipment
applied to acquisition of other
equipment	-	-	10,995
Sale of mineral properties for
common shares of investee	1,120,000	-	-

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

13.

Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company has non-current tangible assets in the following geographic locations:

	2007	2006	1999
	$	$

Canada	7,360,218	5,886,856	$ 1,595,968
Mexico	533,517	1,764,927	4,155,173
	7,893,735	7,651,783	$ 5,751,141

The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2007	2006	2005
	$	$	$

Canada	655,648	629,347	182,903
Mexico	96,650	207,584	63,538
	752,298	836,931	246,441

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

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16.

Income taxes

The Company’s Canadian income tax rate is approximately 34.1% (2006 – 34.1%; 2005 – 34.9%) while the Mexico income tax rate is approximately 28%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2007	2006	2005
	$	$	$

Statutory rate	0.3%	0.3%	0.3%

Income taxes recovered (expense)
at the Canadian statutory rate	577,100	1,456,500	487,300
Effect of different tax rates in
foreign jurisdiction	8,400	(4,900)	(32,000)
Non-deductible expenses	(147,800)	(852,000)	(74,000)
Tax recovery on flow-though
shares	642,600	-	302,240
Tax gains (losses) not recognized
in period benefit arose	(437,700)	(599,600)	(381,300)
	642,600	-	302,240

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2007	2006
	$	$

Operating and capital loss carryforwards	2,259,000	2,463,000
Canadian exploration expenditures and foreign
exploration and development costs in
excess of book value of resource properties	868,000	1,685,000
Share issue costs	96,000	167,000
Capital cost allowance on property, plant and
equipment	112,000	48,000
	3,335,000	4,363,000
Valuation loss provision	(3,335,000)	(4,363,000)
	-	-

At December 31, 2007, the Company had operating loss carryforwards available for tax purposes in Canada of $3,070,000 which expire between 2009 and 2027 and in Mexico of $4,879,000 which expire between 2008 and 2017.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

17.

Commitments and contingencies

(a)

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision and the matter will proceed to British Columbia Supreme Court.  The Company is waiting for the scheduling of the hearing. In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, approximately $353,000 will be payable in respect of gold sales in fiscal 2000 to 2002. The Company has provided for the liability arising from the assessment.  Any recovery will be credited to operations when it is received as the liability extinguished.

(b)

The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

$

2008	48,815
2009	59,130
2010	60,070
2011	5,000
Thereafter	-
173,015

(c)

During 2007, the Company entered into Executive Employment Contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.

(d)

During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

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

(Expressed in Canadian dollars)

18.

Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”).  The following is a reconciliation:

Consolidated balance sheets

	2007	2006
	$	$

Total assets under Canadian GAAP	27,969,639	28,719,562
Write-off of deferred exploration costs (a)	(4,919,147)	(4,381,885)
Adjustment to marketable securities (b)	-	380,455
Adjustment to equity investment (c)	(188,344)	-
Total assets under US GAAP	22,862,148	24,718,132

Shareholders' equity under Canadian GAAP	27,262,153	27,970,659
Write-off of deferred exploration costs (a)	(4,919,147)	(4,381,885)
Adjustment to marketable securities (b)	-	380,455
Adjustment to equity investment (c)	(188,344)	-
Shareholders' equity under US GAAP	22,154,662	23,969,229

Consolidated statements of loss and comprehensive loss

	2007	2006	2005
	$	$	$

Net loss under Canadian GAAP	(1,048,820)	(4,268,775)	(1,095,215)
Write-off of current period
deferred exploration costs (a)	(1,063,196)	(2,817,878)	(1,115,831)
Add back of deferred exploration
costs written off in the current
year (a)	525,934	1,054,641	569,679
Add back write-down of marketable
securities (b)	-	-	91,590
Increase equity investment
loss (c)	(188,344)	-	-
Reclassification of dilution gain
on equity investment to
shareholders' equity (c)	(436,296)	-	-
Future income tax expense
flow through shares (d)	(642,600)	-	(302,240)
Net loss under US GAAP	(2,853,322)	(6,032,012)	(1,852,017)
Other comprehensive loss
under US GAAP	(1,208,934)	(229,178)	(22,350)
Comprehensive loss under
US GAAP	(4,062,256)	(6,261,190)	(1,874,367)

Net loss per share under
US GAAP	(0.07)	(0.14)	(0.06)

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

Consolidated statements of cash flows

	2007	2006	2005
	$	$	$
Operating activities
Operating activities under
Canadian GAAP	(2,228,550)	(743,843)	(1,576,196)
Exploration (a)	(1,358,442)	(2,903,195)	(1,165,364)
Write-down of marketable
securities (b)	-	-	(91,590)
Operating activities under
US GAAP	(3,586,992)	(3,647,038)	(2,833,150)

Investing activities
Investing activities under
Canadian GAAP	(3,081,539)	(2,370,231)	(1,816,381)
Deferred exploration (a)	1,358,442	2,903,195	1,165,364
Investing activities under
US GAAP	(1,723,097)	532,964	(651,017)

(a)

Under Canadian GAAP exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore.  For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves.  For US GAAP purposes, the Company has therefore expensed its exploration expenditures.

(b)

Previously under Canadian GAAP, marketable securities were recorded at cost.  For US GAAP purposes, equity securities and long-term investments were classified as available-for-sale securities and accordingly, unrealized holding gains and losses on these securities were recorded in other comprehensive income.

Effective January 1, 2007 the Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement; 3865, Hedges; and 1530, Comprehensive Income, which address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income in the financial statements.  The adoption of these standards aligns Canadian GAAP with US GAAP as it relates to the Company’s marketable securities.

(c)

Under Canadian and US GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting.  Under US GAAP, the Company’s share of Tarsis’ loss was $118,344 higher to reflect the fact that Tarsis is required to expense exploration expenditures under US GAAP.

During 2007, Tarsis issued shares and diluted the Company’s equity interest.  For Canadian GAAP purposes, the Company recorded a gain on dilution of $436,296 as a component of the equity loss.  Under US GAAP, gains on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders’ equity.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

(d)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors.  The Company has accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow-through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity.

For US GAAP purposes, the premium paid for flow-through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The recognition of the future income tax liability upon renunciation of the flow-through expenditures is recorded as income tax expense in the period of renunciation.

(e)

Effective January 1, 2007, the Company was required to adopt the provisions of FASB Interpretation 48, Uncertainty in Income Taxes (“FIN 48”).  FIN 48 provides guidance on the recognition and measurement of uncertain tax positions.  The adoption of this standard had no impact on the Company’s financial results or financial position.

(f)

Recent accounting pronouncements impacting the Company

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

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

Schedule 1

	Cumulative
	amount since
	incorporation
	September 25,
	1980	to
	December 31,			Years ended December 31,
	2007		2007	2006	2005
	$		$	$	$
Office and licenses	1,896,976		334,054	191,607	179,393
Professional fees	2,638,282		274,281	257,240	197,369
Travel and promotion	1,094,386		251,029	169,649	126,030
Depreciation	1,008,274		218,789	231,413	149,477
Rent	879,487		124,434	140,298	106,754
Bad debts	221,719		91,168	-	-
Insurance	196,653		90,413	65,884	8,484
Stock exchange fees	401,792		65,118	68,437	69,712
Regulatory compliance	96,938		47,089	49,849	-
Transfer agent fees	213,268		13,915	21,118	21,821
B.C. mineral taxes	36,897		-	-	-
Management services	16,775		-	-	-
Employee benefits	10,512		-	-	-
Write-off of incorporation costs	3,298		-	-	-
	8,715,257		1,510,290	1,195,495	859,040

Almaden Minerals Ltd.

An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

Schedule 2

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

Schedule 2

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

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

Schedule 2

	Number	Price	Amount
		$	$
Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822
For cash on exercise of share purchase warrants	58,591	1.78-2.85	192,150
For cash on exercise of stock options	786,792	0.55-2.50	1,378,430
Balance, December 31, 2007	44,469,638		48,226,402

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  March 28, 2008

By     /s/Duane Poliquin

Duane Poliquin, CEO & Chairman