Form 20-F
period 2008-12-31
ALMADEN MINERALS LTD
filed 2009-04-01
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 20-F

(   )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

45,525,829

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

Large accelerated filer (   )

Accelerated filer ( X )

Non-accelerated filer (   )

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP (   )

International Financial Reporting Standards as issued

Other ( X )

by the International Accounting Standards Board (   )

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

( X )  Item 17   (   )  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

(   )  Yes  ( X )  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                                                                                                                   (   )  Yes  (   )  No

Glossary of Geologic and Mining Terms

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

Feasibility study:  A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it  could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

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

Net profits interest:   A contractual granted right to some portion of the profits after deduction of expenses sometimes expressed as a form of royalty.

Net smelter returns:  Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. A royalty based on net smelter returns usually provides cash flow that is free of any operating or capital costs and environmental liabilities.

Option agreement:  An agreement where the optionee can exercise certain options to acquire or increase an interest in a property by making periodic payments or share issuances or both to the optionor or by exploring, developing or producing from the optionor’s property or both.  Usually upon the acquisition of such interest, all operations thereafter are on a joint venture basis.

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

Preliminary feasibility study/Pre-feasibility study:  A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis  based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

The following selected financial data of the Company for Fiscal 2008, Fiscal 2007 and Fiscal 2006 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2005 and Fiscal 2004 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Reference is made to Note 18 of the audited consolidated financial statements of the Company for Fiscal 2008 included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004

Canadian GAAP

Revenues

Net loss

Loss per common share

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

U.S. GAAP

Revenues

Net loss (1)

Loss per common share(1)

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock and accumulated paid in capital

Dividends declared per share

$846 (3,962) (0.09) 45,007 13,177 8,236 24,067 24,402 49,159 0 846 (5,999) (0.13) 45,007 13,177 1,957 16,922 17,257 49,159 0	$752 (1,049) (0.02) 44,215 17,415 6,849 27,262 27,970 48,226 0 752 (2,853) (0.07) 44,215 17,415 1,929 22,155 22,862 48,226 0	$837 (4,269) (0.10) 41,351 20,242 6,405 27,971 28,720 46,656 0 837 (6,032) (0.14) 41,351 20,622 2,023 23,969 24,718 46,656 0	$246 (1,095) (0.03) 32,079 9,374 5,104 15,801 16,367 31,639 0 246 (1,852) (0.06) 32,079 9,984 2,486 13,792 14,358 31,639 0	$139 (3,066) (0.11) 30,232 4,660 4,440 9,756 10,215 25,259 0 139 (4,118) (0.14) 30,232 5,200 2,368 8,224 8,683 25,259 0

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2008	$1.06	$1.30	$0.97	$1.22
Fiscal Year Ended 12/31/2007 Fiscal Year Ended 12/31/2006	1.07 1.15	1.19 1.17	0.92 1.10	0.99 1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.15	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.18	1.20

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	$1.08	$1.06	$1.15	$1.20	$1.18	$1.27
Low	1.03	1.29	1.29	1.30	1.27	1.22

The exchange rate was 1.24 on March 20, 2009.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability

The Company had net losses in a number of years since its date of incorporation – 9/25/1980.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable under Canadian GAAP. The Company had net losses of $3,961,642 in Fiscal 2008, $1,048,820 in Fiscal 2007 and $4,268,775 in Fiscal 2006.

The cumulative net loss of the Company as at December 31, 2008 was $27,136,456.

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

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance for cash securities of the Company or incurring debt, or a combination of the two.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties it has acquired.

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

No Guarantee of Title to Mineral Properties

While the Company and its predecessor have investigated title to all of its mineral properties and prospects, and, to the best of its knowledge, title to all of its properties and prospects in which it has the right to acquire or earn an interest are in good standing as of the date of this Annual Report, this should not be construed as a guarantee of title.  The properties and prospects may be subject to prior unregistered agreements or transfers unknown to the Company and title may be affected by undetected defects, e.g. defects in staking or acquisition process.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 25, 2009 there were share purchase options outstanding allowing the holders of these options to purchase 4,480,000 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 111,500 shares of common stock.  Directors and officers of the Company hold 4,115,000 of these share purchase options.  An additional 365,000 share purchase options are held by employees and consultants of the Company.  Directors and officers hold 86,000 of the share purchase warrants. Given the fact that as of March 25, 2009 there were 45,525,829 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options would cause the outstanding common stock to rise 9.1%.  The exercise of all outstanding share purchase warrants would cause the outstanding common stock to rise less than 1%.

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

Foreign Incorporation and Civil Liabilities

The Company amalgamated under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities whether under the United States Securities Exchange Act of 1934, as amended, or otherwise.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin also serves as a director of Motapa Diamonds Inc. James McInnes also serves as a director and President of Williams Creek Explorations Limited and Horseshoe Gold Mining Inc. Joseph Montgomery also serves as a director of Abitibi Mining Corp., Sedex Mining Corp., Klondike Gold Corp., Amador Gold Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Silver Corp. and Chalice Diamonds. Gerald Carlson also serves as a director, President and CEO of Copper Ridge Explorations Inc., director of Amera Resources Corporation, director of Golden Aria Corp., director of Tarsis Capital Corp. and director of BonTerra Resources Inc.  Barry Smee also serves as a director of Platinum Group Metals Ltd. Marc Blythe also serves as a director and President and Chief Executive Officer of Tarsis Capital Corp. Mark Brown also serves as a director and CFO of Rare Element Resources Ltd. and Portal Resources Ltd. and CEO of Fox Resources Ltd. and Everclear Capital Ltd.  He also serves as a director of Strategem Capital Inc., Sutter Gold Mining Inc., Mediterranean Resources Ltd., and Animas Resources Ltd.  He also serves as a CFO for Pitchstone Exploration Ltd., Tarsis Capital Corp., Fortune Valley Resources Ltd. and Rye Patch Gold Ltd. These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions.

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

The Company’s common shares began trading on The Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the American Stock Exchange, now the NYSE Alternext US, under the symbol “AAU” on December 19, 2005.  Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of other company’s shares.

Organizational Structure

The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions-refer to Exhibit 8 to this 20-F Annual Report.

At December 31, 2008, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993 and a 33.2% share interest in Tarsis Capital Corp., a company incorporated in Alberta, Canada on October 21, 2005 and continued into British Columbia on June 2, 2008.

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

Company’s Secondary Properties

The Company’s secondary property interests include the ATW diamond prospect in Canada (net 58.8% property interest), the Merit prospect in Canada (100% interest), the San Carlos prospect in Mexico (consists of the San Carlos concession (100% interest) and  the San Jose claim (100% interest), the Yago prospect in Mexico (100% interest), the Bufa prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Lincoln Gold Corp.), the Tuligtic prospect in Mexico (100% interest subject to a 75% option agreement earn in right by Antofagasta Minerals S.A.), the Matehuapil prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Apex Silver Mines Limited) and the Caldera prospect in Mexico (100% interest).

The PV prospect in Canada was sold to Consolidated Spire Ventures Ltd. during Fiscal 2006.  The MOR, Tim and other prospects in Canada and the Erika prospect in Mexico were sold to Tarsis Capital Corp. during Fiscal 2007 (refer to The MOR Prospect – Canada). During Fiscal 2008, the Ram prospect in Canada was sold to Ross River Minerals Inc. subject to a 2% NSR and the Prospector Mountain prospect was sold to Tarsis Capital Corp.

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

Sample Handling

Soil and stream sediment samplers have been trained to industry standard levels of sampling methodology. In general, the Company sieves stream sediment samples to -20 mesh in the field during preparation. Samplers are required to not wear any jewellery or clothing or use equipment which may contaminate the sample. All sample locations are geographically located at the time of sampling using the Global Positioning System. The Company has prepared standardized sample information cards for samplers to record information concerning the sample location, type and medium. Outcrop, float and dump rock samples are collected by geologists who record similarly ordered geologic information relating to the sample taken.

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

Expenditures to Date

During Fiscal 2008, the Company incurred $272,501 in evaluation of the property, primarily on metallurgical testing, economic and engineering analysis and re-interpretation of geology.  As at December 31, 2008, the Company had deferred costs of $5,923,368 on this property.

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

The qualified person and supervisor for the 2006 exploration drill program was Wojtek Jakubowski, P. Geo., an employee of the Company at the time. All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of the Company’s ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

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

Between August and October, 2007, the Company carried out a diamond drill program on the property, consisting of 2,469 metres of drilling in 9 holes.  A summary of the highlights from the assays is presented in the table below:

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

Recent work

During Fiscal 2008, the Company received a report detailing the metallurgical performance of ore samples from the property.  Average gold recoveries of 95% were achieved using a gravity plus cyanidation flowsheet over a range of head grades.  The tests, which examined feed grades between 5 and 47 g/t gold, were carried out by G & T Metallurgical Services Ltd. (“G & T”) of Kamloops on diamond drill core recovered during the 2007 season.  G & T is an ISO 9001:2000 accredited laboratory and work was conducted under the supervision of Mr. John Folinsbee, P.Eng.  A single gravity plus flotation test achieved a gold recovery of 95% also.  Additional flotation tests may be necessary to confirm this result is representative of the expected performance of a gravity plus flotation flowsheet.  Silver recoveries of 86% were reported using the gravity – cyanide flowsheet, although a silver resource has not yet been calculated for the property.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company is currently developing plans for a program of exploration on the property.  It is contemplated that newly identified areas of interest will be tested by surface drilling. Total proposed drill footage is not yet determined, but if approved, the drill program will likely cost approximately $800,000.  Underground exploration and drilling is also being discussed. Cost estimates have not been received but this could cost approximately $5,000,000.  These programs would be contingent on permitting and possibly the availability of flow through financing.

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

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex was obligated to keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.  During Fiscal 2006, Comaplex completed the earn-in requirements.  In Fiscal 2007, the Company acquired Comaplex’s 60% option interest for U.S.$1,250,000 and made the final payment of U.S.$210,000 plus value added tax to the underlying owner, now holding a 100% interest in the property subject to the sliding scale NSR. Also in April 2007, the Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”). To earn a 70% interest, CGH must keep the property in good standing, issue 1,000,000 million shares of CGH to the Company (received), make a US$500,000 payment (received), incur exploration expenditures totalling U.S.$12,000,000 and fund all costs required for the completion of a bankable feasibility study. The Company will be entitled to participate in whatever terms CGH may negotiate for production financing.

Expenditures to Date

During Fiscal 2008, the Company incurred $53,952 in acquisition and exploration costs which were not recovered from CGH.  As at December 31, 2008, the Company had deferred costs of $53,953 on this prospect.

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

In 2007, the Company conducted a program of geological mapping, geochemical surveys, induced polarization (IP), geophysical surveys and alteration studies.  CGH subsequently conducted further geological, geochemical and geophysical survey work as well as road building.  Late in 2007, CGH started a diamond drill program which continued until mid 2008.  A second phase of drilling with a total of 10,000 metres planned started in late November 2008.

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

On March 6, 2007 and April 14, 2008, the Company reported that it has received partial assay results from CGH from the first two diamond-drill holes completed.  Hole 07CBN-002 is the first hole drilled by the CGH in the Cerro la Paila target area (formerly referred to as Cerro la Cruz) of the Northern Zone high-sulphidation gold system, which covers an area of some 20 square km. This hole was drilled at -50 degrees E from a collar in the Cerro la Cruz gold zone about 200 meters SW of the collars of past drill holes 05CB-03, 06CB-01 and 06CB-03.

Diamond drill hole 07CBN-001 was drilled about 3 ½ km. to the south west of Cerro la Paila in the Cerro Bandera part of the Northern Zone. This vertical hole was collared in a structurally disturbed zone and was lost in a strong fault at 109.12 meters.

Assay results for 07CBN-001, 002 and 003 are listed below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)	Width (m)	Au g/t	Ag g/t
07CBN-001	-90°	109.12	31.39-42.06	10.67	0.005	22.8
including			31.39-42.06	3.05	0.005	51.7
and			106.07-109.12	3.05	0.009	40.7
07CBN-002	090°/-50°	293.5	29.57-38.71	9.14	0.10	28.3
			38.71-255.12	216.41	0.60	3.1
and including			38.71-104.24	65.53	0.76	3.9
and including			85.95-99.27	13.32	1.03	4.1
and including			230.73-255.12	24.39	1.01	9.5

08CBN-003	090°/-80	246.89	72.54-154.84	82.30	1.08	2.8
including			107.59-124.36	16.77	2.63	3.1

Hole 07CBN-003 is also in the Cerro la Paila target area (formerly referred to as Cerro la Cruz) within the Northern Zone high-sulphidation gold system.

Core holes 08CBN-004 and 08CBN-005 were drilled into the Cerro la Paila gold target.

Complete assay results for 08CBN-004 and 005 are listed below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)	Width (m)	Au g/t	Ag g/t

07CBN-004	080°/-80°	203.61	77.11-171.60	94.49	2.09	1.4
including			128.93-168.55	39.62	3.93	2.3

08CBN-005	090°/-80°	273.71	81.69-212.75	131.06	0.53	1.4
including			84.73-138.07	53.34	0.79	2.3
including			113.69-138.07	24.38	1.08	2.0

Significant assay results for 07CBN-006 to 011, also in the Cerro la Paila gold target, are listed in the table below:

Drill Hole	Az/Angle	Depth (m)	Interval (m)**	Width (m)**	Au g/t	Ag g/t

08CBN-006	090°/-50°	173.20	38.00-48.77	10.77	0.03	425.7
08CBN-007	090°/-70	187.45	No significant	intersections
08CBN-008*	090°/-50°	213.66	54.86-213.66	158.80	0.85	2.3
including			54.86-135.64	80.78	1.23	3.5
including			54.86-74.68	19.82	2.26	3.3
and			193.55-213.66	20.11	0.90	1.0
08CBN-009*	090°/-50°	135.03	84.73-135.03	50.30	0.66	5.9
including			118.26-135.03	16.77	1.35	7.1
08CBN-010*	090°/-70°	22.25	No significant	intersections
08CBN-011*	270°/-60°	189.89	99.97-189.89	89.92	1.11	1.4
including			101.49-116.73	15.24	2.07	1.8
and including			144.17-177.70	33.53	1.45	1.9

Notes: * Hole lost above planned target depth. **Intervals are core lengths and true widths may be less than reported here.

A number of the holes, including 08CBN-012, 013, 014 and 016, were lost in mineralized vuggy silica breccias prior to being completed to their planned depths.  Holes 08CBN-014 and 016 were drilled through significant intervals of unmineralized andesite before encountering silica breccias with anomalous gold values and then being lost. The last few samples in each hole had the highest gold grades in the hole. Significant assay results for 07CBN-012 to 017 are listed in the table below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)**	Width (m)**	Au g/t	Ag g/t
08CBN-012*	090°/-50°	227.08	166.12-227.08	60.96	0.99	1.1
including			210.31-227.08	16.77***	3.15	2.9
08CBN-013*	090°/-50	118.26	43.59-118.26	74.67	0.30	2.4
including			89.31-118.26	28.95	0.54	3.9
08CBN-014*	270°/-70°	103.63	99.06-103.63	4.57	0.25	0.5
08CBN-015	090°/-80°	157.89	124.35-150.27	25.92	0.87	1.4
including			136.55-147.21	10.66	1.41	1.3
08CBN016*	120°/-60°	201.17	195.07-201.17	6.10***	0.42	215.0
08CBN-017	090°/-85°	227.99	67.97-131.98	64.01	1.02	1.2
including			105.80-122.53	16.73	2.10	1.7

Notes: * Hole lost above planned target depth. **Intervals are core lengths and true widths may be less than reported here. *** Intervals had very poor core recovery and grades are unreliable.

Significant assay results for 07CBN-018 & 020 in Cerro la Paila.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Ag g/t
08CBN-018	090°/-50°	179.83	71.63-126.49	54.86	1.31	1.4
including			91.44-105.16	13.72	3.21	3.5
08CBN-020	090°/-70	199.64	97.54-199.64	102.1	0.19	0.5
including			135.64-169.16	33.52	0.31	0.8

Significant assay results for 07CBCN-019,021, 022 & 024 in Pedrero.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Cu%
08CBCN-019	180°/-50°	187.45	146.30-187.45	41.15	0.42	0.27
08CBCN-021	180°/-50	108.20	No significant	results
08CBCN-022	180°/-50°	304.19	132.89-281.33	148.44	0.21	0.17
08CBCN-024	180°/-50°	210.00	56.38-89.91	33.53	0.46	0.02

Significant assay results for 07CBCN-023,025-028 in Porvenir.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Cu %
08CBCN-023	180°/-50°	295.13	12.19-131.06	118.87	0.15	0.12
08CBCN-025	180°/-75°	318.51	117.35-163.06	45.71	0.25	0.14
08CBCN-026	180°/-50°	349.91	94.48-204.21	109.73	0.27	0.17
08CBCN-027	360°/-60°	272.80	91.44-115.82	24.38	0.16	0.18
08CBCN-028	180°/-75°	403.86	39.62-403.86	364.24	0.17	0.12

*Intervals are core lengths and true widths may be less than reported here.

CGH reported on September 23, 2008 that the initial phase of drilling in the Northern Zone had been completed. Nineteen holes totaling 3,464 metres were drilled. At Cerro la Paila, gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on many sections the drill holes were abandoned in mineralized silica breccias.

On the Central Grid 2,467 metres were drilled in nine holes to test two targets, Pedrero and Porvenir, which are gold-rich porphyry targets defined by coincident magnetic, I.P. and geochemical anomalies.  Pedrero and Porvenir are separated by almost three kilometres and are part of a very large sulphide system as defined by I.P. surveys. Broad intervals of copper-gold mineralization are associated with intensely altered monzodiorite intrusions.

In a November 27, 2008 news release, the Company announced that further diamond drilling had commenced.  The planned program is up to 10,000 meters in two phases, with the initial phase being 5,000 meters.

In a February 5, 2009 news release, the Company reported that it had received additional assay results from the Cerro la Paila gold target from operating partner CGH.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Ag g/t

08CBN-029	082°/-75°	268.22	100.58-137.16	36.58	1.13	3.7
including			112.77-134.11	21.34	1.33	5.2
08CBN-030	077°/-71°	332.46	99.05-114.29	15.24	0.28	21.5
and			147.82-178.30	30.48	0.38	0.7
08CBN-031	088°/-57°	334.98	114.91-180.44	65.53	0.38	2.0
08CBN-032	090°/-75°	256.03	152.4-249.94	97.54	0.43	1.2
including			152.4-176.78	24.38	0.63	1.0
and including			234.70-248.41	13.71	0.82	1.0
08CBN-033	088°/-57°	246.89	86.86-219.46	132.60	0.58	1.4
including			114.3-131.06	16.76	1.43	1.6
and including			188.98-204.22	15.24	1.41	3.0

*Intervals are core lengths and true widths may be less than reported here.

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned 2009 exploration program with all work being conducted by CGH which is working to earn an interest in the prospect.

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

In January 2005, the Company and Williams Creek acquired Santoy’s 20% share interest in ATW and now each own a 50% share interest in ATW. In 2008 ATW acquired the 10% interest owned by SouthernEra through the elimination of debt of $32,086. Williams Creek failed to contribute to the 2008 program and was diluted to a 34.4% interest in the prospect.  Harry Winston Diamond Corporation (formerly Aberex Minerals Ltd.) also did not contribute and was diluted to a 6.8% interest in the project. The Company’s net interest is now 58.8%

 Expenditure to Date

During Fiscal 2008, the Company incurred $415,496 in exploration costs, primarily on a sonic drill program and analysis ($349,166).  $6,432 of these costs were recovered from ATW Resources Ltd and $13,853 in claim maintenance costs were written off to operations.  As at December 31, 2008, the Company had deferred costs of $495,211 on this prospect.

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

In the summer of 1992, ATW conducted a limited summer till sampling program for diamond indicator minerals, and contracted an airborne magnetic - electromagnetic (EM) survey of the western half of the property. After optioning the property, KCEI conducted several phases of prospecting, till sampling using sonic and reverse circulation drills, ground geophysical surveys, a small helicopter borne magnetic survey, and limited diamond drilling in two programs that totalled 671metres. This work identified a kilometres long train of diamond indicator minerals in glacial till that was followed east under MacKay Lake. Their work also found one kimberlite body, TR107, which contains no diamond indicator minerals, and therefore cannot be the source of the indicator mineral train being followed.

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

In early 2002, results of microprobe analyses performed on indicator minerals from sampling of the glacial dispersion train on the property were received by ATW from Kennecott Canada Inc. Mineral Services Canada Inc. (Mineral Services), a subsidiary of Mineral Services International, reviewed these microprobe results.  The following is an excerpt from the summary of the report provided from Mineral Services:

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

In 2008, ATW completed a sonic drill program to obtain more till samples in an attempt to narrow the area of search for the source of the indicator mineral train.

Drilling was done at 38 sites located on grid lines two hundred metres apart designed to bracket the possible source or sources of the indicator mineral plume. The program was supervised by APEX Geoscience Ltd (APEX). This program successfully cut the plume off to the east and traced KIMs to this area from the west.  From the 38 drill sites, a total of 5,742 KIMs and possible KIMs were collected. This total is comprised of 1648 peridotitic garnets, 218 possible eclogitic garnets, 6 possible picroilmenites, 30 chromites, 74 chrome diopsides and 3766 olivines. Peridotitic garnets range from reddish to bright pink and unabraded grains are reported to be common in each sample that contains these garnets. From one to 200 grains were present in a single sample. Eclogitic garnets are present in amounts from 1 to 26 grains in a single concentrate and a few grains have kimberlite on their surface. Chrome diopsides are present in amounts from 1 to 9 grains and some have a patch of kimberlite on surface suggesting short transportation from source. Olivines are the most abundant KIM, with from 1 to 720 grains in samples that had any.

Samples were collected by APEX and sent in sealed containers to Vancouver Indicator Processors for heavy mineral separation. KIM picking was carried out by KIM Dynamics. For quality control purposes, 26% of all observed sample were observed twice by two different observers. Kris Raffle, P.Geo. of APEX a qualified person under the meaning of National Instrument 43-101 supervised the program.

Past electron microprobe analyses of KIMs from the Mackay Lake project found a significant proportion of high interest G10 garnets, however, in 2008 Mineral Services Canada Inc. (MSC) was retained to do a more comprehensive analysis of the KIMs in an attempt to refine the target areas for future exploration. In October 2008, ATW received results from a Mineral Composition and Surface Texture Study conducted by MSC on mineral grains recovered in 2003 and 2008. MSC’s analysis suggests that there could be as many as five distinct kimberlite sources contributing minerals to the Mackay Lake indicator mineral train. The mineral abundance and composition and surface texture data further suggest that these sources may lie within the currently defined mineral train, which extends over an area of approximately 3.5 kilometres by 1.5 kilometres. Three of these sources show the potential to contain diamonds of peridotitic or eclogitic origin. The identification of rare eclogitic garnets with diamond association compositions in this work is encouraging as diamondiferous eclogite can be a significant contributor to the economic potential of kimberlites

In January 2009, ATW received the results of a comprehensive reinterpretation of past magnetic, electromagnetic/resistivity and gravity survey data.  The reinterpretation was undertaken by Petra Geophysical Consulting Inc. (Petra) on data from previously completed geophysical surveys done in conjunction with the Spring 2008 sonic drilling. This work has identified a number of high-quality targets. A Spring 2009 exploration program will include further ground geophysical surveys and diamond drill testing for at least seven of these targets. Further sonic overburden drilling may also be carried out if warranted.

Planned Work Program – Fiscal 2009, Ending December 31, 2009

ATW’s planned exploration program for Fiscal 2009 consists of further ground geophysical surveys and diamond drill testing at a budgeted cost of $442,333.  The Company is responsible for $290,171of this amount as Harry Winston Diamond Corporation has again elected not to participate.

The Merit Prospect – Canada

The Merit Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Merit claim group comprises about 1,906.6 hectares (~19 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

In Fiscal 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”). To earn a 60% interest in either the Merit and/or Brookmere prospects, Williams Creek had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.  During 2008, Williams Creek conducted no work due to funding problems and at year end the prospect reverted to the Company.

Expenditures to Date

During Fiscal 2008, the Company incurred no costs on the prospect. As at December 31, 2008, the Company has written down the carrying value of the prospect to $1.

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

During 2006, Williams Creek conducted a geological mapping and soil sampling program on the Merit prospect.

During 2007, Williams Creek applied for permits to build roads and drill on the Merit prospect.  These permits were obtained too late for the work to be done in the 2007 field season.

During 2008, Williams Creek conducted no work due to funding problems and at year end the prospect reverted to the Company.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company’s planned exploration program for Fiscal 2009 consists of geology, mapping and sampling at a budgeted cost of $50,000.  The Company is seeking a joint venture partner for this project.

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

Expenditures to Date

During Fiscal 2008, the Company incurred $212,077 in acquisition and exploration costs on the prospect, primarily on geochemical, geophysical and geological surveys and the payment of Mexican mining taxes of $61,782 which were written off to operations.  As at December 31, 2008, the Company had deferred costs of $228,015 on this prospect.

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

On the basis of the drill results, Hawkeye terminated its option agreement with the Company.  Hawkeye’s geological testwork and drilling examined approximately 25% of the prospect.  The Company carried out geophysical and geochemical soil surveys in 2008.

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

Hawkeye informed the Company that its 2005/2006 drill program was designed to test for both CRD and skarn type mineralization.  The drill program reported no significant results.

The Company’s 2008 program consisted of soil sampling, IP geophysics and a limited sampling and mapping program. The soil sampling and geophysical grid was set up over an area of hydrothermal alteration within a stockwork veined intrusive body. A total of 554 soil samples were taken on a 200 meter by 50 meter grid and IP geophysics was conducted on the 200 meter spaced east west lines. This work identified a broad area of elevated copper and molybdenum in soil now called the main zone and a smaller area to the west, now known as the Lupe zone, of elevated gold, silver, copper, molybdenum in soil and chargeability responses. The Lupe zone is a new discovery and was not identified prior to this 2008 program. The sampling and geophysics conducted over the main zone outlined a 1.5 kilometer by 500 meter zone that remains open to the south, of highly elevated chargeability, magnetic response and copper, molybdenum and gold in values in soils. Argillic altered and quartz-sulphide veined intrusive rocks have been identified in this area. A grab sample taken of outcropping argillic altered and stockwork veined intrusive taken at the northern edge of the main zone returned 0.19% copper.  The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. This anomaly is at least 200 meters across along the five lines on two hundred meter spacing.

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company’s planned exploration program for Fiscal 2009 consists of geology, mapping and sampling at a budgeted cost of $50,000.  The Company is seeking a joint venture partner for this project.

The Yago Prospect - Mexico

The Yago prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

From Fiscal 1997 to Fiscal 2004, the Company acquired a 100% interest in the prospect through staking and purchase agreements.

In February 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire had to incur exploration expenditures of U.S.$3,500,000 and issue 800,000 shares to the Company over five years.  On March 24, 2009 Spire acknowledged they were in default in observing the terms of the agreement and quit claimed and released all interest in the prospect.

Expenditures to Date

During Fiscal 2008, the Company incurred $16,600 in costs on this prospect for the payment of Mexican mining taxes which are recoverable from Spire.  As at December 31, 2008, the Company has written down the carrying value of the prospect to $1.

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

Widespread anomalous gold, silver and base	From - To (m)	Interval (m)	Au (g/t)	Ag (g/t)
98-01 (Tejona Vein)	53.3 to 54.8	1.5	0.37	24.9
98-02 (Guadalupe Vein)	44.2 to 47.2 67.0 to 70.1 121.9 to 126.4	3.0 3.1 4.5	0.44 0.51 0.54	43.8 15.1 16.7
98-03 (between Creek & Tejona)	38.1 to 54.8 incl.38.1 to 39.6	16.7 1.5	0.15 0.63	22.6 99.8
98-04 (La Morraya)	42.6 to 44.2	1.6	0.32	35.7
98-05	198.1 to 201.1	3	1.8	0.9
98-06 (Creek Zone)	32.0 to 36.5	4.5	0.13	9.4
98-07	No significant values

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

Due to market conditions, Spire was not able to fund any exploration in 2008.

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company currently has no planned exploration program for Fiscal 2009.  Spire abandoned its interest in the prospect on March 24, 2009.

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

Expenditures to Date

During Fiscal 2008, the Company incurred no costs on the prospect.  As at December 31, 2008, the Company was carrying this prospect at $1.

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

In 2006, Lincoln completed a soil survey on the prospect, in addition to aerial photography, which will be used to construct topographic base maps for geological use.  The soil survey covered an area 1600m long and 500m wide.  Eight separate gold in soil anomalies were detected through the soil sampling and follow up work is being planned. In 2008, Lincoln carried out a program of diamond drilling consisting of 12 holes totaling 4,500 meters.

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

In March 2008, Lincoln initiated a drill program. Highlights of the results received to date from the present Lincoln drill program are tabularized below:

Hole No.	From (m)	To (m)	Interval * (m)	Gold (g/t)	Silver (g/t)
LBDDH-008	147.8	149.34	1.55	0.402	6.6
LBDDH-010	19.79	21.34	1.55	0.985	25.8
	288.51	290.06	1.55	0.064	23.6
LBDDH-003	172.22	173.72	1.5	10.7	516
LBDDH-007	Five Zones		1.20 to 1.71	0.007 to 0.020	4.0 to 6.8
LBDDH-001	94.5	97	2.5	4.12	281

*At this time it is not known of whether the intervals in the table above represent true widths

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009 with all work being conducted by Lincoln which is working to earn an interest in the prospect.

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

On March 23, 2009, the Company entered into an agreement with Antofagasta Minerals. S.C. (“Antofagasta”). To earn a 60% interest, Antofagasta must incur exploration expenditures totalling U.S.$7,000,000 and make cash payments of U.S.$1,000,000 to the Company by March 23, 2014.  Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering on or before March 23, 2016 a feasibility study.

Expenditures to Date

During Fiscal 2008, the Company incurred $198,332 in costs on this prospect, primarily on geochemical, geophysical and geological surveys and some additional staking, including the payment of Mexican mining taxes of $30,945 which were written off to operations.  As at December 31, 2008, the Company had deferred costs of $288,409 on this prospect.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009 with all work being conducted by Antofagasta which is working to earn an interest in the prospect.

The Matehuapil Prospect - Mexico

The Matehuapil Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 2007, the Company acquired a 100% interest in the Matehuapil claim, subject to a 1% NSR royalty payable to the Mexican government, through the successful bid of approximately $500,000. An initial acquisition payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of the NSR royalty.  During 2008 the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company.

The Company subsequently entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex must incur exploration expenditures totalling U.S.$2,600,000 by December 1, 2013 and make cash payments of 3,312,000 Mexican Pesos by July 10, 2009.    The  Company has received notification of a Joint Plan of Reorganization of Apex Silver Mines Limited and Apex Silver Mines Corporation under Chapter 11 of the Bankruptcy Code.

Expenditures to Date

During Fiscal 2008, the Company incurred $419,587 in total acquisition costs and $10,709 in exploration costs of which $3,174 was recovered from Apex.  The Company also received $68,890 from Apex pursuant to the option agreement.  As at December 31, 2008, the Company had deferred costs of $373,485 on this prospect.

Location and Access`

The Matehuapil prospect is located in Zacatecas State, Mexico, about 25 km east of Concepcion del Oro.

Infrastructure

There is road access throughout the prospect and single phase power to villages within the prospect boundary.

History and Recent Work

The prospect was held by the government mining agency which conducted surface work and limited geophysics.  Apex has informed Almaden that it has conducted surface work on the prospect.  Almaden is to receive technical data from Apex resulting from their work program of 2008 in an annual report.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009 with all work being conducted by Apex which is working to earn an interest in the prospect.

The Caldera Prospect - Mexico

The Caldera Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2007, the Company acquired the Caldera prospect by staking and has a 100% interest in the prospect. During 2008, additional staking was carried out to cover anomalous areas that were not within the original block stated.

Expenditures to Date

During Fiscal 2008, the Company incurred $33,952 in staking costs and $262,859 in exploration costs primarily on alteration mapping, prospecting, soil and stream sediment sampling and induced polarization geophysics and including $45,950 in Mexican mining taxes which were written off to operations.  As at December 31, 2008, the Company had deferred costs of $267,901 on this prospect.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company’s planned exploration program for Fiscal 2009 consists of further geological and alteration mapping, prospecting and sampling at a budgeted cost of $50,000.

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

Expenditures to Date

During Fiscal 2008 the Company incurred no costs on this prospect. As at December 31, 2008, the Company is carrying this property at $1.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009.  Yukon Zinc Corporation maintains the property in good standing.

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

On December 10, 2007, t he Company entered into an agreement with Zenith Industries Corp. (“Zenith”). To earn a 60% interest, Zenith had to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.   As of December 31, 2008, Zenith abandoned its interest in the prospect.

Expenditures to Date

During Fiscal 2008 the Company incurred $3,187 in claim maintenance costs on this prospect.  As at December 31, 2008, the Company has written down the carrying value of the prospect to $1.

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

Insitu mineralization found to date consists of gold-bearing quartz veins in altered granodiorite at the Discovery Zone, and silica-rich pods or clasts in brecciated quartzofeldspathic rocks at the West Zone (located 2.35 km WNW of the Discovery Zone).  The Discovery Zone occurrences have been exposed by a series of small hand trenches in the face of a 130-metre long roadcut in subcrop of variably silicified and/or argillically altered granodiorite.  Local ankeritic (possible) and iron/manganese oxide alteration is also present.  The occurrences are narrow (<1 - 10 cm) anded chalcedony veins associated with local subparallel shears having a close spatial relation to the Nicoamen River Fault.  Both steeply dipping and fairly flat-lying veins occur, with apparent poor continuity.  The vein textures and trace element geochemistry are typical of low sulphidation style epithermal mineralization.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009.   The Company is seeking a joint venture partner for this project.

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

Expenditures to Date

During Fiscal 2008, the Company incurred $27,602 in mandatory reclamation costs which was written off to operations.  As at December 31, 2008, the Company is carrying the prospect at $1.

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

Strongbow’s 2006 program started with a 12 hole, 2,545 meter drill program on the JJ showing in order to follow up the results reported above.  This program successfully traced mineralization along strike and down-dip.  Results included 6.16 meters of 2.08 g/t gold in hole SC-012 (including 1.73 meters of 5.79 g/t gold), 5.98 meters of 1.42 g/t gold in hole SC-015 (including 0.92 meters of 7.25 g/t gold) and 8 meters of 1.2 g/t gold in hole SC-016 (including 2.83 meters of 2.91 g/t gold).

A second drill program on the JJ showing was completed in November 2006.  Over the course of the surface program the bedrock geology of the prospect was mapped and over 4,500 soil and 1,500 rock geochemical samples were collected.  Four bedrock gold showings were identified along the length of the DBT including the Deadwood showing.  Mineralization at Deadwood consists of narrow (typically <20 cm), closely spaced quartz veins within andesitic volcanic rocks.  At the Deadwood showing a total of 105 rock grab and chip samples were collected over a 200 m strike length with 23 samples returning in excess of 1 g/t gold, including the three best samples grading 11.1 g/t gold, 13.2 g/t gold and 13.8 g/t gold.  Results from detailed soil sampling were also considered to be encouraging.

In January 2007, Strongbow reported the results from the autumn 2006 drill program.  The 6 hole, 2000 meter program tested the JJ vein system to depth.  A 20-25 cm well developed quartz vein was encountered in the final two drill holes of this program.  Drill holes SC-031 and SC-032 collared at the same set up and azimuth, returned assays of 16.3 g/t Au over 0.23 m and 17.0 g/t Au over 0.5 m, respectively at depths of 120 m and 130 m down dip from surface.  The vein was encountered 175 m along strike to the west of drill hole SC-008.

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has not yet been informed of any 2009 exploration program by Strongbow who is the operator.

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

Expenditures to Date

During Fiscal 2008, the Company incurred no costs on this prospect.

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

In Fiscal 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex had to incur exploration expenditures totalling U.S.$5,600,000 and make cash payments of U.S.$1,350,000 to the Company over five years.  During Fiscal 2008, Apex abandoned its interest in the prospect.

Expenditures to Date

During Fiscal 2008, the Company incurred $10,382 in exploration costs of which $1,081 was recovered from Apex.  An option payment of $101,149 was also received from Apex pursuant to the option agreement.  As at December 31, 2008, the Company had written down the carrying value of this prospect to $1.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009.  A joint venture partner is being sought for the project.

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

Expenditures to Date

During Fiscal 2008, the Company incurred $32,145 in exploration costs which was written off to operations.  As at December 31, 2008, the Company has written down the carrying value of the prospect to $1.

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

History and Recent Work

Limited historic mining was last carried out on the prospect in 1905 from open cuts and small scale, shallow underground openings on at least 3 separate quartz veins.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for 2009.  A joint venture partner is being sought for the project.

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

During Fiscal 2008 the Company and Santoy entered into an agreement with Skeena Resources Limited (“Skeena”). To earn a 60% interest, Skeena must maintain the property in good standing, incur exploration expenditures totalling $3,000,000 and issue 1,250,000 shares, 40% to the Company and 60% to Santoy, by March 17, 2012.

Expenditures to Date

During Fiscal 2008, the Company incurred $2,511 in costs on the prospect.  The value of shares received pursuant to the option agreement with Skeena was $26,000.  As at December 31, 2008, the Company is carrying this prospect at $1.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned Fiscal 2009 exploration program with all work being conducted by Skeena who is working to earn an interest in the prospect.

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

Expenditures to Date

During Fiscal 2008, the Company incurred $17,854 in exploration costs on this prospect.  As at December 31, 2008, the Company has written down the carrying value of the prospect to $1.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company has no planned exploration program for Fiscal 2009.

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

During Fiscal 2006, Spire completed the earn-in requirements and the Company sold its remaining interest for a total of 3,000,000 shares of Spire, 2,000,000 shares issuable immediately (received) and 1,000,0000 shares in one year (received), a 2% NSR and 1,000,000 shares on start of production.

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

In Fiscal 2007, the Company sold its interest in the MOR prospect, the Tim prospect and certain other prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”).  In addition, the Company retained a NSR equal to 2% of all metals discovered on the prospects and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length party with a commitment by the third party to expend a minimum of $500,000 on the property.  The Company received these 500,000 common shares during Fiscal 2008.

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

Expenditures to Date

During Fiscal 2008, the Company incurred no costs on this prospect.

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

Planned Work Program – Fiscal 2009, Ending December 31, 2009

The Company sold its interest in this prospect to Ross River in January 2008.

Item 5.

Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2008, 2007 and 2006 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

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

Fiscal 2008 compared to Fiscal 2007

The Company’s operations during the year ended December 31, 2008 (“Fiscal 2008”) produced a net loss of $3,961,642 or $0.09 per share compared to a net loss of $1,048,820 or $0.02 per share for the fiscal year ended December 31, 2007 (“Fiscal 2007”).  The increase in net loss was primarily due to lower income on mineral property options realized in Fiscal 2008, a write-down of marketable securities, an increase in write-down of interests in mineral properties and a loss on the sale of securities compared to a gain in Fiscal 2007.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property. During Fiscal 2008, the income on mineral property options primarily consisted of the receipt of an additional 500,000 shares of Tarsis Capital Corp. (“Tarsis”).  Pursuant to the Fiscal 2007 agreement to sell certain of the Company’s zinc properties to Tarsis and whereby, if within 24 months of the closing date of the agreement, Tarsis enters into an option agreement with an arm’s length third party where that party agrees to expend a minimum of $500,000 and has incurred exploration expenditures of $200,000 within the 24 months and there is a further commitment to spend a minimum of an addition $100,000 on exploration, Tarsis is to issue the Company an additional 500,000 shares. The estimated market value of the transaction was $217,500.  During Fiscal 2008, the Company also recognized a permanent impairment of some of its equity holding due to current market conditions through a write-down of marketable securities and an increase in write-down of interests in mineral properties.  Write-downs of interests in mineral properties fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.  The Company also recorded a loss on the sale of securities compared to a gain in Fiscal 2007.   The Company disposes of its equity securities when, in the view of management, favorable market conditions exist for any of its holdings.  During Fiscal 2007, the income on mineral property options primarily consisted of the receipt of 3,500,000 shares of Tarsis pursuant to the agreement to sell certain of the

Company’s zinc properties, primarily in the Yukon Territory in Canada and the Erika property in Mexico.  The estimated market value of the transaction was $1,120,000 which exceeded the book value of the properties by $969,314. The Company also received option payments of $530,000 and 1,000,000 shares of Canadian Gold Hunter Corp. (value on receipt - $2,000,000) pursuant to the agreement on the Caballo Blanco property which exceeded our carrying value of the property by $333,264. The Company also received the final payment consisting of 1,000,000 shares of Consolidated Spire Ventures Ltd. (value on receipt - $200,000) pursuant to the agreement to sell our 40% interest in the PV property during Fiscal 2006.  Also, in Fiscal 2007 the Company recognized a gain on the deemed partial dilution of the Company’s investment in Tarsis from 41% to 30% and a future income tax recovery of $642,600 was recognized relating to flow-through shares issued during Fiscal 2006 and renounced in the first quarter of Fiscal 2007.

Because the Company is an exploration company, it has no revenue from mining operations.  During Fiscal 2008, revenue consisted of interest income, profits from induced polarization surveys and drilling programs undertaken on behalf of third parties, and the sale of certain geological data which is included in other income.  Interest income decreased during Fiscal 2008 with lower funds available for investment and lower interest rates.  During the Fiscal 2007, revenue also consisted of the recovery of value-added tax in Mexico included in other income.  The recovery of value-added tax in Mexico has decreased as the Company has recovered a significant portion of prior year’s payments.

General and administrative expenses were $1,270,628 during Fiscal 2008 compared to $1,510,290 in Fiscal 2007. The decrease is due mainly to lower office and rent expense as the Company rented out a portion of its office space to a third party and a decrease in travel and promotion. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference, the Casey Investment Conference in Phoenix, the World Gold Conference, the Agora Financial Investment Symposium and the New Orleans Investment Conference. The Company’s President made presentations to brokers and fund managers in London and Paris and the Company hosted a Ludwig von Mises Institute seminar, Choice in Money: the path to sound currency.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  The increase in general and administrative expenses in the comparable year was primarily due to the hiring of staff and increased travel and promotion.

General exploration expenses were $1,125,202 in Fiscal 2008 compared to $1,292,578 in Fiscal 2007.  The decrease is primarily due to less regional exploration being undertaken in Mexico and western USA.  General exploration expenses also included an amount for a late invoice received in the period for a property which was dropped in prior periods.

Significant non-cash items include income on mineral property options, the write-down of marketable securities and interests in mineral properties and a loss on the sale of securities compared to a gain in Fiscal 2007.  Income on mineral property options was $334,243 in Fiscal 2008 compared to $1,577,696 in Fiscal 2007. In Fiscal 2008 this income is primarily pursuant to conditions within the Fiscal 2007 agreement selling certain zinc properties to Tarsis.  In Fiscal 2007 this income is primarily pursuant to the agreement with Tarsis, the agreement on the Caballo Blanco property and the final payment  pursuant to the agreement to sell our 40% interest in the PV property discussed below.  Stock option compensation during Fiscal 2008 was $481,600 compared to $700,500 during Fiscal 2007. Stock option compensation is directly related to, and fluctuates based on, the number of stock options granted and vested during any period.  Also in Fiscal 2007 the Company recognized a gain on deemed partial dilution of the investment in Tarsis and the recovery of income tax recognized on the renouncement of tax deductibility relating to flow-through shares.

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

Liquidity and Capital Resources

Fiscal 2008

At the end of Fiscal 2008, the Company had working capital of $13,177,348 including cash and cash equivalents of $12,318,950 compared to working capital of $17,415,132 including cash and cash equivalents of $14,548,760 at the end of Fiscal 2007.  The decrease in cash and working capital in Fiscal 2008 is mainly due to the investment in mineral properties. In addition, the market value of the Company’s inventory of gold bullion

(1,597 ounces) at the end of Fiscal 2008 was $1,722,477 or $1,447,709 above book value. This value differs from the GAAP valuation on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its marketable securities at one particular time, it may not realize the value stated on its balance sheet.  Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings. Also the Company is appealing additional mineral tax assessed of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  The British Columbia Supreme Court heard the matter January 12, 2009 and reserved judgement.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871 which will be refunded with interest if the Company is successful in defending its position. The Company reversed a liability for mineral tax in respect of the deductibility of certain expenditures from gold sales in 2000 to 2002.  The Ministry has assessed those years for mineral taxes and the Company has paid the liability.  The Company expects its cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during Fiscal 2008 was $1,260,980 compared to $2,228,550 during Fiscal 2007.   Significant non-cash expenses as discussed above.

Cash flows from financing activities during Fiscal 2008 were $ 814,870 compared to $1,097,893 during Fiscal 2007.  The source of cash during Fiscal 2008 is from the issuance of flow-through shares pursuant to private placements ($294,660) and the exercise of stock options ($520,211).  Fiscal 2007 is from the exercise of stock options ($935,456) and the exercise of share purchase warrants ($162,437). Please see the consolidated statements of shareholders’ equity and Note 9 to the consolidated financial statements for the year ended December 31, 2008 for further details.

Cash used for investing activities during Fiscal 2008 was $1,783,700 compared to $3,117,539 during Fiscal 2007.   During Fiscal 2008, the Company had proceeds from the sale of equity securities of $935,705 compared to $589,897 in Fiscal 2007. This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their original value. The Company invested $186,608 in property, plant and equipment during Fiscal 2008, primarily on the purchase of vehicles ($49,952) and a motor for the drill ($79,000).  During Fiscal 2007, the Company invested $173,418 in property, plant and equipment, primarily the purchase of vehicles ($88,460) and field equipment ($62,150) to be used in exploration.  During Fiscal 2008, the Company made investments of $3,105,824 in mineral properties interests compared to $3,760,334 during Fiscal 2007.  Significant investments during Fiscal 2008 include a drill program and further evaluation on the ATW diamond property in the Northwest Territories ($395,211), full payment of the remaining purchase price for the Matehaupil concession in Mexico ($358,233), staking and a follow-up mapping and rock chip sampling program on the Willow project in Nevada ($342,124), further evaluation of the Elk gold property in B.C. ($272,501), geophysical, geochemical and geological surveys and some additional staking on the Caldera gold property ($250,861) and on the Tuligtic gold property ($167,387), both in Mexico, and geophysical, geochemical and geological surveys on the San Carlos copper gold property in Mexico ($150,295).  During Fiscal 2008, the Company also recovered $446,964 of the $585,903 mineral property deposit made during Fiscal 2007 for the Matehuapil concession upon the payment of the full purchase price. Significant investments during Fiscal 2007 include the acquisition of Comaplex’s 60% option interest in the Caballo Blanco property in Mexico for $1,462,000 and the final acquisition payment to the original owner of $245,700, the exploration and drilling undertaken at Elk ($913,132) and the staking of new claims in Nevada and Utah ($578,661). Investments in mineral property interests are net of any proceeds received from option agreements, costs recovered and claim maintenance costs which are written-off to operations. There were no gold sales during Fiscal 2008 and Fiscal 2007.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

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

Trend information

After a period of low prices, metals rose to record levels and then turned sharply downward with the exception of gold.  Many large companies had been very active in acquiring assets and mines by merger and acquisition, and junior companies spun out exploration projects into new entities intended to be self financing.  This ended with too much stock issued in the junior market and many large companies overextended in debt when the credit crunch occurred late in 2008.  Now large companies are divesting of non-core assets to reduce their debt burden and juniors are seeking to merge to reduce operating costs and overhead.  Due to the current difficulties in the financial markets for both debt and equity financings, it is anticipated that a number of inadequately capitalized exploration stage companies will be forced to relinquish properties in 2009 for  which they can no longer meet required expenses to explore or maintain.  Those companies that are well financed are seeking to acquire so called advanced properties from distressed groups rather than conduct grassroots exploration.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  These issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, good exploration projects based on sound geological work continues.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal projects in anticipation of increasing demand and prices when the current economic crisis passed.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Related party transactions

A total of $171,375 (2007 - $181,713; 2006 - $162,515) was paid to a company controlled by Duane Poliquin, Chairman of the Board, Chief Executive Officer and Director of the Company, for geological consulting services and general and administrative services during the year. A total of $Nil (2007 - $Nil; 2006 - $86,000) for geological services to a company controlled by Morgan Poliquin, President, Chief Operating Officer and Director of the Company, for geological consulting services during the year.  A total of $Nil (2007 - $6,490; 2006 - $5,650) was paid to a company owned by Barry Smee, a Director of the Company, and his wife for geochemical consulting services provided during the year.  A total of $5,000 (2007 - $Nil; 2006 - $Nil) was paid to a company owned by Gerald Carlson, a Director of the Company, and his wife for geological consulting services provided during the year.  A total of $52,375 (2007 - $115,892; 2006 - $59,200) was paid to Marc Blythe, the Vice-President-Mining of the Company for technical services during the year.  These amounts are included in general exploration and mineral property costs.  A total of $61,000 (2007 - $11,000; 2006 - $Nil) was paid to a company controlled by Mark T. Brown, Chief Financial Officer of the Company for financial and administrative services during the year.  This amount is included in professional fees. A total of $Nil (2007 - $Nil; 2006 - $74,824) was paid to Dione Bitzer, CMA, an Officer of the Company for accounting services during the year.  This amount was included in professional fees.

A company with a common officer holds 25,000 warrants of the Company. In Fiscal 2007, the Company had investments in two companies which had optioned properties from the Company which have one director in common with the Company.

During Fiscal 2008, the Company charged Tarsis Capital Corp. a company with one director and two officers in common with the Company, $79,215 for office rent and various expenses (2007 - $22,899).  During Fiscal 2008, the Company sold a mineral property to Tarsis Capital Corp.

Accounts receivable at December 31, 2008 included $35,646 (2007 - $49,863; 2006 - $2,348) owing from related companies.  Accounts payable at December 31, 2008 included $15,847 (2007 - $7,300; 2006 - $20,700) due to related companies.

Cautionary Statement Regarding Forward-Looking Information

This annual report contains forward-looking statements about the Company’s operations and planned future activities within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995.  Statements that are not historical fact and relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance may be “forward-looking statements”.  You are cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the items disclosed in risk factors in Item 3. Key Information.

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company also intends to make the final acquisition payment of U.S.$10,000 in 2009 for the Gallo de Oro claim. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. During Fiscal 2007, the Company entered into Executive Employment Contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  During Fiscal 2007, the Company also entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Table No. 4 lists the total contractual obligations as at December 31, 2008 for each period.

Table No. 4

Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$124,200	$59,130	$65,070	-	-
Property acquisition	$12,200	$12,200	-	-	-
Executive contracts	$742,500	$330,000	$412,500	-	-
Financial services contract	$55,000	$55,000	-	-	-

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

Forward-Looking Statements Safe Harbor

Certain statements contained in this report regarding future operating results or performance or business plans or prospects and any other statements not constituting historical fact are “forward-looking statements” subject to the safe harbor created by Section 27A of the Securities Act 1933 and Section 21E of the Securities Exchange Act 1934 . Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “planned,” “estimated,” “potential,” “goal,” “outlook,” and similar expressions, as they relate to the Company, its management, or the Company’s property interests , have been used to identify such forward-looking statements. All forward-looking statements reflect only current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to the Company. Accordingly, the statements are subject to significant risks, uncertainties and contingencies which could cause the Company’s actual business plans or prospects to differ materially from those expressed in, or implied by, these statements. Such risks, uncertainties and contingencies include, but are not limited to, general economic conditions. Additional factors that could cause the companies’ results to differ materially from those described in the forward-looking statements are described in detail in this report under the heading Risk Factors. Unless required by law the Company does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Investment

Under Canadian and U.S. GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting.  Under U.S. GAAP, the Company’s share of Tarsis’ loss was $188,344 and $677,578 higher in 2007 and 2008, respectively, to reflect the fact that Tarsis is required to expense exploration expenditures under U.S. GAAP and to account for the differences in the U.S. GAAP treatment of flow-through shares as described below.

During 2007, Tarsis issued shares and diluted the Company’s equity interest.  For Canadian GAAP purposes, the Company recorded a gain on dilution of $436,296 as a component of the equity loss.  Under U.S. GAAP, gains on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders’ equity.  There was no gain on dilution in 2008.

Flow-through Common Shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares in 2007. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity.  There was no renunciation of the flow-through shares in 2008.

For U.S. GAAP purposes, the premium paid for flow-through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

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

Changes in U.S. Accounting Policies and Principles

Fair Value Measurements

In September 2006, Financial Accountings Standards Board (“FASB”) issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years.  The Company is currently assessing the impact on the Company’s financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), which clarifies the application of FASB Statement

No. 157, Fair Value Measurements (“FAS 157”) in an inactive market.  The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data.  Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for non-performance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance.  The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP.  FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP.  The Company does not expect the adoption of FAS 162 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets (“FAS 142”).  The intent of this FSP is to improve consistency between the useful life of a recognize intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, Business Combinations (“FAS 141”).  FSP 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date.  The Company does not expect the adoption of FSP 142-3 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows.  FAS 161 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company does not believe that adoption of this statement will have a material impact on the Company’s note disclosures given its limited use of derivative instruments to date.

Business Combinations

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively.

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated position, results of operations or cash flows.

Canadian Critical Accounting Policies

The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2008. There are two policies that may not be readily understood.  These policies relate to the valuation of capitalizing of mineral exploration expenditures and the calculation of stock-based compensation.

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

Canadian Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2008. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, stock-based compensation, depreciation, determination of net recoverable value of assets including mineral properties, asset retirement obligations, the extent of any permanent decline in the value of instruments and provisions for income taxes and contingencies.

Changes in Canadian Accounting Policies and Principles

Financial instruments

Effective January 1, 2007, the Company adopted new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook.  The CICA issued the following Handbook Sections: Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3251, Equity.

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

The impact on the Company of the new standards was the accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income.  The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,699,597 at January 1, 2007 with an adjustment to increase opening accumulated other comprehensive income by $380,455 as of January 1, 2007.

Adoption of other new accounting standards

On January 1, 2008, the Company adopted the following new provisions of the CICA Handbook.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)

Section 3862, Financial Instruments - Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 16 audited consolidated financial statements for the year ended December 31, 2008).

(ii)

Section 3863, Financial Instruments - Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 16 audited consolidated financial statements for the year ended December 31, 2008).

(iii)

Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 17 audited consolidated financial statements for the year ended December 31, 2008).  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements,   the consequences of such non-compliance.

(iv)

Section 3031, Inventories, which replaces Section 3030 and provides more guidance on the measurement and disclosure requirements for inventories.  Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.

(v)

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account information about the future which is at least 12 months from the balance sheet date. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

   Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new Section is effective in the first quarter of 2009 and it is not expected to have a material impact on the Company’s results of operations.

Business combinations

In January 2009 the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations and Section 1602, Non-controlling interests.  These new sections specify a number of changes for accounting for business combinations and preparing consolidated financial statements.  Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of future business combinations, if any.  Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Acquisition related costs will be required to be expensed and non-controlling interests will be classified as a component of shareholders equity.  The new standards will become effective in 2011.

  Convergence with International Financial Reporting Standards

By 2011, the Company is required to adopt International Financial Reporting Standards (“IFRS”) as all publicly listed Canadian companies will be required to do by Canada’s Accounting Standards Board.  The Company has prepared a plan to transition from Canadian generally accepted accounting principles financial reporting to IFRS and is currently assessing the quantitative impacts of this transition.  The Company is also currently assessing the benefits of adopting IFRS one year early in 2010.

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

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes(1) John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee Donald Lorimer(1)	68 71 68 81 37 63 63 75	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 November 17, 2003

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

Table No.6 lists the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described.  All Executive Officers are residents and citizens of Canada.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Marc G. Blythe Mark T. Brown Dione Bitzer	Chairman of the Board and Chief Executive Officer President and Chief Operating Officer Vice-President-Mining Chief Financial Officer Controller and Secretary	68 37 39 40 48	February 1, 2002 (4) March 1, 2007 September 5, 2006 November 15, 2007 February 1, 2002 (4) June 9, 2008

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and the founding shareholder of Almaden Resources Corporation. He gained international experience with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company. He also serves as a director of Motapa Diamonds Inc., a company listed on the TSX-V, exploring for diamonds in Africa.

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

d.

Amador Gold Corp., a gold and base metals exploration company listed on the TSX-V.

e.

Golden Chalice Resources Inc., a gold and base metals exploration company listed on the TSX-V.

f.

Kalahari Resources Inc., a gold and base metals exploration company listed on the TSX-V.

g.

Klondike Silver Corp., a company with an operating silver mine listed on the TSX-V.

h.

Chalice Diamond Corp, a diamond exploration company listed on the TSX-V.

i.

Zinccorp Resources Inc., a gold and base metals exploration company listing on the TSX-V.

Morgan Poliquin, M.Sc., P.Eng., is a registered professional geological engineer with 15 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji.  Mr. Poliquin spends virtually all of his time of the affairs of the Company directing its exploration programs.

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

b.

Golden Aria Corp., an oil and gas company listing on the OTC.

c.

Tarsis Capital Corporation, a mineral exploration company listed on the TSX-V.

d.

BonTerra Resources Inc., a gold exploration company listed on the TSX-V.

Barry W. Smee is a consulting geochemist based in British Colombia. He obtained a B.Sc. in chemistry and geology from the University of Alberta, and a Ph.D. in geochemistry from the University of New Brunswick. He has designed and managed commercial analytical laboratories and worked in academia, government and industry for over 40 years. He has authored or co-authored over 50 scientific papers on geochemical and quality control topics. Barry formed Smee and Associates Consulting Ltd., a privately owned geochemical consulting company in 1990 through which he has actively promoted the use of Quality Control protocols in mineral exploration, comprehensive due diligence procedures, and the intelligent use of modern geochemical methods. Dr. Smee spends less than 5% of his time on the affairs of the Company. He also serves as a director of Platinum Group Metals Ltd., a platinum exploration company listed on the TSX and NYSE Alternext.

Marc G. Blythe, P.Eng., MBA. has a Master of Business Administration from La Trobe University in Melbourne and a Bachelor of Mining Engineering degree from the Western Australian School of Mines.  Mr. Blythe was Corporate Senior Mining Engineer for Placer Dome Inc. based in Vancouver from 2004 until 2006, where he completed internal and external mine evaluation, including advising on potential acquisitions and mining technology implementation.  Prior to this, he was a Mine Superintendent and Senior Planning Engineer for Placer Dome based in Kalgoorlie, Australia and a Contract Mine Manager for Western Mining Corporation. Mr. Blythe spends 35% of his time on the affairs of the Company.  He also serves as a director and President of Tarsis Capital Corp., a mineral exploration company listed on the TSX-V.

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

b.

Sutter Gold Mining Inc., a gold exploration company listed on the TSX-V.

c.

Mediterranean Resources Ltd., a gold exploration company listed on the TSX.

d.

Animas Resources Ltd., a gold exploration company listed on the TSX-V.

He also serves as CFO of the following companies:

a.

Pitchstone Exloration Ltd., a uranium exploration company listed on the TSX-V.

b.

Fortune Valley Resources Ltd., a gold and silver exploration company listed on the TSX-V.

c.

Rye Patch Gold Ltd., a gold exploration company listed on the TSX-V.

d.

Tarsis Capital Corp., a mineral exploration company listed on the TSX-V.

He also serves as CEO of the following companies:

a.

Fox Resources Ltd., a gold exploration company listed on the TSX-V.

b.

Everclear Capital Ltd., a Capital Pool Company under the rules of the TSX-V.

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

During Fiscal 2008, the Compensation Committee conducted an Executive and Directors Compensation Review which resulted in the recommendations that remuneration of both the Chief Executive Officer and Chief Operating Officer be increased to $165,000 each annually ($140,000 present) and all Directors be compensated $5,000 yearly and the Chair of the Audit Committee to be compensated $3,000 yearly, effective January 1, 2009.  Previously the Company had no formal plan for compensating its directors for their service in their capacity as directors. The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2008 was $511,995.

Table No. 7

Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board, Director & Chief Executive Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 450,000	Nil Nil Nil	$171,375(1) 181,713(1) 162,515(1)
James E. McInnes Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil
Joseph Montgomery Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil
Morgan Poliquin President, Director & Chief Operating Officer	2008 2007 2006	$140,000 140,000 Nil	$6,000 5,000 Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 600,000	Nil Nil Nil	Nil Nil $86,000(2)
Gerald G. Carlson Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 75,000	Nil Nil Nil	$5,000(3) Nil Nil
Barry W. Smee Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 150,000	Nil Nil Nil	Nil $6,490(4) 5,650(4)
Donald M. Lorimer Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 150,000	Nil Nil Nil	Nil Nil Nil
Marc Blythe Vice-President-Mining	2008 2007 2006	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil 50,000 50,000	Nil Nil N/A	$52,375 $115,892 59,200
Mark T. Brown Chief Financial Officer	2008 2007 2006	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	25,000 100,000 N/A	Nil Nil N/A	$61,000(5) $11,000(5) N/A
Dione Bitzer Controller & Secretary	2008 2007 2006	$73,245 71,691 Nil	$3,000 2,000 Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil 100,000	Nil Nil Nil	Nil Nil $74,824

(1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd.,

     a company owned by Duane Poliquin and his wife.

 (2) For geological services provided by Kohima Pacific Gold Corp., a company owned by Morgan Poliquin.

 (3)  For geological consulting services provided by KGE Management, a company owned by Gerald G. Carlson and his wife.

 (4)  For geochemical consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.

 (5)  For financial and administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.

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

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2008 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 25, 2009 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

Chairman of the Board, Director &

Chief Executive Officer

James E. McInnes,

Director

Jack McCleary

Director

Morgan Poliquin

President, Director &

Chief Operating Officer

Gerald G. Carlson

Director

Joseph Montgomery

Director

Barry Smee

Director

Donald M. Lorimer

Director

Marc Blythe

Vice-President, Mining

Mark T. Brown

Chief Financial Officer

Dione Bitzer

Controller  & Secretary

Total Directors/Officers (11 persons)

Total Employees/Consultants (5 persons)

Total Directors/Officers/Employees/Consultants

236,000

240,000

450,000

100,000

135,000

50,000

50,000

50,000

100,000

154,000

350,000

600,000

500,000

100,000

50,000

75,000

50,000

50,000

50,000

150,000

100,000

150,000

50,000

50,000

100,000

25,000

100,000

25,000

4,140,000

340,000

4,480,000

$1.67 1.79 2.50 0.68 1.67 2.50 0.68 2.50 0.68 0.388 1.67 2.50 2.32 0.68 1.67 2.50 0.68 2.50 0.68 2.50 0.68 2.50 0.68 2.52 2.68 0.68 2.50 0.68

12/14/2009

06/17/2010

07/06/2011

12/29/2013

12/14/2009

07/06/2011

12/29/2013

07/06/2011

12/29/2013

12/01/2009

12/14/2009

07/06/2011

09/10/2012

12/29/2013

12/14/2009

07/06/2011

12/29/2013

07/06/2011

12/29/2013

07/06/2011

12/29/2013

07/06/2011

12/29/2013

11/15/2012

11/15/2012

12/29/2013

07/06/2011

12/29/2013

No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for directors or executive officers.

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

In the fiscal year ended December 31, 2008 there were seven meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	7
James E. McInnes	7
Jack McCleary	7
Joseph Montgomery	4
Morgan Poliquin	6
Gerald G. Carlson	6
Barry W. Smee	6
Donald M. Lorimer	7

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2008, no meeting of the independent Board members was convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE Alternext.  The proposed Board is composed of seven members.  The Board believes that 5 directors would be considered independent-John McCleary, Joseph Montgomery, Gerald Carlson, Barry Smee and Donald Lorimer. The basis for determination of independence is under Canadian securities instrument NI 52-110 and American Stock Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, Joseph Montgomery, Gerald Carlson and James E. McInnes. The Audit Committee has met five (5) times this year.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Compensation Committee

The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee has met four (4) times this year with John McCleary, Joseph Montgomery and Gerald Carlson attending. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Share Ownership

Table No. 10 lists, as of March 25, 2009, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Barry Smee Donald Lorimer Marc Blythe Mark T. Brown Dione Bitzer Total Directors/Officers	3,112,037(1) 799,580(2) 477,550(3) 2,348,379(4) 190,000(5) 120,000(6) 270,000(7) 240,000(8) 74,000(9) 145,000(10) 135,000(11) 7,911,546	6.68% 1.74% 1.04% 4.97% 0.41% 0.26% 0.58% 0.52% 0.16% 0.31% 0.29% 16.96%

(1)

Of these shares 1,026,000 represent currently exercisable stock options and 10,000 represent currently exercisable warrants. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)

Of these shares 235,000 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.

(3)

Of these shares 150,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.

(4)

Of these shares 1,704,000 represent currently exercisable stock options and 12,000 represent currently exercisable warrants.

(5)

Of these shares 175,000 represent currently exercisable stock options and 7,000 represent currently exercisable warrants.

(6)

Of these shares 100,000 represent currently exercisable stock options and 10,000 represent currently exercisable warrants.

(7)

Of these shares 250,000 represent currently exercisable stock options and 10,000 represent currently exercisable warrants.

(8)

Of these shares 200,000 represent currently exercisable stock options and 10,000 represent currently exercisable warrants.

(9)

Of these shares 50,000 represent currently exercisable stock options and 12,000 represent currently exercisable warrants.

(10)

Of these shares 125,000 represent currently exercisable stock options and 10,000 represent currently exercisable warrants.

(11)

Of these shares 125,000 represent currently exercisable stock options and 5,000 represent currently exercisable warrants.

*Based on 45,525,829 shares outstanding as of March 25, 2009 and stock options and share purchase warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of March 25, 2009, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common	Duane Poliquin Sprott Asset Management, Inc.	3,112,037(1) 3,000,000(2)	6.68% 6.56%

(1)

Of these shares 1,026,000 represent currently exercisable stock options and 10,000 represent currently exercisable warrants. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

 (2)

As filed on Schedule 13G/A with the Commission on February 13, 2009.

*Based on 45,525,829 shares outstanding as of March 25, 2009 and stock options and share purchase warrants held by each beneficial owner.

Certain geological, technical, professional and general and administrative services were provided to the Company by directors and officers and/or companies controlled by them.  These directors and officers and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Barry Smee operates through his private company Smee & Associates Consulting Ltd.

(c)  Gerald G. Carlson operates through his private company KGE Management.

(d)  Mark T. Brown operates through his private company Pacific Opportunity Capital Ltd.

Morgan Poliquin previously operated through the private company Kohima Pacific Gold Corp.

The costs of such services for Fiscal 2008 ended December 31, 2008 were $237,375, Fiscal 2007 ended December 31, 2007 were $199,203 and $254,165 in Fiscal 2006.

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

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW prospect . As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 58.8% interest in the project.   During Fiscal 2007, the Company sold interests in certain mineral exploration prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis.  In addition, the Company retained a net smelter royalty equal to 2% of all metals discovered on the properties.  During Fiscal 2008, the Company received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property. Also during Fiscal 2008, the Company sold its interest in the Prospector Mountain prospect in the Yukon Territory for 100,000 shares of Tarsis and a cash payment of $30,000.  Almaden retains a 2% net smelter royalty over any mineral produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agrees to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for this prospect.

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

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision. The British Columbia Supreme Court heard the matter on January 12, 2009 and reserved judgement.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM” and on the NYSE Alternext US (formerly the American Stock Exchange) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

The Company’s common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on the American Stock Exchange, now the NYSE Alternext US.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock for the years since listing on the American Stock Exchange, now the NYSE Alternext US.  Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX.

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE Alternext US

(formerly The American Stock Exchange)

(expressed in U.S.$)

Year Ended	High	Low
12/31/2008 12/31/2007 12/31/2006	$2.91 3.28 3.30	$0.39 2.00 1.91

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2008 12/31/2007 12/31/2006 12/31/2005 12/31/2004	$2.90 3.10 3.70 2.48 2.75	$0.44 2.17 2.33 1.50 1.45

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Alternext US for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE Alternext US

(formerly The American Stock Exchange)

(expressed in U.S.$)

Quarter Ended	High	Low
12/31/2008 09/30/2008 06/30/2008 03/30/2008 12/31/2007 09/30/2007 06/30/2007 03/31/2007	$1.23 2.26 2.45 2.91 3.28 2.75 2.64 2.51	$0.39 0.89 1.80 2.30 2.30 2.11 2.07 2.00

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Quarter Ended	High	Low
12/31/2008	$1.24	$0.44
09/30/2008	2.26	0.95
06/30/2008	2.50	1.81
03/31/2008	2.90	2.30

12/31/2007	3.10	2.27
09/30/2007	2.88	2.17
06/30/2007	2.99	2.35
03/31/2007	2.97	2.30

Table No. 16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Alternext US for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE Alternext US

(formerly The American Stock Exchange)

(expressed in U.S.$)

Month Ended	High	Low
02/27/2009 01/31/2009 12/31/2008 11/30/2008 10/31/2008 09/30/2008	$0.89 0.78 0.72 0.79 1.23 1.38	$0.67 0.59 0.44 0.39 0.46 0.89

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Month Ended	High	Low
02/27/2009 01/31/2009 12/31/2008 11/30/2008 10/31/2008 09/30/2008	$1.15 0.94 0.84 0.95 1.24 1.46	$0.85 0.75 0.55 0.44 0.60 0.95

The closing price of the Company’s common stock was $0.73 (U.S.$) on the NYSE Alternext US and $0.92 (Canadian$) on TSX on February 27, 2009.

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

On March 5, 2009, the shareholders' list for the Company’s common shares showed 222 registered shareholders and 45,525,829 shares outstanding. 171 of these registered shareholders are U.S. residents, owning 10,937,232 shares representing 24.0% of the issued and outstanding shares of common stock.  48 of these registered shareholders are Canadian residents, owning 34,501,697 shares representing 75.8% of the issued and outstanding shares of common stock.  4 of these registered shareholders are of other countries, owning 86,900 shares representing 0.2% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 25, 2009:

Table No. 18

Shares Issued to March 25, 2009

Number
Balance, December 31, 2008	45,525,829
-
Balance, March 25, 2009	45,525,829

The Company has arranged a private placement financing consisting of 226,316 units at a price of $0.95 per unit, each unit to consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.15 per share for one year after the closing date.  Also, 7,000 non-flow-through common shares are to be issued to an agent in consideration of their services.  This financing is subject to regulatory approval.

Item 10.      Additional Information

Share purchase warrants

At March 25, 2009, there were non-transferable share purchase warrants outstanding to acquire a total of 111,000 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings and the purchase of a net smelter royalty. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 19 lists, as of March 25, 2009, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
	CDN$
86,000	$1.00	11/14/2009
25,000	$3.00	03/20/2010
111,000

The Company has arranged a private placement financing consisting of 226,316 units at a price of $0.95 per unit, each unit to consist of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.15 per share for one year after the closing date, subject to regulatory approval.

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

2.  Executive Compensation Contract dated April 12, 2007 between the Company and Duane Poliquin and Hawk Mountain Resources Ltd. (“Hawk”) whereby Hawk agrees to provide the services of Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $140,000 per year.  The full text of the Executive Compensation Contract was filed as an exhibit to the Form 6-K on July 5, 2007.

3.  Executive Compensation Contract dated April 12, 2007 between the Company and Morgan Poliquin (“Poliquin) whereby Poliquin agrees to provide the services of Chief Operating Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $140,000 per year.  The full text of the Executive Compensation Contract was filed as an exhibit to the Form 6-K on July 5, 2007.

4.  Option Agreement dated May 31, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Canadian Gold Hunter Corp. and Minera Cardel, S.A. de C.V. (“CGH”) whereby CGH has the right to earn a 70% interest in the Caballo Blanco prospect by issuing 1,000,000 shares of CGH to the Company (received), paying the Company U.S.$500,000 (received) and spending U.S.$12,000,000 by May 31, 2013.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on June 6, 2007.

5.  Acquisition Agreement dated July 15, 2007 between the Company and its subsidiary Minera Gavilan, S.A. de C.V. and Tarsis Capital Corp. (“Tarsis”) whereby the Company sold interests in certain mineral prospects located in the Yukon Territory and Mexico for a total of 3,500,000 shares of Tarsis.  The Company retained a net smelter royalty equal to 2% of all metals discovered on the prospects and will receive 500,000 shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length third party with a commitment by the third party to spend a minimum of $500,000 on the property. The full text of the Option Agreement is filed as an exhibit to the 2007 20F Annual Report with the Commission on March 28, 2008.

6.  Option Agreement dated August 13, 2007 between the Company and Strongbow Exploration Inc. (“Strongbow”) whereby Strongbow has the right to earn a 60% interest in the Ponderosa prospect by issuing 1,050,000 shares of Strongbow to the Company by January 10, 2011 and spending $4,000,000 by December 31, 2012.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on August 15, 2007.

7.  Quit Claim Agreement dated September 24, 2007 between the Company and Pinnacle Mines Ltd. (“Pinnacle”) where Pinnacle transfers, quit claims and relinquishes all right, title and option to the Tuligtic prospect.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on September 28, 2007.

8.  Financial, Administrative & Executive Services Agreement dated November 15, 2007 between the Company and Pacific Opportunity Capital Ltd. (“POC”) and Mark T. Brown (“Brown”) whereby POC agrees to provide the Company with certain financial and administrative services and Brown agrees to provide the services of and act as the Chief Financial Officer of the Company for a term of 1 year and renewable for successive terms of 12 months, at remunerative of $6,000 per month for the first 3 months and $5,000 per month thereafter and a stock option for the purchase up to 100,000 shares granted to Brown.  The full text of the Financial, Administrative & Executive Services Agreement was filed as an exhibit to the Form 6-K with the Commission on November 23, 2007.

9.  Letter Agreement dated December 5, 2007 between the Company and Apex Silver Mines Limited (“Apex”) whereby Apex has the right to earn a 60% interest in the Matehuapil prospect by spending U.S.$2,600,000 by December 31, 2013 and making cash payments of Mexican peso $3,312,000 to the Company by July 10, 2009.  The full text of the Letter Agreement was filed as an exhibit to the Form 6-K with the Commission on December 6, 2007.

10.  Option Agreement dated December 10, 2007 between the Company and Zenith Industries Corp. (“Zenith”) whereby Zenith has the right to earn a 60% interest in the Nicoamen River prospect by spending $4,000,000 by December 31, 2012 and issuing 1,000,000 shares of Zenith to the Company by December 31, 2010.  The full text of the Letter Agreement was filed as an exhibit to the Form 6-K with the Commission on December 18, 2007.

11.  Purchase Agreement dated December 18, 2007 between the Company and Ross River Minerals Inc.  (“Ross River”) whereby Ross River purchased the Company’s 100% interest in the RAM mineral claims by issuing 100,000 shares of Ross River to the Company together with a 2% NSR.  The full text of the Letter Agreement was filed as an exhibit to the Form 6-K with the Commission on December 20, 2007.

12.  Executive Employment Contract dated January 1, 2008 between the Company and Dione Bitzer (“Bitzer) whereby Bitzer agrees to provide the services of Controller for a term of 2 years renewable for two additional successive terms of 24 months.  The full text of the Executive Employment Contract is filed as an exhibit to the 2007 20F Annual Report with the Commission on March 28, 2008.

13.  Sale and Purchase Agreement dated May 30, 2008 between the Company and its subsidiary Republic Resources Ltd. and Tarsis Capital Corp. (“Tarsis”) whereby Tarsis purchased the Company’s 100% interest in the Prospector Mountain mineral claims by payment of $30,000 and by issuing 100,000 shares of Tarsis to the Company together with a 2% NSR.  The full text of the Sale and Purchase Agreement was filed as an exhibit to the Form 6-K with the Commission on June 6, 2008.

14.  Option Agreement dated February 1, 2008 between the Company, Santoy Resources Ltd. (“Santoy”) and Skeena Resources Limited and Skeena Mexico SA de CV (“Skeena”) whereby Skeena has the right to earn a 60% interest in the Tropico prospect by spending $3,000,000 by March 17, 2013 and issuing 1,250,000 shares of Skeena to the Company by Mar 17, 2012.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on August 12, 2008.

15.  Option Agreement dated March 23, 2009 between the Company and Antofagasta Minerals S.A. (“Antofagasta”) whereby Antofagasta has the right to earn a 60% interest in the Tuligtic prospect by spending

U.S.$7,000,000 and making cash payments to the Company of U.S.$1,000,000 by March 23, 2014. Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering a Feasibility Study by March 23, 2016.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 25, 2009.

16.  Release and Quit Claim Agreement dated March 24, 2009 between the Company and Consolidated Spire Ventures Ltd. (“Consolidated Spire”) where Consolidated Spire transfers, quit claims and relinquishes all right, title and option to the Yago prospect.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 26, 2009.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.  A 10% change in the United States dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $129,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $30,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

i.

 Disclosure Controls and Procedures

As of December 31, 2008, the Company’s chief executive officer, Duane Poliquin, and chief financial officer, Mark T. Brown, have evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

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

As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

iii.

Attestation Report of Independent Registered Public Accounting Firm

The Independent Registered Chartered Accountants, Deloitte & Touche LLP, who audited the Company’s annual financial statements for the year ended December 31, 2008, have issued an attestation report on the Company’s Internal Control Over Financial Reporting as included in the financial statements included herein.

iv.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

During Fiscal 2007, the Company appointed a new Chief Financial Officer and also used the assistance of two external Chartered Accountant firms in various aspects of its internal controls.

Item 16A.     Audit Committee Financial Expert

The Company’s Board of Directors has determined that the Company has one audit committee financial expert serving on its audit committee who is independent, as defined by the listing standards of the NYSE Alternext US (formerly the American Stock Exchange). Mr. Donald Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd. In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia, Canada. Mr. Lorimer retired as a portfolio manager with Odlum Brown Ltd. in 2006.

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

Table No. 20

Principal Accountant Fees

	Years ended December 31
	2008	2007
Audit fees	$94,000	$115,000
Audit--related fees	3,000	-
Tax fees	19,500	23,500
Other fees	-	-

Fiscal 2008 audit fees relate to the annual audit of the Company’s financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F.  Fiscal 2008 other audit-related fees related to the initial review of the Company’s IFRS scope exercise and Fiscal 2008 tax fees relate to the completion of income tax returns and other tax consulting.  Fiscal 2007 audit fees relate to the annual audit of the Company’s financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Fiscal 2007 tax fees relate to the completion of income and mineral tax filings.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.     Financial Statements

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 18 to the financial statements.

Item 18.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Report of independent registered chartered accountants, dated March 25, 2009

Consolidated balance sheets at December 31, 2008 and 2007

Consolidated statements of loss for the years ended December 31, 2008, 2007 and 2006 and cumulative amounts since incorporation

Consolidated statements of comprehensive loss for the years ended December 31, 2008, 2007 and 2006 and cumulative amounts since incorporation

Consolidated statements of shareholders’ equity for the years ended December 31, 2008, 2007 and 2006 and cumulative amounts since incorporation

Consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006 and cumulative amounts since incorporation

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
Executive Compensation Contract dated April 12, 2007 with Duane Poliquin and Hawk Mountain Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on July 5, 2007--
Executive Compensation Contract dated April 12, 2007 with Morgan Poliquin --Incorporated by reference to the Form 6-K filed with the Commission on July 5, 2007--
Option Agreement dated May 31, 2007 with Canadian Gold Hunter Corp. --Incorporated by reference to the Form 6-K filed with the Commission on June 6, 2007--

Acquisition Agreement dated July 15, 2007 with Tarsis Capital Corp.

--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2007,

   as filed with the Commission on March 31, 2008--

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

--Incorporated by reference to the Form 6-K filed with the Commission on November 23, 2007--

Letter Agreement dated December 5, 2007 with Apex Silver Mines Limited --Incorporated by reference to the Form 6-K filed with the Commission on December 6, 2007--
Option Agreement dated December 10, 2007 with Zenith Industries Corp. --Incorporated by reference to the Form 6-K filed with the Commission on December 18, 2007--
Purchase Agreement dated December 18, 2007 with Ross River Minerals Inc. --Incorporated by reference to the Form 6-K filed with the Commission on December 20, 2007--

Executive Employment Contract dated January 1, 2008 with Dione Bitzer

--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2007,

   as filed with the Commission on March 31, 2008--

Consent of Giroux Consultants Ltd dated March 13, 2008

--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2007,

   as filed with the Commission on March 31, 2008--

Option Agreement dated February 1, 2008 with Santoy Resources Ltd. and Skeena Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on August 12, 2008--
Sale and Purchase Agreement dated May 30, 2008 with Tarsis Capital Corp. --Incorporated by reference to the Form 6-K filed with the Commission on June 6, 2008--
Option Agreement dated March 23, 2009 with Antofagasta Minerals S.A. --Incorporated by reference to the Form 6-K filed with the Commission on March 25, 2009--
Release and Quit Claim Agreement dated March 24, 2009 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on March 26, 2009--

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

Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

Almaden Minerals Ltd.
(An exploration stage company)
December 31, 2008
Table of contents
Reports of independent registered chartered accountants		1-3
Consolidated balance sheets		4
Consolidated statements of loss		5
Consolidated statements of comprehensive loss		6
Consolidated statements of shareholders’ equity		7
Consolidated statements of cash flows		8
Notes to the consolidated financial statements		9-38
Schedules
1.	Consolidated schedules of general and administrative expenses	39
2.	Consolidated schedule of share capital since inception	40-42

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466

Report of Independent Registered Chartered Accountants	Fax: 604-685-0395 www.deloitte.ca

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated balance sheets of Almaden Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and for the cumulative period from incorporation September 25, 1980 to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 and for the cumulative period from incorporation September 25, 1980 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants Vancouver, Canada March 25, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 25, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants Vancouver, Canada March 25, 2009

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated March 25, 2009, expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants Vancouver, Canada March 25, 2009

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated balance sheets as at December 31,

(Expressed in Canadian dollars)

	2008	2007
	$ $
Assets
Current assets
Cash and cash equivalents	12,318,950	14,548,760
Accounts receivable and prepaid expenses	448,675	528,095
Marketable securities (Note 4)	340,893	2,646,959
Inventory (Note 5)	274,768	274,768
Total current assets	13,383,286	17,998,582

Property, plant and equipment (Note 6)	1,013,580	1,045,100
Investment (Note 7)	1,549,036	1,409,929
Reclamation deposit	81,500	81,500
Mineral property deposit (Note 8 (e)(xi))	138,929	585,893
Mineral properties (Note 8)	8,235,749	6,848,635
Total assets	24,402,080	27,969,639

Liabilities
Current liabilities
Accounts payable and accrued liabilities	205,938	203,797
Mineral taxes payable	-	379,653
Total current liabilities	205,938	583,450

Asset retirement obligation (Note 10)	129,332	124,036
Total liabilities	335,270	707,486

Shareholders' equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 9)
45,525,829 shares - December 31, 2008
44,469,638 shares - December 31, 2007	49,159,392	48,226,402
Contributed surplus	4,685,764	4,322,284
Accumulated other comprehensive loss	(1,358,650)	(828,479)
Deficit, accumulated during the exploration stage	(28,419,696)	(24,458,054)
Total shareholders' equity	24,066,810	27,262,153
Total liabilities and shareholders' equity	24,402,080	27,969,639

Nature of operations (Note 1) Commitments and contingencies (Note 15)

On behalf of the Board

(Signed) Duane Poliquin

Duane Poliquin, Director

(Signed) Donald M. Lorimer

Donald M. Lorimer, Director

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of loss

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2008	2008	2007	2006
	$ $		$ $

Revenue
Interest income	2,577,841	372,107	622,668	623,048
Other income	1,163,622	473,694	129,630	213,883
	3,741,463	845,801	752,298	836,931

Expenses
Write-down of interests in
mineral properties	5,497,313	1,440,665	746,873	1,125,334
General and administrative
expenses (Schedule 1)	9,985,885	1,270,628	1,510,290	1,195,495
General exploration expenses	6,794,643	1,125,202	1,292,578	718,191
Stock option compensation	11,302,500	481,600	700,500	2,488,900
	33,580,341	4,318,095	4,250,241	5,527,920
	(29,838,878)	(3,472,294)	(3,497,943)	(4,690,989)

Loss on equity investment (Note 7)	(259,760)	(113,393)	(146,367)	-
Gain on dilution (Note 7)	436,296	-	436,296	-
Write-down of marketable
securities (Note 4)	(1,665,409)	(890,179)	-	(487,110)
Income on mineral property
options	4,166,925	334,243	1,577,696	527,811
(Loss) gain on sale of
marketable securities	(1,073,774)	(211,078)	347,188	367,996
Loss on sale of property, plant
and equipment	(86,696)	(325)	(90,613)	(8,163)
Foreign exchange (loss) gain	(336,551)	153,233	(317,677)	21,680

Loss before income taxes	(28,657,847)	(4,199,793)	(1,691,420)	(4,268,775)
Income tax recovery (Note 14)	1,521,391	238,151	642,600	-
Net loss	(27,136,456)	(3,961,642)	(1,048,820)	(4,268,775)

Net loss per share
Basic and diluted		(0.09)	(0.02)	(0.10)

Basic and diluted weighted average
number of shares outstanding		45,007,101	44,214,511	41,351,133

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2008	2008	2007	2006
	$	$	$	$

Net loss	(27,136,456)	(3,961,642)	(1,048,820)	(4,268,775)

Unrealized loss on available-for-
sale financial assets arising
during the period	(1,595,223)	(736,807)	(858,416)	-
Reclassification adjustment for
(gains) losses included in net loss	(143,882)	206,636	(350,518)	-

Other comprehensive loss	(1,739,105)	(530,171)	(1,208,934)	-
Comprehensive loss	(28,875,561)	(4,491,813)	(2,257,754)	(4,268,775)

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of shareholders' equity

(Expressed in Canadian dollars)

				Accumulated
				other
				comprehensive
				income (loss)	Deficit
				("AOCI")	accumulated
				Gains (losses)	during	Total
		Share capital	Contributed	on available for	exploration	AOCI
	Shares	Amount	surplus	sale securities	stage	and deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2005	36,192,497	31,639,259	2,659,154	-	(18,497,859)	(18,497,859)	15,800,554
Net loss	-	-	-	-	(4,268,775)	(4,268,775)	(4,268,775)
Stock option expense	-	-	2,488,900	-	-	-	2,488,900
Fair value of warrants granted	-	-	175,115	-	-	-	175,115
For cash pursuant to private placements	735,153	1,793,298	-	-	-	-	1,793,298
For cash on exercise of share purchase warrants	5,568,605	11,965,959	(883,000)	-	-	-	11,082,959
For cash on exercise of stock options	1,128,000	1,257,306	(358,698)	-	-	-	898,608
Balance, December 31, 2006	43,624,255	46,655,822	4,081,471	-	(22,766,634)	(22,766,634)	27,970,659
Transition adjustment (Note 3)	-	-	-	380,455	-	380,455	380,455
Balance at January 1, 2007	43,624,255	46,655,822	4,081,471	380,455	(22,766,634)	(22,386,179)	28,351,114
Net loss	-	-	-	-	(1,048,820)	(1,048,820)	(1,048,820)
Other comprehensive income (loss)	-	-	-	(1,208,934)	-	(1,208,934)	(1,208,934)
Stock option expense	-	-	700,500	-	-	-	700,500
Fair value of warrants granted	-	-	13,000	-	-	-	13,000
For cash on exercise of share purchase warrants	58,591	192,150	(29,713)	-	-	-	162,437
For cash on exercise of stock options	786,792	1,378,430	(442,974)	-	-	-	935,456
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(642,600)	(642,600)	(642,600)
Balance, December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153
Net loss	-	-	-	-	(3,961,642)	(3,961,642)	(3,961,642)
Other comprehensive loss	-	-	-	(530,171)	-	(530,171)	(530,171)
Stock option expense	-	-	481,600	-	-	-	481,600
Fair value of warrants granted in private placement	-	-	16,340	-	-	-	16,340
For cash pursuant to private placements	189,500	278,319	-	-	-	-	278,319
For cash on exercise of stock options	866,691	654,671	(134,460)	-	-	-	520,211
Balance, December 31, 2008	45,525,829	49,159,392	4,685,764	(1,358,650)	(28,419,696)	(29,778,346)	24,066,810

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2008	2008	2007	2006
	$	$	$	$

Operating activities
Net loss	(27,136,456)	(3,961,642)	(1,048,820)	(4,268,775)
Items not affecting cash
Future income tax recovery	(1,283,240)	-	(642,600)	-
Loss on equity investment	259,760	113,393	146,367	-
Gain on disposition	(436,296)	-	(436,296)	-
Depreciation	1,204,031	195,757	218,789	231,413
Bad debts	91,168	-	91,168	-
Loss (gain) on marketable securities	1,073,774	211,078	(347,188)	(367,996)
Write-down of marketable securities	1,665,409	890,179	-	487,110
Income on mineral property options	(3,482,907)	(334,243)	(1,577,696)	(527,811)
Write-down of interests in mineral
properties	11,298,430	1,440,665	746,873	1,125,334
Stock-option compensation	5,501,383	481,600	700,500	2,488,900
Loss on sale of property, plant and
equipment	86,696	325	90,613	8,163
Other	(61,052)	-	-	-
Changes in non-cash working capital
components
Accounts receivable and prepaid
expenses	(531,276)	79,420	(4,807)	(102,883)
Accounts payable and accrued liabilities	170,836	2,141	(165,453)	182,702
Mineral taxes payable	(380,322)	(379,653)	-	-
	(11,960,062)	(1,260,980)	(2,228,550)	(743,843)

Financing activity
Issuance of shares, net of share issue
costs	45,785,962	814,870	1,097,893	13,949,980

Investing activities
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	(5,000)	5,000
Marketable securities
Purchases	(4,582,435)	(96,021)	(16,500)	(32,500)
Net proceeds	6,710,911	935,705	589,897	806,039
Property, plant and equipment
Purchases	(2,408,861)	(186,608)	(173,418)	(247,575)
Proceeds	152,053	22,046	65,720	2,000
Mineral property deposit	(138,929)	446,964	(585,893)	-
Mineral properties
Costs	(22,151,755)	(3,105,824)	(3,760,334)	(2,973,501)
Gold sales	362,906	-	-	-
Net proceeds	2,250,642	200,038	767,989	70,306
Incorporation costs	(3,298)	-	-	-
	(21,506,950)	(1,783,700)	(3,117,539)	(2,370,231)

Net cash inflow (outflow)	12,318,950	(2,229,810)	(4,248,196)	10,835,906
Cash and cash equivalents, beginning of
year	-	14,548,760	18,796,956	7,961,050
Cash and cash equivalents, end of
year	12,318,950	12,318,950	14,548,760	18,796,956

Supplemental cash flow information (Note 12)

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 18 and include the following policies:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Almaden America Inc. Republic Resources Ltd. Almaden de Mexico, S.A. de C.V. Minera Gavilan, S.A. de C.V. Compania Minera Zapata, S.A. de C.V.	Nevada British Columbia Mexico Mexico Mexico

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment. The Company’s 33.2% interest in Tarsis Capital Corp. is accounted for using the equity method.

(b)	Foreign exchange

The functional currency of the Company’s subsidiaries has been determined to be the Canadian dollar. U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

	(i)	Monetary assets and liabilities - at the rate of exchange prevailing at the year- end.

	(ii)	Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

	(iii)	Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

	(iv)	Gains and losses on translation are credited or charged to operations.

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

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of- production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

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

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year. For the three years ended December 31, 2008, all of the outstanding stock options and warrants are anti-dilutive.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(l)	Measurement uncertainties

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of the net recoverable value of assets including mineral properties, asset retirement obligations, the extent of any permanent decline in the value of marketable securities, stock-based compensation, provisions for income taxes and contingencies.

	(m)	Financial instruments

(i) Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources and, for the company, principally includes unrealized gains and losses on available-for- sale securities. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income (loss) and the statements of shareholders’ equity.

(ii) Financial assets and financial liabilities

(a) Classification

The Company has implemented the following classification of its financial assets and financial liabilities:

Cash and cash equivalents are classified as held for trading and are measured at fair value.

Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost. At December 31, 2008, the recorded amount approximates fair value.

Marketable securities are classified as “Available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(m)	Financial instruments (continued)

		(ii)	Financial assets and financial liabilities (continued)

(a) Classification (continued)

Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost. At December 31, 2008, the recorded amount approximates fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

(b) Derivatives

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2008, the Company does not have any derivative instruments designated as hedging instruments.

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

	(n)	Future accounting pronouncements

		(i)	Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062,

Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement clarifies standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section is effective in the first quarter of 2009 and it is not expected to have a material impact on the Company’s results of operations.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(n)	Future accounting pronouncements (continued)

(ii) Business combinations

In January 2009 the CICA issued Section 1582, Business Combinations;

Section 1601, Consolidations; and Section 1602, Non-Controlling Interests to replace prior accounting standards Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new sections specify a number of changes for accounting for business combinations and preparing consolidated financial statements. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of future business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Acquisition related costs will be required to be expensed and non-controlling interests will be classified as a component of shareholders equity. The new standards will become effective in 2011.

(iii) Convergence with International Financial Reporting Standards

By 2011, the Company is required to adopt International Financial Reporting Standards (“IFRS”) as all publicly listed Canadian companies will be required to do by Canada’s Accounting Standards Board. The Company has prepared a plan to transition from Canadian generally accepted accounting principles financial reporting to IFRS and is currently assessing the quantitative impacts of this transition. The Company is also currently assessing the benefits of adopting IFRS one year early in 2010.

3.	Changes in accounting policy

	(a)	Financial instruments

Effective January 1, 2007, the Company adopted new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. The CICA issued the following Handbook Sections: Section 3855,

Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3251, Equity.

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

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

3.	Changes in accounting policy (continued)

	(a)	Financial instruments (continued)

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables. In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost. Changes in the fair value of available-for- sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired. Changes in the fair value of trading securities are recorded directly into income. Financial liabilities are classified as trading or at amortized cost.

The impact on the Company of the new standards was the accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income. The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,699,597 at January 1, 2007 with an adjustment to increase opening accumulated other comprehensive income by $380,455 as of January 1, 2007.

	(b)	Adoption of other new accounting standards

On January 1, 2008, the Company adopted the following new provisions of the CICA Handbook. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i) Section 3862, Financial Instruments - Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 16).

(ii) Section 3863, Financial Instruments - Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 16).

(iii) Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 17).

Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

qualitative information about its objectives, policies and processes for managing capital;

summary quantitative data about what it manages as capital;

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iv) Section 3031, Inventories, which replaces Section 3030 and provides more guidance on the measurement and disclosure requirements for inventories.

Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

3.	Changes in accounting policy (continued)

(b) Adoption of other new accounting standards (continued)

(v) Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account information about the future which is at least 12 months from the balance sheet date. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

4.	Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Effective January 1, 2007, marketable securities are designated as available for sale and valued at fair market value. Unrealized gains and losses due to period end revaluation to fair market value, other than those determined to be other than temporary losses, are recorded as other comprehensive income or loss (”AOCI”). During the year ended December 31, 2008, the Company determined that $890,179 of the unrealized loss recorded in AOCI represented an other than temporary loss and as a result recorded this amount in the consolidated statement of loss (2007 - $Nil).

5.	Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2008 is $1,722,477 (2007 - $1,307,798).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

6.	Property, plant and equipment
			2008
			Accumulated	Net book
		Cost	depreciation	value
		$	$	$

	Automotive equipment	371,015	214,224	156,791
	Furniture and fixtures	130,400	107,388	23,012
	Computer hardware	258,427	192,012	66,415
	Computer software	80,455	43,264	37,191
	Geological data library	65,106	46,403	18,703
	Field equipment	331,950	202,149	129,801
	Mill equipment	323,264	-	323,264
	Leasehold improvements	27,181	18,215	8,966
	Drill equipment	476,270	226,833	249,437
		2,064,068	1,050,488	1,013,580

			2007
			Accumulated	Net book
		Cost	depreciation	value
		$	$	$

	Automotive equipment	411,497	225,271	186,226
	Furniture and fixtures	130,400	101,635	28,765
	Computer hardware	225,339	170,639	54,700
	Computer software	55,879	32,593	23,286
	Geological data library	65,106	41,728	23,378
	Field equipment	331,950	169,699	162,251
	Mill equipment	323,264	-	323,264
	Leasehold improvements	27,181	12,778	14,403
	Drill equipment	397,270	168,443	228,827
		1,967,886	922,786	1,045,100

	At December 31, 2008, the mill equipment was not in use. Depreciation will be charged when
	the mill equipment is put into use.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7. Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000. In addition, Almaden retained a net smelter royalty equal to 2% of all minerals discovered on the properties. As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30%. In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2% ..

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000. Almaden retains a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator. Tarsis also agrees to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for the property.

Almaden has one director and two officers in common with Tarsis. Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Tarsis’ loss of $113,393 during the year ended December 31, 2008 (2007 - $146,367).

The fair market value of the investment at December 31, 2008 was $225,500 (December 31, 2007 - $2,100,000).

During the year ended December 31, 2008, the Company charged Tarsis $79,215 for office rent and various expenses (2007 - $22,899).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

8.	Mineral properties
		2008	2007
		$	$
	Canada

	Elk (a)
	100% interest in mineral claims in British Columbia	5,923,368	5,650,867
	which includes the Siwash gold deposit
	ATW
	Net 58.8% interest in mineral claims near Lac De Gras,
	Northwest Territories	495,211	100,000

	United States

	Willow
	100% interest in mineral claims in Nevada	442,671	100,547

	Mexico

	Caballo Blanco (b)
	100% interest in mineral claims in Veracruz State	53,953	1
	Tuligtic (c)
	100% interest in mineral claims in Puebla State	288,409	121,022
	San Carlos/San Jose (d)
	100% interest in the San Carlos and San Jose mineral
	claims in Tamaulipas State	228,015	77,720
	Caldera
	100% interest in mineral claims in Puebla State	267,901	17,040

	Interests in various other mineral claims (Note 8 (e))	536,221	781,438
		8,235,749	6,848,635

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking. The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis. A National Instrument 43-101 resource has been calculated for the property.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(b)	Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000.

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

	(c)	Tuligtic

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

	(d)	San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR. During 2007, the Company purchased the NSR for US$20,000 and issued a 25,000 share purchase warrant for a term of three years exercisable at a price of $3.00 per share.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”). To earn a 51% interest, Hawkeye had to maintain the property in good standing, pay $45,475 which was received, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue a total of 1,250,000 shares to the Company by April 2008 (amended). During 2006, Hawkeye abandoned its interest in the property.

	(e)	Other

(i) Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking. During 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”). To earn a 60% interest in either or both of these properties, Williams Creek had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012. During 2008, Williams Creek abandoned its interest in the Brookmere property and as of December 31, 2008, Williams Creek abandoned its interest in the Merit property. As at December 31, 2008, the Company has written down the carrying value of the Brookmere and Merit properties to $1. The write-down recognized in 2008 is $38,002 (2007 - $Nil).

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(e)	Other (continued)

		(ii)	Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking. During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”). To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issued 1,000,000 shares to the Company by December 31, 2012. During 2007, Tanqueray abandoned its interest in the property.

At the end of 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”). To earn a 60% interest, Zenith had to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010. As of December 31, 2008, Zenith abandoned its interest in the property and the Company wrote down its interest in this property to $1. The write-down recognized in 2008 is $25,449 (2007 - $Nil).

		(iii)	Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking. During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”). To earn a 51% interest, Strongbow incurred exploration expenditures of $2,000,000 and issued 600,000 shares to the Company. During 2007, the Company decided not to participate in the summer work program and its interest has been diluted to 34.14%.

		(iv)	Ponderosa

The Company acquired a 100% interest in the Ponderosa property by staking. During 2007, the Company entered into an agreement with Strongbow. To earn a 60% interest, Strongbow had to incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012. During 2008, Strongbow abandoned its interest in the property and the Company wrote down its interest in this property to $1. The write-down recognized in 2008 is $6,789 (2007 - $Nil).

(v) Fuego

The Company acquired a 100% interest in the Fuego claim by staking. During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn a 60% interest, Horseshoe had to maintain the property in good standing, incur exploration expenditures totalling US$3,000,000 and issue 1,000,000 shares to the Company by December 31, 2008 (amended). During 2007, Horseshoe abandoned its interest in the property and at December 31, 2008, the Company’s interest in this property is recorded as $1. The write-down recognized in 2008 is $32,145 (2007 - $Nil).

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(e)	Other (continued)

		(vi)	Viky

The Company acquired a 100% interest in the Viky property by staking and purchased interests in three additional mineral claims. During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex had to incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years. During 2008, Apex abandoned its interest in the property. As at December 31, 2008, the Company has written down the carry value of this property to $1. The write-down recognized in 2008 is $23,069 (2007 - $11,800).

		(vii)	Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.

During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire has to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.

		(viii)	Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking. During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”). To earn a 60% interest, Lincoln must incur exploration expenditures of $3,500,000 and issue 1,550,000 shares to the Company over five years.

		(ix)	Campanario

The Company acquired a 100% interest in the Campanario claim by staking. During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire had to incur exploration expenditures of $3,500,000 and issue 700,000 shares to the Company by October 31, 2011 (amended). During 2007, Spire abandoned its interest in the property and at December 31, 2008, the Company’s interest in the property is recorded at $1. The write-down recognized in 2008 is $46,611 (2007 - $567).

		(x)	Gallo de Oro

During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. To earn its interest, the Company must pay US$50,000 by October 30, 2009. At December 31, 2008, US$40,000 of this obligation had been paid.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(e)	Other (continued)

		(xi)	Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim. An initial payment of $117,572, representing 20% of the purchase price, was paid. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright. The bond in the amount of $446,964 was returned to the Company.

The Company subsequently entered into an agreement with Apex. To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009.

		(xii)	Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. (“Santoy”) entered into an agreement with Skeena Resources Ltd. (“Skeena”). To earn a 60% interest, Skeena must incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.

		(xiii)	Other write-downs of interests in mineral properties

In addition, the company wrote down its interest in other mineral properties in aggregate by $1,268,600 (2007 - $734 506).

9.	Share capital

	(a)	Details of private placement issues of common shares in 2008 and 2006 were as follows:

The Company issued 86,000 units on November 14, 2008 on a private placement basis at a price of $0.70 per share, after incurring issue costs of $6,419. Each unit consists of one common flow-through share and one whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until November 14, 2009. The fair value of the warrants issued as part of the private placement of $16,340 was allocated to share capital and contributed surplus.

The Company issued 100,000 flow-through shares on March 6, 2008 on a private placement basis at a price of $2.50 per share, after incurring issue costs of $17,872. 3,500 non-flow-through common shares were issued to a finder in respect of this placement.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(a)	(continued)

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

	(b)	Warrants

	Number of		Exercise
	warrants	Expiry date	price range
			$
Outstanding,		June 30, 2006 to
December 31, 2005	5,572,855	September 18, 2008	1.75 to 2.25
Granted	366,291	-	2.85 to 3.00
Exercised	(5,568,605)	-	1.75 to 2.25
Outstanding,		November 15, 2007 to
December 31, 2006	370,541	July 21, 2008	1.78 to 3.00
Granted	25,000	-	3.00
Exercised	(58,591)	-	1.75 to 2.85
Expired	(149,450)	-	2.85 to 3.00
Outstanding,		July 21, 2008 to
December 31, 2007	187,500	March 20, 2010	3.00
Granted	86,000	November 14, 2009	1.00
Expired	(162,500)	July 21, 2008	3.00
Outstanding,		November 14, 2009 to
December 31, 2008	111,000	March 20, 2010	1.00 to 3.00

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(b)	Warrants (continued)

The fair value of the warrants issued November 14, 2008 was estimated at $16,340 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 1.79%; expected life of 1 year; dividend rate of 0%; and volatility of 107.97%.

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

At December 31, 2008, the following share purchase warrants were outstanding:

Number of		Exercise
warrants	Expiry date	price
		$

86,000	November 14, 2009	1.00
25,000	March 20, 2010	3.00
111,000

(c)	Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period. At December 31, 2008, the Company had reserved 47,583 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time over which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option vesting in any three month period. All options granted during 2008 vested on the date granted.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(c)	Options (continued)

The following table presents the outstanding options as of December 31, 2008, 2007 and 2006 and changes during the years ended on those dates:

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
Fixed options	Shares	price	Shares	price	Shares	price
		$		$		$
Outstanding and
exercisable at
beginning
of year	4,636,691	1.88	4,798,483	1.70	3,921,483	1.03
Granted	835,000	0.83	675,000	2.38	2,005,000	1.70
Exercised	(866,691)	0.60	(786,792)	1.19	(1,128,000)	0.80
Expired	(100,000)	2.50	(50,000)	2.92	-	-
Outstanding and
exercisable at
end of year	4,505,000	1.92	4,636,691	1.88	4,798,483	1.70

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price
		$

25,000	September 7, 2009	2.23
154,000	December 1, 2009	0.39
806,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
140,000	September 15, 2010	1.07
1,795,000	July 6, 2011	2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
40,000	March 17, 2013	2.35
655,000	December 29, 2013	0.68
4,505,000

The weighted average grant date fair value of 655,000 stock options granted on December 29, 2008 was $0.52. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.18%; expected life of 5 years; expected volatility of 70.12%; and expected dividends of $Nil.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(c)	Options (continued)

The weighted average grant date fair value of 40,000 stock options granted on March 17, 2008 was $0.99. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.98%; expected life of 4 years; expected volatility of 43.60%; and expected dividends of $Nil.

The weighted average grant date fair value of 140,000 stock options granted on September 15, 2008 was $0.26. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.76%; expected life of

		1.5	years; expected volatility of 43.93%; and expected dividends of $Nil.

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

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia and is estimated to be settled in 5 years at the earliest. The estimated total undiscounted amount to settle the asset retirement obligation is $152,073. This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16%. The accretion for 2008 was $5,296 (2007 - $Nil).

11.	Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $145,000 for technical services and $26,375 for general and administrative services during 2008 (2007 - $181,713; 2006 - $162,515).

A company controlled by the Chief Operating Officer of the Company was paid $Nil for geological services during 2008 (2007 - $Nil; 2006 – $86,000).

A company controlled by a director of the Company was paid $Nil for consulting services during 2008 (2007 - $6,490; 2006 - $5,650).

A company controlled by a director of the Company was paid $5,000 for consulting services during 2008 (2007 - $Nil; 2006 - $Nil).

An officer of the Company was paid $Nil for professional services rendered during 2008 (2007 - $Nil; 2006 - $74,824).

A company controlled by an officer of the Company was paid $61,000 for professional services during 2008 (2007 - $11,000; 2006 - $Nil).

An officer of the Company was paid $52,375 for technical services rendered during 2008 (2007 - $115,892; 2006 - $59,200).

A company with an officer in common holds 25,000 warrants of the Company.

In 2007, the Company had investments in two companies which had optioned properties from the Company and have one director in common with the Company.

During 2008, the Company sold a mineral property to Tarsis Capital Corp. (Note 7).

Accounts receivable at December 31, 2008 included $35,646 owing from related companies (2007 - $49,863; 2006 - $2,348).

Accounts payable at December 31, 2008 included $15,847 due to related companies (2007 - $7,300; 2006 - $20,700).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

12.	Supplemental cash flow information

	Supplemental information regarding non-cash transactions is as follows:

			Years ended December 31,
		2008	2007	2006
		$	$	$
	Investing activities
	Reversal of contributed surplus
	on exercise of options	134,460	442,974	358,698
	Reversal of contributed surplus
	on exercise of warrants	-	29,713	-
	Fair value of warrants upon completion
	of private placement	16,340	13,000	117,115
	Sale of mineral properties for
	common shares of investee	35,000	1,120,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

		2008	2007	2006
		$	$	$

	Cash	1,206,586	1,361,368	1,446,290
	Cash equivalents	11,112,364	13,187,392	17,350,666
		12,318,950	14,548,760	18,796,956

13.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	2008	2007
	$	$

Canada	8,070,162	7,360,218
Mexico	1,179,167	533,517
	9,249,329	7,893,735

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income. The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2008	2007	2006
	$	$	$

Canada	345,467	655,648	629,347
Mexico	500,334	96,650	207,584
	845,801	752,298	836,931

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

14. Income taxes

The Company’s Canadian income tax rate is approximately 31.0% (2007 - 34.1%; 2006 -34.1%) while the Mexico income tax rate is approximately 28%. The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2008	2007	2006
	$	$	$

Statutory rate	31.0%	34.1%	34.1%

Income taxes recovered
at the Canadian statutory rate	1,301,936	577,100	1,456,500
Effect of different tax rates in
foreign jurisdiction	40,700	8,400	(4,900)
Non-deductible expenses	(176,700)	(147,800)	(852,000)
Tax recovery on flow-though
shares	-	642,600	-
Tax losses not recognized in
period benefit arose	(1,165,938)	(437,700)	(599,600)
Reduction in mineral tax liability	379,653	-	-
Mexican flat tax	(141,500)	-	-
	238,151	642,600	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2008	2007
	$	$

Operating and capital loss carryforwards	2,289,000	2,259,000
Canadian and foreign exploration and
development expenditures	1,711,000	868,000
Asset retirement obligations	34,000	32,000
Marketable securities	319,000	-
Share issue costs	59,000	96,000
Property, plant and equipment	127,000	112,000
	4,539,000	3,367,000
Valuation loss provision	(4,539,000)	(3,367,000)
	-	-

At December 31, 2008, the Company had operating loss carryforwards available for tax purposes in Canada of $3,545,000 which expire between 2009 and 2028 and in Mexico of $4,755,000 which expire between 2009 and 2018.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

15.	Commitments and contingencies

	(a)	The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”). The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997. While management intends to defend its position, the outcome of this issue is uncertain. Currently, the Company is appealing the Ministry’s decision. The British Columbia Supreme Court heard the matter January 12, 2009 and reserved judgement. In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

	(b)	The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

$

2009	59,130
2010	60,070
2011	5,000
124,200

	(c)	During 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months. Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.

	(d)	During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

16.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

	(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16.	Financial instruments (continued)

	(a)	Currency risk (continued)

		A	10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $129,000.

		A	10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $30,000.

	(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the balance sheet date. The Company does not have any asset-backed commercial paper in its short-term investments. The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

	(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short- term investments is limited because these investments, although available for sale, are generally held to maturity.

		A	1% change in the interest rate would change the Company’s net income by

$115,000.

	(e)	Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company’s input costs are also affected by the price of fuel. The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

17. Management of capital risk

The Company manages its cash and cash equivalents, and shareholder’s equity (see Note 9). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18. Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”). The following is an analysis of major balance sheet categories reflecting the application of US GAAP:

Consolidated balance sheets
	2008	2007
	$	$

Total assets under Canadian GAAP	24,402,080	27,969,639
Write-off of deferred exploration costs (a)	(6,279,239)	(4,919,147)
Adjustment to equity investment (b)	(865,922)	(188,344)
Total assets under US GAAP	17,256,919	22,862,148

Shareholders' equity under Canadian GAAP	24,066,810	27,262,153
Write-off of deferred exploration costs (a)	(6,279,239)	(4,919,147)
Adjustment to equity investment (b)	(865,922)	(188,344)
Shareholders' equity under US GAAP	16,921,649	22,154,662

Significant differences between Canadian GAAP and US GAAP would have the following effect on reported net income of the Company:

Consolidated statements of loss and deficit

	2008	2007	2006
	$	$	$

Net loss under Canadian GAAP	(3,961,642)	(1,048,820)	(4,268,775)
Write-off of current period
deferred exploration costs (a)	(2,367,577)	(1,063,196)	(2,817,878)
Add back of deferred exploration
costs written off in the current
year (a)	1,007,485	525,934	1,054,641
Increase in equity investment
loss (b)	(677,578)	(188,344)	-
Reclassification of dilution gain
on equity investment to
shareholders' equity (b)	-	(436,296)	-
Future income tax expense
flow through shares (c)	-	(642,600)	-
Net loss under US GAAP	(5,999,312)	(2,853,322)	(6,032,012)

Net loss per share under
US GAAP	(0.13)	(0.07)	(0.14)

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18. Differences between Canadian and United States generally accepted accounting principles (continued)

The following is a reconciliation of cash flows incorporating the differences between Canadian and US GAAP:

Consolidated statements of cash flows
	2008	2007	2006
	$	$	$
Operating activities
Operating activities under
Canadian GAAP	(1,260,980)	(2,228,550)	(743,843)
Exploration (a)	(2,458,918)	(1,358,442)	(2,903,195)
Operating activities under
US GAAP	(3,719,898)	(3,586,992)	(3,647,038)

Investing activities
Investing activities under
Canadian GAAP	(1,783,701)	(3,081,539)	(2,370,231)
Deferred exploration (a)	2,458,918	1,358,442	2,903,195
Investing activities under
US GAAP	675,217	(1,723,097)	532,964

(a)	Under Canadian GAAP, exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration expenditures.

(b)	Under Canadian and US GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting. Under US GAAP, the Company’s share of Tarsis’ loss was $188,344 and $677,578 higher in 2007 and 2008, respectively, to reflect the fact that Tarsis is required to expense exploration expenditures under US

GAAP and to account for differences in the US GAAP treatment of flow-through shares as described in Note 18 (c).

During 2007, Tarsis issued shares and diluted the Company’s equity interest. For Canadian GAAP purposes, the Company recorded a gain on dilution of $436,296 as a component of the equity loss in 2007. Under US GAAP, gains on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders’ equity. There was no gain on dilution in 2008.

(c)	Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors. The Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares in 2007. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity. There was no renunciation of the flow-through shares in 2008.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18.	Differences between Canadian and United States generally accepted accounting principles (continued)

	(c)	(continued)

For US GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented. The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

	(d)	Recent accounting pronouncements impacting the Company

In September 2006, Financial Accountings Standard Board (“FASB”) issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. Management is currently assessing the impact on the Company’s financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, Fair Value Measurements (“FAS 157”) in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data. Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for non-performance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP. FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect the adoption of FAS 162 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18.	Differences between Canadian and United States generally accepted accounting principles (continued)

	(d)	Recent accounting pronouncements impacting the Company (continued)

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets (“FAS 142”). The intent of this FSP is to improve consistency between the useful life of a recognize intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, Business Combinations (“FAS 141”). FSP 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP 142-3 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133

(“FAS 161”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for the Company’s fiscal year beginning January 1, 2009. The Company does not believe that adoption of this statement will have a material impact on the Company’s note disclosures given its limited use of derivative instruments to date.

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively.

In December 2007, the FASB issued FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated position, results of operations or cash flows.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

19. Subsequent events

Subsequent to year end, the Company arranged a private placement financing consisting of 226,316 units at a price of $0.95 per unit for proceeds of $215,000 before share issue costs. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.15 per share for one year after the closing date. Also, 7,000 non-flow-through common shares are to be issued to an agent in consideration of their services. This financing is subject to regulatory approval.

On March 23, 2009, the Company and a wholly-owned subsidiary of the Company, signed an option agreement regarding the Tuligtic project in Mexico to allow Antofagasta Minerals S.A. (a wholly-owned subsidiary of Antofagasta PLC) to earn a 60% interest in the project by spending a total of US$7 million over five years and making payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fifth anniversary date of the effective date of the agreement.

Antofagasta can earn an additional 15% of the project by funding and delivering a feasibility study on or before the seventh anniversary of the effective date of the agreement.

Almaden Minerals Ltd.

Schedule 1

(An exploration stage company)

Consolidated schedules of general and administrative expenses

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2008	2008	2007	2006
	$	$	$	$

Professional fees	2,922,010	283,728	274,281	257,240
Office and licenses	2,164,137	267,161	334,054	191,607
Travel and promotion	1,290,654	196,268	251,029	169,649
Depreciation	1,204,031	195,757	218,789	231,413
Insurance	310,703	114,050	90,413	65,884
Rent	979,986	100,499	124,434	140,298
Stock exchange fees	467,389	65,597	65,118	68,437
Regulatory compliance	126,711	29,773	47,089	49,849
Transfer agent fees	231,063	17,795	13,915	21,118
Bad debts	221,719	-	91,168	-
Other	67,482	-	-	-
	9,985,885	1,270,628	1,510,290	1,195,495

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

For cash upon incorporation	1	1.00	1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993 (carried forward)	5,894,895		3,569,809

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

Balance December 31, 1993 (brought forward)	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001 (carried forward)	17,123,006		15,010,776

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822
For cash on exercise of share purchase warrants	58,591	1.78-2.85	192,150
For cash on exercise of stock options	786,792	0.55-2.50	1,378,430
Balance, December 31, 2007	44,469,638		48,226,402
For cash pursuant to private placements	189,500	0.70-2.50	278,319
For cash on exercise of stock options	866,691	0.45-2.50	654,671
Balance, December 31, 2008	45,525,829		49,159,392

See accompanying notes to the consolidated financial statements.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  March 27, 2009

By     /s/Duane Poliquin

Duane Poliquin, CEO & Chairman