Form 20-F
period 2009-12-31
ALMADEN MINERALS LTD
filed 2010-03-31
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 20-F

(   )

            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES  EXCHANGE ACT OF 1934

OR

(X)

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2009

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

           Common Stock without Par Value                                 NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

48,973,145

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

 ( X ) Yes  (  )  No

Indicate by check mark weather the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerate filer (   )                                  Accelerated filer (  X  )                            Non-accelerated filer (   )

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Gravity survey:  A geophysical survey which measures the variations of the earth's gravitational field in order to differentiate between rocks of contrasting specific gravities.

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

Indicated Mineral Resource: An ‘Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Induced polarization (I.P.) method:  The method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource:  An ‘Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intermediate:  An igneous rock made up of both felsic and mafic minerals (diorite).

Intrusion:  General term for a body of igneous rock formed below the surface.

Intrusive Rock:  Any igneous rock solidified from magma beneath the earth's surface.

Joint venture agreement:  An agreement where the parties agree to the terms on which a property will be jointly explored, developed, and mined. (See also "Option agreement" and "Earn in").

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

Measured Mineral Resource:  A ‘Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

National Instrument 43-101: A rule developed by the Canadian Securities Administrators and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.  It covers oral statements as well as written documents and websites.  It requires that all disclosure be based on advice by a "qualified person" and in some circumstances that the person be independent of the issuer and the property.

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

Option agreement:  An agreement where the optionee can exercise certain options to acquire or increase an interest in a property by making periodic payments or share issuances or both to the optionor or by exploring, developing or producing from the optionor's property or both.  Usually upon the acquisition of such interest, all operations thereafter are on a joint venture basis.

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

Probable Mineral Reserve:  A ‘Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve: A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Tonne:  Metric ton - 1,000 kilograms - equivalent to 1.1023 tons.

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

Triassic: Geological time period between 225 and 195 million years ago.

Tuff :  A finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

Veins:  The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Vuggy silica:  In a high sulphidation epithermal environment, the highly acidic waters have dissolved everything but silica resulting in a highly porous and pox marker rock which is a good host for gold deposition. It is an indicator mineralization typical of epithermal rocks.

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

The following selected financial data of the Company for Fiscal 2009, Fiscal 2008 and Fiscal 2007 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report. The selected financial data set forth for Fiscal 2006 and Fiscal 2005 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in this Annual Report.

Reference is made to Note 18 of the audited consolidated financial statements of the Company for Fiscal 2009 included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("U.S. GAAP"), and their effect on the Company's financial statements.

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Canadian GAAP

Revenues

Net loss

Loss per common share

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock

Dividends declared per share

U.S. GAAP

Revenues

Net loss(1)

Loss per common share(1)

Weighted average shares (000)

Working capital

Mineral properties

Net assets

Total assets

Capital stock and accumulated paid in capital

Dividends declared per share

$2,441 (2,193) (0.05) 45,847 14,530 8,417 25,171 25,659 50,878 0 1,222 (2,573) (0.06) 45,847 14,530 1,728 17,542 18,031 50,878 0	$1,890 (3,962) (0.09) 45,007 13,177 8,236 24,067 24,402 49,159 0 1,890 (5,999) (0.13) 45,007 13,177 1,957 16,922 17,257 49,159 0	$752 (1,049) (0.02) 44,215 17,415 6,849 27,262 27,970 48,226 0 752 (2,853) (0.07) 44,215 17,415 1,929 22,155 22,862 48,226 0	$837 (4,269) (0.10) 41,351 20,242 6,405 27,971 28,720 46,656 0 837 (6,032) (0.14) 41,351 20,622 2,023 23,969 24,718 46,656 0	$246 (1,095) (0.03) 32,079 9,374 5,104 15,801 16,367 31,639 0 246 (1,852) (0.06) 32,079 9,984 2,486 13,792 14,358 31,639 0

(1)U.S. GAAP net loss and loss per common share for the year ended 12/31/05 has been restated.  Reference is made to Note 18(c) as to differences between Canadian GAAP and U.S. GAAP as to accounting for flow-through shares.

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2009	$1.14	$1.30	$1.03	$1.05
Fiscal Year Ended 12/31/2008	1.06	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007 Fiscal Year Ended 12/31/2006	1.07 1.15	1.19 1.17	0.92 1.10	0.99 1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.15	1.17

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	$1.11	$1.08	$1.07	$1.07	$1.07	$1.07
Low	1.06	1.03	1.05	1.04	1.03	1.04

The exchange rate was 1.02 on March 19, 2010.

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

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.  The Company retains an inventory of 1,597 ounces of gold from previous production by its predecessor ("Fairfield") from the Siwash mine on the Elk property.  The gold was mined in 1994 and shipped to the smelter in 1996.  The gold produced was retained as inventory by Fairfield. Both the Company and its predecessor have financed their operations principally through the sale of equity securities, entering into joint venture arrangements and the sale of its inventory of gold. The recoverability of mineral properties is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability

The Company had net losses in a number of years since its date of incorporation - 9/25/1980.  Due to the nature of the Company's business, there can be no assurance that the Company will be profitable under Canadian GAAP. The Company had net losses of $2,192,959 in Fiscal 2009, $3,961,642 in Fiscal 2008 and $1,048,820 in Fiscal 2007.

The cumulative net loss of the Company as at December 31, 2009 was $29,329,415.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2009 and 2008, the Company had revenue from exploration and drilling contractor services provided to third parties. Otherwise, the Company has had no prior year's history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine and the bulk sampling on the Elk gold property. Neither the Company nor its predecessor has paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company's predecessor was through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements. Any future additional equity financing would cause dilution to current stockholders.

Uncertainty of Obtaining Additional Funding Requirements

If the Company's exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production.  The only sources of future funds presently available to the Company are the sale of its inventory of gold, sale of equity capital or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the financing of the conduct of its business by the issuance for cash securities of the Company or incurring debt, or a combination of the two.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company's interest in properties it has acquired.

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

As a requirement for performing certain exploration activities, the Company has $84,000 on deposit as reclamation bonds for exploration work and site disturbance on the Elk and other prospects in Canada.  These allocated funds have been deposited for the benefit of the Province of British Columbia until released upon approval from the Province after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company's financial position and operations.

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

If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company's operations and financial condition.  In the event of an adverse judgment, the Company could lose its property rights.

Trading Volume

The relatively low trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares. Due to the reduced liquidity in the secondary markets, shareholders may find it more difficult to sell their shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, exploration and financial results, and other factors could have a significant effect on the price of the Company's shares.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 22, 2010 there were share purchase options outstanding allowing the holders of these options to purchase 4,760,000 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 2,172,158 shares of common stock.  Directors and officers of the Company hold 4,135,000 of these share purchase options.  An additional 625,000 share purchase options are held by employees and consultants of the Company.  Directors and officers hold 2,500 of these share purchase warrants. Given the fact that as of March 22, 2010 there were 49,308,145 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company's shares.  The exercise of all outstanding share purchase options would cause the number of issued and outstanding common shares to rise 9.7%.  The exercise of all outstanding share purchase warrants would cause the number of issued and outstanding common shares to rise 4.4%.

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

Foreign Incorporation and Civil Liabilities

The Company amalgamated under the laws of the Province of British Columbia, Canada.  All of the Company's directors and officers are residents of Canada and substantially all of the Company's assets and its subsidiaries are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities whether under the United States Securities Exchange Act of 1934, as amended, or otherwise.

Conflict of Interest

Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies. James McInnes also serves as a director and President of Williams Creek Explorations Limited and Horseshoe Gold Mining Inc. Joseph Montgomery also serves as a director of Abitibi Mining Corp., Sedex Mining Corp., Klondike Gold Corp., Amador Gold Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Silver Corp., Chalice Diamonds Corp., Zinccorp Resources Corp. and Infrastructure Materials Corp. Gerald Carlson also serves as a director, President and CEO of Copper Ridge Explorations Inc., director of Blue Sky Uranium Corp., director of Golden Aria Corp., director of Tarsis Resources Ltd., director of Taipan Resources Ltd., and director of Panthera Exploration Inc.  Barry Smee also serves a s a director of Platinum Group Metals Ltd. Marc Blythe also serves as a director and President and Chief Executive Officer of Tarsis Resources Ltd. Mark Brown also serves as a director and CFO of Rare Element Resources Ltd. and Portal Resources Ltd. and CEO and director of Fox Resources Ltd. and Everclear Capital Ltd.  He also serves as a director of Strategem Capital Inc., Sutter Gold Mining Inc., and Animas Resources Ltd.  He also serves as a CFO for Pitchstone Exploration Ltd., Tarsis Resources Ltd., and Rye Patch Gold Ltd. These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Lack of a Dividend Policy

The Company does not intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business.  However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's.  Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company.  Such competitors could outbid the Company for such projects, equipment or personnel, or produce minerals at a lower cost which would have a negative effect on the Company's operations and financial condition.

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. In Fiscal 2007, the Company took out an accidental death insurance policy on Duane Poliquin with a $2,000,000 limit. However, the loss or unavailability of any of its key personnel could have a negative effect on the Company's ability to operate effectively.

Item 4.     Information on the Company

History & Development of the Company

The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8.  The registered and records office of the Company is 1199 West Hastings Street, Suite 950, Vancouver, British Columbia, Canada, V6E 3T5.

The contact persons are Duane Poliquin, Chairman and Morgan Poliquin, President.  The telephone number is (604) 689-7644.  The fax number is (604) 689-7645.  The email address is info@almadenminerals.com.  The web-site address is www.almadenminerals.com.

The Company was created by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd., effective December 31, 2001.  The Company operates under the laws of the Business Corporations Act (British Columbia).

The Company's common shares began trading on The Toronto Stock Exchange ("TSX") under the symbol "AMM" on February 11, 2002 and on the American Stock Exchange, now the NYSE Amex, under the symbol "AAU" on December 19, 2005.  Almaden Resources Corporation's initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company's shares and the Company has made no public takeover offers in respect of other company's shares.

Organizational Structure

The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions-refer to Exhibit 8 to this 20-F Annual Report.

At December 31, 2009, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993 and a 27.6% share interest in Tarsis Resources Ltd. (formerly Tarsis Capital Corp.), a company incorporated in Alberta, Canada on October 21, 2005 and continued into British Columbia on June 2, 2008.

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

Company's Principal Properties

The Company has two principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), and (2) the Caballo Blanco gold, silver, copper prospect in Mexico (100% interest subject to a sliding scale NSR and a 70% option agreement earn in right by Goldgroup Resources Inc.)

Company's Secondary Properties

The Company's secondary property interests include the ATW diamond prospect in Canada (net 64.8% property interest), the Merit prospect in Canada (100% interest), the San Carlos prospect in Mexico (100% interest), the Yago prospect in Mexico (100% interest), the Tuligtic prospect in Mexico (100% interest), the Matehuapil prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Apex Silver Mines Limited) and the Caldera prospect in Mexico (100% interest).

In February 2010, the Bufa prospect in Mexico was sold to Lincoln Mining Corporation subject to a 2% NSR.

The PV prospect in Canada was sold to Consolidated Spire Ventures Ltd. during Fiscal 2006.  The MOR, Tim and other prospects in Canada and the Erika prospect in Mexico were sold to Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) during Fiscal 2007 (refer to The MOR Prospect - Canada). During Fiscal 2008, the Ram prospect in Canada was sold to Ross River Minerals Inc. subject to a 2% NSR and the Prospector Mountain prospect was sold to Tarsis Resources Ltd.

The Company has an investigation portfolio of other property holdings in Canada, United States and Mexico that are not considered either principal or secondary properties. The Company determines the category of a property based on exploration which is always subject to change based upon results received.

The Company also entered into a joint venture agreement in Fiscal 2005 with Japan Oil, Gas and Metals National Corporation ("JOGMEC") to undertake a regional grassroots exploration program for base metal deposits over a selected area in Mexico.  During Fiscal 2007, JOGMEC withdrew from all joint venture activities.

Business Overview

Quality Control

The Company employs a strict quality control program for samples taken during its exploration programs. For drilling programs a quality control program is in place which includes the insertion of blanks, field duplicates and certified standards into the sample stream.

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

Duplicates

During drill programs the company routinely includes a field duplicate into the sample stream, spaced at 20 sample intervals. Field duplicate samples are splits of drill core or reverse circulation cuttings from the sample interval. The resulting two field duplicate samples are submitted with separate sample numbers "blind" to the assay lab and separately treated as normal samples. The samples are taken randomly with no regard to rock type, geographic position or degree of alteration or mineralization. These field duplicated are then used to detect the cumulative uncertainties associated with the entire sampling and analytical process.

Standards

During drill programs the company routinely includes a field duplicate into the sample stream, spaced at 20 sample intervals. Certified standards are purchased from CDN Resource Labs of Vancouver and are prepared by this professional third party lab according to industry standard and accepted methodologies. Standards are utilized to monitor the accuracy of the laboratory work.

Maintaining properties

The following is a general statement about government requirements for holding mineral properties in the jurisdictions where the Company works.

In Canada, mining law is a provincial or territorial matter. Maintaining a mineral property requires annual assessment work or cash in lieu of work.

In the United States, federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management ("BLM"). A payment of U.S.$125 per claim is payable to the BLM by September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.

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

Expenditures to Date

During Fiscal 2009, the Company incurred $322,384 in evaluation of the property, primarily on metallurgical testing, economic and engineering analysis and re-interpretation of geology.  As at December 31, 2009, the Company had deferred costs of $6,245,752 on this property.

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

In 1994, Fairfield received a mining permit, the open pit was expanded to a total size of 458,000 cubic metres and 10,119 tons (9,180 tonnes) of ore grading 2.669 oz/ton (91.51gm/t) gold were extracted. The ore was crushed to minus 6 inches and was shipped to the Asarco Smelter in Helena, Montana.  Fairfield received credits for gold, silver and silica.  An underground drill program was carried out at ten to twenty metre centres for a total of 2419 metres in 84 NQ holes to help define underground mineable shoots.

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

The qualified person and supervisor for the 2006 exploration drill program was Wojtek Jakubowski, P. Geo., an employee of the Company at the time. All samples were analyzed at Acme Analytical Labs ("Acme") in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of the Company's ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term "Measured Resources" and "Indicated Resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. US investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

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

In October 2009, the Company received an updated geological model and 43-101 compliant mineral resource estimate from Lions Gate Geological Consulting Inc. ("LGGC") for its Elk gold deposit. The new model and resource estimate incorporated drilling results from 2007 not included in the previous estimate prepared by Giroux Consultants Ltd. in April, 2007. A review of the new and historical data resulted in a revised geological model and mineral resource estimate. The new model recognises eight separate vein zones that comprise the B vein system and four separate zones that comprise the WD vein. Almaden's management believes that this new model and resource more accurately reflects the geology of the vein system.

The Elk project has resource estimate blocks that are both close to surface and may be amendable to open pit mining methods and deeper high grade blocks that may be amenable to underground mining methods. Mr. Gordon Zurowski, P.Eng. of PEG Mining Consultants Inc. ("PEG") produced a pit shell that LGGC incorporated in the mineral resource estimation tabulations. The input parameters used by PEG for the pit shell do not result from project specific studies but are considered to be reasonable cost assumptions for the style and size of the Elk project. The 2009 mineral resource estimate for the Elk project is declared using 1.0 Au g/t cut-off for blocks that are within the resource estimation pit shell and a 5.0 Au g/t cut-off for blocks below the pit shell. A summary of the 2009 LGGC estimate is provided in table 1. LGGC has reviewed the pit-shell parameters and finds them reasonable for inclusion in the mineral resource estimation.

For purposes of an equitable comparison, LGGC also tabulated the gold grade blocks of the 2009 estimate using a global cut-off of 1 g/t Au which was also used in 2007 (Table 2). The 2009 mineral resource estimate includes a minimum vein thickness of between 1.2 and 1.5 meter wide for the vein solids, resulting in dilution of the more narrow vein intercepts. This dilution, accompanied by an updated geological interpretation of the vein sets, has lowered the grade of some vein intercepts but has resulted in an increased tonnage for the 2009 mineral resource estimation.

A complete copy of the report provided by LGGC will be placed on the company's website. The Elk deposit veins are open along strike and to depth. In addition to the B and WD vein systems, there are other known veins and exploration targets on the 15,000 hectare property. The Company's management believes there is excellent potential to increase the mineral resource at the Elk deposit through further exploration. On May 15th, 2008 the Company released results of metallurgical test work performed by G & T Metallurgical Services Ltd. ("G & T") of Kamloops, an ISO 9001:2000 accredited laboratory, on diamond drill core recovered during the 2007 season. The tests, which examined feed grades between 5 and 47 g/t gold, had average gold recoveries of 95% using gravity plus cyanidation. The company owns mill equipment, presently in storage near the property, which could be an important factor in any future development plans for the project.

Summary of the technical details used by LGGC to complete the 2009 Resource Estimate for the Elk Project:

  The Elk gold project is a mesothermal quartz vein gold deposit hosted by the Okanagan Complex Batholith. Two vein systems, the B Vein and the WD Vein have been included in the current resource estimation.

  The resource estimate reported in this news release was prepared by Susan Lomas, P.Geo.,, President and Principal Consultant of Lions Gate Geological Consulting Inc., who is the independent Qualified Person (as defined by NI 43-101) and reviewed the geological and analytical information in sufficient detail to support the data incorporated in the resource estimate.  The Mineral Resource was completed on September 21st, 2009, and was built using GEMS® software and includes gold assay results from 419 surface and 290 underground diamond drill holes.

  Drill hole spacing is variable throughout the deposit.  The B Vein System has a large underground drilled area where the drill hole spacing approaches 10m, and much of the rest of the vein is supported by 25 m spaced drilling while the edges and deeper sections of the veins have between 50m to 100m spaced drill holes.  The WD Vein System is typically supported by 35 to 50m spaced drill holes with wider spaced drilling on the edges and deeper sections of the veins.  The B and WD Vein Systems were modeled on sections and three dimensional solids were built to tag the assay database and the block model.  The solids were built to a minimum down-hole thickness of 1.2 to 1.5m wide so that the vein solids would have a minimum true thickness of between 1.0 and 1.2m thick.

  There are 9,769 gold assay results in the project database and LGGC tagged 3,432 of them as representing the vein intersections and these were composited to 0.3m and included in the mineral resource estimate.  The gold assay results were reviewed for extreme grades and LGGC applied a top gold grade cap to some vein domains and further added a restricted outlier strategy to one of the vein domains to restrict the influence of unusually high gold assays.  A total of 35 assays were capped prior to compositing the data.  The holes drilled between 2000 and 2007 (the last drill program) were supported by a reasonable QAQC program including blanks, core duplicates and after 2003, Standard Reference Material (purchased from CDN Laboratories) samples were included.  Prior to 2000, the entire core sample was shipped for analysis at Acme Laboratories in Vancouver with some check analysis being completed at Chemex Laboratories in Vancouver.  LGGC accepts that the gold assay results are reasonable for inclusion in a Mineral Resource Estimation.

  Blocks in the model measure 2m in height, 5m along the long axis of the vein and 1 m wide.  This small block size is supported in the best drilled areas of the deposit and was chosen to support a scoping study on underground mining extraction method for the bulk of the deposit.  Potential for open pit extraction is also to be studied for the near surface material.

  The gold grade composites were interpolated into the block model using inverse distance method to the fourth power.  The block model was validated by visual inspection on sections and plans and by geostatistical review.

  The estimate was classified as Measured, Indicated and Inferred Mineral Resources in accordance with the CIM definition standards for mineral resources and mineral reserves.  The classification strategy for the block model considered both the sample spacing and confidence in the geological continuity of the veins.

  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Recent exploration work

In addition, management decided to update metallurgical parameters for the project.  Various reports have been commissioned on the project, however all metallurgical studies pre-date the implementation of NI 43-101.  In order to achieve NI 43-101 compliance for the metallurgical testwork, fresh diamond drill holes were completed to provide bulk samples for testing.  Metallurgical testwork is being carried out under the supervision of Mr. John Follinsbee, P.Eng.,, of G & T Metallurgical Services Ltd., of Kamloops, BC.

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

The qualified person responsible for supervising the 2007 drill program is Mr. Jim Hylands, B.A.Sc.,, P.Eng., an independent consultant.

During Fiscal 2008, the Company received a report detailing the metallurgical performance of ore samples from the property.  Average gold recoveries of 95% were achieved using a gravity plus cyanidation flowsheet over a range of head grades.  The tests, which examined feed grades between 5 and 47 g/t gold, were carried out by G & T Metallurgical Services Ltd. ("G & T") of Kamloops on diamond drill core recovered during the 2007 season.  G & T is an ISO 9001:2000 accredited laboratory and work was conducted under the supervision of Mr. John Folinsbee, P.Eng.  A single gravity plus flotation test achieved a gold recovery of 95% also.  Additional flotation tests may be necessary to confirm this result is representative of the expected performance of a gravity plus flotation flowsheet.  Silver recoveries of 86% were reported using the gravity - cyanide flowsheet, although a silver resource has not yet been calculated for the property.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company is currently developing plans for a program of exploration on the property.  It is contemplated that newly identified areas of interest will be tested by surface drilling. Total proposed drill footage is not yet determined, but if approved, the drill program will likely cost approximately $800,000.  Underground exploration and drilling is also being discussed. Cost estimates have not been received but this could cost approximately $5,000,000.  These programs would be contingent on permitting and possibly the availability of  financing. LGGC has recommended that Almaden contract the services of an engineering firm to produce an economic analysis of the project to explore the potential for either or both open pit and underground extraction methods. Almaden plans to proceed with this recommendation in 2010 and is in discussions with several engineering firms.

PRINCIPAL PROPERTY INTEREST IN MEXICO

Tijuana
Ensenada
Hermosillo
Chihuahua
Monterrey
La Paz
MEXICO
Caballo Blanco Property
Cancun
Guadalajara
Veracruz
Mexico City
Acapulco
Oaxaca
Tapachura

The Caballo Blanco Prospect - Mexico

760000 m E
765000 m E
770000 m E
2185000 m N
2180000 m N
2175000 m N
2170000 m N
Caballo Blanco VI
Reduce
Caballo Blanco IV
Caballo Blanco VI
Reduce
Reyna Negra III
Caballo Blanco VII
Caballo Blanco VIII
Caballo Blanco I
Reyna Negra II
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

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 shares of its stock and pay U.S.$668,500 plus value added tax by March 6, 2007 (amended) which issue and payment have been made. The underlying owner would also receive a NSR of 2.5% to 1% ("sliding scale NSR") based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax.

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. ("Comaplex"). To earn a 60% interest, Comaplex was obligated to keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.  During Fiscal 2006, Comaplex completed the earn-in requirements.  In Fiscal 2007, the Company acquired Comaplex's 60% option interest for U.S.$1,250,000 and made the final payment of U.S.$210,000 plus value added tax to the underlying owner, now holding a 100% interest in the property subject to the sliding scale NSR.

Also in April 2007, the Company entered into an option agreement with Canadian Gold Hunter Corp. ("CGH"). To earn a 70% interest, CGH agreed to keep the property in good standing, issue 1,000,000 million shares of CGH to the Company (received), make a US$500,000 payment (received), incur exploration expenditures totalling U.S.$12,000,000 and fund all costs required for the completion of a bankable feasibility study. The Company would be entitled to participate in whatever terms CGH may have negotiated for production financing.

In February 2010, the Company agreed to terms with NGEx Resources Inc. ("NGEx"; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. ("Goldgroup").  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx's (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden.  Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named "El Cobre" project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup's portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of exploration programs.

Expenditures to Date

During Fiscal 2009, the Company incurred $17,062 in exploration costs which were not recovered.  As at December 31, 2009, the Company had deferred costs of $71,015 on this prospect.

Location and Access

The Caballo Blanco project, consisting of mineral concessions, currently comprising about 8,200 hectares, is located in the state of Veracruz about 75 kilometres northwest along the Pan American highway in eastern Mexico from the city of Veracruz.

Infrastructure

The prospective areas of the prospect are all located within 10 kilometres of a paved highway and Mexico's only nuclear power plant.  Veracruz, located 75 kilometres south of the prospect, is a large and well serviced city.

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

In 2007, the Company conducted a program of geological mapping, geochemical surveys, induced polarization (IP), geophysical surveys and alteration studies.  CGH subsequently conducted further geological, geochemical and geophysical survey work as well as road building.  Late in 2007, CGH started a diamond drill program which continued until mid 2008.  A second phase of drilling with a total of 10,000 metres planned started in late November 2008.  Only 3,605.55 meters were drilled in 14 drill holes.   In-fill drilling in the La Paila Target encountered predominantly massive to micro-vuggy silica with few intervals of the well developed hydrothermal breccias noted in previous drilling. Gold grades encountered are generally low with the best interval occurring in hole 08CBN-029 where 36.58 meters grade 1.13 g/t gold and 3.7 g/t silver. Other significant values include hole 08CBN-033 where 131.11 meters grade 0.59 g/t gold and 1.4 g/t silver including a 27.4 meter interval grading 1.01 g/t gold and 2.7 g/t silver. Based on 2007-2008 and the 2008-2009 drilling, the best gold grades appear related to north trending structures which probably acted as conduits for fluids creating the hydrothermal breccias and depositing gold.    Initial metallurgical bottle roll testing on La Paila target material yielded gold recoveries of 55% or less. More test work is necessary to optimize recoveries. A reconnaissance hole drilled 385 meters north and 105 to 110 meters vertically above anomalous gold values obtained from rock samples in Cerro La Cruz intersected massive, crackle brecciated, largely opaline silica with no gold values. These rocks are believed to represent the cooler, upper most portions of the hydrothermal system. Two holes drilled into the Bandera Sur resistivity anomaly encountered similar massive to weak micro-vuggy, largely opaline silica with no gold values. In Bandera Norte, a single reconnaissance hole drilled at the far east end of the 1200 meter long resistivity anomaly intersected hydrothermal breccias with weakly anomalous gold grading 0.02 g/t Au and 0.3 g/t Ag over 35.05 meters.

In the Pedrero copper-gold target, a single step-out hole collared 250 meters east of 08CBCN-019 returned 137.16 meters grading 0.105% copper and 0.10 g/t gold. The hole continues to demonstrate the presence of a large, underlying copper-gold porphyry system that may extend to Porvenir West and ultimately Porvenir.

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

In order to test the Central Grid and Highway Zone porphyry targets, Noranda drilled 1,789 meters in seven holes. Four were drilled in the Central Grid looking for the extension of the outcropping copper bearing porphyry and three holes were drilled into the previously undrilled Highway Zone. The report summary states "Despite pervasive K-spar flooding potassic alteration associated with the porphyry in the Central Grid and the huge argillic alteration zone that occurs at the Highway Zone, significant copper mineralization was not found."  Noranda stated the presence of an important gold deposit in the Central Grid area had not been ruled out but possibilities for an open pittable copper porphyry were reduced.  On the Highway Zone, very low values of copper were found but drilling did intersect short intervals of elevated gold.  Hole CB-02-07, Noranda's last hole, which was drilled in an area of extensive argillic alteration associated with elevated gold in soil geochemistry had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

Two further holes were attempted at the Company's expense at the end of Noranda's program, under the supervision of an independent consultant. These were located near reverse circulation Hole CB98-04, from Almaden's 1998 program, which intersected 12.2 meters of 3.8 grams of gold per tonne. Hole CB-02-08 was drilled east at -50°, parallel to and about thirty metres south of hole 98-4. It intersected fault gouge in the area where the vein was expected.  Hole CB-02-09 was located ninety meters north of CB 98-04 and also aimed east at -50°. This hole intersected a mineralized vein zone from 57.3 to 60.0 meters, and from 69.0 meters to 73.0 meters the recovered material contained fragments of quartz vein material that is mineralized with chalcopyrite, galena, and pyrite. The hole was abandoned in bad ground at 73.0 meters, which is a few metres before the expected location of the zone found in hole CB 98-04.

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

During 2006, Comaplex completed 743.8 meters of drilling in three holes (CB06-01, CB06-02 and CB06-03).  All three holes were collared in the vicinity of the 2005 drilling, on the top of Cerro la Cruz of the Northern Zone. Two of the holes (CB06-01 and CB06-02) were drilled to test higher grade surface gold mineralization on the south-west and south-east ridges of the summit.  Drillhole CB06-03 was collared approximately 100 meters north on the summit ridge of the Cerro La Cruz target and angled towards the highly anomalous gold mineralization in last year's hole CB05-03 (2.6 g/t gold over 32 meters). Hole CB06-01 intersected 92.65 meters averaging 1.0 grams per tonne from 116 meters depth to the end of the hole (206.65 meters) at which depth the hole was lost due to poor drilling conditions. This intersection included 28.65 meters from 178 meters depth to the end of the hole which averaged 1.8 grams per tonne gold, 18 meters from 178 to 196 meters that averaged 2.3 grams per tonne gold and 8 meters from 186.0 to 192.0 meters averaging 3.7 grams per tonne gold. Hole CB06-01 averaged 0.7 grams per tonne gold over its entire 206.65 meter length. Hole CB06-02 was completed to a depth of 301.14 meters and intersected highly anomalous, but sub 1 gram per tonne gold values which included a 222 meter interval from surface to 222 meters that averaged 0.25 grams per tonne gold.  Intervals reported are drill intercepts, rather than calculated true widths.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
CB06-01	0	206.65	206.65	0.7
Including	116.00	206.65	92.65	1.0
Including	178.00	206.65	28.65	1.8
Including	178.00	196.00	18.00	2.3
Including	186.00	192.00	8.00	3.7
CB06-02	0	222.00	222.00	0.2
CB06-03	0	230.00	230.00	0.8
Including	0	144.00	144.00	1.0
Including	0	76.00	76.00	1.7
Including	12.00	66.00	54.00	2.0
Including	36.00	62.00	26.00	2.5

The Company's 2007 work program found a new centre of porphyry style copper-gold mineralization in the Central grid area, about 3 kilometres northwest of the previously known mineralized area.  Geological mapping also found alteration in an area between the Highway and Northern zones which may mean the two are connected or one large zone of alteration and mineralization.  CGH conducted further surveys which provided more detail for selecting drill targets and prepared access roads to various areas for drilling.

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

Assay results for 07CBN-001, 002 and 003 are listed below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)	Width (m)	Au g/t	Ag g/t
07CBN-001	-90°	109.12	31.39-42.06	10.67	0.005	22.8
including	39.01-42.06	3.05	0.005	51.7
and	106.07-109.12	3.05	0.009	40.7

07CBN-002	090°/-50°	293.5	29.57-38.71	9.14	0.10	28.3
38.71-255.12	216.41	0.60	3.1
and including	38.71-104.24	65.53	0.76	3.9
and including	85.95-99.27	13.32	1.03	4.1
and including	230.73-255.12	24.39	1.01	9.5

08CBN-003	090°/-80	246.89	72.54-154.84	82.30	1.08	2.8
including	107.59-124.36	16.77	2.63	3.1

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has no planned 2010 exploration program on the Caballo Blanco prospect with all work being conducted by Goldgroup which is working to earn an interest in the prospect.   The Company plans a 2010 exploration program on the El Cobre prospect to include geophysics and drilling with an estimated budget of $150,000 of which the Company is responsible as to 60%.

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

In January 2005, the Company and Williams Creek acquired Santoy's 20% share interest in ATW and now each owns a 50% share interest in ATW. In 2008 ATW acquired the 10% interest owned by SouthernEra through the elimination of debt of $32,086. Williams Creek failed to contribute to the 2008 program and was diluted to a 34.4% interest in the prospect.  Harry Winston Diamond Corporation (formerly Aberex Minerals Ltd.) also did not contribute and was diluted to a 6.8% interest in the project. Williams Creek failed to contribute its share interest to the 2009 program and was diluted further to a 30.0% interest in the prospect.  Harry Winston Diamond Corporation also did not contribute and was diluted further to a 5.2% interest in the project. The Company's net interest is now 64.8%

 Expenditure to Date

During Fiscal 2009, the Company incurred $399,103 in exploration costs, primarily on a diamond drill program.  Several claims were surveying and brought to lease and a further bathymetric survey carried out. As at December 31, 2009, the Company had deferred costs of $894,314 on this prospect.

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

In 2008, ATW completed a 38 sonic drill program to obtain more till samples in an attempt to narrow the area of search for the source of the indicator mineral train.  This program collected many Kimberlitic Indicator Minerals (KIMs). Subsequent analysis was encouraging.

On March 5, 2009, the YKDFN ("Yellowknife Dene First Nation") and ATW entered into a forward-looking relationship by signing an Exploration Agreement.  In addition to formalizing KYDFN support for ATW's exploration activities, this agreement provides for mutual ongoing communications prioritization of First Nation business and employment opportunities, and YKDFN participation in on-site archaeological studies and environmental monitoring.  Understanding that the complex regulatory framework and the ambiguous nature of consultation in the NWT are discouraging exploration investment, YKDFN and the other Akaitcho Dene first Nations finalized the development of an Exploration Agreement with formal ratification in November 2008.  This agreement was designed in collaboration with mineral exploration companies to ensure that projects can proceed with efficiency, clarity and certainty.  Containing explicit provisions defining the respective roles and responsibilities of both the First Nation and the company, an Exploration Agreement is a mechanism to dispose of consultation obligations and potentially streamline the regulatory process for any company wishing to explore in Akaitcho Territory.

After review of all geophysical data, targets were selected for a 2009 drill program.  Nine diamond drill holes were completed but none intersected kimberlite.  During the summer of 2009, further bathymetric surveys were completed and new drill target were selected for a diamond drill program to be conducted early in 2010.

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

Past electron microprobe analyses of KIMs from the Mackay Lake project found a significant proportion of high interest G10 garnets, however, in 2008 Mineral Services Canada Inc. (MSC) was retained to do a more comprehensive analysis of the KIMs in an attempt to refine the target areas for future exploration. In October 2008, ATW received results from a Mineral Composition and Surface Texture Study conducted by MSC on mineral grains recovered in 2003 and 2008. MSC's analysis suggests that there could be as many as five distinct kimberlite sources contributing minerals to the Mackay Lake indicator mineral train. The mineral abundance and composition and surface texture data further suggest that these sources may lie within the currently defined mineral train, which extends over an area of approximately 3.5 kilometres by 1.5 kilometres. Three of these sources show the potential to contain diamonds of peridotitic or eclogitic origin. The identification of rare eclogitic garnets with diamond association compositions in this work is encouraging as diamondiferous eclogite can be a significant contributor to the economic potential of kimberlites

In January 2009, ATW received the results of a comprehensive reinterpretation of past magnetic, electromagnetic/resistivity and gravity survey data.  The reinterpretation was undertaken by Petra Geophysical Consulting Inc. (Petra) on data from previously completed geophysical surveys done in conjunction with the Spring 2008 sonic drilling. This work has identified a number of high-quality targets. A Spring 2009 exploration program included further ground geophysical surveys and diamond drill testing for at least seven of these targets. Further sonic overburden drilling may also be carried out if warranted.

In the summer of 2009 further bathymetric surveys were completed to provide further information about lake bottom conditions and till formation.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

Early in 2010, a further diamond drill program was initiated to test some newly selected anomalous areas.  Again, no kimberlites were intersected.

The Company will consider other means to find the source of the KIMs; this may include further, more closely spaced lines of sonic drill holes next winter and more analysis of previously obtained KIMS.

The Merit Prospect - Canada

The Merit Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Merit claim group comprises about 1,906.6 hectares (~19 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

In Fiscal 2006, the Company entered into an agreement with Williams Creek Explorations Limited ("Williams Creek"). To earn a 60% interest in either the Merit and/or Brookmere prospects, Williams Creek had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.  During 2008, Williams Creek conducted no work due to funding problems and at year end the prospect reverted to the Company.

Expenditures to Date

During Fiscal 2009, the Company incurred $13,305 of costs on an IP survey.  As at December 31, 2009, the Company has written down the carrying value of the prospect to $1.

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

During 2005 the initial (legacy) claims were converted to electronic (BCGS) grid cell claims, and two additional new cell claims were acquired resulting in a land area expansion from about 1700 hectares to the current 1906.6 hectares on the Merit prospect.  The 2005 exploration program comprised further prospecting and recon rock/soil geochemical sampling, a property wide grid soil geochemical survey, limited geological mapping and hand trenching in two mineralized areas - Sullivan Ridge and West Zone.

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

During 2009, a brief Induced Polarization survey over Sullivan's Ridge developed a significant resistivity target that corresponds well with the gold in soil anomaly and significant gold assays previously found in hand trenching.

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

The nature of the alteration and mineralization found to date at Discovery Hill, Sullivan's Ridge and West zones, including the presence of high mercury and barium values, suggests that these zones may represent the upper part of an epithermal system.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company's planned exploration program for Fiscal 2010 consists of further IP and drilling at a budgeted cost of $150,000.  The Company is seeking a joint venture partner for this project.

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

In March 2004, the Company entered into an agreement (the "Hawkeye Option") with Hawkeye Gold and Diamond Ltd. ("Hawkeye"). In April 2005, the Company signed a revised option agreement with Hawkeye on terms whereby Hawkeye could have earned a 51% interest in the project by paying C$45,475 representing past obligations, issuing a total of 1,250,000 shares to Almaden by April 2008 and incurring exploration expenditures of U.S.$2,000,000 by March 15, 2008 (amended).  During Fiscal 2006, Hawkeye terminated its option.

Expenditures to Date

During Fiscal 2009, the Company incurred $101,733 on exploration costs on the prospect, primarily on geology, an IP survey and the payment of Mexican mining taxes of $50,053, all of which were written off to operations.  As at December 31, 2009, the Company has written down the carrying value of the prospect to $1.

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

On the basis of the drill results, Hawkeye terminated its option agreement with the Company.  Hawkeye's geological testwork and drilling examined approximately 25% of the prospect.  The Company carried out geophysical and geochemical soil surveys in 2008.

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

Hawkeye work

Hawkeye's work program designed to evaluate the potential for Carbonate Replacement Deposits (CRD) style and copper-gold skarn mineralization around the 9 km periphery of the Tertiary intrusion into the thick section of Cretaceous carbonates.

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

The Company's 2008 program consisted of soil sampling, IP geophysics and a limited sampling and mapping program. The soil sampling and geophysical grid was set up over an area of hydrothermal alteration within a stockwork veined intrusive body. A total of 554 soil samples were taken on a 200 meter by 50 meter grid and IP geophysics was conducted on the 200 meter spaced east west lines. This work identified a broad area of elevated copper and molybdenum in soil now called the main zone and a smaller area to the west, now known as the Lupe zone, of elevated gold, silver, copper, molybdenum in soil and chargeability responses. The Lupe zone is a new discovery and was not identified prior to this 2008 program. The sampling and geophysics conducted over the main zone outlined a 1.5 kilometer by 500 meter zone that remains open to the south, of highly elevated chargeability, magnetic response and copper, molybdenum and gold in values in soils. Argillic altered and quartz-sulphide veined intrusive rocks have been identified in this area. A grab sample taken of outcropping argillic altered and stockwork veined intrusive taken at the northern edge of the main zone returned 0.19% copper.  The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. This anomaly is at least 200 meters across along the five lines on two hundred meter spacing.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company's planned exploration program for Fiscal 2010 consists of preliminary diamond drilling to test the Lupe zone and other targets with an estimated budget of $100,000.

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

In 2009, the Company acquired a 100% interest in claims totalling 12,102 hectares in the Yago / Carretera project area for the sum of U.S.$14,000 and subject to a NSR royalty capped at U.S.$250,000. Almaden's holdings in the Yago / Carretera area now total 16,980 hectares.

Expenditures to Date

During Fiscal 2009, the Company incurred $61,409 in acquisition and exploration costs on this prospect including the payment of Mexican mining taxes of $21,223, all of which were written off to operations.  As at December 31, 2009, the Company has written down the carrying value of the prospect to $1.

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

In 2009, the Company conducted prospecting and geophysical surveys in the Gallo de Oro (also known as Carretera) are of the prospect where banded quartz veining thought to represent the upper reaches of another epithermal vein system several kilometres west of other veins on the prospect.  Forty-five new rock-chip samples of quartz vein material at surface returned gold values from 0.005 to 18.85 g/t gold and less than detection to 871 g/t silver.  Earlier in 2009 and IP and soil sampling survey was carried out which helped define the vein system for this surface sampling program.  A total of 62 samples have now been taken from the Carretera zone, and these average 2 g/t gold, ranging from 0.005 to 104 g/t gold.  The zone of quartz veining has now been expanded to strike length of over 2 kilometres.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company's planned exploration program for Fiscal 2010 consists of further rock sampling and geophysical surveys, at a budgeted costs of $50,000,  in order to better define targets for a drill program later in 2010.

The Tuligtic Prospect - Mexico

The Tuligtic (formerly "Santa Maria") prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was acquired by staking and is owned 100% through the Company's subsidiary, Compania Minera Zapata, S.A. de C.V.

During Fiscal 2006, the Company entered into an agreement with Pinnacle Mines Ltd. ("Pinnacle"). To earn a 60% interest, Pinnacle had to incur exploration expenditures totalling U.S.$6,000,000 and issue 1,000,000 shares to the Company within six years. During Fiscal 2007, Pinnacle failed to meet the expenditure requirements of the agreement and the Company terminated the agreement.

On March 23, 2009, the Company entered into an agreement with Antofagasta Minerals. S.C. ("Antofagasta"). To earn a 60% interest, Antofagasta must incur exploration expenditures totalling U.S.$7,000,000 and make cash payments of U.S.$1,000,000 to the Company by March 23, 2014.  Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering on or before March 23, 2016 a feasibility study.

On February 16, 2010, the Company announced that Antofagasta had terminated its option to earn an interest in the prospect.

Expenditures to Date

During Fiscal 2009, the Company incurred $855,200 in costs on this prospect on behalf of Antofagasta, primarily on geological mapping and a drill program. The Company received US$1,000,000 under the contract with Antofagasta for exploration. As at December 31, 2009, the Company had deferred costs of $34,430 on this prospect.

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

The 2009 drilling program consisted of 2,973.05 meters in seven holes and was operated by Almaden. Highlights of the drill program include 38 meters of 0.13% copper from 164 to 202 meters and 46 meters of 0.11 copper from 416 to 462 meters in hole DDH-01, 20 meters of 0.17% copper from 94 to 114 meters and 26 meters of 0.14% copper from 316 to 342 meters in hole DDH-02, 58 meters of 0.17% copper from 366 to 424 meters in hole DDH-03 (including 14 meters of 0.27% copper from 410 to 424 meters), 2 meters of 0.63% copper from 18 to 20 meters in hole DDH-04 and 20 meters of 0.11% copper from 276 to 296 meters and 8 meters of 0.13% copper in hole DDH-05. Molybdenum values were anomalous ranging up to 801 ppm (0.08%). Elevated gold values were also encountered including 2 meters of 1.34 g/t from 178-180 meters in hole DDH-01.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

In Fiscal 2010, the Company will review the results of the 2009 program and plan further exploration on the prospect accordingly.

The Matehuapil Prospect - Mexico

The Matehuapil Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In Fiscal 2007, the Company acquired a 100% interest in the Matehuapil claim, subject to a 1% NSR royalty payable to the Mexican government, through the successful bid of approximately $500,000. An initial acquisition payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds ("mineral property deposit"), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of the NSR royalty.  During 2008 the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company.

The Company subsequently entered into an agreement with Apex Silver Mines Limited ("Apex"). To earn a 60% interest, Apex must incur exploration expenditures totalling U.S.$2,600,000 by December 1, 2013 and make cash payments of 3,312,000 Mexican Pesos by July 10, 2009.   Apex reorganized under Chapter 11 of the United States Bankruptcy Code and emerged as Golden Minerals Company ("Golden Minerals").

Expenditures to Date

During Fiscal 2009, the Company incurred $3,999 in exploration costs on the prospect.  The Company also received $109,958 from Apex pursuant to the option agreement.  As at December 31, 2009, the Company had deferred costs of $267,526 on this prospect.

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

Geology and Mineralization

Almaden has identified silver-lead-zinc mineralisation consisting of oxidized sulphides in a jasperoid developed within carbonate units on the northeastern portion of Matehuapil project area which borders the company's Santa Isabela project claims. This style of mineralization is interpreted to be associated with carbonate replacement sulphide deposits. The Matehuapil claim is centered on historic lead-zinc silver and copper-gold mines and carbonate replacement and skarn mineralization spatially associated with intrusive rocks.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has no planned exploration program for Fiscal 2010 with all work being conducted by Golden Minerals which is working to earn an interest in the prospect.

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

Expenditures to Date

During Fiscal 2009, the Company incurred $154,765 in exploration costs primarily on geological studies and the payment of $50,053 in Mexican mining taxes.  As at December 31, 2009, the Company had deferred costs of $422,666 on this prospect.

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

During Fiscal 2009 the Company completed a work program consisting of alteration mapping, prospecting, soil and stream sediment sampling and induced polarization (IP) geophysics that was initiated in Fiscal 2008.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company's planned exploration program for Fiscal 2010 consists of preliminary diamond drilling of targets identified in the Fiscal 2008/2009 field programs with an estimated budget of $100,000.

The Bufa Prospect - Mexico

The Bufa Prospect (formerly "Guadalupe") is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2003, the Company's subsidiary acquired 100% interest in the La Bufa claim by staking.

In Fiscal 2004, the Company entered into an agreement with Grid Capital Corporation ("Grid"). To earn an initial 50% interest, Grid was obliged to maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid could have increased its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.  Grid abandoned its option in Fiscal 2005.

In Fiscal 2005, the Company entered into an agreement with Lincoln Gold Corp. ("Lincoln Gold"). To earn a 60% interest Lincoln Gold must incur exploration expenditures of U.S.$3,000,000 and issue 450,000 shares to the Company over five and a half years.  If production is achieved, Lincoln Gold must then issue an additional 100,000 shares to the Company. All shares issued will be Restricted Securities under the U.S. Securities Act 1933 and all certificates representing the shares will be endorsed with legends confirming their status as restricted securities.

In Fiscal 2007, the Company renegotiated the agreement with Lincoln Gold.  To earn a 60% interest Lincoln Gold must now incur exploration expenditures of U.S.$3,500,000 and issue 1,550,000 shares to the Company over four years.

In Fiscal 2009, Lincoln Mining Corporation (previously named LPT Capital Ltd.) ("Lincoln Mining") acquired all of the outstanding common shares of Lincoln Gold through a previous merger of 0843037 B.C. Ltd., a wholly owned subsidiary of Lincoln Mining, with Lincoln Gold to form the company Lincoln Mining Corporation.

In February 2010, the Company sold its interest in the Bufa prospect to Lincoln Mining Corporation, Minera Lincoln de Mexico, S.A. de C.V. and Lincoln Gold Corporation (the "Lincoln Entities") for a total of 6,000,000 common shares of Lincoln Mining which  become free-trading after a four month hold on June 30, 2010.  In addition, the Company retained a production royalty of 2% NSR.

Expenditures to Date

During Fiscal 2008, the Company incurred no costs on the prospect.  As at December 31, 2008, the Company was carrying this prospect at $1.

Location and Access

The Guadalupe project surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico.

History and Recent Work

Gold was discovered at Guadalupe y Calvo on the ground surrounded by the La Bufa claim in October 1835.  Production was sufficiently large that the Mexican government built a mint at Guadalupe y Calvo in 1844.  L.J. Buchanan (1981) estimated historic production at 2,000,000 ounces gold and 28,000,000 ounces silver.  Estimated production grade was 37 g/t gold and 870 g/t silver. This ground is currently being explored by another, unrelated company.

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

Expenditures to Date

During Fiscal 2009 the Company incurred no costs on this prospect. As at December 31, 2009, the Company is carrying this property at $1.

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

In May 1986 the property was transferred to Fairfield and subsequent exploration programs during 1986 to 1988 included diamond drilling (103 holes totalling 16,439 metres of NQ core), excavator trenching (15 trenches totalling 2,412 linear metres),, additional soil geochemistry, Induced Polarization geophysical surveys, as well as aerial photography, various ground control surveys, construction of a 700-metre long gravel airstrip, and reclamation work.  Most of the drilling was conducted at 100-metre by 50-metre grid spacing.

All of the above work programs were performed or supervised by Cordilleran Engineering Ltd. of Vancouver, Canada.  All project sample assays and analyses were performed by Bondar Clegg & Company Ltd. in North Vancouver. In late 1988 an initial mineral resource estimate for the Main Zone deposit was calculated by J.J. Hylands, P.Eng.,, and M.A. Stammers, FGAC, of Cordilleran Engineering Ltd. However, this estimate was not strictly defined according to Canadian Institute of Mining (CIM) standard resource/reserve classifications.

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

In November 2003, Expatriate commissioned Hatch Associates Ltd. ("Hatch") to complete a resource estimate and data compilation as part of an Independent Technical Report to NI 43-101 standards.  Hatch completed this assignment with the assistance of Mr. Gary Giroux, P.Eng., while Hatch's Qualified Person for this assessment was Mr. Callum Grant, P.Eng. who visited and inspected the property in October 2003.  The resource estimation portion of the report was released on March 24, 2004.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has no planned exploration program for Fiscal 2010.  Yukon Zinc Corporation maintains the property in good standing.

The Nicoamen River Prospect - Canada

The Nicoamen River Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Nicoamen River claim group comprises about 1,945 hectares (19.5 sq. km) and was acquired by staking during 2004 and 2005 and is 100% owned by the Company.

In Fiscal 2006, the Company entered into an agreement with Tanqueray Resources Ltd. ("Tanqueray"). To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.  During Fiscal 2007, Tanqueray relinquished its option on the property.

On December 10, 2007, t he Company entered into an agreement with Zenith Industries Corp. ("Zenith"). To earn a 60% interest, Zenith had to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.   As of December 31, 2008, Zenith abandoned its interest in the prospect.

On July 29, 2009, the Company entered into an agreement with Fairmont Resources Inc. ("Fairmont").  To earn a 60% interest, Fairmont has to pay the Company $25,000,  incur exploration expenditures of $2,000,000 and issue 300,000 common shares to the Company.

Expenditures to Date

During Fiscal 2009 the Company incurred $4,901 in exploration costs on this prospect.  In addition, the Company received $10,000 from Fairmont pursuant to the option agreement.  As at December 31, 2009, the Company is carrying the prospect at $1.

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

During the 2009 field season, Fairmont conducted geological and geophysical surveys.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has no planned exploration program for Fiscal 2010 with all work being conducted by Fairmont which is working to earn an interest in the prospect.

The Skoonka Creek Prospect - Canada

The Skoonka Creek (formerly "Sam") Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Skoonka Creek prospect was staked by the Company during Fiscal 2003 to Fiscal 2005 and comprises approximately 10,190 hectares.

In Fiscal 2005, the Company executed an option agreement with Strongbow Exploration Inc. ("Strongbow"), whereby Strongbow could earn an initial 51% interest in the prospect by issuing to the Company 600,000 shares and completing exploration expenditures of $2,000,000 prior to December 31, 2008. During Fiscal 2006, Strongbow completed earn-in requirements and a formal joint venture agreement was completed.  Subsequent work programs reduced the Company's interest to approximately 32%.

Expenditures to Date

During Fiscal 2009, the Company recovered $32,169 in $27,602 in mandatory reclamation costs. As at December 31, 2009, the Company is carrying the prospect at $1.

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

No field work was reported by the operator in 2009.

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

3.  Sample string R9H-R9-R9F and 0.5m-offset string R14, R14F:

          22.77 g/t Au over 3.0m length (2.0m true width)

4.  Sample string R9H-R9-R9F and 0.5m-offset sample R13:

          28.33 g/t Au over 2.5m length (1.67m true width)

These channel samples were taken by or under the close supervision of a registered professional geologist and maintained under his control until delivered to an ISO9001:2000 certified assay analytical laboratory for sample preparation and analysis. Sample locations were marked in the field with flagging and weatherproof tags. A UTM grid location for every site was recorded by GPS unit using NAD 27 datum. Rock sample individual weights ranged from 2.5 to 10 kilograms. The laboratory runs standards and provides resamples at varying intervals for each shipment received. A resample consists of analyzing a second cut (subsample) from the sample pulp(or occasionally the  reject portion), and is reported as a rerun (RE) or reject rerun (RRE) on the analysis certificate. At the high grade JJ showing initial gold and silver analyses were by Inductively coupled Plasma- Mass Spectrometry (ICP-MS) and were later checked by metallics fire assays, with good duplication of results in eight of nine samples, which is very good considering the nugget nature of high grade gold mineralization. These results were also checked by resampling by Strongbow Resources Ltd. Prior to their optioning the property from the Company. The level of quality control increases with the significance of the program, with drill core having more duplicates, blanks, standards and reruns than initial prospecting work.

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

Drilling Results

During October 2005, Strongbow completed an 11-hole diamond drill program generating 1258.4 meters of NQ2 core (core size - 50.5mm diameter) from the JJ Showing area.  The main target for drilling was the coincident geochemical-geophysical anomaly that is interpreted to represent the host structure for high grade gold-quartz veins exposed intermittently by hand trenching along a 60-meter strike length.  Seven holes (841m) tested this interpreted target over a strike length of approximately 350 meters.  Each of these seven holes intersected alteration and quartz veining typical of low sulphidation epithermal systems. Anomalous assay results from the seven holes which targeted the JJ Showing are summarized in the Table below:

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

Strongbow's 2006 program started with a 12 hole, 2,545 meter drill program on the JJ showing in order to follow up the results reported above.  This program successfully traced mineralization along strike and down-dip.  Results included 6.16 meters of 2.08 g/t gold in hole SC-012 (including 1.73 meters of 5.79 g/t gold), 5.98 meters of 1.42 g/t gold in hole SC-015 (including 0.92 meters of 7.25 g/t gold) and 8 meters of 1.2 g/t gold in hole SC-016 (including 2.83 meters of 2.91 g/t gold).

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has not yet been informed of any 2010 exploration program by Strongbow who is the operator.

The Viky Prospect - Mexico

The Viky Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was discovered in Fiscal 2005 during Almaden's regional exploration program in Central Mexico and is 100% owned by the Company. The property was acquired through staking, although an undivided 100% interest in three small claims located in the vicinity has subsequently been purchased.

In Fiscal 2007, the Company entered into an agreement with Apex Silver Mines Limited ("Apex"). To earn a 60% interest, Apex had to incur exploration expenditures totalling U.S.$5,600,000 and make cash payments of U.S.$1,350,000 to the Company over five years.  During Fiscal 2008, Apex abandoned its interest in the prospect.

Expenditures to Date

During Fiscal 2009, the Company incurred $17,349 in exploration costs which were written off to operations.  As at December 31, 2009, the Company was carrying the prospect at $1.

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

In Fiscal 2008, Apex completed a drill program on the property which returned anomalous lead, zinc and silver values.  No work was conducted in Fiscal 2009.

Geology and Mineralization

The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The prospect is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has planned an exploration drilling program for Fiscal 2010 with an estimated budget of $100,000.

The Fuego Prospect - Mexico

The Fuego Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

During Fiscal 2003, the Company's subsidiary, Compania Minera Zapata, S.A. de C.V., acquired 100% interest in the prospect by staking.

In February 2004, the Company entered into an agreement (the "Horseshoe Option" with Horseshoe Gold Mining Inc. ("Horseshoe"). To earn an initial 50% interest, Horseshoe had to maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2007 (amended). During Fiscal 2008, the Company was informed by Horseshoe that it had relinquished its option on the prospect.

Expenditures to Date

During Fiscal 2009, the Company incurred $6,179 in costs of maintaining the prospect which were written off to operations.  As at December 31, 2009, the Company was carrying the prospect at $1.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has no planned exploration program for 2010.  A joint venture partner is being sought for the project.

The Tropico Prospect - Mexico

The Tropico Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company's predecessor ("Fairfield") acquired the claims from a subsidiary of BHP Billiton, for a nominal consideration. The property is subject to a 2.25% net smelter return payable to BHP. In Fiscal 1999, Fairfield optioned the property to Santoy Resources Ltd. ("Santoy") who earned a 60% interest. Subsequently, the joint venture purchased the Maricela and Tarantula II claims.  The prospect was reduced to these claims but in 2007 the El Recodo claim of 21,000 hectares was staked.

During Fiscal 2008 the Company and Santoy entered into an agreement with Skeena Resources Limited ("Skeena"). To earn a 60% interest, Skeena must maintain the property in good standing, incur exploration expenditures totalling $3,000,000 and issue 1,250,000 shares, 40% to the Company and 60% to Santoy, by March 17, 2012.

Expenditures to Date

During Fiscal 2009, the Company incurred $458 in costs on the prospect.  The value of shares received pursuant to the option agreement with Skeena was $4,000.  As at December 31, 2009, the Company is carrying this prospect at $1.

Location and Access

The Tropico Prospect is located twenty one kilometres north of Mazatlan, Sinaloa, Mexico and may be accessed via Highway 15 from Mazatlan.  Several other paved and unpaved roads provide access to various parts of the prospect from Highway 15. The centre of the prospect is approximately latitude 23 degrees 27 minutes North and longitude 106 degrees 27 minutes west.

History and Recent Work

There has been limited historic exploration for copper and gold as evidenced by numerous pits and diggings in the area. Consejos Recursos Minerales ("CRM"), the Mexican government mining company, mapped the Marmol quadrangle and carried out soil geochemical and geophysical surveys in the San Pablo area located on the southern margin of the Tropico mining concession after claiming it in 1993.

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

Infrastructure

All major services are found in Mazatlan, a major city located twenty-one kilometres to the south of the prospect.  Labour is available in local towns and villages.  There is good road access throughout most of the area and a major highway (Number 15) crosses the western part of the prospect and major power lines also cross the western and eastern portions of the prospect.  A local power line network supplies electricity to villages within the area.

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has no planned Fiscal 2010 exploration program with all work being conducted by Skeena who is working to earn an interest in the prospect.

The Campanario Prospect - Mexico

The Campanario Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The prospect was acquired directly by staking and the Company has a 100% interest.  In November 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. ("Spire"). To earn a 60% interest, Spire had to incur exploration expenditures of $3,500,000 and issue 500,000 shares to the Company by April 30, 2011.  In 2008, the Company terminated the option with Spire for non-performance.

Expenditures to Date

During Fiscal 2009, the Company incurred $7,284 maintaining the prospect which was written off to operations.   As at December 31, 2009, the Company was carrying the prospect at $1.

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

Planned Work Program - Fiscal 2010, Ending December 31, 2010

The Company has planned a preliminary diamond drilling program for Fiscal 2010 with an estimated budget of $75,000.

The Rock River Coal Prospect - Canada

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

Japan Oil, Gas and Metals National Corporation Joint Venture - Mexico

On July 29, 2005, the Company entered into a Letter of Intent and Preliminary Agreement with Japan Oil, Gas and Metals National Corporation ("JOGMEC"). The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  To keep the joint venture in good standing, JOGMEC had to contribute U.S.$700,000 to this program with U.S.$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC could have acquired a 60% interest in any mineral property acquired during the course of the exploration program ("designated property") by incurring an additional U.S.$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.

In addition to the exploration joint venture, JOGMEC could have earned an initial 51% interest in the Company's Santa Isabela property, acquired by staking, by incurring exploration expenditures totaling U.S.$300,000 by October 31, 2005 and by incurring an aggregate of  exploration expenditure totaling U.S.$1,000,000 by March 31, 2007. In October, 2005 a program of soil sampling, Induced Polarisation (IP) and magnetics geophysics was conducted. A diamond drill program was also initiated however delays and difficulties in drilling under the timing constraints limited the drilling program to one hole which was drilled to a depth of 363 meters. The drill hole encountered two broad zones of anomalous lead, zinc, silver and arsenic values within zones of bleached, brecciated and calcite veined limestone. The hole was designed to test one of the areas of elevated silver, lead and zinc values in soil. Roughly 400 meters away from the location of this drill hole, IP geophysics identified an area of highly elevated chargeability responses thought to represent massive sulphide style mineralization at depth. Budget and time constraints did not allow for drill testing this anomaly. The alteration and mineralization observed in the hole drilled are interpreted to be typical of that associated with areas peripheral to zones of massive sulphide mineralization.

The road accessible Santa Isabela property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The property covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth, likely identified by a geophysical induced polarization ("IP") survey conducted which identified elevated chargeability responses, thought to represent sulphides, at depth. Surface sampling of mineralization has returned grades consistent with CRD style mineralization from the districts within the Mexican CRD Belt. The soil geochemical and induced polarization (IP) geophysical surveys defined two broad zones of coincident elevated zinc, lead and silver in soil and high chargeability response at depth.

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

The PV Prospect - Canada

The initial 10 claims (40 units) comprising the PV prospect were acquired by staking by the Company's predecessor ("Fairfield") in October 2001.  The Company added 26 single-unit PV claims by staking in February and June 2003, and also staked a separate block of 12 single-unit NIC claims during October 2003.

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

The MOR Prospect - Canada

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

In Fiscal 2007, the Company sold its interest in the MOR prospect, the Tim prospect and certain other prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) ("Tarsis").  In addition, the Company retained a NSR equal to 2% of all metals discovered on the prospects and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm's length party with a commitment by the third party to expend a minimum of $500,000 on the property.  The Company received these 500,000 common shares during Fiscal 2008.

The Tim Prospect - Yukon Territory

The Company owned a 100% interest in the prospect, acquired during 2002 from Fairfield through amalgamation.

In Fiscal 2007, the Company sold its interest in the Tim prospect, the MOR prospect and certain other prospects located in the Yukon Territory and Mexico (refer to The MOR Prospect - Canada).

The Ram Prospect - Canada

The Ram claims were acquired from the Company's predecessor ("Fairfield") and were 100% owned by the Company.

In May 2000, Fairfield entered into an agreement (later amended) with Ross River Gold Ltd. (now Ross River Minerals Inc.  ("Ross River") whereby Ross River could have earned a 70% interest in the prospect by incurring $500,000 in exploration expenditures by April 1, 2008 and issuing to the Company a total of 390,000 shares.

In January 2008, the Company completed the sale of the Ram prospect to Ross River for 100,000 shares of Ross River and a 2% NSR.

Item 5.

Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2009, 2008 and 2007 appearing under Item 17 - Financial Statements and listed under Item 19 - Exhibits.

The Company's consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as presented in Note 18 to the consolidated financial statements included herein.

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

Fiscal 2009 compared to Fiscal 2008

The Company's operations during the year ended December 31, 2009 ("Fiscal 2009") produced a net loss of $2,192,959 or $0.05 per share compared to a net loss of $3,961,642 or $0.09 per share for the fiscal year ended December 31, 2008 ("Fiscal 2008").  The decrease in net loss was primarily due to an increase in income from exploration and drilling contractor services provided to a third party, a decrease in general exploration expenses and write-downs of interests in mineral properties and marketable securities. Write-downs of interests in mineral properties fluctuate period to period based on management's evaluation of the carrying value of each mineral property interest held at that time.  There was lower income on mineral property options realized in Fiscal 2009. Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property. During Fiscal 2009, the income on mineral property options consisted of the receipt of 100,000 shares of Skeena Resources Ltd. pursuant to a 2008 option agreement with an estimated market value of $4,000, the receipt of 200,000 shares of Lincoln Gold Corporation pursuant to a 2007 option agreement with an estimated market value of $6,900 and the receipt of British Columbia mining exploration tax credit of $97,348 including interest. During Fiscal 2008, the income on mineral property options primarily consisted of the receipt of an additional 500,000 shares of Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) ("Tarsis").  Pursuant to the Fiscal 2007 agreement to sell certain of the Company's zinc properties to Tarsis and whereby, if within 24 months of the closing date of the agreement, Tarsis entered into an option agreement with an arm's length third party where that party agreed to expend a minimum of $500,000 and incur exploration expenditures of $200,000 within the 24 months, and there is a further commitment to spend a minimum of an addition $100,000 on exploration, Tarsis issued the Company an additional 500,000 shares. The estimated market value of the transaction was $217,500.  During Fiscal 2008, the Company also recognized a permanent impairment of some of its equity holdings due to current market conditions through a write-down of marketable securities.  In Fiscal 2009, the Company recognized a loss on the deemed partial dilution of the Company's investment in Tarsis from 33.2% to 27.6% and a future income tax recovery of $93,000 was recognized relating to flow-through shares issued during Fiscal 2008 and renounced in the first quarter of Fiscal 2009.  In Fiscal 2009, the loss on the sale of the sale of securities was lower when compared to Fiscal 2008.  The Company disposes of its equity securities when, in the view of management, favorable market conditions exist for any of its holdings.  Also, the current year resulted in a loss on foreign exchange compared to a gain in the previous year due to fluctuations in the exchange rate for the U.S. and Canadian dollars.

Because the Company is an exploration company, it has no revenue from mining operations.  During the year ended December 31, 2009, revenue consisted of interest income and income from exploration and drilling contractor services provided to a third party.  During the year ended December 31, 2008, revenue consisted mainly of interest income, other income from exploration and drilling contractor services provided to third parties and the sale of certain geological data.

General and administrative expenses were $1,291,253 in the year ended December 31, 2009, consistent with the year ended December 31, 2008.  The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Atlanta Investment Conference and New Orleans Investment Conference.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  The Company's Chairman also made presentations to brokers and fund managers in London and Paris during the year.

General exploration expenses were $665,055 in the year ended December 31, 2009 (2008 - $1,125,202).  The decrease is due to less regional exploration being undertaken in Mexico and western USA.  In the comparable year, general exploration expenses also included an amount for a late invoice received in the period for a property which was dropped in prior periods.

Significant non-cash items in Fiscal 2009 include gain on dilution and the write-down of interests in mineral properties.  Significant non-cash items in Fiscal 2008 include income on mineral property options, the write-down of marketable securities and interests in mineral properties and a loss on the sale of securities and stock option compensation.  Stock option compensation is directly related to, and fluctuates based on, the number of stock options granted and vested during any period.

Fiscal 2008 compared to Fiscal 2007

The Company's operations during the year ended December 31, 2008 ("Fiscal 2008") produced a net loss of $3,961,642 or $0.09 per share compared to a net loss of $1,048,820 or $0.02 per share for the fiscal year ended December 31, 2007 ("Fiscal 2007").  The increase in net loss was primarily due to lower income on mineral property options realized in Fiscal 2008, a write-down of marketable securities, an increase in write-down of interests in mineral properties and a loss on the sale of securities compared to a gain in Fiscal 2007.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property. During Fiscal 2008, the income on mineral property options primarily consisted of the receipt of an additional 500,000 shares of Tarsis Capital Corp. ("Tarsis").  Pursuant to the Fiscal 2007 agreement to sell certain of the Company's zinc properties to Tarsis and whereby, if within 24 months of the closing date of the agreement, Tarsis enters into an option agreement with an arm's length third party where that party agrees to expend a minimum of $500,000 and has incurred exploration expenditures of $200,000 within the 24 months and there is a further commitment to spend a minimum of an addition $100,000 on exploration, Tarsis is to issue the Company an additional 500,000 shares. The estimated market value of the transaction was $217,500.  During Fiscal 2008, the Company also recognized a permanent impairment of some of its equity holding due to current market conditions through a write-down of marketable securities and an increase in write-down of interests in mineral properties.  Write-downs of interests in mineral properties fluctuate period to period based on management's evaluation of the carrying value of each mineral property interest held at that time.  The Company also recorded a loss on the sale of securities compared to a gain in Fiscal 2007.   The Company disposes of its equity securities when, in the view of management, favorable market conditions exist for any of its holdings.  During Fiscal 2007, the income on mineral property options primarily consisted of the receipt of 3,500,000 shares of Tarsis pursuant to the agreement to sell certain of the Company's zinc properties, primarily in the Yukon Territory in Canada and the Erika property in Mexico.  The estimated market value of the transaction was $1,120,000 which exceeded the book value of the properties by $969,314. The Company also received option payments of $530,000 and 1,000,000 shares of Canadian Gold Hunter Corp. (value on receipt - $2,000,000) pursuant to the agreement on the Caballo Blanco property which exceeded our carrying value of the property by $333,264. The Company also received the final payment consisting of 1,000,000 shares of Consolidated Spire Ventures Ltd. (value on receipt - $200,000) pursuant to the agreement to sell our 40% interest in the PV property during Fiscal 2006.  Also, in Fiscal 2007 the Company recognized a gain on the deemed partial dilution of the Company's investment in Tarsis from 41% to 30% and a future income tax recovery of $642,600 was recognized relating to flow-through shares issued during Fiscal 2006 and renounced in the first quarter of Fiscal 2007.

Because the Company is an exploration company, it has no revenue from mining operations.  During Fiscal 2008, revenue consisted of interest income, profits from induced polarization surveys and drilling programs undertaken on behalf of third parties, and the sale of certain geological data which is included in other income.  Interest income decreased during Fiscal 2008 with lower funds available for investment and lower interest rates.  During the Fiscal 2007, revenue also consisted of the recovery of value-added tax in Mexico included in other income.  The recovery of value-added tax in Mexico has decreased as the Company has recovered a significant portion of prior year's payments.

General and administrative expenses were $1,270,628 during Fiscal 2008 compared to $1,510,290 in Fiscal 2007. The decrease is due mainly to lower office and rent expense as the Company rented out a portion of its office space to a third party and a decrease in travel and promotion. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference, the Casey Investment Conference in Phoenix, the World Gold Conference, the Agora Financial Investment Symposium and the New Orleans Investment Conference. The Company's President made presentations to brokers and fund managers in London and Paris and the Company hosted a Ludwig von Mises Institute seminar, Choice in Money: the path to sound currency.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  The increase in general and administrative expenses in the comparable year was primarily due to the hiring of staff and increased travel and promotion.

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

Fiscal 2007 compared to Fiscal 2006

The Company's operations during the year ended December 31, 2007 ("Fiscal 2007") produced a net loss of $1,048,820 or $0.02 per share compared to a net loss of $4,268,775 or $0.10 per share for the fiscal year ended December 31, 2006 ("Fiscal 2006").  The decrease in net loss was primarily due to an increase in income on mineral property options and a decrease in stock-based compensation.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflects the excess of the market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property.  During Fiscal 2007, the income on mineral property options primarily consisted of the receipt of 3,500,000 shares of Tarsis pursuant to the agreement to sell certain of the Company's zinc properties, primarily in the Yukon Territory in Canada and the Erika property in Mexico.  The estimated market value of the transaction was $1,120,000 which exceeded the book value of the properties by $969,314. The Company also received option payments of $530,000 and 1,000,000 shares of Canadian Gold Hunter Corp. (value on receipt - $2,000,000) pursuant to the agreement on the Caballo Blanco property which exceeded our carrying value of the property by $333,264. The Company also received the final payment consisting of 1,000,000 shares of Consolidated Spire Ventures Ltd. (value on receipt - $200,000) pursuant to the agreement to sell our 40% interest in the PV property, which represented the majority of income on mineral property options during Fiscal 2006.  Stock-based compensation expense is directly related to, and fluctuates based on, the number of stock option granted during any period.  A future income tax recovery of $642,600 was recognized during Fiscal 2007 relating to flow-through shares issued during Fiscal 2006 and renounced in the first quarter of Fiscal 2007.

Because the Company is an exploration company, it has no revenue from mining operations.  Revenue consists primarily of interest income and the recovery of value-added tax in Mexico included in other income. Interest income remained consistent in Fiscal 2007 compared with Fiscal 2006. The recovery of value-added tax in Mexico decreased during Fiscal 2007 as the Company recovered much of prior year's recoveries in Fiscal 2006.  With the increase in recovery of value-added tax over the past several years, the Company has lower recoverable balances remaining. Some of the value-added tax recovered in Fiscal 2007 relates to claims made in the prior year. The recovery of value-added tax in Mexico has been inconsistent throughout the years and although increasing, the Company cannot be certain this will continue to be the trend.

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

Significant non-cash items include income on mineral property options, the gain on deemed partial dilution of the investment in Tarsis and the recovery of income tax recognized on the renouncement of tax deductibility relating to flow-through shares. Income on mineral property options was $1,577,696 in Fiscal 2007 compared to $527,811 in Fiscal 2006. In Fiscal 2007 this income is primarily pursuant to the agreement to sell certain of the Company's zinc properties, the agreement on the Caballo Blanco property and the final payment  pursuant to the agreement to sell our 40% interest in the PV property, all discussed above. In Fiscal 2006 the majority of income on mineral property options is from the receipt of 2,000,000 shares (value on receipt - $540,250) of Consolidated Spire Ventures Ltd. pursuant to the agreement to sell our interest in the PV property. Stock-based compensation during Fiscal 2007 was $700,500 as compared to $2,488,900 during Fiscal 2006.

Liquidity and Capital Resources

Fiscal 2009

At the end of Fiscal 2009, the Company had working capital of $14,529,582 including cash and cash equivalents of $13,142,671 compared to working capital of $13,177,348 including cash and cash equivalents of $12,318,950 at the end of Fiscal 2008. The increase in working capital and cash and cash equivalents is primarily due to two private placement financings and lower expenditures on mineral properties.  In addition, the market value of the Company's inventory of gold bullion (1,597 ounces) at December 31, 2009 was $1,839,421 or $1,564,653 above book value as presented in the financial statements. This value differs from the GAAP valuation on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its marketable securities at one particular time, it may not realize the value stated on its balance sheet. Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings. The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the "Ministry"). The assessment related to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  The Company appealed the Ministry's decision and on July 3, 2009, the Supreme Court of British Columbia made judgement in favour of the Company.  The $281,871 the Company paid and expensed in order to reduce the exposure to interest charges was refunded with interest.  Costs were also awarded to the Company.  The Company's cash resources are sufficient to meet its anticipated working capital and mineral exploration requirements for 2010 and 2011.   The Company has no long-term debt.

Cash used for operating activities during Fiscal 2009 was $946,188 compared to $1,260,980 during Fiscal 2008.    Significant non-cash expenses are discussed above.

Cash flows from financing activities during Fiscal 2009 were $2,700,202 compared to $814,870 during Fiscal 2008.  The source of cash during Fiscal 2009 is from the issuance of shares pursuant to two private placement financings.  One consisted of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.  The second consisted of 3,060,000 units at a price of $0.85 per share.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  236,000 finder's warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement.   154,000 stock options were also exercised during Fiscal 2009.  During Fiscal 2008, $814,870 was received from the issuance of 103,500 flow-through common shares at $2.50 per share and 86,000 flow-through units at $0.70 per unit pursuant to private placements less share issue costs, and $520,211 was received on the exercise of 866,691 stock options.    Please see the consolidated statements of shareholders' equity and Note 9 to the consolidated financial statements for the year ended December 31, 2009 for further details.

Cash used for investing activities during Fiscal 2009 was $930,293 compared to $1,783,700 during Fiscal 2008.  During Fiscal 2009, the Company made investments in mineral properties of $1,119,474 and recovered $119,958 compared to investments in mineral properties of $3,105,824 and recovery of $200,038 during Fiscal 2008.  Significant investments during Fiscal 2009 include a drill program on the Tuligtic property in Mexico ($855,200), further evaluation on the ATW diamond property in the Northwest Territories ($399,103), further evaluation of the Elk gold property in B.C. ($322,384) and a geological mapping and sampling program on the Caldera property in Mexico ($154,765). Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off to operations.  Significant investments during Fiscal 2008 include a drill program and further evaluation on the ATW diamond property in the Northwest Territories ($395,211), full payment of the remaining purchase price for the Matehaupil concession in Mexico ($358,233), staking and a follow-up mapping and rock chip sampling program on the Willow project in Nevada ($342,124), further evaluation of the Elk gold property in B.C. ($272,501), geophysical, geochemical and geological surveys and some additional staking on the Caldera gold property ($250,861) and on the Tuligtic gold property ($167,387), both in Mexico, and geophysical, geochemical and geological surveys on the San Carlos copper gold property in Mexico ($150,295).  During Fiscal 2008, the Company also recovered $446,964 of the $585,903 mineral property deposit made during Fiscal 2007 for the Matehuapil concession upon the payment of the full purchase price. During Fiscal 2008, the Company had proceeds from the sale of equity securities of $935,705 compared to $103,217 in Fiscal 2009. This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their original value. The Company invested $186,608 in property, plant and equipment during Fiscal 2008 compared to $31,494 in Fiscal 2009. There were no gold sales during Fiscal 2009 and Fiscal 2008.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

Fiscal 2008

At the end of Fiscal 2008, the Company had working capital of $13,177,348 including cash and cash equivalents of $12,318,950 compared to working capital of $17,415,132 including cash and cash equivalents of $14,548,760 at the end of Fiscal 2007.  The decrease in cash and working capital in Fiscal 2008 is mainly due to the investment in mineral properties. In addition, the market value of the Company's inventory of gold bullion (1,597 ounces) at the end of Fiscal 2008 was $1,722,477 or $1,447,709 above book value. This value differs from the GAAP valuation on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its marketable securities at one particular time, it may not realize the value stated on its balance sheet.  Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings.  Also the Company is appealing additional mineral tax assessed of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the "Ministry").  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  The British Columbia Supreme Court heard the matter January 12, 2009 and reserved judgement.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871 which will be refunded with interest if the Company is successful in defending its position. The Company reversed a liability for mineral tax in respect of the deductibility of certain expenditures from gold sales in 2000 to 2002.  The Ministry has assessed those years for mineral taxes and the Company has paid the liability.  The Company expects its cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during Fiscal 2008 was $1,260,980 compared to $2,228,550 during Fiscal 2007.   Significant non-cash expenses as discussed above.

Cash flows from financing activities during Fiscal 2008 were $ 814,870 compared to $1,097,893 during Fiscal 2007.  The source of cash during Fiscal 2008 is from the issuance of flow-through shares pursuant to private placements ($294,660) and the exercise of stock options ($520,211).  Fiscal 2007 is from the exercise of stock options ($935,456) and the exercise of share purchase warrants ($162,437). Please see the consolidated statements of shareholders' equity and Note 9 to the consolidated financial statements for the year ended December 31, 2008 for further details.

Cash used for investing activities during Fiscal 2008 was $1,783,700 compared to $3,117,539 during Fiscal 2007.   During Fiscal 2008, the Company had proceeds from the sale of equity securities of $935,705 compared to $589,897 in Fiscal 2007. This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their original value. The Company invested $186,608 in property, plant and equipment during Fiscal 2008, primarily on the purchase of vehicles ($49,952) and a motor for the drill ($79,000).  During Fiscal 2007, the Company invested $173,418 in property, plant and equipment, primarily the purchase of vehicles ($88,460) and field equipment ($62,150) to be used in exploration.  During Fiscal 2008, the Company made investments of $3,105,824 in mineral properties interests compared to $3,760,334 during Fiscal 2007.  Significant investments during Fiscal 2008 include a drill program and further evaluation on the ATW diamond property in the Northwest Territories ($395,211), full payment of the remaining purchase price for the Matehaupil concession in Mexico ($358,233), staking and a follow-up mapping and rock chip sampling program on the Willow project in Nevada ($342,124), further evaluation of the Elk gold property in B.C. ($272,501), geophysical, geochemical and geological surveys and some additional staking on the Caldera gold property ($250,861) and on the Tuligtic gold property ($167,387), both in Mexico, and geophysical, geochemical and geological surveys on the San Carlos copper gold property in Mexico ($150,295).  During Fiscal 2008, the Company also recovered $446,964 of the $585,903 mineral property deposit made during Fiscal 2007 for the Matehuapil concession upon the payment of the full purchase price. Significant investments during Fiscal 2007 include the acquisition of Comaplex's 60% option interest in the Caballo Blanco property in Mexico for $1,462,000 and the final acquisition payment to the original owner of $245,700, the exploration and drilling undertaken at Elk ($913,132) and the staking of new claims in Nevada and Utah ($578,661). Investments in mineral property interests are net of any proceeds received from option agreements, costs recovered and claim maintenance costs which are written-off to operations. There were no gold sales during Fiscal 2008 and Fiscal 2007.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

Research and Development, Patents and Licenses

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information

After a period of low prices, metals rose to record levels and then turned sharply downward and have now risen well above their lows but not to the record highs of 2008. This appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits. These factors require frequent review of plans and budgets against a backdrop of fewer good exploration and development new projects along with the long term shortage of skilled exploration personnel.

Previous merger and acquisition activity in large organizations has slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In the past year, larger companies divested of non-core assets to reduce their debt burden and juniors that were well financed were seeking to acquire so called advanced properties acquired many of these rather than conduct grassroots exploration.  As a result, there are fewer such properties available at a time when there is an appetite to finance such properties. There is a risk that successful promotion will lead to the funding of undeserving projects.

The uncertain times have lead to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization, of trade and markets has been more important to the mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, good exploration projects based on sound geological work continues.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal project's in anticipation of increasing demand and prices.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Related party transactions

A total of $189,200 (2008 - $171,375; 2007 - $181,713) was paid to Hawk Mountain Resources Ltd., a company controlled by Duane Poliquin, Chairman of the Board and Director of the Company, for geological consulting services and general and administrative services provided during the year.  A total of $3,780 (2008 - $Nil; 2007 - $6,490) was paid to Smee & Associates Consulting Ltd, a company owned by Barry Smee, a Director of the Company, and his wife, for consulting services provided during the year.  A total of $Nil (2008 - $5,000; 2007 - $Nil) was paid to KGE Management Ltd., a company owned by Gerald Carlson, a Director of the Company, and his wife, for geological consulting services provided during the year.  A total of $52,875 (2008 - $52,375; 2007 - $115,892) was paid to Marc Blythe, the Vice-President-Mining of the Company for technical services during the year.  These amounts are included in general exploration and mineral property costs.  A total of $60,000 (2008 - $61,000; 2007 - $11,000) was paid to Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, Chief Financial Officer of the Company, for financial and administrative services during the year.  This amount is included in professional fees.   During 2009, $33,000 ($2008 - $Nil; 2007 - $Nil) was paid in Directors fees.

A company with a common officer holds 25,000 warrants of the Company. In Fiscal 2007, the Company had investments in two companies which had optioned properties from the Company which have one director in common with the Company.

During Fiscal 2009, the Company charged Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) a company with one director and two officers in common with the Company, $55,189 for office rent and various expenses (2008 - $79,215; 2007 - $22,899).  During Fiscal 2008, the Company sold a mineral property to Tarsis.

Accounts receivable at December 31, 2009 included $13,179 (2008 - $35,646; 2007 - $49,863) owing from related companies.  Accounts payable at December 31, 2009 included $Nil (2008 - $15,847; 2007 - $7,300) due to related companies.

Cautionary Statement Regarding Forward-Looking Information

This annual report contains forward-looking statements about the Company's operations and planned future activities within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995 and within the meaning of the Canadian Securities Law.  Statements that are not historical fact and relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance may be "forward-looking statements".  You are cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the items disclosed in risk factors in Item 3. Key Information.

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company's projects have been assumed by third parties who are earning their interests in the projects. During Fiscal 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer (now the Chairman and Chief Executive Officer, respectively) for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.  During Fiscal 2007, the Company also entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Table No. 4 lists the total contractual obligations as at December 31, 2009 for each period.

Table No. 4

Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 - 3 years	3 - 5 Years	more than 5 years

Operating lease obligations	$65,070	$60,700	$5,000	-	-
Executive contracts	$660,000	$330,000	$330,000	-	-
Financial services contract	$60,000	$60,000	-	-	-

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company's interest in certain mineral properties.

Forward-Looking Statements Safe Harbor

Certain statements contained in this report regarding future operating results or performance or business plans or prospects and any other statements not constituting historical fact are "forward-looking statements" subject to the safe harbor created by Section 27A of the Securities Act 1933 and Section 21E of the Securities Exchange Act 1934 and Canadian Securities Law. Where possible, the words "believe," "expect," "anticipate," "intend," "should," "will," "planned," "estimated," "potential," "goal," "outlook," and similar expressions, as they relate to the Company, its management, or the Company's property interests , have been used to identify such forward-looking statements. All forward-looking statements reflect only current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to the Company. Accordingly, the statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual business plans or prospects to differ materially from those expressed in, or implied by, these statements. Such risks, uncertainties and contingencies include, but are not limited to, general economic conditions. Additional factors that could cause the companies' results to differ materially from those described in the forward-looking statements are described in detail in this report under the heading Risk Factors. Unless required by law the Company does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Canadian Critical Accounting Policies

The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2009. There are two policies that may not be readily understood.  These policies relate to the valuation of capitalizing of mineral exploration expenditures and the calculation of stock-based compensation.

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

The Company accounts for options granted under its fixed stock option plan using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is calculated using a Black-Scholes option pricing model, accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

Canadian Critical Accounting Estimates

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2009. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets including mineral properties, asset retirement obligations, the extent of any permanent decline in the value of marketable securities, stock-based compensation, provisions for income taxes and contingencies.

Canadian Accounting Policies and Principles

Financial instruments

Comprehensive income

Comprehensive income comprises the Company's net income and other comprehensive income.  Other comprehensive income represents changes in shareholders' equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available-for-sale securities.  The Company's comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income (loss) and the statements of shareholders' equity.

Financial assets and financial liabilities

(a)

Classification

The Company has implemented the following classification of its financial assets and financial liabilities:

-

Cash and cash equivalents are classified as held for trading and are measured at fair value.

-

Accounts receivable are classified as "loans and receivables".  They are measured at amortized cost.  At December 31, 2009, the recorded amount approximates fair value.

-

Marketable securities are classified as "available for sale".  Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

-

Accounts payable and accrued liabilities are classified as "other financial liabilities" and are measured at amortized cost.  At December 31, 2009, the recorded amount approximates fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

(b)

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.  At December 31, 2009, the Company does not have any derivative instruments designated as hedging instruments.

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

(d)

Additional financial instruments disclosures effective December 31, 2009

In June 2009, the CICA Handbook Section 3862 was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure.  The additional fair value measurements disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:  Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3:  Valuation based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Changes in accounting policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, issued by the CICA.  The new standard replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement established standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new standard does not have a material impact on the Company's consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued the Emerging Issues Committee ("EIC") Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", effective for interim and annual financial statements ending on or after January 20, 2009.  EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, "Financial Instruments - Recognition and Measurement".  It states that an entity's own credit and credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company's financial statements.

Mining Exploration Costs

In March 2009, the CICA issued the EIC-174, "Mining Exploration Costs", which provides guidance on capitalization on exploration costs related to mining properties.  EIC-174 is to be applied retrospectively without restatement of prior periods in interim and financial statements.  The Company adopted this EIC effective March 1, 2009.  The Company has evaluated the new standard and determined that the adoption of these new requirements will have no impact on the Company's financial statements.

Future accounting pronouncements

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in the parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in 2010 in connection with the conversion to IFRS.

Business Combinations

In January 2009, the CICA issued Sections 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests.  These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including a change in the basis of measurement of non-controlling interests and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements.  Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  The new standards will become effective in 2011.

Convergence with International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (IFRS) effective January 1, 2011.  The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures.  The Company commenced its IFRS conversion project in late 2007.  The project consists of four phases:  raise awareness; assessment; design; and implementation.  With the assistance of an external expert advisor, the Company completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the Company.  While a number of differences were identified, the areas of highest potential impact included property, plant and equipment, certain aspects of revenue recognition, income taxes, employee future benefits, stock-based compensation, presentation, and disclosure, as well as the initial selection of applicable transition exemptions under the provisions of IFRS 1 First Time Adoption.  The Company has not identified further areas subject to significant change during subsequent phases of the transition project.  The conversion project is on-schedule, and a timetable for opening balance sheet and comparative information preparation is in place for 2010.  All activities required to be complete prior to January 1, 2010 were completed in 2009, including designation of all hedging arrangements in an IFRS-compliant manner.

The current focus of the project is identification of local level impacts for the opening balance sheet in each of the Company's operations, and finalization of the IFRS 1 transition exemptions to be taken.  The following summary of opening balance sheet transitional provisions to be adopted and their likely impacts indicates the progress of our work in each topic area identified as having a potential high impact.  It is not an exhaustive list; if further transitional elections are found to be beneficial to the transition process as the opening balance sheet preparation progresses, then such exemptions may be taken.

Fixed assets:  No transitional elections will be taken.  The Company will retain assets at historical costs upon transition rather than taking the allowed election to recognize assets at fair value.  The technical analysis completed by the Company has indicated that the transition to IFRS will not have a material impact on the Company's fixed asset or associated accumulated depreciation balance upon transition.

Differences between Canadian and U.S. Generally Accepted Accounting Principles

These consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Mineral Properties

Under Canadian GAAP exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For U.S. GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For U.S. GAAP purposes, the Company therefore expensed its exploration expenditures.

Investment

Under Canadian and U.S. GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting.  Under U.S. GAAP, the Company's share of Tarsis' loss was $188,344, $677,578 and $74,003 higher in 2007, 2008 and 2009, respectively, to reflect the fact that Tarsis is required to expense exploration expenditures under U.S. GAAP and to account for the differences in the U.S. GAAP treatment of flow-through shares as described below.

During 2009, Tarsis issued shares and diluted the Company's equity interest from 33.2% to 27.6%.  For Canadian GAAP purposes, the Company recorded a loss on dilution of $196,476 (2007 - gain of $436,296) as a component of the equity loss. Under US GAAP, gains and losses on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders' equity. There was no dilution in 2008.

Flow-through Common Shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders' equity.  During 2009, the Company renounced $93,000 of the flow-through shares.

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

Changes in U.S. Accounting Policies

Accounting Standards Codification

In June 2009, FASB issued Accounting Standards Codification ("ASC") Topic 105, "Generally Accepted Accounting Principles." ASC Topic 105 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission ("SEC") registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates ("ASU"). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced. It did not impact our consolidated financial statements.

Fair Value Measurements and Disclosures

In September 2006, Financial Accountings Standards Board ("FASB") issued an amendment included in ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years.  The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

Business Combinations

In December 2007, FASB issued an amendment to ASC 805 Business Combinations (formerly SFAS 141(R),

Business Combinations), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annul reporting period beginning on or after December 15, 2008.  The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

Consolidations

In December 2007, FASB issued an amendment to ASC 810 Consolidations (formerly SFAS 160, Non controlling interests in consolidated financial statements, which amended ARB 51, to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

Derivatives and Hedging

In March 2008, the FASB issued an amendment to ASC 815 Derivatives and Hedging (formerly FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ("FAS 161")) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows.  The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

In April 2009, an amendment was issued to ASC 815 Derivatives and Hedging which addresses whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, an important consideration in determining the instrument's accounting classification. The amendment is effective for annual periods beginning after December 15, 2008.  The Company adopted the standard on January 1, 2009 with no impact on the Company's financial statements.

Intangibles - Goodwill and Other

In April 2008, the FASB issued an amendment to ASC 350 Intangibles - Goodwill and Other (formerly FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350.  The intent of this amendment is to improve consistency between the useful life of a recognize intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 Business Combinations (formerly FASB Statement No. 141, Business Combinations). The amendment is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ending December 31, 2009 without significant effect.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS 159 are effective for the Company's fiscal year beginning January 1, 2008.  The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial results.

Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP FAS 157-3"), which clarifies the application of FASB Statement No. 157, Fair Value Measurements ("FAS 157") in an inactive market.  The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data.  Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for non-performance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance.  The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("FAS 162") which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP.  FAS 162 is effective 60 days following the Security and Exchange Commission's ("SEC") approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP.  The Company does not expect the adoption of FAS 162 to have an impact on the Company's consolidated financial position, results of operations or cash flows.

Future accounting pronouncements impacting the Company

In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 "Accounting for Transfers of Financial Assets," which amends FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities") significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new "participating interest" definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, "Amendments to FASB Interpretation No. 46 (R)," which amends the consolidation guidance for variable interest entities ("VIE") under FIN 46(R), "Consolidation of Variable Interest Entities"). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity's involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

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

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes(1) John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee Donald Lorimer(1)	69 72 69 82 38 64 64 76	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 November 17, 2003

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

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Marc G. Blythe Mark T. Brown Dione Bitzer	Chairman of the Board President and Chief Executive Officer Vice-President-Mining Chief Financial Officer Controller and Secretary	69 38 40 41 49	February 1, 2002 (4) March 1, 2007 September 5, 2006 November 15, 2007 February 1, 2002 (4) June 9, 2008

(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company.

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

i.

Zinccorp Resources Inc., a gold and base metals exploration company listed on the TSX-V.

j.

Infrastructure Materials Corp, an industrial materials company listed on the NASDAQ OTC-BB.

Morgan Poliquin, Ph.D., P.Eng., is a registered professional geological engineer with 16 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company's exploration program. Dr. Poliquin spends virtually all of his time of the affairs of the Company directing its exploration programs.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College. Mr. Carlson became President, Chief Executive Officer and a director of La Teko Resources Ltd. in December 1996, a position he held until the acquisition of La Teko by Kinross Gold Corporation in February 1999. Since 1999, he has been President and CEO of Copper Ridge Explorations Inc. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as a director and President of Copper Ridge Explorations Inc., a gold and copper exploration company listed on the TSX-V,, and a director of the following companies:

a.

Blue Sky Uranium Corp., a uranium exploration listed on the TSX-V.

b.

Golden Aria Corp., an oil and gas company listing on the OTC.

c.

Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.

d.

Taipan Resources Inc., a copper and gold exploration company listed on the TSX-V.

e.

Panthera Exploration Inc., a mineral exploration company listed on the TSX-V.

Barry W. Smee is a consulting geochemist based in British Colombia. He obtained a B.Sc. in chemistry and geology from the University of Alberta, and a Ph.D. in geochemistry from the University of New Brunswick. He has designed and managed commercial analytical laboratories and worked in academia, government and industry for over 40 years. He has authored or co-authored over 50 scientific papers on geochemical and quality control topics. Barry formed Smee and Associates Consulting Ltd., a privately owned geochemical consulting company in 1990 through which he has actively promoted the use of Quality Control protocols in mineral exploration, comprehensive due diligence procedures, and the intelligent use of modern geochemical methods. Dr. Smee spends less than 5% of his time on the affairs of the Company. He also serves as a director of Platinum Group Metals Ltd., a platinum exploration company listed on the TSX and NYSE Amex.

Marc G. Blythe, P.Eng.,, MBA. has a Master of Business Administration from La Trobe University in Melbourne and a Bachelor of Mining Engineering degree from the Western Australian School of Mines.  Mr. Blythe was Corporate Senior Mining Engineer for Placer Dome Inc. based in Vancouver from 2004 until 2006, where he completed internal and external mine evaluation, including advising on potential acquisitions and mining technology implementation.  Prior to this, he was a Mine Superintendent and Senior Planning Engineer for Placer Dome based in Kalgoorlie, Australia and a Contract Mine Manager for Western Mining Corporation. Mr. Blythe spends 35% of his time on the affairs of the Company.  He also serves as a director and President of Tarsis Resources Ltd.., a mineral exploration company listed on the TSX-V.

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

Mark T. Brown is a Chartered Accountant and earned a Bachelor's Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant's designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 20% of his time on the affairs of the Company.  He also serves as a director and CFO of the following companies:

a.

Rare Element Resources Ltd., a gold and rare earth elements exploration company listed on the TSX-V.

b.

Portal Resources Ltd., a uranium, gold, silver and copper exploration company listed on the TSX-V.

Mr. Brown also serves as a director and CEO of the following companies:

a.

Fox Resources Ltd., a gold exploration company listed on the TSX-V.

b.

Everclear Capital Ltd., a Capital Pool Company under the rules of the TSX-V.

He also serves as a director of the following companies:

a.

Strategem Capital Inc., a merchant bank investing in uranium, gold, silver and copper mineral exploration listed on the TSX-V.

b.

Sutter Gold Mining Inc., a gold exploration company listed on the TSX-V.

c.

Animas Resources Ltd., a gold exploration company listed on the TSX-V.

Mr. Brown also serves as CFO of the following companies:

a.

Pitchstone Exloration Ltd., a uranium exploration company listed on the TSX-V.

b.

Rye Patch Gold Ltd., a gold exploration company listed on the TSX-V.

c.

Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.

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

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2008, the Compensation Committee conducted an Executive and Directors Compensation Review which resulted in the recommendations that remuneration of both the Chief Executive Officer and Chief Operating Officer be increased to $165,000 each annually and all Directors be compensated $5,000 yearly and the Chair of the Audit Committee to be compensated $3,000 yearly, effective January 1, 2009.  Previously the Company had no formal plan for compensating its directors for their service in their capacity as directors. The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2009 was $338,855.

Table No. 7

Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	$189,200(1) $171,375(1) $181,713(1)
James E. McInnes Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	$5,000(2) Nil Nil
Jack McCleary Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	$5,000(2) Nil Nil
Joseph Montgomery Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	$5,000(2) Nil Nil
Morgan Poliquin President, Director & Chief Executive Officer	2009 2008 2007	$165,000 $140,000 $140,000	$8,000 $6,000 $5,000	Nil Nil Nil	Nil Nil Nil	150,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil
Gerald G. Carlson Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	$5,000(2) $5,000(3) Nil
Barry W. Smee Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	$8,780(2)(4) Nil $6,490(4)
Donald M. Lorimer Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 150,000	Nil Nil Nil	$8,000(2)(5) Nil Nil
Marc Blythe Vice-President-Mining	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 50,000	Nil Nil Nil	$52,875(6) $52,375 $115,892
Mark T. Brown Chief Financial Officer	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 100,000	Nil Nil Nil	$60,000(7) $61,000(7) $11,000(7)
Dione Bitzer Controller & Secretary	2009 2008 2007	$70,920 $73,245 $71,691	$4,000 $3,000 $2,000	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil

(1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.

 (2) Director's fees.

 (3) For consulting services provided by KGE Management, a company owned by Gerald G. Carlson and his wife.

 (4) For consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.

 (5) Audit Chairman fee.

 (6) For technical services provided to the Company.

 (7)  For financial and administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.

Remuneration for Termination

The Company has the following termination clauses within its executive compensation contracts.

The Executive Compensation Contract dated April 12, 2007 between the Company and Duane Poliquin ("Executive") and Hawk Mountain Resources Ltd. ("Management Company") will terminate or may be terminated for any one of the following reasons:

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

Cause to terminate the Management Company's employment shall mean:

a)

the repeated and demonstrated failure by the Executive or the Management Company to perform the Executive or the Management Company's material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive or the Management Company has not substantially performed the Executive or the Management Company's duties under this Agreement; or

b)

the willful engagement by the Executive or the Management Company in misconduct which is materially injurious to the Company, monetarily or otherwise;

c)

any other willful violation by the Executive or the Management Company of the provisions of this

Agreement; or

d)

the Executive or the Management Company is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Management Company's employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Management Company in one lump sum an amount equal to two (2) times the Management Company's then current Base Fee. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Management Company's employment are otherwise terminated, the Company shall pay the Management Company, an amount of compensation equal to six (6) months of the Management Company's then current Base Fee and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Company.  If such termination is due to the Executive's Death, payment shall be made in one lump sum to the Management Company. If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the Management Company within sixty (60) days of the Executive's Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)

For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)

any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)

during any period of eighteen (18) consecutive months (not including any period prior to the Date), individuals who at the beginning of such period constituted on the Board of Effective Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)

the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company.

(b)

Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Management Company's services (unless such termination is because of the Executive's Death or Disability, by the Company for Cause or by the Executive other than for "Good Reason", as defined below) the Management Company shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Management Company's then current Base Fee. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)

For purposes of this Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

(i)

the assignment of the Executive of any duties inconsistent with the status or authority of the

Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)

a reduction by the Company of the Management Company's Base Fee as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Company to increase the Management Company's Base Fee as provided for herein or at a rate commensurate with that of other key executives of the Company;

(iii)

     the relocation of the office of  the Company where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

(iv)

the failure by the Company  to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

(v)

the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive's employment for Good Reason.

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

The Management Company's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which release the Company and its Affiliates from all claims and liabilities arising out of the Executive's employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

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

Cause to terminate the Executive's employment shall mean:

(a)

the repeated and demonstrated failure by the Executive to perform the Executive's material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive's duties under this Agreement; or

(b)

the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise;

(c)

any other willful violation by the Executive of the provisions of this Agreement ;or

(d)

the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive's employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive's then current Base Salary. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Company shall pay the Executive or the Executive's estate, an amount of compensation equal to six (6) months of the Executive's then current Base Salary and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Company.  If such termination is due to the Executive's Death, payment shall be made in one lump sum to the Executive's Designate. If no Executive's Designate survives the Executive, the entire amount shall be paid to the Executive's estate within sixty (60) days of the Executive's death. If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive's Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)

For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)

any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)

during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted on the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)

the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) of more of the outstanding common shares of the Company.

(b)

Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive's employment (unless such termination is because of the Executive's Death or Disability, by the Company for Cause or by the Executive other than for "Good Reason", as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive's then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)

For purposes of this Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

(i)

assignment of the Executive of any duties inconsistent with the status or authority of the Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)

a reduction by the Company in the Executive's Base Salary as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Company to increase the Executive's Base Salary as provided for herein or at a rate commensurate with that of other key executives of the Company;

(iii)

the relocation of the office of  the Company where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

(iv)

the failure by the Company  to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

(v)

the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive's employment for Good Reason.

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

The Executive's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which release the Company and its Affiliates from all claims and liabilities arising out of the Executive's employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

The Financial, Administrative & Executive Services Agreement dated November 15, 2007 between the Company and Pacific Opportunity Capital Ltd. ("Pacific") and Mark T. Brown ("Executive") will terminate or may be terminated for any one of the following reasons:

  voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or·

  by the Company for Cause

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

Cause to terminate the Executive's employment shall mean:

a)

the repeated and demonstrated failure by the Executive to perform the Executive's material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive's duties under this Agreement; or

b)

the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise;

c)

any other willful violation by the Executive of the provisions of this Agreement ;or

d)

the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Company shall pay Pacific an amount of compensation equal to three (3) months of the Executives' then current base salary.

The Executive Employment Contract dated January 1, 2008 between the Company and Dione Bitzer will terminate or may be terminated for any one of the following reasons:

  voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or

  by the Company for Cause; or

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

Cause to terminate the Executive's employment shall mean:

a)

the repeated and demonstrated failure by the Executive to perform the Executive's material duties under this Agreement, after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive's duties under this Agreement; or

b)

the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise;

c)

any other willful violation by the Executive of the provisions of this Agreement ;or

d)

the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive's employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive's prior year's Base Salary. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Company shall pay the Executive or the Executive's estate, an amount of compensation equal to six (6) months of the Executive's prior year's Base Salary and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Company.  If such termination is due to the Executive's Death, payment shall be made in one lump sum to the Executive's Designate. If no Executive's Designate survives the Executive, the entire amount shall be paid to the Executive's estate within sixty (60) days of the Executive's death. If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive's Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)

For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

i.

any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

ii.

during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted on the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

iii.

the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) of more of the outstanding common shares of the Company.

(b)

  Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive's employment (unless such termination is because of the Executive's Death or Disability, by the Company for Cause or by the Executive other than for "Good Reason", as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive's prior year's Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)

  For purposes of this Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

a.

     the assignment of the Executive of any duties inconsistent with the status or authority of the Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

b.

     a reduction by the Corporation in the Executive's Base Salary as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Company to increase the Executive's Base Salary as provided for herein or at a rate commensurate with that of other key executives of the Company;

c.

     the relocation of the office of  the Company where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

d.

     the failure by the Company  to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

e.

     the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive's employment for Good Reason.

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

The Executive's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which release the Company and its Affiliates from all claims and liabilities arising out of the Executive's employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

Stock options

Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange, and in accordance with the requirements of the applicable Canadian securities commissions' requirements and regulation.

Incentive stock options previously granted by the Company and its predecessor, which, by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company's formal stock option plan.

The Company has a formal written stock option plan ("Plan") which permits the issuance of up to 10% of the Company's issued share capital from time to time during the term of the Plan and may be granted from time to time provided that incentive stock options in favour of any consultant or person providing investor relations services cannot exceed 2% in any 12 month period.  No incentive stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2009 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 22, 2010 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date

Duane Poliquin,

Chairman of the Board & Director

James E. McInnes,

Director

Jack McCleary

Director

Morgan Poliquin

President, Director &

Chief Executive Officer

Gerald G. Carlson

Director

Joseph Montgomery

Director

Barry Smee

Director

Donald M. Lorimer

Director

Marc Blythe

Vice-President, Mining

Mark T. Brown

Chief Financial Officer

Dione Bitzer

Controller  & Secretary

Total Directors/Officers (11 persons)

Total Employees/Consultants (5 persons)

Total Directors/Officers/Employees/Consultants

240,000

450,000

100,000

220,000

50,000

50,000

50,000

50,000

100,000

600,000

500,000

100,000

150,000

350,000

75,000

50,000

50,000

50,000

50,000

50,000

150,000

100,000

150,000

50,000

50,000

100,000

25,000

75,000

100,000

25,000

4,160,000

600,000

4,760,000

$1.79 2.50 0.68 1.14 2.50 0.68 1.14 2.50 0.68 2.50 2.32 0.68 0.81 1.14 2.50 0.68 1.14 2.50 0.68 1.14 2.50 0.68 2.50 1.14 2.52 2.68 0.68 1.14 2.50 0.68

06/17/2010

07/06/2011

12/29/2013

01/04/2015

07/06/2011

12/29/2013

01/04/2015

07/06/2011

12/29/2013

07/06/2011

09/10/2012

12/29/2013

11/25/2014

01/04/2015

07/06/2011

12/29/2013

01/04/2015

07/06/2011

12/29/2013

01/04/2015

07/06/2011

12/29/2013

07/06/2011

01/04/2015

11/15/2012

11/15/2012

12/29/2013

01/04/2015

07/06/2011

12/29/2013

No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for directors or executive officers.

Board Practices

This Statement of Board Practices has been approved by the Board.

General

The Toronto Stock Exchange ("TSX") and the applicable Canadian securities law and regulation require that the Company comply with National Instrument 58-101 (Disclosure of Corporate Governance Practices) or any replacement of that instrument.  The Company is also, under applicable Canadian securities law and regulation, required to comply with National Policy 58-201 (Corporate Governance Guidelines). National Instrument 58-101 and National Policy 58-201 (for convenience referred to in the aggregate as the "guidelines") deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters.  The Company's statement as to compliance with the guidelines and its approach to corporate governance is set forth below.

Corporate Governance

The Company's Board and management are committed to the highest standards of corporate governance. The Company's corporate governance practices are in accordance with the guidelines. The Company is also cognizant of and compliant with various corporate governance requirements in Canada and is in compliance with applicable U.S. requirements.

The Company's prime objective in directing and managing its business and affairs is to enhance shareholder value. The Company views effective corporate governance as a means of improving corporate performance and accordingly of benefit to the Company and all shareholders.

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company's directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants.  The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy a Privacy Policy (the "Codes").   The Codes may be viewed on the Company's website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR and SEDAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company's website within 5 business days of such amendment or waiver.

Executive Officer Position Descriptions

Chairman of the Board (‘Chairman')

Responsibilities:

-

Leads the Board and also takes a hands-on role in the Company's day-to-day management

-

Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.

-

Takes overall responsibility for the Company's direction and growth, seeking to generate significant financial gains for the shareholders.

-

Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company's activities are of benefit to all.

Chief Executive Officer (‘CEO')

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

Authorities, Duties and Responsibilities:

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

3.

Keeps the Board fully informed on the Company`s operational and financial affairs.

4.

Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.

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

(c)

Exploration and Development

Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities.  The CEO accordingly shall have the primary responsibility:

-

To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.

-

To initiate solutions to the key business challenges of the Company.

-

To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.

-

Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)

Financial Reporting

 Oversees the quality and timeliness of financial reporting.  Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO')

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

Controller

Reports to:

The Chairman, the Chief Operating Officer and the Chief Financial Officer

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

(a)

adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company's business;

(b)

identifying the principal risks of the Company's business and implementing appropriate systems to manage such risks;

(c)

satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)

creating the Company's internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)

managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)

engaging any necessary internal and/or external advisors.

In the Fiscal year ended December 31, 2009 there were six meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company's affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	6
James E. McInnes	5
Jack McCleary	5
Joseph Montgomery	5
Morgan Poliquin	5
Gerald G. Carlson	4
Barry W. Smee	4
Donald M. Lorimer	6

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2009, four meetings of the independent Board members were convened.

In carrying out its mandate, the Board and each committee of the Board, relies primarily on management and its employees to provide it with regular detailed reports on the operations of the Company and its financial position.  Certain members of management are also on the Board and provide the Board with direct access to information concerning their areas of responsibility.  Management personnel are also regularly asked to attend Board meetings to provide information, answer questions and receive the direction of the Board.  The reports and information provided to the Board enable them to monitor and manage the risks associated with the Company's operations and its compliance with legal and safety requirements, environmental issues and the financial position and liquidity of the Company.

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss the broad range of matters and issues relevant to the Company's business interests and the Board is responsible for the approval of the Company's Strategic Plan. In addition, the Board receives reports from management on the Company's operational and financial performance. Between scheduled meetings, matters requiring Board authorization is effected by means of signed Consent Resolutions.

Board Assessment

The Nomination and Corporate Governance Committee reports to the Board periodically on the evaluation of the Board's performance and that of the individual directors. The Performance of the Chief Executive Officer is evaluated by the Compensation Committee.

Composition of the Board

The guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as independent directors.

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE Amex.  The proposed Board is composed of seven members.  The Board believes that 5 directors would be considered independent-John McCleary, Joseph Montgomery, Gerald Carlson, Barry Smee and Donald Lorimer. The basis for determination of independence is under Canadian securities instrument NI 52-110 and American Stock Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Mandates of each of the committees and the Codes undergo review periodically (in some cases mandated as annually) to bring them into line with changing Canadian and U.S. securities and corporate governance requirements and to reflect amendments that may be considered appropriate to make them more effective.  Any revisions to the mandates and Codes will available on the Company's website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, Joseph Montgomery, Gerald Carlson and James E. McInnes. The Audit Committee has met four (4) times during Fiscal 2009.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Nominating and Corporate Governance Committee has met three (3) times during Fiscal 2009 with John McCleary and Joseph Montgomery attending. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee has met three (3) times during Fiscal 2009 with John McCleary, Joseph Montgomery and Gerald Carlson attending. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any major acquisition, disposition or expenditure.  Management is also required to consult with the Board before entering into any venture which is outside of the Company's existing line of business.

Changes in officers are to be approved by the Board including changes in officers of the Company's principal operating subsidiaries.

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

(e)

Educates the Company's personnel on the appropriate use and disclosure of material information and confidential information;

(f)

Fosters and facilitates compliance with applicable laws; and

(g)

Creates formal Disclosure Officers to help achieve the above objectives.

In accordance with the Communications Policy of the Company, designated Disclosure Officers receive and respond to shareholder enquiries.  Shareholder enquiries and concerns are dealt with promptly by Disclosure Officers of the Company.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics for Directors ("Code"), a Code of Business Ethics ("COBE"), a Securities Trading Policy and a Privacy Policy.  Employees and consultants are required as a term of employment to undertake to abide by the COBE.  Directors are by law bound to observe the Code adopted by the Board.

All Directors, Officers and Employees ("Individuals") sign an Annual Certification ("Certification") stating they have read the Code of Business Ethics policy ("Policy") of the Company and have complied with such Policy in all respects.  The Certification further acknowledges that all members of the Individual's family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the Business Corporations Act (British Columbia) and the Company's Articles.

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

Share Ownership

Table No. 10 lists, as of March 22, 2010, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Barry Smee Donald Lorimer Marc Blythe Mark T. Brown Dione Bitzer Total Directors/Officers	3,086,037(1) 714,580(2) 477,550(3) 2,468,197(4) 183,000(5) 160,000(6) 260,000(7) 230,000(8) 62,000(9) 200,000(10) 142,500(11) 7,983,864	6.12% 1.44% 0.96% 4.83% 0.36% 0.32% 0.52% 0.46% 0.12% 0.40% 0.28% 15.81%

(1)    Of these shares 1,010,000 represent currently exercisable stock options and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

(2)    Of these shares 150,000 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes
(3)   Of these shares 150,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)   Of these shares 1,700,000 represent currently exercisable stock options
(5)   Of these shares 175,000 represent currently exercisable stock options
(6)   Of these share 150,000 represent currently exercisable stock options
(7)   Of these share 250,000 represent currently exercisable stock options
(8)   Of these share 200,000 represent currently exercisable stock options
(9)   Of these share 50,000 represent currently exercisable stock options
(10)  Of these share 200,000 represent currently exercisable stock options

(11)  Of these share 125,000 represent currently exercisable stock options and 2,500 represent currently exercisable warrants.

*Based on 49,380,145 shares outstanding as of March 22, 2010 and stock options and share purchase warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of March 22, 2010, the only persons or companies beneficially owning more than 5% of the Company's voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,086,037(1)	6.12%

(1)

Of these shares 1,010,000 represent currently exercisable stock options.  69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

*Based on 49,380,145 shares outstanding as of March 22, 2010 and stock options and share purchase warrants held by each beneficial owner.

Certain geological, technical, professional and general and administrative services were provided to the Company by directors and officers and/or companies controlled by them.  These directors and officers and the companies controlled by them are as follows:

(a)  Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.

(b)  Barry Smee operates through his private company Smee & Associates Consulting Ltd.

(c)  Mark T. Brown operates through his private company Pacific Opportunity Capital Ltd.

The costs of such services for Fiscal 2009 ended December 31, 2009 were $252,980, Fiscal 2008 ended December 31, 2008 were $237,375 and Fiscal 2007 ended December 31, 2007 were $199,203.

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

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW prospect . As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company's beneficial 64.8% interest in the project.   During Fiscal 2007, the Company sold interests in certain mineral exploration prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis.  In addition, the Company retained a net smelter royalty equal to 2% of all metals discovered on the properties.  During Fiscal 2008, the Company received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm's length third party with a commitment by the third party to expend a minimum of $500,000 on the property. Also during Fiscal 2008, the Company sold its interest in the Prospector Mountain prospect in the Yukon Territory for 100,000 shares of Tarsis and a cash payment of $30,000.  Almaden retains a 2% net smelter royalty over any mineral produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agrees to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for this prospect.

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

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the "Ministry"). The assessment related to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871 which was refunded with interest early in Fiscal 2010 upon management successfully defending its position.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM" and on the NYSE Amex (formerly the American Stock Exchange) in New York, New York, U.S.A. having the symbol "AAU" and CUSIP #020283107.

The Company's common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on the American Stock Exchange, now the NYSE Amex.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock for the years since listing on the American Stock Exchange, now the NYSE Amex.  Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX.

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE Amex

 (expressed in U.S.$)

Year Ended	High	Low
12/31/2009 12/31/2008 12/31/2007 12/31/2006	$1.34 2.91 3.28 3.30	$0.55 0.39 2.00 1.91

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Year Ended	High	Low
12/31/2009 12/31/2008 12/31/2007 12/31/2006 12/31/2005 12/31/2004	$1.37 2.90 3.10 3.70 2.48 2.75	$0.64 0.44 2.17 2.33 1.50 1.45

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE Amex

(expressed in U.S.$)

Quarter Ended	High	Low
12/31/2009 09/30/2009 06/30/2009 03/30/2009 12/31/2008 09/30/2008 06/30/2008 03/30/2008	$1.34 0.80 0.94 0.92 1.23 2.26 2.45 2.91	$0.67 0.55 0.55 0.58 0.39 0.89 1.80 2.30

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Quarter Ended	High	Low
12/31/2009	$1.37	$0.72
09/30/2009	0.86	0.64
06/30/2009	1.00	0.69
03/31/2009	1.17	0.75

12/31/2008	1.24	0.44
09/30/2008	2.26	0.95
06/30/2008	2.50	1.81
03/31/2008	2.90	2.30

Table No. 16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE Amex

 (expressed in U.S.$)

Month Ended	High	Low
02/28/2010 01/31/2010 12/31/2009 11/30/2009 10/31/2009 09/30/2009	$1.02 1.39 1.34 0.79 0.87 0.80	$0.85 0.85 0.76 0.67 0.67 0.61

118

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in Canadian$)

Month Ended	High	Low
02/28/2010 01/31/2010 12/31/2009 11/30/2009 10/31/2009 09/30/2009	$1.09 1.42 1.37 0.83 0.85 0.86	$0.90 0.91 0.77 0.70 0.72 0.68

The closing price of the Company's common stock was $0.94 (U.S.$) on the NYSE Amex and $1.00 (Canadian$) on TSX on February 26, 2010.

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

The Company's common stock is issued in registered form and the following information is from the Company's registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On March 11, 2010, the shareholders' list for the Company's common shares showed 218 registered shareholders and 49,023,145 shares outstanding. 164 of these registered shareholders are U.S. residents, owning 11,052,232 shares representing 22.0% of the issued and outstanding shares of common stock.  44 of these registered shareholders are Canadian residents, owning 35,699,013 shares representing 73% of the issued and outstanding shares of common stock.  10 of these registered shareholders are of other countries, owning 2,271,900 shares representing 5% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 22, 2010:

Table No. 18

Shares Issued to March 22, 2010

Number
Balance, December 31, 2009	48,973,145
For cash on exercise of stock option	50,000
For cash pursuant to private placement	357,000

Balance, March 22, 2010	49,380,145

Item 10.      Additional Information

Share purchase warrants

At March 22, 2010, there were non-transferable share purchase warrants outstanding to acquire a total of 2,172,158 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 19 lists, as of March 22, 2010, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19

Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
	CDN$
113,158	1.15	03/31/2010
1,648,000 236,000 175,000	1.40 0.85 1.25	12/17/2011 12/17/2011 03/16/2011
2,172,158

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

Memorandum and Articles

At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures in accordance with the Business Corporations Act (British Columbia), (the "BCBCA"), to increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company's Articles and adopt new Articles to take advantage of provisions of the BCBCA.  The BCBCA was adopted in British Columbia on March 29, 2004 replacing the Company Act (the "Former Act").  The BCBCA requires the provisions formerly required in the Memorandum to be in the Articles. The BCBCA eliminates the requirement for a Memorandum.

The revised Articles were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

The Articles replace the Memorandum and Articles as filed with the Commission on May 17, 2002.

Articles

The Company was formed through the amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corporation effective December 31, 2001 under the Company Act of British Columbia (the "Company Act"). On March 29, 2004, British Columbia adopted the Business Corporations Act (British Columbia) (the "BCBCA") to replace the Company Act. Companies registered under the Company Act are required to transition to the BCBCA. At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company's Articles and adopt new Articles, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares. The Company's new Articles became effective in June 2005 (the "Articles").

The Articles contain no restrictions on the business the Company may carry on.

Under the Articles, if a director has a disclosable interest in a contract or transaction, such director is liable to account to the Company for any profits that accrue to the director as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the BCBCA and a director is not entitled to vote on any director's resolution to approve that contract or transaction unless all of the directors have a disclosable interest in that contract or transaction, in which case all of those directors may vote on such resolution.

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

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

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

A copy of the Company's new articles is filed was filed as an exhibit to the 2005 Form 20-F Annual Report with the Commission on March 30, 2006.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1.  Sale and Purchase Agreement dated May 30, 2008 between the Company and its subsidiary Republic Resources Ltd. and Tarsis Capital Corp. ("Tarsis") whereby Tarsis purchased the Company's 100% interest in the Prospector Mountain mineral claims by payment of $30,000 and by issuing 100,000 shares of Tarsis to the Company together with a 2% NSR.  The full text of the Sale and Purchase Agreement was filed as an exhibit to the Form 6-K with the Commission on June 6, 2008.

2.  Option Agreement dated February 1, 2008 between the Company, Santoy Resources Ltd. ("Santoy") and Skeena Resources Limited and Skeena Mexico SA de CV ("Skeena") whereby Skeena has the right to earn a 60% interest in the Tropico prospect by spending $3,000,000 by March 17, 2013 and issuing 1,250,000 shares of Skeena to the Company by Mar 17, 2012.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on August 12, 2008.

3.  Option Agreement dated March 23, 2009 between the Company and Antofagasta Minerals S.A. ("Antofagasta") whereby Antofagasta has the right to earn a 60% interest in the Tuligtic prospect by spending U.S.$7,000,000 and making cash payments to the Company of U.S.$1,000,000 by March 23, 2014. Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering a Feasibility Study by March 23, 2016.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 25, 2009.

4.  Release and Quit Claim Agreement dated March 24, 2009 between the Company and Consolidated Spire Ventures Ltd. ("Consolidated Spire") where Consolidated Spire transfers, quit claims and relinquishes all right, title and option to the Yago prospect.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 26, 2009.

5.  Option Agreement dated July 29, 2009 between the Company and Fairmont Resources Inc. ("Fairmont") whereby Fairmont has the right to earn a 60% interest in the Nicoamen River prospect by spending $2,000,000 and issuing 300,000 shares of Fairmont to the Company by July 29, 2014 and making cash payments to the Company of $25,000 by July 29, 2010.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on July 31, 2009.

6.  Contract for the Transfer of Rights between the Company's wholly-owned subsidiary, Minera Gavilan, S.A. de C.V., and Mr. Martin Soto Moran ("Moran") where the Company obtained the right to claims which adjoined and now form part of its Yago prospect from Moran.  The full text of the Contract for the Transfer of Rights was filed as an exhibit to the Form 6-K with the Commission on September 9, 2009.

7.  Property Purchase Agreement dated November 19, 2009 between the Company and its wholly-owned subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V. ("Lincoln") whereby Lincoln purchased the Company's 100% interest in the Bufa prospect by issuing 6,000,000 shares of Lincoln to the Company together with a 2% NSR.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on December 17, 2009.

8.  Memorandum of Agreement dated February 5, 2010 between the Company, Goldgroup Resources Inc. ("Goldgroup") and NGEx Resources Inc. ("NGEx") whereby the Company consents to the assignment and transfer of NGEx's option to acquire an interest in the Caballo Blanco prospect to Goldgroup.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 18, 2010.

9.  Agreement to Purchase Mineral Claims dated February 17, 2010 between the Company and its wholly-owned subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V. ("Lincoln") whereby Lincoln purchased the Company's 100% interest in the Bufa prospect by issuing 6,000,000 shares of Lincoln to the Company together with a 2% NSR.  This agreement replaced the Property Purchase Agreement dated November 19, 2009 (7 above).  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on February 22, 2010.

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

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company" (e.g. dividends, interest and similar income), as defined in IRC 954(c), U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company's mineral exploration properties are located outside of Canada. As a Canadian company, Almaden's cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.  A 10% change in the United States dollar exchange rate relative to the Canadian dollar would change the Company's net income by $125,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company's net income by $30,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

i.

 Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of December 31, 2009.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

ii.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's management's assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.  In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

The Company's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2009 and as stated in the Report of Independent Registered Chartered Accountants, as included herein, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

iii.

Attestation Report of Independent Registered Public Accounting Firm

The Independent Registered Chartered Accountants, Deloitte & Touche LLP, who audited the Company's annual financial statements for the year ended December 31, 2009, have issued an attestation report on the Company's Internal Control Over Financial Reporting as included in the financial statements included herein.

iv.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during 2009 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert

The Company's Board of Directors has determined that the Company has one audit committee financial expert serving on its audit committee who is independent, as defined by the listing standards of the NYSE Amex (formerly the American Stock Exchange). Mr. Donald Lorimer qualified as a Chartered Accountant with Price Waterhouse & Co. and subsequently was a financial executive with Patino Mining Corporation and Little Long Lac Gold Mines Ltd. In 1971 he joined A.E. Ames & Co. and became a director and vice president responsible for corporate and government underwriting in British Columbia, Canada. Mr. Lorimer retired as a portfolio manager with Odlum Brown Ltd. in 2006.

Item 16B.     Code of Ethics

The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter.  These initial codes were filed with the 20-F Annual Report for the fiscal year ended December 31, 2003 as filed with the United States Securities and Exchange Commission on May 11, 2004. After review, the Company has adopted revised and new codes as follow: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and a Privacy Policy (the "Codes"). The Codes may be viewed on the Company's website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR and SEDAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company's website within 5 business days of such amendment or waiver.

The Company has adopted a Code of Business Conduct and Ethics for Directors ("Code"), a Code of Business Ethics ("COBE"), a Securities Trading Policy and a Privacy Policy.  Employees and consultants are required as a term of employment to undertake to abide by the COBE.  Directors are by law bound to observe the Code adopted by the Board.

All Directors, Officers and Employees ("Individuals") sign an Annual Certification ("Certification") stating they have read the Code of Business Ethics policy ("Policy") of the Company and have complied with such Policy in all respects.  The Certification further acknowledges that all members of the Individual's family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the Business Corporations Act (British Columbia) and the Company's Articles.

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

Table No. 20

Principal Accountant Fees

	Years ended December 31
	2009	2008
Audit fees	$94,000	$94,000
Audit--related fees	5,000	15,000
Tax fees	19,000	20,700
Other fees	-	-

Fiscal 2009 and 2008 audit fees relate to the annual audit of the Company's financial statements, effectiveness of the Company's internal control over financial reporting and review of the Form 20-F.  Fiscal 2009 audit-related fees relate to advisory and other services relating to year-end financial statements.  Fiscal 2008 audit-related fees related to the initial review of the Company's IFRS scope exercise.  Fiscal 2009 and 2008 tax fees relate to the completion of income tax returns and other tax consulting.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.     Financial Statements

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 18 to the financial statements.

Item 18.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Report of independent registered chartered accountants, dated March 29, 2010

Consolidated balance sheets at December 31, 2009 and 2008

Consolidated statements of loss for the years ended December 31, 2009, 2008 and 2007 and cumulative amounts since incorporation

Consolidated statements of comprehensive loss for the years ended December 31, 2009, 2008 and 2007 and cumulative amounts since incorporation

Consolidated statements of shareholders' equity for the years ended December 31, 2009, 2008 and 2007 and cumulative amounts since incorporation

Consolidated statements of cash flows for the years ended December 31, 2009, 2008 and 2007 and cumulative  amounts since incorporation

Notes to consolidated financial statements

B.  Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
--Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002--
1.1	Articles
--Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006--

2.	Instruments defining the rights of holders of equity of debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements - N/A

4.	Sale and Purchase Agreement dated May 30, 2008 with Tarsis Capital Corp. --Incorporated by reference to the Form 6-K filed with the Commission on June 6, 2008--
Option Agreement dated February 1, 2008 with Santoy Resources Ltd. and Skeena Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on August 12, 2008--
Option Agreement dated March 23, 2009 with Antofagasta Minerals S.A. --Incorporated by reference to the Form 6-K filed with the Commission on March 25, 2009--
Release and Quit Claim Agreement dated March 24, 2009 with Consolidated Spire Ventures Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on March 26, 2009--
Option Agreement dated July 29, 2009 with Fairmont Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on July 31, 2009 --
Contract for the Transfer of Rights with M. Martin Soto Moran --Incorporated by reference to the Form 6-K filed with the Commission on September 9, 2009--

Property Purchase Agreement dated November 19, 2009 with Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V.

--Incorporated by reference to the Form 6-K filed with the Commission on December 17, 2009--

Memorandum of Agreement dated February 5, 2010 with Goldgroup Resources Inc. and NGEx Resources Inc. --Incorporated by reference to the Form 6-K filed with the Commission on March 18, 2010

Agreement to Purchase Mineral Claims dated February 17, 2010 with Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V.

--Incorporated by reference to the Form 6-K filed with the Commission on February 22, 2010--

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
Securities Trading Policy
Whistleblower Policy
Privacy Policy
--Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006

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

Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

Almaden Minerals Ltd.

(An exploration stage company)

December 31, 2009

Table of contents

Reports of independent registered chartered accountants	1-3

Consolidated balance sheets	4

Consolidated statements of loss	5

Consolidated statements of comprehensive loss	6

Consolidated statements of shareholders' equity	7

Consolidated statements of cash flows	8

Notes to the consolidated financial statements	9-38

Schedules
1. Consolidated schedules of general and administrative expenses	40-42
2. Consolidated schedule of share capital since inception	39

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated balance sheets of Almaden Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2009 and 2008, and the related consolidated statements of loss, comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and for the cumulative period from incorporation September 25, 1980 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 and for the cumulative period from incorporation September 25, 1980 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009, of the Company and our report dated March 29, 2010, expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated balance sheets
as at December 31,
(Expressed in Canadian dollars)

	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	13,142,671	12,318,950
Accounts receivable and prepaid expenses	702,227	448,675
Marketable securities (Note 4)	763,479	340,893
Inventory (Note 5)	274,768	274,768
Total current assets	14,883,145	13,383,286

Property, plant and equipment (Note 6)	875,101	1,013,580
Investment (Note 7)	1,261,651	1,549,036
Reclamation deposit	84,000	81,500
Mineral property deposit (Note 8 (e)(vii)	138,929	138,929
Mineral properties (Note 8)	8,416,597	8,235,749
Total assets	25,659,423	24,402,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities	353,563	205,938
Total current liabilities	353,563	205,938

Asset retirement obligation (Note 10)	135,016	129,332
Total liabilities	488,579	335,270

Shareholders' equity
Share capital
Authorized
#	Unlimited number of common shares without par value
Issued (Note 9)
48,973,145 shares - December 31, 2009
45,525,829 shares - December 31, 2008	50,877,609	49,159,392
Contributed surplus	5,735,249	4,685,764
Accumulated other comprehensive loss	(736,359)	(1,358,650)
Deficit, accumulated during the exploration stage	(30,705,655)	(28,419,696)
Total shareholders' equity	25,170,844	24,066,810
Total liabilities and shareholders' equity	25,659,423	24,402,080

Nature of operations (Note 1)
Commitments and contingencies (Note 15)

On behalf of the Board

/s/Duane Poliquin	/s/Donald M. Lorimer
Duane Poliquin, Director	Donald M. Lorimer, Director

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of loss
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Revenue
Interest income	2,747,299	169,458	372,107	622,668
Drilling services	3,490,184	2,112,832	1,377,352	-
Other income	989,273	158,329	141,016	129,630
	7,226,756	2,440,619	1,890,475	752,298

Expenses
Drilling services expenses	2,263,192	1,218,518	1,044,674	-
Write-down of interests in
mineral properties	6,388,124	890,811	1,440,665	746,873
General and administrative
expenses (Schedule 1)	11,277,138	1,291,253	1,270,628	1,510,290
General exploration expenses	7,459,698	665,055	1,125,202	1,292,578
Stock option compensation	11,370,000	67,500	481,600	700,500
	38,758,152	4,133,137	5,362,769	4,250,241
	(31,531,396)	(1,692,518)	(3,472,294)	(3,497,943)

Loss on equity investment (Note 7)	(350,668)	(90,908)	(113,393)	(146,367)
(Gain) loss on dilution (Note 7)	239,820	(196,476)	-	436,296
Write-down of marketable
securities (Note 4)	(1,746,009)	(80,600)	(890,179)	-
Income on mineral property
options	4,244,285	77,360	334,243	1,577,696
(Loss) gain on sale of
marketable securities	(1,100,564)	(26,790)	(211,078)	347,188
Loss on sale of property, plant
and equipment	(86,696)	-	(325)	(90,613)
Foreign exchange (loss) gain	(752,306)	(415,755)	153,233	(317,677)

Loss before income taxes	(31,083,534)	(2,425,687)	(4,199,793)	(1,691,420)
Income tax recovery (Note 14)	1,754,119	232,728	238,151	642,600
Net loss	(29,329,415)	(2,192,959)	(3,961,642)	(1,048,820)

Net loss per share
Basic and diluted		(0.05)	(0.09)	(0.02)

Basic and diluted weighted average
number of shares outstanding		45,846,627	45,007,101	44,214,511

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Net loss	(29,329,415)	(2,192,959)	(3,961,642)	(1,048,820)

Unrealized gain (loss) on
available-for-sale marketable
securities arising during the
period	(999,172)	596,051	(736,807)	(858,416)
Reclassification adjustment for
(gains) losses included in net loss	(117,642)	26,240	206,636	(350,518)

Other comprehensive loss	(1,116,814)	622,291	(530,171)	(1,208,934)
Comprehensive loss	(30,446,229)	(1,570,668)	(4,491,813)	(2,257,754)

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of shareholders' equity
(Expressed in Canadian dollars)
				Accumulated
				other
				comprehensive
				income (loss)	Deficit
				("AOCI")	accumulated
				Gains (losses)	during	Total
		Share capital	Contributed	on available for	exploration	AOCI
	Shares	Amount	surplus	sale securities	stage	and deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2006	43,624,255	46,655,822	4,081,471	-	(22,766,634)	(22,766,634)	27,970,659
Transition adjustment (Note 3)	-	-	-	380,455	-	380,455	380,455
Balance at January 1, 2007	43,624,255	46,655,822	4,081,471	380,455	(22,766,634)	(22,386,179)	28,351,114
Net loss	-	-	-	-	(1,048,820)	(1,048,820)	(1,048,820)
Other comprehensive income (loss)	-	-	-	(1,208,934)	-	(1,208,934)	(1,208,934)
Stock option expense	-	-	700,500	-	-	-	700,500
Fair value of warrants granted	-	-	13,000	-	-	-	13,000
For cash on exercise of share purchase warrants	58,591	192,150	(29,713)	-	-	-	162,437
For cash on exercise of stock options	786,792	1,378,430	(442,974)	-	-	-	935,456
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(642,600)	(642,600)	(642,600)
Balance, December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153
Net loss	-	-	-	-	(3,961,642)	(3,961,642)	(3,961,642)
Other comprehensive loss	-	-	-	(530,171)	-	(530,171)	(530,171)
Stock option expense	-	-	481,600	-	-	-	481,600
Private placements	189,500	278,319	16,340	-	-	-	294,659
For cash on exercise of stock options	866,691	654,671	(134,460)	-	-	-	520,211
Balance, December 31, 2008	45,525,829	49,159,392	4,685,764	(1,358,650)	(28,419,696)	(29,778,346)	24,066,810
Net loss	-	-	-	-	(2,192,959)	(2,192,959)	(2,192,959)
Other comprehensive loss	-	-	-	622,291	-	622,291	622,291
Stock option expense	-	-	67,500	-	-	-	67,500
Private placements	3,293,316	1,658,465	981,985	-	-	-	2,640,450
For cash on exercise of stock options	154,000	59,752	-	-	-	-	59,752
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(93,000)	(93,000)	(93,000)
Balance, December 31, 2009	48,973,145	50,877,609	5,735,249	(736,359)	(30,705,655)	(31,442,014)	25,170,844

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Operating activities
Net loss	(29,329,415)	(2,192,959)	(3,961,642)	(1,048,820)
Items not affecting cash
Future income tax recovery	(1,376,240)	(93,000)	-	(642,600)
Loss on equity investment	350,668	90,908	113,393	146,367
Loss (gain) on dilution	(239,820)	196,476	-	(436,296)
Depreciation	1,374,004	169,973	195,757	218,789
Bad debts	91,168	-	-	91,168
Loss (gain) on sale of marketable securities	1,100,564	26,790	211,078	(347,188)
Write-down of marketable securities	1,746,009	80,600	890,179	-
Income on mineral property options	(3,560,267)	(77,360)	(334,243)	(1,577,696)
Write-down of interests in mineral
properties	12,189,241	890,811	1,440,665	746,873
Stock-option compensation	5,568,883	67,500	481,600	700,500
Loss on sale of property, plant and
equipment	86,696	-	325	90,613
Other	(61,052)	-	-	-
Changes in non-cash working capital
components
Accounts receivable and prepaid
expenses	(784,828)	(253,552)	79,420	(4,807)
Accounts payable and accrued liabilities	318,461	147,625	2,141	(165,453)
Mineral taxes payable	(380,322)	-	(379,653)	-
	(12,906,250)	(946,188)	(1,260,980)	(2,228,550)

Financing activity
Issuance of shares, net of share issue
costs	48,486,164	2,700,202	814,870	1,097,893

Investing activities
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(7,500)	(2,500)	-	(5,000)
Marketable securities
Purchases	(4,582,435)	-	(96,021)	(16,500)
Net proceeds	6,814,128	103,217	935,705	589,897
Property, plant and equipment
Purchases	(2,440,355)	(31,494)	(186,608)	(173,418)
Proceeds	152,053	-	22,046	65,720
Mineral property deposit	(138,929)	-	446,964	(585,893)
Mineral properties
Costs	(23,271,229)	(1,119,474)	(3,105,824)	(3,760,334)
Gold sales	362,906	-	-	-
Net proceeds	2,370,600	119,958	200,038	767,989
Incorporation costs	(3,298)	-	-	-
	(22,437,243)	(930,293)	(1,783,700)	(3,117,539)

Net cash inflow (outflow)	13,142,671	823,721	(2,229,810)	(4,248,196)
Cash and cash equivalents, beginning of
year	-	12,318,950	14,548,760	18,796,956
Cash and cash equivalents, end of
year	13,142,671	13,142,671	12,318,950	14,548,760

Supplemental cash flow information (Note 12)

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

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company's share of the investee's earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company's 27.6% interest in Tarsis Resources Ltd. is accounted for using the equity method.

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

The Company reviews long-lived assets including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use and eventual disposition of the asset.  An impairment in value would be indicated if the assets' carrying value exceeds the estimated recoverable amount.  It would be measured as the excess of the carrying value over fair value of the asset. During the periods covered by these financial statements there was no indication of impairment.

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

The Company recognizes in income, costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

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

2.

Significant accounting policies (continued)

(h)

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

(i)

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

In addition, the Company has $84,000 (2008 - $81,500) of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(j)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.  For the three years ended December 31, 2009, all of the outstanding stock options and warrants are anti-dilutive.

2.

Significant accounting policies (continued)

(k)

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

(l)

Financial instruments

(i)

Comprehensive income

Comprehensive income comprises the Company's net income and other comprehensive income.  Other comprehensive income represents changes in shareholders' equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available-for-sale securities.  The Company's comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income (loss) and the statements of shareholders' equity.

(ii)

Financial assets and financial liabilities

(a)

Classification

The Company has implemented the following classification of its financial assets and financial liabilities:

•

Cash and cash equivalents are classified as held for trading and are measured at fair value.

•

Accounts receivable are classified as “loans and receivables”.  They are measured at amortized cost.  At December 31, 2009, the recorded amount approximates fair value.

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

(m)

Financial instruments (continued)

(ii)

Financial assets and financial liabilities (continued)

(a)

Classification (continued)

•

Accounts payable and accrued liabilities are classified as “other financial liabilities” and are measured at amortized cost.  At December 31, 2009, the recorded amount approximates fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

(b)

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.  At December 31, 2009, the Company does not have any derivative instruments designated as hedging instruments.

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

In June 2009, the CICA Handbook Section 3862 was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure.  The additional fair value measurements disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:  Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3:  Valuation based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

3.

Changes in accounting policy

(a)

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, issued by the CICA.  The new standard replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement established standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new standard does not have a material impact on the Company's consolidated financial statements.

3.

Changes in accounting policy (continued)

(b)

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009.  EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement”.  It states that an entity's own credit and credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company's financial statements.

(c)

Mining Exploration Costs

In March 2009, the CICA issued the EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization on exploration costs related to mining properties.  EIC-174 is to be applied retrospectively without restatement of prior periods in interim and financial statements.  The Company adopted this EIC effective March 1, 2009.  The Company has evaluated the new standard and determined that the adoption of these new requirements did not have any impact on the Company's financial statements.

(d)

Future accounting pronouncements

(i)

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in the parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly

(d)

Future accounting pronouncements (continued)

(i)

Consolidated Financial Statements and Non-controlling Interests (continued)

identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in 2010 in connection with the conversion to IFRS.

3.

Changes in accounting policy (continued)

(ii)

Business Combinations

In January 2009, the CICA issued Sections 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests.  These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including a change in the basis of measurement of non-controlling interests and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements.  Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  The new standards will become effective in 2011.

Effective January 1, 2010, the Company early adopted Sections 1582, 1601 and 1602 in accordance with the transitional provisions.  The adoption of Sections 1601 and 1602 does not have a material impact on the Company's consolidated financial statements.  Whether the Company will be materially affected by the new recommendations of Section 1582 will depend on the specific facts of business combinations, if any, occurring subsequent to January 1, 2010.

(iii)

Convergence with International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (IFRS) effective January 1, 2011.  The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures.  The Company commenced its IFRS conversion project in late 2007.  The project consists of four phases:  raise awareness; assessment; design; and implementation.  With the assistance of an external expert advisor, the Company completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the Company.  While a number of differences were identified, the areas of highest potential impact included property, plant and equipment, certain aspects of revenue recognition, income taxes, employee future benefits, stock-based compensation, presentation, and disclosure, as well as the initial selection of applicable transition exemptions under the provisions of IFRS 1 First Time Adoption.  The Company has not identified further areas subject to significant change during subsequent phases of the transition project.  The conversion project is on-schedule, and a timetable for opening balance sheet and comparative information preparation is in place for 2010.  All activities required to be complete prior to January 1, 2010 were completed in 2009, including designation of all hedging arrangements in an IFRS-compliant manner.

The current focus of the project is identification of local level impacts for the opening balance sheet in each of the Company's operations, and finalization of the IFRS 1

(d)

Future accounting pronouncements (continued)

(iii)

Convergence with International Financial Reporting Standards (continued)

transition exemptions to be taken.  The following summary of opening balance sheet transitional provisions to be adopted and their likely impacts indicates the progress of our work in each topic area identified as having a potential high impact.  It is not an exhaustive list; if further transitional elections are found to be beneficial to the transition process as the opening balance sheet preparation progresses, then such exemptions may be taken.

•

Fixed assets:  No transitional elections will be taken.  The Company will retain assets at historical costs upon transition rather than taking the allowed election to recognize assets at fair value.

3.

Changes in accounting policy (continued)

The technical analysis completed by the Company has indicated that the transition to IFRS will not have a material impact on the Company's fixed asset or associated accumulated depreciation balance upon transition.

4.

Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair market value.  Unrealized gains and losses due to period end revaluation to fair market value, other than those determined to be other than temporary losses, are recorded as other comprehensive income or loss (”AOCI”).  During the year ended December 31, 2009, the Company determined that $80,600 (2008 - $890,179) of the unrealized loss recorded in AOCI represented an other than temporary loss and as a result recorded this amount in the consolidated statement of loss.

5.

Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2009 is $1,839,421 (2008 - $1,722,477).

6.

Property, plant and equipment

	2009
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$

Automotive equipment	371,015	261,261	109,754
Furniture and fixtures	133,435	112,294	21,141
Computer hardware	265,104	212,938	52,166
Computer software	80,455	54,422	26,033
Geological data library	65,106	50,143	14,963
Field equipment	353,733	230,288	123,445
Mill equipment	323,264	-	323,264
Leasehold improvements	27,181	22,395	4,786
Drill equipment	476,270	276,721	199,549
	2,095,563	1,220,462	875,101

	2008
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$

Automotive equipment	371,015	214,224	156,791
Furniture and fixtures	130,400	107,388	23,012
Computer hardware	258,427	192,012	66,415
Computer software	80,455	43,264	37,191
Geological data library	65,106	46,403	18,703
Field equipment	331,950	202,149	129,801
Mill equipment	323,264	-	323,264
Leasehold improvements	27,181	18,215	8,966
Drill equipment	476,270	226,833	249,437
	2,064,068	1,050,488	1,013,580

At December 31, 2009, the mill equipment was not in use.  Depreciation will be charged when the mill equipment is put into use.

7.

Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd.  (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all minerals discovered on the properties.  As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm's length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for the property.

In December 2007, Almaden's interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296.    In the year ended December 31, 2008, Almaden's interest in Tarsis increased from 30% to 33.2%.  In the year ended December 31, 2009, Almaden's interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476.

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Tarsis' loss of $90,908 during the year ended December 31, 2009 (2008 - $113,393, 2007 - $0).

The fair market value of the investment at December 31, 2009 was $738,000 (December 31, 2008 - $225,500).

During the year ended December 31, 2009, the Company charged Tarsis $55,189 for office rent and various expenses (2008 - $79,215).  These amounts were valued at the exchange amount agreed to by the parties.

8.

Mineral properties

The following is a description of the Company's most significant property interests and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990's on a bulk sampling basis.  A National Instrument 43-101 resource report has been completed for the property.

8.

Mineral properties (continued)

(b)

Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.

During 2007, the Company entered into an agreement with Canadian Gold Hunter Corp. , now NGEx Resources Inc. (“NGEx”). To earn a 70% interest, NGEx must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.   See subsequent events Note 18a(i).

(c)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.   During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”).  To earn a 60% interest, Antofagasta must incur exploration expenditures of US$7,000,000 over five years and make payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fourth anniversary date of March 23, 2009.  See subsequent events Note 18(a)(ii).

(d)

San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued a 25,000 share purchase warrant for a term of three years exercisable at a price of $3.00 per share.  As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $329,747 (2008 - Nil).

(e)

Other

(i)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.

(ii)

Skoonka Creek

The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)

Viky

The Company acquired a 100% interest in the Viky gold property by staking and purchased interests in three additional mineral claims. During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex had to incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.    During 2008, Apex abandoned its interest in the property. As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $17,349 (2008 - $23,069).

8.

Mineral properties (continued)

(iv)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.

During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.  During 2009, the Company terminated Spire's option to acquire an interest in the property.   As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $61,409 (2008 - $Nil).

(v)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln must incur exploration expenditures of $3,500,000 and issue 1,550,000 shares to the Company over five years.  The Company has entered into an agreement whereby Lincoln will purchase 100% interest in the property for the issuance of 6,000,000 common shares of Lincoln to the Company (received – market value $1,770,000).   This agreement was finalized in February 2010.  The Company retains a 2% NSR.

(vi)

Gallo de Oro

During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim.  To earn its interest, the Company must pay US$50,000 by October 30, 2009.  At December 31, 2009, all of this obligation had been paid. As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $104,580 (2008 - $30,082).

8.

Mineral properties (continued)

(vii)

Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.

The Company subsequently entered into an agreement with Apex Silver Mines Limited, now Golden Minerals Company.  To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii)

Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. (“Santoy”) entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena must incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.

(ix)

Other write-downs of interests in mineral properties

In addition, the Company wrote down its interest in other mineral properties in aggregate by $377,726 (2008 - $1,268,600).

9.

Share capital

(a)

Details of private placement issues of common shares in 2009 and 2008 were as follows:

The Company issued 3,060,000 units on December 17, 2009 on a private placement basis at a price of $0.85 per share, after incurring issue costs of $169,637.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  The fair value of the warrants issued as part of the private placement of $774,560 was allocated to share capital and contributed surplus. 236,000 finder's warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement. The fair value of the finder's warrant of $146,320 was allocated to share capital and contributed surplus.

The Company issued 226,316 units on March 31, 2009 on a private placement basis at a price of $0.95 per unit, after incurring issue costs of $12,563.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  The fair value of the warrants issued as part of the private placement of $61,105 was allocated to share capital and contributed surplus.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.

9.

Share capital  (continued)

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

(b)

Warrants

	Number of		Exercise
	warrants	Expiry date	price range
			$
Outstanding,		November 15, 2007 to
December 31, 2006	370,541	July 21, 2008	1.78 to 3.00
Granted	25,000	March 20, 2010	3.00
Exercised	(58,591)	-	1.75 to 2.85
Expired	(149,450)	-	2.85 to 3.00
Outstanding,		July 21, 2008 to
December 31, 2007	187,500	March 20, 2010	3.00
Granted	86,000	November 14, 2009	1.00
Expired	(162,500)	July 21, 2008	3.00
Outstanding,		November 14, 2009 to
December 31, 2008	111,000	March 20, 2010	1.00 to 3.00
Granted	1,997,158	March 31, 2010 to	0.85 to 1.40
		December 17, 2011
Expired	(86,000)	November 14, 2009	1.00
Outstanding,		March 20, 2010 to
December 31, 2009	2,022,158	December 17, 2011	0.85 to 3.00

The fair value of the warrants issued December 17, 2009 was estimated at $920,880 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.36%; expected life of 2 years; dividend rate of 0%; and volatility of 90.75%.

The fair value of the warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of .96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

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

9.

Share capital (continued)

(b)

Warrants (continued)

At December 31, 2009, the following share purchase warrants were outstanding:

Number of		Exercise
warrants	Expiry date	price
		$

25,000	March 20, 2010	3.00
113,158	March 31, 2010	1.15
236,000	December 17, 2011	0.85
1,648,000	December 17, 2011	1.40
2,022,158

(c)

Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company's issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.   At December 31, 2009, the Company had reserved 1,277,315 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time over which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option vesting in any three month period.  All options granted during 2009 vested on the date granted.

9.

Share capital (continued)

(c)

Options (continued)

The following table presents the outstanding options as of December 31, 2009, 2008, and 2007 and changes during the years ended on those dates:

Fixed Options	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price

Outstanding and exercisable at beginning of year	4,505,000	1.95	4,636,693	1.88	4,798,483	1.70
Granted	150,000	0.81	835,000	0.83	675,000	2.38
Exercised	(154,000)	0.39	(866,691)	0.60	(786,792)	1.19
Expired	(831,000)	1.69	(100,000)	2.50	(50,000)	2.92
Outstanding and exercisable at end of year	3,670,000	1.99	4,505,000	1.92	4,636,691	1.88

The following table summarizes information about stock options outstanding at December 31, 2009:

Options outstanding and exercisable
Number of shares	Expiry date	Exercise price
		$

240,000	June 17, 2010	1.79
140,000	September 15, 2010	1.07
1,795,000	July 6, 2011	2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
40,000	March 17, 2013	2.35
655,000	December 29, 2013	0.68
150,000	November 25, 2014	0.81
3,670,000

The weighted average grant date fair value of 150,000 stock options granted on November 25, 2009 was $0.45. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.12%; expected life of 5 years; expected volatility of 63.74%; and expected dividends of $Nil.

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

Subsequent to year-end, the Company granted 1,140,000  stock options exercisable at $1.14 per share to January 4, 2015.

10.

Asset retirement obligation

The Company's asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia and is estimated to be settled in 3 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16%. The accretion for 2009 was $5,684 (2008- $5,296).

11.

Related party transactions

The following related party transactions were in the normal course of operations and measured at the exchange amount, which was the amount established and agreed to by the  related parties.  The amounts due to related parties were unsecured, non-interest bearing and has no specific terms of repayment.

•

A company controlled by the Chairman of the Company was paid $165,000 for technical services and $24,200 for general and administrative services during 2009 (2008 - $171,375; 2007 - $181,713).

•

A company controlled by a director of the Company was paid $3,780 for consulting services during 2009 (2008 - $Nil; 2007 - $6,490).

•

A company controlled by a director of the Company was paid $Nil for consulting services during 2009 (2008 - $5,000; 2007 - $Nil).

•

A company controlled by an officer of the Company was paid $60,000 for professional services during 2009 (2008 - $61,000; 2007 - $11,000).

•

An officer of the Company was paid $52,875 for technical services rendered during 2009 (2008 - $52,375; 2007 - $115,892).

•

During 2009, $33,000 (2008 - $Nil; 2007 - $Nil) was paid in Directors fees

•

A company with an officer in common holds 25,000 warrants of the Company.

•

During 2008, the Company sold a mineral property to Tarsis Resources Ltd. (Note 7).

•

Accounts receivable at December 31, 2009 included $13,179 owing from related companies (2008 - $35,646; 2007 - $49,863).

•

Accounts payable at December 31, 2009 included $Nil due to related companies (2008 - $15,847; 2007 - $7,300).

12.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

			Years ended December 31,
	2009	2008	2007
	$	$	$
Investing activities
Reversal of contributed surplus	-	134,460	442,974
Reversal of contributed surplus on exercise of options	-	-	29,713
Fair value of warrants upon completion of private placement	981,985	16,340	13,000
Sale of mineral properties for common shares of investee	-	35,000	1,120,000

Supplemental information regarding the split between cash and cash equivalents is as follows:

	2009	2008	2007
	$	$	$

Cash	$3,959,526	$1,206,586	1,361,368
Government of Canada (T-Bills)	9,183,145	11,112,364	13,187,392
	$13,142,671	$12,318,950	$14,548,760

13.

Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	2009	2008	1999
	$	$

Canada	7,934,990	8,070,162	$ 1,595,968
Mexico	1,356,708	1,179,167	4,155,173
	9,291,698	9,249,329	$ 5,751,141

The Company's revenues arose primarily from interest income on corporate cash reserves, drilling services and investment income.  The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2009	2008	2007
	$	$	$

Canada	288,107	345,467	655,648
Mexico	933,994	500,334	96,650
	1,222,101	845,801	752,298

14.

Income taxes

The Company's Canadian income tax rate is approximately 30.0% (2008 – 31.0%; 2007 - 34.1%) while the Mexico income tax rate is approximately 28%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2009	2008	2007
	$	$	$

Statutory rate	0.3%	0.3%	0.3%

Income taxes recovered at the Canadian statutory rate	727,700	1,301,936	577,100
Effect of different tax rates in foreign jurisdiction	26,300	40,700	8,400
Non-deductible items	5,700	(176,700)	(147,800)
Tax recovery on flow-though shares	93,000	-	642,600
Tax losses not recognized in period benefit arose	(759,700)	(1,165,938)	(437,700)
Reduction in mineral tax liability	-	379,653	-
Mineral tax recovery	185,690	-	-
Mexican flat tax	(45,962)	(141,500)	-
	232,728	238,151	642,600

	2009	2008
	$	$

Operating and capital loss carryforwards	2,131,000	2,289,000
Canadian and foreign exploration and development expenditures	1,508,000	1,711,000
Asset retirement obligations	33,800	34,000
Marketable securities	131,000	319,000
Share issue costs	47,000	59,000
Property, plant and equipment	17,000	127,000
Cummulative Eligible Capital	19,000	-
	3,886,800	4,539,000
Valuation allowance	(3,886,800)	(4,539,000)
	-	-

At December 31, 2009, the Company had operating loss carryforwards available for tax purposes in Canada of $4,223,500 which expire between 2010 and 2029 and in Mexico of $2,978,000 which expire between 2010 and 2019.

15.

Commitments and contingencies

(a)

The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

$

2010	60,070
2011	5,000
65,070

(b)

During 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.

(c)

During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

16.

Financial instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net income by $125,000.

A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company's net income by $30,000.

16.

Financial instruments (continued)

(b)

Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the balance sheet date. The Company does not have any asset-backed commercial paper in its short-term investments.  The Company's GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

The allowance for doubtful accounts was unchanged during the year.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company's annual net income by $115,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company's input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

17.

Management of capital risk

The Company manages its cash and cash equivalents, and shareholder's equity (see Note 9).  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$13,142,671	$-	$-	$13,142,671
Marketable securities	763,479	-	-	763,479
	$13,906,150	$-	$-	$13,906,150

18.

Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”).  The following is a reconciliation of major balance sheet categories reflecting the application of US GAAP:

Consolidated Balance Sheets

	2009	2008
	$	$
Total assets under Canadian GAAP	25,659,423	24,402,080
Write-off of deferred exploration costs (a)	(6,688,835)	(6,279,239)
Adjustment to equity investment (b)	(939,925)	(865,922)
Total assets under US GAAP	18,030,663	17,256,919

Shareholders' equity under Canadian GAAP	25,170,844	24,066,810
Write-off of deferred exploration costs (a)	(6,688,835)	(6,279,239)
Adjustment to equity investment (b)	(939,925)	(865,922)
Shareholders' equity under US GAAP	17,542,084	16,921,649

Significant differences between Canadian GAAP and US GAAP would have the following effect on reported net income of the Company:

Consolidated Statements of Loss and Deficit

	2009	2008	2007
	$	$	$
Net loss under Canadian GAAP	(2,192,959)	(3,961,642)	(1,048,820)
Write-off of current period deferred exploration costs (a)	(1,098,005)	(2,367,577)	(1,063,196)
Add back of deferred exploration costs written off in the current year (a)	688,409	1,007,485	525,934
Increase in equity investment loss (b)	(74,003)	(677,579)	(188,344)
Reclassification of dilution gain on equity investment to shareholders' equity (b)	196,476	-	(436,296)
Future income tax expense flow through shares (c)	(93,000)	-	(642,600)
Net loss under US GAAP	(2,573,082)	(5,999,313)	(2,853,322)

Net loss per share under US GAAP	(0.06)	(0.13)	(0.07)

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

The following is a reconciliation of cash flows incorporating the differences between Canadian GAAP and US GAAP:

Consolidated Statements of Cash Flows

	2009	2008	2007
Operating activities	$	$	$
Operating activities under Canadian GAAP	(946,188)	(1,260,980)	(2,228,550)
Exploration (a)	(1,092,321)	(2,458,918)	(1,358,442)
Operating activities under US GAAP	(2,038,509)	(3,719,898)	(3,586,992)

Investing activities
Investing activities under Canadian GAAP		(1,783,701)	(3,081,539)
Deferred exploration (a)	1,092,321	2,458,918	1,358,442
Investing activities under US GAAP	162,028	675,217	(1,723,097)

(a)

Under Canadian GAAP, exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration expenditures.

(b)

Under Canadian and US GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting.  Under US GAAP, the Company's share of Tarsis' loss was $188,344, $677,579 and $74,003 higher in 2007, 2008 and 2009, respectively, to reflect the fact that Tarsis is required to expense exploration expenditures under US GAAP and to account for the differences in the US GAAP treatment of flow-through shares as described in Note 18 (c).

During 2009, Tarsis issued shares and diluted the Company's equity interest from 33.2% to 27.6%.  For Canadian GAAP purposes, the Company recorded a loss on dilution of $196,476 (2007 – gain of $436,296) as a component of the equity loss. Under US GAAP, gains and losses on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders' equity. There was no dilution in 2008.

(c)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors.  The Company accounts for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders' equity. During 2009, the Company renounced $93,000 of the flow-through shares.

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

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

(d)

Adoption of new accounting standards

1)

In June 2009, FASB issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles.” ASC Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced. It did not impact our consolidated financial statements.

2)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued an amendment included in ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

3)

In December 2007, FASB issued an amendment to ASC 805 Business Combinations (formerly SFAS 141(R), Business Combinations), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

4)

In December 2007, FASB issued an amendment to ASC 810 Consolidations (formerly SFAS 160, Non controlling interests in consolidated financial statements, which amended ARB 51) to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

5)

In March 2008, the FASB issued an amendment to ASC 815 Derivatives and Hedging (formerly FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”)) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

6)

In April 2008, the FASB issued an amendment to ASC 350 Intangibles – Goodwill and Other (formerly FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 Business Combinations (formerly FASB Statement No. 141, Business Combinations). The amendment is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

7)

In April 2009, an amendment was issued to ASC 815 Derivatives and Hedging which addresses whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, an important consideration in determining the instrument's accounting classification. The amendment is effective for annual periods beginning after December 15, 2008.  The Company adopted the standard on January 1, 2009 with no impact on the Company's financial statements.

8)

In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ending December 31, 2009 without significant effect.

(e)

Future accounting pronouncements impacting the Company

1)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 “Accounting for Transfers of Financial Assets,” which amends FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities”) significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

(e)

Future accounting pronouncements impacting the Company

2)

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, “Amendments to FASB Interpretation No. 46 (R),” which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity's involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

18.

Subsequent events

(a)

Mineral properties

(i)

Caballo Blanco

In February 2010, the Company agreed to terms with NGEx Resources Inc. (“NGEx”; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx's (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden.  Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup's portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of the exploration programs.

(ii)

Tuligtic

In February 2010, Antofagasta terminated its option on the property.

(b)

Share Capital

In March 2010, the Company completed an agreement to issue 350,000 units on a private placement basis at a price of $1.00 per unit.  Each unit to consist of one common flow-through share and one-half non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.25 per share for one year.  A finder's fee of $9,625 is to be paid in cash and shares in respect of this placement.

Almaden Minerals Ltd.				Schedule 1
(An exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Professional fees	3,195,286	273,276	283,728	274,281
Office and licenses	2,421,959	257,822	267,161	334,054
Travel and promotion	1,443,775	153,121	196,268	251,029
Depreciation	1,374,004	169,973	195,757	218,789
Insurance	421,671	110,968	114,050	90,413
Rent	1,146,412	166,426	100,499	124,434
Stock exchange fees	536,205	68,816	65,597	65,118
Directors fees	33,495	33,495	-	-
Regulatory compliance	165,566	38,855	29,773	47,089
Transfer agent fees	249,564	18,501	17,795	13,915
Bad debts	221,719	-	-	91,168
Other	67,482	-	-	-
	11,277,138	1,291,253	1,270,628	1,510,290

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

For cash upon incorporation	1	1.00	1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990 #	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993 (carried forward)	5,894,895		3,569,809
Balance December 31, 1993 (brought forward)	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001 (carried forward)	17,123,006		15,010,776
Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822
For cash on exercise of share purchase warrants	58,591	1.78-2.85	192,150
For cash on exercise of stock options	786,792	0.55-2.50	1,378,430
Balance, December 31, 2007	44,469,638		48,226,402
For cash pursuant to private placements	189,500	0.70-2.50	278,319
For cash on exercise of stock options	866,691	0.45-2.50	654,671
Balance, December 31, 2008	45,525,829		49,159,392
For cash pursuant to private placements	3,293,316	0.85-0.95	1,658,465
For cash on exercise of stock options	154,000	0.39	59,752
Balance, December 31, 2009	48,973,145		50,877,609

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  March 30, 2010

By     /s/Morgan Poliquin

Morgan Poliquin, CEO

43