Form 20-F
period 2010-12-31
ALMADEN MINERALS LTD
filed 2011-03-31
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

55,500,822

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒  No

Indicate by check mark weather the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 ☒ Yes  ☐  No

Indicate by check mark weather the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐           Accelerated filer ☐                                                                                                 Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                             International Financial Reporting Standards as issued                                     Other ☐
            by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                                                          ☐  Yes  ☐  No

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

Indicated Mineral Resource: An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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

Measured Mineral Resource:  A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

Stock:  An igneous intrusive body of unknown depth with a surface exposure of less than 104 square kilometres.  The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

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

The following selected financial data of the Company for Fiscal 2010 and Fiscal 2009 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).   Until December 31, 2008, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Effective January 1, 2009 the Company adopted IFRS.

Pursuant to SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards”, the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial statements for the years ended December 31, 2009 and 2010 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

The basis of preparation and transition to IFRS are described in detail Notes 2 and 19, respectively, to our consolidated financial statements.

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share data)
	Year	Year
	Ended	Ended
	12/31/2010	12/31/2009

Revenues	$234	$2,441
Net loss	(3,465)	(2,286)
Loss per common share	(0.07)	(0.05)
Weighted average shares (000)	51,188	45,847

Working capital	29,187	14,530
Mineral properties	4,439	8,417
Net assets	35,694	25,171
Total assets	36,343	25,659
Capital stock	62,854	50,878
Dividends declared per share	0	0

Canadian/U.S. Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$)

Table No. 2 sets forth the exchange rate for the Canadian dollars at the end of the five most recent fiscal periods ended at December 31st, the average rates for the period, the range of high and low rates and the close for the period.  Table No. 3 sets forth the range of high and low rates for each month during the previous six months.

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2010	$1.03	$1.08	$1.00	$1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.06	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99
Fiscal Year Ended 12/31/2006	1.15	1.17	1.10	1.17

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011
High	$1.05	$1.03	$1.03	$1.02	$1.00	$1.00
Low	1.02	1.00	1.00	1.00	0.99	0.97

The exchange rate was $0.98 on March 25, 2011.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $3,464,652 in Fiscal 2010 and $2,285,959 in Fiscal 2009.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2010 and 2009, the Company had revenue from exploration and drilling contractor services provided to third parties. Otherwise, the Company has had no prior year’s history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine and the bulk sampling on the Elk gold property. Neither the Company nor its predecessor has paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company’s predecessor was through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements. Any future additional equity financing would cause dilution to current stockholders.

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

As a requirement for performing certain exploration activities, the Company has $124,764 on deposit as reclamation bonds for exploration work and site disturbance on the Elk and other prospects in Canada and the United States.  These allocated funds have been deposited for the benefit of the Province of British Columbia and the State of Nevada until released upon approval from the Province and State after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 21, 2011 there were share purchase options outstanding allowing the holders of these options to purchase 4,980,000 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 1,205,499 shares of common stock.  Directors and officers of the Company hold 4,295,000 of these share purchase options.  An additional 685,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 21, 2011 there were 55,876,822 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options would cause the number of issued and outstanding common shares to rise 8.9%.  The exercise of all outstanding share purchase warrants would cause the number of issued and outstanding common shares to rise 2.2%.

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

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. James McInnes also serves as a director of Williams Creek Explorations Limited and Horseshoe Gold Mining Inc. Joseph Montgomery also serves as a director of Infrastructure Materials Corp. Gerald Carlson also serves as a director and President of Windstorm Resources  Inc., a director of Copper Ridge Explorations Inc., director of Blue Sky Uranium Corp., director of Tarsis Resources Ltd., director of Panthera Exploration Inc., director of Enertopia Corporation, a director of Fairmont Resources Inc., and director of Pacific Arc Resources Inc. Barry Smee also serves a s a director of Platinum Group Metals Ltd. Marc Blythe also serves as a director and President and Chief Executive Officer of Tarsis Resources Ltd., director of Arcus Development Group Inc. and Inform Resources Ltd. and an officer of Rockhaven Resources Ltd.  Mark Brown also serves as a director and CFO of Rare Element Resources Ltd. and Portal Resources Ltd. and CEO and director of Fox Resources Ltd. He also serves as a director of Strategem Capital Inc., Sutter Gold Mining Inc., Animas Resources Ltd. and Avrupa Minerals Ltd.  He also serves as a CFO for Pitchstone Exploration Ltd., Tarsis Resources Ltd., and Rye Patch Gold Ltd. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Competition
There is competition from other mining exploration companies with operations similar to those of the Company's.  Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company.  Such competitors could outbid the Company for such projects, equipment or personnel, or produce minerals at a lower cost which would have a negative effect on the Company’s operations and financial condition.

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

The Company’s common shares began trading on The Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the American Stock Exchange, now the NYSE Amex, under the symbol “AAU” on December 19, 2005.  Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of other company’s shares.

Organizational Structure
The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions.  These subsidiaries are:

	Jurisdiction	Nature of operations

Almaden America Inc.	Nevada	holding company
Republic Resources Ltd.	British Columbia	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company

At December 31, 2010, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993 and a 16.7% share interest in Tarsis Resources Ltd. (formerly Tarsis Capital Corp.), a company incorporated in Alberta, Canada on October 21, 2005 and continued into British Columbia on June 2, 2008.

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

Company’s Principal Properties
The Company has four principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada (100% interest), (2) the Tuligtic prospect (100% interest) which includes the Ixtaca zone in Mexico, (3) the Caballo Blanco gold, silver, copper prospect in Mexico (100% interest subject to a sliding scale NSR and a 70% option agreement earn in right by Goldgroup Resources Inc.), and the El Cobre copper-gold prospect (60% interest, JV agreement with Goldgroup Resources Inc. who has a 40% working interest).

Company’s Secondary Properties
The Company’s secondary property interests include the ATW diamond prospect in Canada (net 65.5% property interest), the Merit prospect in Canada (100% interest), the San Carlos prospect in Mexico (100% interest), the Yago prospect in Mexico (100% interest), the Matehuapil prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Golden Minerals Ltd.) and the Caldera prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Windstorm Resources Ltd.

In February 2010, the Bufa prospect in Mexico was sold to Lincoln Mining Corporation subject to a 2% NSR.

The PV prospect in Canada was sold to Consolidated Spire Ventures Ltd. during Fiscal 2006.  The MOR, Tim and other prospects in Canada and the Erika prospect in Mexico were sold to Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) during Fiscal 2007 (refer to The MOR Prospect – Canada). During Fiscal 2008, the Ram prospect in Canada was sold to Ross River Minerals Inc. subject to a 2% NSR and the Prospector Mountain prospect was sold to Tarsis Resources Ltd.

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

In the United States, federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management (“BLM”). A payment of US$140 per claim is payable to the BLM by September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.

In Mexico, mining law is a federal matter.  The government requires annual assessment work and expenditures per hectare which increase with the size and age of the claim.  Land taxes per hectare also have to be paid by January 31 and July 31 each year.  Both amounts are subject to inflation accounting and the inflation adjustment number for each fiscal period is published in the official gazette.

PRINCIPAL PROPERTY INTEREST IN CANADA

“MAP 1 - CANADA”

The Elk Property – Canada

“MAP 2 - ELK”

The Elk Property contains a known mineral deposit but all current work by the Company on the property is exploratory in nature.

Option to Acquire Interest
Initial staking was undertaken in November 1986 with additions in 1987, 1988, 1989 and 2006.  A block comprising 72 units was optioned in October 1988. The Siwash North mining lease was issued in September 1992. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for the Company’s predecessor (“Fairfield”) until April 1995 when Fairfield assumed operations.  Fairfield amalgamated with Almaden Resources Corporation in February 2002 and the claims were transferred to the amalgamated company Almaden Minerals Ltd.

On February 16, 2011, the Company announced it has entered into an Asset Sale Agreement under which Beanstalk Capital Inc. (“Beanstalk”) will acquire 100% of the Elk gold deposit. Almaden will retain a 2% NSR in the Elk project.  Under the terms of the Agreement, Almaden will receive 37 million common shares of Beanstalk. Closing of the transaction is expected in the second quarter 2011 and remains subject to applicable regulatory approvals, including approval of the TSX.  As part of the Transaction, Beanstalk will complete a private placement to close concurrently with the Transaction of up to 10,000,000 units (each a “Unit”) at a purchase price of $0.50 per Unit (each Unit consisting of one common share and one whole warrant (“Warrant”) exercisable at $0.75 for three years from the Closing) and up to 3,850,000 common shares in the capital of Beanstalk issued on a flow-through basis (each a “Flow-Through Share”) pursuant to the Income Tax Act (Canada) at a purchase price of $0.65 per Flow-Through Share for aggregate gross proceeds of up to $7,502,500, or in such other amounts and on such other terms as may be determined by Beanstalk.  It is anticipated that upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and director of Almaden) will be Directors of Beanstalk.  Marc Blythe (VP Mining of Almaden) is expected to be President of Beanstalk.

Expenditures to Date
During Fiscal 2010, the Company incurred $2,514,617 of expenditures, primarily on infill and exploration drilling, new camp construction and the completion of a preliminary economic assessment in January 2011.  As at December 31, 2010, the Company had deferred costs of $8,760,369 on this property.

Location and Access
The Elk Property consists of 28 contiguous mineral claims comprising 783 cells plus a 15 hectare mining lease located 40 kilometres west of Peachland, British Columbia in the Similkameen Mining Division.  The claims were converted to the new computer based cell system in July and August of 2005.

The claims cover forested, gently rolling hills with fair to poor bedrock exposure.  The property is accessible by paved highway, 50 kilometres from Westbank, British Columbia, or 50 kilometres from the town of Merritt, British Columbia.

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

Surface diamond drilling totalling 6946.34 metres in 88 holes was completed on the Siwash mining lease during 1996.  Detailed drilling was carried out in the area of the proposed Phase 5.5 open pit at approximately 20 metre centers.  Five holes were drilled in the Deep B area down dip from the existing underground development.  A new vein, known as the WD zone was outlined by 25 holes.  A soil geochemistry anomaly in the Gold Creek West area was examined with five drill holes.

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

During 2001, a 230-metre trenching program comprising seven trenches was carried out on the claims in the Siwash East and Gold Creek West areas.  The trenches were dug to determine the source of gold bearing quartz fragments found on surface and in road cuts.  Six trenches in the Siwash East area, located 1.7 km to the east of the Siwash Mine site, exposed quartz veins up to 20cm thick and narrow pyritic fault zones cutting quartz monzonite adjacent to an andesite dyke. The andesite dyke was traced over 150 metres in four trenches with strong alteration and narrow bands of pyritic gouge containing quartz fragments in the immediate vicinity of the dyke.  Trench SE01-4 was dug to a depth of 2.5 metres and exposed a steeply dipping quartz vein about 20cm thick.  A 0.5 by 0.5 metre panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton (21.8 gm/t) gold and 0.96 oz/ton (32.9 gm/t) silver.  Adjacent trenches 35 metres to the west and 50 metres east exposed the andesite dyke with a strong alteration zone but no quartz veins and weak gold values.

Trench GCT01-1 was excavated the Gold Creek West area, 400 metres southwest of the mine site, to further expose a quartz vein discovered earlier in the year by hand trenching.  Deeper excavation revealed a discontinuous quartz vein approximately 30cm thick over a length of nine metres hosted in strongly argillically altered quartz monzonite that shows evidence of slumping and deformation.  The vein returned a value of 0.598 oz/ton (20.5 gm/t) gold and 1.74 oz/ton (59.6 gm/t) silver from a 0.8 metre by 0.5 metre panel sample.

A comprehensive review of the property database was completed on August 31, 2001 by Leo King, P.Eng., an independent consultant.  His report recommends a three stage 9500 metre drill program to further explore the Siwash, Gold Creek West and WD vein systems.

During the 2002 field season twenty six NQ diamond drill holes tested the WD, B Zone, Gold Creek West and Bullion Creek vein systems for a total of 4996m. Seven holes were drilled into the WD zone to test the perimeter of the known shoot.  The WD veins were intersected in all holes close to the projected depths.  Eleven holes were drilled into the Deep B shoot located immediately below the existing underground development to fill-in the drill spacing to less than 25 metres and to test the perimeter of the known mineralization.  Two holes were drilled on the west side of the existing open pit to help determine the feasibility of a pit expansion to the west. The Gold Creek West vein located approximately 450m southwest of the existing open pit was tested with four holes in two 50 metre step-outs to the west of the existing grid.  Two holes were drilled into the Bullion Creek structure located 700 metres to the north of the open pit to test a geochemical anomaly.

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

The 2004 diamond drill program in the Siwash Gold Mine area was completed in early November for a total of 10,265 metres of NQ drilling in 44 holes. The program extended the known perimeter of the WD zone 150 metres to the east and 100 metres downdip in 50 metre step-outs.  Seven holes were drilled into the B zone to test a southwest shoot to depth and to fill in between existing 50 metre intercepts below the existing mine workings.  Four holes were drilled to test the Bullion Creek zone over a 100m strike length.  All completed holes intersected the projected zones.  Two holes were abandoned due to poor ground conditions. Geological interpretation and re-assaying was completed and a summary of composited drill results greater than 10 gm/t-metre Au is listed below.

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

The 2005 diamond drill program in the Siwash Gold Mine area of the Elk property was completed in late October for a total of 8,394 metres of NQ drilling in 36 holes

The high grade core of the WD vein system has now been tested at intervals of 25m along strike and 50m down dip. The vein was intersected in all holes and has a drill tested strike length of 710m and down-dip length of 430m.  Four holes tested the continuity of the WD to WD3 zones to the south and west of the 2004 drill grid.  All four holes intersected the targeted zones.

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

The 2006 program consisted of 8,873 metres of diamond drilling in 58 holes.  This program focused on testing the near surface continuity and grade of the WD vein, increasing the density of drill hole intersections to 25 by 50 metres to approximately 100 metres below surface. The vein was intersected in all holes and now has been drill tested along strike for 730 metres and down dip for 450 metres.

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

Assaying has been completed and a summary of composite drill results greater than 10 gram-metres gold is listed below. True widths are based on core to vein angles.

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
 Note:           m signifies metres; g/t signifies grams per tonne; oz/t signifies ounces per ton.

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

In October 2009, the Company received an updated geological model and 43-101 compliant mineral resource estimate from Lions Gate Geological Consulting Inc. (“LGGC”) for its Elk gold deposit. The new model and resource estimate incorporated drilling results from 2007 not included in the previous estimate prepared by Giroux Consultants Ltd. in April, 2007. A review of the new and historical data resulted in a revised geological model and mineral resource estimate. The new model recognises eight separate vein zones that comprise the B vein system and four separate zones that comprise the WD vein. Almaden's management believes that this new model and resource more accurately reflects the geology of the vein system.

Cut-off g/t	Vein	Method	Class	Tonnage	Au g/t	Au Ounces
			Open Pit
1	B&WD	Open Pit	Measured	70,000	9.6	20,000
1	B&WD	Open Pit	Indicated	550,000	5.0	90,000
			Measured &
1	B&WD	Open Pit		610,000	5.5	110,000
			Indicated
1	B&WD	Open Pit	Inferred	150,000	6.3	30,000
			Underground
5	B&WD	Underground	Measured	50,000	19.0	30,000
5	B&WD	Underground	Indicated	260,000	13.5	110,000
			Measured &
5	B&WD	Underground		300,000	14.4	140,000
			Indicated
5	B&WD	Underground	Inferred	620,000	12.2	240,000
		Open Pit and Underground Combined
		Open Pit &
1 and 5	B&WD		Measured	110,000	13.5	50,000
		Underground
		Open Pit &
1 and 5	B&WD		Indicated	800,000	7.7	200,000
		Underground
		Open Pit &	Measured &
1 and 5	B&WD			920,000	8.4	250,000
		Underground	Indicated
		Open Pit &
1 and 5	B&WD		Inferred	780,000	11.0	270,000
		Underground
 Table 1: 2009 LGGC Resource Estimate

The Elk project has resource estimate blocks that are both close to surface and may be amendable to open pit mining methods and deeper high grade blocks that may be amenable to underground mining methods. Mr. Gordon Zurowski, P.Eng. of PEG Mining Consultants Inc. (“PEG”) produced a pit shell that LGGC incorporated in the mineral resource estimation tabulations. The input parameters used by PEG for the pit shell do not result from project specific studies but are considered to be reasonable cost assumptions for the style and size of the Elk project. The 2009 mineral resource estimate for the Elk project is declared using 1.0 Au g/t cut-off for blocks that are within the resource estimation pit shell and a 5.0 Au g/t cut-off for blocks below the pit shell. A summary of the 2009 LGGC estimate is provided in table 1. LGGC has reviewed the pit-shell parameters and finds them reasonable for inclusion in the mineral resource estimation.

For purposes of an equitable comparison, LGGC also tabulated the gold grade blocks of the 2009 estimate using a global cut-off of 1 g/t Au which was also used in 2007 (Table 2). The 2009 mineral resource estimate includes a minimum vein thickness of between 1.2 and 1.5 metre wide for the vein solids, resulting in dilution of the more narrow vein intercepts. This dilution, accompanied by an updated geological interpretation of the vein sets, has lowered the grade of some vein intercepts but has resulted in an increased tonnage for the 2009 mineral resource estimation.

	2009 LGGC Global Resource (1 g/t cutoff)			2007 Giroux Global Resource (1 g/t cutoff)
	Tonnage	Grade (g/t)	Total Ounces	Tonnage	Grade (g/t)	Total Ounces
Measured	170,000	9.7	50,000	320,000	11.585	119,200
Indicated	1,400,000	5.4	240,000	581,000	8.952	167,200
Measured and Indicated	1,570,000	5.9	300,000	902,000	9.887	286,700
Inferred	1,860,000	6.0	360,000	826,000	7.949	211,100
Table 2: Comparison of 2009 and 2007 Estimates

A complete copy of the report provided by LGGC has been placed on the company's website. The Elk deposit veins are open along strike and to depth. In addition to the B and WD vein systems, there are other known veins and exploration targets on the 15,000 hectare property. The Company’s management believes there is excellent potential to increase the mineral resource at the Elk deposit through further exploration. On May 15th, 2008 the Company released results of metallurgical test work performed by G & T Metallurgical Services Ltd. (“G & T”) of Kamloops, an ISO 9001:2000 accredited laboratory, on diamond drill core recovered during the 2007 season.

The tests, which examined feed grades between 5 and 47 g/t gold, had average gold recoveries of 95% using gravity plus cyanidation. The company owns mill equipment, presently in storage near the property, which could be an important factor in any future development plans for the project.

Summary of the technical details used by LGGC to complete the 2009 Resource Estimate for the Elk Project:

●
The Elk gold project is a mesothermal quartz vein gold deposit hosted by the Okanagan Complex Batholith. Two vein systems, the B Vein and the WD Vein have been included in the current resource estimation.

●
The resource estimate reported in this news release was prepared by Susan Lomas, P.Geo., President and Principal Consultant of Lions Gate Geological Consulting Inc., who is the independent Qualified Person (as defined by NI 43-101) and reviewed the geological and analytical information in sufficient detail to support the data incorporated in the resource estimate.  The Mineral Resource was completed on September 21st, 2009, and was built using GEMS® software and includes gold assay results from 419 surface and 290 underground diamond drill holes.

●
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

●
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

●
Blocks in the model measure 2m in height, 5m along the long axis of the vein and 1 m wide.  This small block size is supported in the best drilled areas of the deposit and was chosen to support a scoping study on underground mining extraction method for the bulk of the deposit.  Potential for open pit extraction is also to be studied for the near surface material.

●
The gold grade composites were interpolated into the block model using inverse distance method to the fourth power.  The block model was validated by visual inspection on sections and plans and by geostatistical review.

●
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

Recent exploration work
In addition, management decided to update metallurgical parameters for the project.  Various reports have been commissioned on the project, however all metallurgical studies pre-date the implementation of NI 43-101.  In order to achieve NI 43-101 compliance for the metallurgical testwork, fresh diamond drill holes were completed to provide bulk samples for testing.  Metallurgical testwork has been carried out under the supervision of Mr. John Follinsbee, P.Eng., of G & T Metallurgical Services Ltd., of Kamloops, BC. And Gary Hawthorn, P.Eng. of Westcoast Mineral Testing Inc. of North Vancouver, BC.

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

During Fiscal 2010, the Company conducted a diamond drilling program on the Elk project and commissioned a 43-101 Preliminary Economic Assessment and Resource Update. In 2010, 87 holes were drilled in the resource area for a total of 12,749 metres. In addition, four holes were drilled on the south showing for a total of 300 metres. Brian Alexander, P.Geo., a qualified person under the meaning of National Instrument 43-101, supervised the 2010 exploration program. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Intervals that returned assays below detection were assigned zero values. Composites were calculated using a cut-off grade of 0.25 g/t gold and with a maximum of 5 metres internal dilution (values below 0.25 g/t). Reported widths are intersection and not true widths. The 2010 drill program was designed to increase the confidence level of the resource and expand the known mineralisation. Below are reported significant intercepts in tabular form from the 2010 drill program.

Zone	Hole #	From (m)	To (m)	Width (m)	Gold (g/t)
South	SSD 10-003	46.50	55.79	9.29	0.65
South	SSD 10-003	11.80	15.00	3.20	1.14
South	SSD 10-004	39.00	46.81	7.81	1.04
Resource Area	SND 10-001	13.60	14.00	0.40	4.14
Resource Area	SND 10-002	33.00	34.34	1.34	1.12
Resource Area	SND 10-004	106.70	108.45	1.75	5.35
Resource Area	SND 10-005	63.85	65.30	1.45	3.21
Resource Area	SND 10-005	87.80	89.60	1.80	6.76
Resource Area	SND 10-006	98.30	100.70	2.40	14.87
Resource Area	SND 10-007	79.30	85.50	6.20	0.56
Resource Area	SND 10-008	71.95	74.50	2.55	2.44
Resource Area	SND 10-009	92.70	96.30	3.60	1.99
Resource Area	SND 10-010	94.25	105.45	11.20	0.31
Resource Area	SND 10-010	146.10	148.30	2.20	13.08
Resource Area	SND 10-011	83.03	89.55	6.52	23.74
Resource Area	including	86.30	89.55	3.25	46.70
Resource Area	SND 10-012	71.35	83.80	12.45	2.97
Resource Area	including	71.35	72.40	1.05	9.31
Resource Area	and	78.68	83.80	5.12	5.14
Resource Area	and	78.68	80.40	1.72	15.12
Resource Area	SND 10-013	56.95	66.80	9.85	1.31
Resource Area	SND 10-013	72.20	84.60	12.40	1.51
Resource Area	including	72.20	76.00	3.80	5.16
Resource Area	SND 10-014	61.00	67.25	6.25	0.73
Resource Area	SND 10-014	71.95	76.25	4.30	1.73
Resource Area	SND 10-015	78.95	83.15	4.20	1.33
Resource Area	SND 10-015	99.77	103.25	3.48	0.81
Resource Area	SND 10-016	30.70	38.20	7.50	0.39
Resource Area	SND 10-017	94.00	95.50	1.50	26.40
Resource Area	SND 10-018	31.15	61.00	29.85	1.46
Resource Area	including	40.65	42.05	1.40	11.26
Resource Area	and	50.85	52.35	1.50	12.61
Resource Area	SND 10-019	43.45	54.75	11.30	0.40
Resource Area	SND 10-019	64.20	68.20	4.00	0.52
Resource Area	SND 10-020	68.00	68.30	0.30	13.75
Resource Area	SND 10-020	100.90	104.05	3.15	1.26

Zone	Hole #	From (m)	To (m)	Width (m)	Gold (g/t)
Resource Area	SND10-21	140.80	141.90	1.10	2.23
Resource Area	SND10-22	116.45	118.38	1.93	0.54
Resource Area	SND10-23	33.50	33.85	0.35	0.54
Resource Area	SND10-24	100.47	101.00	0.53	10.45
Resource Area	SND10-24	106.95	107.70	0.75	1.41
Resource Area	SND10-25	91.42	91.66	0.24	8.32
Resource Area	SND10-26	88.40	88.90	0.50	11.09
Resource Area	SND10-27	63.20	68.10	4.90	1.29
Resource Area	SND10-27	89.40	90.70	1.30	4.45
Resource Area	SND10-28	121.70	123.70	2.00	1.39
Resource Area	SND10-29	175.86	178.00	2.14	6.28
Resource Area	SND10-32	20.37	20.65	0.28	62.80
Resource Area	SND10-32	54.20	55.70	1.50	0.53
Resource Area	SND10-32	82.10	85.65	3.55	0.62
Resource Area	SND10-34	24.65	28.00	3.35	2.87
Resource Area	SND10-34	32.80	44.85	12.05	0.51
Resource Area	SND10-40	116.45	118.38	1.93	0.54
Resource Area	SND10-41	98.95	101.10	2.15	0.65
Resource Area	SND10-41	111.00	118.35	7.35	0.37
Resource Area	SND10-41	149.20	150.20	1.00	7.07
Resource Area	SND10-42	101.00	115.50	14.50	1.96
Resource Area	including	101.00	102.80	1.80	14.57
Resource Area	SND10-43	47.50	47.60	0.10	13.35
Resource Area	SND10-44	182.15	182.90	0.75	11.93
Resource Area	SND10-45	21.60	23.45	1.85	1.66
Resource Area	SND10-45	59.10	63.17	4.07	1.33
Resource Area	SND10-46	36.27	36.50	0.23	1.76
Resource Area	SND10-47	27.90	28.10	0.20	141.50
Resource Area	SND10-47	198.40	199.90	1.50	5.46
Resource Area	SND10-48	148.80	150.20	1.40	3.20

On January 24, 2011, the Company reported the results of the positive Preliminary Economic Assessment (“PEA”) of the open pit potential the project. The results for the base case (at US$1,000 per troy ounce) indicate a mining project with a 7 year mine life producing 139,000 ounces of gold at estimated cash operating costs of C$528 per troy ounce, initial capital expenditures of C$9.91 MM, pre-tax Internal Rate of Return of 51%, payback of 1.85 years and NPV of C$28.7 MM using a discount rate of 8%. The results for US$1,200 per troy ounce case indicate a mining project with a 9 year mine life producing 297,000 ounces of gold at estimated cash operating costs of C$652 per troy ounce, initial capital expenditures of C$17.5 MM, pre-tax Internal Rate of Return (IRR) of 39%, payback of 3.3 years and NPV of C$67.9 MM using a discount rate of 8%.

The NI 43-101 compliant PEA was completed by Roger Pooley, (MAusIMM) of SRK Consulting Australasia Pty Ltd. (“SRK”). SRK relied on other authors in the areas of Geology, Resources, and Mineral Processing. Susan Lomas, P.Geo. of Lions Gate Geological Consulting (“LGGC”) prepared an updated National Instrument 43-101 compliant resource. Gary Hawthorn, P.Eng. of Westcoast Mineral Testing Inc. (WCMT) supervised the metallurgical testing and estimated the preliminary capital and operating costs for a treatment plant. Brian Alexander, P.Geo. supervised the 2010 drilling program.  A Technical Report entitled “NI 43-101 Technical Report for a Preliminary Economic Assessment on the Elk Gold Project, Merritt, British Columbia, Canada” dated January 14th, 2010 was filed at www.sedar.com on January 27, 2011. The experts listed above have written sections of this Technical Report and are acting as the Qualified Person (QP) for those sections.

The PEA did not consider the underground potential of the resource but only the portion of the current resource amenable to open pit mining. The 2010 Mineral Resource Estimate and the PEA study do not include the results of the 2010 drilling at The Company plans to incorporate the 2010 drilling results into an updated mineral resource estimate once all the assay results are received, for the purposes of more advanced studies, including an analysis of the underground potential. The PEA recommends that the Company proceed with a Pre Feasibility Study of the project.

Highlights of the Preliminary Economic Assessment:

- Average life of mine cash operating cost of C$528 per ounce at US$1,000 per ounce (Base Case) and C$652 at US$1,200 per ounce.

- Estimated start-up capital expenditures of C$9.91 million and life of mine sustaining capital of C$12.18 million (Base Case).

- At US$1,000 per ounce, pre-tax Internal Rate of Return (IRR) of 51%, payback of 1.85 years and NPV of C$28.7 MM using a discount rate of 8% (Base Case).

- At US$1,200 per ounce gold, pre-tax Internal Rate of Return (IRR) of 39%, payback of 3.3 years and NPV of C$67.9 MM using a discount rate of 8%.

Project summary	Base Case	$1200 Case	Unit
Assumed gold price	1000	1200	US$/tr.oz
Tonnes per day treated	500	1000	tpd
Life	7	9	years
Total tonnes treated	1.1	2.6	MT
Grade	4.14	3.89	g/t
Waste: Ore ratio	16.4	30.1
Plant recovery	92	92%
Ounces Au produced	139,198	297,239	Tr.oz
Initial capital expense	9.91	17.50	C$M
Working and preproduction capital	2.27	9.60	C$M
Waste mining	2.42	1.90	C$/tonne waste
Ore mining	8.38	5.87	C$/tonne ore
Processing	20.68	14.74	C$/tonne ore
Administration and overheads	2.07	1.27	C$/tonne ore
Total operating cost	70.30	78.91	C$/tonne / ore
Pre-tax NPV @ 8%	28.7	67.9	C$M
Pre-tax IRR	51%	39%
Max Exposure	13.66	33.53	C$M
Payback, years from start production	1.85	3.30	years
ratio, gross earnings: max exposure	5.02	6.00
ratio, NPV: max exposure	2.10	2.03
Table 1:                      Project Assumptions and Results for Base and US$1,200 Cases

Economic Parameters and Constraints for the Preliminary Economic Assessment:

The preliminary assessment includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. This mining study and PEA are at a conceptual level where different options can be considered and a broad understanding of the potential project performance can be gained. SRK and Almaden consider this project to be preliminary or “green field” in nature as previous mining activity on the property was largely for exploration purposes and the property has not been the subject of a detailed pre-feasibility study as is defined in NI 43-101. For the base case pit scenario 9% of the resource considered viable in the study are Measured Resources, 73% Indicated and 18% Inferred Resources. For the US$1200 pit scenario 7% of the resource considered viable in the study is based on Measured Resources, 71% on Indicated and 22% on Inferred Resources.

The trial open pit operation that occurred in the 1990s mined a small portion of vein material. The scenario developed as a recommendation for further study is summarised in the following table. Known as the Base Case, it is based on using augmented process equipment that Almaden already owns. This limits the throughput to 500 tpd. The Base Case is a conservative and low risk scenario in the light of the current gold price, and in practice the project could be expanded to mine a much larger part of the known resources if current gold prices are sustained.  To show the effect of this, an alternative case known as the US$1200 case was also studied. The US$1200 case assumes that a gold price of US$1200/tr.oz will be maintained for eight years. The mine processing plant production is doubled, to 1,000 tpd. The underground resources declared in Table 3 below are not considered for production in this report. It is believed that if the project proposed goes ahead, then these resources will have a much improved chance of being mined, because access can be gained from within the open pit, and the treatment plant will have been built, and will be ready to accept underground production without further capital expense. This matter can therefore safely be left for consideration at a later time.

Item	Value	Unit
Slope Angle	45	°
Mining Costs	2.29	$/tonne waste
	8.25	$/tonne ore
Mining Recovery	1.0
Mining Dilution	1.1
Processing Cost including G & A	22.75	$/tonne
Processing Recovery	92%
Gold price	1,000	USD
US Dollar / CAD Dollar exchange rate	0.95
Selling Cost	2%	Of nominal gold sale price
Table 2: Base Case Pit Optimisation Parameters

Highlights of Updated Mineral Resource Estimate:

A mineral resource for the Elk Property was estimated by LGGC.  Multiple quartz veins were interpreted on north-south trending cross sections. Three-dimensional solids models were built from the sectional interpretations using diamond drill hole data captured through to 2007. Assay gold grades were capped and composited to vein width composites averaging about 1.5 m.  Gold grades were estimated into a block model using the inverse-distance method

Table 3:Mineral Resources for the B and WD Veins at the Elk Project

LGGC directed SRK to produce a pit shell that LGGC incorporated into the resource estimation tabulations using a US$1200 gold price to constrain the blocks into open pit amenable resources reported at a 0.5 g/t Au cut-off. The remaining resources, that may have potential for underground extraction, was reported at a 5.0 g/t Au cut-off and are located below the US$1200 pit shell. Table 3 reports the results of the mineral resource estimation for the B and WD Veins using data available from December 2007.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
Subject to regulatory approval, upon Beanstalk Capital’s closing of the purchase of the Elk project, Beanstalk will be carrying out all future work on the Elk Project.

PRINCIPAL PROPERTIES INTERESTS IN MEXICO

“MAP 3 - MEXICO”

The Tuligtic Prospect – Mexico

“MAP 4 -TULIGTIC”

The Tuligtic (formerly “Santa Maria”) prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The prospect was acquired by staking and is owned 100% through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.

During Fiscal 2006, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”). To earn a 60% interest, Pinnacle had to incur exploration expenditures totalling US$6,000,000 and issue 1,000,000 shares to the Company within six years. During Fiscal 2007, Pinnacle failed to meet the expenditure requirements of the agreement and the Company terminated the agreement.

In Fiscal 2009, the Company entered into an agreement with Antofagasta Minerals. S.C. (“Antofagasta”). To earn a 60% interest, Antofagasta had to incur exploration expenditures totalling US$7,000,000 and make cash payments of US$1,000,000 to the Company by March 23, 2014.  On February 16, 2010, the Company announced that Antofagasta had terminated its option to earn an interest in the prospect.

Expenditures to Date
During Fiscal 2010, the Company incurred $1,546,028 in staking and exploration costs on this prospect, primarily on a drill program, IP geophysical surveys and a geochemical soil sampling program.  As at December 31, 2010, the Company had deferred costs of $1,580,458 on this prospect.

Location and Access
The Tuligtic project is located roughly one hundred kilometres north of Puebla, Puebla State, Mexico and may be accessed by paved highway from Puebla.  Several other paved and unpaved roads provide access to various parts of the prospect from this highway. The centre of the prospect is approximately latitude 19 degrees 42 minutes North and longitude 97 degrees 52 minutes west.

Infrastructure
All major services are found in Puebla.  Labour is available in local towns and villages.  There is good road access throughout most of the area and major power lines also cross the prospect.  A local power line network supplies electricity to villages within the area.*

History and Recent Work
Several limited, superficial historic workings exist on the prospect mainly related to clay mining, however their age is unknown. To the Company’s knowledge, no recent work has been carried out on the prospect other than that done by the Company.

In January 2003, a program of geologic mapping, rock, stream silt sampling and induced polarization geophysics was carried out. This program focused on the exposed porphyry intrusive and related skarn bodies but also covered areas of epithermal alteration. Anomalous results were received from rock samples taken from both the porphyry style and epithermal alteration and mineralisation. These results warrant further work. One line of induced polarization geophysics was carried out on the prospect. This work identified a greater than two kilometre wide zone of elevated chargeability response which is coincident with the exposed altered and mineralised intrusive system.

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

The 2009 drilling program consisted of 2,973.05 metres in seven holes and was operated by Almaden on behalf of and under direct supervision of Antofagasta. Highlights of the drill program include 38 metres of 0.13% copper from 164 to 202 metres and 46 metres of 0.11 copper from 416 to 462 metres in hole DDH-01, 20 metres of 0.17% copper from 94 to 114 metres and 26 metres of 0.14% copper from 316 to 342 metres in hole DDH-02, 58 metres of 0.17% copper from 366 to 424 metres in hole DDH-03 (including 14 metres of 0.27% copper from 410 to 424 metres), 2 metres of 0.63% copper from 18 to 20 metres in hole DDH-04 and 20 metres of 0.11% copper from 276 to 296 metres and 8 metres of 0.13% copper in hole DDH-05. Molybdenum values were anomalous ranging up to 801 ppm (0.08%). Elevated gold values were also encountered including 2 metres of 1.34 g/t from 178-180 metres in hole DDH-01.

In August 2010, the Company reported the results from the first ever drilling on what is now being called the Ixtaca zone within the Company’s 100% owned Tuligtic project located in Puebla State, Mexico. Hole TU-10-1, the first drilled intersected multiple quartz-carbonate-sulphide vein zones over its entire length, averaging 1.01 g/t gold and 48 g/t silver over 302.41 metres from the base of overburden at 47.50 metres depth to the bottom of the hole at 349.91 metres depth. Vein intersections include 0.70 metres of 129 g/t gold and 4288 g/t silver (within an interval of 4.10 metres from 174.5 to 178.6 metres that averaged 25.71 g/t gold and 936 g/t silver). Below are two tables showing the broad intervals of gold-silver mineralisation and the high grade gold-silver vein zones respectively.

The veins are composed of banded fine grained quartz, calcite, rhodochrosite and sulphides which display textures typical of classic low-sulphidation epithermal veins. The Ixtaca zone is a blind drilling discovery as there is very little surface manifestation of the veins. The discovery is the result of the Company’s interpretation of the surface geology and utilising epithermal models of mineralisation.

From (m)		To (m) Width (m)		Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Ag/Au
47.50		349.91	302.41	1.01	48	1.7	47
including	62.00	275.00	213.00	1.23	62	2.2	51
and	101.00	275.00	174.00	1.49	74	2.6	50
and	225.77	271.26	45.49	1.95	69	3.0	36
and	315.00	349.91	34.91	1.23	32	1.7	26

Table 1: Broad Intervals, Ixtaca Zone, Hole TU-10-1

From (m)		To (m) Width (m)		Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Ag/Au
106.70		109.73	3.03	4.44	453	11.4	102
174.50		178.60	4.10	25.71	936	40.1	36
including	174.50	176.17	1.67	60.66	2112	93.2	35
and	174.50	175.20	0.70	129.00	4288	195.0	33
202.30		215.06	12.76	1.45	116	3.2	80
225.17		236.13	10.96	3.90	114	5.7	29
including	225.77	233.45	7.68	5.44	136	7.5	25
and	230.72	233.45	2.73	5.35	312	10.2	58
and	232.62	233.45	0.83	8.30	641	18.2	77
253.54		261.90	8.36	2.71	61	3.6	22
315.65		319.43	3.78	9.53	279	13.8	29
including	315.65	317.40	1.75	17.28	527	25.4	31
Table 2: High Grade Gold-Silver Intervals, Ixtaca Zone, Hole TU-10-1

Hole TU-10-3, from the base of overburden at 21.49 metres to 253.79 metres depth, intersected a 232.30 metre interval that averaged 0.36 g/t gold and 34 g/t silver (0.9 g/t AuEq., 57 g/t AgEq.). Vein intersections include 0.81 metres of 4.3 g/t gold and 721 g/t silver (15.4 g/t AuEq., 1,002 g/t AgEq.) and 0.20 metres of 7.5 g/t gold and 1190 g/t Ag (25.8 g/t AuEq., 1,678 g/t AgEq.). Hole TU-10-2 was drilled away from holes TU-10-1 and TU-10-3 and also intersected vein and zones of veining including 32.69 metres from 172.31 to 205.00 depth of 0.15 g/t gold and 32 g/t silver (0.6 g/t AuEq., 41 g/t AgEq.). Vein intersections in hole TU-10-2 include 1.34 metres of 0.1 g/t gold and 440 g/t silver (6.9 g/t AuEq, 448 g/t AgEq.). Below are tables showing the broad intervals of gold-silver mineralisation and the high grade gold-silver vein zones respectively. Subsequent to the receipt of these analytical results it was clear that more complete sampling of holes TU-10-2 and TU-10-3 was required.  TU-10-2 and TU-10-3 were subsequently sampled completely.

Hole	From (m)		To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Silver Eq. (g/t)	Ag/Au
TU-10-3	21.49		253.79	232.30	0.36	34	0.9	58	96
TU-10-3	including	34.20	222.00	187.80	0.42	41	1.0	68	98
TU-10-3	and	36.75	47.61	10.86	0.61	69	1.7	109	114
TU-10-3	and	78.97	211.04	132.07	0.49	46	1.2	78	95
TU-10-3	and	78.97	101.00	22.03	0.54	80	1.8	115	150
TU-10-3	including	78.97	89.00	10.03	0.80	121	2.7	172	151
TU-10-3	and	140.90	154.36	13.46	1.02	60	1.9	126	59
TU-10-3	and	191.95	211.04	19.09	1.12	86	2.4	158	77
TU-10-3	and	191.95	222.00	30.05	0.77	60	1.7	110	78
TU-10-2	172.31		205.00	32.69	0.15	32	0.6	41	211
TU-10-2	including	194.20	198.70	4.50	0.18	148	2.5	159	826

Table 1: Broad Intervals, Ixtaca Zone, Holes TU-10-2 and TU-10-3

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Silver Eq. (g/t)	Ag/Au
TU-10-3	78.97	79.3	0.33	3.86	378	9.7	629	98
TU-10-3	84.00	84.81	0.81	4.3	721	15.4	1002	166
TU-10-3	96.58	96.90	0.32	1.6	297	6.2	403	183
TU-10-3	110.16	110.47	0.31	2.2	481	9.6	624	219
TU-10-3	128.89	129.12	0.23	3.0	370	8.7	566	123
TU-10-3	140.90	141.10	0.20	4.1	113	5.8	378	28
TU-10-3	141.55	141.75	0.20	4.0	160	6.5	422	40
TU-10-3	142.94	144.16	1.22	2.5	113	4.3	277	45
TU-10-3	148.40	148.60	0.20	7.5	1190	25.8	1678	158
TU-10-3	152.41	152.99	0.58	5.4	111	7.1	462	21
TU-10-3	162.17	162.38	0.21	7.6	206	10.7	697	27
TU-10-3	163.18	163.44	0.26	3.9	392	10.0	647	100
TU-10-3	204.00	211.04	7.04	2.7	226	6.1	399	85
TU-10-3	including 204.00	206.65	2.65	3.6	329	8.7	565	91
TU-10-2	56.33	56.53	0.20	0.6	64	1.6	105	101
TU-10-2	57.58	57.78	0.2	0.96	137	3.1	199	143
TU-10-2	194.46	194.68	0.22	1.1	59	2.0	129	54
TU-10-2	197.36	198.70	1.34	0.1	440	6.9	448	3570

Table 2: High Grade Gold-Silver Intervals, Ixtaca Zone, Holes TU-10-2 and TU-10-3

In November 2010, the Company reported the results of holes TU-10-4 and TU-10-5. Both holes intersected multiple quartz-carbonate-sulphide vein zones over significant widths. Hole TU-10-4 intersected 158.0 metres (from 189.10 to 347.10 metres) averaging 0.94 g/t gold and 61.1 g/t silver (2.2 g/t AuEq and 108 g/t AgEq). Hole TU-10-5 intersected 230.43 metres (from 146.40 to 379.13 metres) averaging 0.51 g/t gold and 42.0 g/t silver (1.3 g/t AuEq and 67 g/t AgEq). Multiple higher grade intervals were also intersected in both holes (including 0.85 m of 8.83 g/t gold and 1337.0 g/t Ag in hole TU-10-4 and 0.52 m of 37.4 g/t Au and 466 g/t Ag in hole TU-10-5). The broad intervals of veining and high grade gold-silver zones are tabularised below.

Hole #	From (m) To (m) Interval (m)			Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-10-4		38.00 59.30	21.30	0.66	25.2	1.2	58
TU-10-4	including	38.00 47.20	9.20	1.10	41.2	1.9	96
TU-10-4	and	38.00 40.40	2.40	3.09	33.9	3.8	189
TU-10-4		189.10 211.80	22.70	0.83	79.6	2.4	121
TU-10-4	including	195.00 203.85	8.85	1.44	154.5	4.5	226
TU-10-4	and	202.90 203.85	0.95	7.57	882.3	25.2	1261
TU-10-4		229.70 233.80	4.10	0.75	44.1	1.6	82
TU-10-4		240.80 246.80	6.00	0.19	13.1	0.4	22
TU-10-4		252.45 347.10	94.65	1.33	79.9	2.9	146
TU-10-4	including	252.45 287.60	35.15	1.08	82.9	2.7	137
TU-10-4	and	262.90 263.75	0.85	8.83	1337.0	35.6	1778
TU-10-4	and	272.70 277.00	4.30	2.70	151.3	5.7	286
TU-10-4	and	282.50 287.60	5.10	2.44	60.3	3.6	182
TU-10-4	and	293.45 347.10	53.65	1.63	86.4	3.4	168
TU-10-4	and	296.20 310.70	14.50	2.97	158.8	6.1	307
TU-10-4	and	322.10 325.30	3.20	4.21	97.3	6.2	308
TU-10-4	and	328.30 329.50	1.20	2.68	198.0	6.6	332
TU-10-4	and	335.50 340.20	4.70	2.53	198.7	6.5	325
TU-10-4	and	343.35 344.70	1.35	2.01	35.6	2.7	136
TU-10-4		367.90 379.00	11.10	0.30	38.1	1.1	53

Table 1: Intervals Hole TU-10-4

Hole #	From (m) To (m) Interval (m)			Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-10-5		34.40 45.00	10.60	1.27	26.3	1.8	90
TU-10-5		63.20 73.30	10.10	0.68	41.6	1.5	76
TU-10-5		146.40 159.79	13.39	0.37	100.1	2.4	118
TU-10-5	including	149.15 150.40	1.25	2.80	706.0	16.9	846
TU-10-5		178.20 178.45	0.25	0.65	501.0	10.7	533
TU-10-5		183.76 185.05	1.29	0.21	614.7	12.5	625
TU-10-5		199.25 204.66	5.41	0.18	57.4	1.3	67
TU-10-5		213.81 335.91	122.10	0.74	40.9	1.6	78
TU-10-5	including	213.81 234.99	21.18	1.00	57.1	2.1	107
TU-10-5	and	227.16 230.06	2.90	3.78	230.2	8.4	419
TU-10-5	and	244.74 250.10	5.36	0.64	41.1	1.5	73
TU-10-5	and	261.26 276.46	15.20	0.71	53.1	1.8	89
TU-10-5	and	261.26 264.15	2.89	3.04	185.1	6.7	337
TU-10-5	and	283.45 335.91	52.46	1.04	51.2	2.1	103
TU-10-5	and	283.45 307.02	23.57	1.05	52.7	2.1	105
TU-10-5	and	295.00 299.74	4.74	3.50	128.1	6.1	303
TU-10-5	and	295.00 295.45	0.45	14.04	366.1	21.4	1068
TU-10-5	and	312.12 335.91	23.79	1.24	59.6	2.4	122
TU-10-5	and	319.16 323.81	4.65	4.24	127.3	6.8	339
TU-10-5	and	321.70 322.53	0.83	14.30	150.0	17.3	865
TU-10-5	and	332.50 334.76	2.26	2.07	197.6	6.0	301
TU-10-5		342.46 371.03	28.57	0.56	53.7	1.6	82
TU-10-5	including	368.84 369.77	0.93	3.60	476.2	13.1	656
TU-10-5		402.62 403.14	0.52	37.40	466.0	46.7	2336

Table 2: Intervals Hole TU-10-5

In November 2010, the Company reported the results from hole TU-10-6, located about 110 metres away (northeast) of holes TU-10-4 and TU-10-5 Hole TU-10-6 was collared with an azimuth of 150 degrees and dip of -50 degrees and intersected multiple quartz-carbonate-sulphide vein zones over significant widths. The entire zone of veining averaged 0.86 g/t gold and 61.7 g/t silver (2.1 g/t AuEq or 105 g/t AgEq) over 126.22 metres (from 295.58 to 421.80 metres). Multiple higher grade intervals were also intersected within this zone including 19.18 metres (from 317.50 to 336.68 metres) of 2.84 g/t gold and 160.2 g/t silver (6.0 g/t AuEq or 302 g/t AgEq). Both the broad intervals of veining and high grade gold-silver zones are tabularised below.

Hole #	From (m) To (m) Interval (m)			Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-10-6		111.16 111.82	0.66	0.56	62.1	1.8	90
TU-10-6		222.57 233.89	11.32	0.12	22.2	0.6	28
TU-10-6		273.26 277.52	4.26	1.41	130.4	4.0	201
TU-10-6	including	273.26 275.95	2.69	2.09	202.6	6.1	307
TU-10-6		295.58 421.80	126.22	0.86	61.7	2.1	105
TU-10-6	including	295.58 340.65	45.07	1.38	92.3	3.2	161
TU-10-6	and	317.50 336.68	19.18	2.84	160.2	6.0	302
TU-10-6	and	317.50 319.69	2.19	6.66	474.9	16.2	808
TU-10-6	and	331.61 336.68	5.07	5.45	242.4	10.3	515
TU-10-6	and	331.61 333.66	2.05	9.15	310.2	15.4	768
TU-10-6	and	345.47 359.05	13.58	0.89	72.6	2.3	117
TU-10-6	and	379.50 421.80	42.30	0.77	61.2	2.0	100
TU-10-6	and	405.85 412.07	6.22	2.55	209.2	6.7	336
TU-10-6	and	410.87 412.07	1.20	6.83	482.4	16.5	824

Table 1: Intervals Hole TU-10-6

In January 2011, the Company reported all outstanding assay results from its 2010 drilling program (holes TU-10-7 through TU-10-14.

Hole #	From (m)	To (m) Interval (m)		Gold (g/t)	Silver (g/t)	AUEQ (g/t)	AGEQ (g/t)
TU-10-7	37.05	53.83	16.78	0.48	24.4	1.0	48
including	43.35	47.55	4.20	0.91	30.5	1.5	76
TU-10-7	60.00	134.12	74.12	0.30	31.1	0.9	46
including	63.00	66.60	3.60	0.71	59.5	1.9	95
and	80.20	82.25	2.05	1.57	146.7	4.5	225
and	92.47	93.25	0.78	1.59	393.8	9.5	473
TU-10-7	139.20	162.25	23.05	0.16	15.1	0.5	23
TU-10-8	85.10	109.70	24.60	0.32	38.5	1.1	55
including	101.11	104.11	3.00	0.94	94.7	2.8	142
and	107.38	109.70	2.32	1.30	127.7	3.9	193
TU-10-8	117.32	135.87	18.55	0.22	24.3	0.7	35
including	123.00	126.45	3.45	0.91	90.7	2.7	136
TU-10-9	35.52	57.31	21.79	0.50	14.0	0.8	39
TU-10-9	271.28	281.20	9.92	0.46	16.2	0.8	39
TU-10-9	288.14	291.63	3.49	1.93	162.5	5.2	259
TU-10-9	297.94	299.13	1.19	1.07	57.3	2.2	111
TU-10-9	314.74	320.00	5.26	1.18	48.9	2.2	108
TU-10-9	333.00	341.56	8.56	0.61	10.5	0.8	41
TU-10-10	83.06	108.40	25.34	0.20	18.8	0.6	29
including	94.02	96.10	2.08	0.97	109.3	3.2	158
TU-10-10	180.50	188.50	8.00	0.22	33.5	0.9	45
TU-10-10	196.46	203.43	6.97	0.15	13.7	0.4	21
TU-10-10	223.49	225.29	1.80	0.26	31.1	0.9	44
TU-10-10	257.60	394.52	136.92	1.47	36.3	2.2	110
including	257.60	301.56	43.96	3.10	62.3	4.3	217
and	257.60	258.54	0.94	6.74	288.5	12.5	626
and	264.60	265.47	0.87	23.29	34.6	24.0	1199
and	271.72	273.43	1.71	13.11	55.6	14.2	711
and	278.53	286.05	7.52	7.76	216.5	12.1	605
and	335.79	341.78	5.99	3.07	163.9	6.3	317
and	347.90	352.26	4.36	2.83	119.8	5.2	261
TU-10-10	486.70	498.00	11.30	0.51	5.1	0.6	31
TU-10-11	122.70	124.20	1.50	0.65	229.8	5.2	262
TU-10-11	185.09	185.64	0.55	1.13	405.7	9.2	462
TU-10-11	204.98	408.63	203.65	1.01	44.3	1.9	95
including	255.42	338.50	83.08	1.83	77.7	3.4	169
and	207.82	208.40	0.58	1.27	274.5	6.8	338
and	223.05	224.50	1.45	3.02	284.7	8.7	436
and	241.03	242.94	1.91	6.72	551.5	17.8	888
and	258.68	260.45	1.77	48.98	1391.7	76.8	3841
and	279.23	280.63	1.40	7.82	560.3	19.0	951
and	292.93	296.34	3.41	2.91	133.9	5.6	279
and	303.09	306.90	3.81	2.79	113.1	5.1	253
and	333.85	336.36	2.51	6.30	237.1	11.0	552
TU-10-12	121.62	147.80	26.18	0.08	51.8	1.1	56
including	132.75	133.73	0.98	0.06	1050.0	21.1	1053
TU-10-12	172.93	338.00	165.07	0.83	50.8	1.8	92
including	229.44	296.20	66.76	1.65	111.4	3.9	194
and	230.32	275.33	45.01	2.37	157.4	5.5	276
and	234.13	236.96	2.83	10.52	685.8	24.2	1212
and	254.78	257.95	3.17	10.53	585.7	22.2	1112
TU-10-13	64.90	89.00	24.10	1.43	99.0	3.4	171
TU-10-13	193.65	201.33	7.68	0.21	19.2	0.6	30
TU-10-13	212.80	213.42	0.62	2.72	269.0	8.1	405
TU-10-13	289.50	289.92	0.42	6.67	304.0	12.8	638
TU-10-13	420.01	420.42	0.41	5.54	35.7	6.3	313
TU-10-13	426.62	427.70	1.08	1.69	37.2	2.4	122
TU-10-14	113.17	298.27	185.10	0.44	27.9	1.0	50
including	113.17	247.40	134.23	0.53	35.6	1.2	62
and	188.63	206.04	17.41	2.04	149.6	5.0	252
and	203.30	206.04	2.74	8.17	710.1	22.4	1119

In March 2011, the Company reported all outstanding assay results from its early 2011 drilling program (holes TU-10-15 through TU-10-17.

Hole	From (m)	To (m) Interval (m)		Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-15	138.30	276.00	137.70	0.82	28.4	1.4	69
and	138.30	150.59	12.29	6.16	40.4	7.0	348
and	139.70	142.00	2.30	31.46	69.4	32.8	1642
and	197.87	200.46	2.59	1.68	148.0	4.6	232
and	253.66	259.86	6.20	1.29	122.5	3.7	187
and	258.68	259.86	1.18	3.49	237.5	8.2	412
TU-11-16	208.00	409.35	201.35	0.99	86.2	2.7	136
includes	208.00	237.19	29.19	0.67	105.7	2.8	139
and	235.30	237.19	1.89	3.68	776.1	19.2	960
and	256.48	286.60	30.12	1.62	187.9	5.4	269
and	269.28	273.68	4.40	4.33	577.3	15.9	794
and	270.68	272.68	2.00	6.78	1038.5	27.5	1377
and	281.79	282.84	1.05	18.15	2250.0	63.2	3158
and	317.20	351.48	34.28	1.73	95.2	3.6	182
and	326.32	329.34	3.02	6.13	601.9	18.2	909
and	338.91	349.10	10.19	2.85	72.4	4.3	215
and	365.90	409.35	43.45	1.62	118.9	4.0	200
and	374.22	378.75	4.53	4.19	280.3	9.8	490
and	374.22	376.83	2.61	5.74	336.9	12.5	624
and	386.70	387.70	1.00	6.88	524.0	17.4	868
and	395.63	409.35	13.72	1.74	138.7	4.5	226
and	395.63	402.99	7.36	2.46	208.2	6.6	331
TU-11-16	439.00	443.00	4.00	1.11	13.0	1.4	69
TU-11-17	128.00	329.00	201.00	0.55	45.7	1.5	73
includes	149.33	253.80	104.47	0.79	77.7	2.3	117
and	183.38	191.14	7.76	1.46	123.3	3.9	196
and	226.28	247.00	20.72	1.87	228.2	6.4	322
and	238.73	253.80	15.07	1.79	260.8	7.0	350
and	238.73	247.00	8.27	2.68	416.9	11.0	551
and	296.75	305.00	8.25	0.88	9.1	1.1	53

All analytical work reported was carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations. Registered geologist Jim Lunbeck, a QP under the meaning of NI 43-101, will be the QP and project manager of Almaden’s 2011 Ixtaca program. Drilling recommenced at the Ixtaca zone in January 2011.

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

An induced polarisation geophysical survey was carried out on one line over the exposed stockwork veined intrusive. A further IP geophysical survey was carried out on eight lines, three kilometres in length, spaced 200 metres apart, and centred over the gullies which have cut through the unmineralised ash deposits and exposed the stockwork veined and copper-gold mineralised intrusive rocks. This survey indicated that the exposed mineralization represents a portion of a much larger intrusive hosted system characterised by an elevated chargeability response anomaly which is open in three directions and increasing in tenor with depth. Soil sampling has returned highly anomalous copper, molybdenum, silver and gold in soil samples over areas where the altered and mineralised intrusive rocks are exposed, and elevated chargeability responses have been recorded at surface. The volcanic rocks, which are exposed roughly one kilometre to the south of the outcropping intrusive are also extensively altered.  The alteration is considered indicative of the upper parts of an epithermal system and includes replacement silicification and sinter, the precipitate or sediment that was deposited from a hot spring.

Quartz-calcite veins with textural evidence of boiling have been identified outcropping in limestone roughly 100 metres beneath the exposed sinter. Initial sampling of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver.  The sinter and overlying altered volcanic rocks are anomalous in Hg, As and Sb.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company’s planned exploration program for Fiscal 2011 consists of diamond drilling the Ixtaca zone on 50 metre spaced sections and drill testing other targets on the property with a proposed budget of C$2MM.

The Caballo Blanco Prospect - Mexico

“MAP 5 - CABALLO BLANCO”

The Caballo Blanco prospect is without known reserves and all current work on the prospect is exploratory in nature.

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

The agreement was amended in January 2003. To earn a 100% interest, the Company must issue a total of 200,000 shares of its stock and pay US$668,500 plus value added tax by March 6, 2007 (amended) which issue and payment have been made. The underlying owner would also receive a NSR of 2.5% to 1% (“sliding scale NSR”) based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.

In Fiscal 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex was obligated to keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007.  During Fiscal 2006, Comaplex completed the earn-in requirements.  In Fiscal 2007, the Company acquired Comaplex’s 60% option interest for US$1,250,000 and made the final payment of US$210,000 plus value added tax to the underlying owner, now holding a 100% interest in the property subject to the sliding scale NSR.

Also in April 2007, the Company entered into an option agreement with Canadian Gold Hunter Corp. (“CGH”). To earn a 70% interest, CGH agreed to keep the property in good standing, issue 1,000,000 million shares of CGH to the Company (received), make a US$500,000 payment (received), incur exploration expenditures totalling US$12,000,000 and fund all costs required for the completion of a bankable feasibility study. The Company would be entitled to participate in whatever terms CGH may have negotiated for production financing.

In February 2010, the Company announced that it has agreed to terms with NGEx Resources Inc. (“NGEx”, formerly Canadian Gold Hunter Corp.) and Goldgroup Mining (“Goldgroup”) with respect to its Caballo Blanco project. NGEx and Goldgroup had announced that they had concluded an arrangement whereby Goldgroup could acquire NGEx’s not yet exercised right to acquire a 70% interest in the Caballo Blanco project from Almaden. Almaden has now agreed to this arrangement but under the condition that a portion of the Caballo Blanco project previously known as the “Central Grid zone” or “Central Grid” be separated from that agreement to form the now named “El Cobre Project”, to be owned 60% by Almaden and 40% by Goldgroup. This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Should Goldgroup fail to do so, Goldgroup’s interest in the El Cobre project will be reduced to 20%. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects. Both Almaden and Goldgroup will hold a working interest in the El Cobre Project and Almaden will be the operator of exploration programs.

Goldgroup will hold the right to acquire a 70% interest in the portion of the Caballo Blanco property outside that of which comprises the El Cobre project. In 2010 Goldgroup Mining, recently announced a new 43-101 resource for the Cerro La Paila zone of the Caballo Blanco property Almaden’s agreement with Goldgroup (formerly with NGEx) allows for Goldgroup to earn a 70% interest in the Caballo Blanco property by spending US$12,000,000 (not yet completed). Goldgroup will remain responsible for all costs until a bankable feasibility study is presented to Almaden. Almaden shall be entitled to participate in any production financing arranged by Goldgroup on the same terms arranged by Goldgroup.

Expenditures to Date
During Fiscal 2010, the Company incurred $6,146 in exploration costs on the Caballo Blanco prospect which were not recovered.  As at December 31, 2010, the Company had deferred costs of $77,161 on this prospect.

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

Comaplex started building roads for drilling in mid 2004 but experienced difficulty with construction on the Northern Zone.  In November 2004, Comaplex started a 3000 metre drill program to test the Central Grid, Highway and Northern zones of the prospect, the centres of which are located roughly 7 kilometres apart. Drilling was carried out by Comaplex in both 2005 and 2006.

In 2007, the Company conducted a program of geological mapping, geochemical surveys, induced polarization (IP), geophysical surveys and alteration studies.  CGH subsequently conducted further geological, geochemical and geophysical survey work as well as road building.  Late in 2007, CGH started a diamond drill program which continued until mid 2008.  A second phase of drilling with a total of 10,000 metres planned started in late November 2008.  Only 3,605.55 metres were drilled in 14 drill holes.   In-fill drilling in the La Paila Target encountered predominantly massive to micro-vuggy silica with few intervals of the well developed hydrothermal breccias noted in previous drilling. Gold grades encountered are generally low with the best interval occurring in hole 08CBN-029 where 36.58 metres grade 1.13 g/t gold and 3.7 g/t silver. Other significant values include hole 08CBN-033 where 131.11 metres grade 0.59 g/t gold and 1.4 g/t silver including a 27.4 metre interval grading 1.01 g/t gold and 2.7 g/t silver. Based on 2007-2008 and the 2008-2009 drilling, the best gold grades appear related to north trending structures which probably acted as conduits for fluids creating the hydrothermal breccias and depositing gold.    Initial metallurgical bottle roll testing on La Paila target material yielded gold recoveries of 55% or less. More test work is necessary to optimize recoveries. A reconnaissance hole drilled 385 metres north and 105 to 110 metres vertically above anomalous gold values obtained from rock samples in Cerro La Cruz intersected massive, crackle brecciated, largely opaline silica with no gold values. These rocks are believed to represent the cooler, upper most portions of the hydrothermal system. Two holes drilled into the Bandera Sur resistivity anomaly encountered similar massive to weak micro-vuggy, largely opaline silica with no gold values. In Bandera Norte, a single reconnaissance hole drilled at the far east end of the 1200 metre long resistivity anomaly intersected hydrothermal breccias with weakly anomalous gold grading 0.02 g/t Au and 0.3 g/t Ag over 35.05 metres.

In the Pedrero copper-gold target, a single step-out hole collared 250 metres east of 08CBCN-019 returned 137.16 metres grading 0.105% copper and 0.10 g/t gold. The hole continues to demonstrate the presence of a large, underlying copper-gold porphyry system that may extend to Porvenir West and ultimately Porvenir.

Geology and Mineralization
The property occurs in a caldera setting in flat lying volcanic rocks of Miocene age, along the northeastern edge of the Trans-Mexican Volcanic Belt. It is a new discovery, first identified by sampling in acid sulphate altered quartz stockwork veining, in a road cut for the main coastal highway which yielded anomalous gold values. The property covers three large hydrothermal alteration zones called the Central Grid, the Highway Zone, and the Northern Zone. The Central Grid area is the most deeply eroded and demonstrates porphyry Cu-Au, and low sulfidation Au-Ag style mineralization. The centres of the Highway and Northern zones are located roughly 7 kilometres apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent high sulphidation gold-silver epithermal systems. Mineralogical evidence is interpreted to indicate that minimal erosion has taken place and the hydrothermal systems are mainly preserved.

Exploration Results
A geochemical soil survey on a grid that covers roughly 3 kilometres by 3 kilometres in the Central Grid area of the property outlined a number of coincident gold-copper anomalies associated with what appears to be two styles of mineralization within a very large alteration zone. In one area, two creeks contain float rock of porphyry style quartz stockwork veining associated with copper-gold mineralization and K-silicate alteration. A geochemical soil survey outlined a copper anomaly roughly 700 metres by 500 metres, with coincident anomalous gold values.  The other style of mineralization, gold-silver-copper-lead quartz stockwork and quartz barite veins, is found in several areas.

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

A 2,390 metre reverse circulation drill program started in April and was completed in May 1998.

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

IP geophysical and soil geochemical anomalies were targeted with the drilling over a roughly 1 by 2.2 kilometre area. The water table was consistently intersected at shallow depths.  The water flow encountered in many holes limited the practical depth of drilling with the drilling system employed.

An involved quality control program was employed for the project and included the insertion of blanks, standards and duplicates into the sample stream. Samples were submitted blind to Bondar Clegg/ITS labs of North Vancouver for analysis. Industry standard methods of analysis were employed.

Hole CB-3 was collared into a ground magnetic high at 5545 metres east on line 3295N.  The hole, drilling west at -50o, passed through 10.7 metres of overburden before intersecting andesite which continued to 153.9 metres, the end of the hole. The andesite is highly altered to hydrothermal magnetite, epidote, chlorite and pyrite. Magnetite and epidote occur as veins and clots throughout the andesite. This style of alteration is similar to magnetite-epidote skarning developed in volcanics adjacent to porphyry Cu-Au deposits elsewhere. Several gold values over 1.52 metre sample widths were elevated with a high of 0.774 grams/tonne Au. This hole was drilled across the assumed dip of the skarned zone and did not penetrate through to an expected andesite/intrusive contact.

Hole CB-4 (collared at 5600 East on line 3524N; drilling east at -50o) passed through 16.8 metres of overburden before penetrating the same andesite to the end of the hole. The andesite is skarned as in hole CB-3, however at depth in the hole silicification, clay alteration and pyrite associated with quartz-sulfide veining were intersected. Several zones contained anomalous assay results.

Results in Hole CB-4 included 39.62 metres from 96.01m to 135.63 metres that averaged 0.25g/t gold and about 1.0 g/t Ag with 0.15% Cu and 0.10% Pb and 0.18% Zn.  This interval included a higher grade section from 96.01 metres to 108.20 metres totalling 12.19 metres averaging 3.8 g/t Au, 23 (g/t) Ag, 0.37% Cu, 0.19% Pb and 0.34% Zn.  This section relates to strong veining and included a high of 19.9 g/t Au and 26 g/t Ag over 1.52 metres from 102.1 to 103.63 metres.  A further zone of mineralization and veining was intersected from 123.4 to 126.5 metres over 3.10 metres of 1.7 g/t Au, 14 g/t Ag, and 0.11% Cu, 0.21% Pb and 0.35% Zn.

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

Intersections in CB-5 included a 13.72 metres zone of veining, from 21.33 metres to 35.05 metres of 1.8 g/t Au, 31 g/t Ag and 0.10% Cu.  A second zone was intersected 48.77 metres from 54.86 to 103.63 metres averaging 0.241 g/t Au and 0.06% Cu.  Included in this section is a 19.81 metre zone from 83.82 to 103.63 metres averaging 0.446 g/t Au and 0.11% Cu.

CB-6 intersected similar porphyry style mineralization over 67.05 metres from 35.05 metres to 102.1 metres averaging 0.188 g/t Au and 0.05% Cu.  This includes a 13.72 metre section from 35.05 to 48.77 metres averaging 0.361 g/t Au and 0.09% Cu.  The results from holes CB-5 and CB-6 indicate that porphyry Au-Cu mineralization exists over 1.4 kilometres to the south of the previously released holes, CB-1 and CB-2. The mineralization is associated with the highly altered feldspar porphyry, an entirely different intrusive rock from that intersected in CB-1 and CB-2.

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

In order to test the Central Grid and Highway Zone porphyry targets, Noranda drilled 1,789 metres in seven holes. Four were drilled in the Central Grid looking for the extension of the outcropping copper bearing porphyry and three holes were drilled into the previously undrilled Highway Zone. The report summary states “Despite pervasive K-spar flooding potassic alteration associated with the porphyry in the Central Grid and the huge argillic alteration zone that occurs at the Highway Zone, significant copper mineralization was not found.”  Noranda stated the presence of an important gold deposit in the Central Grid area had not been ruled out but possibilities for an open pittable copper porphyry were reduced.  On the Highway Zone, very low values of copper were found but drilling did intersect short intervals of elevated gold.  Hole CB-02-07, Noranda’s last hole, which was drilled in an area of extensive argillic alteration associated with elevated gold in soil geochemistry had several interesting gold intersections. These included stockwork veining from 51.35 to 84 metres depth within which a 6 metre section averaged 1.42 g/t gold. A sample from 192 to 195 metres depth within a zone of argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 metres depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

Two further holes were attempted at the Company’s expense at the end of Noranda’s program, under the supervision of an independent consultant. These were located near reverse circulation Hole CB98-04, from Almaden’s 1998 program, which intersected 12.2 metres of 3.8 grams of gold per tonne. Hole CB-02-08 was drilled east at -50°, parallel to and about thirty metres south of hole 98-4. It intersected fault gouge in the area where the vein was expected.  Hole CB-02-09 was located ninety metres north of CB 98-04 and also aimed east at -50°. This hole intersected a mineralized vein zone from 57.3 to 60.0 metres, and from 69.0 metres to 73.0 metres the recovered material contained fragments of quartz vein material that is mineralized with chalcopyrite, galena, and pyrite. The hole was abandoned in bad ground at 73.0 metres, which is a few metres before the expected location of the zone found in hole CB 98-04.

Comaplex’s 2003 program on the Highway zone outlined several prominent areas of alteration and mineralisation. A significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometre area of acid sulphate alteration characterised by hypogene alunite and vuggy silica.

At the Northern zone, sampling, geologic mapping and PIMA portable infrared spectrometer analyses have defined a roughly 6 by 5 kilometre area of acid sulphate alteration and vuggy silica, including many breccia bodies. Past sampling in these areas by Almaden has returned anomalous gold values, the highest being 11 g/t. The alteration in the Northern zone is very similar to that in the Highway zone, however up until this program very little work had been carried out in this area. Initial sampling by Comaplex returned anomalous gold values from outcrop, the highest being 1 g/t. Outcrop in this area includes breccia bodies containing clasts of vuggy silica. An IP section over the zone outlined a large high resistivity feature.

A drill program that was to have commenced earlier in 2004 was delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season.  Drilling on a portion of the southern Highway zone commenced in November 2004 and shut down for the Christmas season.  This work consisted of four holes, three in the Highway Zone (CB-04-02, 03 and 04) and one in the Central Grid area (CB-04-01). To date the drilling on the Highway zone has not tested the principle targets of interest as the holes were drilled to the south of the main vuggy silica bodies, generally found to be the most prospective for gold in high sulphidation systems, in an area of clay dominated alteration. These three holes intersected anomalous gold values in clay altered and silicified volcanics including an interval of 0.22 g/t gold over 16 metres in hole CB-04-03.

Hole CB-04-01 was drilled in the Central Grid area of the property near where two reverse circulation drill holes drilled by Almaden in 1998 intersected porphyry copper-gold mineralization. Hole CB-04-01 was located roughly equidistant from these two holes and intersected a K-silicate and quartz-sulphide veined monzonite body from surface to the end of the hole at 298 metres. The entire length of this hole averaged 0.38 g/t gold and 0.16% copper including two higher grade intervals; 56 metres of 0.84 g/t gold and 0.34% copper from 70 to 128 metres depth and 24 metres from 172 to 194 metres averaging 0.89 g/t gold and 0.28% copper (includes a 10 metre interval averaging 1.7 g/t gold and 0.49% copper). The alteration associated with these intervals (K-silicate alteration including quartz-K-feldspar and chalcopyrite veining and hydrothermal biotite overprinted by quartz-pyrite-chlorite-sericite alteration and veining) is typical of a porphyry copper setting.

Diamond drilling by Comaplex continued in late May 2005. A total of 3 holes totalling 523 metres were drilled from the same setup on the top of Cerro la Cruz in the Northern Zone. A total of 1,500 metres was planned for the program, but further drilling was not possible at the time due to the intensity of the rainy season. In addition Comaplex has reported the drilling was extraordinarily slow and logistically difficult due to the extremely hard and broken nature of the rock. The Northern zone is an area where sampling, geologic mapping and PIMA analyses have defined a large, roughly 6 by 5 kilometre zone of alteration, which includes several areas of massive silicification and vuggy silica, one of which is the Cerro la Cruz area. These areas of massive silicification and vuggy silica are recognized worldwide to be the prospective parts of high-sulphidation gold systems. The Cerro la Cruz area of massive silicification and vuggy silica was the target of drilling in the Northern zone because past sampling on surface has identified significant gold grades in this area.

Due to drilling difficulties outlined above, two of the three holes had to be terminated before they reached their intended depths. All three holes encountered more massive silicification that seems to grade with depth into more brecciated and vuggy silica bodies.  Hole CB05-1 was vertical and reached a depth of 136.5 metres. This hole encountered largely massive silica to 76 metres at which point more vuggy material was intersected. Hole CB05-2 was drilled to the east (110 Azimuth) and at a dip of -65. This hole also encountered massive and vuggy silica bodies but was lost at the shallow depth of 72 metres. This hole encountered increasing gold values to the end of the hole in both massive and vuggy silica. Hole CB05-03 was drilled at an azimuth of 342 and a dip of -50 and was the only hole completed to its intended depth which was 314 metres. A section of massive and vuggy silica was intersected from the collar to 200 metres where clay altered volcanic rock was encountered to the end of the hole. This entire section (from the top of the hole to 214 metres) averaged 0.7 g/t gold. Within this section a zone of strongly brecciated and vuggy silica was encountered, a 108 metre section of which (from 66 metres to 174 metres depth) averaged 1.14 g/t. This includes a 40 metre section from 74 to 114 metres depth which averaged 2.35 g/t gold.

More massive silica zones with lower gold values appear to cap vuggy and brecciated zones which carry the most significant gold values as evidenced by hole CB05-3. The intersection in this hole indicates the potential for both grade and size in an entirely untested high-sulphidation gold system. It should be emphasized that the Cerro la Cruz area represents one of several massive and vuggy silica zones within the Northern Zone. In addition the Highway zone, located seven kilometres south of the Northern zone, is also an area of high-sulphidation alteration containing zones of massive and vuggy silicification. In both the Highway and Northern zones areas of massive silicification are dominant which, in light of the results of the current drill program, may cap further zones of brecciated and vuggy silica like that encountered at Cerro la Cruz.

During 2006, Comaplex completed 743.8 metres of drilling in three holes (CB06-01, CB06-02 and CB06-03).  All three holes were collared in the vicinity of the 2005 drilling, on the top of Cerro la Cruz of the Northern Zone. Two of the holes (CB06-01 and CB06-02) were drilled to test higher grade surface gold mineralization on the south-west and south-east ridges of the summit.  Drillhole CB06-03 was collared approximately 100 metres north on the summit ridge of the Cerro La Cruz target and angled towards the highly anomalous gold mineralization in last year’s hole CB05-03 (2.6 g/t gold over 32 metres). Hole CB06-01 intersected 92.65 metres averaging 1.0 grams per tonne from 116 metres depth to the end of the hole (206.65 metres) at which depth the hole was lost due to poor drilling conditions. This intersection included 28.65 metres from 178 metres depth to the end of the hole which averaged 1.8 grams per tonne gold, 18 metres from 178 to 196 metres that averaged 2.3 grams per tonne gold and 8 metres from 186.0 to 192.0 metres averaging 3.7 grams per tonne gold. Hole CB06-01 averaged 0.7 grams per tonne gold over its entire 206.65 metre length. Hole CB06-02 was completed to a depth of 301.14 metres and intersected highly anomalous, but sub 1 gram per tonne gold values which included a 222 metre interval from surface to 222 metres that averaged 0.25 grams per tonne gold.  Intervals reported are drill intercepts, rather than calculated true widths.

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

On March 6, 2007 and April 14, 2008, the Company reported that it has received partial assay results from CGH from the first two diamond-drill holes completed.  Hole 07CBN-002 is the first hole drilled by the CGH in the Cerro la Paila target area (formerly referred to as Cerro la Cruz) of the Northern Zone high-sulphidation gold system, which covers an area of some 20 square km. This hole was drilled at -50 degrees E from a collar in the Cerro la Cruz gold zone about 200 metres SW of the collars of past drill holes 05CB-03, 06CB-01 and 06CB-03.

Diamond drill hole 07CBN-001 was drilled about 3 ½ km. to the south west of Cerro la Paila in the Cerro Bandera part of the Northern Zone. This vertical hole was collared in a structurally disturbed zone and was lost in a strong fault at 109.12 metres.

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

CGH reported on September 23, 2008 that the initial phase of drilling in the Northern Zone had been completed. Nineteen holes totalling 3,464 metres were drilled. At Cerro la Paila, gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on many sections the drill holes were abandoned in mineralized silica breccias.

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

In a November 27, 2008 news release, the Company announced that further diamond drilling had commenced.  The planned program is up to 10,000 metres in two phases, with the initial phase being 5,000 metres.

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

The 5,682 hectare El Cobre Project, the area formerly known as the Central Grid area, covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometres. The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth. More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.

The Company reported that Goldgroup announced the details of a US$8.5 Million 30,000 metre multi-drill diamond and reverse circulation drill and exploration program has been designed to expand and upgrade the current NI 43-101-compliant mineral resource estimate at the La Paila anomaly of the Northern Zone (contained in Goldgroup’s NI 43-101 technical report dated March 22, 2010) and to test other highly prospective areas for mineralization, including targets at the Red Valley and Highway zones.  The May 22, 2010 technical report addresses only the La Paila area of the Northern Zone where 32 diamond drill holes have defined a mineral resource of 34.3 million tonnes averaging 0.60 g/t Au (139,000 oz Au indicated and 517,000 oz Au inferred; see Goldgroup 43-101 technical report of March 22, 2010). Many targets on the property, including those in other parts of the Northern Zone, Red Valley and Highway zones, have not been tested by past drilling.  Goldgroup also reports that it plans to conduct further ground geophysics, surface sampling, metallurgical testing and the construction of several underground adits, for purposes of bulk sampling and geological mapping, and an environmental impact study.

In December 2010, the Company reported the results contained in a news release of Goldgroup (see Goldgroup news release of December 1, 2010). These results are from the first two reverse circulation (“RC”) drill holes, #10CBRC48 (“48”) and #10CBRC49 (“49”) drilled at the La Paila zone of the Caballo Blanco project and include an interval of 62 metres averaging 0.75 g/t gold (see table below).
Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
48	42	104	62	0.44	4.67
48	112	174	62	0.75	0.76
49	22	38	16	0.67	2.75
49	50	68	18	0.38	1.90
49	80	90	10	0.29	1.22
49	102	150	48	0.53	1.35

Goldgroup reports that Hole #48 was drilled to confirm the grade from the 32 diamond drill holes drilled in the La Paila zone prior to Goldgroup assuming operating control of Caballo Blanco and to obtain large samples for column leach testing. Goldgroup reported that the results from Hole #48 showed a high degree of correlation to the previous drilling which is used in the current block model resource outlined in the NI 43-101 compliant technical report dated March 22, 2010.  Hole #48 was terminated in mineralization above the cut-off grade (0.2g/t) at a depth of 217 metres due to poor drilling conditions in very broken rock.  Goldgroup reported that Hole #49 was drilled 50 metres east of known mineralization and that the extent of mineralization in Hole 49 may indicate that the mineralized zone appears to be wider than previously modelled in the La Paila zone.

Goldgroup also reports that additional drill results from this drill program will be forthcoming in the following weeks. Almaden has not reviewed the new data reported in the December 1, 2010 news release of Goldgroup. Goldgroup reports that its Caballo Blanco drill program is being conducted under the direct supervision of Kevin Sullivan, B.Sc., MAusIMM, Goldgroup’s Vice President, Exploration and a qualified person, as defined by NI 43-101. Goldgroup disclosed that Mr. Sullivan reviewed the technical information contained in their news release of December 1, 2010, the data from which is reported in this release of Almaden. Goldgroup used a cut-off grade of 0.2 g/t gold to calculate intersected lengths. Goldgroup also reports that mineral samples from all holes drilled will be used for column leach testing in their newly completed on-site metallurgical facility to re-confirm the prior preliminary work that the mineralized samples can be directly heap leached using run-of-mine rock. Goldgroup reports that drill chips were split on-site and a representative sample bagged and labelled them. The samples were then collected by Inspectorate America Corp. (“Inspectorate”) and transported to their preparation facility at Durango, Mexico where they were dried and crushed to -150 mesh. The rejects remained with Inspectorate while the pulps were air couriered to Inspectorate’s Richmond, BC, Canada facility and analysed for gold by fire assay with Atomic Absorption (“AA”) finish. In addition, a 30 element Inductively Coupled Plasma (“ICP”) analysis (aqua regia digest) was conducted on all samples. Goldgroup reports that a QA/QC program was implemented as part of the sampling procedure for the drill program and that one standard, one blank or one duplicate was inserted per group of 20 samples sent the laboratory.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has no planned 2011 exploration program on the Caballo Blanco prospect with all work being conducted by Goldgroup which is working to earn an interest in the prospect.   The Company plans a 2011 exploration program on the El Cobre prospect to include geophysics and drilling with an estimated budget of $500,000 of which the Company is responsible as to 60%.

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

In January 2005, the Company and Williams Creek acquired Santoy’s 20% share interest in ATW and now each owns a 50% share interest in ATW. In 2008 ATW acquired the 10% interest owned by SouthernEra through the elimination of debt of $32,086. Williams Creek failed to contribute to the 2008 program and was diluted to a 34.4% interest in the prospect.  Harry Winston Diamond Corporation (formerly Aberex Minerals Ltd.) also did not contribute and was diluted to a 6.8% interest in the project. Williams Creek failed to contribute its share interest to the 2009 program and was diluted further to a 30.0% interest in the prospect.  Harry Winston Diamond Corporation also did not contribute in 2009 and 2010 and was diluted further to a 4.5% interest in the project. The Company’s net interest is now 65.5%

 Expenditure to Date
During Fiscal 2010, the Company incurred $215,802 in exploration costs, primarily on a diamond drill program.  As at December 31, 2010, the Company had deferred costs of $1,110,116 on this prospect.

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

On March 5, 2009, the YKDFN (“Yellowknife Dene First Nation”) and ATW entered into a forward-looking relationship by signing an Exploration Agreement.  In addition to formalizing KYDFN support for ATW’s exploration activities, this agreement provides for mutual ongoing communications prioritization of First Nation business and employment opportunities, and YKDFN participation in on-site archaeological studies and environmental monitoring.  Understanding that the complex regulatory framework and the ambiguous nature of consultation in the NWT are discouraging exploration investment, YKDFN and the other Akaitcho Dene first Nations finalized the development of an Exploration Agreement with formal ratification in November 2008.  This agreement was designed in collaboration with mineral exploration companies to ensure that projects can proceed with efficiency, clarity and certainty.  Containing explicit provisions defining the respective roles and responsibilities of both the First Nation and the company, an Exploration Agreement is a mechanism to dispose of consultation obligations and potentially streamline the regulatory process for any company wishing to explore in Akaitcho Territory.

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

Early in 2010, a further diamond drill program was initiated to test some newly selected anomalous areas.  No kimberlites were intersected.

In February 2011, the Company commenced a geochemical exploration program at the property. The program will comprise the completion of approximately 134 sonic overburden drill holes. The holes will be drilled within a 3 kilometre by 4 kilometre area of interest that lies at the at the “up ice” terminus of a 20 kilometre long kimberlite indicator mineral (“KIM”) dispersion train.  The dispersion train has been traced “up ice” and easterly under MacKay Lake over several campaigns by Almaden and partners.   The purpose of the 2011 drill program is to define the “up ice” and lateral extent of the head of the KIM dispersion train under Mackay Lake.  Previous sonic drilling campaigns completed during 2003 and 2008 have defined the southern and “up ice” (eastern) cut-off of the dispersion train, resulting in the definition of the present high priority area if interest.  Based on the results of winter 2011 exploration, targets will be chosen for diamond drill testing during winter 2012. The 2011, ATW Diamond Project exploration program is being conducted under the supervision of Kristopher J. Raffle, P.Geo., APEX Geoscience Ltd.  Mr. Raffle is a qualified person as defined by National Instrument 43-101.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
Early in 2011, a program of sonic overburden glacial till sampling was initiated to further refine the anomalous area for future diamond drilling at a budgeted cost of $500,000 of which the Company is responsible for 64.8%.

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

In Fiscal 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”). To earn a 60% interest in the Merit prospect, Sunburst must incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from listing of the stock on the TSX Venture Exchange (“TSX-V”).

Expenditures to Date
During Fiscal 2010, the Company incurred $1,411 maintaining the prospect.  As at December 31, 2010, the Company has written down the carrying value of the prospect to $1.

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

During 2009, a brief Induced Polarization survey over Sullivan’s Ridge developed a significant resistivity target that corresponds well with the gold in soil anomaly and significant gold assays previously found in hand trenching.

In 2010 Sunburst Explorations Ltd. carried out a program of IP geophysics and surface geological work at the prospect which defined drill targets which Sunburst plans to test in a proposed 2011 drill program.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
Under terms of the option agreement, Sunburst as operator of the exploration program will conduct the exploration at the Merit project in 2011.

The San Carlos Prospect – Mexico

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.  The San Carlos Prospect consists of the San Carlos and San Jose claims located in the State of Tamaulipas in Mexico

Option to Acquire Interest
The prospect is owned through the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V.  The San Carlos claim was acquired directly by staking.  The San Jose claim, initially held under option, was purchased outright in February 2001 for US$100,000 plus a 2% NSR. During Fiscal 2007, the Company acquired the NSR for US$20,000 and the issuance of a share purchase warrant for a term of three years exercisable at a price of $3.00 per share, with an estimated fair value of $13,000, which expired in Fiscal 2010 unexercised.  The Company has a 100% interest in the prospect.

In March 2004, the Company entered into an agreement (the “Hawkeye Option”) with Hawkeye Gold and Diamond Ltd. (“Hawkeye”). In April 2005, the Company signed a revised option agreement with Hawkeye on terms whereby Hawkeye could have earned a 51% interest in the project by paying C$45,475 representing past obligations, issuing a total of 1,250,000 shares to Almaden by April 2008 and incurring exploration expenditures of US$2,000,000 by March 15, 2008 (amended).  During Fiscal 2006, Hawkeye terminated its option.

Expenditures to Date
During Fiscal 2010, the Company incurred $254,181 on exploration costs on the prospect, primarily on drilling and the payment of Mexican mining taxes of $51,942, all of which were written off to operations.  As at December 31, 2010, the Company has written down the carrying value of the prospect to $1.

Location, Access and Climate
The prospect is located in the state of Tamaulipas, which is in the north-eastern part of Mexico.  The town of San Carlos is located roughly in the center of the San Carlos claim block. There is two phase power, telephone service, general supplies and a small hotel in this town.

San Carlos is connected by paved road, and is about 100 kilometres north of the capital of Tamaulipas, Ciudad Victoria.  The town of Linares, Nuevo Leon is located approximately 80 kilometres northwest of San Carlos.  Intermediate to San Carlos and Linares, and connected by an all season dirt road is the mining district of San Jose.

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

In Fiscal 2001, Aurcana (previous optionee) carried out geological mapping, geochemical surveys, underground mapping and sampling in the Begonia and Santa Helena mine areas, and two phases of geophysical surveys. Targets outlined by this work were drilled in two phases in late 2002 and early in 2003. Further limited geochemical surveys to check a gold anomaly on the eastern edge of the previous grid was also carried out.  No further work was carried out by Aurcana.

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

Aurcana Work
A preliminary prospecting and mapping program confirmed the presence of widespread porphyry style alteration, and copper-gold mineralization in the multi-phase intrusive complex. Aurcana’s next program of work was carried out over the San Jose zone and consisted of 1,002 soil samples, ground magnetics and one line of induced polarisation (IP) geophysics, all carried out on a cut grid. The soil survey identified an approximately 1.5 km by 2.0 km area of coincident, elevated copper and molybdenum soil geochemistry, spatially associated with an area of altered and veined intrusive rocks. The copper and molybdenum anomaly remained open to the north and is flanked by elevated Zn, Pb and Mn in soil. This zonation is typical of that seen in many Cu-Au-Mo porphyry systems world-wide. The copper-molybdenum in soil anomaly had a high magnetic response in the ground magnetic geophysical data.  In addition to the copper-molybdenum soil anomaly, several Au-Cu soil geochemical anomalies were identified. Of these anomalies, most are associated with known skarn bodies with past copper-gold production but several also constitute new discoveries as they are not spatially associated with known mineralization or past mining.

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

In December 2002, Aurcana drilled two diamond drill holes totalling 440 metres to test the Begonia skarn zone.  Due to rugged topography, the drill setup was 150 metres from the area of high grade underground sampling. Both holes were from the same setup and did not intersect any sulphide mineralization in the skarn zone in the western end of Begonia.

A second phase of diamond drilling started in February 2003 to test the approximately 1.5 km by 2.5 km area containing the IP anomaly and elevated copper and gold values in soils. Four holes totalling 765 metres were drilled. All holes targeted a depth of approximately 200 metres and all encountered geology indicative of a porphyry system however grades of copper, molybdenum and gold were low.

During its last phase of surface work, Aurcana further defined a gold in soils anomaly at the northeastern edge of the surveyed area. This anomalous area lies over the contact between intrusive rocks and limestone.

Hawkeye work
Hawkeye’s work program was designed to evaluate the potential for Carbonate Replacement Deposits (CRD) style and copper-gold skarn mineralization around the 9 km periphery of the Tertiary intrusion into the thick section of Cretaceous carbonates.

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

The Company’s 2008 program consisted of soil sampling, IP geophysics and a limited sampling and mapping program. The soil sampling and geophysical grid was set up over an area of hydrothermal alteration within a stockwork veined intrusive body. A total of 554 soil samples were taken on a 200 metre by 50 metre grid and IP geophysics was conducted on the 200 metre spaced east west lines. This work identified a broad area of elevated copper and molybdenum in soil now called the main zone and a smaller area to the west, now known as the Lupe zone, of elevated gold, silver, copper, molybdenum in soil and chargeability responses. The Lupe zone is a new discovery and was not identified prior to this 2008 program. The sampling and geophysics conducted over the main zone outlined a 1.5 kilometre by 500 metre zone that remains open to the south, of highly elevated chargeability, magnetic response and copper, molybdenum and gold in values in soils. Argillic altered and quartz-sulphide veined intrusive rocks have been identified in this area. A grab sample taken of outcropping argillic altered and stockwork veined intrusive taken at the northern edge of the main zone returned 0.19% copper.  The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. This anomaly is at least 200 metres across along the five lines on two hundred metre spacing.
In 2010 the Company conducted a preliminary diamond drilling program on the prospect.  No significant assays were intersected in this program however the Company is still reviewing the data in order to plan a future drilling campaign.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company’s has no planned exploration program for Fiscal 2011.

The Yago Prospect - Mexico

The Yago prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
From Fiscal 1997 to Fiscal 2004, the Company acquired a 100% interest in the prospect through staking and purchase agreements.

In February 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire had to incur exploration expenditures of US$3,500,000 and issue 800,000 shares to the Company over five years.  On March 24, 2009 Spire acknowledged they were in default in observing the terms of the agreement and quit claimed and released all interest in the prospect.

In 2009, the Company acquired a 100% interest in claims totalling 12,102 hectares in the Yago / Carretera project area for the sum of US$14,000 and subject to a NSR royalty capped at US$250,000. Almaden’s holdings in the Yago / Carretera area now total 16,980 hectares.

Expenditures to Date
During Fiscal 2010, the Company incurred $62,158 in costs, primarily the payment of Mexican mining taxes of $55,530 all of which were written off to operations.  As at December 31, 2010, the Company has written down the carrying value of the prospect to $1.

Location and Access
The Yago prospect is located in the state of Nayarit, on the Pacific Coast of Mexico.  The claims encompass the town of Yago, which is located by paved road approximately seven kilometres from Highway 15, which is the major thoroughfare from the United States to Mexico.  Yago is located roughly 50 kilometres north of Tepic, the capital of Nayarit.

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

In 2002, the Company optioned the property to Ascot Resources Ltd. The optionee carried out further sampling, geological mapping, induced polarization geophysical surveys and limited diamond drilling.  Ascot dropped their option in 2003.

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

Infrastructure
A main railway line crosses the prospect and there are electric powerlines to the town of Yago.  The prospect is approximately seven kilometres from Highway 15 and is traversed by numerous gravel roads.

Exploration Results
Southern Part:
In 1997, a 1 by 1 kilometre grid was cut over the area of intense quartz-adularia veining and float and a soil sampling program was carried out at 50 metre spacing on lines 100 metres apart.  Several large multi-line gold-silver-antimony anomalies resulted that extended to the edge of the grid.  A follow-up survey was carried out in which the grid was expanded to roughly 1.5 by 2 kilometres.  Samples were taken intermediate to anomalous samples taken in the initial program to provide greater detail and to serve as a check on previous sampling.  Sampling was also carried out to define the extent of anomalies discovered in the first phase of sampling.  The in fill sampling confirmed the results of the previous survey while the additional soil sampling provided better definition of the existing anomalies and resulted in new anomalies which still remain open.  This anomaly lies in the central and south-west part of the grid in an area devoid of old workings and remains open in two directions.  Veins mapped in this area strike roughly 10 degrees east of north.  Emanating from the north-east part of this anomaly is a linear gold-silver-antimony soil anomaly trending approximately 40 degrees east of north.  The trend coincides with the attitudes of veins measured in outcrop in the north-east portion of the grid. Several other multi-line gold in soil anomalies resulted from the soil sampling.  Antimony and silver for the most part correlate well with gold geochemistry, defining similar trends throughout the grid.

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

In December 1998, seven (7) widely spaced holes totalling 975.2 metres were completed by Santoy to test epithermal vein targets at depth.  Widespread quartz veining and stockwork systems were encountered at depth, many of which correlated well with surface zones.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company’s planned exploration program for Fiscal 2011 consists of further rock sampling and geophysical surveys, at a budgeted costs of $50,000  in order to better define targets for a drill program later in 2011.

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

The Company subsequently entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex must incur exploration expenditures totalling US$2,600,000 by December 1, 2013 and make cash payments of 3,312,000 Mexican Pesos by July 10, 2009.   Apex reorganized under Chapter 11 of the United States Bankruptcy Code and emerged as Golden Minerals Company (“Golden Minerals”).

Expenditures to Date
During Fiscal 2010, the Company incurred $2,187 in exploration costs on the prospect and recovered $3,639 from Golden Minerals.   As at December 31, 2010, the Company had deferred costs of $266,074 on this prospect.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2010
The Company has no planned exploration program for Fiscal 2011 with all work being conducted by Golden Minerals which is working to earn an interest in the prospect.

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

In Fiscal 2010, the Company entered into an agreement with Windstorm Resources Inc.  (“Windstorm”). To earn a 60% interest, Windstorm must incur exploration expenditures totalling US$5,000,000 and issue 1,000,000 share to the Company over six years.

Expenditures to Date
During Fiscal 2010, the Company incurred $47,826 in exploration costs primarily on an IP geophysical survey, a geochemical soil sampling program  and  the payment of $29,920 in Mexican mining taxes.  As at December 31, 2010, the Company had deferred costs of $447,491 on this prospect.

Location and Access
The Caldera prospect is located in Puebla State, Mexico, near the town of Libres which is approximately 70 kilometres northeast of Puebla City by the all season paved road.

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

Geology and Mineralization
Hydrothermal alteration typical of high sulphidation epithermal gold-silver environments, including vuggy silica and extensive areas of acid-sulphate alteration, has been identified at the prospect to date over eight kilometres in a northwest-trending window beneath barren, post mineral volcanic rocks.  The altered zone is defined by north-south to northwest trending zones of intense argillic and advanced argillic alteration and silicification, including vuggy residual silica.  Silicified zones are commonly up to 20 metres wide and locally greater 50 metres wide. Locally, silicified zones are cored by cryptocrystalline alunite and are adjacent to parallel zones of pyrophyllite and dickite.  Topaz occurs sporadically at the core of the silicified zones.  Kaolinite+/-smectite forms a broad argillic envelope surrounding the silica and advanced argillic alteration.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has no planned exploration program for Fiscal 2011 with all work being conducted by Windstorm which is working to earn an interest in the prospect.

The Logan Property – Canada

The Logan Property is without known reserves.

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

Expenditures to Date
During Fiscal 2010 the Company incurred no costs on this prospect. As at December 31, 2010, the Company is carrying this property at $1.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
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

In Fiscal 2007, t he Company entered into an agreement with Zenith Industries Corp. (“Zenith”). To earn a 60% interest, Zenith had to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.   As of December 31, 2008, Zenith abandoned its interest in the prospect.

In Fiscal 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont has to pay the Company $25,000, incur exploration expenditures of $2,000,000 and issue 300,000 common shares to the Company.

Expenditures to Date
During Fiscal 2010 the Company incurred no exploration costs on this prospect.  As at December 31, 2010, the Company is carrying the prospect at $1.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has no planned exploration program for Fiscal 2011 with all work being conducted by Fairmont which is working to earn an interest in the prospect.

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

Expenditures to Date
During Fiscal 2010, the Company incurred no costs on this prospect.  As at December 31, 2010, the Company is carrying the prospect at $1.

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

No field work was reported by the operator in 2009 and 2010.

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

The high grade JJ Showing discovered in 2004 is situated about three kilometres to the southwest of the Discovery Vein, on a subparallel ENE structural trend.  It consists of a moderately to steeply dipping zone containing two closely spaced veins (Jan & Jodi Veins) and intensely clay altered andesite wallrock having an estimated combined 2m true width. The quartz veins are massive to colloform banded.  Nine large-sized channel samples were collected on a staggered pattern across the zone.  Weighted average gold assays across the veins and vein zones are as follows:

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

Drilling Results
During October 2005, Strongbow completed an 11-hole diamond drill program generating 1258.4 metres of NQ2 core (core size – 50.5mm diameter) from the JJ Showing area.  The main target for drilling was the coincident geochemical-geophysical anomaly that is interpreted to represent the host structure for high grade gold-quartz veins exposed intermittently by hand trenching along a 60-metre strike length.  Seven holes (841m) tested this interpreted target over a strike length of approximately 350 metres.  Each of these seven holes intersected alteration and quartz veining typical of low sulphidation epithermal systems. Anomalous assay results from the seven holes which targeted the JJ Showing are summarized in the Table below:

DDH	From (m)	To (m)	Interval1 (m)	Assay2 (g/t Au)	Assay (g/t Ag)
SC-003	38.60	57.59	18.99	1.38	1.61
Including	48.70	49.70	1.00	16.6	8.60
SC-004	39.58	46.80	7.22	1.10	2.70
Including	39.58	41.65	2.07	2.87	2.56
SC-005	34.44	36.82	2.38	4.22	4.29
	43.15	44.75	1.60	12.4	6.00
	78.20	79.36	1.16	4.52	5.00
SC-006	61.40	65.50	4.1	7.48	4.15
Including	64.25	65.5	1.25	16.2	5.76
	77.90	78.90	1.00	1.23	1.20
SC-007	17.85	19.05	1.20	1.27	1.92
	20.74	24.05	3.31	26.8	28.85
Including	20.74	22.31	1.57	54.5	56.75
	25.15	28.30	3.15	0.92	1.17
SC-008	16.90	17.70	0.80	2.87	3.75
	28.90	41.70	12.80	20.2	14.22
Including	28.90	29.67	0.77	28.6	10.78
And	32.89	35.80	2.91	51.1	46.49
Including	33.65	34.95	1.30	110.4	100.46
And	40.95	41.70	0.75	117.1	49.20
SC-009	25.70	28.90	3.20	2.04	2.41

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

Strongbow’s 2006 program started with a 12 hole, 2,545 metre drill program on the JJ showing in order to follow up the results reported above.  This program successfully traced mineralization along strike and down-dip.  Results included 6.16 metres of 2.08 g/t gold in hole SC-012 (including 1.73 metres of 5.79 g/t gold), 5.98 metres of 1.42 g/t gold in hole SC-015 (including 0.92 metres of 7.25 g/t gold) and 8 metres of 1.2 g/t gold in hole SC-016 (including 2.83 metres of 2.91 g/t gold).

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

In January 2007, Strongbow reported the results from the autumn 2006 drill program.  The 6 hole, 2000 metre program tested the JJ vein system to depth.  A 20-25 cm well developed quartz vein was encountered in the final two drill holes of this program.  Drill holes SC-031 and SC-032 collared at the same set up and azimuth, returned assays of 16.3 g/t Au over 0.23 m and 17.0 g/t Au over 0.5 m, respectively at depths of 120 m and 130 m down dip from surface.  The vein was encountered 175 m along strike to the west of drill hole SC-008.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has been advised by Strongbow who is the operator, that a geological review is planned.  The Company intends to participate.

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

In Fiscal 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex had to incur exploration expenditures totalling US$5,600,000 and make cash payments of US$1,350,000 to the Company over five years.  During Fiscal 2008, Apex abandoned its interest in the prospect.

Expenditures to Date
During Fiscal 2010, the Company incurred $288,496 in exploration costs, primarily on a drill program, which were written off to operations.  As at December 31, 2010, the Company was carrying the prospect at $1.

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

No work was conducted in Fiscal 2009.

In 2010 the Company conducted a preliminary diamond drilling program on the prospect. No significant assays were intersected in this program however the company is still reviewing the data in order to plan a future drilling campaign.

Geology and Mineralization
The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The prospect is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has no planned exploration program for Fiscal 2011.

The Fuego Prospect - Mexico

The Fuego Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
During Fiscal 2003, the Company’s subsidiary, Compania Minera Zapata, S.A. de C.V., acquired 100% interest in the prospect by staking.

In February 2004, the Company entered into an agreement (the “Horseshoe Option” with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe had to maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2007 (amended). During Fiscal 2008, the Company was informed by Horseshoe that it had relinquished its option on the prospect.

Expenditures to Date
During Fiscal 2010, the Company incurred $21,696 in costs of maintaining the prospect which were written off to operations.  As at December 31, 2010, the Company was carrying the prospect at $1.

Location and Access
The prospect is located in south central Oaxaca State, Mexico and is accessible from the city of Oaxaca by paved highway southeast for 114 kilometres to San Pedro Totolapan, then by unpaved road south for 24 kilometres to San Maria Zoquitlan and a further 32 kilometres of rough winding road extending in a southeasterly direction.

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

Geology and Mineralization
The prospect is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with epithermal vein systems worldwide. Some limited historic workings exist on one of several banded veins identified within a more than 20 metre wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to 5 metres wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property of both banded quartz adularia vein material and silicified volcanic wall rock. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. The property has excellent infrastructure and represents an epithermal vein system that has had no known previous modern exploration.

Exploration Results
The El Fuego vein system was first examined and sampled by Almaden during a helicopter-supported reconnaissance exploration project in March 2003.  There is no evidence of any recent work on the prospect.

In December 2003, a reconnaissance style, field appraisal that included geological mapping and limited rock sampling was carried out by an independent geologist.

In early 2004, reconnaissance geological mapping, sampling and an Induced Polarization survey gave better definition to the vein.  This work identified the known veins as resistivity and chargeability highs.  Additional resistivity and chargeability highs were identified in this work which suggests that further veins may exist.  In 2004 Horseshoe completed a surface geologic mapping and rock and soil sampling program. This program outlined the main vein zone which has been traced in outcrop roughly 1,000 metres along strike. Along this exposed strike length vein widths vary from 3 to 10 metres. Several parallel veins were identified in outcrop as well.

In 2005 and 2006, Horseshoe completed a diamond drill program on the prospect. In all 15 holes were completed for a total of 2,500 metres of drilling. The drilling program intersected banded quartz-adularia veining within broad zones of silicification. The veins are hosted within a package of felsic crystal and lithic bearing tuffaceous volcanic rocks. Zones of silicification and quartz veining were intersected in all 15 holes drilled which were collared along roughly 700 metres of strike length. The most significant assays from the program are tabularized below. Gold and silver values are reported in grams per tonne (g/t) and the intervals are reported in metres (m).

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

In addition to diamond drilling along the known extent of the vein system, a geologic mapping, rock-chip and soil sampling program was carried out in January and February 2006 to better define and extend the understanding of the veining and to identify further veins. The soil sampling program defined a gold, silver and antimony in soil anomaly which extends the known trend of gold mineralization by roughly 500 metres.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has no planned exploration program for 2011.  A joint venture partner is being sought for the project.

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

Expenditures to Date
During Fiscal 2010, the Company incurred $8,145 maintaining the prospect which was written off to operations.   As at December 31, 2010, the Company was carrying the prospect at $1.

Location and Access
The Campanario property is located near the village of San Miguel del Valle which is located by paved road roughly 25 kilometres southeast of the City of Oaxaca in the State of Oaxaca, Mexico.

Infrastructure
There is no infrastructure in the immediate area of the property.

History and Recent Work
The Campanario prospect was identified during a helicopter reconnaissance program in Fiscal 2003 and acquired by the Company by staking. There is no known mining or exploration history in the area of the prospect.

Geology and Mineralization
The property covers several ridges where outcrop and subcrop of a breccia body has been identified. The breccia consists of fragments of various rock types but dominated by fine-grained quartz-feldspar porphyry clasts that are variably sized and shaped. The fragments are silicified, adularised, clay altered and quartz-veined. The matrix of the breccia consists of quartz and pyrite and the breccia itself is extensively crosscut by a stockwork of pyrite-bearing quartz veining. The breccia body has been traced in outcrop to be at least 150 by 150 metres in size however, float of breccia material suggests that the body or bodies of breccia may encompass a much larger area.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has planned a preliminary diamond drilling program for Fiscal 2011.  An estimated budget has not yet been determined.

Nevada Prospects – United States

The Company has acquired four projects in Nevada all of which were acquired through staking, the Willow, Paradise East, BP and MT claims. These properties are all early stage exploration projects.

Ownership
The prospects, discovered during Almaden’s ongoing regional exploration program in Nevada ,are 100% owned by the Company. The properties were acquired through staking.

Expenditures to Date
During Fiscal 2010, the Company incurred $209,759 in acquisition and exploration costs on the prospects.

Location and Access
The projects are all road accessible and located in western, eastern and south-western Nevada.

Infrastructure
There is no infrastructure in place on the prospect.

History and Recent Work
During Fiscal 2008 and 2009, Almaden completed a large program of soil sampling, induced polarization geophysics, prospecting and rock chip sampling on the Willow prospect and a similar but more preliminary program on the Paradise East prospect.  Results from the program identified a broad zone of elevated gold, copper and molybdenum in soil spatially associated with high induced polarization chargeability values at depth at Willow.

In 2010 the Company conducted staked the BP project and conducted a preliminary geological mapping and soil sampling program.

Geology and Mineralization
At Willow Almaden has completed geologic and alteration mapping, rock sampling, soil sampling and stream sediment sampling. Mapping has outlined a roughly 2 by 2 kilometre area of intense hydrothermal alteration characterised by minerals and features typical of high sulphidation epithermal systems including silicification and brecciation, alunite, kaolinite and dickite. In this area 174 rock samples have been taken with results ranging from 0.005 to 0.29 g/t gold. Soil sampling was conducted on a 200 by 50 metre grid. The 1,297 soil samples collected returned gold values from below detection up to 1.2 g/t gold and averaging 0.024 g/t gold. Several significant areas of greater than 0.1 g/t gold were outlined in this soil sampling program. Stream sediment samples were also taken and returned values from 0.002 g/t gold to a high of 3.4 g/t gold and averaging 0.041 g/t gold. These geochemical results are interpreted to be indicative with top of a high sulphidation gold system. Almaden plans to conduct a preliminary drill program at Willow in 2010.
This early stage project located near the historic Paradise Peak gold mine in central Nevada covers an area of acid sulphate alteration interpreted to represent a high sulphidation system.

The BP claims cover an area of jasperoid and clay alteration developed in an exposed debris flow in lower plate rocks, the geologic succession that hosts many of the important gold deposits in northern Nevada. The alteration and host rocks are typical of that of major Carlin type deposits in Nevada and the prospect is located roughly 30 miles from the Carlin district along the Carlin trend. The prospect is located nearby good access but off roads and no evidence of past work was noted in the area except for several small barite workings. No significant gold values were returned from the reconnaissance sampling however these rock samples did have anomalous trace elements typical of Carlin type systems.

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company plans a preliminary drill program at the Willow prospect with a budget of US$150,000 and further surface work on the other prospects, designed to better define future drill targets.

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

During Fiscal 2008 the Company and Santoy entered into an agreement with Skeena Resources Limited (“Skeena”). To earn a 60% interest, Skeena had to maintain the property in good standing, incur exploration expenditures totalling $3,000,000 and issue 1,250,000 shares, 40% to the Company and 60% to Santoy, by March 17, 2012.

In Fiscal 2010, the Company and Santoy sold their 40% interest to Skeena.  The Company received 2,560,000 shares of Skeena.  The Company retains 40% of a 2% net smelter royalty.

The Bufa Prospect - Mexico

The Bufa Prospect (formerly “Guadalupe”) is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
During Fiscal 2003, the Company’s subsidiary acquired 100% interest in the La Bufa claim by staking.

In Fiscal 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln Gold”). To earn a 60% interest Lincoln Gold must incur exploration expenditures of US$3,000,000 and issue 450,000 shares to the Company over five and a half years.  If production is achieved, Lincoln Gold must then issue an additional 100,000 shares to the Company. All shares issued will be Restricted Securities under the U.S. Securities Act 1933 and all certificates representing the shares will be endorsed with legends confirming their status as restricted securities.

In Fiscal 2007, the Company renegotiated the agreement with Lincoln Gold.  To earn a 60% interest Lincoln Gold must now incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over four years.

In Fiscal 2009, Lincoln Mining Corporation (previously named LPT Capital Ltd.) (“Lincoln Mining”) acquired all of the outstanding common shares of Lincoln Gold through a previous merger of 0843037 B.C. Ltd., a wholly owned subsidiary of Lincoln Mining, with Lincoln Gold to form the company Lincoln Mining Corporation.

In Fiscal 2010, the Company sold its interest in the Bufa prospect to Lincoln Mining Corporation, Minera Lincoln de Mexico, S.A. de C.V. and Lincoln Gold Corporation (the “Lincoln Entities”) for a total of 6,000,000 common shares of Lincoln Mining.  The Company retains a production royalty of 2% NSR.

The Ram Prospect – Canada

The Ram claims were acquired from the Company’s predecessor (“Fairfield”) and were 100% owned by the Company.

In May 2000, Fairfield entered into an agreement (later amended) with Ross River Gold Ltd. (now Ross River Minerals Inc.  (“Ross River”) whereby Ross River could have earned a 70% interest in the prospect by incurring $500,000 in exploration expenditures by April 1, 2008 and issuing to the Company a total of 390,000 shares.

In January 2008, the Company completed the sale of the Ram prospect to Ross River for 100,000 shares of Ross River and a 2% NSR.

Item 5.                      Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2010 and 2009 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars.

Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2009 (“Transition Date”).  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2009 comparatives and current year financial statements have been prepared using the same policies.  The previously presented 2009 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1.  Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception.  These are discussed below.

  Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(a)	Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(b)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

Mandatory Exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(c)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error.  The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist. The analysis which follows represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment		$1,013,580	$-	$1,013,580	$875,101	$-	$875,101
Investment		1,549,036	-	1,549,036	1,261,651	-	1,261,651
Reclamation deposit		81,500	-	81,500	84,000	-	84,000
Mineral property deposit		138,929	-	138,929	138,929	-	138,929
Mineral properties		8,235,749	-	8,235,749	8,416,597	-	8,416,597
		11,018,794	-	11,018,794	10,776,278	-	10,776,278

Current assets
Inventory		274,768	-	274,768	274,768	-	274,768
Marketable securities		340,893	-	340,893	763,479	-	763,479
Accounts receivable and
prepaid expenses		448,675	-	448,675	702,227	-	702,227
Cash and cash equivalents		12,318,950	-	12,318,950	13,142,671	-	13,142,671
		13,383,286	-	13,383,286	14,883,145	-	14,883,145

TOTAL ASSETS		$24,402,080	$-	$24,402,080	$25,659,423	$-	$25,659,423

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

EQUITY
Share capital		$49,159,392	$-	$49,159,392	$50,877,609	$-	$50,877,609
Reserves
Equity settled employee
benefits	19(iv)	-	4,509,023	4,509,023	-	4,576,523	4,576,523
Warrants	19(iv)	-	176,741	176,741	-	1,158,726	1,158,726
Available-for-sale financial
assets	19(iv)	-	(1,358,650)	(1,358,650)	-	(736,359)	(736,359)
Contributed surplus	19(iv)	4,685,764	(4,685,764)	-	5,735,249	(5,735,249)	-
Accumulated other
comprehensive income	19(iv)	(1,358,650)	1,358,650	-	(736,359)	736,359	-
Deficit		(28,419,696)	-	(28,419,696)	(30,705,655)	-	(30,705,655)
		24,066,810	-	24,066,810	25,170,844	-	25,170,844

LIABILITIES
Non-current liabilities
Asset retirement obligation		129,332	-	129,332	135,016	-	135,016

Current liabilities
Accounts payable and
accrued liabilities		205,938	-	205,938	353,563	-	353,563
		335,270	-	335,270	488,579	-	488,579

TOTAL EQUITY AND LIABILITIES		$24,402,080	$-	$24,402,080	$25,659,423	$-	$25,659,423

Reconciliation of Statement of Comprehensive Loss
			Year ended December 31, 2009
				Effect of
				Transition to
	note		GAAP	IFRS	IFRS
Revenue
Interest income			$169,458	$-	$169,458
Drilling services			2,112,832	-	2,112,832
Other income			158,329	-	158,329
			2,440,619	-	2,440,619

Expenses
Drilling services expenses			1,218,518	-	1,218,518
Write-down of interests in mineral properties			890,811	-	890,811
General and administrative expenses (Schedule 1)			1,291,253	-	1,291,253
General exploration expenses			665,055	-	665,055
Stock option compensaiton			67,500	-	67,500
			4,133,137	-	4,133,137
			(1,692,518)	-	(1,692,518)
Loss on equity investment			(90,908)	-	(90,908)
Loss on dilution			(196,476)	-	(196,476)
Write-down of marketable securities			(80,600)	-	(80,600)
Income on mineral property options			77,360	-	77,360
Loss on sale of marketable securities			(26,790)	-	(26,790)
Foreign exchange loss			(415,755)	-	(415,755)

Loss before income taxes			(2,425,687)	-	(2,425,687)
Income tax recovery	19	(v)	232,728	(93,000)	139,728

Net loss			$(2,192,959)	$-	$(2,285,959)

Other comprehensive income
Unrealized gains and losses on available-for-sale
financial assets arising during the year			596,051	-	596,051
Reclassification adjustment for gains
and losses included in net loss			26,240	-	26,240

Other comprehensive income			622,291	-	622,291

Total comprehensive loss			$(1,570,668)	$-	$(1,663,668)

Reconciliation of Cash Flows
			Year ended December 31, 2009
				Effect of
				Transition to
	note		GAAP	IFRS	IFRS
Operating activities
Net loss	19	(v)	$(2,192,959)	$(93,000)	$(2,285,959)
Items not affecting cash
Future income tax recovery	19	(v)	(93,000)	93,000	-
Loss on equity investment			90,908	-	90,908
Loss on dilution			196,476	-	196,476
Depreciation			169,973	-	169,973
Loss on sale of marketable securities			26,790	-	26,790
Write-down of marketable securities			80,600	-	80,600
Income on mineral property options			(77,360)	-	(77,360)
Write-down of interests in mineral properties			890,811	-	890,811
Stock-option compensation			67,500	-	67,500
Change in non-cash working capital components
Accounts receivable and prepaid expenses			(253,552)	-	(253,552)
Accounts payable and accrued liabilities			147,625	-	147,625
			(946,188)	-	(946,188)

Financing activities
Issuance of shares, net of share issue costs			2,700,202	-	2,700,202

Investing activities
Reclamation deposit			(2,500)	-	(2,500)
Marketable securities
Net proceeds			103,217	-	103,217
Property, plant and equipment
Purchases			(31,494)	-	(31,494)
Mineral properties
Costs			(1,119,474)	-	(1,119,474)
Proceeds			119,958	-	119,958
			(930,293)	-	(930,293)

Net cash inflow			$823,721	$-	$823,721
Cash and equivalents, beginning of year			12,318,950	-	12,318,950
Cash and equivalents,
Cash and equivalents, end of year			$13,142,671	$-	$13,142,671

(d)	Reclassification within Equity section

Under Canadian GAAP, a balance within contributed surplus existed to record the issuance of warrants and equity-settled employee benefits.  Upon adoption of IFRS, the balances in these accounts have been reclassified to “Reserves – Equity-settled employee benefits” and “Reserves – Warrants”.

In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” account that existed under Canadian GAAP into “Reserves – Available-for-sale financial assets” as certain account terminologies are different under IFRS.

(e)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statements of operations. During fiscal 2009, the Company renounced  qualifying expenditures and as a result recorded a charge to equity and corresponding income tax recovery in income in the amount of $93,000.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and recognized in income at the time the qualifying expenditures are made (there was no such premium on the flow-through shares issued in 2009).  The recognition of the future income tax liability upon renounciation of the flow through expenditures is recorded as income tax expense in the period of renounciation.

Consequently, the Company reversed the $93,000 charge to equity under Canadian GAAP and reclassified this balance to “income tax recovery” in the statement of Comprehensive Loss for the year ended December 31, 2009.  There is no impact of this accounting change to the Statement of Financial Position or to the balance of the Deficit or related reserves as at the Transition Date and December 31, 2009.

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

Fiscal 2010 compared to Fiscal 2009
The Company’s operations during the year ended December 31, 2010 (“Fiscal 2010”) produced a net loss of $3,464,652 or $0.07 per share compared to a net loss of $2,285,959 or $0.05 per share for the fiscal year ended December 31, 2009 (“Fiscal 2009”).  The increase in net loss was primarily due to the Company not earning other income from drill programs undertaken on behalf of third parties while utilizing the drill to advance its own properties and the non-cash expense of share-based compensation recorded on the grant of stock options.  Share-based compensation is directly related to, and fluctuates based on, the number of stock options granted and vested during any period.

During Fiscal 2010, the income on mineral property options consisted of the receipt of 6,000,000 shares of Lincoln Mining Corporation with a fair market value on receipt of $1,770,000 pursuant to the sale of the Company’s Bufa prospect and the receipt of 2,560,000 shares of Skeena Resources Ltd. with a fair market value on receipt of $153,600 pursuant to the sale of the Company’s 40% interest in the Tropico prospect.  During Fiscal 2009, the income on mineral property options consisted of the receipt of 100,000 shares of Skeena Resources Ltd. pursuant to a 2008 option agreement with a fair market value of $4,000 and the receipt of 200,000 shares of Lincoln Gold Corporation pursuant to a 2007 option agreement with a fair market value of $6,900 and the receipt of British Columbia mining exploration tax credit of $97,348 including interest.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property.  During Fiscal 2010, the Company recognized a loss of $151,926 in its equity investment in Tarsis Resources Ltd. (“Tarsis”) compared to a loss of $90,908 in Fiscal 2009.  During Fiscal 2010, the Company recognized a loss of $168,449 on the deemed partial dilution of the Company’s investment in Tarsis Resources Ltd. from 27.6% to 16.7%.  In Fiscal 2009, the Company recognized a loss of $196,476 on the deemed partial dilution of the Company’s investment from 33.2% to 27.6%.  During Fiscal 2009 the Company recognized a permanent impairment in the amount of $80,600.   In Fiscal 2010, the loss on the sale of the sale of securities was higher when compared to Fiscal 2009. The Company disposes of its equity securities when, in the view of management, favorable market conditions exist for any of its holdings.  During Fiscal 2010, the Company also recognized an income tax recovery of $305,766 from premiums on flow-through share issuances.   Also, the fluctuation in the exchange rate for the U.S. and Canadian dollars resulted in a smaller loss on foreign exchange in Fiscal 2010 when compared to Fiscal 2009.

Because the Company is an exploration company, it has no revenue from mining operations.  During Fiscal 2010 and 2009, revenue consisted primarily of other income from contract exploration services provided to third parties although revenue was significantly lower during the current year due to the Company not earning other income from drill programs undertaken on behalf of third parties while utilizing the drill to advance its own properties.

General and administrative expenses were $1,493,611 in the year ended December 31, 2010, an increase from $1,291,253 in the year ended December 31, 2009.  This increase is primarily due to increases in stock exchange fees and travel and promotion.  Stock exchange fees increased due to the increase in the Company’s share price. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Atlanta Investment Conference, the Khandaker Mining World Institutional Conference in New York, the Casey Research Crisis & Opportunity Summit in Las Vegas, the Agora Financial Symposium and the New Orleans Investment Conference. The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website and also retained Michael S. Fulp for website sponsorship.

General exploration expenses were $646,358 in the year ended December 31, 2010, comparable to $665,055 in the year ended December 31, 2009.

Significant non-cash items in Fiscal 2010 include income on mineral property options, share-based compensation and write-down of interests in mineral properties.  Significant non-cash items in Fiscal 2009 include write-down of interests in mineral properties.  Write-downs of interests in mineral properties fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.

Liquidity and Capital Resources

Fiscal 2010
At the end of Fiscal 2010, the Company had working capital of $29,187,035 including cash and cash equivalents of $16,087,832 and a short term investment of $2,000,000 compared to working capital of $14,529,582 including cash and cash equivalents of $13,142,671 at December 31, 2009. The increase in working capital and cash and cash equivalents is primarily due to several private placement financings and the exercise of options and warrants.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2010 was $2,268,986 or $1,994,218 above book value as presented in the financial statements.     Should the Company dispose of all its marketable securities at one particular time, it may not realize the value stated on its balance sheet. Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the year ended December 31, 2010, the Company incurred a net loss for the year of $3.5 million (2009 - $2.3 million).  The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, generate positive cash flows, and ultimately the achievement of profitable operations.

The Company’s cash resources are sufficient to meet its anticipated working capital and mineral exploration requirements for 2011 and 2012.  The Company has no long-term debt.

Cash used in operating activities during Fiscal 2010 was $1,233,673 compared to $946,188 during Fiscal 2009.    Significant non-cash expenses are discussed above.

Cash flows from financing activities during Fiscal 2010 were $11,172,391 compared to $2,700,202 during Fiscal 2009.  The source of cash during Fiscal 2010 is from closing several private placement financings and the exercise of options and warrants. The Company also recognized an income tax recovery on premiums on flow-through shares issuances.  One private placement consisted of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share, one consisted of 1,003,821 common flow-through shares at a price of $1.20 per share with 49,997 broker's warrants entitling the brokers to purchase 49,997 common non-flow-through shares until June 29, 2011 issued to brokers in consideration of their services, and one consisted of 350,000 units at a price of $1.00 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.  4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to finders in respect of this placement.  And one consisted of 81,200 common flow-through shares at a price of $3.50 per share. 895,000 stock options and 740,658 warrants were also exercised during the year.  Cash flows from financing activities during Fiscal 2009 were $2,700,202.  The source of cash during Fiscal 2009 is from the issuance of shares pursuant to two private placement financings.  One consisted of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.  The second consisted of 3,060,000 units at a price of $0.85 per share.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  236,000 finder’s warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement. 154,000 stock options were also exercised during Fiscal 2009. Please see the consolidated statements of changes in equity and Note 9 to the consolidated financial statements for the year ended December 31, 2010 for further details.

Cash used for investing activities during Fiscal 2010 was $6,993,557 compared to $930,293 during Fiscal 2009.  During 2010, the Company made investments in mineral properties of $5,478,095 and received $15,000 pursuant to a property option agreement compared to investments in mineral properties of $1,119,474 and recovered $119,958 during Fiscal 2009.  During Fiscal 2010, the Company purchased a short-term investment of $2,000,000.   Significant investments during Fiscal 2010 include camp construction and a drill program on the Elk gold property in BC ($2,514,617), the staking of additional claims and drilling on the Tuligtic property in Mexico ($1,546,027), a drill program on the ATW diamond property in the Northwest Territories ($215,802) and drill programs undertaken on the San Carlos property ($254,181) and Viky property ($288,496) in Mexico. Investments made in mineral property interests in the comparable period include further evaluation on the ATW diamond property ($399,103), a drill program on the Tuligtic property ($855,200), a geological mapping and sampling program on the Caldera property ($154,765) and further evaluation of the Elk gold property ($322,384).  Significant investments during Fiscal 2009 include a drill program on the Tuligtic property in Mexico ($855,200), further evaluation on the ATW diamond property in the Northwest Territories ($399,103), further evaluation of the Elk gold property in B.C. ($322,384) and a geological mapping and sampling program on the Caldera property in Mexico ($154,765). Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off to operations.

Fiscal 2009
At the end of Fiscal 2009, the Company had working capital of $14,529,582 including cash and cash equivalents of $13,142,671.  The increase in working capital and cash and cash equivalents is primarily due to two private placement financings and lower expenditures on mineral properties.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2009 was $1,839,421 or $1,564,653 above book value as presented in the financial statements. The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”). The assessment related to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  The Company appealed the Ministry’s decision and on July 3, 2009, the Supreme Court of British Columbia made judgement in favour of the Company.  The $281,871 the Company paid and expensed in order to reduce the exposure to interest charges was refunded with interest.  Costs were also awarded to the Company.

Cash used for operating activities during Fiscal 2009 was $946,188.  Significant non-cash expenses are discussed above.

Cash flows from financing activities during Fiscal 2009 were $2,700,202.  The source of cash during Fiscal 2009 is from the issuance of shares pursuant to two private placement financings.  One consisted of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.  The second consisted of 3,060,000 units at a price of $0.85 per share.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  236,000 finder’s warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement.   154,000 stock options were also exercised during Fiscal 2009.

Cash used for investing activities during Fiscal 2009 was $930,293.  During Fiscal 2009, the Company made investments in mineral properties of $1,119,474 and recovered $119,958.  Significant investments during Fiscal 2009 include a drill program on the Tuligtic property in Mexico ($855,200), further evaluation on the ATW diamond property in the Northwest Territories ($399,103), further evaluation of the Elk gold property in B.C. ($322,384) and a geological mapping and sampling program on the Caldera property in Mexico ($154,765).

Research and Development, Patents and Licenses
The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information
After a long period of low prices, metals rose to record levels and after several corrections, are again near their highs.  This appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits. There is also uncertainty about the long term effect of events in Japan. These factors require frequent review of plans and budgets against a backdrop of fewer good exploration and development new projects along with the long term shortage of skilled exploration personnel.

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

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, good exploration projects based on sound geological work continues.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal project’s in anticipation of increasing demand and prices.

The world may be slow to recover from current economic conditions and a further deterioration of these conditions remains a serious threat.  If such deterioration occurs, it is believed that precious metals will continue to be in demand as a store of value.

Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Related party transactions
A total of $208,100 (2009 - $189,200) was paid to Hawk Mountain Resources Ltd., a company controlled by Duane Poliquin, Chairman of the Board and Director of the Company, for geological consulting services and general and administrative services provided during the year.  A total of $Nil (2009 - $3,780) was paid to Smee & Associates Consulting Ltd, a company owned by Barry Smee, a Director of the Company, and his wife, for consulting services provided during the year.  A total of $55,875 (2009 - $52,875) was paid to Marc Blythe, the Vice-President-Mining of the Company for technical services during the year.  These amounts are included in general exploration and mineral property costs.  A total of $60,000 (2009 - $60,000) was paid to Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, Chief Financial Officer of the Company, for financial and administrative services during the year.  This amount is included in professional fees.   During 2010, $33,000 ($2009 - $33,000) was paid to the five non-management directors.

During Fiscal 2010, the Company charged Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) a company with one director and two officers in common with the Company, $54,515 for office rent and various expenses (2009 - $55,189).

Accounts receivable at December 31, 2010 included $433 (2009 - $13,179) owing from related companies.  Accounts payable at December 31, 2010 included $Nil (2009 - $Nil) due to related companies.

Tarsis Resources Ltd. has a director, Gerald Carlson, and two officers, Marc G. Blythe and Mark T. Brown, in common with the Company.  The Company owns 16.7% of Tarsis’s common shares.

Windstorm Resources Ltd.’s President and director, Gerald Carlson, is also a director of the Company.  The Company also owns common shares in Windstorm. In September, 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

A director of Fairmont Resources Inc. (“Fairmont”), Gerald Carlson, is also a Director of Almaden. On July 30, 2009, Fairmont entered into an option agreement to acquire an initial 51% interest in Almaden’s Nicoamen River Claims located in the Kamloops Mining Division, British Columbia. In order to earn its interest Fairmont agreed to pay $25,000 and incur $300,000 in exploration. Fairmont may acquire an additional 9% interest by issuing a total of 300,000 common shares to Almaden and spending a further $1.7 million on the property, both within a five year period beginning on April 14, 2010.

Almaden owns a 50% interest in ATW Resources Ltd. (“ATW”) which holds title in trust for a mineral property.  The Company has two Directors, Duane Poliquin and James McInnes, in common with ATW.

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

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. During Fiscal 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer (now the Chairman and Chief Executive Officer, respectively) for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.  Effective January 1, 2011, remuneration increased to $206,250 annually.  During Fiscal 2007, the Company also entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Table No. 4 lists the total contractual obligations as at December 31, 2010 for each period.

Table No. 4
Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$370,700	$67,000	$216,000	$87,700	-
Executive contracts	$825,000	$425,000	$425,000	-	-
Financial services contract	$240000	$60,000	$180,000	-	-

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

Significant Accounting Policies

(a)	Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 16.7% interest in Tarsis Resources Ltd. is accounted for using the equity method.

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currencies
Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)	Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

(d)	Cash, cash equivalents and short-term investments
Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

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

(g)	Impairment of equipment and intangible assets (excluding goodwill)
Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

(h)	Revenue recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income
Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Drilling services and other income
Revenue from drilling services and other income is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(i)	Exploration and evaluation
The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(j)	Income taxes
Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(k)	Share-based payments
The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The board of directors grants such option for periods of up to five years, with vesting periods determined at the sole discretion and at prices equal to the volume weighted average price for the five days immediately preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model,and is recognized over the period that the employees earn the options.  The fair value is recognized as an expense with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

(l)	Asset retirement obligation
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $104,000 of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)	Loss per share
The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

    (n)   New accounting standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

●	Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters, effective for accounting periods commencing on or after July 1, 2010.
●	IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;
●	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013;
●	Amendments to IAS 32, Financial Instruments: Presentation – Classification of Right Issues; effective for accounting periods commencing on or after February 1, 2010;
●	Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement, effective for accounting periods commencing on or after January 1, 2011, and;
●	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010;
●	Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011;
●	Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
●	Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

(o)	Non-current assets held for sale
Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured in accordance with the Company’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Basis of preparation

A detailed summary of the Company’s basis of preparation is included in Note 2 to the audited consolidated financial statements for the year ended December 31, 2010.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgements
o
The assessment that the Company has significant influence over the investment which leads to using the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Tarsis Resources Ltd. (“Tarsis”), the common directors and management between Tarsis and the Company and the intercompany transactions and relationship with Tarsis and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates
o	the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of the investment, and the estimated annual gains or losses recorded on the investment from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2010;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated statement of financial position; and
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;
o	The assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable.

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

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes(1) John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee Donald Lorimer(1)	70 73 70 83 39 65 65 77	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 November 17, 2003
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

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Marc G. Blythe Mark T. Brown Dione Bitzer	Chairman of the Board President and Chief Executive Officer Vice-President-Mining Chief Financial Officer Controller and Secretary	70 39 41 42 50	February 1, 2002 (4) March 1, 2007 September 5, 2006 November 15, 2007 February 1, 2002 (4) June 9, 2008
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

Joseph Montgomery, Ph.D., P.Eng. is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. He spends less than 10% of his time on the affairs of the Company. Mr. Montgomery also serves as a director of Infrastructure Materials Corp, an industrial materials company listed on the US OTCBB.

Morgan Poliquin, Ph.D., P.Eng., is a registered professional geological engineer with 16 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time of the affairs of the Company directing its exploration programs.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph. D. from Dartmouth College. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as a director and President of Windstorm Resources Inc., a gold and copper exploration company listed on the TSX-V, and a director of the following companies:

a.	Blue Sky Uranium Corp., a uranium exploration company listed on the TSX-V.
b.	Copper Ridge Explorations Inc., a mineral exploration company listed on the TSX-V.
c.	Enertopia Corporation, an energy and minerals company listed on the OTC and the CNSX.
d.	Fairmont Resources Inc., a mineral exploration company listed on the TSX-V.
e.	Pacific Arc Resources Inc., a mineral exploration company listed on the TSX-V.
               g. Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.

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

Marc G. Blythe, P.Eng., MBA. has a Master of Business Administration from La Trobe University in Melbourne and a Bachelor of Mining Engineering degree from the Western Australian School of Mines.  Mr. Blythe was Corporate Senior Mining Engineer for Placer Dome Inc. based in Vancouver from 2004 until 2006, where he completed internal and external mine evaluation, including advising on potential acquisitions and mining technology implementation.  Prior to this, he was a Mine Superintendent and Senior Planning Engineer for Placer Dome based in Kalgoorlie, Australia and a Contract Mine Manager for Western Mining Corporation. Mr. Blythe spends 35% of his time on the affairs of the Company.  He also serves as a director and President of Tarsis Resources Ltd., a gold, copper and silver exploration company listed on the TSX-V and a director of the following companies:

a.	Arcus Development Group Inc., a gold exploration company listed on the TSX-V.
b.	Inform Resources Ltd., a gold exploration company listed on the TSX-V.

Mr. Blythe also serves as an officer of Rockhaven Resources Ltd., a gold and silver exploration company listed on the TSX-V.

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

Mark T. Brown is a Chartered Accountant and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 15% of his time on the affairs of the Company.  He also serves as a director and CFO of the following companies:

a.	Rare Element Resources Ltd., a gold and rare earth elements exploration company listed on the TSX-V and NYSE Amex.
b.	Portal Resources Ltd., an oil and gas exploration company listed on the TSX-V.
c.	Avrupa Minerals Ltd., a base metals exploration company listed on the TSX-V.

Mr. Brown also serves as a director and CEO of the following company:

a.	Fox Resources Ltd., a gold exploration company listed on the TSX-V.

He also serves as a director of the following companies:

a.	Strategem Capital Inc., a merchant bank investing in uranium, gold, silver and copper mineral exploration listed on the TSX-V.
b.	Sutter Gold Mining Inc., a gold exploration company listed on the TSX-V.
c.	Animas Resources Ltd., a gold exploration company listed on the TSX-V.

Mr. Brown also serves as CFO of the following companies:

a.	Pitchstone Exloration Ltd., a uranium exploration company listed on the TSX-V.
b.	Rye Patch Gold Ltd., a gold exploration company listed on the TSX-V.
c.	Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.

Dione Bitzer is a Certified Management Accountant with over 20 years accounting experience with junior exploration companies. She has held executive positions with several junior resource companies.  Miss Bitzer spends all of her business time on the affairs of the Company.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.  Seine River Resources Inc. (now Trinity Plumas Capital Corp.), of which James E. McInnes was a director was subject to a cease-trade order as of July 24, 1996, subject to the submission of overdue documentation, which was revoked on August 8, 1996.  Williams Creek Explorations Limited, of which James E. McInnes is a director and Morgan Poliquin was a director and Dione Bitzer was an officer, was subject to a cease-trade order as of July 22, 1999, subject to the submission of overdue documentation, which was revoked on August 5, 1999. Joseph Montgomery was subject to a cease trade order in the securities of Home Ventures Ltd. as of May 23, 1996 for failure to file insider reports, which was revoked on June 14, 1996.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2008, the Compensation Committee conducted an Executive and Directors Compensation Review which resulted in the recommendations that remuneration of both the Chief Executive Officer (now Chairman) and Chief Operating Officer (now Chief Executive Officer) be increased to $165,000 each annually and all Directors be compensated $5,000 yearly and the Chair of the Audit Committee to be compensated $3,000 yearly, effective January 1, 2009.  During 2010, the Compensation Committee conducted a further Executive and Directors Compensation Review which resulted in the recommendations that remuneration of both the Chairman and Chief Executive Officer be increased to $206,250 each annually effective January 1, 2011.  There was no increase to Directors or Chair of the Audit Committee compensation.  Previously the Company had no formal plan for compensating its directors for their service in their capacity as directors. The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2010 was $600,530.

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	560,000 Nil 100,000	Nil Nil Nil	$208,100(1) $189,200(1) $171,375(1)
James E. McInnes Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 50,000	Nil Nil Nil	$5,000(2) $5,000(2) Nil
Jack McCleary Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil 100,000	Nil Nil Nil	$5,000(2) $5,000(2) Nil
Joseph Montgomery Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 50,000	Nil Nil Nil	$5,000(2) $5,000(2) Nil
Morgan Poliquin President, Director & Chief Executive Officer	2010 2009 2008	$165,000 $165,000 $140,000	Nil $8,000 $6,000	Nil Nil Nil	Nil Nil Nil	550,000 150,000 100,000	Nil Nil Nil	Nil Nil Nil
Gerald G. Carlson Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil 50,000	Nil Nil Nil	$5,000(2) $5,000(2) $5,000(3)
Barry W. Smee Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 100,000	Nil Nil Nil	$5,000(2) $8,780(2)(4) Nil
Donald M. Lorimer Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 50,000 Nil	Nil Nil Nil	$8,000(2)(5) $8,000(2)(5) Nil
Marc Blythe Vice-President-Mining	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil	$55,875(6) $52,875(6) $52,375(6)
Mark T. Brown Chief Financial Officer	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil 25,000	Nil Nil Nil	$60,000(7) $60,000(7) $61,000(7)
Dione Bitzer Controller & Secretary	2010 2009 2008	$72,555 $70,920 $73,245	$6,000 $4,000 $3,000	Nil Nil Nil	Nil Nil Nil	35,000 Nil 25,000	Nil Nil Nil	Nil Nil Nil

    (1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.
    (2) Director’s fees.
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

b)	the willful engagement by the Executive or the Management Company in misconduct which is materially njurious to the Company, monetarily or otherwise;
c)	any other willful violation by the Executive or the Management Company of the provisions of this Agreement; or
d)	the Executive or the Management Company is convicted of a criminal offence involving fraud or ishonesty.

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

The Financial, Administrative & Executive Services Agreement dated November 15, 2007 between the Company and Pacific Opportunity Capital Ltd. (“Pacific”) and Mark T. Brown (“Executive”) will terminate or may be terminated for any one of the following reasons:

●	voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or
●	by the Company for Cause

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

The Executive Employment Contract dated January 1, 2008 between the Company and Dione Bitzer will terminate or may be terminated for any one of the following reasons:

●	voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or
●	by the Company for Cause; or
●	without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Company to the Executive; or
●	upon the death or disability of the Executive, as hereinafter defined in Section 10; or
●	upon retirement by the Executive.

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

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 21, 2011 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,
Chairman of the Board & Director

James E. McInnes,
Director

Jack McCleary
Director

Morgan Poliquin
President, Director &
Chief Executive Officer

Gerald G. Carlson
Director

Joseph Montgomery
Director

Barry Smee
Director

Donald M. Lorimer
Director

Marc Blythe
Vice-President, Mining

Mark T. Brown
Chief Financial Officer

Dione Bitzer
Controller  & Secretary

450,000
220,000
240,000
100,000

50,000
50,000
50,000
50,000

50,000
100,000
50,000

600,000
500,000
150,000
350,000
100,000
100,000

75,000
50,000
50,000
25,000

50,000
50,000
50,000

150,000
100,000

50,000
50,000

50,000
35,000

100,000
25,000
75,000

100,000

$2.50 1.14 1.00 2.22 2.50 0.68 1.14 2.73 2.50 0.92 2.73 2.50 2.32 0.81 1.14 0.92 2.67 2.50 0.68 1.14 2.73 2.50 1.14 2.73 2.50 2.22 2.50 2.22 2.52 0.94 2.68 0.68 1.14 2.50
07/06/2011
01/04/2015
06/21/2015
08/27/2015

07/06/2011
12/29/2013
01/04/2015
11/22/2015

07/06/2011
07/16/2015
11/22/2015

07/06/2011
09/10/2012
11/25/2014
01/04/2015
07/16/2015
09/20/2015

07/06/2011
12/29/2013
01/04/2015
11/22/2015

07/06/2011
01/04/2015
11/22/2015

07/06/2011
08/27/2015

07/06/2011
08/27/2015

12/13/2012
04/07/2015

11/15/2012
12/29/2013
01/04/2015

07/06/2011

Total Directors/Officers (11 persons) Total Employees/Consultants (5 persons) Total Directors/Officers/Employees/Consultants	4,295,000 685,000 4,980,000

No funds were set aside or accrued by the Company during Fiscal 2010 to provide pension, retirement or similar benefits for directors or executive officers.

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

Executive Officer Position Descriptions

Chairman of the Board (‘Chairman’)

Responsibilities:

-	Leads the Board and also takes a hands-on role in the Company’s day-to-day management
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

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

In the Fiscal year ended December 31, 2010 there were seven meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.
Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	7
James E. McInnes	6
Jack McCleary	6
Joseph Montgomery	7
Morgan Poliquin	7
Gerald G. Carlson	5
Barry W. Smee	7
Donald M. Lorimer	7

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2010, four meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE Amex Company Guide Rules.  The proposed Board is composed of seven members.  The Board believes that 5 directors would be considered independent-John McCleary, Joseph Montgomery, Gerald Carlson, Barry Smee and Donald Lorimer. The basis for determination of independence is under Canadian securities instrument NI 52-110 and American Stock Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Audit Committee

The members of the Audit Committee are Messrs. Donald Lorimer, Joseph Montgomery, Gerald Carlson and James E. McInnes. The Audit Committee has met four (4) times during Fiscal 2010.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Nominating and Corporate Governance Committee has met nil (0) times during Fiscal 2010. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee has met five (5) times during Fiscal 2010 with John McCleary, Joseph Montgomery and Gerald Carlson attending. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Share Ownership
Table No. 10 lists, as of March 21, 2011, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common Common Common	Duane Poliquin James E. McInnes Jack McCleary Morgan Poliquin Gerald G. Carlson Joseph Montgomery Barry Smee Donald Lorimer Marc Blythe Mark T. Brown Dione Bitzer Total Directors/Officers	3,183,837(1) 764,580(2) 627,550(3) 2,608,197(4) 208,000(5) 200,000(6) 300,000(7) 147,500(8) 110,300(9) 223,750(10) 121,000(11) 8,494,714	5.60% 1.36% 1.12% 4.52% 0.30% 0.36% 0.53% 0.26% 0.15% 0.40% 0.22% 14.82%
(1)	Of these shares 1,010,000 represent currently exercisable stock options and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.
(2)	Of these shares 200,000 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.
(3)	Of these shares 200,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 1,800,000 represent currently exercisable stock options.
(5)                  Of these shares 200,000 represent currently exercisable stock options.
(6)            Of these shares 150,000 represent currently exercisable stock options.
(7)	Of these shares 250,000 represent currently exercisable stock options.
(8)	Of these shares 100,000 represent currently exercisable stock options.
(9)	Of these shares 85,000 represent currently exercisable stock options.
(10)	Of these shares 200,000 represent currently exercisable stock options.
(11)	Of these shares 100,000 represent currently exercisable stock options.

*Based on 55,876,822 shares outstanding as of March 21, 2010 and stock options held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of March 21, 2011, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,183,837(1)	5.60%
(1)	Of these shares 1,010,000 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

*Based on 55,876,822 shares outstanding as of March 21, 2011 and stock options held by each beneficial owner.

Certain geological, technical, professional and general and administrative services were provided to the Company by directors and officers and/or companies controlled by them.  These directors and officers and the companies controlled by them are as follows:

(a) Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.
(b) Barry Smee operates through his private company Smee & Associates Consulting Ltd.
(c) Mark T. Brown operates through his private company Pacific Opportunity Capital Ltd.
(d) Gerald Carlson operates through his private company KGE Management.

The costs of such services for Fiscal 2010 ended December 31, 2010 were $268,100, Fiscal 2009 ended December 31, 2009 were $252,980 and Fiscal 2008 ended December 31, 2008 were $237,375.

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

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW prospect . As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 64.8% interest in the project.   During Fiscal 2007, the Company sold interests in certain mineral exploration prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis.  In addition, the Company retained a net smelter royalty equal to 2% of all metals discovered on the properties.  During Fiscal 2008, the Company received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property. Also during Fiscal 2008, the Company sold its interest in the Prospector Mountain prospect in the Yukon Territory for 100,000 shares of Tarsis and a cash payment of $30,000.  Almaden retains a 2% net smelter royalty over any mineral produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agrees to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for this prospect.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM” and on the NYSE Amex (formerly the American Stock Exchange) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

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

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
 (expressed in US$)

Year Ended	High	Low
12/31/2010 12/31/2009 12/31/2008 12/31/2007 12/31/2006	$5.03 1.34 2.91 3.28 3.30	$0.86 0.55 0.39 2.00 1.91

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2010 12/31/2009 12/31/2008 12/31/2007 12/31/2006	$5.15 1.37 2.90 3.10 3.70	$0.88 0.64 0.44 2.17 2.33

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
(expressed in US$)

Quarter Ended	High	Low
12/31/2010 09/30/2010 06/30/2010 03/30/2010 12/31/2009 09/30/2009 06/30/2009 03/30/2009	$5.03 2.87 1.29 1.29 1.34 0.80 0.94 0.92	$2.55 0.86 0.90 0.87 0.67 0.55 0.55 0.58

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2010	$5.15	$2.60
09/30/2010	2.92	0.88
06/30/2010	1.32	0.93
03/31/2010	1.34	0.91

12/31/2009	1.37	0.72
09/30/2009	0.86	0.64
06/30/2009	1.00	0.69
03/31/2009	1.17	0.75

Table No. 16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
 (expressed in US$)

Month Ended	High	Low
02/28/2011 01/31/2011 12/31/2010 11/30/2010 10/31/2010 09/30/2010	$4.51 5.08 5.03 4.46 3.28 2.87	$3.68 3.56 4.12 2.55 2.55 2.14

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
02/28/2011 01/31/2011 12/31/2010 11/30/2010 10/31/2010 09/30/2010	$4.59 5.17 5.25 4.58 3.36 3.09	$3.62 3.40 4.18 2.56 2.54 2.20

The closing price of the Company’s common stock was $4.18 (US$) on the NYSE Amex and $4.09 (C$) on TSX on February 28, 2011.

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

On February 28, 2011, the shareholders' list for the Company’s common shares showed 112 registered shareholders and 55,851,832 shares outstanding. 78 of these registered shareholders are U.S. residents, owning 13,451,493 shares representing 24% of the issued and outstanding shares of common stock.  31 of these registered shareholders are Canadian residents, owning 42,393,439 shares representing 76% of the issued and outstanding shares of common stock.  3 of these registered shareholders are of other countries, owning 6,900 shares representing 0% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 21, 2010:

Table No. 18
Shares Issued to March 21, 2011

Number
Balance, December 31, 2010	55,500,822
For cash on exercise of share purchase warrants	276,000
For cash pursuant to private placement	100,000

Balance, March 21, 2011	55,876,822

Item 10.      Additional Information

Share purchase warrants
At March 21, 2011, there were non-transferable share purchase warrants outstanding to acquire a total of 1,205,499 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 19 lists, as of March 21, 2011, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19
Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
C$
1,180,500 24,999	1.40 1.20	12/17/2011 06/29/2011
1,205,499

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

The Articles provide that the directors may, on behalf of the Company:

●	Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;
●	Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;
●	Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
●	Mortgage, charge, or give other security, on the whole or any part of the property or assets of the Company, both present and future.

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

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed by news release and notices filed in accordance with Canadian Securities Laws and by notices to the Toronto Stock Exchange.

A copy of the Company’s new articles is filed was filed as an exhibit to the 2005 Form 20-F Annual Report with the Commission on March 30, 2006.

Material Contracts
The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1. Option Agreement dated March 23, 2009 between the Company and Antofagasta Minerals S.A. (“Antofagasta”) whereby Antofagasta has the right to earn a 60% interest in the Tuligtic prospect by spending US$7,000,000 and making cash payments to the Company of US$1,000,000 by March 23, 2014. Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering a Feasibility Study by March 23, 2016.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 25, 2009.

2.  Release and Quit Claim Agreement dated March 24, 2009 between the Company and Consolidated Spire Ventures Ltd. (“Consolidated Spire”) where Consolidated Spire transfers, quit claims and relinquishes all right, title and option to the Yago prospect.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 26, 2009.

3.  Option Agreement dated July 29, 2009 between the Company and Fairmont Resources Inc. (“Fairmont”) whereby Fairmont has the right to earn a 60% interest in the Nicoamen River prospect by spending $2,000,000 and issuing 300,000 shares of Fairmont to the Company by July 29, 2014 and making cash payments to the Company of $25,000 by July 29, 2010.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on July 31, 2009.

4.  Contract for the Transfer of Rights between the Company’s wholly-owned subsidiary, Minera Gavilan, S.A. de C.V., and Mr. Martin Soto Moran (“Moran”) where the Company obtained the right to claims which adjoined and now form part of its Yago prospect from Moran.  The full text of the Contract for the Transfer of Rights was filed as an exhibit to the Form 6-K with the Commission on September 9, 2009.

5.  Property Purchase Agreement dated November 19, 2009 between the Company and its wholly-owned subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln”) whereby Lincoln purchased the Company’s 100% interest in the Bufa prospect by issuing 6,000,000 shares of Lincoln to the Company together with a 2% NSR.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on December 17, 2009.

6.  Memorandum of Agreement dated February 5, 2010 between the Company, Goldgroup Resources Inc. (“Goldgroup”) and NGEx Resources Inc. (“NGEx”) whereby the Company consents to the assignment and transfer of NGEx’s option to acquire an interest in the Caballo Blanco prospect to Goldgroup.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on March 18, 2010.

7.  Agreement to Purchase Mineral Claims dated February 17, 2010 between the Company and its wholly-owned subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln”) whereby Lincoln purchased the Company’s 100% interest in the Bufa prospect by issuing 6,000,000 shares of Lincoln to the Company together with a 2% NSR.  This agreement replaced the Property Purchase Agreement dated November 19, 2009 (7 above).  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on February 22, 2010.

8.  Purchase Offer dated April 22, 2010 between the Company, Skeena Resources Limited (“Skeena”), Virginia Energy Resources Inc. (“Virginia Energy”) and Minera Cascable SA de CV (“Cascable”) whereby Skeena purchased the Company’s, Virginia Energy’s and Cascable’s 100% interest in the Tropico prospect for a total of 8,000,000 shares of Skeena and 4,000 share purchase warrants.  The full text of the Purchase Offer is filed as an exhibit to the 2010 20F Annual Report with the Commission on March 31, 2011.

9.  Option Agreement dated May 21, 2010 between the Company and Sunburst Explorations Inc. (“Sunburst”) whereby Sunburst has the right to earn a 60% interest in the Merit prospect by spending $3,000,000 and issuing 700,000 shares of Sunburst to the Company on or before fifteen (15) days from the date upon which the common shares of Sunburst are listed for trading on the TSX Venture Exchange.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on June 10, 2010.

9.  Option Agreement dated September 3, 2010 between the Company and Windstorm Resources Ltd. (“Windstorm”) whereby Windstorm has the right to earn a 60% interest in the Caldera prospect by spending US$5,000,000 and issuing 1,000,000 shares of Windstorm to the Company by September 16, 2016.  The full text of the Option Agreement was filed as an exhibit to the Form 6-K with the Commission on September 8, 2010.

10.  Assets Purchase Agreement dated February 11, 2011 between the Company and Beanstalk Capital Inc. (“Beanstalk”) whereby Beanstalk has agreed to purchase 100% of all assets belonging to or usually and ordinarily used in connection with the Elk Gold Project for thirty-seven (37) million shares of Beanstalk. The full text of the Assets Purchase Agreement was filed as an exhibit to the Form 6-K with the Commission on March 11, 2011.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.  A 10% change in the United States dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $140,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $220,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable
PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

i.	Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of December 31, 2010.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

ii.	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management’s assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

iii.	Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company as a non-accelerated filer to provide only management’s report in the Form 20-F Annual Report.

iv.	Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during 2010 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
Table No. 20
Principal Accountant Fees
	Years ended December 31
	2010	2009
Audit fees	$139,000	$94,000
Audit--related fees	-	5,000
Tax fees	19,000	19,000
Other fees	-	-

Fiscal 2010 audit fees relate to the annual audit of the Company’s financial statements, IFRS conversion services, review of IFRS financial statements in first year of adoption and review of the Form 20-F.  Fiscal 2010 audit-related fees relate to advisory and other services relating to year-end financial statements.  Fiscal 2009 audit fees relate to the annual audit of the Company’s financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F.  Fiscal 2009 audit-related fees relate to advisory and other services relating to year-end financial statements.  Fiscal 2010 and 2009 tax fees relate to the completion of income tax returns and other tax consulting.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant
Not applicable.

PART III

Item 17.     Financial Statements

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards as issued by the IASB.

Item 18.    Financial Statements

The Company has provided financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements
Report of Independent Registered Chartered Accountants, dated March 25, 2011
Consolidated statements of financial position at December 31, 2010, December 31, 2009 and January 1, 2009
Consolidated statements of comprehensive loss for the years ended December 31, 2010 and 2009
Consolidated statements of changes in equity for the years ended December 31, 2010 and 2009
 Consolidated statements of cash flows for the years ended December 31, 2010 and 2009
Summary of significant accounting policies and other explanatory information

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
--Incorporated by reference to the Form 6-K filed with the Commission on February 22, 2010--

4.1	Purchase Offer dated April 22, 2010 with Skeena Resources Limited, Virginia Energy Resources Inc. and Minera Cascabel SA de CV

Option Agreement dated May 21, 2010 with Sunburst Explorations Inc. --Incorporated by reference to the Form 6-K filed with the Commission on June 10, 2010--
Option Agreement dated September 2, 2010 with Windstorm Resources Ltd. --Incorporated by reference to the Form 6-K filed with the Commission on September 8, 2010 --
Assets Purchase Agreement dated February 15, 2011 with Beanstalk Capital Inc. --Incorporated by reference to the Form 6-K filed with the Commission on March 11, 2011--

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

Consolidated financial statements of

Almaden Minerals Ltd.
(an exploration stage company)

For the year ended December 31, 2010

Almaden Minerals Ltd.
(an exploration stage company)
December 31, 2010

Table of contents

Report of Independent Registered Chartered Accountants		1-2

Consolidated statements of financial position		3

Consolidated statements of comprehensive loss		4

Consolidated statements of cash flows		5

Consolidated statements of changes in equity		6

Notes to the consolidated financial statements		7-45

Schedule:
1.	Consolidated schedules of general and administrative expenses	46

Deloitte & Touche LLP 2800 -1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X1P4 Canada
Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31,2010, December 31,2009 and January 1,2009 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31,2010 and December 31,2009 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31,2010, December 31,2009 and January 1,2009 and their financial performance and cash flows for the years ended December 31,2010 and December 31,2009 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Membre de / Member of Deloitte Touche Tohmatsu

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $3.5 million during the year ended December 31, 2010. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Independent Registered Chartered Accountants
Vancouver, Canada
March 25,2011

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of financial position
(Expressed in Canadian dollars)

	December 31,	December 31,	January 1,
	2010	2009	2009
		(Note 19)	(Note 19)
	$	$	$
ASSETS
Non-current assets
Exploration and evaluation assets (Note 9)	4,439,145	8,416,597	8,235,749
Property, plant and equipment (Note 8)	862,725	875,101	1,013,580
Reclamation deposit	124,764	84,000	81,500
Exploration and evaluation assets deposit (Note 9(h)(vii))	138,929	138,929	138,929
Investments in Associates (Note 7)	941,276	1,261,651	1,549,036
	6,506,839	10,776,278	11,018,794
Current assets
Assets classified as held for sale (Note 20)	9,083,633	-	-
Inventory (Note 6)	274,768	274,768	274,768
Short term investment (Note 3(d))	2,000,000	-	-
Marketable securities (Note 5)	1,851,883	763,479	340,893
Accounts receivable and prepaid expenses (Note 4)	538,400	702,227	448,675
Cash and cash equivalents (Note 14)	16,087,832	13,142,671	12,318,950
	29,836,516	14,883,145	13,383,286
TOTAL ASSETS	36,343,355	25,659,423	24,402,080
EQUITY
Share Capital (Note 10)	62,853,930	50,877,609	49,159,392
Reserves (Note 10)	7,010,251	4,998,890	3,327,114
Deficit	(34,170,307)	(30,705,655)	(28,419,696)
	35,693,874	25,170,844	24,066,810
LIABILITIES
Non-current
Asset retirement obligation (Note 11)	-	135,016	129,332
Current liabilities
Accounts payable and accrued liabilities	372,889	353,563	205,938
Deferred exploration advances payable	156,956	-	-
Liabilities directly associated with assets classified as held for sale (Note 20)	119,636	-	-
	649,481	353,563	205,938
TOTAL EQUITY AND LIABILITIES	36,343,355	25,659,423	24,402,080
Commitments and contingencies (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on March 25, 2011. They are signed on the Company's behalf.

/s/Duane Poliquin	/s/Donald M. Lorimer
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009
		(Note 19)
	$	$
Revenue
Interest income	38,589	169,458
Drilling services	-	2,112,832
Other income	195,286	158,329
	233,875	2,440,619
Expenses (income)
Drilling services expenses		1,218,518
Write-down of interest in mineral properties	725,951	890,811
Recovery in value of mineral properties	(84,323)	-
Income on mineral property options	(1,923,430)	(77,360)
General and administrative expenses (Schedule 1)	1,493,611	1,291,253
General exploration expenses	646,358	665,055
Share-based compensation	2,108,800	67,500
	2,966,967	4,055,777
Operating loss	(2,733,092)	(1,615,158)

Other income (loss)
Loss on equity investment (Note 7)	(151,926)	(90,908)
Loss on dilution of equity investments (Note 7)	(168,449)	(196,476)
Write-down of marketable securities (Note 5)	-	(80,600)
Loss on sale of marketable securities	(556,753)	(26,790)
Gain on sale of property, plant and equipment	2,836	-
Foreign exchange loss	(163,034)	(415,755)
Loss before income taxes	(3,770,418)	(2,425,687)
Income tax recovery (Note 15)	305,766	139,728

Net loss for the year	(3,464,652)	(2,285,959)

Other comprehensive income

Net change in fair value of available-for-sale financial assets, net of tax of nil	149,738	596,051
Reclassification adjustment relating to available-for-sale financial assets disposed of in the year, net of tax of nil	556,753	26,240
Other comprehensive income for the year	706,491	622,291

Total comprehensive loss for the year	(2,758,161)	(1,663,668)

Basic and diluted net loss per share (Note 13)	(0.07)	(0.05)

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009
		(Note 19)
	$	$
Operating activities
Net loss for the year	(3,464,652)	(2,285,959)
Items not affecting cash
Loss on equity investment	151,926	90,908
Loss on dilution	168,449	196,476
Depreciation	189,580	169,973
Loss on sale of marketable securities	556,753	26,790
Write-down of marketable securities	-	80,600
Income on mineral property options	(1,923,430)	(77,360)
Write-down of interest in mineral properties	725,951	890,811
Recovery in value of mineral properties	(84,323)	-
Share-based payments	2,108,800	67,500
Gain on sale of property, plant and equipment	(2,836)	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	163,827	(253,552)
Accounts payable and accrued liabilities	19,326	147,625
Deferred exploration advances payable	156,956	-
Net cashed used in operating activities	(1,233,673)	(946,188)
Investing activities
Reclamation deposit	(40,764)	(2,500)
Short term invesment	(2,000,000)	-
Marketable securities
Purchases	(1,550)	-
Net proceeds	1,009,484	103,217
Property, plant and equipment
Purchases	(502,822)	(31,494)
Net proceeds	5,190	-
Mineral properties
Costs	(5,478,095)	(1,119,474)
Net proceeds	15,000	119,958
Net cash used in investing activities	(6,993,557)	(930,293)
Financing activities
Issuance of shares, net of share issue costs	11,172,391	2,700,202
Net cash from financing activities	11,172,391	2,700,202

Net cash inflow	2,945,161	823,721
Cash and cash equivalents, beginning of year	13,142,671	12,318,950
Cash and cash equivalents, end of year	16,087,832	13,142,671
Supplemental cash and cash equivalents information - Note 14

Interest paid	-	-
Interest received	38,589	169,458
Taxes paid	-	-
Taxes received	-	-

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share Capital		Reserves
			Equity settled		Available-for-
			employee		sale financial	Total
	Number of shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2009 (Note 19)	45,525,829	49,159,392	4,509,023	176,741	(1,358,650)	3,327,114	(28,419,696)	24,066,810
Shares issued for cash on exercise of stock options	154,000	59,752	-	-	-	-	-	59,752
Share-based payments	-	-	67,500	-	-	67,500	-	67,500
Private placements	3,293,316	1,658,465	-	981,985	-	981,985	-	2,640,450
Total comprehensive loss for the period	-	-	-	-	622,291	622,291	(2,285,959)	(1,663,668)
Balance, December 31, 2009 (Note 19)	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	4,998,890	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	895,000	919,500	-	-	-	-	-	919,500
Fair value of share options allocated to shares issued on exercise	-	533,250	(533,250)	-	-	(533,250)	-	-
Share-based payments	-	-	2,108,800	-	-	2,108,800	-	2,108,800
Private placements	4,892,021	9,234,011	-	35,500	-	35,500	-	9,269,511
Shares issued for cash on exercise of warrants	740,656	983,380	-	-	-	-	-	983,380
Fair value of warrants allocated to shares issued on on exercise	-	306,180	-	(306,180)	-	(306,180)	-	-
Total comprehensive loss for the period	-	-	-	-	706,491	706,491	(3,464,652)	(2,758,161)
Balance, December 31, 2010	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

(An exploration stage company)

1.           Nature of operations and continuance of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties.  The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5.   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the year ended December 31, 2010, the Company incurred a net loss for the year of $3.5 million (2009 - $2.3 million).  At December 31, 2010, the Company had cash and cash equivalents of $16.1 million and working capital of $29.1 million.  The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, general positive cash flows, and ultimately the achievement of profitable operations.  These material uncertainties cash significant doubt upon the Company’s ability to continue as a going concern.

2.           Basis of preparation

(a)           Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities, which the Company received in May 2010.

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements presented in accordance with IFRS.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian GAAP.  Canadian GAAP differs in some areas from IFRS.  In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  Note 19 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, loss and comprehensive loss along with line-by-line reconciliations of the statements of financial position as at December 31, 2009 and January 1, 2009 and the statement of comprehensive loss for the year ended December 31, 2009.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

2.	Basis of preparation (Continued)

(b)           Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on December 31, 2010, the Company’s first annual reporting date.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.  They also have been applied in preparing an opening IFRS balance sheet at January 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 19.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries is the Canadian dollar.

(d)           Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Tarsis Resources Ltd. (“Tarsis”), the common directors and management between Tarsis and the Company and the intercompany transactions and relationship with Tarsis and concluded that significant influence exists.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

2.           Basis of preparation (Continued)

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of the investment, and the estimated annual gains or losses recorded on the investment from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2010;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated statement of financial position; and
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.	Significant accounting policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Almaden America Inc.	Nevada	holding company
Republic Resources Ltd.	British Columbia	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 16.7% interest in Tarsis Resources Ltd. is accounted for using the equity method. The Company accounts for its interest in jointly controlled assets by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)           Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)           Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

 (d)           Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)          Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

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

(g)	Impairment of equipment and intangible assets

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

h)           Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

Interest income
Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Drilling services and other income
Revenue from drilling services and other income is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(i)           Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.
Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

(j)           Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(k)           Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The board of directors grants such option for periods of up to five years, with vesting periods determined at the sole discretion of the board and at prices equal to the volume weighted average price for the five days immediately preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options.  The fair value is recognized as an expense with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

 (l)           Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $104,000 of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)           Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(n)           Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured in accordance with the Company’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

(o)           New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•	Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters - effective for accounting periods commencing on or after July 1, 2010.
•	IAS 24, Related Party Disclosure - effective for accounting periods commencing on or after January 1, 2011;
•	IFRS 9, Financial Instruments - effective for accounting periods commencing on or after January 1, 2013;
•	Amendments to IAS 32, Financial Instruments: Presentation – Classification of Right Issues - effective for accounting periods commencing on or after February 1, 2010;
•	Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement - effective for accounting periods commencing on or after January 1, 2011;
•	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments - effective for accounting periods commencing on or after July 1, 2010;
•	Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011;
•	Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
•	Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,	January 1,
	2010	2009	2009
Accounts receivable	$ 327,321	$ 678,058	$ 448,785
HST receivable	187,300	19,306	16,305
Allowance for doubtful accounts	(75,030)	(75,030)	(91,168)
Prepaid expenses	98,809	79,893	74,753
	$ 538,400	$ 702,227	$ 448,675

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses, are recorded as other comprehensive income or loss.  During the year ended December 31, 2010, the Company determined that $Nil (2009 - $80,600) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold bullion (2009 – 1,597; January 1, 2009 – 1,597) which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2010 is $2,268,986 (2009 - $1,839,421; January 1, 2009 - $1,722,477).

7.           Investments in Associate

Tarsis Resources Ltd.
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

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296.  In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2%.  In the year ended December 31, 2009, Almaden’s interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476. In the year ended December 31, 2010, Almaden’s interest in Tarsis decreased from 27.6% to 16.7% resulting in the recognition of a loss on dilution of $168,449.

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant Influence exists.  Almaden has recorded its equity share of Tarsis’ loss during the year ended December 31, 2010 in the amount of $151,926 (2009 - $90,908). The fair value of the investment at December 31, 2010 is $2,214,000 (December 31, 2009 - $738,000; January 1, 2009 - $225,500).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

7.           Investments in Associate (Continued)

During the year ended December 31, 2010, the Company charged Tarsis $54,515 (2009 - $55,189) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. The following  table summarizes the financial information of Tarsis for its years ended October 31, 2010 and 2009:

	October 31
	2010	2009
Total Assets	$5,899,166	$4,835,003
Total Liabilities	$97,732	$114,468
Revenue	$-	$-
Loss	$1,218,650	$323,389

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

 8.           Property, plant and equipment

	Automotive	Furniture	Computer	Computer	Geological	Field	Mill	Leasehold	Drill
	equip.	& fixtures	hardware	software	library	equip.	equip.(1)	improve.	equip.	Total
	$	$	$	$	$	$	$	$	$	$
Cost
January 1, 2009	371,015	130,400	258,427	80,455	65,106	331,950	323,264	27,181	476,270	2,064,068
Additions	-	3,035	6,677	-	-	21,783	-	-	-	31,495
December 31, 2009	371,015	133,435	265,104	80,455	65,106	353,733	323,264	27,181	476,270	2,095,563
Additions	98,803	5,190	5,757	53,463	-	55,710	-	-	283,910	502,833
Disposals	-	-	-	-	-	(41,703)	-	-	-	(41,703)
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	323,264	27,181	760,180	2,556,693

Accumulated Depreciation
January 1, 2009	214,224	107,388	192,012	43,264	46,403	202,149	-	18,215	226,833	1,050,488
Depreciation	47,037	4,906	20,926	11,158	3,740	28,139	-	4,180	49,888	169,974
December 31, 2009	261,261	112,294	212,938	54,422	50,143	230,288	-	22,395	276,721	1,220,462
Disposals	-	-	-	-	-	(39,338)	-	-	-	(39,338)
Depreciation	47,747	4,747	16,513	15,829	2,992	29,787	-	3,664	68,301	189,580
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	-	26,059	345,022	1,370,704

Carrying amounts
January 1, 2009	156,791	23,012	66,415	37,191	18,703	129,801	323,264	8,966	249,437	1,013,580
December 31, 2009	109,754	21,141	52,166	26,033	14,963	123,445	323,264	4,786	199,549	875,101
	160,810	21,584	41,410	63,667	11,971	147,003	323,264	1,122	415,158	1,185,989
Reclassified to Asset Held for Sale (Note 20)	-	-	-	-	-	-	(323,264)	-	-	(323,264)
December 31, 2010	160,810	21,584	41,410	63,667	11,971	147,003	-	1,122	415,158	862,725

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets

	Elk	ATW	Willow	Caballo Blanco	El Cobre	Tuligtic	San Carlos	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$	$	$
Opening Balance (December 31, 2009)	1,075,694	46,451	148,254	4,321	-	11,070	1	50,205	354,398	1,690,394
Additions	-		-	-	41,988	219,989	-	-	138,944	400,921
Proceeds from options	-		-	-	-	-	-	-	(168,600)	(168,600)
Recoveries	-		-	-	-	-	-	-	-	-
Write-down of deferred
acquisition costs	-		-	-	-	-	-	-	(5,289)	(5,289)
Proceeds received from options on mineral properties in excess of cost - reclassified to income	-		-	-	-	-	-	-	168,482	168,482
Closing Balance (December 31, 2010)	1,075,694	46,451	148,254	4,321	41,988	231,059	1	50,205	487,935	2,085,908
Deferred Exploration Costs
Opening Balance (December 31, 2009)	5,170,058	847,863	332,610	66,694	-	23,360	-	372,461	(86,843)	6,726,203
Costs incurred during the period
Drilling and related costs	1,182,922	202,601	7,406	-	9,582	703,535	139,450	-	158,482	2,403,978
Professional/technical fees	425,444	9,079	5,815	4,276	61,418	93,581	10,963	9,402	58,155	678,133
Claim maintenance/lease cost	1,500	6,885	23,077	748	6,365	61,664	51,942	29,920	139,159	321,260
Geochemical	174,893	-	-	-	30,449	182,933	17,642	-	49,623	455,540
Travel and accommodation	54,979	-	314	4,649	23,189	93,132	10,902	1,275	35,200	223,640
Camp costs	188,810	-	-	-	-	-	-	-	-	188,810
Truck rental and fuel	64,407	-	-	-	-	-	-	-	-	64,407
Geology, engineering	255,715	403	-	900	-	18,625	-	-	-	275,643
Salaries and wages	-	-	-	-	16,858	98,318	21,323	2,083	49,426	188,008
Supplies and misc.	38,169	34	117	-	19,921	29,491	1,959	1,426	27,101	118,218
Geophysical, geosciences	54,310	-	-	-	7,412	41,523	-	-	11,908	115,153
Reclamation, environmental	73,468	-	-	-	10,694	3,236	-	3,720	1,800	92,918
Proceeds from options	-	-	-	-	-	-	-	(23,000)	(1,770,000)	(1,793,000)
Recoveries	-	(3,200)	-	(4,427)	(49,044)	-	-	-	(7,243)	(63,914)
Write-down of deferred
exploration costs	-	-	-	-	-	-	(254,181)	-	(466,481)	(720,662)
Proceeds received from options on mineral properties in excess of cost - reclassified to income	-	-	-	-	-	-	-	-	1,754,948	1,754,948
Recovery in value of mineral interests	-		-	-	-	33,056	-	45,950	5,317	84,323
	2,514,617	215,802	36,729	6,146	136,844	1,359,094	-	70,776	47,395	4,387,403
Closing Balance (December 31, 2010)	7,684,675	1,063,665	369,339	72,840	136,844	1,382,454	-	443,237	(39,448)	11,113,606
	8,760,369	1,110,116	517,593	77,161	178,832	1,613,513	1	493,442	448,487	13,199,514
Reclassified to Asset Held for Sale (Note 20)	(8,760,369)	-	-	-	-	-	-	-	-	(8,760,369)
	-	1,110,116	517,593	77,161	178,832	1,613,513	1	493,442	448,487	4,439,145

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

Mineral properties	Elk	ATW	Willow	Caballo Blanco	Tuligtic	San Carlos	Caldera	Various Other	Total
	$	$	$	$	$	$	$	$	$
Opening Balance (January 1, 2009)	1,075,694	46,451	148,254	4,321	11,070	38,306	50,205	366,395	1,740,696
Additions	-	-	-	-	-	-	-	79,616	79,616
Proceeds from options	-	-	-	-	-	-	-	(20,900)	(20,900)
Recoveries	-	-	-	-	-	-	-	-	-
Write-down of deferred
acquisition costs	-	-	-	-	-	(38,305)	-	(148,073)	(186,378)
Proceeds received from options on mineral properties in excess of cost - reclassified to income	-	-	-	-	-	-	-	77,360	77,360

Closing Balance (December 31, 2009)	1,075,694	46,451	148,254	4,321	11,070	1	50,205	354,398	1,690,394

Deferred Exploration Costs
Opening Balance (January 1, 2009)	4,847,674	448,760	294,417	49,632	277,339	189,709	217,696	169,826	6,495,053

Costs incurred during the period
Drilling and related costs	-	321,217	-	-	421,673	-	-	23,852	766,742
Professional/technical fees	107,447	5,884	-	4,062	108,414	22,040	31,198	83,957	363,002
Claim maintenance/lease Cost	1,500	9,630	23,948	4,639	60,980	50,053	52,239	103,660	306,649
Geochemical	1,215	-	-	-	43,900	1,960	12,301	24,151	83,527
Travel	12,700	27	-	3,162	49,048	11,325	17,474	46,364	140,100
Geology, engineering	142,473	1,687	-	6,628	-	-	12,000	-	162,788
Salaries and wages	-	-	14,186	2,727	71,207	11,009	21,051	12,251	132,431
Supplies and misc.	1,055	69	59	-	93,679	2,196	2,652	10,898	110,608
Geophysical	21,421	60,589	-	-	6,300	3,150	5,850	26,665	123,975
Reclamation, environmental	34,573	-	-	-	-	-	-	-	34,573
Proceeds from options	-	-	-	-	-	-	-	(109,958)	(109,958)
Recoveries	-	-	-	(4,156)	(1,109,180)	-	-	(65,518)	(1,178,854)
Write-down of deferred
exploration costs	-	-	-	-	-	(291,442)	-	(412,991)	(704,433)

	322,384	399,103	38,193	17,062	(253,979)	(189,709)	154,765	(256,669)	231,150

Closing Balance (December 31, 2009)	5,170,058	847,863	332,610	66,694	23,360	-	372,461	(86,843)	6,726,203

Total	6,245,752	894,314	480,864	71,015	34,430	1	422,666	267,555	8,416,597

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)           Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A National Instrument 43-101 resource report has been completed for the property.  Subsequent to December 31, 2010 the Company signed an agreement to sell the Elk property as described in Note 22.

(b)           ATW

The Company has a net 65.5% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(c)           Willow

The Company acquired a 100% interest in the Willow property in Nevada by staking in 2007.

(d)           Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.   During 2007, the Company  entered into an agreement with Canadian Gold Hunter Corp., now NGEx Resources Inc. (“NGEx”).  To earn a 70% interest, NGEx must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.  In February 2010, the Company agreed to terms with NGEx and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden. Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of the exploration programs.

        (e)   Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.  During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”).  To earn a 60% interest in the property, Antofagasta would have to incur exploration expenditures of US$7,000,000 and make payments to Almaden of US$1,000,000 over five years.  In February 2010, Antofagasta terminated its option on the property.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

(f)           San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share.  During the year ended December 31, 2010 these warrants expired unexercised.  The write-down recognized in 2010 is $254,181 (2009 - $329,747).

(g)           Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During the year ended December 31, 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm").  To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.

(h)           Other

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

       (iii)     Merit
The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest, Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.  The write-down recognized in 2010 is $1,411 (2009 - $13,305).

(iv)      Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.  During 2009, the Company terminated Spire’s option to acquire an interest in the property.   The write-down recognized in 2010 is 58,327 (2009 - $61,409).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

(v)    Bufa
The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln had to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.  In February 2010, the Company sold its 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000).  The Company retains a 2% NSR.

(vi)   Gallo de Oro
During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim.  To earn its interest, the Company had to pay US$50,000 by October 30, 2009. At December 31, 2009, all of this obligation had been paid.  The write-down recognized in 2010 of $3,832 (2009 - $104,580) was related to Gallo de Oro.

(vii)   Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with Apex Silver Mines Limited, now Golden Minerals Company (“Golden Minerals”).  To earn a 60% interest, Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii)   Tropico
During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR interest in the property.

(ix)          Other write-downs of interest in mineral properties
In addition, the Company wrote down its interest in other mineral properties in aggregate by $408,200 during the year ended December 31, 2010 (2009 - $377,726).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves

          (a)  Authorized share capital

At December 31, 2010, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

          (b) Details of private placement issues of common shares in 2010 and 2009 are asfollows:

The Company issued 81,200 common flow-through shares on October 13, 2010 on a private placement basis at a price of $3.50 per share, after incurring issue costs of $14,175. Cash commissions totalling $8,400 were paid.

The Company issued 3,000,000 common shares on September 22, 2010 on a private placement basis at a price of $2.50 per share.  Cash commissions, a corporate finance fee and related expenses totalled $650,500.  On September 28, 2010, the Company issued a further 450,000 common shares at a price of $2.50 per share on the closing of the over-allotment option portion of the September 22, 2010 private placement.  Cash commissions and expenses totalling $82,045 were paid.

The Company issued 1,003,821 common flow-through shares on June 29, 2010 on a private placement basis at a price of $1.20 per share, after incurring issue costs of $116,712.   49,997 broker’s warrants entitling the brokers to purchase 49,997 shares at $1.20 per shares until June 29, 2011 were issued to brokers in respect of this placement. The fair value of the broker’s warrants of $7,500 was allocated to share capital and reserves for warrants.

The Company issued 350,000 units on March 16, 2010 on a private placement basis at a price of $1.00 per unit, after incurring issue costs of $32,078.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.   4,375 non-flow-through common shares and 2,625 flow-through shares were issued to finders in respect of this placement. The fair value of the warrants issued as part of the private placement of $28,000 was allocated to share capital and reserves for warrants.

The Company issued 3,060,000 units on December 17, 2009 on a private placement basis at a price of $0.85 per share, after incurring issue costs of $169,637.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  The fair value of the warrants issued as part of the private placement of $774,560 was allocated to share capital and reserves for warrants. 236,000 finders warrants entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 were issued to a finder in respect of this placement. The fair value of the finder’s warrant of $146,320 was allocated to share capital and reserves for warrants.

The Company issued 226,316 units on March 31, 2009 on a private placement basis at a price of $0.95 per share, after incurring issue costs of $12,563.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  The fair value of the warrants issued as part of the private placement of $61,105 was allocated to share capital and reserves for warrants.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the period ended December 31, 2010 is as follows:

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
March 20, 2010	$ 3.00	25,000	-	-	(25,000)	-
September 30, 2010	$ 1.15	113,158	-	113,158	-	-
December 17, 2011	$ 0.85	236,000	-	-	-	236,000
December 17, 2011	$ 1.40	1,648,000	-	467,500	-	1,180,500
March 16, 2011	$ 1.25	-	175,000	135,000	-	40,000
June 29, 2011	$ 1.20	-	49,997	24,998	-	24,999
		2,022,158	224,997	(740,658)	(25,000)	1,481,499

Weighted average
exercise price		$ 1.34	$ 1.24	$1.33	$ 3.00	$ 1.30

Expiry date	Exercise Price	January 1 2009	Granted	Exercised	Expired/ cancelled	December 31 2009
November 14, 2009	$1.00	86,000			(86,000)	-
March 20, 2010	$ 3.00	25,000	-	-	-	25,000
March 31, 2010	$ 1.15		113,158	-	-	113,158
December 17, 2011	$ 0.85		236,000	-	-	236,000
December 17, 2011	$ 1.40		1,648,000	-	-	1,648,000
		111,000	1,997,158	-	(86,000)	2,022,158

Weighted average
exercise price		$ 1.45	$ 1.32	-	$ 1.00	$ 1.34

On March 31, 2010, the Company extended the expiry date of 113,158 warrants for six months.  The fair value for these warrants was recalculated on the extension date and an adjustment of $Nil was recorded.

The fair value of the warrants issued June 29, 2010 was estimated at $7,500 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.54%; expected life of 1 year; dividend rate of 0%; and volatility of 58.29%.

The fair value of the warrants issued March 16, 2010 was estimated at $28,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.63%; expected life of 1 year; dividend rate of 0%; and volatility of 67.14%.

The fair value of the warrants issued December 17, 2009 was estimated at $920,880 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.36%; expected life of 2 years; dividend rate of 0%; and volatility of 90.75%.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

The fair value of the warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of .96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

                (d)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2010, the Company had reserved 570,082 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the year ended December 31, 2010 vested on the date granted. The continuity of stock options for the years ended December 31, 2010 and 2009 are as follows:

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
June 17, 2010	$ 1.79	240,000	-	-	(240,000)	-
September 15, 2010	$ 1.07	140,000	-	(140,000)	-	-
July 6, 2011	$ 2.50	1,795,000	-	(100,000)	-	1,695,000
November 22, 2011	$ 2.73	-	100,000	-	-	100,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
December 13, 2012	$ 4.30	-	25,000	-	-	25,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	(530,000)	-	125,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015	$ 0.94	-	75,000	(40,000)	-	35,000
June 21, 2015	$ 1.00	-	240,000	-	-	240,000
July 16, 2015	$ 0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$ 2.22	-	380,000	(25,000)	-	355,000
September 20, 2015	$ 2.67	-	100,000	-	-	100,000
November 22, 2015	$ 2.73	-	175,000	-	-	175,000
Options outstanding and exercisable		3,670,000	2,445,000	(895,000)	(240,000)	4,980,000

Weighted average
exercise price		$ 1.98	$ 1.55	$ 1.03	$ 1.79	$ 1.95

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

Expiry date	Exercise Price	January 1 2009	Granted	Exercised	Expired/ cancelled	December 31 2009
December 1, 2009	$ 0.39	154,000	-	(154,000)	-	-
December 14, 2009	$ 1.67	806,000	-	-	(806,000)	-
June 17, 2010	$ 1.79	240,000	-	-	-	240,000
September 15, 2010	$ 1.07	140,000	-	-	-	140,000
July 6, 2011	$ 2.50	1,795,000	-	-	-	1,795,000
September 7, 2009	$ 2.23	25,000	-	-	(25,000)	-
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 14, 2012	$ 2.52	50,000	-	-	-	50,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	-	-	655,000
November 25, 2014	$ 0.81	-	150,000			150,000
Options outstanding and exercisable		4,505,000	150,000	(154,000)	(831,000)	3,670,000

Weighted average
exercise price		$ 1.93	$ 0.81	$ 0.39	$ 1.70	$ 1.98

The weighted average grant date fair value of 25,000 stock options granted on December 13, 2010 was $1.67. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.70%; expected life of 2 years; expected volatility of 70.94%; and expected dividends of $Nil.

The weighted average grant date fair value of 175,000 stock options granted on November 22, 2010 was $1.85. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.24%; expected life of 5 years; expected volatility of 70.18%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on November 22, 2010 was $0.86. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.70%; expected life of 1 year; expected volatility of 70.47%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on September 20, 2010 was $1.56. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 69.44%; and expected dividends of $Nil.

The weighted average grant date fair value of 380,000 stock options granted on August 27, 2010 was $1.19. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 68.86%; and expected dividends of $Nil.

The weighted average grant date fair value of 210,000 stock options granted on July 16, 2010 was $0.52. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.           Capital and reserves (Continued)

of 2.00%; expected life of 5 years; expected volatility of 65.67%; and expected dividends of $Nil.

The weighted average grant date fair value of 240,000 stock options granted on June 21, 2010 was $0.54. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 5 years; expected volatility of 66.46%; and expected dividends of $Nil.

The weighted average grant date fair value of 75,000 stock options granted on April 7, 2010 was $0.62. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 4 years; expected volatility of 69.02%; and expected dividends of $Nil.

The weighted average grant date fair value of 1,140,000 stock options granted on January 4, 2010 was $0.67. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 5 years; expected volatility of 65.27%; and expected dividends of $Nil.

The weighted average grant date fair value of 150,000 stock options granted on November 25, 2009 was $0.45. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.12%; expected life of 5 years; expected volatility of 63.74%; and expected dividends of $Nil.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

11.           Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Elk property in British Columbia and is estimated to be settled in 4 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a pre-tax discount rate of 6.25 percent.  See also Note 20 Net Assets Held For Sale.

	December 31,	December 31,	January 1,
	2010	2009	2009
Opening Balance, January 1	135,016	129,332	129,332
- Accretion during the year	8,108	5,684	-
- Adjustment to estimate	(23,488)	-	-
- Transferred to Liabilities Held for Sale	(119,636)	-	-

	-	135,016	129,332

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

12.       Related party transactions and balances

a) Management transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows for the year ended December 31, 2010:

	Short-term employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(i)	208,100	n/a	n/a	(iii)	396,000(v)	604,100
Morgan Poliquin Chief Executive Officer	165,000	n/a	n/a	(iii)	442,500(vi)	607,500
Pacific Opportunity Capital Ltd.(ii)	60,000	n/a	n/a	(iv)	50,250(vii)	110,250
Mark Blythe Vice-President-Mining	55,875	n/a	n/a	n/a	46,500(viii)	102,375

  For the year ended December 31, 2009
	Short-term Employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(i)	189,200	n/a	n/a	(iii)	Nil	189,200
Morgan Poliquin Chief Executive Officer	173,000	n/a	n/a	(iii)	67,500(ix)	240,500
Pacific Opportunity Capital Ltd.(ii)	60,000	n/a	n/a	(iv)	Nil	60,000
Mark Blythe Vice-President-Mining	52,875	n/a	n/a	n/a	Nil	52,875

(i)
Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company. The spouse and daughter of the Chairman were also directly paid $10,000 each during 2010 (2009 - $4,000) for marketing and administrative services including website maintenance and updates, market materials coordination, and general administration.

(ii)	Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, the Chief Financial Officer of the Company.
(iii)
If terminated without cause, payment of an amount equal to 2 times the then current base compensation; by death, payment of an amount equal to 6 months of the then current base fee; and following a change of control, payment of an amount equal to 3 times the then current base compensation.

(iv)	If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

12.       Related party transactions and balances (Continued)

(v)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 220,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 240,000 option-based awards at the June 21, 2010 grant date is based on the fair value of the awards ($0.54) and the value of 100,000 option-based awards at the August 27, 2010 grant date is based on the fair value of the awards ($1.19), all calculated using the Black-Scholes option pricing model.  All options vested upon grant.

(vi)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 350,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 100,000 option-based awards at the July 16, 2010 grant date is based on the fair value of the awards ($0.52) and the value of 100,000 option-based awards at the September 20, 2010 grant date is based on the fair value of the awards ($1.56), all calculated using the Black-Scholes option pricing model.  All options vested upon grant.

(vii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67) calculated using the Black-Scholes option pricing model. All options vested upon grant.

(viii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the April 7, 2010 grant date is based on the fair value of the awards ($0.62) calculated using the Black-Scholes option pricing model. All options vested upon grant.

(ix)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 150,000 option-based awards at the November 25, 2009 grant date is based on the fair value of the awards ($0.45) calculated using the Black-Scholes option pricing model. All options vested upon grant.

b) Directors transactions

During the year ended December 31, 2010, $33,000 (2009 - $33,000) was paid to the 5 non-management Directors.

c) Other related party transactions

i) Tarsis Resources Ltd. (“Tarsis”)
Tarsis has a Director, Gerald Carlson, and two officers, Marc G. Blythe and Mark T. Brown, in common with Almaden, and Almaden owns 17% of Tarsis’s common shares (see Note 7).

During the year ended December 31, 2010, the Company charged Tarsis $54,515 (2009 - $55,189) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2010, Tarsis owed the Company $433 (2009 - $13,179).

ii) Windstorm Resources Ltd. (“Windstorm”)
Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

12.       Related party transactions and balances (Continued)

c) Other related party transactions

iii) Fairmont Resources Inc. (“Fairmont”)

One of Fairmont’s Directors, Gerald Carlson, is also a Director of Almaden.

On July 30, 2009, Fairmont entered into an option agreement to acquire an initial 51% interest in Almaden’s Nicoamen River Claims located in the Kamloops Mining Division, British Columbia. In order to earn its interest Fairmont agreed to pay $25,000 and incur $300,000 in exploration. Fairmont may acquire an additional 9% interest by issuing a total of 300,000 common shares to Almaden and spending a further $1,7 million on the property, both within a five year period beginning on April 14, 2010.

iv) ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

13.	Loss per share

        Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2010 was based on the loss attributable to common shareholders of $3,464,652 (2009 – ($2,285,959) and a weighted average number of common shares outstanding of 51,187,561 (2009 – 45,846,627).

Diluted loss per share did not include the effect of 4,980,000 stock options and 1,481,499 warrants (2009 – 3,670,000 and 2,022,158, respectively) because they are anti-dilutive.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

14.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31, 2010	December 31, 2009 (Note 19)

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$ 533,250	$ -
Reversal of warrants reserve on exercise of warrants	306,180	-
Fair value of warrants upon completion of private placement	35,550	981,985
Shares received on sale of Tropico property	153,600	-
Shares received on sale of Bufa property	1,770,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2010	December 31, 2009 (Note 19)	January 1, 2009 (Note 19)

Cash	$ 3,596,119	$ 3,959,526	$ 1,206,586
Government of Canada (T-Bills)	4,997,500	9,183,145	11,112,364
Bankers Acceptance	7,494,213	-	-
	$ 16,087,832	$ 13,142,671	$ 12, 318,950

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

15.           Income taxes

The Company’s Canadian income tax rate is approximately 28.5% (2009 – 30%) while the Mexico income tax rate is approximately 30%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2010	2009

Statutory rate	28.5%	30.0%

Income taxes recovered
at the Canadian statutory rate	$1,074,569	$727,700
Effect of different tax rates in
foreign jurisdiction	(6,672)	(26,300)
Non-deductible items	(743,281)	(67,911)
Tax recovery on flow-though
shares	305,766	-
Tax losses not recognized in
period benefit arose & other	(324,616)	(633,489)
Reduction in mineral tax liability	-	-
Mineral tax recovery	-	185,690
Mexican flat tax	-	(45,962)
	$305,766	$139,728

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	December 31,	December 31,	January 1,
	2010	2009	2009

Operating and capital loss carryforwar	$1,712,000	$2,131,000	$2,289,000
Canadian and foreign exploration and
development expenditures	1,248,000	1,508,000	1,711,000
Asset retirement obligations	29,900	33,800	34,000
Marketable securities	30,700	131,000	319,000
Share issue costs	209,000	47,000	59,000
Property, plant and equipment	366,000	17,000	127,000
Cumulative Eligible Capital	18,000	19,000	-
	3,613,600	3,886,800	4,539,000
Valuation allowance	(3,613,600)	(3,886,800)	(4,539,000)
	$-	$-	$-

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

15.           Income taxes (Continued)

At December 31, 2010, the Company had operating loss carry forwards available for tax purposes in Canada of $3,437,000 (2009 - $4,223,500) which expire between 2014 and 2029 and in Mexico of $1,937,000 (2009 - $2,978,000) which expire between 2011 and 2020.

16.           Commitments and contingencies

(a)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2011	$ 67,000
2012	67,000
2013	67,000
2014	75,000
2015	81,000
Thereafter	6,700
$363,700

(b)
During 2007, the Company entered into contracts with its Chairman and Chief Executive Officer for remuneration of $206,250 annually (amended), for two years, renewable for two additional successive terms of 24 months.

(c)
During 2007, the Company entered into an Agreement with its Chief Financial Officer and a company controlled by him for remuneration of $60,000 annually for a term of one year, renewable for additional successive terms of 12 months.

17.           Financial instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $140,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $220,000.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

17.	Financial instruments (Continued)

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company also has other accounts receivable from various entities including optionees, drilling clients and IVA from the Mexican government.

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

A 1% change in the interest rate would change the Company’s net income by $150,000.

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

       (f)   Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

17.	Financial instruments (Continued)

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$16,087,832	$-	$-	$16,087,832
Marketable securities	1,851,883	-	-	1,851,883
Short-term investment	2,000,000	-	-	2,000,000
	$19,939,715	$-	$-	$19,939,715

18.           Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

19.           Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2009 (“Transition Date”).  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2009 comparatives and current year financial statements have been prepared using the same policies.  The previously presented 2009 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1.  Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception.  These are discussed below.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(i)	Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(ii)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

Mandatory Exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(iii)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates  were in error.  The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist. The analysis which follows represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment		$ 1,013,580	$ -	$ 1,013,580	$ 875,101	$ -	$ 875,101
Investment		1,549,036	-	1,549,036	1,261,651	-	1,261,651
Reclamation deposit		81,500	-	81,500	84,000	-	84,000
Mineral property deposit		138,929	-	138,929	138,929	-	138,929
Mineral properties		8,235,749	-	8,235,749	8,416,597	-	8,416,597
		11,018,794	-	11,018,794	10,776,278	-	10,776,278

Current assets
Inventory		274,768	-	274,768	274,768	-	274,768
Marketable securities		340,893	-	340,893	763,479	-	763,479
Accounts receivable and
prepaid expenses		448,675	-	448,675	702,227	-	702,227
Cash and cash equivalents		12,318,950	-	12,318,950	13,142,671	-	13,142,671
		13,383,286	-	13,383,286	14,883,145	-	14,883,145

TOTAL ASSETS		$ 24,402,080	$ -	$ 24,402,080	$ 25,659,423	$ -	$ 25,659,423

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

EQUITY
Share capital		$49,159,392	$ -	$49,159,392	$50,877,609	$ -	$50,877,609
Reserves
Equity settled employee
Benefits	19(iv)	-	4,509,023	4,509,023	-	4,576,523	4,576,523
Warrants	19(iv)	-	176,741	176,741	-	1,158,726	1,158,726
Available-for-sale financial
Assets	19(iv)	-	(1,358,650)	(1,358,650)	-	(736,359)	(736,359)
Contributed surplus	19(iv)	4,685,764	(4,685,764)	-	5,735,249	(5,735,249)	-
Accumulated other
comprehensive income	19(iv)	(1,358,650)	1,358,650	-	(736,359)	736,359	-
Deficit		(28,419,696)	-	(28,419,696)	(30,705,655)	-	(30,705,655)
		24,066,810	-	24,066,810	25,170,844	-	25,170,844

LIABILITIES
Non-current liabilities
Asset retirement obligation		129,332	-	129,332	135,016	-	135,016

Current liabilities
Accounts payable and
accrued liabilities		205,938	-	205,938	353,563	-	353,563
		335,270	-	335,270	488,579	-	488,579

TOTAL EQUITY AND LIABILITIES		$24,402,080	$ -	$24,402,080	$25,659,423	$ -	$25,659,423

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliation of Statement of Comprehensive Loss
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Revenue
Interest income		$ 169,458	$ -	$ 169,458
Drilling services		2,112,832	-	2,112,832
Other income		158,329	-	158,329
		2,440,619	-	2,440,619

Expenses
Drilling services expenses		1,218,518	-	1,218,518
Write-down of interests in mineral properties		890,811	-	890,811
General and administrative expenses (Schedule 1)		1,291,253	-	1,291,253
General exploration expenses		665,055	-	665,055
Stock option compensation		67,500	-	67,500
		4,133,137	-	4,133,137
		(1,692,518)	-	(1,692,518)
Loss on equity investment		(90,908)	-	(90,908)
Loss on dilution		(196,476)	-	(196,476)
Write-down of marketable securities		(80,600)	-	(80,600)
Income on mineral property options		77,360	-	77,360
Loss on sale of marketable securities		(26,790)	-	(26,790)
Foreign exchange loss		(415,755)	-	(415,755)

Loss before income taxes		(2,425,687)	-	(2,425,687)
Income tax recovery	19(v)	232,728	(93,000)	139,728

Net loss		$ (2,192,959)	$ -	$(2,285,959)

Other comprehensive income
Unrealized gains and losses on available-for-sale
financial assets arising during the year		596,051	-	596,051
Reclassification adjustment for gains
and losses included in net loss		26,240	-	26,240

Other comprehensive income		622,291	-	622,291

Total comprehensive loss		$ (1,570,668)	$ -	$(1,663,668)

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliation of Cash Flows
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Operating activities
Net loss	19(v)	$ (2,192,959)	$ (93,000)	$ (2,285,959)
Items not affecting cash
Future income tax recovery	19(v)	(93,000)	93,000	-
Loss on equity investment		90,908	-	90,908
Loss on dilution		196,476	-	196,476
Depreciation		169,973	-	169,973
Loss on sale of marketable securities		26,790	-	26,790
Write-down of marketable securities		80,600	-	80,600
Income on mineral property options		(77,360)	-	(77,360)
Write-down of interests in mineral properties		890,811	-	890,811
Stock-option compensation		67,500	-	67,500
Change in non-cash working capital components
Accounts receivable and prepaid expenses		(253,552)	-	(253,552)
Accounts payable and accrued liabilities		147,625	-	147,625
		(946,188)	-	(946,188)

Financing activities
Issuance of shares, net of share issue costs		2,700,202	-	2,700,202

Investing activities
Reclamation deposit		(2,500)	-	(2,500)
Marketable securities
Net proceeds		103,217	-	103,217
Property, plant and equipment
Purchases		(31,494)	-	(31,494)
Mineral properties
Costs		(1,119,474)	-	(1,119,474)
Proceeds		119,958	-	119,958
		(930,293)	-	(930,293)

Net cash inflow		$ 823,721	$ -	$ 823,721
Cash and equivalents, beginning of year		12,318,950	-	12,318,950
Cash and equivalents,
Cash and equivalents, end of year		$13,142,671	$ -	$13,142,671

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

        (iv)   Reclassification within Equity section

Under Canadian GAAP, a balance within contributed surplus existed to record the issuance of warrants and equity-settled employee benefits.  Upon adoption of IFRS, the balances in these accounts have been reclassified to “Reserves – Equity-settled employee benefits” and “Reserves – Warrants”.

In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” account that existed under Canadian GAAP into “Reserves – Available-for-sale financial assets” as certain account terminologies are different under IFRS.

       (v)   Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statement of operations. During fiscal 2009, the Company renounced qualifying expenditures and as a result recorded a charge to equity and corresponding income tax recovery in income in the amount of $93,000.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and recognized in income at the time the qualifying expenditures are made (there was no premium on the flow-through shares issued in 2009).  The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

Consequently, the Company reversed the $93,000 charge to equity under Canadian GAAP and reclassified this balance to “income tax recovery” in the statement of Comprehensive Loss for the year ended December 31, 2009. There is no impact of this accounting change to the Statement of Financial Position or to the balance of the Deficit or related reserves as at the Transition Date and December 31, 2009.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

20.	Assets Classified as Held For Sale

In December, 2010, the Board of Directors determined that the Elk Gold Property in British Columbia would be offered for sale. The Company completed a Preliminary Economic Assessment on the project outlining the project’s economic parameters and with recent record gold prices, it was determined that this project should be sold to a group that would likely put the mine into production.

	December 31, 2010	December 31, 2009	January 1, 2009
Exploration and evaluation assets held for sale	$8,760,369	$—	$—
Property, plant and equipment held for sale	323,264	—	—
	9,083,633	—	—

Asset retirement obligation held for sale	$(119,636)	$—	$—

21.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	December 31, 2010	December 31, 2009	January 1, 2009
Canada	$2,636,633	$7,934,990	$8,070,162
Mexico	2,665,237	1,356,708	1,179,167
	$5,301,870	$9,291,698	$9,249,329

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company earns revenue in the following geographic locations as determined by the location of the mineral properties:

	December 31, 2010	December 31, 2009
Canada	$233,875	$288,107
Mexico	—	2,152,512
	$233,875	$2,440,619

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

22.	Subsequent Events

a) Sale of the Elk Property

An agreement was signed in February 2011 to sell the Elk Gold Property near Merritt, British Columbia, Canada, to an unrelated third party, Beanstalk Capital Ltd., which is a publically listed Capital Pool Company under the rules of the TSX Venture Exchange, for 37 million common shares at an estimated value of $0.46 per share.  The Company retains a 2% NSR royalty.

b) Private Placement

In February, 2011, the Company completed a private placement of 100,000 flow-through common shares at $4.00 per share for gross proceeds of $400,000.

Almaden Minerals Ltd.	Schedule 1
(an exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

	Year ended December 31,
	2010	2009

Professional fees	$312,832	$273,276
Office and license	275,761	257,822
Travel and promotion	221,665	153,121
Depreciation	189,580	169,973
Insurance	110,884	110,968
Rent	165,126	166,426
Stock exchange fees	124,909	68,816
Directors fees	33,495	33,495
Regulatory compliance	36,816	38,855
Transfer agent fees	22,544	18,501
	1,493,612	1,291,253

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Date: March 31, 2011	By:	/s/ Morgan Poliquin
Morgan Poliquin, CEO