Form 20-F/A
period 2010-12-31
ALMADEN MINERALS LTD
filed 2011-09-29
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISION

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

Commission file number 001-32702

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

Other (   )

by the International Accounting Standards Board (X)

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

(    )  Item 17   (   )  Item 18

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

                                                                                          (   )  Yes  (   )  No

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the Annual Report on Form 20-F of Almaden Minerals Ltd. filed with the United States Securities and Exchange Commission on March 31, 2011. The purpose of the Amendment is to include Maps of the Company's primary properties and the Section 302 Certifications of the Company's principal executive officer and principal financial officer which were inadvertently omitted from the original filing. This amendment also corrects the Commission File Number on the Cover Page of the Annual Report.

Except as described in this Explanatory Note, this Form 20-F/A does not modify, amend or update the Form 20-F for the Fiscal Year ended December 31, 2010 or reflect events occurring after the filing of the 2010 Form 20-F.

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

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated:  September 28, 2011

By     /s/Morgan Poliquin

Morgan Poliquin, CEO

CERTIFICATIONS

I, Morgan Poliquin, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Almaden Minerals Ltd.;

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

4.             The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)           Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.             The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: September 28, 2011	/s/Morgan Poliquin
Morgan Poliquin
Chief Executive Officer

CERTIFICATIONS

I, Korm Trieu, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Almaden Minerals Ltd.;

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

4.             The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)           Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.             The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: September 28, 2011	/s/Korm Trieu
Korm Trieu
Chief Financial Officer

EXHIBIT 32.1

SECTION 906 OF THE SARBANES-OXLEY ACT

CEO CERTIFICATION

In connection with the annual report of Almaden Minerals Ltd. (the “Company”) on Form 20-F/A for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”),

I, Morgan Poliquin, Chief Executive Officer of  the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/”Morgan Poliquin”

Name: Morgan Poliquin

Title: Chief Executive Officer

September 28, 2011

EXHIBIT 32.2

SECTION 906 OF THE SARBANES-OXLEY ACT

CFO CERTIFICATION

In connection with the annual report of Almaden Minerals Ltd. (the “Company”) on Form 20-F/A for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”),

I, Korm Trieu, Chief Financial Officer of  the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/”Korm Trieu”

Name: Korm Trieu

Title: Chief Financial Officer

September 28, 2011

Almaden Minerals Ltd.
690000
695000
700000
5530000
5525000
5520000
5515000
Northing
Easting
524954
524952
524947
524948
524946
524949
517116
516743
516739
516717
524950
524945
308895
Siwash North Mining Lease
516740
516725
524944
516761
Tent Camp
516750
516733
516727
516759
516781
516731
516757
516755
517046
519105
516732
N
UTM NORTH
Roads
Creeks, Lakes
517116
Claim Outline, Record No.
0
1
2
Kilometres
UTM ZONE 10 NAD83
ALMADEN MINERALS LTD.
ELK PROPERTY
Similkameen Mining Division
NTS 92H/16W, B.C.
CLAIM
LOCATION MAP
Drawn by WJ
March 2007
PLATE

Tijuana
Ensenada
Hermosillo
Chihuahua
Monterrey
La Paz
MEXICO
Caballo Blanco Property
Cancun
Guadalajara
Veracruz
Mexico City
Acapulco
Oaxaca
Tapachura

Approximate Current Claim Outline
19.8 °
19.6 °
CALDERA

Almaden Minerals

ALMADEN MINERALS LTD.
Tuligtic Project

Date:22/3/2011

Author:

Office:

Drawing:

Scale: 1:250000

Projection: Custom Projection

0 5 10
kilometres

760000 m E
765000 m E
770000 m E
2185000 m N
2180000 m N
2175000 m N
2170000 m N
Caballo Blanco VI
Reduce
Caballo Blanco IV
Caballo Blanco VI
Reduce
Reyna Negra III
Caballo Blanco VII
Caballo Blanco VIII
Reyna Negra II
Caballo Blanco I
Caballo Blanco II
Reduce
Reyna Negra IV
Caballo Blanco III
Reduce
0 1 2
Kilometres
Scale: 1:75,000
Minera Gavilan, S.A. de C.V.
Proyecto Caballo Blanco
Actopan, Veracruz
Claim
Claim Reduction