Form 20-F/A
period 2010-12-31
ALMADEN MINERALS LTD
filed 2011-10-31
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F/A-2
Amendment No. 2

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

Large accelerated filer ( )	Accelerated filer ( )	Non-accelerated filer ( X )

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ( )	International Financial Reporting Standards as issued by the International Accounting Standards Board (X)	Other ( )

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

                                                                                          (   )  Yes  (   )  No

Explanatory Note

This Amendment No. 2 (the “Amendment”) is hereby filed to amend the Annual Report on Form 20-F of Almaden Minerals Ltd. (the “Company”) filed with the United States Securities and Exchange Commission (the “Commission”) on March 31, 2011, and includes all Items addressed in that report.

This Amendment includes a corrected Commission File Number on the Cover Page, updated and amended information under Items 3 through 10, Item 15, Item 16, Item 19 and the Sarbanes-Oxley Section 302 Certifications of the Company's principal executive officer and principal financial officer (filed with this Amendment as Exhibits 31.1 and 31.2), which were inadvertently omitted from the Company’s Annual Report on Form 20-F for fiscal year ended December 31, 2010 filed March 31, 2011.

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2010	$1.03	$1.08	$1.00	$1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.06	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99
Fiscal Year Ended 12/31/2006	1.15	1.17	1.10	1.17

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	April 2011	May 2011	June 2011	July 2011	August 2011	September 2011
High	$0.97	$0.98	$0.99	$0.97	$0.99	$1.04
Low	0.95	0.95	0.96	0.94	0.96	0.98

The exchange rate was $1.01 on October 14, 2011.

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

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded. The Company has financed its operations principally through the sale of equity securities, entering into joint venture arrangements and the sale of its inventory of gold. The recoverability of mineral properties is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

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

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2010 and 2009, the Company had revenue from exploration and drilling contractor services provided to third parties. Otherwise, the Company has had no prior year’s history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine and the bulk sampling on the Elk gold property. The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company is through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements. Any future additional equity financing would cause dilution to current stockholders.

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

No Guarantee of Title to Mineral Properties
While the Company has investigated title to all of its mineral properties and prospects, and, to the best of its knowledge, title to all of its properties and prospects in which it has the right to acquire or earn an interest are in good standing as of the date of this Annual Report, this should not be construed as a guarantee of title.  The properties and prospects may be subject to prior unregistered agreements or transfers unknown to the Company and title may be affected by undetected defects, e.g. defects in staking or acquisition process.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of October 14, 2011 there were share purchase options outstanding allowing the holders of these options to purchase 5,515,000 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 1,180,500 shares of common stock.  Directors and officers of the Company hold 4,510,000 of these share purchase options.  An additional 1,005,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of October 14, 2011 there were 57,941,821 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options would cause the number of issued and outstanding common shares to rise 8.7%.  The exercise of all outstanding share purchase warrants would cause the number of issued and outstanding common shares to rise 2.0%.

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

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin and Morgan Poliquin also serve as directors of Gold Mountain Mining Corporation.  James McInnes also serves as a director of Cosigo Resources Inc.  Joseph Montgomery also serves as a director of Infrastructure Materials Corp. and Cosigo Resources Inc.  Gerald Carlson also serves as a director and President of Windstorm Resources Inc., a director and interim President of Panthera Exploration Inc., a director of Blue Sky Uranium Corp., a director of Tarsis Resources Ltd., a director of Enertopia Corporation and a director of Pacific Arc Resources Inc.  Barry Smee also serves as a director of Platinum Group Metals Ltd.  Mark Brown also serves as a director and CFO of Rare Element Resources Ltd. and Portal Resources Ltd. and CEO and director of Fox Resources Ltd. He also serves as a director of Strategem Capital Inc., Sutter Gold Mining Inc., Animas Resources Ltd. and Avrupa Minerals Ltd.  He also serves as a CFO for Pitchstone Exploration Ltd., Tarsis Resources Ltd., and Rye Patch Gold Ltd. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

The contact persons are Duane Poliquin, Chairman and Morgan Poliquin, President & CEO.  The telephone number is (604) 689-7644.  The fax number is (604) 689-7645.  The email address is info@almadenminerals.com.  The web-site address is www.almadenminerals.com.

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

Business of the Company
The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  The Company has property interests in Canada, United States and Mexico. None of the Company's property interests are beyond exploration stage.  Presently there is no assurance that any of the Company's mining properties or prospects contains a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded.  The Company is in the exploration stage and has not generated any revenues from operations.

Company’s Principal Properties
The Company has four principal property interests: (1) the Elk gold, silver property which includes the Siwash Gold deposit in Canada which was sold to Gold Mountain Mining Corporation (formerly Beanstalk Capital Inc.) closing July 26, 2011, (2) the Tuligtic prospect (100% interest) which includes the Ixtaca zone in Mexico, (3) the Caballo Blanco gold, silver, copper prospect in Mexico which was sold to Goldgroup Mining Inc. and its subsidiary closing October 14, 2011 and the El Cobre copper-gold prospect (100% interest).

Company’s Secondary Properties
The Company’s secondary property interests include the ATW diamond prospect in Canada (net 66.2% property interest), the Merit prospect in Canada (100% interest subject to a 60% option agreement earn in right by Sunburst Explorations Inc.), the San Carlos prospect in Mexico (100% interest), the Yago prospect in Mexico (100% interest subject to a 60% option agreement earn in right by G4G Resources Ltd.), the Matehuapil prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Golden Minerals Ltd.) and the Caldera prospect in Mexico (100% interest subject to a 60% option agreement earn in right by Windstorm Resources Ltd.

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

On February 15, 2011, the Company entered into an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) (formerly Beanstalk Capital Inc.) will acquire 100% of the Elk gold deposit. Almaden will retain a 2% NSR in the Elk project.  Under the terms of the Agreement, Almaden will receive 37 million common shares of Gold Mountain. Closing of the transaction was completed on July 26, 2011. As part of the Transaction, Almaden assigned and sold 8.25 million common shares of Gold Mountain at $0.355 per share to raise gross proceeds of $2,928,750 and now holds 28.75 million common shares of Gold Mountain.   Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and director of Almaden) will be Directors of Gold Mountain.

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

Cut-off g/t	Vein	Method	Class	Tonnage	Au g/t	Au Ounces
Open Pit
1	B&WD	Open Pit	Measured	70,000	9.6	20,000
1	B&WD	Open Pit	Indicated	550,000	5.0	90,000
1	B&WD	Open Pit	Measured &	610,000	5.5	110,000
			Indicated
1	B&WD	Open Pit	Inferred	150,000	6.3	30,000
Underground
5	B&WD	Underground	Measured	50,000	19.0	30,000
5	B&WD	Underground	Indicated	260,000	13.5	110,000
5	B&WD	Underground	Measured &	300,000	14.4	140,000
			Indicated
5	B&WD	Underground	Inferred	620,000	12.2	240,000
Open Pit and Underground Combined
1 and 5	B&WD	Open Pit &	Measured	110,000	13.5	50,000
		Underground
1 and 5	B&WD	Open Pit &	Indicated	800,000	7.7	200,000
		Underground
1 and 5	B&WD	Open Pit &	Measured &	920,000	8.4	250,000
		Underground	Indicated
1 and 5	B&WD	Open Pit &	Inferred	780,000	11.0	270,000
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

•
The Elk gold project is a mesothermal quartz vein gold deposit hosted by the Okanagan Complex Batholith. Two vein systems, the B Vein and the WD Vein have been included in the current resource estimation.

•
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

•
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

•
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

•
Blocks in the model measure 2m in height, 5m along the long axis of the vein and 1 m wide.  This small block size is supported in the best drilled areas of the deposit and was chosen to support a scoping study on underground mining extraction method for the bulk of the deposit.  Potential for open pit extraction is also to be studied for the near surface material.

•
The gold grade composites were interpolated into the block model using inverse distance method to the fourth power.  The block model was validated by visual inspection on sections and plans and by geostatistical review.

•
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

Zone	Hole #	From (m)	To (m)	Width (m)	Gold (g/t)
South	SSD 10-003	46.50	55.79	9.29	0.65
South	SSD 10-003	11.80	15.00	3.20	1.14
South	SSD 10-004	39.00	46.81	7.81	1.04
Resource Area	SND 10-001	13.60	14.00	0.40	4.14
Resource Area	SND 10-002	33.00	34.34	1.34	1.12
Resource Area	SND 10-004	106.70	108.45	1.75	5.35
Resource Area	SND 10-005	63.85	65.30	1.45	3.21
Resource Area	SND 10-005	87.80	89.60	1.80	6.76
Resource Area	SND 10-006	98.30	100.70	2.40	14.87
Resource Area	SND 10-007	79.30	85.50	6.20	0.56
Resource Area	SND 10-008	71.95	74.50	2.55	2.44
Resource Area	SND 10-009	92.70	96.30	3.60	1.99
Resource Area	SND 10-010	94.25	105.45	11.20	0.31
Resource Area	SND 10-010	146.10	148.30	2.20	13.08
Resource Area	SND 10-011	83.03	89.55	6.52	23.74
Resource Area	including	86.30	89.55	3.25	46.70
Resource Area	SND 10-012	71.35	83.80	12.45	2.97
Resource Area	including	71.35	72.40	1.05	9.31
Resource Area	and	78.68	83.80	5.12	5.14
Resource Area	and	78.68	80.40	1.72	15.12
Resource Area	SND 10-013	56.95	66.80	9.85	1.31
Resource Area	SND 10-013	72.20	84.60	12.40	1.51
Resource Area	including	72.20	76.00	3.80	5.16
Resource Area	SND 10-014	61.00	67.25	6.25	0.73
Resource Area	SND 10-014	71.95	76.25	4.30	1.73
Resource Area	SND 10-015	78.95	83.15	4.20	1.33
Resource Area	SND 10-015	99.77	103.25	3.48	0.81
Resource Area	SND 10-016	30.70	38.20	7.50	0.39
Resource Area	SND 10-017	94.00	95.50	1.50	26.40
Resource Area	SND 10-018	31.15	61.00	29.85	1.46
Resource Area	including	40.65	42.05	1.40	11.26
Resource Area	and	50.85	52.35	1.50	12.61
Resource Area	SND 10-019	43.45	54.75	11.30	0.40
Resource Area	SND 10-019	64.20	68.20	4.00	0.52
Resource Area	SND 10-020	68.00	68.30	0.30	13.75
Resource Area	SND 10-020	100.90	104.05	3.15	1.26

Zone	Hole #	From (m)	To (m)	Width (m)	Gold (g/t)
Resource Area	SND10-21	140.80	141.90	1.10	2.23
Resource Area	SND10-22	116.45	118.38	1.93	0.54
Resource Area	SND10-23	33.50	33.85	0.35	0.54
Resource Area	SND10-24	100.47	101.00	0.53	10.45
Resource Area	SND10-24	106.95	107.70	0.75	1.41
Resource Area	SND10-25	91.42	91.66	0.24	8.32
Resource Area	SND10-26	88.40	88.90	0.50	11.09
Resource Area	SND10-27	63.20	68.10	4.90	1.29
Resource Area	SND10-27	89.40	90.70	1.30	4.45
Resource Area	SND10-28	121.70	123.70	2.00	1.39
Resource Area	SND10-29	175.86	178.00	2.14	6.28
Resource Area	SND10-32	20.37	20.65	0.28	62.80
Resource Area	SND10-32	54.20	55.70	1.50	0.53
Resource Area	SND10-32	82.10	85.65	3.55	0.62
Resource Area	SND10-34	24.65	28.00	3.35	2.87
Resource Area	SND10-34	32.80	44.85	12.05	0.51
Resource Area	SND10-40	116.45	118.38	1.93	0.54
Resource Area	SND10-41	98.95	101.10	2.15	0.65
Resource Area	SND10-41	111.00	118.35	7.35	0.37
Resource Area	SND10-41	149.20	150.20	1.00	7.07
Resource Area	SND10-42	101.00	115.50	14.50	1.96
Resource Area	including	101.00	102.80	1.80	14.57
Resource Area	SND10-43	47.50	47.60	0.10	13.35
Resource Area	SND10-44	182.15	182.90	0.75	11.93
Resource Area	SND10-45	21.60	23.45	1.85	1.66
Resource Area	SND10-45	59.10	63.17	4.07	1.33
Resource Area	SND10-46	36.27	36.50	0.23	1.76
Resource Area	SND10-47	27.90	28.10	0.20	141.50
Resource Area	SND10-47	198.40	199.90	1.50	5.46
Resource Area	SND10-48	148.80	150.20	1.40	3.20

Zone	Hole#	From (m)	To (m)	Width (m)	Gold (a/t)
	SND-10-30	13.16	13.40	0.24	3.81
Resource Area	SND-10-30	14.70	41.90	0.20	4.19
Resource Area	SND-10-30	97.70	101.75	4.05	0.70
Resource Area	includes	28.86	29.84	0.98	1.19
Resource Area	SND-10-31	41.20	41.45	0.25	15.55
Resource Area	SND-10-31	66.15	68.68	2.53	2.87
Resource Area	SND-10-31	184.93	186.35	1.42	6.95
Resource Area	SND-10-33	17.27	17.59	0.32	9.12
Resource Area	SND-10-34	24.65	28.00	3.35	2.87
Resource Area	SND-10-34	32.80	44.85	12.05	0.51
Resource Area	SND-10-34	152.00	156.35	4.35	6.96
Resource Area	includes	152.00	153.10	1.10	26.56
Resource Area	SND-10-35	7.94	16.90	8.96	0.72
Resource Area	includes	7.94	8.17	0.23	18.90
Resource Area	SND-10-37	129.25	132 35	3.10	1.78
Resource Area	SND-10-3S	128.84	129.12	0.28	4.64
Resource Area	SND-10-3S	153.85	154.78	0.93	0.92
Resource Area	SND-10-39	107.05	111.37	4.32	3.86
Resource Area	includes	109.75	110.10	0.35	45.70
Resource Area	SND-10-50	187.80	190.50	2.70	3.50
Resource Area	includes	189.30	190.50	1.20	8.62
Resource Area	SND-10-51	28.96	29.22	0.26	4.52
Resource Area	SND-10-51	97.20	98.00	0.80	0.71
Resource Area	SND-10-52	213.00	215.55	2.55	2.58
Resource Area	SND-10-54	85.75	87.30	1.55	1.00
Resource Area	SND-10-55	105.75	110.85	5.10	0.75
Resource Area	SND-10-56	191.46	192.32	0.86	0.63
Resource Area	SND-10-57	100.30	100.70	0.40	1.62
Resource Area	SND-10-59	53.Ci	54.55	1.52	3.30
Resource Area	SND-10-59	146.58	153 80	7.22	2.39
Resource Area	includes	153.00	153 80	0.80	21.00
Resource Area	SND-10-60	208.70	209.00	0.30	13.95
Resource Area	SND-10-61	70.75	71.93	1.18	0.63
Resource Area	SND-10-61	144.47	146.15	1.68	0.46
Resource Area	SND-10-62	110.05	112.00	1.95	5 15
Resource Area	SND-10-62	177.42	177.95	0.53	11.71
Resource Area	SND-10-64	80.95	83.40	2.45	15.36
Resource Area	includes	82.10	83.40	1.30	28.23
Resource Area	SND-10-65	114.60	114.91	0.31	17.80

Zone	Hole#	From (m)	To (m)	Width (m)	Gold (a/t)
Resource Area	SND-10-65	152.14	153.00	0.86	2.53
Resource Area	SND-10-67	76.50	82.80	6.20	0.44
Resource Area	SND-10-67	162.88	164.26	1.38	0.89
Resource Area	SND-10-68	121.05	129.15	8.10	0.35
Resource Area	SND-10-68	201.84	207.78	5.94	0.27
Resource Area	SND-10-69	34.77	35.35	0.58	5.73
Resource Area	SND-10-69	165.05	165.61	0.56	0.28
Resource Area	SND-10-70	29.22	32.98	3.76	1.99
Resource Area	SND-10-71	98.05	99.77	1 72	4.40
Resource Area	SND-10-73	38.95	39.30	0.35	4.27
Resource Area	SND-10-74	8.61	9.47	0.86	1.67
Resource Area	SND-10-74	39.99	40.84	0.85	3.08
Resource Area	SND-10-77	47.27	48.77	1.50	7.58
Resource Area	includes	48.27	48.57	0.30	35.90
Resource Area	SND-10-77	74.74	76.41	1.67	0.95
Resource Area	includes	76.15	76.41	0.26	5.74
Resource Area	SND-10-78	86.91	89.21	2.30	1.33
Resource Area	SND-10-79	134.70	135.20	0.50	14.25
Resource Area	SND-10-79	158.50	159.30	0.80	25.70
Resource Area	SND-10-79	195.15	197.50	2.35	5.10
Resource Area	SND-10-80	20.61	21.70	1.09	5.93
Resource Area	SND-10-83	63.3C	68.00	4.70	0.89
Resource Area	includes	63.30	64.60	1.30	2.66
Resource Area	SND-10-84	56.02	57.33	1.31	0.71
Resource Area	SND-10-84	92.73	93.68	0.95	3.77
Resource Area	SND-10-84	122.34	103.82	1.48	0.61
Resource Area	SND-10-85	33.86	34.88	1.02	0.81
Resource Area	SND-10-86	39.12	40.58	1.46	1.14
Resource Area	SND-10-86	70.01	74.20	4.19	1.44
Resource Area	includes	70.01	70.32	0.31	10.15
Resource Area	includes	73.79	74.20	0.41	6.33
Resource Area	SND-10-86	116.27	117.05	0.78	1 IZ
Resource Area	SND-10-87	65.20	85.10	19.90	1.38
Resource Area	includes	65.20	65.40	0.20	14.65
Resource Area	includes	67.50	74.00	6.50	2.51
Resource Area	SND-10-87	78.00	83 00	5.00	1.43

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

Vein	Location	Class	Cut-Off Aug/t	Tonnage	Aug/t	Ounces
B&WD	In Pit	Measured	0.50	200,000	8.77	55,000
B&WD	In Pit	Indicated	0.50	1,870,000	3.50	210,000
B&WD	In Pit	M&l	0.50	2,070,000	4.00	266,000
B&WD	In Pit	Inferred	0.50	640,000	5.71	117,000
B&WD	Below Pit	Measured	5.00	-	-	-
B&WD	Below Pit	Indicated	5.00	130,000	8.46	35,000
B&WD	Below Pit	M&l	5.00	130,000	8.46	35,000
B&WD	Below Pit	Inferred	5.00	510,000	8.91	146,000
B&WD	In & Below Pit	Measured	0.50 & 5.00	200,000	8.77	55,000
B&WD	In & Below Pit	Indicated	0.50 & 5.00	2,000,000	3.82	245,000
B&WD	In & Below Pit	M&l	0.50 & 5.00	2,190,000	4.26	301,000
B&WD	In & Below Pit	Inferred	0.50 & 5.00	1,150,000	7.13	263,000
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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The sale of the property to Gold Mountain Mining Corporation closed July 26, 2011.

PRINCIPAL PROPERTIES INTERESTS IN MEXICO

The Tuligtic Prospect – Mexico

Approximate Current Claim Outline
Zacatlán (Cab. Mpal.)
San Esteban Cuautempan (Cab. Mpal.)
Zacapoaxtla (Cab. Mpal.)
Tetela de Ocampo (Cab. Mpal.)
Cinco de Mayo (Cab. Mpal.)
Aquixtla (Cab. Mpal.)
San Miguel Tenextatiloyan
Santa María Sotoltepec
Tuligtic
Ixtacamaxtitlán (Cab. Mpal.)
Santiago Zautla (Cab. Mpal.)
Cuyoaco (Cab. Mpal.)
Emiliano Zapata (Cab. Mpal.)
Lázaro Cárdenas (Cab. Mpal.)
Terrenate (Cab. Mpal.)
CALDERA
19.8°
19.6°
97.8

Almaden Minerals

Date:22/3/2011	ALMADEN MINERALS LTD. Tuligtic Project
Author:	
Office:	
Drawing:	
Scale: 1:250000	Projection: Custom Projection

0 5 10

kilometres

The Tuligtic (formerly “Santa Maria”) prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest
The prospect was acquired by staking and is owned 100% through the Company’s subsidiary, Minera Gavilan, S.A. de C.V.

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

Hole #	From (m)		To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-10-6		111.16	111.82	0.66	0.56	62.1	1.8	90
TU-10-6		222.57	233.89	11.32	0.12	22.2	0.6	28
TU-10-6		273.26	277.52	4.26	1.41	130.4	4.0	201
TU-10-6	ncluding	273.26	275.95	2.69	2.09	202.6	6.1	307
TU-10-6		295.58	421.80	126.22	0.86	61.7	2.1	105
TU-10-6	including	295.58	340.65	45.07	1.38	92.3	3.2	161
TU-10-6	and	317.50	336.68	19.18	2.84	160.2	6.0	302
TU-10-6	and	317.50	319.69	2.19	6.66	474.9	16.2	808
TU-10-6	and	331.61	336.68	5.07	5.45	242.4	10.3	515
TU-10-6	and	331.61	333.66	2.05	9.15	310.2	15.4	768
TU-10-6	and	345.47	359.05	13.58	0.89	72.6	2.3	117
TU-10-6	and	379.50	421.80	42.30	0.77	61.2	2.0	100
TU-10-6	and	405.85	412.07	6.22	2.55	209.2	6.7	336
TU-10-6	and	410.87	412.07	1.20	6.83	482.4	16.5	824
Table 1: Intervals Hole TU-10-6

In January 2011, the Company reported all outstanding assay results from its 2010 drilling program (holes TU-10-7 through TU-10-14.

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	AUEQ (g/t)	AGEQ (g/t)
TU-10-7	37.05	53.83	16.78	0.48	24.4	1.0	48
including	43.35	47.55	4.20	0.91	30.5	1.5	76
TU-10-7	60.00	134.12	74.12	0.30	31.1	0.9	46
including	63.00	66.60	3.60	0.71	59.5	1.9	95
and	80.20	82.25	2.05	1.57	146.7	4.5	225
and	92.47	93.25	0.78	1.59	393.8	9.5	473
TU-10-7	139.20	162.25	23.05	0.16	15.1	0.5	23
TU-10-8	85.10	109.70	24.60	0.32	38.5	1.1	55
including	101.11	104.11	3.00	0.94	94.7	2.8	142
and	107.38	109.70	2.32	1.30	127.7	3.9	193
TU-10-8	117.32	135.87	18.55	0.22	24.3	0.7	35
including	123.00	126.45	3.45	0.91	90.7	2.7	136
TU-10-9	35.52	57.31	21.79	0.50	14.0	0.8	39
TU-10-9	271.28	281.20	9.92	0.46	16.2	0.8	39
TU-10-9	288.14	291.63	3.49	1.93	162.5	5.2	259
TU-10-9	297.94	299.13	1.19	1.07	57.3	2.2	111
TU-10-9	314.74	320.00	5.26	1.18	48.9	2.2	108
TU-10-9	333.00	341.56	8.56	0.61	10.5	0.8	41
TU-10-10	83.06	108.40	25.34	0.20	18.8	0.6	29
including	94.02	96.10	2.08	0.97	109.3	3.2	158
TU-10-10	180.50	188.50	8.00	0.22	33.5	0.9	45
TU-10-10	196.46	203.43	6.97	0.15	13.7	0.4	21
TU-10-10	223.49	225.29	1.80	0.26	31.1	0.9	44
TU-10-10	257.60	394.52	136.92	1.47	36.3	2.2	110
including	257.60	301.56	43.96	3.10	62.3	4.3	217
and	257.60	258.54	0.94	6.74	288.5	12.5	626
and	264.60	265.47	0.87	23.29	34.6	24.0	1199
and	271.72	273.43	1.71	13.11	55.6	14.2	711
and	278.53	286.05	7.52	7.76	216.5	12.1	605
and	335.79	341.78	5.99	3.07	163.9	6.3	317
and	347.90	352.26	4.36	2.83	119.8	5.2	261
TU-10-10	486.70	498.00	11.30	0.51	5.1	0.6	31
TU-10-11	122.70	124.20	1.50	0.65	229.8	5.2	262
TU-10-11	185.09	185.64	0.55	1.13	405.7	9.2	462
TU-10-11	204.98	408.63	203.65	1.01	44.3	1.9	95
including	255.42	338.50	83.08	1.83	77.7	3.4	169
and	207.82	208.40	0.58	1.27	274.5	6.8	338
and	223.05	224.50	1.45	3.02	284.7	8.7	436
and	241.03	242.94	1.91	6.72	551.5	17.8	888
and	258.68	260.45	1.77	48.98	1391.7	76.8	3841
and	279.23	280.63	1.40	7.82	560.3	19.0	951
and	292.93	296.34	3.41	2.91	133.9	5.6	279
and	303.09	306.90	3.81	2.79	113.1	5.1	253
and	333.85	336.36	2.51	6.30	237.1	11.0	552
TU-10-12	121.62	147.80	26.18	0.08	51.8	1.1	56
including	132.75	133.73	0.98	0.06	1050.0	21.1	1053
TU-10-12	172.93	338.00	165.07	0.83	50.8	1.8	92
including	229.44	296.20	66.76	1.65	111.4	3.9	194
and	230.32	275.33	45.01	2.37	157.4	5.5	276
and	234.13	236.96	2.83	10.52	685.8	24.2	1212
and	254.78	257.95	3.17	10.53	585.7	22.2	1112
TU-10-13	64.90	89.00	24.10	1.43	99.0	3.4	171
TU-10-13	193.65	201.33	7.68	0.21	19.2	0.6	30
TU-10-13	212.80	213.42	0.62	2.72	269.0	8.1	405
TU-10-13	289.50	289.92	0.42	6.67	304.0	12.8	638
TU-10-13	420.01	420.42	0.41	5.54	35.7	6.3	313
TU-10-13	426.62	427.70	1.08	1.69	37.2	2.4	122
TU-10-14	113.17	298.27	185.10	0.44	27.9	1.0	50
including	113.17	247.40	134.23	0.53	35.6	1.2	62
and	188.63	206.04	17.41	2.04	149.6	5.0	252
and	203.30	206.04	2.74	8.17	710.1	22.4	1119

In March 2011, the Company reported all outstanding assay results from its early 2011 drilling program (holes TU-10-15 through TU-10-17.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-15	138.30	276.00	137.70	0.82	28.4	1.4	69
and	138.30	150.59	12.29	6.16	40.4	7.0	348
and	139.70	142.00	2.30	31.46	69.4	32.8	1642
and	197.87	200.46	2.59	1.68	148.0	4.6	232
and	253.66	259.86	6.20	1.29	122.5	3.7	187
and	258.68	259.86	1.18	3.49	237.5	8.2	412
TU-11-16	208.00	409.35	201.35	0.99	86.2	2.7	136
includes	208.00	237.19	29.19	0.67	105.7	2.8	139
and	235.30	237.19	1.89	3.68	776.1	19.2	960
and	256.48	286.60	30.12	1.62	187.9	5.4	269
and	269.28	273.68	4.40	4.33	577.3	15.9	794
and	270.68	272.68	2.00	6.78	1038.5	27.5	1377
and	281.79	282.84	1.05	18.15	2250.0	63.2	3158
and	317.20	351.48	34.28	1.73	95.2	3.6	182
and	326.32	329.34	3.02	6.13	601.9	18.2	909
and	338.91	349.10	10.19	2.85	72.4	4.3	215
and	365.90	409.35	43.45	1.62	118.9	4.0	200
and	374.22	378.75	4.53	4.19	280.3	9.8	490
and	374.22	376.83	2.61	5.74	336.9	12.5	624
and	386.70	387.70	1.00	6.88	524.0	17.4	868
and	395.63	409.35	13.72	1.74	138.7	4.5	226
and	395.63	402.99	7.36	2.46	208.2	6.6	331
TU-11-16	439.00	443.00	4.00	1.11	13.0	1.4	69
TU-11-17	128.00	329.00	201.00	0.55	45.7	1.5	73
includes	149.33	253.80	104.47	0.79	77.7	2.3	117
and	183.38	191.14	7.76	1.46	123.3	3.9	196
and	226.28	247.00	20.72	1.87	228.2	6.4	322
and	238.73	253.80	15.07	1.79	260.8	7.0	350
and	238.73	247.00	8.27	2.68	416.9	11.0	551
and	296.75	305.00	8.25	0.88	9.1	1.1	53

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

On March 31, 2011, the Company announced results from holes TU-11-18 through 20 drilled on the Ixtaca zone.  Holes TU-11-18 and TU-11-20 were drilled on a step-out section located 50 meters northeast from the last drilled section. Hole TU-11-19 was drilled on the section with previously announced drill holes TU-11-11, TU-11-13 and TU-11-16. All three holes intersected broad zones of mineralisation comprised of numerous veins and veinlets as well as altered and veined dykes. All three holes also intersected high grade mineralisation within the broad zone of mineralisation. Holes TU-11-16 and TU-11-19 both intersected a strongly clay altered ash unit from surface from which there was poor core recovery. Limited sampling at the base of this unit returned anomalous gold and silver values and further sampling is necessary. In these two holes veining begins in the underlying limestone units although hole TU-11-19 is interpreted to have only intersected a portion of the Ixtaca vein zone.  Significant intervals follow.  Complete tables of assays can be found on the Company’s website.

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-11-18	85.00	264.87	179.87	0.40	32.6	1.1	53
includes	112.00	192.16	80.16	0.62	44.4	1.5	75
and	116.93	127.70	10.77	1.65	114.6	3.9	197
and	120.80	127.70	6.90	2.11	135.8	4.8	241
and	120.80	122.40	1.60	4.19	336.4	10.9	546
and	173.63	189.30	15.67	1.09	66.1	2.4	120
and	181.65	182.62	0.97	6.65	348.5	13.6	681
TU-11-19	203.40	328.90	125.50	0.48	39.9	1.3	64
includes	234.45	235.15	0.70	2.38	642.2	15.2	761
and	285.59	328.90	43.31	0.91	74.4	2.4	120
and	285.59	294.14	8.55	3.04	184.7	6.7	337
and	287.24	292.03	4.79	4.64	273.1	10.1	505
and	305.92	308.36	2.44	1.59	161.2	4.8	241
and	369.20	372.12	2.92	3.45	418.9	11.8	591
TU-11-20	119.43	298.63	179.20	0.55	35.9	1.3	63
includes	136.90	215.70	78.80	0.83	55.3	1.9	97
and	140.00	142.10	2.10	3.20	302.8	9.3	463
and	173.15	215.36	42.21	1.05	62.5	2.3	115
and	178.93	181.82	2.89	2.99	276.7	8.5	426
and	188.00	199.06	11.06	1.38	83.6	3.0	152
and	211.00	215.36	4.36	1.63	103.9	3.7	186
and	239.05	239.98	0.93	1.53	421.8	10.0	499

On April 6, 2011, the Company announced surface mapping and sampling results from the project

Definition of New Zones
The Tuligtic project is partially covered by volcanic ash deposits which mask underlying potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several areas of elevated gold and silver values, and trace elements typically associated with epithermal vein systems. The Ixtaca zone is the largest area of gold/silver soil response but it is also the area with the least ash cover on the project. Management believes that these newly defined areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. Elevated gold and silver in soil at the Ixtaca East zone, located over 2 kilometres along strike from the Ixtaca zone soil anomaly, may represent the extension of veining and the Ixtaca zone in that direction. In total 2,999 soil samples have now been taken on the Tuligtic and have returned gold values from below detection to 0.72 g/t gold, averaging .008 g/t gold and from below detection to 30.6 g/t silver averaging 0.3 g/t silver. Rock samples of clay altered volcanic and vein float in the new areas returned highly anomalous values of gold and silver consistent with these interpretations. Highlights of sampling from these new areas include:

Caleva Zone:
Located adjacent to and up to 600 meters north of the Ixtaca zone this is an area of intense clay alteration. Several outcropping veins have been identified. The 23 rock samples taken in the Caleva Zone ranged from below detection to 0.4 g/t gold and 78 g/t silver. Of the 80 soil samples defining the Caleva anomaly, gold values ranged from below detection to 0.310 g/t gold and 14.8 g/t silver.

Azul Zone:
Located 2.3 kilometres north of the Ixtaca zone. Of the 171 soil samples defining the Azul anomaly, gold values ranged from below detection to 0.620 g/t Au and 30.6 g/t silver. A single grab of quartz-carbonate vein float found in the Azul zone returned 2 g/t gold and 37.8 g/t silver.

Sol Zone:	located 2.5 kilometres northeast of the Ixtaca zone. Of the 36 soils defining the Sol soil anomaly, gold values ranged from below detection to 0.130 g/t gold and 4.5 g/t silver.

Plan maps of these new areas and the Ixtaca Zone have been posted to the Company’s website.

On May 26, 2011, the Company announced results from holes TU-11-21 through 26 and TU-11-28 drilled on the Ixtaca zone and hole CA-11-01 the first hole drilled on the Caleva Zone which is located about 250 meters north from the Ixtaca zone. These results extend the Ixtaca Zone mineralisation to roughly 550 meters along strike from the farthest southwest holes announced (holes TU-10-7,8 and TU-11-23) through the farthest northeast holes announced (hole TU-11-25). To the northeast shaley rock units were encountered which are a poor host rock for veins and in which the Ixtaca vein zone narrows. Holes TU-11-25 through TU-11-27 encountered these shaley units from surface. While narrower in the shaley units, the Ixtaca zone persists and exploration is now focussed on tracing the Ixtaca Zone to the northeast beyond hole TU-11-25 as well as to the southwest. The first hole designed to test the Caleva zone, CA-11-01, was drilled to the north (at 330 azimuth) but had to be stopped prematurely due to poor drilling conditions. Nevertheless this hole ended in a section of altered and veined dykes that look similar to those hosting mineralisation in the Ixtaca zone. This intersection confirms the presence of mineralisation outside of the Ixtaca zone as significant silver values were returned. This hole is thought to have been on the margin of a new mineralised zone to be tested with further drilling to the north.

Holes TU-11-21 and TU-11-22 were drilled on the same section located approximately 60 meters along strike to the northeast from the last reported section (holes TU-18, 20). Hole TU-11-24 was drilled from the collar of hole TU-11-21, 22 to the north (azimuth 330) to test the Ixtaca zone in this direction. Hole TU-11-26 was drilled approximately 110 meters along strike to the northeast from the last reported section and Hole TU-11-25 was drilled approximately 190 meters along strike to the northeast from the last reported section. Hole TU-11-23 was drilled to explore the down dip portion of veining encountered in hole TU-11-8 at the southwest end of the Ixtaca zone on section 250.  Significant intervals follow.

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-11-21	133.71	271.05	137.34	0.71	48.9	1.7	84
including	136.28	205.47	69.19	1.17	79.9	2.8	138
and	150.11	205.47	55.36	1.38	94.9	3.3	164
and	161.27	162.73	1.46	4.25	287.3	10.0	500
and	168.67	169.72	1.05	8.36	734.8	23.1	1153
and	177.84	183.08	5.24	1.93	231.6	6.6	328
and	177.84	179.90	2.06	3.32	446.5	12.2	612
and	191.73	193.65	1.92	0.94	193.4	4.8	241
and	196.45	197.73	1.28	6.08	593.9	18.0	898
and	203.96	205.47	1.51	2.63	111.9	4.9	243
and	257.44	270.71	13.27	0.45	29.0	1.0	52
TU-11-22	112.90	114.01	1.11	1.37	245.6	6.3	314
including	155.84	237.39	81.55	0.29	24.2	0.8	39
and	155.84	196.39	40.55	0.46	38.9	1.2	62
and	171.68	172.90	1.22	4.47	30.3	5.1	254
and	180.81	184.60	3.79	2.04	176.3	5.6	278
and	180.81	1.82.63	1.82	3.08	305.6	9.2	460
and	207.16	208.51	1.35	1.55	89.2	3.3	167
and	230.22	237.39	7.17	0.35	28.2	0.9	46
TU-11-22	293.25	308.07	14.82	0.79	55.7	1.9	95
including	293.25	295.25	2.00	1.30	305.5	7.4	371
TU-11-23	82.00	83.80	1.80	0.69	53.2	1.7	87
TU-11-23	108.87	134.00	25.13	0.29	15.8	0.6	30
including	121.85	122.23	0.38	5.53	246.0	10.5	523
and	130.25	130.66	0.41	4.61	234.0	9.3	465
TU-11-23	175.70	176.90	1.20	0.28	129.2	2.9	143
TU-11-24	23.75	42.56	18.81	0.49	31.7	1.1	56
TU-11-24	143.70	157.00	13.30	0.26	30.2	0.9	43
includes	154.00	155.10	1.10	1.62	194.1	5.5	275
TU-11-24	165.00	178.45	13.45	0.36	45.3	1.3	63
includes	176.25	178.45	2.20	1.08	123.8	3.6	178
TU-11-25	208.00	272.00	64.00	0.34	14.6	0.6	32
including	260.00	270.60	10.60	0.54	49.4	1.5	76
TU-11-26	48.00	63.00	15.00	0.28	14.6	0.6	29
TU-11-26	125.88	127.00	1.12	1.72	438.3	10.5	524
TU-11-26	159.05	178.50	19.45	0.31	95.9	2.2	111
includes	165.70	173.95	8.25	0.40	164.0	3.7	184
TU-11-26	231.67	252.37	20.70	1.07	41.8	1.9	95
includes	232.35	236.00	3.65	2.07	109.5	4.3	213
and	243.50	245.00	1.50	1.91	140.3	4.7	236
CA-11-1	22.00	42.10	20.10	0.23	3.6	0.3	15
CA-11-1	58.00	72.00	14.00	0.30	7.1	0.4	22
CA-11-1	326.07	326.27	0.20	0.07	580.0	11.7	583
CA-11-1	344.45	345.40	0.95	0.03	98.3	2.0	100
CA-11-1	354.00	354.20	0.20	0.02	267.0	5.4	268
CA-11-1	373.80	389.00	15.20	0.02	35.9	0.7	37
including	375.30	376.00	0.70	0.04	242.3	4.9	244

On June 29, 2011, the Company announced the completion of a Controlled-Source Audio-Frequency Magneto-Telluric “CSAMT” geophysical survey and results of additional soil sampling on the project. The Company surveyed four lines of CSAMT, two of which passed directly over the known Ixtaca zone.  While the results received are preliminary, the survey clearly identified the Ixtaca zone as having a near vertical high conductivity response. The survey also shows this anomaly extending to much greater depths than which have currently been tested by drilling. The survey also identified multiple other very similar anomalies in other areas of the property, including the Caleva and Casa Azul zones already defined by the presence of epithermal alteration and elevated gold and silver in rock and soil.

On July 7, 2011, the Company announced results from step out drilling to the northeast and southwest along the Ixtaca Zone with holes TU-11-30, TU-11-32 and TU-11-33. Final assays from holes TU-11-27, TU-11-29 and TU-11-31 follow below. TU-11-30 and 33 are on the same section, located roughly 80 meters to the southwest from the previous south-western most holes reported.  Hole TU-11-33 was stopped prematurely owing to poor drilling conditions.

Hole TU-11-32 is located roughly 140 meters to the northeast beyond the last drilling reported in this direction.  It encountered the Ixtaca Zone from the base of the overburden and is considered to have only cut a portion of the zone.  All three holes (TU-11-30, TU-11-33 and TU-11-32) hit significant mineralization similar to that associated with the Ixtaca Zone.

The Company also reported results from hole TU-11-34, an infill hole drilled on the same section as  the previously reported TU-10-14 and designed to test the up dip potential of the Ixtaca zone. The results of TU-11-34 clearly show the vertical continuity of the zone.  Significant intervals follow.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Eq (g/t)	Ag Eq (g/t)
TU-11-30	60.00	212.00	152.00	0.91	13.6	1.2	59
including	60.00	68.00	8.00	9.38	3.4	9.4	472
and	64.00	65.00	1.00	66.80	18.4	67.2	3358
and	79.00	212.00	133.00	0.47	15.3	0.8	39
and	136.00	189.44	53.44	0.82	22.9	1.3	64
and	166.00	180.08	14.08	1.14	48.2	2.1	105
and	170.00	173.00	3.00	3.31	116.9	5.6	282
TU-11-32	53.00	154.00	101.00	0.34	21.9	0.8	39
including	57.60	88.50	30.90	0.87	47.2	1.8	91
and	86.00	88.50	2.50	5.22	132.0	7.9	393
TU-11-33	26.75	350.00	323.25	0.44	14.5	0.7	36
including	26.75	105.50	78.75	0.53	9.8	0.7	36
and	120.65	144.30	23.65	0.46	7.5	0.6	30
and	169.23	203.50	34.27	0.39	12.1	0.6	32
and	228.60	314.00	85.40	0.57	17.6	0.9	46
and	328.80	344.65	15.85	1.23	99.9	3.2	161
and	402.00	404.85	2.85	1.34	7.4	1.5	74
TU-11-34	26.00	274.80	248.80	0.67	46.1	1.6	80
Including	26.00	185.45	159.45	0.89	65.9	2.2	110
and	74.43	86.33	11.90	1.60	100.5	3.6	181
and	85.15	86.33	1.18	10.01	469.9	19.4	970
and	125.35	149.07	23.72	3.08	194.8	7.0	349
and	146.79	148.50	1.71	19.61	987.4	39.4	1968
and	197.51	198.50	0.99	15.15	3.6	15.2	761
and	272.15	273.30	1.15	2.06	455.1	11.2	558

On August 2, 2011, the Company announced results from drilling within the currently defined Ixtaca Zone with holes TU-11-27, TU-11-29, TU-11-31, TU-11-35 and TU-11-36. Significant intervals follow.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Eq (g/t)	Ag Eq (g/t)
TU-11-27	208.30	214.00	5.70	0.57	13.2	0.8	42
TU-11-29	30.44	298.96	268.52	0.57	39.8	1.4	68
Including	127.50	295.47	167.97	0.89	62.2	2.1	107
and	158.16	214.37	56.21	1.24	85.7	3.0	148
and	188.91	214.37	25.46	2.28	134.5	5.0	248
and	188.91	191.40	2.49	4.53	385.1	12.2	612
and	204.68	207.40	2.72	10.78	533.7	21.5	1073
and	257.14	295.47	38.33	1.77	106.6	3.9	195
and	257.96	260.55	2.59	3.54	107.3	5.7	284
and	267.84	271.76	3.92	4.15	386.3	11.9	594
and	269.86	271.76	1.90	7.11	713.5	21.4	1069
and	278.32	283.53	5.21	2.04	106.7	4.2	209
and	288.56	292.70	4.14	4.65	255.9	9.8	488
TU-11-31	38.38	265.00	226.62	0.76	57.7	1.9	96
Including	112.40	123.70	11.30	1.84	146.5	4.8	239
and	112.40	113.80	1.40	5.64	500.0	15.6	782
and	183.40	206.60	23.20	1.91	152.6	5.0	248
and	202.00	206.60	4.60	2.48	357.6	9.6	482
and	235.50	252.60	17.10	1.43	84.2	3.1	156
and	250.55	252.10	1.55	7.47	536.6	18.2	910
TU-11-35	191.70	248.58	56.88	0.45	13.6	0.7	36
including	221.90	225.20	3.30	3.36	47.6	4.3	215
and	241.36	245.00	3.64	2.01	92.6	3.9	193
TU-11-36	11.45	140.70	129.25	0.69	53.7	1.8	88
Including	53.80	139.77	85.97	0.95	71.2	2.4	119
and	69.57	73.38	3.81	2.52	194.2	6.4	320
and	79.15	83.85	4.70	2.83	187.9	6.6	329
and	82.70	83.85	1.15	4.82	335.1	11.5	576
and	108.30	118.50	10.20	1.93	135.2	4.6	231
and	111.80	113.33	1.53	5.92	454.4	15.0	750
TU-11-36	150.66	151.10	0.44	5.68	447.0	14.6	731

On August 15th, 2011, the Company announced results from drilling within the currently defined Ixtaca Zone with holes TU-11-37 through TU-11-40 and CA-11-02 from the Caleva Zone to the north. Holes TU-11-39 and TU-11-40 extend the width of the known Ixtaca Zone to the northwest. Hole TU-11-38 shows the Ixtaca zone extending towards surface from where it was previously tested on this section in hole TU-10-3. At the Caleva zone, hole CA-11-02 intersected mineralisation at the top of the hole.  Significant intervals are below.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Eq (g/t)	Ag Eq (g/t)
TU-11-37	136.22	148.66	12.44	0.52	1.8	0.6	28
TU-11-38	64.10	225.47	161.37	0.32	18.2	0.7	34
including	64.10	154.93	90.83	0.49	22.6	0.9	47
and	64.10	99.20	35.10	1.14	46.0	2.1	103
and	79.92	89.05	9.13	3.55	90.3	5.4	268
and	79.92	83.05	3.13	8.33	98.2	10.3	515
TU-11-39	39.30	154.65	115.35	0.48	37.7	1.2	62
including	39.30	48.16	8.86	1.31	33.0	2.0	98
and	111.20	144.80	33.60	0.90	87.4	2.6	132
and	116.20	135.80	19.60	1.05	101.8	3.1	154
and	127.64	135.80	8.16	1.84	138.1	4.6	230
and	132.90	135.80	2.90	4.22	261.3	9.4	472
and	134.60	135.80	1.20	7.29	487.2	17.0	852
TU-11-40	42.00	197.00	155.00	0.60	3.9	0.7	34
including	42.00	135.20	93.20	0.29	4.2	0.4	19
and	77.04	108.80	31.76	0.43	7.1	0.6	29
and	77.04	197.00	119.96	0.71	4.7	0.8	40
and	151.36	186.45	35.09	1.75	4.5	1.8	92
and	159.50	184.80	25.30	2.26	5.5	2.4	118
and	171.56	173.13	1.57	18.20	22.2	18.6	932
and	182.55	184.80	2.25	3.87	23.8	4.3	217
CA-11-02	100.00	127.00	27.00	0.21	39.7	1.0	50
and	194.00	199.76	5.76	0.22	14.8	0.5	26

On August 17, 2011, the Company announced results from further drilling at the Ixtaca Zone with holes TU-11-41, TU-11-42 and CA-11-03 from the Caleva Zone to the north. Hole TU-11-41 represents a stepout of 115 meters to the northwest from the last hole drilled in this direction (previously announced TU-11-32). In the the Caleva zone, hole CA-11-03 intersected mineralisation at the top of the hole.

Hole TU-11-42, a 200 meter stepout drilled to the southwest did not intersect significant mineralisation and is interpreted to have been drilled off the trend of mineralisation. Significant intervals follow.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-41	59.05	232.40	173.35	0.24	38.4	1.0	50
Including	72.90	205.05	132.15	0.27	48.3	1.2	62
And	91.30	132.40	41.10	0.33	117.9	2.7	135
And	105.42	132.40	26.98	0.41	163.1	3.7	183
And	117.20	132.40	15.20	0.63	240.5	5.4	272
And	117.20	123.80	6.60	1.12	435.9	9.8	492
CA-11-003	85.30	154.50	69.20	0.15	22.1	0.6	30
Including	92.90	129.70	36.80	0.19	29.4	0.8	39

On September 28, 2011, the Company announced results from drilling at the Ixtaca Zone with holes TU-11-43, 44, 46, 47, 48, 49, 50 and 52 and CA-11-04. Holes TU-11-47, 48 and 52 were drilled 180 degrees away from the known Ixtaca veining (at a 330 azimuth) and intersected a zone of mineralisation now referred to as Ixtaca North, the orientation of which is currently poorly understood. Hole TU-11-43 represents a 100 meter stepout to the northeast along the Ixtaca trend and intersected veining in the ash and its contact with limestone. This mineralisation is interpreted to be leakage from a potential vein system below and will be tested with further drilling, however hole TU-11-43 clearly shows that veining continues along strike and remains open to the northeast. Significant intervals follow.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Eq (g/t)	Ag Eq (g/t)
TU-11-43	132.00	180.00	48.00	0.27	10.4	0.5	24
including	144.00	160.20	16.20	0.43	12.8	0.7	34
and	159.00	160.20	1.20	1.56	31.7	2.2	110
TU-11-44	34.00	100.94	66.94	0.44	8.7	0.6	31
including	51.00	63.00	12.00	0.96	4.0	1.0	52
and	89.20	100.94	11.74	0.62	19.5	1.0	50
TU-11-44	167.00	197.50	30.50	0.18	42.2	1.0	51
including	190.92	192.23	1.31	0.49	321.9	6.9	346
TU-11-44	240.18	249.33	9.15	0.18	47.1	1.1	56
TU-11-46	58.70	134.90	76.20	0.28	77.1	1.8	91
including	113.30	134.90	21.60	0.37	145.8	3.3	164
and	114.00	117.85	3.85	0.80	379.6	8.4	420
and	116.75	117.85	1.10	1.85	1012.7	22.1	1105
TU-11-46	211.00	212.75	1.75	1.30	35.9	2.0	101
TU-11-47	27.43	77.00	49.57	0.52	3.1	0.6	29
TU-11-47	100.45	108.00	7.55	0.10	43.5	1.0	48
TU-11-48	35.84	74.63	38.79	0.49	44.0	1.4	69
including	37.00	44.00	7.00	1.70	148.5	4.7	233
TU-11-48	133.76	187.50	53.74	0.58	86.2	2.3	115
including	168.60	185.45	16.85	1.58	212.2	5.8	291
and	177.88	181.35	3.47	7.25	847.0	24.2	1210
and	179.10	180.38	1.28	18.69	2129.0	61.3	3064
TU-11-49	181.00	207.00	26.00	0.40	8.9	0.6	29
TU-11-49	213.46	225.87	12.41	0.41	14.7	0.7	35
TU-11-49	267.23	271.50	4.27	1.10	113.4	3.4	168
TU-11-49	302.00	360.15	58.15	0.52	38.3	1.3	64
including	309.32	347.33	38.01	0.71	52.3	1.8	88
and	318.27	326.07	7.80	1.85	140.6	4.7	233
TU-11-49	367.42	375.54	8.12	0.55	49.6	1.5	77
TU-11-49	384.47	389.55	5.08	2.61	5.4	2.7	136
TU-11-50	28.70	46.00	17.30	0.59	2.4	0.6	32
TU-11-50	69.00	87.90	18.90	1.66	17.5	2.0	100
including	78.00	84.00	6.00	4.78	33.0	5.4	272
TU-11-52	14.63	43.00	28.37	0.27	14.6	0.6	28
TU-11-52	81.69	101.80	20.11	0.19	57.1	1.3	66
including	94.10	101.80	7.70	0.36	99.7	2.4	118
CA-11-4	28.30	78.00	49.70	0.28	8.6	0.5	23
CA-11-4	270.50	276.76	6.26	0.16	377.0	7.7	385
including	270.50	273.42	2.92	0.07	789.7	15.9	793

Final assays for holes TU-11-45 and 51 follow below.

On October 12, 2011, the Company announced results from the on-going drilling at the Ixtaca Zone with holes TU-11-45, 51, 53 to 55, 57, 58 and 60. Holes TU-11-51, 53 to 55, 57, 58 and 60 were drilled 180 degrees away from the known Ixtaca veining (at a 330 azimuth) and intersected the zone of mineralisation now referred to as Ixtaca North. The orientation of the Ixtaca North zone remains poorly understood. Hole TU-11-45 was drilled at the southwest extent of the known Ixtaca zone and intersected veining in the overlying ash unit. This intersection shows that the Ixtaca Zone remains open to the southwest. Significant intervals follow.

Hole #	From (m)	To (m)	Interval(m)	Au (g/t)	Ag (g/t)	Au Eq (g/t)	Ag Eq (g/t)
TU-11-45	65.00	146.30	81.30	0.78	4.6	0.9	44
including	65.00	129.00	64.00	0.94	4.7	1.0	52
and	69.70	118.00	48.30	1.03	4.3	1.1	56
and	108.85	117.00	8.15	1.99	4.2	2.1	104
TU-11-51	39.32	137.90	98.58	0.92	76.3	2.5	123
including	46.19	55.44	9.25	1.54	30.6	2.2	108
and	80.10	133.60	53.50	1.26	120.1	3.7	183
and	110.50	112.70	2.20	4.03	215.3	8.3	417
and	120.93	133.60	12.67	1.62	142.1	4.5	223
TU-11-53	37.90	41.05	3.15	1.52	244.3	6.4	320
TU-11-53	66.63	69.40	2.77	0.57	94.2	2.4	122
TU-11-53	99.65	119.35	19.70	0.44	36.6	1.2	59
including	101.50	103.65	2.15	2.87	242.6	7.7	386
TU-11-53	148.54	190.50	41.96	0.64	49.1	1.6	81
including	169.46	171.50	2.04	2.94	279.4	8.5	427
and	181.98	185.50	3.52	2.63	237.9	7.4	369
and	181.98	183.44	1.46	5.75	552.9	16.8	840
TU-11-54	102.00	130.75	28.75	0.39	25.9	0.9	45
including	117.70	129.64	11.94	0.63	52.0	1.7	84
TU-11-54	381.23	381.92	0.69	2.24	140.6	5.1	253
TU-11-54	431.08	458.00	26.92	0.67	7.5	0.8	41
including	431.08	434.64	3.56	3.82	28.4	4.4	219
TU-11-55	56.80	137.50	80.70	0.22	36.8	1.0	48
including	60.85	72.30	11.45	0.55	100.4	2.6	128
TU-11-57	95.45	111.30	15.85	0.25	47.2	1.2	60
including	95.45	96.70	1.25	0.85	280.8	6.5	323
TU-11-57	169.00	180.71	11.71	0.54	34.2	1.2	61
TU-11-58	114.00	175.00	61.00	0.21	6.2	0.3	17
including	152.00	164.75	12.75	0.43	10.6	0.6	32
TU-11-60	83.00	101.00	18.00	0.42	32.3	1.1	53
including	98.82	100.30	1.48	2.56	223.3	7.0	351

Final assays remain pending for holes TU-11-56 and 59

Registered professional geologist (Utah) Jim Lunbeck, a qualified person (“QP”) under the meaning of NI 43-101, was the QP and project manager of Almaden’s Ixtaca program at the time the holes announced today were drilled and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company’s planned exploration program for Fiscal 2011 consists of diamond drilling the Ixtaca zone on 50 metre spaced sections and drill testing other targets on the property with a proposed budget of C$4MM.

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

In February 2010, the Company announced that it has agreed to terms with NGEx Resources Inc. (“NGEx”, formerly Canadian Gold Hunter Corp.) and Goldgroup Mining Inc. (“Goldgroup”) with respect to its Caballo Blanco project. NGEx and Goldgroup had announced that they had concluded an arrangement whereby Goldgroup could acquire NGEx’s not yet exercised right to acquire a 70% interest in the Caballo Blanco project from Almaden. Almaden has now agreed to this arrangement but under the condition that a portion of the Caballo Blanco project previously known as the “Central Grid zone” or “Central Grid” be separated from that agreement to form the now named “El Cobre Project”, to be owned 60% by Almaden and 40% by Goldgroup. This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Should Goldgroup fail to do so, Goldgroup’s interest in the El Cobre project will be reduced to 20%. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects. Both Almaden and Goldgroup will hold a working interest in the El Cobre Project and Almaden will be the operator of exploration programs.

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

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property.  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco and owns 100% interest in the El Cobre property.  In consideration for Almaden’s 30% interest in Caballo Blanco, at closing Goldgroup paid to Almaden a cash consideration of US$2,500,000 and issued to Almaden 7,000,000 of its common shares.  An additional 7,000,000 of its common shares will be issued to Almaden under the following conditions:  1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project, 2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold, 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold and 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.  The aforementioned Goldgroup shares to be issued as subject to certain statutory and agreed to hold periods.  Goldgroup also transferred to Almaden its 40% interest in the El Cobre property.

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The sale of the Caballo Blanco project to Goldgroup Mining Inc. and its subsidiary closed on October 14, 2011.

The Company plans a 2011 exploration program on the El Cobre prospect to include geophysics and drilling with an estimated budget of $500,000.

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

In January 2005, the Company and Williams Creek acquired Santoy’s 20% share interest in ATW and now each owns a 50% share interest in ATW. In 2008 ATW acquired the 10% interest owned by SouthernEra through the elimination of debt of $32,086. Williams Creek failed to contribute to the 2008 program and was diluted to a 34.4% interest in the prospect.  Harry Winston Diamond Corporation (formerly Aberex Minerals Ltd.) also did not contribute and was diluted to a 6.8% interest in the project. Williams Creek failed to contribute its share interest to the 2009 program and was diluted further to a 30.0% interest in the prospect.  Harry Winston Diamond Corporation also did not contribute in 2009 and 2010 and was diluted further to a 4.5% interest in the project. The Company’s net interest is now 66.2%

Expenditure to Date
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

In June 2011, the Company entered into an agreement with G4G Resources Ltd. (“G4G”).  To earn a 60% interest, G4G has to pay to the Company $50,000 and issue 500,000 shares to the Company within 5 business days of acceptance of this transaction by the TSX Venture Exchange or such other stock exchange or quotation system on which the common shares of G4G are listed from time to time and by incurring US$6,000,000 in exploration expenditures on the claims and issuing an additional 2,500,000 shares to the Company as follows:

a)	On or before the First Anniversary incurring US$500,000 in exploration expenses and issuing 500,000 shares to the Company;
b)	On or before the Second Anniversary incurring US$1,000,000 additional exploration expenses and issuing an additional 500,000 shares;
c)	On or before the Third Anniversary incurring US$1,000,000 additional exploration expenses and issuing an additional 500,000 shares;
d)	On or before the Fourth Anniversary incurring US$1,000,000 additional exploration expenses and issuing an additional 500,000 shares; and
e)	On or before the Fifth Anniversary incurring US$2,500,000 additional exploration expenses and issuing an additional 500,000 shares.

G4G has received conditional acceptance by the TSX Venture Exchange subject to an updated project plan.

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

Widespread anomalous
gold, silver and base	From - To (m)	Interval (m)	Au (g/t)	Ag (g/t)
98-01
(Tejona Vein)	53.3 to 54.8	1.5	0.37	24.9
98-02	44.2 to 47.2	3.0	0.44	43.8
(Guadalupe Vein)	67.0 to 70.1	3.1	0.51	15.1
	121.9 to 126.4	4.5	0.54	16.7
98-03	38.1 to 54.8	16.7	0.15	22.6
(between Creek &	incl.38.1 to 39.6	1.5	0.63	99.8
Tejona)
98-04	42.6 to 44.2	1.6	0.32	35.7
(La Morraya)
98-05	198.1 to 201.1	3	1.8	0.9
98-06	32.0 to 36.5	4.5	0.13	9.4
(Creek Zone)
98-07	No significant values

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

Planned Work Program – Fiscal 2011, Ending December 31, 2011
The Company has no planned exploration program for Fiscal 2011 with all work being conducted by G4G which is working to earn an interest in the prospect.

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

In Fiscal 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont had  to pay the Company $25,000, incur exploration expenditures of $2,000,000 and issue 300,000 common shares to the Company.  On June 27, 2011, Fairmont abandoned its option on the property.

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

    Reconciliation of Statements of Financial Position

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

    Reconciliation of Statements of Financial Position

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

Reconciliation of Cash Flows
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Operating activities
Net loss	19(v)	$(2,192,959)	$(93,000)	$(2,285,959)
Items not affecting cash
Future income tax recovery	19(v)	(93,000)	93,000	-
Loss on equity investment		90,908	-	90,908
Loss on dilution		196,476	-	196,476
Depreciation		169,973	-	169,973
Loss on sale of marketable securities		26,790	-	26,790
Write-down of marketable securities		80,600	-	80,600
Income on mineral property options		(77,360)	-	(77,360)
Write-down of interests in mineral properties		890,811	-	890,811
Stock-option compensation		67,500	-	67,500
Change in non-cash working capital components
Accounts receivable and prepaid expenses		(253,552)	-	(253,552)
Accounts payable and accrued liabilities		147,625	-	147,625
		(946,188)	-	(946,188)

Financing activities
Issuance of shares, net of share issue costs		2,700,202	-	2,700,202

Investing activities
Reclamation deposit		(2,500)	-	(2,500)
Marketable securities
Net proceeds		103,217	-	103,217
Property, plant and equipment
Purchases		(31,494)	-	(31,494)
Mineral properties
Costs		(1,119,474)	-	(1,119,474)
Proceeds		119,958	-	119,958
		(930,293)	-	(930,293)

Net cash inflow		$823,721	$-	$823,721
Cash and equivalents, beginning of year		12,318,950	-	12,318,950
Cash and equivalents,
Cash and equivalents, end of year		$13,142,671	$-	$13,142,671

(d)	Reclassification within Equity section

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

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, good exploration projects based on sound geological work continues.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising *base metal project’s in anticipation of increasing demand and prices.

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

Related party transactions
A total of $208,100 (2009 - $189,200) was paid to Hawk Mountain Resources Ltd., a company controlled by Duane Poliquin, Chairman of the Board and Director of the Company, for geological consulting services and general and administrative services provided during the year.  A total of $Nil (2009 - $3,780) was paid to Smee & Associates Consulting Ltd, a company owned by Barry Smee, a Director of the Company, and his wife, for consulting services provided during the year.  A total of $55,875 (2009 - $52,875) was paid to Marc Blythe, the former Vice-President-Mining of the Company for technical services during the year.  These amounts are included in general exploration and mineral property costs.  A total of $60,000 (2009 - $60,000) was paid to Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, the former Chief Financial Officer of the Company now a director, for financial and administrative services during the year.  This amount is included in professional fees.   During 2010, $33,000 ($2009 - $33,000) was paid to the five non-management directors.

During Fiscal 2010, the Company charged Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) a company with one director and one officer in common with the Company, $54,515 for office rent and various expenses (2009 - $55,189).

Accounts receivable at December 31, 2010 included $433 (2009 - $13,179) owing from related companies.  Accounts payable at December 31, 2010 included $Nil (2009 - $Nil) due to related companies.

Tarsis Resources Ltd. has a director, Gerald Carlson, and an officer, Mark T. Brown, in common with the Company.  The Company owns 14.8% of Tarsis’s common shares.

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

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. During Fiscal 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer (now the Chairman and Chief Executive Officer, respectively) for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.  Effective January 1, 2011, remuneration increased to $206,250 annually.  During Fiscal 2007, the Company also entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Effective May 30, 2011, the Financial, Administrative and Executive Service Agreement was terminated once Mark T. Brown became a Director of the Company.  Table No. 4 lists the total contractual obligations as at December 31, 2010 for each period.

Table No. 4
Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$370,700	$67,000	$216,000	$87,700	-
Executive contracts	$825,000	$425,000	$425,000	-	-
Financial services contract	$240,000	$60,000	$180,000	-	-

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

•	Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters, effective for accounting periods commencing on or after July 1, 2010.
•	IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;
•	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013;
•	Amendments to IAS 32, Financial Instruments: Presentation – Classification of Right Issues; effective for accounting periods commencing on or after February 1, 2010;
•	Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement, effective for accounting periods commencing on or after January 1, 2011, and;
•	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010;
•	Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011;
•	Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
•	Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

(o)	Non-current assets held for sale
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

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin James E. McInnes(1) John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee Mark T. Brown	70 73 70 84 40 65 65 42	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 May 30, 2011
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

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Korm Trieu Dione Bitzer	Chairman of the Board President and Chief Executive Officer Chief Financial Officer Controller and Secretary	70 40 46 51	February 1, 2002 (4) March 1, 2007 May 30, 2011 February 1, 2002 (4) June 9, 2008
(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 40 years experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career and was President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company.  He also serves as a director of Gold Mountain Mining Corporation.

James E. McInnes is a retired lawyer and a former geologist with over 40 years experience in mineral exploration and mining law. He has held executive positions with several junior resource companies over his career. Mr. McInnes spend 25% of his time on the affairs of the Company. He also serves as a director of  Cosigo Resources Inc., a diamond and gold exploration company listed on the TSX-V.

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

Joseph Montgomery, Ph.D., P.Eng. is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. He spends less than 10% of his time on the affairs of the Company. Mr. Montgomery also serves as a director of Infrastructure Materials Corp, an industrial materials company listed on the US OTCBB and of Cosigo Resources Inc., a diamond and gold exploration company listed on the TSX-V.

Morgan Poliquin, Ph.D., P.Eng., is a registered professional geological engineer with 16 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time of the affairs of the Company directing its exploration programs.  He also serves as a director of Gold Mountain Mining Corporation.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 35 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph.D. from Dartmouth College. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as a director and President of Windstorm Resources Inc., a gold and copper exploration company listed on the TSX-V, interim President of Panthera Exploration Inc. and a director of the following companies:

a.	Blue Sky Uranium Corp., a uranium exploration company listed on the TSX-V.
b.	Enertopia Corporation, an energy and minerals company listed on the OTC and the CNSX.
c.	Pacific Arc Resources Inc., a mineral exploration company listed on the TSX-V.
d.	Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.

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

Korm Trieu is a Chartered Accountant and holds a Bachelor of Science degree from the University of British Columbia and has spent 15 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors.  From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. (formerly Quest Capital Corp.) where he oversaw the Finance and Administration departments of a natural resource lending company.  Mr. Trieu spends all of his business time on the affairs of the Company.

Dione Bitzer is a Certified Management Accountant with over 20 years accounting experience with junior exploration companies. She has held executive positions with several junior resource companies.  Miss Bitzer spends all of her business time on the affairs of the Company.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.  Seine River Resources Inc. (now Trinity Plumas Capital Corp.), of which James E. McInnes was a director was subject to a cease-trade order as of July 24, 1996, subject to the submission of overdue documentation, which was revoked on August 8, 1996.  Williams Creek Explorations Limited, of which James E. McInnes and Morgan Poliquin were directors and Dione Bitzer was an officer, was subject to a cease-trade order as of July 22, 1999, subject to the submission of overdue documentation, which was revoked on August 5, 1999. Joseph Montgomery was subject to a cease trade order in the securities of Home Ventures Ltd. as of May 23, 1996 for failure to file insider reports, which was revoked on June 14, 1996.

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

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	560,000 Nil 100,000	Nil Nil Nil	$208,100(1) $189,200(1) $171,375(1)
James E. McInnes Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 50,000	Nil Nil Nil	$5,000(2) $5,000(2) Nil
Jack McCleary Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil 100,000	Nil Nil Nil	$5,000(2) $5,000(2) Nil
Joseph Montgomery Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 50,000	Nil Nil Nil	$5,000(2) $5,000(2) Nil
Morgan Poliquin President, Director & Chief Executive Officer	2010 2009 2008	$165,000 $165,000 $140,000	Nil $8,000 $6,000	Nil Nil Nil	Nil Nil Nil	550,000 150,000 100,000	Nil Nil Nil	Nil Nil Nil
Gerald G. Carlson Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil 50,000	Nil Nil Nil	$5,000(2) $5,000(2) $5,000(3)
Barry W. Smee Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 100,000	Nil Nil Nil	$5,000(2) $8,780(2)(4) Nil
Donald M. Lorimer former Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 50,000 Nil	Nil Nil Nil	$8,000(2)(5) $8,000(2)(5) Nil
Marc Blythe former Vice-President-Mining	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil	$55,875(6) $52,875(6) $52,375(6)
Mark T. Brown Director, former Chief Financial Officer	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil 25,000	Nil Nil Nil	$60,000(7) $60,000(7) $61,000(7)
Dione Bitzer Controller & Secretary	2010 2009 2008	$72,555 $70,920 $73,245	$6,000 $4,000 $3,000	Nil Nil Nil	Nil Nil Nil	35,000 Nil 25,000	Nil Nil Nil	Nil Nil Nil

(1)	For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.
(2)	Director’s fees.
(3)	For consulting services provided by KGE Management, a company owned by Gerald G. Carlson and his wife.
(4)	For consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.
(5)	Audit Chairman fee.
(6)	For technical services provided to the Company.
(7)	For financial and administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.

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

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2010 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of October 14, 2011 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding

	Number of Options	Exercise Price
Name	Outstanding	CDN$Expiry Date
Duane Poliquin,	220,000	$1.14	01/04/2015
Chairman of the Board & Director	240,000	1.00	06/21/2015
	100,000	2.22	08/27/2015
	500,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

James E. McInnes,	50,000	0.68	12/29/2013
Director	50,000	1.14	01/04/2015
	50,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

Jack McCleary	100,000	0.92	07/16/2015
Director	50,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

Morgan Poliquin	500,000	2.32	09/10/2012
President, Director &	150,000	0.81	11/25/2014
Chief Executive Officer	350,000	1.14	01/04/2015
	100,000	0.92	07/16/2015
	100,000	2.67	09/20/2015
	650,000	3.29	06/08/2016

Gerald G. Carlson	50,000	0.68	12/29/2013
Director	50,000	1.14	01/04/2015
	25,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

Joseph Montgomery	225,000	3.29	06/08/2016
Director

Barry Smee	100,000	2.22	04/27/2015
Director	125,000	3.29	06/08/2016

Mark T. Brown	100,000	2.68	11/15/2012
Director	25,000	0.68	12/29/2013
	75,000	1.14	01/04/2015
	25,000	3.29	06/08/2016

Korm Trieu	150,000	3.29	06/08/2016
Chief Financial Officer

Dione Bitzer	125,000	3.29	06/08/2016
Controller & Secretary

Total Directors/Officers (10 persons)	4,635,000
Total Employees/Consultants (8 persons)	880,000
Total Directors/Officers/Employees/Consultants	5,515,000

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE Amex Company Guide Rules.  The proposed Board is composed of eight members. The Board believes that 5 directors would be considered independent-James E. McInnes, John McCleary, Joseph Montgomery, Gerald Carlson and Barry Smee. The basis for determination of independence is under Canadian securities instrument NI 52-110 and American Stock Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Audit Committee
The members of the Audit Committee are Messrs. James E. McInnes, Joseph Montgomery and Gerald Carlson. The Audit Committee met four (4) times during Fiscal 2010.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson.  The Nominating and Corporate Governance Committee met nil (0) times during Fiscal 2010. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee met five (5) times during Fiscal 2010 with John McCleary, Joseph Montgomery and Gerald Carlson attending. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Employees
The Company currently operates with eight persons in Canada, of which four are administrative personnel and four are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the United States or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.  There are no current plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company’s mineral properties.

Share Ownership
Table No. 10 lists, as of October 14, 2011, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,283,837(1)	5.50%
Common	James E. McInnes	864,580(2)	1.49%
Common	Jack McCleary	677,550(3)	1.16%
Common	Morgan Poliquin	2,758,197(4)	4.61%
Common	Gerald G. Carlson	258,000(5)	0.44%
Common	Joseph Montgomery	375,000(6)	0.64%
Common	Barry Smee	275,000(7)	0.47%
Common	Mark T. Brown	245,000(8)	0.42%
Common	Korm Trieu	150,000(9)	0.26%
Common	Dione Bitzer	161,000(10)	0.28%
Common	Total Directors/Officers	9,048,164	15.27%
(1)	Of these shares 1,110,000 represent currently exercisable stock options and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.
(2)	Of these shares 250,000 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.
(3)	Of these shares 250,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 1,850,000 represent currently exercisable stock options.
(5)                  Of these shares 225,000 represent currently exercisable stock options.
(6)            Of these shares 225,000 represent currently exercisable stock options.
(7)	Of these shares 225,000 represent currently exercisable stock options.
(8)	Of these shares 225,000 represent currently exercisable stock options.
(9)	Of these shares 150,000 represent currently exercisable stock options.
(10)	Of these shares 125,000 represent currently exercisable stock options.

*Based on 57,941,821 shares outstanding as of October 14, 2011 and stock options held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of October 14, 2011, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,283,837(1)	5.50%
(1)	Of these shares 1,110,000 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

*Based on 57,941,821 shares outstanding as of October 14, 2011 and stock options held by each beneficial owner.

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

The Company and Williams Creek Explorations Limited are shareholders in ATW Resources Ltd. and hold an interest in the ATW prospect . As confirmed by a declaration of trust dated January 1, 2001, amended January 21, 2004, ATW Resources Ltd. acts as trustee holding the Company’s beneficial 66.2% interest in the project.

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

In 2011, the Company sold its 100% interest in the Elk property located in British Columbia, retaining a 2% NSR, for 37 million common shares of Gold Mountain Mining Corporation (formerly Beanstalk Capital Inc.).

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

Significant Changes
Subsequent to the most recent audited financial statements included within this Annual Report, the Company received 37,000,000 common shares of Gold Mountain Mining Corporation on the sale of the Elk property and subsequently sold 8,250,000 of these shares for $2,928,750. The Company received US$2,500,000 and 7,000,000 common shares of Goldcorp. Mining Inc. on the sale of the Caballo Blanco project

Item 9.     Offer and Listing of Securities

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

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
 (expressed in US$)

Year Ended	High	Low
12/31/2010	$5.03	$0.86
12/31/2009	1.34	0.55
12/31/2008	2.91	0.39
12/31/2007	3.28	2.00
12/31/2006	3.30	1.91

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2010	$5.15	$0.88
12/31/2009	1.37	0.64
12/31/2008	2.90	0.44
12/31/2007	3.10	2.17
12/31/2006	3.70	2.33

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
(expressed in US$)

Quarter Ended	High	Low
09/30/2011	$3.30	$2.56
06/30/2011	4.95	3.31
03/30/2011	4.85	3.82

12/31/2010	5.03	2.55
09/30/2010	2.87	0.86
06/30/2010	1.29	0.90
03/30/2010	1.29	0.87

12/31/2009	1.34	0.67

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
09/30/2011	$3.34	$2.68
06/30/2011	4.62	2.82
03/30/2011	5.00	3.25

12/31/2010	5.15	2.60
09/30/2010	2.92	0.88
06/30/2010	1.32	0.93
03/31/2010	1.34	0.91

12/31/2009	1.37	0.72

Table No. 16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
 (expressed in US$)

Month Ended	High	Low
09/30/2011	$3.67	$2.55
08/31/2011	3.62	2.69
07/31/2011	4.27	3.21
06/30/2011	3.80	2.9
05/31/2011	5.04	3.15
04/30/2011	5.35	3.85

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
09/30/2011	$3.73	$2.67
08/31/2011	3.46	2.68
07/31/2011	4.08	3.19
06/30/2011	3.68	2.82
05/31/2011	4.78	3.08
04/30/2011	5.07	3.75

The closing price of the Company’s common stock was $2.56 (US$) on the NYSE Amex and $2.68 (C$) on TSX on September 30, 2011.

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

On September 30, 2011, the shareholders' list for the Company’s common shares showed 91 registered shareholders and 57,941,831 shares outstanding. 75 of these registered shareholders are U.S. residents, owning 14,220,809 shares representing 25% of the issued and outstanding shares of common stock.  14 of these registered shareholders are Canadian residents, owning 43,714,122 shares representing 75% of the issued and outstanding shares of common stock.  3 of these registered shareholders are of other countries, owning 6,900 shares representing 0% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to October 14, 2011:

Table No. 18
Shares Issued to October 14, 2011

Number
Balance, December 31, 2010	55,500,822
For cash on exercise of share purchase warrants For cash on exercise of stock options	300,999 2,030,000
For cash pursuant to private placement	100,000
Pursuant to a private placement	10,000

Balance, October 14, 2011	57,941,821

Item 10.      Additional Information

Share purchase warrants
At October 14, 2011, there were non-transferable share purchase warrants outstanding to acquire a total of 1,180,500 shares of the Company's common stock. These share purchase warrants were issued pursuant to private placement financings. If the shares purchase warrants are exercised during the first four months following their issuance, the shares issued will be subject to a hold period imposed by the Toronto Stock Exchange and the Ontario Securities Commission expiring at the end of the four month period.

Table No. 19 lists, as of October 14, 2011, share purchase warrants outstanding, the exercise price, and the expiration date of the warrants.

Table No. 19
Outstanding Share Purchase Warrants

Amount	Exercise Price	Expiry Date
	C$
1,180,500	1.40	12/17/2011

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

1. Option Agreement dated March 23, 2009 between the Company and Antofagasta Minerals S.A. (“Antofagasta”) whereby Antofagasta has the right to earn a 60% interest in the Tuligtic prospect by spending US$7,000,000 and making cash payments to the Company of US$1,000,000 by March 23, 2014. Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering a Feasibility Study by March 23, 2016.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on March 25, 2009.

2.  Release and Quit Claim Agreement dated March 24, 2009 between the Company and Consolidated Spire Ventures Ltd. (“Consolidated Spire”) where Consolidated Spire transfers, quit claims and relinquishes all right, title and option to the Yago prospect.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on March 26, 2009.

3.  Option Agreement dated July 29, 2009 between the Company and Fairmont Resources Inc. (“Fairmont”) whereby Fairmont has the right to earn a 60% interest in the Nicoamen River prospect by spending $2,000,000 and issuing 300,000 shares of Fairmont to the Company by July 29, 2014 and making cash payments to the Company of $25,000 by July 29, 2010.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on July 31, 2009.

4.  Contract for the Transfer of Rights between the Company’s wholly-owned subsidiary, Minera Gavilan, S.A. de C.V., and Mr. Martin Soto Moran (“Moran”) where the Company obtained the right to claims which adjoined and now form part of its Yago prospect from Moran.  The full text of the Contract for the Transfer of Rights was furnished to the Commission under cover of Form 6-K on September 9, 2009.

5.  Property Purchase Agreement dated November 19, 2009 between the Company and its wholly-owned subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln”) whereby Lincoln purchased the Company’s 100% interest in the Bufa prospect by issuing 6,000,000 shares of Lincoln to the Company together with a 2% NSR.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on December 17, 2009.

6.  Memorandum of Agreement dated February 5, 2010 between the Company, Goldgroup Resources Inc. (“Goldgroup”) and NGEx Resources Inc. (“NGEx”) whereby the Company consents to the assignment and transfer of NGEx’s option to acquire an interest in the Caballo Blanco prospect to Goldgroup.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on March 18, 2010.

7.  Agreement to Purchase Mineral Claims dated February 17, 2010 between the Company and its wholly-owned subsidiary Minera Gavilan, S.A. de C.V. and Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln”) whereby Lincoln purchased the Company’s 100% interest in the Bufa prospect by issuing 6,000,000 shares of Lincoln to the Company together with a 2% NSR.  This agreement replaced the Property Purchase Agreement dated November 19, 2009 (7 above).  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on February 22, 2010.

8.  Purchase Offer dated April 22, 2010 between the Company, Skeena Resources Limited (“Skeena”), Virginia Energy Resources Inc. (“Virginia Energy”) and Minera Cascable SA de CV (“Cascable”) whereby Skeena purchased the Company’s, Virginia Energy’s and Cascable’s 100% interest in the Tropico prospect for a total of 8,000,000 shares of Skeena and 4,000 share purchase warrants.  The full text of the Purchase Offer is filed with the Commission as an exhibit to the Annual Report on Form 20-F for fiscal year ended December 31, 2010 on March 31, 2011.

9.  Option Agreement dated May 21, 2010 between the Company and Sunburst Explorations Inc. (“Sunburst”) whereby Sunburst has the right to earn a 60% interest in the Merit prospect by spending $3,000,000 and issuing 700,000 shares of Sunburst to the Company on or before fifteen (15) days from the date upon which the common shares of Sunburst are listed for trading on the TSX Venture Exchange.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on June 10, 2010.

10.  Option Agreement dated September 3, 2010 between the Company and Windstorm Resources Ltd. (“Windstorm”) whereby Windstorm has the right to earn a 60% interest in the Caldera prospect by spending US$5,000,000 and issuing 1,000,000 shares of Windstorm to the Company by September 16, 2016.  The full text of the Option Agreement was furnished to the Commission under coverof Form 6-K on September 8, 2010.

11.  Assets Purchase Agreement dated February 11, 2011 between the Company and Beanstalk Capital Inc. (“Beanstalk”) whereby Beanstalk has agreed to purchase 100% of all assets belonging to or usually and ordinarily used in connection with the Elk Gold Project for thirty-seven (37) million shares of Beanstalk. The full text of the Assets Purchase Agreement was furnished to the Commission under cover of Form 6-K on March 11, 2011.

12. Shareholder Rights Plan Agreement (the “Plan”) dated April 13, 2011 between the Company and Computershare Investor Services Inc. as Rights Agent whereby the Plan will provide the Board of Directors (the “Board”)  of the Company and the shareholders more time to fully consider any unsolicited takeover bids for the Company without any undue pressure, it will allow the Board to pursue other alternatives to maximize shareholder value, and it will allow additional time for competing bids to emerge.  The full text of the Plan was furnished to the Commission under cover of Form 6-K on April 15, 2011.

13.   Amendment to Option Agreement dated May 20, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to July 31, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on May 31, 2011.

14.   Option Agreement dated June 17, 2011 between the Company and G4G Resources Ltd. (“G4G”) whereby G4G has the right to earn a 60% interest in the Yago prospect by paying $50,000 to the Company, spending US$6,000,000 and issuing 3,000,000 shares of G4G to the Company within five years.  The full text of the Option Agreement is filed as an exhibit to this Form 20-F/A-2, Amendment No.2 for the fiscal year ended December 31, 2010.

15. Amendment No. 2 to Option Agreement dated July 12, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to September 30, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 22, 2011.

16. Amendment No. 3 to Option Agreement dated September 19, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to December 31, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 22, 2011.

17. Transfer Agreement dated September 23, 2011 between the Company, Candymin S.A. de C.V. (“Candymin”) and Goldgroup Mining Inc. (“Goldgroup”) whereby the Company has agreed to transfer all its interest in the Caballo Blanco Property to Goldgroup and Candymin has agreed to transfer, release and quit claim the El Cobre Interest.  The full text of the Option Agreement is filed as an exhibit to this Form 20-F/A-2, Amendment No.2 for the fiscal year ended December 31, 2010.

18. Retained Interest Agreement dated September 23, 2011 between the Company, 0919921 B.C. Ltd. (“0919921”) and Goldgroup Mining Inc. (“Goldgroup”) whereby Almaden is causing its subsidiary to enter into a transfer agreement where under all property rights are transferred to Goldgroup’s subsidiary. The full text of the Option Agreement is filed as an exhibit to this Form 20-F/A-2, Amendment No.2 for the fiscal year ended December 31, 2010.

19.  Amending Agreement dated September 26, 2011 between the Company, 0919921 B.C. Ltd. and Goldgroup Mining Inc. whereby the definition of Closing Date in the Retained Interest Agreement is replaced.  The full text of the Option Agreement is filed as an exhibit to this Form 20-F/A-2, Amendment No.2 for the fiscal year ended December 31, 2010.

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

After the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, it was determined that the certifications of its Chief Executive Officer and Chief Financial Officer, which had been signed pursuant to Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, had not been electronically filed. The Company’s management and Board of Directors have now taken steps to ensure that the required disclosure is included in all of its required Exchange Act reports as filed on EDGAR. These steps include a review of the Commission’s guidance regarding compliance and disclosure in order to ensure that the Company’s reports filed or submitted under the Exchange Act meet all current requirements, as well as refining its review process of all documents submitted to the Company’s electronic filing agent before filing to ensure all documents submitted to the agent have been correctly filed on EDGAR.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

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

Item 16A.     Audit Committee Financial Expert
The Company’s Board of Directors has determined that Mr. James E. McInnes is the Company's audit committee financial expert. Mr. McInnes served as President of Horseshoe Gold Mining Inc. (now Cosigo Resources Ltd.) from 1991 to 2011, and has served as a director with other publicly traded companies. Mr. McInnes is independent as defined by Section 803(B) of the NYSE Amex Listing Standards.

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
--Incorporated by reference to the Form 6-K furnished with the Commission on March 25, 2009--
Release and Quit Claim Agreement dated March 24, 2009 with Consolidated Spire Ventures Ltd.
--Incorporated by reference to the Form 6-K furnished with the Commission on March 26, 2009--
Option Agreement dated July 29, 2009 with Fairmont Resources Ltd.
--Incorporated by reference to the Form 6-K furnished with the Commission on July 31, 2009--
Contract for the Transfer of Rights with M. Martin Soto Moran
--Incorporated by reference to the Form 6-K furnished with the Commission on September 9, 2009--

Property Purchase Agreement dated November 19, 2009 with Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V.
--Incorporated by reference to the Form 6-K furnished  with the Commission on December 17, 2009--

Memorandum of Agreement dated February 5, 2010 with Goldgroup Resources Inc. and NGEx Resources Inc. --Incorporated by reference to the Form 6-K furnished with the Commission on March 18, 2010

Agreement to Purchase Mineral Claims dated February 17, 2010 with Lincoln Mining Corporation, Lincoln Gold Corporation and Minera Lincoln de Mexico, S.A. de C.V.
--Incorporated by reference to the Form 6-K furnished  with the Commission on February 22, 2010--

4.1	Purchase Offer dated April 22, 2010 with Skeena Resources Limited, Virginia Energy Resources Inc. and Minera Cascabel SA de CV

Option Agreement dated May 21, 2010 with Sunburst Explorations Inc. --Incorporated by reference to the Form 6-K furnished with the Commission on June 10, 2010--
Option Agreement dated September 2, 2010 with Windstorm Resources Ltd. --Incorporated by reference to the Form 6-K furnished with the Commission on September 8, 2010 --
Assets Purchase Agreement dated February 15, 2011 with Beanstalk Captial Inc. --Incorporated by reference to the Form 6-K furnished with the Commission on March 11, 2011--
Shareholder Rights Plan Agreement dated April 13, 2011 with Computershare Investor Services Inc. --Incorporated by reference to the Form 6-K furnished with the Commission on April 15, 2011--
Amendment to Option Agreement dated May 20, 2011 with Sunburst Explorations Inc. --Incorporated by reference to the Form 6-K furnished with the Commission on May 31, 2011--
4.2	Option Agreement dated June 17, 2011 with G4G Resources Ltd.
Amendment No. 2 to Option Agreement dated July 12, 2011 with Sunburst Explorations Inc. --Incorporated by reference to the Form 6-K furnished with the Commission on September 22, 2011--
Amendment No. 3 to Option Agreement dated September 29, 2011 with Sunburst Explorations Inc. --Incorporate by reference to the Form 6-K furnished with the Commission on September 22, 2011--
4.3	Transfer Agreement dated September 23, 2011 with Candymin S.A. de C.V. and Goldgroup Mining Inc.
4.4	Retained Interest Agreement dated September 23, 2011 with 0919921 B.C. Ltd. and Goldgroup Mining Inc.
4.5	Amending Agreement dated September 26, 2011 with 0919921 B.C. Ltd. and Goldgroup Mining Inc

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
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

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2010, December 31, 2009 and January 1, 2009 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2010 and December 31, 2009 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditor’s Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2010, December 31, 2009 and January 1, 2009 and their financial performance and cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $3.5 million during the year ended December 31, 2010. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 25, 2011

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
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Donald M. Lorimer
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

			Years ended December 31,
	2010		2009
			(Note 19)
	$		$
Revenue
Interest income		38,589	169,458
Drilling services		-	2,112,832
Other income		195,286	158,329
		233,875	2,440,619
Expenses (income)
Drilling services expenses		-	1,218,518
Write-down of interest in mineral properties		725,951	890,811
Recovery in value of mineral properties		(84,323)	-
Income on mineral property options		(1,923,430)	(77,360)
General and administrative expenses (Schedule 1)		1,493,611	1,291,253
General exploration expenses		646,358	665,055
Share-based compensation		2,108,800	67,500
		2,966,967	4,055,777
Operating loss		(2,733,092)	(1,615,158)

Other income (loss)
Loss on equity investment (Note 7)		(151,926)	(90,908)
Loss on dilution of equity investments (Note 7)		(168,449)	(196,476)
Write-down of marketable securities (Note 5)		-	(80,600)
Loss on sale of marketable securities		(556,753)	(26,790)
Gain on sale of property, plant and equipment		2,836	-
Foreign exchange loss		(163,034)	(415,755)
Loss before income taxes		(3,770,418)	(2,425,687)
Income tax recovery (Note 15)		305,766	139,728

Net loss for the year		(3,464,652)	(2,285,959)

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax of nil		149,738	596,051
Reclassification adjustment relating to available-for-sale financial assets disposed of in the year, net of tax of nil		556,753	26,240
Other comprehensive income for the year		706,491	622,291

Total comprehensive loss for the year		(2,758,161)	(1,663,668)

Basic and diluted net loss per share (Note 13)		(0.07)	(0.05)

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

			Years ended December 31,
	2010		2009
			(Note 19)
	$		$
Operating activities
Net loss for the year		(3,464,652)	(2,285,959)
Items not affecting cash
Loss on equity investment		151,926	90,908
Loss on dilution		168,449	196,476
Depreciation		189,580	169,973
Loss on sale of marketable securities		556,753	26,790
Write-down of marketable securities		—	80,600
Income on mineral property options		(1,923,430)	(77,360)
Write-down of interest in mineral properties		725,951	890,811
Recovery in value of mineral properties		(84,323)	—
Share-based payments		2,108,800	67,500
Gain on sale of property, plant and equipment		(2,836)	—
Changes in non-cash working capital components
Accounts receivable and prepaid expenses		163,827	(253,552)
Accounts payable and accrued liabilities		19,326	147,625
Deferred exploration advances payable		156,956	—
Net cashed used in operating activities		(1,233,673)	(946,188)
Investing activities
Reclamation deposit		(40,764)	(2,500)
Short term invesment		(2,000,000)	—
Marketable securities
Purchases		(1,550)	—
Net proceeds		1,009,484	103,217
Property, plant and equipment
Purchases		(502,822)	(31,494)
Net proceeds		5,190	—
Mineral properties
Costs		(5,478,095)	(1,119,474)

Net proceeds		15,000	119,958
Net cash used in investing activities		(6,993,557)	(930,293)
Financing activities
Issuance of shares, net of share issue costs		11,172,391	2,700,202
Net cash from financing activities		11,172,391	2,700,202

Net cash inflow		2,945,161	823,721
Cash and cash equivalents, beginning of year		13,142,671	12,318,950
Cash and cash equivalents, end of year		16,087,832	13,142,671
Supplemental cash and cash equivalents information - Note 14

Interest paid		—	—
Interest received		38,589	169,458
Taxes paid		—	—
Taxes received		—	—

Almaden Minerals Ltd.
(an exploration stage company)
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

Share Capital Reserves
				Equity settled			Available-for-
	Number of			employee			sale financial	Total
	shares	Amount		benefits	Warrants		assets	reserves	Deficit		Total
			$		$			$	$		$

Balance, January 1, 2009 (Note 19)	45,525,829	49,159,392		4,509,023		176,741	(1,358,650)	3,327,114		(28,419,696)		24,066,810
Shares issued for cash on exercise of stock options	154,000	59,752		-		-	-	-		-		59,752
Share-based payments	-	-		67,500		-	-	67,500		-		67,500
Private placements	3,293,316	1,658,465		-		981,985	-	981,985		-		2,640,450
Total comprehensive loss for the period	-	-		-		-	622,291	622,291		(2,285,959)		(1,663,668)
Balance, December 31, 2009 (Note 19)	48,973,145	50,877,609		4,576,523		1,158,726	(736,359)	4,998,890		(30,705,655)		25,170,844
Shares issued for cash on exercise of stock options	895,000	919,500		-		-	-	-		-		919,500
Fair value of share options allocated to shares issued
on exercise	-	533,250		(533,250)		-	-	(533,250)		-		-
Share-based payments	-	-		2,108,800		-	-	2,108,800		-		2,108,800
Private placements	4,892,021	9,234,011		-		35,500	-	35,500		-		9,269,511
Shares issued for cash on exercise of warrants	740,656	983,380		-		-	-	-		-		983,380
Fair value of warrants allocated to shares issued on on exercise	-	306,180		-		(306,180)	-	(306,180)		-		-
Total comprehensive loss for the period	-	-		-		-	706,491	706,491		(3,464,652)		(2,758,161)
Balance, December 31, 2010	55,500,822	62,853,930		6,152,073		888,046	(29,868)	7,010,251		(34,170,307)		35,693,874

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
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

(o)         New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•	Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters - effective for accounting periods commencing on or after July 1, 2010.
•	IAS 24, Related Party Disclosure - effective for accounting periods commencing on or after January 1, 2011;
•	IFRS 9, Financial Instruments - effective for accounting periods commencing on or after January 1, 2013;
•	Amendments to IAS 32, Financial Instruments: Presentation – Classification of Right Issues - effective for accounting periods commencing on or after February 1, 2010;
•	Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement - effective for accounting periods commencing on or after January 1, 2011;
•	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments - effective for accounting periods commencing on or after July 1, 2010;
•	Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011;
•	Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
•	Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,	January 1,
	2010	2009	2009
Accounts receivable	$327,321	$678,058	$448,785
HST receivable	187,300	19,306	16,305
Allowance for doubtful accounts	(75,030)	(75,030)	(91,168)
Prepaid expenses	98,809	79,893	74,753
	$538,400	$702,227	$448,675

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

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets

	Elk		ATW		Willow		Caballo Blanco		El Cobre		Tuligtic		San Carlos		Caldera		Other Properties		Total
Mineral properties	$		$		$		$		$		$		$		$		$		$
Opening Balance (December 31, 2009)		1,075,694		46,451		148,254		4,321		-		11,070		1		50,205		354,398		1,690,394
Additions		-		-		-		-		41,988		219,989		-		-		138,944		400,921
Proceeds from options		-		-		-		-		-		-		-		-		(168,600)		(168,600)
Recoveries		-		-		-		-		-		-		-		-		-		-
Write-down of deferred acquisition costs		-		-		-		-		-		-		-		-		(5,289)		(5,289)
Proceeds received from options on mineral properties in excess of cost - reclassified to income		-		-		-		-		-		-		-		-		168,482		168,482
Closing Balance (December 31, 2010)		1,075,694		46,451		148,254		4,321		41,988		231,059		1		50,205		487,935		2,085,908
Deferred Exploration Costs
Opening Balance (December 31, 2009)		5,170,058		847,863		332,610		66,694		-		23,360		-		372,461		(86,843)		6,726,203
Costs incurred during the period
Drilling and related costs		1,182,922		202,601		7,406		-		9,582		703,535		139,450		-		158,482		2,403,978
Professional/technical fees		425,444		9,079		5,815		4,276		61,418		93,581		10,963		9,402		58,155		678,133
Claim maintenance/lease cost		1,500		6,885		23,077		748		6,365		61,664		51,942		29,920		139,159		321,260
Geochemical		174,893		-		-		-		30,449		182,933		17,642		-		49,623		455,540
Travel and accommodation		54,979		-		314		4,649		23,189		93,132		10,902		1,275		35,200		223,640
Camp costs		188,810		-		-		-		-		-		-		-		-		188,810
Truck rental and fuel		64,407		-		-		-		-		-		-		-		-		64,407
Geology, engineering		255,715		403		-		900		-		18,625		-		-		-		275,643
Salaries and wages		-		-		-		-		16,858		98,318		21,323		2,083		49,426		188,008
Supplies and misc.		38,169		34		117		-		19,921		29,491		1,959		1,426		27,101		118,218
Geophysical, geosciences		54,310		-		-		-		7,412		41,523		-		-		11,908		115,153
Reclamation, environmental		73,468		-		-		-		10,694		3,236		-		3,720		1,800		92,918
Proceeds from options		-		-		-		-		-		-		-		(23,000)		(1,770,000)		(1,793,000)
Recoveries		-		(3,200)		-		(4,427)		(49,044)		-		-		-		(7,243)		(63,914)
Write-down of deferred exploration costs		-		-		-		-		-		-		(254,181)		-		(466,481)		(720,662)
Proceeds received from options on mineral properties in excess of cost - reclassified to income		-		-		-		-		-		-		-		-		1,754,948		1,754,948
Recovery in value of mineral interests		-				-		-		-		33,056		-		45,950		5,317		84,323
		2,514,617		215,802		36,729		6,146		136,844		1,359,094		-		70,776		47,395		4,387,403
Closing Balance (December 31, 2010)		7,684,675		1,063,665		369,339		72,840		136,844		1,382,454		-		443,237		(39,448)		11,113,606
		8,760,369		1,110,116		517,593		77,161		178,832		1,613,513		1		493,442		448,487		13,199,514
Reclassified to Asset Held for Sale (Note 20)		(8,760,369)		-		-		-		-		-		-		-		-		(8,760,369)
		-		1,110,116		517,593		77,161		178,832		1,613,513		1		493,442		448,487		4,439,145

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

	Elk		ATW		Willow		Caballo Blanco		Tuligtic		San Carlos		Caldera		Various Other		Total
Mineral properties	$		$		$		$		$		$		$		$		$
Opening Balance (January 1, 2009)		1,075,694		46,451		148,254		4,321		11,070		38,306		50,205		366,395		1,740,696
Additions		-		-		-		-		-		-		-		79,616		79,616
Proceeds from options		-		-		-		-		-		-		-		(20,900)		(20,900)
Recoveries		-		-		-		-		-		-		-		-		-
Write-down of deferred acquisition costs		-		-		-		-		-		(38,305)		-		(148,073)		(186,378)
Proceeds received from options on mineral properties in excess of cost - reclassified to income		-		-		-		-		-		-		-		77,360		77,360

Closing Balance (December 31, 2009)		1,075,694		46,451		148,254		4,321		11,070		1		50,205		354,398		1,690,394

Deferred Exploration Costs
Opening Balance (January 1, 2009)		4,847,674		448,760		294,417		49,632		277,339		189,709		217,696		169,826		6,495,053

Costs incurred during the period
Drilling and related costs		-		321,217		-		-		421,673		-		-		23,852		766,742
Professional/technical fees		107,447		5,884		-		4,062		108,414		22,040		31,198		83,957		363,002
Claim maintenance/lease costs		1,500		9,630		23,948		4,639		60,980		50,053		52,239		103,660		306,649
Geochemical		1,215		-		-		-		43,900		1,960		12,301		24,151		83,527
Travel		12,700		27		-		3,162		49,048		11,325		17,474		46,364		140,100
Geology, engineering		142,473		1,687		-		6,628		-		-		12,000		-		162,788
Salaries and wages		-		-		14,186		2,727		71,207		11,009		21,051		12,251		132,431
Supplies and misc.		1,055		69		59		-		93,679		2,196		2,652		10,898		110,608
Geophysical		21,421		60,589		-		-		6,300		3,150		5,850		26,665		123,975
Reclamation, environmental		34,573		-		-		-		-		-		-		-		34,573
Proceeds from options		-		-		-		-		-		-		-		(109,958)		(109,958)
Recoveries		-		-		-		(4,156)		(1,109,180)		-		-		(65,518)		(1,178,854)
Write-down of deferred exploration costs		-		-		-		-		-		(291,442)		-		(412,991)		(704,433)
		322,384		399,103		38,193		17,062		(253,979)		(189,709)		154,765		(256,669)		231,150

Closing Balance (December 31, 2009)		5,170,058		847,863		332,610		66,694		23,360		-		372,461		(86,843)		6,726,203
		6,245,752		894,314		480,864		71,015		34,430		1		422,666		267,555		8,416,597

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

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the period ended December 31, 2010 is as follows:

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
March 20, 2010	$3.00	25,000	-	-	(25,000)	-
September 30, 2010	$1.15	113,158	-	113,158	-	-
December 17, 2011	$0.85	236,000	-	-	-	236,000
December 17, 2011	$1.40	1,648,000	-	467,500	-	1,180,500
March 16, 2011	$1.25	-	175,000	135,000	-	40,000
June 29, 2011	$1.20	-	49,997	24,998	-	24,999
		2,022,158	224,997	(740,658)	(25,000)	1,481,499

Weighted average exercise price		$1.34	$1.24	$1.33	$3.00	$1.30

Expiry date	Exercise Price	January 1 2009	Granted	Exercised	Expired/ cancelled	December 31 2009
November 14, 2009	$1.00	86,000			(86,000)	-
March 20, 2010	$3.00	25,000	-	-	-	25,000
March 31, 2010	$1.15		113,158	-	-	113,158
December 17, 2011	$0.85		236,000	-	-	236,000
December 17, 2011	$1.40		1,648,000	-	-	1,648,000
		111,000	1,997,158	-	(86,000)	2,022,158

Weighted average exercise price		$1.45	$1.32	-	$1.00	$1.34

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

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
June 17, 2010	$1.79	240,000	-	-	(240,000)	-
September 15, 2010	$1.07	140,000	-	(140,000)	-	-
July 6, 2011	$2.50	1,795,000	-	(100,000)	-	1,695,000
November 22, 2011	$2.73	-	100,000	-	-	100,000
September 10, 2012	$2.32	500,000	-	-	-	500,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 13, 2012	$2.52	50,000	-	-	-	50,000
December 13, 2012	$4.30	-	25,000	-	-	25,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
December 29, 2013	$0.68	655,000	-	(530,000)	-	125,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015	$0.94	-	75,000	(40,000)	-	35,000
June 21, 2015	$1.00	-	240,000	-	-	240,000
July 16, 2015	$0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$2.22	-	380,000	(25,000)	-	355,000
September 20, 2015	$2.67	-	100,000	-	-	100,000
November 22, 2015	$2.73	-	175,000	-	-	175,000
Options outstanding and exercisable		3,670,000	2,445,000	(895,000)	(240,000)	4,980,000

Weighted average exercise price		$1.98	$1.55	$1.03	$1.79	$1.95

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

10.	Capital and reserves (Continued)

Expiry date	Exercise Price	January 1 2009	Granted	Exercised	Expired/ cancelled	December 31 2009
December 1, 2009	$0.39	154,000	-	(154,000)	-	-
December 14, 2009	$1.67	806,000	-	-	(806,000)	-
June 17, 2010	$1.79	240,000	-	-	-	240,000
September 15, 2010	$1.07	140,000	-	-	-	140,000
July 6, 2011	$2.50	1,795,000	-	-	-	1,795,000
September 7, 2009	$2.23	25,000	-	-	(25,000)	-
September 10, 2012	$2.32	500,000	-	-	-	500,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 14, 2012	$2.52	50,000	-	-	-	50,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
December 29, 2013	$0.68	655,000	-	-	-	655,000
November 25, 2014	$0.81	-	150,000			150,000
Options outstanding and exercisable		4,505,000	150,000	(154,000)	(831,000)	3,670,000

Weighted averageexercise price		$1.93	$0.81	$0.39	$1.70	$1.98

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

	December 31, 2010	December 31, 2009	January 1, 2009

Opening Balance, January 1	135,016	129,332	129,332
- Accretion during the year	8,108	5,684	-
- Adjustment to estimate	(23,488)	-	-
- Transferred to Liabilities Held for Sale	(119,636)	-	-

	-	135,016	129,332

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

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

14.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31, 2010	December 31, 2009 (Note 19)

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$533,250	$-
Reversal of warrants reserve on exercise of warrants	306,180	-
Fair value of warrants upon completion of private placement	35,550	981,985
Shares received on sale of Tropico property	153,600	-
Shares received on sale of Bufa property	1,770,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2010	December 31, 2009 (Note 19)	January 1, 2009 (Note 19)

Cash	$3,596,119	$3,959,526	$1,206,586
Government of Canada (T-Bills)	4,997,500	9,183,145	11,112,364
Bankers Acceptance	7,494,213	-	-
	$16,087,832	$13,142,671	$12, 318,950

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

15.           Income taxes

The Company’s Canadian income tax rate is approximately 28.5% (2009 – 30%) while the Mexico income tax rate is approximately 30%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:
	2010	2009

Statutory rate	28.5%	30.0%

Income taxes recovered at the Canadian statutory rate	$1,074,569	$727,700
Effect of different tax rates in foreign jurisdiction	(6,672)	(26,300)
Non-deductible items	(743,281)	(67,911)
Tax recovery on flow-thoughshares	305,766	-
Tax losses not recognized in period benefit arose & other	(324,616)	(633,489)
Reduction in mineral tax liability	-	-
Mineral tax recovery	-	185,690
Mexican flat tax	-	(45,962)
	$305,766	$139,728

    The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	December 31,	December 31,	January 1,
	2010	2009	2009

Operating and capital loss carryforwards	$1,712,000	$2,131,000	$2,289,000
Canadian and foreign exploration and development expenditures	1,248,000	1,508,000	1,711,000
Asset retirement obligations	29,900	33,800	34,000
Marketable securities	30,700	131,000	319,000
Share issue costs	209,000	47,000	59,000
Property, plant and equipment	366,000	17,000	127,000
Cumulative Eligible Capital	18,000	19,000	-
	3,613,600	3,886,800	4,539,000
Valuation allowance	(3,613,600)	(3,886,800)	(4,539,000)
	$-	$-	$-

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

16.           Commitments and contingencies

(a)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2011	$67,000
2012	67,000
2013	67,000
2014	75,000
2015	81,000
Thereafter	6,700
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

Reconciliation of Statements of Financial Position

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

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
For the years ended December 31, 2009 and 2010
Presented in Canadian dollars

19.	Transition to International Financial Reporting Standards (Continued)

Reconciliation of Statements of Financial Position

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

EQUITY
Share capital		$49,159,392	$-	$49,159,392	$50,877,609	$-	$50,877,609
Reserves
Equity settled employee
Benefits	19(iv)	-	4,509,023	4,509,023	-	4,576,523	4,576,523
Warrants	19(iv)	-	176,741	176,741	-	1,158,726	1,158,726
Available-for-sale financial
Assets	19(iv)	-	(1,358,650)	(1,358,650)	-	(736,359)	(736,359)
Contributed surplus	19(iv)	4,685,764	(4,685,764)	-	5,735,249	(5,735,249)	-
Accumulated other
comprehensive income	19(iv)	(1,358,650	1,358,650	-	(736,359)	736,359	-
Deficit		(28,419,696	-	(28,419,696)	(30,705,655)	-	(30,705,655)
		24,066,810	-	24,066,810	25,170,844	-	25,170,844

LIABILITIES
Non-current liabilities
Asset retirement obligation		129,332	-	129,332	135,016	-	135,016

Current liabilities
Accounts payable and
accrued liabilities		205,938	-	205,938	353,563	-	353,563
		335,270	-	335,270	488,579	-	488,579

TOTAL EQUITY AND LIABILITIES		$24,402,080	$-	$24,402,080	$25,659,423	$-	$25,659,423

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

Reconciliation of Cash Flows
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Operating activities
Net loss	19(v)	$(2,192,959)	$(93,000)	$(2,285,959)
Items not affecting cash
Future income tax recovery	19(v )	(93,000)	93,000	-
Loss on equity investment		90,908	-	90,908
Loss on dilution		196,476	-	196,476
Depreciation		169,973	-	169,973
Loss on sale of marketable securities		26,790	-	26,790
Write-down of marketable securities		80,600	-	80,600
Income on mineral property options		(77,360)	-	(77,360)
Write-down of interests in mineral properties		890,811	-	890,811
Stock-option compensation		67,500	-	67,500
Change in non-cash working capital components
Accounts receivable and prepaid expenses		(253,552)	-	(253,552)
Accounts payable and accrued liabilities		147,625	-	147,625
		(946,188)	-	(946,188)

Financing activities
Issuance of shares, net of share issue costs		2,700,202	-	2,700,202

Investing activities
Reclamation deposit		(2,500)	-	(2,500)
Marketable securities
Net proceeds		103,217	-	103,217
Property, plant and equipment
Purchases		(31,494)	-	(31,494)
Mineral properties
Costs		(1,119,474)	-	(1,119,474)
Proceeds		119,958	-	119,958
		(930,293)	-	(930,293)

Net cash inflow		$823,721	$-	$823,721
Cash and equivalents, beginning of year		12,318,950	-	12,318,950
Cash and equivalents,
Cash and equivalents, end of year		$13,142,671	$-	$13,142,671

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

	December 31,	December 31,	January 1,
	2010	2009	2009

Exploration and evaluation assets held for sale	$8,760,369	$-	$-
Property, plant and equipment held for sale	323,264	-	-
	9,083,633	-	-

Asset retirement obligation held for sale	$(119,636)	$-	$-

21.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	December 31, 2010	December 31, 2009	January 1, 2009

Canada	$2,636,633	$7,934,990	$8,070,162
Mexico	2,665,237	1,356,708	1,179,167
	$5,301,870	$9,291,698	$9,249,329

    The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company earns revenue in the following geographic locations as determined by the location of the mineral properties:

	December 31, 2010	December 31, 2009

Canada	$233,875	$288,107
Mexico	-	2,152,512
	$233,875	$2,440,619

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
(an exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)
		Year ended December 31,
	2010	2009

	$	$

Professional fees	312,832	273,276
Office and license	275,761	257,822
Travel and promotion	221,665	153,121
Depreciation	189,580	169,973
Insurance	110,884	110,968
Rent	165,126	166,426
Stock exchange fees	124,909	68,816
Directors fees	33,495	33,495
Regulatory compliance	36,816	38,855
Transfer agent fees	22,544	18,501
	1,493,612	1,291,253

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated: October 31, 2011	By /s/Morgan Poliquin
Morgan Poliquin, CEO