Form 20-F
period 2011-12-31
ALMADEN MINERALS LTD
filed 2012-04-02
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________

For the transition period from _____________________ to ____________________

Commission file number 001-32702

ALMADEN MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street, #1103, Vancouver, British Columbia V6C 2T8
(Address of principal executive offices)

Korm Trieu, ktrieu@almadenminerals.com, 750 West Pender Street, #1103, Vancouver, BC V6C 2T8
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

59,122,321

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

 ☒ Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes  ☐  No

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T.

However, it is the view of the SEC’s Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of this Annual Report on Form 20-F, the SEC has not specified an IFRS taxonomy for the Registrant to use in preparing its Interactive Data Files.

Indicate by check mark weather the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                       Accelerated filer ☐                                       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Preliminary Economic Assessment:  A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis  based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

Tuff:  A finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

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

Notes Concerning Terminology Related to Resources and Reserves
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council.  On November 14, 2004 and November 27, 2010, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of National Instrument 43-101 which is became law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org.  In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, reserve is termed “mineral deposit”.

DEFINITIONS

Qualified Person
Mineral Resource and Mineral Reserve estimates and resulting Technical Reports must be prepared by or under the direction of, and dated and signed by, a Qualified Person. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise. Determination of what constitutes relevant experience can be a difficult area and common sense has to be exercised. For example, in estimating Mineral Resources for vein gold mineralization, experience in a high-nugget, vein-type mineralization such as tin, uranium etc. should be relevant whereas experience in massive base metal deposits may not be. As a second example, for a person to qualify as a Qualified Person in the estimation of Mineral Reserves for alluvial gold deposits, he or she would need to have relevant experience in the evaluation and extraction of such deposits. Experience with placer deposits containing minerals other than gold, may not necessarily provide appropriate relevant experience for gold. In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for Mineral Resource estimates must have sufficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could affect the reliability of the data. Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

Estimation of Mineral Resources is often a team effort, for example, involving one person or team collecting the data and another person or team preparing the Mineral Resource estimate. Within this team, geologists usually occupy the pivotal role. Estimation of Mineral Reserves is almost always a team effort involving a number of technical disciplines, and within this team mining engineers have an important role. Documentation for a Mineral Resource and Mineral Reserve estimate must be compiled by, or under the supervision of, a Qualified Person(s), whether a geologist, mining engineer or member of another discipline. It is recommended that, where there is a clear division of responsibilities within a team, each Qualified Person should accept responsibility for his or her particular contribution. For example, one Qualified Person could accept responsibility for the collection of Mineral Resource data, another for the Mineral Reserve estimation process, another for the mining study, and the project leader could accept responsibility for the overall document. It is important that the Qualified Person accepting overall responsibility for a Mineral Resource and/or Mineral Reserve estimate and supporting documentation, which has been prepared in whole or in part by others, is satisfied that the other contributors are Qualified Persons with respect to the work for which they are taking responsibility and that such persons are provided adequate documentation.

Preliminary Feasibility Study (Pre-Feasibility Study)
The CIM Definition Standards requires the completion of a Preliminary Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

A Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Feasibility Study
A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Exploration Information
Exploration information means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. It is recognised that in the review and compilation of data on a project or property, previous or historical estimates of tonnage and grade, not meeting the minimum requirement for classification as Mineral Resource, may be encountered. If a Qualified Person reports Exploration Information in the form of tonnage and grade, it must be clearly stated that these estimates are conceptual or order of magnitude and that they do not meet the criteria of a Mineral Resource.

Mineral Resource
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource
An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource
An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which  can serve as the basis for major development decisions.

Measured Mineral Resource
A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve
Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve
A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101.  However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any all, or any part of a mineral deposit in these categories will ever be converted into reserves. “Indicated,  Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder. Further, the term “mineralized material” as used in this Annual Report on Form 20-F does not indicate “reserves” by SEC standards.  We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves”. Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Conversion Table
Metric Imperial
1.0 millimetre (mm) = 0.039 inches (in)
1.0 metre (m) = 3.28 feet (ft)
1.0 kilometre (km) = 0.621 miles (mi)
1.0 hectare (ha) = 2.471 acres (ac)
1.0 gram (g) = 0.032 troy ounces (oz)
1.0 metric tonne (t) = 1.102 short tons (ton)
1.0 g/t = 0.029 oz/ton
Unless otherwise indicated, all dollar ($) amounts referred to herein are in Canadian dollars.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserve, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4.B. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY - Property, Plants and Equipment” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of the Company’s management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please consult the Company’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The following selected financial data of the Company for Fiscal 2011, Fiscal 2010 and Fiscal 2009 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

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

Pursuant to SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS as issued by IASB without reconciliation to U.S. GAAP.

The basis of preparation is described in detail Note 2 to our consolidated financial statements.

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year
	Ended	Ended	Ended
	12/31/2011	12/31/2010	12/31/2009

Revenues	$249	$234	$2,441
Net income (loss)	7,295	(3,465)	(2,286)
Basic net income (loss) per common share	0.13	(0.07)	(0.05)
Diluted net income (loss) per common share	0.12	(0.07)	(0.05)
Weighted average shares (000)	57,269	51,188	45,847

Working capital	30,513	29,187	14,530
Mineral properties	10,470	4,439	8,417
Net assets	53,340	35,694	25,171
Total assets	53,905	36,343	25,659
Capital stock	73,354	62,854	50,878
Dividends declared per share	0	0	0

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2011	$0.99	$1.06	$0.94	$1.02
Fiscal Year Ended 12/31/2010	1.03	1.08	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.06	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September 2011	October 2011	November 2011	December 2011	January 2012	February 2012
High	$1.04	$1.06	$1.05	$1.04	$1.03	$1.00
Low	0.98	0.99	1.01	1.01	1.00	0.99

The exchange rate was $1.00 on March 23, 2012.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net income of $7,294,858 in Fiscal 2011 and net losses of $3,464,652 in Fiscal 2010 and $2,285,959 in Fiscal 2009.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2011 and 2010, revenue consisted of interest and other income from office rental and contract exploration services provided to third parties. During Fiscal 2009, the Company also had revenue from drilling services provided to third parties. Otherwise, the Company has had no prior year’s history of earnings or cash flow other than the NSR royalty from the La Trinidad Mine and the bulk sampling on the Elk gold property. The Company has not paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company was through the sale of its equity shares and entering into joint venture agreements.  The only source of funds available to the Company is through the sale of its inventory of gold, the sale of its equity shares and entering into joint venture agreements. Any future additional equity financing would cause dilution to current stockholders.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 27, 2012 there were share purchase options outstanding allowing the holders of these options to purchase 5,430,000 shares of common stock.  Directors and officers of the Company hold 4,510,000 of these share purchase options.  An additional 920,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 27, 2012 there were 59,122,321 shares of common stock outstanding, the exercise of all of the existing share purchase options would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options would cause the number of issued and outstanding common shares to rise 8.5%.

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

Foreign Incorporation and Civil Liabilities
The Company was created under amalgamation under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under applicable United States laws.

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin and Morgan Poliquin also serve as directors of Gold Mountain Mining Corporation.  James McInnes also serves as a director of Cosigo Resources Inc.  Joseph Montgomery also serves as a director of Infrastructure Materials Corp. and Cosigo Resources Inc.  Gerald Carlson also serves as a director and President of Windstorm Resources Inc., President of Iron South Mining Inc., a director of Blue Sky Uranium Corp., and a director of Tarsis Resources Ltd.  Barry Smee also serves as a director of Platinum Group Metals Ltd.  Mark Brown also serves as a director and CFO of Big Sky Petroleum Corporation and Pitchstone Exploration Ltd.  He also serves as a director of Avrupa Minerals Ltd. and Estrella Gold Corporation.  He also serves as a CFO for Tarsis Resources Ltd. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

The Ability to Manage Growth
Should the Company be successful in its efforts to develop its mineral properties or to raise capital for such development or for the development of other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources.  The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in retaining its current personnel or attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Competition
There is competition from other mining exploration companies with operations similar to those of the Company’s.  Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company.  Such competitors could outbid the Company for such projects, equipment or personnel, or produce minerals at a lower cost which would have a negative effect on the Company’s operations and financial condition.

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

Item 4.     Information on the Company

History and Development of the Company
The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8.  The registered and records office of the Company is 1199 West Hastings Street, Suite 950, Vancouver, British Columbia, Canada, V6E 3T5.

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

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of any other company’s shares.

Organizational Structure
The Company currently has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions.  These subsidiaries are:

	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Ixtaca Precious Metals Inc.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company

At December 31, 2011, the Company owned a 50% share interest in ATW Resources Ltd. (“ATW”), a company incorporated in the Northwest Territories, Canada on January 6, 1993, a 14.8% share interest in Tarsis Resources Ltd. (formerly Tarsis Capital Corp.), a company incorporated in Alberta, Canada on October 21, 2005 and continued into British Columbia on June 2, 2008 and a 38.8% share interest in Gold Mountain Mining Corporation, a company incorporated in British Columbia, Canada on June 12, 2008 (formerly Beanstalk Capital Inc. and Set For Growth Developments Ltd.).

Business of the Company
The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  The Company has property interests in Canada, United States and Mexico. None of the Company’s property interests are beyond exploration stage.  Presently there is no assurance that any of the Company’s mining properties or prospects contain a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded.  The Company is in the exploration stage and has not generated any revenues from operations.

Business Overview

Maintaining properties

The following is a general statement about government requirements for holding mineral properties in the jurisdictions where the Company works.

In Canada, mining law is a provincial or territorial matter. Maintaining a mineral property requires annual assessment work or cash in lieu of work. Prior to starting a work program, an application describing the program is submitted to the government authorities and this is then distributed for comment to various departments for review, such as fisheries or forestry, that may discern impact from the proposed work. The government has an obligation to consult with First Nation groups in the area that may have a land claim over the mineral claims, but this consultation is often delegated to the Company to handle. A memorandum of understanding may have to be negotiated with the First Nation before the government will issue a permit to work. If there is to be any environmental impact, an appropriate reclamation amount is determined and a bond is posted by the Company for this amount before the permit is issued.

In the United States, federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management (“BLM”). A payment of US$140 per claim is payable to the BLM by September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.  Prior to any exploration activity, an Exploration Plan is submitted to the BLM that outlines the work program and describes any proposed land disturbance. Reclamation plans are also submitted and an appropriate bond to ensure such reclamation is done may have to be provided before the permit is issued.

In Mexico, mining law is a federal matter.  The government requires annual assessment work and expenditures per hectare which increase with the size and age of the claim.  Land taxes per hectare also have to be paid by January 31 and July 31 each year.  Both amounts are subject to inflation accounting and the inflation adjustment number for each fiscal period is published in the official gazette. Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control; State and Municipal governments have small participation in the permitting process. This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.

Competition
The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality
The climate in the Project Areas is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. Seasonal changes do not have a material impact on our exploration expenditures.

Exploration Program Protocols

General Sample Handing and Quality Control Program for Exploration Programs

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

Sample Handling
Sample handling for drilling programs is described more fully below. Soil and stream sediment samplers have been trained to industry standard levels of sampling methodology. In general, the Company sieves stream sediment samples to -20 mesh in the field during preparation. Samplers are required to not wear any jewellery or clothing or use equipment which may contaminate the sample. All sample locations are geographically located at the time of sampling using the Global Positioning System. The Company has prepared standardized sample information cards for samplers to record information concerning the sample location, type and medium. Outcrop, float and dump rock samples are collected by geologists who record similarly ordered geologic information relating to the sample taken.

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

Sample Handling for Drill Programs

Core Box Preparation
Plastic core boxes are used for the storage of core.  Each box is labelled by the drillers at the rig with the drill-hole number, a box number and an arrow to mark the start of the tray and the down-hole direction.  Wooden core blocks, with the metreage in black marker pen, are inserted by the drillers at the end of each core run (usually 3 m or less).  These core run intervals are checked and recorded by the geologist during mark up (see below).  When filled with core the boxes are sealed with a plastic lid by the drillers and transported to the core logging facility.

Sample and Corebox Markup
Once at the core logging facility, the core boxes are marked up with the starting and ending metreage, written at the ends of the trays with a marker. An aluminum tag with the hole number, box number and metreage is then stapled to the front of each tray. The core blocks are then covered with an aluminum permi-tag with the depth inscribed and written over in black marker pen for clarity in core tray photographs. The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval. Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box. Different coloured tape was stapled to the boxes to indicate the position and type of duplicate sample. A permanent aluminum tag with the sample number inscribed on them was stapled to the inside of the core box channel at the start of each sample interval. A cut line was marked on the core as a guide for sawing of half-core samples for assay. The cut line position is marked by fitting the ends of the core together, to align them as they came out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil. This mark-up is done after the trays are photographed. Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization. Typically this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference. Each tray is digitally photographed before core cutting and sampling.

Core Logging
Before cutting and sampling the core, the following tables of data are recorded on paper and then entered into the Almaden drillhole database system:

Geotechnical Logging
1. Core box record sheet:  Beginning and end from/to intervals for each core box.
2. For each core run (from and to) a record of the core size, metres of core recovered for the interval, RQD (the total length of pieces of core in the interval that are twice the width of the core divided by the length of the interval, times 100) and hardness (on a scale from 1 to 5, from softest to hardest).
3. A drilling daily control sheet showing the progress of the rig for each shift.

Geological Logging
1. Geology Log:  Intervals selected by the geologist recording a detailed description of the lithology, texture, alteration, mineral assemblage and intensity and level of oxidation/weathering.  Structural measurements (i.e. the angle of structures to the core axis) are also recorded.  The cover sheet includes details such as surveyed collar co-ordinates, downhole survey data, core size depths, drilling dates and sample number series.  A graphic log column with a sketch of the geology is also included.

2. Veining and Mineralization:  (Intervals on this form are the same as the sample intervals).  Estimates of the percent veining and the percentage of different minerals represented in either vein, breccia or disseminated form, i.e. quartz, carbonates, pyrite etc.  (Sometimes completed after sampling).

3. Sample Sheet:  A record of the sample intervals, sample numbers and duplicate, blank and analytical standard numbers as well as magnetic susceptibility measurements taken on each sample (using a handheld magnetic susceptibility metre pushed against the core).

4. Hole Summary: An abbreviated hole log that summarizes the important features of a drill hole. A summary drill hole trace giving the geologist the opportunity to summarize the hole and sketch in structural orientations in a form easily transferred to sections. All logs are saved on the server along with the core photos and other data from each hole.

SAMPLE INTERVAL SELECTION
All strongly altered or mineralized intervals of core were sampled.  Sampling always began at least 5 samples above the start of mineralization.  Sample intervals were selected using the following criteria.

-Maximum sample length of 2 m in unmineralized lithologies
-Maximum sample length of 1 m in mineralized lithologies
-Minimum sample length of 50 cm. Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks.
-Core size changes and any zones of core loss were used as sample breaks.
-Large discrete veins that might possibly be modeled or mined as separate structures were sampled separately.

The begin/end marks were placed so that the entire vein ended up in the sample(s) and the vein is not smeared into samples on either side.

Sampling Procedure
All samples were originally cut in half using custom-made, gasoline engine-powered diamond core saws.  All were recently changed to electric powered saws.  Each saw has sliding trays and customized “core cradles” sized for each core diameter in order to ensure a straight cut down the cut line and to minimize the loss of friable core during cutting. Areas of very soft rock (e.g. fault gouge), are cut with a machete, using the side of the core channel to ensure a straight cut.  Areas of very broken core (pieces <1 cm) were sampled using spoons.  The following standard sampling procedures were employed:

The right hand side of the core (looking down the hole) was always sampled. After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box. Between each sample, the core saw and sampling table areas were washed to ensure no contamination between samples. Field duplicate, blank and analytical standards were added into the sample sequence as they were being cut. After cutting of samples containing visible gold, a piece of abrasive quartz sandstone was cut to clean the diamond blade.  This was done to prevent contamination of the following sample with gold that may have become smeared onto the blade.

Sample numbers were written on the outside of the sample bags twice and the tag from the sample book was placed inside the bag with the half core.  The bags were sealed using single-use plastic cable ties.

Sample numbers on the bags were checked against the numbers on the core box and the sample book.
The core cutting area is within the core logging shed and the logging geologists regularly checked the precision of the core cutting and sampling.  The sealed plastic sample bags were placed in large plastic twine (rice) sacks (usually between 8 and 10 samples per sack) and sealed using single-use plastic cable ties. The sacks were weighed and the sack number, sample numbers, sack weight and date written on the outside of the sacks.

Company’s Principal Properties
The Company has two principal property interests: (1) the Tuligtic prospect (100% interest) which includes the Ixtaca zone in Mexico, and (2) the El Cobre copper-gold prospect (100% interest).

The Company does not deem its other exploration projects to be material properties. The Company plans to conduct preliminary exploration on the projects however there are no current plans to conduct advanced exploration on these projects.

PRINCIPAL PROPERTIES INTERESTS

The Tuligtic Prospect – Mexico

Location and Access
The property is located roughly 82 kilometers north-northeast of the City of Puebla, the capital of the state of Puebla, and one of the five most important colonial cities in Mexico. Puebla City is located to the east of Mexico City and west of Mexico’s main port, Veracruz, on the main route between the two. The project is located east of Apizaco, an industrial centre located 51 kilometers north of Puebla City along Highway 119. The project area is most easily accessed via Highway 119 from Apizaco, Tlaxcala to the Ciudad Industrial Zicotencatl and 42 kilometers east along the paved road toward Ixtacamaxtitlan passing through the communities of Lázaro Cárdenas and Emiliano Zapata. A gravel road connects the paved highway with the town of Santa Maria 3.2 kilometers north of the bridge crossing the Rio Apulco. The Ixtaca Zone of the Tuligtic project, and drill sites, are located between the communities of Santa Maria and Zacatepec, a further 2.5 kilometers north along the recently graded gravel road. The 61 kilometers total distance from Apizaco can be driven in approximately 1.5 hours. The property can also be accessed by gravel roads from the NW via Chignahuapan, from the NE via Tezhuitán and Cuyoaco and from the south via Libres.

The towns of Santa Maria and Zacatepec are serviced by the national electricity grid and rare wired telephone lines and recently have cellular telephone coverage.

The climate of the region is temperate with temperatures averaging 10°C in December to 19°C in May-June. Annual precipitation averages over 600mm, three-quarters falling in the rainy season May through September. The project area is located in the Sierras Altas subprovince of the Sierra Madre Oriental at the northern edge of the Trans-Mexican Volcanic Belt (TMVB). The area is dominated by moderate- to steep-sided hills of altered volcanic rock and volcaniclastic sediments locally deeply incised to bedrock by intermittent streams. Elevation varies from 2300 meters above sea level in the south to 2800 masl in the north. The area is partially cultivated with corn, beans, vegetables and pasture land. Vegetation on non-cultivated land is dominated by either cactus or pines.

# Location of Tuligtic Project, Puebla State, Mexcio

Mexico
Puebla State
98°
97°
20°
19°
18°
XICOTEPEC
DE JUAREZ
CHIGNAHUAPAN
TEZIUTLAN
A TLAPACOYAN
OUTLINE OF
PUEBLA STATE
TULIGTIC PROJECT
LIBRES
A PEROTE
SN SALVADOR
EL SECO
CHOLULA
PUEBLA
CD.
SERDAN
ATLIXCO
IZUCAR DE
MATAMOROS
TEPEXI DE
RODRIGUEZ
TEHUACAN
ACATLAN
N
W
E
S
0
50
kilometers

Coordinate system: Degrees Longitude Latitude

Claims and Title
The Tuligtic property consists of two claims held 100% by Compañía Minera Gorrion S.A. de C.V., a wholly-owned subsidiary of Almaden Minerals Limited. The claims, tabularized below, cover an area of over 14, 000 hectares and were staked subsequent to recognition of alteration during a helicopter-borne reconnaissance exploration program in 2001. Official title documents have been issued for both claims, the details of which are summarized below.

Claim Name	Claim Number	Valid Until Date	Area (hectares)	Location
Cerro Grande	219469	March 5, 2059	11, 201.55	Tetela de Ocampo Ixtacamaxtitlan Aquixtla, Pue.
Cerro Grande 2	233434	February 23, 2059	3,028	Zautla, Pue.
Total			14, 229.55

Geological Setting of the Tuligtic Project and Ixtaca Zone
The Tuligtic property is underlain by chevron-folded limestones, shales and sandstones of the Tamaulipas Formation intruded by Tertiary granodioritic plutons and smaller porphyritic bodies and dikes, all unconformably overlain by lithic rhyolite tuff of the Coyoltepec Pyroclastic Deposit.

Outcrops of the Tamaulipas Formation are rare in the centre of the property in the area of concentrated drilling. Chevron-folded medium-bedded limestones and shales form steep-sided canyons and cliffs in the southwest and north parts of the property. The limestones are locally altered to red-green garnet-diopside skarn near the contact with intrusions. The sedimentary rocks are intruded by a several plutonic phases comprising a regional and pre-mineral granodiorite body to the north which in turn was intruded by a complex multi-phase diorite to quartz diorite intrusive body. This latter intrusive complex has undergone classic porphyry-style potassic and phyllic alteration and veining associated with copper-molybdenum-gold mineralization. The sedimentary and plutonic rocks are overlain by two episodes of pyroclastic rocks: (1) intensely to texturally destructive argillic and silicic altered lithic-crystal tuffs and (2) unconsolidated post-mineral fine-grained brown ash.

Two styles of alteration and mineralization have been identified in the area: (1) copper-molybdenum porphyry-style alteration and mineralization hosted by diorite and quartz-diorite intrusions; (2) silver-gold low-sulphidation epithermal quartz-bladed calcite veins hosted by carbonate rocks and spatially associated with overlying volcanic hosted texturally destructive clay alteration and replacement silicification.

Outcropping porphyry-style alteration and mineralization is observed in the bottoms of several drainages where the altered intrusive complex is exposed in erosional windows beneath post mineral unconsolidated ash deposits. Multiple late and post mineral intrusive phases have been identified crossing an early intensely altered and quartz-veined medium-grained feldspar phyric diorite named the Principal Porphyry. Other intrusive types include late and post mineral mafic dykes and an inter-mineral feldspar-quartz phyric diorite. Late mineral mafic dykes are fine grained and altered to chlorite with accessory pyrite. Calc-silicate (garnet-clinopyroxene) altered limestone occurs in proximity to the intrusive contacts and is crosscut by late quartz-pyrite veins. Early biotite alteration of the principal porphyry consists of biotite-orthoclase flooding of the groundmass. Quartz veins associated with early alteration have irregular boundaries and are interpreted to be representative of A-style porphyry veins. These are followed by molybdenite veins which are associated with the same wallrock alteration. Chalcopyrite appears late in the early alteration sequence. Late alteration is characterized by intense zones of muscovite-illite-pyrite overprinting earlier quartz-K-feldspar-pyrite ± chalcopyrite veining and replacing earlier hydrothermal orthoclase and biotite. Stockwork quartz-pyrite crosscuts the A-style veins and is associated with muscovite-illite alteration of biotite. The quartz-sericite alteration can be texturally destructive resulting in a white friable quartz veined and pyrite rich rock. Pyrite is observed replacing chalcopyrite and in some instances chalcopyrite remains only as inclusions within late stage pyrite grains.

The Ixtaca epithermal gold-silver vein zone is exposed roughly one kilometer to the south of the outcropping intrusive. At surface, it is characterized by friable, texturally destructive clay alteration developed in what is interpreted to have been a fine-grained volcaniclastic. Strataform zones of opaline silicification are associated with this alteration zone. Analysis of the argillic alteration indicated presence of kaolinite, alunite and cristobalite typical of alteration that forms above mineralization in active geothermal systems. Quartz-bladed calcite veins were been identified cropping out in limestone roughly 100 meters beneath the exposed tabular silica zones. Initial sampling as part of this study of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver. Samples of strataform silicification and altered volcanic rocks returned anomalous values of Hg, As and Sb. These findings are consistent with a highly preserved low-sulfidation epithermal vein system. Drilling has shown that the limestone stratigraphy is comprised of lime mudstone units higher in the succession to shaley units deeper in the succession. Veins encountered in drilling appear to be sub parallel to dykes which cross cut the limestone succession. The dykes and their margins are commonly the locus of veining. The present drilling program has been designed to better understand the more densely veined portions of the vein zone, where higher grades have been recognized to be located, as well has defining the confines of veining.

Preliminary mineralogy shows that the veins are largely comprised of carbonate and lesser quartz. The veins variously mineralized with sulfides (pyrite-sphalerite-galena-minor chalcopyrite, rare arsenopyrite, pyrrhotite, possible relict marcasite?), local Ag sulfosalts or sulfides (possibly including but not restricted to, tetrahedrite, ruby silver, i.e. the proustite-pyrargyrite and/or pearcite-polybasite series, and acanthite), and native gold or electrum.

The Main Ixtaca zone of veining is thought to have a north-easterly trend which is the apparent trend of the dykes (060 azimuth). At present the Main Ixtaca Zone is interpreted to be sub-vertical with local variations. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the other parts of the Ixtaca zone.

History of Past Work
To the Company’s knowledge no modern exploration was carried out on the project prior to Almaden’s acquisition of the property area by staking in 2001. Evidence of historic mining of clay (kaolinite) deposits from surface is evident throughout the property area.

The Company conducted multiple surface geologically focused exploration programs which included surface geological and alteration mapping, prospecting and rock and stream sediment sampling. These programs identified two distinct styles of alteration and mineralization; copper porphyry style mineralization located in the north central part of the claim block and roughly one kilometer south, gold-silver epithermal vein style mineralization located in the south central part of the claim block. Subsequent programs of increasingly detailed grid based soil sampling and surface geophysics (induced polarization and magnetics) were carried out which defined targets within both areas of identified mineralization.

In 2006, the Tuligtic project was optioned to Pinnacle Mines Ltd.  In 2007 this option agreement was terminated.  In 2009 the property was optioned to Antofagasta Minerals S.A. under terms whereby it could earn a 75% interest in the property. In 2009 and 2010 Antofagasta Minerals S.A., under Almaden operation, conducted a geophysical and exploration drilling program on the copper porphyry area of the project. The program consisted of three lines of IP geophysics and 2,522 meters of diamond drilling in six holes.  The IP chargeability results, along with that of previous programs carried out by Almaden, defined a 2 by 2.5 kilometer chargeability high the limits of which are currently only defined to the west and south. The drilling intersected skarn and porphyry copper-molybdenum mineralization in an intrusive complex. Four of the six drillholes were oriented within thirty degrees of north south and located within a 200 by 300 meter area roughly in the central portion of the IP chargeability anomaly. These holes were selected based on intensely altered and quartz-veined porphyry exposed in the drainages in the central portion of the chargeability anomaly. The drilling program encountered sub economic porphyry mineralisation. The mineralized intersections, despite being largely in skarn and uneconomic, are considered by the Company to be encouraging for the greater porphyry potential of the system. Antofagasta Minerals S.A. terminated its option on the project in March 2010.

In July 2010 Almaden initiated a diamond drilling program on the gold-silver epithermal vein target area of the project located roughly 1 kilometers to the south of the porphyry prospect on the project. The first hole in this program (results announced in August, 2010) intersected a zone of banded carbonate-quartz epithermal veining with gold and silver values. This hole constitutes the discovery of the Ixtaca Zone of veining. The entire hole cut through a vein zone of varying intensity of veining and intersected 302.41m of 1.01 g/t Au & 48 g/t Ag. Within this broad zone of veining several higher grade veins were intersected including a 1.67 meter interval that returned 60.66 g/t Au and 2112g/t Ag. Immediately after this discovery the Company initiated a follow-up drill program which had expanded to two drills by the end of 2010. In 2010 6,465.12 meters were drilled in 14 holes. In 2011 the program was expanded to four drills and a further 30,759.54 meters were drilled in 81 holes.

Present Condition of Project and 2012 Exploration Program
The property is without known reserves and the 2012 exploration program is exploratory in nature. The Company intends to produce the first resource estimate on the Ixtaca Zone in 2012 based on results of the current exploration program. At present over 30,000 meters of drilling has been planned for the 2012 exploration program which is underway with four drills operating.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s 2012 Ixtaca Zone exploration program. The analyses are presently carried out at ALS Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.

The El Cobre Prospect - Mexico

Location and Access
The property is located in the state of Veracruz roughly 75 kilometers northwest of the City of Veracruz. The property is accessible by road along the Pan American Highway (Federal Highway 180) north from Veracruz. Various roads provide access to the centre of the claim block. Logistically, it is extremely well situated with the Pan-American Highway located 3 kilometers to the east of the property and ready access to power (Laguna Verde Nuclear Power Plant located 15 kilometers north).

The topography on the property is rugged with elevations ranging from 10 m to 400 m.  Trees and scrub growth cover much of the hillsides, however, various trails and dirt roads provide good access to many parts of the property.

A warehouse and core facility has been established in the town of Tinajitas providing a base with good access to all parts of the property.

# Location of El Cobre Project, Veracruz State, Mexico

Mexico
Veracruz State
Location of main map

720,000 mE
740,000 mE
760,000 mE
780,000 mE
800,000 mE
2,200,000 mN
2,180,000 mN
2,160,000 mN
2,140,000 mN
2,120,000 mN
N
El Cobre Project
Tinajitas
Veracruz City
0
20
kilometers

Coordinate System: UTM Zone 14 (NAD 27 for US)

Claims and Title

Almaden Minerals Ltd., through its wholly owned Mexican subsidiary Minera Gavilan S.A. de C.V., owns a 100% interest in the El Cobre project subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for $US1.5 MM. The below table shows the title numbers and expiry dates for the list of current titled claims.

Claim Name	Title Number	File Number	Area in Hectares	Expiry Date
CABALLO BLANCO III	218457	5/1/0667	1145.00	04/11/2052
CABALLO BLANCO V	218955	5/1/0674	450.00	27/01/2053
CABALLO BLANCO VIII	223360	108/72	965.81	02/12/2054
(GPO) REYNA NEGRA FRACCIÓN 2	221152	5/1/716	65.97	02/12/2053
RED. REYNA NEGRA FRACCIÓN 4	224416	05/02/2023	25.15	02/12/2053
C. B. X-b	237405	108/120	2653.56	08/12/2060
C. B. X-a	237440	108/119	1721.00	15/12/2060

Geological Setting of the El Cobre Project
Central Mexico is dominated by an east-west belt of Miocene to sub-recent calc-alkaline andesitic to dacitic volcanic rocks and active volcanoes known as the Trans Mexican Volcanic Belt (TMVB). At the eastern end of the TMVB, where the El Cobre Property is located, Quaternary basalts that are associated with the Eastern Alkalic Province cover Oligocene andesitic to basaltic volcanic rocks of the TMVB. The property itself is largely underlain by a sequence of andesitic to dacitic lithic tuffs, crystal tuffs and volcanic breccias. These volcanic centers are bound by and possibly in fault contact with basalt flows and related clastic rocks. Large arcuate faults are present and are interpreted to represent normal faults associated with caldera development. Fine-grained, magnetic monzonite and diorite intrusions and dykes have been identified in several locations on the property and these are interpreted to be the causative intrusions for the porphyry style mineralization identified on the project.

History of Past Work
To the Company’s knowledge no modern exploration was carried out on the project prior to Almaden’s acquisition of the property in 1994.

In 1994 Almaden Minerals Ltd., through its wholly owned subsidiary Minera Gavilan S.A. de C.V., signed an option agreement whereby Almaden had the option to acquire a 100% interest in the claims.  This option has been exercised.

From 1995 to 1998, Almaden Minerals Ltd completed extensive exploration work mainly concentrated on porphyry Cu-Au and Au-Ag vein targets in the El Cobre area. Surface work included extensive grid based soil sampling and ground induced polarization (IP) and magnetics geophysics. This work also included 17 RC drill holes designed to test soil geochemical and IP geophysical anomalies spatially associated with mineralized float and outcrop. The 17-hole reverse circulation drill program totalled 2,390 meters and was completed in the spring of 1998. Several zones of gold and silver mineralized quartz-barite veins were intersected including the zone in hole CB-4 which cut 40 meters of 1.4g/t gold and 9.0 g/t silver. Shallow drillholes into an intrusive returned 107 meters of 0.25g/t gold and 0.18% copper in one hole and 40 meters averaging 0.39g/t gold and 0.15% copper in another. Drill testing of a third zone with two holes returned 20 meters of 0.45g/t gold and 0.11% copper and 15 meters of 0.23g/t gold and 0.16% copper. Based on this work, it was interpreted that these holes tested the top of a porphyry system.

In 2001, Noranda optioned the Caballo Blanco property from Almaden and drilled 7 very widely spaced diamond drill holes totaling 1,641 meters. No significant copper mineralization was intersected and despite significant alteration and anomalous gold mineralization in several holes, Noranda terminated its option in the fall of 2002.

In 2002 the project was optioned to Comaplex Minerals Corp. under terms whereby Comaplex could earn a 60% interest in the project which Comaplex exercised in 2006. In 2004 Comaplex drilled two diamond drill holes on the El Cobre project for a total of 515.8 meters. This drilling confirmed the presence of significant porphyry style copper–gold mineralization. DDH 04CB1 drilled in an area that had shown significant results in the past returned 290 meters that averaged 0.39 g/t gold and 0.16% copper. The drill hole is associated with a prominent magnetic feature and a large gold soil anomaly. In 2007 Almaden purchased Comaplex Mineral’s 60% interest in the project in its entirety for a cash payment of US$1.25 Million.

In 2007 prospecting conducted by Almaden resulted in the discovery of a new zone of porphyry mineralization named Pedrero in the north part of the project.

Also in 2007 Almaden optioned the project to Canadian Gold Hunter Corp. under terms whereby Canadian Gold Hunter could earn a 70% interest in the project from Almaden. In 2008 Canadian Gold Hunter drilled 10 diamond drill holes on the project for a total of 2,837.14 meters. At Pedrero drilling confirmed the presence of porphyry mineralization. The final 41.15 meters of 08CBCN-019 graded 0.272% copper and 0.415 g/t gold before the hole was lost in a fault. Significant sections with strong quartz stockwork were encountered in hole 09CBCN-042 and the final 137 meters returned 0.105% copper and 0.100 g/t gold.

In 2010 NGEX Resources Inc. (successor to Canadian Gold Hunter Corp.) sold its option to acquire a 70% interest in the project to Goldgroup Mining at which point a 60 (Almaden) / 40 (Goldgroup Mining) joint venture was initiated. In 2011 Almaden acquired a 100% interest in the project as part of the consideration of the sale of Almaden’s interest in the adjacent Caballo Blanco project to Goldgroup Mining. Also in 2011 Almaden contracted a TITAN 24 deep earth imaging induced polarization survey on the project which was completed in January of 2012.

Present Condition of Project and 2012 Exploration Program
The property is without known reserves and the 2012 exploration program is exploratory in nature. From late November 2011 to January 2012 a TITAN 24 deep induced polarization surface geophysical program was conducted. For 2012 Almaden has planned an initial 3,500 diamond drilling program on the project designed to test the porphyry copper-gold targets defined by past work on the property.

The planned 2012 exploration program will be under the direction of Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101. It is anticipated that the analyses will be carried out using industry standard analytical techniques as follows: For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than generally 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than generally 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than generally 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.

NON-PRINCIPAL PROPERTIES INTERESTS

The Company has assembled a portfolio of mineral exploration projects, including the Principal properties Tuligtic and El Cobre, through its ongoing grass roots exploration efforts. While the properties are largely at early stages of exploration they represent opportunities for the discovery of gold, silver and copper deposits. Almaden’s business model is to find and acquire mineral properties and develop them by seeking partnerships with third party exploration and development companies and retaining a carried interest.

The Tuligtic and El Cobre projects are considered principal properties because past drilling has confirmed the presence of significant mineralization that has a reasonable chance of being economic although as yet no resources have been defined on these projects. Non principal projects have not yet had drilling results that indicate the presence of significant mineralization. Nevertheless the non-material projects are deemed worthy of preliminary exploration and drilling. Below is a list of Non-Principal properties and their current status with respect to agreements with others. In 2011 Almaden carried out preliminary work programs on some of these Non-Principal projects including a geophysical survey at the Willow project in Nevada, USA and a geochemical survey on the ATW diamond prospect in Canada. Almaden hopes to advance all these Non-Principal projects with preliminary exploration programs in 2012, whether carried out by the Company or by partners. The Company may form new agreements to explore these projects and, if negative exploration results are received, drop projects on this list.

Name	Location	Interest
ATW	Canada	Joint Venture, 58.8% Interest
Elk	Canada	2% NSR Royalty
Dill	Canada	2% NSR Royalty
Logan	Canada	Joint Venture, 40% Interest
Merit	Canada	Optioned to Suburst Exploration
Munro Lake	Canada	100% owned
Nicoamen River	Canada	100% owned
Ponderosa	Canada	100% owned
Skoonka Creek	Canada	Joint Venture, 34.14% Interest
Yukon/BC Projects (8) Sold to Tarsis Resources	Canada	2% NSR Royalty
Black Jack Springs	USA	100% owned
BP	USA	100% owned
Monte Cristo	USA	100% owned
Newark Valley	USA	100% owned
Paradise Valley	USA	100% owned
Veta	USA	100% owned
Willow	USA	100% owned
Bufa	Mexico	2% NSR Royalty
Caballo Blanco	Mexico	1.5% NSR Royalty
Caldera	Mexico	Optioned to Windstorm Resources
Campanario	Mexico	100% owned
Cerro Colorado	Mexico	100% owned
El Chato	Mexico	100% owned
El Cobre	Mexico	100% owned
El Encuentro	Mexico	100% owned
El Realito	Mexico	100% owned
Erika	Mexico	2% NSR Royalty
Fuego	Mexico	100% owned
Joya	Mexico	100% owned
Lajas	Mexico	100% owned
Matehuapil	Mexico	Optioned to Golden Minerals Company
Mezquites	Mexico	100% owned
Ocotzingo	Mexico	100% owned
Picacho	Mexico	100% owned
San Carlos	Mexico	100% owned
San Pedro	Mexico	100% owned
Tanquecillos	Mexico	100% owned
Terrerillos	Mexico	100% owned
Tropico	Mexico	0.8% NSR Royalty
Tuligtic	Mexico	100% owned
Viky	Mexico	100% owned
Yago	Mexico	100% owned

Item 5.      Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2011, 2010 and 2009 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

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

Fiscal 2011 compared to Fiscal 2010
The Company’s operations during the year ended December 31, 2011 (“Fiscal 2011”) produced net income of $7,294,858 or $0.13 per share compared to a net loss of $3,464,652 or $0.07 per share for the fiscal year ended December 31, 2010 (“Fiscal 2010”).  The income is primarily due to the sale of the Elk and Caballo Blanco properties. In July 2011, the Company completed the sale of the Elk Gold Project to Gold Mountain Mining Corporation (“Gold Mountain”) for 35 million common shares of Gold Mountain and a 2% NSR. The Company then sold 8.25 million of the 35 million shares of Gold Mountain to third parties at $0.355 per share for proceeds of $2,928,750.  An additional 2,000,000 common shares will be held in escrow subject to the following conditions: 1,000,000 common shares upon the establishment of 1,000,000 ounces of measured or indicated reserves of gold on the property; and 1,000,000 common shares upon the establishment of an additional 1,000,000 ounces of measured or indicated reserves of gold on the property.  Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded the contingent share receivable at its fair value of $144,000.  In October 2011, the Company completed the sale of its 30% interest in the Caballo Blanco project to Goldgroup Mining Inc. (“Goldgroup”) for US$2.5 million cash, 7 million common shares of Goldgroup and a 1.5% NSR.  An additional 7 million shares will be issued to the Company under the following conditions: 1 million upon commencement of commercial production, 2 million upon measured and indicated resources including cumulative production reaching 2 million ounces of gold, 2 million shares upon measured, indicated and inferred resources including cumulative production reaching 5 million ounces of gold and 2 million shares upon measured, indicated and inferred resources including cumulative production reaching 10 million ounces of gold.  The Company recorded the contingent share receivable at its fair value of $518,700.Goldgroup also transferred to Almaden its 40% interest in the El Cobre property.  The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

During Fiscal 2011, the income on mineral property options totalled $15,072,485 from the sales discussed above.  During Fiscal 2010, the income on mineral property options consisted of the receipt of 6,000,000 shares of Lincoln Mining Corporation with a fair market value on receipt of $1,770,000 pursuant to the sale of the Company’s Bufa prospect and the receipt of 2,560,000 shares of Skeena Resources Ltd. with a fair market value on receipt of $153,600 pursuant to the sale of the Company’s 40% interest in the Tropico prospect.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property.

During Fiscal 2011, the Company determined it no longer had significant influence over Tarsis.  As a result, the Company classified its interest in Tarsis to marketable securities from investment in associate and recognized a gain on reclassification in the amount of $1,077,223 which is included in gain (loss) on investment in associate.  Prior to this determination and reclassification the Company recognized a loss on dilution of $122,843 as a result of a private placement in Tarsis and recorded its equity share of Tarsis’ loss during Fiscal 2011of $25,193 which is also included in gain (loss) on investment in associate.  During Fiscal 2010, the Company recognized a loss of $151,926 in its equity investment in Tarsis. During Fiscal 2010, the Company recognized a loss of $168,449 on the deemed partial dilution of the Company’s investment in Tarsis from 27.6% to 16.7%.

Because the Company is an exploration company, it has no revenue from mining operations.  During Fiscal 2011 and 2010, revenue consisted primarily of interest income and other income from office rental and contract exploration services provided to third parties.

General and administrative expenses were $2,096,097 in Fiscal 2011, an increase from $1,493,611 in Fiscal 2010.  The most significant increase is in salaries and benefits with the hiring of a full-time CFO.  The Company participated in a number of investor conferences such as the New Orleans Investment Conference, the Agora Financial Symposium in Vancouver, the Precious Metals Summit 2011 in Colorado, the Prospectors and Developers Association Conference in Toronto and the World Resource Investment Conference in Vancouver.  The Chairman and CEO made presentations to potential investors in New York, Los Angeles and Minneapolis.  The Chairman also made presentations to potential investors in London and Paris. The Company also retained Casey Research for a sponsored profile on the Kitco Casey website and Michael S. Fulp for website sponsorship for part of the year.  Director’s fees totalling $33,000 were paid during both years ended December 31, 2011 and 2010.

General exploration expenses were $961,992 in the year ended December 31, 2011, compared to $646,358 in Fiscal 2010.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in Fiscal 2011 include income on mineral property options and share-based payments. Share-based payments are recognized for stock options granted.  This expense is directly related to, and fluctuates based on, the number of options granted during any period.  Significant non-cash items in Fiscal 2010 include income on mineral property options, share-based payments and impairment of interests in mineral properties Impairments of interests in mineral properties fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.

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

During Fiscal 2010, the income on mineral property options consisted of the receipt of 6,000,000 shares of Lincoln Mining Corporation with a fair market value on receipt of $1,770,000 pursuant to the sale of the Company’s Bufa prospect and the receipt of 2,560,000 shares of Skeena Resources Ltd. with a fair market value on receipt of $153,600 pursuant to the sale of the Company’s 40% interest in the Tropico prospect.  During Fiscal 2009, the income on mineral property options consisted of the receipt of 100,000 shares of Skeena Resources Ltd. pursuant to a 2008 option agreement with a fair market value of $4,000 and the receipt of 200,000 shares of Lincoln Gold Corporation pursuant to a 2007 option agreement with a fair market value of $6,900 and the receipt of British Columbia mining exploration tax credit of $97,348 including interest.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property.  During Fiscal 2010, the Company recognized a loss of $151,926 in its equity investment in Tarsis compared to a loss of $90,908 in Fiscal 2009.  During Fiscal 2010, the Company recognized a loss of $168,449 on the deemed partial dilution of the Company’s investment in Tarsis from 27.6% to 16.7%.  In Fiscal 2009, the Company recognized a loss of $196,476 on the deemed partial dilution of the Company’s investment from 33.2% to 27.6%.  During Fiscal 2009 the Company recognized a permanent impairment in the amount of $80,600.   In Fiscal 2010, the loss on the sale of the sale of securities was higher when compared to Fiscal 2009. The Company disposes of its equity securities when, in the view of management, favorable market conditions exist for any of its holdings.  During Fiscal 2010, the Company also recognized an income tax recovery of $305,766 from premiums on flow-through share issuances.   Also, the fluctuation in the exchange rate for the U.S. and Canadian dollars resulted in a smaller loss on foreign exchange in Fiscal 2010 when compared to Fiscal 2009.

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

General and administrative expenses were $1,493,611 in Fiscal 2010, an increase from $1,291,253 in Fiscal 2009.  This increase is primarily due to increases in stock exchange fees and travel and promotion.  Stock exchange fees increased due to the increase in the Company’s share price. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Atlanta Investment Conference, the Khandaker Mining World Institutional Conference in New York, the Casey Research Crisis & Opportunity Summit in Las Vegas, the Agora Financial Symposium and the New Orleans Investment Conference. The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website and also retained Michael S. Fulp for website sponsorship.

General exploration expenses were $646,358 in Fiscal 2010, comparable to $665,055 in Fiscal 2009.

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

Liquidity and Capital Resources

Fiscal 2011

At the end of Fiscal 2011, the Company had working capital of $30,513,403 including cash and cash equivalents of $21,184,159 compared to working capital of $29,187,035 including cash and cash equivalents of $16,087,832 and a short term investment of $2,000,000 at the end of Fiscal 2010. In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2011 was $2,547,173 or $2,272,405 above book value as presented in the financial statements.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for the foreseeable future.  The Company has no long-term debt.

Cash used in operations in Fiscal 2011 was $3,568,646 (2010 - $1,539,439) after adjusting for non-cash activities.  Significant changes in non-cash items in the current period include income on mineral property options and share-based payments.  Significant changes in non-cash items in the comparable period include income on mineral property options, share-based payments and write-down of mineral properties which fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.

Cash from investing activities in Fiscal 2011 was $1,402,531 (2010 – cash used of $6,993,557).  Significant items in the current period include expenditures on mineral property interests of $6,197,667 (2010 - $5,478,095), proceeds from mineral properties of $5,871,380 (2010 - $15,000) and the maturing of a short-term investment of $2,000,000 (2010 – purchase of short-term investment of $2,000,000).  Significant investments made in mineral property interests include drilling on the Tuligtic property in Mexico ($4,630,341), geophysical surveys undertaken on the El Cobre property in Mexico ($609,059), exploration on the ATW project in the Northwest Territories ($326,446) and the Willow project in Nevada (260,575).  Significant investments made in mineral property interests in the comparable period include camp construction and a drill program on the Elk gold property in BC ($2,514,617) and the staking of additional claims and drilling on the Tuligtic property in Mexico ($1,579,083).

During Fiscal 2011, the Company received a total of $7,262,442 net of share issue costs on closing a private placement financing of 100,000 common flow-through shares at a price of $4.00 per share, on the exercise of 2,030,000 stock options and on the exercise of 1,481,499 warrants.  During Fiscal 2010, the Company received $11,172,391 net of share issue costs on closing several private placement financings and the exercise of options and warrants and the income tax recovery discussed above.  One private placement consisted of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share, one consisted of 1,003,821 common flow-through shares at a price of $1.20 per share with 49,997 broker’s warrants entitling the brokers to purchase 49,997 common non-flow-through shares until June 29, 2011 issued to brokers in consideration of their services, and one consisted of 350,000 units at a price of $1.00 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.  4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to finders in respect of this placement.  And one consisted of 81,200 common flow-through shares at a price of $3.50 per share. 895,000 stock options and 740,658 warrants were also exercised during the year.

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

Cash flows from financing activities during Fiscal 2010 were $11,172,391 compared to $2,700,202 during Fiscal 2009.  The source of cash during Fiscal 2010 is from closing several private placement financings and the exercise of options and warrants. The Company also recognized an income tax recovery on premiums on flow-through shares issuances.  One private placement consisted of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share, one consisted of 1,003,821 common flow-through shares at a price of $1.20 per share with 49,997 broker’s warrants entitling the brokers to purchase 49,997 common non-flow-through shares until June 29, 2011 issued to brokers in consideration of their services, and one consisted of 350,000 units at a price of $1.00 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.  4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to finders in respect of this placement.  And one consisted of 81,200 common flow-through shares at a price of $3.50 per share. 895,000 stock options and 740,658 warrants were also exercised during the year.  Cash flows from financing activities during Fiscal 2009 were $2,700,202.  The source of cash during Fiscal 2009 is from the issuance of shares pursuant to two private placement financings.  One consisted of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.  The second consisted of 3,060,000 units at a price of $0.85 per share.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  236,000 finder’s warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement. 154,000 stock options were also exercised during Fiscal 2009. Please see the consolidated statements of changes in equity and Note 9 to the consolidated financial statements for the year ended December 31, 2010 for further details.

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

Trend information
Many trend features discussed in Fiscal 2010 continue.  After a long period of low prices, metals rose to record levels and after several corrections, are again near their highs.  This appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits. These factors require frequent review of plans and budgets against a backdrop of fewer good exploration and development new projects along with the long term shortage of skilled exploration personnel.

Previous merger and acquisition activity in large organizations has slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

Many junior exploration companies are having difficulty raising capital and those that do often do so at low prices resulting in significant dilution to shareholders.  Companies at the feasibility study stage or raising capital for production startup are finding that costs are increasing.

The price of both exploration and production companies focused on precious metals have underperformed when compared to the price of gold.  This has been attributed to various reasons such as the rise of funds that invest in precious metals which are capturing much of the investment interest in gold and silver.  This is no certainty that this will ever change.  Many in the investment and economic communities dispute the likelihood of inflationary or deflationary conditions and the effect of either on precious metal prices.  Any rise in interest rates might lower investment demand for gold and silver

The uncertain times have led to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization, of trade and markets has been more important to the mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, good exploration projects based on sound geological work continues.

The world may be slow to recover from current economic conditions and a further deterioration of these conditions remains a serious threat.  If such deterioration occurs, lower economic activity would probably also lower the demand for base metals but it is believed that precious metals will continue to be in demand as a store of value.

Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. During Fiscal 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer (now the Chairman and Chief Executive Officer, respectively) for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months. Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months. Effective January 1, 2011, remuneration increased to $206,250 annually. During Fiscal 2007, the Company also entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Effective May 30, 2011, the Financial, Administrative and Executive Service Agreement was terminated once Mark T. Brown became a Director of the Company. Table No. 4 lists the total contractual obligations as at December 31, 2011 for each period.

Table No. 4
Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$296,700	$67,000	$223,000	$6,700	—
Executive contracts	$450,000	$225,000	$225,000	—	—

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

Forward-Looking Statements Safe Harbor
Certain statements contained in this annual report on Form 20-F regarding contractual obligations, future operating results or performance or business plans or prospects and any other statements not constituting historical fact are “forward-looking statements” subject to the safe harbor created by Section 27A of the Securities Act 1933 and Section 21E of the Securities Exchange Act 1934 and Canadian Securities Law. Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “planned,” “estimated,” “potential,” “goal,” “outlook,” and similar expressions, as they relate to the Company, its management, or the Company’s property interests, have been used to identify such forward-looking statements. All forward-looking statements reflect only current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to the Company. Accordingly, the statements are subject to significant risks, uncertainties and contingencies which could cause the Company’s actual business plans or prospects to differ materially from those expressed in, or implied by, these statements. Such risks, uncertainties and contingencies include, but are not limited to, general economic conditions. Additional factors that could cause the companies’ results to differ materially from those described in the forward-looking statements are described in detail in this annual report on Form 20-F under the heading Item 3: Key Information - Risk Factors. Unless required by law the Company does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Significant Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Ixtaca Precious Metals Inc.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 38.8% interest in Gold Mountain Mining Corporation is accounted for using the equity method. The Company accounts for its interest in jointly controlled assets by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

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

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, including contingent shares receivable or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net income (loss).

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.  The Company classifies its cash and cash equivalents and accounts receivable as “loans and receivables”.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in net income (loss).

Available-for-sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in net income (loss).

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

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net income (loss).

Other financial liabilities: This category includes promissory notes, amounts due to related parties and trade and other payables, all of which are recognized at amortized cost.

(d)	Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)	Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Computer hardware and software	30%
Field equipment	20%
Furniture and fixtures	20%
Geological data library	20%
Mill equipment	30%
Drill equipment	20%
Leasehold improvements	20	% straight-line

(g)	Revenue recognition

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

Other income
Revenue from other income is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(h)	Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

a)     the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

b)     substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted or planned.

c)     exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

d)     sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.  General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

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

(i)	Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

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

(j)	Income taxes

Deferred tax is recorded using the liability method, recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.  Deferred tax assets and liabilities are not recognized if temporary differences arise from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where the “Group” is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and assets reflect the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax liabilities and assets on a net basis.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Any premium paid for flow-through shares in excess of market value of those shares without the flow-through feature is recorded as other liabilities at the time of issue and recognized as a component of tax recovery at the time the qualifying expenditures are made.

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

The fair value of the options is measured at the date the options are granted, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options.  The fair value is recognized as an expense with a corresponding increase in equity settled employee compensation reserve.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

(l)	Reclamation and closure cost obligations

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

The Company has $104,000 of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $25,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)	Income (loss) per share

The Company presents the basic and diluted income (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

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

(o)	Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2012. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.  At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

(i) In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  In addition, amendments to IFRS 7 Financial Instruments: Disclosures are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around transfers of financial assets and associated risks. The Company does not anticipate that these amendments will have a significant impact on its condensed consolidated financial statements.

(ii) The following Standards are effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of these standards.

IFRS 10 Consolidated Financial Statements will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs.

IAS 27 Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments.

IAS 28 Investments in Associates and Joint Ventures has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee.

(iii) The following Standard is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

IFRS 9 Financial Instruments (‘‘IFRS 9’’) was issued to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued in October 2010, incorporating new requirements on accounting for financial liabilities.

Significant accounting judgments and estimates

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation (“Gold Mountain”) (See Note 7(ii) to the consolidated financial statements) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o	In addition the Company determined in 2011 that it no longer has significant influence over its investment in Tarsis Resources Ltd. (See Note 7(i) to the consolidated financial statements).
o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;

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
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2011;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated statement of financial position;
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
o
the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a) of the consolidated financial statements; and

o
the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(d) of the consolidated financial statements.

Item 6.     Directors, Senior Management and Employees

Table No. 5 lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor and senior management of the Company are duly elected, unless the office is vacated in accordance with the Articles of the Company.  All directors are residents and citizens of Canada.

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin	71	February 1, 2002(4)
James E. McInnes(1)	74	February 1, 2002(4)
John D. McCleary(2)(3)	71	February 1, 2002(4)
Joseph Montgomery(1)(2)(3)	84	February 1, 2002(4)
Morgan Poliquin	40	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	66	February 1, 2002(4)
Barry W. Smee	66	July 6, 2006
Mark T. Brown	43	May 30, 2011
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

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	71	February 1, 2002	(4)
Morgan Poliquin	President and Chief Executive Officer	40	March 1, 2007
Korm Trieu	Chief Financial Officer	46	May 30, 2011
Dione Bitzer	Controller	51	February 1, 2002	(4)
	and Secretary		June 9, 2008
(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996. Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 50 years experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career.  He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company.  He also serves as a director of Gold Mountain Mining Corporation.

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

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 40 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph.D. from Dartmouth College. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as a director and President of Windstorm Resources Inc., a gold and copper exploration company listed on the TSX-V, President of Iron South Mining Inc. and a director of the following companies:

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

Mark T. Brown is a Chartered Accountant and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company.  He also serves as a director and CFO of the following companies:

a.	Big Sky Petroleum Corporation, an oil and gas exploration company listed on the TSX-V.
b.	Pitchstone Exploration Ltd., a uranium exploration company listed on the TSX-V.

Mr. Brown also serves as a director of the following companies:

a.	Avrupa Minerals Ltd., a base metals exploration company listed on the TSX-V.
b.	Estrella Gold Corporation, a gold exploration company listed on the TSX-V.

Mr. Brown also serves as CFO of the following companies:

a.	Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.

Korm Trieu is a Chartered Accountant and holds a Bachelor of Science degree from the University of British Columbia and has spent over 15 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors.  From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company.  Mr. Trieu spends all of his business time on the affairs of the Company.

Dione Bitzer is a Certified Management Accountant with over 20 years accounting experience with junior exploration companies. She has held executive positions with several junior resource companies.  Miss Bitzer spends all of her business time on the affairs of the Company.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

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

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2011 was $872,372.

Table No. 7
Summary Compensation Table

Annual Compensation					Long-Term Compensation
Name and Principle Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Awards Restricted Stock Awards	Options/ SARS Granted (#)	LTIP Payouts	All Other Compensation
Duane Poliquin	2011	Nil	Nil	Nil	Nil	560,000	Nil	$298,525	(1)
Chairman of the Board &	2010	Nil	Nil	Nil	Nil	Nil	Nil	$208,100	(1)
Director	2009	Nil	Nil	Nil	Nil	100,000	Nil	$189,200	(1)
James E. McInnes	2011	Nil	Nil	Nil	Nil		Nil	$5,000	(2)
Director	2010	Nil	Nil	Nil	Nil	100,000	Nil	$5,000	(2)
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$5,000	(2)
Jack McCleary	2011	Nil	Nil	Nil	Nil		Nil	$5,000	(2)
Director	2010	Nil	Nil	Nil	Nil	150,000	Nil	$5,000	(2)
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$5,000	(2)
Joseph Montgomery	2011	Nil	Nil	Nil	Nil	225,000	Nil	$5,000	(2)
Director	2010	Nil	Nil	Nil	Nil	100,000	Nil	$5,000	(2)
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$5,000	(2)
Morgan Poliquin	2011	$206,250	$94,800	Nil	Nil	650,000	Nil	Nil
President, Director &	2010	$165,000	Nil	Nil	Nil	550,000	Nil	Nil
Chief Executive Officer	2009	$165,000	$8,000	Nil	Nil	150,000	Nil	Nil
Gerald G. Carlson	2011	Nil	Nil	Nil	Nil	50,000	Nil	$5,000	(2)
Director	2010	Nil	Nil	Nil	Nil	75,000	Nil	$5,000	(2)
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$5,000	(2)
Barry W. Smee	2011	Nil	Nil	Nil	Nil	125,000	Nil	$10,000	(2)(3)
Director	2010	Nil	Nil	Nil	Nil	100,000	Nil	$5,000	(2)
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$8,780	(2)(3)
Mark T. Brown	2011	Nil	Nil	Nil	Nil	25,000	Nil	$26,325	(6)
Director, former Chief Financial	2010	Nil	Nil	Nil	Nil	75,000	Nil	$60,000	(6)
Officer	2009	Nil	Nil	Nil	Nil	Nil	Nil	$60,000	(6)
Donald M. Lorimer	2011	Nil	Nil	Nil	Nil	Nil	Nil	$8,000	(2)(5)
Former Director	2010	Nil	Nil	Nil	Nil	100,000	Nil	$8,000	(2)(5)
	2009	Nil	Nil	Nil	Nil	50,000	Nil	$8,000	(2)(5)
Marc Blythe	2011	Nil	Nil	Nil	Nil	Nil	Nil	$24,938	(5)
Former Vice-President-Mining	2010	Nil	Nil	Nil	Nil	75,000	Nil	$55,875	(5)
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$52,875	(5)
Korm Trieu	2011	$88,084	$15,000	Nil	Nil	150,000	Nil	Nil
Chief Financial Officer	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dione Bitzer	2011	$73,950	$6,500	Nil	Nil	125,000	Nil	Nil
Controller & Secretary	2010	$72,555	$6,000	Nil	Nil	35,000	Nil	Nil
	2009	$70,920	$4,000	Nil	Nil	Nil	Nil	Nil
(1)	For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.
(2)	Director’s fees.
(3)	For consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.
(4)	Audit Chairman fee.
(5)	For technical services provided to the Company.
(6)	For financial and administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.

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
(c)	any other willful violation by the Executive of the provisions of this Agreement; or
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

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2011 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 27, 2012 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,	220,000	$1.14	01/04/2015
Chairman of the Board & Director	240,000	1.00	06/21/2015
	100,000	2.22	08/27/2015
	500,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

James E. McInnes,	50,000	0.68	12/29/2013
Director	50,000	1.14	01/04/2015
	50,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

Jack McCleary	100,000	0.92	07/16/2015
Director	50,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

Morgan Poliquin	500,000	2.32	09/10/2012
President, Director &	150,000	0.81	11/25/2014
Chief Executive Officer	350,000	1.14	01/04/2015
	100,000	0.92	07/16/2015
	100,000	2.67	09/20/2015
	650,000	3.29	06/08/2016

Gerald G. Carlson	50,000	0.68	12/29/2013
Director	50,000	1.14	01/04/2015
	25,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016

Joseph Montgomery	225,000	3.29	06/08/2016
Director

Barry Smee	100,000	2.22	08/27/2015
Director	125,000	3.29	06/08/2016

Mark T. Brown	100,000	2.68	11/15/2012
Director	25,000	0.68	12/29/2013
	75,000	1.14	01/04/2015
	25,000	3.29	06/08/2016

Korm Trieu	150,000	3.29	06/08/2016
Chief Financial Officer

Dione Bitzer	100,000	3.29	06/08/2016
Controller & Secretary

Total Directors/Officers (10 persons)	4,635,000
Total Employees/Consultants (8 persons)	795,000
Total Directors/Officers/Employees/Consultants	5,430,000

No funds were set aside or accrued by the Company during Fiscal 2011 to provide pension, retirement or similar benefits for directors or executive officers.

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

Authorities, Duties and Responsibilities:

(a)	General Functions:

1.	Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.
2.	Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.
3.	Keeps the Board fully informed on the Company’s operational and financial affairs.
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

1.
Develops and recommends to the Board strategic plans to ensure the Company’s profitable growth and overall success.  This includes updating and making changes as required and involving the Board in the early stages of developing strategy.

2.
Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

3.	Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)	Exploration and Development

Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company’s exploration and development opportunities.  The CEO accordingly shall have the primary responsibility:
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

In the Fiscal year ended December 31, 2011 there were ten meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	9
James E. McInnes	9
Jack McCleary	9
Joseph Montgomery	9
Morgan Poliquin	9
Gerald G. Carlson	5
Barry W. Smee	8
Mark T. Brown	6

The CEO is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2011, six meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE Amex Company Guide Rules.  The proposed Board is composed of eight members.  The Board believes that 6 directors would be considered independent-John McCleary, Joseph Montgomery, Gerald Carlson, Barry Smee, James E. McInnes and Mark T. Brown. The basis for determination of independence is under Canadian securities instrument NI 52-110 and American Stock Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Audit Committee
The members of the Audit Committee are Messrs. James E. McInnes, Joseph Montgomery and Gerald Carlson. The Audit Committee has met four (4) times during Fiscal 2011.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Nominating and Corporate Governance Committee has met nil (0) times during Fiscal 2011. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee has met seven (7) times during Fiscal 2011 with John McCleary, Joseph Montgomery and Gerald Carlson attending. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Employees
As of December 31, 2011, the Company operated with seven persons in Canada, of which four are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the United States or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership
Table No. 10 lists, as of March 27, 2012, directors and executive officers who beneficially own the Company’s voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of Class	Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership		Percent of Class*
Common	Duane Poliquin	3,184,937	(1)	5.29%
Common	James E. McInnes	864,580	(2)	1.46%
Common	Jack McCleary	656,550	(3)	1.11%
Common	Morgan Poliquin	2,758,197	(4)	4.52%
Common	Gerald G. Carlson	258,000	(5)	0.43%
Common	Joseph Montgomery	225,000	(6)	0.30%
Common	Barry Smee	275,000	(7)	0.46%
Common	Mark T. Brown	235,300	(8)	0.40%
Common	Korm Trieu	153,000	(9)	0.26%
Common	Dione Bitzer	152,300	(10)	0.26%
Common	Total Directors/Officers	8,762,864		14.49%
(1)	Of these shares 1,110,000 represent currently exercisable stock options and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.
(2)	Of these shares 250,000 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.
(3)	Of these shares 250,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 1,850,000 represent currently exercisable stock options.
(5)	Of these shares 225,000 represent currently exercisable stock options.
(6)	Of these shares 225,000 represent currently exercisable stock options.
(7)	Of these shares 225,000 represent currently exercisable stock options.
(8)	Of these shares 225,000 represent currently exercisable stock options.
(9)	Of these shares 150,000 represent currently exercisable stock options.
(10)	Of these shares 125,000 represent currently exercisable stock options.

*Based on 59,122,321 shares outstanding as of March 27, 2012 and stock options held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian corporation, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  Table No. 11 lists, as of March 27, 2012, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of Class	Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership		Percent of Class*
Common	Duane Poliquin	3,184,937	(1)	5.29%

Common	RBC Global Asset Management Inc.	2,955,500		5.00%

(1)	Of these shares 1,110,000 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

*Based on 59,122,321 shares outstanding as of March 27, 2012 and stock options held by each beneficial owner.

Related party transactions

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

The costs of such services for Fiscal 2011 ended December 31, 2011 were $329,850, Fiscal 2010 ended December 31, 2010 were $268,100 and Fiscal 2009 ended December 31, 2009 were $252,980.

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm’s-length to such agreements. However, any agreement or any to be negotiated between the Company and such other companies has been or will be approved by directors of the Company, in accordance with the common law and the provisions of the B.C. Business Corporations Act (British Columbia).

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President-Mining.  The aggregate compensation paid or payable to key management for services is as follows:

	February 29, 2012		December 31, 2011		December 31, 2010		December 31, 2009
Salaries and short-term employee benefits	$102,500	(i)	$722,157	(ii)	$470,875	(iv)	$450,875	(vi)
Share based compensation	—		3,883,250	(iii)	1,862,500	(v)	67,500	(vii)
Directors’ fees	39,000		33,000		33,000		33,000
	$141,500		$4,638,407		$2,366,375		$551,375

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company was paid $37,500 for geological services provided to the Company.  An additional $3,000 was paid to Hawk Mountain for marketing and administrative services including website management and updates, market materials coordination, and general administration.

(ii)	Hawk Mountain was paid $268,050 for geological services provided to the Company. An additional $30,475 was paid to Hawk Mountain for marketing and administrative services.

(iii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 1,825,000 option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes model at the June 8, 2011 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes model at the August 15, 2011 grant date.  All options vested upon grant.

(iv)
Hawk Mountain was paid $148,750 for geological services and an additional $59,350 for marketing and administrative services.  The spouse and daughter of the Chairman were also directly paid $10,000 each for marketing and administrative services.

(v)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards is based on the fair value of the awards ($0.94) calculated using the Black-Scholes model at the April 7, 2010 grant date.  The value of 240,000 option-based awards is based on the fair value of the awards ($1.00) calculated using the Black-Scholes model at the June 21, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($0.92) calculated using the Black-Scholes model at the July 16, 2010 grant date.  The value of 50,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 22, 2010 grant date. The value of 200,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 27, 2010 grant date.  The value of 100,000 option-based awards is based on the fair value of the awards ($2.67) calculated using the Black-Scholes model at the September 20, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.73) calculated using the Black-Scholes model at the November 22, 2010 grant date.  All options vested upon grant.

(vi)
Hawk Mountain was paid $165,000 for geological services and an additional $16,200 for marketing and administrative services.  The spouse and daughter of the Chairman were also directly paid $4,000 each for marketing and administrative services.

(vii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 150,000 option-based awards is based on the fair value of the awards ($0.45) calculated using the Black-Scholes model at the November 25, 2009 grant date.  All options vested upon grant.

(b)	Other related party transactions

i)    Gold Mountain Mining Corporation (“Gold Mountain”)
Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares. During Fiscal 2011, the Company charged Gold Mountain $271,602 (2010 - $Nil; 2009 - $Nil) for exploration expenditures relating to the Elk project and surveys undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2011, Gold Mountain owed the Company $271,602 (2010 - $Nil; 2009 - $Nil).

ii)  Windstorm Resources Ltd. (“Windstorm”)
Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm. In Fiscal 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

iii) ATW Resources Ltd. (“ATW”)
Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

iv)  Other
(a)	During Fiscal 2011, the Company paid a company controlled by a Director of the Company $5,000 (2010 - $Ni; 2009 - $3,780l) for consulting services provided to the Company.
(b)	During Fiscal 2011, the Company paid a company controlled by the former CFO and current Director of the Company, $1,325 (2010 - $Nil; 2009 - $Nil) for accounting services provided to the Company.

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

In Fiscal 2001. the Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”). The assessment related to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871 which was refunded with interest early in Fiscal 2010 upon management successfully defending its position.

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

Significant Changes
There have been no significant changes of financial condition since the most recent audited financial statements included within this Annual Report on Form 20-F.

Item 9.     Offer and Listing of Securities

The Company’s common shares trade on The Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada having the symbol “AMM” and on the NYSE Amex (formerly the American Stock Exchange) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

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

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
(expressed in US$)

Year Ended	High	Low
12/31/2011	$5.35	$2.00
12/31/2010	5.03	0.86
12/31/2009	1.34	0.55
12/31/2008	2.91	0.39
12/31/2007	3.28	2.00

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)
Year Ended	High	Low
12/31/2011	$5.17	$2.08
12/31/2010	5.15	0.88
12/31/2009	1.37	0.64
12/31/2008	2.90	0.44
12/31/2007	3.10	2.17

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
(expressed in US$)

Quarter Ended	High	Low
12/31/2011	$3.04	2.00
09/30/2011	4.27	2.56
06/30/2011	5.35	3.31
03/30/2011	5.24	3.33
12/31/2010	5.03	2.55
09/30/2010	2.87	0.86
06/30/2010	1.29	0.90
03/30/2010	1.29	0.87

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2011	$3.08	2.08
09/30/2011	3.73	2.23
06/30/2011	5.07	2.82
03/31/2011	5.17	3.25
12/31/2010	5.15	2.60
09/30/2010	2.92	0.88
06/30/2010	1.32	0.93
03/31/2010	1.34	0.91

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE Amex for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE Amex
 (expressed in US$)

Month Ended	High	Low
02/28/2012	$2.70	$2.41
01/31/2012	2.90	2.33
12/31/2011	2.76	2.00
11/30/2011	3.04	2.40
10/31/2011	2.95	2.11
09/30/2011	3.67	2.55

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
02/28/2012	$2.66	$2.42
01/31/2012	2.97	2.37
12/31/2011	2.80	2.08
11/30/2011	3.08	2.52
10/31/2011	2.95	2.23
09/30/2011	3.73	2.67

The closing price of the Company’s common stock was $3.25 (US$) on the NYSE Amex and $3.22 (C$) on TSX on February 28, 2012.

In recent years, securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Exploration for gold and other minerals is considered high risk and highly speculative in the resource industry and the trading market for precious and base metal exploration companies is characteristically volatile, with wide fluctuations of price and volume only in part related to progress of exploration.  There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

The Company’s common stock is issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 29, 2012, the shareholders’ list for the Company’s common shares showed 100 registered shareholders and 59,122,331 shares outstanding. 81 of these registered shareholders are U.S. residents, owning 15,209,425 shares representing 26% of the issued and outstanding shares of common stock.  16 of these registered shareholders are Canadian residents, owning 43,906,006 shares representing 74% of the issued and outstanding shares of common stock.  3 of these registered shareholders are of other countries, owning 6,900 shares representing 0% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 27, 2012:

Table No. 18
Shares Issued to March 21, 2012

Number
Balance, December 31, 2011	59,122,321
Shares issued	—

Balance, March 27, 2012	59,122,321

Item 10.      Additional Information

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

1.    Purchase Offer dated April 22, 2010 between the Company, Skeena Resources Limited (“Skeena”), Virginia Energy Resources Inc. (“Virginia Energy”) and Minera Cascable SA de CV (“Cascable”) whereby Skeena purchased the Company’s, Virginia Energy’s and Cascable’s 100% interest in the Tropico prospect for a total of 8,000,000 shares of Skeena and 4,000 share purchase warrants.  The full text of the Purchase Offer is filed with the Commission as Exhibit 4.1 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

2.    Option Agreement dated May 21, 2010 between the Company and Sunburst Explorations Inc. (“Sunburst”) whereby Sunburst has the right to earn a 60% interest in the Merit prospect by spending $3,000,000 and issuing 700,000 shares of Sunburst to the Company on or before fifteen (15) days from the date upon which the common shares of Sunburst are listed for trading on the TSX Venture Exchange.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on June 10, 2010.

3.    Option Agreement dated September 3, 2010 between the Company and Windstorm Resources Ltd. (“Windstorm”) whereby Windstorm has the right to earn a 60% interest in the Caldera prospect by spending US$5,000,000 and issuing 1,000,000 shares of Windstorm to the Company by September 16, 2016.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 8, 2010.

4.    Assets Purchase Agreement dated February 11, 2011 between the Company and Beanstalk Capital Inc. (“Beanstalk”) whereby Beanstalk has agreed to purchase 100% of all assets belonging to or usually and ordinarily used in connection with the Elk Gold Project for thirty-seven (37) million shares of Beanstalk. The full text of the Assets Purchase Agreement was furnished to the Commission under cover of Form 6-K on March 11, 2011.

5.    Shareholder Rights Plan Agreement (the “Plan”) dated April 13, 2011 between the Company and Computershare Investor Services Inc. as Rights Agent whereby the Plan will provide the Board of Directors (the “Board”)  of the Company and the shareholders more time to fully consider any unsolicited takeover bids for the Company without any undue pressure, it will allow the Board to pursue other alternatives to maximize shareholder value, and it will allow additional time for competing bids to emerge.  The full text of the Plan was furnished to the Commission under cover of Form 6-K on April 15, 2011.

6.    Amendment to Option Agreement dated May 20, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to July 31, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on May 31, 2011.

7.    Option Agreement dated June 17, 2011 between the Company and G4G Resources Ltd. (“G4G”) whereby G4G has the right to earn a 60% interest in the Yago prospect by paying $50,000 to the Company, spending US$6,000,000 and issuing 3,000,000 shares of G4G to the Company within five years.  The full text of the Option Agreement is filed with the Commission as Exhibit 4.2 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

8.    Amendment No. 2 to Option Agreement dated July 12, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to September 30, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 22, 2011.

9.    Amendment No. 3 to Option Agreement dated September 19, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to December 31, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 22, 2011.

10.  Transfer Agreement dated September 23, 2011 between the Company, Candymin S.A. de C.V. (“Candymin”) and Goldgroup Mining Inc. (“Goldgroup”) whereby the Company has agreed to transfer all its interest in the Caballo Blanco Property to Goldgroup and Candymin has agreed to transfer, release and quit claim the El Cobre Interest. The full text of the Transfer Agreement is filed with the Commission as Exhibit 4.3 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

11.  Retained Interest Agreement dated September 23, 2011 between the Company, 0919921 B.C. Ltd. (“0919921”) and Goldgroup Mining Inc. (“Goldgroup”) whereby Almaden is causing its subsidiary to enter into a transfer agreement where under all property rights are transferred to Goldgroup’s subsidiary. The full text of the Retained Interest Agreement is filed with the Commission as Exhibit 4.4 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

12.  Amending Agreement dated September 26, 2011 between the Company, 0919921 B.C. Ltd. and Goldgroup Mining Inc. whereby the definition of Closing Date in the Retained Interest Agreement is replaced.  The full text of the Amending Agreement is filed with the Commission as Exhibit 4.5 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

13.  Option Agreement dated January 23, 2012 between the Company and Fjordland Exploration Inc. (“Fjordland”) whereby Fjordland has the right to earn a 100% interest in the Dill prospect by paying $50,000 to the Company and issuing 2,000,000 shares of Fdjordland upon completion of a NI 43-101 Resource Estimate by Fjordland.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on February 14, 2012.

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

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1.  If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account Provincial income tax consequences.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of common stock of the Corporation will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Holder or prospective holder and not opinion or representation with respect to the U.S. Federal income tax consequences to any such Holder or prospective holder is made.  The following summary was not written and is not intended to be used, and cannot be used, by any person for the avoidance of any penalties with respect to taxes that may be imposed on such person.  Holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

Passive Foreign Investment Company
As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under one of three alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

Under one method, a U.S. shareholder who elects in a timely manner to treat the PFIC as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be required to currently include in his income for any taxable year in which the corporation qualifies as a PFIC his pro-rata share of the corporation’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation’s annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions” by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as “personal interest” which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a Pedigreed QEF election.

If a U.S. shareholder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the corporation is a PFIC and the U.S. shareholder holds shares of the corporation) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making or not making a QEF Election.

Controlled Foreign Corporation
If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by U.S. Holders, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would effect many complex results, one of which requires such 10% U.S. Holders to include in their income their pro rata shares of the Subpart F income of the CFC and the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the United States Shareholder and while the Company was a CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to certain 10% U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.  A 10% change in the United States dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $220,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $1,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

i.	Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2011.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

ii.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

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

The Company’s management’s assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011 and as stated in the Report of Independent Registered Chartered Accountants, as included herein, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

iii.	Attestation Report of Independent Registered Public Accounting Firm

The Independent Registered Chartered Accountants, Deloitte & Touche LLP, who audited the Company’s annual financial statements for the year ended December 31, 2011, have issued an attestation report on the Company’s Internal Control Over Financial Reporting as included in the financial statements included with this Annual Report on Form 20-F.

iv.	Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during Fiscal 2011 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company’s Board of Directors has determined that Mr. James E. McInnes is the Company’s audit committee financial expert. Mr. McInnes served as President of Horseshoe Gold Mining Inc. (now Cosigo Resources Ltd.) from 1991 to 2011, and has served as a director with other publicly traded companies. Mr. McInnes is independent as defined by Section 803(B) of the NYSE Amex Listing Standards.

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

Item 16C.     Principal Accountant Fees and Services
Table No. 19 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19
Principal Accountant Fees
	Years ended December 31
	2011	2010
Audit fees	$104,690	$99,910
Audit-related fees	58,500	47,330
Tax fees	117,104	15,500
Other fees	—	—

Fiscal 2011 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F.  Fiscal 2010 audit fees relate to the annual audit of the Company’s financial statements and review of the Form 20-F.  Audit-related fees consist of IFRS conversion and advisory services.  Tax fees relate to the completion of income tax returns and tax consulting services.  Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.    Corporate Governance
The Company’s class of common shares are listed on the NYSE Amex.  In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the NYSE Amex.

Item 16H.    Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements

The Company’s consolidated financial statements and notes thereto are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards as issued by the IASB.

Item 18.    Financial Statements

The Company has provided financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements
Independent auditor’s report on the consolidated financial statements, dated March 27, 2012
Report on internal control over financial reporting dated March 27, 2012
Consolidated statements of financial position at December 31, 2011 and 2010
Consolidated statements of comprehensive loss for the years ended December 31, 2011, 2010 and 2009
Consolidated statements of changes in equity for the years ended December 31, 2010 and 2009
Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009
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
--Incorporated by reference to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 furnished with the Commission on October 31, 2011--
Option Agreement dated May 21, 2010 with Sunburst Explorations Inc.
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
--Incorporated by reference to the Form 6-K furnished with the Commission on May 31, 2011--
Option Agreement dated June 17, 2011 with G4G Resources Ltd.
--Incorporated by reference to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 furnished with the Commission on October 31, 2011--
Amendment No. 2 to Option Agreement dated July 12, 2011 with Sunburst Explorations Inc.
--Incorporated by reference to the Form 6-K furnished with the Commission on September 22, 2011--
Amendment No. 3 to Option Agreement dated September 29, 2011 with Sunburst Explorations Inc.
--Incorporated by reference to the Form 6-K furnished with the Commission on September 22, 2011--
Transfer Agreement dated September 23, 2011 with Candymin S.A. de C.V. and Goldgroup Mining Inc.
--Incorporated by reference to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 furnished with the Commission on October 31, 2011--
Retained Interest Agreement dated September 23, 2011 with 0919921 B.C. Ltd. and Goldgroup Mining Inc.
--Incorporated by reference to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 furnished with the Commission on October 31, 2011--
Amending Agreement dated September 26, 2011 with 0919921 B.C. Ltd. and Goldgroup Mining Inc.
--Incorporated by reference to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 furnished with the Commission on October 31, 2011--
Option Agreement dated January 23, 2012 with Fjordland Exploration Inc.
--Incorporated by reference to the Form 6-K furnished with the Commission on February 14, 2012

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

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2011

Almaden Minerals Ltd.
December 31, 2011

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Membre de / Member of Deloitte Touche Tohmatsu

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2011 and 2010 and their financial performance and cash flows for each of the years ended December 31, 2011, 2010 and 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 27, 2012

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Membre de / Member of Deloitte Touche Tohmatsu

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 27, 2012 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
March 27, 2012

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)

	December 31,	December 31,
	2011	2010

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	21,184,159	16,087,832
Accounts receivable and prepaid expenses (Note 4)	1,148,406	538,400
Marketable securities (Note 5)	8,471,167	1,851,883
Short term investment	—	2,000,000
Inventory (Note 6)	274,768	274,768
Assets classified as held for sale (Note 20)	—	9,083,633
	31,078,500	29,836,516

Non-current assets
Investments in associates (Note 7)	10,179,423	941,276
Exploration and evaluation assets deposit (Note 9(h)(vi))	138,929	138,929
Reclamation deposit	129,764	124,764
Contingent shares receivable (Note 9(a) and (d))	662,700	—
Property, plant and equipment (Note 8)	1,245,543	862,725
Exploration and evaluation assets (Note 9)	10,470,410	4,439,145
	22,826,769	6,506,839
TOTAL ASSETS	53,905,269	36,343,355

LIABILITIES
Current liabilities
Trade and other payables	565,097	372,889
Deferred exploration advances payable	—	156,956
Liabilities directly associated with assets classified as held for sale (Note 20)	—	119,636
	565,097	649,481

EQUITY
Share capital (Note 10)	73,353,977	62,853,930
Reserves (Note 10)	6,861,644	7,010,251
Deficit	(26,875,449)	(34,170,307)
	53,340,172	35,693,874
TOTAL EQUITY AND LIABILITIES	53,905,269	36,343,355
Commitments (Note 17)

These consolidated financial statements are authorized for issue by the Board of Directors on March 27, 2012. They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/James E. McInnes
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive income (loss)
(Expressed in Canadian dollars)

	Years ended December 31,
	2011	2010	2009

	$	$	$
Revenue
Interest income	161,664	38,589	169,458
Drilling services	—	—	2,112,832
Other income	87,048	195,286	158,329
	248,712	233,875	2,440,619
Expenses (income)
Drilling services expenses	—	—	1,218,518
Impairment of exploration and evaluation assets	318,847	725,951	890,811
Recovery in value of mineral properties	—	(84,323)	—
General and administrative expenses (Schedule 1)	2,096,097	1,493,611	1,291,253
Income on sale of mineral property interests (Note 13)	(15,072,485)	(1,923,430)	(77,360)
General exploration expenses	961,992	646,358	665,055
Share-based payments	4,930,700	2,108,800	67,500
	(6,764,849)	2,966,967	4,055,777
Operating income (loss)	7,013,561	(2,733,092)	(1,615,158)

Other income (loss)
Gain (loss) on investment in associate (Note 7)	1,286,740	(151,926)	(90,908)
Loss on dilution of equity investments (Note 7)	(122,843)	(168,449)	(196,476)
Impairment of marketable securities (Note 5)	(987,600)	—	(80,600)
Gain (loss) on sale of marketable securities	149,069	(556,753)	(26,790)
Gain (loss) on sale of property, plant and equipment	(9,374)	2,836	—
Foreign exchange loss	(54,695)	(163,034)	(415,755)
Income (loss) before income taxes	7,274,858	(3,770,418)	(2,425,687)
Income tax recovery (Note 16)	20,000	305,766	139,728

Net income (loss) for the year	7,294,858	(3,464,652)	(2,285,959)

Other comprehensive (loss) income
Net change in fair value of available-for-sale financial assets, net of tax of nil	(1,673,674)	149,738	596,051
Reclassification adjustment relating to available-for-sale financial assets disposed of in the year, net of tax of nil	(148,028)	556,753	26,240
Other comprehensive (loss) income for the year	(1,821,702)	706,491	622,291

Total comprehensive income (loss) for the year	5,473,156	(2,758,161)	(1,663,668)

Basic net income (loss) per share (Note 14)	0.13	(0.07)	(0.05)
Diluted net income (loss) per share (Note 14)	0.12	(0.07)	(0.05)

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2011	2010	2009

	$	$	$
Operating activities
Net income (loss) for the year	7,294,858	(3,464,652)	(2,285,959)
Items not affecting cash
Deferred income tax recovery	(20,000)	(305,766)	(139,728)
(Gain) loss on investment in associate	(1,286,740)	151,926	90,908
Loss on dilution	122,843	168,449	196,476
Depreciation	271,061	189,580	169,973
(Gain) loss on sale of marketable securities	(149,069)	556,753	26,790
Impairment of marketable securities	987,600	—	80,600
Non-cash portion of income on sale of mineral property interests	(15,067,486)	(1,923,430)	(77,360)
Impairment of interest in mineral properties	318,847	725,951	890,811
Recovery in value of mineral properties	—	(84,323)	—
Share-based payments	4,930,700	2,108,800	67,500
Gain (loss) on sale of property, plant and equipment	9,374	(2,836)	—
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(610,006)	163,827	(299,515)
Trade and other payables	(213,672)	19,326	147,625
Deferred exploration advances payable	(156,956)	156,956	—
Net cashed used in operating activities	(3,568,646)	(1,539,439)	(1,131,879)
Investing activities
Reclamation deposit	(5,000)	(40,764)	(2,500)
Short term investment	2,000,000	(2,000,000)	—
Marketable securities
Purchases	—	(1,550)	—
Net proceeds	579,783	1,009,484	103,217
Property, plant and equipment
Purchases	(678,274)	(502,822)	(31,494)
Net proceeds	15,022	5,190	—
Assets classified as held for sale	(182,713)	—	—
Mineral properties
Costs	(6,197,667)	(5,478,095)	(933,783)
Net proceeds on disposal	5,871,380	15,000	119,958
Net cash from (used in) investing activities	1,402,531	(6,993,557)	(744,602)
Financing activity
Issuance of shares, net of share issue costs of $19,257	7,262,442	11,478,157	2,700,202
Net cash from financing activity	7,262,442	11,478,157	2,700,202

Net cash inflows	5,096,327	2,945,161	823,721
Cash and cash equivalents, beginning of year	16,087,832	13,142,671	12,318,950
Cash and cash equivalents, end of year	21,184,159	16,087,832	13,142,671
Supplemental cash and cash equivalents information - Note 15

Interest paid	—	—	—
Interest received	161,664	38,589	169,458
Taxes paid	—	—	—
Taxes received	—	—	—

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	compensation	Warrants	assets	reserves	Deficit	Total
		$		$	$		$	$
Balance, January 1, 2009	45,525,829	49,159,392	4,509,023	176,741	(1,358,650)	3,327,114	(28,419,696)	24,066,810
Shares issued for cash on exercise of stock options	154,000	59,752	—	—	—	—	—	59,752
Fair value of share options transferred to share capital on exercise of options	—	—	—	—	—	—	—	—
Share-based payments	—	—	67,500	—	—	67,500	—	67,500
Private placements	3,293,316	1,658,465	—	981,985	—	981,985	—	2,640,450
Total comprehensive loss for the year	—	—	—	—	622,291	622,291	(2,285,959)	(1,663,668)
Balance, December 31, 2009	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	4,998,890	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	895,000	919,500	—	—	—	—	—	919,500
Fair value of share options transferred to share capital on exercise of options	—	533,250	(533,250)	—	—	(533,250)	—	—
Share-based payments	—	—	2,108,800	—	—	2,108,800	—	2,108,800
Private placements	4,892,021	9,234,011	—	35,500	—	35,500	—	9,269,511
Shares issued for cash on exercise of warrants	740,656	983,380	—	—	—	—	—	983,380
Fair value of warrants transferred to share capital on exercise of warrants	—	306,180	—	(306,180)	—	(306,180)	—	—
Total comprehensive loss for the year	—	—	—	—	706,491	706,491	(3,464,652)	(2,758,161)
Balance, December 31, 2010	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Shares issued for cash on exercise of stock options	2,030,000	4,922,900	—	—	—	—	—	4,922,900
Fair value of share options transferred to share capital on exercise of options	—	2,546,300	(2,546,300)	—	—	(2,546,300)	—	—
Share-based payments	—	—	4,930,700	—	—	4,930,700	—	4,930,700
Private placements and other	110,000	386,243	—	—	—	—	—	386,243
Shares issued for cash on exercise of warrants	1,481,499	1,933,299	—	—	—	—	—	1,933,299
Fair value of warrants transferred to share capital on exercise of warrants	—	711,305	—	(711,305)	—	(711,305)	—	—
Total comprehensive loss for the year	—	—	—	—	(1,821,702)	(1,821,702)	7,294,858	5,473,156
Balance, December 31, 2011	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is form by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties.  The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of mineral properties.

2.	Basis of preparation

(a)           Statement of Compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

(b)           Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2011.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

2.             Basis of preparation (Continued)

(d)           Significant accounting judgments and estimates (continued)

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation (“Gold Mountain”) (Note 7(ii)) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o	In addition the Company determined in 2011 that it no longer has significant influence over its investment in Tarsis Resources Ltd. (Note 7(i)).

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;

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
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2011;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated statement of financial position;
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

2.	Basis of preparation (Continued)

(d)           Significant accounting judgments and estimates (continued)

o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
o	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a); and
o	the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(d).

3.	Significant accounting policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Ixtaca Precious Metals Inc.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 38.8% interest in Gold Mountain Mining Corporation is accounted for using the equity method. The Company accounts for its interest in jointly controlled assets by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies

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

(c)           Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net income (loss).

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.  The Company classifies its cash and cash equivalents and accounts receivables as “loans and receivables”.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in net income (loss).

Available-for-sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in net income (loss).

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

(c)           Financial instruments (continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net income (loss).

Other financial liabilities: This category includes promissory notes, amounts due to related parties and trade and other payables, all of which are recognized at amortized cost.

(d)           Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)          Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)          Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Computer hardware and software	30%
Field equipment	20%
Furniture and fixtures	20%
Geological data library	20%
Mill equipment	30%
Drill equipment	20%
Leasehold improvements	20	% straight-line

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

(g)           Revenue recognition

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

Other income
Revenue from other income is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(h)           Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

a)             the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

b)            substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted or planned.

c)             exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

d)            sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

(h)           Exploration and evaluation (continued)

An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.  General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

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

(i)	Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

(i)           Impairment of property, plant and equipment and intangible assets (continued)

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

(j)           Income taxes

Deferred tax is recorded using the liability method, recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.  Deferred tax assets and liabilities are not recognized if temporary differences arise from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and assets reflect the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax liabilities and assets on a net basis.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Any premium paid for flow-through shares in excess of market value of those shares without the flow-through feature is recorded as other liabilities at the time of issue and recognized as a component of tax recovery at the time the qualifying expenditures are made.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

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

The fair value of the options is measured at the date the options are granted, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options.  The fair value is recognized as an expense with a corresponding increase in equity settled employee compensation reserve.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

(l)           Reclamation and closure cost obligations

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

The Company has $104,000 of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $25,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)           Income (loss) per share

The Company presents the basic and diluted income (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

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

(o)           Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2012. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.  At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

(i) In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  In addition, amendments to IFRS 7 Financial Instruments: Disclosures are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around transfers of financial assets and associated risks. The Company does not anticipate that these amendments will have a significant impact on its condensed consolidated financial statements.

(ii) The following Standards are effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of these standards.

IFRS 10 Consolidated Financial Statements will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

(o)           Adoption of new and revised standards and interpretations (continued)

IAS 27 Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments.

IAS 28 Investments in Associates and Joint Ventures has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee.

(iii) The following Standard is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

IFRS 9 Financial Instruments (“IFRS 9”) was issued to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued in October 2010, incorporating new requirements on accounting for financial liabilities.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2011	2010
Accounts receivable	$616,774	$327,321
HST receivable	69,424	187,300
Allowance for doubtful accounts	(75,030)	(75,030)
Prepaid expenses	537,238	98,809
	$1,148,406	$538,400

5.	Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the year ended December 31, 2011, the Company determined that $987,600 (2010 - $Nil; 2009 - $80,600) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses and as a result recognized an impairment of marketable securities of a corresponding amount in net income for the year.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

6.	Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2011 is $2,547,173 (2010 - $2,268,986).

7.	Investments in associates

The investment in associates is comprised of the following:

	December 31 2011	December 31, 2010
Investment in Tarsis Resources Ltd. (i)	$—	$941,276
Investment in Gold Mountain Mining Corporation (ii)	10,179,423	—

	$10,179,423	$941,276

(i)	Tarsis Resources Ltd.

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

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty (“NSR”) over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

In the year ended December 31, 2010, Almaden’s interest in Tarsis decreased from 27.6% to 16.6% resulting in the recognition of a loss on dilution of $168,449.

During the year ended December 31, 2011, the Company determined it no longer had significant influence over Tarsis as a result of changes in common management between Tarsis and the Company. The Company therefore reclassified its interest in Tarsis to marketable securities from investment in associate and recognized a gain on reclassification in the amount of $1,077,223 which is included in gain (loss) on investment in associate.  Prior to this determination and reclassification the Company recognized a loss on dilution of $122,843 as a result of a private placement in Tarsis.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

7.	Investments in associates (Continued)

(i)	Tarsis Resources Ltd. (continued)

Prior to the reclassification to marketable securities, Almaden had recorded its equity share of Tarsis’ loss during the year ended December 31, 2011 in the amount of a loss $25,193 (2010 – loss of $151,926; 2009 - $90,908) which is also included in gain (loss) on investment in associate.

During the year ended December 31, 2011, the Company charged Tarsis $97,055 (2010 - $54,515) for office rent and various expenses and surveys undertaken on behalf of Tarsis.  These amounts were valued at the exchange amount agreed to by the parties.

(ii)	Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit. Almaden retains a 2% NSR in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 as described in Note 9(a).  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s loss during the year ended December 31, 2011 in the amount of $26,827 (2010 - $Nil; 2009 - $Nil). The fair value of the investment at December 31, 2011 is $14,177,500 (December 31, 2010 - $Nil).

During the year ended December 31, 2011, the Company charged Gold Mountain $271,602 (2010 - Nil) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2011:

December 31, 2011
Total assets	$31,262,296
Total liabilities	140,914
Revenue	400
Loss	166,305

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

8.	Property, plant and equipment

	Auto equip.	Furniture & fixtures	Computer hardware	Computer software	Geological library	Field equip.	Leasehold	Drill equip.	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	27,181	760,180	2,233,429

Additions	138,643	570	45,634	26,135	—	12,792	—	454,500	678,274

Disposals	(55,143)	—	—	—	—	—	—	—	(55,143)
December 31, 2011	553,318	139,195	316,495	160,053	65,106	380,532	27,181	1,214,680	2,856,560

Accumulated depreciation
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	26,059	345,022	1,370,704

Disposals	(30,747)	—	—	—	—	—	—	—	(30,747)

Depreciation	61,720	4,374	19,268	23,020	2,394	30,680	1,122	128,482	271,060
December 31, 2011	339,981	121,415	248,719	93,271	55,529	251,417	27,181	473,504	1,611,017

Carrying amounts
December 31, 2010	160,810	21,584	41,410	63,667	11,971	147,003	1,122	415,158	862,725
December 31, 2011	213,337	17,780	67,776	66,782	9,577	129,115	—	741,176	1,245,543

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

8.	Property, plant and equipment (continued)

	Auto. equip.	Furniture & fixtures	Computer hardware	Computer software	Geological library	Field equip	Mill equip.	Leasehold	Drill equip.	Total
	$	$	$	$	$	$	$	$	$	$
Cost
December 31, 2009	371,015	133,435	265,104	80,455	65,106	353,733	323,264	27,181	476,270	2,095,563

Additions	98,803	5,190	5,757	53,463	—	55,710	—	—	283,910	502,833

Disposals	—	—	—	—	—	(41,703)	—	—	—	(41,703)
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	323,264	27,181	760,180	2,556,693

Accumulated depreciation
December 31, 2009	261,261	112,294	212,938	54,422	50,143	230,288	—	22,395	276,721	1,220,462

Disposals	—	—	—	—	—	(39,338)	—	—	—	(39,338)

Depreciation	47,747	4,747	16,513	15,829	2,992	29,787	—	3,664	68,301	189,580
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	—	26,059	345,022	1,370,704

Carrying amounts
December 31, 2009	109,754	21,141	52,166	26,033	14,963	123,445	323,264	4,786	199,549	875,101

	160,810	21,584	41,410	63,667	11,971	147,003	323,264	1,122	415,158	1,185,989

Reclassified to Asset Held for Sale (Note 20)	—	—	—	—	—	—	(323,264)	—	—	(323,264)
December 31, 2010	160,810	21,584	41,410	63,667	11,971	147,003	—	1,122	415,158	862,725

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

9.	Exploration and evaluation assets

	ATW	Willow	Caballo Blanco	El Cobre	Tuligtic	San Carlos	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$	$

Acquisition costs
Opening balance (December 31, 2010)	46,451	148,254	4,321	41,988	231,059	1	50,205	401,092	923,371
Additions	—	—	—	3,611	—	—	—	113,912	117,523

Impairment of deferred acquisition costs	—	—	—	—	—	—	—	(19,848)	(19,848)

Recoveries	—	—	(4,321)	—	—	—	—	—	(4,321)
Closing balance (December 31, 2011)	46,451	148,254	—	45,599	231,059	1	50,205	495,156	1,016,725

Deferred exploration costs
Opening balance (December 31, 2010)	1,063,665	369,339	72,840	136,844	1,382,454	—	443,237	47,395	3,515,774
Costs incurred during the period

Drilling and related costs	208,945	—	—	—	1,732,164	—	—	—	1,941,109

Professional/technical fees	25,571	23,777	40,499	18,340	566,859	331	2,449	90,183	768,009

Claim maintenance/lease cost	15,580	18,246	1,216	24,020	117,955	52,616	13,453	229,974	473,060

Geochemical	—	—	—	—	924,242	—	—	41,194	965,436

Travel and accommodation	—	—	12,177	25,741	321,981	—	3,964	34,323	398,186

Geology, engineering	76,315	—	—	179,266	382,971	—	—	16,650	655,202

Salaries and wages	—	—	—	3,643	180,881	3,248	135	5,953	193,860

Supplies and misc.	35	552	2,823	14,894	186,127	—	880	11,837	217,148

Geophysical, geosciences	—	218,000	—	489,500	203,143	—	—	16,273	926,916

Reclamation, environmental	—	—	—	7,000	14,018	—	—	—	21,018

Recoveries	—	—	(129,555)	(156,956)	—	—	(20,023)	—	(306,534)

Impairment of deferred exploration costs	—	—	—	—	—	(56,195)	—	(242,804)	(298,999)

Proceeds from options	—	—	—	—	—	—	(11,500)	—	(11,500)

Income from mineral property Options	—	—	—	—	—	—	—	(5,000)	(5,000)

	326,446	260,575	(72,840)	605,448	4,630,341	—	(10,642)	198,583	5,937,911
Closing balance (December 31, 2011)	1,390,111	629,914	—	742,292	6,012,795	—	432,595	245,978	9,453,685
Total exploration and evaluation assets	1,436,562	778,168	—	787,891	6,243,854	1	482,800	741,134	10,470,410

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

9.             Exploration and evaluation assets (Continued)

	Elk	ATW	Willow	Caballo Blanco	El Cobre	Tuligtic	San Carlos	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$	$	$

Acquisition costs
Opening balance (December 31, 2009)	1,075,694	46,451	148,254	4,321	—	11,070	1	50,205	267,555	1,603,551
Additions	—	—	—	—	41,988	219,989	—	—	138,944	400,921

Proceeds from options	—	—	—	—	—	—	—	—	(168,600)	(168,600)

Recoveries	—	—	—	—	—	—	—	—	—	—

Impairment of deferred acquisition costs	—	—	—	—	—	—	—	—	(5,289)	(5,289)
Proceeds received from options on mineral properties in excess of cost -reclassified to income	—	—	—	—	—	—	—	—	168,482	168,482
Closing balance (December 31, 2010)	1,075,694	46,451	148,254	4,321	41,988	231,059	1	50,205	401,092	1,999,065

Deferred exploration costs
Opening balance (December 31, 2009)	5,170,058	847,863	332,610	66,694	—	23,360	—	372,461	—	6,813,046
Costs incurred during the period

Drilling and related costs	1,182,922	202,601	7,406	—	9,582	703,535	139,450	—	158,482	2,403,978

Professional/technical fees	425,444	9,079	5,815	4,276	61,418	93,581	10,963	9,402	58,155	678,133

Claim maintenance/lease cost	1,500	6,885	23,077	748	6,365	61,664	51,942	29,920	139,159	321,260

Geochemical	174,893	—	—	—	30,449	182,933	17,642	—	49,623	455,540

Travel and accommodation	54,979	—	314	4,649	23,189	93,132	10,902	1,275	35,200	223,640

Camp costs	188,810	—	—	—	—	—	—	—	—	188,810

Truck rental and fuel	64,407	—	—	—	—	—	—	—	—	64,407

Geology, engineering	255,715	403	—	900	—	18,625	—	—	—	275,643

Salaries and wages	—	—	—	—	16,858	98,318	21,323	2,083	49,426	188,008

Supplies and misc.	38,169	34	117	—	19,921	29,491	1,959	1,426	27,101	118,218

Geophysical, geosciences	54,310	—	—	—	7,412	41,523	—	—	11,908	115,153

Reclamation, environmental	73,468	—	—	—	10,694	3,236	—	3,720	1,800	92,918

Proceeds from options	—	—	—	—	—	—	—	(23,000)	(1,770,000)	(1,793,000)

Recoveries	—	(3,200)	—	(4,427)	(49,044)	—	—	—	(7,243)	(63,914)

Impairment of deferred exploration costs	—	—	—	—	—	—	(254,181)	—	(466,481)	(720,662)
Proceeds received from options on mineral properties in excess of cost -reclassified to income	—		—	—	—	—	—	—	1,754,948	1,754,948
Recovery in value of mineral interests	—		—	—	—	33,056	—	45,950	5,317	84,323

	2,514,617	215,802	36,729	6,146	136,844	1,359,094	—	70,776	47,395	4,387,403
Closing balance (December 31, 2010)	7,684,675	1,063,665	369,339	72,840	136,844	1,382,454	—	443,237	47,395	11,200,449
	8,760,369	1,110,116	517,593	77,161	178,832	1,613,513	1	493,442	448,487	13,199,514

Reclassified to asset held for sale (Note 20)	(8,760,369)	—	—	—	—	—	—	—	—	(8,760,369)
Total exploration and evaluation assets	—	1,110,116	517,593	77,161	178,832	1,613,513	1	493,442	448,487	4,439,145

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)           Elk

On February 15, 2011, the Company entered into an Asset Sale Agreement under which Gold Mountain would acquire 100% of the Elk gold deposit and Almaden would retain a 2% NSR in the project. Under the terms of the Agreement, Almaden received 35 million common shares of Gold Mountain resulting in a gain on sale of $4,122,166.  An additional 2,000,000 common shares will be held in escrow subject to the following conditions: 1,000,000 common shares upon the establishment of 1,000,000 ounces of measured or indicated reserves of gold on the property; and 1,000,000 common shares upon the establishment of an additional 1,000,000 ounces of measured or indicated reserves of gold on the property.  Any bonus shares not released from escrow within five years will be cancelled.  The aforementioned Goldgroup shares are subject to certain statutory holding periods.  Closing of the transaction was completed on July 26, 2011 as described in Note 7(ii).  The Company has included in proceeds of disposition management’s best estimate of the fair value of the contingently issuable shares described above in the amount of $144,000.

(b)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(c)           Willow

The Company acquired a 100% interest in the Willow property in Nevada by staking in 2007.

(d)           Caballo Blanco / El Cobre

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration for Almaden’s 30% interest in Caballo Blanco, Goldgroup paid to Almaden cash consideration of US$2,500,000 and issued to Almaden 7,000,000 of its common shares at a fair value of $7,727,300, representing a 5.4% interest in Goldgroup.  An additional 7,000,000 of its common shares will be issued to Almaden under the following conditions:  1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project, 2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold, 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold and 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.  The Company has recorded the contingent share receivable at its estimated fair value of $518,700 as a component of the proceeds and recognized a gain of $10,282,620 on the sale.  The aforementioned Goldgroup shares are subject to certain statutory holding periods.

Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company owns 100% interest in the El Cobre property subject to a sliding scale royalty payable to a third party.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

(e)	Tuligtic

The Company acquired a 100% interest in the Tuligtic property. During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”) for Antofagasta to earn a 60% interest in the property.  Antofagasta would have to incur exploration expenditures of US$7,000,000 and make payments to Almaden of US$1,000,000 over five years.  In February 2010, Antofagasta terminated its option on the property.  The Company has incurred significant exploration expenditures on this property in 2010 and 2011.

(f)           San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share.  During the year ended December 31, 2010 these warrants expired unexercised.  The impairment recognized in 2011 is $56,195 (2010 - $254,181; 2009 - $329,747).

(g)           Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During the year ended December 31, 2010, the Company entered into an agreement with Windstorm Resources Inc. (“Windstorm”) to earn a 60% interest in the property.  Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.

(h)           Other

(i)   Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”) to earn a 60% interest.  Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.   In June 2011, Fairmont terminated its option on the property.

(ii)  Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii) Merit
The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest.  Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

9.	Exploration and evaluation assets (Continued)

(h)             Other (Continued)

(iv)  Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. During 2007, the Company acquired a 100% interest in the As de Oro claim.  During the year ended December 31, 2011, the Company entered into an agreement with G4G Resources Ltd. (“G4G”) to earn a 60% interest in the property.  G4G would have to pay the Company $50,000, incur exploration expenditures of US$6,000,000 and issue 3,000,000 shares to the Company within five years. This transaction was not completed.  The impairment recognized in 2011 is $77,479 (2010 - $58,327; 2009 - $61,409).

(v)    Bufa
The Company staked and acquired a 100% interest in the Guadalupe claim.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”) to earn a 60% interest. Lincoln has to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.  In February 2010, the Company sold its 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000) resulting in a gain on disposal of $1,754,948.  The Company retains a 2% NSR.

(vi) Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(vii) Tropico
During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”) to earn a 60% interest. Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR interest in the property.

(viii) Other impairments of interest in mineral properties
The Company recorded impairments in its interest in other mineral properties in aggregate of $185,175 during the year ended December 31, 2011 (2010 - $408,200; 2009 - $377,726).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2011, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2011, 2010 and 2009 are as follows:

The Company issued 100,000 common flow-through shares on February 24, 2011 on a private placement basis at a price of $4.00 per share, after incurring issue costs of $19,257.  Cash commissions totalling $4,800 were paid.  The premium above market value on the shares issued was $20,000 and it was recorded as a tax recovery when the related qualifying expenditures were made.

On October 14, 2011, the Company issued 10,000 common shares at a deemed value of $2.55 per share as a payment to modify the Caballo Blanco royalty agreement.

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

Almaden Minerals Ltd. Notes to the consolidated financial statements For the years ended December 31, 2010 and 2011 Presented in Canadian dollars

10.	Share capital and reserves (Continued)

(b)	Details of private placement and other issues of common shares in 2011, 2010 and 2009 are as follows: (continued)

The Company issued 3,060,000 units on December 17, 2009 on a private placement basis at a price of $0.85 per unit, after incurring issue costs of $169,637.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  The fair value of the warrants issued as part of the private placement of $774,560 was allocated to share capital and reserves for warrants.  236,000 finders warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 were issued to finder in respect of this placement.  The fair value of the finder’s warrant of $146,320 was allocated to share capital and reserves for warrants.

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

(c)	Warrants

The continuity of warrants for the years ended December 31, 2011 and 2010 are as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired	December 31, 2011
December 17, 2011	$0.85	236,000	—	236,000	—	—
December 17, 2011	$1.40	1,180,500	—	1,180,500	—	—
March 16, 2011	$1.25	40,000	—	40,000	—	—
June 29, 2011	$1.20	24,999	—	24,999	—	—
		1,481,499	—	(1,481,499)	—	—

Weighted average exercise price		$1.30	—	$1.30	—	—

Expiry date	Exercise Price	December 31, 2009	Granted	Exercised	Expired	December 31, 2010
March 20, 2010	$3.00	25,000	—	—	(25,000)	—
September 30, 2010	$1.15	113,158	—	113,158	—	—
December 17, 2011	$0.85	236,000	—	—	—	236,000
December 17, 2011	$1.40	1,648,000	—	467,500	—	1,180,500
March 16, 2011	$1.25	—	175,000	135,000	—	40,000
June 29, 2011	$1.20	—	49,997	24,998	—	24,999
		2,022,158	224,997	(740,656)	(25,000)	1,481,499

Weighted average exercise price		$1.34	$1.24	$1.33	$3.00	$1.30

Almaden Minerals Ltd. Notes to the consolidated financial statements For the years ended December 31, 2010 and 2011 Presented in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Warrants (continued)

Expiry date	Exercise Price	December 31, 2008	Granted	Exercised	Expired	December 31, 2009
November 14, 2009	$1.00	86,000	—	—	(86,000)	—
March 20, 2010	$3.00	25,000	—	—	—	25,000
March 31, 2010	$1.15	—	113,158	—	—	113,158
December 17, 2011	$0.85	—	236,000	—	—	236,000
December 17, 2011	$1.40	—	1,648,000	—	—	1,648,000
		111,000	1,997,158	—	(86,000)	2,022,158

Weighted average exercise price		$1.45	$1.32	—	$1.00	$1.34

On March 31, 2010, the Company extended the expiry date of 113,158 warrants for six months.  The fair value for the modification of these warrants was recalculated on the extension date and an adjustment of $Nil was recorded.

The fair value of the 49,997 warrants issued June 29, 2010 was estimated at $7,500 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.54%; expected life of 1 year; dividend rate of 0%; and volatility of 58.29%.

The fair value of the 175,000 warrants issued March 16, 2010 was estimated at $28,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.63%; expected life of 1 year; dividend rate of 0%; and volatility of 67.14%.

The fair value of the 1,884,000 warrants issued December 17, 2009 was estimated at $920,880 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.36%; expected life of 2 years; dividend rate of 0%; and volatility of 90.75%.

The fair value of the 113,158 warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 0.96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

Almaden Minerals Ltd. Notes to the consolidated financial statements For the years ended December 31, 2010 and 2011 Presented in Canadian dollars

10.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2011, the Company had reserved 437,232 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the year ended December 31, 2011 vested on the date granted. The continuity of stock options for the years ended December 31, 2011, 2010 and 2009 are as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2011
July 6, 2011	$2.50	1,695,000	—	1,695,000	—	—
November 22, 2011	$2.73	100,000	—	—	100,000	—
March 25, 2012	$3.90	—	45,000	—	—	45,000
September 10, 2012	$2.32	500,000	—	—	—	500,000
November 1, 2012	$2.72	—	60,000	—	—	60,000
November 15, 2012	$2.68	100,000	—	—	—	100,000
December 13, 2012	$2.52	50,000	—	50,000	—	—
December 13, 2012	$4.30	25,000	—	—	—	25,000
March 17, 2013	$2.35	40,000	—	—	—	40,000
December 29, 2013	$0.68	125,000	—	—	—	125,000
November 25, 2014	$0.81	150,000	—	—	—	150,000
January 4, 2015	$1.14	1,090,000	—	50,000	—	1,040,000
April 7, 2015	$0.94	35,000	—	35,000	—	—
June 21, 2015	$1.00	240,000	—	—	—	240,000
July 16, 2015	$0.92	200,000	—	—	—	200,000
August 27, 2015	$2.22	355,000	—	150,000	—	205,000
September 20, 2015	$2.67	100,000	—	—	—	100,000
November 22, 2015	$2.73	175,000	—	50,000	—	125,000
June 8, 2016	$3.29	—	2,320,000	—	—	2,320,000
August 15, 2016	$2.93	—	200,000	—	—	200,000
Options outstanding and exercisable		4,980,000	2,625,000	2,030,000	100,000	5,475,000

Weighted average exercise price		$1.95	$3.26	$2.43	$2.73	$2.39

Almaden Minerals Ltd. Notes to the consolidated financial statements For the years ended December 31, 2010 and 2011 Presented in Canadian dollars

10.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (Continued)

Expiry date	Exercise Price	December 31 2009	Granted	Exercised	Expired/ cancelled	December 31 2010
June 17, 2010	$1.79	240,000	—	—	(240,000)	—
September 15, 2010	$1.07	140,000	—	(140,000)	—	—
July 6, 2011	$2.50	1,795,000	—	(100,000)	—	1,695,000
November 22, 2011	$2.73	—	100,000	—	—	100,000
September 10, 2012	$2.32	500,000	—	—	—	500,000
November 15, 2012	$2.68	100,000	—	—	—	100,000
December 13, 2012	$2.52	50,000	—	—	—	50,000
December 13, 2012	$4.30	—	25,000	—	—	25,000
March 17, 2013	$2.35	40,000	—	—	—	40,000
December 29, 2013	$0.68	655,000	—	(530,000)	—	125,000
November 25, 2014	$0.81	150,000	—	—	—	150,000
January 4, 2015	$1.14	—	1,140,000	(50,000)	—	1,090,000
April 7, 2015	$0.94	—	75,000	(40,000)	—	35,000
June 21, 2015	$1.00	—	240,000	—	—	240,000
July 16, 2015	$0.92	—	210,000	(10,000)	—	200,000
August 27, 2015	$2.22	—	380,000	(25,000)	—	355,000
September 20, 2015	$2.67	—	100,000	—	—	100,000
November 22, 2015	$2.73	—	175,000	—	—	175,000
Options outstanding and exercisable		3,670,000	2,445,000	(895,000)	(240,000)	4,980,000

Weighted average exercise price		$1.98	$1.55	$1.03	$1.79	$1.95

Almaden Minerals Ltd. Notes to the consolidated financial statements For the years ended December 31, 2010 and 2011 Presented in Canadian dollars

10.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (Continued)

Expiry date	Exercise Price	December 31 2008	Granted	Exercised	Expired/ cancelled	December 31 2009
December 1, 2009	$0.39	154,000	—	(154,000)	—	—
December 14, 2009	$1.67	806,000	—	—	(806,000)	—
June 17, 2010	$1.79	240,000	—	—	—	240,000
September 15, 2010	$1.07	140,000	—	—	—	140,000
July 6, 2011	$2.50	1,795,000	—	—	—	1,795,000
September 7, 2009	$2.23	25,000	—	—	(25,000)	—
September 10, 2012	$2.32	500,000	—	—	—	500,000
November 15, 2012	$2.68	100,000	—	—	—	100,000
December 14, 2012	$2.52	50,000	—	—	—	50,000
March 17, 2013	$2.35	40,000	—	—	—	40,000
December 29, 2013	$0.68	655,000	—	—	—	655,000
November 25, 2014	$0.81	—	150,000	—	—	150,000
Options outstanding and exercisable		4,505,000	150,000	(154,000)	(831,000)	3,670,000

Weighted average exercise price		$1.93	$0.81	$0.39	$1.70	$1.98

The weighted average fair value of options granted during the years ended December 31, 2011, 2010 and 2009, calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
200,000	November 1, 2011	$0.86	0.99%	1	78.13%	$Nil
200,000	August 15, 2011	$2.17	1.30%	5	77.10%	$Nil
2,320,000	June 8, 2011	$1.89	2.10%	5	76.58%	$Nil
45,000	March 25, 2011	$1.34	1.72%	1	90.17%	$Nil
25,000	December 13, 2010	$1.67	1.70%	2	70.94%	$Nil
175,000	November 22, 2010	$1.85	2.24%	5	70.18%	$Nil
100,000	November 22, 2010	$0.86	1.70%	1	70.47%	$Nil
100,000	September 20, 2010	$1.56	2.00%	5	69.44%	$Nil
380,000	August 27, 2010	$1.19	2.00%	5	68.86%	$Nil
210,000	July 16, 2010	$0.52	2.00%	5	65.67%	$Nil
240,000	June 21, 2010	$0.54	2.59%	5	66.46%	$Nil
75,000	April 7, 2010	$0.62	2.59%	4	69.02%	$Nil
1,140,000	January 4, 2010	$0.67	2.59%	5	65.27%	$Nil
150,000	November 25, 2009	$0.45	2.12%	5	63.74%	$Nil

Almaden Minerals Ltd. Notes to the consolidated financial statements For the years ended December 31, 2010 and 2011 Presented in Canadian dollars

11.	Reclamation and closure cost obligations

The Company’s reclamation and closure cost obligations consist of reclamation costs for the Elk property in British Columbia.  See also Note 20 Assets Classified as Held for Sale.

	December 31, 2011	December 31, 2010
Opening balance	—	135,016
- Accretion during the period	—	8,108
- Adjustment to estimate	—	(23,488)
- Transferred to liabilities held for sale	—	(119,636)
	—	—

12.	Related party transactions and balances

(a)           Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the former Vice-President-Mining.  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2011		December 31, 2010		December 31, 2009

Salaries and short-term employee benefits	$722,157	(i)	$470,875	(iii)	$450,875	(v)
Share based compensation	3,883,250	(ii)	1,862,500	(iv)	67,500	(vi)
Directors’ fees	33,000		33,000		33,000
	$4,638,407		$2,366,375		$2,366,375

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company was paid $268,050 for geological services provided to the Company.  An additional $30,475 was paid to Hawk Mountain for marketing and administrative services including website management and updates, market materials coordination, and general administration.

(ii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 1,825,000 option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes model at the June 8, 2011 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes model at the August 15, 2011 grant date.  All options vested upon grant.

(iii)
Hawk Mountain was paid $148,750 for geological services and an additional $59,350 for marketing and administrative services.  The spouse and daughter of the Chairman were also directly paid $10,000 each for marketing and administrative services.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

12.	Related party transactions and balances

(a)	Compensation of key management personnel (continued)

(iv)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards is based on the fair value of the awards ($0.94) calculated using the Black-Scholes model at the April 7, 2010 grant date.  The value of 240,000 option-based awards is based on the fair value of the awards ($1.00) calculated using the Black-Scholes model at the June 21, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($0.92) calculated using the Black-Scholes model at the July 16, 2010 grant date.  The value of 50,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 22, 2010 grant date. The value of 200,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 27, 2010 grant date.  The value of 100,000 option-based awards is based on the fair value of the awards ($2.67) calculated using the Black-Scholes model at the September 20, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.73) calculated using the Black-Scholes model at the November 22, 2010 grant date.  All options vested upon grant.

(v)
Hawk Mountain was paid $165,000 for geological services and an additional $16,200 for marketing and administrative services.  The spouse and daughter of the Chairman were also directly paid $4,000 each for marketing and administrative services.

(vi)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 150,000 option-based awards is based on the fair value of the awards ($0.45) calculated using the Black-Scholes model at the November 25, 2009 grant date.  All options vested upon grant.

(b)	Other related party transactions

i)   Gold Mountain Mining Corporation (“Gold Mountain”)

Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares (See Note 7).

During the year ended December 31, 2011, the Company charged Gold Mountain $271,602 (2010 - $Nil; 2009 - $Nil) for exploration expenditures relating to the Elk project and surveys undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2011, Gold Mountain owed the Company $271,602 (2010 - $Nil; 2009 - $Nil).

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

12.          Related party transactions and balances

(b)	Other related party transactions (continued)

iii)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

iv)  Other

(a)	During the year ended December 31, 2011, the Company paid a company controlled by a Director of the Company $5,000 (2010 - $Nil; 2009 - $3,780) for consulting services provided to the Company.

(b)
During the year ended December 31, 2011, the Company paid a company controlled by the former CFO and current Director of the Company, $1,325 (2010 - $Nil; 2009 - $Nil) for accounting services provided to the Company.

13.           Income on mineral property options

 Income on mineral property options is comprised of the following:

	December 31,	December 31,	December 31,
	2011	2010	2009

Sale of Elk (Note 9(a))	$4,266,166	$—	$—
Sale of Caballo Blanco (Note 9(d))	10,801,320	—	—
Sale of Bufa (Note 9(h)(v))	—	1,754,948	—
Sale of Tropico (Note 9(h)(vii))	—	153,482	—
Other	4,999	15,000	77,360

	$15,072,485	$1,923,430	$77,360

14.	Net income (loss) per share

Basic and diluted net income (loss) per share

The calculation of basic net income (loss) per share for the year ended December 31, 2011 was based on the income attributable to common shareholders of $7,294,858 (2010 – ($3,464,652; 2009 - $2,285,959) and a weighted average number of common shares outstanding of 57,268,649 (2010 – 51,187,561; 2009 – 45,846,627).

The calculation of diluted net income (loss) per share for the year ended December 31, 2011 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 1,791,544 stock options and 692,502 warrants.  For the years-ended December 31, 2010 and 2009, diluted net loss per share did not include the effect of stock options and warrant as they are anti-dilutive.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

15.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31, 2011	December 31, 2010	December 31, 2009

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$2,546,300	$533,250	$—
Reversal of warrants reserve on exercise of warrants	711,305	306,180	—
Fair value of warrants upon completion of private placement	—	35,550	981,985
Shares received on sale of Caballo Blanco property	7,727,300	—	—
Shares received on sale of Elk property	10,206,250	—	—
Shares received on sale of Tropico property	—	153,600	—
Shares received on sale of Bufa property	—	1,770,000	—

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2011	December 31, 2010

Cash	$7,390,793	$3,596,119
Government of Canada (T-Bills)	9,998,700	4,997,500
Bankers Acceptance	3,794,666	7,494,213
	$21,184,159	$16,087,832

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

16.	Income taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net income (loss) before income taxes due to the following:

	December 31, 2011	December 31, 2010	December 31, 2009
Income (loss) before income taxes	$7,274,858	$(3,770,418)	$(2,425,687)
Statutory rate	26.5%	28.5%	30.0%

Expected income tax	1,927,837	(1,074,569)	(727,706)
Effect of different tax rates in foreign jurisdictions	(27,226)	1,000	(14,317)
Non-deductible stock based compensation	1,306,636	601,008	20,250
Other permanent items	311,122	141,273	47,662
Change in expected reversal rate on temporary difference	(916,280)	—	—
Impact of future tax rates applied vs. current statutory rates	(206,996)	6,672	145,757
Change in deferred tax assets not recognized	(111,343)	324,616	528,354
Impact of capital gains rate on tax deferred sale of mineral property in exchange for shares (i)	(1,141,875)	—	—
Unrecognized deferred tax liability on acquisition of investment in associate (i)	(1,141,875)	—	—
Tax recovery on flow-through shares	(20,000)	(305,766)	—
Mineral tax recovery	—	—	(185,690)
Mexican flat tax	—	—	45,962
	$(20,000)	$(305,766)	$(139,728)

(i)
During the year the Company sold its Elk mineral property, on a tax deferred basis, in exchange for shares of Gold Mountain.  The deferral of the gain causes the carrying value of the shares received on the sale to exceed the tax value by the amount of the deferred gain.  The shares of Gold Mountain will be taxable at the capital gains rate (50% of general rates) when sold in the future and the transaction therefore gives rise to an immediate tax benefit of half of the deferred gain.  The amount of the carrying value of the Gold Mountain shares in excess of the tax value results in a deferred tax liability that would be taxable at the capital gains rate on the sale of the shares.  The Company is not recognizing this deferred tax liability as the Company can control the timing of the recognition of the tax liability and does not intend to cause the recognition of the liability in the foreseeable future.

Effective January 1, 2011 the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax rate decreased from 10.5% to 10%.  The reduction in tax rates resulted in an overall decrease in the Company’s statutory tax rate from 28.5% to 26.5%.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

16.	Income taxes (Continued)

(b)	The significant components of deferred income tax assets(liabilities) are as follows:

	December 31, 2011	December 31, 2010

Exploration and evaluation assets	$129,675	—
Contingent shares receivable	(129,675)	—
	$—	$—

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2011	December 31, 2010

Non-capital loss carryforwards	$4,142,123	$5,374,000
Capital loss carryforwards	1,729,781	1,868,135
Exploration and evaluation assets	3,673,272	4,993,350
Share issue costs	630,475	835,490
Property, plant and equipment	2,234,113	1,317,371
Cumulative eligible capital deduction	65,408	70,331
Marketable securities	2,277,917	245,751
Asset retirement obligations	—	119,626
	$14,753,089	$14,824,054

At December 31, 2011, the Company had operating loss carry forwards available for tax purposes in Canada of $16,300 (2010 - $3,437,000) which expire between 2028 and 2031 and in Mexico of $4,125,823 (2010 - $1,937,000) which expire between 2012 and 2021.

Taxable temporary differences in relation to investments in associates for which a deferred tax liability has not been recognized is $7.1 million (2010 - nil).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

17.	Commitments

(a)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2012	$67,000
2013	67,000
2014	75,000
2015	81,000
2016	6,700
Thereafter	—
$296,700

(b)	The Company entered into a contract with its Chairman for remuneration of $225,000 annually (amended), for two years, renewable for two additional successive terms of 24 months.

(c)	The Company entered into a contract with its President for remuneration of $225,000 annually (amended), for two years, renewable for two additional successive terms of 24 months.

18.	Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

18.           Financial instruments (Continued)

(a)           Currency risk (Continued)

As at December 31, 2011, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,221,085	$7,904
Accounts receivable and prepaid expenses	—	89,649
Total assets	$2,221,085	$97,553

Trade and other payables	$66,248	$99,208
Total liabilities	$66,248	$99,208

Net assets (liabilities)	$2,154,837	$(1,655)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $220,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2011, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $140,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

18.	Financial instruments (Continued)

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $25,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$21,184,159	$—	$—	$21,184,159
Marketable securities	8,471,167	—	—	8,471,167
	$29,655,326	$—	$—	$29,655,326

19.	Management of capital

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

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2011
Presented in Canadian dollars

20.	Assets classified as held for sale

In December, 2010, the Board of Directors determined that the Elk Property in British Columbia would be offered for sale. The Company completed a Preliminary Economic Assessment on the project outlining the project’s economic parameters and with recent record gold prices, it was determined that this project should be sold to a group that would likely put the mine into production. Closing of the transaction was completed on July 26, 2011 as described in Note 9(a).

In September 2011, the Board of Directors determined that the Caballo Blanco Property in Mexico would be offered for sale.  Closing of the transaction was completed on October 14, 2011 as described in Note 9(d).

Details of assets and liabilities held for sale at December 2011 and 2010 are as follows:

	2011	2010

Exploration and evaluation assets held for sale	—		$8,760,369
Property, plant and equipment held for sale	—		323,264
Assets classified as held for sale	—		9,083,633
Liabilities directly associated with assets classified as held for sale	—	$	(119,636)

21.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	December 31, 2011	December 31, 2010	December 31, 2009

Canada	$6,135,926	$2,636,633	$7,934,990
United States	1,072,760	—	—
Mexico	4,507,267	2,665,237	1,356,708
	$11,715,953	$5,301,870	$9,291,698

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.	Schedule 1
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

	Year ended December 31,
	2011	2010	2009

	$	$	$

Professional fees	495,665	349,648	312,131
Salaries and benefits	296,544	129,370	136,145
Travel and promotion	289,425	221,665	153,121
Depreciation	271,061	189,580	169,973
Office and license	260,187	146,390	121,677
Rent	164,919	165,126	166,426
Stock exchange fees	131,539	124,909	68,816
Insurance	107,645	110,884	110,968
Transfer agent fees	45,617	22,544	18,501
Directors fees	33,495	33,495	33,495
	2,096,097	1,493,611	1,291,253

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated: March 30, 2012	By	/s/Morgan Poliquin
Morgan Poliquin, CEO