Form 20-F
period 2012-12-31
ALMADEN MINERALS LTD
filed 2013-03-29
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Korm Trieu, ktrieu@almadenminerals.com, 750 West Pender Street, #1103, Vancouver, BC V6C 2T8
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock without Par Value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

59,722,321

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

(   )  Yes  (   )  No

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

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council.  On November 14, 2004 and November 27, 2010, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of National Instrument 43-101 which became Canadian law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org.  In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission (“SEC”), a reserve is termed a “mineral deposit”.

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

Indicated Mineral Resource
An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101.  However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any all, or any part of a mineral deposit in these categories will ever be converted into reserves. “Indicated,  Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations promulgated thereunder. Further, the term “mineralized material” as used in this Annual Report on Form 20-F does not indicate “reserves” by SEC standards.  We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

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

Please consult the Company’s public filings at www.sec.gov for further, more detailed information concerning these matters.

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The following selected financial data of the Company for Fiscal 2012, Fiscal 2011 and Fiscal 2010 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data set forth for Fiscal 2009 and Fiscal 2008 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.   The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

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

Table No. 1
Selected Financial Data
International Financial Reporting Standards (“IFRS”)
(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	12/31/2012	12/31/2011	12/31/2010	12/31/2009

Revenues	$299	$249	$234	$2,441
Net (loss) income	(10,238)	7,295	(3,465)	(2,286)
Basic net (loss) income per common share	(0.17)	0.13	(0.07)	(0.05)
Diluted net (loss) income per common share	(0.17)	0.12	(0.07)	(0.05)
Weighted average shares (000)	59,350	57,269	51,188	45,847

Working capital	19,475	30,513	29,187	14,530
Mineral properties	16,609	10,470	4,439	8,417
Net assets	48,071	53,340	35,694	25,171
Total assets	49,132	53,905	36,343	25,659
Capital stock	75,238	73,354	62,854	50,878
Dividends declared per share	0	0	0	0
				0

Table No. 1a
Selected Financial Data
Canadian GAAP
(expressed in thousands of Canadian dollars, except share and per share data)

Year
Ended
12/31/2008*

Canadian GAAP
Revenues	$846
Net loss	(3,062)
Basic net loss per common share	(0.09)
Diluted net loss per common share	(0.09)
Weighted average shares (000)	45,007

Working capital	13,177
Mineral properties	8,236
Net assets	24,067
Total assets	24,402
Capital stock	49,159
Dividends declared per share	0

U.S. GAAP
Revenues	$846
Net loss	(5,999)
Basic net loss per common share	(0.13)
Diluted net loss per common share	(0.13)

Working capital	13,177
Mineral properties	1,957
Net assets	16,922
Total assets	17,257
Capital stock	49,159
Dividends declared per share	0
*  The Company adopted IFRS effective January 1, 2009.  The selected financial data for the fiscal year ended December 31, 2008 was prepared under Canadian GAAP and included a reconciliation note to U.S. GAAP.  Therefore, it is not comparable with the information for fiscal years 2012, 2011, 2010 and 2009.

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2012	$1.00	$1.04	$0.97	$1.00
Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02
Fiscal Year Ended 12/31/2010	1.03	1.08	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.06	1.30	0.97	1.22

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013
High	$0.99	$1.00	$1.00	$1.00	$1.01	$1.03
Low	0.97	0.98	0.99	0.98	0.98	1.00

The exchange rate was $1.02 on March 22, 2013.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $10,238,377 in Fiscal 2012, net income of $7,294,858 in Fiscal 2011 and net losses of $3,464,652 in Fiscal 2010.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2012, 2011 and 2010, revenue consisted of interest and other income from office rental and contract exploration services provided to third parties.  The Company has not paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.  The only source of funds available to the Company is through the sale of its inventory of gold, the sale of its equity shares and proceeds from sale of mineral properties.  Any future additional equity financing would cause dilution to current stockholders.

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

As a requirement for performing certain exploration activities, the Company has $33,264 on deposit as reclamation bonds for exploration work and site disturbance on prospects in Canada and the U.S..  These allocated funds have been deposited for the benefit of the Province of British Columbia and the State of Nevada until released upon approval from the Province and State after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 28, 2013 there were share purchase options outstanding allowing the holders of these options to purchase 5,850,000 shares of common stock.  Directors and officers of the Company hold 4,860,000 of these share purchase options.  An additional 990,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 28, 2013 there were 60,017,321 shares of common stock outstanding, the exercise of all of the existing share purchase options would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options would cause the number of issued and outstanding common shares to rise 8.9%.

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

Foreign Incorporation and Civil Liabilities
The Company was created under amalgamation under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside the U.S.. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgements of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin and Morgan Poliquin also serve as directors of Gold Mountain Mining Corporation.  Joseph Montgomery also serves as a director of Infrastructure Materials Corp. and Cosigo Resources Inc.  Gerald Carlson also serves as a director and President of Iron South Mining Inc., Vice-President of Exploration of Pacific Ridge Exploration Ltd. and a director of Golden Peak Minerals Inc.  Barry Smee also serves as a director of Platinum Group Metals Ltd.  Mark Brown also serves as a director and CFO of Big Sky Petroleum Corporation.  He also serves as a director of Avrupa Minerals Ltd., Estrella Gold Corporation, Rare Element Resources Ltd., Galileo Petroleum Ltd., Animas Resources Ltd. and Strategem Capital Corp.  He also serves as a CFO for Tarsis Resources Ltd. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

Foreign Operations
The Company currently has exploration projects located in Mexico and the U.S.  The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the U.S. affecting foreign trade, investment and taxation.

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

Dependence on Key Personnel
The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company has taken out an accidental death insurance policy on Duane Poliquin with a $2,000,000 limit. However, the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

Item 4.     Information on the Company

History and Development of the Company
The head office of the Company is located at 750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada, V6C 2T8.  The registered and records office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

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

The Company’s common shares began trading on The Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the NYSE MKT, under the symbol “AAU” on December 19, 2005.  Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of any other company’s shares.

Organizational Structure
The Company currently has ten wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions.  These subsidiaries are:

	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Puebla Holdings Inc.	Canada	holding company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

At December 31, 2012, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993  and a 38.8% share interest in Gold Mountain Mining Corporation, a company incorporated in British Columbia, Canada on June 12, 2008 (formerly Beanstalk Capital Inc. and Set For Growth Developments Ltd.).

Business of the Company
The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  The Company has property interests in Canada, U.S. and Mexico. None of the Company's property interests are beyond exploration stage.  Presently there is no assurance that any of the Company's mining properties or prospects contains a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded.  The Company is in the exploration stage and has not generated any revenues from operations.

Business Overview

Maintaining properties

The following is a general statement about government requirements for holding mineral properties in the jurisdictions where the Company works.

In Canada, mining law is a provincial or territorial matter. Maintaining a mineral property requires annual assessment work or cash in lieu of work. Prior to starting a work program, an application describing the program is submitted to the government authorities and this is then distributed for comment to various departments for review, such as fisheries or forestry that may discern impact from the proposed work. The government has an obligation to consult with First Nation groups in the area that may have a land claim over the mineral claims, but this consultation is often delegated to the Company to handle. A memorandum of understanding may have to be negotiated with the First Nation before the government will issue a permit to work. If there is to be any environmental impact, an appropriate reclamation amount is determined and a bond is posted by the Company for this amount before the permit is issued.

In the U.S., federal mining laws govern mining claims on federal land, including land administered by the Bureau of Land Management (“BLM”). A payment of US$140 per claim is payable to the BLM by September 1 of each year per twenty acre mining claim.  This is filed in advance for the upcoming assessment year.  Prior to any exploration activity, an Exploration Plan is submitted to the BLM that outlines the work program and describes any proposed land disturbance. Reclamation plans are also submitted and an appropriate bond to ensure such reclamation is done may have to be provided before the permit is issued.

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

Seasonality
The Company’s projects are spread from northern Canada to south/central Mexico and span several climate zones.  In northern Canada, winter is often the best time to work because frozen lakes and swamps allow the movement of drills and other equipment.  In western U.S., dry to desert conditions prevail and year round work is possible.  In Mexico, the climate in the project areas is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. Seasonal changes do not have a material impact on our exploration expenditures.

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

Blanks
Blank material, a sample of crushed and pulverized rock, known to contain very low or non-detectable concentration of gold, is inserted as a pulp into the sample stream on an interval of every 20 samples. Blanks are intended to detect possible contamination.

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

Company’s Principal Properties
The Company has two principal property interests, both in Mexico: (1) the Tuligtic prospect (100% interest) which includes the Ixtaca zone, and (2) the El Cobre copper-gold prospect (100% interest).

The Company does not deem its other exploration projects to be material properties. The Company plans to conduct preliminary exploration on the projects however there are no current plans to conduct advanced exploration on these projects.

PRINCIPAL PROPERTIES INTERESTS

The Tuligtic Prospect – Mexico

Location and Access
The property is located roughly 82 kilometers north-northeast of the City of Puebla, the capital of the state of Puebla, and one of the five most important colonial cities in Mexico. Puebla City is located to the east of Mexico City and west of Mexico's main port, Veracruz, on the main route between the two. The project is located east of Apizaco, an industrial centre located 51 kilometers north of Puebla City along Highway 119. The project area is most easily accessed via Highway 119 from Apizaco, Tlaxcala to the Ciudad Industrial Zicotencatl and 42 kilometers east along the paved road toward Ixtacamaxtitlan passing through the communities of Lázaro Cárdenas and Emiliano Zapata. A gravel road connects the paved highway with the town of Santa Maria 3.2 kilometers north of the bridge crossing the Rio Apulco. The Ixtaca Zone of the Tuligtic project, and drill sites, are located between the communities of Santa Maria and Zacatepec, a further 2.5 kilometers north along the recently graded gravel road. The 61 kilometers total distance from Apizaco can be driven in approximately 1.5 hours. The property can also be accessed by gravel roads from the NW via Chignahuapan, from the NE via Tezhuitán and Cuyoaco and from the south via Libres.  The towns of Santa Maria and Zacatepec are serviced by the national electricity grid and rare wired telephone lines and recently have cellular telephone coverage.

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

Location of Tuligtic Project, Puebla State, Mexico

Claims and Title
The Tuligtic property consists of two claims held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc.  The claims, tabularized below, cover an area of over 14, 000 hectares and were staked subsequent to recognition of alteration during a helicopter-borne reconnaissance exploration program in 2001. Official title documents have been issued for both claims, the details of which are summarized below.

Claim Name	Claim Number	Valid Until Date	Area (hectares)	Location
Cerro Grande	219469	March 5, 2059	11,201.55	Tetela de Ocampo Ixtacamaxtitlan Aquixtla, Pue.
Cerro Grande 2	233434	February 23, 2059	3,028	Zautla, Pue.
Total			14,229.55

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

In 2006, the Tuligtic project was optioned to Pinnacle Mines Ltd.  In 2007 this option agreement was terminated.  In 2009 the property was optioned to Antofagasta Minerals S.A. under terms whereby it could earn a 75% interest in the property. In 2009 and 2010 Antofagasta Minerals S.A., under Almaden operation, conducted a geophysical and exploration drilling program on the copper porphyry area of the project. The program consisted of three lines of IP geophysics and 2,522 meters of diamond drilling in six holes.  The IP chargeability results, along with that of previous programs carried out by Almaden, defined a 2 by 2.5 kilometer chargeability high the limits of which are currently only defined to the west and south. The drilling intersected skarn and porphyry copper-molybdenum mineralization in an intrusive complex. Four of the six drill holes were oriented within thirty degrees of north south and located within a 200 by 300 meter area roughly in the central portion of the IP chargeability anomaly. These holes were selected based on intensely altered and quartz-veined porphyry exposed in the drainages in the central portion of the chargeability anomaly. The drilling program encountered sub economic porphyry mineralisation. The mineralized intersections, despite being largely in skarn and uneconomic, are considered by the Company to be encouraging for the greater porphyry potential of the system. Antofagasta Minerals S.A. terminated its option on the project in March 2010.

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

Present Condition of Project and 2013 Exploration Program

Mineral Resources

In January 2013, the Company announced the initial National Instrument 43-101 mineral resource estimate on the Ixtaca Zone prepared by Giroux Consultants Ltd.  The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on mineral resources and reserves, definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

Cautionary Note to U.S. Investors concerning estimates of Indicated
 Resources
This section uses the term “indicated resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources
This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Under a base case of 0.5 grams per tonne (g/t) gold equivalent (AuEq) cutoff, the indicated resource is 2,019,000 AuEq ounces grading 1.10 g/t AuEq (0.52 g/t gold and 29.91 g/t silver). The inferred resource under the base case is 1,552,000 AuEq comprised of 41.53 million tonnes grading at 1.16 g/t AuEq (0.56 g/t gold and 31.41 g/t silver).

The Total Mineral Resource estimate (indicated and inferred) based on various cut-off grades is:

INDICATED RESOURCE

AuEqCut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	97,840,000	0.38	21.8	0.8	1,202,000	68,580,000	2,526,000
0.4	73,610,000	0.45	25.87	0.95	1,074,000	61,230,000	2,258,000
0.5	56,990,000	0.52	29.91	1.1	960,000	54,800,000	2,019,000
1	20,920,000	0.85	49.82	1.81	570,000	33,510,000	1,218,000
2	5,740,000	1.31	88.14	3.01	241,000	16,270,000	556,000

INFERRED RESOURCE

AuEqCut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	65,880,000	0.43	22.93	0.88	917,000	48,570,000	1,855,000
0.4	51,800,000	0.5	27.12	1.02	826,000	45,170,000	1,700,000
0.5	41,530,000	0.56	31.41	1.16	741,000	41,940,000	1,552,000
1	17,830,000	0.82	50.6	1.8	469,000	29,010,000	1,030,000
2	5,080,000	1.14	83.18	2.75	186,000	13,590,000	449,000

The resource estimate is based on 225 drill holes assayed for both gold and silver. The Ixtaca Zone contains gold and silver with roughly equal values per tonne of each metal. The calculations utilize three year trailing average prices of $1,500/oz gold and $29/oz silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semivariograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 m in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Indicated or Inferred based on drill hole density and grade continuity. In the base case, roughly 90% of the AuEq ounces are hosted in basement rocks, and the remaining 10% in volcanic rocks. Gold and silver recoveries used a combination of floatation, concentration and intensive leaching average 88% for Au and 82% for Ag across all geologic domains. In basement rocks, average recoveries are 93% for Au and 82% for Ag. In volcanics, average recoveries are 54.1% for Au and 61.9% for Ag. High gravity recoveries of gold in basement rocks averages 55%, and 15% for volcanic rocks.

Metallurgy
Metallurgical testing was performed by Blue Coast Research Ltd. in Parkesville, British Columbia. Test work commenced with the treatment of a range of composite samples, comprising half drillcore intersections from each of the main geologic domains: dyke, limestone, limestone/dyke high grade (HG), black shale (Northeast Extension Zone) and volcanic tuff material. Each composite was made up of five sub composites, each of which was taken from a separate drillhole, representing a different part of the respective geologic domain. Grades of composites received for testing are:

Zone	Au (g/t)	Ag (g/t)
Dyke	0.73	45.6
Limestone	0.76	4.9.25
Limestone/Dyke HG	0.76	123.5
Black Shale	0.93	46.4
Tuff	0.8	12.95

Metallurgical testwork comprising gravity-recoverable gold (GRG) testwork, leaching of the gravity tailings, as well as stage and bulk flotation tests on each of the 5 zone samples was conducted between October and December 2012. Combinations of gravity, leaching and flotation indicate excellent potential for gold and silver recovery from the resource. Individual metallurgical results for the zones tested are shown in the following table:

	Gravity Only Recovery		Floatation Only Recovery
Zone	Au (Wt%)	Ag (Wt%)	Au (Wt%)	Ag (Wt%)
Dyke	48.4	N/A	94.4	87.0
Limestone	58.7	N/A	85.7	79.9
Limestone/Dyke HG	58.7	N/A	92.0	88.8
Black Shale	54.9	N/A	93.2	83.5
Tuff (Volcanic)	15.1	N/A	52.3	63.2

Initial process results indicate that treatment of Ixtaca material by a combination of grinding to a p80 of 100-150μm plus gravity recovery on the cyclone underflow, with recovery of gold and silver by means of bulk flotation, followed by intensive leaching of the combined gravity and flotation concentrates is a viable process route for the Ixtaca resource. A summary of metallurgical parameters for the main zones tested for this process route is presented in the following table:

Zone	Overall Recovery
	Au Wt%	Ag Wt%
Dyke	96.8	85.3
Limestone	88.7	78.3
Limestone/Dyke HG	94.9	87.0
Black Shale	95.9	81.8
Tuff	54.1	61.9

In March 2013, Almaden issued an independent technical report on the project dated March 13, 2013.  The report entitled “Technical Report on the Tuligtic Project, Puebla State, Mexico” describes this resource and preliminary metallurgy. The report is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. and Dr. Andrew Bamber, P.Eng. of MineSense Ltd. all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").  The metallurgical testing work was conducted by Blue Coast Group, Parkesville, British Columbia.  The metallurgical testing results were reviewed by independent metallurgical engineer Dr. Andrew Bamber, P.Eng. who authored the above summary of the metallurgical test work.  The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques.  For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”).  Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish.  Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.  In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almaden’s drill hole and QAQC databases.  The review included an audit approximately 10% of drill core analyses used in the mineral resource estimate.  A total of 6,826 database gold and silver analyses were verified against original analytical certificates.  Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.  The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with handled with appropriate reanalyses.  The mineral resource estimate referenced in the January 31st press release and March 13th Technical Report was prepared in November-December 2012 by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.  A copy of the Technical Report on the Tuligtic Project, including the related consents of the authors, was filed on EDGAR under Form 6-K by the Company on March 25, 2013.

Subsequent to the cut off of holes that were used in the resource calculation, drilling has continued. Assay results were reported on March 20, 2013.  Drilling is planned to continue throughout the year with the focus on both testing for extensions to the known 43-101 resource and to test other targets on the property.  Preliminary engineering studies are also underway.

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

Location of El Cobre Project, Veracruz State, Mexico

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

In 1994 Almaden Minerals Ltd., through its wholly owned subsidiary Minera Gavilan S.A. de C.V., signed an option agreement with the underlying owner, Charlie Warren, whereby Almaden had the option to acquire a 100% interest in the claims.  This option has been exercised.

From 1995 to 1998, Almaden Minerals Ltd completed extensive exploration work mainly concentrated on porphyry Cu-Au and Au-Ag vein targets in the El Cobre area. Surface work included extensive grid based soil sampling and ground induced polarization (IP) and magnetics geophysics. This work also included 17 RC drill holes designed to test soil geochemical and IP geophysical anomalies spatially associated with mineralized float and outcrop. The 17-hole reverse circulation drill program totalled 2,390 meters and was completed in the spring of 1998. Several zones of gold and silver mineralized quartz-barite veins were intersected including the zone in hole CB-4 which cut 40 meters of 1.4g/t gold and 9.0 g/t silver. Shallow drill holes into an intrusive returned 107 meters of 0.25g/t gold and 0.18% copper in one hole and 40 meters averaging 0.39g/t gold and 0.15% copper in another. Drill testing of a third zone with two holes returned 20 meters of 0.45g/t gold and 0.11% copper and 15 meters of 0.23g/t gold and 0.16% copper. Based on this work, it was interpreted that these holes tested the top of a porphyry system.

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

From late November 2011 to January 2012, Almaden contracted a TITAN 24 deep earth imaging induced polarization survey on the project.  Late in 2012, a diamond drill was mobilized to the property and a very limited amount of drilling completed before year end.

Present Condition of Project and 2013 Exploration Program
The property is without known reserves and the 2013 exploration program is exploratory in nature.  For 2013 Almaden has planned an initial 5,000 diamond drilling program on the project designed to test the porphyry copper-gold targets defined by past work on the property.

The planned 2013 exploration program will be under the direction of Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101. It is anticipated that the analyses will be carried out using industry standard analytical techniques as follows: For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than generally 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than generally 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than generally 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards are inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.

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

The Tuligtic is considered a principal project because the work completed has resulted in a National Instrument 43-101 compliant resource estimate and there is considered to be potential to expand these resources.  The El Cobre project is also considered a principal property because past drilling has confirmed the presence of significant mineralization that is widespread and demonstrates a reasonable chance of discovering a larger copper-gold porphyry deposit.  As yet, no resources have been defined on the El Cobre project. Non principal projects have not yet had drilling results that indicate the presence of significant mineralization. Nevertheless the non-material projects are deemed worthy of preliminary exploration and drilling. Below is a list of non-principal properties and their current status with respect to agreements with others.  In 2012, Almaden carried out geochemical and geophysical exploration on the Nueva Espana and Mezquites projects.  While most work will be focused on the two principal properties, Almaden hopes to advance non-principal projects with preliminary exploration programs as staff and budget constraints permit.  The Company may form new agreements to explore these projects and, if negative exploration results are received, drop projects on this list.

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

On March 1, 2013 the Company signed a Letter of Intent with Tarsis Resources Ltd. (“Tarsis”) under which Tarsis will purchase a package of projects in western Mexico and eastern Nevada, USA in exchange for shares of Tarsis and a 2% NSR royalty. The projects in western Mexico include Yago (including Gallo de Oro), Mezquites and San Pedro.  The projects in eastern Nevada include BP and Black Jack Spring.   A director of the Company is also an officer of Tarsis.

 Item 5.                      Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2012, 2011 and 2010 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

The Company is in the business of acquiring and exploring mineral properties and prospects in Canada, the U.S. and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide, in whole or in part, funding for development and exploitation. At that stage, the Company’s operations would, to some extent, be dependent on the world market prices of any minerals mined. The Company does not have producing properties and operations on its properties and prospects are exploratory searches for mineable deposits.

Fiscal 2012 compared to Fiscal 2011
The Company’s operations during the year ended December 31, 2012 (“Fiscal 2012”) produced a net loss of $10,238,377 or $0.17 per share compared to net income of $7,294,858 or $0.13 per share for the fiscal year ended December 31, 2011 (“Fiscal 2011”).  The net loss in Fiscal 2012 is primarily due to impairment of marketable securities, general and administrative expenses, share-based compensation and impairment of exploration and evaluation assets.   The net income in Fiscal 2011 is primarily due to the sale of the Elk and Caballo Blanco properties.

During Fiscal 2012, the income on mineral property options totalled $47,500.  During Fiscal 2011, the income on mineral property options totalled $15,072,485 from the sales mentioned above and discussed below.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property.

Because the Company is an exploration company, it has no revenue from mining operations.  During Fiscal 2012 and 2011, revenue consisted primarily of interest income and other income from office rental and contract exploration services provided to third parties.

General and administrative expenses were $2,330,965 in Fiscal 2012, an increase from $2,096,097 in Fiscal 2011.  The most significant increases were due to the hiring of a full-time CFO and geologist and corporate sponsorship of a non-profit charitable organization which distributed new wheelchairs to individuals in Puebla, Veracruz and Oaxaca States in Mexico where the Company is currently focusing its exploration programs.    The Company also participated in a number of investor conferences such as the New Orleans Investment Conference, the Agora Financial Investment Symposium in Vancouver, the Precious Metals Summit in Colorado, the Prospectors and Developers Association Conference in Toronto and the World Resource Investment Conference in Vancouver.  Director’s fees totalling $39,000 were paid during the year ended December 31, 2012 and $33,000 during the year ended December 31, 2011.

General exploration expenses were $969,470 in Fiscal 2012, comparable to $961,992 in Fiscal 2011.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in Fiscal 2012 include impairment of marketable securities, share-based payments and impairment of interest in exploration and evaluation assets.  The impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company. Share-based payments are recognized for stock options granted.  Impairments of interests in exploration and evaluation assets fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.  Significant non-cash items in Fiscal 2011 include income on mineral property options and share-based payments.

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

Liquidity and Capital Resources

Fiscal 2012

At the end of Fiscal 2012, the Company had working capital of $19,474,784 including cash and cash equivalents of $16,487,408 compared to working capital of $30,513,403 including cash and cash equivalents of $21,184,159 at the end of Fiscal 2011. In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2012 was $2,666,437 or $2,391,669 above book value as presented in the financial statements.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for the foreseeable future.  The Company has no long-term debt.

Cash used in operations in Fiscal 2012 was $2,723,237 (2011 - $3,568,646) after adjusting for non-cash activities.  Significant changes in non-cash items in the current year are mainly due to impairment on marketable securities.  Significant changes in non-cash items in the comparable year include income on mineral property options and share-based payments.

Cash used in investing activities in Fiscal 2012 was $3,233,514 (2010 – cash from of $1,402,531).  Significant items in the current year include expenditures on mineral property interests of $7,407,896 (2011 - $6,197,667).  Significant items in the comparable year also include proceeds from mineral properties of $5,871,380 and the maturing of a short-term investment of $2,000,000.  Significant investments made in mineral property interests include drilling on the Tuligtic property in Mexico ($6,318,731) and the completion of geophysical surveys undertaken and preparation for drilling on the El Cobre property in Mexico ($365,102).  Significant investments made in mineral property interests in the comparable year include drilling on the Tuligtic property in Mexico ($4,630,341), geophysical surveys undertaken on the El Cobre property in Mexico ($609,059), exploration on the ATW project in the Northwest Territories ($326,446) and the Willow project in Nevada ($260,575).

During Fiscal 2012, the Company received a total of $1,260,000 on the exercise of 600,000 stock options.  During Fiscal 2011, the Company received a total of $7,262,442 net of share issue costs on closing a private placement financing of 100,000 common flow-through shares at a price of $4.00 per share, on the exercise of 2,030,000 stock options and on the exercise of 1,481,499 warrants.

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

Trend information
Many trend features discussed in Fiscal 2011 continue.  After a long period of low prices, metals rose to record levels and after several corrections, are again near their highs.  This appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits. These factors require frequent review of plans and budgets against a backdrop of fewer good exploration and development new projects along with the long term shortage of skilled exploration personnel.

Previous merger and acquisition activity in large organizations has slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover.  Write-downs on acquisitions have resulted in more caution by potential merger and acquisition candidates. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

Many junior exploration companies are having difficulty raising capital and those that do often do so at low prices resulting in significant dilution to shareholders.  Companies at the feasibility study stage or raising capital for production startup are finding that costs are increasing.

The price of both exploration and production companies focused on precious metals have underperformed when compared to the price of gold.  This has been attributed to various reasons such as the rise of funds that invest in precious metals which are capturing much of the investment interest in gold and silver.  This is no certainty that this will ever change.  Many in the investment and economic communities dispute the likelihood of inflationary or deflationary conditions and the effect of either on precious metal prices.  Any rise in interest rates might lower investment demand for gold and silver.

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

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  Table No. 4 lists the total contractual obligations as at December 31, 2012 for each period.

Table No. 4
Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease obligations	$229,700	$67,000	$162,700	-	-
Executive contracts	$1,010,000	$505,000	$505,000	-	-

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

Significant Accounting Policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Almaden America Inc.	U USA	exploration company
Republic Resources Ltd.	C Canada	service company
Puebla Holdings Inc.	C Canada	holding company
Ixtaca Precious Metals Inc.	C Canada	holding company
Pangeon Holdings Ltd.	C Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

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

(e)           Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)           Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture and fixtures	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Leasehold improvements	20% straight-line
Drill equipment	20%

(g)	Revenue recognition

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

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of an impairment.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where the "Group" is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Company has $12,500 of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.
When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)	Net (loss) income per share

The Company presents the basic and diluted net (loss)  income per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted net (loss) income per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(n)	Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2012.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

IFRS 9 Financial Instruments: Classification and Measurement – effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

IFRS 10 Consolidated Financial Statements – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, established principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entries.

IFRS 11 Joint Arrangements – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

IFRS 12 Disclosure of Interests in Other Entities – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 Fair Value Measurement – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out principles for the recognition of production stripping costs in the balance sheet.  The interpretation recognizes that some production stripping in surface mining activity will benefit future periods and sets out criteria for capitalizing such costs.

IAS 1 Presentation of Financial Statements – the IASB amended IAS 1 effective for annual periods beginning on or after July1, 2012 with a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

IAS 28 Investments in Associates and Joint Ventures – effective for annual periods beginning on or after January 1, 2013 as a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

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

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation (“Gold Mountain”) (See Note 7 to the consolidated financial statements) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

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

o	the estimated value of the exploration and development costs which is recorded in the statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive (loss) income;
o
the provision for income taxes which is included in the consolidation statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2012;

o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
o
the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a) of the consolidated financial statements; and

o
the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b) of the consolidated financial statements.

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

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin	72	February 1, 2002(4)
James E. McInnes(1)	75	February 1, 2002(4)
John D. McCleary(2)(3)	72	February 1, 2002(4)
Joseph Montgomery(1)(2)(3)	85	February 1, 2002(4)
Morgan Poliquin	41	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	67	February 1, 2002(4)
Barry W. Smee	67	July 6, 2006
Mark T. Brown (3)	44	May 30, 2011
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

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	72	February 1, 2002 (4)
Morgan Poliquin	President and Chief Executive Officer	41	March 1, 2007
Korm Trieu	Chief Financial Officer	47	May 30, 2011
Dione Bitzer	Controller and Secretary	52	February 1, 2002 (4) June 9, 2008
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

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 40 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph.D. from Dartmouth College. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as a director and President of Iron South Mining Inc., an iron exploration company listed on the TSX-V, Vice President of Exploration of Pacific Ridge Exploration Ltd., a gold and copper exploration company listed on the TSX-V and a director of Golden Peak Minerals Inc., a polymetallic (Cu-Pb-Zn-Au-Ag) exploration company listed on the TSX-V.

Barry W. Smee is a consulting geochemist based in British Colombia. He obtained a B.Sc. in chemistry and geology from the University of Alberta, and a Ph.D. in geochemistry from the University of New Brunswick. He has designed and managed commercial analytical laboratories and worked in academia, government and industry for over 40 years. He has authored or co-authored over 50 scientific papers on geochemical and quality control topics. Barry formed Smee and Associates Consulting Ltd., a privately owned geochemical consulting company in 1990 through which he has actively promoted the use of Quality Control protocols in mineral exploration, comprehensive due diligence procedures, and the intelligent use of modern geochemical methods. Dr. Smee spends less than 5% of his time on the affairs of the Company. He also serves as a director of Platinum Group Metals Ltd., a platinum exploration company listed on the TSX and NYSE MKT.

Mark T. Brown is a Chartered Accountant and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company.  He also serves as a director and CFO of Big Sky Petroleum Corporation, an oil and gas exploration company listed on the TSX-V and serves as CFO of Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V. Mr. Brown also serves as a director of the following companies:

a.	Avrupa Minerals Ltd., a base metals exploration company listed on the TSX-V.
b.	Estrella Gold Corporation, a gold exploration company listed on the TSX-V.
c.	Galileo Petroleum Ltd., an oil and gas exploration company listed on the TSX-V.
d.	Rare Element Resources Ltd., a rare earths and gold exploration company listed on the TSX and NYSE MKT.
e.	Animas Resources Ltd., a gold exploration company listed on the TSX-V.
f.	Strategem Capital Corp., an investment issuer listed on the TSX-V.

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

During Fiscal 2012, the Compensation Committee conducted an Executive and Directors Compensation Review which resulted in the recommendations that remuneration of the Chairman and Chief Executive Officer be increased to annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  All Directors are to be compensated $7,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee be compensated $3,000 yearly, effective January 1, 2013.  The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2012 was $867,488.

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 550,000 560,000	Nil Nil Nil	$327,000(1) $298,525(1) $208,100(1)
Morgan Poliquin President, Chief Executive Officer & Director	2012 2011 2010	$225,000 $206,250 $165,000	$90,000 $94,800 Nil	Nil Nil Nil	Nil Nil Nil	500,000 650,000 550,000	Nil Nil Nil	Nil Nil Nil
James E. McInnes Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 100,000 100,000	Nil Nil Nil	$7,500(2)(3) $5,000(2) $5,000(2)
Jack McCleary Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 100,000 150,000	Nil Nil Nil	$6,000(2) $5,000(2) $5,000(2)
Joseph Montgomery Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 225,000 100,000	Nil Nil Nil	$6,000(2) $5,000(2) $5,000(2)
Gerald G. Carlson Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 100,000 75,000	Nil Nil Nil	$6,000(2) $5,000(2) $5,000(2)
Barry W. Smee Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 125,000 100,000	Nil Nil Nil	$6,000(2) $10,000(2)(4) $5,000(2)
Mark T. Brown Director, former Chief Financial Officer	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	125,000 25,000 75,000	Nil Nil Nil	$3,488(2)(5) $26,325 (5) $60,000(5)
Donald M. Lorimer Former Director	2012 2011 2010	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil 100,000	N/A Nil Nil	$4,500(2)(3) $8,000(2)(3) $8,000(2)(3)
Marc Blythe Former Vice-President-Mining	2012 2011 2010	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil 75,000	N/A Nil Nil	N/A $24,938(6) $55,875(6)
Korm Trieu Chief Financial Officer	2012 2011 2010	$165,000 $88,084 N/A	$33,000 $15,000 N/A	Nil Nil N/A	Nil Nil N/A	75,000 150,000 N/A	Nil Nil N/A	Nil Nil N/A
Dione Bitzer Controller & Secretary	2012 2011 2010	$96,875 $73,950 $72,555	$10,000 $6,500 $6,000	Nil Nil Nil	Nil Nil Nil	Nil 125,000 35,000	Nil Nil Nil	Nil Nil Nil
(1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife.
(2) Director’s fees.
(3) Audit Chairman’s fees.
(4) For consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.
(5)  For financial and administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.
(6)  For technical services provided to the Company.

Remuneration for Termination

The Company has the following termination clauses within its executive compensation contracts.

The Executive Compensation Contract dated January 29, 2013 between the Company and Hawk Mountain Resources Ltd. (“Management Company”) will terminate or may be terminated for any one of the following reasons:

(a)	voluntary, upon at least three (3) months prior written notice of termination by the Management Company to the Company; or

(b)	without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Company to the Management Company; or
(c)	by the Company for Cause; or
(d)	upon the death or disability of the Executive, as hereinafter defined in Section 10; or
(e)	upon retirement by the Executive.

Termination by the Management Company Voluntarily or by the Company for Cause

If the Management Company shall voluntarily terminate the provision of the services of the Executive under this Agreement or if the engagement of the Management Company hereunder is terminated by the Company for Cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special termination compensation will be paid.

Cause to terminate the Management Company’s engagement hereunder shall mean:

(a)
the repeated and demonstrated failure by the Executive or the Management Company to perform the Executive or the Management Company’s material duties under this Agreement, after demand for substantial performance is delivered by the Company to the Management Company and the Executive that specifically identifies the manner in which the Company believes the Executive or the Management Company has not substantially performed the Executive or the Management Company’s duties under this Agreement; or

(b)	the willful engagement by the Executive or the Management Company in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Executive or the Management Company of the provisions of this Agreement; or
(d)	the Executive or the Management Company is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Management Company’s engagement under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Management Company in one lump sum an amount equal to two (2) times the Management Company’s then current Base Fee.  All the benefits theretofore provided to the Executive or the Management Company shall be continued as if the Executive was still an executive of the Company for a period of twelve (12) months from the date of termination.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Management Company’s services are otherwise terminated, the Company shall pay the Management Company, an amount of compensation equal to six (6) months of the Management Company’s then current Base Fee and all the benefits theretofore provided to the Executive or the Management Company shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an executive officer of the Company. If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Management Company.  If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Management Company within sixty (60) days of the Executive’s Disability. The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

(a)	For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)
  any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)
  during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)
  the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company.

(b)
Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Management Company’s services (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Management Company other than for “Good Reason”, as defined below) the Management Company shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum payment equal to three (3) times the Management Company’s then current Base Fee. In addition, all benefits then applicable to the Executive or the Management Company shall be continued for a period of eighteen (18) months after the date of termination.

(c)	For purposes of this Agreement, “Good Reason” shall mean, without the Management Company’s express written consent, any of the following:

(i)
the assignment to the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

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

(iv)
  the failure by the Company to continue to provide the Executive or the Management Company with benefits at least as favourable as those enjoyed by the Executive or the Management Company prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive or the Management Company of any material fringe benefit enjoyed by the Executive or the Management Company at the time of the Change in Control, or the increase by the Company of the number of weeks of the Executive’s services required to be provided to the Company by the Management Company; or

(v)
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Management Company with the same or a comparable position, duties, remuneration and benefits for the Executive and the Management Company as provided immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Management Company shall be entitled to stop providing the Executive’s services for Good Reason.

(d)
In the event the Management Company is entitled to a termination payment under this Agreement, then in addition to such termination payment, the Management Company shall be entitled to employment search assistance to secure other comparable employment for the Executive for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

The Management Company’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Management Company’s provision of the Executive’s services and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

The Executive Employment Contract dated January 29, 2013 between the Company and Morgan Poliquin will terminate or may be terminated for any one of the following reasons:

(a)	voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or
(b)	without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Company to the Executive; or
(c)	by the Company for Cause; or
(d)	upon the death or disability of the Executive, as hereinafter defined in Section 10; or
(e)	upon retirement by the Executive.

Termination by the Executive Voluntarily or by the Company for Cause

If the Executive shall voluntarily terminate employment under this Agreement or if the employment of the Executive is terminated by the Company for Cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive’s employment shall mean:

(a)
the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under this Agreement, after demand for substantial performance is delivered by the Company to the Executive that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive’s duties under this Agreement; or

(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise; or

(c)	any other willful violation by the Executive of the provisions of this Agreement; or

(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive’s employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive’s then current Base Salary, less all statutory withholdings and deductions. All the benefits theretofore provided to the Executive shall be continued as if the Executive was still an employee of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay the Executive or the Executive’s estate, an amount of compensation equal to six (6) months of the Executive’s then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an employee of the Company.  If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Executive’s Designate. If no Executive’s Designate survives the Executive, the entire amount shall be paid to the Executive’s estate within sixty (60) days of the Executive’s death. If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive’s Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

a.	For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)
any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)
during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)
the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company.

b.
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

c.	For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

(i)
the assignment to the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

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

The Executive’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Executive’s employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Company with the respect to form, substance and timeliness.

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

The exercise price of all incentive stock options granted under the Plan are determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2012 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 28, 2013 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,	220,000	$1.14	01/04/2015
Chairman of the Board & Director	140,000	1.00	06/21/2015
	100,000	2.22	08/27/2015
	500,000	3.29	06/08/2016
	50,000	2.93	08/15/2016
	100,000	2.18	05/04/2017

Morgan Poliquin	150,000	0.81	11/25/2014
President, Director &	350,000	1.14	01/04/2015
Chief Executive Officer	100,000	0.92	07/16/2015
	100,000	2.67	09/20/2015
	650,000	3.29	06/08/2016
	500,000	2.63	09/11/2017

James E. McInnes,	50,000	0.68	12/29/2013
Director	50,000	1.14	01/04/2015
	50,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016
	25,000	2.18	05/04/2017

Jack McCleary	100,000	0.92	07/16/2015
Director	50,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016
	25,000	2.18	05/04/2017

Gerald G. Carlson	50,000	0.68	12/29/2013
Director	50,000	1.14	01/04/2015
	25,000	2.73	11/22/2015
	50,000	3.29	06/08/2016
	50,000	2.93	08/15/2016
	25,000	2.18	05/04/2017

Joseph Montgomery	225,000	3.29	06/08/2016
Director	25,000	2.18	05/04/2017

Barry Smee	100,000	2.22	08/27/2015
Director	125,000	3.29	06/08/2016
	25,000	2.18	05/04/2017

Mark T. Brown	25,000	0.68	12/29/2013
Director	75,000	1.14	01/04/2015
	25,000	3.29	06/08/2016
	25,000	2.18	05/04/2017
	100,000	2.53	11/22/2017

Korm Trieu	150,000	3.29	06/08/2016
Chief Financial Officer	75,000	2.25	06/08/2017

Dione Bitzer	125,000	3.29	06/08/2016
Controller & Secretary

Total Directors/Officers (10 persons)	4,860,000
Total Employees/Consultants (9 persons)	990,000
Total Directors/Officers/Employees/Consultants	5,850,000

No funds were set aside or accrued by the Company during Fiscal 2012 to provide pension, retirement or similar benefits for directors or executive officers.

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

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company’s directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants.  The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy a Privacy Policy (the “Codes”).   The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

Chief Financial Officer (‘CFO’)

Reports to:
The CEO of the Company.

Responsibilities:
-	Developing, analyzing and reviewing financial data.
-	Reporting on financial performance.
-	Monitoring expenditures and costs.
-	Assisting the CEO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company.
-	Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.
-	Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO, shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted financial standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Audit Committee.

Controller

Reports to:
The Chairman, the Chief Operating Officer and the Chief Financial Officer

Responsibilities:
The Controller is responsible for:
-	assisting in developing, analyzing and reviewing financial data;
-	assisting in the reporting on financial performance;
-	assisting in the monitoring expenditures and costs;
-	assisting the CEO and CFO in preparing budgets
-	assisting in fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.

The Controller shall assist the CEO and CFO in establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO and CFO the key risks with respect to the Company and its business and reviewing with the CEO and CFO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained

The Controller in conjunction with the CEO and CFO shall assist in design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted accounting standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company is made known to the CEO and CFO and that any deficiencies are made known to the Audit Committee.

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

In the Fiscal year ended December 31, 2012 there were seven (7) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	6
Morgan Poliquin	7
James E. McInnes	7
Jack McCleary	7
Joseph Montgomery	7
Gerald G. Carlson	7
Barry W. Smee	6
Mark T. Brown	5

The Chairman is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2012, six (6) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE MKT Company Guide Rules.  The proposed Board is composed of eight members.  The Board believes that 6 directors would be considered independent - John McCleary, Joseph Montgomery, Gerald Carlson, Barry Smee, James E. McInnes and Mark T. Brown. The basis for determination of independence is under Canadian securities instrument NI 52-110 and NYSE MKT Exchange Company Guide Rules.   Accordingly, the Board is constituted with a majority of individuals who qualify as independent directors. The Company does not have a controlling or significant shareholder.  The Board believes that the membership of the Board fairly reflects the investment in the Company by minority shareholders.

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

Audit Committee

The members of the Audit Committee are Messrs. James E. McInnes, Joseph Montgomery and Gerald Carlson. The Audit Committee has met four (4) times during Fiscal 2012.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are John McCleary, Joseph Montgomery and Gerald Carlson. The Nominating and Corporate Governance Committee has met once (1) time during Fiscal 2012. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are John McCleary, Joseph Montgomery, Gerald Carlson and Mark T. Brown. The Compensation Committee has met six (6) times during Fiscal 2012 with John McCleary, Joseph Montgomery and Gerald Carlson attending six (6) meetings and Mark T. Brown attending four (4) meetings. The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Employees
As of December 31, 2012, the Company operated with seven persons in Canada, of which four are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership
Table No. 10 lists, as of March 28, 2013, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,384,437(1)	5.53%
Common	Morgan Poliquin	2,817,397(2)	4.55%
Common	James E. McInnes	889,580(3)	1.47%
Common	Jack McCleary	660,550(4)	1.09%
Common	Gerald G. Carlson	283,000(5)	0.46%
Common	Joseph Montgomery	250,000(6)	0.41%
Common	Barry Smee	300,000(7)	0.49%
Common	Mark T. Brown	270,300(8)	0.44%
Common	Korm Trieu	232,500(9)	0.38%
Common	Dione Bitzer	157,200(10)	0.26%
Common	Total Directors/Officers	9,244,964	14.24%
(1)	Of these shares 1,110,000 represent currently exercisable stock options and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.
(2)	Of these shares 1,850,000 represent currently exercisable stock options.
(3)	Of these shares 275,000 represent currently exercisable stock options. 239,470 of these shares are held indirectly through Laredo Investments Ltd., private company controlled by Mr. McInnes.
(4)	Of these shares 275,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(5)                  Of these shares 250,000 represent currently exercisable stock options.
(6)             Of these shares 250,000 represent currently exercisable stock options.
(7)	Of these shares 250,000 represent currently exercisable stock options.
(8)	Of these shares 250,000 represent currently exercisable stock options.
(9)	Of these shares 225,000 represent currently exercisable stock options.
(10)	Of these shares 125,000 represent currently exercisable stock options.

*Based on 60,017,321 shares outstanding as of March 28, 2013 and stock options held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company.  Table No. 11 lists, as of March 28, 2013, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,384,437(1)	5.53%
(1)	Of these shares 1,110,000 represent currently exercisable stock options. 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a company owned by Mr. Poliquin and his wife.

*Based on 60,017,321 shares outstanding as of March 28, 2013 and stock options held by each beneficial owner.

Related party transactions

Certain geological, technical, professional and general and administrative services were provided to the Company by directors and officers and/or companies controlled by them.  These directors and officers and the companies controlled by them are as follows:

(a) Duane Poliquin operates through the private company Hawk Mountain Resources Ltd.
(b) Barry Smee operates through his private company Smee & Associates Consulting Ltd.
(c) Mark T. Brown operates through his private company Pacific Opportunity Capital Ltd.

The costs of such services for Fiscal 2012 ended December 31, 2012 were $327,488, Fiscal 2011 ended December 31, 2011 were $329,850 and Fiscal 2010 ended December 31, 2010 were $268,100.

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

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer and the Chief Financial Officer. Key management also included the Vice-President-Mining until Fiscal 2011.  The aggregate compensation paid or payable to key management for services is as follows:

	February 28, 2013		December 31, 2012		December 31, 2011		December 31, 2010
Salaries and short-term employee Benefits	$118,300	(i)	$ 828,488	(ii)	$ 722,157	(iv)	$ 470,875	(vi)
Share based compensation	-		1,468,500	(iii)	3,883,250	(v)	1,862,500	(vii)
Directors’ fees	42,000		39,000		33,000		33,000
	$160,300		$2,335,988		$4,638,407		$2,366,375

(i)	Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $40,000 for geological services provided to the Company.

(ii)	Hawk Mountain was paid $315,000 for geological services provided to the Company.

(iii)
Comprised of 925,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 250,000 option-based awards is based on the fair value of the awards ($1.32) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.34) calculated using the Black-Scholes model at the June 8, 2012 grant date.  The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date. The value of 100,000 option-based awards is based on the fair value of the awards ($1.58) calculated using the Black-Scholes model at the November 22, 2012 grant date.

(iv)	Hawk Mountain was paid $268,050 for geological services provided to the Company.

(v)
Comprised of 2,025,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 1,825,000 option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes model at the June 8, 2011 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes model at the August 15, 2011 grant date.

(vi)	Hawk Mountain was paid $148,750 for geological services provided to the Company.

(vii)
Comprised of 1,065,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 75,000 option-based awards is based on the fair value of the awards ($0.94) calculated using the Black-Scholes model at the April 7, 2010 grant date.  The value of 240,000 option-based awards is based on the fair value of the awards ($1.00) calculated using the Black-Scholes model at the June 21, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($0.92) calculated using the Black-Scholes model at the July 16, 2010 grant date.  The value of 50,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 22, 2010 grant date. The value of 200,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 27, 2010 grant date.  The value of 100,000 option-based awards is based on the fair value of the awards ($2.67) calculated using the Black-Scholes model at the September 20, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.73) calculated using the Black-Scholes model at the November 22, 2010 grant date.

(b)	Other related party transactions

i)	Gold Mountain Mining Corporation (“Gold Mountain”)
Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares. During Fiscal 2012, the Company charged Gold Mountain $352,674 (2011 - $271,602; 2010 - $Nil) for exploration expenditures relating to the Elk project and surveys undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2012, Gold Mountain owed the Company $180,019 (2011 - $271,602; 2010 - $Nil).

ii)	Blue Sky Uranium Corp. (formerly Windstorm Resources Ltd.) (“Windstorm”)
Prior to July 5, 2012, a Director of Almaden, Gerry Carlson, was also Windstorm’s former President and Director.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm could have earned a 60% interest in the property.  On June 4, 2012, Windstorm terminated the Option Agreement.

iii)	ATW Resources Ltd. (“ATW”)
Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

iv)    Other

(a)	During the year ended December 31, 2012, the Company paid a company controlled by a Director of the Company $Nil (2011 - $5,000; 2010 - $Nil) for consulting services provided to the Company.
(b)	During the year ended December 31, 2012, the Company paid a company controlled by a Director of the Company, $488 (2011 - $1,325; 2010 - $Nil) for accounting services provided to the Company.
(c)
During the year ended December 31, 2012, an additional $12,000 was paid to Hawk Mountain for marketing and general administrative services provided by the spouse of the Chairman (2011 - $30,475; 2010 - $79,350).

(d)
During the year ended December 31, 2012, the Company employed the Chairman’s daughter for a salary of $62,216 less statutory deductions (2011 - $29,358; 2010 - $Nil) for marketing and administrative services provided to the Company.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM” and on the NYSE MKT (formerly the American Stock Exchange) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

The Company’s common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on the American Stock Exchange, now the NYSE MKT.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock for the years since listing on the American Stock Exchange, now the NYSE MKT.  Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX.

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
 (expressed in US$)

Year Ended	High	Low
12/31/2012	$3.33	$1.55
12/31/2011	5.35	2.00
12/31/2010	5.03	0.86
12/31/2009	1.34	0.55
12/31/2008	2.91	0.39

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2012	$3.31	$1.56
12/31/2011	5.17	2.08
12/31/2010	5.15	0.88
12/31/2009	1.37	0.64
12/31/2008	2.90	0.44

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Quarter Ended	High	Low
12/31/2012	$3.30	$2.45
09/30/2012	3.06	1.55
06/30/2012	2.70	1.69
03/31/2012	3.33	2.33
12/31/2011	3.04	2.00
09/30/2011	4.27	2.56
06/30/2011	5.35	3.31
03/31/2011	5.24	3.33

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2012	$3.25	$2.35
09/30/2012	2.99	1.56
06/30/2012	2.67	1.76
03/31/2012	3.31	2.37
12/31/2011	3.08	2.08
09/30/2011	3.73	2.23
06/30/2011	5.07	2.82
03/31/2011	5.17	3.25

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
 (expressed in US$)

Month Ended	High	Low
02/28/2013	$2.81	$2.05
01/31/2013	3.26	2.53
12/31/2012	3.30	2.78
11/30/2012	3.00	2.49
10/31/2012	2.78	2.45
09/30/2012	3.06	2.55

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
02/28/2013	$2.79	$2.11
01/31/2013	3.20	2.56
12/31/2012	3.25	2.75
11/30/2012	2.98	2.49
10/31/2012	2.70	2.35
09/30/2012	2.99	2.53

The closing price of the Company’s common stock was $2.12 (US$) on the NYSE MKT and $2.16 (C$) on TSX on February 28, 2013.

In recent years, securities markets in Canada and the U.S. have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Exploration for gold and other minerals is considered high risk and highly speculative in the resource industry and the trading market for precious and base metal exploration companies is characteristically volatile, with wide fluctuations of price and volume only in part related to progress of exploration.  There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

The Company's common stock is issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 28, 2013, the shareholders' list for the Company’s common shares showed 122 registered shareholders and 60,017,331 shares outstanding. 101 of these registered shareholders are U.S. residents, owning 15,110,425 shares representing 25% of the issued and outstanding shares of common stock.  16 of these registered shareholders are Canadian residents, owning 44,898,636 shares representing 75% of the issued and outstanding shares of common stock.  5 of these registered shareholders are of other countries, owning 8,270 shares representing 0% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 28, 2013:

Table No. 18
Shares Issued to March 28, 2013

Number
Balance, December 31, 2012	59,722,321
For cash on the exercise of stock options	45,000
Pursuant to property acquisition agreement	250,000

Balance, March 28, 2013	60,017,321

Item 10.      Additional Information

Flow-Through Shares
The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares.  Flow-through shares differ from other common shares in one aspect only, all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on qualifying natural resources/exploration development in Canada. The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the Company. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any company or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other company or firm unless the Company in general meeting directs otherwise.

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

Advance Notice Policy
On January 28, 2013 the Company’s Board of Directors approved and adopted an Advance Notice Policy (the “Policy”) which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”): or (ii) a shareholder proposal made pursuant to the provisions of the Act.

The policy, among other things, fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Advance Notice Policy is filed as an exhibit to the 2012 20F Annual Report with the Commission on March 28, 2013.

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

2.   Amendment to Option Agreement dated May 20, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to July 31, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on May 31, 2011.

3.   Option Agreement dated June 17, 2011 between the Company and G4G Resources Ltd. (“G4G”) whereby G4G has the right to earn a 60% interest in the Yago prospect by paying $50,000 to the Company, spending US$6,000,000 and issuing 3,000,000 shares of G4G to the Company within five years.  The full text of the Option Agreement is filed with the Commission as Exhibit 4.2 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

4. Amendment No. 2 to Option Agreement dated July 12, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to September 30, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 22, 2011.

5. Amendment No. 3 to Option Agreement dated September 19, 2011 between the Company and Sunburst Explorations Inc. (“Sunburst”) extending the date whereby the common shares of Sunburst are to be listed for trading on the TSX Venture Exchange to December 31, 2011.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on September 22, 2011.

6. Transfer Agreement dated September 23, 2011 between the Company, Candymin S.A. de C.V. (“Candymin”) and Goldgroup Mining Inc. (“Goldgroup”) whereby the Company has agreed to transfer all its interest in the Caballo Blanco Property to Goldgroup and Candymin has agreed to transfer, release and quit claim the El Cobre Interest. The full text of the Transfer Agreement is filed with the Commission as Exhibit 4.3 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

7. Retained Interest Agreement dated September 23, 2011 between the Company, 0919921 B.C. Ltd. (“0919921”) and Goldgroup Mining Inc. (“Goldgroup”) whereby Almaden is causing its subsidiary to enter into a transfer agreement where under all property rights are transferred to Goldgroup’s subsidiary. The full text of the Retained Interest Agreement is filed with the Commission as Exhibit 4.4 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

8.  Amending Agreement dated September 26, 2011 between the Company, 0919921 B.C. Ltd. and Goldgroup Mining Inc. whereby the definition of Closing Date in the Retained Interest Agreement is replaced.  The full text of the Amending Agreement is filed with the Commission as Exhibit 4.5 to the Company’s Form 20-F/A-2, Amendment No.2, for the year ended December 31, 2010 on October 31, 2011.

9. Option Agreement dated January 23, 2012 between the Company and Fjordland Exploration Inc. (“Fjordland”) whereby Fjordland has the right to earn a 100% interest in the Dill prospect by paying $50,000 to the Company and issuing 2,000,000 shares of Fdjordland upon completion of a NI 43-101 Resource Estimate by Fjordland.  The full text of the Option Agreement was furnished to the Commission under cover of Form 6-K on February 14, 2012.

10.  Advance Notice Policy dated January 28, 2013 whereby the Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company.  The full text of the Policy is filed as an exhibit to the 2012 20F Annual Report with the Commission on March 28, 2013.

11.  Executive Compensation Contract dated effective as of January 29, 2013 between the Company and Hawk Mountain Resources Ltd. (“Hawk”) whereby Hawk agrees to provide the services of Duane Poliquin as Executive Chairman for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $240,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20F Annual Report with the Commission on March 28, 2013.

12.  Executive Compensation Contract dated effective as of January 29, 2013 between the Company and Morgan Poliquin (“Poliquin”) whereby Poliquin agrees to provide the services of President and Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $265,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20F Annual Report with the Commission on March 28, 2013.

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

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian company carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a company, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian company or an equivalent undivided interest in the voting shares of such company are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian company is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian company is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian company is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian company is controlled by a non-Canadian, the acquisition of control of any other Canadian company by such company may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian company is not in fact controlled by the acquirer through the ownership of voting shares.

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

Taxation
The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, company or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the U.S., have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a U.S. holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Revenue Agency.  This summary does not take into account Provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Certain Canadian Federal Income Tax Consequences
The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income
Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a company resident in Canada.  The Company is responsible for withholding of tax at the source.  The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a company that beneficially owns at least 10 percent of the voting stock of the payor company.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend.  The Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.
The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares
Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

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

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

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

Certain U.S. Federal Income Tax Consequences
The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Holder or prospective holder and not an opinion or representation with respect to the U.S. Federal income tax consequences to any such Holder or prospective holder is made.  The following summary was not written and is not intended to be used, and cannot be used, by any person for the avoidance of any penalties with respect to taxes that may be imposed on such person.  Holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
As used herein, a U.S. Holder includes a holder of common shares of the Company who is a citizen or resident of the U.S., a company (or an entity which has elected to be treated as a company under Treasury Regulation Sections 301.7701-3) created or organized in or under the laws of the U.S. or of any political subdivision thereof, any estate other than a foreign estate (as defined in Section 7701(a)(31)(A) of the Code or, a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30)(E) of the Code). This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder of the Company or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares of the Company.

Distribution on Common Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a company.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain U.S. companies.  A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income.  The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

For individuals whose entire income from sources outside the U.S. consists of qualified passive income and whose total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and for whom an election is made under section 904(j), the general limitation on the foreign tax credit under section 904(a) does not apply.

Disposition of Common Shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not companies, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are companies (other than companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
In the following circumstances, the above sections of the discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Passive Foreign Investment Company
As a foreign company with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code.  Section 1297 of the Code defines a PFIC as a company that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes among other types of income, interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign company or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign companies who are subject to U.S. Federal income taxation under one of three alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

Under one method, a U.S. shareholder who elects in a timely manner to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the company qualifies as a PFIC his pro-rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the company's annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the company qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions" by the company. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a company is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the company no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a Pedigreed QEF election.

If a U.S. shareholder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the company is a PFIC and the U.S. shareholder holds shares of the company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making or not making a QEF Election.

Under an alternative method, U.S. Holders who hold (actually or constructively) marketable stock of a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (a) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (b) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisors regarding the manner of making such an election.

Controlled Foreign Company
If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by U.S. Holders, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign company” or “CFC” under Subpart F of the Code.  This classification would effect many complex results, one of which requires such 10% U.S. Holders to include in their income their pro rata shares of the Subpart F income of the CFC and the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a U.S. Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the U.S. Shareholder and while the Company was a CFC attributable to the shares sold or exchanged. If a foreign company is both a PFIC and a CFC, the foreign company generally will not be treated as a PFIC with respect to certain 10% U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign company’s ending with or within such taxable years of U.S. Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

Filing of Information Returns
Under a number of circumstances, U.S. persons acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, under Section 6046 of the Code, any U.S. person who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, such U.S. persons should consult their own tax advisors concerning these requirements.

Documents on Display

Any of the documents referred to above can be viewed at the registered office of the Company located at 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

This Annual Report and the Company’s recent 6-K filings can be viewed on the U.S. Securities and Exchange EDGAR web-site at www.sec.gov.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.  A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $65,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $4,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2012.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management’s assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2012 and as stated in the Report of Independent Registered Chartered Accountants, as included herein, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

The Independent Registered Chartered Accountants, Deloitte LLP, who audited the Company’s annual financial statements for the year ended December 31, 2012, have issued an attestation report on the Company’s Internal Control Over Financial Reporting as included in the financial statements included with this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during Fiscal 2012 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company’s Board of Directors has determined that Mr. James E. McInnes is the Company's audit committee financial expert. Mr. McInnes served as President of Horseshoe Gold Mining Inc. (now Cosigo Resources Ltd.) from 1991 to 2011, and has served as a director with other publicly traded companies. Mr. McInnes is independent as defined by Section 803(B) of the NYSE MKT Listing Standards.

Item 16B.     Code of Ethics
The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter.  These initial codes were filed with the 20-F Annual Report for the fiscal year ended December 31, 2003 as filed with the U.S. Securities and Exchange Commission on May 11, 2004. After review, the Company has adopted revised and new codes as follow: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and a Privacy Policy (the “Codes”). The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

Item 16C.     Principal Accountant Fees and Services

Audit Committee's pre-approval policies and procedures
The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Deloitte LLP. Any services provided by Deloitte LLP that are not specifically included within the scope of the audit must be preapproved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2012 and 2011, fees paid to Deloitte LLP were approved pursuant to the de minimus exception for tax services.

Table No. 19 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19
Principal Accountant Fees
	Years ended December 31
	2012	2011
Audit fees	$157,407	$104,690
Audit-related fees	39,823	58,500
Tax fees	115,317	117,104
Other fees	-	-

Fiscal 2012 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F.  Fiscal 2011 audit fees relate to the annual audit of the Company’s financial statements and review of the Form 20-F.  Audit-related fees consist of IFRS conversion and advisory services.  Tax fees relate to the completion of income tax returns and tax consulting services.  Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.    Corporate Governance
The Company’s class of common shares are listed on the NYSE MKT.  In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the NYSE MKT.

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

Audited Financial Statements
Independent registered chartered accountants report on the consolidated financial statements, dated March 27, 2013
Report on internal control over financial reporting dated March 27, 2013
Consolidated statements of financial position at December 31, 2012 and 2011
Consolidated statements of comprehensive loss for the years ended December 31, 2012, 2011 and 2010
Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010
Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010
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
--Incorporated by reference to the Form 6-K furnished with the Commission on February 14, 2012--
4.1	Executive Compensation Contract dated January 29, 2013 with Hawk Mountain Resources Ltd.
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--
4.2	Executive Compensation Contract dated January 29, 2013 with Morgan Poliquin
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
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
11.1	Advance Notice Policy dated January 28, 2013
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2012

Almaden Minerals Ltd.
December 31, 2012

Table of contents

Report of Independent Registered Chartered Accountants.........................................................1-4

Notes to the consolidated financial statements..........................................................................9-42

Schedule:
1.	Consolidated schedule of general and administrative expenses..........................................43

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd.  and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive (loss) income, statements of changes in equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants
March 27, 2013
Vancouver, Canada

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 27, 2013 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants
March 27, 2013
Vancouver, Canada

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)
	December 31,	December 31,
	2012	2011

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	16,487,408	21,184,159
Accounts receivable and prepaid expenses (Note 4)	1,571,629	1,148,406
Marketable securities (Note 5)	2,201,808	8,471,167
Inventory (Note 6)	274,768	274,768
	20,535,613	31,078,500

Non-current assets
Investment in associate (Note 7)	10,266,386	10,179,423
Exploration and evaluation assets deposit (Note 10(g)(vii))	138,929	138,929
Reclamation deposit (Note 3(l))	33,264	129,764
Contingent shares receivable (Note 8)	238,200	662,700
Property, plant and equipment (Note 9)	1,310,474	1,245,543
Exploration and evaluation assets (Note 10)	16,609,450	10,470,410
	28,596,703	22,826,769
TOTAL ASSETS	49,132,316	53,905,269

LIABILITIES
Current liabilities
Trade and other payables	1,060,829	565,097

EQUITY
Share capital (Note 11)	75,237,977	73,353,977
Reserves (Note 11)	9,947,336	6,861,644
Deficit	(37,113,826)	(26,875,449)
	48,071,487	53,340,172
TOTAL EQUITY AND LIABILITIES	49,132,316	53,905,269
Commitments (Note 17)

These consolidated financial statements are authorized for issue by the Board of Directors on March 27, 2013.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Joseph Montgomery
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive (loss) income
(Expressed in Canadian dollars)
	Years ended December 31,
	2012	2011	2010

	$	$	$
Revenue
Interest income	173,302	161,664	38,589
Other income	125,865	87,048	195,286
	299,167	248,712	233,875
Expenses (income)
Impairment of exploration and evaluation assets	1,268,856	318,847	725,951
Recovery in value of exploration and evaluation assets	-	-	(84,323)
General and administrative expenses (Schedule 1)	2,330,965	2,096,097	1,493,611
Income on exploration and evaluation assets (Note 13)	(47,500)	(15,072,485)	(1,923,430)
General exploration expenses	969,470	961,992	646,358
Share-based payments	1,716,250	4,930,700	2,108,800
	6,238,041	(6,764,849)	2,966,967
Operating (loss) income	(5,938,874)	7,013,561	(2,733,092)

Other (loss) income
Gain (loss) on investment in associate (Note 7)	86,963	1,286,740	(151,926)
Loss on dilution of equity investments (Note 7)	-	(122,843)	(168,449)
Impairment of marketable securities (Note 5)	(3,856,819)	(987,600)	-
Loss on fair-value of contingent share receivable (Note 8)	(424,500)	-	-
Gain (loss) on sale of marketable securities	12,275	149,069	(556,753)
Gain (loss) on sale of property, plant and equipment	3,051	(9,374)	2,836
Foreign exchange loss	(120,473)	(54,695)	(163,034)
(Loss) income before income taxes	(10,238,377)	7,274,858	(3,770,418)
Income tax recovery (Note 16)	-	20,000	305,766

Net (loss) income for the year	(10,238,377)	7,294,858	(3,464,652)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial
assets, net of tax of nil	(2,341,238)	(2,661,274)	149,738
Reclassification adjustment relating to available-for-sale
financial assets included in net (loss) income,
net of tax of nil	4,334,680	839,572	556,753
Other comprehensive income (loss) for the year	1,993,442	(1,821,702)	706,491

Total comprehensive (loss) income for the year	(8,244,935)	5,473,156	(2,758,161)

Basic net (loss) income per share (Note 14)	(0.17)	0.13	(0.07)
Diluted net (loss) income per share (Note 14)	(0.17)	0.12	(0.07)

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
	Years ended December 31,
	2012	2011	2010

	$	$	$
Operating activities
Net (loss) income for the year	(10,238,377)	7,294,858	(3,464,652)
Items not affecting cash
Deferred income tax recovery	-	(20,000)	(305,766)
(Gain) loss on investment in associate	(86,963)	(1,286,740)	151,926
Loss on dilution of equity investment	-	122,843	168,449
Depreciation	325,995	271,061	189,580
(Gain) loss on sale of marketable securities	(12,275)	(149,069)	556,753
Loss on fair value of contingent share receivable	424,500	-	-
Impairment of marketable securities	3,856,819	987,600	-
Income on exploration and evaluation assets	(47,500)	(15,067,486)	(1,923,430)
Impairment of exploration and evaluation assets	1,268,856	318,847	725,951
Recovery in value of exploration and evaluation assets	-	-	(84,323)
Share-based payments	1,716,250	4,930,700	2,108,800
(Gain) loss on sale of property, plant and equipment	(3,051)	9,374	(2,836)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(423,223)	(610,006)	163,827
Trade and other payables	495,732	(213,672)	19,326
Deferred exploration advances payable	-	(156,956)	156,956
Net cashed used in operating activities	(2,723,237)	(3,568,646)	(1,539,439)
Investing activities
Reclamation deposit	96,500	(5,000)	(40,764)
Short term investment	-	2,000,000	(2,000,000)
Marketable securities
Purchases	-	-	(1,550)
Net proceeds	4,435,757	579,783	1,009,484
Property, plant and equipment
Purchases	(395,018)	(678,274)	(502,822)
Net proceeds	7,143	15,022	5,190
Assets classified as held for sale	-	(182,713)	-
Mineral properties
Costs	(7,407,896)	(6,197,667)	(5,478,095)
Net proceeds on disposal	30,000	5,871,380	15,000
Net cash (used in) from investing activities	(3,233,514)	1,402,531	(6,993,557)
Financing activity
Issuance of shares, net of share issue costs	1,260,000	7,262,442	11,478,157
Net cash from financing activity	1,260,000	7,262,442	11,478,157

Net cash (outflows) inflows	(4,696,751)	5,096,327	2,945,161
Cash and cash equivalents, beginning of year	21,184,159	16,087,832	13,142,671
Cash and cash equivalents, end of year	16,487,408	21,184,159	16,087,832
Supplemental cash and cash equivalents information - Note 15

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	compensation	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$
Balance, January 1, 2010	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	4,998,890	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	895,000	919,500	-	-	-	-	-	919,500
Fair value of share options transferred to share capitalon exercise of options	-	533,250	(533,250)	-	-	(533,250)	-	-
Share-based payments	-	-	2,108,800	-	-	2,108,800	-	2,108,800
Private placements	4,892,021	9,234,011	-	35,500	-	35,500	-	9,269,511
Shares issued for cash on exercise of warrants	740,656	983,380	-	-	-	-	-	983,380
Fair value of warrants transferred to share capital on exercise of warrants	-	306,180	-	(306,180)	-	(306,180)	-	-
Total comprehensive loss for the year	-	-	-	-	706,491	706,491	(3,464,652)	(2,758,161)
Balance, December 31, 2010	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Shares issued for cash on exercise of stock options	2,030,000	4,922,900	-	-	-	-	-	4,922,900
Fair value of share options transferred to share capitalon exercise of options	-	2,546,300	(2,546,300)	-	-	(2,546,300)	-	-
Share-based payments	-	-	4,930,700	-	-	4,930,700	-	4,930,700
Private placements and other	110,000	386,243	-	-	-	-	-	386,243
Shares issued for cash on exercise of warrants	1,481,499	1,933,299	-	-	-	-	-	1,933,299
Fair value of warrants transferred to share capital on exercise of warrants	-	711,305	-	(711,305)	-	(711,305)	-	-
Total comprehensive (loss) income for the year	-	-	-	-	(1,821,702)	(1,821,702)	7,294,858	5,473,156
Balance, December 31, 2011	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options transferred to share capital on exercise of options	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,716,250	-	-	1,716,250	-	1,716,250
Total comprehensive loss for the year	-	-	-	-	1,993,442	1,993,442	(10,238,377)	(8,244,935)
Balance, December 31, 2012	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of exploration and evaluation assets.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether these assets contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.           Basis of preparation

(a)           Statement of Compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

(b)           Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2012.

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
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

2.           Basis of preparation (Continued)

(d)           Significant accounting judgments and estimates (continued)

adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation (“Gold Mountain”) (Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

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

Estimates

o	the recoverability of accounts receivable and prepaid expenses which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive (loss) income;

o	the estimated value of the exploration and development costs which is recorded in the statement of financial position;
o	the inputs used in accounting for share option expense in the consolidated statement of comprehensive (loss) income;
o
the provision for income taxes which is included in the consolidation statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2012;

o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

2.	Basis of preparation (Continued)

(d)           Significant accounting judgments and estimates (continued)

o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);
o	the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

3.	Significant accounting policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:
	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Puebla Holdings Inc.	Canada	holding company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V. Minera Gorrion, S.A. de C.V.	Mexico Mexico	exploration company exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

3.	Significant accounting policies (Continued)

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
For the years ended December 31, 2011 and 2012
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

Other financial liabilities - This category includes promissory notes, amounts due to related parties and trade and other payables, all of which are recognized at amortized cost.

(d)           Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)          Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)          Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture and fixtures	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Leasehold improvements	20% straight-line
Drill equipment	20%

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
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

Other income
Revenue from other income consists of office rental and contract exploration services provided to third parties and is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(h)           Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of an impairment.

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
For the years ended December 31, 2011 and 2012
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

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing mines”.

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
For the years ended December 31, 2011 and 2012
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

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates that have been substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and assets reflect the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at the end of the reporting period.

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
For the years ended December 31, 2011 and 2012
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

(l)           Reclamation and closure cost obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of exploration and evaluation assets.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $12,500 (2011 - $109,000) of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 (2011 - $20,764) of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m)           Net (loss) income per share

The Company presents the basic and diluted net (loss) income per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted net (loss) income per share is determined by adjusting the net (loss) income attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

3.           Significant accounting policies (Continued)

(n)           Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2012.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following standards or amendments are effective for annual periods beginning on or after January 1, 2013.

i. IFRS 10 Consolidated Financial Statements

ii. IFRS 11 Joint Arrangements

iii. IFRS 12 Disclosure of Interests in Other Entities

iv. IFRS 13 Fair Value Measurement

v. IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

vi. IAS 1 Presentation of Financial Statements

vii. IAS 28 Investments in Associates and Joint Ventures

The following standards or amendments are effective for annual periods beginning on or after January 1, 2015.

i. IFRS 9 Financial Instruments

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2012	2011
Accounts receivable	$984,399	$616,774
HST receivable	114,204	69,424
Allowance for doubtful accounts	(79,485)	(75,030)
Prepaid expenses	552,511	537,238
	$1,571,629	$1,148,406

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the year ended December 31, 2012, the Company determined that $3,856,819 (2011 - $987,600; 2010 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2012 is $2,666,437 (2011 - $2,547,173).

7.           Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit. Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s gain (loss) during the year ended December 31, 2012 in the amount of $86,963 (2011 - $1,286,740; 2010 - $(151,926)). The fair value of the investment at December 31, 2012 is $8,025,000 (2011 - $14,177,500).

During the year ended December 31, 2012, the Company charged Gold Mountain $352,674 (2011 - $271,602) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2012:

	December 31, 2012	December 31, 2011
Total assets	$33,101,281	$31,794,050
Total liabilities	$2,145,327	$628,018
Revenue	$108,919	$11,877
Loss	$253,942	$1,104,080

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

8.	Contingent shares receivable

(a) As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $90,000 (2011 - $144,000) based on management’s best estimate of the fair value of the common shares as at December 31, 2012 and a loss on fair value adjustment of $54,000 (2011 - $Nil) in the statement of comprehensive (loss) income during the year ended December 31, 2012.

(b) On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $148,200 (2011 - $518,700) based on management’s best estimate of the fair value of the common shares as at December 31, 2012 and a loss on fair value adjustment of $370,500 (2011 - $Nil) in the statement of comprehensive (loss) income during the year ended December 31, 2012.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

9.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2011	553,318	139,195	316,495	160,053	65,106	380,532	27,181	1,214,680	2,856,560
Additions	21,599	-	10,500	44,364	-	39,870	-	278,685	395,018
Disposals	(42,822)	-	-	-	-	-	-	-	(42,822)
December 31, 2012	532,095	139,195	326,995	204,417	65,106	420,402	27,181	1,493,365	3,208,756

Accumulated depreciation
December 31, 2011	339,981	121,415	248,719	93,271	55,529	251,417	27,181	473,504	1,611,017
Disposals	(38,730)	-	-	-	-	-	-	-	(38,730)
Depreciation	66,013	3,556	21,908	26,689	1,915	29,810	-	176,104	325,995
December 31, 2012	367,264	124,971	270,627	119,960	57,444	281,227	27,181	649,608	1,898,282

Carrying amounts
December 31, 2011	213,337	17,780	67,776	66,782	9,577	129,115	-	741,176	1,245,543
December 31, 2012	164,831	14,224	56,368	84,457	7,662	139,175	-	843,757	1,310,474

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

9.	Property, plant and equipment (continued)

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	27,181	760,180	2,233,429
Additions	138,643	570	45,634	26,135	-	12,792	-	454,500	678,274
Disposals	(55,143)	-	-	-	-	-	-	-	(55,143)
December 31, 2011	553,318	139,195	316,495	160,053	65,106	380,532	27,181	1,214,680	2,856,560

Accumulated depreciation
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	26,059	345,022	1,370,704
Disposals	(30,747)	-	-	-	-	-	-	-	(30,747)
Depreciation	61,720	4,374	19,268	23,020	2,394	30,680	1,122	128,482	271,060
December 31, 2011	339,981	121,415	248,719	93,271	55,529	251,417	27,181	473,504	1,611,017

Carrying amounts
December 31, 2010	160,810	21,584	41,410	63,667	11,971	147,003	1,122	415,158	862,725
December 31, 2011	213,337	17,780	67,776	66,782	9,577	129,115	-	741,176	1,245,543

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

10.	Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	BP	Caldera	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2011)	231,059	45,599	46,451	148,254	110,047	50,205	385,110	1,016,725
Additions	-	-	-	-	-	-	19,463	19,463
Proceeds from options	-	-	-	-	-	-	(47,500)	(47,500)
Proceeds received from options on exploration and evaluation assets in excess of cost-reclassified to income	-	-	-	-	-	-	47,500	47,500
Impairment of deferred acquisition costs	-	-	-	-	-	(50,204)	(309,513)	(359,717)
Closing balance (December 31, 2012)	231,059	45,599	46,451	148,254	110,047	1	95,060	676,471
Deferred exploration costs
Opening balance (December 31, 2011)	6,012,795	742,292	1,390,111	629,914	134,736	432,595	111,242	9,453,685
Costs incurred during the year
Drilling and related costs	2,843,049	-	-	-	-	-	-	2,843,049
Professional/technical fees	504,480	14,562	-	8,961	-	1,158	67,382	596,543
Claim maintenance/lease cost	257,218	29,069	15,551	22,032	34,694	30,360	283,912	672,836
Geochemical, metallurgy	2,302,880	23,398	-	-	-	-	71,587	2,397,865
Travel and accommodation	141,536	6,703	-	-	-	229	46,585	195,054
Geology, exploration	168,391	135,301	1,633	16,719	-	-	59,081	381,125
Supplies and misc.	54,726	1,370	70	-	-	1,970	5,833	63,969
Geophysical, geosciences	9,978	142,500	-	-	-	-	67,205	219,683
Reclamation, environmental	36,473	12,199	-	-	-	-	1,762	50,433
Recoveries	-	-	-	-	-	(30,824)	(1,300)	(32,124)
Impairment of deferred exploration costs	-	-	-	-	-	(435,488)	(473,651)	(909,139)
	6,318,731	365,102	17,254	47,712	34,694	(432,595)	128,396	6,479,294
Closing balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	169,430	-	239,638	15,932,979
Total exploration and evaluation assets	12,562,585	1,152,993	1,453,816	825,880	279,477	1	334,698	16,609,450

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

10.           Exploration and evaluation assets (Continued)

	Tuligtic	El Cobre	ATW	Willow	BP	Caldera	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2010)	231,059	41,988	46,451	148,254	110,047	50,205	295,367	923,371
Additions	-	3,611	-	-		-	113,912	117,523
Impairment of deferred acquisition costs	-	-	-	-	-	-	(19,848)	(19,848)
Recoveries	-	-	-	-	-	-	(4,321)	(4,321)
Closing balance (December 31, 2011)	231,059	45,599	46,451	148,254	110,047	50,205	385,110	1,016,725
Deferred exploration costs
Opening balance (December 31, 2010)	1,382,454	136,844	1,063,665	369,339	43,346	443,237	76,889	3,515,774
Costs incurred during the year
Drilling and related costs	1,732,164	-	208,945	-	-	-	-	1,941,109
Professional/technical fees	566,859	18,340	25,571	23,777	-	2,449	131,013	768,009
Claim maintenance/lease cost	117,955	24,020	15,580	18,246	40,355	13,453	243,451	473,060
Geochemical	924,242	-	-	-	29,777	-	11,417	965,436
Travel and accommodation	321,981	25,741	-	-	4,607	3,964	41,893	398,186
Geology, engineering	382,971	179,266	76,315	-	16,650	-	-	655,202
Salaries and wages	180,881	3,643	-	-	-	135	9,201	193,860
Supplies and misc.	186,127	14,894	35	552	-	880	14,660	217,148
Geophysical, geosciences	203,143	489,500	-	218,000	-	-	16,273	926,916
Reclamation, environmental	14,018	7,000	-	-	-	-	-	21,018
Recoveries	-	(156,956)	-	-	-	(20,023)	(129,555)	(306,534)
Impairment of deferred exploration costs	-	-	-	-	-	-	(298,999)	(298,999)
Proceeds from options	-	-	-	-	-	(11,500)	-	(11,500)
Income from exploration and evaluation assets	-	-	-	-	-	-	(5,000)	(5,000)
	4,630,341	605,448	326,446	260,575	91,389	(10,642)	34,354	5,937,911
Closing balance (December 31, 2011)	6,012,795	742,292	1,390,111	629,914	134,735	432,595	111,243	9,453,685
Total exploration and evaluation assets	6,243,854	787,891	1,436,562	778,168	244,782	482,800	496,353	10,470,410

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

10.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired a 100% interest in the Tuligtic property by staking.  This property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada by staking.

(e)           BP

In 2010, the Company acquired a 100% interest in the BP property in Nevada by staking.

(f)           Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm") to earn a 60% interest in the property.  Windstorm would have had to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.  During 2012, Windstorm terminated the Option Agreement.  The Company recorded a write-down in 2012 of $485,693 (2011 - $Nil).

(g)           Other

(i)	Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”) to earn a 60% interest.  During 2011, Fairmont terminated its option on the property.

(ii)	Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

10.           Exploration and evaluation assets (Continued)

(g)           Other (continued)

(iii)	Merit

The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest.  Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

(iv)                  San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim.  The Company recorded a write-down in 2012 of $56,283 (2011 - $56,195).

(v)      Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. During 2007, the Company acquired a 100% interest in the As de Oro claim.   The Company recorded a write-down in 2012 of $111,162 (2011 - $77,479).

(vii) Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).  The Company recorded a write-down in 2012 of $271,979 (2011 - $Nil).

(viii) Other write-downs of interest in exploration and evaluation assets

The Company wrote down its interest in other exploration and evaluation assets in aggregate by $343,739 during the year ended December 31, 2012 (2011 - $185,175).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

11.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2012, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2011 and 2010 are as follows:

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

(c)	Warrants

No warrants were granted nor exercised during the year ended December 31, 2012.  There were no warrants outstanding at December 31, 2012 and 2011.

The continuity of warrants for the years ended December 31, 2011 and 2010 are as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired	December 31, 2011
December 17, 2011	$0.85	236,000	-	236,000	-	-
December 17, 2011	$1.40	1,180,500	-	1,180,500	-	-
March 16, 2011	$1.25	40,000	-	40,000	-	-
June 29, 2011	$1.20	24,999	-	24,999	-	-
		1,481,499	-	(1,481,499)	-	-

Weighted average
exercise price		$1.30	-	$1.30	-	-

Expiry date	Exercise Price	December 31, 2009	Granted	Exercised	Expired	December 31, 2010
March 20, 2010	$3.00	25,000	-	-	(25,000)	-
September 30, 2010	$1.15	113,158	-	113,158	-	-
December 17, 2011	$0.85	236,000	-	-	-	236,000
December 17, 2011	$1.40	1,648,000	-	467,500	-	1,180,500
March 16, 2011	$1.25	-	175,000	135,000	-	40,000
June 29, 2011	$1.20	-	49,997	24,998	-	24,999
		2,022,158	224,997	(740,656)	(25,000)	1,481,499

Weighted average
exercise price		$1.34	$1.24	$1.33	$3.00	$1.30

On March 31, 2010, the Company extended the expiry date of 113,158 warrants for six months.  There was no significant change in fair value for the modification of these warrants recalculated on the extension date.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2012, the Company had reserved 82,232 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the year ended December 31, 2012 vested on the date granted. The continuity of stock options for the years ended December 31, 2012, 2011 and 2010 are as follows:

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired/ cancelled	December 31, 2012 ,
March 25, 2012	$3.90	45,000	-	-	(45,000)	-
September 10, 2012	$2.32	500,000	-	(500,000)	-	-
November 1, 2012	$2.72	60,000	-	-	(60,000)	-
November 15, 2012	$2.68	100,000	-	-	(100,000)	-
December 13, 2012	$4.30	25,000	-	-	(25,000)	-
March 17, 2013	$2.35	40,000	-	-	-	40,000
April 12, 2013	$2.36	-	25,000	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	-	65,000	-	-	65,000
July 13, 2014	$1.96	-	170,000	-	-	170,000
November 22, 2014	$2.53	-	60,000	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$1.00	240,000	-	(100,000)	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	-	250,000	-	-	250,000
June 8, 2017	$2.25	-	75,000	-	-	75,000
September 11, 2017	$2.63	-	500,000	-	-	500,000
November 22, 2017	$2.53	-	100,000	-	-	100,000
Options outstanding and exercisable		5,475,000	1,245,000	(600,000)	(230,000)	5,890,000
Weighted average
exercise price		$2.39	$2.38	$2.10	$3.11	$2.39

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2011
July 6, 2011	$2.50	1,695,000	-	1,695,000	-	-
November 22, 2011	$2.73	100,000	-	-	100,000	-
March 25, 2012	$3.90	-	45,000	-	-	45,000
September 10, 2012	$2.32	500,000	-	-	-	500,000
November 1, 2012	$2.72	-	60,000	-	-	60,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 13, 2012	$2.52	50,000	-	50,000	-	-
December 13, 2012	$4.30	25,000	-	-	-	25,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,090,000	-	50,000	-	1,040,000
April 7, 2015	$0.94	35,000	-	35,000	-	-
June 21, 2015	$1.00	240,000	-	-	-	240,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	355,000	-	150,000	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	175,000	-	50,000	-	125,000
June 8, 2016	$3.29	-	2,320,000	-	-	2,320,000
August 15, 2016	$2.93	-	200,000	-	-	200,000
Options outstanding and exercisable		4,980,000	2,625,000	2,030,000	100,000	5,475,000

Weighted average
exercise price		$1.95	$3.26	$2.43	$2.73	$2.39

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (Continued)

Expiry date	Exercise Price	December 31, 2009	Granted	Exercised	Expired/ cancelled	December 31, 2010
June 17, 2010	$1.79	240,000	-	-	(240,000)	-
September 15, 2010	$1.07	140,000	-	(140,000)	-	-
July 6, 2011	$2.50	1,795,000	-	(100,000)	-	1,695,000
November 22, 2011	$2.73	-	100,000	-	-	100,000
September 10, 2012	$2.32	500,000	-	-	-	500,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 13, 2012	$2.52	50,000	-	-	-	50,000
December 13, 2012	$4.30	-	25,000	-	-	25,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
December 29, 2013	$0.68	655,000	-	(530,000)	-	125,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015	$0.94	-	75,000	(40,000)	-	35,000
June 21, 2015	$1.00	-	240,000	-	-	240,000
July 16, 2015	$0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$2.22	-	380,000	(25,000)	-	355,000
September 20, 2015	$2.67	-	100,000	-	-	100,000
November 22, 2015	$2.73	-	175,000	-	-	175,000
Options outstanding and exercisable		3,670,000	2,445,000	(895,000)	(240,000)	4,980,000

Weighted average
exercise price		$1.98	$1.55	$1.03	$1.79	$1.95

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

The weighted average fair value of options granted during the years ended December 31, 2012, 2011, and 2010, calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
100,000	November 22, 2012	$1.58	1.37%	5	77.91%	$Nil
60,000	November 22, 2012	$0.72	1.17%	2	50.80%	$Nil
500,000	September 11, 2012	$1.76	1.22%	5	77.87%	$Nil
170,000	July 13, 2012	$0.80	1.07%	2	76.42%	$Nil
75,000	June 8, 2012	$1.63	1.20%	5	74.66%	$Nil
250,000	May 4, 2012	$2.03	1.20%	5	75.79%	$Nil
65,000	May 4, 2012	$1.05	1.00%	1.5	75.79%	$Nil
25,000	April 12, 2012	$0.74	1.00%	1	76.46%	$Nil
60,000	November 1, 2011	$0.86	0.99%	1	78.13%	$Nil
200,000	August 15, 2011	$2.17	1.30%	5	77.10%	$Nil
2,320,000	June 8, 2011	$1.89	2.10%	5	76.58%	$Nil
45,000	March 25, 2011	$1.34	1.72%	1	90.17%	$Nil
25,000	December 13, 2010	$1.67	1.70%	2	70.94%	$Nil
175,000	November 22, 2010	$1.85	2.24%	5	70.18%	$Nil
100,000	November 22, 2010	$0.86	1.70%	1	70.47%	$Nil
100,000	September 20, 2010	$1.56	2.00%	5	69.44%	$Nil
380,000	August 27, 2010	$1.19	2.00%	5	68.86%	$Nil
210,000	July 16, 2010	$0.52	2.00%	5	65.67%	$Nil
240,000	June 21, 2010	$0.54	2.59%	5	66.46%	$Nil
75,000	April 7, 2010	$0.62	2.59%	4	69.02%	$Nil
1,140,000	January 4, 2010	$0.67	2.59%	5	65.27%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

12.       Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the former Vice-President-Mining.  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2012		December 31, 2011		December 31, 2010

Salaries, fees and benefits	$828,488	(i)	$722,157	(iii)	$470,875	(v)
Share based compensation	1,468,500	(ii)	3,883,250	(iv)	1,862,500	(vi)
Director’s fees	39,000		33,000		33,000
	$2,335,988		$4,638,407		$2,366,375

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $315,000 for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 925,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.32) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.34) calculated using the Black-Scholes model at the June 8, 2012 grant date. The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date. The value of 100,000 option-based awards is based on the fair value of the awards ($1.58) calculated using the Black-Scholes model at the November 22, 2012 grant date.

(iii)	Hawk Mountain was paid $268,050 for geological services provided to the Company and is recorded in general exploration expenses.

(iv)
Comprised of 2,025,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 1,825,000 option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes model at the June 8, 2011 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes model at the August 15, 2011 grant date.

(v)	Hawk Mountain was paid $148,750 for geological services provided to the Company and is recorded in general exploration expenses.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

12.       Related party transactions and balances (Continued)

(a)	Compensation of key management personnel (continued)

(vi)
Comprised of 1,065,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 75,000 option-based awards is based on the fair value of the awards ($0.94) calculated using the Black-Scholes model at the April 7, 2010 grant date.  The value of 240,000 option-based awards is based on the fair value of the awards ($1.00) calculated using the Black-Scholes model at the June 21, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($0.92) calculated using the Black-Scholes model at the July 16, 2010 grant date.  The value of 50,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 22, 2010 grant date. The value of 200,000 option-based awards is based on the fair value of the awards ($2.22) calculated using the Black-Scholes model at the August 27, 2010 grant date.  The value of 100,000 option-based awards is based on the fair value of the awards ($2.67) calculated using the Black-Scholes model at the September 20, 2010 grant date.  The value of 200,000 option-based awards is based on the fair value of the awards ($2.73) calculated using the Black-Scholes model at the November 22, 2010 grant date.

(b)	Other related party transactions

i)  Gold Mountain Mining Corporation (“Gold Mountain”)

Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares (See Note 7).

During the year ended December 31, 2012, the Company charged Gold Mountain $352,674 (2011 - $271,602; 2010 - $Nil) for exploration expenditures relating to the Elk project and surveys undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2012, Gold Mountain owed the Company $180,019 (2011 - $271,602; 2010 - $Nil).

ii)  Blue Sky Uranium Corp. (formerly Windstorm Resources Ltd.) (“Windstorm”)

Prior to July 5, 2012, a Director of Almaden, Gerald Carlson was also Windstorm’s former President and Director.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm could have earned a 60% interest in the property.  On June 4, 2012, Windstorm terminated the Option Agreement.

iii)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

12.       Related party transactions and balances (Continued)

(b)           Other related party transactions (continued)

iv)  Other

(a)	During the year ended December 31, 2012, the Company paid a company controlled by a Director of the Company $Nil (2011 - $5,000; 2010 - $Nil) for consulting services provided to the Company.

(b)	During the year ended December 31, 2012, the Company paid a company controlled by a Director of the Company, $488 (2011 - $1,325; 2010 - $Nil) for accounting services provided to the Company.

(c)
During the year ended December 31, 2012, an additional $12,000 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2011 - $30,475; 2010 - $79,350).

(d)
During the year ended December 31, 2012, the Company employed the Chairman’s daughter for a salary of $62,216 less statutory deductions (2011 - $29,358; 2010 - $Nil) for marketing and administrative services provided to the Company.

13.           Income on exploration and evaluation assets

Income on exploration and evaluation assets is comprised of the following:

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010

Sale of Elk property (Note 7)	$-	$4,266,166	$-
Sale of Caballo Blanco property (Note 10(b))	-	10,801,320	-
Sale of Bufa property	-	-	1,754,948
Sale of Tropico property	-	-	153,482
Other	47,500	4,999	15,000
	$47,500	$15,072,485	$1,923,430

14.           Net (loss) income per share

Basic and diluted net (loss) income per share

The calculation of basic net (loss) income per share for the year ended December 31, 2012 was based on the (loss) income attributable to common shareholders of $(10,238,377) (2011 - $7,294,858; 2010 – ($3,464,652)) and a weighted average number of common shares outstanding of 59,349,992 (2011 – 57,268,649; 2010 – 51,187,561).

The calculation of diluted net (loss) per share for the year ended December 31, 2012 did not include the effect of stock options as they are anti-dilutive. The calculation of diluted net income per share for the year ended December 31, 2011 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 1,791,544 stock options and 692,502 warrants.  For the year-ended December 31, 2010, diluted net loss per share did not include the effect of stock options and warrants as they are anti-dilutive.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

15.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31, 2012	December 31, 2011	December 31, 2010

Investing activities
Fair value of share options transferred to share capital on exercise of options	$624,000	$2,546,300	$533,250
Fair value of warrants transferred to share capital on exercise of warrants	-	711,305	306,180
Fair value of warrants upon completion of private placement	-	-	35,550
Shares received on sale of Caballo Blanco property	-	7,727,300	-
Shares received on sale of Elk property Shares received on sale of Tropico property	--	10,206,250-	-153,600
Shares received on sale of Bufa property	-	-	1,770,000
Shares received on option of Dill property	17,500

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2012	December 31, 2011

Cash	$11,187,358	$7,390,793
Term Deposits	5,300,050	-
Government of Canada (T-Bills)	-	9,998,700
Bankers Acceptance	-	3,794,666
	$16,487,408	$21,184,159

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

16.           Income taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net (loss) income before income taxes due to the following:

	December 31, 2012	December 31, 2011
Net (loss) income before income taxes	$(10,238,377)	$7,274,858
Statutory rate	25.0%	26.5%

Expected income tax	(2,559,594)	1,927,837
Effect of different tax rates in foreign jurisdictions	(63,945)	(27,226)
Non-deductible stock based compensation	428,749	1,306,636
Other permanent items	681,626	311,122
Change in deferred tax assets not recognized	1,757,082	(111,343)
Other	(243,918)	-
Change in expected reversal rate on temporary difference	-	(916,280)
Impact of deferred tax rates applied vs. current statutory rates	-	(206,996)
Impact of capital gains rate on tax deferred sale	-	(1,141,875)
Unrecognized DITL on investment in associates	-	(1,141,875)
Tax recovery on flow-through shares	-	(20,000)
	$-	$(20,000)

The Canadian Federal corporate tax rate decreased from 16.5% to 15% in 2012.  The reduction in tax rates resulted in an overall decrease in the Company's statutory tax rate from 26.5% to 25%.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

(b)	The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2012	December 31, 2011

Deferred tax assets
Non-capital losses	$1,916,686	$-
Exploration and evaluation assets	-	129,675
Property, plant and equipment	1,584	-
	1,918,270	129,675
Deferred tax liabilities
Exploration and evaluation assets	(1,881,220)	-
Contingent shares receivable	(37,050)	(129,675)
	(1,918,270)	(129,675)

Net deferred tax assets (liabilities)	$-	$-

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2012	December 31, 2011

Non-capital loss carryforwards	$9,332,601	$4,142,123
Capital loss carryforwards	1,887,677	1,729,781
Exploration and evaluation assets	4,496,451	3,673,272
Share issue costs	406,198	630,475
Property, plant and equipment	136,964	2,234,113
Cumulative eligible capital deduction	120,906	65,408
Marketable securities	4,104,998	2,277,917
	$20,485,795	$14,753,089

At December 31, 2012, the Company had operating loss carryforwards available for tax purposes in Canada of $2,020,006 (2011 - $16,300) which expire between 2028 and 2032 and in Mexico of $14,141,479 (2011 - $4,125,823) which expire between 2013 and 2022.

Taxable temporary differences in relation to investments in associates for which a deferred tax liability has not been recognized is $6.4 million (2011 - $7.1 million).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

17.           Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2012, the remaining payments for the executive contract and the operating lease are due as follows:

	2013	2014	2015	2016	2017	Total

Office lease	$67,000	$75,000	$81,000	$6,700	$-	$229,700
Executive contracts	505,000	505,000	-	-	-	1,010,000
	$572,000	$580,000	$81,000	$6,700	$-	$1,239,700

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

As at December 31, 2012, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$634,214	$41,540
Accounts receivable and prepaid expenses	-	530,121
Total assets	$634,214	$571,661

Trade and other payables	$40,800	$11,520
Total liabilities	$40,800	$11,520

Net assets	$593,414	$560,141

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $65,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $4,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

18.           Financial instruments (Continued)

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2012, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

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

A 1% change in the interest rate would change the Company’s net income by $165,000.

   (e)         Commodity price risk
The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $27,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

18.           Financial instruments (Continued)

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$2,201,808	$-	$-	$2,201,808

19.           Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2011 and 2012
Presented in Canadian dollars

20           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	December 31, 2012	December 31, 2011

Canada	$2,564,122	$6,135,926
United States	1,105,361	1,072,760
Mexico	14,250,441	4,507,267
	$17,919,924	$11,715,953

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.					Schedule 1
Consolidated schedule of general and administrative expenses
(Expressed in Canadian dollars)
	Year ended December 31,
	2012		2011		2010

	$		$		$

Professional fees		483,250		495,665	349,648
Salaries and benefits		535,081		296,544	129,370
Travel and promotion		368,481		289,425	221,665
Depreciation		325,995		271,061	189,580
Office and license		183,256		260,187	146,390
Rent		158,334		164,919	165,126
Stock exchange fees		106,901		131,539	124,909
Insurance		103,536		107,645	110,884
Transfer agent fees		22,676		45,617	22,544
Directors fees		39,000		33,495	33,495
Bad debt expense		4,455		-	-
		2,330,965		2,096,097	1,493,611

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated:  March 28, 2013                                                                                     By     /s/Morgan Poliquin
Morgan Poliquin, CEO