Form 20-F
period 2013-12-31
ALMADEN MINERALS LTD
filed 2014-04-01
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

( )	Date of event requiring this shell company report …………………………

( )	For the transition period from _____________________ to ____________________

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

64,578,321

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

Large accelerated filer (   )                                                      Accelerated filer (   )                                                      Non-accelerated filer (X)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

TABLE OF CONTENTS

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

Kriging:  (a) A statistical technique employed in calculating grade and tonnage of ore reserves from sampling data.  The data are handled by computer.  (b) A technique for interpolating which honors data points exactly.  An output point is calculated as a linear combination of known data points.  Kriging attempts to produce the best linear unbiased estimate.  Used to interpolate between drillholes.

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

National Instrument 43-101 or NI 43-101: A rule developed by the Canadian Securities Administrators and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.  It covers oral statements as well as written documents and websites.  It requires that all disclosure be based on advice by a “qualified person” and in some circumstances that the person be independent of the issuer and the property.

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

Ordinary kriging:  The basic technique of kriging and uses a weighted average of neighbouring samples to estimate the 'unknown' value at a given location.  Weights are optimized using the semi-variogram model, the location of the samples and all the relevant inter-relationships between known and unknown values. The technique also provides a "standard error" which may be used to quantify confidence levels.

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
Co:  Cobalt
CRD: Carbonate replacement deposit
Cu:  Copper
EIS: Environmental Impact Statement
Fe:  Iron
gpm: gallons per minute
gpt: grams per tonne
g/t:   grams per tonne
IP:  Induced Polarization geophysical survey
masl:  meters above sea level
Ni:  Nickel
NSR: net smelter return royalty
opt: ounces per ton
Oz:  Troy ounce
Pb:  Lead
Pd:  Palladium
PGM: Platinum group minerals
Pt:  Platinum
QA/QC:  Quality Assurance/Quality Control
S:   Sulphur
tpd: Tonnes per day
ton: Short ton (2,000 pounds)
tonne: Metric ton (1000 kilograms - 2204.62 pounds)
VLF: Very low frequency electromagnetic geophysical survey
VMS:  Volcanogenic massive sulphide

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

Please see “CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES,” below.

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

Definitions

Qualified Person
Mineral Resource and Mineral Reserve estimates and resulting technical reports under NI 43-101 must be prepared by or under the direction of, and dated and signed by, a Qualified Person. A “Qualified Person” means an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise. Determination of what constitutes relevant experience can be a difficult area and common sense has to be exercised. For example, in estimating Mineral Resources for vein gold mineralization, experience in a high-nugget, vein-type mineralization such as tin, uranium etc. should be relevant whereas experience in massive base metal deposits may not be. As a second example, for a person to qualify as a Qualified Person in the estimation of Mineral Reserves for alluvial gold deposits, he or she would need to have relevant experience in the evaluation and extraction of such deposits. Experience with placer deposits containing minerals other than gold, may not necessarily provide appropriate relevant experience for gold. In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for Mineral Resource estimates must have sufficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could affect the reliability of the data. Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

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

Preliminary Economic Assessment
A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101.  However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all, or any part, of a mineral deposit in these categories will ever be converted into reserves. “Indicated  Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Preliminary Feasibility studies, except in rare cases. Investors are cautioned not to assume that all, or any part, of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations promulgated thereunder. Further, the term “mineralized material” as used in this Annual Report on Form 20-F does not indicate “reserves” by SEC standards.  We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

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

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The following selected financial data of the Company for Fiscal 2013, Fiscal 2012 and Fiscal 2011 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data set forth for Fiscal 2010 and Fiscal 2009 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.   The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Pursuant to SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS as issued by IASB without reconciliation to U.S. GAAP.

The basis of preparation is described in Note 2 to our consolidated financial statements.

Table No. 1
Selected Financial Data
International Financial Reporting Standards (“IFRS”)
(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009

Revenues	$220	$299	$249	$234	$2,441
Net (loss) income	(6,357)	(10,238)	7,295	(3,465)	(2,286)
Basic net (loss) income per common share	(0.10)	(0.17)	0.13	(0.07)	(0.05)
Diluted net (loss) income per common share	(0.10)	(0.17)	0.12	(0.07)	(0.05)
Weighted average shares (000)	62,055	59,350	57,269	51,188	45,847

Working capital	12,676	19,475	30,513	29,187	14,530
Exploration and evaluation assets	24,447	16,609	10,470	4,439	8,417
Net assets	47,891	48,071	53,340	35,694	25,171
Total assets	48,988	49,132	53,905	36,343	25,659
Capital stock	81,151	75,238	73,354	62,854	50,878
Dividends declared per share	0	0	0	0	0

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2013	$1.03	$1.07	$0.98	$1.06
Fiscal Year Ended 12/31/2012	1.00	1.04	0.97	1.00
Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02
Fiscal Year Ended 12/31/2010	1.03	1.08	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05

Table No. 3
Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014
High	$1.05	$1.05	$1.06	$1.07	$1.12	$1.11
Low	1.02	1.03	1.04	1.06	1.06	1.10

The exchange rate was $1.12 on March 21, 2014.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $6,356,609 in Fiscal 2013, $10,238,377 in Fiscal 2012 and net income of $7,294,858 in Fiscal 2011.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2013, revenue consisted of interest and other income from office rental, and a royalty payment from Gold Mountain from the Elk property.  During Fiscal 2012 and Fiscal 2011, revenue consisted of interest and other income from office rental and contract exploration services provided to third parties.

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

As a requirement for performing certain exploration activities, the Company has $33,264 on deposit as reclamation bonds for exploration work and site disturbance on prospects in Canada and the U.S.  These allocated funds have been deposited for the benefit of the Province of British Columbia and the State of Nevada until released upon approval from the Province and State after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 28, 2014 there were share purchase options outstanding allowing the holders of these options to purchase 6,195,000 shares of common stock and warrants allowing the holders of these warrants to purchase 4,562,000 shares of common stock.  Directors and officers of the Company hold 5,210,000 of these share purchase options and 76,000 of these warrants.  An additional 985,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 28, 2014 there were 64,578,321 shares of common stock outstanding, the exercise of all of the existing share purchase options would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 16.7%.

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

Changes to Mexican Mining Taxes
In October 2013, the Mexican Congress approved a package of tax reforms which included significant changes to the country’s mining royalties and tax structure. These new laws have an effective date of January 1, 2014. The changes include a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization (“EDITDA”) and an additional 0.5% royalty on gross revenues from precious metal production. The new law also increases annual taxes on certain inactive exploration concessions by 50 to 100%. These changes may result in increased holding costs to the Company for its existing mineral concessions. The new taxes and royalties may also materially and adversely affect the potential to define economic reserves on any Mexican properties and result in the Company’s Mexican properties being less attractive to potential optionees or joint-venture partners.

Foreign Incorporation and Civil Liabilities
The Company was created under amalgamation under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside the U.S.  Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgements of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin and Morgan Poliquin also serve as directors of Gold Mountain Mining Corporation.  Joseph Montgomery also serves as a director of Infrastructure Materials Corp. and Cosigo Resources Inc.  Gerald Carlson also serves as Vice-President of Exploration of Pacific Ridge Exploration Ltd. and a director of Golden Peak Minerals Inc.  Barry Smee also serves as a director of Platinum Group Metals Ltd.  Mark Brown also serves as a director and CFO of Big Sky Petroleum Corporation and Tarsis Resources Ltd.  He also serves as a director of Avrupa Minerals Ltd., Estrella Gold Corporation, Galileo Petroleum Ltd., Animas Resources Ltd., Strategem Capital Corp. and Sutter Gold Mining Ltd.  These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Dependence on Key Personnel
The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company maintains no “Key Man” insurance coverage, and the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

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

The Company was formed by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd. on February 1, 2002.  The Company operates under the laws of the Business Corporations Act (British Columbia).

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

At December 31, 2013, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993  and a 38.8% share interest in Gold Mountain Mining Corporation, a company incorporated in British Columbia, Canada on June 12, 2008 (formerly Beanstalk Capital Inc. and Set For Growth Developments Ltd.).

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

In Mexico, mining law is a federal matter.  The government requires annual assessment work and expenditures per hectare which increase with the size and age of the claim.  Under the tax reforms effective January 1, 2014, if a concession holder has not conducted exploration or exploitation activities during a two-year period, the concession holder would have to pay an additional 50% of the taxes payable per hectare if within the last 11 years, and an additional 100% of the taxes payable if after year 12.  Land taxes per hectare also have to be paid by January 31 and July 31 each year.  Both amounts are subject to inflation accounting and the inflation adjustment number for each fiscal period is published in the official gazette. Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control.  This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.

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

Duplicates
During drill programs the company routinely includes a field duplicate into the sample stream, spaced at 20 sample intervals. Field duplicate samples are splits of drill core or reverse circulation cuttings from the sample interval. The resulting two field duplicate samples are submitted with separate sample numbers “blind” to the assay lab and separately treated as normal samples. The samples are taken randomly with no regard to rock type, geographic position or degree of alteration or mineralization. These field duplicates are then used to detect the cumulative uncertainties associated with the entire sampling and analytical process.

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

PRINCIPAL PROPERTIES INTERESTS

The Tuligtic Prospect – Mexico

Location and Access
The Ixtaca deposit, the epithermal gold-silver target within the Tuligtic Property, is located 8 km northwest of the town of San Francisco Ixtacamaxtitlán, the county seat of the municipality of Ixtacamaxtitlán, Puebla State. The project is accessible by driving 40 km east along Highway 119 from Apizaco, an industrial centre located approximately 50 km north of Puebla City by two-lane Highway, and then north approximately 2 km along a gravel road to the town of Santa Maria.  The trip from Apizaco to site can be driven in approximately 1.5 hours. There is also access to the Property using gravel roads from the northeast via Tezhuitan and Cuyoaco, from the south via Libres and from the northwest via Chignahuapan.  The Xicohtencatl Industrial complex lies 30 km southwest by paved road from the Tuligtic Project, and houses agricultural, chemical, biomedical and industrial manufacturing facilities and is serviced by rail.  Puebla, the fourth largest city in Mexico has a population in excess of 4 million people, and includes one of the largest Volkswagen automotive plants outside Germany.

The Topography on the Tuligtic Project is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 metres (m) above sea level in the south to 2,800 m in the north.  Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsidence vegetables, bean and corn crops.  The Ixtaca Zone exploration area has been previously cleared and logged.  The region has a temperate climate with average temperatures ranging from 19°C in June to 10°C in December.  The area experiences about 600 mm of precipitation annually with the majority falling during the rainy season, between June and September.  Exploration can be conducted year round within the Property.  Electricity is available on the Property as the national electricity grid services nearby towns such as Santa Maria and Zacatepec.  Water for exploration is available from year-round natural springs located at higher elevations above and upstream of the Ixtaca deposit.  The surface rights locally are privately owned and where Almaden is exploring the Company has negotiated surface land use agreements with surface rights landowners.

Claims and Title
The Tuligtic property consists of two claims held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc.  The claims, tabularized below, cover an area of over 14,000 hectares and were staked.  Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  Official title documents have been issued for both claims, the details of which are summarized below.

Claim Name	Claim Number	Valid Until Date	Area (hectares)	Location
Cerro Grande	219469	March 5, 2059	11,201.55	Tetela de Ocampo Ixtacamaxtitlan Aquixtla, Pue.
Cerro Grande 2	233434	February 23, 2059	3,028	Zautla, Pue.
Total			14,229.55

Geological Setting of the Tuligtic Project and Ixtaca Zone
Within the Tuligtic Project, argillaceous limestone of the Late Jurassic to Early Cretaceous Upper Tamaulipas formation is underlain by transitional calcareous clastic rocks including siltstone, grainstone, mudstone, and calcareous shale.  During the Laramide orogeny the carbonate package was intensely deformed into a series of thrust-related east verging anticlines.  Calcareous shale units appear to occupy the cores of the anticlines while the thick bedded limestone/mudstone units occupy the cores of major synclines at the Ixtaca Zone.  These carbonate basement units are crosscut by intensely altered intermediate composition dykes in the Tertiary.  The deformed Mesozoic sedimentary sequence is discordantly overlain by epithermal altered Cenozoic bedded crystal tuff of the upper Coyoltepec subunit.  The Coyoltepec volcanics are locally oxidised and weathered near surface and along structures.

Two styles of alteration and mineralization have been identified in the area: (1) copper-molybdenum porphyry style alteration and mineralization hosted by diorite and quartz-diorite intrusions; (2) silver-gold low-sulphidation epithermal quartz-bladed calcite veins hosted primarily by carbonate rocks and spatially associated with overlying volcanic hosted texturally destructive clay alteration and replacement silicification.

Outcropping porphyry-style alteration and mineralization is observed in the bottoms of several drainages where the altered intrusive complex is exposed in erosional windows beneath post mineral unconsolidated ash deposits.  Multiple late and post mineral intrusive phases have been identified crossing an early intensely altered and quartz-veined medium-grained feldspar phyric diorite named the Principal Porphyry.  Other intrusive types include late and post mineral mafic dykes and an inter-mineral feldspar-quartz phyric diorite.  Late mineral mafic dykes are fine grained and altered to chlorite with accessory pyrite.  Calc-silicate (garnet-clinopyroxene) altered limestone occurs in proximity to the intrusive contacts and is crosscut by late quartz-pyrite veins.  Early biotite alteration of the principal porphyry consists of biotite-orthoclase flooding of the groundmass.  Quartz veins associated with early alteration have irregular boundaries and are interpreted to be representative of A-style porphyry veins.  These are followed by molybdenite veins which are associated with the same wall rock alteration.  Chalcopyrite appears late in the early alteration sequence. Late alteration is characterized by intense zones of muscovite-illite-pyrite overprinting earlier quartz-K-feldspar-pyrite ± chalcopyrite veining and replacing earlier hydrothermal orthoclase and biotite.  Stockwork quartz-pyrite crosscuts the A-style veins and is associated with muscovite-illite alteration of biotite.  The quartz-sericite alteration can be texturally destructive resulting in white friable quartz veined and pyrite rich rock.  Pyrite is observed replacing chalcopyrite and in some instances chalcopyrite remains only as inclusions within late stage pyrite grains.

Epithermal mineralization on the Tuligtic property is considered to have no genetic relationship to the porphyry alteration and mineralization described above.  The epithermal system is well preserved and there is evidence of a paleosurface as steam heated kaolinite and replacement silica alteration occur at higher elevations where the upper part of the Coyoltepec pyroclastic deposit is preserved.  The veining of Ixtaca epithermal system displays characteristics representative of intermediate and low sulphidation deposits.  These include typical ore and gangue mineralogy (electrum, sphalerite, galena, adularia, carbonates), mineralization dominantly in open space veins (colloform banding, cavity filling).  Mineralized hydrothermal breccias showing multiphase development are commonly encountered within the main veins. Hydrothermal silicic/carbonate breccia zones occur within the limestone and dip steeply.  These breccias are dominantly controlled by the main faults.

The Upper Tamaulipas formation, the dykes that crosscut it and the upper Coyoltepec volcanic subunit are the main host rocks to the epithermal vein system at Ixtaca.  In the Main and Ixtaca North zones veining strikes dominantly ENE-WNW (060 degrees) parallel to a major dyke trend and at a very high angle to the N to NNW bedding and fold structures within the limestones.  The veins of the Chemalaco Zone are hosted by the shaley carbonate units and strike to the NNW, dipping to the SSW. In the footwall to Chemalaco Zone a parallel dyke has been identified which is altered and mineralized.  The Chemalaco Zone and the dyke are interpreted to strike parallel to bedding and to core an antiform comprised of calcareous shale.

Studies of mineral assemblages in hand specimen, transmitted and reflected light microscopy and SEM analyses were carried out in order to construct a paragenetic sequence of mineral formation.  This work revealed that veining occurred in three main stages.  The first stage is barren calcite veining.  This is followed by buff brown and pink colloform carbonate and silicate veins containing abundant silver minerals and lower gold.  The third stage of veining contains both gold and silver mineralization.  The dominant gold-bearing mineral is electrum, with varying Au:Ag ratios.  The majority of grains contain 40-60 wt (weight) % gold but a few have down to 20 wt% (Staffurth, 2012).  Gold content occasionally varies within electrum grains, and some larger grains seem to be composed of aggregates of several smaller grains of differing composition (Staffurth, 2012).  Electrum often appears to have been deposited with late galena-clausthalite both of which are found as inclusions or in fractures in pyrite. It is also closely associated with silver minerals as well as sphalerite and alabandite.  Gold is also present in uytenbogaardtite (Ag3AuS2).  This mineral is associated with electrum, chalcopyrite, galena, alabandite, silver minerals and quartz in stage three mineralization.  Apart from electrum, the dominant silver bearing minerals are polybasite (-pearceite) and argentian tetrahedrite plus minor acanthite-naumannite, pyrargyrite and stephanite.  They are associated with sulphides or are isolated in gangue minerals.

The vein-related mineralization at Ixtaca does not have hard geologic boundaries.  The mineralized zones are essentially vein zones, the outer boundaries of which are grade boundaries associated with decreased vein density.

History of Past Work
To the Company’s knowledge no modern exploration was carried out on the project prior to Almaden’s acquisition of the property area by staking in 2001.  Evidence of historic mining of clay (kaolinite) deposits from surface is evident throughout the property area.  Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  Subsequent geologic mapping, rock, stream silt, soil sampling and induced polarization (IP) geophysical surveys identified porphyry copper and epithermal gold targets within an approximately 5 x 5 km area of intensely altered rock.

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

In July 2010 Almaden initiated a diamond drilling program on the gold-silver epithermal vein target area of the project located roughly 1 kilometers to the south of the porphyry prospect on the project. The first hole in this program (results announced in August, 2010) intersected a zone of banded carbonate-quartz epithermal veining with gold and silver values. This hole constitutes the discovery of the Ixtaca Zone of veining. The entire hole cut through a vein zone of varying intensity of veining and intersected 302.41m of 1.01 g/t Au & 48 g/t Ag. Within this broad zone of veining several higher grade veins were intersected including 44.35 metres of 2.77 g/t Au and 117.7 g/t Ag.  Immediately after this discovery the Company initiated a follow-up drill program.  Between 2010 and 2013, Almaden’s exploration at the Ixtaca Zone of the Tuligtic Property included geologic mapping and prospecting, alteration mineralogic characterisation, rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (CSAMT), and Controlled Source Induced Polarization (CSIP) geophysical surveys resulting in the identification of several anomalous zones.  Since 2010, a total of 423 exploration diamond drill holes have been drilled at the Tuligtic Gold-Silver Project, totalling 137,438 m.

Present Condition of Project and 2013 Exploration Program

Mineral Resources

On January 22, 2014, the Company announced the results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone.  This resource estimate updated the previous estimate released on January 31, 2013.  The 2014 report is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., both of whom act as independent consultants to the Company, are Qualified Persons as defined by NI 43-101. A copy of the Technical Report was filed on EDGAR under Form 6-K by the Company on March 7, 2014.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”.  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

The Ixtaca Zone is an epithermal gold (Au) and silver (Ag) vein deposit hosted in limestone and volcanic rocks with roughly equal values per tonne of each metal. The Mineral Resource is presented in gold equivalent (AuEq) ounces and cut-offs based on price ratios, as the preliminary metallurgical test work previously reported shows the potential for roughly equivalent high recoveries for both gold and silver using standard gravity and flotation recovery techniques.  The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on mineral resources and reserves, definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

Under a base case of 0.5 grams per tonne (g/t) gold equivalent (AuEq) cutoff, the measured resource is 1,351,000 AuEq ounces (599,000 Au ounces, 38,600,000 Ag ounces) comprised of 30.44 million tonnes grading at 1.38 g/t AuEq (0.61 g/t Au and 39.44 g/t Ag). The Indicated Resource of 2,182,000 AuEq ounces (1,049,000 Au ounces, 58,140,000 Ag ounces) comprised of 62.61 million tonnes grading at 1.08 g/t AuEq (0.52 g/t Au and 28.88 g/t Ag. The Inferred Resource of 717,000 AuEq ounces (362,000 Au ounces, 18,240,000 Ag ounces) comprised of 22.70 million tonnes grading at 0.98 g/t AuEq (0.50 g/t Au and 24.99 g/t Ag). The Total Mineral Resource estimate (measured, indicated and inferred) based on various cut-off grades is:

MEASURED RESOURCE

AuEqCut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,590,000	0.48	30.27	1.07	682,000	43,400,000	1,528,000
0.5	30,440,000	0.61	39.44	1.38	599,000	38,600,000	1,351,000
0.7	22,320,000	0.73	48.00	1.67	525,000	34,450,000	1,196,000
1.0	15,620,000	0.88	58.66	2.03	444,000	29,460,000	1,018,000
2.0	6,000,000	1.33	86.51	3.01	256,000	16,690,000	581,000

INDICATED RESOURCE

AuEqCut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	109,150,000	0.38	20.76	0.79	1,344,000	72,850,000	2,762,000
0.5	62,610,000	0.52	28.88	1.08	1,049,000	58,140,000	2,182,000
0.7	39,520,000	0.65	37.09	1.37	828,000	47,130,000	1,746,000
1.0	23,850,000	0.81	47.06	1.73	624,000	36,090,000	1,327,000
2.0	5,910,000	1.39	72.81	2.81	265,000	13,820,000	534,000

INFERRED RESOURCE

AuEqCut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	43,410,000	0.36	17.52	0.70	498,000	24,450,000	974,000
0.5	22,700,000	0.50	24.99	0.98	362,000	18,240,000	717,000
0.7	13,630,000	0.63	31.56	1.25	277,000	13,830,000	546,000
1.0	7,700,000	0.79	39.81	1.57	197,000	9,860,000	389,000
2.0	1,200,000	1.18	73.69	2.61	45,000	2,840,000	101,000

The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver.  Calculations were based on three year trailing average prices of $1540/oz gold and $30/oz silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 m in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Metallurgy
Metallurgical testing was performed by Blue Coast Research Ltd. in Parkesville, British Columbia between September 2012 and January 2013. Test work commenced with the treatment of a range of composite samples, comprising half drillcore intersections from each of the main geologic domains: dyke, limestone, limestone/dyke high grade (HG), black shale (Northeast Extension Zone) and volcanic tuff material. Each composite was made up of five sub composites, each of which was taken from a separate drillhole, representing a different part of the respective geologic domain. Grades of composites received for testing are:

Zone	Au (g/t)	Ag (g/t)
Dyke	0.73	45.6
Limestone	0.76	4.9.25
Limestone/Dyke HG	0.76	123.5
Black Shale	0.93	46.4
Tuff	0.8	12.95

Metallurgical testwork comprising gravity-recoverable gold (GRG) testwork, leaching of the gravity tailings, as well as stage and bulk flotation tests on each of the 5 zone samples. Combinations of gravity, leaching and flotation indicate excellent potential for gold and silver recovery from the resource. Individual metallurgical results for the zones tested are shown in the following table:

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

QA/QC
The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.  The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

Upcoming / Outlook
The updated resource estimate will form the basis of a Preliminary Economic Assessment (“PEA”), and the Company is planning to continue with engineering studies in preparation of completing a proposed pre-feasibility study later in the year.  Drilling is also planned on other high priority exploration targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.   This program will be funded and managed by the Company.

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

Coordinate System: UTM Zone 14 (NAD 27 for US)

Claims and Title
Almaden Minerals Ltd., through its wholly owned Mexican subsidiary Minera Gavilan S.A. de C.V., owns a 100% interest in the El Cobre project subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for $US3.0 MM. The below table shows the title numbers and expiry dates for the list of current titled claims.

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

History of Past Work
To the Company’s knowledge, except for some prospecting and geological reconnaissance work on and around the Caballo Blanco III concession, no modern exploration was carried out on the El Cobre project area prior to Almaden’s acquisition of the property.

Early in 1997, Almaden Minerals Ltd., through its wholly owned subsidiary Minera Gavilan S.A. de C.V., signed an agreement whereby Almaden had the option to acquire a 100% interest in the claims subject only to the royalty mentioned above.  This option has been exercised.

From 1995 to 1998, Almaden Minerals Ltd completed exploration work mainly concentrated on porphyry Cu-Au and Au-Ag vein targets in the El Cobre area. Surface work included extensive grid based soil sampling and ground induced polarization (IP) and magnetics geophysics. This work also included 17 RC drill holes designed to test soil geochemical and IP geophysical anomalies spatially associated with mineralized float and outcrop. The 17-hole reverse circulation drill program totalled 2,390 meters and was completed in the spring of 1998. Several zones of gold and silver mineralized quartz-barite veins were intersected including the zone in hole CB-4 which cut 40 meters of 1.4g/t gold and 9.0 g/t silver. Shallow drill holes into an intrusive returned 107 meters of 0.25g/t gold and 0.18% copper in one hole and 40 meters averaging 0.39g/t gold and 0.15% copper in another. Drill testing of a third zone with two holes returned 20 meters of 0.45g/t gold and 0.11% copper and 15 meters of 0.23g/t gold and 0.16% copper. Based on this work, it was interpreted that these holes tested the top of a porphyry system.

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

From late November 2011 to January 2012, a TITAN 24 deep induced polarization surface geophysical program was conducted on the property.

Present Condition of Project and 2013 Exploration Program
The property is without known reserves and the 2013 exploration program was exploratory in nature.    Early in 2013, the Company drilled two holes on the property.  This new drilling was conducted on only one of the four porphyry targets identified on the project.  Results from these holes are considered by management to continue to show the potential of the property to host an economic copper-porphyry deposit.  Results are detailed in a news release dated May 6, 2013.  Due to market conditions, the Company suspended drilling at El Cobre to focus on the Ixtaca zone of its Tuligtic project.

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

The Tuligtic is considered a principal project because the work completed has resulted in a National Instrument 43-101 compliant resource estimate.  The El Cobre project is also considered a principal property because past drilling has confirmed the presence of significant mineralization that is widespread and demonstrates a reasonable chance of discovering a larger copper-gold porphyry deposit.  As yet, no resources have been defined on the El Cobre project. Non principal projects have not yet had drilling results that indicate the presence of significant mineralization. Nevertheless the non-material projects are deemed worthy of preliminary exploration and drilling. Below is a list of non-principal properties and their current status with respect to agreements with others.  In 2013, Almaden carried out geochemical and geophysical exploration on the Nueva Espana project.  While most work in 2014 will be focused on the Tuligtic property, Almaden hopes to advance non-principal projects with preliminary exploration programs as staff and budget constraints permit.  The Company may form new agreements to explore these projects and, if negative exploration results are received, drop projects on this list.

Non-Principal Properties	Location	Interest
ATW	Canada	Joint Venture, 66.2% interest
Elk	Canada	2% NSR Royalty
Dill	Canada	2% NSR Royalty
Logan	Canada	Joint Venture, 40% interest
Merit	Canada	100% owned
Munro Lake	Canada	100% owned
Nicoamen River	Canada	100% owned
Ponderosa	Canada	100% owned
Skoonka Creek	Canada	Joint Venture, 34.14% interest
Yukon/BC projects (6) sold to Tarsis Resources Ltd.	Canada	2% NSR Royalty
Monte Cristo	USA	100% owned
Paradise Valley	USA	100% owned
Veta	USA	100% owned
Willow	USA	100% owned
Nevada projects (2) sold to Tarsis Resources Ltd	USA	2% NSR Royalty
Bufa	Mexico	2% NSR Royalty
Caballo Blanco	Mexico	1.5% NSR Royalty
Caldera	Mexico	100% owned
El Chato	Mexico	100% owned
El Encuentro	Mexico	100% owned
Fuego	Mexico	2% NSR Royalty
Lajas	Mexico	100% owned
San Carlos	Mexico	100% owned
San Pedro	Mexico	2% NSR Royalty
Tanquecillos	Mexico	100% owned
Tropico	Mexico	0.8% NSR Royalty
Viky	Mexico	100% owned
Mexico projects (5) sold to Tarsis Resources Ltd.	Mexico	2% NSR Royalty

 Item 5.                      Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2013, 2012 and 2011 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

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

Fiscal 2013 compared to Fiscal 2012
For the year ended December 31, 2013 (“Fiscal 2013”), the Company recorded a net loss of $6,356,609 or $0.10 per share compared to a net loss of $10,238,377 or $0.17 per share for the year ended December 31, 2012 (“Fiscal 2012”).  The decrease of $3,881,768 in net loss was primarily the result of a decrease in impairment of marketable securities of $2,582,076, share-based payments of $1,334,300 and impairment of exploration and evaluation assets of $897,818 offset by an increase in loss on exploration and evaluation assets of $763,506 and investment in associate of $905,852.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $220,432 during Fiscal 2013 consisted of interest income and other income from office rental, and a royalty payment from Gold Mountain from the Elk property compared to total revenue of $299,167 during Fiscal 2012 consisting of interest income and other income from office rental and contract exploration services provided to third parties.

During Fiscal 2013, there was a loss on exploration and evaluation assets of $716,006 as a result of selling nine properties resulting in a total loss of $102,942, of the Company paying $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to a property interest in Caballo Blanco property, the result of a 2011 royalty agreement that has been subsequently amended pursuant to an Amended Royalty Agreement, and an accrued reversal from a previous years’ recovery of exploration costs that resulted in a loss on exploration and evaluation assets of $144,019.  The accrual relates to a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in B.C.  During Fiscal 2012 there was income on exploration and evaluation assets as a result of the sale of one property and the recovery of exploration costs of $47,500.

General and administrative expenses were $2,154,278 for Fiscal 2013 (Fiscal 2012 - $2,330,965).  The primary decrease in general and administrative expenses resulted from lower professional fees from accounting and consulting fees and lower travel and promotion costs.  Director’s fees totalling $48,000 were paid during Fiscal 2013 compared to $39,000 during Fiscal 2012.

General exploration expenses of $707,542 were incurred in Fiscal 2013 compared to $969,470 for Fiscal 2012.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in Fiscal 2013 compared to Fiscal 2012 included investment in associate, impairment of marketable securities, impairment of exploration and evaluation assets, loss on exploration and evaluation assets, share-based payments and fair-value of contingent share receivable.  During Fiscal 2013, the loss on investment in associate of $818,889 (Fiscal 2012 – income of $86,963) was the recognition of the equity loss/income in Gold Mountain. .  The gain or loss on investment in associate can vary period to period based on the stock price performance of Gold Mountain.  Impairment of marketable securities of $1,274,743 in Fiscal 2013 (Fiscal 2012 - $3,856,819) relates to significant or prolonged losses of equity securities held by the Company.  Impairment of exploration and evaluation assets of $371,038 in Fiscal 2013 (Fiscal 2012 - $1,268,856) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset held at that time.  The loss on exploration and evaluation assets during Fiscal 2013 of $716,006 (Fiscal 2012 – income of $47,500) relates to the loss on the sales of nine properties, obtaining a reduction in a royalty and the accrual of a reversal from a previous years’ recovery of exploration costs.  Share-based payments of $381,950 in Fiscal 2013 (Fiscal 2012 - $1,716,250) are recognized on the grant of stock options in any period. The fair-value of contingent share receivable of $44,700 decreased compared to the same period in 2012 ($238,200) due to the decline in the fair value of the common shares of Gold Mountain and Goldgroup.

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

Liquidity and Capital Resources

Fiscal 2013

At the end of Fiscal 2013, the Company had working capital of $12,676,166 including cash and cash equivalents of $11,994,773 compared to working capital of $19,474,784 including cash and cash equivalents of $16,487,408 at the end of Fiscal 2012. The decline in working capital of $6,798,618 is mainly due to capitalized exploration expenses incurred at Ixtaca of $7,801,914.  During Fiscal 2013, the Company closed a non-brokered private placement for gross proceeds of $5,470,000 to continue the Ixtaca exploration and development program.

In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at the end of Fiscal 2013 was $2,005,251 or $1,730,483 above book value as presented in the financial statements.  The Company has no long-term debt.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placement during 2013.

Cash used in operations during Fiscal 2013 was $1,628,440 (Fiscal 2012 - $2,723,237) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2013 was $8,199,490 (Fiscal 2012 - $3,233,514).  Significant items include expenditures on mineral property interests of $8,253,489 (Fiscal 2012 - $7,407,896) primarily on land acquisition of $1,001,706 (Fiscal 2012 - $Nil) and drilling costs on the Tuligtic property of $6,800,208 (Fiscal 2012 - $6,318,731).

During Fiscal 2013, the Company received gross proceeds of $5,470,000 on closing a private placement by the issuance of 4,376,000 units at a price of $1.25 per unit.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.  The Company also received $223,550 (Fiscal 2012 - $1,260,000) on the exercise of 220,000 (Fiscal 2012 – 600,000) stock options during Fiscal 2013.

Management estimates that the current cash position and expected future cash flows from stock options and warrants and the participation of partner’s potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives

Fiscal 2012

At the end of Fiscal 2012, the Company had working capital of $19,474,784 including cash and cash equivalents of $16,487,408 compared to working capital of $30,513,403 including cash and cash equivalents of $21,184,159 at the end of Fiscal 2011. In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2012 was $2,666,437 or $2,391,669 above book value as presented in the financial statements.

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

Trend information
In 2013, gold and silver prices dropped sharply after significant selling on Comex and redemptions from funds holding these metals. The sharply lower metal prices have resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures.  The large write-downs of assets and recent acquisitions by many companies have been well publicized, and have resulted in significant reductions to mineable reserves worldwide. Lower prices also results in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet these depleted reserves are not being replaced because of reduced exploration efforts.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity.  Many large miners have reduced exploration to cut costs and most junior exploration companies are having difficulty raising exploration capital.  What capital is being raised is through equity sales at significantly reduced prices, which results in significant dilution to shareholders. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits.  Companies at the feasibility study stage or raising capital for production startup are finding that mining costs are increasing.  These factors require frequent review of plans and budgets against a backdrop of fewer quality exploration and development projects along with the long term shortage of skilled exploration personnel.

Merger and acquisition activity involving large organizations has slowed, at least in part because there are fewer large companies remaining, there are fewer that are vulnerable to takeover.  As mentioned above, write-downs on acquisitions have resulted in more caution by potential merger and acquisition candidates because of difficulties in valuations for assets in relation to often depressed stock market prices.  While reduced market capitalizations make acquisitions seem inexpensive in relation to prior valuations, the lower share prices of companies seeking to acquire resources this way means larger dilution to their shareholders as well.

The price of both exploration and production companies focused on precious metals have underperformed when compared to the price of gold.  This has been attributed to various reasons such as the rise of funds that invest in precious metals which are capturing much of the investment interest in gold and silver.  When the gold price dropped in 2013, there was large disinvestment from such funds and the prices of exploration companies dropped as well.  There is no certainty that this will change.  Many in the investment and economic communities dispute the likelihood of inflationary or deflationary conditions and the effect of either on precious metal prices.  Any rise in interest rates might lower investment demand for gold and silver.

The uncertain times have led to some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the level of output of so called greenhouse gasses as some other industries, and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes on emissions that could raise costs.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local community where the project is located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

The world may be slow to recover from current economic conditions and a further deterioration of these conditions remains a serious threat.  If such deterioration occurs, lower economic activity would probably also lower the demand for base metals but management believes that precious metals will continue to be in demand as a store of value.

Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  Table No. 4 lists the total contractual obligations as at December 31, 2013 for each period.

Table No. 4
Contractual Obligations of the Company

	Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Operating lease	$162,700	$75,000	$87,700	-	-
Executive contracts	$2,525,000	$505,000	$1,515,000	$505,000	-

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

Significant Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual outcomes may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

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

The Company accounts for its interest in the jointly controlled ATW project by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

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

(e)	Inventory Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)        Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture and fixtures	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Leasehold improvements	Over the term of the lease
Drill equipment	20%

(g)	Revenue recognition

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

(l)        Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants.  Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method.  Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

(m)	Reclamation and closure cost obligations

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

(n)	Net (loss) income per share

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

(o)	Application of new and revised accounting standards effective January 1, 2013

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

1)	IFRS 7 - Financial Instruments: Disclosures
2)	IFRS 10 - Consolidated Financial Statements
3)	IFRS 11 - Joint Arrangements
4)	IFRS 12 - Disclosure of Interests in Other Entities
5)	IFRS 13 - Fair Value Measurement
6)	IAS 1 - Presentation of Financial Statements
7)	IAS 19 - Employee Benefits
8)	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

(p)	Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2013.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following standards or amendments are effective for annual periods beginning on or after January 1, 2014.

1)	IFRIC 21 - Levies
2)	IAS 32 - Financial Instruments: Presentation
3)	IAS 39 - Financial Instruments: Recognition and Measurement & IFRS 9 – Financial Instruments (mandatory adoption date not yet finalized)

Significant accounting judgments and estimates

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

Estimates
o	the recoverability of amounts receivable which are included in the consolidated statements of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the statements of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated statements of comprehensive (loss) income;
o
the provision for income taxes which is included in the consolidation statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2013;

o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position;
o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
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

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Barry W. Smee(1) Mark T. Brown (3) William J. Worrall	73 73 86 42 68 68 45 81	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) July 6, 2006 May 30, 2011 May 7, 2013
  (1)  Member of Audit Committee
  (2)  Member of Nominating and Corporate Governance Committee
  (3)  Member of Compensation Committee
  (4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980, Jack McCleary since June 1991 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996, Joseph Montgomery since July 2000 and Gerald G. Carlson since July 1998.

Table No.6 lists the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described.  All Executive Officers are residents and citizens of Canada.

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Korm Trieu Dione Bitzer	Chairman of the Board President and Chief Executive Officer Chief Financial Officer Controller and Secretary	73 42 48 53	February 1, 2002 (4) March 1, 2007 May 30, 2011 February 1, 2002 (4) June 9, 2008
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

Morgan Poliquin, Ph.D., P.Eng., is a registered professional geological engineer with 20 years experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time on the affairs of the Company directing its exploration programs.  He also serves as a director of Gold Mountain Mining Corporation.

Gerald G. Carlson, Ph.D., P.Eng, has been involved in mineral exploration and junior exploration company management for over 40 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph.D. from Dartmouth College. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company. He also serves as Vice President of Exploration of Pacific Ridge Exploration Ltd., a gold and copper exploration company listed on the TSX-V and a director of Golden Peak Minerals Inc., a polymetallic (Cu-Pb-Zn-Au-Ag) exploration company listed on the TSX-V.

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

Mark T. Brown is a Chartered Accountant and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company.  He also serves as a director and CFO of Big Sky Petroleum Corporation, an oil and gas exploration company listed on the TSX-V and Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V. Mr. Brown also serves as a director of the following companies:

a.	Avrupa Minerals Ltd., a base metals exploration company listed on the TSX-V.
b.	Estrella Gold Corporation, a gold exploration company listed on the TSX-V.

c.	Galileo Petroleum Ltd., an oil and gas exploration company listed on the TSX-V.
d.	Animas Resources Ltd., a gold exploration company listed on the TSX-V.
e.	Strategem Capital Corp., an investment issuer listed on the TSX-V.
f.	Sutter Gold Mining Ltd., a gold exploration company listed on the TSX-V.

William J. Worrall, Q.C. is a retired lawyer with over 55 years practice primarily in the areas of securities, national and transnational corporate and commercial transactions, including mergers and acquisitions, with emphasis on junior resource companies engaged in mining and oil and gas exploration and development.  Mr. Worrall spends less than 5% of his time on the affairs of the Company.

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

During Fiscal 2012, the Compensation Committee conducted an Executive and Directors Compensation Review which resulted in the recommendations that remuneration of the Chairman and Chief Executive Officer be increased to annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  All Directors are to be compensated $7,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee be compensated $3,000 yearly, effective January 1, 2013.  The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2013 was $854,000.

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 550,000	Nil Nil Nil	$246,300(1) $327,000(1) $298,525(1)
Morgan Poliquin President, Chief Executive Officer & Director	2013 2012 2011	$265,000 $225,000 $206,250	Nil $90,000 $94,800	Nil Nil Nil	Nil Nil Nil	Nil 500,000 650,000	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 100,000	Nil Nil Nil	$10,000(2)(4) $6,000(2) $5,000(2)
Joseph Montgomery Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 225,000	Nil Nil Nil	$7,000(2) $6,000(2) $5,000(2)
Gerald G. Carlson Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 100,000	Nil Nil Nil	$7,000(2) $6,000(2) $5,000(2)
Barry W. Smee Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 125,000	Nil Nil Nil	$8,500(2)(5) $6,000(2) $10,000(2)(5)
Mark T. Brown Director, former Chief Financial Officer	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 125,000 25,000	Nil Nil Nil	$7,700(2)(6) $3,488(2)(6) $26,325(6)
William J. Worrall Director	2013 2012 2011	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	250,000 N/A N/A	Nil N/A N/A	Nil N/A N/A
James E. McInnes Former Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 100,000	Nil Nil Nil	$10,000(2)(3) $7,500(2)(3) $5,000(2)
Donald M. Lorimer Former Director	2013 2012 2011	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	Nil $4,500(2)(3) $8,000(2)(3)
Marc Blythe Former Vice-President-Mining	2013 2012 2011	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A $24,938(7)
Korm Trieu Chief Financial Officer	2013 2012 2011	$185,000 $165,000 $88,084	Nil $33,000 $15,000	Nil Nil Nil	Nil Nil Nil	75,000 75,000 150,000	Nil Nil Nil	Nil Nil Nil
Dione Bitzer Controller & Secretary	2013 2012 2011	$100,000 $96,875 $73,950	$7,500 $10,000 $6,500	Nil Nil Nil	Nil Nil Nil	Nil Nil 125,000	Nil Nil Nil	Nil Nil Nil

(1) For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.
(2) Director’s fees.
(3) Audit Committee Chairman’s fees.
(4) Compensation Committee Chairman’s fees.
(5) For consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.
(6) For financial and administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.
(7) For technical services provided to the Company.

Remuneration for Termination

The Company has the following termination clauses within its executive compensation contracts.

The Executive Compensation Contract dated January 29, 2013 (the “HMR Agreement”) between the Company and Hawk Mountain Resources Ltd. (“Management Company”), a private company of which Duane Poliquin is a shareholder, will terminate or may be terminated for any one of the following reasons:

(a)	voluntary, upon at least three (3) months prior written notice of termination by the Management Company to the Company; or
(b)	without Cause, upon at least three (3) months prior written notice of termination by the Company to the Management Company; or
(c)	by the Company for Cause; or
(d)	upon the death or disability of the Executive; or
(e)	upon retirement by the Executive.

Termination by the Management Company Voluntarily or by the Company for Cause

If the Management Company shall voluntarily terminate the provision of the services of the Executive under the HMR Agreement or if the engagement of the Management Company thereunder is terminated by the Company for Cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special termination compensation will be paid.

Cause to terminate the Management Company’s engagement under the HMR Agreement shall mean:
(a)
the repeated and demonstrated failure by the Executive or the Management Company to perform the Executive or the Management Company’s material duties under  the HMR Agreement, after demand for substantial performance is delivered by the Company to the Management Company and the Executive that specifically identifies the manner in which the Company believes the Executive or the Management Company has not substantially performed the Executive or the Management Company’s duties under the HMR Agreement; or

(b)	the willful engagement by the Executive or the Management Company in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Executive or the Management Company of the provisions of the HMR Agreement; or
(d)	the Executive or the Management Company is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Management Company’s engagement under the HMR Agreement for any reason except for Cause then, upon the effective date of termination, the Company shall pay the Management Company in one lump sum an amount equal to two (2) times the Management Company’s then current Base Fee.  All the benefits theretofore provided to the Executive or the Management Company shall be continued as if the Executive was still an executive of the Company for a period of twelve (12) months from the date of termination.

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

Termination Following Change in Control

For purposes of the HMR Agreement, a Change in Control shall be deemed to have occurred if:

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

Notwithstanding any other provisions in the HMR Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Management Company’s services (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Management Company other than for “Good Reason”, as defined below) the Management Company shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum payment equal to three (3) times the Management Company’s then current Base Fee. In addition, all benefits then applicable to the Executive or the Management Company shall be continued for a period of eighteen (18) months after the date of termination.

For purposes of the HMRAgreement, “Good Reason” shall mean, without the Management Company’s express written consent, any of the following:

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
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the HMR Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Management Company with the same or a comparable position, duties, remuneration and benefits for the Executive and the Management Company as provided immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Management Company shall be entitled to stop providing the Executive’s services for Good Reason.

In the event the Management Company is entitled to a termination payment under the HMR Agreement, then in addition to such termination payment, the Management Company shall be entitled to employment search assistance to secure other comparable employment for the Executive for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

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

The Executive Employment Contract dated January 29, 2013 between the Company and Morgan Poliquin (the “MP”) will terminate or may be terminated for any one of the following reasons:

(a)	voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Company; or
(b)	without Cause, upon at least three (3) months prior written notice of termination by the Company to the Executive; or
(c)	by the Company for Cause; or
(d)	upon the death or disability of the Executive; or
(e)	upon retirement by the Executive.

Termination by the Executive Voluntarily or by the Company for Cause

If the Executive shall voluntarily terminate employment under the MP Agreement or if the employment of the Executive is terminated by the Company for Cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive’s employment shall mean:
(a)
the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under the MP Agreement, after demand for substantial performance is delivered by the Company to the Executive that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive’s duties under the MP Agreement; or

(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise; or

(c)	any other willful violation by the Executive of the provisions of the MP Agreement; or

(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive’s employment under the MP Agreement for any reason except for Cause then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive’s then current Base Salary, less all statutory withholdings and deductions.  All the benefits theretofore provided to the Executive shall be continued as if the Executive was still an employee of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

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

Termination Following Change in Control

For purposes of the MP Agreement, a Change in Control shall be deemed to have occurred if:

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

Notwithstanding any other provisions in the MP Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive’s employment (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive’s then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

For purposes of the MP Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

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
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the MP Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive’s employment for Good Reason.

In the event the Executive is entitled to a severance payment under the MP Agreement, then in addition to such severance payment, the Executive shall be entitled to employment search assistance to secure other comparable employment for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

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

Stock options
Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange, and in accordance with the requirements of the applicable Canadian securities commissions’ requirements and regulations.

The Company has a formal written stock option plan (“Plan”) which permits the issuance of up to 10% of the Company’s issued share capital from time to time during the term of the Plan and may be granted from time to time provided that incentive stock options in favour of any consultant or person providing investor relations services cannot exceed 2% in any 12 month period.  No incentive stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee and by the optionee’s personal representatives in the event of death for a period ending on the earlier of the expiry date of the option and twelve months after the date of death.

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2013, Fiscal 2012 and Fiscal 2011 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 28, 2014 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,
Chairman of the Board & Director

Morgan Poliquin
President, Director &
Chief Executive Officer

Jack McCleary
Director

Gerald G. Carlson
Director

Joseph Montgomery
Director

Barry Smee
Director

Mark T. Brown
Director

William J. Worrall
Director

Korm Trieu
Chief Financial Officer

Dione Bitzer
Controller  & Secretary

Total Directors/Officers (10 persons)
Total Employees/Consultants (9 persons)
Total Directors/Officers/Employees/Consultants

220,000
140,000
100,000
500,000
50,000
100,000

150,000
350,000
100,000
100,000
650,000
500,000
250,000

100,000
50,000
50,000
50,000
25,000

50,000
25,000
50,000
50,000
25,000
50,000

225,000
25,000

100,000
125,000
25,000

75,000
25,000
25,000
100,000
25,000

250,000

150,000
75,000
75,000
50,000

125,000

5,210,000
985,000
6,195,000
$1.14 1.00 2.22 3.29 2.93 2.18 0.81 1.14 0.92 2.67 3.29 2.63 1.19 0.92 2.73 3.29 2.93 2.18 1.14 2.73 3.29 2.93 2.18 1.19 3.29 2.18 2.22 3.29 2.18 1.14 3.29 2.18 2.53 1.19 1.66 3.29 2.25 1.98 1.19 3.29
01/04/2015
06/21/2015
08/27/2015
06/08/2016
08/15/2016
05/04/2017

11/25/2014
01/04/2015
07/16/2015
09/20/2015
06/08/2016
09/11/2017
01/02/2019

07/16/2015
11/22/2015
06/08/2016
08/15/2016
05/04/2017

01/04/2015
11/22/2015
06/08/2016
08/15/2016
05/04/2017
01/02/2019

06/08/2016
05/04/2017

08/27/2015
06/08/2016
05/04/2017

01/04/2015
06/08/2016
05/04/2017
11/22/2017
01/02/2019

06/18/2018

06/08/2016
06/08/2017
04/04/2018
01/02/2019

06/08/2016

No funds were set aside or accrued by the Company during Fiscal 2013 to provide pension, retirement or similar benefits for directors or executive officers.

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

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company’s directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants.  The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and Privacy Policy (the “Codes”).   The Codes may be viewed on the Company’s website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

In the Fiscal year ended December 31, 2013 there were seven (7) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	7
Morgan Poliquin	7
Jack McCleary	6
Joseph Montgomery	7
Gerald G. Carlson	6
Barry W. Smee	5
Mark T. Brown William J. Worrall	5 3*

 *attended 3 out of 4 meetings held after his appointment on May 7, 2013

The Chairman is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2013, five (5) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE MKT Company Guide Rules.  The proposed Board is composed of eight members.  The Board believes that 4 directors would be considered independent - Jack McCleary, Joseph Montgomery, Gerald Carlson and Barry Smee.  The basis for determination of independence is under Canadian securities instrument NI 52-110 and NYSE MKT Exchange Company Guide Rules.

The NYSE MKT rules generally require that a majority of a listed company’s directors be “independent.”  However, its rules provide an exemption for companies which have Boards comprised of only 50% “independent” directors, provided that such companies, as of the end of the second quarter of their preceding fiscal year, met the definition of “smaller reporting companies” under the SEC’s rules.  The Company qualifies for such exemption.

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

Mandates of each of the committees and the Codes undergo review periodically (in some cases mandated as annually) to bring them into line with changing Canadian and U.S. securities and corporate governance requirements and to reflect amendments that may be considered appropriate to make them more effective.   Any revisions to the mandates and Codes will be available on the Company’s website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Joseph Montgomery, Gerald Carlson and Jack McCleary. The Audit Committee has met four (4) times during Fiscal 2013.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are Jack McCleary, Joseph Montgomery and Gerald Carlson. The Nominating and Corporate Governance Committee has met five (5) times during Fiscal 2013. The full text of the initial Corporate Governance Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties are filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are Jack McCleary, Joseph Montgomery and Gerald Carlson. The Compensation Committee has met five (5) times during Fiscal 2013 with Jack McCleary, Joseph Montgomery and Gerald Carlson attending all five (5) meetings.  The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Employees
As of December 31, 2013, the Company operated with seven persons in Canada, of which four are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership
Table No. 10 lists, as of March 28, 2014, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common Common	Duane Poliquin Morgan Poliquin Jack McCleary Gerald G. Carlson Joseph Montgomery Barry Smee Mark T. Brown William J. Worrall Korm Trieu Dione Bitzer Total Directors/Officers	3,526,337(1)11) 3,068,647(2)(11) 641,550(3) 330,000(4) 250,000(5) 310,000(6) 339,050(7) 262,500(8) 357,500(9) 162,200(10) 9,247,784	5.37% 4.60% 0.99% 0.51% 0.39% 0.48% 0.52% 0.40% 0.55% 0.25% 14.06%
(1)
Of these shares 1,110,000 represent currently exercisable stock options, 40,000 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

(2)	Of these shares 2,100,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 275,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 250,000 represent currently exercisable stock options and 16,000 represent currently exercisable warrants.
(5)	Of these shares 250,000 represent currently exercisable stock options.
(6)	Of these shares 250,000 represent currently exercisable stock options.
(7)
Of these shares 250,000 represent currently exercisable stock options. 20,000 of these shares are held indirectly by Pacific Opportunity Capital Ltd. (“POC”), a company controlled by Mr. Brown and his family which also holds 20,000 currently exercisable warrants represented in these shares.

(8)	Of these shares 250,000 represent currently exercisable stock options.
(9)	Of these shares 350,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(10)	Of these shares 125,000 represent currently exercisable stock options.
(11)
Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 7,028,009 of the Company’s common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 2,800,000 of the Company’s common shares.

*Based on 64,578,321 shares outstanding as of March 28, 2014 and stock options and warrants held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company.  Table No. 11 lists, as of March 28, 2014, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,526,337(1)(3)	5.37%
Common	Ernesto Echavarria	9,828,009(2)	14.59%

(1)
Of these shares 1,110,000 represent currently exercisable stock options, 40,000 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

(2)	Of these shares 2,800,000 represent currently exercisable warrants.
(3)
Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 7,028,009 of the Company’s common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 2,800,000 of the Company’s common shares.

*Based on 64,578,321 shares outstanding as of March 28, 2014 and stock options and warrants held by each beneficial owner.

Related party transactions

Certain geological, technical, professional and general and administrative services were provided to the Company by directors and officers and/or companies controlled by them.  These directors and officers and the companies controlled by them are as follows:

(a) Duane Poliquin operates through Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.
(b) Barry Smee operates through his private company Smee & Associates Consulting Ltd.
(c) Mark T. Brown operates through Pacific Opportunity Capital Ltd., a private company controlled by Mr. Brown and his family.

The costs of such services for Fiscal 2013 ended December 31, 2013 were $245,500, Fiscal 2012 ended December 31, 2012 were $327,488 and Fiscal 2011 ended December 31, 2011 were $329,850.

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements. However, any agreement or any to be negotiated between the Company and such other companies has been or will be approved by directors of the Company, in accordance with the common law and the provisions of the Business Corporations Act (British Columbia).

The Company and Williams Creek Gold Ltd. (formerly Williams Creek Explorations Ltd.) are shareholders in ATW Resources Ltd. (“ATW”) which holds title in trust for the ATW prospect.  The Company has a director in common with ATW.

During Fiscal 2007, the Company sold interests in certain mineral exploration prospects located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd. (“Tarsis”) and a 2% NSR.  During Fiscal 2008, the Company received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party.  Also during Fiscal 2008, the Company sold its interest in the Prospector Mountain prospect in the Yukon Territory for 100,000 shares of Tarsis, a cash payment of $30,000 and a 2% NSR, half of which may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for this prospect.  During Fiscal 2013, the Company sold 100% interests in the BP and Black Jack Springs properties located in Nevada and the Yago, Mezquites, San Pedro and Llano Grande properties located in Mexico for 4,000,000 common shares of Tarsis and a 2% NSR  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.  At the end of Fiscal 2013, the Company has a 16.9% interest in Tarsis and one director and one officer in common.  During Fiscal 2013, the Company charged Tarsis $55,310 (Fiscal 2012 - $56,519) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties.

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer and the Chief Financial Officer. Key management also included the Vice-President-Mining until Fiscal 2011.  The aggregate compensation paid or payable to key management for services is as follows:

	February 28, 2014		December 31, 2013		December 31, 2012		December 31, 2011
Salaries, fees and benefits	$115,000	(i)	$ 690,700	(iii)	$828,488	(v)	$ 722,157	(vii)
Share based compensation	285,000	(ii)	340,250	(iv)	1,468,500	(vi)	3,883,250	(viii)
Directors’ fees	48,000		48,000		39,000		33,000
	$448,000		$1,078,950		$2,335,988		$4,638,407

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which Duane Poliquin is a shareholder, was paid $40,000 for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 375,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date.  The value is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.

(iii)	Hawk Mountain was paid $240,000 for geological services provided to the Company and is recorded in general exploration expenses.
(iv)
Comprised of 325,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 3, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date.

(v)	Hawk Mountain was paid $315,000 for geological services provided to the Company and is recorded in general exploration expenses.
(vi)
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

(vii)	Hawk Mountain was paid $268,500 for geological services provided to the Company and is recorded in general exploration expenses.
(viii)
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

(b)	Other related party transactions
(a)	During the year ended December 31, 2013, the Company paid a company owned by Barry Smee $1,500 (2012 - $Nil; 2011 - $5,000) for consulting services provided to the Company.
(b)	During the year ended December 31, 2013, the Company paid a company controlled by Mark T. Brown and his family $700 (2012 - $488; 2011 - $1,325) for accounting services provided to the Company.
(c)
During the year ended December 31, 2013, an additional $6,300 was paid to Hawk Mountain for marketing and general administrative services provided by the spouse of the Chairman (2012 - $12,000; 2011 - $30,475).

(d)
During the year ended December 31, 2013, the Company employed the Chairman’s daughter for a salary of $34,000 less statutory deductions (2012 - $62,216; 2011 - $29,358) for marketing and administrative services provided to the Company.

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

Legal Proceedings
The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

The Company’s common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on the American Stock Exchange, now the NYSE MKT.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock on NYSE MKT for the preceding five years.  Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the preceding five years.

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
 (expressed in US$)

Year Ended	High	Low
12/31/2013 12/31/2012 12/31/2011 12/31/2010 12/31/2009	$3.25 3.33 5.35 5.03 1.34	$1.03 1.55 2.00 0.86 0.55

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2013 12/31/2012 12/31/2011 12/31/2010 12/31/2009	$3.19 3.31 5.17 5.15 1.37	$1.08 1.56 2.08 0.88 0.64

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Quarter Ended	High	Low
12/31/2013 09/30/2013 06/30/2013 03/31/2013 12/31/2012 09/30/2012 06/30/2012 03/31/2012	$1.44 2.08 2.01 3.25 3.30 3.06 2.70 3.33	$1.03 1.32 1.18 1.85 2.45 1.55 1.69 2.33

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2013	$1.49	$1.08
09/30/2013	2.14	1.37
06/30/2013	2.05	1.22
03/31/2013	3.19	1.91
12/31/2012	3.25	2.35
09/30/2012	2.99	1.56
06/30/2012	2.67	1.76
03/31/2012	3.31	2.37

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
 (expressed in US$)

Month Ended	High	Low
02/28/2014 01/31/2014 12/31/2013 11/30/2013 10/31/2013 09/30/2013	$1.84 1.61 1.17 1.31 1.44 1.74	$1.38 1.20 1.03 1.08 1.22 1.32

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
02/28/2014 01/31/2014 12/31/2013 11/30/2013 10/31/2013 09/30/2013	$2.01 1.77 1.24 1.37 1.49 1.84	$1.52 1.30 1.09 1.08 1.26 1.37

The closing price of the Company’s common stock was $1.60 (US$) on the NYSE MKT and $1.77 (C$) on TSX on February 28, 2014.

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

On February 28, 2014, the shareholders' list for the Company’s common shares showed 144 registered shareholders and 64,578,331 shares outstanding. 119 of these registered shareholders are U.S. residents, owning 16,060,425 shares representing 25% of the issued and outstanding shares of common stock.  17 of these registered shareholders are Canadian residents, owning 48,484,860 shares representing 75% of the issued and outstanding shares of common stock.  8 of these registered shareholders are of other countries, owning 33,046 shares representing 0% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 28, 2014:

Table No. 18
Shares Issued to March 28, 2014

Number
Balance, December 31, 2013	64,578,321

Balance, March 28, 2014	64,578,321

Item 10.      Additional Information

Flow-Through Shares
The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares.  There were no flow-through shares issued in Fiscal 2013 and Fiscal 2012.  In Fiscal 2011, the Company issued 100,000 flow-through shares.  Flow-through shares differ from other common shares in one aspect only, namely the tax benefits connected with the expenditures associated with the funds raised through the sale of  flow through shares flow through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on qualifying natural resources exploration in Canada.  These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the BCBCA.

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

A copy of the Company’s new articles was filed as an exhibit to the 2005 Form 20-F Annual Report with the Commission on March 30, 2006.

Shareholder Rights Plan
On April 13, 2011, the Company’s Board of Directors adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent.  The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011.  The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

The full text of the Rights Plan was filed under cover Form 6-K with the Commission on April 15, 2011 and is available on SEDAR and the Company’s website.

Advance Notice Policy
On January 28, 2013 the Company’s Board of Directors approved and adopted an Advance Notice Policy (the “Policy”) which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board, of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”): or (ii) a shareholder proposal made pursuant to the provisions of the Act.

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

2.  Executive Compensation Contract dated effective as of January 29, 2013 between the Company and Hawk Mountain Resources Ltd. (“Hawk”) whereby Hawk agrees to provide the services of Duane Poliquin as Executive Chairman for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $240,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20F Annual Report with the Commission on March 28, 2013.

3.  Executive Compensation Contract dated effective as of January 29, 2013 between the Company and Morgan Poliquin (“Poliquin”) whereby Poliquin agrees to provide the services of President and Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $265,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20F Annual Report with the Commission on March 28, 2013.

4.  Assignment of Rights Agreement dated March 11, 2013 between the Company’s wholly-owned subsidiary, Compania Minera Zapata, S.A. de C.V., and Don David Gold Mexico, S.A. de C.V.  (“Don David”) whereby Don David purchased the Company’s 100% interest in the San Pedro and Fuego prospects by paying US$100,000 plus Added Value Tax plus US$16,555 being Don David’s pro-rata share of the mineral taxes paid on January 31, 2013 together with a 2% NSR.  The full text of the Assignment of Rights Agreement is filed as an exhibit to the 2013 20F Annual Report with the Commission on March 28, 2014.

5.  Sale and Purchase Agreement dated June 20, 2013 between the Company and its wholly-owned subsidiaries, Minera Gavilan, S.A. de C.V. and Almaden America Inc., and Tarsis Resources Ltd. (“Tarsis”) whereby Tarsis purchased the Company’s 100% interests in the Yago, Mezquites, Cofradia, Llano Grande, BP and Black Jack Springs prospects issuing 4,000,000 shares of Tarsis to the Company together with a 2% NSR.  The full text of the Sale and Purchase Agreement was furnished to the Commission under cover of Form 6-K on June 20, 2013.

6.  Amendment Agreement dated November 26, 2013 between the Company’s wholly-owned subsidiary, Minera Gavilan, S.A. de C.V., Candymin, S.A. de C.V. (“Candymin”) and Mr. Charlie Edward Warren (“Warren”) whereby the Company and Candymin obtained a reduction in a royalty with respect to the Caballo Blanco prospect for total payment to Warren of US$750,000 (the Company US$350,000/Candymin US$400,000) and the Company issuing Warren 20,000 shares of the Company. The full text of the Amendment of Rights Agreement is filed as an exhibit to the 2013 20F Annual Report with the Commission on March 28, 2014.

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

3.  If the investor is a non-Canadian and is a NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

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

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control of Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

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

Controlled Foreign Company
If more than 50% of the total combined voting power of all classes of stock entitled to vote or more than 50% of the total value of the stock of the Company is owned, directly, indirectly or constructively, by U.S. Holders, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign company” or “CFC” under Subpart F of the Code.  This classification would effect many complex results, one of which requires such 10% U.S. Holders (a U.S. Holder for CFC purposes) to include in their income their pro rata shares of the Subpart F income of the CFC and the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a U.S. Shareholder at any time during the five-year period ending with the sale or exchange will be treated as dividend income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the U.S. Shareholder and while the Company was a CFC attributable to the shares sold or exchanged. If a foreign company is both a PFIC and a CFC, the foreign company generally will not be treated as a PFIC with respect to certain 10% U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign company’s ending with or within such taxable years of U.S. Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

Information Reporting and Backup Withholding
In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales from the sale of shares of the Company that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States.  Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.  Other filing requirements may also apply.  U.S. Holders should consult with their own tax advisors concerning their particular reporting requirements.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk.  A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $57,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $6,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2013.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management’s assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework published in 1992.  Based on its assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and as stated in the Report of Independent Registered Public Accounting Firm, as included herein, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

The Independent Registered Public Accounting Firm, Deloitte LLP, who audited the Company’s annual financial statements for the year ended December 31, 2013, have issued an attestation report on the Company’s Internal Control Over Financial Reporting as included in the financial statements included with this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

For the three months ended March 31, 2013, subsequent to the issuance of the Company’s Form 20-F for the year ended December 31, 2012, management identified an adjustment with respect to the amount recorded for the gain on investment in associate recorded for the year ended December 31, 2012.  Management assessed the adjustment and concluded that the financial statements for the year ended December 31, 2012 were not materially misstated and recorded this adjustment during the three months ended March 31, 2013.  Management believes that the adjustment resulted from a material weakness in the execution of its internal controls over financial reporting that existed at December 31, 2012 that had not been previously identified.  Subsequent to December 31, 2012, we have implemented a number of remediation measures to address such material weakness.  Such measures include additional procedures to more formally review the amount recorded as gain (loss) on investment in associate, working with management of the associate and its auditor to have the audit of its financial statements for the year ended December 31, 2013 completed concurrently with the audit of the Company’s financial statements for the year ended December 31, 2013.  Management believes that, as a result of these changes, the material weakness that was identified no longer exists.  Management will continue to monitor vigorously the effect of our processes, controls and procedures and will make any further changes determined to be appropriate.  Except as noted herein, there have been no change in the Company’s internal control over financial reporting that occurred during Fiscal 2013 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company’s Board of Directors has determined that Mr. Joseph Montgomery is the Company's audit committee financial expert. Mr. Montgomery has extensive business and financial experience. He has served as a director of a number of other publicly traded companies over the past 25 years, and currently serves as a director of two other publicly traded mineral exploration companies.  Mr. Montgomery is independent as defined by Section 803(B) of the NYSE MKT Listing Standards.

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

Item 16C.     Principal Accountant Fees and Services

Audit Committee's pre-approval policies and procedures
The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Deloitte LLP. Any services provided by Deloitte LLP that are not specifically included within the scope of the audit must be preapproved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services before the completion of the engagement. In Fiscal 2013 and 2012, tax services paid to Deloitte LLP were pre-approved by the audit committee.

Table No. 19 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Table No. 19
Principal Accountant Fees
	Years ended December 31
	2013	2012
Audit fees	$141,775	$157,407
Audit-related fees	10,625	39,823
Tax fees	51,314	115,317
Other fees	-	-

Fiscal 2013 and Fiscal 2012 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F.  Audit-related fees relate to accounting advisory services.  Tax fees relate to the completion of income tax returns and tax consulting services.  Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.    Corporate Governance
The Company’s class of common shares is listed on the NYSE MKT and the Toronto Stock Exchange. Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE MKT Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 8 directors, of which 4 are considered to be “independent.”  However, the NYSE MKT rules provide an exemption for companies which have Boards comprised of only 50% “independent” directors, provided that such companies, as of the end of the second quarter of their preceding fiscal year, met the definition of “smaller reporting companies” under the SEC’s rules.  The Company qualifies for such exemption.  Furthermore, under the NYSE MKT rules a “foreign private issuer” such as the Company may, subject to certain conditions, follow Canadian practice with respect to, among other things, the relative independence of its Board.

Other than in the composition of the Board of Directors as described above, in the opinion of management the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

Item 16H.    Mine Safety Disclosure
Not applicable.
PART III

Item 17.     Financial Statements

The Company’s consolidated financial statements and notes thereto are stated in Canadian Dollars (CDN$) and are prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Item 18.    Financial Statements

The Company has provided financial statements pursuant to Item 17.

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements
Independent registered Public Accounting Firm report on the consolidated financial statements, dated March 28, 2014
Report of Independent registered Public Accounting Firm on internal control over financial reporting dated March 28, 2014
Consolidated statements of financial position at December 31, 2013 and 2012
Consolidated statements of comprehensive loss for the years ended December 31, 2013, 2012 and 2011
Consolidated statements of changes in equity for the years ended December 31, 2013, 2012 and 2011
Consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011
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

2.	Instruments defining the rights of holders of equity or debt securities being registered
--Refer to Exhibit No. 1--

3.	Voting trust agreements . The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.

4.	Executive Compensation Contract dated January 29, 2013 with Hawk Mountain Resources Ltd.
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--

Executive Compensation Contract dated January 29, 2013 with Morgan Poliquin
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--

4.1	Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.
Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd. --Incorporated by reference to the Form 6-K furnished with the Commission on June 20, 2013--
4.2	Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren
5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
Nominating and Corporate Governance Committee-Duties and Responsibility
Compensation Committee-Responsibilities and Duties
Code of Business Ethics
Code of Business Conduct and Ethics for Directors
Communications Policy
Securities Trading Policy
Whistleblower Policy
Privacy Policy
--Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006
Shareholder Rights Plan dated April 13, 2011 --Incorporated by reference to the Form 6-K furnished with the Commission on April 15, 2011-- Advance Notice Policy dated January 28, 2013
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

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2013

Almaden Minerals Ltd.
December 31, 2013

Table of contents

Report of Independent Registered Chartered Accountants	1-4

Consolidated statements of financial position	5

Consolidated statements of comprehensive (loss) income	6

Consolidated statements of cash flows	7

Consolidated statements of changes in equity	8

Notes to the consolidated financial statements	9-42

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of comprehensive (loss) income, statements of changes in equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Chartered Accountants
March 28, 2014
Vancouver, Canada

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 28, 2014 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte LLP

Chartered Accountants
March 28, 2014
Vancouver, Canada

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)
	December 31,	December 31,
	2013	2012

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	11,994,773	16,487,408
Accounts receivable and prepaid expenses (Note 4)	445,122	1,571,629
Marketable securities (Note 5)	1,058,661	2,201,808
Inventory (Note 6)	274,768	274,768
	13,773,324	20,535,613

Non-current assets
Investment in associate (Note 7)	9,447,497	10,266,386
Exploration and evaluation assets deposit (Note 10(e)(vi))	138,929	138,929
Reclamation deposit (Note 3(m))	33,264	33,264
Contingent shares receivable (Note 8)	44,700	238,200
Property, plant and equipment (Note 9)	1,103,070	1,310,474
Exploration and evaluation assets (Note 10)	24,447,149	16,609,450
	35,214,609	28,596,703
TOTAL ASSETS	48,987,933	49,132,316

LIABILITIES
Current liabilities
Trade and other payables	1,097,158	1,060,829

EQUITY
Share capital (Note 11)	81,151,042	75,237,977
Reserves (Note 11)	10,210,168	9,947,336
Deficit	(43,470,435)	(37,113,826)
	47,890,775	48,071,487
TOTAL EQUITY AND LIABILITIES	48,987,933	49,132,316
Commitments (Note 17)

These consolidated financial statements are authorized for issue by the Board of Directors on March 28, 2014.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Joseph Montgomery
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive (loss) income
(Expressed in Canadian dollars)
		Years ended December 31,
	2013	2012	2011

	$	$	$
Revenue
Interest income	165,474	173,302	161,664
Other income	54,958	125,865	87,048
	220,432	299,167	248,712
Expenses (income)
Impairment of exploration and evaluation assets	371,038	1,268,856	318,847
General and administrative expenses (Note 21)	2,154,278	2,330,965	2,096,097
Loss (income) on exploration and evaluation assets (Note 13)	716,006	(47,500)	(15,072,485)
General exploration expenses	707,542	969,470	961,992
Share-based payments	381,950	1,716,250	4,930,700
	4,330,814	6,238,041	(6,764,849)
Operating (loss) income	(4,110,382)	(5,938,874)	7,013,561

Other (loss) income
(Loss) gain on investment in associate (Note 7)	(818,889)	86,963	1,286,740
Loss on dilution of equity investments (Note 7)	-	-	(122,843)
Impairment of marketable securities (Note 5)	(1,274,743)	(3,856,819)	(987,600)
Loss on fair-value of contingent share receivable (Note 8)	(193,500)	(424,500)	-
Gain on sale of marketable securities	19,509	12,275	149,069
Gain (loss) on sale of property, plant and equipment	-	3,051	(9,374)
Foreign exchange gain (loss)	21,396	(120,473)	(54,695)
(Loss) income before income taxes	(6,356,609)	(10,238,377)	7,274,858
Income tax recovery (Note 16)	-	-	20,000

Net (loss) income for the year	(6,356,609)	(10,238,377)	7,294,858

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit
or loss
Net change in fair value of available-for-sale financial
assets, net of tax of nil	(84,585)	(2,341,238)	(2,661,274)
Reclassification adjustment relating to available-for-sale
financial assets included in net (loss) income,
net of tax of nil	(5,763)	4,334,680	839,572
Other comprehensive (loss) income for the year	(90,348)	1,993,442	(1,821,702)

Total comprehensive (loss) income for the year	(6,446,957)	(8,244,935)	5,473,156

Basic net (loss) income per share (Note 14)	(0.10)	(0.17)	0.13
Diluted net (loss) income per share (Note 14)	(0.10)	(0.17)	0.12

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
		Years ended December 31,
	2013	2012	2011

	$	$	$
Operating activities
Net (loss) income for the year	(6,356,609)	(10,238,377)	7,294,858
Items not affecting cash
Deferred income tax recovery	-	-	(20,000)
Loss (gain) on investment in associate	818,889	(86,963)	(1,286,740)
Loss on dilution of equity investment	-	-	122,843
Depreciation	303,390	325,995	271,061
Gain on sale of marketable securities	(19,509)	(12,275)	(149,069)
Loss on fair value of contingent share receivable	193,500	424,500	-
Impairment of marketable securities	1,274,743	3,856,819	987,600
Loss (income) on exploration and evaluation assets	716,006	(47,500)	(15,067,486)
Impairment of exploration and evaluation assets	371,038	1,268,856	318,847
Share-based payments	381,950	1,716,250	4,930,700
(Gain) loss on sale of property, plant and equipment	-	(3,051)	9,374
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	651,833	(423,223)	(610,006)
Trade and other payables	36,329	495,732	(213,672)
Deferred exploration advances payable	-	-	(156,956)
Net cashed used in operating activities	(1,628,440)	(2,723,237)	(3,568,646)
Investing activities
Reclamation deposit	-	96,500	(5,000)
Short term investment	-	-	2,000,000
Net proceeds from sale of marketable
securities	22,565	4,435,757	579,783
Property, plant and equipment
Purchases	(95,986)	(395,018)	(678,274)
Net proceeds	-	7,143	15,022
Assets classified as held for sale	-	-	(182,713)
Mineral properties
Costs	(8,253,489)	(7,407,896)	(6,197,667)
Net proceeds on disposal	127,420	30,000	5,871,380
Net cash (used in) from investing activities	(8,199,490)	(3,233,514)	1,402,531
Financing activity
Issuance of shares, net of share issue costs	5,335,295	1,260,000	7,262,442
Net cash from financing activity	5,335,295	1,260,000	7,262,442

Net cash (outflows) inflows	(4,492,635)	(4,696,751)	5,096,327
Cash and cash equivalents, beginning of year	16,487,408	21,184,159	16,087,832
Cash and cash equivalents, end of year	11,994,773	16,487,408	21,184,159
Supplemental cash and cash equivalents information - Note 15

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	compensation	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$
Balance, January 1, 2011	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Shares issued for cash on exercise of stock options	2,030,000	4,922,900	-	-	-	-	-	4,922,900
Fair value of share options transferred to share capital
on exercise of options	-	2,546,300	(2,546,300)	-	-	(2,546,300)	-	-
Share-based payments	-	-	4,930,700	-	-	4,930,700	-	4,930,700
Private placements and other	110,000	386,243	-	-	-	-	-	386,243
Shares issued for cash on exercise of warrants	1,481,499	1,933,299	-	-	-	-	-	1,933,299
Fair value of warrants transferred to share capital
on exercise of warrants	-	711,305	-	(711,305)	-	(711,305)	-	-
Total comprehensive (loss) income for the year	-	-	-	-	(1,821,702)	(1,821,702)	7,294,858	5,473,156
Balance, December 31, 2011	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options transferred to share capital
on exercise of options	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,716,250	-	-	1,716,250	-	1,716,250
Total comprehensive loss for the year	-	-	-	-	1,993,442	1,993,442	(10,238,377)	(8,244,935)
Balance, December 31, 2012	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	220,000	223,550	-	-	-	-	-	223,550
Fair value of share options transferred to share capital
on exercise of options	-	136,650	(136,650)	-	-	(136,650)	-	-
Share-based payments	-	-	381,950	-	-	381,950	-	381,950
Private placements and other	4,386,000	5,015,365	-	-	-	-	-	5,015,365
Finder's warrant issued pursuant to private placement	-	-	-	107,880	-	107,880	-	107,880
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Total comprehensive loss for the year	-	-	-	-	(90,348)	(90,348)	(6,356,609)	(6,446,957)
Balance, December 31, 2013	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

1.            Nature of Operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, US and Mexico.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.             Basis of Presentation

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2013.

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
For the years ended December 31, 2012 and 2013
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

Estimates

o	the recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive (loss) income;

o	the estimated value of the exploration and development costs which is recorded in the consolidated statements of financial position;
o	the inputs used in accounting for share option expense in the consolidated statements of comprehensive (loss) income;
o
the provision for income taxes which is included in the consolidated statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2013;

o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
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

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 38.8% interest in Gold Mountain is accounted for using the equity method.

The Company accounts for its interest in the jointly controlled ATW project by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

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
For the years ended December 31, 2012 and 2013
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
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
3.	Significant accounting policies (Continued)

(c)           Financial instruments (continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in net income (loss).

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

(e)   Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)   Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture and fixtures	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Leasehold improvements	Over the term of the lease
Drill equipment	20%

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
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

Other income
Revenue from other income consists of office rental and contract exploration services provided to third parties and are recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

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
For the years ended December 31, 2012 and 2013
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
For the years ended December 31, 2012 and 2013
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
For the years ended December 31, 2012 and 2013
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

(l)             Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants.  Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method.  Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

(m)          Reclamation and closure cost obligations

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
3.            Significant accounting policies (Continued)

(m)           Reclamation and closure cost obligations (continued)

The Company has $12,500 (2012 - $12,500) of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 (2012 - $20,764) of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(n)           Net (loss) income per share

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

(o)       Application of new and revised accounting standards effective January 1, 2013

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

1)   IFRS 7 - Financial Instruments: Disclosures
2)   IFRS 10 - Consolidated Financial Statements
3)   IFRS 11 - Joint Arrangements
4)   IFRS 12 - Disclosure of Interests in Other Entities
5)   IFRS 13 - Fair Value Measurement
6)   IAS 1 - Presentation of Financial Statements
7)   IAS 19 - Employee Benefits
8)   IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

(p)       Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2013.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

3.             Significant accounting policies (Continued)

(p)       Future accounting standards (continued)

The following standards or amendments are effective for annual periods beginning on or after January 1, 2014.

    1)   IFRIC 21 - Levies
    2)   IAS 32 - Financial Instruments: Presentation
    3)   IAS 39 - Financial Instruments: Recognition and Measurement & IFRS 9 – Financial Instruments (mandatory adoption date not yet finalized)

4.            Accounts receivable and prepaid expenses

               Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2013	2012
Accounts receivable	$ 346,492	$ 984,399
Excise tax receivable	39,538	114,204
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	138,577	552,511
	$ 445,122	$ 1,571,629

At December 31, 2013, the Company has recorded value added taxes of $944,897 in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

5.             Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the year ended December 31, 2013, the Company determined that $1,274,743 (2012 - $3,856,819; 2011 - $987,600) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.            Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2013 is $2,005,251 (2012 - $2,666,437).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

7.             Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management’s best estimate of the fair value of the contingently issuable shares of $144,000.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s (loss) gain during the year ended December 31, 2013 in the amount of $(818,889) (2012 – $86,963; 2011 – $1,286,740). The fair value of the investment at December 31, 2013 is $2,407,500 (2012 - $8,025,000).

During the year ended December 31, 2013, the Company charged Gold Mountain $Nil (2012 - $352,674) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2013 and 2012:
	December 31, 2013	December 31, 2012
Current assets	$2,606,837	$5,867,820
Non-current assets	$28,529,408	$27,933,461
Current liabilities	$51,923	$2,375,476
Non-current liabilities	$1,694,901	$1,694,901
Revenue	$51,141	$108,918
Loss	$341,483	$2,024,678

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
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

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $13,500 (2012 - $90,000) based on management’s best estimate of the fair value of the common shares as at December 31 , 2013 and a loss on fair value adjustment of $76,500 (2012 - $54,000) in the statements of comprehensive (loss) income during the year ended December 31, 2013.

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

The Company has recorded a contingent share receivable of $31,200 (2012 - $148,200) based on management’s best estimate of the fair value of the common shares as at December 31, 2013 and a loss on fair value adjustment of $117,000 (2012 - $370,500) in the statements of comprehensive (loss) income during the year ended December 31, 2013.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

9.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2012	532,095	139,195	326,995	204,417	65,106	420,402	27,181	1,493,365	3,208,756
Additions	9,165	-	3,095	10,395	-	31,708	-	41,623	95,986
Disposals	-	-	-	-	-	-	-	-	-
December 31, 2013	541,260	139,195	330,090	214,812	65,106	452,110	27,181	1,534,988	3,304,742

Accumulated depreciation
December 31, 2012	367,264	124,971	270,627	119,960	57,444	281,227	27,181	649,608	1,898,282
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	50,824	2,845	17,374	26,896	1,532	31,006	-	172,913	303,390
December 31, 2013	418,088	127,816	288,001	146,856	58,976	312,233	27,181	822,521	2,201,672

Carrying amounts
December 31, 2012	164,831	14,224	56,368	84,457	7,662	139,175	-	843,757	1,310,474
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	-	712,467	1,103,070

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

10.	Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	BP	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2012)	231,059	45,599	46,451	148,254	110,047	95,061	676,471
Additions	1,001,706	1,662	-	-	-	513,264	1,516,632
Proceeds from options	-	-	-	-	-	(317,420)	(317,420)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost- reclassified to income (loss)	-	-	-	-	(110,047)	(277,849)	(387,896)
Impairment of deferred acquisition costs	-	-	-	-	-	(11)	(11)
Closing balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	-	13,045	1,487,776
Deferred exploration costs
Opening balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	169,430	239,638	15,932,979
Costs incurred during the year
Drilling and related costs	2,052,023	87,882	-	-	-	-	2,139,905
Professional/technical fees	738,760	25,584	-	1,597	49	65,231	831,221
Claim maintenance/lease costs	229,926	49,318	15,550	21,465	-	403,709	719,968
Geochemical, metallurgy	1,478,443	30,585	-	-	-	37,452	1,546,480
Travel and accommodation	305,115	1,609	-	-	-	3,187	309,911
Geology, exploration	841,065	4,740	531	-	-	153,701	1,000,037
Supplies and misc.	34,632	-	84	-	-	9,349	44,065
Geophysical, geosciences	61,933	-	-	-	-	-	61,933
Reclamation, environmental	39,983	8,114	-	-	-	1,745	49,842
Water exploration	129,228	-	-	-	-	-	129,228

Value-added tax	889,100	-	-	-	-	55,797	944,897

Recoveries	-	-	-	-	-	(16,956)	(16,956)

Proceeds from options	-	-	-	-	(22,000)	(13,000)	(35,000)

Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost- reclassified to income (loss)	-	-	-	-	(147,479)	(180,631)	(328,110)

Impairment of deferred exploration costs	-	-	-	-	-	(371,027)	(371,027)
	6,800,208	207,832	16,165	23,062	(169,430)	148,557	7,026,394
Closing balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	-	388,195	22,959,373
Total exploration and evaluation assets	20,364,499	1,362,487	1,469,981	848,942	-	401,240	24,447,149

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
10.           Exploration and evaluation assets (Continued)

	Tuligtic	El Cobre	ATW	Willow	BP	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2011)	231,059	45,599	46,451	148,254	110,047	435,315	1,016,725
Additions	-	-	-	-	-	19,463	19,463
Proceeds from options	-	-	-	-	-	(47,500)	(47,500)
Proceeds received from options on exploration and evaluation assets in excess of cost-reclassified to income	-	-	-	-	-	47,500	47,500
Impairment of deferred acquisition costs	-	-	-	-	-	(359,717)	(359,717)
Closing balance (December 31, 2012)	231,059	45,599	46,451	148,254	110,047	95,061	676,471
Deferred exploration costs
Opening balance (December 31, 2011)	6,012,795	742,292	1,390,111	629,914	134,736	543,837	9,453,685
Costs incurred during the year
Drilling and related costs	2,843,049	-	-	-	-	-	2,843,049
Professional/technical fees	504,480	14,562	-	8,961	-	68,540	596,543
Claim maintenance/lease cost	257,218	29,069	15,551	22,032	34,694	314,272	672,836
Geochemical, metallurgy	2,302,880	23,398	-	-	-	71,587	2,397,865
Travel and accommodation	141,536	6,703	-	-	-	46,814	195,053
Geology, exploration	168,391	135,301	1,633	16,719	-	59,081	381,125
Supplies and misc.	54,726	1,370	70	-	-	7,803	63,969
Geophysical, geosciences	9,978	142,500	-	-	-	67,205	219,683
Reclamation, environmental	36,473	12,199	-	-	-	1,762	50,434
Recoveries	-	-	-	-	-	(32,124)	(32,124)

Impairment of deferred exploration costs	-	-	-	-	-	(909,139)	(909,139)
	6,318,731	365,102	17,254	47,712	34,694	(304,199)	6,479,294
Closing balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	169,430	239,638	15,932,979
Total exploration and evaluation assets	12,562,585	1,152,993	1,453,816	825,880	279,477	334,699	16,609,450

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
10.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking.

(e)           Other

(i) Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property.

(ii) Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.  The Company recorded a write-down in 2013 of $8,077 (2012 - $Nil).

(iii) Merit
The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the Option Agreement in 2013.  The Company recorded a write-down in 2013 of $5,697 (2012 – income of $5,000).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

10.              Exploration and evaluation assets (Continued)

(e)       Other

(iv)          San Jose
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in 2013 of $24,676 (2012 - $56,283).

(v)            Yago & BP
In 2013, the Yago and BP properties were vended along with several others (Black Jack Springs property in Nevada and the Mezquites, San Pedro and Llano Grande properties in Mexico) to Tarsis Resources Ltd. (“Tarsis”) for 4 million shares of Tarsis and a 2% NSR royalty.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.  Prior to the sale, the Company’s carrying value of the properties were $438,530 (2012 - $350,115) and resulting in a loss of $218,532 as reported in Note 13.

(vi)           Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company then entered into an agreement with Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  In 2013, Golden Minerals terminated the agreement.  Subsequently, the Company abandoned the claims and recorded a write-down of $39,583 (2012 - $271,979).  The Company is in the process of having the bond for the purchase of the NSR royalty released.

(vii)          Caldera
The Company acquired a 100% interest in the Caldera property by staking.  During 2010, the Company entered into an Option Agreement with Windstorm Resources Inc. ("Windstorm") to earn a 60% interest in the property subject to certain terms and conditions.  During 2012, Windstorm terminated the Option Agreement.  The Company recorded a write-down in 2013 of $102,021 (2012 - $485,693).

(viii)         Other write-downs of interest in exploration and evaluation assets
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $190,984 during the year ended December 31, 2013 (2012 - $343,739).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
11.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2013, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2013, 2012 and 2011

On November 28, 2013, the Company issued 10,000 common shares at a deemed value of $1.15 per share as a payment to modify the Caballo Blanco royalty agreement.

On July 17, 2013 the Company completed a non-brokered private placement of 4,376,000 units at a price of $1.25 per unit for gross proceeds of $5,470,000 less share issue costs of $458,996.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  The proceeds of the private placement was allocated to share capital and nil value to the warrants under the residual value method.

A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.  The fair value of the finder’s warrants of $107,880 was allocated to share capital and reserves for warrants.  The Company paid other share issue costs of $118,616.

On February 22, 2013, the Company issued 250,000 common shares at a deemed value of $2.15 per share pursuant to a property acquisition agreement on the Tuligtic project.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

11.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2013, 2012 and 2011 are as follows:

Expiry date	Exercise Price	December 31 2012	Granted	Exercised	Expired/ cancelled	December 31 2013
January 17, 2015*	$1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$1.50	-	186,000	-	-	186,000
		-	4,562,000	-	-	4,562,000
Weighted average
exercise price		-	$1.50	-	-	$1.50

*Expiry date is extended to July 17, 2016 and exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015.

No warrants were granted nor exercised during the year ended December 31, 2012.  There were no warrants outstanding at December 31, 2012 and 2011.

Expiry date	Exercise Price	December 31 2010	Granted	Exercised	Expired/ cancelled	December 31 2011
December 17, 2011	$0.85	236,000	-	236,000	-	-
December 17, 2011	$1.40	1,180,500	-	1,180,500	-	-
March 16, 2011	$1.25	40,000	-	40,000	-	-
June 29, 2011	$1.20	24,999	-	24,999	-	-
		1,481,499	-	(1,481,499)	-	-
Weighted average
exercise price		$1.30	-	$1.30	-	-

The weighted average fair value of warrants granted during the year ended December 31, 2013 calculated using the Black-Scholes model at issue date, are as follows:

			Weighted average assumptions used
Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
186,000	July 17, 2013	$0.58	1.39%	3	55.95%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
11.	Share capital and reserves (Continued)

(d)     Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2013, the Company had reserved 617,832 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the years ended December 31, 2013, 2012 and 2011 vested on the date granted. The continuity of stock options for the years ended December 31, 2013, 2012 and 2011 are as follows:

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(125,000)	-	-
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(220,000)	(215,000)	5,840,000
Weighted average
exercise price		$2.39	$1.77	$1.02	$2.77	$2.38

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
11.	Share capital and reserves (Continued)

(d)     Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired/ cancelled	December 31, 2012,
March 25, 2012	$3.90	45,000	-	-	(45,000)	-
September 10, 2012	$2.32	500,000	-	(500,000)	-	-
November 1, 2012	$2.72	60,000	-	-	(60,000)	-
November 15, 2012	$2.68	100,000	-	-	(100,000)	-
December 13, 2012	$4.30	25,000	-	-	(25,000)	-
March 17, 2013	$2.35	40,000	-	-	-	40,000
April 12, 2013	$2.36	-	25,000	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	-	65,000	-	-	65,000
July 13, 2014	$1.96	-	170,000	-	-	170,000
November 22, 2014	$2.53	-	60,000	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$1.00	240,000	-	(100,000)	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	-	250,000	-	-	250,000
June 8, 2017	$2.25	-	75,000	-	-	75,000
September 11, 2017	$2.63	-	500,000	-	-	500,000
November 22, 2017	$2.53	-	100,000	-	-	100,000
Options outstanding and exercisable		5,475,000	1,245,000	(600,000)	(230,000)	5,890,000
Weighted average
exercise price		$2.39	$2.38	$2.10	$3.11	$2.39

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
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
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

11.          Share capital and reserves (Continued)

(d)    Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2013, 2012, and 2011, calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
250,000 25,000 90,000 20,000 100,000	June 18, 2013 April 25, 2013 April 4, 2013 February 22, 2013 November 22, 2012	$1.01 $0.51 $1.17 $.057 $1.58	1.62% 1.19% 1.62% 0.99% 1.37%	5 2 5 2 5	78.71% 48.19% 78.27% 50.12% 77.91%	$Nil $Nil $Nil $Nil $Nil
60,000	November 22, 2012	$0.72	1.17%	2	50.80%	$Nil
500,000	September 11, 2012	$1.76	1.22%	5	77.87%	$Nil
170,000	July 13, 2012	$0.80	1.07%	2	76.42%	$Nil
75,000	June 8, 2012	$1.63	1.20%	5	74.66%	$Nil
250,000	May 4, 2012	$2.03	1.20%	5	75.79%	$Nil
65,000	May 4, 2012	$1.05	1.00%	1.5	75.79%	$Nil
25,000	April 12, 2012	$0.74	1.00%	1	76.46%	$Nil
60,000	November 1, 2011	$0.86	0.99%	1	78.13%	$Nil
200,000	August 15, 2011	$2.17	1.30%	5	77.10%	$Nil
2,320,000	June 8, 2011	$1.89	2.10%	5	76.58%	$Nil
45,000	March 25, 2011	$1.34	1.72%	1	90.17%	$Nil

12.         Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the former Vice-President-Mining.  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2013		December 31, 2012		December 31, 2011

Salaries, fees and benefits	$ 690,700	(i)	$ 828,488	(iii)	$ 722,157	(v)
Share based compensation	340,250	(ii)	1,468,500	(iv)	3,883,250	(vi)
Director’s fees	48,000		39,000		33,000
	$ 1,078,950		$ 2,335,988		$ 4,638,407

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $240,000 for geological services provided to the Company and is recorded in general exploration expenses.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
12.       Related party transactions and balances (Continued)

(a)	Compensation of key management personnel (continued)

(ii)
Comprised of 325,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 3, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date.

(iii)	Hawk Mountain was paid $315,000 for geological services provided to the Company and is recorded in general exploration expenses.

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

(v)	Hawk Mountain was paid $268,050 for geological services provided to the Company and is recorded in general exploration expenses.

(vi)
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

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has a director in common with ATW.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
12.      Related party transactions and balances (Continued)

(b) Other related party transactions (continued)

ii)  Other

(a)	During the year ended December 31, 2013, the Company paid a company controlled by a Director of the Company $1,500 (2012 - $Nil; 2011 - $5,000) for consulting services provided to the Company.

(b)	During the year ended December 31, 2013, the Company paid a company controlled by a Director of the Company, $700 (2012 - $488; 2011 - $1,325) for accounting services provided to the Company.

(c)
During the year ended December 31, 2013, an additional $6,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2012 - $12,000; 2011 - $30,475).

(d)
During the year ended December 31, 2013, the Company employed the Chairman’s daughter for a salary of $34,000 less statutory deductions (2012 - $62,216; 2011 - $29,358) for marketing and administrative services provided to the Company.

13.      (Loss) income on exploration and evaluation assets

(Loss) income on exploration and evaluation assets is comprised of the following:

		Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Sale of Yago, Mezquites, Llano Grande, San
Pedro, BP and Black Jack Springs properties	$(218,532)	$-	$-
Sale of Caballo Blanco property	(469,045)	-	10,801,320
Sale of Elk property	-	-	4,266,166
Other	(28,429)	47,500	4,999
	$(716,006)	$47,500	$15,072,485

During year ended December 31, 2013, the Company paid $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to a property interest in Caballo Blanco property.  The payment and shares are the result of a 2011 royalty agreement that has been subsequently amended pursuant to an Amended Royalty Agreement.

Recorded in Other, the Company accrued a reversal from a previous years’ recovery of exploration costs that resulted in a loss on exploration and evaluation assets of $144,019.  The accrual relates to a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in British Columbia, Canada.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
14.          Net (loss) income per share

Basic and diluted net (loss) income per share

The calculation of basic net (loss) income per share for the year ended December 31, 2013 was based on the (loss) income attributable to common shareholders of $(6,356,609) (2012 - $(10,238,377); 2011 - $7,294,858) and a weighted average number of common shares outstanding of 62,054,987 (2012 – 59,349,992; 2011 – 57,268,649).

The calculation of diluted net (loss) per share for the year ended December 31, 2013 did not include the effect of stock options and warrants as they are anti-dilutive. The calculation of diluted net (loss) per share for the year ended December 31, 2012 did not include the effect of stock options as they are anti-dilutive. The calculation of diluted net income per share for the year ended December 31, 2011 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 1,791,544 stock options and 692,502 warrants.

15.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011

Investing and financing activities
Fair value of share options transferred to share capital on exercise of options	$ 136,650	$ 624,000	$ 2,546,300
Fair value of warrants transferred to share capital on exercise of warrants	-	-	711,305
Shares received on sale of Caballo Blanco property	-	-	7,727,300
Shares received on sale of Elk property	-	-	10,206,250
Shares received on sale of Dill property	5,000	17,500	-
Shares received on sale of Yago, Mezquites, Llano Grande, San Pedro BP and Black Jack Springs properties	220,000	-	-

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
15.          Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2013	December 31, 2012

Cash	$1,694,723	$11,187,358
Term Deposits	10,300,050	5,300,050
	$11,994,773	$16,487,408

16.         Income taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net income (loss) before income taxes due to the following:

	December 31, 2013	December 31, 2012
Income (loss) before taxes	$(6,356,609)	$(10,238,377)
Statutory rate	25.75%	25.00%

Expected income tax	(1,636,827)	(2,559,594)
Effect of different tax rates in foreign jurisdictions	(98,395)	(63,945)
Non-deductible stock based compensation	98,352	428,749
Other permanent items	731,637	681,626
Change in deferred tax assets not recognized	3,864,161	1,757,082
Impact of change in tax rates	(449,174)	-
Impact of deferred tax rates applied vs. current statutory rates	(5,211)	-
Share issuance costs	(119,339)	-
True-ups and Other	(2,385,204)	(243,918)
	$-	$-

The province of British Columbia increased its corporate tax rate decreased from 10% to 11% effective April 1, 2013.  The increase in tax rates resulted in an overall increase in the Company's statutory tax rate from 25% to 25.75%.

In 2013, a bill was introduced in Mexico that increased the Company’s tax rate relating to the Company’s Mexico operations to 30%, effective January 1, 2014.  As a result, the Company’s deferred tax rate in relation to its Mexico operations increased from 28% to 30%.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
16.         Income taxes (Continued)

(b)	The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2013	December 31, 2012

Deferred tax assets
Non-capital losses	$3,916,383	$1,916,686
Property, plant and equipment	149,169	1,584
	4,065,552	1,918,270
Deferred tax liabilities
Exploration and evaluation assets	(4,053,930)	(1,881,220)
Contingent shares receivable	(11,622)	(37,050)
	(4,065,552)	(1,918,270)

Net deferred tax assets (liabilities)	$-	$-

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2013	December 31, 2012

Non-capital loss carryforwards	$14,470,998	$9,332,601
Capital loss carryforwards	-	1,887,677
Exploration and evaluation assets	9,852,106	4,496,451
Share issue costs	554,002	406,198
Property, plant and equipment	251,308	136,964
Cumulative eligible capital deduction	130,693	120,906
Marketable securities	5,421,778	4,104,998
Donations	5,100	-
	$30,685,985	$20,485,795

At December 31, 2013, the Company had operating loss carryforwards available for tax purposes in Canada of $4,468,535 (2012 - $2,020,008) which expire between 2031 and 2033, in the United States of $361,713 (2012 - $16,422) which expire between 2031 and 2033 and in Mexico of $9,640,749 (2012 - $7,296,171) which expire between 2014 and 2023.

Taxable temporary differences in relation to investments in associates for which a deferred tax liability has not been recognized is $5.6 million (2012 - $6.4 million).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

17.          Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2013, the remaining payments for the executive contract and the operating lease are due as follows:

	2014	2015	2016	2017	2018	Total

Office lease	$75,000	$81,000	$6,700	$-	$-	$162,700
Executive contracts	505,000	505,000	505,000	505,000	505,000	2,525,000
	$580,000	$586,000	$511,700	$505,000	$505,000	$2,687,700

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

As at December 31, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$567,239	$63,583
Accounts receivable and prepaid expenses	-	66,870
Total assets	$567,239	$130,453

Trade and other payables	$76,592	$165,638
Total liabilities	$76,592	$165,638

Net assets (liabilities)	$490,647	$(35,185)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $57,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $6,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars
18.          Financial instruments (Continued)

(b)    Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of  sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

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
A 1% change in the interest rate would change the Company’s net income by $120,000.

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

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $20,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,058,661	$-	$-	$1,058,661

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2012 and 2013
Presented in Canadian dollars

20.          Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	Year ended December 31,
	2013	2012

Canada	$2,562,469	$2,564,122
United States	848,945	1,105,361
Mexico	22,138,805	14,250,441
	$25,550,219	$17,919,924

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

21.           General and administrative expenses

		Year ended December 31,
	2013	2012	2011

Professional fees	$378,705	$483,250	$495,665
Salaries and benefits	537,837	535,081	296,544
Travel and promotion	305,203	368,481	289,425
Depreciation	303,390	325,995	271,061
Office and license	200,252	183,256	260,187
Rent	169,498	158,334	164,919
Stock exchange fees	87,070	106,901	131,539
Insurance	100,783	103,536	107,645
Transfer agent fees	23,540	22,676	45,617
Directors fees	48,000	39,000	33,495
Bad debt expense	-	4,455	-
	$2,154,278	$2,330,965	$2,096,097

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated: March 28, 2014	By /s/Morgan Poliquin
Morgan Poliquin, CEO