Form 20-F
period 2014-12-31
ALMADEN MINERALS LTD
filed 2015-03-31
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

68,728,321

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

U.S. GAAP (   )                             International Financial Reporting Standards as issued  (X)                                                                                       Other (   )
              by the International Accounting Standards Board

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

Argillic:  A form of alteration characterized by the alteration of original minerals to clays.

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

Calc-silicate:  Calcium-bearing silicate minerals. These minerals are commonly formed as a result of the interaction of molten rock and its derived, hot hydrothermal fluids with very chemically reactive calcium carbonate (limestone). Calc-silicate minerals include garnet, pyroxene, amphibole and epidote. These minerals are commonly described as skarn and are genetically and spatially associated with a wide range of metals.

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

Felsic:  Light colored silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).

Fluid inclusion:  A cavity, with or without negative crystal faces, containing one or two fluid phases, and possibly one or more minute crystals, in a host crystal.  If two fluid phases are present, the vapor phase (bubble) may show Brownian motion.

Folds:  Are flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.

Fracture:  Breaks in a rock, usually due to intensive folding or faulting.

Gabbro:  A group of dark-coloured, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group.  It is the approximate intrusive equivalent of basalt.  Apatite and magnetite or ilmenite are common accessory minerals.

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

Gossan:  The leached and oxidized near surface part of a sulphide mineral deposit, usually consisting largely of hydrated iron oxides left after copper and other minerals have been removed by downward leaching.

Gouge:  The finely ground rock that results from the abrasion along a fault surface.

Grade:  The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per tonne (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

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

Hectare:  A square of 100 meters on each side.

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

Ignimbrite:  The rock formed by the widespread deposition and consolidation of ash flows and nues ardentes.  The term includes welded tuff and non-welded but recrystallized ash flows.

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

Kriging:  (a) A statistical technique employed in calculating grade and tonnage of ore reserves from sampling data.  The data are handled by computer.  (b) A technique for interpolating which honors data points exactly.  An output point is calculated as a linear combination of known data points.  Kriging attempts to produce the best linear unbiased estimate.  Used to interpolate between drill holes.

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

Mineral Deposit or Mineralized Material:  A mineralized underground body which has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

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

Ordinary kriging:  The basic technique of kriging and uses a weighted average of neighboring samples to estimate the 'unknown' value at a given location.  Weights are optimized using the semi-variogram model, the location of the samples and all the relevant inter-relationships between known and unknown values. The technique also provides a "standard error" which may be used to quantify confidence levels.

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

oz/t or opt:  Ounces per tonne.

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

Rhyolite:  The fine grained equivalent of granite.

Royalty interest:  A royalty, the calculation and payment of which is tied to some production unit such as ton of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

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

Glossary of Abbreviations

Ag:  Silver
Ag gm/t:  Silver grade measured in grams per metric ton
                  Converts to ounces per ton by dividing by 34.286
Au:  Gold
Au gm/t:  Gold grade measured in grams per metric ton
                 Converts to ounces per ton by dividing by 34.286
Ba:  Barium
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

Preliminary Economic Assessment (PEA)
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

Exploration Information
Exploration information means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. It is recognized that in the review and compilation of data on a project or property, previous or historical estimates of tonnage and grade, not meeting the minimum requirement for classification as Mineral Resource, may be encountered. If a Qualified Person reports Exploration Information in the form of tonnage and grade, it must be clearly stated that these estimates are conceptual or order of magnitude and that they do not meet the criteria of a Mineral Resource.

Mineral Resource
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

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

Conversion Table
Metric / Imperial
1.0 millimeter (mm) = 0.039 inches (in)
1.0 meter (m) = 3.28 feet (ft)
1.0 kilometer (km) = 0.621 miles (mi)
1.0 hectare (ha) = 2.471 acres (ac)
1.0 gram (g) = 0.032 troy ounces (oz)
1.0 metric tonne (t) = 1.102 short tons (ton)
1.0 g/t = 0.029 oz/ton

Unless otherwise indicated, all dollar ($) amounts referred to herein are in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of the Company’s management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please consult the Company’s public filings at www.sec.gov for further, more detailed information concerning these matters.

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The following selected financial data of the Company for Fiscal 2014, Fiscal 2013 and Fiscal 2012 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data set forth for Fiscal 2011 and Fiscal 2010 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.   The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 2 of the consolidated financial statements.

Table No. 1
Selected Financial Data
International Financial Reporting Standards (“IFRS”)
(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Revenues	$254	$220	$299	$249	$234
Net (loss) income	(14,983)	(6,357)	(10,238)	7,295	(3,465)
Basic net (loss) income per common share	(0.23)	(0.10)	(0.17)	0.13	(0.07)
Diluted net (loss) income per common share	(0.23)	(0.10)	(0.17)	0.12	(0.07)
Weighted average shares (000)	66,331	62,055	59,350	57,269	51,188

Working capital	9,172	12,676	19,475	30,513	29,187
Exploration and evaluation assets	28,645	24,447	16,609	10,470	4,439
Net assets	39,637	47,891	48,071	53,340	35,694
Total assets	42,019	48,988	49,132	53,905	36,343
Capital stock	87,084	81,151	75,238	73,354	62,854
Dividends declared per share	-	-	-	-	-

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2014	$1.10	$1.16	$1.06	$1.16
Fiscal Year Ended 12/31/2013	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/2012	1.00	1.04	0.97	1.00
Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02
Fiscal Year Ended 12/31/2010	1.03	1.08	1.00	1.00

Table No. 3
Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015
High	$1.12	$1.13	$1.14	$1.16	$1.27	$1.27
Low	1.09	1.11	1.12	1.14	1.16	1.24

The exchange rate was $1.26 on March 27, 2015.

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

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further work is done and a comprehensive economic evaluation based upon that work is concluded. The Company has financed its operations principally through the sale of equity securities, entering into joint venture arrangements and the sale of its inventory of gold. The recoverability of mineral properties is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $14,982,667 in Fiscal 2014, $6,356,609 in Fiscal 2013, and $10,238,377 in Fiscal 2012.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2014, revenue consisted of interest income and other income from office rental and contract drilling programs provided to third parties.  During Fiscal 2013 and Fiscal 2012, revenue consisted of interest and other income from office rental, a royalty payment from Gold Mountain from the Elk property and contract exploration services provided to third parties.

The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Uncertainty of Obtaining Additional Funding Requirements
If the Company’s exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production.  The only sources of future funds presently available to the Company are the sale of its inventory of gold, the sale of its equity capital, the incurring of debt, the sale of the equity positions it holds in other publicly traded companies, or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Possible Dilution to Present and Prospective Shareholders
The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company sometimes seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties it has acquired.

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

As a requirement for performing certain exploration activities, the Company has $34,548 on deposit as reclamation bonds for exploration work and site disturbance on prospects in Canada and the U.S.  These allocated funds have been deposited for the benefit of the Province of British Columbia and the State of Nevada until released upon approval from the Province and State after all necessary reclamation work on the properties has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 30, 2015 there were share purchase options outstanding allowing the holders of these options to purchase 6,245,000 shares of common stock and warrants allowing the holders of these warrants to purchase 8,869,000 shares of common stock.  Directors and officers of the Company hold 5,110,000 of these share purchase options and 208,650 of these warrants.  An additional 1,135,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 30, 2015 there were 73,148,321 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares.  The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 20.7%.

No Proven Reserves
The properties and prospects in which the Company has an interest or the properties in which the Company has the right to earn an interest are in the exploratory stage only, are without a known body of economically viable ore and are not in commercial production. If the Company does not ultimately find a body of economically recoverable ore, it would either have to acquire additional exploration projects, or terminate is operations.

Uncertainty of Reserves and Mineralization Estimates
There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past.  Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Changes to Mexican Mining Taxes
In October 2013, the Mexican Congress approved a package of tax reforms which included significant changes to the country’s mining royalties and tax structure. These new laws had an effective date of January 1, 2014. The changes include a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization (“EBITDA”) and an additional 0.5% royalty on gross revenues from precious metal production. The new law also increases annual taxes on certain inactive exploration concessions by 50 to 100%. These changes may result in increased holding costs to the Company for its existing mineral concessions. The new taxes and royalties may also materially and adversely affect the potential to define economic reserves on any Mexican properties and result in the Company’s Mexican properties being less attractive to potential optionees or joint-venture partners.

Foreign Incorporation and Civil Liabilities
The Company was created under amalgamation under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside the U.S.  Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin and Morgan Poliquin also serve as directors of Gold Mountain Mining Corporation.  Joseph Montgomery also serves as a director of Infrastructure Materials Corp.  Gerald Carlson also serves a director and as the President and CEO of Pacific Ridge Exploration Ltd.  Barry Smee also serves as a director of Platinum Group Metals Ltd.  Mark Brown also serves as a director and as the CFO of Tarsis Resources Ltd. and Galileo Petroleum Ltd, and as the President, CEO and a director of Big Sky Petroleum Corporation.  He also serves as a director of Avrupa Minerals Ltd., Estrella Gold Corporation, Strategem Capital Corp. and Sutter Gold Mining Ltd.  These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

Foreign Operations
The Company currently has exploration projects located in Mexico and the U.S.  The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the U.S. affecting foreign trade, investment and taxation.

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

Organizational Structure
The Company currently has ten wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions.  These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Puebla Holdings Inc.	Canada	holding company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

At December 31, 2014, the Company owned a 50% share interest in ATW Resources Ltd. ("ATW"), a company incorporated in the Northwest Territories, Canada on January 6, 1993  and a 38.8% share interest in Gold Mountain Mining Corporation, a company incorporated in British Columbia, Canada on June 12, 2008 (formerly Beanstalk Capital Inc. and Set For Growth Developments Ltd.).

Business of the Company
The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  The Company has property interests in Canada, U.S. and Mexico. None of the Company's property interests are beyond exploration stage.  Presently there is no assurance that any of the Company's mining properties or prospects contains a commercially viable ore body (reserve) until further work is done and at a minimum, a pre-feasibility study based upon such work is concluded.  The Company is in the exploration stage and has not generated any revenues from operations.

Proposed Corporate Reorganization
In October 2014, the Company announced that it intends to seek shareholder approval to spin-out certain of the Company’s assets into a newly incorporated company (“Spinco”).  Under the proposed spin-out, the Company’s early stage exploration projects, royalty interests and other non-core assets will be transferred to Spinco.  The Company’s current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.

Under the proposed spin-out, the following key assets will be transferred from Almaden to Spinco:

•
a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the recent Ixtaca and Caballo Blanco discoveries;

•	a 2% Net Smelter Return (“NSR”) royalty on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Goldgroup Mining Inc.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by Gold Mountain Mining Corp.;
•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;
•	equity holdings in several publicly-listed companies; and
•	sufficient working capital to satisfy applicable stock exchange requirements.

Almaden will retain the Ixtaca gold/silver project if the proposed spin-off is completed.

The spin-out will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance personally or by proxy at a shareholder’s meeting. The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V"). Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

The spin-out also remains conditional on the approval of final documentation by the Board of Directors of Almaden and approval of the spin-out by the TSX-V. Additional details of the spin-out transaction will be included in an information circular to be mailed to shareholders of Almaden on or about May 2015 in connection with the Company's Annual General Meeting which is anticipated to be held in June 2015. There is no guarantee the spin-out will be completed as proposed, if at all.

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

Exploration Program Protocols

General Sample Handling and Quality Control Program for Exploration Programs

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

Sample Handling for Drill Programs

Core Box Preparation
Plastic core boxes are used for the storage of core.  Each box is labelled by the drillers at the rig with the drill-hole number, a box number and an arrow to mark the start of the tray and the down-hole direction.  Wooden core blocks, with the meterage in black marker pen, are inserted by the drillers at the end of each core run (usually 3 m or less).  These core run intervals are checked and recorded by the geologist during mark up (see below).  When filled with core the boxes are sealed with a plastic lid by the drillers and transported to the core logging facility.

Sample and Corebox Markup
Once at the core logging facility, the core boxes are marked up with the starting and ending meterage, written at the ends of the trays with a marker.  An aluminum tag with the hole number, box number and meterage is then stapled to the front of each tray.  The core blocks are then covered with an aluminum permi-tag with the depth inscribed and written over in black marker pen for clarity in core tray photographs. The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval.  Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box.  Different colored tape was stapled to the boxes to indicate the position and type of duplicate sample.  A permanent aluminum tag with the sample number inscribed on them was stapled to the inside of the core box channel at the start of each sample interval.   A cut line was marked on the core as a guide for sawing of half-core samples for assay.  The cut line position is marked by fitting the ends of the core together, to align them as they came out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil.  This mark-up is done after the trays are photographed.  Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization.  Typically this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference.  Each tray is digitally photographed before core cutting and sampling.

Core Logging
Before cutting and sampling the core, the following tables of data are recorded on paper and then entered into the Almaden drill hole database system:

Geotechnical Logging
1. Core box record sheet:  Beginning and end from/to intervals for each core box.

2. For each core run (from and to) a record of the core size, meters of core recovered for the interval, RQD (the total length of pieces of core in the interval that are twice the width of the core divided by the length of the interval, times 100) and hardness (on a scale from 1 to 5, from softest to hardest).
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

3. Sample Sheet:  A record of the sample intervals, sample numbers and duplicate, blank and analytical standard numbers as well as magnetic susceptibility measurements taken on each sample (using a handheld magnetic susceptibility meter pushed against the core).

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

PRINCIPAL PROPERTY INTERESTS

The Tuligtic Prospect – Mexico

Location and Access
The Ixtaca deposit, the epithermal gold-silver target within the Tuligtic Property, is located 8 km northwest of the town of San Francisco Ixtacamaxtitlán, the county seat of the municipality of Ixtacamaxtitlán, Puebla State.
The project is accessible by driving 40 km east along Highway 119 from Apizaco, an industrial center located approximately 50 km north of Puebla City by two-lane Highway, and then north approximately 2 km along a paved road to the town of Santa Maria.  The trip from Apizaco to site can be driven in approximately 1.5 hours. There is also access to the Property using gravel roads from the northeast via Tezhuitan and Cuyoaco, from the south via Libres and from the northwest via Chignahuapan.  The Xicohtencatl Industrial complex lies 30 km southwest by paved road from the Tuligtic Project, and houses agricultural, chemical, biomedical and industrial manufacturing facilities and is serviced by rail.  Puebla, the fourth largest city in Mexico has a population in excess of 4 million people, and includes one of the largest Volkswagen automotive plants outside Germany.

The Topography on the Tuligtic Project is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 meters (m) above sea level in the south to 2,800 m in the north.  Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsistence vegetables, bean and corn crops.  The Ixtaca Zone exploration area has been previously cleared and logged.  The region has a temperate climate with average temperatures ranging from 19°C in June to 10°C in December.  The area experiences about 600 mm of precipitation annually with the majority falling during the rainy season, between June and September.  Exploration can be conducted year round within the Property.  Electricity is available on the Property as the national electricity grid services nearby towns such as Santa Maria and Zacatepec.  Water for exploration is available from year-round natural springs located at higher elevations above and upstream of the Ixtaca deposit.  The surface rights locally are privately owned and where Almaden is exploring the Company has negotiated surface land use agreements with surface rights landowners.

Location of Tuligtic Project, Puebla State, Mexcio

Mexico
Puebla State
98°
97°
20°
19°
18°
XICOTEPEC DE JUAREZ
CHIGNAHUAPAN
TEZIUTLAN
A TLAPACOYAN
OUTLINE OF PUEBLA STATE
TULIGTIC PROJECT
LIBRES
A PEROTE
SN SALVADOR EL SECO
CHOLULA
PUEBLA
CD. SERDAN
ATLIXCO
IZUCAR DE MATAMOROS
TEPEXI DE RODRIGUEZ
TEHUACAN
ACATLAN
N
W
E
S
0
50
kilometers

Coordinate system: Degrees Longitude Latitude

Claims and Title
The Tuligtic property consists of three claims held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc.  The claims, tabularized below, cover an area of over 20,000 hectares and were staked.  Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 and the Caldera 3-a claim in 2010, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  Official title documents have been issued for all claims, the details of which are summarized below.

Claim Name	Claim Number	Valid Until Date	Area (hectares)	Location
Cerro Grande	219469	March 5, 2059	11,201.55	Tetela de Ocampo Ixtacamaxtitlan Aquixtla, Pue.
Cerro Grande 2	233434	February 23, 2059	3,028.00	Zautla, Puebla
Caldera 3-a	241003	November 20, 2062	5,984.41	Ixtacamaxtitlan, Puebla
Total			20,213.96

Geological Setting of the Tuligtic Project and Ixtaca Zone
Within the Tuligtic Project, argillaceous limestone of the Late Jurassic to Early Cretaceous Upper Tamaulipas formation is underlain by transitional calcareous clastic rocks including siltstone, grainstone, mudstone, and calcareous shale.  During the Laramide orogeny the carbonate package was intensely deformed into a series of thrust-related east verging anticlines.  Calcareous shale units appear to occupy the cores of the anticlines while the thick bedded limestone/mudstone units occupy the cores of major synclines at the Ixtaca Zone.  These carbonate basement units are crosscut by intensely altered intermediate composition dykes in the Tertiary.  The deformed Mesozoic sedimentary sequence is discordantly overlain by epithermal altered Cenozoic bedded crystal tuff of the upper Coyoltepec subunit.  The Coyoltepec volcanics are locally oxidized and weathered near surface and along structures.

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

Epithermal mineralization on the Tuligtic property is considered to have no genetic relationship to the porphyry alteration and mineralization described above.  The epithermal system is unoxidised and well preserved, and there is evidence of a paleosurface as steam heated kaolinite and replacement silica alteration occur at higher elevations where the upper part of the Coyoltepec pyroclastic deposit is preserved.  The veining of Ixtaca epithermal system displays characteristics representative of intermediate and low sulphidation deposits.  These include typical ore and gangue mineralogy (electrum, sphalerite, galena, adularia, carbonates), mineralization dominantly in open space veins (colloform banding, cavity filling).
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

Studies of mineral assemblages in hand specimen, transmitted and reflected light microscopy and SEM analyses were carried out in order to construct a paragenetic sequence of mineral formation.  This work revealed that veining occurred in three main stages.  The first stage is barren calcite veining.  This is followed by buff brown and pink colloform carbonate and silicate veins containing abundant silver minerals and lower gold.  The third stage of veining contains both gold and silver mineralization.  The dominant gold-bearing mineral is electrum, with varying Au:Ag ratios.  The majority of grains contain 40-60 wt (weight) % gold but a few have down to 20 wt% (Staffurth, 2012).  Gold content occasionally varies within electrum grains, and some larger grains seem to be composed of aggregates of several smaller grains of differing composition (Staffurth, 2012).  Electrum often appears to have been deposited with late galena-clausthalite both of which are found as inclusions or in fractures in pyrite. It is also closely associated with silver minerals such as uytenbogaardtite (Ag3AuS2).  This mineral is associated with electrum, chalcopyrite, galena, alabandite, silver minerals and quartz in stage three mineralization.  Apart from electrum, the dominant silver bearing minerals are polybasite (-pearceite) and argentian tetrahedrite plus minor acanthite-naumannite, pyrargyrite and stephanite.  They are associated with sulphides or are isolated in gangue minerals.

The vein-related mineralization at Ixtaca does not have hard geologic boundaries.  The mineralized zones are essentially vein zones, the outer boundaries of which are grade boundaries associated with decreased vein density.

History of Past Work
To the Company’s knowledge, no modern exploration was carried out on the project prior to Almaden’s acquisition of the property area by staking in 2001.  Evidence of historic mining of clay (kaolinite) deposits from surface is evident throughout the property area.  Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  In 2010, the Company acquired the third Caldera 3-a claim.  Subsequent geologic mapping, rock, stream silt, soil sampling and induced polarization (IP) geophysical surveys identified porphyry copper and epithermal gold targets within an approximately 5 x 5 km area of intensely altered rock.

On May 9, 2002 Almaden entered into a joint venture agreement with BHP Billiton World Exploration Inc. (BHP) to undertake exploration in eastern Mexico. Initial helicopter-borne reconnaissance programs were completed in May 2003 and March 2004 on select targets within the joint venture area of interest. The work resulted in the acquisition of five (5) separate properties, in addition to the previously acquired Cerro Grande of the present day Tuligtic Property. Following a review of the initial exploration data, effective January 20, 2005, BHP relinquished its interest in the six properties to Almaden. The joint venture was terminated in 2006.

Later in 2006, the Tuligtic project was optioned to Pinnacle Mines Ltd.  In 2007 this option agreement was terminated.  In 2009 the property was optioned to Antofagasta Minerals S.A. under terms whereby it could earn a 75% interest in the property. In 2009 and 2010 Antofagasta Minerals S.A., under Almaden operation, conducted a geophysical and exploration drilling program on the copper porphyry area of the project. The program consisted of three lines of IP geophysics and 2,522 meters of diamond drilling in six holes.  The IP chargeability results, along with that of previous programs carried out by Almaden, defined a 2 by 2.5 kilometer chargeability high the limits of which are currently only defined to the west and south. The drilling intersected skarn and porphyry copper-molybdenum mineralization in an intrusive complex. Four of the six drill holes were oriented within thirty degrees of north south and located within a 200 by 300 meter area roughly in the central portion of the IP chargeability anomaly. These holes were selected based on intensely altered and quartz-veined porphyry exposed in the drainages in the central portion of the chargeability anomaly. The drilling program encountered sub economic porphyry mineralization. The mineralized intersections, despite being largely in skarn and uneconomic, are considered by the Company to be encouraging for the greater porphyry potential of the system. Antofagasta Minerals S.A. terminated its option on the project in March 2010.

In July 2010 Almaden initiated a diamond drilling program on the gold-silver epithermal vein target area of the project located roughly 1 kilometer to the south of the porphyry prospect on the project. The first hole in this program (results announced in August, 2010) intersected a zone of banded carbonate-quartz epithermal veining with gold and silver values. This hole constitutes the discovery of the Ixtaca Zone of veining. The entire hole cut through a vein zone of varying intensity of veining and intersected 302.41m of 1.01 g/t Au & 48 g/t Ag. Within this broad zone of veining several higher grade veins were intersected including 44.35 meters of 2.77 g/t Au and 117.7 g/t Ag.  Immediately after this discovery the Company initiated a follow-up drill program.  Between 2010 and 2013, Almaden’s exploration at the Ixtaca Zone of the Tuligtic Property included geologic mapping and prospecting, alteration mineralogic characterization, rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (CSAMT), and Controlled Source Induced Polarization (CSIP) geophysical surveys resulting in the identification of several anomalous zones.  Since 2010, a total of 453 exploration diamond drill holes have been drilled at the Tuligtic Gold-Silver Project, totaling 147,892 m.

Present Condition of Project and 2014 Exploration Program

Geology and Mineral Resources
The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calcareous clastic rocks) and crosscutting pre-mineral altered dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.  Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type.  Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone.  Since that time drilling has been focused on expanding and infilling the known resource base for this PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 1 below.  The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain.  Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable.  Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by ordinary kriging.  Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

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

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,590,000	0.48	30.27	1.07	682,000	43,400,000	1,528,000
0.5	30,440,000	0.61	39.44	1.38	599,000	38,600,000	1,351,000
0.7	22,320,000	0.73	48.00	1.67	525,000	34,450,000	1,196,000
1.0	15,620,000	0.88	58.66	2.03	444,000	29,460,000	1,018,000
2.0	6,000,000	1.33	86.51	3.01	256,000	16,690,000	581,000
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	109,150,000	0.38	20.76	0.79	1,344,000	72,850,000	2,762,000
0.5	62,610,00	0.52	28.88	1.08	1,049,000	58,140,000	2,182,000
0.7	39,520,000	0.65	37.09	1.37	828,000	47,130,000	1,746,000
1.0	23,850,000	0.81	47.06	1.73	624,000	36,090,000	1,327,000
2.0	5,910,000	1.39	72.81	2.81	265,000	13,830,000	534,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	43,410,000	0.36	17.52	0.70	498,000	24,450,000	974,000
0.5	22,700,000	0.50	24.99	0.98	362,000	18,240,000	717,000
0.7	13,630,000	0.63	31.56	1.25	277,000	13,830,000	546,000
1.0	7,700,000	0.79	39.81	1.57	197,000	9,860,000	389,000
2.0	1,200,000	1.18	73.69	2.61	45,000	2,840,000	101,000

Table 1: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted.  Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

Preliminary Economic Assessment

On April 16, 2014, the Company announced the positive results from the maiden National Instrument (NI) 43-101 compliant Preliminary Economic Assessment (“PEA”) on its 100% owned Ixtaca Gold-Silver deposit, Mexico.  On September 3, 2014 the Company reported an updated National Instrument (NI) 43-101 compliant PEA which significantly reduces initial capital.  Initial capital is further reduced with an alternative “ramp-up” case that starts with a smaller 7,000 tonnes per day mill and ramps up to a 30,000 tonnes per day by Year 6.  Both PEAs were prepared by Moose Mountain Technical Services (“MMTS”) and Knight Piésold Ltd. (“KP”).  The conclusions and recommendations of both PEAs are that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility Study ("PFS").  Highlights of the updated PEA are summarised below (all values shown are in $US).

This PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA forecast will be realized or that any of the resources will ever be upgraded to reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The inputs and parameters for the PEA update includes base case metal prices (US $1320/oz gold and US $21/oz silver).  The ramp-up case uses higher processing costs for the lower throughput years.  Highlights of the PEA update are summarised below (all values shown are in US Dollars).

PEA UPDATE HIGHLIGHTS:

Base Case (US$1320/oz gold and US$21/oz silver):

•	Pre-tax Net Present Value (“NPV”) of $842M at a 5% discount rate and internal rate of return of 37%;
•	After-tax (including new Mexican Mining Duties) NPV(5%) of $515M and internal rate of return of 28%;
•	Total mill feed of 125.3M tonnes and life of mine strip ratio of 1.7:1;
•	Mine life of 12 years with an average processing rate of 30,000 tonnes per day;
•	Average annual production of 130,000 ounces of gold and 7,788,000 ounces of silver;
•	Estimated pre-production capital of US$399M. Sustaining capital of US$110M;
•	After-Tax Payback of initial capital of 2.5 years.

Ramp-Up Case (US$1320/oz gold and US$21/oz silver):

•	Pre-tax Net Present Value (“NPV”) of $699M at a 5% discount rate and internal rate of return of 29%;
•	After-tax (including new Mexican Mining Duties) NPV(5%) of $427M and internal rate of return of 23%;
•	Total mill feed of 121M tonnes and life of mine strip ratio of 1.8:1;
•	Mine life of 15 years;
•	Average annual production of 103,000 ounces of gold and 6,148,000 ounces of silver;
•	Estimated pre-production capital of US$244M expansion capital of US$116M, and life-of mine sustaining capital of US$111M;
•	After-Tax Payback of initial capital of 4.5 years and after-tax payback of expansion capital in 0.4 years;

The PEA update is based on the NI 43-101 Compliant Updated Resource Estimate which was announced by the Company on January 22, 2014.

Production and Processing

The Ixtaca gold-silver project is planned as an open pit mining operation using contractor mining.  Contactor mining operating costs are assumed to be higher than expected owner-operated mining costs.  Major mining equipment is comprised of 177-tonne capacity haul trucks with 27m3 shovels.  The estimated mining inventory is comprised of 218 million tonnes of rock and 125 million tonnes of mineralized material with an average mill feed grade of 0.430 grams per tonne gold and 25.71 grams per tonne silver.  A total of 1.56 million ounces of gold and 93.5 million ounces of silver would be produced over the life of mine.  The PEA Update base case includes a 30,000 tonne per day process plant to produce gold and silver doré on site.  The process plant includes conventional crushing, grinding, gravity, flotation, concentrate leaching and Merrill-Crowe extraction process.  Average process recoveries for gold and silver are expected to be 90% based on test work carried out at the Blue Coast Research Ltd laboratory in British Columbia, Canada under the supervision of MMTS.  The following table summarizes the production and processing parameters:

Base Case Projected Production and Processing Summary

Total Mill Feed Material	125.3 Million tonnes
Processing Rate	30,000 tonnes per day
Life of Mine (LOM) Strip Ratio	1.7 : 1
	Gold	Silver
Average Mill Feed Grade	0.430 g/t	25.71 g/t
Average Process Recoveries	90%	90%
Average Annual Production LOM (ounces)	130,000	7,788,000
Total Production (ounces)	1,562,000	93,461,000

Capital and Operating Costs

The total estimated initial capital cost for the Ixtaca gold-silver project is $399 million and the estimated total LOM operating costs are $14.48 per tonne mill feed. The following tables summarize the cost components:

Base Case Initial Capital Costs ($ Millions)
Site Infrastructure		$20.4
TMF and Water Management		$44.7
Pre-stripping		$64.5
Mining Equipment		$8.0
Process Plant, Doré Plant and Conveyor		$194.5
Indirects, EPCM, Contingency and Owner’s Costs		$67.4
Total	$	*399.4
*Numbers may not add due to rounding

Base Case Projected Operating Costs ($)
Contractor mining	$1.81	$/tonne mined
Contractor mining	$3.89	$/tonne milled
Stockpile re-handling	$1.00	$/tonne re-handled
Stockpile re-handling	$0.34	$/tonne milled
Processing	$9.00	$/tonne milled
Lower Throughput Processing	$14.00	$/tonne milled
Life of Mine G&A and GME	$0.97	$/tonne milled
Life of Mine TMF management and reclamation	$0.28	$/tonne milled

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices for both start-up scenarios to two alternative metal price situations are presented below.  The three metal price scenarios match the maiden PEA scenarios.  The maiden PEA base case prices were derived from a combination of spot prices in 2014 and current common peer usage.  The Alternate Case prices represented the lowest sustained prices of the metals over the previous three years. The 3 year trailing average prices represented the upside potential should metal prices regain their previous strength.

Base Case Summary of Ixtaca Gold-Silver Economic Results and Sensitivities ($ Million)
	Alternate Case*		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$889	$558	$1,334	$852	$2,334	$1,496
NPV (5% discount rate)	$538	$315	$842	$515	$1,514	$950
NPV (8% discount rate)	$395	$216	$640	$378	$1,179	$727
Internal Rate of Return (%)	28.1%	20.8%	37.2%	28.3%	53.0%	41.4%
Payback (years)	2.7	3.0	2.3	2.5	1.7	2.0

*The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 9 years (from 12)

Ramp-Up Case Summary of Ixtaca Gold-Silver Economic Results* and Sensitivities ($ Million)
	Alternate Case**		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$792	$494	$1,231	$779	$2,218	$1,415
NPV (5% discount rate)	$424	$246	$699	$427	$1,314	$826
NPV (8% discount rate)	$284	$151	$497	$294	$972	$603
Internal Rate of Return (%)	21.5%	16.7%	28.9%	23.2%	42.5%	34.8%
Initial Capital Payback (years)*	5.0	5.2	4.2	4.5	2.9	3.2
Expansion Capital Payback (years)	0.4	0.5	0.3	0.4	0.2	0.3

*Cash Flows, NPV and IRR numbers reflect the larger mill expansion capital being financed internally from production revenue. Payback is calculated without including the mill expansion capital in order for a relative understanding of the timing of revenue streams.
** The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 13 years (from 15)

Rock Management, Environment and Community

Almaden recognises the paramount importance of protecting the environment and, to facilitate the development of a sustainable project. Knight Piésold Ltd. (“KP”) have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;
•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;
•	Minimize the project footprint.

In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.

Water Management – Almaden with KP has developed a comprehensive 2014 water management strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest modelling using regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for continuous operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock – The limestone host rock, which constitutes approximately 1/3 of the total waste rock has buffering capacity. Static geochemical testing is currently underway to characterize this further.

Environmental Monitoring – Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project. Flora and fauna studies are also underway.

Community - The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared.  Existing land use in the project area is minimal. The Company has employed up to 70 local people in its drilling program who live locally to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive scientifically based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local communities to be major stakeholders in the Ixtaca deposit’s future, along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Economic Impacts - The economic analysis set out in the PEA update also provides some possible indications of the potential economic impact of the Ixtaca Project on the local, Puebla State and Mexican economies, should the future work and permitting support development of a mining operation. Highlights include:

•	Direct employment of more than 400 people during the construction phase and 430 people during the subsequent approximately 12 year operating phase;
•	Gross investment of approximately $80 million in capital equipment and equipment manufacturing during the construction phase; and,
•
Approximately $483 million in direct taxes to all levels of government, including payments to the local Municipality ($60 million), Puebla State ($109 million) and Federal ($314 million) governments over the approximately 12 year operating life of the project, but excluding payroll taxes, sales taxes and income taxes paid by employees.

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR).  These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain.  This preliminary test work indicates that leaching the combined gravity/flotation concentrate can produce a gold and silver doré on site.  All geologic domains were tested using whole core composites selected to represent a range of grades.

Subsequent to the publication of the preliminary results in 2013, additional metallurgical work, on the original and new whole core composites, focused on optimizing gravity and rougher flotation results over a broader range of head grades.  This work indicates overall Au and Ag recoveries from a combination of flotation and gravity concentration and intensive leaching of this combined concentrate to average 90% for Au and Ag across all geologic domains.  Further PFS-level metallurgical test work focussing on process optimization is currently underway on variability samples collected from fresh drill core.  This program will focus on the optimisation of the gravity/bulk flotation/concentrate and intensive leaching process.  Offsite refining of the concentrate will also be evaluated.

Next Engineering and Development Steps

The Company has initiated work towards a Pre-Feasibility Study.  Apart from further metallurgical studies (underway), the work initiated includes geo-mechanical (field work completed) and geotechnical (underway) drilling, static geochemical test work (underway) to characterise rock chemistry and long lead time environmental and water monitoring.  Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring.  A NI 43-101 technical report for the Ixtaca Deposit PEA Update was filed on SEDAR (www.sedar.com) and Edgar (www.sec.gov) on October 17, 2014.

Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA update:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)
•	Knight Piésold Engineering Ltd. (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").

QA/QC
The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques.  For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”).  Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish.  Silver is first analysed by four acid digestion and Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”) finish. Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish.  Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.  In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo., of APEX Geoscience Ltd., completed an independent review of Almaden’s drill hole and QAQC databases.  The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate.  A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.  All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company’s website.

Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The 14,000 hectare Tuligtic claim covers an area of high level epithermal clay alteration.  The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses.  In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems.  The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.  Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature.  There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource.  It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource.  The potential quantity and grade of these exploration targets has not been used in the PEA update.

Upcoming / Outlook

The Company plans to continue the on-going development activities at the 100% owned Tuligtic project and the Ixtaca gold-silver deposit.  Work currently underway includes advanced engineering and environmental baseline studies to meet the requirements of a Pre-Feasibility Study (“PFS”) and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting.  To date Almaden has completed or initiated the following studies:

•	Hydrologic studies including the drilling of water wells and installation of hydrologic equipment for baseline monitoring of subsurface water flow and quality on the project site;
•	Surface water quality and flow measurements;
•	Geochemical characterization of rock materials;
•	Condemnation drilling of areas where mine infrastructure is planned;
•	Geotechnical drilling to confirm foundation, footing and subsurface material quality;
•	Geomechanical drilling to confirm rock strength, hardness and pit slope parameters;
•	PFS level metallurgical testwork;
•	Flora and fauna studies;
•	Installation of a weather station.

All field work and testing programs are anticipated to be completed by middle of 2015, allowing for the completion of a PFS and submittal of environmental permits in late 2015.

The El Cobre Prospect - Mexico

 Location and Access
The El Cobre property is located in the state of Veracruz roughly 75 kilometers northwest of the City of Veracruz. The property is accessible by road along the Pan American Highway (Federal Highway 180) north from Veracruz. Various roads provide access to the center of the claim block. Logistically, it is extremely well situated with the Pan-American Highway located 3 kilometers to the east of the property and ready access to power (the Laguna Verde Nuclear Power Plant is located 15 kilometers north).

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

History of Past Work
To the Company’s knowledge, except for some prospecting and geological reconnaissance work mostly on and around the Caballo Blanco III concession, no modern exploration was carried out on the El Cobre project area prior to Almaden’s acquisition of the property.

Early in 1997, Almaden Minerals Ltd., through its wholly owned subsidiary Minera Gavilan S.A. de C.V., signed an agreement whereby Almaden had the option to acquire a 100% interest in the claims subject only to the royalty mentioned above.  This option has been exercised.

From 1995 to 1998, Almaden Minerals Ltd completed exploration work mainly concentrated on porphyry Cu-Au and Au-Ag vein targets in the El Cobre area. Surface work included extensive grid based soil sampling and ground induced polarization (IP) and magnetics geophysics. This work also included 17 RC drill holes designed to test soil geochemical and IP geophysical anomalies spatially associated with mineralized float and outcrop. The 17-hole reverse circulation drill program totaled 2,390 meters and was completed in the spring of 1998. Several zones of gold and silver mineralized quartz-barite veins were intersected including the zone in hole CB-4 which cut 40 meters of 1.4g/t gold and 9.0 g/t silver. Shallow drill holes into an intrusive returned 107 meters of 0.25g/t gold and 0.18% copper in one hole and 40 meters averaging 0.39g/t gold and 0.15% copper in another. Drill testing of a third zone with two holes returned 20 meters of 0.45g/t gold and 0.11% copper and 15 meters of 0.23g/t gold and 0.16% copper. Based on this work, it was interpreted that these holes tested the top of a porphyry system.

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

In 2013, the Company drilled two holes on the property.  This drilling was conducted on only one of the four porphyry targets identified on the project.  Results from these holes are considered by management to continue to show the potential of the property to host an economic copper-porphyry deposit.  Results are detailed in a news release dated May 6, 2013.  However, due to depressed market conditions and a steep decline in precious metals prices, the Company reduced the level of planned drilling at El Cobre to focus its resources on the Ixtaca zone of its Tuligtic project.

Present Condition of Project and 2014 Exploration Program
The property is without known reserves and the 2014 exploration program was minimal and exploratory in nature.  A small exploration drill program has been planned for 2015 and permitting is currently underway.

Under the Company’s proposed spin-out plan, Almaden’s interest in the El Cobre property would be transferred to the newly incorporated company “Spinco”.  If the plan is completed as proposed and is approved by the Company’s shareholders at the Annual General Meeting scheduled for June 2015, Spinco would be responsible for any future exploration on the property.

NON-PRINCIPAL PROPERTY INTERESTS

The Company has assembled a portfolio of mineral property interests, including the principal properties Tuligtic and El Cobre, through its ongoing grass roots exploration efforts.  The non-principal interests are either at early stages of exploration or represent trailing interests in assets that are more advanced, such as the NSR royalties on the Caballo Blanco and Elk projects. The interests at an early stage of exploration represent opportunities for the discovery of gold, silver and copper deposits.  Almaden’s business model is to find and acquire mineral properties and develop them independently, or through partnerships with third party exploration and development companies and retaining a carried interest.

Tuligtic is considered a principal project because the work completed has resulted in a National Instrument 43-101 compliant resource estimate.  The El Cobre project is also considered a principal property because past drilling has confirmed the presence of significant mineralization that is widespread and demonstrates a reasonable chance of discovering a copper-gold porphyry deposit.  As yet, no resources have been defined on the El Cobre project.  Non principal projects have not yet had drilling results that indicate the presence of significant mineralization, or represent carried interests in more advanced projects.  Nevertheless the non-principle interests are deemed worthy of preliminary exploration and drilling.  Below is a list of non-principal properties and their current status with respect to agreements with others.  While most of the work in 2014 focused on the Tuligtic property, Almaden hopes to advance several non-principal projects in 2015 through preliminary exploration programs as staff and budget constraints permit.  The Company may also form new agreements to explore these projects and, if negative exploration results are received, drop projects on this list.

Non-Principal Interests	Location	Interest
Property Interests:
Merit	Canada	100% owned
Munro Lake	Canada	100% owned
Nicoamen River	Canada	100% owned
Ponderosa	Canada	100% owned
ATW	Canada	Joint Venture, 66.2% interest
Logan	Canada	Joint Venture, 40% interest
Skoonka Creek	Canada	Joint Venture, 34.14% interest
Monte Cristo	USA	100% owned
Paradise Valley	USA	100% owned
Veta	USA	100% owned
Willow	USA	100% owned
Caldera	Mexico	100% owned
El Chato	Mexico	100% owned
El Encuentro	Mexico	100% owned
Lajas	Mexico	100% owned
San Carlos	Mexico	100% owned
Nueva Espana	Mexico	100% owned
Cenzontle	Mexico	100% owned
Chilcuautla	Mexico	100% owned
Cuautepec	Mexico	100% owned
Viky	Mexico	100% owned

Royalty Interests:	Location	Interest
Cabin Lake	Canada	2% NSR Royalty
Caribou Creek	Canada	2% NSR Royalty
Meister River	Canada	2% NSR Royalty
Elk	Canada	2% NSR Royalty
MOR	Canada	2% NSR Royalty
Goz Creek	Canada	2% NSR Royalty
Tim	Canada	2% NSR Royalty
Prospector Mountain	Canada	2% NSR Royalty
Ram	Canada	2% NSR Royalty
Prospect Valley	Canada	2% NSR Royalty
BP	USA	2% NSR Royalty
BlackJack Springs	USA	2% NSR Royalty
Caballo Blanco	Mexico	1.5% NSR Royalty
La Bufa	Mexico	2% NSR Royalty
El Pulpo	Mexico	2% NSR Royalty
Mezquites	Mexico	2% NSR Royalty
Llano Grande	Mexico	2% NSR Royalty
Yago	Mexico	2% NSR Royalty
Erika	Mexico	2% NSR Royalty
El Fuego	Mexico	2% NSR Royalty
Cerro Colorado (El Chamizo)	Mexico	2% NSR Royalty
San Pedro	Mexico	2% NSR Royalty
Tropico	Mexico	0.8% NSR Royalty

Under the Company’s proposed spin-out plan, Almaden’s interest in non-principal properties, along with El Cobre and a 2% NSR royalty on Tuligtic, would be transferred to the newly incorporated company “Spinco”.  If the plan is completed as proposed and is approved by the Company’s shareholders at the 2015 Annual General Meeting, Spinco would be responsible for any future exploration programs on the properties.

Item 5.  Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2014, 2013, and 2012 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

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

Fiscal 2014 compared to Fiscal 2013
For the year ended December 31, 2014 (“Fiscal 2014”), the Company recorded a net loss of $14,982,667 or $0.23 per share compared to a net loss of $6,356,609 or $0.10 per share for the year ended December 31, 2013 (“Fiscal 2013”).  The increase in net loss was primarily a result of an impairment charged against its investment in associate of $6,637,288, impairment of exploration and evaluation assets of $2,199,626, and deferred income tax expense of $1,839,482.  This was offset by a decrease in impairment of marketable securities of $868,840 and loss on investment in associate of $683,680 compared from fiscal year ended 2014 to 2013.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $253,991 during Fiscal 2014 consisted of interest income and other income from office rental, and a contract drilling program provided to third parties compared to total revenue of $220,432 during Fiscal 2013 consisting of interest income and other income from office rental, and a royalty payment from Gold Mountain from the Elk property.

During Fiscal 2014, there was a gain on exploration and evaluation assets of $55,111 as a result of a reduction of the December 2013 accrual to reverse previous years’ exploration costs from a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots projects in B.C.  During Fiscal 2013, there was a loss on exploration and evaluation assets of $716,006 as a result of selling nine properties resulting in a total loss of $102,942, the Company paying $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property from a 2011 royalty agreement that was subsequently amended pursuant to an Amended Royalty Agreement, and a reversal of an accrual from a previous years’ exploration costs that resulted in a loss on exploration and evaluation assets of $144,019.

General and administrative expenses were $2,489,108 for Fiscal 2014 (Fiscal 2013 - $2,154,278).  The primary increase in general and administrative expenses resulted from higher professional fees paid for capital market advisory services and different levels of investor relations activities.  Directors fees totalling $48,000 were paid during Fiscal 2014 compared to $48,000 during Fiscal 2013.

General exploration expenses of $592,105 were incurred in Fiscal 2014 compared to $707,542 for Fiscal 2013.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in Fiscal 2014 compared to Fiscal 2013 included impairment of investment in associate, impairment of exploration and evaluation assets, deferred income tax expense, impairment of marketable securities, share based payments and loss on investment in associate.  During Fiscal 2014, an impairment of investment in associate of $6,637,288 was recognized (Fiscal 2013 - $Nil).  Previously, the Company valued its investment in Gold Mountain utilizing the value-in-use methodology, but in 2014 it was determined that the decline in value in Gold Mountain’s shares was considered to be significant and prolonged, as a result, the Company wrote-down its investment to fair value.  Impairment of exploration and evaluation assets of $2,570,664 (Fiscal 2013 - $371,038) fluctuates period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset held at that time.  The deferred income tax expense of $1,839,482 (Fiscal 2013 - $Nil) relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Ixtaca project.  Impairment of marketable securities of $405,903 in Fiscal 2014 (Fiscal 2013 - $1,274,743) relate to significant or prolonged losses of equity securities held by the Company based on the market value of shares at December 31, 2014.  Share based payments of $565,800 in Fiscal 2014 (Fiscal 2013 - $381,950) are recognized on the grant of stock options in any period.  During Fiscal 2014 loss on investment in associate of $135,209 (Fiscal 2013 - $818,889) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.

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

Liquidity and Capital Resources

As at December 31, 2014, the Company’s working capital position was $9,171,791.  Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2015 that includes further development of the Ixtaca property.  Under the proposed corporate reorganization, the Company will spin-out the majority of its assets and a portion of its working capital to a newly incorporated company (“Spinco”).  The reorganized Almaden will retain the Ixtaca gold/silver project and a majority of the working capital which will be used to continue exploration on the Ixtaca project, including the work required for a Pre-Feasibility Study.  The spin-out is conditional upon certain conditions, including the approval of 66 2/3% of the Company’s shareholders present in person or represented by proxy at the next Annual General Meeting of the Company expected to be held in June 2015 and approval by the Supreme Court of British Columbia.  There is no guarantee the spin-out will be completed as proposed, if at all.

Fiscal 2014

At the end of Fiscal 2014, the Company had a working capital of $9,171,791 including cash and cash equivalents of $8,172,598 compared to working capital of $12,676,166 including cash and cash equivalents of $11,994,773 at the end of Fiscal 2013.  The decline in working capital of $3,504,375 is mainly due to capitalized exploration expenses incurred in Ixtaca of $ 6,293,904.  During Fiscal 2014, the Company closed a non-brokered private placement for gross proceeds of $6,000,000 to continue the Ixtaca exploration and development program.

In addition, the market value of the Company’s inventory of gold bullion (1.597 ounces) at the end of Fiscal 2014 was $2,200,086 or $1,925,318 above book value as presented in the financial statements.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placement during 2014.

Cash used in operations during Fiscal 2014 was $3,088,700 (Fiscal 2013 - $1,628,440) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2014 was $6,614,225 (Fiscal 2013 - $8,199,490).  Significant items include expenditures on mineral property interests of $6,768,273 (Fiscal 2013 - $8,253,489) primarily on land acquisition of $1,137,914 (Fiscal 2013 - $1,001,706) and drilling costs on the Tuligtic property of $5,155,990 (Fiscal 2013 - $6,800,208).

During Fiscal 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111.  Each unit consisted of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder’s fee of $107,400 in cash and finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder’s warrants of $15,361 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 1.0%; Expected life – 1 year; Expected volatility – 49.30%; and Expected dividend yield – 0%.  In connection with the private placement, the Company also incurred $133,350 in share issue costs.  The Company also received $121,500 (Fiscal 2013 - $223,550) on the exercise of 150,000 (Fiscal 2013 – 220,000) stock options during 2014.

Management estimates that the current cash position and expected future cash flows from stock options and warrants and the participation of equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

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

Cash used in investing activities in Fiscal 2012 was $3,233,514 (2011 – cash from of $1,402,531).  Significant items in the current year include expenditures on mineral property interests of $7,407,896 (2011 - $6,197,667).  Significant items in the comparable year also include proceeds from mineral properties of $5,871,380 and the maturing of a short-term investment of $2,000,000.  In Fiscal 2012, significant investments made in mineral property interests included drilling on the Tuligtic property in Mexico of $6,318,731 (Fiscal 2011 - $4,630,431) and the completion of geophysical surveys undertaken and preparation for drilling on the El Cobre property in Mexico $365,102 (Fiscal 2011 - $605,448).  Significant investments made in mineral property interests in the comparable year also included, exploration on the ATW project in the Northwest Territories of $326,446 and the Willow project in Nevada of $260,575.

The Company also received a total of $1,260,000 (Fiscal 2011 - $4,922,900) on the exercise of 600,000 (Fiscal 2011 – 2,030,000) stock options during Fiscal 2012 and $Nil (Fiscal 2011 - $740,658) on the exercise of warrants during the year.  During Fiscal 2011, the Company received a total of $7,262,442 net of share issue costs on closing a private placement financing of 100,000 common flow-through shares at a price of $4.00 per share, on the exercise of 2,030,000 stock options and on the exercise of 1,481,499 warrants.

Research and Development, Patents and Licenses
The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information
During 2014, prices of precious metals dropped, although they made recoveries from those lows towards the end of the year and into early 2015.  For base metals, lower prices seem to be related to concerns over economic conditions in the large developing nations that are building infrastructure and the size of the above ground metal inventory or stockpiles.  In addition, there remains uncertainty as to how long prices will remain depressed, whether competition for resources will decrease or intensify, and how any change might further affect metal prices.  In previous years, significant selling on Comex and redemptions from gold and silver funds contributed to the steep reduction in metal prices.  These lower prices have resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures.  The large write-downs of assets and recent acquisitions by many companies have been well publicized, and have resulted in significant reductions to mineable reserves worldwide. Lower prices also result in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet these depleted reserves are not being replaced because of reduced exploration efforts.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity.  Many large miners have reduced exploration to cut costs and most junior exploration companies are having difficulty raising exploration capital.  What capital is being raised is through equity sales at significantly reduced prices, which results in significant dilution to shareholders.  There is also uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits.  Companies at the feasibility study stage or raising capital for production startup are finding that mining costs are increasing.  These factors require frequent review of plans and budgets against a backdrop of fewer quality exploration and development projects along with the long term shortage of skilled exploration personnel.

Merger and acquisition activity involving large organizations has slowed, at least in part because there are fewer large companies remaining; there are fewer that are vulnerable to takeover.  As mentioned above, write-downs on acquisitions have resulted in more caution by potential merger and acquisition candidates because of difficulties in valuations for assets in relation to often depressed stock market prices.  While reduced market capitalizations make acquisitions seem inexpensive in relation to prior valuations, the lower share prices of companies seeking to acquire resources this way means larger dilution to their shareholders as well.

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

The uncertain times have led to some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Many governments are pursuing regulations and taxes on emissions of so called “greenhouse gases” that could raise costs for many industries including metal mining.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local community where the project is located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

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
Table No. 4
Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$87,700	$81,000	$6,700	-	-
Executive contracts	$2,020,000	$505,000	$1,515,000	-	-

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation (“Gold Mountain”) (See Note 7 to the consolidated financial statements) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgment, management considered the composition of the Board of Directors of its equity investment in Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

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

o
The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Note 16). In making this determination, management considered the likelihood of completing the Company’s planned spin out transaction (Note 22) taking into account all legal, regulatory and business requirements to affect the planned spin-out transaction.

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
o
The provision for income taxes which is included in the consolidation statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2014;

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

Item 6.     Directors, Senior Management and Employees

Table No. 5 lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  All directors are residents and citizens of Canada.

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin	74	February 1, 2002(4)
John D. McCleary(2)(3)	74	February 1, 2002(4)
Joseph Montgomery(1)(2)(3)	87	February 1, 2002(4)
Morgan Poliquin	43	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	69	February 1, 2002(4)
Barry W. Smee (5)	69	July 6, 2006
Mark T. Brown (1)(3)	46	May 30, 2011
William J. Worrall	82	May 7, 2013
  (1)  Member of Audit Committee
  (2)  Member of Nominating and Corporate Governance Committee
  (3)  Member of Compensation Committee
  (4)  Date of issue of the Certificate of Amalgamation
  (5) Barry Smee resigned as a Director of the Company effective January 31, 2015

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

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	74	February 1, 2002 (4)
Morgan Poliquin	President and Chief Executive Officer	43	March 1, 2007
Korm Trieu	Chief Financial Officer	49	May 30, 2011
Dione Bitzer	Controller	54	February 1, 2002(4)
Douglas McDonald	Vice-President, Corporate Development	46	September 22, 2014
(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.  Dione Bitzer was appointed an Officer of Fairfield Minerals Ltd. in March 2001.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career.  He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company.  He also serves as a director of Gold Mountain Mining Corporation.

John D. (Jack) McCleary is a registered professional geologist with 40 years’ experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he served as a director for 5 years. Mr. McCleary spends less than 5% of his time on the affairs of the Company.

Joseph Montgomery is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years’ experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. He spends less than 10% of his time on the affairs of the Company. Mr. Montgomery also serves as a director of Infrastructure Materials Corp, an industrial materials company listed on the US OTCBB.

Morgan Poliquin is a registered professional geological engineer with 21 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time on the affairs of the Company directing its exploration programs.  He also serves as a director of Gold Mountain Mining Corporation.

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 40 years.  Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph.D. from Dartmouth College.  He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum.  Mr. Carlson spends less than 5% of his time on the affairs of the Company.  He also serves as President and CEO of Pacific Ridge Exploration Ltd., a gold and copper exploration company listed on the TSX-V.

Barry W. Smee is a consulting geochemist based in British Columbia.  He obtained a B.Sc. in chemistry and geology from the University of Alberta, and a Ph.D. in geochemistry from the University of New Brunswick. He has designed and managed commercial analytical laboratories and worked in academia, government and industry for over 40 years.  He has authored or co-authored over 50 scientific papers on geochemical and quality control topics. Dr. Smee formed Smee and Associates Consulting Ltd., a privately owned geochemical consulting company in 1990 through which he has actively promoted the use of Quality Control protocols in mineral exploration, comprehensive due diligence procedures, and the intelligent use of modern geochemical methods.  Dr. Smee spent less than 5% of his time on the affairs of the Company and, effective January 31, 2015 he resigned as Director of the Company. He also serves as a director of Platinum Group Metals Ltd., a platinum exploration company listed on the TSX and NYSE MKT.

Mark T. Brown is a Chartered Accountant and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies.  Mr. Brown spends approximately 5% of his time on the affairs of the Company.  He also serves as a director and President and CEO of Big Sky Petroleum Corporation, an oil and gas exploration company listed on the TSX-V as well as director and CFO of Tarsis Resources Ltd., a mineral exploration company listed on the TSX-V.  Mr. Brown also serves as a director of the following companies:

a.	Avrupa Minerals Ltd., a gold and base metals exploration company listed on the TSX-V.
b.	Estrella Gold Corporation, a gold exploration company listed on the TSX-V.
c.	Galileo Petroleum Ltd., an oil and gas exploration company listed on the TSX-V.
d.	Strategem Capital Corp., an investment issuer listed on the TSX-V.
e.	Sutter Gold Mining Ltd., a gold exploration company listed on the TSX-V.

William J. Worrall is a retired lawyer with over 55 years practice primarily in the areas of securities, national and transnational corporate and commercial transactions, including mergers and acquisitions, with emphasis on junior resource companies engaged in mining and oil and gas exploration and development.  Mr. Worrall spends less than 5% of his time on the affairs of the Company.

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

Dione Bitzer is a Certified Management Accountant with over 20 years accounting experience with junior exploration companies.  She has held executive positions with several junior resource companies.  Ms. Bitzer spends all of her business time on the affairs of the Company.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 18 years of experience in the resource, foreign trade and resource policy arenas.  Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities, and assisted them in accessing capital markets.  He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry.  Mr. McDonald spends all of his business time on the affairs of the Company.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2012, the Compensation Committee conducted an Executive and Directors Compensation Review which resulted in the recommendations that remuneration of the Chairman and Chief Executive Officer be increased to annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years (the “Term”), renewable for two additional successive terms of 24 months (the “Extended Term”).  All Directors are to be compensated $7,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee be compensated $3,000 yearly, effective January 1, 2013.  The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2014 was $873,625.

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 100,000	Nil Nil Nil	$240,000(1) $246,300(1) $327,000(1)
Morgan Poliquin President, Chief Executive Officer & Director	2014 2013 2012	$265,000 $265,000 $225,000	Nil Nil $90,000	Nil Nil Nil	Nil Nil Nil	150,000 Nil 500,000	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 25,000	Nil Nil Nil	$10,000(2)(4) $10,000(2)(4) $6,000(2)
Joseph Montgomery Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 25,000	Nil Nil Nil	$10,000(2)(3) $7,000(2) $6,000(2)
Gerald G. Carlson Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil 25,000	Nil Nil Nil	$7,000(2) $7,000(2) $6,000(2)
Barry W. Smee Director(9)	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 25,000	Nil Nil Nil	$7,000(2) $8,500(2)(5) $6,000(2)
Mark T. Brown Director, former Chief Financial Officer	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil 125,000	Nil Nil Nil	$7,000(2) $7,700(2)(6) $3,488(2)(6)
William J. Worrall Director	2014 2013 2012	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil 250,000 N/A	Nil Nil N/A	$4,550(2) Nil N/A
James E. McInnes Former Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 25,000	Nil Nil Nil	$2,450(2) $10,000(2)(3) $7,500(2)(3)
Donald M. Lorimer Former Director	2014 2013 2012	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil $4,500(2)(3)
Korm Trieu Chief Financial Officer	2014 2013 2012	$185,000 $185,000 $165,000	Nil Nil $33,000	Nil Nil Nil	Nil Nil Nil	50,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil
Dione Bitzer Controller	2014 2013 2012	$87,500 $100,000 $96,875	Nil $7,500 $10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas McDonald Vice President, Corporate Development	2014 2013 2012	$48,125(8) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	150,000 N/A N/A	Nil N/A N/A	Nil N/A N/A
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
(8) Commenced employment on September 22, 2014.
(9) Barry Smee resigned as a Director of the Company effective January 31, 2015

Remuneration for Termination

The Company has the following termination clauses within its executive compensation contracts.

The Executive Compensation Contract dated January 29, 2013 (the “HMR Agreement”) between the Company and Hawk Mountain Resources Ltd. (“Management Company”), a private company of which Duane Poliquin (the “Executive” under the HMR Agreement) is a shareholder, will terminate or may be terminated for any one of the following reasons:

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

For purposes of the HMR Agreement, “Good Reason” shall mean, without the Management Company’s express written consent, any of the following:

(i)
the assignment to the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)
a reduction by the Company of the Management Company’s Base Fee as in effect on the date of the HMR Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Management Company’s Base Fee as provided for in the HMR Agreement or at a rate commensurate with that of other key executives of the Company;

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

The Executive Employment Contract dated January 29, 2013 (the “MP Agreement”) between the Company and Morgan Poliquin (the “Executive” under the “MP Agreement”) will terminate or may be terminated for any one of the following reasons:

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

(ii)
a reduction by the Company in the Executive’s Base Salary as in effect on the date of the MP Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Executive’s Base Salary as provided for in the MP Agreement or at a rate commensurate with that of other key executives of the Company;

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

The Company has a formal written stock option plan (“Plan”) which permits the issuance of up to 10% of the Company’s issued share capital from time to time during the term of the Plan and may be granted from time to time provided that incentive stock options in favor of any consultant or person providing investor relations services cannot exceed 2% in any 12 month period.  No incentive stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee and by the optionee’s personal representatives in the event of death for a period ending on the earlier of the expiry date of the option and twelve months after the date of death.

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2014, Fiscal 2013 and Fiscal 2012 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 30, 2015 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding
Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin, Chairman of the Board & Director	140,000 100,000 500,000 50,000 100,000 220,000	$1.00 2.22 3.29 2.93 2.18 1.12	06/21/2015 08/27/2015 06/08/2016 08/15/2016 05/04/2017 01/02/2017
Morgan Poliquin President, Director & Chief Executive Officer	100,000 100,000 650,000 350,000 500,000 250,000 150,000	0.92 2.67 3.29 1.12 2.63 1.19 1.50	07/16/2015 09/20/2015 06/08/2016 01/02/2017 09/11/2017 01/02/2019 07/19/2019
Jack McCleary Director	100,000 50,000 50,000 50,000 25,000	0.92 2.73 3.29 2.93 2.18	07/16/2015 11/22/2015 06/08/2016 08/15/2016 05/04/2017
Gerald G. Carlson Director	25,000 50,000 50,000 25,000 50,000 50,000	2.73 3.29 2.93 2.18 1.12 1.19	11/22/2015 07/08/2016 08/15/2016 05/04/2017 01/02/2017 01/02/2019
Joseph Montgomery Director	225,000 25,000	3.29 2.18	06/08/2016 05/04/2017
Mark T. Brown Director	25,000 25,000 100,000 75,000 25,000	3.29 2.18 2.53 1.12 1.19	06/08/2016 05/04/2017 11/22/2017 01/02/2017 01/02/2019
William J. Worrall Director	250,000	1.66	06/18/2018
Korm Trieu Chief Financial Officer	150,000 75,000 75,000 50,000	3.29 2.25 1.98 1.19	06/08/2016 06/08/2017 04/04/2018 01/02/2019
Dione Bitzer Controller	125,000	3.29	06/08/2016
Douglas McDonald Vice President, Corporate Development	150,000	1.40	10/10/2016
Total Directors/Officers (11 persons)(1)	5,110,000
Total Employees/Consultants (9 persons)	1,135,000
Total Directors/Officers/Employees/Consultants	6,245,000
(1) Dr. Smee resigned from the Company’s Board of Directors effective January 31, 2015.  Upon resignation as Director, all of Dr. Smee’s options were cancelled on March 2, 2015.

No funds were set aside or accrued by the Company during Fiscal 2014 to provide pension, retirement or similar benefits for directors or executive officers.

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

Executive Officer Position Descriptions

Chairman of the Board (‘Chairman’)

Responsibilities:

-	Leads the Board of Directors of the Company and also takes a hands-on role in the Company’s day-to-day management.
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to:

The Board of Directors of the Company (the “Board”)

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

2.
Identifies in conjunction with the other senior officers and appropriate directors of the Company the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

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
The CEO of the Company

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

The CFO shall assist the CEO in establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO, shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted financial standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company and any deficiencies are made known to the Audit Committee.

Controller

Reports to:
The CEO and CFO of the Company

Responsibilities:
The Controller is responsible for:
-	assisting in developing, analyzing and reviewing financial data;
-	assisting in the reporting on financial performance;
-	assisting in the monitoring expenditures and costs;
-	assisting the CEO and CFO in preparing budgets; and
-	assisting in fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.

The Controller shall assist the CEO and CFO in establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO and CFO, the key risks with respect to the Company and its business and reviewing with the CEO and CFO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

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

Vice President, Corporate Development

Reports to:
The CEO of the Company

Responsibilities:
The Vice President, Corporate Development is responsible for:
-	Developing and managing relationships with current and prospective business partners, investment bankers, financial analysts and the media;
-	Preparing and presenting comprehensive reviews and analysis of business opportunities to senior management and to the Board;
-	Managing and developing relationships with new and existing institutional investors;
-	Assisting the CEO in preparing and presenting to investors, the executive team and the Board;
-	Conducting technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

The Vice President, Corporate Development shall assist the CEO in establishing and managing relationships with key stakeholders, identifying and analysing new growth and investment opportunities, as well as the development, communication and implementation of corporate strategies related to executing the business plans of the Company.

The Vice President, Corporate Development in conjunction with the CEO shall represent the Company at industry functions to investors, both potential and existing, as well as ensure the Company is protected through due diligence activities and provide reasonable assurance as to impact of emerging business opportunities for the Company and interested parties through the use of technical and financial analyses.

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

In the Fiscal year ended December 31, 2014 there were five (5) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	5
Morgan Poliquin	5
Jack McCleary	5
Joseph Montgomery	4
Gerald G. Carlson	5
Barry W. Smee(1)	5
Mark T. Brown	5
William J. Worrall	3
 (1) Dr. Smee resigned from the Company’s Board of Directors effective January 31, 2015

The Chairman is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2014, five (5) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE MKT Company Guide Rules.  The current Board is composed of seven members.  The Board believes that 5 directors would be considered independent - Jack McCleary, Joseph Montgomery, Gerald Carlson, William J. Worrall, and Mark T. Brown.  The basis for determination of independence is under Canadian securities instrument NI 52-110 and NYSE MKT Exchange Company Guide Rules.

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

Audit Committee

The members of the Audit Committee are Messrs. Joseph Montgomery, Gerald Carlson and Mark T. Brown.  The Audit Committee has met four (4) times during Fiscal 2014.  The full text of the initial Audit Committee Charter was filed as an exhibit to the 2003 20-F Annual Report with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter was filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Compensation Committee
The members of the Compensation Committee are Jack McCleary, Joseph Montgomery, Mark T. Brown and Gerald Carlson.  The Compensation Committee has met five (5) times during Fiscal 2014 with Jack McCleary and Gerald Carlson attending all five (5) meetings and with Joseph Montgomery attending four (4) of the five (5) meetings and Mark T. Brown attending three (3) of the five (5) meetings.  The Responsibilities and Duties of the Compensation Committee were filed as an exhibit to the 2005 20-F Annual Report with the Commission on March 30, 2006.

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

Employees
As of December 31, 2014, the Company operated with eight persons in Canada, of which five are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership
Table No. 10 lists, as of March 30, 2015, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,162,686(1)(11)	5.57%
Common	Morgan Poliquin	3,218,847(2)(11)	4.28%
Common	Jack McCleary	587,550(3)	0.80%
Common	Gerald G. Carlson	330,000(4)	0.45%
Common	Joseph Montgomery	400,000(5)	0.54%
Common	Barry Smee	65,000(6)	0.09%
Common	Mark T. Brown	339,050(7)	0.46%
Common	William J. Worrall	262,500(8)	0.36%
Common	Korm Trieu	357,500(9)	0.49%
Common	Dione Bitzer	162,200(10)	0.22%
Common	Doug McDonald	164,500(12)	0.22%
Common	Total Directors/Officers	10,076,663	13.49%
(1)
Of these shares 1,110,000 represent currently exercisable stock options, 410,650 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

(2)	Of these shares 2,100,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 275,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)                  Of these shares 250,000 represent currently exercisable stock options and 16,000 represent currently exercisable warrants.
(5)            Of these shares 250,000 represent currently exercisable stock options and 50,000 represent currently exercisable warrants.
(6)	Of these shares 5,000 represent currently exercisable warrants. Dr. Smee resigned from the Board of Directors effective January 31, 2015.
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

(12)	Of these shares, 150,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.

*Based on 73,148,321 shares outstanding as of March 30, 2015 and stock options and warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company.  Table No. 11 lists, as of March 30, 2015, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,162,686(1)(3)	5.57%
Common	Ernesto Echavarria	10,809,009(2)	14.78%
(1)
Of these shares 1,110,000 represent currently exercisable stock options, 410,650 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

(2)	Of these shares 3,127,000 represent currently exercisable warrants.
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

*Based on 73,148,321 shares outstanding as of March 30, 2015 and stock options and warrants held by each beneficial owner.

Related party transactions

Certain geological, technical, professional and general and administrative services were provided to the Company by the Chairman and/or a company controlled by him.  Duane Poliquin operates through Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

The costs of such services for Fiscal 2014 ended December 31, 2014 were $240,000, Fiscal 2013 ended December 31, 2013 were $245,500, and Fiscal 2012 ended December 31, 2012 were $327,488.

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

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (effective September 22, 2014). The aggregate compensation paid or payable to key management for services is as follows:

	February 28, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Salaries, fees and benefits	$130,167(i)	$ 738,125(iii)	$690,700(v)	$ 828,488(vii)
Share based compensation	260,625(ii)	469,500(iv)	340,250(vi)	1,468,500(viii)
Directors’ fees	48,000	48,000	48,000	39,000
	$438,792	$1,255,625	$1,078,950	$2,335,988

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which Duane Poliquin is a shareholder, was paid $26,000 for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 695,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date.  The value is based on the fair value of the awards ($0.38) calculated using the Black – Scholes model at the January 6, 2015 grant date.

(iii)
During 2014, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $240,000 (2013 - $240,000; 2012 – $315,000) for geological services provided to the Company and is recorded in general exploration expenses.

(iv)
Comprised of 675,000 options granted pursuant to the Company’s stock option plan during 2014, all of which vested on the grant date.  The value of 375,000 option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.  The value of 150,000 option-based awards is based on the fair value of the awards ($1.50) calculated using the Black-Scholes model at the July 2, 2014 grant date. The value of 150,000 option based awards is based on the fair value of the awards ($1.40) calculated using the Black-Scholes model at the October 10, 2014 grant date.

(v)
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

(vii)	Hawk Mountain was paid $240,000 for geological services provided to the Company and is recorded in general exploration expenses.
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

(b)	Other related party transactions

(a)	During the year ended December 31, 2014, the Company paid a company owned by Barry Smee $Nil (Fiscal 2013 - $1,500, Fiscal 2012 - $Nil) for consulting services provided to the Company.
(b)
During the year ended December 31, 2014, the Company paid a company controlled by Mark T. Brown and his family $Nil (Fiscal 2013 - $700 and Fiscal 2012 - $488) for accounting services provided to the Company.

(c)
During the year ended December 31, 2014, no payments were made to Hawk for marketing and general administration services provided by the spouse of the Chairman.  (Fiscal 2013 - $6,300 and Fiscal 2012 - $12,000).

(d)
During the year ended December 31, 2014, the Company employed the Chairman’s daughter for a salary of $34,050 less statutory deductions (Fiscal 2013 - $34,000 and 2012 - $62,216) for marketing and administrative services provided to the Company.

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

Legal Proceedings
The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
 (expressed in US$)

Year Ended	High	Low
12/31/2014	$1.94	$0.86
12/31/2013	3.25	1.03
12/31/2012	3.33	1.55
12/31/2011	5.35	2.00
12/31/2010	5.03	0.86

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2014	$2.11	$1.02
12/31/2013	3.19	1.08
12/31/2012	3.31	1.56
12/31/2011	5.17	2.08
12/31/2010	5.15	0.88

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Quarter Ended	High	Low
12/31/2014	$1.35	$0.86
09/30/2014	1.64	1.27
06/30/2014	1.52	1.27
03/31/2014	1.94	1.17
12/31/2013	1.44	1.03
09/30/2013	2.08	1.32
06/30/2013	2.01	1.18
03/31/2013	3.25	1.85
12/31/2012	3.30	2.45
09/30/2012	3.06	1.55
06/30/2012	2.70	1.69
03/31/2012	3.33	2.33

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2014	$1.48	$1.02
09/30/2014	1.80	1.38
06/30/2014	1.64	1.37
03/31/2014	2.11	1.25
12/31/2013	1.49	1.08
09/30/2013	2.14	1.37
06/30/2013	2.05	1.22
03/31/2013	3.19	1.91
12/31/2012	3.25	2.35
09/30/2012	2.99	1.56
06/30/2012	2.67	1.76
03/31/2012	3.31	2.37

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
 (expressed in US$)

Month Ended	High	Low
02/28/2015	$1.20	$1.07
01/31/2015	1.27	0.94
12/31/2014	1.08	0.86
11/30/2014	1.18	0.97
10/31/2014	1.35	1.10
09/30/2014	1.64	1.30

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
02/28/2015	$1.52	$1.33
01/31/2015	1.57	1.09
12/31/2014	1.22	1.02
11/30/2014	1.17	1.10
10/31/2014	1.48	1.24
09/30/2014	1.80	1.43

The closing price of the Company’s common stock was $1.11 (US$) on the NYSE MKT and $1.34 (C$) on TSX on February 28, 2015.

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

On February 28, 2015, the shareholders' list for the Company’s common shares showed 250 registered shareholders and 73,148,331 shares outstanding. 196 of these registered shareholders are U.S. residents, owning 17,431,732 shares representing 24% of the issued and outstanding shares of common stock.  45 of these registered shareholders are Canadian residents, owning 55,211,553 shares representing 75.5% of the issued and outstanding shares of common stock.  9 of these registered shareholders are of other countries, owning 505,046 shares representing 0.5% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 30, 2015:

Table No. 18
Shares Issued to March 30, 2015

Number
Balance, December 31, 2014	68,728,321
Balance, March 30, 2015	73,148,321

Item 10.      Additional Information

Flow-Through Shares
The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares.  There were no flow-through shares issued in Fiscal 2014 and Fiscal 2013.  In Fiscal 2011, the Company issued 100,000 flow-through shares.  Flow-through shares differ from other common shares in one aspect only, namely the tax benefits connected with the expenditures associated with the funds raised through the sale of  flow through shares flow through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on qualifying natural resources exploration in Canada.  These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

The Articles provide for the mandatory indemnification of Directors, Officers, former officers and directors, alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the BCBCA. The indemnification includes the mandatory payment of expenses and, in furtherance thereof, the Company is party to indemnification agreements with such individuals. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

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

There are no provisions in the Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company.

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

Shareholder Rights Plan
On April 13, 2011, the Company’s Board of Directors adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent.  The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011 and reconfirmed by the shareholders of the Company at the 2014 Annual General Meeting.  The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

The full text of the Rights Plan was filed under cover of Form 6-K with the Commission on April 15, 2011 and is also available on SEDAR and the Company’s website.

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

Multiple Voting Policy for Uncontested Elections of Directors
The Board believes that each of its members should carry the confidence and support of the Company’s shareholders and, accordingly, has adopted a Majority Voting Policy for the election of directors for non-contested meetings.  The Majority Voting Policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chairman of the Board.  A “non-contested election” means an election where the number of nominees for director is not greater than the number of directors to be elected.  Under the Majority Voting Policy, the Nomination and Corporate Governance Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation.  The Board will take formal action on the Nomination and Corporate Governance Committee’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting and will announce its decision via press release.  If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision.  No director who is required to tender his or her resignation shall participate in the Nomination and Corporate Governance Committee’s deliberations or recommendations or in the Board’s deliberations or determination.  If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, or may appoint a new director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.  At the 2013 Annual General Meeting, the shareholders approved the Majority Voting Policy.

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

4.  Assignment of Rights Agreement dated March 11, 2013 between the Company’s wholly-owned subsidiary, Compania Minera Zapata, S.A. de C.V., and Don David Gold Mexico, S.A. de C.V.  (“Don David”) whereby Don David purchased the Company’s 100% interest in the San Pedro and Fuego prospects by paying US$100,000 plus Added Value Tax plus US$16,555 being Don David’s pro-rata share of the mineral taxes paid on January 31, 2013 together with a 2% NSR.  The full text of the Assignment of Rights Agreement is filed as an exhibit to the 2013 20F Annual Report with the Commission on March 25, 2014.

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

6.  Amendment Agreement dated November 26, 2013 between the Company’s wholly-owned subsidiary, Minera Gavilan, S.A. de C.V., Candymin, S.A. de C.V. (“Candymin”) and Mr. Charlie Edward Warren (“Warren”) whereby the Company and Candymin obtained a reduction in a royalty with respect to the Caballo Blanco prospect for total payment to Warren of US$750,000 (the Company US$350,000/Candymin US$400,000) and the Company issuing Warren 20,000 shares of the Company. The full text of the Amendment of Rights Agreement is filed as an exhibit to the 2013 20F Annual Report with the Commission on March 25, 2014.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Some of the Company’s mineral exploration properties are located outside of Canada. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk.  A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $53,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $17,000.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2014.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management’s assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework published in 1992.  Based on its assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company’s Board of Directors has determined that Mr. Mark T. Brown is the Company's audit committee financial expert.  Mr. Brown has extensive business and financial experience.  He has served as a director of a number of other publicly traded companies over the past 15 years, and currently serves as a director of six other publicly traded mineral exploration companies.  Mr. Brown is independent as defined by Section 803(B) of the NYSE MKT Listing Standards.

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

Item 16C.     Principal Accountant Fees and Services

Audit Committee's pre-approval policies and procedures
The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Deloitte LLP. Any services provided by Deloitte LLP that are not specifically included within the scope of the audit must be preapproved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services before the completion of the engagement. In Fiscal 2014 and 2013, tax services paid to Deloitte LLP were pre-approved by the Audit Committee.

Table No. 19 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19
Principal Accountant Fees

	December 31, 2014	December 31, 2013
Audit fees	$53,500	$141,775
Audit-related fees	43,715	10,625
Tax fees	68,438	51,314
Other fees	-	-

Fiscal 2014 and Fiscal 2013 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F.  Audit-related fees relate to accounting advisory services.  Tax fees relate to the completion of income tax returns and tax consulting services.  Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.     Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.    Corporate Governance
The Company’s class of common shares is listed on the NYSE MKT and the Toronto Stock Exchange.  Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE MKT Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 7 directors, of which 5 are considered to be “independent.”

Other than in the composition of the Board of Directors as described above, in the opinion of management the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

Item 16H.    Mine Safety Disclosure
Not applicable.
PART III

Item 17.     Financial Statements

The Company has provided financial statements pursuant to Item 18 of this Form 20-F.

Item 18.    Financial Statements

The Company’s consolidated financial statements and notes thereto are stated in Canadian Dollars (CDN$) and are prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements
Independent registered Public Accounting Firm report on the consolidated financial statements, dated March 30, 2015
Consolidated statements of financial position at December 31, 2014 and 2013
Consolidated statements of comprehensive loss for the years ended December 31, 2014, 2013 and 2012
Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012
Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012
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

2.	Instruments defining the rights of holders of equity or debt securities being registered
--Refer to Exhibit No. 1--

3.
Voting trust agreements.  The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.
  Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 furnished with the Commission on March 31, 2014--

4.	Executive Compensation Contract dated January 29, 2013 with Hawk Mountain Resources Ltd.
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--
4.1	Executive Compensation Contract dated January 29, 2013 with Morgan Poliquin
--Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 furnished with the Commission on March 28, 2013--
4.2
Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.
  Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 furnished with the Commission on March 31, 2014--

4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd. --Incorporated by reference to the Form 6-K furnished with the Commission on June 20, 2013--

4.4
Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren
  Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 furnished with the Commission on March 31, 2014--

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Multiple voting Policy
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
Multiple Voting Policy – adopted by the Board of Directors on May 7, 2013.

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

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2014 and 2013

Almaden Minerals Ltd.
December 31, 2014 and 2013

Table of contents

Report of Independent Registered Public Accounting Firm.........................................................1-2

Notes to the consolidated financial statements..............................................................................7-40

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd., and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 30, 2015

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)
	December 31,	December 31,
	2014	2013

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	8,172,598	11,994,773
Accounts receivable and prepaid expenses (Note 4)	413,880	445,122
Marketable securities (Note 5)	853,123	1,058,661
Inventory (Note 6)	274,768	274,768
	9,714,369	13,773,324

Non-current assets
Investment in associate (Note 7)	2,675,000	9,447,497
Exploration and evaluation assets deposit (Note 10(e)(vi))	-	138,929
Reclamation deposit (Note 3(m))	34,548	33,264
Contingent shares receivable (Note 8)	69,600	44,700
Property, plant and equipment (Note 9)	880,371	1,103,070
Exploration and evaluation assets (Note 10)	28,644,758	24,447,149
	32,304,277	35,214,609
TOTAL ASSETS	42,018,646	48,987,933

LIABILITIES
Current liabilities
Trade and other payables	542,578	1,097,158

Non-current liabilities
Deferred income tax liability (Note 16)	1,839,482	-
Total Liabilities	2,382,060	1,097,158

EQUITY
Share capital (Note 11)	87,083,931	81,151,042
Reserves (Note 11)	11,005,757	10,210,168
Deficit	(58,453,102)	(43,470,435)
Total Equity	39,636,586	47,890,775
TOTAL EQUITY AND LIABILITIES	42,018,646	48,987,933
Commitments (Note 17)

The accompanying notes are an integral part of these financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 30, 2015.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)
	Years Ended December 31,
	2014	2013	2012

	$	$	$
Revenue
Interest income	175,955	165,474	173,302
Other income	78,036	54,958	125,865
	253,991	220,432	299,167
Expenses (income)
Impairment of exploration and evaluation assets	2,570,664	371,038	1,268,856
General and administrative expenses (Note 21)	2,489,108	2,154,278	2,330,965
(Income) loss on exploration and evaluation assets (Note 13)	(55,111)	716,006	(47,500)
General exploration expenses	592,105	707,542	969,470
Share-based payments	565,800	381,950	1,716,250
	6,162,566	4,330,814	6,238,041
Operating loss	(5,908,575)	(4,110,382)	(5,938,874)

Other (loss) income
(Loss) income from investment in associate (Note 7)	(135,209)	(818,889)	86,963
Impairment of marketable securities (Note 5)	(405,903)	(1,274,743)	(3,856,819)
Impairment of investment in associate (Note 7)	(6,637,288)	-	-
Gain (loss) on fair-value of contingent share receivable (Note 8)	24,900	(193,500)	(424,500)
(Loss) gain on sale of marketable securities	(42,220)	19,509	12,275
Gain on sale of property, plant and equipment	-	-	3,051
Foreign exchange (loss) gain	(38,890)	21,396	(120,473)
Loss before income taxes	(13,143,185)	(6,356,609)	(10,238,377)
Deferred income tax expense (Note 16)	(1,839,482)	-	-

Net loss for the year	(14,982,667)	(6,356,609)	(10,238,377)

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit or loss
Net change in fair value of available for sale financial assets, net of tax of nil	239,515	(84,585)	(2,341,238)
Reclassification adjustment relating to available for sale financial assets included in net income (loss), net of tax of nil	42,413	(5,763)	4,334,680
Other comprehensive income (loss) for the year	281,928	(90,348)	1,993,442

Total comprehensive loss for the year	(14,700,739)	(6,446,957)	(8,244,935)

Basic and diluted net loss per share (Note 14)	(0.23)	(0.10)	(0.17)

The accompanying notes are an integral part of these financial statements.

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
	Years ended December 31,
	2014	2013	2012

	$	$	$
Operating activities
Net loss for the year	(14,982,667)	(6,356,609)	(10,238,377)
Items not affecting cash
Deferred income tax expense	1,839,482	-	-
Loss (gain) on investment in associate	135,209	818,889	(86,963)
Depreciation	245,639	303,390	325,995
Loss (gain) on sale of marketable securities	42,220	(19,509)	(12,275)
(Gain) loss on fair value of contingent shares receivable	(24,900)	193,500	424,500
Impairment of marketable securities	405,903	1,274,743	3,856,819
Loss (income) on exploration and evaluation assets	-	716,006	(47,500)
Impairment of exploration and evaluation assets	2,570,664	371,038	1,268,856
Impairment of investment in associate	6,637,288	-	-
Share-based payments	565,800	381,950	1,716,250
Gain on sale of property, plant and equipment	-	-	(3,051)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	31,242	651,833	(423,223)
Trade and other payables	(554,580)	36,329	495,732
Net cashed used in operating activities	(3,088,700)	(1,628,440)	(2,723,237)
Investing activities
Exploration and evaluation assets deposit	138,929	-	-
Reclamation deposit	(1,284)	-	96,500
Net proceeds from sale of marketable securities	39,343	22,565	4,435,757
Property, plant and equipment
Purchases	(22,940)	(95,986)	(395,018)
Proceeds	-	-	7,143
Mineral properties
Costs	(6,768,273)	(8,253,489)	(7,407,896)
Proceeds on disposal	-	127,420	30,000
Net cash used in investing activities	(6,614,225)	(8,199,490)	(3,233,514)
Financing activity
Issuance of shares, net of share issue costs	5,880,750	5,335,295	1,260,000
Net cash from financing activity	5,880,750	5,335,295	1,260,000

Net cash outflows	(3,822,175)	(4,492,635)	(4,696,751)
Cash and cash equivalents, beginning of year	11,994,773	16,487,408	21,184,159
Cash and cash equivalents, end of year	8,172,598	11,994,773	16,487,408
Supplemental cash and cash equivalents information - Note 15

The accompanying notes are an integral part of these financial statements.

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	compensation	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$
Balance, January 1, 2012	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options transferred to share capital on exercise of options	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,716,250	-	-	1,716,250	-	1,716,250
Total comprehensive loss for the year	-	-	-	-	1,993,442	1,993,442	(10,238,377)	(8,244,935)
Balance, December 31, 2012	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	220,000	223,550	-	-	-	-	-	223,550
Fair value of share options transferred to share capital on exercise of options	-	136,650	(136,650)	-	-	(136,650)	-	-
Share-based payments	-	-	381,950	-	-	381,950	-	381,950
Private placements and other	4,386,000	5,015,365	-	-	-	-	-	5,015,365
Finder's warrant issued pursuant to private placement	-	-	-	107,880	-	107,880	-	107,880
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Total comprehensive loss for the year	-	-	-	-	(90,348)	(90,348)	(6,356,609)	(6,446,957)
Balance, December 31, 2013	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500	-	-	-	-	-	121,500
Fair value of share options transferred to share capital on exercise of options	-	67,500	(67,500)	-	-	(67,500)	-	-
Shares issued pursuant to private placement	4,000,000	5,743,889	-	-	-	-	-	5,743,889
Finder's warrant issued pursuant to private placement	-	-	-	15,361	-	15,361	-	15,361
Share-based payments	-	-	565,800	-	-	565,800	-	565,800
Total comprehensive loss for the year	-	-	-	-	281,928	281,928	(14,982,667)	(14,700,739)
Balance, December 31, 2014	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586

The accompanying notes are an integral part of these financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
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

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects contain economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2014.

(c)            Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

2.             Basis of Presentation (Continued)

(d)            Significant accounting judgments and estimates (continued)

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

o
The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Note 16).  In making this determination, management considered the likelihood of completing the Company’s planned spin out transaction (Note 22) taking into account all legal, regulatory and business requirements to affect the planned spin-out transaction.

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

o	The value of the exploration and development costs which is recorded in the consolidated statements of financial position;

o	The inputs used in accounting for share option expense in the consolidated statements of comprehensive loss;

o
The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2014;

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

2.             Basis of Presentation (Continued)

(d)           Significant accounting judgments and estimates (continued)

o	The inputs used in determining the various commitments and contingencies disclosed in the consolidated statement of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

3.           Significant Accounting Policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:
	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Puebla Holdings Inc.	Canada	holding company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

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
For the years ended December 31, 2014 and 2013
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

Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net loss.

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

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in net loss.

Available for sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available for sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in net loss.

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
For the years ended December 31, 2014 and 2013
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

Inventory is valued at the lower of the average cost and estimated net realizable value.

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
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.             Significant Accounting Policies (Continued)

(g)           Revenue recognition (continued)

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

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)
exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)
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
For the years ended December 31, 2014 and 2013
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

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

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

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.             Significant Accounting Policies (Continued)

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
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.	Significant Accounting Policies (Continued)

(k)            Share-based payments (continued)

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

The Company has $12,500 (2013 - $12,500) of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $22,048 (2013 - $20,764) of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.             Significant Accounting Policies (Continued)

(n)           Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(o)       Application of new and revised accounting standards effective January 1, 2014

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

•	IFRIC 21 – Levies
•	Amendments to IAS 32 - Financial Instruments: Presentation
•	Amended standard IFRS 2 Share-based Payment - The amendment to IFRS 2 re-defines the definition of “vesting condition.”
•
Amended standard IFRS 3 Business Combinations - The amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures.

•
Amended standard IFRS 8 Operating Segments - The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets.

•	Amended standard IFRS 13 Fair Value Measurement - The amendment to IFRS 13 provides further details on the scope of the portfolio exception.
•	Amended standard IAS 16 Property, Plant and Equipment - The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation.
•	Amended standard IAS 24 Related Party Disclosures - The amendment to IAS 24 deals with the disclosure required for management entities.
•	Amended standard IAS 38 Intangible Assets - The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation.

(p)       Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2014.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.             Significant Accounting Policies (Continued)

(p)       Future accounting standards (continued)

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

(i)	Effective for annual periods beginning on or after January 1, 2015:
Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(ii)	Effective for annual periods beginning on or after January 1, 2017:
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(iii)	Effective for annual periods beginning on or after January 1, 2018:
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

4.              Accounts Receivable and Prepaid Expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2014	2013
Accounts receivable	$342,270	$346,492
Excise tax receivable	-	39,538
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	151,095	138,577
	$413,880	$445,122

At December 31, 2014, the Company has recorded value added taxes of $378,819 (2013 - $944,897) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

5.             Marketable Securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the year ended December 31, 2014, the Company determined that $405,903 (2013 - $1,274,743; 2012 - $3,856,819) of unrealized loss recorded in available for sale financial assets was a result of significant or prolonged losses.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

6.             Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2014 is $2,200,086 (2013 - $2,005,251).

7.             Investment in Associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management’s best estimate of the fair value of the contingently issuable shares of $144,000 as described in Note 8(a).  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Gold Mountain’s loss during the year ended December 31, 2014 in the amount of a loss of $135,209 (2013 - $818,889 loss; 2012 – $86,963 income).  At year ended December 31, 2014, the Company wrote down its investment in associates to its fair value and recorded impairment charges of $6,637,288 (2013 - $Nil; 2012 - $Nil) as the decline in value was considered significant and prolonged as at December 31, 2014.

The continuity of the Company’s investment in associate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Balance, beginning of year	$9,447,497	$10,266,386	$10,179,423
Company’s share of net loss	(135,209)	(818,889)	86,963
Impairment	(6,637,288)	-	-
Balance, end of year	$2,675,000	$9,447,497	$10,266,386

During the year ended December 31, 2014, the Company charged Gold Mountain $Nil (2013 - $Nil; 2012 - $352,674) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2014 and 2013:

	2014	2013
Current assets	$3,085,070	$2,606,837
Non-current assets	$27,661,031	$28,529,408
Current liabilities	$40,827	$51,923
Non-current liabilities	$1,664,608	$1,694,901
Revenue	$9,953	$51,141
Loss	$379,047	$341,483

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

8.             Contingent Shares Receivable

(a)           Gold Mountain Mining Corporation

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

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $15,000 (2013 - $13,500) based on management’s best estimate of the fair value of the common shares as at December 31 , 2014 and a gain on fair value adjustment of $1,500 (2013 - $76,500; 2012 - $54,000) in the statements of comprehensive loss during the year ended December 31, 2014.

(b)           Goldgroup Mining Inc.

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

On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp (“Timmins”).  If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Company has recorded a contingent share receivable of $54,600 (2013 - $31,200) based on management’s best estimate of the fair value of the common shares as at December 31, 2014 and a gain on fair value adjustment in the statements of comprehensive loss during the year ended December 31, 2014 of $23,400 (2013 - $117,000 loss; 2012 - $370,500 loss).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

9.	Property, Plant and Equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2013	541,260	139,195	330,090	214,812	65,106	452,110	27,181	1,534,988	3,304,742
Additions	-	-	13,039	513	-	9,388	-	-	22,940
Disposals	-	-	-	-	-	-	-	-	-
December 31, 2014	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682

Accumulated depreciation
December 31, 2013	418,088	127,816	288,001	146,856	58,976	312,233	27,181	822,521	2,201,672
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	36,951	2,276	14,582	20,464	1,226	27,647	-	142,493	245,639
December 31, 2014	455,039	130,092	302,583	167,320	60,202	339,880	27,181	965,014	2,447,311

Carrying amounts
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	-	712,467	1,103,070
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	-	569,974	880,371

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10.	Exploration and Evaluation Assets

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Additions	1,137,914	-	-	-	1,015	1,138,929
Impairment of deferred acquisition costs	-	-	(46,450)	(148,253)	(1,016)	(195,719)
Closing balance (December 31, 2014)	2,370,679	47,261	1	1	13,044	2,430,986
Deferred exploration costs
Opening balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Costs incurred during the year:
Drilling and related costs	1,448,003	-	-	-	-	1,448,003
Professional/technical fees	267,219	43,628	-	-	19,186	330,033
Claim maintenance/lease cost	248,142	58,321	23,712	25,956	117,640	473,771
Geochemical, metallurgy	387,705	735	-	-	19,056	407,496
Technical studies	1,112,037	-	-	-	-	1,112,037
Travel and accommodation	377,900	6,260	-	-	7,255	391,415
Geology, geophysics, exploration	812,043	27,272	-	-	89,054	928,369
Supplies and misc.	14,236	5,285	72	-	6,545	26,138
Reclamation, environmental	129,108	-	-	-	-	129,108
Water exploration	4,155	-	-	-	-	4,155
Value-added tax	355,442	-	-	-	23,377	378,819
Impairment of deferred exploration costs	-	-	(1,447,314)	(726,644)	(200,987)	(2,374,945)
	5,155,990	141,501	(1,423,530)	(700,688)	81,126	3,254,399
Closing balance (December 31, 2014)	24,287,724	1,456,727	-	-	469,321	26,213,772
Total exploration and evaluation assets	26,658,403	1,503,988	1	1	482,365	28,644,758

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10.                      Exploration and Evaluation Assets (Continued)

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2012)	231,059	45,599	46,451	148,254	205,108	676,471
Additions	1,001,706	1,662	-	-	513,264	1,516,632
Proceeds from options	-	-	-	-	(317,420)	(317,420)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost- reclassified to loss	-	-	-	-	(387,896)	(387,896)
Impairment of deferred acquisition costs	-	-	-	-	(11)	(11)
Closing balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Deferred exploration costs
Opening balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	409,068	15,932,979
Costs incurred during the year:
Drilling and related costs	2,052,023	87,882	-	-	-	2,139,905
Professional/technical fees	738,760	25,584	-	1,597	65,280	831,221
Claim maintenance/lease costs	229,926	49,318	15,550	21,465	403,709	719,968
Geochemical, metallurgy	1,478,443	30,585	-	-	37,452	1,546,480
Travel and accommodation	305,115	1,609	-	-	3,187	309,911
Geology, exploration	841,065	4,740	531	-	153,701	1,000,037
Supplies and misc.	34,632	-	84	-	9,349	44,065
Geophysical, geosciences	61,933	-	-	-	-	61,933
Reclamation, environmental	39,983	8,114	-	-	1,745	49,842
Water exploration	129,228	-	-	-	-	129,228
Value added tax	889,100	-	-	-	55,797	944,897
Recoveries	-	-	-	-	(16,956)	(16,956)
Proceeds from options	-	-	-	-	(35,000)	(35,000)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost reclassified to loss	-	-	-	-	(328,110)	(328,110)
Impairment of deferred exploration costs	-	-	-	-	(371,027)	(327,027)
	6,800,208	207,832	16,165	23,062	(20,873)	7,026,394
Closing balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Total exploration and evaluation assets	20,364,499	1,362,487	1,469,981	848,942	401,240	24,447,149

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
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

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its 50% ownership of shares in ATW Resources Ltd. which holds the mineral claim.  Given that no further expenditures are planned, the company recorded a write-down in 2014 of $1,493,764 (2013 - $Nil; 2012: $Nil) to a carrying value of $1.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking.  Given that no further expenditures are planned, the Company recorded a write-down in 2014 of $874,897 (2013 - $Nil; 2012 - $Nil) to a carrying value of $1.

(e)           Other

(i)	Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property located in the southern interior region of British Columbia, Canada.

(ii)	Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada. The Company recorded a write-down in 2014 of $Nil (2013 - $8,077; 2012 - $Nil).

(iii)	Merit
The Company acquired by staking a 100% interest in the Merit property. During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions. Sunburst terminated the Option Agreement in 2013. The Company recorded a write-down in 2014 of $109,734 (2013 – $5,697; 2012 – income of $5,000).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10.           Exploration and Evaluation Assets (Continued)

(e)       Other (Continued)

(iv)      San Jose
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in 2014 of $427 (2013 - $24,676; 2012 - $56,283).

(v)        Yago & BP
In 2013, the Yago and BP properties were vended along with several others (Black Jack Springs property in Nevada and the Mezquites, San Pedro and Llano Grande properties in Mexico) to Tarsis Resources Ltd. (“Tarsis”) for 4 million shares of Tarsis and a 2% NSR royalty.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.  In 2013, the Company’s carrying value of the properties was $438,530 resulting in a loss of $218,532 as reported in Note 13.

(vi)	Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  In 2008 the purchase price was paid outright.  A bond in the amount of $138,929 (“Mineral Property Deposit”) to pay for the purchase of an NSR royalty was required to remain in place until the NSR was purchased.  The company abandoned the claims in 2013 and the bond was released on June 3, 2014.

(vii)     Caldera
The Company acquired a 100% interest in the Caldera property by staking.  The Company recorded a write-down in 2014 of $35,846 (2013 - $102,021; 2012 - $485,693).

(viii)    Other write-downs of interest in exploration and evaluation assets
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $55,996 at year ended December 31, 2014 (2013 - $190,984; 2012 – $343,739).

11.	Share Capital and Reserves

(a)	Authorized share capital

At December 31, 2014, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(b)	Details of private placement and other issues of common shares in 2014 and 2013

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder’s fee of $107,400 in cash and finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder’s warrants of $15,361 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 1.0%; Expected life – 1 year; Expected volatility – 49.30%; and Expected dividend yield – 0%.  In connection with the private placement, the company also incurred $133,350 share issue costs.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

On November 28, 2013, the Company issued 10,000 common shares at a deemed value of $1.15 per share as a payment to modify the Caballo Blanco royalty agreement.

On July 17, 2013 the Company completed a non-brokered private placement of 4,376,000 units at a price of $1.25 per unit for gross proceeds of $5,470,000 less share issue costs of $458,996.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2014, 2013 and 2012 are as follows:

Expiry date	Exercise Price	December 31, 2013	Granted	Exercised	Expired/ cancelled	December 31, 2014
July 17, 2016*	$1.50	4,376,000		-	-	4,376,000
July 17, 2016	$1.50	186,000				186,000
August 1, 2015	$1.50		48,000			48,000
August 1, 2015	$2.00		2,000,000			2,000,000
		4,562,000	2,048,000	-	-	6,610,000
Weighted average
exercise price		$1.50	$1.99	-	-	$1.65

*
Exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015.  Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

Expiry date	Exercise Price	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
July 17, 2016*	$1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$1.50	-	186,000	-	-	186,000
			4,562,000		-	4,562,000
Weighted average
exercise price			$1.50		-	$1.50

No warrants were granted nor exercised during the year ended December 31, 2012.  There were no warrants outstanding at December 31, 2012.

The weighted average fair value of warrants granted during the years ended December 31, 2014 and 2013 calculated using the Black-Scholes model at issue date, are as follows:

Weighted average assumptions used
Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
48,000	August 1, 2014	$ 0.32	1.00%	1	49.30%	$Nil
186,000	July 17, 2013	$ 0.58	1.39%	3	55.95%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2014, the Company had reserved 587,832 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the years ended December 31, 2014, 2013 and 2012 vested on the date granted. The continuity of stock options for the years ended December 31, 2014, 2013 and 2012 are as follows:

Expiry date	Exercise price	December 31, 2013	Granted	Exercised	Expired / cancelled	December 31, 2014
May 4, 2014	$2.18	65,000	-	-	(65,000)	-
July 13, 2014	$1.96	170,000	-	-	(170,000)	-
November 22, 2014	$2.53	60,000	-	-	(60,000)	-
November 25, 2014	$0.81	150,000	-	(150,000)	-	-
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2016	$1.51	-	65,000	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
July 14, 2016	$1.56	-	150,000	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	-	150,000	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
July 2, 2019	$1.50	-	150,000	-	-	150,000
Options outstanding and exercisable		5,840,000	890,000	(150,000)	(295,000)	6,285,000
Weighted average exercise price		$2.38	$1.36	$0.81	$2.12	$2.29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired / cancelled	December 31, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(125,000)	-	-
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(220,000)	(215,000)	5,840,000
Weighted average exercise price		$2.39	$1.77	$1.02	$2.77	$2.38

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired / cancelled	December 31, 2012
March 25, 2012	$3.90	45,000	-	-	(45,000)	-
September 10, 2012	$2.32	500,000	-	(500,000)	-	-
November 1, 2012	$2.72	60,000	-	-	(60,000)	-
November 15, 2012	$2.68	100,000	-	-	(100,000)	-
December 13, 2012	$4.30	25,000	-	-	(25,000)	-
March 17, 2013	$2.35	40,000	-	-	-	40,000
April 12, 2013	$2.36	-	25,000	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	-	65,000	-	-	65,000
July 13, 2014	$1.96	-	170,000	-	-	170,000
November 22, 2014	$2.53	-	60,000	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$1.00	240,000	-	(100,000)	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	-	250,000	-	-	250,000
June 8, 2017	$2.25	-	75,000	-	-	75,000
September 11, 2017	$2.63	-	500,000	-	-	500,000
November 22, 2017	$2.53	-	100,000	-	-	100,000
Options outstanding and exercisable		5,475,000	1,245,000	(600,000)	(230,000)	5,890,000
Weighted average exercise price		$2.39	$2.38	$2.10	$3.11	$2.39

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2014, 2013, and 2012, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
150,000	October 10, 2014	$0.40	0.99%	2	51.09%	$Nil
150,000	July 14, 2014	$0.46	1.08%	2	52.55%	$Nil
150,000	July 2, 2014	$0.83	1.47%	5	66.05%	$Nil
65,000	May 6, 2014	$0.42	1.08%	2	52.61%	$Nil
375,000	January 2, 2014	$0.76	1.43%	5	68.01%	$Nil
250,000	June 18, 213	$1.01	1.62%	5	78.71%	$Nil
25,000	April 25, 2013	$0.51	1.19%	2	48.19%	$Nil
90,000	April 4, 2013	$1.17	1.62%	5	78.27%	$Nil
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil
100,000	November 22, 2012	$1.58	1.37%	5	77.91%	$Nil
60,000	November 22, 2012	$0.72	1.17%	2	50.80%	$Nil
500,000	September 11, 2012	$1.76	1.22%	5	77.87%	$Nil
170,000	July 13, 2012	$0.80	1.07%	2	76.42%	$Nil
75,000	June 8, 2012	$1.63	1.20%	5	74.66%	$Nil
250,000	May 4, 2012	$2.03	1.20%	5	75.79%	$Nil
65,000	May 4, 2012	$1.05	1.00%	1.5	75.79%	$Nil
25,000	April 12, 2012	$0.74	1.00%	1	76.46%	$Nil

12.     Related Party Transactions and Balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014).  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2014		December 31, 2013		December 31, 2012

Salaries, fees and benefits	$738,125	(i)	$690,700	(i)	$828,488	(i)
Share based compensation	469,500	(ii)	340,250	(iii)	1,468,500	(iv)
Director’s fees	48,000		48,000		39,000
	$1,255,625		$1,078,950		$2,335,988

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

12.       Related Party Transactions and Balances (Continued)

(a)	Compensation of key management personnel (continued)

(i)
During 2014, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $240,000 (2013 - $240,000; 2012 – $315,000) for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 675,000 options granted pursuant to the Company’s stock option plan during 2014, all of which vested on the grant date.  The value of 375,000 option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.  The value of 150,000 option-based awards is based on the fair value of the awards ($0.83) calculated using the Black-Scholes model at the July 2, 2014 grant date. The value of 150,000 option based awards is based on the fair value of the awards ($0.40) calculated using the Black-Scholes model at the October 10, 2014 grant date.

(iii)
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

ii)  Other

(a)	During the year ended December 31, 2014, the Company paid a company controlled by a Director of the Company $Nil (2013 - $1,500; 2012 - $Nil) for consulting services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

12.           Related Party Transactions and Balances (Continued)

ii)  Other (continued)

(b)	During the year ended December 31, 2014, the Company paid a company controlled by a Director of the Company, $Nil (2013 - $700; 2012 - $488) for accounting services provided to the Company.

(c)
During the year ended December 31, 2014, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2013 - $6,300; 2012 - $12,000).

(d)
During the year ended December 31, 2014, the Company employed the Chairman’s daughter for a salary of $34,050 less statutory deductions (2013 - $34,000; 2012 - $62,216) for marketing and administrative services provided to the Company.

13.           Income (Loss) on Exploration and Evaluation Assets

Income (loss) on exploration and evaluation assets is comprised of the following:

	Year ended December 31,
	2014	2013	2012
Sale of Yago, Mezquites, Llano Grande, San Pedo, BP and Black Jack Springs properties	$-	$(218,532)	$-
Sale of Caballo Blanco	-	(469,045)	-
Other	55,111	(28,429)	47,500
	$55,111	$(716,006)	$47,500

During the year ended December 31, 2014, recorded in Other is a reduction of the December 31, 2013 accrual reversing previous years’ exploration costs as a result of a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in British Columbia, Canada.

During year ended December 31, 2013, the Company paid $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property.  The payment and shares are the result of a 2011 royalty agreement that was subsequently amended pursuant to an Amended Royalty Agreement.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

14.           Net Loss Per Share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2014 was based on the loss attributable to common shareholders of $14,982,667; (2013 - $6,356,609; 2012 - $10,238,377) and a weighted average number of common shares outstanding of 66,331,061 (2013 – 62,054,987; 2012 –59,349,992).

The calculation of diluted net loss per share for the year ended December 31, 2014, 2013 and 2012 did not include the effect of stock options and warrants as they were anti-dilutive.

15.	Supplemental Cash Flow Information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2014	December 31, 2013	December 31, 2012

Fair value of share options transferred to share capital on exercise of options	$67,500	$136,650	$624,000
Shares received on sale of Dill property	-	5,000	17,500
Shares received on sale of Yago, Mezquites, Llano Grande, San Pedro BP and Black Jack Springs properties	-	220,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2014	December 31, 2013

Cash	$1,372,548	$1,694,723
Term Deposits	6,800,050	10,300,050
	$8,172,598	$11,994,773

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

16.           Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2014	December 31, 2013
Loss before income taxes	$(13,143,185)	$(6,356,609)
Statutory rate	26.00%	25.75%

Expected income tax	(3,417,228)	(1,636,827)
Effect of different tax rates in foreign jurisdictions	(79,333)	(98,395)
Non-deductible stock based compensation	147,108	98,352
Other permanent items	251,520	731,637
Change in deferred tax assets not recognized	3,832,705	3,864,161
Impact of change in tax rates	-	(449,174)
Impact of change in expected manner of recovery	1,128,469	-
Impact of deferred tax rates applied vs. current statutory rates	-	(5,211)
Share issuance costs	(99,089)	(119,339)
True-ups and Other	75,330	(2,385,204)
	$1,839,482	$-

The applicable tax rate in Canada for the year ended December 31, 2014 was 26% which reflects the legislated provincial tax rate increase from 10% to 11% on April 1, 2013.

(b)
The Company’s deferred income tax expense and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.  As a consequence of management’s plan and intention to complete a spin-out of certain Company assets and liabilities (Note 22 (b)), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale.  Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use.  Given this change in expected manner of recovery during the year, the Company has reflected the tax impacts in the 2014 financial statements as follows:

	December 31, 2014	December 31, 2013
Deferred tax assets
Non-capital losses	$3,807,495	$3,916,383
Property, plant and equipment	(4,630)	149,169
	3,802,865	4,065,552
Deferred tax liabilities
Exploration and evaluation assets	(5,630,725)	(4,053,930)
Contingent shares receivable	(11,622)	(11,622)
	(5,642,347)	(4,065,552)

Net deferred tax assets (liabilities)	$(1,839,482)	$-

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

16.           Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2014	December 31, 2013

Non-capital loss carryforwards	$21,802,140	$14,470,998
Exploration and evaluation assets	16,434,468	9,852,106
Share issue costs	584,139	554,002
Property, plant and equipment	409,474	251,308
Cumulative eligible capital deduction	271,352	130,693
Marketable securities	5,401,681	5,421,778
Donations	12,960	5,100
Investment tax credits	201,354	-
	$45,117,568	$30,685,985

At December 31, 2014, the Company had operating loss carry forwards available for tax purposes in Canada of $11,906,871 (2013 - $9,687,527) which expire between 2029 and 2034, in the United States of $102,352 (2013 - $94,936) which expire between 2031 and 2034 and in Mexico of $9,792,917 (2013 - $9,270,505) which expire between 2015 and 2024.

Taxable temporary differences in relation to investments in associates for which a deferred tax liability has not been recognized is $nil (2013 - $5.6 million).

17.           Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2014, the remaining payments for the executive contract and the operating lease are due as follows:

	2015	2016	2017	2018	2019	Total

Office lease	$81,000	$6,700	$-	$-	$-	$87,700
Executive contracts	505,000	505,000	505,000	505,000	-	2,020,000
	$586,000	$511,700	$505,000	$505,000	$-	$2,107,700

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

18.           Financial Instruments (Continued)

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

As at December 31, 2014, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$530,909	$174,262
Accounts receivable and prepaid expenses	67,179	7,797
Total assets	$598,088	$182,059

Trade and other payables	$59,608	$19,078
Total liabilities	$59,608	$19,078

Net assets	$538,480	$162,981

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $53,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $17,000.

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

As at December 31, 2014, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

18.           Financial Instruments (Continued)

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $68,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,058,661	$-	$-	$1,058,661

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

19.           Management of Capital (Continued)

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

20.           Segmented Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	Year ended December 31,
	2014	2013

Canada	$1,086,763	$2,562,469
United States	4	848,945
Mexico	28,438,362	22,138,805
	$29,525,129	$25,550,219

The Company’s revenues were all earned in Canada from interest income on corporate cash reserves and investment income.

21.           General and Administrative Expenses

	Year ended December 31,
	2014	2013	2012

Professional fees	$772,670	$378,705	$483,250
Salaries and benefits	573,900	537,837	535,081
Travel and promotion	320,752	305,203	368,481
Depreciation	245,639	303,390	325,995
Office and license	157,275	200,252	183,256
Rent	176,960	169,498	158,334
Stock exchange fees	88,287	87,070	106,901
Insurance	81,429	100,783	103,536
Transfer agent fees	24,196	23,540	22,676
Directors fees	48,000	48,000	39,000
Bad debt expense	-	-	4,455
	$2,489,108	$2,154,278	$2,330,965

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

22.         Subsequent Events

(a)	Private placement

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A fee of $212,626 in cash and warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement.

(b)	Spin out

The Company announced that it will be deferring shareholder approval of the spin-out of its early stage exploration projects, royalty interests and certain other non-core assets, to the Company’s 2015 annual general meeting (the “AGM”).  The AGM is expected to be held in June 2015.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrant holders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated:  March 30, 2015                                                                                     By     /s/Morgan Poliquin
                                 Morgan Poliquin, CEO