Form 20-F
period 2015-12-31
ALMADEN MINERALS LTD
filed 2016-03-31
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from _____________________ to ____________________

Commission file number 001-32702

ALMADEN MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1385 West 8th Avenue, #310, Vancouver, British Columbia V6H 3V9
(Address of principal executive offices)

Korm Trieu, ktrieu@almadenminerals.com, 1385 West 8th Avenue, #310, Vancouver, BC V6H 3V9
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Name of each exchange on which registered

Common Stock without Par Value                                 NYSE MKT: TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

78,062,984

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

 ( X ) Yes  (  )  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
(   )  Yes  (   )  No
As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T.

However, it is the view of the Securities and Exchange Commission's (the "Commission" or "SEC") Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

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

Mineral Deposit or Mineralized Material:  A mineralized underground body which has been intersected by sufficient closely spaced drill holes and/or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

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

Option agreement:  An agreement where the optionee can exercise certain options to acquire or increase an interest in a property by making periodic payments or share issuances or both to the optionor or by exploring, developing or producing from the optionor's property or both.  Usually upon the acquisition of such interest, unless it is a 100% interest, all operations thereafter are on a joint venture basis.

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

Phenocrysts:  An unusually large crystal in a relatively finer grained matrix.

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

Tonne:  Metric ton – 1,000 kilograms – equivalent to 1.1023 tons.

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

Glossary of Abbreviations

Ag:  Silver
Ag g/t:  Silver grade measured in grams per metric ton
              Converts to ounces per ton by dividing by 34.286
Au:  Gold
Au g/t:  Gold grade measured in grams per metric ton
              Converts to ounces per ton by dividing by 34.286
Cu:  Copper
g/t:   grams per tonne
IP:  Induced Polarization geophysical survey
masl:  meters above sea level
NSR: net smelter returns royalty
Oz:  Troy ounce
QA/QC:  Quality Assurance/Quality Control
tpd: Tonnes per day
ton: Short ton (2,000 pounds)
tonne: Metric ton (1000 kilograms - 2204.62 pounds)

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

Please see "CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES," below.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", "mineral reserve", "probable mineral reserve" and "proven mineral reserve" used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council.  On November 14, 2004 and November 27, 2010, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of National Instrument 43-101 which became Canadian law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org.  In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, a reserve is termed a "mineral deposit".

Definitions

Qualified Person
Mineral Resource and Mineral Reserve estimates and resulting technical reports under NI 43-101 must be prepared by or under the direction of, and dated and signed by, a Qualified Person. A "Qualified Person" means an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise. Determination of what constitutes relevant experience can be a difficult area and common sense has to be exercised. For example, in estimating Mineral Resources for vein gold mineralization, experience in a high-nugget, vein-type mineralization such as tin, uranium etc. should be relevant whereas experience in massive base metal deposits may not be. As a second example, for a person to qualify as a Qualified Person in the estimation of Mineral Reserves for alluvial gold deposits, he or she would need to have relevant experience in the evaluation and extraction of such deposits. Experience with placer deposits containing minerals other than gold, may not necessarily provide appropriate relevant experience for gold. In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for Mineral Resource estimates must have sufficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could affect the reliability of the data. Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

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

Mineral Resource
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource
An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource
An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource
A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve
Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term "Mineral Reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve
A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be used by NI 43-101.  However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all, or any part, of a mineral deposit in these categories will ever be converted into reserves. "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Preliminary Feasibility studies, except in rare cases. Investors are cautioned not to assume that all, or any part, of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.  However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations promulgated thereunder. Further, the term "mineralized material" as used in this Annual Report on Form 20-F does not indicate "reserves" by SEC standards.  We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 20-F of the Registrant, Almaden Minerals Ltd. ("Almaden" or the "Company"), and the exhibits attached hereto that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Such forward-looking statements include, but are not limited to, statements with respect to anticipated results and developments in the Company's operations, planned exploration and development of the Company's properties, plans related to the Company's business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information.  Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to those described further in the sections entitled "ITEM 3. KEY INFORMATION - Risk Factors", "ITEM 4. INFORMATION ON THE COMPANY - Business Overview", "ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests" and "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company's forward-looking statements or forward-looking information.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information.  The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company's management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning the mining industry and the Company's expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward-looking information contained in this Annual Report on Form 20-F has been provided by, or derived from information provided by, certain persons other than the Company.  Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, the Company assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to the Company.

Please consult the Company's public filings at www.sec.gov for further, more detailed information concerning these matters.

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The following selected financial data of the Company for Fiscal 2015, Fiscal 2014 and Fiscal 2013 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data set forth for Fiscal 2012 and Fiscal 2011 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

The basis of preparation is described in Note 3 of the consolidated financial statements.

Table No. 1
Selected Financial Data
International Financial Reporting Standards ("IFRS")
(expressed in thousands of Canadian dollars, except share and per share data)

Year	Year	Year	Year	Year
Ended	Ended	Ended	Ended	Ended
12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011

Revenues
Net (loss) income
Basic net (loss) income per common share
Diluted net (loss) income per common share
Weighted average shares (000)

Working capital
Exploration and evaluation assets
Net assets
Total assets
Capital stock
Dividends declared per share
$303 (1,145) (0.02) (0.02) 73,249 5,808 30,538 35,983 38,215 83,758 -	$254 (14,983) (0.23) (0.23) 66,331 9,172 28,645 39,637 42,019 87,084 -	$220 (6,357) (0.10) (0.10) 62,055 12,676 24,447 47,891 48,988 81,151 -	$299 (10,238) (0.17) (0.17) 59,350 19,475 16,609 48,071 49,132 75,238 -	$249 7,295 0.13 0.12 57,269 30,513 10,470 53,340 53,905 73,354 -

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2015	$1.28	$1.40	$1.17	$1.38
Fiscal Year Ended 12/31/2014	1.10	1.16	1.06	1.16
Fiscal Year Ended 12/31/2013	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/2012	1.00	1.04	0.97	1.00
Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02

Table No. 3
Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2015	October 2015	November 2015	December 2015	January 2016	February 2016
High	$1.34	$1.32	$1.34	$1.40	$1.46	$1.40
Low	1.31	1.29	1.31	1.34	1.40	1.35

The exchange rate was $1.32 on March 29, 2016.

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

Presently, the Company is in the exploration and development stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further work is done and a comprehensive economic evaluation based upon that work is concluded. The Company has financed its operations principally through the sale of equity securities, entering into joint venture arrangements and the sale of its inventory of gold. The recoverability of mineral properties is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

Uncertainty in Discovering Commercially Mineable Ore Deposits
There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company's business, there can be no assurance that the Company will be profitable. The Company had net losses of $1,144,525 in Fiscal 2015, $14,982,667 in Fiscal 2014, and $6,356,609 in Fiscal 2013.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2015, revenue consisted of interest income and other income from Administrative service fees charged to Almadex Minerals Limited ("Almadex").  During Fiscal 2014 and Fiscal 2013, revenue consisted of interest and other income from office rental, a royalty payment from Gold Mountain Mining Corporation ("Gold Mountain") from the Elk property and contract exploration services provided to third parties.

The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Uncertainty of Obtaining Additional Funding Requirements
If the Company's exploration and development programs are successful, additional capital will be required for the further development of an economic ore body and to place it in commercial production.  The only material sources of future funds presently available to the Company are the sale of its equity capital, the incurring of debt, or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Possible Dilution to Present and Prospective Shareholders
The Company's plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company could also seek joint venture partners or funding sources such as royalties or streaming transactions.  These approaches would dilute the Company's interest in properties it has acquired.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 29, 2016 there were share purchase options outstanding allowing the holders of these options to purchase 7,761,000 shares of common stock and warrants allowing the holders of these warrants to purchase 6,850,534 shares of common stock.  Directors and officers of the Company hold 6,366,000 of these share purchase options and 326,000 of these warrants.  An additional 1,395,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 29, 2016 there were 78,062,984 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company's shares.  The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 18.7%.

No Proven Reserves
The properties and prospects in which the Company has an interest or the properties in which the Company has the right to earn an interest are in the exploration and development stage only, are without a known body of economically viable ore and are not in commercial production. If the Company does not ultimately find a body of economically recoverable ore, it would either have to acquire additional exploration projects, or terminate is operations.

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

Changes to Mexican Mining Taxes
In October 2013, the Mexican Congress approved a package of tax reforms which included significant changes to the country's mining royalties and tax structure.  These new laws had an effective date of January 1, 2014.  The changes include a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization ("EBITDA") and an additional 0.5% royalty on gross revenues from precious metal production.  The new law also increases annual taxes on certain inactive exploration concessions by 50% to 100%.  These changes may result in increased holding costs to the Company for its existing mineral concessions.  The new taxes and royalties may also materially and adversely affect the potential to define economic reserves on any Mexican properties and result in the Company's Mexican properties being less attractive to potential optionees or joint-venture partners.

Foreign Incorporation and Civil Liabilities
The Company was created under amalgamation under the laws of the Province of British Columbia, Canada.  All of the Company's directors and officers are residents of Canada and all of the Company's assets and its subsidiaries are located outside the U.S.  Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

Conflict of Interest
Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin and Morgan Poliquin also serve as directors of Gold Mountain Mining Corporation and Almadex Minerals Limited.  Joseph Montgomery also serves as a director of Infrastructure Materials Corp. and Getty Resources Ltd.  Gerald Carlson also serves a director and as the President and CEO of Pacific Ridge Exploration Ltd.  Mark Brown also serves as a director of Galileo Petroleum Ltd, and as the President, CEO and a director of Big Sky Petroleum Corporation.  He also serves as Executive Chairman of Alianza Minerals Ltd., and director of Avrupa Minerals Ltd., Strategem Capital Corp., Paget Minerals Corp. and Sutter Gold Mining Ltd.  These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Dependence on Key Personnel
The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources may be required. The Company maintains no "Key Man" insurance coverage, and the loss or unavailability of any of its key personnel could have a negative effect on the Company's ability to operate effectively.

Item 4.     Information on the Company

History and Development of the Company
The head office of the Registrant (sometimes referred to in this Annual Report on Form 20-F as "Almaden" or the "Company") is located at 1385 West 8th Avenue, Suite 310, Vancouver, British Columbia, Canada, V6H 3V9.  The registered and records office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

The contact persons are Duane Poliquin, Chairman and Morgan Poliquin, President.  The telephone number is (604) 689-7644.  The fax number is (604) 689-7645.  The email address is info@almadenminerals.com.  The web-site address is www.almadenminerals.com.

The Company was formed by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd. on February 1, 2002.  The Company operates under the Business Corporations Act (British Columbia).

Effective July 31, 2015, the Company effected a corporate reorganization pursuant to a statutory plan of arrangement ("Plan of Arrangement") involving the Company's then wholly owned subsidiary, Almadex Minerals Limited ("Almadex"), as described below.

The Company's common shares began trading on The Toronto Stock Exchange ("TSX") under the symbol "AMM" on February 11, 2002 and on the NYSE MKT, under the symbol "AAU" on December 19, 2005.  Almaden Resources Corporation's initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986.  The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company's shares and the Company has made no public takeover offers in respect of any other company's shares.

Organizational Structure
The Company currently has two wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions.  These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Puebla Holdings Inc.	Canada	holding company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company

The Company formerly had an additional eight wholly-owned subsidiaries.  However, during Fiscal 2015, these subsidiaries were spun out to Almadex as part of the Plan of Arrangement as described below.  The eight formerly wholly-owned subsidiaries are:

Former Subsidiaries	Jurisdiction	Nature of operations
Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

Business of the Company
The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties.  The Company currently has material property interests in Mexico.  The Company's property interests are at the exploration and development stage.  Presently there is no assurance that any of the Company's mining properties or prospects contains a commercially viable ore body (reserve) until further work is done and at a minimum, a pre-feasibility study based upon such work is concluded.  The Company has not generated any revenues from operations.

Corporate Reorganization
The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden's early stage exploration projects, royalty interests and other non-core assets into a new public Company called Almadex, which trades on the TSX Venture Exchange under the symbol "AMZ" and the OTCQB marketplace under the symbol "AXDDF".  Almadex would hold the following key assets:

•	a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the Company's recent Ixtaca and Caballo Blanco discoveries;
•	a 2% NSR on the Company's Tuligtic property in Mexico, which hosts the Company's Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Timmins Gold Corp.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by Gold Mountain Mining Corp.;
•	a portfolio of 21 additional NSRs on exploration projects in Mexico, Canada and the United States identified through the Company's past prospect generator activities;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion; and
•	approximately $3 million in cash.

On July 31, 2015, all conditions to the statutory Plan of Arrangement regarding the spinout were satisfied or waived and the spinout was effective.  Almaden's shareholders approved the Plan of Arrangement and exchanged their existing common shares of Almaden for one "new" Almaden common share and 0.6 common share of Almadex.

The Company has also entered into an Administrative Services Agreement with Almadex dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the "Agreement").  Under the Agreement, the Company is the sole and exclusive manager of Almadex, and provides Almadex with general management services and day-to-day operation of Almadex.  These services include:

•	Office space;
•	Executive personnel and human resources;
•	Geological technical support; and
•	Accounting and financial services.

Almadex compensates the Company 30% of the Company's actual monthly cost of rent for any shared facilities, and 30% of any shared personnel's fees and/or wages.  Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

The Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement.  The Agreement includes a Change of Control clause.  If either party is subject to a Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties.  The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company's engagement and significant disruption to the other party's business.  "Change of Control" means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Business Overview

Maintaining properties

The following is a general statement about government requirements for holding mineral properties in the jurisdictions where the Company currently holds material mineral property interests.

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

Seasonality
The Company's principal project is in central Mexico.  In Mexico, the climate in the project area is marked by dry, cold winters and a distinct rainy season.  The rainy season typically begins in May or June and continues until late September to October.  In most years roads remain passable and exploration can be done throughout the rainy season.  Seasonal changes do not have a material impact on our exploration expenditures.

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

Core Logging
Before cutting and sampling the core, the following tables of data are recorded on paper and then entered into the Company drill hole database system:

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

-	Maximum sample length of 2 m in unmineralized lithologies.
-	Maximum sample length of 1 m in mineralized lithologies.
-	Minimum sample length of 50 cm. Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks.
-	Core size changes and any zones of core loss were used as sample breaks.
-	Large discrete veins that might possibly be modeled or mined as separate structures were sampled separately.

The begin/end marks were placed so that the entire vein ended up in the sample(s) and the vein is not smeared into samples on either side.

Sampling Procedure
All samples were originally cut in half using custom-made, gasoline engine-powered diamond core saws.  All were recently changed to electric powered saws.  Each saw has sliding trays and customized "core cradles" sized for each core diameter in order to ensure a straight cut down the cut line and to minimize the loss of friable core during cutting. Areas of very soft rock (e.g. fault gouge), are cut with a machete, using the side of the core channel to ensure a straight cut.  Areas of very broken core (pieces <1 cm) were sampled using spoons.  The following standard sampling procedures were employed:

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

Company's Principal Properties
The Tuligtic Project, which hosts the Company's Ixtaca discovery, is the only project material to the Company. The Tuligtic Project is located in Puebla State, Mexico.

PRINCIPAL PROPERTY INTERESTS

The Tuligtic Property/Project – Mexico

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

Claims and Title
The Tuligtic property consists of three claims held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc.  The claims, tabularized below, cover an area of over 14,000 hectares and were staked.  Almaden acquired the claims in 2001, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  Official title documents have been issued for all claims, the details of which are summarized below.

Claim Name	Claim Number	Valid Until Date	Area (hectares)	Location
Cerro Grande	219469	March 5, 2059	11,201.55	Tetela de Ocampo Ixtacamaxtitlan Aquixtla, Pue.
Cerro Grande 2	233434	February 23, 2059	3,028.00	Zautla, Puebla
Total			14,229.55

During 2015, Almaden filed an application to reduce the aggregate claim size at Tuligtic to manage its land position outside the main discovery zone and in consideration of regional exploration studies.

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

History of Past Work
To the Company's knowledge, no modern exploration was carried out on the project prior to Almaden's acquisition of the property area by staking in 2001.  Evidence of historic mining of clay (kaolinite) deposits from surface is evident throughout the property area.  Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  In 2010, the Company acquired the third Caldera 3-a claim, which has subsequently been dropped.  Subsequent geologic mapping, rock, stream silt, soil sampling and induced polarization (IP) geophysical surveys identified porphyry copper and epithermal gold targets within an approximately 5 x 5 km area of intensely altered rock.

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

In July 2010 Almaden initiated a diamond drilling program on the gold-silver epithermal vein target area of the project located roughly 1 kilometer to the south of the porphyry prospect on the project. The first hole in this program (results announced in August, 2010) intersected a zone of banded carbonate-quartz epithermal veining with gold and silver values. This hole constitutes the discovery of the Ixtaca Zone of veining. The entire hole cut through a vein zone of varying intensity of veining and intersected 302.41m of 1.01 g/t Au & 48 g/t Ag. Within this broad zone of veining several higher grade veins were intersected including 44.35 meters of 2.77 g/t Au and 117.7 g/t Ag.  Immediately after this discovery the Company initiated a follow-up drill program.  Between 2010 and 2013, Almaden's exploration at the Ixtaca Zone of the Tuligtic Property included geologic mapping and prospecting, alteration mineralogic characterization, rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (CSAMT), and Controlled Source Induced Polarization (CSIP) geophysical surveys resulting in the identification of several anomalous zones.  Since 2010, a total of 453 exploration diamond drill holes have been drilled at the Tuligtic Gold-Silver Project, totaling 147,892 m.

Present Condition of Project and 2014 Exploration Program
Geology and Mineral Resources
The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calcareous clastic rocks) and crosscutting pre-mineral altered dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.  Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type.  Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.
On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone.  Since that time drilling has been focused on expanding and infilling the known resource base for the PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 1 below.  The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain.  Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable.  Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by ordinary kriging.  Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms "measured resources" and "indicated resources".  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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
Preliminary Economic Assessments

December 2015 PEA
On December 9, 2015, the Company announced the results of an optimized PEA which follows the historical PEA released in 2014 and amended on November 6, 2015 ("Historical PEA") which evaluated larger throughput development alternatives.  The primary reasons for providing an update to the Historical PEA studies were to show the impact of significantly reduced initial capital cost on project economics and, given the significant decrease in precious metals prices, to demonstrate the viability of a mine plan which focuses on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit.

This mine plan is a smaller high grade scenario that still allows for expansion into a larger production scenario similar to those described in Almaden's Historical PEA studies.  In addition, the PEA incorporates the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEA report. The PEA incorporates:
•	The same resource model as the Historical PEA;
•	The Rock Creek Mill, which was optioned by the Company in October, 2015, with average throughput of 7,500 tonnes per day;
•	A smaller, near surface and payback focussed pit;
•	A mine production schedule which targets higher grades earlier;
•	Optimised waste placement and tailings management facilities;
•	A 2% NSR held by Almadex Minerals Limited.
This PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA forecasts will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

DECEMBER 2015 PEA HIGHLIGHTS:

The inputs and parameters for the December 2015 PEA include base case metal prices (US $1150/oz gold and US $16/oz silver).  Highlights of the PEA are summarised below (all values shown are in US Dollars).

•	Pre-tax Net Present Value ("NPV") of $266M at a 5% discount rate and internal rate of return of 39%;
•	After-tax (including new Mexican Mining Duties) NPV(5%) of $166M and internal rate of return of 30%;
•	Total mill feed of 35.5M tonnes and life of mine strip ratio of 5:1;
•	Mine life of 13 years with an average processing rate of 7,500 tonnes per day;
•	Average annual production of 55,660 ounces of gold and 3,754,000 ounces of silver;
•	Estimated pre-production capital of US$100M. Sustaining capital of US$24M;
•	After-Tax Payback of initial capital of 2.6 years.
Production and Processing
The Ixtaca gold-silver project in the PEA is planned as an open pit mining operation using contractor mining. Estimated mining inventory is comprised of 179 million tonnes of rock and 36 million tonnes of mill feed with an average mill feed grade of 0.76 grams per tonne gold and 47 grams per tonne silver. A total of 724 thousand ounces of gold and 48.8 million ounces of silver would be produced over the 13 year mine life. The PEA includes the Rock Creek process plant to produce gold and silver doré on site. The process plant includes conventional crushing, grinding, gravity, flotation, and concentrate leaching. Process reagents will be removed from process plant tailings prior to placement in a tailings management facility ("TMF"). The following table summarizes the production and processing parameters:

Total Mill Feed Material*	35.5 Million tonnes**
Processing Rate	7,500 tonnes per day
Life of Mine (LOM) Strip Ratio	5 : 1***
	Gold		Silver
Average Mill Feed Grade	0.76 g/	t	47.5 g/	t
Average Process Recoveries	90%		84%
Average Annual Production LOM (ounces)	55,660		3,754,000
Total Production (ounces)	723,580		48,806,000

* The mill feed tonnes in the mine plan include Inferred Resources.  The reader is cautioned that Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that Inferred Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
** The cut-off grade used to calculate the mill feed is NSR>=$20/t. NSR is calculated using the following formula: NSR = [Au(g/t) * Au recovery (%) * 36.55] + [Ag(g/t) * Ag recovery (%) * 0.46]
*** The strip ratio includes 13 million tonnes of stockpiled material not processed in this PEA that averages 0.31 g/t Au and 45 g/t Ag as waste. Should this material be processed the ultimate strip ratio would be 3:1.
Capital and Operating Costs
The total estimated initial capital cost for the Ixtaca gold-silver project is US$100.2 million and sustaining capital is $24 million over the mine life ("LOM"). The estimated LOM operating costs are US$26.99 per tonne mill feed.
The following tables summarize the cost components:
Initial Capital Costs (US$ Millions)
Site Infrastructure	$15.3
TMF and Water Management	$9.6
Mining	$25.1
Process Plant, Doré Plant and Conveyor	$28.0
Indirects, EPCM, Contingency and Owner's Costs	$22.2
Total	$100.2

Projected Operating Costs (US$)
Mining Costs	$2.19	$/tonne mined
Mining Costs	$11.63	$/tonne milled
Processing	$13.73	$/tonne milled
G&A	$1.54	$/tonne milled
Life of Mine TMF management	$0.09	$/tonne milled
Total	$26.99	$/tonne milled

Economic Results and Sensitivities
A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below.  The December 2015 PEA base case prices are derived from a combination of spot prices and current common peer usage. The Alternate Case prices represent a discount to the lowest sustained metal prices over the previous three years. The 3 year trailing average prices represent the upside potential should metal prices regain their previous strength.

Summary of Ixtaca Gold-Silver Economic Results and Sensitivities (US$ Million)
	Alternate Case		Base Case		3 Yr trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1000		$1150		$1300
Silver Price ($/oz)	$14		$16		$20
Net Cash Flow	$235	$149	$435	$280	$731	$470
NPV (5% discount rate)	$132	$78	$266	$166	$464	$293
Internal Rate of Return (%)	24%	18%	39%	30%	57%	44%
Payback (years)	3.3	3.9	2.3	2.6	1.6	2.0
The economic results are based on the mill feed tonnages in the selected ultimate pit.  The mill feed tonnages include Inferred Resources.  The reader is cautioned that Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that Inferred Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
Rock Management, Environment and Community
Almaden recognises the paramount importance of protecting the environment to facilitate the development of a sustainable project. Knight Piésold Ltd. ("KP") has been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:
•	Protect surface and ground water quality;
•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;
•	Minimize the project footprint.
In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.
Water Management
Almaden with KP has developed a comprehensive water monitoring strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest assessment of regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.
Management of Rock
The limestone host rock, which constitutes a large portion of the total waste rock, has buffering capacity. Geochemical characterization of site materials has confirmed that waste rock is not expected to be net acid producing.
Environmental Monitoring
Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project. Flora and fauna studies have been completed.

Community
The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared. Existing land use in the project area is minimal. The Company has employed up to 70 local people in its drilling program who live local to the Ixtaca deposit. Local employees have made up virtually all the drilling staff, and have been trained on the job. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca.  The Company regards the local communities to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company's exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.
Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden's news release of January 31, 2013, the 2013 Tuligtic Project NI 43-101 Technical Report filed March 15, 2013 on SEDAR and March 25, 2013 on Edgar, and Almaden's news releases of June 15th and September 14th, 2015). These test results show that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for the limestone domain. This preliminary test work indicates that leaching the combined gravity/flotation concentrate can be used to produce a silver-gold doré on site. All geologic domains were tested using whole core composites selected to represent a range of grades.
Subsequent to the publication of the preliminary results, in 2014 and 2015, additional metallurgical work on new whole core composites, carried out at McClelland Laboratories Inc. in Reno, Nevada under the supervision of MMTS, focused on optimizing gravity, rougher flotation and leach results over a broader range of head grades in the limestone unit. This test work continues to indicate overall process recoveries to average 90% for gold and silver for limestone hosted mineralisation. Given the preliminary work to date on the minor volcanic and blackshale units, this PEA report assumes recoveries of 90% for silver and 50% for gold. Additional testwork is underway to optimise recoveries for these domains, both minor units in the PEA mine plan.
Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA:
•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)
•	Knight Piésold Ltd. (Geotechnical, Environmental, Rock and Tailings Management).
The independent qualified persons responsible for preparing the Ixtaca PEAs are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").
QA/QC
The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques.  For gold, samples are first analysed by fire assay and atomic absorption spectroscopy ("AAS").  Samples that return values greater than 10 g/t gold using this technique are then reanalysed by fire assay but with a gravimetric finish.  Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy ("ICP-AES").  Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HFHNO3-HCLO4 digestion with HCL leach and ICP-AES finish.  Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.  Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden's quality assurance and control program which complies with National Instrument 43-101 requirements.  In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden's drill hole and QAQC databases.  The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate.  A total of 10,885 database gold and silver analyses were verified against original analytical certificates.  Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.  The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.  The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.  All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company's website.

Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property.  The Tuligtic claim covers an area of high level epithermal clay alteration.  The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses.  In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems.  The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.
The potential quantity and grade of these exploration targets is conceptual in nature.  There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource.  It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource.  The potential quantity and grade of these exploration targets has not been used in the PEA.
Upcoming / Outlook
The Company has initiated work towards a Pre-Feasibility Study. Apart from further metallurgical studies (underway), the work completed includes geo-mechanical and geotechnical drilling, static geochemical test work to characterise rock chemistry and long lead time environmental and water monitoring.  Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring.

Item 5. Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2015, 2014, and 2013 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

The Company's consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

The Company is in the business of exploring and developing its principal mineral property in Mexico with the aim of developing it to a stage where it can be exploited at a profit or to arrange joint ventures or other business transactions whereby other companies provide, in whole or in part, funding for development and exploitation. At that stage, the Company's operations would, to some extent, be dependent on the world market prices of any minerals mined. The Company does not have producing properties and operations on its properties.

The Company receives revenue from an Administrative Services Agreement with Almadex Minerals Limited.  Under the Agreement, the Company is the sole and exclusive manager of Almadex.  Almadex compensates the Company 30% of the Company's actual monthly cost of rent for any shared facilities, and 30% of any shared personnel's fees and/or wages.  Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.  The Administrative Services Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement.  The Agreement includes a Change of Control clause.  If either party is subject to a Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties.  The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company's engagement and significant disruption to the other party's business.  "Change of Control" means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2015 compared to Fiscal 2014
For the year ended December 31, 2015 ("Fiscal 2015"), the Company recorded a net loss of $1,144,525 or $0.02 per share compared to a net loss of $14,982,667 or $0.23 per share for the year ended December 31, 2014 ("Fiscal 2014").  The decrease in net loss was primarily a result of a gain on transfer of spin-out assets of $3,115,422 and increased expenses in Fiscal 2014 from impairment charged against its investment in associate of $6,637,288, impairment of exploration and evaluation assets of $2,570,664, and deferred income tax expense of $1,839,482 compared to Fiscal 2015.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $303,403 during Fiscal 2015 consisted of interest income and other income from administrative service fees collected from Almadex compared to total revenue of $253,991 during Fiscal 2014 consisting of interest income and other income from office rental and a contract drilling program provided to a third party.

During Fiscal 2015, there was a gain on exploration and evaluation assets of $32,920 as a result of a Canada Revenue Agency refund through a British Columbia Mining Exploration Tax Credit ("BCMETC") from the Merit project in B.C., Canada that was spun out to Almadex.  During Fiscal 2014, there was an income on exploration and evaluation assets of $55,111 as a result of a reduction of the December 2013 accrual to reverse previous years' exploration costs from a CRA review of Almaden's 2010 and 2011 BCMETC claim from various grassroots projects in B.C., Canada.

General and administrative expenses were $2,876,209 for Fiscal 2015 (Fiscal 2014 - $2,489,108).  The primary increase in general and administrative expenses resulted from higher professional fees paid for the reorganization, capital market advisory services and different levels of investor relations activities.  Directors fees totalling $48,000 were paid during Fiscal 2015 compared to $48,000 during Fiscal 2014.

General exploration expenses of $432,764 were incurred in Fiscal 2015 compared to $592,105 for Fiscal 2014.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in Fiscal 2015 compared to Fiscal 2014 included impairment of investment in associate, impairment of exploration and evaluation assets, deferred income tax expense, impairment of marketable securities, share-based payments and loss on investment in associate.  During Fiscal 2015, an impairment of investment in associate of $470,700 was recognized (Fiscal 2014 - $6,637,288).  In 2015 it was determined that the decline in value in Gold Mountain's shares was considered to be significant and prolonged, as a result, the Company wrote-down its investment to fair value.  Impairment of exploration and evaluation assets of $97,044 (Fiscal 2014 - $2,570,664) fluctuates period to period based on management's evaluation of the carrying value of each exploration and evaluation asset held at that time.  The deferred income tax recovery of $404,600 (Fiscal 2014 deferred income tax expense - $1,839,482) relates to the Mexican Special Mining Duty ("SMD") associated with the Ixtaca project.  Impairment of marketable securities of $162,000 in Fiscal 2015 (Fiscal 2014 - $405,903) relate to significant or prolonged losses of equity securities held by the Company based on the market value of shares at December 31, 2015.  Share-based payments of $950,740 in Fiscal 2015 (Fiscal 2014 - $565,800) are recognized on the grant of stock options in any period.  During Fiscal 2015 loss on investment in associate of $95,892 (Fiscal 2014 - $135,209) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.

Fiscal 2014 compared to Fiscal 2013
For the year ended December 31, 2014 ("Fiscal 2014"), the Company recorded a net loss of $14,982,667 or $0.23 per share compared to a net loss of $6,356,609 or $0.10 per share for the year ended December 31, 2013 ("Fiscal 2013").  The increase of $8,626,058 in net loss was primarily the result of an increase in impairment of investment in associate of $6,637,288, share-based payments of $183,850 and impairment of exploration and evaluation assets of $2,199,626 offset by a decrease in impairment in marketable securities of $868,840 and loss from investment in associate of $683,680.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $253,991 during Fiscal 2014 consisted of interest income and other income from office rental, and contract drilling program provided to third parties compared to total revenue of $220,432 during Fiscal 2013 consisting of interest income and other income from office rental and a royalty payment from Gold Mountain from the Elk property.

During Fiscal 2014, there was a gain on exploration and evaluation assets of $55,111 as a result of a reduction of the December 2013 accrual to reverse previous years' exploration costs from a Canada Revenue Agency review of Almaden's 2010 and 2011 British Columbia Mining Exploration Tax Credit ("BCMETC") from various grassroots projects in B.C.  During Fiscal 2013, there was a loss on exploration and evaluation assets of $716,006 as a result of selling nine properties resulting in a total loss of $102,942, the Company paying $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property from a 2011 royalty agreement that was subsequently amended pursuant to an Amended Royalty Agreement, and a reversal of an accrual from a previous years' exploration costs that resulted in a loss on exploration and evaluation assets of $144,019.

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

Significant non-cash items in Fiscal 2014 compared to Fiscal 2013 included impairment of investment in associate, impairment of exploration and evaluation assets, deferred income tax expense, impairment of marketable securities, share-based payments and loss on investment in associate.  During Fiscal 2014, an impairment of investment in associate of $6,637,288 was recognized (Fiscal 2013 - $Nil).  Previously, the Company valued its investment in Gold Mountain utilizing the value-in-use methodology, but in 2014 it was determined that the decline in value in Gold Mountain's shares was considered to be significant and prolonged, as a result, the Company wrote-down its investment to fair value.  Impairment of exploration and evaluation assets of $2,570,664 (Fiscal 2013 - $371,038) fluctuates period to period based on management's evaluation of the carrying value of each exploration and evaluation asset held at that time.  The deferred income tax expense of $1,839,482 (Fiscal 2013 - $Nil) relates to the Mexican income tax and Special Mining Duty ("SMD") associated with the Ixtaca project.  Impairment of marketable securities of $405,903 in Fiscal 2014 (Fiscal 2013 - $1,274,743) relate to significant or prolonged losses of equity securities held by the Company based on the market value of shares at December 31, 2014.  Share-based payments of $565,800 in Fiscal 2014 (Fiscal 2013 - $381,950) are recognized on the grant of stock options in any period.  During Fiscal 2014 loss on investment in associate of $135,209 (Fiscal 2013 - $818,889) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.

Liquidity and Capital Resources
As at December 31, 2015, the Company's working capital position was $5,808,473.  Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2016 that includes further development of the Ixtaca property.  In accordance with the Plan of Arrangement, the Company spun-out the majority of its assets and a portion of its working capital to Almadex.  The reorganized Almaden retained the Ixtaca gold/silver project and a majority of the working capital which is used to continue exploration on the Ixtaca project, including the work required for a Pre-Feasibility Study.

Fiscal 2015
At the end of Fiscal 2015, the Company had a working capital of $5,808,473 including cash and cash equivalents of $6,222,778 compared to working capital of $9,171,791 including cash and cash equivalents of $8,172,598 at the end of Fiscal 2014.  The decline in working capital of $3,363,318 is mainly due to current assets spun out to Almadex including Marketable Securities and Gold Inventory.  During Fiscal 2015, the Company closed two non-brokered private placements for gross proceeds of $8,905,000 to continue the Ixtaca exploration and development program.

Management believes that the Company's cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placement during 2015.

Cash used in operations during Fiscal 2015 was $3,015,966 (Fiscal 2014 - $2,910,414) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2015 was $4,362,807 (Fiscal 2014 - $6,792,511).  Significant items include expenditures on mineral property interests of $3,668,974 (Fiscal 2014 - $6,946,559) primarily on land acquisition of $831,455 (Fiscal 2014 - $1,137,914) and exploration costs on the Tuligtic property of $3,048,151 (Fiscal 2014 - $5,155,990).  The Company also invested $692,000 (Fiscal 2014 - $Nil) pursuant to the terms of an Asset Purchase Option Agreement dated October 16, 2015 with Alaska Gold Company, LLC and  Bering Straits Native Corporation (the "Asset Purchase Option Agreement") in respect of an option on certain mining equipment referred to as the "Rock Creek mill".

On February 11, 2015, the Company closed on a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000 less share issue costs of $372,763.  Each unit consisted of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until February 11, 2016.  A finder's fee of $212,626 in cash and finder's warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement.  The fair value of the finder's warrants of $13,341 was estimated using the Black-Scholes option pricing model.

On November 17, 2015, the Company closed on a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000 less share issue costs of $122,609.  Each unit consisted of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $1.00 per common share until November 17, 2017.  A finder's fee of $73,550 in cash and finder's warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement.  The fair value of the finder's warrants of $5,984 was estimated using the Black-Scholes option pricing model.

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

In addition, the market value of the Company's inventory of gold bullion (1,597 ounces) at the end of Fiscal 2014 was $2,200,086 or $1,925,318 above book value as presented in the financial statements.

Cash used in operations during Fiscal 2014 was $2,910,414 (Fiscal 2013 - $1,522,956) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2014 was $6,792,511 (Fiscal 2013 - $8,304,974).  Significant items include expenditures on mineral property interests of $6,946,559 (Fiscal 2013 - $8,231,553) primarily on land acquisition of $1,137,914 (Fiscal 2013 - $1,001,706) and exploration costs on the Tuligtic property of $5,155,990 (Fiscal 2013 - $6,800,208).

During Fiscal 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111.  Each unit consisted of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder's fee of $107,400 in cash and finder's warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder's warrants of $15,361 was estimated using the Black-Scholes option pricing model.  The Company also received $121,500 (Fiscal 2013 - $223,550) on the exercise of 150,000 (Fiscal 2013 – 220,000) stock options during 2014.

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

In addition, the market value of the Company's inventory of gold bullion (1,597 ounces) at the end of Fiscal 2013 was $2,005,251 or $1,730,483 above book value as presented in the financial statements.  The Company has no long-term debt.

Cash used in operations during Fiscal 2013 was $1,522,956 (Fiscal 2012 - $2,723,237) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2013 was $8,304,974 (Fiscal 2012 - $3,233,514).  Significant items include expenditures on mineral property interests of $8,231,553 (Fiscal 2012 - $7,407,896) primarily on land acquisition of $1,001,706 (Fiscal 2012 - $Nil) and exploration costs on the Tuligtic property of $6,800,208 (Fiscal 2012 - $6,318,731).

During Fiscal 2013, the Company received gross proceeds of $5,470,000 on closing a private placement by the issuance of 4,376,000 units at a price of $1.25 per unit.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder's fee of $232,500 in cash and finder's warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.  The Company also received $223,550 (Fiscal 2012 - $1,260,000) on the exercise of 220,000 (Fiscal 2012 – 600,000) stock options during Fiscal 2013.

Research and Development, Patents and Licenses
The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information
During 2015, prices of precious metals continued to drop thereby extending the downward trend started in 2012.  For base metals, lower prices seem to be related to concerns over economic conditions in the large developing nations that are building infrastructure and the size of the above ground metal inventory or stockpiles.  In addition, there remains uncertainty as to how long prices will remain depressed, whether competition for resources will decrease or intensify, and how any change might further affect metal prices.  In previous years, significant selling on Comex and redemptions from gold and silver funds contributed to the steep reduction in metal prices.  These lower prices have resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures.  The large write-downs of assets and recent acquisitions by many companies have been well publicized, and have resulted in significant reductions to mineable reserves worldwide.  Lower prices also result in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet these depleted reserves are not being replaced because of reduced exploration efforts.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity.  Many large miners have reduced exploration to cut costs and most junior exploration companies are having difficulty raising exploration capital.  What capital is being raised is through equity sales at significantly reduced prices, which results in significant dilution to shareholders.  There is also uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits.  Companies at the feasibility study stage or raising capital for production start-up are finding that project finance opportunities are limited, and high cost relative to earlier years.  These factors require frequent review of plans and budgets against a backdrop of fewer quality exploration and development projects along with the long term shortage of skilled exploration personnel.

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
The uncertain times have led to some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Many governments are pursuing regulations and taxes on emissions of so called "greenhouse gases" that could raise costs for many industries including metal mining.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local community where the project is located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

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

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on August 30, 2017. The Company does have government requirements in work and/or taxes to maintain other claims held.  The decision to keep or abandon such claims is not contractual but at the discretion of the Company.  All other property option payments on the Company's projects have been assumed by third parties who are earning their interests in the projects.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2016, the Chairman's and President's base salaries ("Base Salary") were $240,000 and $265,000, respectively.  Table No. 4 lists the total contractual obligations as at December 31, 2015 for each period.

Table No. 4
Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$222,461	$13,112	$209,349	-	-
Executive contracts	$2,235,000	$ Nil	$1,515,000	$480,000	$240,000

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company's interest in certain mineral properties and option payments under the Asset Purchase Option Agreement in respect to the Rock Creek mill.

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation ("Gold Mountain") (See Note 7 to the consolidated financial statements) which results in the use of the equity accounting method for accounting for this investment. In making their judgment, management considered the composition of the Board of Directors of its equity investment in Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.
o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Note 18).

Estimates

o	The recoverability of amounts receivable which are included in the consolidated statements of financial position;
o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o	The carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;
o	The value of the exploration and development costs which is recorded in the consolidated statements of financial position (Note 4(h));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;
o	The provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2015;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a) of the consolidated financial statements; and
o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b) of the consolidated financial statements.

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

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin John D. McCleary(2)(3) Joseph Montgomery(1)(2)(3) Morgan Poliquin Gerald G. Carlson(1)(2)(3) Mark T. Brown (1)(3) William J. Worrall	75 75 88 44 70 47 83	February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) February 1, 2002(4) May 30, 2011 May 7, 2013
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

Table No. 6
Executive Officers of the Company
Name	Position	Age	Date First Appointed
James Duane Poliquin Morgan Poliquin Korm Trieu Douglas McDonald	Chairman of the Board President and Chief Executive Officer Chief Financial Officer Vice-President, Corporate Development	75 44 50 47	February 1, 2002 (4) March 1, 2007 May 30, 2011 September 22, 2014
(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits.  Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career.  He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company.  He also serves as a director of Gold Mountain Mining Corporation and as Chairman of the Board and a director of Almadex Minerals Limited.

John D. (Jack) McCleary is a registered professional geologist with over 40 years' experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he served as a director for 5 years.  Mr. McCleary is also a director of Almadex Minerals Limited and spends less than 5% of his time on the affairs of the Company.

Joseph Montgomery is a professional engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years' experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. for over 35 years and is on the Advisory Board of the Canadian Institute of Gemology. He spends less than 10% of his time on the affairs of the Company. Mr. Montgomery also serves as a director of Infrastructure Materials Corp, an industrial materials company listed on the US OTCBB and Getty Resources Ltd., listed on the TSX-V.

Morgan Poliquin is a registered professional geological engineer with over 20 years' experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company's exploration program.  Dr. Poliquin spends virtually all of his time on the affairs of the Company directing its exploration programs.  He also serves as a director of Gold Mountain Mining Corporation and as President, CEO and a director of Almadex Minerals Limited.

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 40 years.  Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and Ph.D. from Dartmouth College.  He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum.  Mr. Carlson spends less than 5% of his time on the affairs of the Company.  He also serves as President, CEO and a director of Pacific Ridge Exploration Ltd., a gold and copper exploration company listed on the TSX-V.

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and earned a Bachelor's Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant's designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE (now TSX) 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies.  Mr. Brown spends approximately 5% of his time on the affairs of the Company.  He also serves as a director and executive chairman of Alianza Minerals Ltd. and Avrupa Minerals Ltd., both mineral exploration company listed on the TSX-V.  Mr. Brown also serves as a director of the following companies:

a.	Big Sky Petroleum Ltd., an oil and gas company listed on the TSX-V.
b.	Galileo Petroleum Ltd., an oil and gas exploration company listed on the TSX-V.
c.	Strategem Capital Corp., an investment issuer listed on the TSX-V.
d.	Sutter Gold Mining Ltd., a gold exploration company listed on the TSX-V.
e.	Pager Minerals Ltd., an exploration company listed on the TSX-V.
f.	Almadex Minerals Limited, an exploration company listed on the TSX-V.

William J. Worrall is a retired lawyer with over 55 years practice primarily in the areas of securities, national and transnational corporate and commercial transactions, including mergers and acquisitions, with emphasis on junior resource companies engaged in mining and oil and gas exploration and development.  Mr. Worrall spends less than 5% of his time on the affairs of the Company.  He is also a director of Almadex Minerals Limited.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 15 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors.  From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company.  Mr. Trieu spends all of his business time on the affairs of the Company.  He is also the Chief Financial Officer of Almadex Minerals Limited.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 18 years of experience in the resource, foreign trade and resource policy arenas.  Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities, and assisted them in accessing capital markets.  He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry.  Mr. McDonald spends all of his business time on the affairs of the Company.  He is also a director and the Vice President, Corporate Development of Almadex Minerals Limited.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer.  Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2015, the Chairman, through Hawk Mountain Resources Ltd., took a discount from his Base Salary of $240,000 and was remunerated $220,952, and the Chief Executive Officer was remunerated at his Base Salary of $265,000 per annum.  Each of the Chairman's and Chief Executive Officer's employment contracts includes terms for two additional successive terms of 24 months (the "Extended Term") ending December 31, 2018.  However, effective December 31, 2015, the Hawk Mountain Resources Ltd. Contract was terminated by mutual consent with the Company and the Chairman entered into a new employment contract directly with the Company.  The new employment contract includes a Base Salary of $240,000 per annum and has an effective date of January 1, 2016.  It has an initial two-year term and is renewable for two additional successive terms of 24 months.

During Fiscal 2015, the Chief Financial Officer ("CFO")  was remunerated at his salary of $185,000, and the Vice President, Corporate Development ("VP") was remunerated at his salary of $175,000 per annum.  Each of the CFO's and VP's employment agreements have indefinite terms.

Under an Administrative Services Agreement between the Company and Almadex Minerals Limited, the Company provides management services to Almadex.  Almadex compensates the Company 30% of any shared personnel remuneration and office overhead expenses.

All non-management Directors are to be compensated $7,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee be compensated $3,000 yearly, effective January 1, 2013.  The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2015 was $893,952 (Fiscal 2014 - $873,625).

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	485,000 Nil Nil	Nil Nil Nil	$220,952(1) $240,000(1) $246,300(1)
Morgan Poliquin President, Chief Executive Officer & Director	2015 2014 2013	$265,000 $265,000 $265,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	965,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	207,000 Nil Nil	Nil Nil Nil	$10,000(2)(4) $10,000(2)(4) $10,000(2)(4)
Joseph Montgomery Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	145,000 Nil Nil	Nil Nil Nil	$7,000(2) $10,000(2)(3) $7,000(2)
Gerald G. Carlson Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	237,000 50,000 Nil	Nil Nil Nil	$7,000(2) $7,000(2) $7,000(2)
Barry W. Smee Former Director(8)	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$7,000(2) $7,000(2) $8,500(2)(5)
Mark T. Brown Director, former Chief Financial Officer	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	232,000 25,000 Nil	Nil Nil Nil	$11,200(2)(3)(6) $7,000(2) $7,000(2)
William J. Worrall Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	145,000 Nil 250,000	Nil Nil Nil	$7,000(2) $4,550(2) Nil
James E. McInnes Former Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $2,450(2) $10,000(2)(3)
Korm Trieu Chief Financial Officer	2015 2014 2013	$185,000 $185,000 $185,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	145,000 50,000 75,000	Nil Nil Nil	Nil Nil Nil
Dione Bitzer Controller (9)	2015 2014 2013	Nil $87,500 $100,000	Nil Nil $7,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas McDonald Vice President, Corporate Development	2015 2014 2013	$175,000 $48,125(7) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	130,000 150,000 N/A	Nil Nil N/A	Nil Nil N/A
(1)	For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder. Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual agreement.
(2)	Director's fees.
(3)	Audit Committee Chairman's fees.
(4)	Compensation Committee Chairman's fees.
(5)	For consulting services provided by Smee & Associates Consulting Ltd., a company owned by Barry Smee and his wife.
(6)	For administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.
(7)	Commenced employment on September 22, 2014.
(8)	Barry Smee resigned as a Director of the Company effective January 31, 2015.
(9)	Dione Bitzer was not nominated as an officer in Fiscal 2015 but remained as an employee for the year.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1) Chairman

The Company entered into a new Executive Employment Contract (the "DP Agreement") dated January 1, 2016 between the Company and Duane Poliquin (the "Executive" under the "DP Agreement) which replaces an expired Executive Compensation Contract dated January 29, 2013 (the "HMR Agreement") between the Company and Hawk Mountain Resources Ltd. ("Management Company"), a private company of which Duane Poliquin (the "Executive" under the HMR Agreement) is a shareholder, which was terminated by mutual agreement on December 31, 2015.  The DP Agreement will terminate or may be terminated for any one of the following reasons:

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

Termination by the Executive Voluntarily or by the Company for Cause

If the Executive shall voluntarily terminate employment under the DP Agreement or if the employment of the Executive thereunder is terminated by the Company for Cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive's employment under the DP Agreement shall mean:

(a)	the repeated and demonstrated failure by the Executive to perform the Executive's material duties under the DP Agreement, after demand for substantial performance is delivered by the Company to the Executive that specifically identifies the manner in which the Company believes the Executive has not substantially performed by the Executive under the DP Agreement; or
(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Executive of the provisions of the DP Agreement; or
(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive's employment under the DP Agreement for any reason except for Cause or Disability then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive's then current Base Salary, less all statutory withholdings and deductions.  All the benefits theretofore provided to the Executive shall be continued as if the Executive was still an employee of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Company shall pay the Executive or the Executive's estate, an amount of compensation equal to six (6) months of the Executive's then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an employee of the Company.  If such termination is due to the Executive's Death, payment shall be made in one lump sum to the Executive's Designate within 60 days of the Executive's death.  If no Executive's Designate survives the Executive, the entire amount shall be paid to the Executive's estate.  If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive's Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

Termination Following Change in Control

For purposes of the DP Agreement, a Change in Control shall be deemed to have occurred if:

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

Notwithstanding any other provisions in the DP Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive's employment (unless such termination is because of the Executive's Death or Disability, by the Company for Cause or by the Executive other than for "Good Reason", as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum payment equal to three (3) times the Executive's then current Base Salary.  In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

For purposes of the DP Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

(i)	the assignment to the Executive of any duties inconsistent with the status or authority of the Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company of the Executive's Base Salary as in effect on the date of the DP Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Executive's Base Salary as provided for in the DP Agreement or at a rate commensurate with that of other key executives of the Company;

(iii)	the relocation of the office of the Company where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

(iv)	the failure by the Company to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of services with the Company; or

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the DP Agreement or, if the business of the Company for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, remuneration and benefits for the Executive as provided immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive's employment for Good Reason.

In the event the Executive is entitled to a severance payment under the DP Agreement, then in addition to such severance payment, the Executive shall be entitled to employment search assistance to secure other comparable employment for the Executive for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Company.

The Executive's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Executive's employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

(2) President & CEO

The Executive Employment Contract dated January 29, 2013 (the "MP Agreement") between the Company and Morgan Poliquin (the "Executive" under the "MP Agreement") will terminate or may be terminated for any one of the following reasons:

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

Cause to terminate the Executive's employment shall mean:

(a)	the repeated and demonstrated failure by the Executive to perform the Executive's material duties under the MP Agreement, after demand for substantial performance is delivered by the Company to the Executive that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive's duties under the MP Agreement; or
(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Executive of the provisions of the MP Agreement; or
(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive's employment under the MP Agreement for any reason except for Cause then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive's then current Base Salary, less all statutory withholdings and deductions.  All the benefits theretofore provided to the Executive shall be continued as if the Executive was still an employee of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Company shall pay the Executive or the Executive's estate, an amount of compensation equal to six (6) months of the Executive's then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an employee of the Company.  If such termination is due to the Executive's Death, payment shall be made in one lump sum to the Executive's Designate within sixty (60) days of the Executive's death.  If no Executive's Designate survives the Executive, the entire amount shall be paid to the Executive's estate.  If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive's Disability.  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

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

For purposes of the MP Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

(i)	the assignment to the Executive of any duties inconsistent with the status or authority of the Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the Executive's Base Salary as in effect on the date of the MP Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Executive's Base Salary as provided for in the MP Agreement or at a rate commensurate with that of other key executives of the Company;

(iii)	the relocation of the office of the Company where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

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

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the MP Agreement or, if the business of the Company for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

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

The Executive's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Executive's employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

(3)   CFO

The Employment Agreement dated May 24, 2011 (the "KT Agreement") between the Company and Korm Trieu (the "Employee" under the "KT Agreement") may be terminated for any one of the following reasons:

(a)	voluntary, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)	by the Company for cause; or
(c)    without cause, upon payment of twelve (12) months salary to the Employee; or
(d)    upon the physical and/or mental impairment of the Employee.

Termination by the Company Without Cause

If the Company elects to terminate the Employee's employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments at the Company's discretion, a severance payment equal to twelve (12) months of salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee's employment for physical and/or mental impairment, the Company's financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee's employment for no reason.

Termination Following Change in Control

For purposes of the KT Agreement, a change in control shall be deemed to have occurred if the business or businesses of the Company for which the Employee's services are principally performed are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company's assets.  In the event of a change in control and if the Employee's employment is terminated, the Employee shall receive compensation equal to one year of the Employee's annual salary to be paid in a lump sum or in installments at the Company's discretion.

(4)   Vice President, Corporate Development

The Employment Agreement dated September 22, 2014 (the "DM Agreement") between the Company and Douglas McDonald (the "Employee" under the "DM Agreement") may be terminated for any one of the following reasons:

(a)	voluntary, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)      by the Company for cause; or
(c)      without cause, upon payment of twelve (12) months salary to the Employee; or
(d)      upon the physical and/or mental impairment of the Employee.

Termination by the Company Without Cause

If the Company elects to terminate the Employee's employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments at the Company's discretion, a severance payment equal to twelve (12) months of salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee's employment for physical and/or mental impairment, the Company's financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee's employment for no reason.

Termination Following Change in Control

For purposes of the DM` Agreement, a change in control shall be deemed to have occurred if the business or businesses of the Company for which the Employee's services are principally performed are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company's assets.  In the event of a change in control and if the Employee's employment is terminated, the Employee shall receive compensation equal to one year of the Employee's annual salary to be paid in a lump sum or in installments at the Company's discretion.

Stock options
Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange, and in accordance with the requirements of the applicable Canadian securities commissions' requirements and regulations.

The Company has a formal written stock option plan ("Plan") which permits the issuance of up to 10% of the Company's issued share capital from time to time during the term of the Plan and provides that stock options may be granted from time to time provided that incentive stock options in favor of any consultant or person providing investor relations services cannot exceed 2% in any 12 month period.  No incentive stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee and by the optionee's personal representatives in the event of death for a period ending on the earlier of the expiry date of the option and twelve months after the date of death.

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2015, Fiscal 2014 and Fiscal 2013 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 29, 2016 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding
Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,
Chairman of the Board & Director

Morgan Poliquin
President, Director &
Chief Executive Officer

Jack McCleary
Director

Gerald G. Carlson
Director

Joseph Montgomery
Director

Mark T. Brown
Director

William J. Worrall
Director

Korm Trieu
Chief Financial Officer

Douglas McDonald
Vice President, Corporate Development

Total Directors/Officers (9 persons)
Total Employees/Consultants (13 persons)
Total Directors/Officers/Employees/Consultants

500,000
50,000
100,000
220,000
165,000
100,000

650,000
350,000
315,000
500,000
300,000
250,000
150,000

50,000
50,000
25,000
115,000
92,000

50,000
50,000
50,000
25,000
115,000
72,000
50,000

225,000
25,000
115,000
30,000

25,000
75,000
25,000
115,000
100,000
42,000
25,000

115,000
250,000
30,000

150,000
75,000
115,000
75,000
          30,000
50,000

150,000
100,000
30,000
6,366,000
        1,395,000
7,761,000

$2.89
2.57
1.91
0.98
0.74
0.72

2.89
0.98
0.74
2.31
0.72
1.04
1.32

2.89
2.57
1.91
0.74
0.72

2.89
2.57
0.98
1.91
0.74
0.72
1.04

2.89
1.91
0.74
0.72

2.89
0.98
1.91
0.74
2.22
0.72
1.04

0.74
1.46
0.72

2.89
1.98
0.74
1.74
0.72
1.04

1.23
0.74
0.72

06/08/2016
08/15/2016
05/04/2017
01/06/2017
08/26/2017
12/11/2018

06/08/2016
01/06/2017
08/26/2017
09/11/2017
12/11/2018
01/02/2019
07/02/2019

06/08/2016
08/15/2016
05/04/2017
08/26/2017
12/11/2018

06/08/2016
08/15/2016
01/06/2017
05/04/2017
08/26/2017
12/11/2018
01/02/2019

06/08/2016
05/04/2017
08/26/2017
12/11/2018

06/08/2016
01/06/2017
05/04/2017
08/26/2017
11/22/2017
12/11/2018
01/02/2019

08/26/2017
06/18/2018
12/11/2018

06/08/2016
06/08/2017
08/26/2017
04/04/2018
12/11/2018
01/02/2019

10/10/2016
08/26/2017
12/11/2018

No funds were set aside or accrued by the Company during Fiscal 2015 to provide pension, retirement or similar benefits for directors or executive officers.

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

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance.  To that end the Company's directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants.  The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and Privacy Policy (the "Codes").  The Codes may be viewed on the Company's website at www.almadenminerals.com.  The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.  Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company's website within 5 business days of such amendment or waiver.

Executive Officer Position Descriptions

Chairman of the Board ('Chairman')

Responsibilities:

-	Leads the Board of Directors of the Company and also takes a hands-on role in the Company's day-to-day management.
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company's direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company's activities are of benefit to all.

Chief Executive Officer ('CEO')

Reports to:

The Board of Directors of the Company (the "Board")

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

Chief Financial Officer ('CFO')

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

In the Fiscal year ended December 31, 2015 there were six (6) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company's affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.

Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	6
Morgan Poliquin	6
Jack McCleary	5
Joseph Montgomery	5
Gerald G. Carlson	4
Mark T. Brown	4
William J. Worrall	6

The Chairman is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2015, six (6) meetings of the independent Board members were convened.

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

Mandates of each of the committees and the Codes undergo review periodically (in some cases mandated as annually) to bring them into line with changing Canadian and U.S. securities and corporate governance requirements and to reflect amendments that may be considered appropriate to make them more effective.  Any revisions to the mandates and Codes will be available on the Company's website at www.almadenminerals.com.

Audit Committee
The members of the Audit Committee are Messrs. Joseph Montgomery, Gerald Carlson and Mark T. Brown.  The Audit Committee has met four (4) times during Fiscal 2015.  The full text of the initial Audit Committee Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are Jack McCleary, Joseph Montgomery and Gerald Carlson.  The Nominating and Corporate Governance Committee has met five (5) times during Fiscal 2013.  The full text of the initial Corporate Governance Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are Jack McCleary, Joseph Montgomery, Mark T. Brown and Gerald Carlson.  The Compensation Committee has met two (2) times during Fiscal 2015 with Jack McCleary, Gerald Carlson and Joseph Montgomery attending all two (2) meetings and with Mark T. Brown attending one (1) of the two (2) meetings.  The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

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

Ethical Business Conduct
The Company has adopted a Code of Business Conduct and Ethics for Directors ("Code"), a Code of Business Ethics ("COBE"), a Securities Trading Policy and a Privacy Policy.  Employees and consultants are required as a term of employment or engagement to undertake to abide by the COBE.  Directors are bound to observe the Code adopted by the Board.

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

Employees
As of December 31, 2015, the Company operated with nine people in Canada, of which six are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the U.S. or Mexico.  None of the Company's employees are covered by a collective bargaining agreement.

Share Ownership
Table No. 10 lists, as of March 29, 2016, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common Common Common Common Common Common Common Common Common Common	Duane Poliquin Morgan Poliquin Jack McCleary Gerald G. Carlson Joseph Montgomery Mark T. Brown William J. Worrall Korm Trieu Doug McDonald Total Directors/Officers	3,644,236(1)10) 4,123,647(2)(10) 622,550(3) 492,000(4) 495,000(5) 487,000(6) 407,500(7) 502,500(8) 314,500(9) 11,088,933	4.58% 5.12% 0.79% 0.63% 0.63% 0.62% 0.52% 0.64% 0.40% 13.94%
(1)	Of these shares 1,135,000 represent currently exercisable stock options, 290,000 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.
(2)	Of these shares 2,515,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 332,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 412,000 represent currently exercisable stock options and 16,000 represent currently exercisable warrants.
(5)	Of these shares 395,000 represent currently exercisable stock options.
(6)	Of these shares 407,000 represent currently exercisable stock options. 20,000 of these shares are held indirectly by Pacific Opportunity Capital Ltd. ("POC"), a company controlled by Mr. Brown and his family which also holds 20,000 currently exercisable warrants represented in these shares.
(7)	Of these shares 395,000 represent currently exercisable stock options.
(8)	Of these shares 495,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu's wife.
(9)	Of these shares, 280,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(10)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 5,682,009 of the Company's common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria.

*Based on 78,062,984 shares outstanding as of March 29, 2016 and stock options and warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company.  Table No. 11 lists, as of March 29, 2016, the only persons or companies beneficially owning more than 5% of the Company's voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,644,236(1)(3)	4.58%
Common	Morgan Poliquin	4,123,647(2)(3)	5.12%
(1)	Of these shares 1,135,000 represent currently exercisable stock options, 290,000 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.
(2)	Of these shares 2,515,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 5,682,009 of the Company's common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 2,800,000 of the Company's common shares.

*Based on 78,062,984 shares outstanding as of March 29, 2016 and stock options and warrants held by each beneficial owner.

Related party transactions
Certain geological, technical, professional and general and administrative services were provided to the Company by the Chairman and/or a company controlled by Duane Poliquin operated through Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

The costs of such services for Fiscal 2015 ended December 31, 2015 were $220,952, Fiscal 2014 ended December 31, 2014 were $240,000, and Fiscal 2013 ended December 31, 2013 were $245,500.

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
Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (effective September 22, 2014). The aggregate compensation paid or payable to key management for services is as follows:

	February 29, 2016	December 31, 2015		December 31, 2014		December 31, 2013
Salaries, fees and benefits	$144,167	$845,952	(i)	$738,125	(i)	$690,700	(i)
Share-based payments	-	725,165		469,500		340,250
Directors' fees	48,000	48,000		48,000		48,000
	$192,167	$1,619,117		$1,255,625		$1,078,950

(i)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $220,952 (2014 - $240,000; 2013 – $240,000) for geological services provided to the Company and is recorded in general exploration expenses.

(b)	Almadex Minerals Limited ("Almadex")
During the year ended December 31, 2015, the Company received $181,405 (2014 - $Nil; 2013 - $Nil) from Almadex for administration services fees.
At December 31, 2015, the Company accrued $78,511 (2014 - $Nil; 2013 - $Nil) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

(i)  ATW Resources Ltd. ("ATW")

Almaden owned a 50% interest in this company which holds title in trust for the ATW project.

(ii)  Other

(a)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company $Nil (2014 - $Nil; 2013 - $1,500) for consulting services provided to the Company.

(b)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company, $1,200 (2014 - $Nil; 2013 - $700) for administrative services provided to the Company.

(c)	During the year ended December 31, 2015, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2014 - $Nil; 2013 - $6,300).

(d)	During the year ended December 31, 2015, the Company employed the Chairman's daughter for a salary of $43,225 less statutory deductions (2014 - $34,050; 2013 - $34,000) for marketing and administrative services provided to the Company.

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

Item 9.     Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM" and on the NYSE MKT (formerly the American Stock Exchange) in New York, New York, U.S.A. having the symbol "AAU" and CUSIP #020283107.

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

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Year Ended	High	Low
12/31/2015 12/31/2014 12/31/2013 12/31/2012 12/31/2011	$1.27 1.94 3.25 3.33 5.35	$0.48 0.86 1.03 1.55 2.00

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2015 12/31/2014 12/31/2013 12/31/2012 12/31/2011	$1.57 2.11 3.19 3.31 5.17	$0.65 1.02 1.08 1.56 2.08

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Quarter Ended	High	Low
12/31/2015 09/30/2015 06/30/2015 03/31/2015 12/31/2014 09/30/2014 06/30/2014 03/31/2014 12/31/2013 09/30/2013 06/30/2013 03/31/2013	$0.73 0.85 0.95 1.27 1.35 1.64 1.52 1.94 1.44 2.08 2.01 3.25	$0.50 0.51 0.75 0.82 0.86 1.27 1.27 1.17 1.03 1.32 1.18 1.85

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2015	$1.10	$0.67
09/30/2015	1.06	0.65
06/30/2015	1.16	0.92
03/31/2015	1.57	1.09
12/31/2014	1.48	1.02
09/30/2014	1.80	1.38
06/30/2014	1.64	1.37
03/31/2014	2.11	1.25
12/31/2013	1.49	1.08
09/30/2013	2.14	1.37
06/30/2013	2.05	1.22
03/31/2013	3.19	1.91

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Month Ended	High	Low
02/29/2016 01/31/2016 12/31/2015 11/30/2015 10/31/2015 09/30/2015	$0.82 0.68 0.73 0.58 0.62 0.60	$0.58 0.50 0.51 0.50 0.52 0.48

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
02/29/2016 01/31/2016 12/31/2015 11/30/2015 10/31/2015 09/30/2015	$0.95 1.12 1.10 0.76 0.80 0.80	$0.73 0.78 0.67 0.67 0.68 0.65

The closing price of the Company's common stock was $0.76 (US$) on the NYSE MKT and $1.02 (C$) on TSX on February 29, 2016.

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

On February 29, 2016, the shareholders' list for the Company's common shares showed 238 registered shareholders and 78,062,984 shares outstanding.  192 of these registered shareholders are U.S. residents, owning 18,039,729 shares representing 23% of the issued and outstanding shares of common stock.  37 of these registered shareholders are Canadian residents, owning 59,264,876 shares representing 76% of the issued and outstanding shares of common stock.  9 of these registered shareholders are of other countries, owning 758,379 shares representing 1% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 29, 2016:

Table No. 18
Shares Issued to March 29, 2016

Number
Balance, December 31, 2015	78,062,984
Balance, March 29, 2016	78,062,984

Item 10.      Additional Information

Flow-Through Shares
The Company's common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company's common shares.  There were no flow-through shares issued in Fiscal 2015 and Fiscal 2014.  In Fiscal 2011, the Company issued 100,000 flow-through shares.  Flow-through shares differ from other common shares in one aspect only, namely the tax benefits connected with the expenditures associated with the funds raised through the sale of  flow through shares flow through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on qualifying natural resources exploration in Canada.  These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

The revised Articles are an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006, and replaced the Memorandum and Articles as filed with the Commission on May 17, 2002.

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

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre‑emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

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

A copy of the Company's new articles is an exhibit to the 2005 Form 20-F Annual Report filed with the Commission on March 30, 2006.

Shareholder Rights Plan
On April 13, 2011, the Company's Board of Directors adopted a Shareholder Rights Plan Agreement (the "Rights Plan") between the Company and Computershare Investor Services Inc. ("Computershare") as Rights Agent.  The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011 and reconfirmed by the shareholders of the Company at the 2014 Annual General Meeting.  The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

The full text of the Rights Plan was filed under cover of Form 6-K with the Commission on April 15, 2011 and is also available on SEDAR and the Company's website.

Advance Notice Policy
On January 28, 2013 the Company's Board of Directors approved and adopted an Advance Notice Policy (the "Policy") which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"): or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

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

The full text of the Advance Notice Policy is an exhibit to the 2012 20-F Annual Report filed with the Commission on March 28, 2013.

Multiple Voting Policy for Uncontested Elections of Directors
The Board believes that each of its members should carry the confidence and support of the Company's shareholders and, accordingly, has adopted a Majority Voting Policy for the election of directors for non-contested meetings.  The Majority Voting Policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares "withheld" for any nominee exceeds the number of shares voted "for" the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer's report on the ballot, tender his or her written resignation to the Chairman of the Board.  A "non-contested election" means an election where the number of nominees for director is not greater than the number of directors to be elected.  Under the Majority Voting Policy, the Nomination and Corporate Governance Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation.  The Board will take formal action on the Nomination and Corporate Governance Committee's recommendation no later than 90 days following the date of the applicable shareholders' meeting and will announce its decision via press release.  If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision.  No director who is required to tender his or her resignation shall participate in the Nomination and Corporate Governance Committee's deliberations or recommendations or in the Board's deliberations or determination.  If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the Company's next annual general meeting, or may appoint a new director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.  At the 2013 Annual General Meeting, the shareholders approved the Majority Voting Policy.

Material Contracts
The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1.  Advance Notice Policy dated January 28, 2013 whereby the Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company.  The full text of the Policy is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013.

2.  Executive Compensation Contract dated effective as of January 29, 2013 between the Company and Hawk Mountain Resources Ltd. ("Hawk") whereby Hawk agrees to provide the services of Duane Poliquin as Executive Chairman for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $240,000 per annum.  The agreement was terminated by mutual agreement on December 31, 2015.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013.

3.  Executive Compensation Contract dated effective as of January 29, 2013 between the Company and Morgan Poliquin ("Poliquin") whereby Poliquin agrees to provide the services of President and Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $265,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013.

4.  Assignment of Rights Agreement dated March 11, 2013 between the Company's wholly-owned subsidiary, Compania Minera Zapata, S.A. de C.V., and Don David Gold Mexico, S.A. de C.V.  ("Don David") whereby Don David purchased the Company's 100% interest in the San Pedro and Fuego prospects by paying US$100,000 plus Added Value Tax plus US$16,555 being Don David's pro-rata share of the mineral taxes paid on January 31, 2013 together with a 2% NSR.  The full text of the Assignment of Rights Agreement is filed as an exhibit to the 2013 20-F Annual Report with the Commission on March 25, 2014.

5.  Sale and Purchase Agreement dated June 20, 2013 between the Company and its wholly-owned subsidiaries, Minera Gavilan, S.A. de C.V. and Almaden America Inc., and Tarsis Resources Ltd. ("Tarsis") whereby Tarsis purchased the Company's 100% interests in the Yago, Mezquites, Cofradia, Llano Grande, BP and Black Jack Springs prospects issuing 4,000,000 shares of Tarsis to the Company together with a 2% NSR.  The full text of the Sale and Purchase Agreement was furnished to the Commission under cover of Form 6-K on June 20, 2013.

6.  Amendment Agreement dated November 26, 2013 between the Company's wholly-owned subsidiary, Minera Gavilan, S.A. de C.V., Candymin, S.A. de C.V. ("Candymin") and Mr. Charlie Edward Warren ("Warren") whereby the Company and Candymin obtained a reduction in a royalty with respect to the Caballo Blanco prospect for total payment to Warren of US$750,000 (the Company US$350,000/Candymin US$400,000) and the Company issuing Warren 20,000 shares of the Company. The full text of the Amendment of Rights Agreement is filed as an exhibit to the 2013 20-F Annual Report with the Commission on March 25, 2014.

7.   Arrangement Agreement dated May 11, 2015 to spinout, pursuant to a statutory Plan of Arrangement, Almaden's early stage exploration projects, royalty interests and other non-core assets into a new public Company called Almadex.  On July 31, 2015, all conditions to the statutory Plan of Arrangement regarding the spinout were satisfied or waived and the spinout was effective.  Almaden's shareholders approved the Plan of Arrangement and exchanged their existing common shares of Almaden for one "new" Almaden common share and 0.6 common share of Almadex.  The full text of the Arrangement Agreement is filed as an exhibit to this 2015 20-F Annual Report.

8.   Administrative Services Agreement between the Company and Almadex Minerals Limited ("Almadex") dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the "Agreement").  Under the Agreement, the Company provides management services to Almadex as the sole and exclusive manager, including the authority to manage the assets, operations, business, and administrative affairs of Almadex.  Almadex compensates the Company 30% of the Company's actual monthly cost of rent for any shared facilities, and 30% of any shared personnel's fees and/or wages.  Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.  The Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement and include a Change of Control clause.  If either party is subject to Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties.  The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company's engagement.  "Change of Control" means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.  The full text of the Agreement is filed as an exhibit to this 2015 20-F Annual Report.

9.   Termination Agreement dated effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. for the services of Duane Poliquin as Executive Chairman.  The full text of the Termination Agreement is filed as an exhibit to this 2015 20-F Annual Report.

10.   Executive Employment Contract dated effective as of January 1, 2016 between the Company and Duane Poliquin to serve as Executive Chairman for a term of 2 years, renewable for two additional successive terms of 24 months, for remuneration of $240,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to this 2015 20-F Annual Report.

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

Taxation
The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company's opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, company or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.  This summary is applicable only to holders who are resident in the U.S., have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a U.S. holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Canadian Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Convention") as at the date of the Registration Statement and the current administrative practices of Canada Revenue Agency.  This summary does not take into account Provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Certain Canadian Federal Income Tax Consequences
The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Canadian Tax Act.  This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

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
The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend.  The Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.  The Convention generally eliminates Canadian tax on interest paid or deemed to be paid by the Company to U.S. residents.  The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only.  It is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective holder and not an opinion or representation with respect to the U.S. Federal income tax consequences to any U.S. Holder or prospective holder is made.  The following summary was not written and is not intended to be used, and cannot be used, by any person for the avoidance of any penalties with respect to taxes that may be imposed on such person.  U.S. Holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
As used herein, a U.S. Holder includes a holder of common shares of the Company who is a citizen or resident of the U.S. (and not a tax resident of any other country), a company (or an entity which has elected to be treated as a company under Treasury Regulation Sections 301.7701-3) created or organized in or under the laws of the U.S. or of any political subdivision thereof, any estate other than a foreign estate (as defined in Section 7701(a)(31)(A) of the Code or, a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30)(E) of the Code). This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder of the Company or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares of the Company.

Distribution on Common Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Unless the distribution constitutes "qualified dividend income" as defined in Section 1(h)(11), dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  If the distribution qualifies as "qualified dividend income", the distribution will be taxable as net capital gain where the U.S. holder is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a company.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain U.S. companies.  A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from the Company (unless the Company qualifies as a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to a U.S. Holder's ability to claim the foreign tax credit.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company
For U.S. tax purposes, a U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder.  Capital gain will then be classified as a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not companies, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are taxable companies (other than companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Net Investment Tax
U.S. Holders may also be subject to the Net Investment Income Tax, which is imposed on certain U.S. taxpayers' income from investments, such as dividends, interest and capital gains.  Individual taxpayers are liable for a 3.8 percent Net Investment Income Tax on the lesser of their net investment income, or the amount by which their modified adjusted gross income exceeds certain statutory thresholds based on their filing status.  U.S. Holders or prospective U.S. Holders should consult their tax advisors to determine if the Net Investment Income Tax will apply in their individual circumstances.

Other Considerations
In the following circumstances, the above sections of the discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Passive Foreign Investment Company
As a foreign company with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code.  Section 1297 of the Code defines a PFIC as a company that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes among other types of income, interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign company or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign companies who are subject to U.S. Federal income taxation under one of three alternative methods at the election of each such U.S. shareholder.  U.S. shareholder's income or gain, with respect to a disposition or deemed disposition of PFIC shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. shareholder has timely made a "qualified electing fund" election or a "mark-to-market" election for those shares.

Under one method, a U.S. shareholder who elects in a timely manner to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the company qualifies as a PFIC his pro-rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the company's annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the company qualified as a PFIC in a prior year during the U.S. shareholder's holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

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

Under an alternative method, U.S. Holders who hold (actually or constructively) marketable stock of a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (a) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (b) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company's common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisors regarding the manner of making such an election.

Controlled Foreign Company
If more than 50% of the total combined voting power of all classes of stock entitled to vote or more than 50% of the total value of the stock of the Company is owned, directly, indirectly or constructively, by U.S. Holders, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign company" or "CFC" under Subpart F of the Code.  This classification would effect many complex results, one of which requires such 10% U.S. Holders (a U.S. Holder for CFC purposes) to include in their income their pro rata shares of the Subpart F income of the CFC and the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a U.S. Shareholder at any time during the five-year period ending with the sale or exchange will be treated as dividend income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the U.S. Shareholder and while the Company was a CFC attributable to the shares sold or exchanged. If a foreign company is both a PFIC and a CFC, the foreign company generally will not be treated as a PFIC with respect to certain 10% U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign company's ending with or within such taxable years of U.S. Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

Information Reporting and Backup Withholding
In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales from the sale of shares of the Company that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States.  Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.  Other filing requirements may also apply.  U.S. Holders should consult with their own tax advisors concerning their particular reporting requirements.

U.S. Holder's should consult with their tax advisors to determine if holding common shares in the Company will create any other disclosure or reporting requirements for U.S. tax purposes.

Documents on Display
Any of the documents referred to above can be viewed at the registered office of the Company located at 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

This Annual Report and the Company's recent 6-K filings can be viewed on the U.S. Securities and Exchange Commission's EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

The Company's primary mineral exploration properties are located in Mexico.  As a Canadian company, Almaden's cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso.  Therefore, the Company is exposed to some exchange rate risk.  The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk.  A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company's net loss by $94,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company's net loss by $8,200.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or "Exchange Act") as of December 31, 2015.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

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

The Company's management's assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015.  In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management concluded that, as of December 31, 2015, the Company's internal control over financial reporting was effective.

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2015 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company's Board of Directors has determined that Mr. Mark T. Brown is the Company's audit committee financial expert.  Mr. Brown has extensive business and financial experience.  He has served as a director of a number of other publicly traded companies over the past 15 years, and currently serves as a director of seven other publicly traded mineral exploration companies.  Mr. Brown is independent as defined by Section 803(B) of the NYSE MKT Listing Standards.

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

The Company has adopted a Code of Business Conduct and Ethics for Directors ("Code"), a Code of Business Ethics ("COBE"), a Securities Trading Policy and a Privacy Policy.  Employees and consultants are required as a term of employment or engagement to undertake to abide by the COBE.  Directors are bound to observe the Code adopted by the Board.

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

Item 16C.     Principal Accountant Fees and Services

Audit Committee's pre-approval policies and procedures
The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Deloitte LLP. Any services provided by Deloitte LLP that are not specifically included within the scope of the audit must be preapproved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services before the completion of the engagement. In Fiscal 2015 and 2014, tax services paid to Deloitte LLP were pre-approved by the Audit Committee.

Table No. 19 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19
Principal Accountant Fees

	December 31, 2015	December 31, 2014
Audit fees	$134,232	$53,500
Audit-related fees	20,686	43,715
Tax fees	28,623	68,438
Other fees	-	-

Fiscal 2015 and Fiscal 2014 audit fees relate to the annual audit of the Company's consolidated financial statements, effectiveness of the Company's internal control over financial reporting and review of the Form 20-F.  Audit-related fees relate to accounting advisory services.  Tax fees relate to the completion of income tax returns and tax consulting services.  Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.     Change in Registrant's Certifying Accountant
On January 4, 2016, the Company accepted the resignation of Deloitte LLP, Chartered Professional Accountants, and appointed Davidson & Company LLP, Chartered Professional Accountants, as the Company's successor auditor.  Deloitte LLP resigned on its own initiative.  The resignation of the former auditor was accepted by the Company's Audit Committee and the Board of Directors.  The appointment of the successor auditor was made and approved by the Company's Audit Committee and the Board of Directors.  Deloitte LLP identified an independence matter related to their audit for the year ended December 31, 2013.  Deloitte LLP discussed the matter with the Chair of the Audit Committee, and have stated they do not believe the independence matter affects the impartiality, objectivity and integrity of the previously issued audit report or underlying financial statements, or any financial statements issued or to be issued subsequent to the date of the most recent financial statements covered by an audit report.  The audit committee agrees with Deloitte's determination.

During the two most recent fiscal years, there were no disagreements between the Company and the former auditors.  The accountant's report on the financial statements for each of the two most recent fiscal years contained no adverse opinions or disclaimer of opinions.  The Company did not consult with Davidson & Company LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Deloitte LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company.  A copy of this letter has been filed as an exhibit to the Company's Form 20-F Annual Report.

Item 16G.    Corporate Governance
The Company's class of common shares is listed on the NYSE MKT and the Toronto Stock Exchange.  Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors be "independent" as defined by the NYSE MKT Company Guide Rules.  Currently, as permitted under applicable Canadian regulations, the Company's Board consists of 7 directors, of which 5 are considered to be "independent."  In the opinion of management the Company's corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

Item 16H.    Mine Safety Disclosure
Not applicable.
PART III

Item 17.     Financial Statements

The Company has provided financial statements pursuant to Item 18 of this Form 20-F.

Item 18.    Financial Statements

The Company's consolidated financial statements and notes thereto are stated in Canadian Dollars (CDN$) and are prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements
Independent registered Public Accounting Firm report on the consolidated financial statements, dated March 29, 2016
Consolidated statements of financial position at December 31, 2015 and 2014
Consolidated statements of comprehensive loss for the years ended December 31, 2015, 2014 and 2013
Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013
Consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013
Summary of significant accounting policies and other explanatory information

B.  Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
- Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002.
1.1	Articles
- Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.

2.	Instruments defining the rights of holders of equity or debt securities being registered
- Refer to Exhibit No. 1.

3.
Voting trust agreements.  The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.
- Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.	Executive Compensation Contract dated January 29, 2013 with Hawk Mountain Resources Ltd.
- Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2012 and filed with the Commission on March 28, 2013.
4.1	Executive Compensation Contract dated January 29, 2013 with Morgan Poliquin
- Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2012 and filed with the Commission on March 28, 2013.
4.2
Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.
- Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd. - Incorporated by reference to the Form 6-K and filed with the Commission on June 20, 2013.
4.4
Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren
- Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company's statutory Plan of Arrangement with Almadex.
4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015.
4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015.
4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd.
4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016.
4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
Nominating and Corporate Governance Committee-Duties and Responsibility
Compensation Committee-Responsibilities and Duties
Code of Business Ethics
Code of Business Conduct and Ethics for Directors
Communications Policy
Securities Trading Policy
Whistleblower Policy
Privacy Policy
- Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.
Shareholder Rights Plan dated April 13, 2011 - Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.
Advance Notice Policy dated January 28, 2013 - Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2012 filed with the Commission on March 28, 2013.

Multiple Voting Policy – adopted by the Board of Directors on May 7, 2013
- Incorporated by reference to the Company's Form 20-F Annual Report for the year ended December 31,
  2014 as filed with the Commission on March 30, 2015.

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

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2015 and 2014

Almaden Minerals Ltd.
December 31, 2015 and 2014

Table of contents

Independent Auditors' Report	1-3

Consolidated statements of financial position	4

Consolidated statements of comprehensive loss	5

Consolidated statements of cash flows	6

Consolidated statements of changes in equity	7

Notes to the consolidated financial statements	8-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd., which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. as at December 31, 2015 and its financial performance and its cash flows for the year ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The consolidated financial statements of Almaden Minerals Ltd. as at December 31, 2014 and 2013, and the financial performance and cash flows for the years ended December 31, 2014 and 2013 were audited by another auditor who expressed an unmodified opinion on those statements on March 30, 2015.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 29, 2016

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Almaden Minerals Ltd.
We have audited the accompanying consolidated statement of financial position of Almaden Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2014, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ Deloitte LLP
Chartered Professional Accountants
March 30, 2015
Vancouver, Canada

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)
	December 31,	December 31,
	2015	2014

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 17)	6,222,778	8,172,598
Accounts receivable and prepaid expenses (Note 5)	383,464	413,880
Marketable securities (Note 6)	-	853,123
Inventory (Note 7)	-	274,768
	6,606,242	9,714,369

Non-current assets
Investment in associate (Note 8)	-	2,675,000
Reclamation deposit (Note 4(m))	-	34,548
Contingent shares receivable (Note 9)	-	69,600
Deposit on mill equipment (Note 10)	965,358	-
Property, plant and equipment (Note 11)	105,738	880,371
Exploration and evaluation assets (Note 12)	30,538,010	28,644,758
	31,609,106	32,304,277
TOTAL ASSETS	38,215,348	42,018,646

LIABILITIES
Current liabilities
Trade and other payables	797,769	542,578

Non-current liabilities
Deferred income tax liability (Note 18)	1,434,882	1,839,482
Total Liabilities	2,232,651	2,382,060

EQUITY
Share capital (Note 13)	83,757,687	87,083,931
Reserves (Note 13)	11,822,637	11,005,757
Deficit	(59,597,627)	(58,453,102)
Total Equity	35,982,697	39,636,586
TOTAL EQUITY AND LIABILITIES	38,215,348	42,018,646
Commitments (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 29, 2016
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)
	Years Ended December 31,
	2015	2014	2013

	$	$	$
Revenue
Interest income	73,279	175,955	165,474
Other income (Note 14)	230,124	78,036	54,958
	303,403	253,991	220,432
Expenses (income)
Impairment of exploration and evaluation assets (Note 12)	97,044	2,570,664	371,038
General and administrative expenses (Note 23)	2,876,209	2,489,108	2,154,278
(Income) loss on exploration and evaluation assets (Note 15)	(32,920)	(55,111)	716,006
General exploration expenses	432,764	592,105	707,542
Share-based payments	950,740	565,800	381,950
	4,323,837	6,162,566	4,330,814
Operating loss	(4,020,434)	(5,908,575)	(4,110,382)

Other (loss) income
Loss from investment in associate (Note 8)	(95,892)	(135,209)	(818,889)
Impairment of marketable securities (Note 6)	(162,000)	(405,903)	(1,274,743)
Impairment of investment in associate (Note 8)	(470,700)	(6,637,288)	-
Gain on transfer of spin-out assets (Note 2)	3,115,422	-	-
(Loss) gain on fair value of contingent shares receivable (Note 9)	(22,500)	24,900	(193,500)
(Loss) gain on sale of marketable securities	-	(42,220)	19,509
Loss on sale of property, plant and equipment	(22,692)	-	-
Foreign exchange gain (loss)	129,671	(38,890)	21,396
Loss before income taxes	(1,549,125)	(13,143,185)	(6,356,609)
Deferred income tax recovery (expense) (Note 18)	404,600	(1,839,482)	-
Net loss for the year	(1,144,525)	(14,982,667)	(6,356,609)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available for sale financial assets, net of tax of nil	(170,640)	239,515	(84,585)
Reclassification adjustment relating to available for sale financial assets included in net income (loss), net of tax of nil	(162,812)	42,413	(5,763)
Other comprehensive income (loss) for the year	(333,452)	281,928	(90,348)

Total comprehensive loss for the year	(1,477,977)	(14,700,739)	(6,446,957)

Basic and diluted net loss per share (Note 16)	(0.02)	(0.23)	(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
	Years ended December 31,
	2015	2014	2013

	$	$	$
Operating activities
Net loss for the year	(1,144,525)	(14,982,667)	(6,356,609)
Items not affecting cash
Deferred income tax (recovery) expense	(404,600)	1,839,482	-
Loss on investment in associate	95,892	135,209	818,889
Depreciation	131,486	245,639	303,390
Loss (gain) on sale of marketable securities	-	42,220	(19,509)
Unrealized foreign exchange on reclamation deposit	(1,370)	-	-
(Gain) loss on fair value of contingent shares receivable	22,500	(24,900)	193,500
Loss on sale of property, plant and equipment	22,692	-	-
Impairment of marketable securities	162,000	405,903	1,274,743
Loss on exploration and evaluation assets	-	-	716,006
Impairment of exploration and evaluation assets	97,044	2,570,664	371,038
Impairment of investment in associate	470,700	6,637,288	-
Share-based payments	950,740	565,800	381,950
Gain on transfer of spin-out assets	(3,115,422)	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(342,649)	31,242	651,833
Trade and other payables	39,546	(554,580)	36,329
Net cash used in operating activities	(3,015,966)	(3,088,700)	(1,628,440)
Investing activities
Exploration and evaluation assets deposit	-	138,929	-
Reclamation deposit	683	(1,284)	-
Net proceeds from sale of marketable securities	-	39,343	22,565
Deposit on mill equipment	(692,000)	-	-
Property, plant and equipment - purchases	(2,516)	(22,940)	(95,986)
Exploration and evaluation assets
Costs	(3,668,974)	(6,768,273)	(8,253,489)
Proceeds on disposal	-	-	127,420
Net cash used in investing activities	(4,362,807)	(6,614,225)	(8,199,490)
Financing activities
Cash paid to Almadex pursuant to the plan of arrangement	(3,000,000)	-	-
Issuance of shares, net of share issue costs	8,428,953	5,880,750	5,335,295
Net cash from financing activities	5,428,953	5,880,750	5,335,295

Net cash outflows	(1,949,820)	(3,822,175)	(4,492,635)
Cash and cash equivalents, beginning of year	8,172,598	11,994,773	16,487,408
Cash and cash equivalents, end of year	6,222,778	8,172,598	11,994,773
Supplemental cash flow information - Note 17

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Equity settled employee compensation	Warrants	Available-for-sale financial assets	Total reserves	Deficit	Total
		$		$		$	$	$
Balance, January 1, 2013	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	220,000	223,550	-	-	-	-	-	223,550
Fair value of share options transferred to share capital on exercise of options	-	136,650	(136,650)	-	-	(136,650)	-	-
Share-based payments	-	-	381,950	-	-	381,950	-	381,950
Private placements and other	4,386,000	5,015,365	-	-	-	-	-	5,015,365
Finders' warrants issued pursuant to private placement	-	-	-	107,880	-	107,880	-	107,880
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Total comprehensive loss for the year	-	-	-	-	(90,348)	(90,348)	(6,356,609)	(6,446,957)
Balance, December 31, 2013	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500	-	-	-	-	-	121,500
Fair value of share options transferred to share capital on exercise of options	-	67,500	(67,500)	-	-	(67,500)	-	-
Shares issued pursuant to private placement	4,000,000	5,743,889	-	-	-	-	-	5,743,889
Finders' warrants issued pursuant to private placement	-	-	-	15,361	-	15,361	-	15,361
Share-based payments	-	-	565,800	-	-	565,800	-	565,800
Total comprehensive loss for the year	-	-	-	-	281,928	281,928	(14,982,667)	(14,700,739)
Balance, December 31, 2014	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	950,740	-	-	950,740	-	950,740
Private placements and other	8,926,666	8,229,361	-	180,267	-	180,267	-	8,409,628
Transfer of net assets pursuant to spin-out (Note 2)	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	19,325	-	19,325	-	19,325
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the year	-	-	-	-	(333,452)	(333,452)	(1,144,525)	(1,477,977)
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

1. Nature of Operations

Almaden Minerals Ltd. (the "Company" or "Almaden") was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, US and Mexico. The address of the Company's registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

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

2. Plan of arrangement

On July 31, 2015, the spin-out of Almadex Minerals Limited ("Almadex") became effective as all conditions to the statutory plan of arrangement (the "Plan of Arrangement") were satisfied or waived.

Pursuant to the Plan of Arrangement, Almaden's shareholders exchanged their existing common shares of Almaden and received one "new" Almaden common share and 0.6 common shares of Almadex.

The carrying value of the net assets transferred to Almadex, pursuant to the Plan of Arrangement consisted of the following assets and liabilities:

Assets:
Accounts receivable and prepaid expenses	$142,731
Marketable securities(1)	357,672
Inventory	274,768
Investment in associate	2,108,408
Reclamation deposit	30,235
Contingent share receivable	47,100
Property, plant and equipment	622,971
Exploration and evaluation assets	2,128,240
Total assets	5,712,125
Liabilities:
Trade and other payables	(49,748)
Carrying value of net assets	5,662,377
Fair value of net assets distributed	8,777,799
Gain on transfer of spin-out assets	$3,115,422

(1) The carrying value of the marketable securities spun out on July 31, 2015, reflects their mark to market fair value less an unrealized gain formerly included in reserves representing the accumulated other comprehensive income on available-for-sale financial assets of $162,812.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

2.   Plan of arrangement (Continued)

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to Almaden shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statement of comprehensive loss.

The Plan of Arrangement resulted in a reduction of share capital amounting to $11,828,963 ($8,777,799 fair value of net assets, $3,000,000 cash paid by Almaden, and $51,164 net contribution from spin-out assets).

The fair value of the net assets distributed was based on the share price of Almadex on August 14, 2015, its first day of trading, of $0.20 per share multiplied by the total number of shares issued, 43,888,992.

Under the terms of the Plan of Arrangement, each issued and outstanding Almaden option and warrant has been adjusted to compensate the option and warrant holders for the assets spun-out. The exercise price paid has been allocated between the Company and Almadex on the same ratio that the fair market value of the spin-out assets has, to the fair market value of the assets of the Company. See Note 13 (c) and (d).

3.   Basis of Presentation

(a) Statement of Compliance with International Financial Reporting Standards ("IFRS")

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

(b) Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2015.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

3.   Basis of Presentation (Continued)

(d) Significant accounting judgments and estimates (continued)

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation ("Gold Mountain") (Note 8) which results in the use of the equity method for accounting for this investment. In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 12 and 18).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o	The carrying value of investment in associate, and the estimated annual gains or losses from income and dilution, and the recoverability of the carrying value which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;
o	The value of the exploration and development costs which is recorded in the consolidated statements of financial position (Note 4(h));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;
10

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

3. Basis of Presentation (Continued)

(d) Significant accounting judgments and estimates (continued)

o	The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position.
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a);
o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b).

4. Significant Accounting Policies

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

		Jurisdiction	Nature of operations

	Puebla Holdings Inc.	Canada	holding company
	Minera Gorrion, S.A. de C.V.	Mexico	exploration company
(i)	Almaden America Inc.	USA	exploration company
(i)	Republic Resources Ltd.	Canada	service company
(i)	Ixtaca Precious Metals Inc.	Canada	holding company
(i)	Pangeon Holdings Ltd.	Canada	holding company
(i)	Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
(i)	Minera Gavilan, S.A. de C.V.	Mexico	exploration company
(i)	Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
(i)	Minera Alondra, S.A. de C.V.	Mexico	holding company

(i)	Included in consolidation until July 31, 2015 due to Plan of Arrangement (Note 2).

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method. Under this method, the Company's share of the investee's profit or loss is included in the statement of operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment. The Company's former 38.8% interest in Gold Mountain was accounted for using the equity method until the Plan of Arrangement.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

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
Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.
Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company classifies its cash and cash equivalents and accounts receivable as "loans and receivables".
Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.
Available for sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available for sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in profit or loss.
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(c) Financial instruments (continued)

Financial liabilities
The Company classifies its financial liabilities into one of two categories, depending on the purpose of the liability. The Company's accounting policy for each category is as follows:
Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.
Other financial liabilities - This category includes trade and other payables, all of which are recognized at amortized cost.

(d) Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days. Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)	Inventory

Inventory is valued at the lower of the average cost and estimated net realizable value.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Drill equipment	20%

(g) Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty. The following specific recognition criteria must also be met before revenue is recognized

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(g) Revenue recognition (continued)

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

(h) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

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

An impairment charge relating to a exploration and evaluation asset is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.    Significant Accounting Policies (Continued)

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

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(i)	Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(j) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k) Share-based payments
The Company's stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.    Significant Accounting Policies (Continued)

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

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

At December 31, 2015, the Company has $Nil (2014 - $12,500) of reclamation deposits held with the Ministry of Mines of British Columbia and $Nil (2014 - $22,048) of reclamation deposits held with the State of Nevada. These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4. Significant Accounting Policies (Continued)

(n) Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 16).

(o) Application of new and revised accounting standards effective January 1, 2015

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle which were effective for annual periods beginning on or after July 1, 2014. The amendments did not have an impact on the Company's consolidated financial statements. The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

(p) Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2015. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective, as of January 1, 2016.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(p) Future accounting standards (continued)

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

5.   Accounts Receivable and Prepaid Expenses

    Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2015	2014
Accounts receivable	$235,983	$342,270
Allowance for doubtful accounts	-	(79,485)
Prepaid expenses	147,481	151,095
	$383,464	$413,880

At December 31, 2015, the Company has recorded value added taxes of $159,689 (2014 - $378,819) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

6.   Marketable Securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss. During the year ended December 31, 2015, the Company determined that $162,000 (2014 - $405,903) of unrealized loss recorded in available for sale financial assets was a result of significant or prolonged losses. These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2). The fair value on July 31, 2015 was $357,672.
19

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

7.   Inventory

Inventory consisted of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2015 is $Nil (2014 - $2,200,086). This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

8.   Investment in Associate

Gold Mountain Mining Corporation ("Gold Mountain")

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR ("Net Smelter Return") royalty in the project. Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain including contingently issuable shares and recorded a gain on sale in the amount of $4,122,166 and management's best estimate of the fair value of the contingently issuable shares of $144,000 as described in Note 9(a). Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain's loss during the year ended December 31, 2015 in the amount of a loss of $95,892 (2014 - $135,209 loss; 2013 - $818,889 loss). At year ended December 31, 2015, the Company wrote down its investment in associates to its fair value and recorded impairment charges of $470,700 (2014 - $6,637,288; 2013 - $Nil) as the decline in value was considered significant and prolonged. The investment in associate was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

The continuity of the Company's investment in associate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Balance, beginning of year	$2,675,000	$9,447,497	$10,266,386
Company's share of net loss	(95,892)	(135,209)	(818,889)
Impairment	(470,700)	(6,637,288)	-
Transfer to Almadex	(2,108,408)	-	-
Balance, end of year	$-	$2,675,000	$9,447,497

The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2015 and 2014:

	2015	2014
Current assets	$-	$3,085,070
Non-current assets	$-	$27,661,031
Current liabilities	$-	$40,827
Non-current liabilities	$-	$1,664,608
Revenue	$-	$9,953
Loss	$-	$379,047

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

9.   Contingent Shares Receivable

(a) Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain (Note 8), Almaden received an additional 2,000,000 common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and
ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any of the foregoing shares not released from escrow by July 26, 2016 will be cancelled. The Company has recorded a contingent share receivable of $Nil (2014 - $15,000) based on management's best estimate of the fair value of the common shares as at December 31, 2015 and a gain on fair value adjustment of $Nil (2014 - $1,500; 2013 - $76,500) in the statement of comprehensive loss. This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(b) Goldgroup Mining Inc.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. ("Goldgroup"). The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares. An additional 7 million common shares will be issued to Almaden under the following conditions:

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
On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp ("Timmins"). If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Company has recorded a contingent share receivable of $Nil (2014 - $54,600) based on management's best estimate of the fair value of the common shares as at December 31, 2015 and a loss on fair value adjustment in the statements of comprehensive loss during the year ended December 31, 2015 of $22,500 (2014 - $23,400; 2013 - $117,000). This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

10.   Deposit on Mill Equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill. Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for a total of US$6,500,000, subject to adjustment in certain circumstances (the "Option").

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share, for a total fair value of $273,358.

In order to exercise the Option, Almaden must make option payments according to the following schedule:

On execution of agreement:	US$250,000 (Paid October 21, 2015)
On or before December 31, 2015:	US$250,000 (Paid December 29, 2015)
On or before March 31, 2016:	US$250,000 (Paid March 17, 2016)
On or before June 15, 2017:	US$2,000,000
On or before June 15, 2018:	US$3,750,000

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars
11.	Property, Plant and Equipment

	Automotive equipment	Furniture, fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Drill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2014	541,260	166,376	343,129	215,325	65,106	461,498	1,534,988	3,327,682
Additions	-	1,329	1,187	-	-	-	-	2,516
Disposal	-	(32,642)	(126,150)	(39,315)	-	(59,479)	-	(257,586)
December 31, 2015	541,260	135,063	218,166	176,010	65,106	402,019	1,534,988	3,072,612

Accumulated depreciation
December 31, 2014	455,039	157,273	302,583	167,320	60,202	339,880	965,014	2,447,311
Disposal	-	(28,532)	(116,703)	(36,778)	-	(52,881)	-	(234,894)
Depreciation	16,314	1,953	12,341	14,401	962	19,018	66,497	131,486
December 31, 2015	471,353	130,694	198,221	144,943	61,164	306,017	1,031,511	2,343,903

Transfer to Almadex as per plan of arrangement (Note 2)	(63,049)				(200)	(56,245)	(503,477)	(622,971)

Carrying amounts
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	569,974	880,371
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	-	105,738
At December 31, 2015, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on sale of property, plant and equipment of $22,692 in the consolidated statements of comprehensive loss.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

11.	Property, Plant and Equipment (Continued)

	Automotive equipment	Furniture, fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Drill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2013	541,260	166,376	330,090	214,812	65,106	452,110	1,534,988	3,304,742
Additions	-	-	13,039	513	-	9,388	-	22,940
Disposals	-	-	-	-	-	-	-	-
December 31, 2014	541,260	166,376	343,129	215,325	65,106	461,498	1,534,988	3,327,682

Accumulated depreciation
December 31, 2013	418,088	154,997	288,001	146,856	58,976	312,233	822,521	2,201,672
Disposals	-	-	-	-	-	-	-	-
Depreciation	36,951	2,276	14,582	20,464	1,226	27,647	142,493	245,639
December 31, 2014	455,039	157,273	302,583	167,320	60,202	339,880	965,014	2,447,311

Carrying amounts
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	712,467	1,103,070
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	569,974	880,371

12.	Exploration and Evaluation Assets

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2014)	2,370,679	47,261	1	1	13,044	2,430,986
Additions	831,455	-	-	-	119	831,574
Impairment of deferred acquisition costs	-	-	-	-	-	-
Closing balance (December 31, 2015)	3,202,134	47,261	1	1	13,163	3,262,560
Deferred exploration costs
Opening balance (December 31, 2014)	24,287,724	1,456,727	-	-	469,321	26,213,772
Costs incurred during the year:
Drilling and related costs	327,084	29,121	-	-	6,145	362,350
Professional/technical fees	249,614	13,111	-	-	17,352	280,077
Claim maintenance/lease cost	206,441	78,316	-	-	98,738	383,495
Geochemical, metallurgy	604,653	19,882	-	-	-	624,535
Technical studies	487,288	4,016	-	-	-	491,304
Travel and accommodation	254,072	-	-	-	-	254,072
Geology, geophysics, exploration	405,352	5,418	-	-	170	410,940
Supplies and misc.	19,608	-	-	-	-	19,608
Reclamation, environmental	119,673	-	-	-	-	119,673
Value-added tax	190,197	-	-	-	(30,508)	159,689
Recovery of exploration cost	-	-	-	-	(2,950)	(2,950)
Contribution from spin out assets (1)	184,169	-	-	-	-	184,169
Impairment of deferred exploration costs	-	-	-	-	(97,044)	(97,044)
	3,048,151	149,864	-	-	(8,097)	3,189,918
Closing balance (December 31, 2015)	27,335,875	1,606,591	-	-	461,224	29,403,690
Less amount transferred to Almadex as per Plan of Arrangement July 31, 2015 (Note 2)		(1,653,852)	(1)	(1)	(474,386)	(2,128,240)
Total exploration and evaluation assets	30,538,009	-	-	-	1	30,538,010

(1)	Contribution from spin-out assets relates to historical equipment rental fees paid by the Company that were previously eliminated due to an intercompany relationship which is now a third party relationship.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

12.	Exploration and Evaluation Assets (Continued)

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Additions	1,137,914	-	-	-	1,015	1,138,929
Impairment of deferred acquisition costs	-	-	(46,450)	(148,253)	(1,016)	(195,719)
Closing balance (December 31, 2014)	2,370,679	47,261	1	1	13,044	2,430,986
Deferred exploration costs
Opening balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Costs incurred during the year:
Drilling and related costs	1,448,003	-	-	-	-	1,448,003
Professional/technical fees	267,219	43,628	-	-	19,186	330,033
Claim maintenance/lease cost	248,142	58,321	23,712	25,956	117,640	473,771
Geochemical, metallurgy	387,705	735	-	-	19,056	407,496
Technical studies	1,112,037	-	-	-	-	1,112,037
Travel and accommodation	377,900	6,260	-	-	7,255	391,415
Geology, geophysics, exploration	812,043	27,272	-	-	89,054	928,369
Supplies and misc.	14,236	5,285	72	-	6,545	26,138
Reclamation, environmental	129,108	-	-	-	-	129,108
Water exploration	4,155	-	-	-	-	4,155
Value-added tax	355,442	-	-	-	23,377	378,819
Impairment of deferred exploration costs	-	-	(1,447,314)	(726,644)	(200,987)	(2,374,945)
	5,155,990	141,501	(1,423,530)	(700,688)	81,126	3,254,399
Closing balance (December 31, 2014)	24,287,724	1,456,727	-	-	469,321	26,213,772
Total exploration and evaluation assets	26,658,403	1,503,988	1	1	482,365	28,644,758

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

12. Exploration and Evaluation Assets (Continued)

The following is a description of the Company's most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b) Other:

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

El Cobre, ATW, Willow, and other properties were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

13.	Share Capital and Reserves

(a)	Authorized share capital

At December 31, 2015, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2015 and 2014

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share as a payment for the Mill Purchase Option Agreement (Note 10).

On November 17, 2015, the Company closed a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.00 per share until November 17, 2017. A finder's fee of $73,550 in cash and finder's warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement. The fair value of the finders' warrants was $5,984. In connection with the private placement, the Company also incurred $43,075 share issue costs. $3,199,733 of the proceeds from the private placement was allocated to share capital, and $180,267 to the warrants under the residual value method.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(b) Details of private placement and other issues of common shares in 2015 and 2014
(Continued)

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016. A finder's fee of $212,626 in cash and finder's warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finders' warrants was $13,341. In connection with the private placement, the Company also incurred $146,796 share issue costs. The proceeds of the private placement were allocated entirely to share capital.

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111. Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015. A finder's fee of $107,400 in cash and finder's warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement. The fair value of the finders' warrants was $15,361. In connection with the private placement, the Company also incurred $133,350 share issue costs. The proceeds of the private placement were allocated to share capital and $Nil value to the warrants under the residual value method.

(c)	Warrants

The continuity of warrants for the years ended December 31, 2015, 2014 and 2013 are as follows:

Expiry date	Exercise Price		December 31, 2014	Granted	Exercised	Expired/ cancelled	December 31, 2015
August 1, 2015		$1.50	48,000	-	-	(48,000)	-
August 1, 2015		$2.00	2,000,000	-	-	(2,000,000)	-
July 17, 2016	$	* 1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	$	* 1.32	186,000	-	-	-	186,000
February 11, 2016	$	* 1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	$	* 1.12	-	49,410	-	-	49,410
November 17, 2017		$1.00	-	2,253,334	-	-	2,253,334
November 17, 2017		$0.77	-	35,200	-	-	35,200
			6,610,000	4,547,944	-	(2,048,000)	9,109,944
Weighted average
exercise price			$1.70	$1.37	-	$1.99	$1.47

*	On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $1.65 to $1.70.
28

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(c)	Warrants (Continued)

Expiry date	Exercise Price	December 31, 2013	Granted	Exercised	Expired/ cancelled	December 31, 2014
July 17, 2016*	$1.50	4,376,000		-	-	4,376,000
July 17, 2016	$1.50	186,000				186,000
August 1, 2015	$1.50		48,000			48,000
August 1, 2015	$2.00		2,000,000			2,000,000
		4,562,000	2,048,000	-	-	6,610,000
Weighted average
exercise price		$1.50	$1.99	-	-	$1.65

*	Exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015. Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

Expiry date	Exercise Price	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
July 17, 2016*	$1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$1.50	-	186,000	-	-	186,000
			4,562,000		-	4,562,000
Weighted average
exercise price			$1.50		-	$1.50

The weighted average fair value of warrants granted during the years ended December 31, 2015, 2014 and 2013 calculated using the Black-Scholes model at issue date, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
35,200	November 17, 2015	$0.17	0.38%	2	47.77%	$Nil
49,410	February 11, 2015	$0.27	0.56%	1	40.83%	$Nil
48,000	August 1, 2014	$0.32	1.00%	1	49.30%	$Nil
186,000	July 17, 2013	$0.58	1.39%	3	55.95%	$Nil

(d) Share purchase option compensation plan

The Company's stock option plan permits the issuance of options up to a maximum of 10% of the Company's issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2015, the Company had reserved 45,298 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d) Share purchase option compensation plan

All options granted during the years ended December 31, 2015, 2014 and 2013 vested on the date granted. The continuity of stock options for the years ended December 31, 2015, 2014 and 2013 are as follows:

Expiry date	Exercise price		December 31, 2014	Granted	Exercised	Expired / cancelled	December 31, 2015
January 4, 2015		$1.14	970,000	-	-	(970,000)	-
February 22, 2015		$2.26	20,000	-	-	(20,000)	-
April 25, 2015		$1.67	25,000	-	-	(25,000)	-
June 21, 2015		$1.00	140,000	-	-	(140,000)	-
July 16, 2015		$0.92	200,000	-	-	(200,000)	-
August 27, 2015		$2.22	205,000	-	-	(205,000)	-
September 20, 2015	$	* 2.34	100,000	-	-	(100,000)	-
November 22, 2015	$	* 2.40	75,000	-	-	(75,000)	-
May 6, 2016	$	* 1.33	65,000	-	-	-	65,000
June 8, 2016	$	* 2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$	* 1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	$	* 2.57	150,000	-	-	-	150,000
October 10, 2016	$	* 1.23	150,000	-	-	-	150,000
January 6, 2017	$	* 0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	$	* 1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	$	* 1.98	75,000	-	-	-	75,000
August 26, 2017	$	* .0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	$	* 2.31	500,000	-	-	-	500,000
November 22, 2017	$	* 2.22	100,000	-	-	-	100,000
April 4, 2018	$	* 1.74	90,000	-	-	-	90,000
June 18, 2018	$	* 1.46	250,000	-	-	-	250,000
December 11, 2018		$0.72	-	756,000	-	-	756,000
January 2, 2019	$	* 1.04	375,000	-	-	-	375,000
July 2, 2019	$	* 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			6,285,000	3,381,000	-	(1,905,000)	7,761,000
Weighted average
exercise price			$2.05	$0.82	-	$1.48	$1.65

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $2.29 to $2.05.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d) Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2013	Granted	Exercised	Expired / cancelled	December 31, 2014
May 4, 2014	$2.18	65,000	-	-	(65,000)	-
July 13, 2014	$1.96	170,000	-	-	(170,000)	-
November 22, 2014	$2.53	60,000	-	-	(60,000)	-
November 25, 2014	$0.81	150,000	-	(150,000)	-	-
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2016	$1.51	-	65,000	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
July 14, 2016	$1.56	-	150,000	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	-	150,000	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
July 2, 2019	$1.50	-	150,000	-	-	150,000
Options outstanding and exercisable		5,840,000	890,000	(150,000)	(295,000)	6,285,000
Weighted average
exercise price		$2.38	$1.36	$0.81	$2.12	$2.29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d) Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired / cancelled	December 31, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(125,000)	-	-
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(220,000)	(215,000)	5,840,000
Weighted average
exercise price		$2.39	$1.77	$1.02	$2.77	$2.38

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d) Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2015, 2014, and 2013, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
756,000	December 11, 2015	$0.29	0.40%	3	55.79%	$Nil
1,445,000	August 26, 2015	$0.20	0.53%	2	58.76%	$Nil
1,180,000	January 6, 2015	$0.37	0.56%	2	52.37%	$Nil
150,000	October 10, 2014	$0.40	0.99%	2	51.09%	$Nil
150,000	July 14, 2014	$0.46	1.08%	2	52.55%	$Nil
150,000	July 2, 2014	$0.83	1.47%	5	66.05%	$Nil
65,000	May 6, 2014	$0.42	1.08%	2	52.61%	$Nil
375,000	January 2, 2014	$0.76	1.43%	5	68.01%	$Nil
250,000	June 18, 213	$1.01	1.62%	5	78.71%	$Nil
25,000	April 25, 2013	$0.51	1.19%	2	48.19%	$Nil
90,000	April 4, 2013	$1.17	1.62%	5	78.27%	$Nil
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil

14. Related Party Transactions and Balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014). The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2015		December 31, 2014		December 31, 2013

Salaries, fees and benefits	$845,952	(i)	$738,125	(i)	$690,700	(i)
Share-based payments	725,165		469,500		340,250
Director's fees	48,000		48,000		48,000
	$1,619,117		$1,255,625		$1,078,950

(i)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $220,952 (2014 - $240,000; 2013 – $240,000) for geological services provided to the Company and is recorded in general exploration expenses.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

14.	Related Party Transactions and Balances (Continued)

(b)	Almadex Minerals Limited ("Almadex")

During the year ended December 31, 2015, the Company received $181,405 (2014 - $Nil; 2013 - $Nil) from Almadex for administration services fees included in other income.

At December 31, 2015, the Company accrued $78,511 (2014 - $Nil; 2013 - $Nil) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

i) ATW Resources Ltd. ("ATW")

Almaden owned a 50% interest in this company which holds title in trust for the ATW project.

ii) Other

(a)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company $Nil (2014 - $Nil; 2013 - $1,500) for consulting services provided to the Company.

(b)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company, $1,200 (2014 - $Nil; 2013 - $700) for administrative services provided to the Company.

(c)	During the year ended December 31, 2015, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2014 - $Nil; 2013 - $6,300).

(d)	During the year ended December 31, 2015, the Company employed the Chairman's daughter for a salary of $43,225 less statutory deductions (2014 - $34,050; 2013 - $34,000) for marketing and administrative services provided to the Company.
34

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars
15. Income (Loss) on Exploration and Evaluation Assets
Income (loss) on exploration and evaluation assets is comprised of the following:

	Year ended December 31,
	2015	2014	2013
Sale of Yago, Mezquites, Llano Grande, San Pedo, BP and Black Jack Springs properties	$-	$-	$(218,532)
Sale of Caballo Blanco	-	-	(469,045)
Other	32,920	55,111	(28,429)
	$32,920	$55,111	$(716,006)

During the year ended December 31, 2015, recorded in Other is income as a result of Almaden's 2014 British Columbia Mining Exploration Tax Credit ("BCMETC") refund from the Merit projects in British Columbia, Canada.

During the year ended December 31, 2014, recorded in Other is a reduction of the December 31, 2013 accrual reversing previous years' exploration costs as a result of a Canada Revenue Agency review of Almaden's 2010 and 2011 British Columbia Mining Exploration Tax Credit ("BCMETC") from various grassroots mineral projects in British Columbia, Canada.

During the year ended December 31, 2013, the Company paid $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property.

16.  Net Loss Per Share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2015 was based on the loss attributable to common shareholders of $1,144,525; (2014 - $14,982,667; 2013 - $6,356,609) and a weighted average number of common shares outstanding of 73,248,803 (2014 – 66,331,061; 2013 – 62,054,987).

The calculation of diluted net loss per share for the year ended December 31, 2015, 2014 and 2013 did not include the effect of stock options and warrants as they were anti-dilutive.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

17.	Supplemental Cash Flow Information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2015	December 31, 2014	December 31, 2013

Exploration and evaluation assets expenditures included in trade and other payables	$265,393	$-	$-
Contribution from spin-out assets; recognition of Exploration and evaluation cost reclassified from share capital	184,169	-	-
Residual value of warrants classified to reserves from share capital	180,267	-	-
Fair value of finders' warrants	19,325	15,361	107,880
Fair value of shares issued pursuant to mill option agreement	273,358	-	-
Fair value of share options transferred to share capital on exercise of options	-	67,500	136,650
Shares received on sale of Dill property	-	-	5,000
Shares received on sale of Yago, Mezquites, Llano Grande, San Pedro,BP and Black Jack Springs properties	-	-	220,000

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2015	December 31, 2014

Cash	$1,722,728	$1,372,548
Term Deposits	4,500,050	6,800,050
	$6,222,778	$8,172,598

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

18.  Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2015	December 31, 2014
Income(loss) before income taxes	$(1,549,125)	$(13,143,185)
Statutory rate	26.00%	26.00%

Expected income tax	(402,773)	(3,417,228)
Effect of different tax rates in foreign jurisdictions	(8,855)	(79,333)
Non-deductible share-based payments	247,192	147,108
Other permanent items	213,166	251,520
Change in deferred tax assets not recognized	(574,942)	3,832,705
Impact of change in expected manner of recovery	(306,411)	1,128,469
Share issuance costs	(21,723)	(99,089)
True-ups and other	449,746	75,330
	$(404,600)	$1,839,482

(b)	The Company's deferred income tax (recovery) expense and deferred income tax liability relates to the Mexican income tax and Special Mining Duty ("SMD") associated with the Tuligtic project. As a consequence of the Company's spin-out (Note 2), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management's expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the 2015 financial statements as follows:

	December 31, 2015	December 31, 2014

Deferred tax assets
Non-capital losses	$-	$3,807,495
	-	3,807,495
Deferred tax liabilities
Exploration and evaluation assets	(1,434,882)	(5,630,725)
Contingent shares receivable	-	(11,622)
Property, plant and equipment	-	(4,630)
	(1,434,882)	(5,646,977)

Net deferred tax liabilities	$(1,434,882)	$(1,839,482)

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

18.  Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2015	December 31, 2014

Non-capital loss carry forwards	$29,084,111	$21,802,140
Capital loss carry forwards	214,238	-
Exploration and evaluation assets	3,687,607	16,434,468
Share issue costs	657,206	584,139
Property, plant and equipment	54,897	409,474
Cumulative eligible capital deduction	586,691	271,352
Marketable securities	-	5,401,681
Donations	-	12,960
Investment tax credit	201,354	201,354
	$34,486,104	$45,117,568

At December 31, 2015, the Company had operating loss carry forwards available for tax purposes in Canada of $11,718,566 (2014 - $11,906,871) which expire between 2032 and 2034, in the United States of $Nil (2014 - $102,352) which expire between 2031 and 2034 and in Mexico of $17,365,545 (2014 - $9,792,917) which expire between 2022 and 2025.

19.  Commitments

The Company has entered into an operating lease for office premises through 2017. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months. Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2015, the remaining payments for the executive contract and the operating lease are due as follows:

	2016	2017	2018	2019	2020	Total

Office lease	$134,314	$88,147	$-	$-	$-	$222,461
Executive contracts	505,000	505,000	505,000	240,000	240,000	1,995,000
	$639,314	$593,147	$505,000	$240,000	$240,000	$2,217,461

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

20.  Financial Instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

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

As at December 31, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$1,020,887	$25,067
Accounts receivable and prepaid expenses	-	146,649
Total assets	$1,020,887	$171,716

Trade and other payables	$77,894	$90,040
Total liabilities	$77,894	$90,040

Net assets	$942,993	$81,676

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net loss by $94,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net loss by $8,200.

(b) Credit risk
The Company's cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates during the twelve months following the statement of financial position date. The Company's excise tax included in accounts receivable consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2015, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

20.   Financial Instruments (Continued)

(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company's net loss by $45,000.

(e) Commodity and equity price risk
The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company's performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

2015	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$-	$-	$-

2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

21. Management of Capital

The Company considers its capital to consist of components of equity. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

22. Segmented Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets, property, plant and equipment, and deposit on mill equipment in the following geographic locations:

	Year ended December 31,
	2015	2014
Canada	$1,061,968	$1,086,763
United States	-	4
Mexico	30,547,138	28,438,362
	$31,609,106	$29,525,129

The Company's revenues were all earned in Canada from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

22. General and Administrative Expenses

	Year ended December 31,
	2015	2014	2013

Professional fees	$1,089,276	$772,670	$378,705
Salaries and benefits(1)	799,566	573,900	537,837
Travel and promotion	264,128	320,752	305,203
Depreciation	131,486	245,639	303,390
Office and license(1)	150,844	157,275	200,252
Rent(1)	175,583	176,960	169,498
Stock exchange fees	115,294	88,287	87,070
Insurance	70,202	81,429	100,783
Transfer agent fees	31,830	24,196	23,540
Directors' fees	48,000	48,000	48,000
	$2,876,209	$2,489,108	$2,154,278

(1)	Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement (Note 14(b)).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated:  March 29, 2016 By     /s/Morgan Poliquin
                                                                                  Morgan Poliquin, CEO