Form 20-F
period 2016-12-31
ALMADEN MINERALS LTD
filed 2017-03-30
CIK 1015647

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from _____________________ to ____________________

Commission file number 001-32702

ALMADEN MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1333 Johnston Street, #210, Vancouver, British Columbia V6H 3R9
(Address of principal executive offices)

Korm Trieu, ktrieu@almadenminerals.com, 1333 Johnston Street, #210, Vancouver, BC V6H 3R9
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

89,805,481

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
(   )  Yes  (   )  No
As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), the Registrant is not currently required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T. This requirement will apply to the Company for its first annual report for a fiscal period ending on or after December 15, 2017.

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

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

Please see "CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES," below.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", "mineral reserve", "probable mineral reserve" and "proven mineral reserve" used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council.  On November 14, 2004, November 27, 2010 and May 10, 2014, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of National Instrument 43-101 which became Canadian law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org.  In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, a reserve is termed a "mineral deposit".

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

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.     Offer Statistics and Expected Timetable

Not applicable

Item 3.     Key Information

The following selected financial data of the Company for Fiscal 2016, Fiscal 2015 and Fiscal 2014 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report.  The selected financial data set forth for Fiscal 2013 and Fiscal 2012 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

The basis of preparation is described in Note 2 of the consolidated financial statements.

Table No. 1
Selected Financial Data
International Financial Reporting Standards ("IFRS")
(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012

Revenues	$ -	$ -	$ -	$220	$299
Other Income (loss)	444	2,711	(9,496)	-	-
Net loss and comprehensive loss	(4,024)	(1,145)	(14,701)	(6,357)	(10,238)
Basic net (loss) income per common share	(0)	(0)	(0)	(0)	(0)
Diluted net (loss) income per common share	(0)	(0)	(0)	(0)	(0)
Weighted average shares (000)	82,323	73,249	66,331	62,055	59,350

Working capital	9,293	5,808	9,172	12,676	19,475
Exploration and evaluation assets	36,962	30,538	28,645	24,447	16,609
Net assets	45,221	35,983	39,637	47,891	48,071
Total assets	47,514	38,215	42,019	48,988	49,132
Capital stock	95,290	83,758	87,084	81,151	75,238
Dividends declared per share	-	-	-	-	-

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

Table No. 2
Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2016	$1.32	$1.46	$1.25	$1.34
Fiscal Year Ended 12/31/2015	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/2014	1.10	1.16	1.06	1.16
Fiscal Year Ended 12/31/2013	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/2012	1.00	1.04	0.97	1.00

Table No. 3
Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017
High	$1.32	$1.34	$1.36	$1.36	$1.34	$1.32
Low	1.28	1.31	1.33	1.31	1.30	1.30

The exchange rate was $1.34 on March 28, 2017.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability
The Company had net losses in a number of years since its date of incorporation.  Due to the nature of the Company's business, there can be no assurance that the Company will be profitable.  The Company had net losses of $4,023,504 in Fiscal 2016, $1,144,525 in Fiscal 2015, and $14,982,667 in Fiscal 2014.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage.  There is no assurance that the Company will receive revenues from operations at any time in the near future.  During Fiscal 2016 and Fiscal 2015, the Company earned interest income and other income from Administrative service fees charged to Almadex Minerals Limited ("Almadex").  During Fiscal 2014, the Company earned interest and other income from office rental, a royalty payment from Gold Mountain Mining Corporation ("Gold Mountain") from the Elk property and contract exploration services provided to third parties.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
As of March 28, 2017 there were share purchase options outstanding allowing the holders of these options to purchase 8,055,000 shares of common stock and warrants allowing the holders of these warrants to purchase 4,874,767 shares of common stock.  Directors and officers of the Company hold 6,687,000 of these share purchase options and 300,000 of these warrants.  An additional 1,368,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 28, 2017 there were 89,805,481 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company's shares.  The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 14.4%.

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

Conflict of Interest
Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  Duane Poliquin, Morgan Poliquin, John McCleary, Mark Brown, William Worrall, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Almadex Minerals Limited.  Gerald Carlson also serves a director and as the President and CEO of Pacific Ridge Exploration Ltd.  Mark Brown also serves as a director of Galileo Petroleum Ltd, and as the President, CEO and a director of Big Sky Petroleum Corporation.  He also serves as Executive Chairman of Alianza Minerals Ltd., and director and/or officer of Avrupa Minerals Ltd., Strategem Capital Corp., Paget Minerals Corp, Sutter Gold Mining Ltd., Affinor Growers Ltd. and Adamera Minerals Corp.  David Strang also serves as a director, CEO and President of Ero Copper Corporation.  These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Item 4.     Information on the Company

History and Development of the Company
The head office of the Registrant (sometimes referred to in this Annual Report on Form 20-F as "Almaden" or the "Company") is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9.  The registered and records office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

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

•	a 2% NSR on the Company's Tuligtic property in Mexico, which hosts the Company's Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Timmins Gold Corp.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by JDL Gold Corp. (formerly Gold Mountain Mining Corp.);
•	a portfolio of 21 additional NSRs on exploration projects in Mexico, Canada and the United States identified through the Company's past prospect generator activities;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion; and
•	approximately $3 million in cash.

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

Coordinate system: Degrees Longitude Latitude

Claims and Title
The Tuligtic property was staked by the Company in 2001, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration. The property originally consisted of approximately 14,000 hectares, but during 2015 Almaden filed an application to reduce the aggregate claim size at Tuligtic to those areas still considered prospective.  The property is held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc.  Claim details are summarized below.

Claim Name	Claim Number	Area (hectares)
Cerro Grande R1	Pending	2,773.00
Cerro Grande R3	Pending	824.06
Cerro Grande R4	Pending	540.00
Cerro Grande R5	Pending	784.97
Cerro Grande R6	Pending	937.79
Cerro Grande 2 R2	Pending	652.00
Cerro Grande 2 R3	Pending	708.00
Total		7,219.82

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

History of Past Work
To the Company's knowledge, no modern exploration was carried out on the project prior to Almaden's acquisition of the property area by staking in 2001.  Evidence of historic mining of clay (kaolinite) deposits from surface is evident throughout the property area.  Almaden acquired the initial claims of the Tuligtic Project in 2001 following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration.  Subsequent geologic mapping, rock, stream silt, soil sampling and induced polarization (IP) geophysical surveys identified porphyry copper and epithermal gold targets within an approximately 5 x 5 km area of intensely altered rock.

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

Amended Preliminary Economic Assessment

On January 22, 2016, Almaden filed a NI 43-101 Technical Report titled "Preliminary Economic Assessment of the Ixtaca Project", which provides further detail to its December 9, 2015 press release summarizing the results of integrating the Rock Creek Mill and a smaller, higher grade, payback focused pit on potential mine economics. Almaden subsequently filed an amended technical report on SEDAR on April 13, 2016 (the "Amended PEA"), however the amendments were not material changes and the Report's data, inputs, interpretation, conclusions and results all remain unchanged.

The Amended PEA follows the historical PEAs released in 2014 and 2015 ("Historical PEAs") which evaluated larger throughput development alternatives.  The primary reasons for providing an update to the Historical PEAs were to show the impact of significantly reduced initial capital cost on project economics and, given the significant decrease in precious metals prices, to demonstrate the viability of a mine plan which focuses on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit.

This mine plan is a smaller higher grade scenario than those described in Almaden's Historical PEA studies.  In addition, the Amended PEA incorporates the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEAs were completed. The Amended PEA incorporates:

•	The same resource model as the Historical PEAs;
•	The Rock Creek Mill, which was optioned by the Company in October, 2015, with average throughput of 7,500 tonnes per day;
•	A smaller, near surface and payback focussed pit;
•	A mine production schedule which targets higher grades earlier;
•	Optimised waste placement and tailings management facilities;
•	A 2% NSR held by Almadex Minerals Limited.
This Amended PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the Amended PEA forecasts will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
AMENDED PEA HIGHLIGHTS:
The inputs and parameters for the Amended PEA include base case metal prices (US $1150/oz gold and US $16/oz silver).  Highlights of the Amended PEA are summarised below (all values shown are in US Dollars).

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
Production and Processing
The Ixtaca gold-silver project in the Amended PEA is planned as an open pit mining operation using contractor mining. Estimated mining inventory is comprised of 179 million tonnes of rock and 36 million tonnes of mill feed with an average mill feed grade of 0.76 grams per tonne gold and 47 grams per tonne silver.  A total of 724 thousand ounces of gold and 48.8 million ounces of silver would be produced over the 13 year mine life.  The Amended PEA includes the Rock Creek process plant to produce gold and silver doré on site.  The process plant includes conventional crushing, grinding, gravity, flotation, and concentrate leaching. Process reagents will be removed from process plant tailings prior to placement in a tailings management facility ("TMF"). The following table summarizes the production and processing parameters:

Total Mill Feed Material*	35.5 Million tonnes**
Processing Rate	7,500 tonnes per day
Life of Mine (LOM) Strip Ratio	5 : 1***
	Gold	Silver
Average Mill Feed Grade	0.76 g/t	47.5 g/t
Average Process Recoveries	84%	90%
Average Annual Production LOM (ounces)	55,660	3,754,000
Total Production (ounces)	723,580	48,806,000

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

** The cut-off grade used to calculate the mill feed is NSR>=$20/t. NSR is calculated using the following formula: NSR = [Au(g/t) * Au recovery (%) * 36.55] + [Ag(g/t) * Ag recovery (%) * 0.46]

*** The strip ratio includes 13 million tonnes of stockpiled material not processed in this Amended PEA that averages 0.31 g/t Au and 45 g/t Ag as waste. Should this material be processed the ultimate strip ratio would be 3:1.

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

Economic Results and Sensitivities
A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below.  The Amended PEA base case prices are derived from a combination of spot prices and current common peer usage. The Alternate Case prices represent a discount to the lowest sustained metal prices over the previous three years. The 3 year trailing average prices represent the upside potential should metal prices regain their previous strength.

Summary of Ixtaca Gold-Silver Economic Results and Sensitivities (US$ Million)
	Alternate Case		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1000		$1150		$1300
Silver Price ($/oz)	$14		$16		$20
Net Cash Flow	$235	$149	$435	$280	$731	$470
NPV (5% discount rate)	$132	$78	$266	$166	$464	$293
Internal Rate of Return (%)	24%	18%	39%	30%	57%	44%
Payback (years)	3.3	3.9	2.3	2.6	1.6	2.0

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

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden's news release of January 31, 2013, the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR and Edgar, Almaden's news releases of June 15th and September 14th, 2015, and the Amended PEA). These test results show that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for the limestone domain.  This preliminary test work indicates that leaching the combined gravity/flotation concentrate can be used to produce a silver-gold doré on site.  All geologic domains were tested using whole core composites selected to represent a range of grades.
Subsequent to the publication of the preliminary results, in 2014 and 2015, additional metallurgical work on new whole core composites, carried out at McClelland Laboratories Inc. in Reno, Nevada under the supervision of MMTS, focused on optimizing gravity, rougher flotation and leach results over a broader range of head grades in the limestone unit.  This test work continued to indicate overall process recoveries to average 90% for gold and silver for limestone hosted mineralisation.  Given the preliminary work to date on the minor volcanic and blackshale units, the Amended PEA report assumes recoveries of 90% for silver and 50% for gold.
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

Pre-Feasibility Study ("PFS") Programs
During 2016, Almaden completed the geotechnical, geomechanical, and hydrologic field programs necessary for completion of a PFS, and also optimized site layout through updated waste placement and facilities locations. In addition, in October 2016 Almaden announced results from it PFS-level metallurgical program. The results reported were on the limestone domain, which represents approximately 90% of the total metal produced under the Amended PEA.
Key parameters and results of the 2016 limestone test work included the following:

•
A limestone sample was collected using 131 meters (659 kilograms) of continuous whole drill core from inside the planned open pit mine with an average sample grade of 0.76 g/t gold and 36 g/t silver. The sample was collected from the planned start-up pit area and represents limestone mill feed grades anticipated in the first 5 years of mining;

•
Optimised gravity concentration conditions have resulted in gravity concentration gold recoveries of approximately 50% and silver recoveries of approximately 30% at a grind size of 75 microns. This is a significant improvement from previous gravity concentration tests. The gravity tests used a lab-scale version of the Falcon gravity concentrators already included in the optioned Rock Creek processing plant;

•	Flotation mass pulls have been reduced (higher grade concentration) to less than 10% while maintaining combined gravity/flotation gold and silver recoveries in excess of 90%;
•
Leach tests on gravity and flotation concentrates are consistently achieving reduced leach reagent consumptions with NaCN consumptions reduced to less than 1.0 kg per tonne of ore and lime consumption reduced to less than 0.2 kg per tonne ore.

The results of the PFS metallurgical program continue to confirm the suitability of the Rock Creek crushing/grinding/gravity/leach processing facilities as well as the assumptions and flowsheet design of the 2016 Amended PEA.
Other PFS-related work underway currently includes environmental baseline monitoring, climate monitoring, water quality sampling and surface water hydrology monitoring.
2016 Exploration
In June, 2016, Almaden announced that it would initiate an exploration drilling program to test additional targets at the Tuligtic property.  From June 2016 to March 28, 2017, the Company completed 33 exploration holes totaling approximately 10,500 metres.  Much of this drilling was focused on new zones of mineralization located within the Amended PEA pit, as well as mineralization located intimate to its boundaries. Summary drill intercepts included the following:

Hole TU-16-479	SECTION 10+525 EAST Az. 330, Dip -70
8.50 meters @ 2.56 g/t Au and 357.0 g/t Ag	Ixtaca North Zone
30.35 meters @ 1.92 g/t Au and 62.1 g/t Ag	Ixtaca North Zone?
13.60 meters @ 3.62 g/t Au and 83.2 g/t Ag	Ixtaca North Zone?
Including 4.00 meters @ 10.24 g/t Au and 215.8 g/t Ag	Ixtaca North Zone?

Hole TU-16-487	SECTION 10+600 EAST Az. 330, Dip -68
41.45 meters @ 1.52 g/t Au and 117.3 g/t Ag	Ixtaca North Zone
Including 4.60 meters @ 6.68 g/t Au and 565.4 g/t Ag	Ixtaca North Zone
And 9.50 meters @ 1.86 g/t Au and 137.8 g/t Ag	Ixtaca North Zone
11.30 meters @ 1.56 g/t Au and 132.4 g/t Ag	Ixtaca North Zone
Including 5.15 meters @ 3.16 g/t Au and 273.7 g/t Ag	Ixtaca North Zone
32.55 meters @ 0.72 g/t Au and 17.4 g/t Ag	Ixtaca North Zone

Hole TU-16-486	SECTION 10+725 EAST Az. 330, Dip -70
105.00 meters @ 1.20 g/t Au and 87.1 g/t Ag	Ixtaca North Zone
Including 5.00 meters @ 1.89 g/t Au and 382.2 g/t Ag	Ixtaca North Zone
And 10.50 meters @ 4.70 g/t Au and 132.3 g/t Ag	Ixtaca North Zone

This drilling demonstrates the continuing expansion of the newly discovered high grade veins in the Ixtaca North Zone, and demonstrates additional resource potential both laterally and at depth. The Company intends to continue its exploration drilling in 2017.

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
Upcoming / Outlook
Almaden has sufficient cash on hand to conduct its development plans for the next fiscal year at Ixtaca. Advanced engineering studies will continue to be the emphasis of this year's work program, as well as preparations necessary to advance permitting activities for the Ixtaca project.  The Company will also continue the exploration drill program to test for additional high grade vein structures immediately adjacent to known mineralisation within and around the Amended PEA pit.
Item 5.  Operating and Financial Review and Prospects

Operating Results
The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2016, 2015, and 2014 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

The Company's consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

The Company is in the business of exploring its principal mineral property in Mexico with the aim of developing it to a stage where it can be exploited at a profit or to arrange joint ventures or other business transactions whereby other companies provide, in whole or in part, funding for development and exploitation. At that stage, the Company's operations would, to some extent, be dependent on the world market prices of any minerals mined. The Company does not have producing properties and operations on its properties.

The Company receives other income from an Administrative Services Agreement with Almadex Minerals Limited.  Under the Agreement, the Company is the sole and exclusive manager of Almadex.  Almadex compensates the Company 30% of the Company's actual monthly cost of rent for any shared facilities, and 30% of any shared personnel's fees and/or wages.  Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.  The Administrative Services Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement.  The Agreement includes a Change of Control clause.  If either party is subject to a Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties.  The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company's engagement and significant disruption to the other party's business.  "Change of Control" means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2016 compared to Fiscal 2015
For the year ended December 31, 2016, the Company recorded a net loss and comprehensive loss of $4,023,504 or $0.05 per share compared to a net loss of $1,477,977 or $0.02 per share for the year ended December 31, 2015.  The increase in net loss of $2,545,527 was primarily a result of the gain recognized in the transfer of spin-out assets to Almadex of $3,115,422 offset by the other comprehensive loss of $333,452 in 2015.

The Company has no revenues from mining operations as it only conducted exploration and development work.  Other income (loss) of $443,504 (2015 – $2,710,588) during the year ended December 31, 2016 consisted mainly of interest income and administrative service fees whereas in 2015, assets spun-out to Almadex generated other sources of income.  Interest income during the year ended December 31, 2016 increased by $246,868 as a result of higher cash balances available for investment.  The administrative service fees in 2016 also increased by $238,374 compared to 2015 as a result of a full year charge whereas in 2015, the Company only earned 5 months of services fees from August 1, 2015 to December 31, 2015.

Operating expenses were $4,467,064 during the year ended December 31, 2016 (2015 - $4,259,713).  The increase operating expenses of $207,351 is mainly the result of higher salaries of $574,494 offset by decreases in professional fees, stock exchange fees, and depreciation as a result of the corporate reorganization completed in 2015.  The increase in salaries was due to the Chairman and the CEO's salaries recorded in salaries and benefits to reflect their functions related to operating a public company rather than general exploration services performed in 2015.  The spin-out transactions in 2015 produced higher operating expenses in professional fees and stock exchange fees.

Fiscal 2015 compared to Fiscal 2014
For the year ended December 31, 2015 ("Fiscal 2015"), the Company recorded a net loss and comprehensive loss of $1,477,977 or $0.02 per share compared to a net loss and comprehensive loss of $14,700,739 or $0.23 per share for the year ended December 31, 2014 ("Fiscal 2014").  The decrease in net loss was primarily a result of a gain on transfer of spin-out assets of $3,115,422 and increased expenses in Fiscal 2014 from impairment charged against its investment in associate of $6,637,288, impairment of exploration and evaluation assets of $2,570,664, and deferred income tax expense of $1,839,482 compared to Fiscal 2015.

The Company has no revenue from mining operations as it only conducts exploration and development work.  Other income (loss) of $2,710,588 during Fiscal 2015 consisted mainly of interest income, administrative service fees collected from Almadex and gain on transfer of spin-out assets.  During Fiscal 2014, the Company recorded other loss of $9,496,172 largely due from impairment of exploration and evaluation assets and impairment of investment in associate.  Income sources in Fiscal 2014 came from interest income, office rental fees and a contract drilling program provided to a third party.

During Fiscal 2015, there was income on exploration and evaluation assets of $32,920 as a result of a Canada Revenue Agency refund through a British Columbia Mining Exploration Tax Credit ("BCMETC") from the Merit project in B.C., Canada that was spun out to Almadex.  During Fiscal 2014, there was an income on exploration and evaluation assets of $55,111 as a result of a reduction of the December 2013 accrual to reverse previous years' exploration costs from a CRA review of Almaden's 2010 and 2011 BCMETC claim from various grassroots projects in B.C., Canada.

Operating expenses were $4,259,713 for Fiscal 2015 (Fiscal 2014 - $3,647,013).  The primary increase in operating expenses resulted from higher professional fees paid for the reorganization, capital market advisory services and different levels of investor relations activities.  Directors fees totalling $48,000 were paid during Fiscal 2015 compared to $48,000 during Fiscal 2014.

General exploration expenses of $432,764 were incurred in Fiscal 2015 compared to $592,105 for Fiscal 2014.  These expenditures vary according to management decisions on work to be done on any property.  Given the market conditions at that time, less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in Fiscal 2015 compared to Fiscal 2014 included impairment of investment in associate, impairment of exploration and evaluation assets, deferred income tax expense, impairment of marketable securities, share-based payments and loss on investment in associate.  During Fiscal 2015, an impairment of investment in associate of $470,700 was recognized (Fiscal 2014 - $6,637,288).  In 2015 it was determined that the decline in value in Gold Mountain's shares was considered to be significant and prolonged, as a result, the Company wrote-down its investment to fair value.  Impairment of exploration and evaluation assets of $97,044 (Fiscal 2014 - $2,570,664) fluctuates period to period based on management's evaluation of the carrying value of each exploration and evaluation asset held at that time.  The deferred income tax recovery of $404,600 (Fiscal 2014 deferred income tax expense - $1,839,482) relates to the Mexican Special Mining Duty ("SMD") associated with the Ixtaca project.  Impairment of marketable securities of $162,000 in Fiscal 2015 (Fiscal 2014 - $405,903) relate to significant or prolonged losses of equity securities held by the Company based on the market value of shares at December 31, 2015.  Share-based payments of $950,740 in Fiscal 2015 (Fiscal 2014 - $565,800) are recognized on the grant of stock options that vested in any period.  During Fiscal 2015 loss on investment in associate of $95,892 (Fiscal 2014 - $135,209) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.

Liquidity and Capital Resources
As at December 31, 2016, the Company's working capital position was $9,293,081.  Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2017 that includes further development of the Ixtaca property.

Management has a proven track record to be able to raise money even in a very challenging financial marketplace as demonstrated by raising $3.4 million in a non-brokered private placement on February 7, 2017.

Fiscal 2016
At the end of Fiscal 2016, the Company had working capital of $9,293,081 including cash and cash equivalents of $9,770,006 compared to working capital of $5,808,473 including cash and cash equivalents of $6,222,778 at the end of Fiscal 2015.  The increase in working capital of $3,484,608 is mainly due to a non-brokered private placement in May 2016 and the exercise of warrants in July 2016.

Management believes that the Company's cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  On May 25, 2016, the Company closed a non-brokered private placement for gross proceeds of $4,359,260.  Furthermore, the Company received $7,130,747 through the exercise of 4,592,667 warrants during 2016.

Cash used in operations during Fiscal 2016 was $2,321,136 (Fiscal 2015 - $3,015,966) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2016 was $5,524,623 (Fiscal 2015 - $4,362,807).  Significant items include expenditures on mineral property interests of $5,177,485 (Fiscal 2015 - $3,668,974) primarily on land acquisition of $1,578,436 (Fiscal 2015 - $831,455) and exploration costs on the Tuligtic property of $3,868,910 (Fiscal 2015 - $3,048,151).  The Company also invested $324,600 (Fiscal 2015 - $692,000) pursuant to the terms of an Asset Purchase Option Agreement dated October 16, 2015 with Alaska Gold Company, LLC and Bering Straits Native Corporation (the "Asset Purchase Option Agreement") in respect of an option on certain mining equipment referred to as the "Rock Creek mill".

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Share issue costs included a finder's fee of $147,925 in cash, and finders' warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018.  The fair value of the finders' warrants was $17,918.  In connection with the private placement, the Company also incurred $119,689 in share issue costs.  These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

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

Trend information
During 2016, prices of precious metals were volatile, with the gold price trading at a low of about US$1,060/ounce in January 2016 and a high of over US$1,360/ounce in July, before finishing the year at US$1,152/ounce. The price of silver followed a similar volatile trajectory, trading at a low of about US$13.80 in January 2016 and a high of over US$20.60 in August, before finishing the year at about US$15.90/ounce. While the volatility of the gold and silver prices contributed to an uncertain environment for mine planning and design, it was a welcome departure from the prolonged period of declining prices witnessed in the prior 3 years and created more favourable financing opportunities for mining and mineral exploration companies.

However, it remains unclear how long the significant volatility in metals prices will continue. In prior years, significant selling on Comex and redemptions from gold and silver funds contributed to the steep reduction in metal prices. These lower prices in turn resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures, including sharply reducing exploration expenditures. The lower price environment also led to large write-downs of assets and recent acquisitions by many companies, and resulted in significant reductions to mineable reserves worldwide. Lower prices also result in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet generally speaking these depleted reserves are not being replaced because of reduced exploration efforts over the past several years.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity.  With the recovery in the precious metals markets and related improved financing climate, in 2016 we saw many large miners return to exploration after a prolonged reduction in activity. However, in the wake of the difficult operating environment up until mid-2016, most of these companies are still quite risk-averse and as a result, what exploration is taking place is focused near their own mine operations in an attempt to replace the depleted reserves, and very little early-stage, regional exploration is being supported by them. For the same reason, M&A activity has been muted as a number of miners are still working through acquisitions which were predicated on higher metal prices, while others are fully occupied optimizing their existing mine plans in a highly volatile environment.

Much of the volatility in precious metals prices is caused by uncertainties regarding economic growth of the major economies and the policy response of central bankers to the economic environment. Geopolitical uncertainty has also increased recently with new leadership in the United States questioning the utility of long-established international political and economic unions. Currency markets are responding with increased volatility, as witnessed by the 17% decrease in the Mexican peso versus the United States dollar in 2016. Given that varying proportions of the costs of production in mining operations are valued in the local currencies, whereas the metals themselves are generally sold in U.S. dollars, currency exchange rates can have a significant impact on operating conditions.

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

The world may be slow to find direction within the current climate, and a further deterioration of these conditions remains a serious threat. If such deterioration occurs, and depending on the policy response of domestic governments, lower industrial activity may be the result and this could lower the demand for base metals, although management believes that precious metals will continue to be in demand as a store of value.

The Company plans to continue its work programs on the Ixtaca project with the aim of it developing into one of the more attractive advanced projects in the world in the expectation that the markets for gold and silver projects will improve.

Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed below.

Contractual Obligations
The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on August 30, 2017.  On January 2017, the Company signed a new office lease effective April 1, 2017 through to March 31, 2022. The Company does have government requirements in work and/or taxes to maintain other claims held.  The decision to keep or abandon such claims is not contractual but at the discretion of the Company.  All other property option payments on the Company's projects have been assumed by third parties who are earning their interests in the projects.

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each.  Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each.  The Chairman's contract and the President's contract were amended April 1, 2016.  Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer ("CFO") entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Vice President, Corporate Development ("VP") entered into an Employment Agreement for an indefinite term.  Effective January 1, 2016, the Chairman's and President's base salaries ("Base Salary") were $240,000 and $265,000, respectively, and the CFO's and VP's Base Salaries were $185,000 and $175,000, respectively.  Table No. 4 lists the total contractual obligations as at December 31, 2016 for each period.  Under an Administrative Services Agreement between the Company and Almadex Minerals Limited, the Company provides management services to Almadex.  Almadex compensates the Company 30% of any shared personnel remuneration and office overhead expenses.  Therefore, Almaden currently recovers 30% of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

Table No. 4
Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$ 830,124	$182,890	$299,294	$309,188	$38,752
Executive contracts(1)	$1,810,000	$545,000	$785,000	$480,000	-

(1)  Pursuant to the terms of the Administrative Services Agreement between the Company and Almadex Minerals Limited, the Company currently recovers 30% of the contractual compensation amounts for the Chairman and Chief Executive Officer, as the executive contracts for the CFO and VP are not considered long term contractual obligations of the Company.

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

Critical Judgments

o
The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, "The Effect of Changes in Foreign Exchange Rates".  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale.

Estimates

o	The recoverability of amounts receivable which are included in the consolidated statements of financial position;
o
The carrying value of investment in associate, and the estimated annual gains or losses from income and dilution, and the recoverability of the carrying value which is included in the consolidated statements of financial position;

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the profit or loss;
o	The value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position;
o
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;

o	The provision for income taxes which is included in the profit or loss and the composition of deferred income tax assets and liabilities included in the consolidated statement of financial position.
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

Item 6.     Directors, Senior Management and Employees

Table No. 5 lists the directors and senior management of the Company as of March 28, 2017.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  All directors are residents and citizens of Canada.

Table No. 5
Directors of the Company
Name	Age	Date First Elected or Appointed
James Duane Poliquin	76	February 1, 2002(4)
John D. McCleary(2)(3)	76	February 1, 2002(4)
Morgan Poliquin	45	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	71	February 1, 2002(4)
Mark T. Brown (1)(3)	48	30-May-11
William J. Worrall(1)(2)(3)	84	7-May-13
David Strang(5)	48	8-Aug-16
  (1)  Member of Audit Committee
  (2)  Member of Nominating and Corporate Governance Committee
  (3)  Member of Compensation Committee
  (4)  Date of issue of the Certificate of Amalgamation
  (5)  David Strang was appointed a Director of the Company on August 8, 2016 following the resignation of Joseph Montgomery

Duane Poliquin was a director of Almaden Resources Corporation since September 1980, Jack McCleary since June 1991 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996, Joseph Montgomery since July 2000 and Gerald G. Carlson since July 1998.

Table No.6 lists the Executive Officers of the Company as of March 28, 2017.  The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described.  All Executive Officers are residents and citizens of Canada.

Table No. 6
Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	76	February 1, 2002 (4)
Morgan Poliquin	President and Chief Executive Officer	45	March 1, 2007
Korm Trieu	Chief Financial Officer	51	May 30, 2011
Douglas McDonald	Vice-President, Corporate Development	48	September 22, 2014
(4)  Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits.  Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career.  He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada.  Mr. Poliquin spends virtually all of his time on the affairs of the Company and Almadex Minerals Limited of which he also serves as Chairman of the Board and a director.

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

Morgan Poliquin is a registered professional geological engineer with over 20 years' experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994).  In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter.  He is President and CEO of the Company and oversees corporate matters as well as directing the Company's exploration program.  Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company in Almaden and Almadex Minerals Limited of which he also serves as President, CEO and a director.

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 40 years.  Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College.  He is President, CEO and a director of Pacific Ridge Exploration Ltd., a gold and zinc exploration company listed on the TSX-V.  He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum.  Mr. Carlson spends less than 5% of his time on the affairs of the Company.

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and earned a Bachelor's Degree in Commerce from the University of British Columbia in 1990.  Mr. Brown received his Chartered Accountant's designation in 1993 while working at Price Waterhouse, Chartered Accountants.  From 1994 to 1997, he was the controller of two TSE (now TSX) 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually.  At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies.  Mr. Brown spends approximately 5% of his time on the affairs of the Company.  He also serves as a director and executive chairman of Alianza Minerals Ltd. and Avrupa Minerals Ltd., both mineral exploration companies listed on the TSX-V.  Mr. Brown also serves as a director and/or Chief Financial Officer of the following companies:

a.	Director - Big Sky Petroleum Ltd., an oil and gas company listed on the TSX-V.
b.	Director - Galileo Petroleum Ltd., an oil and gas exploration company listed on the TSX-V.
c.	Director - Strategem Capital Corp., an investment issuer listed on the TSX-V.
d.	Director - Sutter Gold Mining Ltd., a gold exploration company listed on the TSX-V.
e.	Director - Paget Minerals Ltd., an exploration company listed on the TSX-V.
f.	Director - Almadex Minerals Limited, an exploration company listed on the TSX-V.
g.	Chief Financial Officer - Affinor Growers Ltd., an agricultural technology company listed on the CNSX.
h.	Chief Financial Officer - Adamera Minerals Corp., an exploration company listed on the TSX-V.

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

David Strang holds a Bachelor of Science in Applied Earth Sciences from Stanford University.  David serves as Director, CEO and President of Ero Copper Corporation.  Previously, David served as Director, CEO and President of Lumina Copper Corp. and Lumina Royalty Corp.  He also served as CEO and President of Global Copper Corp. and Lumina Resources Corp.  Mr. Strang spends less than 5% of his time on the affairs of the Company.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 15 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors.  From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company.  Mr. Trieu spends approximately all of his business time on the affairs of the Company and Almadex Minerals Limited of which he is also the Chief Financial Officer.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 18 years of experience in the resource, foreign trade and resource policy arenas.  Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities, and assisted them in accessing capital markets.  He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry.  Mr. McDonald spends all of his business time on the affairs of the Company and Almadex Minerals Limited of which he is also a director and the Vice President, Corporate Development.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer.  Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2016, the Chairman was remunerated at hi Based Salary of $240,000 per annum and the Chief Executive Officer was remunerated at his Base Salary of $265,000 per annum.  The Chief Executive Officer's employment contract includes terms for two additional successive terms of 24 months each (the "Extended Term") ending December 31, 2018.  Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual consent with the Company and the Chairman entered into a new employment contract directly with the Company.  The new employment contract includes a Base Salary of $240,000 per annum and has an effective date of January 1, 2016.  It has an initial two-year term and is renewable for two additional successive terms of 24 months each (the "Extended Term") ending December 31, 2021.

During Fiscal 2016, the Chief Financial Officer ("CFO") was remunerated at his base salary of $185,000, and the Vice President, Corporate Development ("VP") was remunerated at his base salary of $175,000 per annum.  Each of the CFO's and VP's employment agreements have indefinite terms.

Under an Administrative Services Agreement between the Company and Almadex Minerals Limited, the Company provides management services to Almadex.  Almadex compensates the Company 30% of any shared personnel remuneration and office overhead expenses.  Therefore, Almaden currently recovers 30% of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

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

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2016 was $796,475 (Fiscal 2015 - $789,408) after recovery by the Company of 30% of executive officer compensation pursuant to the terms of the Administrative Services Agreement between the Company and Almadex Minerals Limited.

Table No. 7
Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary(1)	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2016 2015 2014	$168,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	550,000 485,000 Nil	Nil Nil Nil	Nil $193,333(2) $240,000(2)
Morgan Poliquin President, Chief Executive Officer & Director	2016 2015 2014	$185,500 $231,875 $265,000	$92,750 Nil Nil	Nil Nil Nil	Nil Nil Nil	700,000 965,000 400,000	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	218,000 207,000 Nil	Nil Nil Nil	$10,000(3)(5) $10,000(3)(5) $10,000(3)(5)
Joseph Montgomery Former Director(10)	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 145,000 Nil	Nil Nil Nil	$7,000(3) $7,000(3) $10,000(3)(4)
Gerald G. Carlson Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 237,000 50,000	Nil Nil Nil	$7,000(3) $7,000(3) $7,000(3)
Barry W. Smee Former Director(8)	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $7,000(3) $7,000(3)
Mark T. Brown Director,	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	68,000 232,000 25,000	Nil Nil Nil	$10,000(3)(4) $11,200(3)(4)(6) $7,000(3)
William J. Worrall Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	5,000 145,000 Nil	Nil Nil Nil	$7,000(3) $7,000(3) $4,550(3)
James E. McInnes Former Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $2,450(3)
David Strang(11) Director	2016	Nil	Nil	Nil	Nil	400,000	Nil	Nil
Korm Trieu Chief Financial Officer	2016 2015 2014	$129,500 $161,875 $185,000	$38,850 Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 145,000 50,000	Nil Nil Nil	Nil Nil Nil
Dione Bitzer Former Controller(9)	2016 2015 2014	Nil Nil $87,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas McDonald Vice President, Corporate Development	2016 2015 2014	$122,500 $153,125 $48,125(7)	$18,375 Nil Nil	Nil Nil Nil	Nil Nil Nil	170,000 130,000 150,000	Nil Nil Nil	Nil Nil Nil
(1)
Since the effectiveness of the Plan of Arrangement with Almadex on July 31, 2015, Almadex has compensated the Company 30% of any shared personnel's fees and/or wages.  The above table reflects only the compensation for each individual paid by Almaden after recovery of such 30% from Almadex.

(2)
For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.  Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual agreement.

(3)	Director's fees.
(4)	Audit Committee Chairman's fees.
(5)	Compensation Committee Chairman's fees.
(6)	For administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.
(7)	Commenced employment on September 22, 2014.
(8)	Barry Smee resigned as a Director of the Company effective January 31, 2015.
(9)	Dione Bitzer was not nominated as an officer in Fiscal 2015 and resigned on July 31, 2016.
(10)	Joseph Montgomery resigned as a Director of the Company effective August 8, 2016.
(11)	David Strang commenced as a Director of the Company effective August 8, 2016.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1) Chairman

The Company entered into a new Executive Employment Contract (the "DP Agreement") dated January 1, 2016, as amended by Amending Agreement dated April 1, 2016 (the "DP Agreement") between the Company and Duane Poliquin (the "Executive" under the DP Agreement) which replaces an expired Executive Compensation Contract dated January 29, 2013 (the "HMR Agreement") between the Company and Hawk Mountain Resources Ltd. ("Management Company"), a private company of which Duane Poliquin (the "Executive" under the HMR Agreement) is a shareholder, which was terminated by mutual agreement on December 31, 2015.  The DP Agreement will terminate or may be terminated for any one of the following reasons:

(a)	Voluntarily by the Executive, upon at least three (3) months prior written notice of termination by the Executive to the Company; or
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

Termination Following Change in Control

For purposes of the DP Agreement, a Change in Control shall be deemed to have occurred if:

(i)
any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)
during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)
the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv)
the business or businesses of the Company for which the Executive's services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company's assets.

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

(iv)
the failure by the Company to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of services with the Company; or

(v)
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the DP Agreement or, if the business of the Company for which the Executive's services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, remuneration and benefits for the Executive as provided immediately prior to the Change in Control.

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

(2) President & CEO

The Executive Employment Contract dated January 29, 2013, as amended by Amending Agreement dated April 1, 2016 (the "MP Agreement") between the Company and Morgan Poliquin (the "Executive" under the MP Agreement) will terminate or may be terminated for any one of the following reasons:

(a)	voluntarily by the Executive, upon at least three (3) months prior written notice of termination by the Executive to the Company; or
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

Termination Following Change in Control

For purposes of the MP Agreement, a Change in Control shall be deemed to have occurred if:

(i)
any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)
during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)
the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv)
the business or businesses of the Company for which the Executive's services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company's assets.

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

(iv)
the failure by the Company to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Company; or

(v)
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the MP Agreement or, if the business of the Company for which the Executive's services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

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

(3) CFO

The Employment Agreement dated May 24, 2011 as amended April 1, 2016 (the "KT Agreement") between the Company and Korm Trieu (the "Employee" under the KT Agreement) may be terminated for any one of the following reasons:

(a)	voluntarily by the Employee, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)	by the Company for cause; or
(c)	voluntarily by the Employee, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(d)	upon the physical and/or mental impairment of the Employee.

Termination by the Employee Voluntarily or by the Company for Cause

If the Employee shall voluntarily terminate employment under the KT Agreement or if the employment of the Employee is terminated by the Company for cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Employee's employment shall mean:

(a)
the repeated and demonstrated failure by the Executive to perform the Employee's material duties under the KT Agreement, after demand for substantial performance is delivered by the Company to the Employee that specifically identifies the manner in which the Company believes the Employee has not substantially performed the Employee's duties under the KT Agreement; or

(b)	the willful engagement by the Employee in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Employee of the provisions of the KT Agreement; or
(d)	the Employee is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company elects to terminate the Employee's employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments at the Company's discretion, a severance payment equal to twelve (12) months of the Employee's then current Based Salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee's employment for physical and/or mental impairment, the Company's financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee's employment for no reason.

Termination Following Change in Control

For purposes of the KT Agreement, a change in control shall be deemed to have occurred if:

(i)
any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)
during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)
the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv)
the business or businesses of the Company for which the Employee's services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company's assets.

Notwithstanding any other provisions in the KT Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the KT Agreement, upon the termination of the Employee's employment (unless such termination is because of the Employee's Death or Disability, by the Company for cause or by the Employee other than for "Good Reason", as defined below) the Employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to two (2) times the Employee's then current Base Salary.

For purposes of the KT Agreement, "Good Reason" shall mean, without the Employee's express written consent, any of the following:

(i)
the assignment to the Employee of any duties inconsistent with the status or authority of the Employee's office, or the Employee's removal from such position, or a substantial alteration in the nature or status of the Employee's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)
a reduction by the Company in the Employee's Base Salary as in effect on the date of the KT Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Employee's Base Salary as provided for in the KT Agreement or at a rate commensurate with that of other key employees of the Company;

(iii)
the relocation of the office of the Company where the Employee is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Employee's business travel obligations prior to the Change in Control);

(iv)
the failure by the Company to continue to provide the Employee with benefits at least as favourable as those enjoyed by the Employee prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Employee of any material fringe benefit enjoyed by the Employee at the time of the Change in Control, or the failure by the Company to provide the Employee with the number of entitled vacation days to which the Employee has earned on the basis of years of service with the Company; or

(v)
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the KT Agreement or, if the business of the Company for which the Employee's services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Employee with the same or a comparable position, duties, salary and benefits as provided to the Employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the KT Agreement, the Employee shall be entitled to terminate the Employee's employment for Good Reason.

The Employee's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Employee's employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

(4) Vice President, Corporate Development

The Employment Agreement dated September 22, 2014 as amended April 1, 2016 (the "DM Agreement") between the Company and Douglas McDonald (the "Employee" under the DM Agreement) may be terminated for any one of the following reasons:

(a)	voluntarily by the Employee, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)	by the Company for cause; or
(c)	without cause, upon payment of twelve (12) months of the Employee's then current Base Salary to the Employee; or
(d)	upon the physical and/or mental impairment of the Employee.

Termination by the Employee Voluntarily or by the Company for Cause

If the Employee shall voluntarily terminate employment under the DM Agreement or if the employment of the Employee is terminated by the Company for cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Employee's employment shall mean:

(a)
the repeated and demonstrated failure by the Employee to perform the Employee's material duties under the DM Agreement, after demand for substantial performance is delivered by the Company to the Employee that specifically identifies the manner in which the Company believes the Employee has not substantially performed the Employee's duties under the DM Agreement; or

(b)	the willful engagement by the Employee in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Employee of the provisions of the DM Agreement; or
(d)	the Employee is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company elects to terminate the Employee's employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments at the Company's discretion, a severance payment equal to twelve (12) months of the Employee's then current Base Salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee's employment for physical and/or mental impairment, the Company's financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee's employment for no reason.

Termination Following Change in Control

For purposes of the DM` Agreement, a change in control shall be deemed to have occurred if:

(i)
any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)
during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)
the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv)
the business or businesses of the Company for which the Employee's services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company's assets.

Notwithstanding any other provisions in the DM Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the DM Agreement, upon the termination of the Employee's employment (unless such termination is because of the Employee's Death or Disability, by the Company for cause or by the Employee other than for "Good Reason", as defined below) the Employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to two (2) times the Employee's then current Base Salary.

For purposes of the DM Agreement, "Good Reason" shall mean, without the Employee's express written consent, any of the following:

(i)
the assignment to the Employee of any duties inconsistent with the status or authority of the Employee's office, or the Employee's removal from such position, or a substantial alteration in the nature or status of the Employee's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)
a reduction by the Company in the Employee's Base Salary as in effect on the date of the DM Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Employee's Base Salary as provided for in the DM Agreement or at a rate commensurate with that of other key employees of the Company;

(iii)
the relocation of the office of the Company where the Employee is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Company's requiring the Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company's business to an extent substantially consistent with the Employee's business travel obligations prior to the Change in Control);

(iv)
the failure by the Company to continue to provide the Employee with benefits at least as favourable as those enjoyed by the Employee prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Employee of any material fringe benefit enjoyed by the Employee at the time of the Change in Control, or the failure by the Company to provide the Employee with the number of entitled vacation days to which the Employee has earned on the basis of years of service with the Company; or

(v)
the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the DM Agreement or, if the business of the Company for which the Employee's services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Employee with the same or a comparable position, duties, salary and benefits as provided to the Employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the DM Agreement, the Employee shall be entitled to terminate the Employee's employment for Good Reason.

The Employee's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Employee's employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant.  Market Price is the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period.  All options granted during Fiscal 2016, Fiscal 2015 and Fiscal 2014 vested on the date granted.  Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 28, 2017 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8
Stock Options Outstanding
Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin,	100,000	$1.91	05/04/17
Chairman of the Board & Director	165,000	0.74	08/26/17
	500,000	1.44	06/08/18
	50,000	1.85	09/15/18
	100,000	0.72	12/11/18
	300,000	1.34	07/02/19

Morgan Poliquin	315,000	0.74	08/26/17
President, Director &	500,000	2.31	09/11/17
Chief Executive Officer	700,000	1.44	06/08/18
	300,000	0.72	12/11/18
	250,000	1.04	01/02/19
	150,000	1.32	07/02/19
	350,000	1.34	07/02/19

Jack McCleary	25,000	1.91	05/04/17
Director	100,000	1.44	06/08/18
	68,000	1.91	08/09/18
	50,000	1.85	09/15/18
	207,000	1.35	03/17/19

Gerald G. Carlson	25,000	1.91	05/04/17
Director	115,000	0.74	08/26/17
	50,000	1.44	06/08/18
	50,000	1.85	09/15/18
	72,000	0.72	12/11/18
	50,000	1.04	01/02/19
	50,000	1.34	07/02/19

Mark T. Brown	25,000	1.91	05/04/17
Director	115,000	0.74	08/26/17
	100,000	2.22	11/22/17
	50,000	1.44	06/08/18
	18,000	1.91	08/09/18
	25,000	1.04	01/02/19
	117,000	1.34	07/02/19

William J. Worrall	115,000	0.74	08/26/17
Director	250,000	1.46	06/18/18
	5,000	1.91	08/09/18
	30,000	0.72	12/11/18

David Strang	400,000	1.91	08/09//2018
Director

Korm Trieu	75,000	1.98	06/08/17
Chief Financial Officer	115,000	0.74	08/26/17
	75,000	1.74	04/04/18
	150,000	1.44	06/08/18
	30,000	0.72	12/11/18
	50,000	1.04	01/02/19

Douglas McDonald	100,000	0.74	08/26/17
Vice President, Corporate Development	20,000	1.44	06/08/18
	30,000	0.72	12/11/18
	150,000	1.68	12/11/18
Total Directors/Officers (9 persons)	6,687,000
Total Employees/Consultants (15 persons)	1,368,000
Total Directors/Officers/Employees/Consultants	8,055,000

No funds were set aside or accrued by the Company during Fiscal 2016 to provide pension, retirement or similar benefits for directors or executive officers.
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

In the Fiscal year ended December 31, 2016 there were six (6) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company's affairs and in light of opportunities or risks which the Company is subject to.  Table No. 9 indicates the number of meetings attended by each director.
Table No. 9
Meetings Attended

Director	Number
Duane Poliquin	6
Morgan Poliquin	6
Jack McCleary	6
Joseph Montgomery(1)/David Strang(2)	3 / 1
Gerald G. Carlson	5
Mark T. Brown	5
William J. Worrall	6

(1)	Prior to August 8, 2016.
(2)	After August 8, 2016 and attended the only meeting called since his appointment on November 8, 2016.

The Chairman is the chair of meetings of the Board of directors and is not an independent director.  Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2016, six (6) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE MKT Company Guide Rules.  The current Board is composed of seven members.  The Board has determined that a majority of directors, namely 5 directors, are independent - Jack McCleary, David Strang, Gerald Carlson, William J. Worrall, and Mark T. Brown.  Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chairman and Chief Executive Officer/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company.  The basis for determination of independence is under Canadian securities instrument NI 52-110 and NYSE MKT Exchange Company Guide Rules.

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

Board Committees
The Board currently has three committees: the Audit Committee, the Nomination and Corporate Governance Committee and the Compensation Committee.  Each member of each committee is an independent director.  Each committee is responsible for determining its own rules of procedure and may, from time to time, develop written descriptions for the responsibilities of the chair of such committee.  No written position descriptions have yet been developed.

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

Audit Committee
The members of the Audit Committee are Messrs. William Worrall, Gerald Carlson and Mark T. Brown.  The Audit Committee met four (4) times during Fiscal 2016.  The full text of the initial Audit Committee Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004.  After review, the charter was altered to more properly define the functions of the Audit Committee.  The revised charter is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee
The members of the Nominating and Corporate Governance Committee are Jack McCleary, William Worrall and Gerald Carlson.  The Nominating and Corporate Governance Committee met one (1) time during Fiscal 2016.  The full text of the initial Corporate Governance Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004.  After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee.  The revised Responsibilities and Duties is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Compensation Committee
The members of the Compensation Committee are Jack McCleary, William Worrall, Mark T. Brown and Gerald Carlson.  The Compensation Committee met six (6) times during Fiscal 2016 with Jack McCleary and William Worrall attending all six (6) meetings and with Mark T. Brown and Gerald Carlson attending five (5) of the six (6) meetings.  The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Orientation and Continuing Education
The Nomination and Corporate Governance Committee is responsible for recommending to the Board an orientation and education program for new directors.

Director Term Limits and other Mechanisms of Board Renewal
The Company has not adopted term limits or other mechanisms for Board renewal.  The Company does not consider it is yet appropriate to force any term limits or other mechanisms of Board renewal at this time.

Policies Regarding the Representation of Women on the Board
The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the "Diversity Policy").  The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity.  In addition, when assessing and identifying potential new members to join the Board or the Company's executive team, the Board will consider the current level of diversity on the Board and the executive team.  As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process
Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board.  The Company will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration Given to the Representation of Women in Executive Officer Appointments
Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the Company's executive officer positions when identifying and nominating candidates for appointment as executive officers.  The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date.  The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Number of Women on the Board and in Executive Officer Positions
As at the date of this Form 20-F Annual Report, none of the Company's directors or executive officers are women.

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

Employees
As of December 31, 2016, the Company operated with nine people in Canada, of which six are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the U.S. or Mexico.  None of the Company's employees are covered by a collective bargaining agreement.

Share Ownership
Table No. 10 lists, as of March 28, 2017, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Table No. 10
Shareholdings of Directors and Executive Officers
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,814,036(1)10)	4.18%
Common	Morgan Poliquin	4,238,117(2)(10)	4.59%
Common	Jack McCleary	797,711(3)	0.88%
Common	Gerald G. Carlson	439,700(4)	0.49%
Common	David Strang	400,000(5)	0.44%
Common	Mark T. Brown	495,000(6)	0.55%
Common	William J. Worrall	412,500(7)	0.46%
Common	Korm Trieu	502,500(8)	0.56%
Common	Doug McDonald	364,449(9)	0.40%
Common	Total Directors/Officers	11,464,013	12.55%

(1)
Of these shares 1,215,000 represent currently exercisable stock options, 300,000 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

(2)	Of these shares 2,565,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 450,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 412,000 represent currently exercisable stock options.
(5)	Of these shares 400,000 represent currently exercisable stock options.
(6)
Of these shares 450,000 represent currently exercisable stock options. 20,000 of these shares are held indirectly by Pacific Opportunity Capital Ltd. ("POC"), a company controlled by Mr. Brown and his family.

(7)	Of these shares 400,000 represent currently exercisable stock options.
(8)	Of these shares 495,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu's wife.
(9)	Of these shares, 300,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(10)
Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 6,979,275 of the Company's common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 392,767 of the Company's common shares.

*Based on 89,805,481 shares outstanding as of March 28, 2017 and stock options and warrants held by each beneficial owner.

Item 7.     Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company.  Table No. 11 lists, as of March 28, 2017, the only persons or companies beneficially owning more than 5% of the Company's voting securities.

Table No. 11
Shareholdings of Beneficial Owners
Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	3,814,036(1)(3)	4.18%
Common	Morgan Poliquin	4,238,117(2)(3)	4.59%
(1)
Of these shares 1,215,000 represent currently exercisable stock options, 300,000 represent currently exercisable warrants and 69,300 of these shares are held indirectly by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

(2)	Of these shares 2,565,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)
Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 6,979,275 of the Company's common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 392,767 of the Company's common shares.

*Based on 89,805,481 shares outstanding as of March 28, 2017 and stock options and warrants held by each beneficial owner.

Related party transactions
Certain geological, technical, professional and general and administrative services were provided to the Company by the Chairman and/or a company controlled by Duane Poliquin operated through Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

The costs of such services for Fiscal 2016 ended December 31, 2016 were $168,000, Fiscal 2015 ended December 31, 2015 were $193,333, and Fiscal 2014 ended December 31, 2014 were $240,000.

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
Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (effective September 22, 2014). The aggregate compensation paid or payable to key management for services is as follows, after recovery of 30% of executive officer compensation from Almadex Minerals Limited:

	February 28, 2017	December 31, 2016	December 31, 2015		December 31, 2014
Salaries, fees and benefits	$156,833	$755,475	$740,208	(i)	$738,125	(i)
Share-based payments	536,400	1,537,060	725,165		469,500
Directors' fees	70,000	41,000	48,000		48,000
	$763,233	$2,333,535	$1,513,373		$1,255,625

(i)
For the year ended December 31, 2015 and December 31, 2014, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $193,333 and $240,000 respectively for geological services provided to the Company and is recorded in general exploration expenses.

(b)	Almadex Minerals Limited ("Almadex")

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the year ended December 31, 2016, the Company received $464,498 (2015 - $181,405; 2014 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2016, the Company accrued $63,429 (2015 - $78,511) payable to Almadex for drilling equipment rental services in Mexico.

At December 31, 2016, included in accounts receivable is $149,429 (2015 - $41,840) due from Almadex.

(c)	Other related party transactions

(i)  ATW Resources Ltd. ("ATW")

Almaden owned a 50% interest in this company which holds title in trust for the ATW project.

(ii)  Other

(a)	During the year ended December 31, 2016, the Company paid a company controlled by a Mark Brown $Nil (2015 - $1,200; 2014 - $Nil) for administrative services provided to the Company.

(b)
During the year ended December 31, 2016, the Company employed the Chairman's daughter for a salary of $38,800 less statutory deductions (2015 - $43,225; 2014 - $34,050) for marketing and administrative services provided to the Company.

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

Table No. 12
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Year Ended	High	Low
12/31/2016	$1.88	$0.50
12/31/2015	1.27	0.48
12/31/2014	1.94	0.86
12/31/2013	3.25	1.03
12/31/2012	3.33	1.55

Table No. 13
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Year Ended	High	Low
12/31/2015	$2.44	$0.73
12/31/2015	1.57	0.65
12/31/2014	2.11	1.02
12/31/2013	3.19	1.08
12/31/2012	3.31	1.56

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Quarter Ended	High	Low
12/31/2016	$1.54	$0.75
9/30/2016	1.88	1.3
6/30/2016	1.67	0.65
3/31/2016	0.81	0.5
12/31/2015	0.73	0.5
9/30/2015	0.85	0.51
6/30/2015	0.95	0.75
3/31/2015	1.27	0.82
12/31/2014	1.35	0.86
9/30/2014	1.64	1.27
6/30/2014	1.52	1.27
3/31/2014	1.94	1.17

Table No. 15
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Quarter Ended	High	Low
12/31/2016	$1.97	$1.01
09/30/2016	2.44	1.70
06/30/2016	2.17	0.88
03/31/2016	1.12	0.73
12/31/2015	1.10	0.67
09/30/2015	1.06	0.65
06/30/2015	1.16	0.92
03/31/2015	1.57	1.09
12/31/2014	1.48	1.02
09/30/2014	1.80	1.38
06/30/2014	1.64	1.37
03/31/2014	2.11	1.25

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16
Almaden Minerals Ltd.
Stock Trading Activity
NYSE MKT
(expressed in US$)

Month Ended	High	Low
2/28/2017	$1.30	$1.02
1/31/2017	1.11	0.95
12/31/2016	1.20	0.75
11/30/2016	1.54	1.04
10/31/2016	1.40	1.17
9/30/2016	1.75	1.30

Table No. 17
Almaden Minerals Ltd.
Stock Trading Activity
The Toronto Stock Exchange
(expressed in C$)

Month Ended	High	Low
2/28/2017	$1.70	$1.33
1/31/2017	1.45	1.27
12/31/2016	1.60	1.01
11/30/2016	1.97	1.40
10/31/2016	1.85	1.56
9/30/2016	2.22	1.71

The closing price of the Company's common stock was $1.09 (US$) on the NYSE MKT and $1.48 (C$) on TSX on February 28, 2017.

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

On February 28, 2017, the shareholders' list for the Company's common shares showed 239 registered shareholders and 89,598,481 shares outstanding.  190 of these registered shareholders are U.S. residents, owning 19,674,581 shares representing 22% of the issued and outstanding shares of common stock.  36 of these registered shareholders are Canadian residents, owning 69,029,771 shares representing 77% of the issued and outstanding shares of common stock.  13 of these registered shareholders are of other countries, owning 1,026,978 shares representing 1% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 28, 2017:

Table No. 18
Shares Issued to March 28, 2017

Number
Balance, December 31, 2016	86,165,443
Balance, March 28, 2017	89,805,481

Item 10.      Additional Information

Flow-Through Shares
The Company's common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company's common shares.  There were no flow-through shares issued in Fiscal 2016, Fiscal 2015 and Fiscal 2014.  In Fiscal 2011, the Company issued 100,000 flow-through shares.  Flow-through shares differ from other common shares in one aspect only, namely the tax benefits connected with the expenditures associated with the funds raised through the sale of  flow through shares flow through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares must expend the funds on qualifying natural resources exploration in Canada.  These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

3.  Executive Compensation Contract dated effective as of January 29, 2013 as amended by Amending Agreement dated April 1, 2016 between the Company and Morgan Poliquin ("Poliquin") whereby Poliquin agrees to provide the services of President and Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $265,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013 and of the Amending Agreement as an exhibit of this 20-F Annual Report.

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

7.   Arrangement Agreement dated May 11, 2015 to spinout, pursuant to a statutory Plan of Arrangement, Almaden's early stage exploration projects, royalty interests and other non-core assets into a new public Company called Almadex.  On July 31, 2015, all conditions to the statutory Plan of Arrangement regarding the spinout were satisfied or waived and the spinout was effective.  Almaden's shareholders approved the Plan of Arrangement and exchanged their existing common shares of Almaden for one "new" Almaden common share and 0.6 common share of Almadex.  The full text of the Arrangement Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

8.   Administrative Services Agreement between the Company and Almadex Minerals Limited ("Almadex") dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the "Agreement").  Under the Agreement, the Company provides management services to Almadex as the sole and exclusive manager, including the authority to manage the assets, operations, business, and administrative affairs of Almadex.  Almadex compensates the Company 30% of the Company's actual monthly cost of rent for any shared facilities, and 30% of any shared personnel's fees and/or wages.  Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.  The Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement and include a Change of Control clause.  If either party is subject to Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties.  The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company's engagement.  "Change of Control" means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.  The full text of the Administrative Services Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

9.   Termination Agreement dated effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. for the services of Duane Poliquin as Executive Chairman.  The full text of the Termination Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

10.   Executive Employment Contract dated effective as of January 1, 2016 between the Company and Duane Poliquin to serve as Executive Chairman for a term of 2 years, renewable for two additional successive terms of 24 months, for remuneration of $240,000 per annum.  The full text of the Executive Compensation Contract is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016 and of the Amending Agreement as an exhibit to this 20-F Annual Report.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

The Company's primary mineral exploration properties are located in Mexico.  As a Canadian company, Almaden's cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso.  Therefore, the Company is exposed to some exchange rate risk.  The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk.  A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company's net loss by $165,000.  A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company's net loss by $6,400.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.      Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or "Exchange Act") as of December 31, 2016.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company's management's assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016.  In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management concluded that, as of December 31, 2016, the Company's internal control over financial reporting was effective.

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2016 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company's Board of Directors has determined that Mr. Mark T. Brown is the Company's audit committee financial expert.  Mr. Brown has extensive business and financial experience.  He has served as a director of a number of other publicly traded companies over the past 20 years, and currently serves as a director of eight other publicly traded mineral exploration companies.  Mr. Brown is independent as defined by Section 803(B) of the NYSE MKT Listing Standards.

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

Item 16C.     Principal Accountant Fees and Services

Audit Committee's pre-approval policies and procedures
The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson & Company LLP. Any services provided by Davidson & Company LLP that are not specifically included within the scope of the audit must be preapproved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services before the completion of the engagement.

Table No. 19 lists the aggregate fees billed or estimated for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19
Principal Accountant Fees

	December 31, 2016	December 31, 2015
Audit fees	$38,000	$134,232
Audit-related fees	4,330	20,686
Tax fees	-	28,623
Other fees	-	-

Fiscal 2016 and Fiscal 2015 audit fees relate to the annual audit of the Company's consolidated financial statements, effectiveness of the Company's internal control over financial reporting and review of the Form 20-F.  Audit-related fees relate to accounting advisory services.  Tax fees relate to the completion of income tax returns and tax consulting services.  Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

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

During the two most recent fiscal years, there were no disagreements between the Company and the current or former auditors.  The accountant's report on the financial statements for each of the two most recent fiscal years contained no adverse opinions or disclaimer of opinions.  The Company did not consult with Davidson & Company LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Deloitte LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company.  A copy of this letter has been filed as an exhibit to the Company's fiscal 2015 Form 20-F Annual Report filed with the Commission on March 31, 2016.

Item 16G.    Corporate Governance
The Company's class of common shares is listed on the NYSE MKT and the Toronto Stock Exchange.  Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors be "independent" as defined by the NYSE MKT Company Guide Rules.  Currently, as permitted under applicable Canadian regulations, the Company's Board consists of 7 directors, of which 5 are considered to be "independent."  In the opinion of management, the Company's corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

Item 16H.    Mine Safety Disclosure
Not applicable.
PART III

Item 17.     Financial Statements

The Company has provided financial statements pursuant to Item 18 of this Form 20-F.

Item 18.    Financial Statements

The Company's consolidated financial statements and notes thereto are expressed in Canadian Dollars (CDN$) and are prepared in accordance and compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Item 19.     Exhibits

A.  The financial statements and notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements
Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 29, 2017
Consolidated statements of financial position at December 31, 2016 and 2015
Consolidated statements of comprehensive loss for the years ended December 31, 2016, 2015 and 2014
Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014
Consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014
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
4.4
Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren
- Incorporated by reference to the Company's Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company's statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.
4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.
4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.
4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. and filed with the Commission on March 31, 2016.
4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.
4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016 and filed with the Commission on March 31, 2016.
4.11	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013.
4.12	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016.
5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
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

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2016, 2015 and 2014

Almaden Minerals Ltd.
December 31, 2016, 2015 and 2014

Table of contents

Independent Auditors' Report	1-3

Consolidated statements of financial position	4

Consolidated statements of comprehensive loss	5

Consolidated statements of cash flows	6

Consolidated statements of changes in equity	7

Notes to the consolidated financial statements	8-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd., as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years ended December 31, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

The financial statements of Almaden Minerals Ltd. for the year ended December 31, 2014 (prior to adjustments as described in Note 3(b) to the financial statements) were audited by another auditor who expressed an unqualified opinion on those financial statements on March 30, 2015.

As part of our audit of the financial statements of Almaden Minerals Ltd. for the year ended December 31, 2016, we also audited the adjustments described in Note 3(b) that were applied to the comparative financial statements for the year ended December 31, 2014. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements of Almaden Minerals Ltd. for the year ended December 31, 2014 other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the year ended December 31, 2014 taken as a whole.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 29, 2017

2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited, before the effects of the adjustments as discussed in Note 3(b) to the consolidated financial statements, the consolidated statements of comprehensive loss, cash flows and changes in equity for the year ended December 31, 2014 (the 2014 consolidated financial statements before the effects of the adjustments discussed in Note 3(b) to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such 2014 consolidated financial statements, before the effects of the adjustments as discussed in Note 3(b) to the consolidated financial statements, present fairly, in all material respects, the results of operations and their cash flows of Almaden Minerals Ltd. and subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments as discussed in Note 3(b) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte LLP

Chartered Professional Accountants
March 30, 2015
Vancouver, Canada

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)

	December 31, 2016	December 31, 2015
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 16)	9,770,006	6,222,778
Accounts receivable and prepaid expenses (Note 5)	380,898	383,464
	10,150,904	6,606,242

Non-current assets
Deposit on mill equipment (Note 9)	1,280,383	965,358
Property, plant and equipment (Note 10)	97,252	105,738
Exploration and evaluation assets (Note 11)	35,985,356	30,538,010
	37,362,991	31,609,106
TOTAL ASSETS	47,513,895	38,215,348

LIABILITIES
Current liabilities
Trade and other payables	857,823	797,769

Non-current liabilities
Deferred income tax liability (Note 17)	1,434,882	1,434,882
Total liabilities	2,292,705	2,232,651

EQUITY
Share capital (Note 12)	95,290,220	83,757,687
Reserves (Note 12)	13,552,101	11,822,637
Deficit	(63,621,131)	(59,597,627)
Total equity	45,221,190	35,982,697
TOTAL EQUITY AND LIABILITIES	47,513,895	38,215,348
Commitments (Note 18)
Subsequent events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 28, 2017.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

		Year Ended December 31,
	2016	2015	2014
Expenses	$	$	$
Professional fees	512,659	1,089,276	772,670
Salaries and benefits (Note 13(b))	1,381,060	799,566	573,900
Travel and promotion	259,840	264,128	320,752
Depreciation (Note 10)	27,039	131,486	245,639
Office and license (Note 13(b))	120,972	150,844	157,275
Rent (Note 13(b))	146,759	175,583	176,960
Stock exchange fees	23,389	115,294	88,287
Insurance	60,499	70,202	81,429
Transfer agent fees	23,370	31,830	24,196
Directors' fees (Note 13(a))	41,000	48,000	48,000
General exploration expenses (Note 13(a))	1,467	432,764	592,105
Share-based payments (Note 12(d))	1,869,010	950,740	565,800
	4,467,064	4,259,713	3,647,013

Other income (loss)
Interest and other income (Note 13(b))	550,271	303,403	253,991
Impairment of exploration and evaluation assets (Note 11)	-	(97,044)	(2,570,664)
Income on exploration and evaluation assets (Note 14)	-	32,920	55,111
Loss on investment in associate (Note 7)	-	(95,892)	(135,209)
Impairment of marketable securities (Note 6)	-	(162,000)	(405,903)
Impairment of investment in associate (Note 7)	-	(470,700)	(6,637,288)
Gain on transfer of spin-out assets (Note 2)	-	3,115,422	-
(Loss) gain on fair value of contingent shares receivable (Note 8)	-	(22,500)	24,900
Loss on sale of marketable securities	-	-	(42,220)
Loss on sale of property, plant and equipment (Note 10)	(3,985)	(22,692)	-
Foreign exchange gain (loss)	(102,726)	129,671	(38,890)
	443,560	2,710,588	(9,496,172)
Loss before income taxes	(4,023,504)	(1,549,125)	(13,143,185)
Deferred income tax recovery (expense) (Note 17)	-	404,600	(1,839,482)
Net loss for the year	(4,023,504)	(1,144,525)	(14,982,667)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets, net of tax of $Nil	-	(170,640)	239,515
Reclassification adjustment relating to available for sale financial assets included in net income (loss), net of tax of $Nil	-	(162,812)	42,413
Other comprehensive income (loss) for the year	-	(333,452)	281,928

Total comprehensive loss for the year	(4,023,504)	(1,477,977)	(14,700,739)

Basic and diluted net loss per share (Note 15)	(0.05)	(0.02)	(0.23)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)

		Year ended December 31,
	2016	2015	2014
	$	$	$
Operating activities
Net loss for the year	(4,023,504)	(1,144,525)	(14,982,667)
Items not affecting cash
Deferred income tax (recovery) expense	-	(404,600)	1,839,482
Loss on investment in associate	-	95,892	135,209
Depreciation	27,039	131,486	245,639
Loss on sale of marketable securities	-	-	42,220
Unrealized foreign exchange	9,575	(1,370)
(Gain) loss on fair value of contingent shares receivable	-	22,500	(24,900)
Impairment of marketable securities	-	162,000	405,903
Impairment of investment in associate	-	470,700	6,637,288
Impairment of exploration and evaluation assets	-	97,044	2,570,664
Loss on disposal of property, plant and equipment	3,985	22,692	-
Gain on transfer of spin-out assets	-	(3,115,422)	-
Share-based payments	1,869,010	950,740	565,800
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	2,566	(342,649)	31,242
Trade and other payables	(209,807)	39,546	(554,580)
Net cash used in operating activities	(2,321,136)	(3,015,966)	(3,088,700)
Investing activities
Exploration and evaluation assets deposits	-	683	137,645
Net proceeds from sale of marketable securities	-	-	39,343
Deposit on mill equipment	(324,600)	(692,000)	-
Property, plant and equipment – purchase	(22,538)	(2,516)	(22,940)
Exploration and evaluation assets – costs	(5,177,485)	(3,668,974)	(6,768,273)
Net cash used in investing activities	(5,524,623)	(4,362,807)	(6,614,225)
Financing activities
Cash paid to Almadex pursuant to the plan of arrangement	-	(3,000,000)	-
Issuance of shares, net of share issue costs	4,091,646	8,428,953	5,880,750
Options exercised	143,490	-	-
Warrants and finders' warrants exercised	7,157,851	-	-
Net cash from financing activities	11,392,987	5,428,953	5,880,750

Change in cash and cash equivalents	3,547,228	(1,949,820)	(3,822,175)
Cash and cash equivalents, beginning of year	6,222,778	8,172,598	11,994,773
Cash and cash equivalents, end of year	9,770,006	6,222,778	8,172,598
Supplemental cash and cash equivalents information – Note 16

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Available-for-sale financial assets	Total reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance, January 1, 2014	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500	-	-	-	-	-	121,500
Fair value of cash stock options transferred to share capital	-	67,500	(67,500)	-	-	(67,500)	-	-
Share-based payments	-	-	565,800	-	-	565,800	-	565,800
Private placements, net	4,000,000	5,743,889	-	-	-	-	-	5,743,889
Finders' warrants issued pursuant to private placement	-	-	-	15,361	-	15,361	-	15,361
Total comprehensive loss for the year	-	-	-	-	281,928	281,928	(14,982,667)	(14,700,739)
Balance, December 31, 2014	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	950,740	-	-	950,740	-	950,740
Private placements, net	8,926,666	8,229,361	-	180,267	-	180,267	-	8,409,628
Transfer of net assets pursuant to spin-out	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	19,325	-	19,325	-	19,325
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the year	-	-	-		(332,452)	(333,452)	(1,144,525)	(1,477,977)
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,869,010	-	-	1,869,010	-	1,869,010
Private placements, net	3,229,082	4,073,728	-	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	-	17,918	-	17,918
Shares issued for cash on exercise of finders' warrants	35,200	27,104	-	-	-	-	-	27,104
Fair value of finders' warrants transferred to share capital	-	5,984	-	(5,984)	-	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	182,000	143,490	-	-	-	-	-	143,490
Fair value of cash stock options transferred to share capital	-	43,180	(43,180)	-	-	(43,180)	-	-
Shares issued on cashless exercise of stock options	63,510	-	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	108,300	(108,300)	-	-	(108,300)	-	-
Total comprehensive loss for the year	-	-	-	-	-	-	(4,023,504)	(4,023,504)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	-	13,552,101	(63,621,131)	45,221,190

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

1.   Nature of operations

Almaden Minerals Ltd. (the "Company" or "Almaden") was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico.  The address of the Company's registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico.  The Company has not yet determined whether this project has economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

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
8

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

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

Under the terms of the Plan of Arrangement, each issued and outstanding Almaden option and warrant has been adjusted to compensate the option and warrant holders for the assets spun-out. The exercise price paid has been allocated between the Company and Almadex on the same ratio that the fair market value of the spin-out assets has, to the fair market value of the assets of the Company.  See Note 12 (c) and (d).

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2016.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c) Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.
9

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars
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

Critical Judgments

o
The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, "The Effect of Changes in Foreign Exchange Rates".  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 11 and 17).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated annual gains or losses from income and dilution on the investment in associate;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the profit or loss;
o	The value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 4(f));
10

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

3.   Basis of Presentation (Continued)

(d) Significant accounting judgments and estimates (continued)

Estimates (continued)

o
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;

o	The provision for income taxes which is included in the profit or loss and the composition of deferred income tax assets and liabilities included in the consolidated statement of financial position.
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable (Note 4(f));

4.   Significant Accounting Policies

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

		Jurisdiction	Nature of operations

	Puebla Holdings Inc.	Canada	holding company
	Minera Gorrion, S.A. de C.V.	Mexico	exploration company
(i)	Almaden America Inc.	USA	exploration company
(i)	Republic Resources Ltd.	Canada	service company
(i)	Ixtaca Precious Metals Inc.	Canada	holding company
(i)	Pangeon Holdings Ltd.	Canada	holding company
(i)	Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
(i)	Minera Gavilan, S.A. de C.V.	Mexico	exploration company
(i)	Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
(i)	Minera Alondra, S.A. de C.V.	Mexico	holding company

   (i) Included in consolidation until July 31, 2015 due to the Plan of Arrangement (Note 2).

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company's share of the investee's profit or loss is included in profit or loss and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company's former 38.8% interest in Gold Mountain Mining Corporation was accounted for using the equity method until the Plan of Arrangement.
11

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(a) Basis of consolidation (continued)

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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
12

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(c) Financial instruments (continued)

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

(d) Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

    (e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Drill equipment	20%

13

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(f) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims.  Acquisition costs include, but are not exclusive to land surface rights acquired.  Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling.  At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

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

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property.
14

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(f) Exploration and evaluation assets (continued)

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

    (g) Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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
15

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(h) Income taxes

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

(i) Share-based payments
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
16

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(j) Share capital

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

    (k) Reclamation and closure cost obligations

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

(l) Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 15).
17

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(m) Application of new and revised accounting standards effective January 1, 2016

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

The following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2016:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

(n) Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as  at  December 31, 2016.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective.

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
18

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

4.   Significant Accounting Policies (Continued)

(n) Future accounting standards (continued)

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

5.   Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2016	2015
Accounts receivable (Note 13(b))	$248,379	$235,983
Prepaid expenses	132,519	147,481
	$380,898	$383,464

At December 31, 2016, the Company has recorded value added taxes of $248,142 (2015 - $159,689) included in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold (Note 11).

6.   Marketable Securities

The Company formerly held marketable securities consisting of equity securities of publicly traded companies, which were designated as available for sale, and valued at fair value.  During the year ended December 31, 2015, the Company determined that $162,000 (2014 - $405,903) of unrealized losses previously recorded in other comprehensive income was a result of significant or prolonged losses.  These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).
19

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

7.   Investment in Associate

Gold Mountain Mining Corporation ("Gold Mountain")

The Company formerly held 26.75 million common shares of Gold Mountain. Almaden accounted for this investment using the equity method as the Company had determined that significant influence existed.  Almaden had recorded its equity share of Gold Mountain's loss during the year ended December 31, 2015 in the amount of $95,892 (2014 - $135,209).  During the year ended December 31, 2015, the Company wrote down its investment in associate to its fair value and recorded impairment charges of $470,700 (2014 - $6,637,288) as the decline in value was considered significant and prolonged.  The investment in associate was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

The continuity of the Company's investment in associate for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Balance, beginning of year	$2,675,000	$9,447,497
Company's share of net loss	(95,892)	(135,209)
Impairment	(470,700)	(6,637,288)
Transfer to Almadex	(2,108,408)	-
Balance, end of year	$-	$2,675,000

The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2015 and 2014:

	2015	2014
Current assets	$-	$3,085,070
Non-current assets	$-	$27,661,031
Current liabilities	$-	$40,827
Non-current liabilities	$-	$1,664,608
Revenue	$-	$9,953
Loss	$-	$379,047

8.   Contingent Shares Receivable

(a) Gold Mountain Mining Corporation

The Company formerly held contingent shares receivable in Gold Mountain.  During the year ended December 31, 2015, a gain on fair value adjustment of $Nil (2014 - $1,500) was recorded.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(b) Goldgroup Mining Inc.

The Company formerly held contingent shares receivable in Goldgroup Mining Inc.  During the year ended December 31, 2015, a loss on fair value adjustment of $22,500 (2014 - $23,400) was recorded.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).
20

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

9.   Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of US$6,500,000, plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the "Option").

In order to exercise the Option, Almaden must make option payments according to the following schedule:

Date	Payment Status	USD	CAD
October 21, 2015	Cash paid	$250,000	$346,000
November 25, 2015	407,997 shares issued		273,358
December 29, 2015	Cash paid	250,000	346,000
December 31, 2015			965,358
March 17, 2016	Cash paid	250,000	324,600
Unrealized foreign exchange loss on deposit on mill equipment			(9,575)
December 31, 2016			$1,280,383

On or before June 15, 2017	Outstanding	$2,000,000	$2,685,400
On or before June 15, 2018	Outstanding	$3,750,000	$5,035,125

The payments are not refundable upon termination of the option.
21

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

10.   Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2015	174,462	135,064	218,166	176,010	51,760	245,647	1,001,109
Additions	-	-	13,285	9,253	-	-	22,538
Disposals	(27,893)	-	-	-	-	-	(27,893)
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	995,754

Accumulated depreciation
December 31, 2015	167,604	130,695	198,221	144,943	48,018	205,890	895,371
Disposals	(23,908)	-	-	-	-	-	(23,908)
Depreciation	863	874	6,521	10,081	748	7,952	27,039
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	898,502

Carrying amounts
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	105,738
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	97,252

During the year ended December 31, 2016, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $3,985 in the consolidated statements of comprehensive loss.
22

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

10.   Property, plant and equipment

	Automotive equipment	Furniture, fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Drill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2014	541,260	166,376	343,129	215,325	65,106	461,498	1,534,988	3,327,682
Additions	-	1,329	1,187	-	-	-	-	2,516
Disposal	-	(32,642)	(126,150)	(39,315)	-	(59,479)	-	(257,586)
December 31, 2015	541,260	135,063	218,166	176,010	65,106	402,019	1,534,988	3,072,612

Accumulated depreciation
December 31, 2014	455,039	157,273	302,583	167,320	60,202	339,880	965,014	2,447,311
Disposal	-	(28,532)	(116,703)	(36,778)	-	(52,881)	-	(234,894)
Depreciation	16,314	1,953	12,341	14,401	962	19,018	66,497	131,486
December 31, 2015	471,353	130,694	198,221	144,943	61,164	306,017	1,031,511	2,343,903

Transfer to Almadex as per plan of arrangement July 31, 2015	(63,049)	-	-	-	(200)	(56,245)	(503,477)	(622,971)

Carrying amounts
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	569,974	880,371
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	-	105,738

During the year ended December 31, 2015, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $22,692 in the consolidated statement of comprehensive loss.
23

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

11.    Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs: Opening balance - (December 31, 2015)	3,202,134	1	3,202,135
Additions	1,578,436	-	1,578,436
Closing balance - (December 31, 2016)	4,780,570	1	4,780,571
Deferred exploration costs:
Opening balance - (December 31, 2015)	27,335,875	-	27,335,875
Costs incurred during the period
Drilling and related costs	666,210	-	666,210
Professional/technical fees	139,916	-	139,916
Claim maintenance/lease costs	138,901	-	138,901
Geochemical, metallurgy	611,344	-	611,344
Technical studies	1,048,807	-	1,048,807
Travel and accommodation	273,178	-	273,178
Geology, geophysics and exploration	489,919	-	489,919
Supplies and misc.	31,636	-	31,636
Water exploration	97,232	-	97,232
Reclamation, environmental	123,625	-	123,625
Value-added tax (Note 5)	248,142	-	248,142
Total deferred exploration costs during the period	3,868,910	-	3,868,910
Closing balance - (December 31, 2016)	31,204,785	-	31,204,785
Total exploration and evaluation assets	35,985,355	1	35,985,356

During the year December 31, 2016, the Company entered into two option agreements to secure land holdings on the Tuligtic project.  The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of $25,000,000 Mexico pesos (MXN) as follow:

Dates	Payments (MXN)	CAD	Payment Status
November 28, 2016	$10,000,000	$651,200	Paid
November 28, 2018	$15,000,000	$976,500	Outstanding

Payments are not refundable upon termination of the option agreement.
24

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

11.    Exploration and evaluation assets (Continued)

	Tuligtic	El Cobre	Other Properties	Total
Exploration and evaluation assets	$	$	$	$
Acquisition costs: Opening balance - (December 31, 2014)	2,370,679	47,261	13,046	2,430,986
Additions	831,455	-	119	831,574
Closing balance - (December 31, 2015)	3,202,134	47,261	13,165	3,262,560
Deferred exploration costs:
Opening balance - (December 31, 2014)	24,287,724	1,456,727	469,321	26,213,772
Costs incurred during the period
Drilling and related costs	327,084	29,121	6,145	362,350
Professional/technical fees	249,614	13,111	17,352	280,077
Claim maintenance/lease costs	206,441	78,316	98,738	383,495
Geochemical, metallurgy	604,653	19,882	-	624,535
Technical studies	487,288	4,016	-	491,304
Travel and accommodation	254,072	-	-	254,072
Geology, geophysics and exploration	405,352	5,418	170	410,940
Supplies and misc.	19,608	-	-	19,608
Reclamation, environmental	119,673	-	-	119,673
Value-added tax (Note 5)	190,197	-	(30,508)	159,689
Recovery of exploration cost	-	-	(2,950)	(2,950)
Contribution from spin out assets(1)	184,169	-	-	184,169
Impairment of deferred exploration costs	-	-	(97,044)	(97,044)
Total deferred exploration costs during the period	3,048,151	149,864	(8,097)	3,189,918
Closing balance - (December 31, 2015)	27,335,875	1,606,591	461,224	29,403,690
Less amount transferred to Almadex as per Plan of Arrangement July 31, 2015	-	(1,653,852)	(474,388)	(2,128,240)
Total exploration and evaluation assets	30,538,009	-	1	30,538,010

(1)	Contribution from spin-out assets relates to historical equipment rental fees paid by the Company that were previously eliminated due to an intercompany relationship which is now a third party relationship.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

11.    Exploration and evaluation assets (Continued)

    The following is a description of the Company's most significant property interests and related spending commitments:

    (a) Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b) Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada.  The project is carried at a nominal value of $1.

12.    Share capital and reserves

    (a) Authorized share capital

At December 31, 2016, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b) Details of private placement and other issues of common shares in 2016 and 2015

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Share issue costs included a finder's fee of $147,925 in cash, and finders' warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018.  The fair value of the finders' warrants was $17,918.  In connection with the private placement, the Company also incurred $119,689 in share issue costs.  These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share as a payment for the Mill Purchase Option Agreement (Note 9).
26

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share capital and reserves (Continued)

    (b) Details of private placement and other issues of common shares in 2016, 2015 and 2014 (continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share capital and reserves (Continued)

    (c) Warrants

The continuity of warrants for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Granted	Exercised	cancelled	2016
February 11, 2016	$ 1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	$ 1.12	49,410	-	-	(49,410)	-
July 17, 2016	$ 1.58	4,376,000	-	(4,376,000)	-	-
July 17, 2016	$ 1.32	186,000	-	-	(186,000)	-
November 17, 2017	$ 1.00	2,253,334	-	(216,667)	-	2,036,667
November 17, 2017	$ 0.77	35,200	-	(35,200)	-	-
November 25, 2018	$ 2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$ 1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(4,627,867)	(2,445,410)	3,697,152
Weighted average exercise price		$ 1.47	$ 1.98	$ 1.55	$ 1.71	$ 1.44
The weighted average remaining life of warrants outstanding at December 31, 2016 was 1.34 years (2015 – 0.77 years).

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
August 1, 2015	$ 1.50	48,000	-	-	(48,000)	-
August 1, 2015	$ 2.00	2,000,000	-	-	(2,000,000)	-
July 17, 2016	* $ 1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	* $ 1.32	186,000	-	-	-	186,000
February 11, 2016	* $ 1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	* $ 1.12	-	49,410	-	-	49,410
November 17, 2017	$ 1.00	-	2,253,334	-	-	2,253,334
November 17, 2017	$ 0.77	-	35,200	-	-	35,200
Warrants outstanding and exercisable		6,610,000	4,547,944	-	(2,048,000)	9,109,944
Weighted average exercise price		$ 1.70	$ 1.37	-	$ 1.99	$ 1.47
*  On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.  The weighted average exercise price as at December 31, 2014 changed, from $1.65 to $1.70.

Expiry date	Exercise Price	December 31, 2013	Granted	Exercised	Expired/ cancelled	December 31, 2014
July 17, 2016*	$ 1.50	4,376,000	-	-	-	4,376,000
July 17, 2016	$ 1.50	186,000	-	-	-	186,000
August 1, 2015	$ 1.50	-	48,000	-	-	48,000
August 1, 2015	$ 2.00	-	2,000,000	-	-	2,000,000
		4,562,000	2,048,000	-	-	6,610,000
Weighted average
exercise price		$ 1.50	$ 1.99	-	-	$1.65

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share capital and reserves (Continued)

    (c) Warrants (continued)

* Exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015.  Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

The weighted average fair value of finders' warrants granted during the years ended December 31, 2016, 2015 and 2014 calculated using the Black-Scholes model at issue date, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
45,944	May 25, 2016	$ 0.39	0.59%	2	55.53%	$Nil
35,200	November 17, 2015	$ 0.17	0.38%	2	47.77%	$Nil
49,410	February 11, 2015	$ 0.27	0.56%	1	40.83%	$Nil
48,000	August 1, 2014	$ 0.32	1.00%	1	49.30%	$Nil
(d) Share purchase option compensation plan

The Company's stock option plan permits the issuance of options up to a maximum of 10% of the Company's issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period.  At December 31, 2016, the Company had reserved 766,544 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the years ended December 31, 2016, 2015 and 2014 vested on the grant date.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share capital and reserves (Continued)

    (d) Share purchase option compensation plan (continued)

The continuity of stock options for the year ended December 31, 2016, 2015 and 2014 are as follows:

Expiry date	Exercise price	Dec 31, 2015	Granted	Exercised		Expired / cancelled	Dec 31, 2016
May 6, 2016	* $ 1.33	65,000	-	-		(65,000)	-
June 8, 2016	* $ 2.89	2,145,000	-	-		(2,145,000)	-
July 14, 2016	* $ 1.37	130,000	-	(120,000)	(i)	(10,000)	-
August 15, 2016	* $ 2.57	150,000	-	-		(150,000)	-
October 10, 2016	* $ 1.23	150,000	-	(150,000)	(i)	-	-
January 6, 2017	* $ 0.98	1,180,000	-	-		-	1,180,000
May 4, 2017	* $ 1.91	200,000	-	-		(25,000)	175,000
June 8, 2017	* $ 1.98	75,000	-	-		-	75,000
August 26, 2017	* $ 0.74	1,445,000	-	(135,000)		-	1,310,000
September 11, 2017	* $ 2.31	500,000	-	-		-	500,000
November 22, 2017	* $ 2.22	100,000	-	-		-	100,000
April 4, 2018	* $ 1.74	90,000	-	-		-	90,000
May 6, 2018	$ 1.41	-	100,000	-		-	100,000
June 8, 2018	$ 1.44	-	1,915,000	-		-	1,915,000
June 18, 2018	* $ 1.46	250,000	-	-		-	250,000
June 29, 2018	$ 1.71	-	15,000	-		-	15,000
August 9, 2018	$ 1.91	-	491,000	-		-	491,000
September 15, 2018	$ 1.85	-	170,000	-		-	170,000
December 11, 2018	$ 0.72	756,000	-	(32,000)		-	724,000
December 11, 2018	$ 1.68	-	150,000	-		-	150,000
December 11, 2018	$ 1.80	-	20,000	-		-	20,000
January 2, 2019	* $ 1.04	375,000	-	-		-	375,000
July 2, 2019	* $ 1.32	150,000	-	-		-	150,000
July 2, 2019	$ 1.19	-	60,000	-		-	60,000
Options outstanding and exercisable		7,761,000	2,921,000	(437,000)		(2,395,000)	7,850,000
Weighted average
exercise price		$ 1.65	$ 1.55	$ 1.08		$ 2.81	$ 1.29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share capital and reserves (Continued)

(d)  Share purchase option compensation plan (continued)

(i). In accordance with the Company's stock option plan, options holders exercised 105,000 and 150,000 stock options on a cashless basis at an exercise price of $1.37 and $1.23. The total number of shares issued in connection with the cashless exercise of options was 63,510.

The weighted average remaining life of stock options outstanding at December 31, 2016 was 1.13 years (2015 – 1.41 years).

Expiry date	Exercise price	December 31, 2014	Granted	Exercised	Expired / cancelled	December 31, 2015
January 4, 2015	$ 1.14	970,000	-	-	(970,000)	-
February 22, 2015	$ 2.26	20,000	-	-	(20,000)	-
April 25, 2015	$ 1.67	25,000	-	-	(25,000)	-
June 21, 2015	$ 1.00	140,000	-	-	(140,000)	-
July 16, 2015	$ 0.92	200,000	-	-	(200,000)	-
August 27, 2015	$ 2.22	205,000	-	-	(205,000)	-
September 20, 2015	* $ 2.34	100,000	-	-	(100,000)	-
November 22, 2015	* $ 2.40	75,000	-	-	(75,000)	-
May 6, 2016	* $ 1.33	65,000	-	-	-	65,000
June 8, 2016	* $ 2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	* $ 1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	* $ 2.57	150,000	-	-	-	150,000
October 10, 2016	* $ 1.23	150,000	-	-	-	150,000
January 6, 2017	* $ 0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	* $ 1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	* $ 1.98	75,000	-	-	-	75,000
August 26, 2017	* $.0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	* $ 2.31	500,000	-	-	-	500,000
November 22, 2017	* $ 2.22	100,000	-	-	-	100,000
April 4, 2018	* $ 1.74	90,000	-	-	-	90,000
June 18, 2018	* $ 1.46	250,000	-	-	-	250,000
December 11, 2018	$ 0.72	-	756,000	-	-	756,000
January 2, 2019	* $ 1.04	375,000	-	-	-	375,000
July 2, 2019	* $ 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable		6,285,000	3,381,000	-	(1,905,000)	7,761,000
Weighted average
exercise price		$ 2.05	$ 0.82	-	$ 1.48	$ 1.65
* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $2.29 to $2.05.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share Capital and Reserves (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

12.    Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2016, 2015 and 2014, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
60,000	December 21, 2016	$0.42	0.83%	2	70.18%	$Nil
20,000	November 2, 2016	$0.69	0.54%	2	68.31%	$Nil
150,000	October 6, 2016	$0.57	0.60%	2	68.47%	$Nil
170,000	September 15, 2016	$0.70	0.58%	2	68.08%	$Nil
491,000	August 9, 2016	$0.76	0.50%	2	67.52%	$Nil
15,000	June 29, 2016	$0.87	0.54%	2	66.44%	$Nil
1,915,000	June 8, 2016	$0.62	0.54%	2	64.68%	$Nil
100,000	May 6, 2016	$0.52	0.54%	2	63.84%	$Nil
756,000	December 11, 2015	$0.29	0.40%	3	55.79%	$Nil
1,445,000	August 26, 2015	$0.20	0.53%	2	58.76%	$Nil
1,180,000	January 6, 2015	$0.37	0.56%	2	52.37%	$Nil
150,000	October 10, 2014	$0.40	0.99%	2	51.09%	$Nil
150,000	July 14, 2014	$0.46	1.08%	2	52.55%	$Nil
150,000	July 2, 2014	$0.83	1.47%	5	66.05%	$Nil
65,000	May 6, 2014	$0.42	1.08%	2	52.61%	$Nil
375,000	January 2, 2014	$0.76	1.43%	5	68.01%	$Nil
Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2016 was $1,869,010 (2015 - $950,740; 2014 -$565,800)

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

13.    Related party transactions and balances

    (a) Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 13 (b)) is as follows:
	December 31,	December 31,		December 31,
	2016	2015		2014

Salaries, fees and benefits	$755,475	$740,208	(i)	$738,125	(i)
Share-based payments	1,537,060	725,165		469,500
Directors' fees	41,000	48,000		48,000
	$2,333,535	$1,513,373		$1,255,625
(i)
For the year ended December 31, 2015 and December 31, 2014, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $193,333 and $240,000 respectively for geological services provided to the Company and is recorded in general exploration expenses. The services agreement with Hawk Mountain was terminated effective December 31, 2015.  Effective January 1, 2016, the Company entered into an employment contract with the Chairman directly.

    (b) Almadex Minerals Ltd ("Almadex")

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the year ended December 31, 2016, the Company received $464,498 (2015 - $181,405; 2014 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2016, the Company accrued $63,429 (2015 - $78,511) payable to Almadex for drilling equipment rental services in Mexico.

At December 31, 2016, included in accounts receivable is $149,429 (2015 - $41,840) due from Almadex.

    (c) Other related party transactions

i)  ATW Resources Ltd. ("ATW")

Almaden owned a 50% interest in this company which holds title in trust for the ATW project.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

13.	Related party transactions and balances (Continued)
(c)	Other related party transactions (continued)

ii)  Other

(a)	During the year ended December 31, 2016, the Company paid a company controlled by a Director of the Company, $Nil (2015 - $1,200; 2014 - $Nil) for administrative services provided to the Company.

(b)
During the year ended December 31, 2016, the Company employed the Chairman's daughter for a salary of $38,800 less statutory deductions (2015 - $43,225; 2014 - $34,050) for marketing and administrative services provided to the Company.

14.    Income on Exploration and Evaluation Assets
Income on exploration and evaluation assets is comprised of the following:

Year ended December 31,
2016	2015	2014
$ -	$ 32,920	$ 55,111
$ -	$ 32,920	$ 55,111

During the year ended December 31, 2015, the Company received a 2014 British Columbia Mining Exploration Tax Credit ("BCMETC") refund from the formerly held Merit projects in British Columbia, Canada.

During the year ended December 31, 2014, the Company reversed previous years' exploration costs as a result of a Canada Revenue Agency review of Almaden's 2010 and 2011 BCMETC from various grassroots mineral projects in British Columbia, Canada.

15.    Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2016 was based on the loss attributable to common shareholders of $4,023,504 (2015 - $1,144,525; 2014 - $14,982,667) and a weighted average number of common shares outstanding of 82,322,754 (2015 – 73,248,803, 2014 – 66,331,061)

The calculation of diluted net loss per share for the year ended December 31, 2016, 2015 and 2014 did not include the effect of stock options and warrants as they are anti-dilutive.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

16.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2016	December 31, 2015	December 31, 2014

Exploration and evaluation assets expenditures included in trade and other payables	$ 535,254	$ 265,393	$ -
Contribution from spin-out assets; recognition of Exploration and evaluation cost reclassified from share capital	-	184,169	-
Residual value of warrants classified to reserves from share capital	-	180,267	-
Fair value of finders' warrants	17,918	19,325	15,361
Fair value of shares issued pursuant to mill option agreement	-	273,358	-
Fair value of finders' warrants transferred to share capital on exercise of finders' warrants	5,984	-	-
Fair value of cash stock options transferred to share capital on exercise of options	43,180	-	67,500
Fair value of cashless stock options transferred to share capital on exercise of options	108,300	-	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2016	December 31, 2015

Cash	$ 1,427,306	$ 1,722,728
Term Deposits	8,342,700	4,500,050
	$ 9,770,006	$ 6,222,778

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

17.    Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2016	December 31, 2015	December 31, 2014
Income(loss) before income taxes	$ (4,023,504)	$ (1,549,125)	$ (13,143,185)
Statutory rate	26.00%	26.00%	26.00%

Expected income tax	(1,046,111)	(402,773)	(3,417,228)
Effect of different tax rates in foreign jurisdictions	343	(8,855)	(79,333)
Non-deductible share-based payments	485,943	247,192	147,108
Other permanent items	2,022	213,166	251,520
Change in deferred tax assets not recognized	3,518,776	(574,942)	3,832,705
Impact of change in expected manner of recovery	853,274	(306,411)	1,128,469
Share issuance costs	(39,241)	(21,723)	(99,089)
True-ups and other	(3,775,006)	449,746	75,330
Deferred income tax (recovery) expenses	$ -	$ (404,600)	$ 1,839,482

(b)
The Company's deferred income tax (recovery) expense and deferred income tax liability relates to the Mexican income tax and Special Mining Duty ("SMD") associated with the Tuligtic project.  As a consequence of the Company's spin-out (Note 2), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale.  Before the spin-out was planned, it was management's expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use.  Given this change in expected manner of recovery, the Company has reflected the tax impacts in the 2016 financial statements as follows:

	December 31, 2016	December 31, 2015

Deferred tax assets
Non-capital losses	$ 4,570,832	$ -

Deferred tax liabilities
Exploration and evaluation assets	(6,005,714)	(1,434,882)
Contingent shares receivable	-	-
	(6,005,714)	(1,434,882)

Net deferred tax liabilities	$ (1,434,882)	$ (1,434,882)

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

17.    Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2016	December 31, 2015

Non-capital loss carry forwards	$ 13,238,619	$ 29,084,111
Capital loss carry forwards	24,538,993	214,238
Exploration and evaluation assets	8,221,842	3,687,607
Share issue costs	548,690	657,206
Property, plant and equipment	33,492	54,897
Cumulative eligible capital deduction	545,623	586,691
Investment tax credit	239,849	201,354
	$ 47,367,108	$ 34,486,104

At December 31, 2016, the Company had operating loss carry forwards available for tax purposes in Canada of $13,184,889 (2015 - $11,718,566) which expire between 2032 and 2036 and in Mexico of $15,415,208 (2015 - $17,365,545) which expire between 2022 and 2025.

18.    Commitments

The Company has entered into an operating lease for office premises through August 30, 2017.  On January 2017, the Company signed a new office lease effective April 1, 2017 through to March 31, 2022.

As at December 31, 2016, the remaining payments for executive contracts and the operating lease are due as follows:

	2017	2018	2019	2020	2021	Total

Office lease	$182,890	$148,410	$150,884	$154,182	$155,006	$791,372
Executive contracts	545,000	545,000	240,000	240,000	240,000	1,810,000
	$727,890	$693,410	$390,884	$394,182	$395,006	$2,601,372

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

19.    Financial instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)    Currency risk

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2016, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$ 1,837,682	$ 69,768
Accounts receivable and prepaid expenses	-	65,048
Total assets	$ 1,837,682	$ 134,816

Trade and other payables	$ 187,513	$ 70,841
Total liabilities	$ 187,513	$ 70,841

Net assets	$ 1,650,169	$ 63,975

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net loss by $165,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net loss by $6,400.

(b)    Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date.  The Company's excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

19.    Financial instruments (Continued)

(b)    Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2016, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

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

A 1% change in the interest rate would change the Company's net loss by $83,000.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

20.    Management of capital

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

21.    Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company's non-current assets are located in the following geographic locations:

	December 31, 2016	December 31, 2015
Canada	$ 89,950	$ 96,610
United States	1,280,383	965,358
Mexico	36,969,158	30,547,138
	$ 38,339,491	$ 31,609,106

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
Expressed in Canadian dollars

22.    Subsequent events

On February 7, 2017, the Company completed a $3.4 million non-brokered private placement involving the issuance of 2,519,407 units at $1.35 per unit.  Each unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant.  Each Warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019.

On January 24, 2017, the Company received $100,000 on the exercise of 100,000 warrants with an exercise price of $1.00.

On January 6, 2017 and March 17, 2017, stock option holders exercised 350,000, 115,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74, and $0.72 respectively in accordance with the Company's stock option plan. The total number of shares issued in connection with the cashless exercise of options was 148,631.

On January 5, 2017 and January 6, 2017, the Company received $813,400 and $30,240 on the exercise of 830,000 and 42,000 stock options with an exercise price of $0.72 and $0.98 respectively.

On January 11, 2017 and March 17, 2017, the Company granted to employees, officers and directors, pursuant to its stock option plan, 1,427,000 and 207,000 stock options at exercise price of $1.34 and $1.35 per share expiring on July 2, 2019 and March 17, 2019 respectively.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated: March 29, 2017                     By /s/Morgan Poliquin
    Morgan Poliquin, CEO