Form 20-F
period 2017-12-31
ALMADEN MINERALS LTD
filed 2018-03-29
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

102,199,625

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

(  ) Yes (  ) No

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Registrant has not previously been required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T. This requirement will now apply to the Company for this its first annual report for a fiscal period ending on or after December 15, 2017.

Indicate by check mark weather the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ( )	Accelerated filer (X)	Non-accelerated filer ( )	Emerging Growth Company (X)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. (  )

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

3

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

Fluid inclusion: Fluid inclusions are "bubbles" of fluid trapped within the host mineral during its deposition from its parent hydrothermal fluid. They are tiny remnants of the exact fluid from which the host mineral and its associated ore minerals deposited and they provide direct information about the fluid composition, temperature and pressure at which the hydrothermal deposit formed.

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

K-silicate: Potassium-bearing silicates. Potassium silicates are very common rock-forming minerals, however they are also formed by the interaction of hydrothermal fluids derived from the cooling intrusive rocks that are genetically and spatially associated with porphyry and epithermal deposits. Potassium feldspar (orthoclase) and potassium mica (biotite) are both commonly closely associated with copper-molybdenum ore in porphyry copper deposits.

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

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

Please see “CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES,” below.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. On November 14, 2004, November 27, 2010 and May 10, 2014, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of National Instrument 43-101 which became Canadian law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission (the “Commission”), a reserve is termed a “mineral deposit”.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 20-F of the Registrant, Almaden Minerals Ltd. (“Almaden” or the “Company”), and the exhibits attached hereto that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements with respect to anticipated results and developments in the Company’s operations, planned exploration and development of the Company’s properties, plans related to the Company’s business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning the mining industry and the Company’s expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward-looking information contained in this Annual Report on Form 20-F has been provided by, or derived from information provided by, certain persons other than the Company. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, the Company assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which is unknown to the Company.

Please consult the Company’s public filings at www.sec.gov for further, more detailed information concerning these matters.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

The following selected financial data of the Company for Fiscal 2017, Fiscal 2016 and Fiscal 2015 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report. The selected financial data set forth for Fiscal 2014 and Fiscal 2013 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein. The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 3 of the consolidated financial statements.

Table No. 1

Selected Financial Data

International Financial Reporting Standards (“IFRS”)

(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013

Revenues	$-	$-	$-	$-	$220
Other Income (loss)	468	444	2,711	(9,496)	-
Net loss and comprehensive loss	(5,231)	(4,024)	(1,145)	(14,701)	(6,357)
Basic net (loss) income per common share	(0.05)	(0.05)	(0.02)	(0.23)	(0.10)
Diluted net (loss) income per common share	(0.05)	(0.05)	(0.02)	(0.23)	(0.10)
Weighted average shares (000)	95,873	82,323	73,249	66,331	62,055

Working capital	16,065	9,293	5,808	9,172	12,676
Exploration and evaluation assets	44,804	35,985	30,538	28,645	24,447
Net assets	64,730	45,221	35,983	39,637	47,891
Total assets	66,803	47,514	38,215	42,019	48,988
Capital stock	118,054	95,290	83,758	87,084	81,151
Dividends declared per share	-	-	-	-	-

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2017	$1.30	$1.37	$1.21	$1.25
Fiscal Year Ended 12/31/2016	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/2015	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/2014	1.10	1.16	1.06	1.16
Fiscal Year Ended 12/31/2013	1.03	1.07	0.98	1.06

Table No. 3

Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2017	October 2017	November 2017	December 2017	January 2018	February 2018
High	$1.25	$1.29	$1.29	$1.29	$1.25	$1.28
Low	1.21	1.25	1.27	1.25	1.23	1.23

The exchange rate was CDN$1.29/US$1.00 on March 28, 2018.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $5,231,295 in Fiscal 2017, $4,023,504 in Fiscal 2016, and $1,144,525 in Fiscal 2015.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2017, 2016 and Fiscal 2015, the Company earned interest income and other income from Administrative service fees charged to Almadex Minerals Limited (“Almadex”).

The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Uncertainty of Obtaining Additional Funding Requirements

If the Company’s exploration and development programs are successful, additional capital will be required for the further development of an economic ore body and to place it in commercial production. The only material sources of future funds presently available to the Company are the sale of its equity capital, the incurring of debt, or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company could also seek joint venture partners or funding sources such as royalties or streaming transactions. These approaches would dilute the Company’s interest in properties it has acquired.

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

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 28, 2018, there were share purchase options outstanding allowing the holders of these options to purchase 9,590,000 shares of common stock and warrants allowing the holders of these warrants to purchase 8,132,262 shares of common stock. Directors and officers of the Company hold 8,112,000 of these share purchase options and 50,000 of these warrants. An additional 1,478,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 28, 2018 there were 102,199,625 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 15%.

No Proven Reserves

The properties and prospects in which the Company has an interest or the properties in which the Company has the right to earn an interest are in the exploration and development stage only, are without a known body of economically viable ore and are not in commercial production. If the Company does not ultimately find a body of economically recoverable ore, it would either have to acquire additional exploration projects, or terminate its operations.

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

Foreign Incorporation and Civil Liabilities

The Company was created under amalgamation under the laws of the Province of British Columbia, Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside the U.S. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, John McCleary, Mark Brown, William Worrall, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Almadex Minerals Limited. Gerald Carlson also serves a director and as the President and CEO of Pacific Ridge Exploration Ltd. and director of New Point Exploration Corp. Mark Brown also serves as the President, CEO and director of Big Sky Petroleum Corporation, and Mountain Boy Minerals Ltd. He also serves as Executive Chairman of Alianza Minerals Ltd., and director and/or officer of Avrupa Minerals Ltd., Strategem Capital Corp., Paget Minerals Corp, Sutter Gold Mining Ltd., Affinor Growers Ltd., Redstar Gold Corp., Orestone Mining Corp. and Adamera Minerals Corp. David Strang also serves as a director, CEO and President of Ero Copper Corporation. Elaine Ellingham also serves as a director of Aurania Resources Ltd. And Wallbridge Mining Company Ltd. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel, in particular, Duane Poliquin and Morgan Poliquin. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources may be required. The Company maintains no “Key Man” insurance coverage, and the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

Cybersecurity Risks

As is typical of modern businesses, the Company is reliant on the continuous and uninterrupted operation of its information technology (“IT”) systems. User access and security of all Company sites and IT systems can be critical elements to its operations, as is cloud security, security of all of the Company’s IT systems, and protection against cyber security incidents. Any IT failure pertaining to availability, access or system security could potentially result in disruption of the activities of the Company and its personnel, and could adversely affect the reputation, operations or financial performance of the Company.

Potential risks to the Company’s IT systems could include unauthorized attempts to extract business sensitive, confidential or personal information, denial of access extortion, corruption of information or disruption of business processes, or by inadvertent or intentional actions by the Company’s employees or vendors. A cybersecurity incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, all of which could materially impact the Company’s business or reputation.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s shares who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its shares, or any gain realized upon a disposition of shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

Item 4. Information on the Company

History and Development of the Company

The head office of the Registrant (sometimes referred to in this Annual Report on Form 20-F as “Almaden” or the “Company”) is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9. The registered and records office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

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

Effective July 31, 2015, the Company effected a corporate reorganization pursuant to a statutory plan of arrangement (“Plan of Arrangement”) involving the Company’s then wholly owned subsidiary, Almadex Minerals Limited (“Almadex”), as described below.

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

Corporate Reorganization

The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public Company called Almadex, which trades on the TSX Venture Exchange under the symbol “AMZ” and the OTCQX marketplace under the symbol “AXDDF”. Almadex would hold the following key assets:

•	a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the Company’s Ixtaca and Caballo Blanco discoveries;
•	a 2% NSR on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Timmins Gold Corp.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by JDL Gold Corp. (formerly Gold Mountain Mining Corp.);
•	a portfolio of 21 additional NSRs on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion; and
•	approximately $3 million in cash.

On July 31, 2015, all conditions to the statutory Plan of Arrangement regarding the spinout were satisfied or waived and the spinout was effective. Almaden’s shareholders approved the Plan of Arrangement and exchanged their existing common shares of Almaden for one “new” Almaden common share and 0.6 common share of Almadex.

The Company has also entered into an Administrative Services Agreement with Almadex dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the “Agreement”). Under the Agreement, the Company is the sole and exclusive manager of Almadex, and provides Almadex with general management services and day-to-day operation of Almadex. These services include:

•	Office space;
•	Executive personnel and human resources;
•	Geological technical support; and
•	Accounting and financial services.

Almadex compensates the Company 30% of the Company’s actual monthly cost of rent for any shared facilities, and 30% of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

The Agreement has an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the Agreement. The Agreement includes a Change of Control clause. If either party is subject to a Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

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

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the Company’s control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for the Company to receive an adequate return on investment.

The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

The Company’s principal project is in central Mexico. In Mexico, the climate in the project area is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. Seasonal changes do not have a material impact on the Company’s exploration expenditures.

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

Blanks

Blank material, a sample of crushed and pulverized rock, known to contain very low or non-detectable concentration of gold and silver, is inserted as a pulp into the sample stream on an interval of every 20 samples. Blanks are intended to detect possible contamination.

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

Standards

During drill programs the Company routinely includes a certified standard into the sample stream, spaced at 20 sample intervals. Certified standards are purchased from CDN Resource Laboratories of Langley, BC and are prepared by this professional third party lab according to industry standard and accepted methodologies. Standards are utilized to monitor the accuracy of the laboratory work.

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

Core Logging

Before cutting and sampling the core, the following tables of data are entered into the Company drill hole database system:

Geotechnical Logging

1. Core box record sheet: Beginning and end from/to intervals for each core box.

2. For each core run (from and to) a record of the core size, meters of core recovered for the interval, RQD (the total length of pieces of core in the interval that are twice the width of the core divided by the length of the interval, times 100) and hardness (on a scale from 1 to 10, from hardest to softest).

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

2. Veining and Mineralization: Estimates of the percent veining and the percentage of different minerals represented in either vein, breccia or disseminated form, i.e. quartz, carbonates, pyrite etc..

3. Sample Sheet: A record of the sample intervals, sample numbers and duplicate, blank and analytical standard numbers.

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

Company’s Principal Properties

The Tuligtic Project, which hosts the Company’s Ixtaca discovery, is the only project material to the Company. The Tuligtic Project is located in Puebla State, Mexico.

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

600000
650000
700000
750000
800000
2200000
2150000
2100000
2050000
2000000
N
Gulf of Mexico
Ixtaca Project
Perote
Xalapa
Veracruz
Veracruz
Puebla
Fortin des las Flores
Orizaba
Puebla
Tehuacan
Legend
Roads
Major Highways
Primary and Secondary
Trails
Utilities
Major Transmission Lines
Major Pipelines
Rail
Cities and Towns
0 5 10 20 30 40 50
Kilometers
Sources: GEBCO, NOAA, National Geographic, DeLorme, and Esri

Almaden Minerals Ltd. NYSE MKT: AAU TSX: AMM

ALMADEN MINERALS LTD.
Ixtaca Project
Access and Infrastructure

Moose Mountain Technical Services

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

Claim Name	Claim Number	Area (hectares)	Valid Until Date
Cerro Grande R1	245486	2,773.00	March 5, 2053
Cerro Grande R3	245488	824.06	March 5, 2053
Cerro Grande R4	245489	540.00	March 5, 2053
Cerro Grande R5	245490	784.97	March 5, 2053
Cerro Grande R6	245491	937.79	March 5, 2053
Cerro Grande 2 R2	245493	652.00	February 23, 2059
Cerro Grande 2 R3	245494	708.00	February 23, 2059
Total		7,219.82

To maintain a claim in good standing, the holder is required to meet annual exploration or exploitation expenditure requirements. Currently, the property is subject to expenditure requirements of C$1.3 million per year. However, the Company has substantial historic expenditures which can be used to offset the annual requirements.

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

In July 2010 Almaden initiated a diamond drilling program on the gold-silver epithermal vein target area of the project located roughly 1 kilometer to the south of the porphyry prospect on the project. The first hole in this program (results announced in August 2010) intersected a zone of banded carbonate-quartz epithermal veining with gold and silver values. This hole constitutes the discovery of the Ixtaca Zone of veining. The entire hole cut through a vein zone of varying intensity of veining and intersected 302.41m of 1.01 g/t Au & 48 g/t Ag. Within this broad zone of veining several higher grade veins were intersected including 44.35 meters of 2.77 g/t Au and 117.7 g/t Ag. Immediately after this discovery the Company initiated a follow-up drill program. Between 2010 and 2013, Almaden’s exploration at the Ixtaca Zone of the Tuligtic Property included geologic mapping and prospecting, alteration mineralogic characterization, rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (CSAMT), and Controlled Source Induced Polarization (CSIP) geophysical surveys resulting in the identification of several anomalous zones.

Present Condition of Project

Geology and Mineral Resources

The Tuligtic Property covers a roughly 5 by 5 kilometre area of high level epithermal alteration characterised by intense kaolinite-alunite alteration and silicification in volcanic rocks. This alteration is interpreted to represent the upper portion of a well preserved epithermal system. The epithermal system is hosted by both volcanic rocks and older carbonate units. Minor disseminated and vein mineralisation is hosted by the volcanic rocks (referred to as tuff, ash and volcanics). The bulk of the deposit is hosted by the carbonate units as vein swarms.

The Ixtaca deposit is a low sulphidation epithermal vein system. Most of the gold silver mineralisation occurs as zones of high grade vein and veinlets (vein swarms) in the carbonate basement units. A small portion of the gold silver mineralisation occurs above the unconformity as disseminated mineralisation in the altered volcanic rocks. The mineralisation is not oxidised and is hosted by classic banded and colloform low-sulphidation style carbonate-quartz veining. To date two main vein orientations have been identified in the Ixtaca deposit:

•	060 degrees trending sheeted veins hosted by limestone;
•	330 degrees trending veins hosted by shale;

On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone. Subsequent drilling focused on expanding and infilling the known resource base for the Preliminary Economic Assessment (PEA) which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014. The data available for the maiden resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain.

Amended Preliminary Economic Assessment

On January 22, 2016, Almaden filed a NI 43-101 Technical Report titled "Preliminary Economic Assessment of the Ixtaca Project”, which provided further detail to its December 9, 2015 press release summarizing the results of integrating the optioned Rock Creek Mill and a smaller, higher grade, payback focused pit on potential mine economics. Almaden subsequently filed an amended technical report on SEDAR on April 13, 2016 (the “Amended PEA”), however the amendments were not material changes and the Report’s data, inputs, interpretation, conclusions and results all remained unchanged.

The Amended PEA followed the historical PEAs released in 2014 and 2015 (“Historical PEAs”) which evaluated larger throughput development alternatives. The primary reasons for providing an update to the Historical PEAs were to show the impact of significantly reduced initial capital cost on project economics and, given the significant decrease in precious metals prices, to demonstrate the viability of a mine plan which focused on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit.

This mine plan was a smaller higher grade scenario than those described in Almaden’s Historical PEA studies. In addition, the Amended PEA incorporated the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEAs were completed. The Amended PEA incorporated:

•	The same resource model as the Historical PEAs;
•	The Rock Creek Mill, which was optioned by the Company in October 2015, with average throughput of 7,500 tonnes per day;
•	A smaller, near surface and payback focussed pit;
•	A mine production schedule which targets higher grades earlier;
•	Optimised waste placement and tailings management facilities;
•	A 2% NSR held by Almadex Minerals Limited.

Rock Creek Mill

Subsequent to the issuance of the Updated Mineral Resource Estimate, Almaden entered into an option agreement to acquire the Rock Creek Mill in October 2015. Rock Creek is a completed mill located outside of Nome, Alaska which only operated for several months before its owner suspended its mining operation in 2008. The mill has been kept in excellent condition on care on maintenance.

The mill was built to process 7,000 tonnes per day. It includes a three-stage crushing plant, gravity circuit, ball mill, floatation cells and leaching facilities. Also included in the option agreement are conveyors, metallurgical and chemical fire assay laboratories, a water treatment plant, full electrical circuitry and generators, and spare parts.

Under the option agreement, Almaden has the exclusive right and option to purchase the Mill and related assets for a total of US$6,500,000, subject to adjustment under certain circumstances, under the following terms:

On execution of agreement	US$250,000	Paid
On or before December 31, 2015	US$250,000	Paid
On or before March 31, 2016	US$250,000	Paid
On or before June 15, 2017	US$2,000,000	Paid
On or before June 15, 2018	US$3,750,000

In addition to the cash payments, Almaden also issued to the optionor 407,997 Almaden common shares valued at $273,358 upon receipt of regulatory approval, which were issued on November 25, 2016.

The Rock Creek Mill purchase price was substantially less than the estimated cost of new equipment included in the original PEA and is incorporated into the new costs estimates for the Ixtaca Preliminary Feasibility Study.

Pre-Feasibility Study (“PFS”)

Upon completion of the Amended PEA, Almaden began the work required for a Pre-Feasibility Study on the Ixtaca Project. During 2016, Almaden completed the necessary geotechnical, geomechanical, and hydrologic field programs, and also optimized site layout through updated waste placement and facilities locations. A new metallurgical program was also completed on the limestone domain, which represents approximately 82% of the total gold equivalent ounces produced over the life of the mine in the PFS.

The completed PFS was filed on SEDAR on May 17, 2017 and includes an updated resource model. The mine production schedule includes the optioned Rock Creek Mill while targeting higher grades earlier, and uses smaller, payback focused starter pits.

HIGHLIGHTS

(base case uses US$1250/oz gold and US$18/oz silver prices):

•	Pre-tax NPV(5%) of US$484 million and internal rate of return of 54%;
•	After-tax NPV(5%) of US$310 million and internal rate of return of 41%;
•	Initial Capital of US$117 million;
•	After-tax payback of initial capital in 2.2 years;
•	Total Life of Mine production of 1.04 million ounces of gold and 70.9 million ounces of silver doré produced on site (2.07 million gold equivalent ounces, or 143 million silver-equivalent ounces at a 69:1 silver to gold ratio);
•	Average annual production over the first 9 years of 88,780 ounces gold and 5.47 million ounces silver (168,100 gold equivalent ounces, or 11.6 million silver equivalent ounces);
•	Operating cost US$706 per gold equivalent ounce, or US$10.20 per silver equivalent ounce;
•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of US$862 per gold equivalent ounce, or US$12.50 per silver equivalent ounce;
•	Proven and Probable Mineral Reserves of 65 million tonnes averaging 0.62 g/t gold and 37.8 g/t silver (average head grade of 1.16 g/t gold equivalent using a 69:1 silver to gold ratio).

Mineral Resource Estimate

The mineral resource estimate at the Ixtaca Zone encompasses the Ixtaca Main, North, and Chemalaco Zones. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone, which was followed by a resource update on January 22, 2014. Between that time and publication of the PFS, 33,618 metres of drilling were completed in 122 holes, and this data was also included in the current Mineral Resource Estimate. A total of 472 drill holes intersected the mineralized solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 meters in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

The Base Case uses a 0.3g/t gold equivalent (“AuEq”) Cut-off, with 0.5, 0.7 and 1.0 g/t results included. The AuEq calculation is based upon average prices of US$1250/oz gold and US$18/oz silver.

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

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	42,450,000	0.57	35.74	1.09	779	48,780	1,482
0.50	30,940,000	0.71	44.39	1.34	701	44,160	1,337
0.70	23,310,000	0.83	52.47	1.59	625	39,320	1,192
1.00	16,430,000	1.01	62.28	1.91	533	32,900	1,006

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	83,370,000	0.45	22.54	0.77	1,195	60,410	2,064
0.50	50,220,000	0.60	29.56	1.02	964	47,730	1,650
0.70	32,280,000	0.75	35.72	1.26	776	37,070	1,311
1.00	18,260,000	0.97	43.47	1.59	568	25,520	936

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

INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	47,050,000	0.30	19.15	0.58	457	28,970	874
0.50	19,860,000	0.45	27.31	0.85	288	17,440	540
0.70	10,260,000	0.61	32.98	1.09	202	10,880	359
1.00	4,430,000	0.88	38.50	1.43	125	5,480	204

A mining design, cost model and production schedule have been developed for the Ixtaca Zone, focused on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit. The mine schedule includes an open pit mining operation with a process plant to produce gold and silver dore. The plant will operate initially at an average plant throughput of 7,650 tonnes per day (tpd) and expanding to 15,300 tpd by Year 5. The process plant is designed to be the Rock Creek Mill relocated to the property and includes conventional crushing, grinding, gravity, floation, and concentrate leaching using Carbon in pulp (CIP). In the PFS the limestone host rock comprised 82% of the metal produced, volcanic 8% and black shale 10% on a gold-equivalent basis using a 69:1 silver to gold ratio.

Mining will utilize a contractor owned an operated fleet. A series of pit optimizations have been completed using the resource block model, applying a range of metal prices and recoveries, estimated costs for mining, processing, and pit slopes. The operational pits are designed based on the optimized shell, and the potentially mineable portion of the resource is estimated within those pits. The ultimate pit contains a total of 65.1 million tonnes of mill feed at strip ratio of 5.01:1. The mill feed tonnages include a mining loss dilution. Mineral Reserves are shown in the below table assuming an NSR cut-off grade of $15.40/t and are stated as Run of Mine (ROM) which represents tonnes of ore delivered to the mill. Mining recovery is 95% for all rock-types. All Inferred Resource Class material is treated as waste in calculating economic pit limits and in subsequent reserves reporting, scheduling and economics. The total mineable reserves from the Pre-Feasibility Study are given below:

Recovered In-pit Resources and Diluted Grade
	Run of Mine Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au – ‘000 ozs	Ag – ‘000 ozs
Proven	28.4	0.68	45.0	623	41,032
Probable	36.8	0.57	32.0	669	37,793
TOTAL	65.1	0.62	37.7	1,292	78,825

Notes:

1.	Mineral Reserves have an effective date of March 30, 2017. All Mineral Reserves are Proven and Probable, and are not in addition to Mineral Resources, but are a subset thereof. All Mineral Reserves account for mining loss and dilution.
2.	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
3.	Reserves are based on a gold price of US$1,250/oz and silver price of US$18.00, and an exchange rate of US$1.00 to MXP20.00.
4.	Associated metallurgical recoveries of gold and silver, respectively, have been estimated at 90% and 90% for limestone, 50% and 90% for volcanic, and 50% and 90% for black shale.

Estimated mining inventory is comprised of 326 million tonnes of rock and 65 million tonnes of mill feed with an average mill feed grade of 0.62 grams per tonne gold and 37.7 grams per tonne silver. A total of 1.04 million ounces of gold and 70.9 million ounces of silver would be produced over the 14 year mine life.

The ultimate open pit is separated into seven mining phases. The mine plan consists of one year of pre-stripping (prior to ore processing start-up), and fourteen years of open pit mining. Stockpile reclaim will be fed to the processing facility throughout the mine life. All open pit ore and reclaimed stockpile material will be fed to a primary crusher near the pit rim and transported to the processing facility on an overland conveyor.

Processing will use the Rock Creek Mill which was optioned by the Company in October 2015. The plant will operate initially at an average throughput of 7,650 tpd and expanding to 15,300 tpd by year 5, producing gold and silver doré on site. The process plant includes the following key design criteria:

•	Three-stage crushing followed by grinding to P80 passing 75 microns;
•	Gravity concentration with intensive leaching of gravity concentrate;
•	Flotation of gravity concentration tails;
•	Carbon-in-Pulp (CIP) to recover gold and silver from flotation concentrate and gravity leach tails;
•	An elution circuit to strip loaded carbon, electrowinning and smelting to produce a precious metal doré;
•	Cyanide destruction;
•	Final tailings are thickened, then delivered to the tailings management facility.

The following table summarizes the production and processing parameters:

Projected Production and Processing Summary
Ore Reserves	65 million tonnes
Average Processing Rate	7,650 tpd Year 1 to 4, 15,300 tpd Year 5 onwards
Life of Mine (LOM) Strip Ratio	5 : 1

	Gold	Silver
Average Mill Feed Grade	0.62 g/t	37.7 g/t
Average Process Recoveries	81%	90%
Average Annual Production LOM (ounces)	78,100	5,290,000
Total Production (ounces)	1,043,000	70,932,000

The total estimated initial capital cost is US$116.9 million. Sustaining capital is estimated at US$119.7 million over the life of the mine (LOM). The estimated capital and operating costs estimates have a level of accuracy of +/-20% within the PFS.

The initial capital costs are summarized below:

Projected Initial Capital Costs (USD million)
Base Case
Mining	$12.1
Process	$35.6
Tailings Management Facility (TMF)	$11.7
Water Management	$5.4
Onsite Infrastructure	$7.6
Offsite Infrastructure	$7.8
Environmental	$1.8
Indirects, EPCM, Contingency and Owner’s Costs	$34.9
Total	$116.9

* Numbers may not add due to rounding

The sustaining capital includes expansion capital of US$72 million which would be funded from cash flow. The expansion capital costs are summarized below:

Expansion Capital Costs (US$ millions)

Mining	$1.3
Process	$35.4
Infrastructure	$12.2
TMF and Water Management	$3.4
Indirects, EPCM, Contingency and Owner’s Costs	$19.7
Total	$72.1

The total LOM operating costs are US$22.5/tonne mill feed. This estimate includes contractor mining, processing, general & administrative, general mine expense, re-handle, reclamation, Tailings Management Facility and water management operating costs during the period of operations. Initial capital costs are not included in the LOM operating costs.

The LOM average costs are summarized below:

Summary of Average LOM Operating Costs (US$/tonne mill feed)
	Base Case
Mining costs	$1.70	$/tonne mined

Mining costs	$10.0	$/tonne milled
Processing	$11.6	$/tonne milled
G&A	$0.8	$/tonne milled
Total	$22.5	$/tonne milled

* Numbers may not add due to rounding

The PFS project economics are based on a gold price of US$1250/oz and silver price of US$18/oz. Project revenue is split between gold and silver with 51% of the revenue from gold and 49% from silver. The after-tax economic analysis includes a corporate tax rate of 30% as well as two new Mexican mining duties of a 7.5% special mining duty and a 0.5% extraordinary mining duty. All in unit sustaining costs are summarized below:

Summary All-in sustaining cost (exclusive of initial capital)
	Total US$ million	US$/ Oz AuEq	US$/ Oz AgEq
Cash operating Cost	1,463	706	10.2
Sustaining Capital Cost	119	58	0.8
Almadex Royalty	50	24	0.4
Mexican royalty taxes	74	36	0.5
Refining + Transport	79	38	0.6
Total	1,785	862	12.5

A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below. The PFS base case prices are derived from a combination of spot prices and current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to the date of the PFS.

Summary of Economic Results and Sensitivities to Metals Price (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price (US$/oz)	$1150		$1250		$1350
Silver Price (US$/oz)	$15		$18		$21
NPV (5% discount rate)	$275	$175	$484	$310	$693	$443
Internal Rate of Return (%)	38%	28%	54%	41%	70%	52%
Payback (years)	2.4	2.6	2.0	2.2	1.6	1.9

The operating costs (“Opex”) are projected to be US$22.5 per tonne milled. The following table shows the sensitivity of project economics to a 10% change in the operating costs, assuming base case metals prices.

Summary of Economic Results and Sensitivities to Operating Costs (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Opex (US$/t milled)	-10%		$22.5/t		+10%
NPV (5% discount rate)	$581	$372	$484	$310	$386	$248
Internal Rate of Return (%)	61%	46%	54%	41%	48%	35%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

The Initial Capital cost is estimated to be US$116.9 million. The following table shows the sensitivity of project economics to a 10% change in the initial capital costs, assuming base case metals prices.

Summary of Economic Results and Sensitivities to Capital Cost (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Initial Capital (US$m)	-10%		116.9		+10%
NPV (5% discount rate)	$495	$318	$484	$310	$473	$302
Internal Rate of Return (%)	60%	45%	54%	41%	50%	37%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

The Ixtaca Project is also sensitive to the exchange rate between U.S. dollars and Mexican Pesos (“MXN”). The PFS assumes an exchange rate of 20 MXN per U.S. dollar, and the following table shows the sensitivity of project economics to different exchange rates assuming base case metals prices.

Summary of Economic Results and Sensitivities to Exchange Rate (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Exchange Rate (MXN:USD)	18		20		22
NPV (5% discount rate)	$380	$243	$484	$310	$569	$364
Internal Rate of Return (%)	47%	35%	54%	41%	60%	45%
Payback (years)	2.1	2.3	2.0	2.2	1.9	2.1

Almaden has secured through purchase agreements from numerous independent owners approximately 1,018 hectares which represents the majority of land required for the proposed production plan. This was completed through friendly land purchase agreements with locals, considering fair market value. There are no communities that require relocation as part of the Project development. Mineral Claim owners have the right to obtain the temporary occupancy, or creation of land easements required to carry out exploration and mining operations, under the Federal Mining Law.

Sample Preparation, Analyses and Security

All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011 Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half are placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS Minerals (ALS) sends its own trucks to the Project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory for analysis.

Drill core samples have been subject to gold determination via a 50 gram (g) Atomic Absortion (AA) finish Fire Assay (FA) fusion with a lower detection limit of 0.005ppm Au (5ppb) and upper limit of 10ppm Au (ALS method Au-AA24). Over limit gold values (>10ppm Au) are subject to gravimetric analysis (ALS method Au-GRA22). Silver, base metal and pathfinder elements for drill core samples are analyzed by ICP-AES, with a 4-acid digestion, a lower detection limit of 0.5ppm Ag and upper detection limit of 100ppm Ag (ALS method ME-ICP61). Over limit silver values (>100ppm Ag) are subject to 4-acid digestion ICP-AES analysis with an upper limit of 1,500ppm Ag (ALS method ME-OG62). Ultra-high grade silver values (>1,500ppm Ag) are subject to gravimetric analysis with an upper detection limit of 10,000ppm Ag (Ag-GRA22).

Quality Assurance/Quality Control (QA/QC)

For the Tuligtic rock grab sample and soil geochemical programs, the Company utilizes external quality assurance and quality control (QA/QC) measures employed by ALS. QA/QC measures at ALS include routine screen tests to verify crushing efficiency, sample preparation duplicates (every 50 samples), and analytical quality controls (blanks, standards, and duplicates). QC samples are inserted with each analytical run, with the minimum number of QC samples dependent on the rack size specific to the chosen analytical method. Results for quality control samples that fall beyond the established limits are automatically red-flagged for serious failures and yellow-flagged for borderline results. Every batch of samples is subject to a dual approval and review process, both by the individual analyst and the Department Manager, before final approval and certification.

Drill core samples are subject to Almaden’s internal QA/QC program that includes the insertion of analytical standard, blank and duplicate samples into the sample stream. A total of 15 QA/QC samples are present in every 100 samples sent to the laboratory.

QA/QC sample results are reviewed following receipt of each analytical batch. QA/QC samples falling outside established limits are flagged and subject to review and possibly re-analysis, along with the 10 preceding and succeeding samples. Where the re-analyses fall within acceptable QA/QC limits the values are added to the drill core assay database.

Current Work

Since the completion of the Pre-Feasibility Study, work on the Ixtaca project has focused on collecting the data necessary for completion of a Full Feasibility Study, which is expected to be completed during 2018. Various feasibility-related programs are currently underway, including:

•	Feasibility-level engineering design;
•	Additional geotechnical evaluations in areas of infrastructure and pit slope;
•	Continued monitoring of water quality and flow;
•	Metallurgical test work to further refine the process flowsheet

The Company has completed the required studies and prepared the initial draft Environmental Impact Assessment (MIA), which has been submitted to a third-party for review before the final document is submitted.

A Social Impact Assessment of the Ixtaca project has been completed by Mexico City based consulting group which concluded that Almaden has consulted widely with the Focus Area communities, the project was well understood, and the SIA was successful in providing people with an opportunity to clearly express their views on the impacts of the project development.

Exploration drilling has continued both within the PFS pit area and in zones outside the PFS pit and resource area, with the focus of the drilling to add additional resources which could potentially be mined either by open pit or underground methods for inclusion in future engineering studies. Recent holes have intersected significant mineralisation and veining inside the PFS pit, including within material that had been previously designated as waste material in the PFS. Other holes have expanded the Main Ixtaca Zone to depth and intersected mineralization immediately outside the PFS pit.

Results of this drilling included:

Hole TU-17-532 SECTION 50025 NORTH Az. 070, Dip -80 (BENEATH PFS PIT)

101.45 meters @ 1.94 g/t Au and 12.7 g/t Ag

Including 46.20 meters @ 3.87 g/t Au and 15.1 g/t Ag

And 28.95 meters @ 5.61 g/t Au and 19.7 g/t Ag

And 13.10 meters @ 9.35 g/t Au and 25.5 g/t Ag

Hole GMET-17-13 SECTION 49950 NORTH Az. 070, Dip -35 (WITHIN PFS PIT)

53.90 meters @ 0.48 g/t Au and 37.8 g/t Ag

Including 7.00 meters @ 1.11 g/t Au and 95.3 g/t Ag

Hole GMET-17-14 SECTION 49950 NORTH Az. 070, Dip -60 (WITHIN AND BENEATH PFS PIT)

24.00 meters @ 1.90 g/t Au and 16.3 g/t Ag

Including 12.00m @ 3.66 g/t Au and 26.6 g/t Ag

And 5.00 m @ 7.91 g/t Au and 33.8 g/t Ag

57.55 meters @ 1.29 g/t Au and 23.5 g/t Ag

Including 3.00 meters @ 16.87 g/t Au and 37.7 g/t

Beyond the Ixtaca deposit, other exploration targets exist on the Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

Several recent holes have been drilled in the Tano Zone, which is located about 1.2 kilometers southwest along strike from the Main Ixtaca Zone and the PFS pit. The Tano zone covers an area of exposed volcanic and breccia hosted alteration and elevated gold in soil samples.

Hole TU-17-530 Az. 270, Dip -50

46.00 meters @ 0.57 g/t Au and 2.2 g/t Ag

Including 26.00 meters @ 0.71 g/t Au and 2.3 g/t Ag

And 6.00 meters @ 1.06 g/t Au and 2.3 g/t Ag

Hole TU-17-531 Az. 000, Dip -50

10.00 meters @ 2.11 g/t Au and 1.6 g/t Ag

Including 6.00 meters @ 3.38 g/t Au and 2.0 g/t Ag

And 2.00 meters @ 8.17 g/t Au and 3.8 g/t Ag

Hole TU-17-533 Az. 185, Dip -55

10.50 meters @ 0.83 g/t Au and 2.4 g/t Ag

Including 3.00m @ 1.26 g/t Au and 1.5 g/t Ag

There is no drilling between these holes and the PFS pit area, along the 060 Azimuth trend of the Main Ixtaca Zone, and this gap is considered highly prospective. Further drilling in the Tano Zone area is currently underway.

Upcoming / Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year at Ixtaca. Advanced engineering studies related to the Feasibility Study will continue to be the emphasis of this year’s work program, as well as preparations necessary to advance permitting activities for the Ixtaca project, which includes the filing of the Environmental Impact Assessment. The Company will also continue the exploration drill program to test for additional high grade vein structures immediately adjacent to known mineralisation within and around the PFS pit.

Item 5. Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2017, 2016, and 2015 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

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

The Company receives other income from an Administrative Services Agreement with Almadex Minerals Limited. Under the Agreement, the Company is the sole and exclusive manager of Almadex. Almadex compensates the Company 30% of the Company’s actual monthly cost of rent for any shared facilities, and 30% of any shared personnel’s fees and/or wages. Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex. The Administrative Services Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement. The Agreement includes a Change of Control clause. If either party is subject to a Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2017 compared to Fiscal 2016

For the year ended December 31, 2017, the Company recorded a net loss and comprehensive loss of $5,231,295 or $0.05 per share compared to a net loss of $4,023,504 or $0.05 per share for the year ended December 31, 2016. The increase in net loss of $1,207,791 was primarily a result of increased operating expenses, in particularly in compensation, share-based payments and professional fees.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $468,448 (2016 - $443,560) during the year ended December 31, 2017, consisted of mainly interest income and other income from administrative services fees earned from Almadex partially offset by foreign exchange loss.

Operating expenses were $5,699,743 during the year ended December 31, 2017 (December 31, 2016 - $4,467,064). Certain operating expenses were reported on a gross basis and recovered through interest and other income at approximately 30% from the administrative services agreement with Almadex. The increase in operating expenses of $1,232,679 was mainly the result of increased professional fees related to corporate legal services performed in Mexico. Salaries and benefits, stock exchange fees, and directors’ fees were increased compared to the same time last year as a result of normal course of operating a public company. Share-based payments increased by $824,060 due to stock option grants during the period.

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

Operating expenses were $4,467,064 during the year ended December 31, 2016 (2015 - $4,259,713). The increase operating expenses of $207,351 was mainly the result of higher salaries of $574,494 offset by decreases in professional fees, stock exchange fees, and depreciation as a result of the corporate reorganization completed in 2015. The increase in salaries was due to the Chairman and the CEO’s salaries recorded in salaries and benefits to reflect their functions related to operating a public company rather than general exploration services performed in 2015. The spin-out transactions in 2015 produced higher operating expenses in professional fees and stock exchange fees.

Liquidity and Capital Resources

As at December 31, 2017, the Company’s working capital position was $16,065,496. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2018 that includes further development of the Ixtaca property.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.

Fiscal 2017

At December 31, 2017, the Company had working capital of $16,065,496 including cash and cash equivalents of $16,334,534 compared to working capital of $9,293,081 including cash and cash equivalents of $9,770,006 at December 31, 2016. The increase in working capital of $6,772,415 is mainly due to increase in cash flow from financing raised through two private placements completed during the year.

The Company has a deferred income tax liability in the amount of $1,434,882. The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year. On February 7, 2017, the Company closed a non-brokered private placement for gross proceeds of $3,401,199 and on June 1, 2017, the Company closed a bought deal private placement for gross proceeds of $17,251,150. As a result of both financings, the Company has been able to raise money even in a very challenging financial marketplace.

Net cash used in operating activities during the year ended December 31, 2017, was $2,674,767 (2016 - $2,321,136), after adjusting for non-cash activities.

Net cash used in investing activities during the year ended December 31, 2017, was $12,808,053 (2016 - $5,524,623). Significant items include expenditures on exploration and evaluation assets of $8,860,153 (2016 - $5,177,485), and deposit on mill equipment of $3,642,826 (2016 - $324,600).

Net cash from financing activities during the year December 31, 2017, was $22,047,348 (2016 - $11,392,987) as a result of a non-brokered private placement that closed on February 7, 2017, and a bought deal private placement which closed on June 1, 2017, and options and warrants exercised, net of share issue costs.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Fiscal 2016

At the end of Fiscal 2016, the Company had working capital of $9,293,081 including cash and cash equivalents of $9,770,006 compared to working capital of $5,808,473 including cash and cash equivalents of $6,222,778 at the end of Fiscal 2015. The increase in working capital of $3,484,608 was mainly due to a non-brokered private placement that closed on May 25, 2016 for gross proceeds of $4,359,260, and $7,130,747 received through the exercise of 4,592,667 warrants during 2016.

Cash used in operations during Fiscal 2016 was $2,321,136 (Fiscal 2015 - $3,015,966) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2016 was $5,524,623 (Fiscal 2015 - $4,362,807). Significant items include expenditures on mineral property interests of $5,177,485 (Fiscal 2015 - $3,668,974) primarily on land acquisition of $1,578,436 (Fiscal 2015 - $831,455) and exploration costs on the Tuligtic property of $3,868,910 (Fiscal 2015 - $3,048,151). The Company also invested $324,600 (Fiscal 2015 - $692,000) pursuant to the terms of an Asset Purchase Option Agreement dated October 16, 2015 with Alaska Gold Company, LLC and Bering Straits Native Corporation (the “Asset Purchase Option Agreement”) in respect of an option on certain mining equipment referred to as the “Rock Creek mill”.

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Share issue costs included a finder’s fee of $147,925 in cash, and finders’ warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018. The fair value of the finders’ warrants was $17,918. In connection with the private placement, the Company also incurred $119,689 in share issue costs. These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

Fiscal 2015

At the end of Fiscal 2015, the Company had a working capital of $5,808,473 including cash and cash equivalents of $6,222,778 compared to working capital of $9,171,791 including cash and cash equivalents of $8,172,598 at the end of Fiscal 2014. The decline in working capital of $3,363,318 was mainly due to current assets spun out to Almadex including Marketable Securities and Gold Inventory. During Fiscal 2015, the Company closed two non-brokered private placements for gross proceeds of $8,905,000 to continue the Ixtaca exploration and development program.

Cash used in operations during Fiscal 2015 was $3,015,966 (Fiscal 2014 - $2,910,414) after adjusting for non-cash activities.

Cash used in investing activities during Fiscal 2015 was $4,362,807 (Fiscal 2014 - $6,792,511). Significant items include expenditures on mineral property interests of $3,668,974 (Fiscal 2014 - $6,946,559) primarily on land acquisition of $831,455 (Fiscal 2014 - $1,137,914) and exploration costs on the Tuligtic property of $3,048,151 (Fiscal 2014 - $5,155,990). The Company also invested $692,000 (Fiscal 2014 - $Nil) pursuant to the terms of an Asset Purchase Option Agreement dated October 16, 2015 with Alaska Gold Company, LLC and Bering Straits Native Corporation (the “Asset Purchase Option Agreement”) in respect of an option on certain mining equipment referred to as the “Rock Creek mill”.

On February 11, 2015, the Company closed on a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000 less share issue costs of $372,763. Each unit consisted of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until February 11, 2016. A finder’s fee of $212,626 in cash and finder’s warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finder’s warrants of $13,341 was estimated using the Black-Scholes option pricing model.

On November 17, 2015, the Company closed on a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000 less share issue costs of $122,609. Each unit consisted of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant allows the holder to purchase one common share at a price of $1.00 per common share until November 17, 2017. A finder’s fee of $73,550 in cash and finder’s warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement. The fair value of the finder’s warrants of $5,984 was estimated using the Black-Scholes option pricing model.

Research and Development, Patents and Licenses

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend information

During 2017, prices of precious metals continued to be quite volatile, with the gold price trading at a low of about US$1160/ounce in January 2017 and a high of over US$1350/ounce in July, before finishing the year at US$1300/ounce. The price of silver followed a similar volatile trajectory, trading at a low of about US$15.30 in January 2017 and a high of over US$18.00 in August, before finishing the year at about US$16.90/ounce. The volatility of the gold and silver prices contributed to an uncertain environment for mine planning and design and for the capital markets, which was not conducive to a vibrant financing environment for mining and mineral exploration companies. In addition, traditional sources of financing to this sector have been impacted by the increasing popularity of index funds, which gain exposure to the sector through purchases and sales through exchanges, as opposed to transactions directly with issuers in the form of financings. Capital is still available for mining and mineral exploration companies, but increasingly the sources of capital are fewer but larger, as are the financing transactions themselves.

It remains unclear how long the volatility in metals prices will continue, and whether or when the financing climate for mining and mineral exploration companies will improve. In prior years, significant selling on Comex and redemptions from gold and silver funds contributed to the steep reduction in metal prices. These lower prices in turn resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures, including sharply reducing exploration expenditures. The lower price environment also led to large write-downs of assets and recent acquisitions by many companies, and resulted in significant reductions to mineable reserves worldwide. Lower prices also resulted in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet generally speaking these depleted reserves are not being replaced because of reduced exploration efforts over the past several years.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity.  With the recovery in the precious metals markets and relatively improved financing climate starting in 2016, we saw many large miners return to exploration after a prolonged reduction in activity. However, in the wake of the difficult operating environment up until mid-2016, most of these companies are still quite risk-averse and as a result, what exploration is taking place is focused near their own mine operations in an attempt to replace the depleted reserves, and very little early-stage, regional exploration is being supported by them. For the same reason, M&A activity has been muted as a number of miners are still working through acquisitions which were predicated on higher metal prices, while others are fully occupied with balance sheet issues or optimization of their existing mine plans.

Much of the volatility in precious metals prices is caused by uncertainties regarding economic growth of the major economies and the policy response of central bankers to the economic environment. Geopolitical uncertainty continued in 2017 as the utility of traditional global political and trade alliances as been openly questioned at the highest levels. Currency markets have responded with increased volatility. Given that varying proportions of the costs of production in mining operations are valued in the local currencies, whereas the metals themselves are generally sold in U.S. dollars, currency exchange rates can have a significant impact on operating conditions.

The uncertain times have led to some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited.  Indigenous groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive. Many governments are pursuing regulations and taxes on emissions of so called “greenhouse gases” that could raise costs for many industries including metal mining.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local community where the project is located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

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

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments to the Company’s office lease effective April 1, 2017 through to March 31, 2022. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects.

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each. Effective December 31, 2015, the Chairman’s contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each. The Chairman’s contract and the President’s contract were amended April 1, 2016. Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer (“CFO”) entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Vice President, Corporate Development (“VP”) entered into an Employment Agreement for an indefinite term. Effective January 1, 2016, the Chairman’s and President’s base salaries (“Base Salary”) were $240,000 and $265,000, respectively, and the CFO’s and VP’s Base Salaries were $185,000 and $175,000, respectively. Effective January 1, 2017, the Chairman’s, President’s, CFO’s and VP’s Base Salaries were $240,000, $305,000, $203,500 and $192,500, respectively. Table No. 4 lists the total contractual obligations as at December 31, 2017 for each period. Under an Administrative Services Agreement between the Company and Almadex Minerals Limited, the Company provides management services to Almadex. Almadex compensates the Company 30% of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 30% of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

Table No. 4

Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$647,234	$148,410	$305,066	$193,758	-
Executive contracts(1)	$1,295,000	$575,000	$480,000	$240,000	-

(1) Pursuant to the terms of the Administrative Services Agreement between the Company and Almadex Minerals Limited, the Company currently recovers 30% of the contractual compensation amounts for the Chairman and Chief Executive Officer, as the executive contracts for the CFO and VP are not considered long term contractual obligations of the Company.

Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties and option payments under the Asset Purchase Option Agreement in respect to the Rock Creek mill.

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated annual gains or losses from income and dilution on the former investment in associate;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

Item 6. Directors, Senior Management and Employees

Table No. 5 lists the directors of the Company as of March 28, 2018. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada.

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin	77	February 1, 2002(4)
John D. McCleary(2)(3)	77	February 1, 2002(4)
Morgan Poliquin	46	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	72	February 1, 2002(4)
Mark T. Brown (1)(3)	49	30-May-11
William J. Worrall(1)(2)(3)	85	7-May-13
David Strang(5)	49	8-Aug-16
Elaine Ellingham(6)	59	27-Feb-18

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

(5) David Strang was appointed a Director of the Company on August 8, 2016 following the resignation of Joseph Montgomery

(6) Elaine Ellingham was appointed an additional Director of the Company on February 27, 2018

Duane Poliquin was a director of Almaden Resources Corporation since September 1980, Jack McCleary since June 1991 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996, and Gerald G. Carlson since July 1998.

Table No.6 lists the Executive Officers of the Company as of March 28, 2018. The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents and citizens of Canada.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	77	February 1, 2002 (4)
Morgan Poliquin	President and Chief Executive Officer	46	1-Mar-07
Korm Trieu	Chief Financial Officer	52	30-May-11
Douglas McDonald	Vice-President, Corporate Development	49	22-Sep-14

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

John D. (Jack) McCleary is a registered professional geologist with over 40 years’ experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he served as a director for 5 years. Mr. McCleary is also a director of Almadex Minerals Limited and spends less than 5% of his time on the affairs of the Company.

Morgan Poliquin is a registered professional geological engineer with over 20 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994). In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter. He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company in Almaden and Almadex Minerals Limited of which he also serves as President, CEO and a director.

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 40 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College. He is President, CEO and a director of Pacific Ridge Exploration Ltd., a gold and zinc exploration company listed on the TSX-V and a director of New Point Exploration Corp. listed on the CSE. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company.

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990. Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants. From 1994 to 1997, he was the controller of two TSE (now TSX) 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually. At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company. He also serves as a director and executive chairman of Alianza Minerals Ltd. and Avrupa Minerals Ltd., both mineral exploration companies listed on the TSX-V. Mr. Brown also serves as a director, President, or Chief Financial Officer of the following companies:

a.	Director - Big Sky Petroleum Ltd., an oil and gas company listed on the TSX-V.
b.	Director - Strategem Capital Corp., an investment issuer listed on the TSX-V.
c.	Director - Sutter Gold Mining Ltd., a gold exploration company listed on the TSX-V.
d.	President, CEO and Director - Paget Minerals Ltd., an exploration company listed on the TSX-V.
e.	Director - Almadex Minerals Limited, an exploration company listed on the TSX-V.
f.	Chief Financial Officer - Adamera Minerals Corp., an exploration company listed on the TSX-V.
g.	Chief Financial Officer – Redstar Gold Corp., an exploration company listed on the TSX-V.
h.	Chief Financial Officer – Orestone Mining Corp., an exploration company listed on the TSX-V.
i.	President, CEO and Director – Mountain Boy Minerals Ltd., an exploration company listed on the TSX-V.

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

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, having held senior positions in several mining companies. Ms. Ellingham serves as President of Ellingham Consulting, an independent consulting firm providing geological and advisory services. She spent eight years with the Toronto Stock Exchange serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Aurania Resources, Wallbridge Mining and the Prospectors and Developers Association of Canada. Ms. Ellingham spends less than 5% of her time on the affairs of the Company.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends approximately all of his business time on the affairs of the Company and Almadex Minerals Limited of which he is also the Chief Financial Officer.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 20 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company and Almadex Minerals Limited of which he is also a director and the Vice President, Corporate Development.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2017, the Chairman was remunerated at his base salary of $240,000 per annum and the Chief Executive Officer was remunerated at his base salary of $305,000 per annum. The Chief Executive Officer’s employment contract includes terms for two additional successive terms of 24 months each (the “Extended Term”) ending December 31, 2018. Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual consent with the Company and the Chairman entered into a new employment contract directly with the Company. The new employment contract includes a base salary of $240,000 per annum and has an effective date of January 1, 2016. It has an initial two-year term and is renewable for two additional successive terms of 24 months each (the “Extended Term”) ending December 31, 2021.

During Fiscal 2017, the Chief Financial Officer (“CFO”) was remunerated at his base salary of $203,500, and the Vice President, Corporate Development (“VP”) was remunerated at his base salary of $192,500 per annum. Each of the CFO’s and VP’s employment agreements have indefinite terms.

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

All non-management Directors are to be compensated $12,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee be compensated $5,000 yearly, effective January 1, 2017. The Compensation Committee also recommended that, with respect to Director stock options, up to 250,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2017 was $883,400 (Fiscal 2016 - $796,475) after recovery by the Company of 30% of executive officer compensation pursuant to the terms of the Administrative Services Agreement between the Company and Almadex Minerals Limited.

Table No. 7

Summary Compensation Table

Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary(1)	Bonus	Compensation	Awards	Granted	Payouts	Compensation
(#)
Duane Poliquin Chairman of the Board & Director	2017 2016 2015	$168,000 $168,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	715,000 550,000 485,000	Nil Nil Nil	Nil Nil $193,333(2)
Morgan Poliquin President, Chief Executive Officer & Director	2017 2016 2015	$213,500 $185,500 $231,875	$85,400 $92,750 Nil	Nil Nil Nil	Nil Nil Nil	1,365,000 700,000 965,000	Nil Nil Nil	Nil Nil Nil
Jack McCleary Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	332,000 218,000 207,000	Nil Nil Nil	$17,0000(3)(5) $10,000(3)(5) $10,000(3)(5)
Joseph Montgomery Former Director(8)	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 145,000	Nil Nil Nil	Nil $7,000(3) $7,000(3)
Gerald G. Carlson Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	290,000 100,000 237,000	Nil Nil Nil	$12,000(3) $7,000(3) $7,000(3)
Barry W. Smee Former Director(7)	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $7,000(3)
Mark T. Brown Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	457,000 68,000 232,000	Nil Nil Nil	$17,000(3)(4) $10,000(3)(4) $11,200(3)(4)(6)
William J. Worrall Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	215,000 5,000 145,000	Nil Nil Nil	$12,000(3) $7,000(3) $7,000(3)
David Strang(9) Director	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	100,000 400,000	Nil Nil	$12,000(3) Nil
Korm Trieu Chief Financial Officer	2017 2016 2015	$142,450 $129,500 $161,875	$35,613 $38,850 Nil	Nil Nil Nil	Nil Nil Nil	290,000 150,000 145,000	Nil Nil Nil	Nil Nil Nil
Douglas McDonald Vice President, Corporate Development	2017 2016 2015	$134,750 $122,500 $153,125	$33,688 $18,375 Nil	Nil Nil Nil	Nil Nil Nil	275,000 170,000 130,000	Nil Nil Nil	Nil Nil Nil
(1)	Since the effectiveness of the Plan of Arrangement with Almadex on July 31, 2015, Almadex has compensated the Company 30% of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 30% from Almadex.
(2)	For geological services provided to the Company and general and administrative services provided by Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder. Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual agreement.
(3)	Director’s fees.
(4)	Audit Committee Chairman’s fees.
(5)	Compensation Committee Chairman’s fees.
(6)	For administrative services provided by Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown and his family.
(7)	Barry Smee resigned as a Director of the Company effective January 31, 2015.
(8)	Joseph Montgomery resigned as a Director of the Company effective August 8, 2016.
(9)	David Strang commenced as a Director of the Company effective August 8, 2016.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)     Chairman

The Company entered into a new Executive Employment Contract (the “DP Agreement”) dated January 1, 2016, as amended by Amending Agreement dated April 1, 2016 (the “DP Agreement”) between the Company and Duane Poliquin (the “Executive” under the DP Agreement) which replaces an expired Executive Compensation Contract dated January 29, 2013 (the “HMR Agreement”) between the Company and Hawk Mountain Resources Ltd. (“Management Company”), a private company of which Duane Poliquin (the “Executive” under the HMR Agreement) is a shareholder, which was terminated by mutual agreement on December 31, 2015. The DP Agreement will terminate or may be terminated for any one of the following reasons:

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

Cause to terminate the Executive’s employment under the DP Agreement shall mean:

(a)	the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under the DP Agreement, after demand for substantial performance is delivered by the Company to the Executive that specifically identifies the manner in which the Company believes the Executive has not substantially performed by the Executive under the DP Agreement; or
(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Executive of the provisions of the DP Agreement; or
(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company shall terminate the Executive’s employment under the DP Agreement for any reason except for Cause or Disability then, upon the effective date of termination, the Company shall pay the Executive in one lump sum an amount equal to two (2) times the Executive’s then current Base Salary, less all statutory withholdings and deductions. All the benefits theretofore provided to the Executive shall be continued as if the Executive was still an employee of the Company for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay the Executive or the Executive’s estate, an amount of compensation equal to six (6) months of the Executive’s then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an employee of the Company. If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Executive’s Designate within 60 days of the Executive’s death. If no Executive’s Designate survives the Executive, the entire amount shall be paid to the Executive’s estate. If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive’s Disability. The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

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
(iv)	the business or businesses of the Company for which the Executive’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the DP Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive’s employment (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum payment equal to three (3) times the Executive’s then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

For purposes of the DP Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

(i)	the assignment to the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company of the Executive’s Base Salary as in effect on the date of the DP Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Executive’s Base Salary as provided for in the DP Agreement or at a rate commensurate with that of other key executives of the Company;

(iii)	the relocation of the office of the Company where the Executive is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations prior to the Change in Control);

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

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the DP Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, remuneration and benefits for the Executive as provided immediately prior to the Change in Control.

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

The Executive’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Executive’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

(2)       President & CEO

The Executive Employment Contract dated January 29, 2013, as amended by Amending Agreement dated April 1, 2016 (the “MP Agreement”) between the Company and Morgan Poliquin (the “Executive” under the MP Agreement) will terminate or may be terminated for any one of the following reasons:

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

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay the Executive or the Executive’s estate, an amount of compensation equal to six (6) months of the Executive’s then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an employee of the Company. If such termination is due to the Executive’s Death, payment shall be made in one lump sum to the Executive’s Designate within sixty (60) days of the Executive’s death. If no Executive’s Designate survives the Executive, the entire amount shall be paid to the Executive’s estate. If such termination is due to the Executive’s Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive’s Disability. The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

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

(iv)	the business or businesses of the Company for which the Executive’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

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

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the MP Agreement or, if the business of the Company for which the Executive’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Company immediately prior to the Change in Control.

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

The Executive’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Executive’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

(3)       CFO

The Employment Agreement dated May 24, 2011 as amended April 1, 2016 (the “KT Agreement”) between the Company and Korm Trieu (the “Employee” under the KT Agreement) may be terminated for any one of the following reasons:

(a)	voluntarily by the Employee, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)	by the Company for cause; or
(c)	without cause, upon payment of twelve (12) months of the Employee’s then current Base Salary to the Employee; or
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

Cause to terminate the Employee’s employment shall mean:

(a)	the repeated and demonstrated failure by the Executive to perform the Employee’s material duties under the KT Agreement, after demand for substantial performance is delivered by the Company to the Employee that specifically identifies the manner in which the Company believes the Employee has not substantially performed the Employee’s duties under the KT Agreement; or
(b)	the willful engagement by the Employee in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Employee of the provisions of the KT Agreement; or
(d)	the Employee is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company elects to terminate the Employee’s employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments at the Company’s discretion, a severance payment equal to twelve (12) months of the Employee’s then current Based Salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee’s employment for physical and/or mental impairment, the Company’s financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee’s employment for no reason.

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
(iv)	the business or businesses of the Company for which the Employee’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the KT Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the KT Agreement, upon the termination of the Employee’s employment (unless such termination is because of the Employee’s Death or Disability, by the Company for cause or by the Employee other than for “Good Reason”, as defined below) the Employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to two (2) times the Employee’s then current Base Salary.

For purposes of the KT Agreement, “Good Reason” shall mean, without the Employee’s express written consent, any of the following:

(i)	the assignment to the Employee of any duties inconsistent with the status or authority of the Employee’s office, or the Employee’s removal from such position, or a substantial alteration in the nature or status of the Employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the Employee’s Base Salary as in effect on the date of the KT Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Employee’s Base Salary as provided for in the KT Agreement or at a rate commensurate with that of other key employees of the Company;

(iii)	the relocation of the office of the Company where the Employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Employee’s business travel obligations prior to the Change in Control);

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

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the KT Agreement or, if the business of the Company for which the Employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Employee with the same or a comparable position, duties, salary and benefits as provided to the Employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the KT Agreement, the Employee shall be entitled to terminate the Employee’s employment for Good Reason.

The Employee’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Employee’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

(4)       Vice President, Corporate Development

The Employment Agreement dated September 22, 2014 as amended April 1, 2016 (the “DM Agreement”) between the Company and Douglas McDonald (the “Employee” under the DM Agreement) may be terminated for any one of the following reasons:

(a)	voluntarily by the Employee, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)	by the Company for cause; or
(c)	without cause, upon payment of twelve (12) months of the Employee’s then current Base Salary to the Employee; or
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

Cause to terminate the Employee’s employment shall mean:

(a)	the repeated and demonstrated failure by the Employee to perform the Employee’s material duties under the DM Agreement, after demand for substantial performance is delivered by the Company to the Employee that specifically identifies the manner in which the Company believes the Employee has not substantially performed the Employee’s duties under the DM Agreement; or
(b)	the willful engagement by the Employee in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Employee of the provisions of the DM Agreement; or
(d)	the Employee is convicted of a criminal offence involving fraud or dishonesty.

Termination by the Company Without Cause

If the Company elects to terminate the Employee’s employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments at the Company’s discretion, a severance payment equal to twelve (12) months of the Employee’s then current Base Salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee’s employment for physical and/or mental impairment, the Company’s financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee’s employment for no reason.

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

(iv)	the business or businesses of the Company for which the Employee’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the DM Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the DM Agreement, upon the termination of the Employee’s employment (unless such termination is because of the Employee’s Death or Disability, by the Company for cause or by the Employee other than for “Good Reason”, as defined below) the Employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to two (2) times the Employee’s then current Base Salary.

For purposes of the DM Agreement, “Good Reason” shall mean, without the Employee’s express written consent, any of the following:

(i)	the assignment to the Employee of any duties inconsistent with the status or authority of the Employee’s office, or the Employee’s removal from such position, or a substantial alteration in the nature or status of the Employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the Employee’s Base Salary as in effect on the date of the DM Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Employee’s Base Salary as provided for in the DM Agreement or at a rate commensurate with that of other key employees of the Company;

(iii)	the relocation of the office of the Company where the Employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Employee’s business travel obligations prior to the Change in Control);

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

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the DM Agreement or, if the business of the Company for which the Employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the Employee with the same or a comparable position, duties, salary and benefits as provided to the Employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the DM Agreement, the Employee shall be entitled to terminate the Employee’s employment for Good Reason.

The Employee’s right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of the Employee’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period. All options granted during Fiscal 2017, Fiscal 2016 and Fiscal 2015 vested on the date granted. Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 28, 2018 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and contractors as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin	500,000	$1.44	6/8/2018
Chairman of the Board & Director	50,000	1.85	9/15/2018
	100,000	0.72	12/11/2018
	100,000	1.99	5/4/2019
	300,000	1.34	7/2/2019
	165,000	1.40	9/19/2019
	150,000	1.25	9/30/2020

Morgan Poliquin	700,000	1.44	6/8/2018
President, Director &	300,000	0.72	12/11/2018
Chief Executive Officer	250,000	1.04	1/2/2019
	150,000	1.32	7/2/2019
	350,000	1.34	7/2/2019
	315,000	1.40	9/19/2019
	500,000	1.53	4/30/2020
	200,000	1.25	9/30/2020

Jack McCleary	100,000	1.44	6/8/2018
Director	68,000	1.91	8/9/2018
	50,000	1.85	9/15/2018
	207,000	1.35	3/17/2019
	25,000	1.99	5/4/2019
	100,000	1.25	9/30/2020

Gerald G. Carlson	50,000	1.44	6/8/2018
Director	50,000	1.85	9/15/2018
	72,000	0.72	12/11/2018
	50,000	1.04	1/2/2019
	25,000	1.99	5/4/2019
	50,000	1.34	7/2/2019
	115,000	1.40	9/19/2019
	100,000	1.25	9/30/2020

Mark T. Brown	50,000	1.44	6/8/2018
Director	18,000	1.91	8/9/2018
	25,000	1.04	1/2/2019
	25,000	1.99	5/4/2019
	117,000	1.34	7/2/2019
	115,000	1.40	9/19/2019
	100,000	1.14	4/30/2020
	100,000	1.25	9/30/2020

William J. Worrall	250,000	1.46	6/18/2018
Director	5,000	1.91	8/9/2018
	30,000	0.72	12/11/2018
	115,000	1.40	9/19/2019
	100,000	1.25	9/30/2020

David Strang	400,000	1.91	08/09//2018
Director	100,000	1.25	9/30/2020

Korm Trieu	75,000	1.74	4/4/2018
Chief Financial Officer	150,000	1.44	6/8/2018
	30,000	0.72	12/11/2018
	50,000	1.04	1/2/2019
	75,000	1.89	6/12/2019
	115,000	1.40	9/19/2019
	100,000	1.25	9/30/2020

Douglas McDonald	20,000	1.44	6/8/2018
Vice President, Corporate Development	30,000	0.72	12/11/2018
	150,000	1.68	12/11/2018
	75,000	1.84	5/19/2019
	100,000	1.40	9/19/2019
	100,000	1.25	9/30/2020
Total Directors/Officers (9 persons)	7,812,000
Total Employees/Consultants (14 persons)	1,478,000
Total Directors/Officers/Employees/Consultants	9,290,000

No funds were set aside or accrued by the Company during Fiscal 2017 to provide pension, retirement or similar benefits for directors or executive officers.

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

In the Fiscal year ended December 31, 2017 there were seven (7) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	7
Morgan Poliquin	7
Jack McCleary	6
Gerald G. Carlson	5
Mark T. Brown	7
William J. Worrall	6
David Strang	5

The Chairman is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2017, seven (7) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE MKT Company Guide Rules. The current Board is composed of eight members. The Board has determined that a majority of directors, namely 6 directors, are independent - Jack McCleary, David Strang, Gerald Carlson, William J. Worrall, Elaine Ellingham and Mark T. Brown. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chairman and Chief Executive Officer/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian securities instrument NI 52-110 and NYSE MKT Exchange Company Guide Rules.

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

Board Committees

The Board currently has three committees the Audit Committee, the Nomination and Corporate Governance Committee and the Compensation Committee. Each member of each committee is an independent director. Each committee is responsible for determining its own rules of procedure and may, from time to time, develop written descriptions for the responsibilities of the chair of such committee. No written position descriptions have yet been developed.

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

Audit Committee

The members of the Audit Committee are Messrs. William Worrall, Gerald Carlson and Mark T. Brown. The Audit Committee met four (4) times during Fiscal 2017. The full text of the initial Audit Committee Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004. After review, the charter was altered to more properly define the functions of the Audit Committee. The revised charter is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Jack McCleary, William Worrall and Gerald Carlson. The Nominating and Corporate Governance Committee met two (2) time during Fiscal 2017. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Jack McCleary, William Worrall, Mark T. Brown and Gerald Carlson. The Compensation Committee met four (4) times during Fiscal 2017 with Jack McCleary, Mark T. Brown and William Worrall attending all four (4) meetings and Gerald Carlson attending three (3) of the four (4) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

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

Policies Regarding the Representation of Women on the Board

There is currently one woman on the Company’s Board representing 12.5% of the Board. The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board will consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

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

Consideration Given to the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Form 20-F Annual Report, one of the Company’s directors (representing 12.5% of the Company’s eight directors) and none of the Company’s executive officers are women.

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

All Directors, Officers and Employees (“Individuals”) sign a Certification (“Certification”) stating they have read the Code of Business Ethics policy (“Policy”) of the Company and have complied with such Policy in all respects. The Certification further acknowledges that all members of the Individual’s family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the Business Corporations Act (British Columbia) and the Company’s Articles.

Employees

As of December 31, 2017, the Company operated with nine people in Canada, of which six are administrative personnel and three are exploration personnel, some of which are retained on a contractual basis. There are no full time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

Table No. 10 lists, as of March 28, 2018, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,053,146(1)10)	3.91%
Common	Morgan Poliquin	4,467,964(2)(10)	4.26%
Common	Jack McCleary	897,711(3)	0.87%
Common	Gerald G. Carlson	594,700(4)	0.58%
Common	David Strang	500,000(5)	0.49%
Common	Mark T. Brown	595,000(6)	0.58%
Common	William J. Worrall	554,780(7)	0.54%
Common	Elaine Ellingham	-	-
Common	Korm Trieu	643,698(8)	0.63%
Common	Doug McDonald	575,273(9)	0.56%
Common	Total Directors/Officers	12,882,272	12.41%

(1)	Of these shares 1,365,000 represent currently exercisable stock options, 50,000 represent currently exercisable warrants.
(2)	Of these shares 2,765,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 550,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 512,000 represent currently exercisable stock options.
(5)	Of these shares 500,000 represent currently exercisable stock options.
(6)	Of these shares 550,000 represent currently exercisable stock options. 20,000 of these shares are held indirectly by Pacific Opportunity Capital Ltd. (“POC”), a company controlled by Mr. Brown and his family.
(7)	Of these shares 500,000 represent currently exercisable stock options.
(8)	Of these shares 595,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(9)	Of these shares, 475,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(10)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 6,979,275 of the Company’s common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 126,100 of the Company’s common shares.

*Based on 102,199,625 shares outstanding as of March 28, 2018 and stock options and warrants held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 11 lists, as of March 28, 2018, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,053,146(1)(3)	3.91%
Common	Morgan Poliquin	4,467,964(2)(3)	4.26%
(1)	Of these shares 1,365,000 represent currently exercisable stock options, 50,000 represent currently exercisable warrants.
(2)	Of these shares 2,765,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin jointly hold voting power over 6,979,275 of the Company’s common shares otherwise legally and beneficially owned by Mr. Ernesto Echavarria, as well as over any common shares issued to Mr. Echavarria upon the exercise of his warrants to acquire an additional 126,100 of the Company’s common shares.

*Based on 102,199,625 shares outstanding as of March 28, 2018 and stock options and warrants held by each beneficial owner.

Related party transactions

Certain geological, technical, professional and general and administrative services were provided to the Company by the Chairman and/or a company controlled by Duane Poliquin operated through Hawk Mountain Resources Ltd., a private company of which Duane Poliquin is a shareholder.

The costs of such services for Fiscal 2017 ended December 31, 2017 were $168,000, Fiscal 2016 ended December 31, 2016 were $168,000, and Fiscal 2015 ended December 31, 2015 were $193,333.

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

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 30% of executive officer compensation from Almadex Minerals Limited:

	February 28, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Salaries and benefits	$156,667	$813,400	$755,475	$740,208	(i)
Share-based payments	144,000	2,216,170	1,537,060	725,165
Directors’ fees	70,000	70,000	41,000	48,000
	$370,667	$3,099,570	$2,333,535	$1,513,373

(i)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $193,333 for geological services provided to the Company and is recorded in general exploration expenses.

(b)	Almadex Minerals Limited (“Almadex”)

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the year ended December 31, 2017, the Company received $499,798 (2016 - $464,498; 2015 - $181,405) from Almadex for administrative services fees included in other income.

At December 31, 2017, the Company accrued $153,038 (2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

At December 31, 2017, included in accounts receivable is $195,551 (2016 - $149,429) due from Almadex in relation to administrative expenses recoveries.

(c)	Other related party transactions

During the year ended December 31, 2017, the Company paid a company controlled by a Mark Brown $Nil (2016 - $Nil; 2015 - $1,200) for administrative services provided to the Company.

During the year ended December 31, 2017, the Company employed the Chairman’s daughter for a salary of $43,800 less statutory deductions (2016 - $38,800; 2015 - $43,225) for marketing and administrative services provided to the Company.

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

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE MKT

(expressed in US$)

Year Ended	High	Low
12/31/2017	$1.75	$0.71
12/31/2016	1.88	0.50
12/31/2015	1.27	0.48
12/31/2014	1.94	0.86
12/31/2013	3.25	1.03

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Year Ended	High	Low
12/31/2017	$2.33	$0.92
12/31/2016	2.44	0.73
12/31/2015	1.57	0.65
12/31/2014	2.11	1.02
12/31/2013	3.19	1.08

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE MKT

(expressed in US$)

Quarter Ended	High	Low
31/12/2017	$1.24	$0.71
30/09/2017	1.32	1.10
30/06/2017	1.75	1.130
31/03/2017	1.30	0.95
12/31/2016	1.54	0.75
9/30/2016	1.88	1.30
6/30/2016	1.67	0.65
3/31/2016	0.81	0.50

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Quarter Ended	High	Low
12/31/2017	$1.56	$0.92
30/09/2017	1.68	1.34
30/06/2017	2.33	1.51
31/03/2017	1.70	1.27
12/31/2016	1.97	1.01
9/30/2016	2.44	1.70
6/30/2016	2.17	0.88
3/31/2016	1.12	0.73

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE MKT for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE MKT

(expressed in US$)

Month Ended	High	Low
2/28/2018	$0.97	$0.82
1/31/2018	1.05	0.87
12/31/2017	1.05	0.71
11/30/2017	1.06	0.85
10/31/2017	1.24	1.00
9/30/2017	1.32	1.15

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Month Ended	High	Low
2/28/2018	$1.20	$1.05
1/31/2018	1.35	1.07
12/31/2017	1.34	0.92
11/30/2017	1.35	1.09
10/31/2017	1.56	1.26
9/30/2017	1.61	1.34

The closing price of the Company’s common stock was $0.85 (US$) on the NYSE MKT and $1.09 (C$) on TSX on February 28, 2018.

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

On February 28, 2018, the shareholders' list for the Company’s common shares showed 239 registered shareholders and 89,598,481 shares outstanding. 190 of these registered shareholders are U.S. residents, owning 19,674,581 shares representing 22% of the issued and outstanding shares of common stock. 36 of these registered shareholders are Canadian residents, owning 69,029,771 shares representing 77% of the issued and outstanding shares of common stock. 13 of these registered shareholders are of other countries, owning 1,026,978 shares representing 1% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 28, 2018:

Table No. 18

Shares Issued to March 28, 2018

Number
Balance, December 31, 2017	102,199,625
Balance, March 28, 2018	102,199,625

Item 10. Additional Information

Flow-Through Shares

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares. There were no flow-through shares issued in Fiscal 2017, Fiscal 2016 and Fiscal 2015. In Fiscal 2011, the Company issued 100,000 flow-through shares. Flow-through shares differ from other common shares in one aspect only, namely the tax benefits connected with the expenditures associated with the funds raised through the sale of flow through shares flow through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares must expend the funds on qualifying natural resources exploration in Canada. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

A copy of the Company’s new articles is an exhibit to the 2005 Form 20-F Annual Report filed with the Commission on March 30, 2006.

Shareholder Rights Plan

On April 13, 2011, the Company’s Board of Directors adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent. The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011, reconfirmed by the shareholders of the Company at the 2014 Annual General Meeting and amended and reconfirmed at the 2017 Annual General Meeting. The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

The full text of the Rights Plan was filed under cover of Form 6-K with the Commission on April 15, 2011 and is also available on SEDAR and the Company’s website.

Advance Notice Policy

On January 28, 2013 the Company’s Board of Directors approved and adopted an Advance Notice Policy, as amended on May 1, 2015 (the “Policy”) which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”): or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

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

Multiple Voting Policy for Uncontested Elections of Directors

The Board believes that each of its members should carry the confidence and support of the Company’s shareholders and, accordingly, has adopted, effective May 15, 2017, an Amended Majority Voting Policy for the election of directors for non-contested meetings. The Amended Majority Voting Policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, immediately following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chairman of the Board. A “non-contested election” means an election where the number of nominees for director is not greater than the number of directors to be elected. Under the Amended Majority Voting Policy, the Board will consider such offer of resignation and shall make a determination whether or not to accept or reject the resignation no later than 90 days following the date of the applicable shareholders’ meeting and shall accept the resignation absent exceptional circumstances. The Board will promptly announce its decision via press release. If the Board determines not to accept the resignation, the press release must fully state the reasons for its decision. No director who is required to tender his or her resignation shall participate in any meeting of the Board at which the resignation is considered. If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, or may appoint a new director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

The full text of the Amended Multiple Voting Policy is an exhibit to this 20-F Annual Report filed with the Commission.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

1. Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 whereby the Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The full text of the Policy is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013.

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

3. Executive Compensation Contract dated effective as of January 29, 2013 as amended by Amending Agreement dated April 1, 2016 between the Company and Morgan Poliquin (“Poliquin”) whereby Poliquin agrees to provide the services of President and Chief Executive Officer for a term of 2 years renewable for two additional successive terms of 24 months for remuneration of $265,000 per annum. The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013 and of the Amending Agreement filed as an exhibit to the 2016 20-F Annual Report with the Commission on March 30, 2017.

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

7. Arrangement Agreement dated May 11, 2015 to spinout, pursuant to a statutory Plan of Arrangement, Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public Company called Almadex. On July 31, 2015, all conditions to the statutory Plan of Arrangement regarding the spinout were satisfied or waived and the spinout was effective. Almaden’s shareholders approved the Plan of Arrangement and exchanged their existing common shares of Almaden for one “new” Almaden common share and 0.6 common share of Almadex. The full text of the Arrangement Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

8. Administrative Services Agreement between the Company and Almadex Minerals Limited (“Almadex”) dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the “Agreement”). Under the Agreement, the Company provides management services to Almadex as the sole and exclusive manager, including the authority to manage the assets, operations, business, and administrative affairs of Almadex. Almadex compensates the Company 30% of the Company’s actual monthly cost of rent for any shared facilities, and 30% of any shared personnel’s fees and/or wages. Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex. The Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement and include a Change of Control clause. If either party is subject to Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target. The full text of the Administrative Services Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

9. Termination Agreement dated effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. for the services of Duane Poliquin as Executive Chairman. The full text of the Termination Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

10. Executive Employment Contract dated effective as of January 1, 2016 between the Company and Duane Poliquin to serve as Executive Chairman for a term of 2 years, renewable for two additional successive terms of 24 months, for remuneration of $240,000 per annum. The full text of the Executive Compensation Contract is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016 and of the Amending Agreement filed as an exhibit to the 2016 20-F Annual Report with the Commission on March 30, 2017.

Exchange controls

Except as discussed above, the Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of interest, dividends or other payments to non-Canadian holders of the Company's common shares. There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of non-Canadians to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Canadian Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Revenue Agency. This summary does not take into account Provincial income tax consequences.

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

Certain U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective holder and not an opinion or representation with respect to the U.S. Federal income tax consequences to any U.S. Holder or prospective holder is made. The following summary was not written and is not intended to be used, and cannot be used, by any person for the avoidance of any penalties with respect to taxes that may be imposed on such person. U.S. Holders and prospective holders of shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of shares of the Company who is a citizen or resident of the U.S. (as defined under Treasury Regulation Section 301.7701(b) or any applicable income tax convention), a company (or an entity which has elected to be treated as a corporation under Treasury Regulation Sections 301.7701-3) created or organized in or under the laws of the U.S. or of any political subdivision thereof, any estate other than a foreign estate (as defined in Section 7701(a)(31)(A) of the Code or, a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30)(E) of the Code). This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder of the Company or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of the Company.

Distribution on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Unless the distribution constitutes “qualified dividend income” as defined in Section 1(h)(11), dividend income will be taxed at marginal tax rates applicable to ordinary income.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain U.S. corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from the Company (unless the Company qualifies as a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion. In addition, as discussed under the Controlled Foreign Corporation section below, distributions from controlled foreign corporations to certain U.S. corporate shareholders may be entitled to a dividend received deduction for the foreign source portion of the dividend.

The so-called Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017 by the U.S. government. The Tax Act broadly changes the taxation of foreign earnings attributable to certain U.S. Holders from a worldwide tax regime to a territorial regime. The Tax Act created a transition tax that creates a deemed repatriation of previously untaxed foreign earnings and profits. Certain U.S. Holders may be subject to this transition tax and recognize taxable income due to undistributed earnings and profits of the Company.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to a U.S. Holder’s ability to claim the foreign tax credit. Furthermore, a foreign tax credit may not be claimed when a U.S. Holder is entitled to a dividend received deduction. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

For U.S. tax purposes, a U.S. Holder will generally recognize gain or loss upon the sale of shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in his, her or its shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder. Capital gain will then be classified as a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not companies, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are taxable corporations (other than companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Net Investment Tax

U.S. Holders may also be subject to the Net Investment Income Tax, which is imposed on certain U.S. taxpayers’ income from investments, such as dividends, interest and capital gains. Individual taxpayers are liable for a 3.8 percent Net Investment Income Tax on the lesser of their net investment income, or the amount by which their modified adjusted gross income exceeds certain statutory thresholds based on their filing status. U.S. Holders or prospective U.S. Holders should consult their tax advisors to determine if the Net Investment Income Tax will apply in their individual circumstances.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of shares of the Company.

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

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign companies. U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of PFIC shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares. The elections available to U.S. shareholders of a PFIC are made on a shareholder-by-shareholder basis, and U.S. shareholders should consult with tax advisors as soon as possible to determine the what election, if any, such U.S. shareholder should make the timing for making such election can have consequences on the U.S. shareholders tax position with respect to its ownership in a PFIC.

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

If a company is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds shares, then the company will continue to be treated as a PFIC with respect to such shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such shares had been sold on the last day of the last taxable year for which it was a PFIC. If the company no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a Pedigreed QEF election.

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

Under an alternative method, U.S. Holders who hold (actually or constructively) marketable stock of a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (a) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (b) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisors regarding the manner of making such an election.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of stock entitled to vote or more than 50% of the total value of the stock of the Company is owned, directly, indirectly or constructively, by U.S. Holders, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock or 10% or more of the total value of all classes of stock of the Company (“10% U.S. Holders”), the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would effect many complex results, one of which requires such 10% U.S. Holders to include in their income their pro rata share of (i) Subpart F income of the CFC, (ii) the CFC’s earnings from certain investments in U.S. property, (iii) global intangible low-taxed income (“GILTI), and (iv) base erosion minimum tax amounts for certain 10% U.S. Holders with sufficient gross receipts that make deductible payments to related foreign parties in tax years after December 31. 2018. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a 10% U.S. Holder at any time during the five-year period ending with the sale or exchange will be treated as dividend income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the 10%U.S. Holder and while the Company was a CFC attributable to the shares sold or exchanged. Certain U.S. corporations that are 10% U.S. Holders may be entitled to a dividend received deduction for the foreign source portion of dividends received from the Company as discussed above.

If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to certain 10% U.S. Holders of the CFC. This rule generally will be effective for taxable years of 10% U.S. Holders beginning after 1997 and for taxable years of foreign company’s ending with or within such taxable years of 10% U.S. Holders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is beyond the scope of this discussion.

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

U.S. Holder’s should consult with their tax advisors to determine if holding common shares in the Company will create any other disclosure or reporting requirements for U.S. tax purposes.

Documents on Display

Any of the documents referred to above can be viewed at the registered office of the Company located at 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

This Annual Report and the Company’s recent 6-K filings can be viewed on the U.S. Securities and Exchange Commission’s EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $165,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $6,400.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2017. This evaluation was conducted under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

All Directors, Officers and Employees (“Individuals”) sign al Certification (“Certification”) stating they have read the Code of Business Ethics policy (“Policy”) of the Company and have complied with such Policy in all respects. The Certification further acknowledges that all members of the Individual’s family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

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

Table No. 19

Principal Accountant Fees

	December 31, 2017	December 31, 2016
Audit fees	$38,000	$38,000
Audit-related fees	12,898	4,330
Tax fees	-	-
Other fees	-	-

Fiscal 2017 and Fiscal 2016 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On January 4, 2016, the Company accepted the resignation of Deloitte LLP, Chartered Professional Accountants, and appointed Davidson & Company LLP, Chartered Professional Accountants, as the Company’s successor auditor. Deloitte LLP resigned on its own initiative. The resignation of the former auditor was accepted by the Company’s Audit Committee and the Board of Directors. The appointment of the successor auditor was made and approved by the Company’s Audit Committee and the Board of Directors. Deloitte LLP identified an independence matter related to their audit for the year ended December 31, 2013. Deloitte LLP discussed the matter with the Chair of the Audit Committee, and have stated they do not believe the independence matter affects the impartiality, objectivity and integrity of the previously issued audit report or underlying financial statements, or any financial statements issued or to be issued subsequent to the date of the most recent financial statements covered by an audit report. The audit committee agrees with Deloitte’s determination.

During the two most recent fiscal years, there were no disagreements between the Company and the current or former auditors. The accountant’s report on the financial statements for each of the two most recent fiscal years contained no adverse opinions or disclaimer of opinions. The Company did not consult with Davidson & Company LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Deloitte LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report filed with the Commission on March 31, 2016.

Item 16G. Corporate Governance

The Company’s class of common shares is listed on the NYSE MKT and the Toronto Stock Exchange. Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE MKT Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 8 directors, of which 6 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has provided financial statements pursuant to Item 18 of this Form 20-F.

Item 18. Financial Statements

The Company’s consolidated financial statements and notes thereto are expressed in Canadian Dollars (CDN$) and are prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Item 19. Exhibits

A. The financial statements and notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 28, 2018

Consolidated statements of financial position at December 31, 2017 and 2016

Consolidated statements of comprehensive loss for the years ended December 31, 2017, 2016 and 2015

Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015

Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015

Summary of significant accounting policies and other explanatory information

B. Index to Exhibits

1. (P)	Certificate of Amalgamation
Amalgamation Agreement
- Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2001, as filed with the Commission on May 17, 2002.

1.1	Articles
- Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.

2.	Instruments defining the rights of holders of equity or debt securities being registered
- Refer to Exhibit No. 1.

3.	Voting trust agreements. The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.	Executive Compensation Contract dated January 29, 2013 with Hawk Mountain Resources Ltd.
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 and filed with the Commission on March 28, 2013.

4.1	Executive Compensation Contract dated January 29, 2013 with Morgan Poliquin
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 and filed with the Commission on March 28, 2013.

4.2	Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd.
- Incorporated by reference to the Form 6-K and filed with the Commission on June 20, 2013.

4.4	Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.

4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.

4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.

4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. and filed with the Commission on March 31, 2016.

4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.

4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016 and filed with the Commission on March 31, 2016.

4.11	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.

4.12	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
11.1	Nominating and Corporate Governance Committee-Duties and Responsibility
11.2	Compensation Committee-Responsibilities and Duties
11.3	Code of Business Ethics
11.4	Code of Business Conduct and Ethics for Directors
11.5	Communications Policy
11.6	Securities Trading Policy
11.7	Whistleblower Policy
11.8	Privacy Policy
- Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.
11.9	Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting
- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.
11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(P): Indicates a paper filing

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2017, 2016 and 2015

Almaden Minerals Ltd.

December 31, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2017, 2016 and 2015 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 28, 2018

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 16)	16,334,534	9,770,006
Accounts receivable and prepaid expenses (Note 5)	368,963	380,898
	16,703,497	10,150,904

Non-current assets
Deposit on mill equipment (Note 9)	4,923,209	1,280,383
Property, plant and equipment (Note 10)	372,292	97,252
Exploration and evaluation assets (Note 11)	44,804,198	35,985,356
	50,099,699	37,362,991
TOTAL ASSETS	66,803,196	47,513,895

LIABILITIES
Current liabilities
Trade and other payables (Note 13)	638,001	857,823

Non-current liabilities
Deferred income tax liability (Note 17)	1,434,882	1,434,882
Total liabilities	2,072,883	2,292,705

EQUITY
Share capital (Note 12)	118,054,463	95,290,220
Reserves (Note 12)	15,528,276	13,552,101
Deficit	(68,852,426)	(63,621,131)
Total equity	64,730,313	45,221,190
TOTAL EQUITY AND LIABILITIES	66,803,196	47,513,895

Commitments (Note 18)

Subsequent events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 28, 2018.

They are signed on the Company’s behalf by:

/s/ Duane Poliquin	/s/ Mark T. Brown
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year Ended December 31,
	2017	2016	2015
	$	$	$
Expenses
Professional fees	683,915	512,659	1,089,276
Salaries and benefits (Note 13(b))	1,480,745	1,381,060	799,566
Travel and promotion	286,920	259,840	264,128
Depreciation (Note 10)	28,274	27,039	131,486
Office and license (Note 13(b))	145,965	120,972	150,844
Rent (Note 13(b))	173,891	146,759	175,583
Stock exchange fees	48,037	23,389	115,294
Insurance	55,007	60,499	70,202
Transfer agent fees	33,919	23,370	31,830
Directors’ fees (Note 13(a))	70,000	41,000	48,000
General exploration expenses (Note 13(a))	-	1,467	432,764
Share-based payments (Note 12(d)13(a))	2,693,070	1,869,010	950,740
	5,699,743	4,467,064	4,259,713

Other income (loss)
Interest and other income (Note 13(b))	654,741	550,271	303,403
Impairment of exploration and evaluation assets	-	-	(97,044)
Income on exploration and evaluation assets (Note 14)	-	-	32,920
Loss on investment in associate (Note 7)	-	-	(95,892)
Impairment of marketable securities (Note 6)	-	-	(162,000)
Impairment of investment in associate (Note 7)	-	-	(470,700)
Gain on transfer of spin-out assets (Note 2)	-	-	3,115,422
Loss on fair value of contingent shares receivable (Note 8)	-	-	(22,500)
Loss on sale of property, plant and equipment (Note 10)	(1,760)	(3,985)	(22,692)
Foreign exchange gain (loss)	(184,533)	(102,726)	129,671
	468,448	443,560	2,710,588
Loss before income taxes	(5,231,295)	(4,023,504)	(1,549,125)
Deferred income tax recovery (Note 17)	-	-	404,600
Net loss for the year	(5,231,295)	(4,023,504)	(1,144,525)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets, net of tax of $Nil	-	-	(170,640)
Reclassification adjustment relating to available-for-sale financial assets included in net loss, net of tax of $Nil	-	-	(162,812)
Other comprehensive loss for the year	-	-	(333,452)

Total comprehensive loss for the year	(5,231,295)	(4,023,504)	(1,477,977)

Basic and diluted net loss per share (Note 15)	(0.05)	(0.05)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year Ended December 31,
	2017	2016	2015
	$	$	$
Operating activities
Net loss for the year	(5,231,295)	(4,023,504)	(1,144,525)
Items not affecting cash
Deferred income tax recovery	-	-	(404,600)
Loss on investment in associate	-	-	95,892
Depreciation	28,274	27,039	131,486
Unrealized foreign exchange	-	9,575	(1,370)
Loss on fair value of contingent shares receivable	-	-	22,500
Loss on disposal of property, plant and equipment	1,760	3,985	22,692
Impairment of marketable securities	-	-	162,000
Impairment of investment in associate	-	-	470,700
Impairment of exploration and evaluation assets	-	-	97,044
Gain on transfer of spin-out assets	-	-	(3,115,422)
Share-based payments	2,693,070	1,869,010	950,740
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	11,935	2,566	(342,649)
Trade and other payables	(178,511)	(209,807)	39,546
Net cash used in operating activities	(2,674,767)	(2,321,136)	(3,015,966)
Investing activities
Exploration and evaluation assets deposits	-	-	683
Deposit on mill equipment	(3,642,826)	(324,600)	(692,000)
Property, plant and equipment – purchase	(305,074)	(22,538)	(2,516)
Exploration and evaluation assets – costs	(8,860,153)	(5,177,485)	(3,668,974)
Net cash used in investing activities	(12,808,053)	(5,524,623)	(4,362,807)
Financing activities
Cash paid to Almadex pursuant to the plan of arrangement	-	-	(3,000,000)
Issuance of shares, net of share issue costs	19,115,418	4,091,646	8,428,953
Options exercised	1,105,290	143,490	-
Share issuance cost on cashless exercise of options (Note 12(d))	(203,232)	-	-
Warrants and finders’ warrants exercised	2,029,872	7,157,851	-
Net cash from financing activities	22,047,348	11,392,987	5,428,953

Change in cash and cash equivalents	6,564,528	3,547,228	(1,949,820)
Cash and cash equivalents, beginning of year	9,770,006	6,222,778	8,172,598
Cash and cash equivalents, end of year	16,334,534	9,770,006	6,222,778
Supplemental cash and cash equivalents information – Note 16

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital			Reserves
	Number of shares	Amount	Share-based payments	Warrants	AFS financial assets	Total reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance, January 1, 2015	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	950,740	-	-	950,740	-	950,740
Private placements, net	8,926,666	8,229,361	-	180,267	-	180,267	-	8,409,628
Transfer of net assets pursuant to spin-out	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	19,325	-	19,325	-	19,325
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the year	-	-	-		(332,452)	(333,452)	(1,144,525)	(1,477,977)
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,869,010	-	-	1,869,010	-	1,869,010
Private placements, net	3,229,082	4,073,728	-	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	-	17,918	-	17,918
Shares issued for cash on exercise of finders’ warrants	35,200	27,104	-	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	-	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	182,000	143,490	-	-	-	-	-	143,490
Fair value of cash stock options transferred to share capital	-	43,180	(43,180)	-	-	(43,180)	-	-
Shares issued on cashless exercise of stock options	63,510	-	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	108,300	(108,300)	-	-	(108,300)	-	-
Total comprehensive loss for the year	-	-	-	-	-	-	(4,023,504)	(4,023,504)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	-	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	2,693,070	-	-	2,693,070	-	2,693,070
Private placements, net	12,377,207	18,934,727	-	-	-	-	-	18,934,727
Finders' warrants issued pursuant to private placement	-	-	-	180,691	-	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	-	(12,797)	-	-
Shares issued for cash on exercise of warrants	1,986,667	1,986,667	-	-	-	-	-	1,986,667
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(203,232)	-	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	-	(387,930)	-	-
Total comprehensive loss for the year	-	-	-	-	-	-	(5,231,295)	(5,231,295)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	-	15,528,276	(68,852,426)	64,730,313

The accompanying notes are an integral part of these consolidated financial statements.

1.	Nature of operations

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

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves and is considered to be in the exploration stage. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Plan of arrangement

On July 31, 2015, the spin-out of Almadex Minerals Limited (“Almadex”) became effective as all conditions to the statutory plan of arrangement (the “Plan of Arrangement”) were satisfied or waived.

Pursuant to the Plan of Arrangement, Almaden’s shareholders exchanged their existing common shares of Almaden and received one “new” Almaden common share and 0.6 common shares of Almadex.

The carrying value of the net assets transferred to Almadex, pursuant to the Plan of Arrangement consisted of the following assets and liabilities:

Assets:
Accounts receivable and prepaid expenses	$142,731
Marketable securities(1)	357,672
Inventory	274,768
Investment in associate	2,108,408
Reclamation deposit	30,235
Contingent shares receivable	47,100
Property, plant and equipment	622,971
Exploration and evaluation assets	2,128,240
Total assets	5,712,125
Liabilities:
Trade and other payables	(49,748)
Carrying value of net assets	5,662,377
Fair value of net assets distributed	8,777,799
Gain on transfer of spin-out assets	$3,115,422

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

Under the terms of the Plan of Arrangement, each issued and outstanding Almaden option and warrant was adjusted to compensate the option and warrant holders for the assets spun-out. The exercise price paid was allocated between the Company and Almadex on the same ratio that the fair market value of the spin-out assets had, to the fair market value of the assets of the Company. See Note 12 (c) and (d).

3.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)       Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss, and available-for-sale, which have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2017.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c)       Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

3.	Basis of Presentation (Continued)

(d)       Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 11 and 17).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated annual gains or losses from income and dilution on the former investment in associate;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 4(f));

3.	Basis of Presentation (Continued)

(d)       Significant accounting judgments and estimates (continued)

Estimates (continued)

o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable (Note 4(f));

4.	Significant Accounting Policies

(a)       Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

		Jurisdiction	Nature of operations

	Puebla Holdings Inc.	Canada	holding company
	Minera Gorrion, S.A. de C.V.	Mexico	exploration company
(i)	Almaden America Inc.	USA	exploration company
(i)	Republic Resources Ltd.	Canada	service company
(i)	Ixtaca Precious Metals Inc.	Canada	holding company
(i)	Pangeon Holdings Ltd.	Canada	holding company
(i)	Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
(i)	Minera Gavilan, S.A. de C.V.	Mexico	exploration company
(i)	Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
(i)	Minera Alondra, S.A. de C.V.	Mexico	holding company

(i)             Included in consolidation until July 31, 2015 due to the Plan of Arrangement (Note 2).

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method. Under this method, the Company’s share of the investee’s profit or loss is included in profit or loss and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment. The Company’s former 38.8% interest in Gold Mountain Mining Corporation was accounted for using the equity method until the Plan of Arrangement.

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

(b)       Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)       Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

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

4.	Significant Accounting Policies (Continued)

(c)       Financial instruments (continued)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income within reserves, as equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in profit or loss.

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

(e)       Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available for use at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	7%

4.	Significant Accounting Policies (Continued)

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

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

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

(f)       Exploration and evaluation assets (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property, plant and equipment.

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

(g)       Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

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

(i)       Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

(m)       Application of new and revised accounting standards effective January 1, 2017

The following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2017:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

(n)       Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2017. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company expects no impact on its consolidated financial statements upon adoption of this standard.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has determined that the adoption of this standard will not have a significant impact on its future consolidated financial statements.

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

5.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2017	2016
Accounts receivable (Note 13(b))	$243,971	$248,379
Prepaid expenses	124,992	132,519
	$368,963	$380,898

At December 31, 2017, the Company has recorded value added taxes of $444,729 (2016 - $248,142) included in exploration and evaluation assets as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 11).

6.	Marketable Securities

The Company formerly held marketable securities consisting of equity securities of publicly traded companies, which were designated as available-for-sale, and valued at fair value. During the year ended December 31, 2015, the Company determined that $162,000 of unrealized losses previously recorded in other comprehensive income was a result of significant or prolonged losses. These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

7.	Investment in Associate

Gold Mountain Mining Corporation (“Gold Mountain”)

The Company formerly held 26,750,000 common shares of Gold Mountain. The Company accounted for this investment using the equity method as the Company had determined that significant influence existed. The Company had recorded its equity share of Gold Mountain’s loss during the year ended December 31, 2015 in the amount of $95,892. During the year ended December 31, 2015, the Company wrote down its investment in associate to its fair value and recorded impairment charges of $470,700 as the decline in value was considered significant and prolonged. The investment in associate was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

The continuity of the Company’s investment in associate for the year ended December 31, 2015 is as follows:

2015
Balance, beginning of year	$2,675,000
Company’s share of net loss	(95,892)
Impairment	(470,700)
Transfer to Almadex	(2,108,408)
Balance, end of year	$-

8.	Contingent Shares Receivable

(a)           Gold Mountain Mining Corporation

The Company formerly held contingent shares receivable in Gold Mountain. During the year ended December 31, 2015, a gain on fair value adjustment of $Nil was recorded. This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(b)           Goldgroup Mining Inc.

The Company formerly held contingent shares receivable in Goldgroup Mining Inc. During the year ended December 31, 2015, a loss on fair value adjustment of $22,500 was recorded. This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

9.	Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of US$6,500,000, plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

In order to exercise the Option, Almaden must make option payments according to the following schedule:

Date	Payment Status	USD	CAD
October 21, 2015	Cash paid	$250,000	$346,000
November 25, 2015	407,997 shares issued		273,358
December 29, 2015	Cash paid	250,000	346,000
December 31, 2015			965,358
March 17, 2016	Cash paid	250,000	324,600
Unrealized foreign exchange loss on deposit on mill equipment			(9,575)
December 31, 2016			$1,280,383

June 13, 2017	Cash paid	2,000,000	2,647,600
Mill Deposit			3,927,983
Mill Mobilization Deposit
April 5, 2017	Cash paid	$350,000	469,385
July 19, 2017	Cash paid	$417,500	525,841
			995,226
December 31, 2017			$4,923,209

In order to exercise the Option, Almaden must make a final option payment on or before June 15, 2018 for $3,750,000 USD ($4,704,375 CAD). The payments are not refundable upon termination of the option.

The Company has begun a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. A deposit of $995,226 ($767,500 USD) was paid during the period ended December 31, 2017 to set up camp for the dismantlement of the mill.

10.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	-	995,754
Additions	-	19,029	15,748	4,300	-	66,045	199,952	305,074
Disposals	(36,529)	-	-	-	-	-	-	(36,529)
December 31, 2017	110,040	154,093	247,199	189,563	51,760	311,692	199,952	1,264,299

Accumulated depreciation
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	-	898,502
Disposals	(34,769)	-	-	-	-	-	-	(34,769)
Depreciation	250	2,915	8,960	9,187	600	6,362	-	28,274
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007

Carrying amounts
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	-	97,252
December 31, 2017	-	19,609	33,497	25,352	2,394	91,488	199,952	372,292

During the year ended December 31, 2017, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $1,760.

The Company has acquired containers to begin a mobilization plan to move the Rock Creek mill (Note 9) from Nome, Alaska to Mexico. As at December 31, 2017, container costs of $199,952 are recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for use.

10.	Property, plant and equipment (Continued)

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2015	174,462	135,064	218,166	176,010	51,760	245,647	1,001,109
Additions	-	-	13,285	9,253	-	-	22,538
Disposals	(27,893)	-	-	-	-	-	(27,893)
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	995,754

Accumulated depreciation
December 31, 2015	167,604	130,695	198,221	144,943	48,018	205,890	895,371
Disposals	(23,908)	-	-	-	-	-	(23,908)
Depreciation	863	874	6,521	10,081	748	7,952	27,039
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	898,502

Carrying amounts
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	105,738
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	97,252

During the year ended December 31, 2016, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $3,985 in the consolidated statements of comprehensive loss.

11.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2016)	4,780,570	1	4,780,571
Additions	2,757,007	-	2,757,007
Closing balance - (December 31, 2017)	7,537,577	1	7,537,578
Deferred exploration costs:
Opening balance - (December 31, 2016)	31,204,785	-	31,204,785
Costs incurred during the period
Drilling and related costs	1,053,771	-	1,053,771
Professional/technical fees	112,191	-	112,191
Claim maintenance/lease costs	160,251	-	160,251
Geochemical, metallurgy	746,103	-	746,103
Technical studies	1,698,055	-	1,698,055
Travel and accommodation	390,927	-	390,927
Geology, geophysics and exploration	795,731	-	795,731
Supplies and misc.	118,015	-	118,015
Water exploration	7,981	-	7,981
Environmental	534,081	-	534,081
Value-added tax (Note 5)	444,729	-	444,729
Total deferred exploration costs during the period	6,061,835	-	6,061,835
Closing balance - (December 31, 2017)	37,266,620	-	37,266,620
Total exploration and evaluation assets	44,804,197	1	44,804,198

11.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2015)	3,202,134	1	3,202,135
Additions	1,578,436	-	1,578,436
Closing balance - (December 31, 2016)	4,780,570	1	4,780,571
Deferred exploration costs:
Opening balance - (December 31, 2015)	27,335,875	-	27,335,875
Costs incurred during the period
Drilling and related costs	666,210	-	666,210
Professional/technical fees	139,916	-	139,916
Claim maintenance/lease costs	138,901	-	138,901
Geochemical, metallurgy	611,344	-	611,344
Technical studies	1,048,807	-	1,048,807
Travel and accommodation	273,178	-	273,178
Geology, geophysics and exploration	489,919	-	489,919
Supplies and misc.	31,636	-	31,636
Water exploration	97,232	-	97,232
Reclamation, environmental	123,625	-	123,625
Value-added tax (Note 5)	248,142	-	248,142
Total deferred exploration costs during the period	3,868,910	-	3,868,910
Closing balance - (December 31, 2016)	31,204,785	-	31,204,785
Total exploration and evaluation assets	35,985,355	1	35,985,356

During the year ended December 31, 2016, the Company entered into two option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of $25,000,000 Mexico pesos (MXN) as follows:

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

(a)       Authorized share capital

At December 31, 2017, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)       Details of private placement and other issues of common shares in 2017, 2016 and 2015

On June 1, 2017, the Company closed a bought deal private placement by the issuance of 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issue costs included a finder’s fee of $1,035,069 in cash, and finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $296,823 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

12.	Share capital and reserves (Continued)

(b)       Details of private placement and other issues of common shares in 2017, 2016 and 2015 (continued)

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Share issue costs included a finder’s fee of $147,925 in cash, and finders’ warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018. The fair value of the finders’ warrants was $17,918. In connection with the private placement, the Company also incurred $119,689 in share issue costs. These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share as a payment for the Mill Purchase Option Agreement (Note 9).

On November 17, 2015, the Company closed a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.00 per share until November 17, 2017. A finder’s fee of $73,550 in cash and finder’s warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement. The fair value of the finders’ warrants was $5,984. In connection with the private placement, the Company also incurred $43,075 share issue costs. $3,199,733 of the proceeds from the private placement was allocated to share capital, and $180,267 to the warrants under the residual value method.

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016. A finder’s fee of $212,626 in cash and finder’s warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finders’ warrants was $13,341. In connection with the private placement, the Company also incurred $146,796 share issue costs. The proceeds of the private placement were allocated entirely to share capital.

12.	Share capital and reserves (Continued)

(c)       Warrants

The continuity of warrants for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Exercise	Dec 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(1,986,667)	(50,000)	-
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(2,017,139)	(50,000)	8,132,262
Weighted average exercise price		$1.44	$2.34	$1.01	$1.00	$2.27

The weighted average remaining life of warrants outstanding at December 31, 2017 was 1.95 years (2016 – 1.34 years).

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Issued	Exercised	cancelled	2016
February 11, 2016	$1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	$1.12	49,410	-	-	(49,410)	-
July 17, 2016	$1.58	4,376,000	-	(4,376,000)	-	-
July 17, 2016	$1.32	186,000	-	-	(186,000)	-
November 17, 2017	$1.00	2,253,334	-	(216,667)	-	2,036,667
November 17, 2017	$0.77	35,200	-	(35,200)	-	-
November 25, 2018	$2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(4,627,867)	(2,445,410)	3,697,152
Weighted average exercise price		$1.47	$1.98	$1.55	$1.71	$1.44

	Exercise		December 31,			Expired/	December 31,
Expiry date	price		2014	Issued	Exercised	cancelled	2015
August 1, 2015		$1.50	48,000	-	-	(48,000)	-
August 1, 2015		$2.00	2,000,000	-	-	(2,000,000)	-
July 17, 2016	*	$1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	*	$1.32	186,000	-	-	-	186,000
February 11, 2016	*	$1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	*	$1.12	-	49,410	-	-	49,410
November 17, 2017		$1.00	-	2,253,334	-	-	2,253,334
November 17, 2017		$0.77	-	35,200	-	-	35,200
Warrants outstanding and exercisable			6,610,000	4,547,944	-	(2,048,000)	9,109,944
Weighted average exercise price			$1.70	$1.37	-	$1.99	$1.47

* On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.

12.	Share capital and reserves (Continued)

(c)       Warrants (continued)

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2017, 2016 and 2015 calculated using the Black-Scholes model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
295,734	June 1, 2017	$0.58	0.71%	2	66.26%	$Nil
17,911	February 7, 2017	$0.51	0.72%	2.50	61.54%	$Nil
45,944	May 25, 2016	$0.39	0.59%	2	55.53%	$Nil
35,200	November 17, 2015	$0.17	0.38%	2	47.77%	$Nil
49,410	February 11, 2015	$0.27	0.56%	1	40.83%	$Nil

(d)       Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2017, the Company had reserved 929,963 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2017, 2016 and 2015 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (Continued)

The continuity of stock options for the year ended December 31, 2017, 2016 and 2015 are as follows:

Expiry date	Exercise price	Dec 31, 2016	Granted	Exercised		Expired	December 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		(100,000)	-
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
April 30, 2020	$1.14	-	100,000	-		-	100,000
September 30, 2020	$1.25	-	1,195,000	-		-	1,195,000
Options outstanding and exercisable		7,850,000	4,914,000	(2,699,000)		(775,000)	9,290,000
Weighted average exercise price		$1.29	$1.39	$0.88		$2.21	$1.39

(i)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72 respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2017 was 1.33 years (2016 – 1.13 years).

Expiry date	Exercise price		Dec 31, 2015	Granted	Exercised		Expired / cancelled	Dec 31, 2016
May 6, 2016	*	$1.33	65,000	-	-		(65,000)	-
June 8, 2016	*	$2.89	2,145,000	-	-		(2,145,000)	-
July 14, 2016	*	$1.37	130,000	-	(120,000	)(i)	(10,000)	-
August 15, 2016	*	$2.57	150,000	-	-		(150,000)	-
October 10, 2016	*	$1.23	150,000	-	(150,000	)(i)	-	-
January 6, 2017	*	$0.98	1,180,000	-	-		-	1,180,000
May 4, 2017	*	$1.91	200,000	-	-		(25,000)	175,000
June 8, 2017	*	$1.98	75,000	-	-		-	75,000
August 26, 2017	*	$0.74	1,445,000	-	(135,000)		-	1,310,000
September 11, 2017	*	$2.31	500,000	-	-		-	500,000
November 22, 2017	*	$2.22	100,000	-	-		-	100,000
April 4, 2018	*	$1.74	90,000	-	-		-	90,000
May 6, 2018		$1.41	-	100,000	-		-	100,000
June 8, 2018		$1.44	-	1,915,000	-		-	1,915,000
June 18, 2018	*	$1.46	250,000	-	-		-	250,000
June 29, 2018		$1.71	-	15,000	-		-	15,000
August 9, 2018		$1.91	-	491,000	-		-	491,000
September 15, 2018		$1.85	-	170,000	-		-	170,000
December 11, 2018		$0.72	756,000	-	(32,000)		-	724,000
December 11, 2018		$1.68	-	150,000	-		-	150,000
December 11, 2018		$1.80	-	20,000	-		-	20,000
January 2, 2019	*	$1.04	375,000	-	-		-	375,000
July 2, 2019	*	$1.32	150,000	-	-		-	150,000
July 2, 2019		$1.19	-	60,000	-		-	60,000
Options outstanding and exercisable			7,761,000	2,921,000	(437,000)		(2,395,000)	7,850,000
Weighted average exercise price			$1.65	$1.55	$1.08		$2.81	$1.29

(i)	In accordance with the Company’s stock option plan, options holders exercised 105,000 and 150,000 stock options on a cashless basis at an exercise price of $1.37 and $1.23. The total number of shares issued in connection with the cashless exercise of options was 63,510.

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (Continued)

Expiry date	Exercise price		December 31, 2014	Granted	Exercised	Expired / cancelled	December 31, 2015
January 4, 2015		$1.14	970,000	-	-	(970,000)	-
February 22, 2015		$2.26	20,000	-	-	(20,000)	-
April 25, 2015		$1.67	25,000	-	-	(25,000)	-
June 21, 2015		$1.00	140,000	-	-	(140,000)	-
July 16, 2015		$0.92	200,000	-	-	(200,000)	-
August 27, 2015		$2.22	205,000	-	-	(205,000)	-
September 20, 2015	*	$2.34	100,000	-	-	(100,000)	-
November 22, 2015	*	$2.40	75,000	-	-	(75,000)	-
May 6, 2016	*	$1.33	65,000	-	-	-	65,000
June 8, 2016	*	$2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	*	$1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	*	$2.57	150,000	-	-	-	150,000
October 10, 2016	*	$1.23	150,000	-	-	-	150,000
January 6, 2017	*	$0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	*	$1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	*	$1.98	75,000	-	-	-	75,000
August 26, 2017	*	$0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	*	$2.31	500,000	-	-	-	500,000
November 22, 2017	*	$2.22	100,000	-	-	-	100,000
April 4, 2018	*	$1.74	90,000	-	-	-	90,000
June 18, 2018	*	$1.46	250,000	-	-	-	250,000
December 11, 2018		$0.72	-	756,000	-	-	756,000
January 2, 2019	*	$1.04	375,000	-	-	-	375,000
July 2, 2019	*	$1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			6,285,000	3,381,000	-	(1,905,000)	7,761,000
Weighted average exercise price			$2.05	$0.82	-	$1.48	$1.65

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $2.29 to $2.05.

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2017, 2016 and 2015, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,195,000	December 22, 2017	$0.62	1.71%	3	65.20%	$Nil
100,000	November 23, 2017	$0.50	1.46%	3	63.93%	$Nil
500,000	September 12, 2017	$0.55	1.59%	2.5	63.12%	$Nil
1,160,000	August 25, 2017	$0.48	1.24%	2	62.80%	$Nil
75,000	June 12, 2017	$0.63	0.88%	2	65.95%	$Nil
75,000	May 19, 2017	$0.60	0.72%	2	65.65%	$Nil
175,000	May 4, 2017	$0.63	0.71%	2	65.77%	$Nil
207,000	March 17, 2017	$0.47	0.80%	2	61.28%	$Nil
1,427,000	January 11, 2017	$0.54	0.75%	2	68.94%	$Nil
60,000	December 21, 2016	$0.42	0.83%	2	70.18%	$Nil
20,000	November 2, 2016	$0.69	0.54%	2	68.31%	$Nil
150,000	October 6, 2016	$0.57	0.60%	2	68.47%	$Nil
170,000	September 15, 2016	$0.70	0.58%	2	68.08%	$Nil
491,000	August 9, 2016	$0.76	0.50%	2	67.52%	$Nil
15,000	June 29, 2016	$0.87	0.54%	2	66.44%	$Nil
1,915,000	June 8, 2016	$0.62	0.54%	2	64.68%	$Nil
100,000	May 6, 2016	$0.52	0.54%	2	63.84%	$Nil
756,000	December 11, 2015	$0.29	0.40%	3	55.79%	$Nil
1,445,000	August 26, 2015	$0.20	0.53%	2	58.76%	$Nil
1,180,000	January 6, 2015	$0.37	0.56%	2	52.37%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2017 was $2,693,070 (2016 - $1,869,010; 2015 -$950,740)

13.	Related party transactions and balances

(a)       Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 13 (b)) is as follows:

	December 31,	December 31,	December 31,
	2017	2016	2015

Salaries and benefits	$813,400	$755,475	$740,208	(i)
Share-based payments	2,216,170	1,537,060	725,165
Directors’ fees	70,000	41,000	48,000
	$3,099,570	$2,333,535	$1,513,373

(i)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $193,333 for geological services provided to the Company and is recorded in general exploration expenses. The services agreement with Hawk Mountain was terminated effective December 31, 2015. Effective January 1, 2016, the Company entered into an employment contract with the Chairman directly.

(b)       Almadex Minerals Ltd (“Almadex”)

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the year ended December 31, 2017, the Company received $499,798 (2016 - $464,498; 2015 - $181,405) from Almadex for administrative services fees included in other income.

At December 31, 2017, the Company accrued $153,038 (2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

At December 31, 2017, included in accounts receivable is $195,551 (2016 - $149,429) due from Almadex in relation to administrative expenses recoveries.

(c)       Other related party transactions

During the year ended December 31, 2017, the Company paid a company controlled by a Director of the Company, $Nil (2016 - $Nil; 2015 - $1,200) for administrative services provided to the Company.

During the year ended December 31, 2017, the Company employed the Chairman’s daughter for a salary of $43,800 less statutory deductions (2016 - $38,800; 2015 - $43,225) for marketing and administrative services provided to the Company.

14.	Income on Exploration and Evaluation Assets

Income on exploration and evaluation assets is comprised of the following:

Year ended December 31,
2017	2016	2015
$-	$-	$32,920
$-	$-	$32,920

During the year ended December 31, 2015, the Company received a 2014 British Columbia Mining Exploration Tax Credit (“BCMETC”) refund from the formerly held Merit projects in British Columbia, Canada.

15.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $5,231,295 (2016 - $4,023,504; 2015 - $1,144,525) and a weighted average number of common shares outstanding of 95,873,417 (2016 – 82,322,754, 2015 – 73,248,803)

The calculation of diluted net loss per share for the year ended December 31, 2017, 2016 and 2015 did not include the effect of stock options and warrants as they are anti-dilutive.

16.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2017	December 31, 2016	December 31, 2015

Exploration and evaluation assets expenditures included in trade and other payables	$493,943	$535,254	$265,393
Contribution from spin-out assets; recognition of Exploration and evaluation cost reclassified from share capital	-	-	184,169
Residual value of warrants classified to reserves from share capital	-	-	180,267
Fair value of finders’ warrants	180,691	17,918	19,325
Fair value of shares issued pursuant to mill option agreement	-	-	273,358
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	12,797	5,984	-
Fair value of cash stock options transferred to share capital on exercise of options	496,859	43,180	-
Fair value of cashless stock options transferred to share capital on exercise of options	387,930	108,300	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2017	December 31, 2016

Cash	$1,449,184	$1,427,306
Term Deposits	14,885,350	8,342,700
	$16,334,534	$9,770,006

17.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2017	December 31, 2016	December 31, 2015
Loss before income taxes	$(5,231,295)	$(4,023,504)	$(1,549,125)
Statutory rate	26.00%	26.00%	26.00%

Expected income tax	(1,360,137)	(1,046,111)	(402,773)
Effect of different tax rates in foreign jurisdictions	9,728	343	(8,855)
Non-deductible share-based payments	700,198	485,943	247,192
Other permanent items	3,360	2,022	213,166
Change in deferred tax assets not recognized	1,921,226	3,518,776	(574,942)
Impact of change in tax rates	(348,020)	-	-
Impact of change in expected manner of recovery	-	853,274	(306,411)
Share issuance costs	(399,602)	(39,241)	(21,723)
True-ups and other	(526,753)	(3,775,006)	449,746
Deferred income tax (recovery) expenses	$-	$-	$(404,600)

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

(b)	The Company’s deferred income tax recovery and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project. As a consequence of the Company’s spin-out (Note 2), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the financial statements.

The significant components of deferral income taxes assets (liabilities) are as follows:

	December 31, 2017	December 31, 2016

Deferred tax assets
Non-capital losses	$4,282,555	$4,570,832

Deferred tax liabilities
Exploration and evaluation assets	(5,717,437)	(6,005,714)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

17.	Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2017	December 31, 2016

Non-capital loss carry forwards	$17,803,193	$13,238,619
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,221,842	8,221,842
Share issue costs	1,778,234	548,690
Property, plant and equipment	10,127	33,492
Cumulative eligible capital deduction	507,429	545,623
Investment tax credit	239,849	239,849
	$53,099,667	$47,367,108

At December 31, 2017, the Company had operating loss carry forwards available for tax purposes in Canada of $15,706,045 (2016 - $13,184,889) which expire between 2032 and 2037 and in Mexico of $16,378,174 (2016 - $15,415,208) which expire between 2022 and 2027.

18.	Commitments

The Company has entered into a new operating lease for office premises effective April 1, 2017 through to March 31, 2022.

As at December 31, 2017, the remaining payments for executive contracts and the operating lease are due as follows:

	2018	2019	2020	2021	2022	Total

Office lease	$148,410	$150,884	$154,182	$155,006	$38,752	$647,234
Executive contracts	575,000	240,000	240,000	240,000	-	1,295,000
	$723,410	$390,884	$394,182	$395,006	$38,752	$1,942,234

19.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Refer to Note 4(c) regarding classification of these financial instruments.

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

As at December 31, 2017, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$3,578,279	$97,264
Accounts receivable and prepaid expenses	4,019	-
Total assets	$3,582,298	$97,264

Trade and other payables	$183,904	$194,083
Total liabilities	$183,904	$194,083

Net assets	$3,398,394	$(96,819)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $340,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $10,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

19.	Financial instruments (Continued)

(b)	Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2017, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

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

A 1% change in the interest rate would change the Company’s net loss by $149,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

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

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

21.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2017	December 31, 2016
Canada	$366,450	$89,950
United States	4,923,209	1,280,383
Mexico	44,810,040	35,992,658
	$50,099,699	$37,362,991

22.	Subsequent events

On February 7, 2018, the Company granted to employees, officers and directors, pursuant to its stock option plan, 300,000 stock options at exercise price of $1.11 per share expiring on February 7, 2021.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.
Registrant

Dated: March 28, 2018	By /s/Morgan Poliquin
Morgan Poliquin, CEO

92