Form 20-F
period 2018-12-31
ALMADEN MINERALS LTD
filed 2019-03-15
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Korm Trieu, ktrieu@almadenminerals.com, 1333 Johnston Street, #210, Vancouver, BC V6H 3R9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock without Par Value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

111,726,719

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

( X ) Yes (  ) No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

( X) Yes (  ) No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ( )	International Financial Reporting Standards as issued (X) by the International Accounting Standards Board	Other ( )

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

Waste: Rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Glossary of Abbreviations

Ag: Silver

Au g/t:	Silver grade measured in grams per metric ton Converts to ounces per ton by dividing by 34.286

Au: Gold

Au g/t:	Gold grade measured in grams per metric ton Converts to ounces per ton by dividing by 34.286

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 20-F of Almaden Minerals Ltd. (“Almaden” or the “Company”), and the exhibits attached hereto that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements with respect to anticipated results and developments in the Company’s operations, planned exploration and development of the Company’s properties, plans related to the Company’s business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

The following selected financial data of the Company for Fiscal 2018, Fiscal 2017 and Fiscal 2016 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report. The selected financial data set forth for Fiscal 2015 and Fiscal 2014 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein. The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 2 of the consolidated financial statements.

Table No. 1

Selected Financial Data

International Financial Reporting Standards (“IFRS”)

(expressed in thousands of Canadian dollars, except share and per share data)

	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015	Year Ended 12/31/2014
Revenues	$-	$-	$-	$-	$-
Other Income (loss)	1,190	468	444	2,711	(9,496)
Net loss and comprehensive loss	(3,512)	(5,231)	(4,024)	(1,145)	(14,701)
Basic net (loss) income per common share	(0.03)	(0.05)	(0.05)	(0.02)	(0.23)
Diluted net (loss) income per common share	(0.03)	(0.05)	(0.05)	(0.02)	(0.23)
Weighted average shares (000)	107,584	95,873	82,323	73,249	66,331
Working capital	4,357	16,065	9,293	5,808	9,172
Exploration and evaluation assets	54,678	44,804	35,985	30,538	28,645
Net assets	71,365	64,730	45,221	35,983	39,637
Total assets	73,928	66,803	47,514	38,215	42,019
Capital stock	127,022	118,054	95,290	83,758	87,084
Dividends declared per share	-	-	-	-	-

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2018	$1.30	$1.36	$1.23	$1.36
Fiscal Year Ended 12/31/2017	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/2016	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/2015	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/2014	1.10	1.16	1.06	1.16

Table No. 3

Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2018	October 2018	November 2018	December 2018	January 2019	February 2019
High	$1.32	$1.31	$1.33	$1.36	$1.36	$1.33
Low	1.29	1.28	1.31	1.32	1.31	1.31

The exchange rate was CDN$1.33/US$1.00 on March 14, 2019.

Risk Factors

General Risk Factors Attendant to Resource Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Presently, the Company is in the exploration and development stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties or prospects until further work is done and a comprehensive economic evaluation based upon that work is concluded. In recent years the Company has financed its operations principally through the sale of equity securities. In the past, it has also financed its activities by entering into joint venture arrangements and through the sale of an inventory of gold. A commercially viable ore deposit is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $3,511,667 in Fiscal 2018, $5,231,295 in Fiscal 2017, and $4,023,504 in Fiscal 2016.

The Company currently has no revenues from operations as all of its properties and prospects are in the development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2018, 2017 and 2016, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (formerly Almadex Minerals Limited) (“Azucar”) and During Fiscal 2018, the Company earned other income from Administrative service fees charged to Almadex Minerals Ltd. (formerly 1154229 B.C Ltd.) (“Almadex”).

At December 31, 2018, the Company had working capital of $4,356,589 including cash and cash equivalents of $5,080,580. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2019 that includes further development of the Ixtaca Project. Although Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2019, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or even if it is available, it may be on unfavorable terms.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 14, 2019, there were share purchase options outstanding allowing the holders of these options to purchase 9,757,000 shares of the Company’s common stock and warrants allowing the holders of these warrants to purchase 11,407,199 shares of the Company’s common stock. Directors and officers of the Company in the aggregate hold 8,012,000 of these share purchase options and 12,500 of these warrants. An additional 1,745,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 14, 2019 there were 111,726,719 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 19%.

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

Laws and Regulations

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

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing protection of the environment. The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is subject to such requirements in connection with its activities at the Ixtaca gold and silver project (“Ixtaca” or the “Ixtaca Project”). Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. There can also be no assurance that closure estimates prove to be accurate Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations (“NGOs”) opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

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

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to dispute. The procurement or enforcement of such rights can be costly and time consuming. In areas where there are local populations or land owners, it may be necessary, as a practical matter, to negotiate surface access. Despite having the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions, which may delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

Finally, there is a risk that developing laws and movements respecting the acquisition of lands and other rights of indigenous communities may alter the arrangements made by prior owners of the lands where Ixtaca is located. Future laws and actions could have a material adverse effect on the Company’s operations at Ixtaca or on its financial position, cash flow and results of operations.

If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company could lose its property rights.

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in countries where the Company holds mineral properties may adversely affect the Company’s business.

The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca project. Local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and law suits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca Project and on its financial position, cash flow and results of operations.

Uncertainty in Development of a Commercially Mineable Ore Deposit

The properties and prospects in which the Company has an interest are not in commercial production. A commercially viable ore deposit is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to complete development, and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, John McCleary, Mark Brown, William Worrall, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar Minerals Ltd., (formerly Almadex Minerals Limited) and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.). Gerald Carlson also serves a director and as the President and CEO of Pacific Ridge Exploration Ltd. and director of New Point Exploration Corp. Mark Brown also serves as the Chief Financial Officer of Adamera Minerals, Orestone Mining Corp., and Redstar Gold Corp. He also serves as Executive Chairman of Alianza Minerals Ltd., and director of Avrupa Minerals Ltd., Mountain Boy Minerals, Strategem Capital Corp., and Sutter Gold Mining Ltd. Elaine Ellingham also serves as a director of Aurania Resources Ltd. and Wallbridge Mining Company Ltd. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

Foreign Operations

The Company currently has development projects located in Mexico. The Company’s foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the U.S. affecting foreign trade, investment and taxation.

Changes to Mexican Mining Taxes

In October 2013, the Mexican Congress approved a package of tax reforms which included significant changes to the country’s mining royalties and tax structure. These new laws had an effective date of January 1, 2014. The changes include a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization (“EBITDA”) and an additional 0.5% royalty on gross revenues from precious metal production. The new law also increases annual taxes on certain inactive exploration concessions by 50% to 100%. These changes may result in increased holding costs to the Company for its existing mineral concessions. These new taxes and royalties, any future increases to tax and royalty rates, or any new taxes imposed by the Mexican governmental authorities may materially and adversely affect the potential to define economic reserves on any Mexican properties and result in the Company’s Mexican properties being less attractive to potential optionees or joint-venture partners.

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

The Ability to Manage Growth

Should the Company be successful in its efforts to develop its mineral properties or to raise capital for such development or for the development of other mining ventures it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in retaining its current personnel or attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

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

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is a PFIC, then owners of the Company’s shares who are U.S. taxpayers generally will be required to include distributions or any gain realized upon a disposition or deemed disposition of shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer timely makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares.

Item 4.	Information on the Company

History and Development of the Company

The head office of the Company is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9. The registered and records office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

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

Effective July 31, 2015, the Company effected a corporate reorganization pursuant to a statutory plan of arrangement (“Plan of Arrangement”) involving the Company’s then wholly owned subsidiary, Azucar, as described below.

The Company’s common shares began trading on The Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the NYSE American (formerly the NYSE MKT), under the symbol “AAU” on December 19, 2005. Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986. The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on The Toronto Stock Exchange on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company’s shares and the Company has made no public takeover offers in respect of any other company’s shares.

Organizational Structure

The Company currently has three wholly-owned subsidiaries. These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

Business of the Company

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company currently has material property interests in Mexico. The Company's property interests are at the exploration and development stage. The Company has not generated any revenues from operations.

Corporate Reorganization

The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public Company called Azucar (formerly Almadex Minerals Limited), which trades on the TSX Venture Exchange under the symbol “AMZ” and the OTCQX marketplace under the symbol “AXDDF”, pursuant to which Azucar acquired the following key assets:

•	a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects;
•	a 2% NSR on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Timmins Gold Corp.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by JDL Gold Corp. (formerly Gold Mountain Mining Corp.);
•	a portfolio of 21 additional NSRs on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion; and
•	approximately $3 million in cash.

On July 31, 2015, all conditions to the statutory Plan of Arrangement regarding the spinout were satisfied or waived and the spinout was effective. Almaden’s shareholders approved the Plan of Arrangement and exchanged their existing common shares of Almaden for one “new” Almaden common share and 0.6 common share of Azucar.

The Company entered into an Administrative Services Agreement with Azucar dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the “Agreement”). Under the Agreement, the Company is the sole and exclusive manager of Azucar, and provides Azucar with general management services and day-to-day operation of Azucar. These services include:

•	Office space;
•	Executive personnel and human resources;
•	Geological technical support; and
•	Accounting and financial services.

Azucar compensates the Company 30% of the Company’s actual monthly cost of rent for any shared facilities, and 30% of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

Effective May 18, 2018, Azucar effected a corporate reorganization pursuant to a statutory plan of arrangement involving Azucar’s then wholly owned subsidiary, Almadex Minerals Ltd. (“Almadex”, formerly 1154229 B.C. Ltd.). Consequent upon this corporate reorganization the Company entered into an Administrative Services Agreement with Almadex dated March 29, 2018 (the “Almadex Agreement”). Under the Almadex Agreement, the Company is the sole and exclusive manager of Almadex, and provides Almadex with general management services and day-to-day operation of Almadex. These services include:

•	Office space;
•	Executive personnel and human resources;
•	Geological technical support; and
•	Accounting and financial services.

Almadex compensates the Company 20% of the Company’s actual monthly cost of rent for any shared facilities, and 20% of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

Both the Agreement and the Almadex Agreement (together, the “Administrative Services Agreements”) have initial 5-year terms, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the Administrative Services Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Administrative Services Agreement, the Administrative Services Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

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

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the Company’s control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for the Company to receive an adequate return on investment.

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

PRINCIPAL PROPERTY INTERESTS

The Tuligtic Property/Ixtaca Project – Mexico

Location and Access

The Ixtaca deposit, the epithermal gold-silver target within the Tuligtic Property, is located 8 km northwest of the town of San Francisco Ixtacamaxtitlán, the county seat of the municipality of Ixtacamaxtitlán, Puebla State. The Ixtaca project is accessible by driving 40 km east along Highway 119 from Apizaco, an industrial center located approximately 50 km north of Puebla City by two-lane Highway, and then north approximately 2 km along a paved road to the town of Santa Maria. The trip from Apizaco to site can be driven in approximately 1.5 hours. There is also access to the Tuligtic Property using gravel roads from the northeast via Tezhuitan and Cuyoaco, from the south via Libres and from the northwest via Chignahuapan. The Xicohtencatl Industrial complex lies 30 km southwest by paved road from the Ixtaca Project, and houses agricultural, chemical, biomedical and industrial manufacturing facilities and is serviced by rail. Puebla, the fourth largest city in Mexico has a population in excess of 4 million people, and includes one of the largest Volkswagen automotive plants outside Germany.

The Topography on the Tuligtic Property is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 meters (m) above sea level in the south to 2,800 m in the north. Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsistence vegetables, bean and corn crops. The Ixtaca Zone exploration area has been previously cleared and logged. The region has a temperate climate with mean monthly temperatures ranging from 16°C in June to 12°C in January. The area experiences approximately 714 mm of precipitation annually with the majority falling during the rainy season, between June and September. Annual evapotranspiration is estimated to be 774 mm. Exploration can be conducted year round within the Tuligtic Property; however, road building and drilling operations may be impacted by weather to some degree during the rainy season. Electricity is available on the Tuligtic Property from the national electricity grid that services nearby towns such as Santa Maria and Zacatepec. The surface rights locally are privately owned and Almaden has negotiated voluntary surface land use agreements with surface landowners within the exploration area prior to beginning activities. To date Almaden has secured through purchase agreements over 1,139 hectares, from numerous independent owners.

600000
650000
700000
750000
800000
2200000
2150000
2100000
2050000
2000000
N
Gulf of Mexico
Ixtaca Project
Perote
Xalapa
Veracruz
Veracruz
Puebla
Fortin des las Flores
Orizaba
Tehuacan
Puebla
Legend
Roads
Major Highways
Primary and Secondary
Trails
Utilities
Major Transmission Lines
Major Pipelines
Rail
Cities and Towns
0 5 10 20 30 40 50
Kilometers
Sources: GEBCO, NOAA, National Geographic, DeLorme, and Esri

ALMADEN MINERALS LTD.
Ixtaca Project
Access and Infrastructure

Almaden Minerals Ltd. NYSE MKT: AAU TSX: AMM

Moose Mountain Technical Services

Claims and Title

The Tuligtic Property was staked by Almaden in 2001, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration. The Property originally consisted of approximately 14,000 hectares, but during 2015 Almaden filed applications to reduce the aggregate claim size at Tuligtic to those areas still considered prospective. The Property is held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc., subject to a 2% NSR in favour of Almadex Minerals Ltd. The Property currently consists of seven mineral claims totaling 7,220 hectares. Claim details are summarized below.

Claim Name	Claim Number	Area (hectares)	Valid Until Date
Cerro Grande R1	245486	2,773.00	March 5, 2053
Cerro Grande R3	245488	824.06	March 5, 2053
Cerro Grande R4	245489	540.00	March 5, 2053
Cerro Grande R5	245490	784.97	March 5, 2053
Cerro Grande R6	245491	937.79	March 5, 2053
Cerro Grande 2 R2	245493	652.00	February 23, 2059
Cerro Grande 2 R3	245494	708.00	February 23, 2059
Total		7,219.82

To maintain a claim in good standing, the holder is required to meet annual exploration or exploitation expenditure requirements. Currently, the Tuligtic Property is subject to expenditure requirements of approximately US$757,000 per year. However, the Company has substantial historic expenditures which can be used to offset the annual requirements.

Geological Setting of the Tuligtic Project and Ixtaca Zone

The Ixtaca Project is situated within the Trans Mexican Volcanic Belt (TMVB), a Tertiary to recent intrusive volcanic arc extending approximately east-west across Mexico from coast to coast and ranging in width from 10 to 300km. The TMVB is the most recent episode of a long lasting magmatic activity which, since the Jurassic, produced a series of partially overlapping arcs as a result of the eastward subduction of the Farallon plate beneath western Mexico (Ferrari, 2011). The basement rocks of the eastern half of the TMVB are Precambrian terranes, including biotite orthogneiss and granulite affected by granitic intrusions, grouped into the Oaxaquia microcontinent (Ferrari et al., 2011; Fuentes-Peralta and Calderon, 2008). These are overlain by the Paleozoic Mixteco terrane, consisting of a metamorphic sequence known as the Acatlan complex and a fan delta sedimentary sequence known as the Matzitzi formation. Another sedimentary complex is found on top of the Mixteco terrane, represented by various paleogeographic elements such as the Mesozoic basins of Tlaxiaco, Zongolica, Zapotitlan, and Tampico-Misantla (Fuentes-Peralta and Calderon, 2008). The subducting plates associated with the TMVB are relatively young, with the Rivera plate dated at 10Ma (million years) and the Cocos plate at 11 to 17Ma.

The stratigraphy of the Tuligtic area can be divided into two main sequences: a Mesozoic sedimentary rock sequence related to the Zongolica basin and a sequence of late Tertiary igneous extrusive rocks belonging to the TMVB (Fuentes-Peralta & Calderon, 2008; Tritlla et al., 2004). The sedimentary sequence is locally intruded by plutonic rocks genetically related to the TMVB. The sedimentary complex at Tuligtic corresponds to the Upper Tamaulipas formation (Reyes-Cortes 1997). This formation, Late Jurassic to Early Cretaceous in age, is regionally described (Reyes-Cortes, 1997) as a sequence of grey-to-white limestone, slightly argillaceous, containing bands and nodules of black chert. The drilling conducted by Almaden allows for more detailed characterisation of the Upper Tamaulipas Formation carbonate units in the Tuligtic area. The sequence on the Project consists of clastic calcareous rocks. The limestone unit variably bedded, generally light grey but locally dark grey to black, with local chert rich sections graded into what have been named transition units and shale (also black shale). The transition units are brown calcareous siltstones and grainstones. These rocks are not significant in the succession but mark the transition from limestone to underlying calcareous shale. Typical of the transition units are coarser grain sizes. The lower calcareous “shale” units exhibit pronounced laminated bedding and is typically dark grey to black in colour, although there are green coloured beds as well. The shale units appear to have been subjected to widespread calc-silicate alteration.

Both the shale and transition units have very limited surface exposure and may be recessive. The entire carbonate package of rocks has been intensely deformed by the Laramide orogeny, showing complex thrusting and chevron folding in the hinge zones of a series of thrust-related east verging anticlines in the Ixtaca area (Tritlla et al., 2004; Coller, 2011). The calcareous shale units appear to occupy the cores of the anticlines while the thick bedded limestone units occupy the cores of major synclines identified in the Ixtaca zone.

The Tamaulipas Formation carbonate rocks are intruded in the mid-Miocene by a series of magmatic rocks. The compositions are very variable, consisting of hornblende-biotite-bearing tonalites, quartz-plagioclase-hornblende diorites, and, locally, aphanitic diabase dykes (Carrasco-Nunez et al., 1997). In the central part of the Tuligtic Property porphyry mineralization is hosted by and associated with a hornblende-biotite-quartz phyric granodiorite body. The contact between the granodiorite and the limestone is marked by the development of a prograde skarn.

In the Ixtaca deposit epithermal area of the Project, the limestone basement units are crosscut by intermediate dykes that are often intensely altered. In the vicinity of the Ixtaca zone these dykes are well mineralized especially at their contacts with limestone country rock. Petrography has shown that epithermal alteration in the dykes, marked by illite, adularia, quartz and pyrite overprints earlier calc-silicate endoskarn mineralogies (Leitch, 2011). Two main orientations are identified for dykes in the Ixtaca area; 060 degrees (parallel to the Main Ixtaca and Ixtaca North zones) and 330 degrees (parallel to the Chemalaco Zone).

An erosional unconformity surface has been formed subsequent to the intrusion of the porphyry mineralization-associated granodiorites. This paleo topographical surface locally approximates the current topography. Although not well exposed the unconformity is marked by depression localised accumulations of basal conglomerate comprised of intrusive and sedimentary boulders.

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

The Upper Tamaulipas formation carbonates (limestone and shale units), the dykes that crosscut it and the upper Coyoltepec volcanic subunit (variously referred to as volcanics, tuff or ash) are the host rocks to the epithermal system at Ixtaca. The epithermal alteration occurs over a roughly 5 by 5 kilometre area and occurs as intense kaolinite-alunite alteration and silicification in volcanic rocks. This alteration is interpreted to represent the upper portion of a well preserved epithermal system. The bulk of the mineralisation occurs in the carbonate (limestone and shale) as colloform banded epithermal vein zones. Unlike many epithermal vein systems in Mexico, the bulk of the veining in the Ixtaca zone has low base metal contents and gold and silver occur as electrum and other sulphides. SEM work has demonstrated that silver does not occur with galena or tetrahedrite in any significant way. In the main limestone unit (80% of recoverable metal in the FS) the silver to gold ratio of the mineralisation is roughly estimated to average ~65:1 while in the shale it is roughly estimated to be slightly higher at ~75:1.

History of Past Work

To the Company’s knowledge, no modern exploration has been conducted on the Ixtaca Project prior to Almaden’s acquisition of claims during 2001 and there is no record of previous mining; as such, this is a maiden discovery.

During January 2003, Almaden completed a program of geologic mapping, rock, stream silt sampling and induced polarization (IP) geophysical surveys at the Tuligtic Property (then known as the “Santa Maria Prospect”). The exploration identified both a porphyry copper and an epithermal gold target within an approximately 5 x 5km area of intensely altered rock. At the porphyry copper target, stockwork quartz-pyrite veins associated with minor copper mineralization overprint earlier potassic alteration within a multi-phase intrusive body. A single north-south oriented IP survey line identified a greater than 2km long elevated chargeability response coincident with the exposed altered and mineralized intrusive system. Volcanic rocks exposed 1km to the south of the mineralized intrusive display replacement silicification and sinter indicative of the upper parts of an epithermal system (the “Ixtaca Zone”). Quartz-calcite veins returning anomalous values in gold and silver and textural evidence of boiling have been identified within limestone roughly 100m below the sinter. The sinter and overlying volcanic rocks are anomalous in mercury, arsenic, and antimony.

Additional IP surveys and soil sampling were conducted in January and February 2005, further defining the porphyry copper target as an area of high chargeability and elevated copper, molybdenum, silver and gold in soil. A total of eight (8) east-west oriented lines, 3km in length, spaced at intervals of 200m have been completed over mineralized intrusive rocks intermittently exposed within gullies cutting through the overlying unmineralized ash deposits.

The Tuligtic Property was optioned to Pinnacle Mines Ltd. in 2006 and the option agreement was terminated in 2007 without completing significant exploration.

The Property was subsequently optioned to Antofagasta Minerals S.A. (Antofagasta) on March 23, 2009. During 2009 and 2010 Antofagasta, under Almaden operation, carried out IP geophysical surveys and a diamond drill program targeting the copper porphyry prospect. Three additional IP survey lines were completed, and in conjunction with the previous nine (9) IP lines, a 2 x 2.5km chargeability high anomaly, open to the west and south, was defined. The 2009 drilling consisted of 2,973m within seven (7) holes that largely intersected skarn type mineralization.

On February 16, 2010, Almaden announced that Antofagasta terminated its option to earn an interest in the Property.

In July 2010, Almaden initiated a preliminary diamond drilling program to test epithermal alteration within the Tuligtic Property, resulting in the discovery of the Ixtaca Zone. The target was based on exploration data gathered by Almaden since 2001 including high gold and silver in soil and a chargeability and resistivity high anomaly (derived from an IP geophysical survey conducted by Almaden) topographically beneath Cerro Caolin, a prominent clay and silica altered hill. This alteration, barren in gold and silver, was interpreted by Almaden to represent the top of an epithermal system which required drill testing to depth. The first hole, TU-10-001 intersected 302.42 metres of 1.01g/t gold and 48g/t silver and multiple high grade intervals including 44.35 metres of 2.77g/t gold and 117.7g/t silver.

Present Condition of Project

Geology and Mineral Resources

The veining of Ixtaca epithermal system displays characteristics representative of low and intermediate sulphidation deposits. These include typical mill feed and gangue mineralogy (electrum Ag-sulphides, sphalerite, galena, adularia, quartz and carbonates), mineralization dominantly in open space veins (colloform banding, cavity filling).

At the base of the overlying clay altered volcanics disseminated gold-silver mineralisation occurs in association with pyrite and minor veining. Locally this mineralisation can be high grade but largely associated with lower Ag:Au ratios roughly estimated to average 20:1.

To date two main vein orientations have been identified in the Ixtaca deposit:

•	060 trending sheeted veins hosted by limestone;

•	330 trending veins hosted by shale;

The bulk of the resource and over 80% of the mill feed is hosted by the limestone in the Main Ixtaca and Ixtaca North zones as swarms of sheeted and anastomosing high grade banded epithermal veins. There is no disseminated mineralisation within the host rock to the vein swarms, which is barren and unaltered limestone. To the northeast of the limestone hosted mineralisation, the Chemalaco zone, a 330 striking and west dipping vein zone hosted by shale, also forms part of the deeper resource.

Rock Creek Mill

Almaden entered into an option agreement to acquire the Rock Creek Mill in October 2015. The Rock Creek Mill is a completed mill located outside of Nome, Alaska which only operated for several months before its owner suspended its mining operation in 2008. The mill has been kept in excellent condition on care and maintenance.

The Rock Creek Mill was built to process 7,000 tonnes per day. It includes a three-stage crushing plant, gravity circuit, ball mill, floatation cells and leaching facilities. Also included in the option agreement are conveyors, metallurgical and chemical fire assay laboratories, a water treatment plant, full electrical circuitry and generators, and spare parts.

Almaden exercised its right and option under the option agreement and has purchased the Rock Creek Mill and related assets for a total of US$6,500,000, subject to adjustment under certain circumstances, on the following basis:

On execution of agreement	US$250,000	Paid
On or before December 31, 2015	US$250,000	Paid
On or before March 31, 2016	US$250,000	Paid
On or before June 15, 2017	US$2,000,000	Paid
On or before June 15, 2018	US$3,750,000	Paid

In addition to the cash payments, Almaden also issued to the optionor 407,997 Almaden common shares valued at $273,358 upon receipt of regulatory approval, which were issued on November 25, 2016.

During the year ended December 31, 2018, Almaden obtained ownership and title to the mill equipment.

The Rock Creek Mill has been incorporated into the cost estimates for the Ixtaca Feasibility Study.

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

This mine plan was a smaller higher grade scenario than those described in Almaden’s Historical PEA studies. In addition, the Amended PEA incorporated the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEAs were completed. The Amended PEA incorporated:

•	The same resource model as the Historical PEAs;

•	The Rock Creek Mill, which was optioned by the Company in October 2015, with average throughput of 7,500 tonnes per day;

•	A smaller, near surface and payback focussed pit;

•	A mine production schedule which targets higher grades earlier;

•	Optimised waste placement and tailings management facilities;

•	A 2% NSR now held by Almadex Minerals Ltd.

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

The completed PFS was filed on SEDAR on May 17, 2017 and included an updated resource model. The mine production schedule also included the optioned Rock Creek Mill while targeting higher grades earlier, using smaller, payback focused starter pits.

Feasibility Study (“Study”)

Upon completion of the PFS, Almaden began the work required for a Feasibility Study on the Ixtaca Project. The Study and resulting mine plan incorporate significant changes from the PFS including filtered (dry stack) tailings, ore sorting, increased throughput and an improved mine schedule. Collectively the changes result in a reduced project footprint and improved economics.

Almaden engaged a team of consultants led by Moose Mountain Technical Services (“MMTS”) to undertake this Study. MMTS was responsible for mining, metallurgy, processing, infrastructure and the economic evaluation, APEX Geoscience Ltd. for exploration and drill data QA/QC, Giroux Consultants for the resources estimation, and SRK Consulting (U.S.), Inc. (“SRK”) for aspects related to geotechnical, tailings and water management.

The completed Study was filed on SEDAR on January 24, 2019 and on EDGAR under Form 6-K on January 25, 2019.

STUDY HIGHLIGHTS

(All values shown in this section discussing the Study are in $US unless noted otherwise. Base case uses $1275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assume 75:1 ratio).

•	Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;
•	After-tax internal rate of return (“IRR”) of 42% and after-tax payback period of 1.9 years;
•	After-tax net present value (“NPV”) of $310 million at a 5% discount rate;
•	Initial Capital of $174 million;
•	Conventional open pit mining with a Proven and Probable Mineral Reserve of 1.39 million ounces of gold and 85.2 million ounces of silver;
•	Pre-concentration uses ore sorting to produce a total of 48 million tonnes of mill feed averaging 0.77 g/t gold and 47.9 g/t silver (2.03 g/t gold equivalent over first 6 years, 1.41 g/t gold equivalent over life of mine);
•	Average life-of-mine (“LOM”) annual production of 90,800 ounces gold and 6.14 million ounces silver (173,000 gold equivalent ounces, or 12.9 million silver equivalent ounces);
•	Operating cost $716 per gold equivalent ounce, or $9.55 per silver equivalent ounce;
•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce;
•	Elimination of tailings dam by using filtered tailings significantly reduces the project footprint and water usage

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Initial Capital Costs ($ millions)

Mining	22.2
Process	80.2
Onsite Infrastructure	24.3
Offsite Infrastructure	7.5
Indirects, EPCM, Contingency and Owner’s Costs	39.9
Total	174.2

Expansion Capital Costs ($ millions)

Mining	$ 1.2
Process	$ 56.9
Infrastructure	$ 1.5
Indirects, EPCM, Contingency and Owner’s Costs	$ 5.0
Total	$ 64.5

LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The Study base case prices are derived from current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to this study.

Summary of Ixtaca Economic Sensitivity to Precious Metal Prices (Base Case is Bold)

Gold Price ($/oz)	1125	1200	1275	1350	1425
Silver Price ($/oz)	14	15.5	17	18.5	20

Pre-Tax NPV 5% ($million)	229	349	470	591	712
Pre-Tax IRR (%)	35%	46%	57%	67%	77%
Pre-Tax Payback (years)	2.0	1.8	1.6	1.4	1.3

After-Tax NPV 5% ($million)	151	233	310	388	466
After-Tax IRR (%)	25%	34%	42%	49%	57%
After-Tax Payback (years)	2.6	2.1	1.9	1.7	1.5

Mineral Resource Estimate

On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone, which was followed by a resource update on January 22, 2014 and another on May 17, 2017. Since that time an additional 104 holes have been completed, and this data is also included in the Mineral Resource Estimate which has been prepared in accordance with NI 43-101 by Gary Giroux, P.Eng., qualified person ("QP") under the meaning of NI 43-101, and summarised in the table below. The data available for the resource estimation consisted of 649 drill holes assayed for gold and silver. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

Of the total drill holes, 558 intersected the mineralised solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semivariograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 meters in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity

Table showing the Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.3 g/t AuEq Cut-Off highlighted from the 8 July 2018 Resource Statement. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation is based on average prices of $1250/oz gold and $18/oz silver.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”. U.S. investors are advised that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Ixtaca Zone Measured, Indicated and Inferred Mineral Resource Statement

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
0.30	43,380,000	0.62	36.27	1.14	862	50,590	1,591
0.50	32,530,000	0.75	44.27	1.39	788	46,300	1,454
0.70	25,080,000	0.88	51.71	1.63	711	41,700	1,312
1.00	17,870,000	1.06	61.69	1.95	608	35,440	1,118
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
0.30	80,760,000	0.44	22.67	0.77	1,145	58,870	1,994
0.50	48,220,000	0.59	30.13	1.02	913	46,710	1,586
0.70	29,980,000	0.74	37.79	1.29	715	36,430	1,240
1.00	16,730,000	0.96	47.94	1.65	516	25,790	888

Cautionary Note to U.S. Investors concerning estimates of Inferred

Resources

This section uses the term “inferred resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
0.30	40,410,000	0.32	16.83	0.56	412	21,870	726
0.50	16,920,000	0.44	25.43	0.80	237	13,830	436
0.70	7,760,000	0.57	33.80	1.06	142	8,430	264
1.00	3,040,000	0.79	43.64	1.42	77	4,270	139

Notes pertaining to Measured, Indicated and Inferred Mineral Resource Estimates:

1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018. The Qualified person for the estimate is Gary Giroux, P.Eng.

2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based on average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t

3.	Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of the date of 8 July 2018.

5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

Mineral Reserve Estimate

Mineral Reserves in the table below have been developed by MMTS with an effective date of November 30, 2018, and are classified using the 2014 CIM Definition Standards. The Mineral Reserves are based on an engineered open pit mine plan.

Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
Proven	31.6	0.70	43.5	714	44,273
Probable	41.4	0.51	30.7	673	40,887
TOTAL	73.1	0.59	36.3	1,387	85,159

•	Mineral Reserves have an effective date of November 30, 2018. The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services.

•	The cut-off grade used for ore/waste determination is NSR>=$14/t

•	All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.

•	Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.

•	Reserves are based on a US$1,300/oz gold price, US$17/oz silver price and an exchange rate of US$1.00:MXP20.00.

•	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.

•	Rounding as required by reporting guidelines may result in summation differences.

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided in this Form 20F under the heading “Risk Factors”.

Mine Plan

The Ixtaca gold-silver project is planned as a typical open pit mining operation using contractor mining. Initial production will ramp up to a mill feed rate of 7,650 tonnes per day followed by an expansion to 15,300 tonnes per day from Year 5 onwards.

An ore control system is planned to provide field control for the loading equipment to selectively mine ore grade material separately from the waste.

Mining operations will be based on 365 operating days per year with three 8 hour shifts per day.

Processing

The Study reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine ore will be crushed in a three-stage crushing circuit to -9 mm.

The Study also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

Ore sort waste from Limestone and Black Shale is below waste/ore cutoff grade and is placed in the waste rock dump. Ore sort ‘waste’ from the Volcanic unit is low grade ore and will be stockpiled for processing later in the mine life. Ore sorting pre-concentration increases the mill feed gold and silver grades by 32% and 31% respectively compared to run of mine (ROM) grades. The table below shows ROM grades with ore sort waste removed from the ROM, and the resulting mill feed.

Ore Sort Mill Feed grade improvement

		ROM	Ore sort	Mill
		Ore	Waste	Feed
Limestone	million tonnes	51.5	18.8	32.7
	Au g/t	0.572	0.24	0.763
	Ag g/t	37.5	12.0	52.2
Black Shale	million tonnes	12.2	6.3	5.8
	Au g/t	0.517	0.25	0.806
	Ag g/t	44.4	20.0	70.8
Volcanic	million tonnes	9.4	-	9.4
	Au g/t	0.790	-	0.790
	Ag g/t	18.6	-	18.6
TOTAL	million tonnes	73.1	25.1	48.0
	Au g/t	0.591	0.24	0.773
	Ag g/t	36.3	14.0	47.9

Crushed ore is transported to the grinding circuit by an over land conveyor. Grinding to 75 microns is carried out with ball milling in a closed circuit with cyclones. Cyclone underflow is screened and the screen undersize is treated in semi-batch centrifugal gravity separators to produce a gravity concentrate.

The gravity concentrate will be treated in an intensive leach unit with gold and silver recovered from electrowinning cells.

The cyclone overflow will be treated in a flotation unit to produce a flotation concentrate. After regrinding the flotation concentrate leaching will be carried out in 2 stages. CIL leaching for 24 hours will complete gold extraction, followed by agitated tank leaching to complete silver leaching. A carbon desorption process will recover gold and silver from the CIL loaded carbon, and a Merrill Crowe process will recover gold and silver from pregnant solution from the agitated leach circuit.

Cyanide destruction on leach residue is carried out using the SO2/Air process. Final tailings are thickened and filtered then dry stacked and co-disposed with mine waste rock.

Average process recoveries from mill feed to final product over the life of mine are summarized below for each ore type.

Average Life of Mine Process Recoveries from Mill Feed

	Gold	Silver
Limestone	88.5%	86.8%
Volcanic	64.4%	76.3%
Black Shale	54.5%	84.7%

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the Study has evolved through the open dialogue between the Company and residents over the past number of years and as part of the Social Investment Plan consultation (see section below on “Community”).

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the Study, rainwater will be captured during the rainy season in the water storage reservoir and slowly released during the dry season, for use by both the mining operation and local residents.

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock. These opportunities will be fully examined in 2019 as part of the Company’s commitment to best sustainable practices.

In consideration of these findings and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed Best Available Technology and Best Applicable Practice in the design and planning of tailings management at Ixtaca, which resulted in selecting a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste disposal areas.

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held nine large-scale community meetings totalling over 4,100 people, taken 480 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca project. On December 9, 2018, Almaden hosted the most recent large-scale community meeting which was attended by over 800 people, including representatives of the new Federal Government in Mexico.

In 2017, Almaden engaged a third-party consultant to lead a community consultation and impact assessment at the Ixtaca Project. In Mexico, only the energy industry requires completion of such an assessment (known in Mexico as a Trámite Evaluación de Impacto Social, or “EVIS”) as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project (“Focus Area”), and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden’s knowledge, this is the first time a formal EVIS has been completed in the minerals industry in Mexico, and as such reflects the Company’s commitment to best national and international standards in Ixtaca project development.

The EVIS and subsequent work on the development of a Social Investment Plan were conducted according to Mexican and international standards such as the Guiding Principles on Business and Human Rights, the Equator Principles, and the OECD Guidelines for Multinational Enterprises and Due Diligence Guidance for Meaningful Stakeholder Engagement in the Extractive Sector.

Fieldwork for the EVIS was conducted by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Ixtaca Focus Area during the study to allow for ethnographic immersion and an appreciation for the local customs and way of life. This third-party consultation sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area.

This extensive consultation resulted in changes to some elements of the mine design, including the planned construction of a permanent water reservoir to serve the local area long after mine closure, and the shift to dry-stack filtered waste management. The Company looks forward to advancing further elements of the community Social Investment Plan as mine permitting and construction advance.

Economic Contributions

The Study anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this Study Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes.

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam (WSD), will be reclaimed and re-vegetated. The WSD and the availability of this water to the local communities will remain after closure.

Opportunities

Several opportunities excluded from the base case economics have been identified in the Study.

•	Results from the ore sorting tests identified several opportunities to increase the ore sort efficiency and could result in a further increase in mill feed grades. These opportunities will be investigated with future test work.

•	Gold extraction recoveries in the minor black shale unit are currently impeded by the presence of carbonaceous material. Recent test work including carbon pre-flotation and ultra-fine gravity separation has demonstrated that the carbon can be liberated and removed with a significant improvement in gold recovery. This test work is ongoing and is expected to improve the black shale gold recovery.

•	Test work carried out on Ixtaca limestone waste rock samples concluded that Ixtaca limestone waste rock is suitable for many types of concrete use and other applications such as shotcrete, subgrade, asphalt aggregate or railroad ballast with little effort and processing. Concrete produced with tests on Ixtaca limestone aggregate performed very well, achieving the 28-day design compressive strength of 30 MPa already at 7 days, and more than 40 MPa at 28 and 56 days.

Ixtaca is connected by 60 km of paved road to the industrial city Apizaco, 120 km of paved road to the state capital of Puebla, and 170 km of paved road to Mexico City.

The sale of limestone ore sort rejects (a waste product) as an aggregate presents a very significant potential source of revenue to the Project at no additional capital or operating cost to the Project. There is also potential to sell some of the ROM waste rock as an aggregate.

•	Fine aggregate from crushing and grinding operations is also expected to perform in a similar way to the coarse aggregate. Chemical analysis of the fine aggregate indicates that it is also suitable as a raw material for the production of lime cement or Portland cement if properly processed and blended with suitable silica aluminates.

Next Engineering and Development Steps

The Company is pursuing the optimization opportunities noted above and has submitted its environmental permit application to Mexican authorities.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified persons responsible for preparing the Study are: Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS; Edward Wellman PE, PG, CEG and Clara Balasko, P.E. of SRK; Kris Raffle, P.Geo. of APEX Geoscience Ltd.; and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd.; all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver (“ALS”) using industry standard analytical techniques. All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half is placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS sends its own trucks to the Ixtaca project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

The mineral resource estimate referenced in this document was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Current Work

The Company is pursuing the optimization opportunities noted above and has submitted its environmental permit application to Mexican authorities. The Company has also appointed Auramet International, LLC, as Financial Advisor in conjunction with project financing for the Ixtaca Project.

Upcoming / Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year at Ixtaca. Continuing work on Ixtaca will be focused on the environmental permit application, project financing discussions, and advanced engineering.

Item 5.	Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2018, 2017, and 2016 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

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

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 30% and 20%, respectively, of the Company’s actual monthly cost of rent for any shared facilities, and 30% and 20%, respectively, of any shared personnel’s fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on behalf of Azucar and Almadex by the Company which were approved by Azucar and Almadex. The Administrative Services Agreements have an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreements. The Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2018 compared to Fiscal 2017

For the year ended December 31, 2018 (“Fiscal 2018”), the Company recorded a comprehensive loss of $3,511,667 or $0.03 per common share compared to a comprehensive loss of $5,231,295 or $0.05 per common share for the year ended December 31, 2017 (“Fiscal 2017”). The decrease in comprehensive loss of $1,719,628 was primarily a result of a decrease in operating expense totalling $998,008 and an increase in other income of $721,620 from interest income and administrative service fees.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $1,190,068 (Fiscal 2017 - $468,448) during Fiscal 2018, consisted of mainly interest income earned on its cash balances and other income from administrative services fees of $950,352 (Fiscal 2017 - $654,741). Also included in other income is a foreign exchange gain of $239,716 (Fiscal 2017 foreign exchange loss - $184,533) due to a higher exchange rate on USD cash balances during Fiscal 2018.

Operating expenses were $4,701,735 during Fiscal 2018 (Fiscal 2017 - $5,699,743). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex starting May 18, 2018 after the Azucar corporate reorganization. The decrease in operating expenses of $998,008 is mainly the result of a decrease in share-based payments by $1,384,330 due to a lower share price that reduces the fair values of stock options granted during Fiscal 2018 and an increase in salaries and benefits of $378,043 due to new hires as the Company plans to enter into development stage and requires additional personnel for such development stage activities.

Fiscal 2017 compared to Fiscal 2016

For the year ended December 31, 2017 (“Fiscal 2017”), the Company recorded a net loss and comprehensive loss of $5,231,295 or $0.05 per share compared to a net loss of $4,023,504 or $0.05 per share for the year ended December 31, 2016 (“Fiscal 2016”). The increase in net loss of $1,207,791 was primarily a result of increased operating expenses, in particularly in compensation, share-based payments and professional fees.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $468,448 (Fiscal 2016 - $443,560) during Fiscal 2017, consisted of mainly interest income and other income from administrative services fees earned from Almadex partially offset by foreign exchange loss.

Operating expenses were $5,699,743 during Fiscal 2017 (Fiscal 2016 - $4,467,064). Certain operating expenses were reported on a gross basis and recovered through interest and other income at approximately 30% from the administrative services agreement with Almadex. The increase in operating expenses of $1,232,679 was mainly the result of increased professional fees related to corporate legal services performed in Mexico. Salaries and benefits, stock exchange fees, and directors’ fees were increased compared to the same time last year as a result of normal course of operating a public company. Share-based payments increased by $824,060 due to stock option grants during the period.

Liquidity and Capital Resources

As at December 31, 2018, the Company’s working capital position was $4,356,589. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2019 that includes further development of the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.

Fiscal 2018

At the end of Fiscal 2018, the Company had working capital of $4,356,589 including cash and cash equivalents of $5,080,580 compared to working capital of $16,065,496 including cash and cash equivalents of $16,334,534 at the end of Fiscal 2017. The decrease in working capital of $11,708,907 is mainly due to the cash expenditures on mill mobilization expenses and option payments on the Rock Creek mill recorded in the property, plant and equipment.

The Company has a deferred income tax liability in the amount of $1,434,882. The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.

Net cash used in operating activities during Fiscal 2018, was $1,919,921 (Fiscal 2017 - $2,674,767), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2018, was $18,171,752 (Fiscal 2017 - $12,808,053). Significant items include expenditures on exploration and evaluation assets of $9,674,048 (Fiscal 2017 - $8,860,153), and deposit on mill equipment of $7,694,900 (Fiscal 2017 - $3,642,826).

Net cash from financing activities during Fiscal 2018, was $8,837,719 (Fiscal 2017 - $22,047,348) as a result of a non-brokered private placement that closed on June 7, 2018, net of share issue costs.

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

Fiscal 2017

At the end of Fiscal 2017, the Company had working capital of $16,065,496 including cash and cash equivalents of $16,334,534 compared to working capital of $9,293,081 including cash and cash equivalents of $9,770,006 at the end of Fiscal 2016. The increase in working capital of $6,772,415 is mainly due to increase in cash flow from financing raised through two private placements completed during the year.

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

Net cash used in operating activities during Fiscal 2017, was $2,674,767 (Fiscal 2016 - $2,321,136), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2017, was $12,808,053 (Fiscal 2016 - $5,524,623). Significant items include expenditures on exploration and evaluation assets of $8,860,153 (Fiscal 2016 - $5,177,485), and deposit on mill equipment of $3,642,826 (Fiscal 2016 - $324,600).

Net cash from financing activities during Fiscal 2017, was $22,047,348 (Fiscal 2016 - $11,392,987) as a result of a non-brokered private placement that closed on February 7, 2017, and a bought deal private placement which closed on June 1, 2017, and options and warrants exercised, net of share issue costs.

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

Trend information

During 2018, prices of precious metals continued to be quite volatile, with the gold price starting the year at over US$1350/ounce before dropping to a low of about US$1175/ounce in August 2018 and finishing the year at about US$1280/ounce. This was a very similar price range as was experienced in 2017. The price of silver followed a similar volatile trajectory as that of gold, starting the year at over US$17.60 before falling to under US$14.00/ounce in November and finishing the year at about US$15.50/ounce. Unlike gold which in 2018 traded within a similar price range as it did in 2017, silver was under more pressure in 2018 than the previous year, hitting lower lows and not reaching the same highs.

The volatility of the gold and silver prices as well as the lack of momentum to break through or meet the prior year price ranges contributed to a tepid environment for financing mineral exploration and development activities. In addition, traditional sources of financing to this sector continue to be impacted by the increasing popularity of index funds, which gain exposure to the sector through purchases and sales through exchanges, as opposed to transactions directly with issuers in the form of financings. Furthermore, some of the higher risk capital which had previously targeted the exploration and mining sector has been drawn to other areas such as blockchain and lifestyle companies. Capital is still available for well defined and advanced opportunities, but increasingly the sources of capital are fewer but larger, as are the financing transactions themselves.

It remains unclear how long the depressed financing market for exploration and development activities will continue. With fewer but larger capital sources, there has recently been a wave of consolidation of major companies seeking to become more attractive to major equity funds by improving their balance sheets, creating greater asset and jurisdiction diversification, and generating increased trading liquidity. The major companies are also re-committing themselves to balance sheet discipline and profitability after many years of underperformance. One avenue to accomplish greater profitability is through the synergies of consolidation combined with greater restraint when it comes to major project development activities. In addition, it’s expected that these companies and others like them will seek to increase profitability by reducing or eliminating “greenfield” exploration and acquisition activity. So, while these mergers help the participants compete for scarce investor attention, they are unlikely to help address the long term need for a pipeline of new projects to replace declining and higher cost reserves held within many of these companies.

Geopolitical uncertainty continued in 2018 as the utility of traditional global political and trade alliances has been openly questioned at the highest levels. While 2018 saw an agreement reached between the U.S., Mexico and Canada relating to a modernized NAFTA deal it has not yet been ratified by all parties and the process of renegotiation was a turbulent one. The increasing acrimony and polarization of domestic politics in many countries is also contributing to international tensions. Currency markets have responded with increased volatility. Given that varying proportions of the costs of production in mining operations are valued in the local currencies, whereas the metals themselves are generally sold in U.S. dollars, currency exchange rates can have a significant impact on operating conditions.

The uncertain times have led to some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions these concepts are under question by many vested interest groups.

At the same time, just as it is more difficult to raise capital for new discoveries, it is also becoming more difficult to develop new resources once they have been discovered. Environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited.  Indigenous groups are actively asserting their interests and there is a rise of militant national and religious groups in many parts of the world. A global network of ideologically-driven anti-mining activists leverages both the real and perceived interests of the environmental and indigenous groups in an attempt to stifle resource development despite the increasing need for such resources as global living standards advance.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive. Many governments are pursuing regulations and taxes on emissions of so called “greenhouse gases” that could raise costs for many industries including metal mining.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local communities where projects are located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

Both the scarcity of funding for new discoveries and the difficulty in developing new resources are likely to limit the supply of metals to a growing and developing global population. The Company believes that in the long term, metal prices will be constructive for both exploration and development activities. The Company plans to continue advancing the Ixtaca project with the aim of developing it into one of the more attractive advanced and modern projects in the world.

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

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each. Effective December 31, 2015, the Chairman’s contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each. The Chairman’s contract and the President’s contract were amended April 1, 2016 and further amended on January 1, 2019 to make their term indefinite. Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer (“CFO”) entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Vice President, Corporate Development (“VP”) entered into an Employment Agreement for an indefinite term. Effective January 1, 2016, the Chairman’s and President’s base salaries (“Base Salary”) were $240,000 and $265,000, respectively, and the CFO’s and VP’s Base Salaries were $185,000 and $175,000, respectively. Effective January 1, 2017, the Chairman’s, President’s, CFO’s and VP’s Base Salaries were $240,000, $305,000, $203,500 and $192,500, respectively. Under the Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd. the Company provides management services to Azucar and Almadex. Azucar compensates the Company 30% of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 20% of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 50% of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

Table No. 4

Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$611,638	$179,706	$383,848	$48,084	-

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

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

Item 6.	Directors, Senior Management and Employees

Table No. 5 lists the directors of the Company as of March 14, 2019. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada.

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin	78	February 1, 2002(4)
John D. McCleary(2)(3)	78	February 1, 2002(4)
Morgan Poliquin	47	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	73	February 1, 2002(4)
Mark T. Brown (1)(3)	50	May 30, 2011
William J. Worrall(1)(2)(3)	86	May 7, 2013
Elaine Ellingham(5)	60	February 27, 2018

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

(5) Elaine Ellingham was appointed an additional Director of the Company on February 27, 2018

Duane Poliquin was a director of Almaden Resources Corporation since September 1980, Jack McCleary since June 1991 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996, and Gerald G. Carlson since July 1998.

Table No.6 lists the Executive Officers of the Company as of March 14, 2019. The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents and citizens of Canada with the exception of Laurence Morris, who is a resident of Nicaragua and citizen of the United Kingdom.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	78	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	47	March 1, 2007
Korm Trieu	Chief Financial Officer	53	May 30, 2011
Douglas McDonald	Vice-President, Corporate Development	50	September 22, 2014
Laurence Morris	Vice-President, Operations & Projects	65	April 30, 2018

(1) Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career. He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. Mr. Poliquin spends virtually all of his time on the affairs of the Company, Azucar Minerals Ltd. and Almadex Minerals Ltd. of which he also serves as Chairman of the Board and a director.

John D. (Jack) McCleary is a registered professional geologist with over 40 years’ experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. He served as a director and President of Canadian Hydro Developers Inc. until December 1995 at which time he retired and as a director and President of Troymin Resources Ltd. until April 2003 at which time Troymin amalgamated with Santoy Resources Ltd. where he served as a director for 5 years. Mr. McCleary is also a director of Azucar Minerals Ltd. and Almadex Minerals Ltd. He spends less than 5% of his time on the affairs of the Company.

Morgan Poliquin is a registered professional geological engineer with over 20 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994). In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter. He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company in Almaden, Azucar Minerals Ltd. and Almadex Minerals Ltd. of which he also serves as President, CEO and a director.

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 45 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College. He is President, CEO and a director of Pacific Ridge Exploration Ltd., a gold and zinc exploration company listed on the TSX-V and a director of Cyntar Ventures Inc. listed on the CSE. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), Director and past President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of Engineers and Geoscientists BC, Engineers Yukon and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company.

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990. Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants. From 1994 to 1997, he was the controller of two TSE (now TSX) 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually. At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company. He also serves as a Director and Executive Chairman of Alianza Minerals Ltd. and Avrupa Minerals Ltd., both mineral exploration companies listed on the TSX-V. Mr. Brown also serves as a Director, President, or Chief Financial Officer of the following companies:

a.	Director - Strategem Capital Corp., an investment issuer listed on the TSX-V.
b.	Director - Sutter Gold Mining Ltd., a gold exploration company listed on the TSX-V.
c.	Director – Azucar Minerals Ltd., an exploration company listed on the TSX-V.
d.	Director - Almadex Minerals Ltd., an exploration company listed on the TSX-V.
e.	Chief Financial Officer - Adamera Minerals Corp., an exploration company listed on the TSX-V.
f.	Chief Financial Officer – Redstar Gold Corp., an exploration company listed on the TSX-V.
g.	Chief Financial Officer – Orestone Mining Corp., an exploration company listed on the TSX-V.
h.	Director – Mountain Boy Minerals Ltd., an exploration company listed on the TSX-V.

Mr. Brown was a director of Ascent Industries Corp. (formerly Paget Minerals Ltd.) until February 13, 2019. On March 4, 2019, Ascent industries Corp. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada).

William J. Worrall is a retired lawyer with over 55 years practice primarily in the areas of securities, national and transnational corporate and commercial transactions, including mergers and acquisitions, with emphasis on junior resource companies engaged in mining and oil and gas exploration and development. Mr. Worrall spends less than 5% of his time on the affairs of the Company. He is also a director of Azucar Minerals Ltd. and Almadex Minerals Ltd.

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, having held senior positions in several mining companies. Ms. Ellingham serves as President of Ellingham Consulting, an independent consulting firm providing geological and advisory services. She spent eight years with the Toronto Stock Exchange serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Aurania Resources, Alamos Gold and the Prospectors and Developers Association of Canada. Ms. Ellingham spends less than 5% of her time on the affairs of the Company.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends approximately all of his business time on the affairs of the Company along with Azucar Minerals Ltd. and Almadex Minerals Ltd. of which he is also the Chief Financial Officer.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 20 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar Minerals Ltd. and Almadex Minerals Ltd. of which he is also a director and the Vice President, Corporate Development.

Laurence Morris is a mining engineer and geologist with more than 35 years of experience in the metals and mining business. Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries. From 2015 to 2017, Mr. Morris was the Mine Manager for First Quantum Minerals at their US$5.5 billion Cobre Panama project, where he was responsible for transitioning the project from a greenfields site to an operating mine, including mine planning, mining team assembly and training, setting up operating procedures and technical services. Prior to this Mr. Morris has held several key positions including Vice President of Operations for Minefinders Corporation Ltd. from 2010 to 2013. In that position, he oversaw all aspects of development, mining operations, exploration activities and resource management at the Dolores mine in Mexico. Prior to joining Minefinders in 2010, Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania. Mr. Morris holds an Honours Bachelor of Science in Geology from the University of Sheffield.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2018, the Chairman was remunerated at his base salary of $240,000 per annum and the Chief Executive Officer was remunerated at his base salary of $335,000 per annum. The Chief Executive Officer’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual consent with the Company and the Chairman entered into a new employment contract directly with the Company. The new employment contract includes a base salary of $240,000 per annum and has an effective date of January 1, 2016. It has an initial two-year term and is renewable for two additional successive terms of 24 months each (the “Extended Term”) ending December 31, 2021. On January 1, 2019, both the Chief Executive Officer’s and Chairman’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite.

During Fiscal 2018, the Chief Financial Officer (“CFO”) and the Vice President, Corporate Development were remunerated at their base salary of $225,000 CAD and $212,000 CAD. The Vice President, Operations & Projects was compensated at his annual fee of $250,000 USD per annum. Each of the CFO’s and Vice Presidents’ employment agreements have indefinite terms.

Under Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd., the Company provides management services to Azucar and Almadex. Azucar compensates the Company 30% of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 20% of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 50% of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

All non-management Directors are to be compensated $12,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee are to be compensated $5,000 yearly, effective January 1, 2017. The Compensation Committee also recommended that, with respect to Director stock options, up to 400,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2018 was $1,022,079 (Fiscal 2017 - $883,400) after recovery by the Company of 50% of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex

Table No. 7

Summary Compensation Table

Annual Compensation					Long-Term Compensation Awards
Name and Principle Position	Fiscal Year	Salary(1)	Bonus	Other Annual Compensation	Restricted Stock Awards	Options/ SARS Granted (#)	LTIP Payouts	All Other Compensation
Duane Poliquin	2018(2)	$138,194	Nil	Nil	Nil	650,000	Nil	Nil
Chairman of the Board &	2017	$168,000	Nil	Nil	Nil	715,000	Nil	Nil
Director	2016	$168,000	Nil	Nil	Nil	550,000	Nil	Nil
Morgan Poliquin	2018(2)	$192,895	$66,250	Nil	Nil	1,000,000	Nil	Nil
President, Chief Executive	2017	$213,500	$85,400	Nil	Nil	1,365,000	Nil	Nil
Officer & Director	2016	$185,500	$92,750	Nil	Nil	700,000	Nil	Nil
Jack McCleary	2018	Nil	Nil	Nil	Nil	218,000	Nil	$17,0000(3)(5)
Director	2017	Nil	Nil	Nil	Nil	332,000	Nil	$17,0000(3)(5)
	2016	Nil	Nil	Nil	Nil	218,000	Nil	$10,000(3)(5)
Joseph Montgomery	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(6)	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	$7,000(3)
Gerald G. Carlson	2018	Nil	Nil	Nil	Nil	172,000	Nil	$12,000(3)
Director	2017	Nil	Nil	Nil	Nil	290,000	Nil	$12,000(3)
	2016	Nil	Nil	Nil	Nil	100,000	Nil	$7,000(3)
Mark T. Brown	2018	Nil	Nil	Nil	Nil	68,000	Nil	$17,000(3)(4)
Director	2017	Nil	Nil	Nil	Nil	457,000	Nil	$17,000(3)(4)
	2016	Nil	Nil	Nil	Nil	68,000	Nil	$10,000(3)(4)
William J. Worrall	2018	Nil	Nil	Nil	Nil	285,000	Nil	$12,000(3)
Director	2017	Nil	Nil	Nil	Nil	215,000	Nil	$12,000(3)
	2016	Nil	Nil	Nil	Nil	5,000	Nil	$7,000(3)
David Strang(7)	2018	Nil	Nil	Nil	Nil	Nil	Nil	$12,000(3)
Former Director	2017	Nil	Nil	Nil	Nil	100,000	Nil	$12,000(3)
	2016	Nil	Nil	Nil	Nil	400,000	Nil	Nil
Elaine Ellingham(8)	2018	Nil	Nil	Nil	Nil	400,000	Nil	Nil
Director
Korm Trieu	2018(2)	$129,556	$27,750	Nil	Nil	255,000	Nil	Nil
Chief Financial Officer	2017	$142,450	$35,613	Nil	Nil	290,000	Nil	Nil
	2016	$129,500	$38,850	Nil	Nil	150,000	Nil	Nil
Douglas McDonald	2018(2)	$122,071	$28,875	Nil	Nil	200,000	Nil	Nil
Vice President, Corporate	2017	$134,750	$33,688	Nil	Nil	275,000	Nil	Nil
Development	2016	$122,500	$18,375	Nil	Nil	170,000	Nil	Nil
Laurence Morris(9)	2018	$246,488	Nil	Nil	Nil	300,000	Nil	Nil
Vice President, Operations & Projects

(1)	Since the effectiveness of the Plan of Arrangement with Azucar on July 31, 2015, Azucar has compensated the Company 30% of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 30% from Azucar.
(2)	Effective May 18, 2018, Almadex has compensated the Company 20% of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 20% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chairman’s fees.
(5)	Compensation Committee Chairman’s fees.
(6)	Joseph Montgomery resigned as a Director of the Company effective August 8, 2016.
(7)	David Strang commenced as a Director of the Company effective August 8, 2016 and resigned effective June 27, 2018.
(8)	Elaine Ellingham commenced as a Director of the Company effective February 27, 2018.
(9)	Laurence Morris commenced as Vice President, Operations & Projects effective April 30, 2018 and pursuant to his Independent Contractor Agreement dated January 15, 2018 is compensated at an annual fee of $250,000 USD.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chairman

The Company entered into a new Executive Employment Contract (the “DP Agreement”) dated January 1, 2016, as amended by Amending Agreement dated April 1, 2016 and Second Amending Agreement made January 1, 2019 (the “DP Agreement”) between the Company and Duane Poliquin (the “Executive” under the DP Agreement) which replaces an expired Executive Compensation Contract dated January 29, 2013 (the “HMR Agreement”) between the Company and Hawk Mountain Resources Ltd. (“Management Company”), a private company of which Duane Poliquin (the “Executive” under the HMR Agreement) is a shareholder, which was terminated by mutual agreement on December 31, 2015. The DP Agreement will terminate or may be terminated for any one of the following reasons:

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

Notwithstanding any other provisions in the DP Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term, upon the termination of the Executive’s employment (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum payment equal to three (3) times the Executive’s then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

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

Following a Change in Control during the Term, the Executive shall be entitled to terminate the Executive’s employment for Good Reason.

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

The Executive Employment Contract dated January 29, 2013, as amended by Amending Agreement dated April 1, 2016 and Second Amending Agreement made January 1, 2019 (the “MP Agreement”) between the Company and Morgan Poliquin (the “Executive” under the MP Agreement) will terminate or may be terminated for any one of the following reasons:

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

Cause to terminate the Executive’s employment shall mean:

(a)	the repeated and demonstrated failure by the Executive to perform the Executive’s material duties under the MP Agreement, after demand for substantial performance is delivered by the Company to the Executive that specifically identifies the manner in which the Company believes the Executive has not substantially performed the Executive’s duties under the MP Agreement; or(
(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Executive of the provisions of the MP Agreement; or
(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

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

Notwithstanding any other provisions in the MP Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term, upon the termination of the Executive’s employment (unless such termination is because of the Executive’s Death or Disability, by the Company for Cause or by the Executive other than for “Good Reason”, as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive’s then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

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

Following a Change in Control during the Term, the Executive shall be entitled to terminate the Executive’s employment for Good Reason.

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

Termination Following Change in Control

For purposes of the DM Agreement, a change in control shall be deemed to have occurred if:

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

(5)	Vice President, Operations & Projects

The Independent Contractor Agreement dated January 15, 2018 (the “LM Agreement”) between the Company and Laurence Morris (the “Contractor” under the LM Agreement) may be terminated for any one of the following reasons:

a.	by Contractor, at any time, without cause or reason, upon 90 days written notice to the Company;
b.	by the Company, for cause, at any time in the event of a failure by Contractor to comply with any of the provisions of the LM Agreement, including, without limitation, a persistent failure on the part of Contractor to follow the directions of the Board or CEO or any act of gross negligence or wilful misconduct on the part of Contractor, where the Company has communicated such failure to Contractor and a reasonable opportunity to cure the failure has been provided, or by the Company immediately upon the death or incapacity of Contractor or upon Contractor no longer being qualified, under applicable corporate or securities laws or stock exchange requirements, to be the Vice-President Operations & Projects of the Company;
c.	by Contractor, for cause, at any time in the event of a failure by the Company to comply with any of the provisions of the LM Agreement, where such failure has been communicated to the Company and a reasonable opportunity to cure the failure has been provided; or
d.	by the Company, at any time, without cause or reason, upon 90 days written notice to Contractor;

and upon any such termination, the Board shall be at liberty to remove Contractor from any office held by Contractor in the Company or any of its subsidiaries and to make or cause to be made whatever regulatory or stock exchange filings are required in the circumstances.

Termination Following Change in Control

A Change of Control means the occurrence of any of the following events:

a.	any Person acquiring fifty percent (50%) or more of the issued and outstanding shares of the Company; or
b.	any Person acquiring all or substantially all of the assets of the Company, provided that for the purposes of the applicable section and the LM Agreement, "Person" means a third party that is operating at arm's length from Contractor. For greater certainty, "Person" shall not include any person, partnership, corporation or other entity with which Contractor is involved directly or indirectly as principal, agent, shareholder of more than 2% of such entity’s voting securities, officer, employee or in any other manner whatsoever.

If a Change of Control occurs and (i) thereafter the Company terminates Contractor’s engagement under the LM Agreement otherwise than for cause or (ii) Contractor elects to terminate his engagement under the LM Agreement by notifying the Company of such election in writing within ten (10) calendar days after the occurrence of a Change of Control, Contractor’s engagement shall immediately terminate and the Company shall provide Contractor with a payment equivalent to two (2x) times the Contractor’s Annual Fee, payable, at the Company’s discretion, either in one lump sum within five (5) business days from the effective date of termination of Contractor’s engagement hereunder or in two or more equal instalments over the three (3) months period commencing on the effective date of termination of Contractor’s engagement under the LM Agreement, with the first such instalment payable within five (5) business days from the effective date of termination of Contractor’s engagement under the LM Agreement, and upon Contractor’s receipt of such lump sum payment or the last instalment payment, the LM Agreement shall terminate.

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three month period. All options granted during Fiscal 2018, Fiscal 2017 and Fiscal 2016 vested on the date granted. Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 14, 2019 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin	100,000	$1.99	05/04/2019
Chairman of the Board & Director	300,000	1.34	07/02/2019
	165,000	1.40	09/19/2019
	500,000	0.98	06/08/2020
	150,000	1.25	09/30/2020
	50,000	0.79	09/30/2020
	100,000	0.86	12/13/2020
Morgan Poliquin	150,000	1.32	07/02/2019
President, Director &	350,000	1.34	07/02/2019
Chief Executive Officer	315,000	1.40	09/19/2019
	500,000	1.53	04/30/2020
	700,000	0.98	06/08/2020
	200,000	1.25	09/30/2020
	300,000	0.86	12/13/2020
	250,000	0.84	02/07/2021
Jack McCleary	207,000	1.35	03/17/2019
Director	25,000	1.99	05/04/2019
	100,000	0.98	06/08/2020
	68,000	0.83	09/30/2020
	100,000	1.25	09/30/2020
	50,000	0.79	09/30/2020
Gerald G. Carlson	25,000	1.99	05/04/2019
Director	50,000	1.34	07/02/2019
	115,000	1.40	09/19/2019
	50,000	0.98	06/08/2020
	100,000	1.25	09/30/2020
	50,000	0.79	09/30/2020
	72,000	0.86	12/13/2020
	50,000	0.84	02/07/2021
Mark T. Brown	25,000	1.99	05/04/2019
Director	117,000	1.34	07/02/2019
	115,000	1.40	09/19/2019
	100,000	1.14	04/30/2020
	50,000	0.98	06/08/2020
	100,000	1.25	09/30/2020
	18,000	0.83	09/30/2020
	25,000	0.84	02/07/2021
William J. Worrall	115,000	1.40	09/19/2019
Director	250,000	0.98	06/08/2020
	5,000	0.83	09/30/2020
	100,000	1.25	09/30/2020
	30,000	0.83	12/13/2020
Elaine Ellingham	400,000	1.08	03/29/2021
Director
Korm Trieu	75,000	1.89	06/12/2019
Chief Financial Officer	115,000	1.40	09/19/2019
	75,000	1.03	04/10/2020
	150,000	0.98	06/08/2020
	100,000	1.25	09/30/2020
	30,000	0.86	12/13/2020
	50,000	0.84	02/07/2021
Douglas McDonald	75,000	1.84	05/19/2019
Vice President, Corporate Development	100,000	1.40	09/19/2019
	20,000	0.98	06/08/2020
	100,000	1.25	09/30/2020
	180,000	0.86	12/13/2020
Laurence Morris	300,000	1.11	02/07/2021
Vice President, Operations & Projects
Total Directors/Officers (10 persons)	8,012,000
Total Employees/Consultants (16 persons)	1,845,000
Total Directors/Officers/Employees/Consultants	9,857,000

No funds were set aside or accrued by the Company during Fiscal 2018 to provide pension, retirement or similar benefits for directors or executive officers.

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

Vice President, Operations & Projects

Reports to:

The CEO of the Company

Responsibilities:

The Vice President, Operations & Projects is responsible for:

-	Plan and manage the construction and operations of the Ixtaca Project;
-	Develop and oversee the implementation of all required project execution systems and procedures including project controls, procurement of contracts, engineering construction, quality assurance and quality control;
-	Ensure the project objectives, scope and plan are well defined and understood by the project team and stakeholders;
-	Ensures the compliance with health, safety, environmental and community regulations and corporate standards;
-	Developing and recommending production strategies, together with capital budget and operating budget requirements to optimize short and long-range production capabilities while minimizing exposure to economic and environmental risk;
-	Oversee all site activities, site services, construction, pre-commissioning and commissioning;
-	Assisting the CEO in preparing and presenting to the investors, the executive team and the Board;

The Vice President, Operations & Projects shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Operations & Projects shall also conducts technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

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

In the Fiscal year ended December 31, 2018 there were five (5) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	5
Morgan Poliquin	5
Jack McCleary	5
Gerald G. Carlson	5
Mark T. Brown	5
William J. Worrall	5
David Strang (1)	1
Elaine Ellingham	5

(1) David Strang resigned as a Director on June 27, 2018

The Chairman is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2018, five (5) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE American Company Guide Rules. The current Board is composed of seven members. The Board has determined that a majority of directors, namely 5 directors, are independent - Jack McCleary, Gerald Carlson, William J. Worrall, Elaine Ellingham and Mark T. Brown. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chairman and Chief Executive Officer/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian securities instrument NI 52-110 and NYSE American Exchange Company Guide Rules.

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

Audit Committee

The members of the Audit Committee are Messrs. William Worrall, Gerald Carlson and Mark T. Brown. The Audit Committee met four (4) times during Fiscal 2018. The full text of the initial Audit Committee Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004. After review, the charter was altered to more properly define the functions of the Audit Committee. The revised charter is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Jack McCleary, William Worrall and Gerald Carlson. The Nominating and Corporate Governance Committee met five (5) time during Fiscal 2018. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Jack McCleary, William Worrall, Mark T. Brown and Gerald Carlson. The Compensation Committee met five (5) times during Fiscal 2018 with Jack McCleary, Mark T. Brown, Gerald Carlson and William Worrall attending all five (5) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

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

Policies Regarding the Representation of Women on the Board

There is currently one woman on the Company’s Board representing 14.3% of the Board. The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board will consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Form 20-F Annual Report, one of the Company’s directors (representing 14.3% of the Company’s seven directors) and none of the Company’s executive officers are women.

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

Employees

As of December 31, 2018, the Company operated with nine people in Canada, of which six are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

Table No. 10 lists, as of March 14, 2019, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership	Percent of Class*
Common	Duane Poliquin	4,033,146(1)(11)	3.57%
Common	Morgan Poliquin	4,502,422(2)(11)	3.93%
Common	Jack McCleary	837,711(3)	0.75%
Common	Gerald G. Carlson	603,306(4)	0.54%
Common	Mark T. Brown	575,000(5)	0.51%
Common	William J. Worrall	558,366(6)	0.50%
Common	Korm Trieu	647,144(7)	0.58%
Common	Doug McDonald	578,719(8)	0.52%
Common	Elaine Ellingham	437,500(9)	0.39%
Common	Laurence Morris	300,000(10)	0.27%
	Total Directors/Officers	13,073,314	11.54%

(1)	Of these shares 1,365,000 represent currently exercisable stock options.
(2)	Of these shares 2,765,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 550,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 512,000 represent currently exercisable stock options.
(5)	Of these shares 550,000 represent currently exercisable stock options.
(6)	Of these shares 500,000 represent currently exercisable stock options.
(7)	Of these shares 595,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(8)	Of these shares, 475,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(9)	Of these shares 400,000 represent currently exercisable stock options, 12,500 represent currently exercisable warrants.
(10)	Of these shares 300,000 represent currently exercisable stock options.
(11)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares. Mr. Echavarria also holds warrants to acquire an additional 126,100 of such shares.

*Based on 111,726,719 shares outstanding as of March 14, 2019 and stock options and warrants held by each beneficial owner.

Item 7.	Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 11 lists, as of March 14, 2019, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,033,146(1)(3)	3.57%
Common	Morgan Poliquin	4,502,422(2)(3)	3.93%

(1)	Of these shares 1,365,000 represent currently exercisable stock options.
(2)	Of these shares 2,765,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares. Mr. Echavarria also holds warrants to acquire an additional 126,100 of such shares.

*Based on 111,726,719 shares outstanding as of March 14, 2019 and stock options and warrants held by each beneficial owner.

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

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Operations & Projects, and the Vice President, Corporate Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 30% of executive officer compensation from Azucar and 20% of executive officer compensation from Almadex:

	February 28, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Salaries, fees and benefits	$211,585	$952,079	$813,400	$755,475
Share-based payments	116,250	1,090,540	2,216,170	1,537,060
Directors’ fees	70,000	70,000	70,000	41,000
	$397,835	$2,112,619	$3,099,570	$2,333,535

(b)	Almadex Minerals Limited (“Almadex”)

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to the administrative service agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreement between the Company and Almadex.

During the year ended December 31, 2018, the Company received $542,657 (2017 - $499,798; 2016 - $464,498) from Azucar for administrative services fees included in other income and received $243,498 (2017 - $Nil; 2016 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2018, included in accounts receivable is $170,181 (2017 - $195,551) due from Azucar and $116,268 (December 31, 2017 - $Nil) due from Almadex in relation to expenses recoveries.

At December 31, 2018, the Company accrued $37,533 (2017 - $153,038) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2018, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2017 - $43,800; 2016 - $38,800) for marketing and administrative services provided to the Company.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM” and on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

The Company’s common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on the American Stock Exchange, now the NYSE American.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common stock on NYSE American for the preceding five years. Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the preceding five years.

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Year Ended	High	Low
12/31/2018	$1.05	$0.48
12/31/2017	1.75	0.71
12/31/2016	1.88	0.50
12/31/2015	1.27	0.48
12/31/2014	1.94	0.86

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Year Ended	High	Low
12/31/2018	$1.35	$0.63
12/31/2017	2.33	0.92
12/31/2016	2.44	0.73
12/31/2015	1.57	0.65
12/31/2014	2.11	1.02

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE American for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Quarter Ended	High	Low
12/31/2018	$0.69	$0.48
09/30/2018	0.75	0.56
06/30/2018	0.87	0.70
03/31/2018	1.05	0.78
12/31/2017	1.24	0.71
09/30/2017	1.32	1.10
06/30/2017	1.75	1.13
03/31/2017	1.30	0.95

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Quarter Ended	High	Low
12/31/2018	$0.91	$0.63
09/30/2018	0.98	0.74
06/30/2018	1.10	0.91
03/31/2018	1.35	1.03
12/31/2017	1.56	0.92
09/30/2017	1.68	1.34
06/30/2017	2.33	1.51
03/31/2017	1.70	1.27

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE American for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Month Ended	High	Low
02/28/2019	$0.79	$0.63
01/31/2019	0.90	0.66
12/31/2018	0.69	0.54
11/30/2018	0.60	0.48
10/31/2018	0.65	0.49
09/30/2018	0.69	0.58

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Month Ended	High	Low
02/28/2019	$1.03	$0.83
01/31/2019	1.19	0.89
12/31/2018	0.91	0.74
11/30/2018	0.79	0.63
10/31/2018	0.83	0.63
09/30/2018	0.90	0.74

The closing price of the Company’s common stock was $0.63 (US$) on the NYSE American and $0.83 (C$) on TSX on February 28, 2019.

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

On February 28, 2019, the shareholders' list for the Company’s common shares showed 252 registered shareholders and 111,726,719 shares outstanding. 213 of these registered shareholders are U.S. residents, owning 23,129,329 shares representing 21% of the issued and outstanding shares of common stock. 28 of these registered shareholders are Canadian residents, owning 86,739,511 shares representing 78% of the issued and outstanding shares of common stock. 11 of these registered shareholders are of other countries, owning 1,857,879 shares representing 1% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 14, 2019:

Table No. 18

Shares Issued to March 14, 2019

Number
Balance, December 31, 2018	111,726,719
Balance, March 14, 2019	111,726,719

Item 10.	Additional Information

Flow-Through Shares

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares. There were no flow-through shares issued in Fiscal 2018, Fiscal 2017 and Fiscal 2016. In Fiscal 2011, the Company issued 100,000 flow-through shares. Flow-through shares differ from other common shares in one aspect only, namely the tax benefits connected with the expenditures associated with the funds raised through the sale of flow through shares flow through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares must expend the funds on qualifying natural resources exploration in Canada. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the U.S. and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

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

The full text of the Amended Advance Notice Policy is an exhibit to the 2017 20-F Annual Report filed with the Commission on March 29, 2018.

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

The full text of the Amended Multiple Voting Policy is an exhibit to 2017 20-F Annual Report filed with the Commission on March 29, 2018.

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

2. Executive Compensation Contract dated effective as of January 29, 2013 as amended by Amending Agreement dated April 1, 2016 and Second Amending Agreement dated January 1, 2019 between the Company and Morgan Poliquin (“M. Poliquin”) whereby M. Poliquin agrees to provide the services of President and Chief Executive Officer for an indefinite term for remuneration of $265,000 per annum. The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013, of the Amending Agreement filed as an exhibit to the 2016 20-F Annual Report with the Commission on March 30, 2017 and of the Second Amending Agreement dated January 1, 2019 as filed as an exhibit to this fiscal 2018 20-F Annual Report.

3. Administrative Services Agreement between the Company and Azucar Minerals Ltd. (“Azucar”) dated May 15, 2015, as amended by First Amending Agreement dated December 16, 2015 (the “Agreement”). Under the Agreement, the Company provides management services to Azucar as the sole and exclusive manager, including the authority to manage the assets, operations, business, and administrative affairs of Azucar. Azucar compensates the Company 30% of the Company’s actual monthly cost of rent for any shared facilities, and 30% of any shared personnel’s fees and/or wages. Azucar also pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar. The Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement and include a Change of Control clause. If either party is subject to Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement. “Change of Control” means the date upon which, without the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target. The full text of the Administrative Services Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

4. Termination Agreement dated effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. for the services of Duane Poliquin as Executive Chairman. The full text of the Termination Agreement is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016.

5. Executive Employment Contract dated effective as of January 1, 2016 as amended on April 1, 2016 and Second Amending Agreement dated January 1, 2019 between the Company and Duane Poliquin to serve as Executive Chairman for an indefinite term, for remuneration of $240,000 per annum. The full text of the Executive Compensation Contract is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016/ The Amending Agreement filed as an exhibit to the 2016 20-F Annual Report with the Commission on March 30, 2017; and of the Second Amending Agreement dated January 1, 2019 as filed as an exhibit to this fiscal 2018 20-F Annual Report

Exchange controls

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

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $47,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $25,000.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2018. This evaluation was conducted under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Mark T. Brown is the Company's audit committee financial expert. Mr. Brown has extensive business and financial experience. He has served as a director of a number of other publicly traded companies over the past 20 years, and currently serves as a director of eight other publicly traded mineral exploration companies. Mr. Brown is independent as defined by Section 803(A) of the NYSE American Listing Standards.

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

Table No. 19

Principal Accountant Fees

	December 31, 2018	December 31, 2017
Audit fees	$38,000	$38,000
Audit-related fees	2,800	12,898
Tax fees	-	-
Other fees	-	-

Fiscal 2018 and Fiscal 2017 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The Company’s class of common shares is listed on the NYSE American and the Toronto Stock Exchange. Under the rules of the NYSE American, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE American Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 7 directors, of which 5 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE American.

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

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 14, 2019

Consolidated statements of financial position at December 31, 2018 and 2017

Consolidated statements of comprehensive loss for the years ended December 31, 2018, 2017 and 2016

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016

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
4.2

Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd. - Incorporated by reference to the Form 6-K and filed with the Commission on June 20, 2013.
4.4

Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.
4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.
4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.
4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. and filed with the Commission on March 31, 2016.
4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.
4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016 and filed with the Commission on March 31, 2016.
4.11	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.
4.12	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.
4.13	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019.
4.14	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019.
4.15	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018.
5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
11.1	Nominating and Corporate Governance Committee-Duties and Responsibility
11.2	Compensation Committee-Responsibilities and Duties
11.3	Code of Business Ethics
11.4	Code of Business Conduct and Ethics for Directors
11.5	Communications Policy
11.6	Securities Trading Policy
11.7	Whistleblower Policy
11.8	Privacy Policy
- Incorporated by reference to the Company’s Form 20-F Annual Report for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.
11.9	Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting - Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.
11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(P): Indicates a paper filing

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: March 14, 2019	By /s/Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2018, 2017 and 2016

Almaden Minerals Ltd.

December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2018, 2017, and 2016 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017 and its financial performance and its cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

Without qualifying our opinion on the consolidated financial statements, we draw attention to Note 3 to the financial statements, which indicates that the Company has changed its method of accounting for financial instruments in 2018 due to adoption of IFRS 9 – Financial Instruments.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

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

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

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

Other Matters

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 14, 2019

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	5,080,580	16,334,534
Accounts receivable and prepaid expenses (Note 4)	404,416	368,963
	5,484,996	16,703,497

Non-current assets
Deposit on mill equipment (Note 5)	-	4,923,209
Property, plant and equipment (Note 6)	13,764,928	372,292
Exploration and evaluation assets (Note 7)	54,678,470	44,804,198
	68,443,398	50,099,699
TOTAL ASSETS	73,928,394	66,803,196

LIABILITIES
Current liabilities
Trade and other payables (Note 9 (b))	1,128,407	638,001

Non-current liabilities
Deferred income tax liability (Note 12)	1,434,882	1,434,882
Total liabilities	2,563,289	2,072,883

EQUITY
Share capital (Note 8)	127,022,366	118,054,463
Reserves (Note 8)	16,706,832	15,528,276
Deficit	(72,364,093)	(68,852,426)
Total equity	71,365,105	64,730,313
TOTAL EQUITY AND LIABILITIES	73,928,394	66,803,196

Commitments (Note 13)

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 14, 2019.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

		Year ended December 31,
	2018	2017	2016
Expenses	$	$	$
Professional fees	602,402	567,877	420,684
Salaries and benefits (Note 9(a))	1,858,788	1,480,745	1,381,060
Travel and promotion	267,832	286,920	259,840
Depreciation (Note 6)	28,277	28,274	27,039
Office and license (Note 9(b))	127,678	145,965	120,972
Rent (Note 9(b))	191,829	173,891	146,759
Stock exchange fees	158,304	164,075	115,364
Insurance	66,942	55,007	60,499
Transfer agent fees	20,943	33,919	23,370
Directors’ fees (Note 9(a))	70,000	70,000	41,000
General exploration expenses	-	-	1,467
Share-based payments (Note 8(d) and 9(a))	1,308,740	2,693,070	1,869,010
	4,701,735	5,699,743	4,467,064

Other income (loss)
Interest and other income (Note 9(b))	950,352	654,741	550,271
Loss on sale of property, plant and equipment (Note 6)	-	(1,760)	(3,985)
Foreign exchange gain (loss)	239,716	(184,533)	(102,726)
	1,190,068	468,448	443,560
Loss before income taxes	(3,511,667)	(5,231,295)	(4,023,504)
Deferred income tax recovery (Note 12)	-	-	-
Net loss for the year	(3,511,667)	(5,231,295)	(4,023,504)

Total comprehensive loss for the year	(3,511,667)	(5,231,295)	(4,023,504)

Basic and diluted net loss per share (Note 10)	(0.03)	(0.05)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2018	2017	2016
	$	$	$
Operating activities
Net loss for the year	(3,511,667)	(5,231,295)	(4,023,504)
Items not affecting cash
Depreciation	28,277	28,274	27,039
Unrealized foreign exchange	-	-	9,575
Loss on disposal of property, plant and equipment	-	1,760	3,985
Share-based payments	1,308,740	2,693,070	1,869,010
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(35,453)	11,935	2,566
Trade and other payables	290,182	(178,511)	(209,807)
Net cash used in operating activities	(1,919,921)	(2,674,767)	(2,321,136)
Investing activities
Deposit on mill equipment	(7,694,900)	(3,642,826)	(324,600)
Property, plant and equipment – purchase	(802,804)	(305,074)	(22,538)
Exploration and evaluation assets – costs	(9,674,048)	(8,860,153)	(5,177,485)
Net cash used in investing activities	(18,171,752)	(12,808,053)	(5,524,623)
Financing activities
Issuance of shares, net of share issue costs	8,838,441	19,115,418	4,091,646
Options exercised	16,560	1,105,290	143,490
Share issuance cost on cashless exercise of options (Note 8(d))	(17,282)	(203,232)	-
Warrants and finders’ warrants exercised	-	2,029,872	7,157,851
Net cash from financing activities	8,837,719	22,047,348	11,392,987

Change in cash and cash equivalents	(11,253,954)	6,564,528	3,547,228
Cash and cash equivalents, beginning of year	16,334,534	9,770,006	6,222,778
Cash and cash equivalents, end of year	5,080,580	16,334,534	9,770,006

Supplemental cash and cash equivalents information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2016	78,062,984	83,757,687	11,323,063	499,574	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,869,010	-	1,869,010	-	1,869,010
Private placements, net	3,229,082	4,073,728	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	17,918	-	17,918
Shares issued for cash on exercise of finders’ warrants	35,200	27,104	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	182,000	143,490	-	-	-	-	143,490
Fair value of cash stock options transferred to share capital	-	43,180	(43,180)	-	(43,180)	-	-
Shares issued on cashless exercise of stock options	63,510	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	108,300	(108,300)	-	(108,300)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(4,023,504)	(4,023,504)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	2,693,070	-	2,693,070	-	2,693,070
Private placements, net	12,377,207	18,934,727	-	-	-	-	18,934,727
Finders' warrants issued pursuant to private placement	-	-	-	180,691	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	(12,797)	-	-
Shares issued for cash on exercise of warrants	1,986,667	1,986,667	-	-	-	-	1,986,667
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(203,232)	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	(387,930)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(5,231,295)	(5,231,295)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,308,740	-	1,308,740	-	1,308,740
Private placements, net	9,440,000	8,838,441	-	-	-	-	8,838,441
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(3,511,667)	(3,511,667)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

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

These consolidated financial statements have been prepared on a historical cost basis.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2018.

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
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

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

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 7 and 12).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

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

The Company has initially adopted IFRS 9, Financial Instruments (“IFRS 9”) from January 1, 2018. The effect of initially applying this standard did not have a material impact on the Company’s financial statements. A number of other new standards are also effective from January 1, 2018, however, were also deemed to not have a material impact on the Company's financial statements.

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). There was no material impact to the Company’s consolidated financial statements as a result of transitioning to IFRS 9.

The details of the new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(i)	Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets held to maturity, loans and receivables, and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(c)	Financial instruments (continued)

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable are classified at amortized cost.

(ii)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

The adoption of the ECL impairment model had no impact on the carrying amounts of the Company's financial assets on the transition date, given the accounts receivable are substantially all current and there has been minimal historical customer default. Neither cash and cash equivalents or accounts receivable have been subject to historical credit risk.

(d)	Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	Straight line over mine life (11 years)

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f)	Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f)	Exploration and evaluation assets (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(h)	Income taxes (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(k)	Reclamation and closure cost obligations

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

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 10).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m)	Application of new and revised accounting standards effective January 1, 2018

The following new accounting standards and amendments which the Company adopted and are effective for the Company's annual consolidated financial statements commencing January 1, 2018:

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company determined that the adoption of this standard did not have a significant impact on its future consolidated financial statements.

(n)	Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2018. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company went through the process of reviewing contracts and identifying those that might be relevant under the new standard. Specific leases identified for further review included office leases and an equipment/service contract for a printer. Based on the assessment of the standard, the Company estimates that it will recognize as a lessee, the right-of-use lease assets and related liabilities for existing operating leases of approximately $400,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2018	2017
Accounts receivable (Note 9(b))	$300,700	$243,971
Prepaid expenses	103,716	124,992
	$404,416	$368,963

At December 31, 2018, the Company has recorded value added taxes of $444,994 (2017 - $444,729) included in exploration and evaluation assets as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Deposit on mill equipment

On October 16, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of $6,500,000 USD (completed), plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

Deposit on mill equipment consisted of the following payments:

	$	$
	USD	CAD
Balance, December 31, 2016		1,280,383
Additions: purchase price deposits	2,000,000	2,647,600
Additions: mobilization payments	767,500	995,226
Balance, December 31, 2017		4,923,209
Additions: purchase price deposits	3,750,000	4,876,500
Additions: mobilization payments	2,211,300	2,818,400
		12,618,109
Transfer to property, plant and equipment		(12,618,109)
Balance, December 31, 2018		-

Almaden has exercised the Option by making the final option payment on June 12, 2018 for $3,750,000 USD ($4,876,500 CAD). As such, during the year ended December 31, 2018, Almaden obtained ownership and title to the mill equipment, and transferred the balance to property, plant and equipment (Note 6).

A mobilization plan is in progress to move the Rock Creek mill from Nome, Alaska to the Tuligtic property. Mill mobilization payments of $2,211,300 USD ($2,818,400 CAD) were paid during the year ended December 31, 2018 for the dismantlement of the mill.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

6.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2017	110,040	154,093	247,199	189,563	51,760	245,647	265,997	1,264,299
Additions	-	4,126	1,697	7,204	-	-	789,777	802,804
Transfer from deposit on mill equipment	-	-	-	-	-	-	12,618,109	12,618,109
December 31, 2018	110,040	158,219	248,896	196,767	51,760	245,647	13,673,883	14,685,212

Accumulated depreciation
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007
Depreciation	-	4,444	10,176	8,089	479	5,089	-	28,277
December 31, 2018	110,040	138,928	223,878	172,300	49,845	225,293	-	920,284

Carrying amounts
December 31, 2017	-	19,609	33,497	25,352	2,394	25,443	265,997	372,292
December 31, 2018	-	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928

The Company acquired the Rock Creek mill (Note 5) on June 12, 2018. As at December 31, 2018, mill equipment of $13,673,883 is recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for its intended use, which will commence once the Company enters the commercial production phase.

On August 9, 2018, the Company paid $250,000 USD ($326,000 CAD) to extend the mill storage in Alaska, USA for one additional year. On July 1, 2018, an additional mill mobilization payment of $352,200 USD ($463,777 CAD) was made. Both these transactions were recorded in mill equipment under property, plant and equipment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	-	995,754
Additions	-	19,029	15,748	4,300	-	-	265,997	305,074
Disposals	(36,529)	-	-	-	-	-	-	(36,529)
December 31, 2017	110,040	154,093	247,199	189,563	51,760	245,647	265,997	1,264,299

Accumulated depreciation
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	-	898,502
Disposals	(34,769)	-	-	-	-	-	-	(34,769)
Depreciation	250	2,915	8,960	9,187	600	6,362	-	28,274
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007

Carrying amounts
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	-	97,252
December 31, 2017	-	19,609	33,497	25,352	2,394	25,443	265,997	372,292

During the year ended December 31, 2017, the Company disposed certain of its property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $1,760.

The Company has acquired containers to begin a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. As at December 31, 2017, container costs of $199,952 and crane of $66,045 are recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for its intended use.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2017)	7,537,577	1	7,537,578
Additions	1,622,374	-	1,622,374
Closing balance - (December 31, 2018)	9,159,951	1	9,159,952
Deferred exploration costs:
Opening balance - (December 31, 2017)	37,266,620	-	37,266,620
Costs incurred during the period
Drilling and related costs	993,311	-	993,311
Professional/technical fees	59,038	-	59,038
Claim maintenance/lease costs	145,524	-	145,524
Geochemical, metallurgy	742,157	-	742,157
Technical studies	4,510,034	-	4,510,034
Travel and accommodation	457,968	-	457,968
Geology, geophysics and exploration	568,476	-	568,476
Supplies and misc.	168,725	-	168,725
Environmental	161,671	-	161,671
Value-added tax (Note 4)	444,994	-	444,994
Total deferred exploration costs during the period	8,251,898	-	8,251,898
Closing balance - (December 31, 2018)	45,518,518	-	45,518,518
Total exploration and evaluation assets	54,678,469	1	54,678,470

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2016)	4,780,570	1	4,780,571
Additions	2,757,007	-	2,757,007
Closing balance - (December 31, 2017)	7,537,577	1	7,537,578
Deferred exploration costs:
Opening balance - (December 31, 2016)	31,204,785	-	31,204,785
Costs incurred during the period
Drilling and related costs	1,053,771	-	1,053,771
Professional/technical fees	112,191	-	112,191
Claim maintenance/lease costs	160,251	-	160,251
Geochemical, metallurgy	746,103	-	746,103
Technical studies	1,698,055	-	1,698,055
Travel and accommodation	390,927	-	390,927
Geology, geophysics and exploration	795,731	-	795,731
Supplies and misc.	118,015	-	118,015
Water exploration	7,981	-	7,981
Environmental	534,081	-	534,081
Value-added tax (Note 4)	444,729	-	444,729
Total deferred exploration costs during the period	6,061,835	-	6,061,835
Closing balance - (December 31, 2017)	37,266,620	-	37,266,620
Total exploration and evaluation assets	44,804,197	1	44,804,198

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2018, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2018, 2017 and 2016

On June 7, 2018, the Company closed a non-brokered private placement by the issuance of 9,440,000 units at a price of $1.00 per unit for gross proceeds of $9,440,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.35 per share until June 7, 2022. The warrants are subject to an acceleration provision whereby if, commencing October 8, 2018, the daily volume weighted average trading price of the common shares on the Toronto stock exchange is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date. Share issuance costs included finders’ fee of $384,900 in cash, and finders’ warrants to purchase up to 192,450 common shares at a price of $1.35 per common share until June 7, 2020. The fair value of the finders’ warrants was $36,566 per statement of equity. In connection with the private placement, the Company also incurred $216,659 in other cash share issuance costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(b)	Details of private placement and other issues of common shares in 2018, 2017 and 2016 (continued)

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

(c)	Warrants

The continuity of warrants for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	(1,614,541)	-
November 25, 2018	$1.44	22,972	-	-	(22,972)	-
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	-	192,450	-	-	192,450
June 7, 2022	$1.35	-	4,720,000	-	-	4,720,000
Warrants outstanding and exercisable		8,132,262	4,912,450	-	(1,637,513)	11,407,199
Weighted average exercise price		$2.27	$1.35	-	$1.99	$1.91

The weighted average remaining life of warrants outstanding at December 31, 2018 was 2.14 years (2017 – 1.95 years).

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(1,986,667)	(50,000)	-
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(2,017,139)	(50,000)	8,132,262
Weighted average exercise price		$1.44	$2.34	$1.01	$1.00	$2.27

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Warrants (continued)

The weighted average remaining life of warrants outstanding at December 31, 2017 was 1.95 years (2016 – 1.34 years).

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Issued	Exercised	cancelled	2016
February 11, 2016	$1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	$1.12	49,410	-	-	(49,410)	-
July 17, 2016	$1.58	4,376,000	-	(4,376,000)	-	-
July 17, 2016	$1.32	186,000	-	-	(186,000)	-
November 17, 2017	$1.00	2,253,334	-	(216,667)	-	2,036,667
November 17, 2017	$0.77	35,200	-	(35,200)	-	-
November 25, 2018	$2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(4,627,867)	(2,445,410)	3,697,152
Weighted average exercise price		$1.47	$1.98	$1.55	$1.71	$1.44

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2018, 2017 and 2016 calculated using the Black-Scholes model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
192,450	June 7, 2018	$0.19	1.94%	2	54.02%	$Nil
295,734	June 1, 2017	$0.58	0.71%	2	66.26%	$Nil
17,911	February 7, 2017	$0.51	0.72%	2.50	61.54%	$Nil
45,944	May 25, 2016	$0.39	0.59%	2	55.53%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2018, the Company had reserved 1,465,672 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2018, 2017 and 2016 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the year ended December 31, 2018, 2017 and 2016 are as follows:

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2017	Granted	Exercised		Expired	December 31, 2018
April 4, 2018	$1.74	90,000	-	-		(90,000)	-
May 6, 2018	$1.41	100,000	-	-		(100,000)	-
June 8, 2018	$1.44	1,915,000	-	-		(1,915,000)	-
June 18, 2018	$1.46	250,000	-	-		(250,000)	-
June 29, 2018	$1.71	15,000	-	-		(15,000)	-
August 9, 2018	$1.91	491,000	-	-		(491,000)	-
September 15, 2018	$1.85	170,000	-	-		(170,000)	-
December 11, 2018	$0.72	590,000	-	(575,000	)(i)	(15,000)	-
December 11, 2018	$1.68	150,000	-	-		(150,000)	-
December 11, 2018	$1.80	20,000	-	-		(20,000)	-
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	207,000	-	-		-	207,000
May 4, 2019	$1.99	175,000	-	-		-	175,000
May 19, 2019	$1.84	75,000	-	-		-	75,000
June 12, 2019	$1.89	75,000	-	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	1,427,000	-	-		-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-		-	1,160,000
April 10, 2020	$1.03	-	90,000	-		-	90,000
April 30, 2020	$1.53	500,000	-	-		-	500,000
April 30, 2020	$1.14	100,000	-	-		-	100,000
April 30, 2020	$1.04	-	100,000	-		-	100,000
June 8, 2020	$0.98	-	2,180,000	-		-	2,180,000
September 30, 2020	$1.25	1,195,000	-	-		(100,000)	1,095,000
September 30, 2020	$0.83	-	106,000	-		-	106,000
September 30, 2020	$0.79	-	170,000	-		-	170,000
December 13, 2020	$0.86	-	762,000	-		-	762,000
February 7, 2021	$1.11	-	300,000	-		-	300,000
March 29, 2021	$1.08	-	400,000	-		-	400,000
December 12, 2021	$1.00	-	200,000	-		-	200,000
Options outstanding and exercisable		9,290,000	4,308,000	(575,000)		(3,316,000)	9,707,000
Weighted average exercise price		$1.39	$0.97	$0.72		$1.54	$1.19

(i)	In accordance with the Company’s stock option plan, options holders exercised 552,000 stock options on a cashless basis at an exercise price of $0.72. The total number of shares issued in connection with the cashless exercise of options was 64,094.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2018 was 1.24 years (2017 – 1.33 years).

Expiry date	Exercise price	December 31, 2016	Granted	Exercised		Expired	December 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		(100,000)	-
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
April 30, 2020	$1.14	-	100,000	-		-	100,000
September 30, 2020	$1.25	-	1,195,000	-		-	1,195,000
Options outstanding and exercisable		7,850,000	4,914,000	(2,699,000)		(775,000)	9,290,000
Weighted average exercise price		$1.29	$1.39	$0.88		$2.21	$1.39

(j)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72, respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2017 was 1.33 years (2016 – 1.13 years).

Expiry date	Exercise price	December 31, 2015	Granted	Exercised		Expired / cancelled	December 31, 2016
May 6, 2016	$1.33	65,000	-	-		(65,000)	-
June 8, 2016	$2.89	2,145,000	-	-		(2,145,000)	-
July 14, 2016	$1.37	130,000	-	(120,000	)(i)	(10,000)	-
August 15, 2016	$2.57	150,000	-	-		(150,000)	-
October 10, 2016	$1.23	150,000	-	(150,000	)(i)	-	-
January 6, 2017	$0.98	1,180,000	-	-		-	1,180,000
May 4, 2017	$1.91	200,000	-	-		(25,000)	175,000
June 8, 2017	$1.98	75,000	-	-		-	75,000
August 26, 2017	$0.74	1,445,000	-	(135,000)		-	1,310,000
September 11, 2017	$2.31	500,000	-	-		-	500,000
November 22, 2017	$2.22	100,000	-	-		-	100,000
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	-	100,000	-		-	100,000
June 8, 2018	$1.44	-	1,915,000	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	-	15,000	-		-	15,000
August 9, 2018	$1.91	-	491,000	-		-	491,000
September 15, 2018	$1.85	-	170,000	-		-	170,000
December 11, 2018	$0.72	756,000	-	(32,000)		-	724,000
December 11, 2018	$1.68	-	150,000	-		-	150,000
December 11, 2018	$1.80	-	20,000	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	-	60,000	-		-	60,000
Options outstanding and exercisable		7,761,000	2,921,000	(437,000)		(2,395,000)	7,850,000
Weighted average exercise price		$1.65	$1.55	$1.08		$2.81	$1.29

(i)	In accordance with the Company’s stock option plan, options holders exercised 105,000 and 150,000 stock options on a cashless basis at an exercise price of $1.37 and $1.23. The total number of shares issued in connection with the cashless exercise of options was 63,510.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2018, 2017 and 2016, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
762,000	December 13, 2018	$0.24	1.89%	2	49.38%	$Nil
200,000	December 12, 2018	$0.28	2.06%	3	49.50%	$Nil
170,000	September 26, 2018	$0.25	2.19%	2	47.93%	$Nil
106,000	August 15, 2018	$0.21	2.09%	2	48.39%	$Nil
2,180,000	June 18, 2018	$0.29	1.85%	2	51.53%	$Nil
100,000	May 7, 2018	$0.33	1.95%	2	55.21%	$Nil
90,000	April 10, 2018	$0.31	1.85%	2	55.18%	$Nil
400,000	March 29, 2018	$0.42	1.94%	3	55.10%	$Nil
300,000	February 7, 2018	$0.48	1.99%	3	64.14%	$Nil
1,195,000	December 22, 2017	$0.62	1.71%	3	65.20%	$Nil
100,000	November 23, 2017	$0.50	1.46%	3	63.93%	$Nil
500,000	September 12, 2017	$0.55	1.59%	2.5	63.12%	$Nil
1,160,000	August 25, 2017	$0.48	1.24%	2	62.80%	$Nil
75,000	June 12, 2017	$0.63	0.88%	2	65.95%	$Nil
75,000	May 19, 2017	$0.60	0.72%	2	65.65%	$Nil
175,000	May 4, 2017	$0.63	0.71%	2	65.77%	$Nil
207,000	March 17, 2017	$0.47	0.80%	2	61.28%	$Nil
1,427,000	January 11, 2017	$0.54	0.75%	2	68.94%	$Nil
60,000	December 21, 2016	$0.42	0.83%	2	70.18%	$Nil
20,000	November 2, 2016	$0.69	0.54%	2	68.31%	$Nil
150,000	October 6, 2016	$0.57	0.60%	2	68.47%	$Nil
170,000	September 15, 2016	$0.70	0.58%	2	68.08%	$Nil
491,000	August 9, 2016	$0.76	0.50%	2	67.52%	$Nil
15,000	June 29, 2016	$0.87	0.54%	2	66.44%	$Nil
1,915,000	June 8, 2016	$0.62	0.54%	2	64.68%	$Nil
100,000	May 6, 2016	$0.52	0.54%	2	63.84%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2018 was $1,308,740 (2017 - $2,693,070; 2016 -$1,869,010).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

9.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice President Operations & Projects, and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. and Almadex Minerals Ltd. (Note 9 (b)) is as follows:

	December 31,	December 31,	December 31,
	2018	2017	2016

Salaries and benefits	$952,079	$813,400	$755,475
Share-based payments	1,090,540	2,216,170	1,537,060
Directors’ fees	70,000	70,000	41,000
	$2,112,619	$3,099,570	$2,333,535

(b)	Almadex Minerals Ltd (“Almadex”)

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

During the year ended December 31, 2018, the Company received $542,657 (2017 - $499,798; 2016 - $464,498) from Azucar for administrative services fees included in other income and received $243,260 (2017 - $Nil; 2016 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2018, included in accounts receivable is $170,181 (2017 - $195,551) due from Azucar and $116,268 (2017 - $Nil) due from Almadex in relation to expenses recoveries.

At December 31, 2018, the Company accrued $37,533 (2017 - $153,038) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2018, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2017 - $43,800; 2016 - $38,800) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

10.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2018 was based on the loss attributable to common shareholders of $3,511,667 (2017 - $5,231,295; 2016 - $4,023,504) and a weighted average number of common shares outstanding of 107,584,263 (2017 - 95,873,417, 2016 - 82,322,754).

The calculation of diluted net loss per share for the year ended December 31, 2018, 2017 and 2016 did not include the effect of stock options and warrants as they are anti-dilutive.

11.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2018	December 31, 2017	December 31, 2016

Exploration and evaluation assets expenditures included in trade and other payables	$694,167	$493,943	$535,254
Fair value of finders’ warrants	36,566	180,691	17,918
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	-	12,797	5,984
Fair value of cash stock options transferred to share capital on exercise of options	6,670	496,859	43,180
Fair value of cashless stock options transferred to share capital on exercise of options	160,080	387,930	108,300

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

11.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2018	December 31, 2017

Cash	$2,580,580	$1,449,184
Term Deposits	2,500,000	14,885,350
	$5,080,580	$16,334,534

12.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2018	December 31, 2017	December 31, 2016
Loss before income taxes	$(3,511,667)	$(5,231,295)	$(4,023,504)
Statutory rate	27.00%	26.00%	26.00%

Expected income tax	(948,150)	(1,360,137)	(1,046,111)
Effect of different tax rates in foreign jurisdictions	(38,010)	9,728	343
Non-deductible share-based payments	353,360	700,198	485,943
Other permanent items	2,766	3,360	2,022
Change in deferred tax assets not recognized	151,738	1,921,226	3,518,776
Impact of change in tax rates	-	(348,020)	-
Impact of change in expected manner of recovery	-	-	853,274
Share issuance costs	(172,294)	(399,602)	(39,241)
True-ups and other	650,590	(526,753)	(3,775,006)
Deferred income tax (recovery) expenses	$-	$-	$-

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

(b)	The Company’s deferred income tax recovery and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project. As a consequence of the Company’s spin-out, management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

12.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2018	December 31, 2017

Deferred tax assets
Non-capital losses	$4,282,555	$4,282,555

Deferred tax liabilities
Exploration and evaluation assets	(5,717,437)	(5,717,437)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2018	December 31, 2017

Non-capital loss carry forwards	$18,758,080	$17,803,193
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,221,842	8,221,842
Share issue costs	1,554,264	1,778,234
Property, plant and equipment	483,609	10,127
Cumulative eligible capital deduction	-	507,429
Investment tax credit	239,849	239,849
	$53,796,637	$53,099,667

At December 31, 2018, the Company had operating loss carry forwards available for tax purposes in Canada of $17,858,501 (2017 - $15,706,045) which expire between 2032 and 2038 and in Mexico of $15,173,872 (2017 - $16,378,174) which expire between 2022 and 2028.

13.	Commitments

The Company has entered into an operating lease for office premises effective April 1, 2017 through to March 31, 2022.

As at December 31, 2018, the remaining payments for operating lease are due as follows:

	2019	2020	2021	2022	2023	Total
Office lease	$179,706	$191,512	$192,336	$48,084	-	$611,638

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company does not carry any financial instruments at fair value.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2018, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$1,004,652	$293,525
Accounts receivable and prepaid expenses	-	82
Total assets	$1,004,652	$293,607

Trade and other payables	$531,083	$40,373
Total liabilities	$531,083	$40,373

Net assets	$473,569	$253,234

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $47,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $25,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars
14.	Financial instruments (Continued)

(b)	Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2018, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

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

A 1% change in the interest rate would change the Company’s net loss by $51,000.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

15.	Management of capital

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

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2018	December 31, 2017
Canada	$86,372	$120,803
United States	13,673,883	5,168,856
Mexico	54,683,143	44,810,040
	$68,443,398	$50,099,699

17.	Subsequent events

On January 3, 2019, the Company granted certain consultant, officers and directors an aggregate of 425,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.84 per share until February 7, 2021.

On March 1, 2019, the Company granted a consultant an aggregate of 100,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.90 per share until March 29, 2021.

