Form 20-F
period 2019-12-31
ALMADEN MINERALS LTD
filed 2020-03-27
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Korm Trieu, ktrieu@almadenminerals.com, 1333 Johnston Street, #210, Vancouver, BC V6H 3R9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading symbol	Name of each exchange on which registered

Common Stock without Par Value	AAU	NYSE American

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ( )

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
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

MPa: Megapascal or one million pascals.

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

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but a lower level of confidence than a Measured Mineral Resource, and may only be converted to a Probable Mineral Reserve. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

However, due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

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

Such forward-looking statements include, but are not limited to, statements regarding the permitting review process for the Ixtaca project and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the Company’s belief that Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company’s expectation that the project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, the impact of the project's proposed dry-stack tailing facilities, the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

The following selected financial data of the Company for Fiscal 2019, Fiscal 2018 and Fiscal 2017 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report. The selected financial data set forth for Fiscal 2016 and Fiscal 2015 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein. The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 2 of the consolidated financial statements.

Table No. 1

Selected Financial Data

International Financial Reporting Standards (“IFRS”)

(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2019	12/31/2018	12/31/2017	12/31/2016	12/31/2015
Revenues	$ -	$ -	$ -	$ -	$ -
Other Income (loss)	678	1,190	468	444	2,711
Net loss and comprehensive loss	(3,763)	(3,512)	(5,231)	(4,024)	(1,145)
Basic net (loss) income per common share	(0.03)	(0.03)	(0.05)	(0.05)	(0.02)
Diluted net (loss) income per common share	(0.03)	(0.03)	(0.05)	(0.05)	(0.02)
Weighted average shares (000)	111,727	107,584	95,873	82,323	73,249
Working capital	1,748	4,357	16,065	9,293	5,808
Exploration and evaluation assets	56,973	54,678	44,804	35,985	30,538
Net assets	68,585	71,365	64,730	45,221	35,983
Total assets	74,064	73,928	66,803	47,514	38,215
Capital stock	127,022	127,022	118,054	95,290	83,758
Dividends declared per share	-	-	-	-	-

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2019	$1.33	$1.36	$1.30	$1.30
Fiscal Year Ended 12/31/2018	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/2017	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/2016	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/2015	1.28	1.40	1.17	1.38

Table No. 3

Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2019	October 2019	November 2019	December 2019	January 2020	February 2020
High	$1.33	$1.33	$1.33	$1.33	$1.32	$1.34
Low	1.32	1.31	1.31	1.30	1.30	1.32

The exchange rate was CDN$1.41/US$1.00 on March 26, 2020.

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $3,763,075 in Fiscal 2019, $3,511,667 in Fiscal 2018, and $5,231,295 in Fiscal 2017.

The Company currently has no revenues from operations as all of its properties and prospects are in the development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2019, 2018 and 2017, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and, during Fiscal 2019 and 2018, the Company earned other income from Administrative service fees charged to Almadex Minerals Ltd. (“Almadex”).

At December 31, 2019, the Company had working capital of $1,748,508 including cash and cash equivalents of $912,214. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2020 that includes further development of the Ixtaca Project. Although Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2020, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or if it is available, may not be on favorable terms.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 26, 2020, there were share purchase options outstanding allowing the holders of these options to purchase 11,137,000 shares of the Company’s common stock and warrants allowing the holders of these warrants to purchase 10,341,350 shares of the Company’s common stock. Directors and officers of the Company in the aggregate hold 9,287,000 of these share purchase options and 12,500 of these warrants. An additional 1,850,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 26, 2020 there were 111,726,719 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 19%.

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

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. These factors may affect both the Company’s ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it currently has an interest or in respect of which it has obtained exploration and development rights to date. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the exploration and development of Ixtaca.

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

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Mexico may adversely affect the Company’s business.

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

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by Mexico. It is possible however that Mexico may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s operations in Mexico may have a material adverse effect on the business, operations, and financial condition of the Company.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

The Company may be subject to legal proceedings that arise in the ordinary course of business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title to Almaden’s mining concessions may also be adversely affected by the Amparo as discussed on page 78 under the heading “Legal Proceedings”.

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to additional disputes. The procurement or enforcement of such rights, or any dispute with respect to such rights, can be costly and time consuming. In areas where there are local populations or land owners, it may be necessary, as a practical matter, to negotiate surface access. Despite having the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, this could have a material adverse effect on the Company and the Company may need to rely on the assistance of local officials or the courts in such jurisdictions or pursue other alternatives, which may suspend, delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is subject to such requirements in connection with its activities at Ixtaca. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

There can also be no assurance that closure estimates prove to be accurate. The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, John McCleary, Mark T. Brown, William Worrall, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar Minerals Ltd. and Almadex Minerals Ltd. Gerald Carlson also serves as director and as the President and CEO of Pacific Ridge Exploration Ltd. Mark T. Brown also serves as the Chief Financial Officer of Adamera Minerals, Orestone Mining Corp., and Redstar Gold Corp. He also serves as Executive Chairman of Alianza Minerals Ltd., and as a director of Avrupa Minerals Ltd., Mountain Boy Minerals, East West Petroleum Corp., and Strategem Capital Corp. He is also a Director and CEO of Mich Resources Ltd. Elaine Ellingham also serves as a director of Alamos Gold Inc. and Blue Thunder Mining Inc. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Foreign Currency Fluctuations

At the present time, a majority of the Company’s activities are carried on outside of Canada. Accordingly, it is subject to risks associated with fluctuations of the rate of exchange between the Canadian dollar and foreign currencies.

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

The contact person is Korm Trieu, Chief Financial Officer. The telephone number is (604) 689-7644. The fax number is (604) 689-7645. The email address is ktrieu@almadenminerals.com. The web-site address is www.almadenminerals.com.

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

Organizational Structure

The Company currently has three wholly-owned (direct or indirect) subsidiaries. These subsidiaries are:

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
  equity holdings in several publicly-listed companies;
  1,597 ounces of gold bullion; and
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

  Office space;
  Executive personnel and human resources;
  Geological technical support; and
  Accounting and financial services.

Azucar compensates the Company 40% (2018 – 30%) of the Company’s actual monthly cost of rent for any shared facilities, and 40% (2018 – 30%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

Effective May 18, 2018, Azucar effected a corporate reorganization pursuant to a statutory plan of arrangement involving Azucar’s then wholly owned subsidiary, Almadex Minerals Ltd. (“Almadex”). Consequent upon this corporate reorganization the Company entered into an Administrative Services Agreement with Almadex dated March 29, 2018 (the “Almadex Agreement”). Under the Almadex Agreement, the Company is the sole and exclusive manager of Almadex, and provides Almadex with general management services and day-to-day operation of Almadex. These services include:

  Office space;
  Executive personnel and human resources;
  Geological technical support; and
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

Seasonality

The Company’s principal project is in central Mexico. In Mexico, the climate in the project area is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years, roads remain passable and exploration can be done throughout the rainy season. Seasonal changes do not have a material impact on the Company’s exploration expenditures.

Exploration Program Protocols

General Sample Handling and Quality Control Program for Exploration Programs

The Company employs a strict quality control program for samples taken during its exploration programs. For drilling programs, a quality control program is in place which includes the insertion of blanks, field duplicates and certified standards into the sample stream.

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

Standards

During drill programs the Company routinely includes a certified standard into the sample stream, spaced at 20 sample intervals. Certified standards are purchased from CDN Resource Laboratories of Langley, BC and are prepared by this professional third-party lab according to industry standard and accepted methodologies. Standards are utilized to monitor the accuracy of the laboratory work.

Sample Handling for Drill Programs

Core Box Preparation

Plastic core boxes are used for the storage of core. Each box is labelled by the drillers at the drill rig with the drill-hole number, a box number and an arrow to mark the start of the tray and the down-hole direction. Wooden core blocks, with the meterage in black marker pen, are inserted by the drillers at the end of each core run (usually 3 m or less). These core run intervals are checked and recorded by the geologist during mark up (see below). When filled with core the boxes are sealed with a plastic lid by the drillers and transported to the core logging facility.

Sample and Core Box Markup

Once at the core logging facility, the core boxes are marked up with the starting and ending meterage, written at the ends of the trays with a marker. The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval. Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box. A cut line was marked on the core as a guide for sawing of half-core samples for assay. The cut line position is marked by fitting the ends of the core together, to align them as they came out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil. This mark-up is done after the trays are photographed. Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization. Typically, this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference. Each tray is digitally photographed before core cutting and sampling.

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

3. A drilling daily control sheet showing the progress of the drill rig for each shift.

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

The right-hand side of the core (looking down the hole) was always sampled. After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box. Between each sample, the core saw and sampling table areas were washed to ensure no contamination between samples. Field duplicate, blank and analytical standards were added into the sample sequence as they were being cut. After cutting of samples containing visible gold, a piece of abrasive quartz sandstone was cut to clean the diamond blade. This was done to prevent contamination of the following sample with gold that may have become smeared onto the blade.

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

Claims and Title

The Tuligtic Property was staked by Almaden in 2001, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration. The Property originally consisted of approximately 14,000 hectares (the “Original Concessions”), as shown below:

Claim Name	Claim Number	Area (hectares)	Valid Until Date
Cerro Grande	219469	11,202	March 5, 2053
Cerro Grande 2	233434	3,028	February 23, 2059
Total		14,230

On April 7, 2015, Ejido Tecoltemi, a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) overlap a small portion (~330 Ha) of the far southeastern corner of the Original Concessions, initiated legal proceedings (the “Amparo”) in a lower court in Puebla state against Mexican mining authorities seeking a declaration that Mexico’s mineral title system is unconstitutional because indigenous consultation is not required before the granting of mineral title.

Shortly after the Amparo was filed, the lower court ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands. Mineral tenure over the Ejido Lands is not material to Almaden. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands.

Later in 2015, Almaden filed applications to reduce the aggregate claim size at Tuligtic to those areas still considered prospective (the “New Concessions”), as shown below, and cancel any of its claims overlapping the Ejido Lands. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Original Concessions in May and June of 2017.

Claim Name	Claim Number	Area (hectares)	Valid Until Date
Cerro Grande R1	245486	2,773.00	March 5, 2053
Cerro Grande R3	245488	824.06	March 5, 2053
Cerro Grande R4	245489	540.00	March 5, 2053
Cerro Grande R5	245490	784.97	March 5, 2053
Cerro Grande R6	245491	937.79	March 5, 2053
Cerro Grande 2 R2	245493	652.00	February 23, 2059
Cerro Grande 2 R3	245494	708.00	February 23, 2059
Total		7,219.82

In June 2017, the Ejido Tecoltemi filed a legal complaint regarding the granting of the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded.

On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions are left without effect, and the Original Concessions are in full force and effect. On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Original Concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation can be completed.

The Company is currently appealing this and other related rulings in Mexico. The opinion of the Company’s Mexican counsel is that the New Concessions remain in full force and effect. Almaden continues to file taxes and assessment reports on the basis that it owns the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions. However, at the current time applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca Project.

It is important to note that the Original Concessions provide Almaden with the same exploration and mining rights over the Company’s Ixtaca Project as the New Concessions. Further information on this matter, as well as the lawsuit (“Amparo”) relating to the Original Concessions, is provided in “Legal Proceedings”.

The claims owned by Almaden with respect to the Property are held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc., subject to a 2% NSR in favour of Almadex Minerals Ltd.

To maintain a claim in good standing, the holder is required to meet annual exploration or exploitation expenditure requirements. Currently, based on the New Concessions, the Tuligtic Property is subject to expenditure requirements of approximately US$757,000 per year. However, the Company has substantial historic expenditures which can be used to offset the annual requirements.

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

.

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

The completed Study was filed on SEDAR on January 24, 2019 and on EDGAR under Form 6-K on January 25, 2019. An update to the FS was filed on SEDAR and EDGAR on October 3, 2019.

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
  Initial Capital of $174 million;
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
  Elimination of tailings dam by using filtered tailings significantly reduces the project footprint and water usage

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Initial Capital Costs ($ millions)

Mining	22.2
Process	80.2
Onsite Infrastructure	24.3
Offsite Infrastructure	7.5
Indirects, EPCM, Contingency and Owner’s Costs	39.9
Total	174.2

Expansion Capital Costs ($ millions)

Mining	$1.2
Process	$56.9
Infrastructure	$1.5
Indirects, EPCM, Contingency and Owner’s Costs	$5.0
Total	$64.5

LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

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

Of the total drill holes, 558 intersected the mineralised solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3-meter composites were produced for each domain and used to produce semivariograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 meters in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

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
  The cut-off grade used for ore/waste determination is NSR>=$14/t
  All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.
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

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock. These opportunities were examined in 2019 as part of the Company’s commitment to best sustainable practices.

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

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held nine large-scale community meetings totalling over 4,100 people, taken 480 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca Project. On June 25, 2019, the most recent large-scale community meeting hosted by the Company was attended by over 2,000 people, including representatives of the State and Federal Governments in Mexico.

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

The sale of limestone ore sort rejects (a waste product) as an aggregate presents a very significant potential source of revenue to the Project at no additional capital or operating cost to the Project. There is also potential to sell some of the waste rock as an aggregate.

•	Fine aggregate from crushing and grinding operations is also expected to perform in a similar way to the coarse aggregate. Chemical analysis of the fine aggregate indicates that it is also suitable as a raw material for the production of lime cement or Portland cement if properly processed and blended with suitable silica aluminates.

Next Engineering and Development Steps

The Company is pursuing the optimization opportunities noted above and has submitted its environmental permit application to Mexican authorities. As noted in the Company’s press release of October 29, 2019, the environmental permit review has been suspended by Mexican environmental authorities.

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

Current Work

The Company is presently focused on permitting activities at Ixtaca, having submitted its environmental permit application (“MIA”) in early 2019. In October, 2019, the Company announced that SEMARNAT, Mexico’s environmental authority, had suspended their review of the Company’s MIA pending resolution of the Amparo (see section “Legal Proceedings”). The Company is currently pursuing a solution to this suspension through the Courts and directly with SEMARNAT.

Upcoming / Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year. Continuing work at Ixtaca will be focused on resolving the suspension of the MIA permit review by SEMARNAT.

Item 5. Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2019, 2018, and 2017 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company is in the business of exploring its principal mineral property in Mexico with the aim of developing it to a stage where it can be exploited at a profit or to arrange joint ventures or other business transactions whereby other companies provide, in whole or in part, funding for development and exploitation. At that stage, the Company’s operations would, to some extent, be dependent on the world market prices of any minerals mined. The Company does not have producing properties or operations on its properties.

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 40% (2018 – 30%) and 20% (2018 – 20%), respectively, of the Company’s actual monthly overhead costs including any shared personnels’ fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex, respectively. The Administrative Services Agreements have an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2019 compared to Fiscal 2018

For the year ended December 31, 2019 (“Fiscal 2019”), the Company recorded a comprehensive loss of $3,763,075 or $0.03 per common share compared to a comprehensive loss of $3,511,667 or $0.03 per common share for the year ended December 31, 2018 (“Fiscal 2018”). The increase of $251,408 was primarily a result of an increase in impairment of exploration and evaluation assets of $501,620 from concession taxes paid on dropped claims from the Tuligtic property and finance fees of $204,231 due to project financing efforts. These expenses were offset by $375,620 decrease in share-based payments due to a lower share price and a $243,796 decrease in salaries and benefits as no cash bonuses were paid or accrued in 2019.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $677,954 (Fiscal 2018 - $1,190,068) during Fiscal 2019, consisted primarily of interest income earned on its cash balances of $41,650 (Fiscal 2018 - $164,435) and income from administrative services fees earned from Azucar of $639,320 (Fiscal 2018 - $542,657), and from Almadex of $320,093 (Fiscal 2018 - $243,260). The Company has an administrative services agreement with these two companies whereby overhead and salaries expenses are proportionally allocated as described under the heading “Transactions with Related Parties”.

Operating expenses were $4,441,029 during Fiscal 2019 (Fiscal 2018 - $4,701,735). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The decrease in operating expenses of $260,706 is mainly due a decrease in share-based payments relating to lower share price in calculating the fair value from stock options granted of $375,620 and a decrease in salaries and benefits of $243,796 due to no bonuses awarded in 2019. Operating expenses increased in the area of finance related activities such as the gold loan transaction with Almadex that resulted in an increase in arrangement fee of $50,000 and an increase in finance cost of $216,918 from reviewing project development financing alternatives.

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

Liquidity and Capital Resources

As at December 31, 2019, the Company’s working capital position was $1,748,508. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2020 that includes further development of the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year, but the Company may decide to raise additional funds through the sale of equity in fiscal 2020 depending upon favorable market conditions.

During fiscal 2019, the Company filed a preliminary short-form base shelf prospectus in certain jurisdictions of Canada and a corresponding Form F-10 Registration Statement with the SEC. A final short-form base shelf prospectus was never filed and therefore the Form F-10 Registration Statement is not in effect. The Company may determine to file a preliminary short-form base shelf prospectus in the future depending on timing and market conditions, but currently has no specific plans to do so.

On March 10, 2020, the Company announced a proposed non-brokered private placement of 4,900,000 common shares units at a price of $0.41 per unit for gross proceeds of $2,009,000. Each unit would consist of one common share and one non-transferable common stock warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.65 per share for 3 years following the closing of the placement. Subsequently, on March 19, 2020, the Company announced a re-pricing of the proposed non-brokered private placement to amend terms of the offering as follows:

•	The purchase price of the Units of the Offering has been reduced from $0.41 to $0.37 per Unit.
•	The exercise price of each share purchase Warrant has been reduced from $0.65 to $0.50.
•	The size of the Offering has been increased from up to 4,900,000 Units to up to 5,400,000 Units, which may be increased.

All other material terms of the previously announced Offering remain the same. Closing of the placement is anticipated to be on or about March 27, 2020 and is subject to market conditions and receipt of applicable regulatory approvals.

Fiscal 2019

At the end of Fiscal 2019, the Company had working capital of $1,748,508 including cash and cash equivalents of $912,214 compared to working capital of $4,356,589 including cash and cash equivalents of $5,080,580 at the end of Fiscal 2018. The decrease in working capital of $2,608,081 is mainly due to the cash balances used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $4,577,916 at the end of Fiscal 2019 compared to $1,434,882 at the end of Fiscal 2018 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca project. Other components of long-term liabilities relate to long-term portion of lease liabilities of $170,731, gold loan payable of $2,541,338 and derivative financial liabilities of $430,965.

On May 14, 2019, the Company entered into a secured gold loan agreement with Almadex which provides access to approximately $3 million, with only minor dilution to shareholders. With this additional cash, Management believes that the Company’s cash resources are sufficient to meet its minimum working capital for its next fiscal year.

Net cash used in operating activities during Fiscal 2019, was $1,892,325 (Fiscal 2018 - $1,919,921), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2019, was $3,751,770 (Fiscal 2018 - $18,171,752). Significant items include expenditures on exploration and evaluation assets of $3,324,173 (Fiscal 2018 - $9,674,048) mainly to complete the feasibility study and start its development activities in Mexico.

Net cash from financing activities during Fiscal 2019, was $1,475,729 (Fiscal 2018 - $8,837,719) as a result of net proceeds of gold in trust.

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business plans for the upcoming year. Management is sourcing project financing options to advance the Ixtaca project during its development stage.

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

Trend information

During the latter part of 2019, the prices of gold and silver began to firm up although not without sudden sharp moves both up and down. More significant price action really started after year end and continues at the time of writing with a general upward trend in the prices of both metals. Volatility is against a background of Central Banks lowering interest rates but with little room to lower them further. Countries around the world have accumulated massive debts even during good times and further stimulus from deficit spending seems far less effective than in the past. Consumers have accumulated a lot of debt because of low interest rates and the likelihood that more consumer spending can bail everything out appears low. The brutal fighting in Syria and the massive refugee exodus towards Europe along with civic unrest in many countries have shaken confidence in the ability of governments and international bodies to deal with crises.

Against this background, we now have the turmoil resulting from the progression of the COVID-19 Coronavirus pandemic crisis. It is impossible to say how far this may go, but the effects are already drastic. World trade is sharply down, oil prices are have collapsed and stock indexes are plunging. Situations where all these things are happening together are the classic reason for owning gold and silver as preservers of savings and value; nevertheless, even the values of precious metals and the securities of companies engaged in their exploration, development and production are not immune to the repercussions that have resulted from the crisis.

Because of difficult financial conditions around the world, mining exploration has suffered and much resource development (including Almaden’s) has been held up by opposition from local anti-development activists, with many supported by financing from wealthy groups and Non-Government Organizations (“NGO’s”) located primarily in developed nations in North America and Europe. In many cases this opposition is starting to be seen as unreasonable and against the interests of the local people as well as the countries themselves. Nevertheless, the demand and need for precious and other metals will continue to grow. The reserves of known deposits are being depleted and the need for replacement is rising. There are fewer advanced projects in the pipeline, and management anticipates that their value will come to be recognized by both investors and the jurisdictions where they occur.

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

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments effective April 1, 2017 through to March 31, 2022. The Company has government requirements in work and/or taxes to maintain claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company.

Table No. 4

Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$431,932	$191,512	$240,420	-	-

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each. Effective December 31, 2015, the Chairman’s contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each. The Chairman’s contract and the President’s contract were amended April 1, 2016 and further amended on January 1, 2019 to make their term indefinite. Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer (“CFO”) entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Vice President, Corporate Development (“VP”) entered into an Employment Agreement for an indefinite term. Effective January 1, 2016, the Chairman’s and President’s base salaries (“Base Salary”) were $240,000 and $265,000, respectively, and the CFO’s and VP’s Base Salaries were $185,000 and $175,000, respectively. Effective January 1, 2017, the Chairman’s, President’s, CFO’s and VP’s Base Salaries were $240,000, $305,000, $203,500 and $192,500, respectively. Under the Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd. the Company provides management services to Azucar and Almadex. Azucar compensates the Company 40% (2018 – 30%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 20% (2018 – 20%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 60% (2018 – 50%) of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

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

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained; and
o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plan and equipment and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists the directors of the Company as of March 26, 2020. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada.

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin	79	February 1, 2002(4)
John D. McCleary(2)(3)	79	February 1, 2002(4)
Morgan Poliquin	48	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	74	February 1, 2002(4)
Mark T. Brown (1)(3)	51	May 30, 2011
William J. Worrall(1)(2)(3)	87	May 7, 2013
Elaine Ellingham(5)	61	February 27, 2018

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

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996, and Gerald G. Carlson since July 1998.

Table No. 6 lists the Executive Officers of the Company as of March 26, 2020. The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents and citizens of Canada with the exception of Laurence Morris, who is a resident of Nicaragua and citizen of the United Kingdom.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	79	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	48	March 1, 2007
Korm Trieu	Chief Financial Officer	54	May 30, 2011
Douglas McDonald	Vice-President, Corporate Development	51	September 22, 2014
Laurence Morris	Vice-President, Operations & Projects	66	April 30, 2018
John A. Thomas	Vice-President, Project Development	72	September 9, 2019

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

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 45 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College. He is President, CEO and a director of Pacific Ridge Exploration Ltd., a gold and zinc exploration company listed on the TSX-V. He is a Fellow of the Society of Economic Geologists, a member of Engineers and Geoscientists BC, Engineers Yukon and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company.

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990. Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants. From 1994 to 1997, he was the controller of two TSE (now TSX) 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually. At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company. He also serves as a Director of Alianza Minerals Ltd. and Avrupa Minerals Ltd., both mineral exploration companies listed on the TSX-V. Mr. Brown also serves as a Director, President, or Chief Financial Officer of the following companies:

a.	Director - Strategem Capital Corp., an investment issuer listed on the TSX-V.
b.	Director – Azucar Minerals Ltd., an exploration company listed on the TSX-V.
c.	Director - Almadex Minerals Ltd., an exploration company listed on the TSX-V.
d.	Director – East West Petroleum Corp., an oil and gas company listed on the TSX-V.
e.	Chief Executive Officer and Director – Mich Resources, an exploration company listed on the CSE.
f.	Chief Financial Officer - Adamera Minerals Corp., an exploration company listed on the TSX-V.
g.	Chief Financial Officer – Redstar Gold Corp., an exploration company listed on the TSX-V.
h.	Chief Financial Officer – Orestone Mining Corp., an exploration company listed on the TSX-V.
i.	Director – Mountain Boy Minerals Ltd., an exploration company listed on the TSX-V.

Mr. Brown was formerly a director of Ascent Industries Corp. (formerly Paget Minerals Ltd.), a company listed on the Canadian Securities Exchange, until February 13, 2019. On March 1, 2019, Ascent industries Corp. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). On April 5, 2019, Ascent sold its Canadian Assets, repaid all liabilities, and has excess cash on hand such that it expects to be discharged from the CCAA process.

Mr. Brown was formerly a director of Sutter Gold Mining Inc. (“SGM”) until May 21, 2019. On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018. SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order. On May 17, 2019, pursuant to an order of the Supreme Court of British Columbia, a receiver was appointed for SGM in order to sell all the assets of SGM and repay the lender.

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

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, having held senior positions in several mining companies. Ms. Ellingham serves as President of Ellingham Consulting, an independent consulting firm providing corporate advisory services. She spent eight years with the Toronto Stock Exchange serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Alamos Gold Inc., Blue Thunder Mining Inc. and the Prospectors and Developers Association of Canada. Ms. Ellingham spends less than 5% of her time on the affairs of the Company.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar Minerals Ltd. and Almadex Minerals Ltd. of which he is also the Chief Financial Officer.

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

Laurence Morris is a mining engineer and geologist with more than 35 years of experience in the metals and mining business. Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries. From 2015 to 2017, Mr. Morris was the Mine Manager for First Quantum Minerals at their US$5.5 billion Cobre Panama project, where he was responsible for transitioning the project from a greenfields site to an operating mine, including mine planning, mining team assembly and training, setting up operating procedures and technical services. Prior to this Mr. Morris held several key positions including Vice President of Operations for Minefinders Corporation Ltd. from 2010 to 2013. In that position, he oversaw all aspects of development, mining operations, exploration activities and resource management at the Dolores mine in Mexico. Prior to joining Minefinders in 2010, Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania. Mr. Morris holds an Honours Bachelor of Science in Geology from the University of Sheffield. He is a Fellow of the Institute of Materials, Minerals and Mining (IOM3), a voluntary director of the IOM3’s Minerals Technology Division, and an active writer on mining and environmental matters. He is a registered project manager and a member of the Association of Project Management.

John A. Thomas is a professional engineer, who holds a BSc, an MSc and a PhD in chemical engineering from the University of Manchester in the United Kingdom. He also received a diploma in accounting and finance from the U.K. Association of Certified Accountants. He has over 45 years of experience in the mining industry, including both base metal and precious metal projects in several countries including Brazil, Venezuela, Costa Rica, Russia, Kazakhstan, Canada and Zambia. His experience covers a wide range of activities in the mining industry from process development, management of feasibility studies, engineering and management of construction, and operation of mines. He served as VP Projects for Atlantic Gold for six years during which time he acted as a Qualified Person under NI 43-101 for the construction of the Moose River Consolidated Mine.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

During Fiscal 2019, the Chairman was remunerated at his base salary of $240,000 per annum, of which he has agreed to defer payment of $64,000, and the Chief Executive Officer was remunerated at his base salary of $335,000 per annum. The Chief Executive Officer’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Effective December 31, 2015, the Hawk Mountain Resources Ltd. contract was terminated by mutual consent with the Company and the Chairman entered into a new employment contract directly with the Company. The new employment contract includes a base salary of $240,000 per annum and has an effective date of January 1, 2016. It has an initial two-year term and is renewable for two additional successive terms of 24 months each (the “Extended Term”) ending December 31, 2021. On January 1, 2019, both the Chief Executive Officer’s and Chairman’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite.

During Fiscal 2019, the Chief Financial Officer (“CFO”) and the Vice President, Corporate Development (“VPCD”) were remunerated at their base salary of $225,000 CAD and $212,000 CAD, respectively. Each of the CFO’s and VPCD’s employment agreements have indefinite terms. The Vice President, Operations & Projects and Vice President, Project Development were compensated at an annual fee of $178,330 USD and monthly fees of $10,000 CAD, respectively.

Under Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd., the Company provides management services to Azucar and Almadex. Azucar compensates the Company 40% (2018 – 30%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 20% (2018 – 20%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 60% (2018 – 50%) of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

All non-management Directors are to be compensated $12,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee are to be compensated $5,000 yearly, effective January 1, 2017. The Compensation Committee also recommended that, with respect to Director stock options, up to 400,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 7 below, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2019 was $751,291 (Fiscal 2018 - $1,022,079) after recovery by the Company of 60% (2018 - 50%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 7

Summary Compensation Table

					Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name and	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
						(#)
Duane Poliquin	2019(1)(2)	$96,000(10)	Nil	Nil	Nil	565,000	Nil	Nil
Chairman of the Board &	2018(1)(2)	$138,194	Nil	Nil	Nil	650,000	Nil	Nil
Director	2017(1)	$168,000	Nil	Nil	Nil	715,000	Nil	Nil
Morgan Poliquin	2019(1)(2)	$134,000	Nil	Nil	Nil	1,065,000	Nil	Nil
President, Chief Executive	2018(1)(2)	$192,895	$66,250	Nil	Nil	1,000,000	Nil	Nil
Officer & Director	2017(1)	$213,500	$85,400	Nil	Nil	1,365,000	Nil	Nil
Jack McCleary	2019	Nil	Nil	Nil	Nil	232,000	Nil	$17,0000(3)(5)
Director	2018	Nil	Nil	Nil	Nil	218,000	Nil	$17,0000(3)(5)
	2017	Nil	Nil	Nil	Nil	332,000	Nil	$17,0000(3)(5)
Gerald G. Carlson	2019	Nil	Nil	Nil	Nil	240,000	Nil	$12,000(3)
Director	2018	Nil	Nil	Nil	Nil	172,000	Nil	$12,000(3)
	2017	Nil	Nil	Nil	Nil	290,000	Nil	$12,000(3)
Mark T. Brown	2019	Nil	Nil	Nil	Nil	282,000	Nil	$17,000(3)(4)
Director	2018	Nil	Nil	Nil	Nil	68,000	Nil	$17,000(3)(4)
	2017	Nil	Nil	Nil	Nil	457,000	Nil	$17,000(3)(4)
William J. Worrall	2019	Nil	Nil	Nil	Nil	115,000	Nil	$12,000(3)
Director	2018	Nil	Nil	Nil	Nil	285,000	Nil	$12,000(3)
	2017	Nil	Nil	Nil	Nil	215,000	Nil	$12,000(3)
David Strang(6)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2018	Nil	Nil	Nil	Nil	Nil	Nil	$12,000(3)
	2017	Nil	Nil	Nil	Nil	100,000	Nil	$12,000(3)
Elaine Ellingham(7)	2019	Nil	Nil	Nil	Nil	Nil	Nil	$12,000(3)
Director	2018	Nil	Nil	Nil	Nil	400,000	Nil	Nil
Korm Trieu	2019(1)(2)	$90,000	Nil	Nil	Nil	240,000	Nil	Nil
Chief Financial Officer	2018(1)(2)	$129,556	$27,750	Nil	Nil	255,000	Nil	Nil
	2017(1)	$142,450	$35,613	Nil	Nil	290,000	Nil	Nil
Douglas McDonald	2019(1)(2)	$84,800	Nil	Nil	Nil	175,000	Nil	Nil
Vice President, Corporate	2018(1)(2)	$122,071	$28,875	Nil	Nil	200,000	Nil	Nil
Development	2017(1)	$134,750	$33,688	Nil	Nil	275,000	Nil	Nil
Laurence Morris(8)	2019	$236,491	Nil	Nil	Nil	Nil	Nil	Nil
Vice President, Operations & Projects	2018	$246,488	Nil	Nil	Nil	300,000	Nil	Nil
John A. Thomas (9)	2019	$40,000	Nil	Nil	Nil	300,000	Nil	Nil
Vice President, Project Development
(1)	Azucar has compensated the Company, from August 1, 2015 to December 31, 2018, 30% and, during Fiscal 2019, 40% of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 30% or 40% from Azucar.
(2)	Effective May 18, 2018, Almadex has compensated the Company 20% of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 20% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chairman’s fees.
(5)	Compensation Committee Chairman’s fees.
(6)	David Strang commenced as a Director of the Company effective August 8, 2016 and resigned effective June 27, 2018.
(7)	Elaine Ellingham commenced as a Director of the Company effective February 27, 2018.
(8)	Laurence Morris commenced as Vice President, Operations & Projects effective April 30, 2018 and pursuant to his Independent Contractor Agreement dated January 15, 2018 is compensated at an annual fee of $178,330 USD during 2019 and $187,497 USD during 2018.
(9)	John A. Thomas commenced as Vice President, Project Development effective September 9, 2019 and pursuant to his Independent Contractor Agreement dated July 1, 2019 is compensated at a rate of $10,000 per month.
(10)	Duane Poliquin has agreed to defer payment to him of $64,000 of this amount.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chairman

The Company entered into a new Executive Employment Contract dated January 1, 2016, as amended by Amending Agreement dated April 1, 2016 and Second Amending Agreement made January 1, 2019 (the “DP Agreement”) between the Company and Duane Poliquin (the “Executive” under the DP Agreement) which replaces an expired Executive Compensation Contract dated January 29, 2013 (the “HMR Agreement”) between the Company and Hawk Mountain Resources Ltd. (“Management Company”), a private company of which Duane Poliquin (the “Executive” under the HMR Agreement) is a shareholder, which was terminated by mutual agreement on December 31, 2015. The DP Agreement will terminate or may be terminated for any one of the following reasons:

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

Termination Following Change in Control

A Change of Control means the occurrence of any of the following events:

a.	any Person acquiring fifty percent (50%) or more of the issued and outstanding shares of the Company; or
b.	any Person acquiring all or substantially all of the assets of the Company, provided that for the purposes of the applicable section of the LM Agreement, "Person" means a third party that is operating at arm's length from Contractor. For greater certainty, "Person" shall not include any person, partnership, corporation or other entity with which Contractor is involved directly or indirectly as principal, agent, shareholder of more than 2% of such entity’s voting securities, officer, employee or in any other manner whatsoever.

If a Change of Control occurs and (i) thereafter the Company terminates Contractor’s engagement under the LM Agreement otherwise than for cause or (ii) Contractor elects to terminate his engagement under the LM Agreement by notifying the Company of such election in writing within ten (10) calendar days after the occurrence of a Change of Control, Contractor’s engagement shall immediately terminate and the Company shall provide Contractor with a payment equivalent to two (2x) times the Contractor’s Annual Fee, payable, at the Company’s discretion, either in one lump sum within five (5) business days from the effective date of termination of Contractor’s engagement under the LM Agreement or in two or more equal instalments over the three (3) months period commencing on the effective date of termination of Contractor’s engagement under the LM Agreement, with the first such instalment payable within five (5) business days from the effective date of termination of Contractor’s engagement under the LM Agreement, and upon Contractor’s receipt of such lump sum payment or the last instalment payment, the LM Agreement shall terminate.

(6)	Vice President, Project Development

The Independent Contractor Agreement dated July 1, 2019 (the “JT Agreement”) between the Company and John A. Thomas (the “Contractor” under the JT Agreement) may be terminated for any one of the following reasons:

a.	by Contractor, at any time, without cause or reason, upon 30 days written notice to the Company;
b.	by the Company, for cause, at any time in the event of a failure by Contractor to comply with any of the provisions of the JT Agreement, including, without limitation, a persistent failure on the part of Contractor to follow the directions of the Board or CEO or any act of gross negligence or wilful misconduct on the part of Contractor, where the Company has communicated such failure to Contractor and a reasonable opportunity to cure the failure has been provided, or by the Company immediately upon the death or incapacity of Contractor or upon Contractor no longer being qualified, under applicable corporate or securities laws or stock exchange requirements, to be the Vice-President, Project Development of the Company;
c.	by Contractor, for cause, at any time in the event of a failure by the Company to comply with any of the provisions of the JT Agreement, where such failure has been communicated to the Company and a reasonable opportunity to cure the failure has been provided; or
d.	by the Company, at any time, without cause or reason, upon 30 days written notice to Contractor;

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2019, Fiscal 2018 and Fiscal 2017 vested on the date granted. Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 26, 2020 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin	500,000	0.98	06/08/2020
Chairman of the Board & Director	150,000 / 50,000	1.25 / 0.79	09/30/2020
	100,000	0.86	12/13/2020
	100,000	0.69	05/06/2021
	300,000	0.80	07/07/2021
	165,000	0.90	09/16/2021
Morgan Poliquin	500,000	1.53	04/30/2020
President, Director &	700,000	0.98	06/08/2020
Chief Executive Officer	200,000	1.25	09/30/2020
	300,000	0.86	12/13/2020
	250,000	0.84	02/07/2021
	500,000	0.80	07/07/2021
	315,000	0.90	09/16/2021
	375,000	0.47	03/04/2022
Jack McCleary	100,000	0.98	06/08/2020
Director	68,000 / 100,000 / 50,000	0.83 / 1.25 / 0.79	09/30/2020
	232,000	0.69	05/06/2021
Gerald G. Carlson	50,000	0.98	06/08/2020
Director	100,000 / 50,000	1.25 / 0.79	09/30/2020
	72,000	0.86	12/13/2020
	50,000	0.84	02/07/2021
	25,000	0.69	05/06/2021
	50,000	0.80	07/07/2021
	115,000	0.90	09/16/2021
Mark T. Brown	100,000	1.14	04/30/2020
Director	50,000	0.98	06/08/2020
	100,000 / 18,000	1.25 / 0.83	09/30/2020
	25,000	0.84	02/07/2021
	25,000	0.69	05/06/2021
	117,000	0.80	07/07/2021
	115,000	0.90	09/16/2021
William J. Worrall	250,000	0.98	06/08/2020
Director	5,000 / 100,000	0.83 / 1.25	09/30/2020
	30,000	0.86	12/13/2020
	115,000	0.90	09/16/2021
Elaine Ellingham	400,000	1.08	03/29/2021
Director	100,000	0.47	03/04/2022
Korm Trieu	75,000	1.03	04/10/2020
Chief Financial Officer	150,000	0.98	06/08/2020
	100,000	1.25	09/30/2020
	30,000	0.86	12/13/2020
	50,000 / 75,000	0.84 / 0.80	02/07/2021
	115,000	0.90	09/16/2021
	250,000	0.47	03/04/2022
Douglas McDonald	20,000	0.98	06/08/2020
Vice President, Corporate Development	100,000	1.25	09/30/2020
	180,000	0.86	12/13/2020
	75,000	0.69	05/06/2021
	100,000	0.90	09/16/2021
	250,000	0.47	03/04/2022
Laurence Morris	300,000	1.11	02/07/2021
Vice President, Operations & Projects
John A. Thomas	50,000	0.84	02/07/2021
Vice President, Project Development	100,000	0.69	05/06/2021
	150,000	1.01	08/13/2021
Total Directors/Officers (11 persons)	9,287,000
Total Employees/Consultants (12 persons)	1,850,000
Total Directors/Officers/Employees/Consultants	11,137,000

No funds were set aside or accrued by the Company during Fiscal 2019 to provide pension, retirement or similar benefits for directors or executive officers.

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

Vice President, Operations & Projects

Reports to:

The CEO of the Company

Responsibilities:

The Vice President, Operations & Projects is responsible for:

-	Planning and managing the operations of the Ixtaca Project;
-	Developing and overseeing the implementation of all required project execution systems and procedures including project controls, procurement of contracts, engineering construction, quality assurance and quality control;
-	Ensuring the project objectives, scope and plan are well defined and understood by the project team and stakeholders;
-	Ensuring the compliance with health, safety, environmental and community regulations and corporate standards;
-	Developing and recommending production strategies, together with capital budget and operating budget requirements to optimize short and long-range production capabilities while minimizing exposure to economic and environmental risk;
-	Overseeing all site activities, site services, construction, pre-commissioning and commissioning;
-	Assisting the CEO in preparing and presenting to investors, the executive team and the Board;

The Vice President, Operations & Projects shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Operations & Projects shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

Vice President, Project Development

Reports to:

The CEO of the Company

Responsibilities:

The Vice President, Project Development is responsible for:

-	Planning and managing the construction of the Ixtaca Project;
-	Developing and overseeing the implementation of all required project execution systems and procedures including project controls, procurement of contracts, engineering construction, quality assurance and quality control;
-	Ensuring the project objectives, scope and plan are well defined and understood by the project team and stakeholders;
-	Ensuring the compliance with health, safety, environmental and community regulations and corporate standards;
-	Developing and recommending production strategies, together with capital budget and operating budget requirements to optimize short and long-range production capabilities while minimizing exposure to economic and environmental risk;
-	Overseeing all site activities, site services, construction, pre-commissioning and commissioning;
-	Assisting the CEO in preparing and presenting to investors, the executive team and the Board;

The Vice President, Project Development shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Operations & Projects shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

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

In the Fiscal year ended December 31, 2019 there were seven (7) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	7
Morgan Poliquin	7
Jack McCleary	7
Gerald G. Carlson	7
Mark T. Brown	7
William J. Worrall	7
Elaine Ellingham	7

The Chairman is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2019, seven (7) meetings of the independent Board members were convened.

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

Composition of the Board

The guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as “independent” directors.

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE American Company Guide Rules. The current Board is composed of seven members. The Board has determined that a majority of directors, namely 5 directors, are independent - Jack McCleary, Gerald Carlson, William J. Worrall, Elaine Ellingham and Mark T. Brown. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chairman and Chief Executive Officer/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian Securities Administrators’ National Instrument NI 52-110 - Audit Committees (“NI 15-110”) and NYSE American Exchange Company Guide Rules.

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

Board Committees

The Board currently has three committees - the Audit Committee, the Nomination and Corporate Governance Committee and the Compensation Committee. Each member of each committee is an independent director. Each committee is responsible for determining its own rules of procedure and may, from time to time, develop written descriptions for the responsibilities of the chair of such committee. No written position descriptions have yet been developed.

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

Audit Committee

The full text of the initial Audit Committee Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004. After review, the Charter was altered to more properly define the functions of the Audit Committee. The revised Audit Committee Charter is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

The members of the Audit Committee are Messrs. Mark T. Brown, William J. Worrall and Gerald G. Carlson, all of whom are independent (on the basis determined as set forth above) and “financially literate” within the meaning of NI 52-110, in that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The members of the Audit Committee have the respective education and experience set out below that is relevant to the performance of such member’s responsibilities as an Audit Committee member:

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s Degree in Commerce from the University of British Columbia. Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants. Mr. Brown has extensive business and financial experience, has served as a director of a number of other publicly traded companies over the past 20 years, and currently serves as a director or Chief Financial Officer of eight other publicly traded companies.

William J. Worrall is a retired lawyer who holds a Bachelor of Laws Degree from the University of British Columbia. Before he retired, Mr. Worrall practiced law for over 55 years primarily in the areas of securities, national and transnational corporate and commercial transactions, including mergers and acquisitions, with emphasis on junior resource companies engaged in mining and oil and gas exploration and development. Mr. Worrall is also a director of two other publicly traded companies.

Gerald G. Carlson holds a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College. He is President, CEO and a director of a publicly traded company listed on the TSX-V and a director of a publicly traded company listed on the CSE. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), Director and past President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of Engineers and Geoscientists BC, Engineers Yukon and the Canadian Institute of Mining, Metallurgy & Petroleum.

The Audit Committee met four (4) times during Fiscal 2019.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Jack McCleary, William Worrall and Gerald Carlson. The Nominating and Corporate Governance Committee met seven (7) time during Fiscal 2019. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 20-F Annual Report filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Jack McCleary, William Worrall, Mark T. Brown and Gerald Carlson. The Compensation Committee met seven (7) times during Fiscal 2019 with Jack McCleary, Mark T. Brown, Gerald Carlson and William Worrall attending all seven (7) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 20-F Annual Report filed with the Commission on March 30, 2006.

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Form 20-F Annual Report, one of the Company’s directors (representing 14.3% of the Company’s seven directors) is and none of the Company’s executive officers are women.

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

Employees

As of December 31, 2019, the Company operated with nine people in Canada, of which six are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

Table No. 10 lists, as of March 26, 2020, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,018,146(1)(12)	3.55%
Common	Morgan Poliquin	4,867,422(2)(12)	4.24%
Common	Jack McCleary	767,711(3)	0.68%
Common	Gerald G. Carlson	603,306(4)	0.54%
Common	Mark T. Brown	575,000(5)	0.51%
Common	William J. Worrall	558,366(6)	0.50%
Common	Korm Trieu	897,144(7)	0.80%
Common	Doug McDonald	828,719(8)	0.74%
Common	Elaine Ellingham	537,500(9)	0.48%
Common	Laurence Morris	300,000(10)	0.27%
Common	John A. Thomas	300,000(11)	0.27%
	Total Directors/Officers	14,253,314	12.57%
(1)	Of these shares 1,365,000 represent currently exercisable stock options.
(2)	Of these shares 3,140,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 550,000 represent currently exercisable stock options. 38,500 of these shares are held indirectly by Connemara Resource Ventures Ltd., a company owned by Mr. McCleary.
(4)	Of these shares 512,000 represent currently exercisable stock options.
(5)	Of these shares 550,000 represent currently exercisable stock options.
(6)	Of these shares 500,000 represent currently exercisable stock options.
(7)	Of these shares 845,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(8)	Of these shares, 725,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(9)	Of these shares 500,000 represent currently exercisable stock options, 12,500 represent currently exercisable warrants.
(10)	Of these shares 300,000 represent currently exercisable stock options.
(11)	Of these shares 300,000 represent currently exercisable stock options.
(12)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.

*Based on 111,726,719 shares outstanding as of March 26, 2020 and stock options and warrants held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 11 lists, as of March 26, 2020, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,018,146(1)(3)	3.55%
Common	Morgan Poliquin	4,867,422(2)(3)	4.24%
(1)	Of these shares 1,365,000 represent currently exercisable stock options.
(2)	Of these shares 3,140,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this 20-F Annual Report), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares.

*Based on 111,726,719 shares outstanding as of March 26, 2020 and stock options and warrants held by each beneficial owner.

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

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President, Operations and Projects, and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 40% (2018 – 30%, 2017 – 30%) of executive officer compensation from Azucar and 20% (2018 – 20%) of executive officer compensation from Almadex:

	February 29, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Salaries, fees and benefits	$31,867	$681,291	$952,079	$813,400
Share-based payments	-	768,020	1,090,540	2,216,170
Directors’ fees	-	70,000	70,000	70,000
	$31,867	$1,519,311	$2,112,619	$3,099,570

(b)	Administrative Services Agreements

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to the administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative services agreement between the Company and Almadex.

During the year ended December 31, 2019, the Company received $639,320 (2018 - $542,657; 2017 - $499,798) from Azucar for administrative services fees included in other income and received $320,093 (2018 - $243,260; 2017 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2019, included in accounts receivable is $61,873 (2018 - $170,181) due from Azucar and $34,296 (December 31, 2018 - $116,268) due from Almadex in relation to expenses recoveries.

At December 31, 2019, the Company accrued $133,498 (2018 - $37,533) payable to Almadex for drilling equipment rental services in Mexico.

(c)       Other related party transactions

During the year ended December 31, 2019, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2018 - $48,800; 2017 - $43,800) for marketing and administrative services provided to the Company.

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

Legal Proceedings

As disclosed in the Company’s press releases dated April 15, 2019 and February 27, 2020, the Company’s Original Concessions (see definition below) are subject to legal proceedings (the “Amparo”). On April 7, 2015, the Ejido Tecoltemi filed the Amparo against Mexican mining authorities claiming that Mexico’s mineral title system is unconstitutional because indigenous consultation is not required before the granting of mineral title. Almaden’s two original mining concessions covering the Ixtaca project (the “Original Concessions”) (Figure 1) are the subject matter of the Amparo. The Original Concessions cover Almaden’s Ixtaca project and certain endowed lands of the Ejido (the “Ejido Lands”). The Ejido Lands overlap approximately 330 Ha of the far southeastern corner of the Original Concessions and are not considered material to Almaden.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Original Concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation can be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior Court has accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo, and these appeals are in the process of being studied for resolution.

Figure 1: Original Concessions. Ixtaca environmental and social impact areas, and Ejido Lands

Shortly after the Amparo was filed, the lower court ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

Mineral tenure over the Ejido Lands is not material to Almaden. The Ejido Lands do not overlap the Ixtaca project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca project and the Company does not need to travel though the Ejido Lands to access the Ixtaca project.

In the event the provisional lower court Amparo decision becomes final, this would result in amendments to Mexican mining law and could suggest that all mineral claims granted in Mexico since 2001 are unconstitutional. In Almaden’s case, the Original Concessions (see Figure 1) would be deemed to be illegal but the mineral rights over that land would be held for Almaden until such time as indigenous consultation can be completed. However, given that Almaden has no interest in conducting work on the Ejido Lands, it is unclear over what area indigenous consultation would occur. We note that none of the communities located within the New Concessions (see Figure 3 below) or within the Ixtaca project’s area of social impact are party to the Amparo. Moreover, the surface area of the proposed Ixtaca project is covered by private property.

Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) (see Figure 2) and then voluntarily cancelled the Overlapping Concessions (see Figure 3 – which shows only the “New Concessions”). The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a Court Order.

Figure 2: New and overlapping concessions	Figure 3: New Concessions.

In June 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the court order leading to the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and sent the ruling to the court hearing the Amparo.

On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions are left without effect, and the Original Concessions are in full force and effect (the “December Communication”).

On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled.

On June 10, 2019, Almaden’s subsidiary appealed the December Communication, and subsequent cancellation of the New Concessions. On September 26, 2019, the lower court refused to hear the appeal, but on October 14, 2019, a higher court agreed to hear the appeal.

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records currently reflect the position that the Original Concessions (the subject matter of the Amparo) are active and owned by Almaden (through its Mexican subsidiary) and the New Concessions are left without effect. It should be noted that the Mexican mining authorities also have indicated in the December 2019 Certificates that their position is subject to the final resolution of the Amparo.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden believes that the December Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel has advised it that the December Communication has no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December Communication is dated December 21, 2018, the Company first became aware of it in May, 2019 through a review of court documents.

Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca project. As noted above those claims are subject to the Amparo.

Although the Company is challenging this change to its mineral tenure, the Original Concessions provide Almaden with the same exploration and mining rights over the Company’s Ixtaca project as the New Concessions.

Almaden’s two appeals to this change in mineral tenure are based on Mexican legal advice that it cannot be forced to own mineral rights it has formally dropped. The Mexican legal advice is that the New Concessions remain in full force and effect. Almaden continues to file taxes and assessment reports on the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions. Almaden believes that it has a strong legal basis for its appeals.

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

Item 9. Offer and Listing of Securities

The Company's common shares trade on The Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada having the symbol "AMM,” and on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

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

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Year Ended	High	Low
12/31/2019	$0.90	$0.43
12/31/2018	1.05	0.48
12/31/2017	1.75	0.71
12/31/2016	1.88	0.50
12/31/2015	1.27	0.48

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Year Ended	High	Low
12/31/2019	$1.19	$0.57
12/31/2018	1.35	0.63
12/31/2017	2.33	0.92
12/31/2016	2.44	0.73
12/31/2015	1.57	0.65

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE American for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Quarter Ended	High	Low
12/31/2019	$0.76	$0.43
09/30/2019	0.82	0.58
06/30/2019	0.68	0.43
03/31/2019	0.90	0.56
12/31/2018	0.69	0.48
09/30/2018	0.75	0.56
06/30/2018	0.87	0.70
03/31/2018	1.05	0.78

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Quarter Ended	High	Low
12/31/2019	$1.00	$0.58
09/30/2019	1.10	0.76
06/30/2019	0.89	0.57
03/31/2019	1.19	0.76
12/31/2018	0.91	0.63
09/30/2018	0.98	0.74
06/30/2018	1.10	0.91
03/31/2018	1.35	1.03

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on NYSE American for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common stock on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Month Ended	High	Low
02/29/2020	$0.50	$0.28
01/31/2020	0.61	0.49
12/31/2019	0.62	0.47
11/30/2019	0.55	0.43
10/31/2019	0.76	0.48
09/30/2019	0.78	0.61

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Month Ended	High	Low
02/29/2020	$0.70	$0.38
01/31/2020	0.79	0.64
12/31/2019	0.79	0.63
11/30/2019	0.70	0.58
10/31/2019	1.00	0.60
09/30/2019	1.03	0.82

The closing price of the Company’s common stock was $0.28 (US$) on the NYSE American and $0.38 (C$) on TSX on February 29, 2020.

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

On February 29, 2020, the shareholders' list for the Company’s common shares showed 220 registered shareholders, including depositories, and 111,726,719 shares outstanding. 182 of these registered shareholders are U.S. residents, owning 22,930,795 shares representing 20% of the issued and outstanding shares of common stock. 28 of these registered shareholders are Canadian residents, owning 86,948,055 shares representing 78% of the issued and outstanding shares of common stock. 10 of these registered shareholders are of other countries, owning 1,847,869 shares representing 2% of the issued and outstanding shares of common stock.

Table No. 18 lists changes, if any, in issued shares to March 26, 2020:

Table No. 18

Shares Issued to March 26, 2020

Number
Balance, December 31, 2019	111,726,719
Balance, March 26, 2020	111,726,719

Item 10. Additional Information

Flow-Through Common Shares

Flow-through common shares differ from other common shares in one aspect only, namely the tax benefits connected with qualified mineral exploration expenditures in Canada associated with the funds raised through the sale of flow through shares flow-through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. These tax benefits are available only to shareholders residing in Canada who is subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed. Shareholders residing in the U.S. and other non-Canadian shareholders receive no tax benefits through the purchase of flow-through shares.

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares. There were no flow-through shares issued in Fiscal 2019, Fiscal 2018 or Fiscal 2017. In Fiscal 2011, the Company issued 100,000 flow-through shares.

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

A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by their office from contracting with the Company. A director or such director’s firm may act in a professional capacity for the Company and a director or such director’s firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any company or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by the director from such other company or firm unless the Company in general meeting directs otherwise.

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

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

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

The Directors may by resolution make any changes in the authorized share structure as may be permitted under Section 54 of the BCBCA, and may by resolution make or authorize the making of any alterations to the Articles and the Notice of Articles as may be required by such changes.

The Company may by ordinary resolution, create or vary special rights and restrictions as provided in Section 58 of the BCBCA. No alteration will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting under the BCBCA nor more than 6 months from its preceding fiscal year end under the policies of the Toronto Stock Exchange) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the BCBCA.

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

The full text of the Amended Multiple Voting Policy is an exhibit to 2017 20-F Annual Report filed with the Commission on March 29, 2018.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this Annual Report on Form 20-F.

1. Executive Compensation Contract dated effective as of January 29, 2013 as amended by Amending Agreement dated April 1, 2016 and Second Amending Agreement dated January 1, 2019 between the Company and Morgan Poliquin (“M. Poliquin”) whereby M. Poliquin agrees to provide the services of President and Chief Executive Officer for an indefinite term for remuneration of $265,000 per annum. The full text of the Executive Compensation Contract is filed as an exhibit to the 2012 20-F Annual Report with the Commission on March 28, 2013, of the Amending Agreement filed as an exhibit to the 2016 20-F Annual Report with the Commission on March 30, 2017 and of the Second Amending Agreement dated January 1, 2019 as filed as an exhibit to the fiscal 2018 20-F Annual Report with the Commission of March 15, 2019.

2. Administrative Services Agreement between the Company and Almadex Minerals Ltd. (“Almadex”) dated March 29, 2018 (the “Agreement”). Under the Agreement, the Company provides management services to Almadex as the sole and exclusive manager, including the authority to manage the assets, operations, business, and administrative affairs of Almadex. Almadex compensates the Company 20% of the Company’s actual monthly cost of rent for any shared facilities, and 20% of any shared personnels’ fees and/or wages. Almadex also pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex. The Agreement has an initial 5-year term, with subsequent automatic 1 year renewals unless terminated pursuant to the terms permitted under the Agreement and includes a Change of Control clause. If either party is subject to Change of Control during the term of the Agreement, the Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement. “Change of Control” means the date upon which, without the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target. The full text of the Administrative Services Agreement is filed as an exhibit to the 2018 20-F Annual Report with the Commission on March 15, 2019.

3. Executive Employment Contract dated effective as of January 1, 2016 as amended on April 1, 2016 and Second Amending Agreement dated January 1, 2019 between the Company and Duane Poliquin to serve as Executive Chairman for an indefinite term, for remuneration of $240,000 per annum. The full text of the Executive Compensation Contract is filed as an exhibit to the 2015 20-F Annual Report with the Commission on March 31, 2016; of the Amending Agreement is filed as an exhibit to the 2016 20-F Annual Report with the Commission on March 30, 2017; and of the Second Amending Agreement dated January 1, 2019 is filed as an exhibit to the 2018 20-F Annual Report.

4. Gold Loan Agreement dated as of May 14, 2019 between the Company (the “Borrower”) and Almadex Minerals Ltd. (the “Lender”). Almaden may borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, the Lender will sell the requested gold and send the proceeds in US dollars to the borrower. Interest will be at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2024, but may be extended to March 31, 2026 upon written notice from Borrower to Lender. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of the Lender. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory Prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca project begins commercial production. The full text of the Gold Loan Agreement is filed as an exhibit to the this 20-F Annual Report.

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

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Unless the distribution constitutes “qualified dividend income” as defined in Section 1(h)(11), dividend income will be taxed at marginal tax rates applicable to ordinary income.

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

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign companies. U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of PFIC shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares. The elections available to U.S. shareholders of a PFIC are made on a shareholder-by-shareholder basis, and U.S. shareholders should consult with tax advisors as soon as possible to determine the what election, if any, such U.S. shareholder should make. The timing for making such election can have consequences on the U.S. shareholders tax position with respect to its ownership in a PFIC.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of stock entitled to vote or more than 50% of the total value of the stock of the Company is owned, directly, indirectly or constructively, by U.S. Holders, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock or 10% or more of the total value of all classes of stock of the Company (“10% U.S. Holders”), the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would effect many complex results, one of which requires such 10% U.S. Holders to include in their current income their pro rata share of (i) Subpart F income of the CFC, (ii) the CFC’s earnings from certain investments in U.S. property, (iii) global intangible low-taxed income (“GILTI), and (iv) base erosion minimum tax amounts for certain 10% U.S. Holders with sufficient gross receipts that make deductible payments to related foreign parties in tax years after December 31. 2018. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a 10% U.S. Holder at any time during the five-year period ending with the sale or exchange will be treated as dividend income to the extent of earnings and profits of the Company (accumulated only while the shares were held by the 10% U.S. Holder and while the Company was a CFC attributable to the shares sold or exchanged. Certain U.S. corporations that are 10% U.S. Holders may be entitled to a dividend received deduction for the foreign source portion of dividends received from the Company as discussed above.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $159,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $4,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $9,000.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2019. This evaluation was conducted under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Table No. 19

Principal Accountant Fees

	December 31, 2019	December 31, 2018
Audit fees	$40,000	$38,000
Audit-related fees	20,469	2,800
Tax fees	-	-
All other fees	-	-

Fiscal 2019 and Fiscal 2018 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

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

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 26, 2020

Consolidated statements of financial position at December 31, 2019 and 2018

Consolidated statements of comprehensive loss for the years ended December 31, 2019, 2018 and 2017

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017

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
4.2

Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd. - Incorporated by reference to the Form 6-K and filed with the Commission on June 20, 2013.
4.4

Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.
4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.
4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.
4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. and filed with the Commission on March 31, 2016.
4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.
4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016 and filed with the Commission on March 31, 2016.
4.11	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.
4.12	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.
4.13	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.14	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.15	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018 and filed with the Commission on March 15, 2019.
4.16	Gold Loan Agreement between the Company and Almadex Minerals Ltd. dated effective May 14th, 2019.

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
11.1	Nominating and Corporate Governance Committee-Duties and Responsibility
11.2	Compensation Committee-Responsibilities and Duties
11.3	Code of Business Ethics
11.4	Code of Business Conduct and Ethics for Directors
11.5	Communications Policy
11.6	Securities Trading Policy
11.7	Whistleblower Policy
11.8	Privacy Policy
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

Almaden Minerals Ltd.

Registrant

Dated: March 26, 2020	By /s/Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2019, 2018 and 2017

Almaden Minerals Ltd.

December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2019, 2018, and 2017, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018, and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 26, 2020

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	912,214	5,080,580
Gold in trust (Note 8)	1,576,366	-
Accounts receivable and prepaid expenses (Note 4)	160,717	404,416
	2,649,297	5,484,996

Non-current assets
Right-of-use assets (Note 5)	273,222	-
Property, plant and equipment (Note 6)	14,168,326	13,764,928
Exploration and evaluation assets (Note 7)	56,973,010	54,678,470
	71,414,558	68,443,398
TOTAL ASSETS	74,063,855	73,928,394

LIABILITIES
Current liabilities
Trade and other payables (Note 10 (b))	778,841	1,128,407
Current portion of lease liabilities (Note 5)	121,948	-
	900,789	1,128,407

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	170,731	-
Gold loan payable (Note 8)	2,541,338	-
Derivative financial liabilities (Note 8)	430,965	-
Deferred income tax liability (Note 13)	1,434,882	1,434,882
	4,577,916	1,434,882
Total liabilities	5,478,705	2,563,289

EQUITY
Share capital (Note 9)	127,022,366	127,022,366
Reserves (Note 9)	17,689,952	16,706,832
Deficit	(76,127,168)	(72,364,093)
Total equity	68,585,150	71,365,105
TOTAL EQUITY AND LIABILITIES	74,063,855	73,928,394

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 26, 2020.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

		Year ended December 31,
	2019	2018	2017
Expenses	$	$	$
Professional fees	691,628	602,402	567,877
Salaries and benefits (Note 10(a))	1,614,992	1,858,788	1,480,745
Travel and promotion	262,094	275,921	294,413
Depreciation (Note 6)	24,199	28,277	28,274
Office and license (Note 10(b))	93,252	139,545	159,024
Rent (Note 10(b))	-	171,873	153,339
Amortization of right-of-use assets (Note 5)	121,432	-	-
Occupancy expenses (Note 5)	39,561	-	-
Interest expense on lease liabilities (Note 5)	32,305	-	-
Arrangement fee on gold loan payable (Note 8)	50,000	-	-
Interest, accretion and standby fees on gold loan payable (Note 8)	216,918	-	-
Listing and filing fees	225,432	179,247	197,994
Insurance	66,096	66,942	55,007
Directors’ fees (Note 10(a))	70,000	70,000	70,000
Share-based payments (Note 9(d) and 10(a))	933,120	1,308,740	2,693,070
	4,441,029	4,701,735	5,699,743

Other income (loss)
Administrative services fees (Note 10(b))	959,413	785,917	499,798
Interest income	41,650	164,435	154,943
Loss on sale of property, plant and equipment	-	-	(1,760)
Finance fees	(204,231)	-	-
Impairment of exploration and evaluation assets (Note 7)	(501,620)	-	-
Unrealized loss on derivative financial liabilities (Note 8)	(66,631)	-	-
Unrealized gain on gold in trust (Note 8)	236,217	-	-
Unrealized foreign exchange on gold loan payable (Note 8)	102,104	-	-
Unrealized foreign exchange on gold in trust (Note 8)	(73,937)	-	-
Realized gain on sale of gold in trust (Note 8)	200,932	-	-
Foreign exchange gain (loss)	(15,943)	239,716	(184,533)
	677,954	1,190,068	468,448
Loss before income taxes	(3,763,075)	(3,511,667)	(5,231,295)
Deferred income tax recovery (Note 13)	-	-	-
Net loss for the year	(3,763,075)	(3,511,667)	(5,231,295)

Total comprehensive loss for the year	(3,763,075)	(3,511,667)	(5,231,295)

Basic and diluted net loss per share (Note 11)	(0.03)	(0.03)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2019	2018	2017
	$	$	$
Operating activities
Net loss for the year	(3,763,075)	(3,511,667)	(5,231,295)
Items not affecting cash
Depreciation	24,199	28,277	28,274
Impairment of exploration and evaluation assets	501,620	-	-
Loss on disposal of property, plant and equipment	-	-	1,760
Amortization of right-of-use assets	121,432	-	-
Arrangement fee on gold loan payable	50,000	-	-
Interest, accretion and standby fees on gold loan payable	216,918	-	-
Unrealized loss on derivative financial liabilities	66,631	-	-
Unrealized gain on gold in trust	(236,217)	-	-
Realized gain on sale of gold in trust	(200,932)	-	-
Unrealized foreign exchange on gold loan payable	(102,104)	-	-
Unrealized foreign exchange on gold in trust	73,937	-	-
Share-based payments	933,120	1,308,740	2,693,070
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	243,699	(35,453)	11,935
Trade and other payables	178,447	290,182	(178,511)
Net cash used in operating activities	(1,892,325)	(1,919,921)	(2,674,767)
Investing activities
Deposit on mill equipment	-	(7,694,900)	(3,642,826)
Property, plant and equipment – purchase	(427,597)	(802,804)	(305,074)
Exploration and evaluation assets – costs	(3,324,173)	(9,674,048)	(8,860,153)
Net cash used in investing activities	(3,751,770)	(18,171,752)	(12,808,053)
Financing activities
Issuance of shares, net of share issue costs	-	8,838,441	19,115,418
Options exercised	-	16,560	1,105,290
Share issuance cost on cashless exercise of options (Note 9(d))	-	(17,282)	(203,232)
Warrants and finders’ warrants exercised	-	-	2,029,872
Net proceeds on gold in trust	1,577,704	-	-
Repayment of lease liabilities	(101,975)	-	-
Net cash from financing activities	1,475,729	8,837,719	22,047,348

Change in cash and cash equivalents	(4,168,366)	(11,253,954)	6,564,528
Cash and cash equivalents, beginning of year	5,080,580	16,334,534	9,770,006
Cash and cash equivalents, end of year	912,214	5,080,580	16,334,534

Supplemental cash and cash equivalents information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2017	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	2,693,070	-	2,693,070	-	2,693,070
Private placements, net	12,377,207	18,934,727	-	-	-	-	18,934,727
Finders' warrants issued pursuant to private placement	-	-	-	180,691	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	(12,797)	-	-
Shares issued for cash on exercise of warrants	1,986,667	1,986,667	-	-	-	-	1,986,667
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(203,232)	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	(387,930)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(5,231,295)	(5,231,295)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,308,740	-	1,308,740	-	1,308,740
Private placements, net	9,440,000	8,838,441	-	-	-	-	8,838,441
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(3,511,667)	(3,511,667)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	933,120	-	933,120	-	933,120
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the year	-	-	-	-	-	(3,763,075)	(3,763,075)
Balance, December 31, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

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

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial assets and financial liabilities at fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2019.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c)	Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

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

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained; and
o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 7 and 13).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)	Significant accounting judgments and estimates

o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

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

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable and are classified at amortized cost.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(c)	Financial instruments (continued)

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables and lease obligations are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Derivative financial liabilities are classified as FVTPL. Fair value is determined based on the present value of future cash flow, discounted at the market rate of interest.

(i)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

(ii)	Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in profit or loss.

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

For the years ended December 31, 2019, 2018 and 2017

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

For the years ended December 31, 2019, 2018 and 2017

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

For the years ended December 31, 2019, 2018 and 2017

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

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(j)	Share capital

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

Over time, the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l)	Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 11).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m)	Application of new and revised accounting standards effective January 1, 2019

The following new accounting standards and amendments which the Company adopted and are effective for the Company's annual consolidated financial statements commencing January 1, 2019:

IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 which superseded IAS 17. The most significant effect of the new lease standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use (“ROU”) assets and lease liabilities on the statement of financial position, including those for most leases that would have previously been accounted for as operating leases under IAS 17. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The Company has office leases for its headquarter in Vancouver, British Columbia. In accordance with the modified retrospective approach, ROU assets of $394,654 and lease liabilities of $394,654 were recognized upon initial adoption of IFRS 16 on January 1, 2019. As a transitional practical expedient permitted by IFRS 16 as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease, were assessed as part of the transition to the new standard. Only contracts entered into (or modified) after January 1, 2019 have been assessed for being, or containing, leases applying the criteria of the new standard.

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of ROU assets. These include: determining contracts that are within the scope of IFRS 16; determining the contract term; and determining the interest rate used for the discounting of future cash flows.

The ROU assets are recognized initially at the value of lease liabilities at recognition with any prepaid payments, initial direct costs and dismantling costs less any lease incentives received

The lease term determined by the Company comprises the non-cancellable period of lease contracts; the period covered by an option to extend the leases, if the Company is reasonably certain to exercise that option; and the periods covered by an option to terminate the lease, if the Company is reasonably certain not to exercise that option. The amortization rate of ROU assets is based on the shorter of the useful life of the underlying asset or the lease term determined. The present value of the lease payment is determined using the discount rate representing the weighted average incremental borrowing rate the Company could secure. There are no restrictions or covenants imposed by the Company’s leases.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2019	2018
Accounts receivable (Note 10(b))	$100,209	$300,700
Prepaid expenses	60,508	103,716
	$160,717	$404,416

At December 31, 2019, the Company has recorded value added taxes of $276,407 (2018 - $444,994) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

The lease liability at January 1, 2019 can be reconciled to the operating lease obligations as of December 31, 2018 as follows:

Operating lease obligations as of December 31, 2018	$613,764
Discounting using the January 1, 2019 incremental borrowing rate (1)	(84,579)
Operating lease obligations as of January 1, 2019	529,185
Less: Non-lease components	(134,531)
Lease liabilities recognized as of January 1, 2019	$394,654

(1)	The lease liabilities were discounted using an incremental borrowing rate as at January 1, 2019 of 9.5% per annum.

The continuity of lease labilities for the year ended December 31, 2019 is as follows:

Lease Liabilities
January 1, 2019	$394,654
Less: lease payments	(134,280)
Interest expense	32,305
292,679
Less: current portion of lease liabilities	(121,948)
Long-term portion of lease liabilities – December 31, 2019	$170,731

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The continuity of ROU assets for the year ended December 31, 2019 is as follows:

ROU assets
January 1, 2019	$394,654
Less: amortization of ROU assets	(121,432)
December 31, 2019	$273,222

During the year ended December 31, 2019, the Company recognized occupancy expenses of $39,561.

As at December 31, 2019, the remaining payments for operating lease are due as follows:

	2020	2021	2022	2023	2024	Total
Office lease	$191,512	$192,336	$48,084	-	-	$431,932

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2018	158,219	248,896	196,767	51,760	245,647	13,673,883	14,575,172
Additions	-	2,450	584	-	-	424,563	427,597
December 31, 2019	158,219	251,346	197,351	51,760	245,647	14,098,446	15,002,769

Accumulated depreciation
December 31, 2018	138,928	223,878	172,300	49,845	225,293	-	810,244
Depreciation	4,613	7,719	7,413	383	4,071	-	24,199
December 31, 2019	143,541	231,597	179,713	50,228	229,364	-	834,443

Carrying amounts
December 31, 2018	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928
December 31, 2019	14,678	19,749	17,638	1,532	16,283	14,098,446	14,168,326

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2017	264,133	247,199	189,563	51,760	245,647	265,997	1,264,299
Additions	4,126	1,697	7,204	-	-	789,777	802,804
Transfer from deposit on mill equipment	-	-	-	-	-	12,618,109	12,618,109
December 31, 2018	268,259	248,896	196,767	51,760	245,647	13,673,883	14,685,212

Accumulated depreciation
December 31, 2017	244,524	213,702	164,211	49,366	220,204	-	892,007
Depreciation	4,444	10,176	8,089	479	5,089	-	28,277
December 31, 2018	248,968	223,878	172,300	49,845	225,293	-	920,284

Carrying amounts
December 31, 2017	19,609	33,497	25,352	2,394	25,443	265,997	372,292
December 31, 2018	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928

The Company acquired the Rock Creek mill on June 12, 2018. As at December 31, 2018, mill equipment of $13,673,883 is recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for its intended use, which will commence once the Company enters the commercial production phase.

On August 9, 2018, the Company paid USD$250,000 ($326,000) to extend the mill storage in Alaska, USA until October 31, 2019. An additional extension to October 31, 2020 was granted by paying a further USD$250,000 ($324,700) of which was accrued in accounts payable at December 31, 2019. The Company paid the extension fee of USD$50,000 ($64,940) on January 31, 2020 with the remaining due on June 30, 2020.

During the year ended December 31, 2019, an additional mill mobilization payment of USD$75,000 ($99,863) (2018 - USD$352,200 ($463,777)) were made and recorded in mill equipment under property, plant and equipment.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2018)	9,159,951	1	9,159,952
Additions	300,323	-	300,323
Closing balance - (December 31, 2019)	9,460,274	1	9,460,275
Deferred exploration costs:
Opening balance - (December 31, 2018)	45,518,518	-	45,518,518
Costs incurred during the year
Drilling and related costs	9,948	-	9,948
Professional/technical fees	74,921	-	74,921
Claim maintenance/lease costs	165,420	-	165,420
Geochemical, metallurgy	150,881	-	150,881
Technical studies	807,270	-	807,270
Travel and accommodation	470,815	-	470,815
Geology, geophysics and exploration	233,067	-	233,067
Supplies and miscellaneous	112,492	-	112,492
Environmental and permit	262,538	-	262,538
Value-added tax (Note 4)	276,407		276,407
Refund - Value-added tax	(67,922)	-	(67,922)
Impairment of deferred exploration costs	(501,620)	-	(501,620)
Total deferred exploration costs during the year	1,994,217	-	1,994,217
Closing balance - (December 31, 2019)	47,512,735	-	47,512,735
Total exploration and evaluation assets	56,973,009	1	56,973,010

Impairment of deferred exploration costs relates to mineral concession taxes paid on portions of certain mineral concessions dropped on the Tuligtic property.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2017)	7,537,577	1	7,537,578
Additions	1,622,374	-	1,622,374
Closing balance - (December 31, 2018)	9,159,951	1	9,159,952
Deferred exploration costs:
Opening balance - (December 31, 2017)	37,266,620	-	37,266,620
Costs incurred during the year
Drilling and related costs	993,311	-	993,311
Professional/technical fees	59,038	-	59,038
Claim maintenance/lease costs	145,524	-	145,524
Geochemical, metallurgy	742,157	-	742,157
Technical studies	4,510,034	-	4,510,034
Travel and accommodation	457,968	-	457,968
Geology, geophysics and exploration	568,476	-	568,476
Supplies and miscellaneous	168,725	-	168,725
Environmental and permit	161,671	-	161,671
Value-added tax (Note 4)	444,994	-	444,994
Total deferred exploration costs during the year	8,251,898	-	8,251,898
Closing balance - (December 31, 2018)	45,518,518	-	45,518,518
Total exploration and evaluation assets	54,678,469	1	54,678,470

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its interests are in good standing.

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (continued)

In 2015, legal proceedings against the Mexican mining authorities regarding certain mining concessions held by the Company were initiated by the Ejido Tecoltemi. These mining concessions covered approximately 14,000 Ha, including the Company’s project in the Ixtaca Zone and certain endowed lands of the Ejido (the “Ejido Land”), which comprise approximately 330 Ha (the “Original Concessions”).

In 2015, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands. Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) and then voluntarily cancelled the Overlapping Concessions. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a Court Order.

In 2017, the Ejido Tecoltemi filed a legal complaint about the court order leading to the New Concessions. On February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and sent the ruling to the court hearing the Amparo. On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions are left without effect, and the Original Concessions are in full force and effect. On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled. On December 16, 2019 the General Directorate of Mines issued mineral title certificates directly to Almaden that the Original Concessions are active and owned by Minera Gorrión and the New Concessions are left without effect. Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca Project.

On January 21, 2020, Almaden filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates. Almaden’s appeals to this change in mineral tenure are based on Mexican legal advice that the New Concessions remain in full force and effect. Almaden continues to file taxes and assessment reports on the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2019 increased by $66,631 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 4.25 years, risk-free interest rate of 1.65% and expected volatility of 12.50%.

Gold loan payable, May 14, 2019	$2,790,858
Less derivative financial liabilities on initial recognition	(378,324)
Accrued interest expense	39,760
Accrued standby fees	13,527
Accretion expense	158,495
Expenses	5,136
Foreign exchange difference	(88,114)
Gold loan payable, December 31, 2019	$2,541,338

Derivative financial liabilities, May 14, 2019	$378,324
Change in fair value through profit & loss	66,631
Foreign exchange difference	(13,990)
Derivative financial liabilities, December 31, 2019	$430,965

As at December 31, 2019, Almaden has 797 ounces of gold bullion on its account at a fair value of $1,576,366.

On September 27, 2019, the Company received $800,000 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $112,704.

On November 21, 2019, the Company received $777,704 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $88,228.

	Ounces
Gold in trust, May 14, 2019	1,597	$2,790,858
Sale of gold in trust	(800)	(1,577,704)
Gain on sale	-	200,932
Change in fair value through profit & loss	-	236,217
Foreign exchange difference	-	(73,937)
Gold in trust, December 31, 2019	797	$1,576,366

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2019, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placements and other issues of common shares in 2019, 2018 and 2017

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
June 1, 2019	$2.00	295,734	-	-	(295,734)	-
August 7, 2019	$2.00	1,259,704	-	-	(1,259,704)	-
August 7, 2019	$1.35	10,411	-	-	(10,411)	-
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(1,565,849)	10,341,350
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.88

The weighted average remaining life of warrants outstanding at December 31, 2019 was 1.53 years (2018 – 2.14 years).

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	(1,614,541)	-
November 25, 2018	$1.44	22,972	-	-	(22,972)	-
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	-	192,450	-	-	192,450
June 7, 2022	$1.35	-	4,720,000	-	-	4,720,000
Warrants outstanding and exercisable		8,132,262	4,912,450	-	(1,637,513)	11,407,199
Weighted average exercise price		$2.27	$1.35	-	$1.99	$1.91

The weighted average remaining life of warrants outstanding at December 31, 2018 was 2.14 years (2017 – 1.95 years).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Warrants (continued)

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(1,986,667)	(50,000)	-
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(2,017,139)	(50,000)	8,132,262
Weighted average exercise price		$1.44	$2.34	$1.01	$1.00	$2.27

The weighted average remaining life of warrants outstanding at December 31, 2017 was 1.95 years (2016 – 1.34 years).

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2019, 2018 and 2017 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
500,000	May 14, 2019	$ 0.10	1.54%	5	44.25%	$Nil
192,450	June 7, 2018	$ 0.19	1.94%	2	54.02%	$Nil
295,734	June 1, 2017	$ 0.58	0.71%	2	66.26%	$Nil
17,911	February 7, 2017	$ 0.51	0.72%	2.50	61.54%	$Nil

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2019, the Company had reserved 1,165,672 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2019, 2018 and 2017 vested on the grant date.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the year ended December 31, 2019, 2018 and 2017 are as follows:

Expiry date	Exercise price	December 31, 2018	Granted	Exercised	Expired	December 31, 2019
January 2, 2019	$1.04	375,000	-	-	(375,000)	-
March 17, 2019	$1.35	207,000	-	-	(207,000)	-
May 4, 2019	$1.99	175,000	-	-	(175,000)	-
May 19, 2019	$1.84	75,000	-	-	(75,000)	-
June 12, 2019	$1.89	75,000	-	-	(75,000)	-
July 2, 2019	$1.32	150,000	-	-	(150,000)	-
July 2, 2019	$1.19	60,000	-	-	(60,000)	-
July 2, 2019	$1.34	1,427,000	-	-	(1,427,000)	-
September 19, 2019	$1.40	1,160,000	-	-	(1,160,000)	-
April 10, 2020	$1.03	90,000	-	-	-	90,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
April 30, 2020	$1.04	100,000	-	-	-	100,000
June 8, 2020	$0.98	2,180,000	-	-	-	2,180,000
September 30, 2020	$1.25	1,095,000	-	-	-	1,095,000
September 30, 2020	$0.83	106,000	-	-	-	106,000
September 30, 2020	$0.79	170,000	-	-	-	170,000
December 13, 2020	$0.86	762,000	-	-	-	762,000
February 7, 2021	$1.11	300,000	-	-	-	300,000
February 7, 2021	$0.84	-	425,000	-	-	425,000
March 29, 2021	$1.08	400,000	-	-	-	400,000
March 29, 2021	$0.90	-	100,000	-	-	100,000
May 6, 2021	$0.69	-	557,000	-	-	557,000
July 7, 2021	$0.80	-	1,612,000	-	-	1,612,000
August 13, 2021	$1.01	-	150,000	-	-	150,000
September 16, 2021	$0.90	-	1,160,000	-	-	1,160,000
December 12, 2021	$1.00	200,000	-	-	-	200,000
Options outstanding and exercisable		9,707,000	4,004,000	-	(3,704,000)	10,007,000
Weighted average exercise price		$1.19	$0.83	-	$1.38	$0.97

The weighted average remaining life of stock options outstanding at December 31, 2019 was 1.02 years (2018 – 1.24 years).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2017	Granted	Exercised		Expired	December 31, 2018
April 4, 2018	$1.74	90,000	-	-		(90,000)	-
May 6, 2018	$1.41	100,000	-	-		(100,000)	-
June 8, 2018	$1.44	1,915,000	-	-		(1,915,000)	-
June 18, 2018	$1.46	250,000	-	-		(250,000)	-
June 29, 2018	$1.71	15,000	-	-		(15,000)	-
August 9, 2018	$1.91	491,000	-	-		(491,000)	-
September 15, 2018	$1.85	170,000	-	-		(170,000)	-
December 11, 2018	$0.72	590,000	-	(575,000	)(i)	(15,000)	-
December 11, 2018	$1.68	150,000	-	-		(150,000)	-
December 11, 2018	$1.80	20,000	-	-		(20,000)	-
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	207,000	-	-		-	207,000
May 4, 2019	$1.99	175,000	-	-		-	175,000
May 19, 2019	$1.84	75,000	-	-		-	75,000
June 12, 2019	$1.89	75,000	-	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	1,427,000	-	-		-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-		-	1,160,000
April 10, 2020	$1.03	-	90,000	-		-	90,000
April 30, 2020	$1.53	500,000	-	-		-	500,000
April 30, 2020	$1.14	100,000	-	-		-	100,000
April 30, 2020	$1.04	-	100,000	-		-	100,000
June 8, 2020	$0.98	-	2,180,000	-		-	2,180,000
September 30, 2020	$1.25	1,195,000	-	-		(100,000)	1,095,000
September 30, 2020	$0.83	-	106,000	-		-	106,000
September 30, 2020	$0.79	-	170,000	-		-	170,000
December 13, 2020	$0.86	-	762,000	-		-	762,000
February 7, 2021	$1.11	-	300,000	-		-	300,000
March 29, 2021	$1.08	-	400,000	-		-	400,000
December 12, 2021	$1.00	-	200,000	-		-	200,000
Options outstanding and exercisable		9,290,000	4,308,000	(575,000)		(3,316,000)	9,707,000
Weighted average exercise price		$1.39	$0.97	$0.72		$1.54	$1.19

(i)	In accordance with the Company’s stock option plan, options holders exercised 552,000 stock options on a cashless basis at an exercise price of $0.72. The total number of shares issued in connection with the cashless exercise of options was 64,094.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The weighted average remaining life of stock options outstanding at December 31, 2018 was 1.24 years (2017 – 1.33 years).

Expiry date	Exercise price	December 31, 2016	Granted	Exercised		Expired	December 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		(100,000)	-
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
April 30, 2020	$1.14	-	100,000	-		-	100,000
September 30, 2020	$1.25	-	1,195,000	-		-	1,195,000
Options outstanding and exercisable		7,850,000	4,914,000	(2,699,000)		(775,000)	9,290,000
Weighted average exercise price		$1.29	$1.39	$0.88		$2.21	$1.39

(j)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72, respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The weighted average remaining life of stock options outstanding at December 31, 2017 was 1.33 years (2016 – 1.13 years).

The weighted average fair value of options granted during the years ended December 31, 2019, 2018 and 2017, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Weighted average assumptions used:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,160,000	September 16, 2019	$0.29	1.60%	2	50.73%	$Nil
150,000	August 13, 2019	$0.28	1.35%	2	50.20%	$Nil
1,612,000	July 4, 2019	$0.19	1.58%	2	45.82%	$Nil
557,000	May 6, 2019	$0.17	1.59%	2	45.42%	$Nil
100,000	March 1, 2019	$0.22	1.68%	2	50.79%	$Nil
425,000	January 3, 2019	$0.31	1.91%	2	50.28%	$Nil
762,000	December 13, 2018	$0.24	1.89%	2	49.38%	$Nil
200,000	December 12, 2018	$0.28	2.06%	3	49.50%	$Nil
170,000	September 26, 2018	$0.25	2.19%	2	47.93%	$Nil
106,000	August 15, 2018	$0.21	2.09%	2	48.39%	$Nil
2,180,000	June 18, 2018	$0.29	1.85%	2	51.53%	$Nil
100,000	May 7, 2018	$0.33	1.95%	2	55.21%	$Nil
90,000	April 10, 2018	$0.31	1.85%	2	55.18%	$Nil
400,000	March 29, 2018	$0.42	1.94%	3	55.10%	$Nil
300,000	February 7, 2018	$0.48	1.99%	3	64.14%	$Nil
1,195,000	December 22, 2017	$0.62	1.71%	3	65.20%	$Nil
100,000	November 23, 2017	$0.50	1.46%	3	63.93%	$Nil
500,000	September 12, 2017	$0.55	1.59%	2.5	63.12%	$Nil
1,160,000	August 25, 2017	$0.48	1.24%	2	62.80%	$Nil
75,000	June 12, 2017	$0.63	0.88%	2	65.95%	$Nil
75,000	May 19, 2017	$0.60	0.72%	2	65.65%	$Nil
175,000	May 4, 2017	$0.63	0.71%	2	65.77%	$Nil
207,000	March 17, 2017	$0.47	0.80%	2	61.28%	$Nil
1,427,000	January 11, 2017	$0.54	0.75%	2	68.94%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2019 was $933,120 (2018 - $1,308,740; 2017 - $2,693,070).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. and Almadex Minerals Ltd. (Note 10 (b)) is as follows:

	December 31,	December 31,	December 31,
	2019	2018	2017

Salaries and benefits	$681,291	$952,079	$813,400
Share-based payments	768,020	1,090,540	2,216,170
Directors’ fees	70,000	70,000	70,000
	$1,519,311	$2,112,619	$3,099,570

(b)	Administrative Services Agreements

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to an administrative services agreement between the Company and Almadex.

During the year ended December 31, 2019, the Company received $639,320 (2018 - $542,657; 2017 - $499,798) from Azucar for administrative services fees included in other income and received $320,093 (2018 – $243,260; 2017 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2019, included in accounts receivable is $61,873 (2018 - $170,181) due from Azucar and $34,296 (2018 - $116,268) due from Almadex in relation to expenses recoveries.

At December 31, 2019, the Company accrued $133,498 (2018 - $37,533) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2019, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2018 - $48,800; 2017 - $43,800) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2019 was based on the loss attributable to common shareholders of $3,763,075 (2018 - $3,511,667; 2017 - $5,231,295) and a weighted average number of common shares outstanding of 111,726,719 (2018 - 107,584,263; 2017 - 95,873,417).

The calculation of diluted net loss per share for the year ended December 31, 2019, 2018 and 2017 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2019	December 31, 2018	December 31, 2017

Exploration and evaluation assets expenditures included in trade and other payables	$166,154	$694,167	$493,943
Right-of-use assets	(394,654)	-	-
Gold in trust	(2,790,858)	-	-
Gold loan payable	2,412,534	-	-
Derivative financial liabilities	378,324	-	-
Lease liabilities	394,654	-	-
Fair value of finders’ warrants	-	36,566	180,691
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	-	-	12,797
Fair value of cash stock options transferred to share capital on exercise of options	-	6,670	496,859
Fair value of cashless stock options transferred to share capital on exercise of options	-	160,080	387,930

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

12.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2019	December 31, 2018

Cash	$912,214	$2,580,580
Term Deposits	-	2,500,000
	$912,214	$5,080,580

13.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2019	December 31, 2018	December 31, 2017
Loss before income taxes	$(3,763,075)	$(3,511,667)	$(5,231,295)
Statutory rate	27.00%	27.00%	26.00%

Expected income tax	(1,016,030)	(948,150)	(1,360,137)
Effect of different tax rates in foreign jurisdictions	(23,478)	(38,010)	9,728
Non-deductible share-based payments	251,942	353,360	700,198
Other permanent items	10,121	2,766	3,360
Change in deferred tax assets not recognized	50,106	151,738	1,921,226
Impact of change in tax rates	-	-	(348,020)
Share issuance costs	(2,638)	(172,294)	(399,602)
True-ups and other	729,977	650,590	(526,753)
Deferred income tax (recovery) expenses	$-	$-	$-

(b)	The Company’s deferred income tax recovery and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project. As a consequence of the Company’s spin-out, management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the financial statements.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

13.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2019	December 31, 2018

Deferred tax assets
Non-capital losses	$4,132,896	$4,282,555

Deferred tax liabilities
Exploration and evaluation assets	(5,567,778)	(5,717,437)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2019	December 31, 2018

Non-capital loss carry forwards	$20,101,127	$18,758,080
Capital loss carry forwards	23,352,906	24,538,993
Exploration and evaluation assets	8,188,922	8,221,842
Share issue costs	1,035,649	1,554,264
Property, plant and equipment	493,445	483,609
Donations	10,000	-
Investment tax credit	239,849	239,849
	$53,421,898	$53,796,637

At December 31, 2019, the Company had operating loss carry forwards available for tax purposes in Canada of $19,498,082 (2018 - $17,858,501) which expire between 2032 and 2039 and in Mexico of $14,383,103 (2018 - $15,173,872) which expire between 2022 and 2029.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

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

As at December 31, 2019, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$151,844	$97,257
Gold in trust	1,576,366	-
Total assets	$1,728,210	$97,257

Trade and other payables	$341,170	$141,692
Gold loan payable	2,541,338	-
Derivatives financial liabilities	430,965	-
Total liabilities	$3,313,473	$141,692

Net assets	$(1,585,263)	$(44,435)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $159,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $4,000.

(b)	Credit risk

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

For the years ended December 31, 2019, 2018 and 2017

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

As at December 31, 2019, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $9,000.

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

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

14.	Financial instruments (Continued)

(f)	Classification of financial instruments (Continued)

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	430,965	-	430,965

15.	Management of capital

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

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2019	December 31, 2018
Canada	$339,364	$86,372
United States	14,098,446	13,673,883
Mexico	56,976,748	54,683,143
	$71,414,558	$68,443,398

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

17.	Subsequent events

(a)	On January 30, 2020 and February 14, 2020, the Company entered into two amended option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of USD$675,000 and $4,000,000 Mexico pesos (MXN) payable over two years respectively. Payments are not refundable upon termination of the option agreement.

(b)	On March 4, 2020, the Company granted certain employees, officers, directors and consultants an aggregate of 1,130,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.47 per share until March 4, 2022.

(c)	On March 10, 2020, the Company announced a proposed non-brokered private placement of 4,900,000 common shares units at a price of $0.41 per unit for gross proceeds of $2,009,000. Each unit would consist of one common share and one non-transferable common stock warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.65 per share for 3 years following the closing of the placement. Subsequently, on March 19, 2020, the Company announced a re-pricing of the proposed non-brokered private placement to amend terms of the offering as follows:

•	The purchase price of the Units of the Offering has been reduced from $0.41 to $0.37 per Unit.
•	The exercise price of each share purchase Warrant has been reduced from $0.65 to $0.50.
•	The size of the Offering has been increased from up to 4,900,000 Units to up to 5,400,000 Units, which may be increased.

All other material terms of the previously announced Offering remain the same. Closing of the placement is anticipated to be on or about March 27, 2020 and is subject to market conditions and receipt of applicable regulatory approvals.

(d)	In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.