Form 20-F
period 2020-12-31
ALMADEN MINERALS LTD
filed 2021-03-29
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Korm Trieu, ktrieu@almadenminerals.com, 1333 Johnston Street, #210, Vancouver, BC V6H 3R9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading symbol	Name of each exchange on which registered

Common shares without Par Value	AAU	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report.

137,221,408

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

NGO: Non-governmental organization

NSR: net smelter returns royalty

Oz: Troy ounce

Pa: one pascal

QA/QC: Quality Assurance/Quality Control

tpd: Tonnes per day

ton: Short ton (2,000 pounds)

tonne: Metric ton (1000 kilograms - 2204.62 pounds)

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

Please see “CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES,” below.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), to have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") as the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council in August 2000, as amended. On November 14, 2004, November 27, 2010 and May 10, 2014, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. The current version of the CIM Definition Standards, adopted by CIM Council on May 10, 2014, includes further editorial changes required to maintain compatibility with the version of National Instrument 43-101 which became Canadian law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission (the “Commission”), a reserve is termed a “mineral deposit”.

Definitions

Qualified Person

Mineral Resource and Mineral Reserve estimates and any supporting technical reports under NI 43-101 must be prepared by or under the direction of, and dated and signed by, a Qualified Person. A “Qualified Person” means an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation in an area of geoscience, or engineering, relating to mineral exploration or mining, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these that is relevant to his or her professional degree or area of practice; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise. Determination of what constitutes relevant experience can be a difficult area and common sense has to be exercised. For example, in estimating Mineral Resources for vein gold mineralization, experience in a high-nugget, vein-type mineralization such as tin, uranium etc. should be relevant whereas experience in massive base metal deposits may not be. As a second example, for a person to qualify as a Qualified Person in the estimation of Mineral Reserves for alluvial gold deposits, he or she would need to have relevant experience in the evaluation and extraction of such deposits. Experience with placer deposits containing minerals other than gold, may not necessarily provide appropriate relevant experience for gold. In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for Mineral Resource estimates must have sufficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could affect the reliability of the data. Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

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

Preliminary Economic Assessment (PEA)

A Preliminary Economic Assessment is a study, other than a Pre-Feasibility or Feasibility Study, that includes an economic analysis of the potential viability of mineral resources.

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

Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable considerations used to convert Mineral Resources to Mineral Reserves (such considerations being defined as “Modifying Factors”, and including, but not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors) together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate, at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

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

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

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

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of Modifying Factors to support detailed production planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade or quality continuity. Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on Modifying Factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on Modifying Factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on Modifying Factors that demonstrate, at the time of reporting, that economic extraction is justified. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in accordance with NI 43-101 and the CIM Definition Standards and required to be used by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all, or any part, of a mineral deposit in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Preliminary Feasibility studies, except in rare cases. Investors are cautioned not to assume that all, or any part, of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations promulgated thereunder. Further, the term “mineralized material” as used in this Annual Report on Form 20-F does not indicate “reserves” by SEC standards. We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

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

Such forward-looking statements include, but are not limited to, statements regarding the permitting review process for the Ixtaca project and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the Company’s plans to re-submit a revised MIA to Secretaría de Medio Ambiente y Recurso Naturales’ (“SEMARNAT”); the potential timing of the MIA resubmission; the Company’s belief that Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company’s expectation that the project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, the impact of the project's proposed dry-stack tailing facilities, the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

The following selected financial data of the Company for Fiscal 2020, Fiscal 2019, and Fiscal 2018 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this Annual Report on Form 20-F. The selected financial data set forth for Fiscal 2017 and Fiscal 2016 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein. The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 2 of the consolidated financial statements.

Table No. 1

Selected Financial Data

International Financial Reporting Standards (“IFRS”)

(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2020	12/31/2019	12/31/2018	12/31/2017	12/31/2016
Revenues	$ -	$ -	$ -	$ -	$ -
Other Income (loss)	1,702	678	1,190	468	444
Net loss and comprehensive loss	(3,129)	(3,763)	(3,512)	(5,231)	(4,024)
Basic net (loss) income per common share	(0.03)	(0.03)	(0.03)	(0.05)	(0.05)
Diluted net (loss) income per common share	(0.03)	(0.03)	(0.03)	(0.05)	(0.05)
Weighted average shares (000)	117,264	111,727	107,584	95,873	82,323
Working capital	3,083	1,748	4,357	16,065	9,293
Exploration and evaluation assets	58,606	56,973	54,678	44,804	35,985
Net assets	71,178	68,585	71,365	64,730	45,221
Total assets	76,449	74,064	73,928	66,803	47,514
Capital stock	131,190	127,022	127,022	118,054	95,290
Dividends declared per share	-	-	-	-	-

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2020	$1.34	$1.45	$1.27	$1.27
Fiscal Year Ended 12/31/2019	1.33	1.36	1.30	1.30
Fiscal Year Ended 12/31/2018	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/2017	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/2016	1.32	1.46	1.25	1.34

Table No. 3

Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	September 2020	October 2020	November 2020	December 2020	January 2021	February 2021
High	$1.34	$1.33	$1.33	$1.30	$1.28	$1.28
Low	1.31	1.31	1.30	1.27	1.26	1.25

The exchange rate was CDN$1.26/US$1.00 on March 26, 2021.

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

Presently, the Company is in the exploration and development stage and there is no assurance that a commercially viable ore deposit or mining operation will result in any of its properties or prospects until further work is done and a comprehensive economic evaluation based upon that work is concluded. In recent years the Company has financed its operations principally through the sale of equity securities. In the past, it has also financed its activities by entering into joint venture arrangements and through the sale of an inventory of gold. A commercially viable ore deposit and mining operation is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

Uncertainty in Commercially Mineable Ore Deposits

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $3,129,368 in Fiscal 2020, $3,763,075 in Fiscal 2019, and $3,511,667 in Fiscal 2018.

The Company currently has no revenues from operations as all of its properties and prospects are in the development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2020, 2019 and 2018, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and Almadex Minerals Ltd. (“Almadex”).

At December 31, 2020, the Company had working capital of $3,082,986 including cash and cash equivalents of $2,534,698. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2021 that includes further development of the Ixtaca Project. Although Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2021, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or if it is available, may not be on favorable terms.

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

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares. The Company could also seek joint venture partners or funding sources such as royalties or streaming transactions. These approaches would dilute the Company’s interest in properties it has acquired.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 26, 2021, there were share purchase options outstanding allowing the holders of these options to purchase 11,242,000 shares of the Company’s common shares and warrants allowing the holders of these warrants to purchase 21,732,735 shares of the Company’s common shares. Directors and officers of the Company in the aggregate hold 9,062,000 of these share purchase options and 608,703 of these warrants. An additional 2,180,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of March 26, 2021 there were 137,221,408 shares of common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 24%.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, exploration and financial results, and other factors could have a significant effect on the price of the Company’s shares.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques. Material changes in mineral prices may affect the economic viability of any project.

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

On December 21, 2020, the Company announced that it received notification from the Mexican federal permitting authority, SEMARNAT, that the Company’s initial environmental permit application (“MIA”), a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company’s ability to proceed with the Ixtaca Project even in the event of a positive outcome to the MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to powerline construction and electrical use, among others, will be required in order to proceed to construction and operation of the Ixtaca Project. Almaden reiterates its commitment to comply with Mexican law.

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

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. Therefore, consultation with indigenous communities by Mexican authorities and the Company may be required for the Ixtaca Project.

ILO Convention 169 has been ratified by Mexico. It is possible however that Mexico may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by Mexico creates a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans could be challenged by or on behalf of indigenous peoples.

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

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title to Almaden’s mining concessions may also be adversely affected by the Amparo as discussed in Item 8 under the heading “Legal Proceedings”. There are significant risks that the outcome of the Amparo proceedings may not be known for an extended period of time, and if the Mineral Title dispute is not decided in a manner favourable to the Company, the Company may lose the ownership of some or all of its mineral claims.

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to additional disputes. The procurement or enforcement of such rights, or any dispute with respect to such rights, can be costly and time consuming. In areas where there are local populations or land owners, it may be necessary, as a practical matter, to negotiate surface access. Even in the event that the Company has the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, this could have a material adverse effect on the Company and the Company may need to rely on the assistance of local officials or the courts in such jurisdictions or pursue other alternatives, which may suspend, delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

Impact of COVID-19 Pandemic

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned exploration and drill programs, receipt of necessary government approvals, regulatory compliance, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operations and ability to raise capital.

Environmental Compliance

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, John McCleary, Mark T. Brown, William Worrall, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar Minerals Ltd. and Almadex Minerals Ltd. Gerald Carlson also serves as a director and the Executive Chairman of Pacific Ridge Exploration Ltd. Mark T. Brown also serves as the Chief Financial Officer of Adamera Minerals, Orestone Mining Corp., and Redstar Gold Corp. He also serves as Executive Chairman of Alianza Minerals Ltd., and as a director of Avrupa Minerals Ltd., Mountain Boy Minerals, East West Petroleum Corp., and Strategem Capital Corp. He is also a Director and CEO of Mich Resources Ltd. Elaine Ellingham also serves as a director of Alamos Gold Inc., Blue Thunder Mining Inc. 79North Inc. and Omai Gold Miners Corp. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

ESTMA Risks

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

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

Foreign Incorporation and Civil Liabilities

The Company was created under amalgamation under the laws of the Province of British Columbia, Canada. With the exception of Laurence Morris, who is a resident of Nicaragua and a citizen of the United Kingdom, all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets and its subsidiaries are located outside the U.S. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

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

Item 4. Information on the Company

History and Development of the Company

The head office of the Company is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9. The address of the registered office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

Computershares Investor Services Inc., at its offices in Vancouver, B.C. and Toronto, Ontario, is the registrar and transfer agent of the Company’s Common Shares.

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

Business of the Company

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company currently has one material property in Mexico. The Company's property is at the exploration and development stage. The Company has not generated any revenues from operations.

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
  Geological technical support; and
  Accounting and financial services.

Azucar compensates the Company 60% (2019 – 40%) of the Company’s actual monthly cost of rent for any shared facilities, and 60% (2019 – 40%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

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
  Geological technical support; and
  Accounting and financial services.

Almadex compensates the Company 30% (2019 – 20%) of the Company’s actual monthly cost of rent for any shared facilities, and 30% (2019 – 20%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

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

Seasonality

The Company’s project is in central Mexico. In Mexico, the climate in the project area is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years, roads remain passable and exploration can be done throughout the rainy season. Seasonal changes do not have a material impact on the Company’s exploration expenditures.

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

Company’s Principal Properties

The Tuligtic Project, which hosts the Company’s Ixtaca discovery, is the only project material to the Company. The Tuligtic Project property (the “Tuligtic Property” or the “Property”) is located in Puebla State, Mexico.

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

In June 2017, the Ejido Tecoltemi filed a legal complaint regarding the granting of the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and this decision was appealed by the Company in the upper (Collegiate) court in October, 2019.

On December 21, 2018, the General Directorate of Mines issued a resolution, which has never been officially notified to the Company, that the New Concessions are left without effect, and the Original Concessions are in full force and effect. On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled.

On April 15, 2019, the lower court in Puebla State issued a ruling in the Amparo case, stating that Mexico’s mineral title system is unconstitutional. The Original Concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation can be completed. This ruling is being appealed by the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, and these appeals remain in process.

On December 1, 2020, the Company announced that a Mexican court denied the appeal filed by the Company in October 2019 objecting to the reinstatement by the Mexican mining authorities of approximately 7,000 Ha of mineral claims surrounding the Ixtaca Project, which the Company had previously dropped. This court decision upheld the action of Mexican mining authorities that reinstated the Company’s Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and leaving the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (which has been initiated through the two Administrative Challenges referred to below).

The Company initiated two Administrative Challenges against the Mexican mining authorities for revoking the Company’s lawfully reduced New Concessions. These challenges are based in part on Mexican legal advice that the Company cannot be forced to own mineral rights that it does not wish to own, and remain in process. The opinion of the Company’s Mexican counsel is that the New Concessions remain in force. Almaden continues to file taxes and assessment reports on the basis that it owns the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions.

It is important to note that although the Company has sought to reduce its claim ownership to the New Concessions, and those initiatives remain in process through the Administrative Challenges, the Original Concessions provide Almaden with the same exploration and mining rights over the Company’s Ixtaca Project as the New Concessions. Further information on this matter, as well as the lawsuit (“Amparo”) relating to the Original Concessions, is provided in Item 8 below under the heading “Legal Proceedings”.

The claims owned by Almaden with respect to the Tuligtic Property are held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc., subject to a 2% NSR in favour of Almadex Minerals Ltd.

To maintain a claim in good standing, the holder is required to meet annual exploration or exploitation expenditure requirements. Currently, based on the New Concessions, the Tuligtic Property is subject to expenditure requirements of approximately US$997,000 per year. However, the Company has substantial historic expenditures which can be used to offset the annual requirements.

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

Rock Creek Mill

Almaden entered into an option agreement to acquire the Rock Creek Mill in October 2015. The Rock Creek Mill is a completed mill that was located outside of Nome, Alaska and which only operated for several months before its owner suspended its mining operation in 2008. The mill has been kept in excellent condition on care and maintenance.

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

During the year ended December 31, 2018, Almaden obtained ownership and title to the mill equipment, which remains located in Nome, Alaska.

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”. U.S. investors are advised that while these terms are recognized and required by Canadian regulations, the Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided in this Form 20-F under the heading “Risk Factors”.

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

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held nine large-scale community meetings totalling over 4,100 people, taken 500 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca Project. On June 25, 2019, the most recent large-scale community meeting hosted by the Company was attended by over 2,000 people, including representatives of the State and Federal Governments in Mexico.

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

In March 2020, the Company announced that it has partnered with a local community group focused on irrigation development, and together with them coordinated with the Federal Government water authority (“CONAGUA”), to co-fund a new water reservoir in Zacatepec, a community located close to the Ixtaca mine development area. Next steps will involve adding new pipelines, tanks, and other structures to enhance the irrigation potential in support of local agricultural production.

This reservoir is one of the projects identified which could bring immediate benefits to the local area even prior to Ixtaca development. The Company looks forward to advancing further elements of the community Social Investment Plan as mine permitting and construction advance.

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

Next Engineering and Development Steps

In December 2020, the Company announced that it received notification from the Mexican federal permitting authority, SEMARNAT, that the Company’s initial environmental permit application (“MIA”), a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

The reasons cited by SEMARNAT for not approving the MIA include insufficient technical information regarding the impacts of the Ixtaca Project on the environment, local and regional area. Although not formally vested with authority on indigenous matters under a specific local body of law, SEMARNAT also expressed its opinion that indigenous persons are present in the area affected by the Ixtaca Project and indicated that this needs to be addressed in the context of obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities.

During 2021 the Company will be working towards submitting a revised MIA permit application which incorporates additional data presently available to the Company as well as data to be gathered in further field studies.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified persons responsible for preparing the Study are: Jesse Aarsen, P.Eng., Tracey Meintjes, P.Eng., Edward Wellman PE, PG, CEG, Clara Balasko, P.E., Kris Raffle, P.Geo., and Gary Giroux, M.A.Sc., P.Eng., all of whom act as independent consultants to the Company, and are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101"). Ms. Balasko, who was one of the authors of the FS, no longer works for SRK Consulting (U.S.), Inc. Accordingly, R. Breese Burnley, P.E. of SRK Consulting (U.S.) Inc. has assumed responsibility for the portions of the scientific and technical information previously attributed to Ms. Balasko.

Unless otherwise indicated, Morgan Poliquin, P.Eng., a “Qualified Person” as defined in NI 43-101 and the President, Chief Executive Officer and a director of Almaden, has reviewed and approved the scientific and technical information in this Annual Report on Form 20-F.

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

Current Work

The Company is presently focused on permitting activities at Ixtaca, having submitted its environmental permit application (“MIA”) in early 2019. In October, 2019, the Company announced that SEMARNAT, Mexico’s environmental authority, had suspended their review of the Company’s MIA pending resolution of the Amparo (see “Legal Proceedings” in Item 8 below). The Company is currently pursuing a solution to this suspension through the Courts and directly with SEMARNAT.

Upcoming / Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year. The Company intends to proceed with the preparation of a revised MIA and a Change of Use of Land permit during 2021. These permits will require several months for preparation, and once submitted, in the normal course the MIA permit may take up to one year for review by SEMARNAT, and in the normal course the Change of Use of Land permit would require approximately three months for a response. The Company expects that preparation of the MIA permit will require a detailed review of the existing field study data, as well as some additional field work. The Change of Use of Land permit will require the completion of a detailed mine plan showing precise locations of buildings, roads, and other excavations along with the associated scheduling.

Item 5.	Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2020, 2019, and 2018 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

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

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 60% (2019 – 40%) and 30% (2019 – 20%), respectively, of the Company’s actual monthly overhead costs including any shared personnels’ fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex, respectively. The Administrative Services Agreements have an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2020 compared to Fiscal 2019

For the year ended December 31, 2020 (“Fiscal 2020”), the Company recorded a comprehensive loss of $3,129,368, or $0.03 per common share, compared to a comprehensive loss of $3,763,075, or $0.03 per common share, for the year ended December 31, 2019 (“Fiscal 2019”). The decrease of $633,707 was primarily a result of $390,645 increase in operating expenses offset by a $1,024,352 increase in other income.

As the Company is at the development stage, it has no revenue from mining operations. Other income of $1,702,306 (Fiscal 2019 - $677,954) during Fiscal 2020 consisted primarily of administrative services fees earned from Azucar of $935,872 (Fiscal 2019 - $639,320) and from Almadex of $468,227 (Fiscal 2019 - $320,093). The Company has an administrative services agreement with these two companies whereby overhead and salaries expenses are proportionally allocated as described above and under the heading “Transactions with Related Parties” below. The increase of $1,024,352 in other income relates to an increase in administrative service fees of $444,686 and a reduction in impairment of exploration and evaluation assets of $501,620.

Operating expenses were $4,831,674 during Fiscal 2020 (Fiscal 2019 - $4,441,029). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The increase in operating expenses of $390,645 are mainly the result of a decrease in professional fees of $363,974 and a decrease in travel and promotion of $180,081 which are all related to the work stoppage during the COVID-19 pandemic, offset by an increase in share-based payments of $851,380 from stock option grants.

Fiscal 2019 compared to Fiscal 2018

For the year ended December 31, 2019 (“Fiscal 2019”), the Company recorded a comprehensive loss of $3,763,075, or $0.03 per common share, compared to a comprehensive loss of $3,511,667, or $0.03 per common share, for the year ended December 31, 2018 (“Fiscal 2018”). The increase of $251,408 was primarily a result of an increase in impairment of exploration and evaluation assets of $501,620 from concession taxes paid on dropped claims from the Tuligtic property and finance fees of $204,231 due to project financing efforts. These expenses were offset by $375,620 decrease in share-based payments due to a lower share price and a $243,796 decrease in salaries and benefits as no cash bonuses were paid or accrued in 2019.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $677,954 (Fiscal 2018 - $1,190,068) during Fiscal 2019 consisted primarily of interest income earned on its cash balances of $41,650 (Fiscal 2018 - $164,435) and income from administrative services fees earned from Azucar of $639,320 (Fiscal 2018 - $542,657) and from Almadex of $320,093 (Fiscal 2018 - $243,260). The Company has an administrative services agreement with these two companies whereby overhead and salaries expenses are proportionally allocated as described under the heading “Transactions with Related Parties”.

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

Liquidity and Capital Resources

As at December 31, 2020, the Company’s working capital position was $3,082,986. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2021 that includes further development of the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year, but the Company may decide to raise additional funds through the sale of equity in fiscal 2021 depending upon favorable market conditions.

During fiscal 2019, the Company filed a preliminary short-form base shelf prospectus in certain jurisdictions of Canada and a corresponding Registration Statement on Form F-10 with the Commission. A final short-form base shelf prospectus relating to the 2019 preliminary prospectus was never filed and therefore the related Registration Statement did not become effective under the U.S. Securities Act of 1933. Subsequent to year end 2020, the Company withdrew its prior Registration Statement on Form F-10 and re-filed a preliminary short-form base shelf prospectus in certain jurisdictions of Canada and a corresponding Registration Statement on Form F-10 with the Commission. Subsequently, the Company filed a final short-form base shelf prospectus in certain jurisdictions of Canada and an amendment to its Registration Statement on Form F-10, which is currently effective under the U.S. Securities Act of 1933.

Under the Registration Statement on Form F-10 and Canadian final short-form base prospectus, the Company may, from time to time, during the 25-month period that the prospectus remains valid, offer for sale and issue Securities (defined below). The Company may issue and sell up to an aggregate total offering price of US$60,000,000. The Securities to be issued under the prospectus and Registration Statement on Form F-10 may consist of common shares, warrants to purchase common shares, subscription receipts that entitle the holder to receive, upon satisfaction of certain release conditions and for no additional consideration, common shares or warrants, or securities comprised of more than one of common shares, warrants and/or subscription receipts offered together as a unit (collectively, “Securities”).

The Company may sell the Securities, separately or together, to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be "at-the-market distributions" as defined in Canadian NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities.

Fiscal 2020

At the end of Fiscal 2020, the Company had working capital of $3,082,986 including cash and cash equivalents of $2,534,698 compared to working capital of $1,748,508, including cash and cash equivalents of $912,214 at the end of Fiscal 2019. The increase in working capital of $1,334,478 is due to the non-brokered private placement financings closed in March and August 2020 offset by the cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $4,688,836 at the end of Fiscal 2020 compared to $4,577,916 at the end of Fiscal 2019 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca Project of $1,434,882 (Fiscal 2019 - $1,434,882). Other components of long term liabilities relate to long-term portion of lease liabilities of $35,781 (Fiscal 2019 - $170,731) for office lease, gold loan payable of $2,842,756 (Fiscal 2019 - $2,541,338) entered with Almadex on May 14, 2019 and derivative financial liabilities of $375,417 (Fiscal 2019 - $430,965) related to the gold loan.

On March 27, 2020, and August 6, 2020, the Company closed non-brokered private placements for gross proceeds of $2,038,573 and of $2,015,000, respectively. With this additional cash, Management believes that the Company’s cash resources are sufficient to meet its minimum working capital for its next fiscal year as most expenditures in exploration and evaluation assets are discretionary.

Net cash used in operating activities during Fiscal 2020, was $1,253,362 (Fiscal 2019 - $1,892,325), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2020, was $1,757,718 (Fiscal 2019 - $3,751,770). Significant items include expenditures on exploration and evaluation assets of $1,750,935 (Fiscal 2019 - $3,324,173) while waiting for its development permits.

Net cash from financing activities during Fiscal 2020, was $4,633,564 (Fiscal 2019 - $1,475,729) as a result of net proceeds from non-brokered private placements of $3,850,209 (Fiscal 2019 - $Nil) in 2020, options and warrants exercised of $168,090 (Fiscal 2019 - $Nil), and gold in trust in of $818,360 (Fiscal 2019 - $1,577,704). Net cash used in financing activities during the Fiscal 2020 was $203,095 (Fiscal 2019 - $101,975) as a result of lease payments of $121,948 (Fiscal 2019 - $101,975), share issue costs of $40,990 (Fiscal 2019 - $Nil) and share issue costs on cashless exercise of options $40,157 (Fiscal 2019 - $Nil).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

On February 25, 2021, the Company filed a final short form base shelf prospectus in each of the provinces and territories of Canada, other than Québec (the “Shelf Prospectus”), and a corresponding amendment to its Registration Statement on Form F-10 with the Commission under the U.S./Canada Multijurisdictional Disclosure System.

Under the Registration Statement on Form F-10 and Canadian final short-form base prospectus, the Company may, from time to time, during the 25-month period that the prospectus remains valid, offer for sale and issue Securities (defined below). The Company may issue and sell Securities up to an aggregate total offering price of US$60,000,000.

The Company may sell the Securities, separately or together, to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be "at-the-market distributions" as defined in Canadian NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities.

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

Trend information

During 2020, prices of precious metals continued to be quite volatile, with the gold price trading at a low of about US$1450/ounce in March and a high of approximately US$2,075/ounce by August. The price of silver was characteristically more volatile, trading at a low of about US$11.65/ounce in March and a high of almost US$30/ounce by August.

Volatility is against a background of Central Banks lowering interest rates, and countries around the world accumulating massive debts even during good times and now exacerbated in the presence of the COVID-19 pandemic. Consumers have accumulated a lot of debt because of low interest rates and the likelihood that more consumer spending can bail everything out appears low.

It remains very difficult to predict the trajectory of the COVID-19 pandemic, but the effects are already drastic. Situations where there is increased risk to the established financial and social structures are the classic reason for owning gold and silver as preservers of savings and value; nevertheless, even the values of precious metals and the securities of companies engaged in their exploration, development and production are not immune to the repercussions that have resulted from the crisis.

Because of difficult financial conditions around the world, mining exploration has suffered and much resource development (including Almaden’s) has been held up by opposition from anti-development activists, in many cases emanating from well outside of the communities local to the development projects. Nevertheless, the demand and need for precious and other metals will continue to grow. The reserves of known deposits are being depleted and the need for replacement will grow. There are fewer advanced projects in the pipeline, and management anticipates that their value will come to be recognized by both investors and the jurisdictions where they occur.

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

Table No. 4

Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$240,420	$192,336	$48,084	-	-

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each. Effective December 31, 2015, the Chairman’s contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each. The Chairman’s contract and the President’s contract were amended April 1, 2016 and further amended on January 1, 2019 to make their term indefinite. Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer (“CFO”) entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Vice President, Corporate Development (“VP”) entered into an Employment Agreement for an indefinite term. Effective January 1, 2016, the Chairman’s and President’s base salaries (“Base Salary”) were $240,000 and $265,000, respectively, and the CFO’s and VP’s Base Salaries were $185,000 and $175,000, respectively. Effective January 1, 2017, the Chairman’s, President’s, CFO’s and VP’s Base Salaries were $240,000, $305,000, $203,500 and $192,500, respectively. Under the Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd. the Company provides management services to Azucar and Almadex. Azucar compensates the Company 60% (2019 – 40%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 30% (2019 – 20%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 90% (2019 – 60%) of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

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

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have;
o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plan and equipment and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists the directors of the Company as of March 26, 2021. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada.

Table No. 5

Directors of the Company

Name	Age	Date First Elected or Appointed
James Duane Poliquin	80	February 1, 2002(4)
John D. McCleary(2)(3)	80	February 1, 2002(4)
Morgan Poliquin	49	February 1, 2002(4)
Gerald G. Carlson(1)(2)(3)	75	February 1, 2002(4)
Mark T. Brown (1)(3)	52	May 30, 2011
William J. Worrall(1)(2)(3)	88	May 7, 2013
Elaine Ellingham	62	February 27, 2018

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

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996, and Gerald G. Carlson since July 1998.

Table No. 6 lists the Executive Officers of the Company as of March 26, 2021. The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents and citizens of Canada with the exception of Laurence Morris, who is a resident of Nicaragua and citizen of the United Kingdom.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	80	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	49	March 1, 2007
Korm Trieu	Chief Financial Officer	55	May 30, 2011
Douglas McDonald	Vice-President, Corporate Development	52	September 22, 2014
Laurence Morris	Vice-President, Operations & Projects	67	April 30, 2018
John A. Thomas	Vice-President, Project Development	73	September 9, 2019

(1) Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career. He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. Mr. Poliquin spends virtually all of his time on the affairs of the Company, Azucar Minerals Ltd. and Almadex Minerals Ltd., of which he also serves as Chairman of the Board and a director, his principal occupation during the preceding five years.

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

Morgan Poliquin is a registered professional geological engineer with over 20 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994). In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter. He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company, Azucar Minerals Ltd. and Almadex Minerals Ltd., of which he also serves as President, CEO and a director, his principal occupation during the preceding five years.

Gerald G. Carlson has been involved in mineral exploration and junior exploration company management for over 45 years. Mr. Carlson has a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College. He is Executive Chairman and a director of Pacific Ridge Exploration Ltd., a copper and gold exploration company listed on the TSX-V, his principal occupation during the preceding five years. He is a Fellow of the Society of Economic Geologists, a member of Engineers and Geoscientists BC, Engineers Yukon and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson spends less than 5% of his time on the affairs of the Company.

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and earned a Bachelor’s Degree in Commerce from the University of British Columbia in 1990. Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants. From 1994 to 1997, he was the controller of two TSE (now TSX) 300 mining companies, one after the other, each of which produced in excess of 100,000 ounces of gold annually. At the end of 1997, Mr. Brown joined Pacific Opportunity Capital Ltd. which was set up to provide business and financial support, both administratively and for transactions and negotiations, to public and private emerging companies. Mr. Brown spends approximately 5% of his time on the affairs of the Company. He also serves as a Director of Alianza Minerals Ltd. and Avrupa Minerals Ltd., both mineral exploration companies listed on the TSX-V. Mr. Brown also serves as a Director, President, or Chief Financial Officer of the following companies:

a.	Director – Azucar Minerals Ltd., an exploration company listed on the TSX-V.
b.	Director - Almadex Minerals Ltd., an exploration company listed on the TSX-V.
c.	Director – East West Petroleum Corp., an oil and gas company listed on the TSX-V.
d.	Chief Executive Officer and Director – Mich Resources, an exploration company listed on the CSE.
e.	Chief Financial Officer - Adamera Minerals Corp., an exploration company listed on the TSX-V.
f.	Chief Financial Officer – Orestone Mining Corp., an exploration company listed on the TSX-V.
g.	Director – Mountain Boy Minerals Ltd., an exploration company listed on the TSX-V.
h.	Chief Financial Officer – Gold Terra Resource Corp, TSX-V.
i.	Director – Mineral and Financial Investments Ltd. – LSE.

Mr. Brown was formerly a director of Ascent Industries Corp. (formerly Paget Minerals Ltd.), a company listed on the Canadian Securities Exchange (“CSE”), until February 13, 2019. On March 1, 2019, Ascent Industries Corp. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCCA”). On April 5, 2019, Ascent Industries Corp sold its Canadian assets, repaid all liabilities, and had excess cash on hand such that it was discharged from the CCAA process and now trades on the CSE under the symbol LUFF.

Mr. Brown was formerly a director of Sutter Gold Mining Inc. (“SGM”) until May 21, 2019. On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018. SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order, which is still in effect. On May 17, 2019, pursuant to an order of the Supreme Court of British Columbia, a receiver was appointed for SGM in order to sell all the assets of SGM and repay the lender which was subsequently completed upon the sale of the mine in California.

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

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, having held senior positions in several mining companies. Ms. Ellingham serves as President of Ellingham Consulting, an independent consulting firm providing corporate advisory services. She spent eight years with the Toronto Stock Exchange serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Alamos Gold Inc., Blue Thunder Mining Inc, 79North Ltd., Omai Gold Mines Corp. and the Prospectors and Developers Association of Canada, her principal occupation during the preceding five years. Ms. Ellingham spends less than 5% of her time on the affairs of the Company.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar Minerals Ltd. and Almadex Minerals Ltd., of which he is also the Chief Financial Officer, his principal occupation during the preceding five years.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 20 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar Minerals Ltd. and Almadex Minerals Ltd., of which he is also a director and the Vice President, Corporate Development, his principal occupation during the preceding five years.

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

During Fiscal 2020, the Chairman was remunerated at his base salary of $240,000 per annum, of which he has agreed to defer payment of $96,000 (2019 - $64,000), and the Chief Executive Officer was remunerated at his base salary of $335,000 per annum. The Chief Executive Officer’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Effective December 31, 2015, a contract with a company in which the Chairman is a shareholder, Hawk Mountain Resources Ltd., was terminated by mutual consent with the Company and, in lieu thereof, the Chairman entered into a new employment contract directly with the Company. The new employment contract includes a base salary of $240,000 per annum and has an effective date of January 1, 2016. It has an initial two-year term and is renewable for two additional successive terms of 24 months each (the “Extended Term”) ending December 31, 2021. On January 1, 2019, both the Chief Executive Officer’s and Chairman’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite.

During Fiscal 2020, the Chief Financial Officer (“CFO”) and the Vice President, Corporate Development (“VPCD”) were remunerated at their base salary of $225,000 CAD and $212,000 CAD, respectively. Each of the CFO’s and VPCD’s employment agreements have indefinite terms. The Vice President, Operations & Projects and the Vice President, Project Development were compensated at an annual fee of $Nil USD and annual fees of $65,000 CAD, respectively.

Under Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd., the Company provides management services to Azucar and Almadex. Azucar compensates the Company 60% (2019 – 40%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 30% (2019 – 20%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 90% (2019 – 60%) of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Vice President, Corporate Development.

All non-management Directors are compensated $12,000 yearly and the Chairs of the Audit Committee and Compensation, Nominating and Corporate Governance Committee are compensated $5,000 yearly, effective January 1, 2017. The Compensation Committee also recommended that, with respect to Director stock options, up to 400,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 7 below, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2020 was $236,200 (Fiscal 2019 - $751,291) after recovery by the Company of 90% (2019 - 60%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 7

Summary Compensation Table

					Long-Term Compensation
Annual Compensation					Awards
					Restricted	Options/
Name,	Fiscal			Other Annual	Stock	SARS	LTIP	All Other
Principle Position and	Year	Salary	Bonus	Compensation	Awards	Granted	Payouts	Compensation
Jurisdiction of Residence						(#)
Duane Poliquin	2020(1)(2)	$24,000(10)	Nil	Nil	Nil	800,000	Nil	Nil
Chairman of the Board &	2019(1)(2)	$96,000(10)	Nil	Nil	Nil	565,000	Nil	Nil
Director, B.C, Canada.	2018(1)(2)	$138,194	Nil	Nil	Nil	650,000	Nil	Nil
Morgan Poliquin	2020(1)(2)	$33,500	Nil	Nil	Nil	2,075,000	Nil	Nil
President, CEO	2019(1)(2)	$134,000	Nil	Nil	Nil	1,065,000	Nil	Nil
& Director, B.C, Canada	2018(1)(2)	$192,895	$66,250	Nil	Nil	1,000,000	Nil	Nil
Jack McCleary	2020	Nil	Nil	Nil	Nil	318,000	Nil	$17,0000(3)(5)
Director, AB, Canada	2019	Nil	Nil	Nil	Nil	232,000	Nil	$17,0000(3)(5)
	2018	Nil	Nil	Nil	Nil	218,000	Nil	$17,0000(3)(5)
Gerald G. Carlson	2020	Nil	Nil	Nil	Nil	272,000	Nil	$12,000(3)
Director, B.C, Canada	2019	Nil	Nil	Nil	Nil	240,000	Nil	$12,000(3)
	2018	Nil	Nil	Nil	Nil	172,000	Nil	$12,000(3)
Mark T. Brown	2020	Nil	Nil	Nil	Nil	268,000	Nil	$17,000(3)(4)
Director, B.C, Canada	2019	Nil	Nil	Nil	Nil	282,000	Nil	$17,000(3)(4)
	2018	Nil	Nil	Nil	Nil	68,000	Nil	$17,000(3)(4)
William J. Worrall	2020	Nil	Nil	Nil	Nil	385,000	Nil	$12,000(3)
Director, B.C, Canada	2019	Nil	Nil	Nil	Nil	115,000	Nil	$12,000(3)
	2018	Nil	Nil	Nil	Nil	285,000	Nil	$12,000(3)
David Strang(6)	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director, B.C,	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Canada	2018	Nil	Nil	Nil	Nil	Nil	Nil	$12,000(3)
Elaine Ellingham(7)	2020	Nil	Nil	Nil	Nil	100,000	Nil	$12,000(3)
Director, ON, Canada	2019	Nil	Nil	Nil	Nil	Nil	Nil	$12,000(3)
	2018	Nil	Nil	Nil	Nil	400,000	Nil	Nil
Korm Trieu	2020(1)(2)	$22,500	Nil	Nil	Nil	605,000	Nil	Nil
Chief Financial Officer,	2019(1)(2)	$90,000	Nil	Nil	Nil	240,000	Nil	Nil
B.C, Canada	2018(1)(2)	$129,556	$27,750	Nil	Nil	255,000	Nil	Nil
Douglas McDonald	2020(1)(2)	$21,200	Nil	Nil	Nil	625,000	Nil	Nil
Vice President, Corporate	2019(1)(2)	$84,800	Nil	Nil	Nil	175,000	Nil	Nil
Development, B.C, Canada	2018(1)(2)	$122,071	$28,875	Nil	Nil	200,000	Nil	Nil
Laurence Morris(8)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vice President, Operations	2019	$236,491	Nil	Nil	Nil	Nil	Nil	Nil
& Projects, Nicaragua	2018	$246,488	Nil	Nil	Nil	300,000	Nil	Nil
John A. Thomas (9)	2020	$65,000	Nil	Nil	Nil	Nil	Nil	Nil
Vice President, Project	2019	$40,000	Nil	Nil	Nil	300,000	Nil	Nil
Development, B.C, Canada	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Azucar has compensated the Company, from August 1, 2015 to December 31, 2018, 30%, during Fiscal 2019, 40% and, during Fiscal 2020, 60% of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 30%, 40% or 60% from Azucar.
(2)	Almadex has compensated the Company, from May 18, 2018 to December 31, 2019, 20% and, during Fisca1 2020, 30% of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 20% or 30% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chairman’s fees.
(5)	Compensation Committee Chairman’s fees.
(6)	David Strang commenced as a Director of the Company effective August 8, 2016 and resigned effective June 27, 2018.
(7)	Elaine Ellingham commenced as a Director of the Company effective February 27, 2018.
(8)	Laurence Morris commenced as Vice President, Operations & Projects effective April 30, 2018 and pursuant to his Independent Contractor Agreement dated January 15, 2018 is compensated at an annual fee of Nil USD during 2020, $178,330 USD during 2019 and $187,497 USD during 2018.
(9)	John A. Thomas commenced as Vice President, Project Development effective September 9, 2019 and pursuant to his Independent Contractor Agreement dated July 1, 2019 is compensated at a rate of $5,000 per month.
(10)	Duane Poliquin has agreed to defer payment to him of $96,000 of his $240,000 gross salary (2019 - $64,000 of his $240,000 gross salary).

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chairman

The Company entered into an Executive Employment Contract dated January 1, 2016, as amended by Amending Agreement dated April 1, 2016 and Second Amending Agreement made January 1, 2019 (the “DP Agreement”) between the Company and Duane Poliquin (the “Executive” under the DP Agreement) which replaced an expired Executive Compensation Contract dated January 29, 2013 (the “HMR Agreement”) between the Company and Hawk Mountain Resources Ltd. (“Management Company”), a private company of which Duane Poliquin (the “Executive” under the HMR Agreement) is a shareholder, which was terminated by mutual agreement on December 31, 2015. The DP Agreement will terminate or may be terminated for any one of the following reasons:

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

The Independent Contractor Agreement dated January 15, 2018 (the “LM Agreement”) between the Company and Laurence Morris (the “Contractor” under the LM Agreement) may be terminated for any one of the following reasons:

a.	by Contractor, at any time, without cause or reason, upon 90 days written notice to the Company;
b.	by the Company, for cause, at any time in the event of a failure by Contractor to comply with any of the provisions of the LM Agreement, including, without limitation, a persistent failure on the part of Contractor to follow the directions of the Board or CEO or any act of gross negligence or willful misconduct on the part of Contractor, where the Company has communicated such failure to Contractor and a reasonable opportunity to cure the failure has been provided, or by the Company immediately upon the death or incapacity of Contractor or upon Contractor no longer being qualified, under applicable corporate or securities laws or stock exchange requirements, to be the Vice-President Operations & Projects of the Company;
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

The Independent Contractor Agreement dated July 1, 2019 (the “JT Agreement”) between the Company and John A. Thomas (the “Contractor” under the JT Agreement) may be terminated for any one of the following reasons:

a.	by Contractor, at any time, without cause or reason, upon 30 days written notice to the Company;
b.	by the Company, for cause, at any time in the event of a failure by Contractor to comply with any of the provisions of the JT Agreement, including, without limitation, a persistent failure on the part of Contractor to follow the directions of the Board or CEO or any act of gross negligence or willful misconduct on the part of Contractor, where the Company has communicated such failure to Contractor and a reasonable opportunity to cure the failure has been provided, or by the Company immediately upon the death or incapacity of Contractor or upon Contractor no longer being qualified, under applicable corporate or securities laws or stock exchange requirements, to be the Vice-President, Project Development of the Company;
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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2020, Fiscal 2019 and Fiscal 2018 vested on the date granted. Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval. The Plan received its triennial approval in Fiscal 2020.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 26, 2021 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Options Outstanding	Exercise Price CDN$	Expiry Date
Duane Poliquin	100,000	0.69	05/06/2021
Chairman of the Board & Director	300,000	0.80	07/07/2021
	165,000	0.90	09/16/2021
	500,000	0.64	06/09/2022
	200,000	1.13	10/03/2022
	100,000	0.89	12/15/2022
Morgan Poliquin	500,000	0.80	07/07/2021
President, Director &	315,000	0.90	09/16/2021
Chief Executive Officer	375,000	0.47	03/04/2022
	500,000	0.62	05/31/2022
	700,000	0.64	06/09/2022
	200,000	1.13	10/03/2022
	300,000	0.89	12/15/2022
	250,000	0.97	02/09/2023
Jack McCleary	157,000	0.69	05/06/2021
Director	100,000	0.64	06/09/2022
	218,000	1.13	10/03/2022
	75,000	0.96	03/03/2023
Gerald G. Carlson	25,000	0.69	05/06/2021
Director	50,000	0.80	07/07/2021
	115,000	0.90	09/16/2021
	50,000	0.64	06/09/2022
	150,000	1.13	10/03/2022
	72,000	0.89	12/15/2022
	50,000	0.97	02/09/2023
Mark T. Brown	117,000	0.80	07/07/2021
Director	115,000	0.90	09/16/2021
	100,000	0.62	05/31/2022
	50,000	0.64	06/09/2022
	118,000	1.13	10/03/2022
	50,000	0.97	02/09/2023
William J. Worrall	115,000	0.90	09/16/2021
Director	250,000	0.64	06/09/2022
	105,000	1.13	10/03/2022
	30,000	0.89	12/15/2022
Elaine Ellingham	400,000	1.08	03/29/2021
Director	100,000	0.47	04/30/2022
Korm Trieu	115,000	0.90	09/16/2021
Chief Financial Officer	250,000	0.47	03/04/2022
	75,000	0.41	04/30/2022
	150,000	0.64	06/09/2022
	100,000	1.13	10/03/2022
	30,000	0.89	12/15/2022
	50,000	0.97	02/09/2023
	75,000	0.96	03/03/2023
Douglas McDonald	100,000	0.90	09/16/2021
Vice President, Corporate Development	250,000	0.47	03/04/2022
	20,000	0.64	06/09/2022
	100,000	1.13	10/03/2022
	255,000	0.89	12/15/2022
	75,000	0.96	03/03/2023
John A. Thomas	150,000	1.01	08/13/2021
Vice President, Project Development	50,000	0.97	02/09/2023
	100,000	0.96	03/03/2023
Total Directors/Officers (10 persons)	9,062,000
Total Employees/Consultants (11 persons)	2,180,000
Total Directors/Officers/Employees/Consultants	11,242,000

No funds were set aside or accrued by the Company during Fiscal 2020 to provide pension, retirement or similar benefits for directors or executive officers.

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

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company’s directors have adopted various codes and policies for the Company, its directors, officers, employees and consultants. The codes and policies adopted to date are as follows: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and Privacy Policy (the “Codes”). The Codes may be viewed on the Company’s website at www.almadenminerals.com. The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006. Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

In the Fiscal year ended December 31, 2020 there were six (6) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Number
Duane Poliquin	6
Morgan Poliquin	6
Jack McCleary	5
Gerald G. Carlson	6
Mark T. Brown	6
William J. Worrall	6
Elaine Ellingham	6

The Chairman is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2020, six (6) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE American Company Guide Rules. The current Board is composed of seven members. The Board has determined that a majority of directors, namely 5 directors, are independent - Jack McCleary, Gerald Carlson, William J. Worrall, Elaine Ellingham and Mark T. Brown. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chairman and Chief Executive Officer/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian Securities Administrators’ National Instrument NI 52-110 - Audit Committees (“NI 52-110”) and NYSE American Exchange Company Guide Rules.

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

Audit Committee

The full text of the initial Audit Committee Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Charter was altered to more properly define the functions of the Audit Committee. The revised Audit Committee Charter is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

Mark T. Brown is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s Degree in Commerce from the University of British Columbia. Mr. Brown received his Chartered Accountant’s designation in 1993 while working at Price Waterhouse, Chartered Accountants. Mr. Brown has extensive business and financial experience, has served as a director of a number of other publicly traded companies over the past 20 years, and currently serves as a director or Chief Financial Officer of twelve other publicly traded companies.

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

Gerald G. Carlson holds a B.A.Sc. from the University of Toronto, a M.Sc. from Michigan Technological University and a Ph.D. from Dartmouth College. He is Executive Chairman and a director of a publicly traded company listed on the TSX-V and a director of a publicly traded company listed on the CSE. He is a past President of AME BC (formerly the B.C. and Yukon Chamber of Mines), Director and past President of the Society of Economic Geologists Canada Foundation, a Fellow of the Society of Economic Geologists, a member of Engineers and Geoscientists BC, Engineers Yukon and the Canadian Institute of Mining, Metallurgy & Petroleum.

The Audit Committee met four (4) times during Fiscal 2020.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Jack McCleary, William Worrall and Gerald Carlson. The Nominating and Corporate Governance Committee met five (5) times during Fiscal 2020. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Jack McCleary, William Worrall, Mark T. Brown and Gerald Carlson. The Compensation Committee met five (5) times during Fiscal 2020 with Jack McCleary, Mark T. Brown, Gerald Carlson and William Worrall attending all five (5) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Form Annual Report on Form 20-F, one of the Company’s directors (representing 14.3% of the Company’s seven directors) is and none of the Company’s executive officers are women.

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

Employees

As of December 31, 2020, the Company operated with nine people in Canada, of which six are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

Table No. 10 lists, as of March 26, 2021, directors and executive officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	5,113,636(1)(11)	3.68%
Common	Morgan Poliquin	4,901,893(2)(11)	3.49%
Common	Jack McCleary	661,711(3)	0.48%
Common	Gerald G. Carlson	672,530(4)	0.49%
Common	Mark T. Brown	585,000(5)	0.42%
Common	William J. Worrall	563,366(6)	0.41%
Common	Korm Trieu	953,144(7)	0.69%
Common	Doug McDonald	924,401(8)	0.67%
Common	Elaine Ellingham	537,500(9)	0.45%
Common	John A. Thomas	300,000(10)	0.22%
	Total Directors/Officers as group	15,213,181	11.00%

(1)	Of these shares 1,365,000 represent currently exercisable stock options. 540,500 represent currently exercisable warrants.
(2)	Of these shares 3,140,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 550,000 represent currently exercisable stock options.
(4)	Of these shares 512,000 represent currently exercisable stock options. 27,703 represent currently exercisable warrants.
(5)	Of these shares 550,000 represent currently exercisable stock options.
(6)	Of these shares 500,000 represent currently exercisable stock options.
(7)	Of these shares 845,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife. 28,000 represent currently exercisable warrants.
(8)	Of these shares, 800,000 represent currently exercisable stock options. 7,500 of those shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(9)	Of these shares 500,000 represent currently exercisable stock options, 12,500 represent currently exercisable warrants. 44,400 of these shares are held indirectly through Edward Kammermayer, the husband of Mrs. Ellingham.
(10)	Of these shares 300,000 represent currently exercisable stock options.
(11)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of March 26, 2021 and stock options and warrants exercisable within 60 days held by each beneficial owner.

Item 7. Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 11 lists, as of March 26, 2021, the only persons or companies beneficially owning more than 5% of the Company’s voting securities.

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	5,113,636(1)(3)	3.68%
Common	Morgan Poliquin	4,901,893(2)(3)	3.49%

(1)	Of these shares 1,365,000 represent currently exercisable stock options. 540,500 represent currently exercisable warrants.
(2)	Of these shares 3,140,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of March 26, 2021 and stock options and warrants exercisable within 60 days held by each beneficial owner.

Related party transactions

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements. However, any agreement or any agreement to be negotiated between the Company and such other companies has been or will be approved by directors of the Company, in accordance with the common law and the provisions of the Business Corporations Act (British Columbia).

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President, Operations & Projects, and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 60% (2019 – 40%, 2018 – 30%) of executive officer compensation from Azucar and 30% (2019 – 20%, 2018 – 20%) of executive officer compensation from Almadex:

	February 28, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Professional fees	$10,000	$65,000	$276,491	$246,488
Salaries and benefits	17,367	101,200	404,800	705,591
Share-based payments	360,250	1,471,300	768,020	1,090,540
Directors’ fees	-	70,000	70,000	70,000
	$387,617	$1,707,500	$1,519,311	$2,112,619

(b)	Administrative Services Agreements

The Company recovers a portion of expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2020, the Company received $935,872 (2019 - $639,320; 2018 - $542,657) from Azucar for administrative services fees included in other income and received $468,227 (2019 - $320,093; 2018 - $243,260) from Almadex for administrative services fees included in other income.

At December 31, 2020, included in accounts receivable is $81,623 (2019 - $61,873) due from Azucar and $40,678 (2019 - $34,296) due from Almadex in relation to expenses recoveries.

At December 31, 2020, the Company accrued $37,689 (2019 - $133,498) payable to Almadex for exploration and drilling services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2020, the Company employed the Chairman’s daughter for a salary of $41,300 less statutory deductions (2019 - $41,300; 2018 - $48,800) for marketing and administrative services provided to the Company.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8. Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report.

Legal Proceedings

The Company’s Ixtaca Project Original Concessions (see definition below) are subject to legal proceedings (the “Amparo”). On April 7, 2015, the Ejido Tecoltemi filed the Amparo against Mexican mining authorities claiming that Mexico’s mineral title system is unconstitutional because indigenous consultation is not required before the granting of mineral title. Almaden’s two original mining concessions covering the Ixtaca Project (the “Original Concessions”) (Figure 1 below) are the subject matter of the Amparo. The Original Concessions cover Almaden’s Ixtaca Project and certain endowed lands of the Ejido (the “Ejido Lands”). The Ejido Lands overlap approximately 330 Ha of the far southeastern corner of the Original Concessions and are not considered material to Almaden.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Original Concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation can be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior Court (the “Collegiate Court”) has accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo, and these appeals are in the process of being studied for resolution.

The Company is not able to provide a timeframe regarding when a decision may be forthcoming from the Collegiate Court. The operations of the Collegiate Courts have been disrupted by the COVID–19 pandemic and normal response times have been substantially delayed. The Company is able to access and work on the Ixtaca Project while the Amparo is before the Collegiate Court.

On January 13, 2021, the Second Chamber of the Mexican Supreme Court of Justice of the Nation (“SCJN”) issued a decision concerning a mining property in north Puebla state owned by a company unrelated to Almaden, where the constitutionality of Mexico’s mining laws had also been challenged. The SCJN, in a unanimous decision, confirmed that Mexico’s mining law is constitutional. The Company’s Mexican constitutional law attorney has advised that this decision will have to be taken into account in the Amparo being appealed before the Collegiate Court.

Figure 1: Original Concessions. Ixtaca environmental and social impact areas, and Ejido Lands

Shortly after the Amparo was filed in April, 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

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

In the event the provisional lower court Amparo decision becomes final, this would result in amendments to Mexican mining law and could suggest that all mineral claims granted in Mexico since 2001 are unconstitutional. In Almaden’s case, the Original Concessions (see Figure 1 above) would be deemed to be illegal but the mineral rights over that land would be held for Almaden until such time as indigenous consultation can be completed. However, given that Almaden has no interest in conducting work on the Ejido Lands, it is unclear over what area indigenous consultation would occur. It is noted that none of the communities located within the New Concessions (see Figure 3 below) or within the Ixtaca Project’s area of social impact are party to the Amparo. Moreover, the surface area of the proposed Ixtaca Project is covered by private property.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. In the event of a negative outcome on the Amparo, or for other reasons, consultation with indigenous communities by Mexican authorities and the Company may be required. In the event consultation is required, this may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) (see Figure 2 below) and then voluntarily cancelled the Overlapping Concessions (see Figure 3 below – which shows only the “New Concessions”). The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a Court Order.

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

On December 1, 2020, the higher court denied the Company’s October 14, 2019 appeal, which objected to the reinstatement by the Mexican mining authorities of the Company’s Original Concessions. This court decision upheld the action of Mexican mining authorities that reinstated the Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and left the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (such as the Administrative Challenge referred to below).

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

Almaden believes that the December Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel has advised that the December Communication should have no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December Communication is dated December 21, 2018, the Company first became aware of it in May 2019 through a review of court documents.

Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca Project. As noted above those claims are subject to the Amparo.

The Original Concessions provide the Company with the same exploration and mining rights over the Company’s Ixtaca Project as the New Concessions would, with the exception that the Company’s mineral rights in the area are 7,000 Ha larger than they would otherwise be. The Company may not access or conduct any mining or exploration activities on the Ejido Lands which constitute 330 hectares at the extreme southeast edge of the Original Concessions (Figure 1, above) in an area which the Company had sought to drop from its reduced mineral claims. The Original Concessions over the Ejido Lands are subject to the Amparo. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project. Almaden continues to file taxes and assessment reports on the basis of the reduced area defined by the New Concessions. These taxes have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding taxes on the Original Concessions.

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

The Company’s common shares commenced trading on February 11, 2002 on TSX and December 19, 2005 on the American Stock Exchange, now the NYSE American.

Table No. 12 lists the high and low prices for the shares of Almaden Minerals Ltd. common shares on NYSE American for the preceding five years. Table No. 13 lists the high and low prices for shares of Almaden Minerals Ltd. common shares on TSX for the preceding five years.

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Year Ended	High	Low
12/31/2020	$1.24	$0.21
12/31/2019	0.90	0.43
12/31/2018	1.05	0.48
12/31/2017	1.75	0.71
12/31/2016	1.88	0.50

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Year Ended	High	Low
12/31/2020	$1.60	$0.31
12/31/2019	1.19	0.57
12/31/2018	1.35	0.63
12/31/2017	2.33	0.92
12/31/2016	2.44	0.73

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common shares on NYSE American for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common shares on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Quarter Ended	High	Low
12/31/2020	$1.24	$0.45
09/30/2020	1.09	0.47
06/30/2020	0.59	0.26
03/31/2020	0.61	0.21
12/31/2019	0.76	0.43
09/30/2019	0.82	0.58
06/30/2019	0.68	0.43
03/31/2019	0.90	0.56

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Quarter Ended	High	Low
12/31/2020	$1.60	$0.59
09/30/2020	1.43	0.64
06/30/2020	0.77	0.38
03/31/2020	0.79	0.31
12/31/2019	1.00	0.58
09/30/2019	1.10	0.76
06/30/2019	0.89	0.57
03/31/2019	1.19	0.76

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common shares on NYSE American for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common shares on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Month Ended	High	Low
02/28/2021	$1.20	$0.65
01/31/2021	0.85	0.48
12/31/2020	1.07	0.45
11/30/2020	1.24	0.93
10/31/2020	1.03	0.75
09/30/2020	1.09	0.64

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Month Ended	High	Low
02/28/2021	$1.52	$0.83
01/31/2021	1.08	0.61
12/31/2020	1.40	0.59
11/30/2020	1.60	1.22
10/31/2020	1.35	1.00
09/30/2020	1.43	0.83

The closing price of the Company’s common shares was $0.73 (US$) on the NYSE American and $0.94 (C$) on TSX on February 28, 2021.

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

The Company's common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 28, 2021, the shareholders' list for the Company’s common shares showed 216 registered shareholders, including depositories, and 121,300,254 shares outstanding. 179 of these registered shareholders are U.S. residents, owning 22,857,095 shares representing 19% of the issued and outstanding common shares. 26 of these registered shareholders are Canadian residents, owning 93,597,780 shares representing 77% of the issued and outstanding common shares. 11 of these registered shareholders are of other countries, owning 4,845,379 shares representing 4% of the issued and outstanding common shares.

Table No. 18 lists changes, if any, in issued shares to March 26, 2021:

Table No. 18

Shares Issued to March 26, 2021

Number
Balance, December 31, 2020	120,650,254
Balance, March 26, 2021	137,221,408

Item 10. Additional Information

Flow-Through Common Shares

Flow-through common shares differ from other common shares in one aspect only, namely the tax benefits connected with qualified mineral exploration expenditures in Canada associated with the funds raised through the sale of flow through shares flow-through to the shareholder rather than the Company; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. These tax benefits are available only to shareholders residing in Canada who are subject to Canadian Federal Income Tax for the taxation year in which the credit is being claimed. Shareholders residing in the U.S. and other non-Canadian shareholders receive no tax benefits through the purchase of flow-through shares.

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares. There were no flow-through shares issued in Fiscal 2020, Fiscal 2019 or Fiscal 2018. In Fiscal 2011, the Company issued 100,000 flow-through shares.

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

The revised Articles are an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006, and replaced the Memorandum and Articles as filed with the Commission on May 17, 2002.

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

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. All the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

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

A copy of the Company’s new Articles is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Shareholder Rights Plan

On April 13, 2011, the Company’s Board of Directors adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent. The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011, reconfirmed by the shareholders of the Company at the 2014 Annual General Meeting, amended and reconfirmed at the 2017 Annual General Meeting and reconfirmed at the 2020 Annual General Meeting. The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

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

The full text of the Amended Advance Notice Policy is an exhibit to the 2017 Annual Report on Form 20-F filed with the Commission on March 29, 2018.

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

The full text of the Amended Multiple Voting Policy is an exhibit to 2017 Annual Report on Form 20-F filed with the Commission on March 29, 2018.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this Annual Report on Form 20-F.

1. Gold Loan Agreement dated as of May 14, 2019 between the Company (the “Borrower”) and Almadex Minerals Ltd. (the “Lender”). Almaden may borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, the Lender will sell the requested gold and send the proceeds in US dollars to the Borrower. Interest will be at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2024, but may be extended to March 31, 2026 upon written notice from Borrower to Lender. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of the Lender. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory Prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. The full text of the Gold Loan Agreement is filed as an exhibit to this Annual Report on Form 20-F.

Exchange controls

Except as discussed above, the Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of interest, dividends or other payments to non-Canadian holders of the Company's common shares. There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of non-Canadians to hold or vote securities of the Company, except that the Investment Canada Act (Canada) may require that, if specified thresholds are exceeded, a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one third or more of the voting shares of the Company would give rise to a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act (Canada) provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or any entity that is not controlled or beneficially owned by Canadians.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common shares reflects the Company’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, company or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the U.S., have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. holder that is an issuer that carries on business in Canada and elsewhere.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold common shares of the Company as capital property for the purposes of the Canadian Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a common shares of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

Documents on Display / Additional Information

Any of the documents referred to above can be viewed at the head office of the Company located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9.

This Annual Report and the Company’s recent Form 6-K filings can be viewed on the EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html. Additional information relating to the Company may be found on Sedar at www.sedar.com. As well, additional information is contained in the Company’s Information Circular for its most recent annual meeting of security holders that involved the election of directors held on June 30, 2020 and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $208,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $29,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $25,000.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”) as of December 31, 2020. This evaluation was conducted under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Commission that permit the Company to provide only management’s report in this Form Annual Report on Form 20-F.

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

Item 16B. Code of Ethics

The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter. These initial codes were filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Commission on May 11, 2004. After review, the Company has adopted revised and new codes as follow: Audit Committee Charter, Nominating and Corporate Governance Committee-Responsibilities and Duties, Compensation Committee-Responsibilities and Duties, Code of Business Ethics, Code of Business Conduct and Ethics for Directors, Communications Policy, Securities Trading Policy, Whistleblowers Policy and a Privacy Policy (the “Codes”). The Codes may be viewed on the Company’s website at www.almadenminerals.com. The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006. Any amendments to the Codes or waivers of the provision of any Codes will be posted on the Company’s website within 5 business days of such amendment or waiver.

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

Table No. 19 lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19

Principal Accountant Fees

	December 31, 2020	December 31, 2019
Audit fees	$42,000	$40,000
Audit-related fees	15,088	20,469
Tax fees	-	-
All other fees	-	-

Fiscal 2020 and Fiscal 2019 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

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

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 26, 2021

Consolidated statements of financial position at December 31, 2020 and 2019

Consolidated statements of comprehensive loss for the years ended December 31, 2020, 2019 and 2018

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018

Summary of significant accounting policies and other explanatory information

B. Index to Exhibits

1.	Certificate of Amalgamation
Amalgamation Agreement
- Incorporated by reference to the Company’s Form Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Commission on May 17, 2002.
1.1	Articles
- Incorporated by reference to the Company’s Form Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.

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
4.2

Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd. - Incorporated by reference to the Form 6-K and filed with the Commission on June 20, 2013.
4.4

Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.
4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.

4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.
4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. and filed with the Commission on March 31, 2016.
4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.
4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016 and filed with the Commission on March 31, 2016.
4.11	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.
4.12	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.
4.13	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.14	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.15	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018 and filed with the Commission on March 15, 2019.
4.16	Gold Loan Agreement between the Company and Almadex Minerals Ltd. dated effective May 14th, 2019 and filed with the commission on March 27, 2020.

4.17	Short Form Base Shelf Prospectus and filed with the commission on February 25, 2021

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
11.1	Nominating and Corporate Governance Committee-Duties and Responsibility
11.2	Compensation Committee-Responsibilities and Duties
11.3	Code of Business Ethics
11.4	Code of Business Conduct and Ethics for Directors
11.5	Communications Policy
11.6	Securities Trading Policy
11.7	Whistleblower Policy
11.8	Privacy Policy
- Incorporated by reference to the Company’s Form Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.
11.9

Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting and as reconfirmed at the 2020 Annual General Meeting.

- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.

11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Davidson & Company LLP
15.2	Consent of Jesse Aarsen
15.3	Consent of Kristopher Raffle
15.4	Consent of G.H. Giroux
15.5	Consent of Tracey Meintjes
15.6	Consent of R. Breese Burnley
15.7	Consent of Edward Wellman
15.8	Consent of Morgan Poliquin
15.9	Consent of SRK Consulting (U.S.), Inc.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: March 26, 2021	By /s/Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2020, 2019 and 2018

Almaden Minerals Ltd.

December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada
Chartered Professional Accountants

March 26, 2021

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	2,534,698	912,214
Gold in trust (Note 8)	955,781	1,576,366
Accounts receivable and prepaid expenses (Note 4)	175,008	160,717
	3,665,487	2,649,297

Non-current assets
Right-of-use assets (Note 5)	151,790	273,222
Property, plant and equipment (Note 6)	14,025,665	14,168,326
Exploration and evaluation assets (Note 7)	58,605,829	56,973,010
	72,783,284	71,414,558
TOTAL ASSETS	76,448,771	74,063,855

LIABILITIES
Current liabilities
Trade and other payables (Note 10 (a)(c))	447,551	778,841
Current portion of lease liabilities (Note 5)	134,950	121,948
	582,501	900,789

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	35,781	170,731
Gold loan payable (Note 8)	2,842,756	2,541,338
Derivative financial liabilities (Note 8)	375,417	430,965
Deferred income tax liability (Note 13)	1,434,882	1,434,882
	4,688,836	4,577,916
Total liabilities	5,271,337	5,478,705

EQUITY
Share capital (Note 9)	131,189,978	127,022,366
Reserves (Note 9)	19,243,992	17,689,952
Deficit	(79,256,536)	(76,127,168)
Total equity	71,177,434	68,585,150
TOTAL EQUITY AND LIABILITIES	76,448,771	74,063,855

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 26, 2021.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2020	2019	2018
Expenses	$	$	$
Professional fees (Note 10(a))	564,145	928,119	848,890
Salaries and benefits (Note 10(a))	1,337,010	1,378,501	1,612,300
Travel and promotion	82,013	262,094	275,921
Depreciation (Note 6)	19,564	24,199	28,277
Office and license (Note 10(b))	140,137	93,252	139,545
Rent (Note 10(b))	-	-	171,873
Amortization of right-of-use assets (Note 5)	121,432	121,432	-
Occupancy expenses (Note 5)	45,248	39,561	-
Interest expense on lease liabilities (Note 5)	21,480	32,305	-
Arrangement fee on gold loan payable (Note 8)	-	50,000	-
Interest, accretion and standby fees on gold loan payable (Note 8)	371,250	216,918	-
Listing and filing fees	199,327	225,432	179,247
Insurance	75,568	66,096	66,942
Directors’ fees (Note 10(a))	70,000	70,000	70,000
Share-based payments (Note 9(d) and 10(a))	1,784,500	933,120	1,308,740
	4,831,674	4,441,029	4,701,735

Other income (loss)
Administrative services fees (Note 10(b))	1,404,099	959,413	785,917
Interest income	40,196	41,650	164,435
Finance fees	(54,577)	(204,231)	-
Impairment of exploration and evaluation assets (Note 7)	-	(501,620)	-
Unrealized gain (loss) on derivative financial liabilities (Note 8)	44,049	(66,631)	-
Unrealized gain on gold in trust (Note 8)	199,379	236,217	-
Unrealized foreign exchange gain on gold loan payable (Note 8)	81,331	102,104	-
Unrealized foreign exchange loss on gold in trust (Note 8)	(21,017)	(73,937)	-
Realized gain on sale of gold in trust (Note 8)	19,413	200,932	-
Foreign exchange gain (loss)	(10,567)	(15,943)	239,716
	1,702,306	677,954	1,190,068
Loss before income taxes	(3,129,368)	(3,763,075)	(3,511,667)
Net loss for the year	(3,129,368)	(3,763,075)	(3,511,667)

Total comprehensive loss for the year	(3,129,368)	(3,763,075)	(3,511,667)

Basic and diluted net loss per share (Note 11)	(0.03)	(0.03)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2020	2019	2018
	$	$	$
Operating activities
Net loss for the year	(3,129,368)	(3,763,075)	(3,511,667)
Items not affecting cash
Depreciation	19,564	24,199	28,277
Impairment of exploration and evaluation assets	-	501,620	-
Amortization of right-of-use assets	121,432	121,432	-
Arrangement fee on gold loan payable	-	50,000	-
Interest, accretion and standby fees on gold loan payable	371,250	216,918	-
Unrealized (gain) loss on derivative financial liabilities	(44,049)	66,631	-
Unrealized gain on gold in trust	(199,379)	(236,217)	-
Realized gain on sale of gold in trust	(19,413)	(200,932)	-
Unrealized foreign exchange gain on gold loan payable	(81,331)	(102,104)	-
Unrealized foreign exchange loss on gold in trust	21,017	73,937	-
Share-based payments	1,784,500	933,120	1,308,740
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(14,291)	243,699	(35,453)
Trade and other payables	(83,294)	178,447	290,182
Net cash used in operating activities	(1,253,362)	(1,892,325)	(1,919,921)
Investing activities
Deposit on mill equipment	-	-	(7,694,900)
Property, plant and equipment – purchase	(6,783)	(427,597)	(802,804)
Exploration and evaluation assets – costs	(1,750,935)	(3,324,173)	(9,674,048)
Net cash used in investing activities	(1,757,718)	(3,751,770)	(18,171,752)
Financing activities
Issuance of shares, net of share issue costs	3,850,209	-	8,838,441
Options exercised	158,090	-	16,560
Share issue costs on cashless exercise of options (Note 9(d))	(40,157)	-	(17,282)
Share issue costs (Note 9(b))	(40,990)	-	-
Warrants exercised	10,000	-	-
Net proceeds on gold in trust	818,360	1,577,704	-
Repayment of lease liabilities	(121,948)	(101,975)	-
Net cash from financing activities	4,633,564	1,475,729	8,837,719

Change in cash and cash equivalents	1,622,484	(4,168,366)	(11,253,954)
Cash and cash equivalents, beginning of year	912,214	5,080,580	16,334,534
Cash and cash equivalents, end of year	2,534,698	912,214	5,080,580

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2018	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,308,740	-	1,308,740	-	1,308,740
Private placements, net of share issue costs	9,440,000	8,838,441	-	-	-	-	8,838,441
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(3,511,667)	(3,511,667)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	933,120	-	933,120	-	933,120
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the year	-	-	-	-	-	(3,763,075)	(3,763,075)
Balance, December 31, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150
Share-based payments	-	-	1,784,500	-	1,784,500	-	1,784,500
Private placements, net of share issue costs	8,609,658	3,850,209	-	-	-	-	3,850,209
Shares issued for cash on exercise of stock options	188,000	158,090	-	-	-	-	158,090
Fair value of cash stock options transferred to share capital	-	51,980	(51,980)	-	(51,980)	-	-
Shares issued on cashless exercise of stock options	105,877	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(40,157)	-	-	-	-	(40,157)
Share issue costs	-	(40,990)	-	-	-	-	(40,990)
Fair value of cashless stock options transferred to share capital	-	178,480	(178,480)	-	(178,480)	-	-
Warrants exercised	20,000	10,000	-	-	-	-	10,000
Total comprehensive loss for the year	-	-	-	-	-	(3,129,368)	(3,129,368)
Balance, December 31, 2020	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2020.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c)	Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have;
o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(c)	Financial instruments

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
For the years ended December 31, 2020, 2019 and 2018
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
For the years ended December 31, 2020, 2019 and 2018
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
For the years ended December 31, 2020, 2019 and 2018
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
For the years ended December 31, 2020, 2019 and 2018
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(n)	Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2020. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in profit or loss.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable (Note 10(b))	$122,967	$100,209
Prepaid expenses	52,041	60,508
	$175,008	$160,717

At December 31, 2020, the Company has recorded value added taxes of $120,964 (2019 - $276,407) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

The continuity of lease liabilities for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Opening balance	$292,679	$394,654
Less: lease payments	(143,428)	(134,280)
Interest expense	21,480	32,305
	170,731	292,679
Less: current portion of lease liabilities	(134,950)	(121,948)
Long-term portion of lease liabilities	$35,781	$170,731

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The continuity of ROU assets for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Opening balance	$273,222	$394,654
Less: amortization of ROU assets	(121,432)	(121,432)
	$151,790	$273,222

During the year ended December 31, 2020, the Company recognized occupancy expenses of $45,248 (2019 - $39,561; 2018 - $Nil) related to short term leases.

As at December 31, 2020, the remaining payments for the operating lease are due as follows:

	2021	2022	2023	2024	2025	Total
Office lease	$192,336	$48,084	-	-	-	$240,420

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2019	158,219	251,346	197,351	51,760	245,647	14,098,446	15,002,769
Additions/reduction (1)	-	5,527	1,256	-	-	(129,880)	(123,097)
December 31, 2020	158,219	256,873	198,607	51,760	245,647	13,968,566	14,879,672

Accumulated depreciation
December 31, 2019	143,541	231,597	179,713	50,228	229,364	-	834,443
Depreciation	4,121	6,463	5,417	306	3,257	-	19,564
December 31, 2020	147,662	238,060	185,130	50,534	232,621	-	854,007

Carrying amounts
December 31, 2019	14,678	19,749	17,638	1,532	16,283	14,098,446	14,168,326
December 31, 2020	10,557	18,813	13,477	1,226	13,026	13,968,566	14,025,665

(1)	At December 31, 2019, the Company accrued in accounts payable USD$250,000 ($324,700) for a storage extension fee of the mill equipment in Alaska to October 31, 2020. On June 12, 2020, the landlord agreed to reduce the storage fee from USD$250,000 to USD$150,000 that resulted in a USD$100,000 ($129,880) reduction in capitalized mill equipment in property, plant and equipment. The remaining outstanding storage fee of USD$50,000 is recorded in accounts payable as at December 31, 2020.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

On August 9, 2018, the Company paid USD$250,000 ($326,000) to extend the mill storage in Alaska, USA until October 31, 2019. An additional extension to October 31, 2020 was granted by paying a further USD$250,000 ($324,700) of which was accrued in accounts payable at December 31, 2019. The Company paid the extension fee of USD$50,000 ($64,940) on January 31, 2020 with the remaining in accounts payable as at December 31, 2020.

During the year ended December 31, 2019, an additional mill mobilization payment of USD$75,000 ($99,863) (2018 - USD$352,200 ($463,777)) were made and recorded in mill equipment under property, plant and equipment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2019)	9,460,274	1	9,460,275
Additions	859,236	-	859,236
Closing balance - (December 31, 2020)	10,319,510	1	10,319,511
Deferred exploration costs:
Opening balance - (December 31, 2019)	47,512,735	-	47,512,735
Costs incurred during the year
Professional/technical fees	137,167	-	137,167
Claim maintenance/lease costs	159,934	-	159,934
Geochemical, metallurgy	11,947	-	11,947
Technical studies	117,058	-	117,058
Travel and accommodation	125,679	-	125,679
Geology, geophysics and exploration	111,773	-	111,773
Supplies and miscellaneous	115,587	-	115,587
Environmental and permit	6,916	-	6,916
Value-added tax (Note 4)	120,964		120,964
Refund - Value-added tax	(133,442)	-	(133,442)
Total deferred exploration costs during the year	773,583	-	773,583
Closing balance - (December 31, 2020)	48,286,318	-	48,286,318
Total exploration and evaluation assets	58,605,828	1	58,605,829

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

Impairment of deferred exploration costs during fiscal 2019 related to mineral concession taxes paid on portions of certain mineral concessions dropped on the Tuligtic property.

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
For the years ended December 31, 2020, 2019 and 2018
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

On February 14, 2020 and March 24, 2020, the Company entered into two amended option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for cash payments of $3,000,000 Mexico pesos (MXN) and USD$375,000 payable in early 2021 respectively. Payments are not refundable upon termination of the option agreement.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

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
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2020 decreased by $44,049 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 3.25 years, risk-free interest rate of 0.33% and expected volatility of 12.92%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	December 31, 2020	December 31, 2019
Gold loan payable – opening balance	$2,541,338	$2,790,858
Less derivative financial liabilities on initial recognition	-	(378,324)
Accrued interest expense	261,151	39,760
Accrued standby fees	9,536	13,527
Accretion expense	100,563	158,495
Expenses	-	5,136
Foreign exchange difference	(69,832)	(88,114)
Gold loan payable	$2,842,756	$2,541,338

Derivative financial liabilities – opening balance	$430,965	$378,324
Change in fair value through profit & loss	(44,049)	66,631
Foreign exchange difference	(11,499)	(13,990)
Derivative financial liabilities	$375,417	$430,965

As at December 31, 2020, Almaden has 397 ounces (797 ounces at December 31, 2019) of gold bullion on its account at a fair value of $955,781 ($1,576,366 at December 31, 2019).

On January 22, 2020, the Company received $818,360 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $19,413.

On November 21, 2019, the Company received $777,704 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $88,228.

On September 27, 2019, the Company received $800,000 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $112,704.

The continuity of gold in trust are as follows:

	December 31, 2020		December 31, 2019
	Ounces	$	Ounces	$
Gold in trust, opening balance	797	1,576,366	1,597	2,790,858
Sale of gold in trust	(400)	(818,360)	(800)	(1,577,704)
Gain on sale	-	19,413		200,932
Change in fair value through profit & loss	-	199,379		236,217
Foreign exchange difference	-	(21,017)		(73,937)
	397	955,781	797	1,576,366

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placements and other issues of common shares in 2020, 2019 and 2018

Share issue costs of $40,990 was recorded for fees paid related to the Short Form Base Shelf Prospectus file subsequent to year-end on February 25, 2021.

On August 6, 2020, the Company closed a non-brokered private placement by the issuance of 3,100,000 units at a price of $0.65 per unit for gross proceeds of $2,015,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $0.90 per share until August 6, 2023. Share issue costs included a finder’s fee of $52,341 in cash. In connection with the private placement, the Company also incurred $108,674 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On March 27, 2020, the Company closed a non-brokered private placement by the issuance of 5,509,658 units at a price of $0.37 per unit for gross proceeds of $2,038,573. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $0.50 per share until March 27, 2023. In connection with the private placement, the Company also incurred $42,349 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On June 7, 2018, the Company closed a non-brokered private placement by the issuance of 9,440,000 units at a price of $1.00 per unit for gross proceeds of $9,440,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.35 per share until June 7, 2022. The warrants are subject to an acceleration provision whereby if, commencing October 8, 2018, the daily volume weighted average trading price of the common shares on the Toronto stock exchange is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date. Share issue costs included finders’ fee of $384,900 in cash, and finders’ warrants to purchase up to 192,450 common shares at a price of $1.35 per common share until June 7, 2020. The fair value of the finders’ warrants was $36,566 per statement of equity. In connection with the private placement, the Company also incurred $216,659 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2019	Issued	Exercised	Expired	2020
June 1, 2020	$2.45	4,928,900	-	-	(4,928,900)	-
June 7, 2020	$1.35	192,450	-	-	(192,450)	-
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	-	5,509,658	(20,000)	-	5,489,658
August 6, 2023	$0.90	-	3,100,000	-	-	3,100,000
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		10,341,350	8,609,658	(20,000)	(5,121,350)	13,809,658
Weighted average exercise price		$1.88	$0.64	$0.50	$2.41	$0.92

The weighted average remaining life of warrants outstanding at December 31, 2020 was 2.08 years (2019 – 1.53 years).

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
June 1, 2019	$2.00	295,734	-	-	(295,734)	-
August 7, 2019	$2.00	1,259,704	-	-	(1,259,704)	-
August 7, 2019	$1.35	10,411	-	-	(10,411)	-
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(1,565,849)	10,341,350
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.88

The weighted average remaining life of warrants outstanding at December 31, 2019 was 1.53 years (2018 – 2.14 years).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2020, 2019 and 2018 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
500,000	May 14, 2019	$0.10	1.54%	5	44.25%	$Nil
192,450	June 7, 2018	$0.19	1.94%	2	54.02%	$Nil

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2020, the Company had reserved 523,025 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2020, 2019 and 2018 vested on the grant date.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2020, 2019 and 2018 are as follows:

Expiry date	Exercise price	December 31, 2019	Granted	Exercised		Expired	December 31, 2020
April 10, 2020	$1.03	90,000	-	-		(90,000)	-
April 30, 2020	$1.53	500,000	-	-		(500,000)	-
April 30, 2020	$1.14	100,000	-	-		(100,000)	-
April 30, 2020	$1.04	100,000	-	-		(100,000)	-
June 8, 2020	$0.98	2,180,000	-	-		(2,180,000)	-
September 30, 2020	$1.25	1,095,000	-	(25,000)		(1,070,000)	-
September 30, 2020	$0.83	106,000	-	(106,000	)(i)	-	-
September 30, 2020	$0.79	170,000	-	(150,000	)(i)	(20,000)	-
December 13, 2020	$0.86	762,000	-	(635,000	)(i)	(127,000)	-
February 7, 2021	$1.11	300,000	-	-		-	300,000
February 7, 2021	$0.84	425,000	-	-		-	425,000
March 29, 2021	$1.08	400,000	-	-		-	400,000
March 29, 2021	$0.90	100,000	-	-		-	100,000
May 6, 2021	$0.69	557,000	-	-		-	557,000
July 7, 2021	$0.80	1,612,000	-	-		-	1,612,000
August 13, 2021	$1.01	150,000	-	-		-	150,000
September 16, 2021	$0.90	1,160,000	-	-		(5,000)	1,155,000
December 12, 2021	$1.00	200,000	-	-		-	200,000
March 4, 2022	$0.47	-	1,130,000	(5,000)		-	1,125,000
April 30, 2022	$0.41	-	115,000	(15,000)		-	100,000
April 30, 2022	$0.58	-	220,000	-		-	220,000
May 31, 2022	$0.62	-	700,000	-		-	700,000
June 9, 2022	$0.64	-	2,180,000	-		-	2,180,000
October 3, 2022	$1.13	-	1,346,000	-		-	1,346,000
December 15, 2022	$0.89	-	972,000	-		-	972,000
Options outstanding and exercisable		10,007,000	6,663,000	(936,000)		(4,192,000)	11,542,000
Weighted average exercise price		$0.97	$0.74	$0.85		$1.12	$0.80

(i)	In accordance with the Company’s stock option plan, options holders exercised 100,000, 68,000 and 580,000 stock options on a cashless basis at an exercise price of $0.79, $0.83 and $0.86 respectively. The total number of shares issued in connection with the cashless exercise of options was 105,877.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2020 was 1.08 years (2019 – 1.02 years).

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2017	Granted	Exercised		Expired	December 31, 2018
April 4, 2018	$1.74	90,000	-	-		(90,000)	-
May 6, 2018	$1.41	100,000	-	-		(100,000)	-
June 8, 2018	$1.44	1,915,000	-	-		(1,915,000)	-
June 18, 2018	$1.46	250,000	-	-		(250,000)	-
June 29, 2018	$1.71	15,000	-	-		(15,000)	-
August 9, 2018	$1.91	491,000	-	-		(491,000)	-
September 15, 2018	$1.85	170,000	-	-		(170,000)	-
December 11, 2018	$0.72	590,000	-	(575,000	)(i)	(15,000)	-
December 11, 2018	$1.68	150,000	-	-		(150,000)	-
December 11, 2018	$1.80	20,000	-	-		(20,000)	-
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	207,000	-	-		-	207,000
May 4, 2019	$1.99	175,000	-	-		-	175,000
May 19, 2019	$1.84	75,000	-	-		-	75,000
June 12, 2019	$1.89	75,000	-	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	1,427,000	-	-		-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-		-	1,160,000
April 10, 2020	$1.03	-	90,000	-		-	90,000
April 30, 2020	$1.53	500,000	-	-		-	500,000
April 30, 2020	$1.14	100,000	-	-		-	100,000
April 30, 2020	$1.04	-	100,000	-		-	100,000
June 8, 2020	$0.98	-	2,180,000	-		-	2,180,000
September 30, 2020	$1.25	1,195,000	-	-		(100,000)	1,095,000
September 30, 2020	$0.83	-	106,000	-		-	106,000
September 30, 2020	$0.79	-	170,000	-		-	170,000
December 13, 2020	$0.86	-	762,000	-		-	762,000
February 7, 2021	$1.11	-	300,000	-		-	300,000
March 29, 2021	$1.08	-	400,000	-		-	400,000
December 12, 2021	$1.00	-	200,000	-		-	200,000
Options outstanding and exercisable		9,290,000	4,308,000	(575,000)		(3,316,000)	9,707,000
Weighted average exercise price		$1.39	$0.97	$0.72		$1.54	$1.19

(j)	In accordance with the Company’s stock option plan, options holders exercised 552,000 stock options on a cashless basis at an exercise price of $0.72. The total number of shares issued in connection with the cashless exercise of options was 64,094.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2018 was 1.24 years (2017 – 1.33 years).

The fair value of options granted during the years ended December 31, 2020, 2019 and 2018, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
972,000	December 15, 2020	$0.35	0.25%	2	76.39%	$Nil
1,346,000	October 1, 2020	$0.35	0.24%	2	65.81%	$Nil
2,180,000	June 9, 2020	$0.25	0.28%	2	62.07%	$Nil
700,000	May 1, 2020	$0.20	0.30%	2	61.30%	$Nil
220,000	April 29, 2020	$0.22	0.32%	2	61.31%	$Nil
115,000	April 13, 2020	$0.12	0.33%	2	60.60%	$Nil
1,130,000	March 4, 2020	$0.20	0.92%	2	55.66%	$Nil
1,160,000	September 16, 2019	$0.29	1.60%	2	50.73%	$Nil
150,000	August 13, 2019	$0.28	1.35%	2	50.20%	$Nil
1,612,000	July 4, 2019	$0.19	1.58%	2	45.82%	$Nil
557,000	May 6, 2019	$0.17	1.59%	2	45.42%	$Nil
100,000	March 1, 2019	$0.22	1.68%	2	50.79%	$Nil
425,000	January 3, 2019	$0.31	1.91%	2	50.28%	$Nil
762,000	December 13, 2018	$0.24	1.89%	2	49.38%	$Nil
200,000	December 12, 2018	$0.28	2.06%	3	49.50%	$Nil
170,000	September 26, 2018	$0.25	2.19%	2	47.93%	$Nil
106,000	August 15, 2018	$0.21	2.09%	2	48.39%	$Nil
2,180,000	June 18, 2018	$0.29	1.85%	2	51.53%	$Nil
100,000	May 7, 2018	$0.33	1.95%	2	55.21%	$Nil
90,000	April 10, 2018	$0.31	1.85%	2	55.18%	$Nil
400,000	March 29, 2018	$0.42	1.94%	3	55.10%	$Nil
300,000	February 7, 2018	$0.48	1.99%	3	64.14%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2020 was $1,784,500 (2019 - $933,120; 2018 - $1,308,740).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex Minerals Ltd. (Note 10 (b)) is as follows:

	December 31,	December 31,	December 31,
	2020	2019	2018

Professional fees	$65,000	$276,491	$246,488
Salaries and benefits (1)	101,200	404,800	705,591
Share-based payments	1,471,300	768,020	1,090,540
Directors’ fees	70,000	70,000	70,000
	$1,707,500	$1,519,311	$2,112,619

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $160,000 to the Chairman as at December 31, 2020, which is recorded in accounts payable.

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2020, the Company received $935,872 (2019 - $639,320; 2018 - $542,657) from Azucar for administrative services fees included in other income and received $468,227 (2019 - $320,093; 2018 - $243,260) from Almadex for administrative services fees included in other income.

At December 31, 2020, included in accounts receivable is $81,623 (2019 - $61,873) due from Azucar and $40,678 (2019 - $34,296) due from Almadex in relation to expenses recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common directors and officers.

(c)	Other related party transactions

At December 31, 2020, the Company accrued $37,689 (2019 - $133,498) payable to Almadex for exploration and drilling services in Mexico.

During the year ended December 31, 2020, the Company employed the Chairman’s daughter for a salary of $41,300 less statutory deductions (2019 - $41,300; 2018 - $48,800) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2020 was based on the loss attributable to common shareholders of $3,129,368 (2019 - $3,763,075; 2018 - $3,511,667) and a weighted average number of common shares outstanding of 117,264,220 (2019 - 111,726,719; 2018 - 107,584,263).

The calculation of diluted net loss per share for the year ended December 31, 2020, 2019 and 2018 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2020	December 31, 2019	December 31, 2018

Exploration and evaluation assets expenditures included in trade and other payables	$48,038	$166,154	$694,167
Right-of-use assets	-	(394,654)	-
Gold in trust	-	(2,790,858)	-
Gold loan payable	-	2,412,534	-
Derivative financial liabilities	-	378,324	-
Lease liabilities	-	394,654	-
Fair value of finders’ warrants	-	-	36,566
Fair value of cash stock options transferred to share capital on exercise of options	51,980	-	6,670
Fair value of cashless stock options transferred to share capital on exercise of options	178,480	-	160,080

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

12.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2020	December 31, 2019

Cash	$1,234,698	$912,214
Term Deposits	1,300,000	-
	$2,534,698	$912,214

13.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31,	December 31,	December 31,
	2020	2019	2018
Loss before income taxes	$(3,129,368)	$(3,763,075)	$(3,511,667)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(844,929)	(1,016,030)	(948,150)
Effect of different tax rates in foreign jurisdictions	27,574	(23,478)	(38,010)
Non-deductible share-based payments	481,815	251,942	353,360
Other permanent items	1,937	10,121	2,766
Change in deferred tax assets not recognized	300,505	50,106	151,738
Share issuance costs	(80,711)	(2,638)	(172,294)
True-ups and other	(113,809)	729,977	650,590
Deferred income tax (recovery) expenses	$-	$-	$-

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

13.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2020	December 31, 2019

Deferred tax assets
Non-capital losses	$4,132,896	$4,132,896

Deferred tax liabilities
Exploration and evaluation assets	(5,567,778)	(5,567,778)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2020	December 31, 2019

Non-capital loss carry forwards	$21,385,090	$20,101,127
Capital loss carry forwards	24,538,993	23,352,906
Exploration and evaluation assets	8,188,922	8,188,922
Share issue costs	807,644	1,035,649
Property, plant and equipment	-	493,445
Donations	32,960	10,000
Investment tax credit	239,849	239,849
	$55,193,458	$53,421,898

At December 31, 2020, the Company had operating loss carry forwards available for tax purposes in Canada of $23,680,582 (2019 - $19,498,082) which expire between 2032 and 2040 and in Mexico of $13,793,233 (2019 - $14,383,103) which expire between 2022 and 2030.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

14.	Financial instruments (Continued)

(a)	Currency risk

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

As at December 31, 2020, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$250,280	$326,344
Gold in trust	955,781	-
Total assets	$1,206,061	$326,344

Trade and other payables	$72,642	$39,000
Gold loan payable	2,842,756	-
Derivatives financial liabilities	375,417	-
Total liabilities	$3,290,815	$39,000

Net assets	$(2,084,754)	$287,344

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $208,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $29,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which were subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2020, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
Expressed in Canadian dollars

14.	Financial instruments (Continued)

(c)	Liquidity risk

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

A 1% change in the interest rate would change the Company’s net loss by $25,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	375,417	-	375,417

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018
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

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2020	December 31, 2019
Canada	$205,898	$339,364
United States	13,968,566	14,098,446
Mexico	58,608,820	56,976,748
	$72,783,284	$71,414,558

17.	Subsequent events

On February 9, 2021 and March 2, 2021, the Company granted a consultant, officers and directors an aggregate of 450,000 and 325,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.97 and $0.96 per share until February 9, 2023 and March 3, 2023 respectively.

During February and March 2021, the Company received $564,750 on the exercise of 725,000 stock options with exercise prices from $0.69 to $0.84.

On March 18, 2021, the Company closed a registered direct offering for the purchase and sale of 15,846,154 common shares and common share warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per unit for aggregate gross proceeds of US$10.3 million. The common share warrants will be immediately exercisable, have an exercise price of US$0.80 per share and will expire three years from the date of issuance.

