Form 20-F
period 2021-12-31
ALMADEN MINERALS LTD
filed 2022-04-28
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _____________________ to ____________________

Commission file number 001-32702

ALMADEN MINERALS LTD.

(Exact name of Registrant as specified in its charter)

British Columbia , Canada

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

☐ Yes ☐ No

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Almaden is classified as an "Emerging Growth Company". The Company will continue to be deemed an emerging growth company until the earliest on the last day of our fiscal year during which (i) annual gross revenue exceeds $1.07 billion or (ii) the Company issues more than $1.0 billion in non-convertible debt in a three-year period. Almaden will lose its status as an emerging growth company on the last day of its fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement. The Company will also lose its status as an emerging growth company if at any time it is deemed to be a large accelerated filer.

As an emerging growth company, Almaden is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), which requires a public company’s auditor to attest to, and report on, management’s assessment of its internal controls. The Company is also exempt from Sections 14A(a) and (b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

Almaden has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, Almaden’s financial statements may not be comparable to companies that comply with public company effective dates.

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

NOTE REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These new rules have rescinded the historical property disclosure guidance for mining registrants included in SEC Industry Guide 7 and replaced them with the disclosure requirements in subpart 1300 of SEC Regulation S-K (“S-K 1300”). Compliance is required for the first fiscal year beginning on or after January 1, 2021.

As a result of the adoption of the SEC Mining Modernization Rules, the SEC now recognizes estimates of Mineral Resources categories “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” in addition to the Mineral Reserve categories of “Proven Mineral Reserves” and “Probable Mineral Reserves”.

Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

•	Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

•	Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. Mineral Resources that are not Mineral Reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to Mineral Reserves. There is no certainty that all or any part of a Mineral Resource will be converted into a Mineral Reserve.

•	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

•	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

•	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

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

Such forward-looking statements include, but are not limited to, statements regarding the permitting review process for the Ixtaca Project (“Ixtaca” or the “Project”) and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the impact of the recent decision of the Supreme Court of Justice of Mexico (“SCJN”), the timing of the official notification of that decision to the Company, that the decision clarifies that the Company’s mineral rights at the Ixtaca project are protected while the mining authorities conduct any necessary consultations prior to granting formal title, the timing and procedures for any consultation by the Ministry of the Economy with indigenous communities and the timing and procedures for the Ministry of the Economy to issue mineral titles to Almaden; the Company’s plans to re-submit a revised environmental permit application (“MIA”) to the Secretaría de Medio Ambiente y Recurso Naturales’ (“SEMARNAT”); the potential timing of the MIA resubmission; the Company’s intention to complete a Human Rights Impact Assessment (“HRIA”) and the potential timing thereof; the Company’s belief that Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company’s expectation that the Project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, the impact of the Project's proposed dry-stack tailing facilities, the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

The following selected financial data of the Company for Fiscal 2021, Fiscal 2020, and Fiscal 2019 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this Annual Report on Form 20-F. The selected financial data set forth for Fiscal 2018 and Fiscal 2017 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein. The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report.

The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 2 of the consolidated financial statements.

Table No. 1

Selected Financial Data

International Financial Reporting Standards

(expressed in thousands of Canadian dollars, except share and per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/2021	12/31/2020	12/31/2019	12/31/2018	12/31/2017
Revenues	$-	$-	$-	$-	$-
Other Income (loss)	3,552	1,702	678	1,190	468
Net loss and comprehensive loss	(2,668)	(3,129)	(3,763)	(3,512)	(5,231)
Basic net (loss) income per common share	(0.02)	(0.03)	(0.03)	(0.03)	(0.05)
Diluted net (loss) income per common share	(0.02)	(0.03)	(0.03)	(0.03)	(0.05)
Weighted average shares (000)	133,843	117,264	111,727	107,584	95,873
Working capital	10,651	3,083	1,748	4,357	16,065
Exploration and evaluation assets	61,432	58,606	56,973	54,678	44,804
Net assets	80,184	71,178	68,585	71,365	64,730
Total assets	87,232	76,449	74,064	73,928	66,803
Capital stock	141,041	131,190	127,022	127,022	118,054
Dividends declared per share	-	-	-	-	-

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended 12/31/2021	$1.25	$1.29	$1.20	$1.27
Fiscal Year Ended 12/31/2020	1.34	1.45	1.27	1.27
Fiscal Year Ended 12/31/2019	1.33	1.36	1.30	1.30
Fiscal Year Ended 12/31/2018	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/2017	1.30	1.37	1.21	1.25

Table No. 3

Canadian Dollar/U.S. Dollar Exchange Rates for Previous Six Months

	October 2021	November 2021	December 2021	January 2022	February 2022	March 2022
High	$1.27	$1.28	$1.29	$1.28	$1.28	$1.29
Low	1.23	1.24	1.26	1.25	1.27	1.25

The exchange rate was CDN$1.28/US$1.00 on April 28, 2022.

Risk Factors

Speculative Nature of Resource Exploration and Development

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $2,668,254 in Fiscal 2021, $3,129,368 in Fiscal 2020, and $3,763,075 in Fiscal 2019.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration and development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2021, 2020 and 2019, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and Almadex Minerals Ltd. (“Almadex”).

At December 31, 2021, the Company had working capital of $10,651,264 including cash and cash equivalents of $10,170,376. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2022 that includes further development of the Ixtaca Project. Although Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2022, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or if it is available, may not be on favorable terms.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of April 28, 2022, there were share purchase options outstanding allowing the holders of these options to purchase 11,990,000 shares of the Company’s common shares and warrants allowing the holders of these warrants to purchase 22,168,504 shares of the Company’s common shares. Directors and officers of the Company in the aggregate hold 9,450,000 of these share purchase options and 581,000 of these warrants. An additional 2,540,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of April 28, 2022 there were 137,221,408 shares of common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 25%.

Emerging Growth Company Transition Period

Pursuant to the JOBS Act of 2012 and Section 7(a)2(B) of the Securities Act, the Company is taking advantage of the extended transition period for Emerging Growth Companies. When an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the standard for the private company. This may make comparison of the Company’s financial statements with any other public company which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as different or revised standards may be used.

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

On December 21, 2020, the Company announced that it received notification from the Mexican federal permitting authority, SEMARNAT, that the Company’s initial MIA, a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

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

On February 17, 2022, the Company announced that the SCJN reached a decision on February 16, 2022 in respect of the Mineral Title Lawsuit involving the Company’s mineral claims (for background see Item 8. Financial Information, sub-heading “Legal Proceedings”). On April 27, 2022, the Company announced that the SCJN had published its final decision on this matter.

Almaden has reviewed the final decision of the SCJN. The decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The decision orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective (“insubsistentes”) and to then issue them to Almaden following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The decision discusses the application of international law and jurisprudence to the implementation of consultation by Mexican authorities with relevant indigenous communities. It also provides some detail to Mexican authorities regarding the procedures required to be followed by those authorities in the performance of indigenous consultation prior to the grant of mineral claims. Furthermore, the decision clarifies that the Company’s original claim applications were submitted pursuant to the legal framework in force at the time and as such Almaden’s mineral rights at the Ixtaca project are safeguarded while the mining authorities comply with conditions and requirements prior to issuing the mineral titles. As previously disclosed, the Company has no interest in holding mineral claims over the indigenous community’s land. The decision will take effect at the time of its official notification to the Company which is expected shortly.

Almaden intends to interact with Mexican government officials and local community officials in order to facilitate to the extent possible the government’s execution of its responsibilities in the issuance of the mineral titles. At present there is no timeline for the consultation process.

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

The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca Project. Local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and lawsuits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca Project and on its financial position, cash flow and results of operations.

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

As noted in Item 8. Financial Information, sub-heading “Legal Proceedings”, the Mexico’s SCJN has recently determined that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The decision orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to issue them to Almaden following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The decision will take effect at the time of its official notification to the Company.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. The SCJN decision may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

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

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Campaigns aimed at damaging the Company’s reputation can generally be expected to be launched or intensified during important permitting and legal procedures, such as those in which the Company is currently engaged. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

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

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title to Almaden’s mining concessions may also be adversely affected by the Amparo as discussed in Item 8 under the heading “Legal Proceedings”. There are significant risks that the impact of the decision of the SCJN may not be known for an extended period of time, and that the Company may lose the ownership of some or all of its mineral claims.

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to additional disputes. The procurement or enforcement of such rights, or any dispute with respect to such rights, can be costly and time consuming. In areas where there are local populations or landowners, it may be necessary, as a practical matter, to negotiate surface access. Even in the event that the Company has the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, this could have a material adverse effect on the Company and the Company may need to rely on the assistance of local officials or the courts in such jurisdictions or pursue other alternatives, which may suspend, delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

Impact of COVID-19 Pandemic

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 and its variants will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 and its variants globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned exploration and drill programs, receipt of necessary government approvals, regulatory compliance, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operations and ability to raise capital.

Environmental, Climate Change, Health and Safety Regulation Compliance

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies.

Environmental (inclusive of climate change) and health and safety laws and regulations are complex and have become more stringent over time. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent.

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

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation has the potential to result in increased costs of operations, reducing the potential profitability of the Company’s future operations.

Due to increased global attention regarding the use of cyanide in mining operations, regulations may be imposed restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If such legislation were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

While the Company intends to fully comply with all applicable environmental and health and safety regulations there can be no assurance that the Company has been or will at all times be in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s future business, results of operations or financial condition.

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

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources may be required. The Company maintains no “Key Man” insurance coverage, and the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar Minerals Ltd. and Almadex Minerals Ltd. Elaine Ellingham also serves as a director of Alamos Gold Inc., and Omai Gold Mines Corp. Kevin O’Kane also serves on the Board of SolGold Plc, IAMGOLD Corporation and NorthIsle Copper and Gold Inc. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Foreign Incorporation and Civil Liabilities

The Company was created under amalgamation under the laws of the Province of British Columbia, Canada. With the exception of Alfredo Phillips, who is a resident of Mexico, and Laurence Morris, who is a resident of Nicaragua and a citizen of the United Kingdom, all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets and its subsidiaries are located outside the U.S. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

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

Computershare Investor Services Inc., at its offices in Vancouver, B.C. and Toronto, Ontario, is the registrar and transfer agent of the Company’s Common Shares.

The contact person is Korm Trieu, Chief Financial Officer. The telephone number is (604) 689-7644. The fax number is (604) 689-7645. The email address is ktrieu@almadenminerals.com. The web-site address is www.almadenminerals.com.

The Company was formed by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd., on February 1, 2002. The Company operates under the Business Corporations Act (British Columbia).

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

Azucar compensates the Company 27% (2020 – 60%) of the Company’s actual monthly cost of rent for any shared facilities, and 27% (2020 – 60%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

Effective May 18, 2018, Azucar effected a corporate reorganization pursuant to a statutory plan of arrangement involving Azucar’s then wholly owned subsidiary, Almadex. Consequent upon this corporate reorganization the Company entered into an Administrative Services Agreement with Almadex dated March 29, 2018 (the “Almadex Agreement”). Under the Almadex Agreement, the Company is the sole and exclusive manager of Almadex, and provides Almadex with general management services and day-to-day operation of Almadex. These services include:

•	Office space;
•	Executive personnel and human resources;
•	Geological technical support; and
•	Accounting and financial services.

Almadex compensates the Company 39% (2020 – 30%) of the Company’s actual monthly cost of rent for any shared facilities, and 39% (2020 – 30%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

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

Available Information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.almadenminerals.com. The information contained on our website is not a part of this annual report.

Business Overview

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

PROPERTY, PLANTS AND EQUIPMENT

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

The Topography on the Tuligtic Property is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 meters (m) above sea level in the south to 2,800 m in the north. Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsistence vegetables, bean and corn crops. The Ixtaca Zone exploration area has been previously cleared and logged. The region has a temperate climate with mean monthly temperatures ranging from 16°C in June to 12°C in January. The area experiences approximately 714 mm of precipitation annually with the majority falling during the rainy season, between June and September. Annual evapotranspiration is estimated to be 774 mm. Exploration can be conducted year-round within the Tuligtic Property; however, road building and drilling operations may be impacted by weather to some degree during the rainy season. Electricity is available on the Tuligtic Property from the national electricity grid that services nearby towns such as Santa Maria and Zacatepec. The surface rights locally are privately owned and Almaden has negotiated voluntary surface land use agreements with surface landowners within the exploration area prior to beginning activities. To date Almaden has secured through purchase agreements over 1,139 hectares, from numerous independent owners.

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

On April 15, 2019, the lower court in Puebla State issued a ruling in the Amparo case, stating that Mexico’s mineral title system is unconstitutional. The Original Concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation can be completed. This ruling was appealed by the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party.

On February 17, 2022, the Company announced that the SCJN reached a decision on February 16, 2022 in respect of the Mineral Title Lawsuit involving the Company’s mineral claims. On April 27, 2022, the Company announced that the SCJN had published its final decision on this matter.

Almaden has reviewed the final decision of the SCJN. The decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The decision orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to then issue them to Almaden following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The decision discusses the application of international law and jurisprudence to the implementation of consultation by Mexican authorities with relevant indigenous communities. It also provides some detail to Mexican authorities regarding the procedures required to be followed by those authorities in the performance of indigenous consultation prior to the grant of mineral claims. Furthermore, the decision clarifies that the Company’s original claim applications were submitted pursuant to the legal framework in force at the time and as such Almaden’s mineral rights at the Ixtaca project are safeguarded while the mining authorities comply with conditions and requirements prior to issuing the mineral titles. As previously disclosed, the Company has no interest in holding mineral claims over the indigenous community’s land. The decision will take effect at the time of its official notification to the Company which is expected shortly.

Almaden intends to interact with Mexican government officials and local community officials in order to facilitate to the extent possible the government’s execution of its responsibilities in the issuance of the mineral titles. At present there is no timeline for the consultation process.

Claim Reduction Efforts

After learning of the Amparo in 2015, Almaden filed applications to reduce the aggregate claim size at Tuligtic by approximately 7,000Ha to those areas still considered prospective (the “New Concessions”), as shown below, and cancel any of its claims overlapping the Ejido Lands. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Original Concessions in May and June of 2017.

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

On December 21, 2018, the General Directorate of Mines issued a resolution, which has never been officially notified to the Company, that the New Concessions are left without effect, and the Original Concessions are in full force and effect. On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled. On December 16, 2019, the General Directorate of Mines provided mineral title certificates to Almaden which reflected the position that the Original Concessions (the subject matter of the Amparo) were active and owned by Almaden (through its Mexican subsidiary) and that the New Concessions were “left without effect”.

On December 1, 2020, the Company announced that the upper court denied the appeal filed by the Company in October 2019 objecting to the reinstatement by the Mexican mining authorities of approximately 7,000 Ha of mineral claims surrounding the Ixtaca Project, which the Company had previously dropped. This court decision upheld the action of Mexican mining authorities that reinstated the Company’s Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and that left the New Concessions the Company was awarded in 2017 as “held without effect”. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (which have been initiated through the two Administrative Challenges referred to below).

The Company has initiated two Administrative Challenges against the Mexican mining authorities for revoking the Company’s lawfully reduced New Concessions. These challenges are based in part on Mexican legal advice that the Company cannot be forced to own mineral rights that it does not wish to own. These Administrative Challenges remain in process. Almaden continues to file taxes and assessment reports on the basis of the reduced area defined by the New Concessions. These taxes have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding taxes on the Original Concessions.

Further information on the Amparo is provided in Item 8 below under the heading “Legal Proceedings”.

The claims owned by Almaden with respect to the Tuligtic Property are held 100% by Minera Gorrion S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc., subject to a 2% NSR in favour of Almadex Minerals Ltd.

To maintain a claim in good standing, the holder is required to meet annual exploration or exploitation expenditure requirements. Currently, based on the New Concessions, the Tuligtic Property is subject to expenditure requirements of approximately US$997,000 per year. However, the Company has substantial historic expenditures which have historically been used to offset the annual requirements.

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

Almaden exercised its right and option under the option agreement and has purchased the Rock Creek Mill and related assets for a total of US$6,500,000, subject to adjustment under certain circumstances.

In addition to the cash payments, Almaden also issued to the optionor 407,997 Almaden common shares valued at $273,358 upon receipt of regulatory approval, which were issued on November 25, 2016.

During the year ended December 31, 2018, Almaden obtained ownership and title to the mill equipment, which remains located in Nome, Alaska.

The Rock Creek Mill has been incorporated into the Ixtaca economic studies.

Amended Preliminary Economic Assessment

On January 22, 2016, Almaden’s independent consultants prepared a Technical Report titled "Preliminary Economic Assessment of the Ixtaca Project”, which provided further detail to its December 9, 2015 press release summarizing the results of integrating the optioned Rock Creek Mill and a smaller, higher grade, payback focused pit on potential mine economics. An amended technical report was completed on April 13, 2016 (the “Amended PEA”); however the amendments were not material changes and the Report’s data, inputs, interpretation, conclusions and results all remained unchanged. This report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the mining property disclosure rules specified in Subpart 1300 of Regulation S-K under the United States Securities Act of 1933 (“Subpart 1300”) promulgated by the SEC.

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

Pre-Feasibility Study (“PFS”)

Upon completion of the Amended PEA, Almaden began the work required for a Pre-Feasibility Study on the Ixtaca Project. During 2016, Almaden completed the necessary geotechnical, geomechanical, and hydrologic field programs, and also optimized site layout through updated waste placement and facilities locations. A new metallurgical program was also completed on the limestone domain, which represents approximately 82% of the total gold equivalent ounces produced over the life of the mine in the PFS. This report was also prepared in accordance with NI 43-101, the standards for which differ from the mining property disclosure rules specified in Subpart 1300 promulgated by the SEC.

The completed PFS is dated May 17, 2017 and included an updated resource model. The mine production schedule also included the optioned Rock Creek Mill while targeting higher grades earlier, using smaller, payback focused starter pits.

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

Almaden engaged a team of consultants led by Moose Mountain Technical Services (“MMTS”) to undertake this Study. As of the date of the Study and of the date hereof, the aforementioned Named Experts or, as applicable, Designated Professionals, to the best of the Company's knowledge, after reasonable inquiry, beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company or any of the Company’s associates or affiliates, and none of them have any registered or beneficial ownership, direct or indirect, of property of the Company or any of the Company’s associates or affiliates.

The completed Study is dated January 24, 2019, and an update to the FS is dated October 3, 2019. The Study was prepared in accordance with NI 43-101, the standards for which differ from the mining property disclosure rules specified in Subpart 1300 promulgated by the SEC. A technical report summary which summarises the Study in a manner intended to be in accordance with Subpart 1300 of Regulation S-K (the “TRS”) has been filed as an exhibit to this Annual Report. The TRS is a review and summary of the previous technical work carried out up to the date of the Study. No significant technical work has been conducted subsequent to this Study and all exploration, legal, permitting and other project updates subsequent to the Study are provided elsewhere in this 20F. The Study was filed as a Feasibility Study under 43-101 standards. However, since Subpart 1300 standards are different than 43-101 standards, such as a lower range for cost estimates and contingencies, the Study likely would not meet Subpart 1300 requirements for a Feasibility-level study.

TRS HIGHLIGHTS

(All values shown in this section discussing the TRS are in $US unless noted otherwise. Base case uses $1275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assume 75:1 ratio).

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

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The TRS base case prices are derived from current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to the Study.

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

Mineral Resource Estimate

On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone, which was followed by a resource update on January 22, 2014 and another on May 17, 2017. Since that time an additional 104 holes have been completed, and this data is also included in the Mineral Resource Estimate which is summarised in the table below. The data available for the resource estimation consisted of 649 drill holes assayed for gold and silver. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

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

Mineral Reserve Estimate

Mineral Reserves in the table below have been developed by MMTS with an effective date of November 30, 2018, The Mineral Reserves are based on an engineered open pit mine plan.

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

Processing

The TRS reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine ore will be crushed in a three-stage crushing circuit to -9 mm.

The TRS also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

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

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the TRS has evolved through the open dialogue between the Company and residents over the past number of years and as part of the Social Investment Plan consultation (see section below on “Community”).

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the TRS, rainwater will be captured during the rainy season in the water storage reservoir and slowly released during the dry season, for use by both the mining operation and local residents.

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

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held ten large-scale community meetings totalling over 4,500 people, taken 500 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca Project. At the end of 2021, the Company convened an outdoor end of year gathering in a large open space and is very appreciative of the ongoing support and optimism from local communities regarding the future of the project and the tremendous value that we can collectively deliver to the local area through project development.

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

The Company has now commenced a Human Rights Impact Assessment (“HRIA”) at the Ixtaca project. The HRIA will be conducted in accordance with best international practice and in observance of the latest developments in international human rights legislation and precedents. It will seek to predict, identify, characterize, and assess the impacts the project may have on these matters and will propose strategies which amplify the positive impacts and mitigate or compensate for any negative ones.

Economic Contributions

The TRS anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this TRS Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes.

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam (WSD), will be reclaimed and re-vegetated. The WSD and the availability of this water to the local communities will remain after closure.

Opportunities

Several opportunities excluded from the base case economics have been identified in the TRS.

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

Next Engineering and Development Steps

In December 2020, the Company announced that it received notification from the Mexican federal permitting authority, SEMARNAT, that the Company’s initial MIA, a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

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

In December 2020, the Company announced that its initial MIA was not approved by Mexican authorities. The Company is now preparing a revised MIA permit application which incorporates additional data presently available to the Company as well as data gathered in further field studies.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified person responsible for the TRS is Jesse Aarsen, P.Eng., of Moose Mountain Technical Services. A copy of the TRS, and Mr. Aarson’s consent, are included as exhibits to this Annual Report.

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

For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

Current Work

In December 2020, the Company announced that its initial MIA was not approved by Mexican authorities. The Company is now working towards submitting a revised MIA permit application which incorporates additional data presently available to the Company as well as data gathered in further field studies.

Upcoming / Outlook

Almaden has access to sufficient funding to conduct its anticipated work program for the next fiscal year at the Ixtaca Project. The Company intends to proceed with the preparation of a revised MIA application and completion of the Human Rights Impact Assessment during 2022. In the normal course, MIA permits may take up to one year for review by SEMARNAT after submission.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2021, 2020, and 2019 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the IFRS.

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

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 27% (2020 – 60%) and 39% (2020 – 30%), respectively, of the Company’s actual monthly overhead costs including any shared personnel fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex, respectively. The Administrative Services Agreements have an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021 (“Fiscal 2021”), the Company recorded a comprehensive loss of $2,668,254, or $0.02 per common share, compared to a comprehensive loss of $3,129,368, or $0.03 per common share, for the year ended December 31, 2020 (“Fiscal 2020”). The decrease of $461,114 was primarily a result of $1,849,558 increase in other income offset by $1,074,303 increase in operating expenses and $314,141 increase in deferred income tax expense.

As the Company is at the development stage, it has no revenue from mining operations. Other income of $3,551,864 (Fiscal 2020 - $1,702,306) during Fiscal 2021 consisted primarily of administrative services fees earned from Azucar of $412,812 (Fiscal 2020 - $935,872) and from Almadex of $969,532 (Fiscal 2020 - $468,227). The Company has an administrative services agreement with these two companies whereby overhead and salaries expenses are proportionally allocated as described above and under the heading “Related Party Transactions” below. Amounts earned from administrative service fees depends on the business activities of each company. The increase of $1,849,558 in other income (loss) is also due to an increase in interest and other income of $450,049 earned from higher cash balance from the Fiscal 2021 financing and a refund from value added taxes in Mexico from prior years. Furthermore in Fiscal 2021, there were no financing fees paid from the gold loan compared to $54,577 in Fiscal 2020.

Operating expenses were $5,905,977 during Fiscal 2021 (Fiscal 2020 - $4,831,674). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The increase in operating expenses of $1,074,303 are mainly the result of an increase of salary and benefits of $539,901 from year-end bonus paid in 2021 by Almadex and recovered through the Administrative Services fee, an increase in professional fees of $208,742 from operational activities and an increase in share-based payments of $86,300 from stock option grants during 2021.

Fiscal 2020 compared to Fiscal 2019

For Fiscal 2020, the Company recorded a comprehensive loss of $3,129,368, or $0.03 per common share, compared to a comprehensive loss of $3,763,075, or $0.03 per common share, for the year ended December 31, 2019 (“Fiscal 2019”). The decrease of $633,707 was primarily a result of $390,645 increase in operating expenses offset by a $1,024,352 increase in other income.

As the Company is at the development stage, it has no revenue from mining operations. Other income of $1,702,306 (Fiscal 2019 - $677,954) during Fiscal 2020 consisted primarily of administrative services fees earned from Azucar of $935,872 (Fiscal 2019 - $639,320) and from Almadex of $468,227 (Fiscal 2019 - $320,093). The Company has an administrative services agreement with these two companies whereby overhead and salaries expenses are proportionally allocated as described above and under the heading “Related Party Transactions” below. The increase of $1,024,352 in other income relates to an increase in administrative service fees of $444,686 and a reduction in impairment of exploration and evaluation assets of $501,620.

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

Liquidity and Capital Resources

As at December 31, 2021, the Company’s working capital position was $10,651,264. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for fiscal 2022 that includes further development of the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year, but the Company may decide to raise additional funds through the sale of equity in fiscal 2022 depending upon favorable market conditions.

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

Under the Registration Statement on Form F-10 and Canadian final short-form base prospectus, the Company may, from time to time, prior to March 25, 2023, that the prospectus remains valid, offer for sale and issue Securities (defined below). The Company may issue and sell up to an aggregate total offering price of US$60,000,000. The Securities to be issued under the prospectus and Registration Statement on Form F-10 may consist of common shares, warrants to purchase common shares, subscription receipts that entitle the holder to receive, upon satisfaction of certain release conditions and for no additional consideration, common shares or warrants, or securities comprised of more than one of common shares, warrants and/or subscription receipts offered together as a unit (collectively, “Securities”).

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

Fiscal 2021

At the end of Fiscal 2021, the Company had working capital of $10,651,264 including cash and cash equivalents of $10,170,376 compared to working capital of $3,082,986, including cash and cash equivalents of $2,534,698 at the end of Fiscal 2020. The increase in working capital of $7,568,278 is due to the registered direct offering closed on March 2021 offset by the cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $6,457,408 at the end of Fiscal 2021 compared to $4,688,836 at the end of Fiscal 2020 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca Project of $1,749,023 (Fiscal 2020 - $1,434,882). Other components of long term liabilities relate to long-term portion of lease liabilities of $465,930 (Fiscal 2020 - $35,781) for office lease, gold loan payable of $3,227,545 (Fiscal 2020 - $2,842,756) entered with Almadex on May 14, 2019, warrant liability of $623,290 (Fiscal 2020 - $Nil) for the warrants issued pursuant to the registered direct offering on March 18, 2021 and derivative financial liabilities of $391,620 (Fiscal 2020 - $375,417) related to the gold loan.

Net cash used in operating activities during Fiscal 2021, was $1,613,580 (Fiscal 2020 - $1,253,362), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2021, was $2,795,150 (Fiscal 2020 - $1,757,718) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash from financing activities during Fiscal 2021, was $12,044,408 (Fiscal 2020 - $4,633,564) as a result of registered direct offer of $11,610,581 (Fiscal 2020 – non-brokered private placements financing $3,850,209), options exercised of $564,750 (Fiscal 2020 - $158,090), share issue cost on cashless exercise of options of $Nil (Fiscal 2020 - $40,157), deferred share issue cost of $Nil (Fiscal 2020 - $40,990), warrants exercised of $Nil (Fiscal 2020 - $10,000), net proceeds on gold in trust of $Nil (Fiscal 2020 - $818,360) and repayment of leasing of $130,923 (Fiscal 2020- $121,948).

Management estimates that the current cash position will be sufficient for the Company to carry out its business for the upcoming year. Longer term, should the Company receive the necessary permits and authorizations to proceed to construction of the Ixtaca Project, additional funding will need to be secured.

Use of Proceeds From March 2021 Financing

The net proceeds to the Company from the Offering were approximately US$9,630,500 after deducting the Agent’s Fee of US$669,500 in aggregate, but before deducting the expenses of the Offering.

The Company intends to use the majority of the net proceeds of the Offering for preparation and submission of applications for permits required to commence construction of the Ixtaca Project, additional engineering work, exploration activities, legal and consulting costs, and for general working capital purposes as follows:

Items	Expressed in millions of dollars	Budget USD	Budget CAD	Actual Use CAD Mar 18 to Dec 31, 2021	Variance CAD
1.	Permitting and related fees and expenses	2.24	2.88	(0.77)	2.11
2.	Detailed project engineering and related expenses	2.67	3.42	(0.71)	2.71
3.	Exploration drilling	0.78	1.00	(0.51)	0.49
4.	Assay costs	0.47	0.60	(0.02)	0.58
5.	Geology, mapping, geophysics	0.16	0.21	(0.20)	0.01
6.	Mineral leases	0.12	0.15	(0.08)	0.07
7.	Marketing, finance, legal, and administration costs for the next 12 months	1.48	1.90	(1.49)	0.41
8.	Public company costs for the next 12 months	0.23	0.29	(0.04)	0.25
9.	General working capital	1.48	1.90	(0.41)	1.49
Total		$ 9.63	$ 12.35	(4.23)	8.12

The above noted allocation represents the Company’s intentions with respect to its use of proceeds based on knowledge, planning and expectations of management of the Company as at March 17, 2021, when the Company filed its prospectus supplement to its base shelf prospectus dated February 25, 2021. Actual expenditures from March 18 to December 31, 2021 are reflected and compared to budget. The reason for the large variance reported above is the short time which has passed since the completion of the offering. There can be no assurances the above objectives will be completed as circumstances may change and for business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. See “Risk Factors”.

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

Trend Information

During 2021, prices of precious metals continued to be quite volatile, with the gold price trading at a low of about US$1685/ounce in March and a high of over US$1,900/ounce by June. The price of silver was characteristically more volatile, trading at a low of about US$21.50/ounce in September after having traded at over US$28/ounce earlier in February.

Volatility is against a background of Central Banks maintain low interest rate policies, and countries around the world accumulating massive debts even during good times and now exacerbated in the presence of the COVID-19 pandemic. Consumers have accumulated a lot of debt because of low interest rates and the likelihood that more consumer spending can bail everything out appears low.

It remains very difficult to predict the trajectory and consequences of the COVID-19 pandemic, but the effects are already drastic. Situations where there is increased risk to the established financial and social structures are the classic reason for owning gold and silver as preservers of savings and value; nevertheless, even the values of precious metals and the securities of companies engaged in their exploration, development and production are not immune to the repercussions that have resulted from the crisis.

Because of difficult financial conditions around the world, mining exploration has suffered and much resource development has been held up by opposition from anti-development activists, in many cases emanating from well outside of the communities local to the development projects. Nevertheless, the demand and need for precious and other metals will continue to grow. The reserves of known deposits are being depleted and the need for replacement will grow. There are fewer advanced projects in the pipeline, and management anticipates that their value will come to be recognized by both investors and the jurisdictions where they occur.

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

Contractual Obligations

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments effective April 1, 2017 through to March 31, 2022 with an extension through to March 31, 2027. The Company has government requirements in work and/or taxes to maintain claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company.

The operating lease contains an extension option exercisable only by the Company which was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

Table No. 4

Contractual Obligations of the Company

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease	$905,566	$171,759	$338,046	$351,238	$44,523

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each. Effective December 31, 2015, the Chairman’s contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each. The Chairman’s contract and the President’s contract were amended April 1, 2016 and further amended on January 1, 2019 to make their term indefinite. Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer (“CFO”) entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Executive Vice-President (formerly Vice President, Corporate Development) entered into an Employment Agreement for an indefinite term. Effective January 1, 2016, the Chairman’s and President’s base salaries (“Base Salary”) were $240,000 and $265,000, respectively, and the CFO’s and EVP’s Base Salaries were $185,000 and $175,000, respectively. Effective January 1, 2017, the Chairman’s, President’s, CFO’s and EVP’s Base Salaries were $240,000, $305,000, $203,500 and $192,500, respectively. Under the Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd. the Company provides management services to Azucar and Almadex. Azucar compensates the Company 27% (2020 – 60%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 39% (2020 – 30%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 66% (2020 – 90%) of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Executive Vice-President.

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

Significant accounting judgments and estimates

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have;

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plan and equipment and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

Item 6.	Directors, Senior Management and Employees

Table No. 5 lists the directors of the Company as of April 28, 2022. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Table No. 5

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, B.C. Canada	81	February 1, 2002(4)
Morgan Poliquin, B.C. Canada	50	February 1, 2002(4)
Elaine Ellingham(1)(2)(3) ON, Canada	63	February 27, 2018
Kevin O’Kane(1)(2)(3) B.C. Canada	62	March 31, 2021
Alfredo Phillips(2) CDMX, Mexico	60	March 31, 2021
Ria Fitzgerald(1)(3) B.C. Canada	43	June 29, 2021

 (1) Member of Audit Committee

 (2) Member of Nominating and Corporate Governance Committee

 (3) Member of Compensation Committee

 (4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

Table No. 6 lists the Executive Officers of the Company as of April 28, 2022. The Executive Officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents British Columbia, Canada and citizens of Canada with the exception of Laurence Morris, who is a resident of Nicaragua and citizen of the United Kingdom.

Table No. 6

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chairman of the Board	81	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	50	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	56	May 30, 2011
Douglas McDonald	Executive Vice-President	53	September 22, 2014
Laurence Morris	Vice-President, Operations & Projects	68	April 30, 2018
John A. Thomas	Vice-President, Project Development	74	September 9, 2019

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

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, her principal occupation during the preceding five years, having held senior positions in several mining companies. Ms. Ellingham serves as President & CEO of Omai Gold Mines Corp. and is principal of Ellingham Consulting, providing corporate advisory services to international mining companies and private equity groups. She spent eight years with the Toronto Stock Exchange serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Alamos Gold Inc. and Omai Gold Mines Corp.

Kevin O'Kane is a registered professional engineer with nearly 40 years of experience in the global mining industry, his principal occupation during the preceding five years. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O'Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D), achieved in 2021. He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden's Board. Mr. O’Kane also serves on the Boards of SolGold Plc, IAMGOLD Corporation and NorthIsle Copper and Gold Inc.

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. He is currently the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest steel producer and a similar capacity for Torex Gold for over six years. Mr. Phillips is past President of the Mining Task Force of the Canadian Chamber of Commerce in Mexico, continues to serve on the Board of the Chamber, and is founding Chairman of the Guerrero Mining Cluster since 2016. He also serves on the Board of Directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master's in Public Administration from the Kennedy School of Government at Harvard University.

Ria Fitzgerald is a business development consultant with twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in the mining, infrastructure, and renewable power sectors, her principal occupation during the preceding five years. She is currently providing corporate advisory services in the mining and renewable power sectors. Ms. Fitzgerald has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. She has also worked for mining companies in providing strategic analysis regarding mergers & acquisitions and financings. Ms. Fitzgerald holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction in finance and holds both the Chartered Financial Analyst designation and the Certificate in ESG Investing from the CFA Institute.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar Minerals Ltd. and Almadex Minerals Ltd., of which he is also the Chief Financial Officer and Corporate Secretary, his principal occupation during the preceding five years.

Douglas McDonald, formerly Vice-President, Corporate Development, holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 20 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar Minerals Ltd. and Almadex Minerals Ltd., of which he is also a director and the Executive Vice-President, his principal occupation during the preceding five years.

Laurence Morris is a mining engineer and geologist with more than 35 years of experience in the metals and mining business, his principal occupation during the preceding five years. Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries. From 2015 to 2017, Mr. Morris was the Mine Manager for First Quantum Minerals at their US$5.5 billion Cobre Panama project, where he was responsible for transitioning the project from a greenfields site to an operating mine, including mine planning, mining team assembly and training, setting up operating procedures and technical services. Prior to this Mr. Morris held several key positions including Vice President of Operations for Minefinders Corporation Ltd. from 2010 to 2013. In that position, he oversaw all aspects of development, mining operations, exploration activities and resource management at the Dolores mine in Mexico. Prior to joining Minefinders in 2010, Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania. Mr. Morris holds an Honours Bachelor of Science in Geology from the University of Sheffield. He is a Fellow of the Institute of Materials, Minerals and Mining (IOM3), a voluntary director of the IOM3’s Minerals Technology Division, and an active writer on mining and environmental matters. He is a registered project manager and a member of the Association of Project Management.

John A. Thomas is a professional engineer, who holds a BSc, an MSc and a PhD in chemical engineering from the University of Manchester in the United Kingdom. He also received a diploma in accounting and finance from the U.K. Association of Certified Accountants. He has over 45 years of experience in the mining industry, including both base metal and precious metal projects in several countries including Brazil, Venezuela, Costa Rica, Russia, Kazakhstan, Canada and Zambia, his principal occupation during the preceding five years. His experience covers a wide range of activities in the mining industry from process development, management of feasibility studies, engineering and management of construction, and operation of mines. He served as VP Projects for Atlantic Gold for six years during which time he acted as a Qualified Person for the construction of the Moose River Consolidated Mine.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any such director or executive officer was selected as a director or executive officer. Duane Poliquin, Chairman of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

Compensation

For the purposes of this document, “executive officer” of the Company means an individual who at any time during the year was the Chief Executive Officer (“CEO”), President, Executive Vice President or Chief Financial Officer (“CFO”) of the Company; any Vice-President in charge of a principal business unit, division or function; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2021:

1. the CEO;

2. the CFO;

3. each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

4. any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

During Fiscal 2021, the Chairman was remunerated at his base salary of $240,000 per annum, of which he has agreed to defer payment of $96,000 (2019-2020 - $160,000), and the Chief Executive Officer was remunerated at his base salary of $345,000 per annum. The Chief Executive Officer’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Effective December 31, 2015, a contract with a company in which the Chairman is a shareholder, Hawk Mountain Resources Ltd., was terminated by mutual consent with the Company and, in lieu thereof, the Chairman entered into a new employment contract directly with the Company. The new employment contract includes a base salary of $240,000 per annum and has an effective date of January 1, 2016. It has an initial two-year term and is renewable for two additional successive terms of 24 months each (the “Extended Term”) ending December 31, 2021. On January 1, 2019, both the Chief Executive Officer’s and Chairman’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite.

During Fiscal 2021, the Chief Financial Officer (“CFO”) and the Executive Vice-President (“EVP”) were remunerated at their base salary of $241,250 CAD and $233,667 CAD, respectively. Each of the CFO’s and EVP’s employment agreements have indefinite terms.

Under Administrative Services Agreements between the Company and each of Azucar Minerals Ltd. and Almadex Minerals Ltd., the Company provides management services to Azucar and Almadex. Azucar compensates the Company 27% (2020 – 60%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 39% (2020 – 30%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 66% (2020 – 90%) of the contractual compensation amounts for the Chairman, Chief Executive Officer, Chief Financial Officer and Executive Vice-President.

All non-management Directors are compensated $30,000 (2020 - $12,000) yearly. The Chair of the Audit Committee and the Chair of the Compensation Committee are compensated an additional $10,000 (2020 - $5,000) and $5,000 (2020 - $5,000) per year respectively. The Chair of the Nominating and Corporate Governance Committee is compensated $Nil (2020 - $Nil) yearly. The Compensation Committee also recommended that, with respect to Director stock options, up to 550,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 7 below, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2021 was $613,022 (Fiscal 2020 - $236,200) after recovery by the Company of 66% (2020 - 90%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 7

Summary Compensation Table

Annual Compensation					Long-Term Compensation Awards				Total
					Restricted	Options/
Name,	Fiscal			Other Annual	Stock	SARS	LTIP	All Other	Total
Principle Position and	Year	Salary	Bonus	Compensation*	Awards	Granted	Payouts	Compensation	Compensation
Jurisdiction of Residence						(#)
Duane Poliquin	2021(1)(2)	$82,000(9)	Nil	$155,450	Nil	615,000	Nil	Nil	$237,450
Chairman of the Board &	2020(1)(2)	$24,000(9)	Nil	$230,000	Nil	800,000	Nil	Nil	$254,000
Director, B.C, Canada	2019(1)(2)	$96,000(9)	Nil	$121,850	Nil	565,000	Nil	Nil	$217,850
Morgan Poliquin	2021(1)(2)	$117,875	$35,366	$344,950	Nil	1,165,000	Nil	Nil	$498,191
President, CEO	2020(1)(2)	$33,500	Nil	$525,000	Nil	2,075,000	Nil	Nil	$558,500
& Director, B.C, Canada	2019(1)(2)	$134,000	Nil	$263,850	Nil	1,065,000	Nil	Nil	$397,850
Elaine Ellingham(6)	2021	Nil	Nil	$136,500	Nil	450,000	Nil	$40,000(3)(5)	$176,500
Director, ON, Canada	2020	Nil	Nil	$20,000	Nil	100,000	Nil	$12,000(3)	$32,000
	2019	Nil	Nil	Nil	Nil	Nil	Nil	$12,000(3)	$12,000
Kevin O’Kane(11)	2021	Nil	Nil	$167,500	Nil	550,000	Nil	$22,500(3)	$190,000
Director, B.C, Canada
Alfredo Phillips(11)	2021	Nil	Nil	$167,500	Nil	550,000	Nil	$22,500(3)	$190,000
Director, CDMX, Mexico
Ria Fitzgerald(11)	2021	Nil	Nil	$137,500	Nil	550,000	Nil	$17,500(3)(4)	$155,000
Director, B.C, Canada
Jack McCleary(10)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, AB,	2020	Nil	Nil	$101,300	Nil	318,000	Nil	$17,0000(3)(5)	$118,300
Canada	2019	Nil	Nil	$39,440	Nil	232,000	Nil	$17,0000(3)(5)	$56,440
Gerald G. Carlson(10)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, B.C,	2020	Nil	Nil	$90,200	Nil	272,000	Nil	$12,000(3)	$102,200
Canada	2019	Nil	Nil	$62,600	Nil	240,000	Nil	$12,000(3)	$74,600
Mark T. Brown(10)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, B.C,	2020	Nil	Nil	$73,800	Nil	268,000	Nil	$17,000(3)(4)	$90,800
Canada	2019	Nil	Nil	$67,580	Nil	282,000	Nil	$17,000(3)(4)	$84,580
William J. Worrall(10)	2021	Nil	Nil	$12,500	Nil	50,000	Nil	Nil	$12,500
Former Director, B.C,	2020	Nil	Nil	$109,750	Nil	385,000	Nil	$12,000(3)	$121,750
Canada	2019	Nil	Nil	$33,350	Nil	115,000	Nil	$12,000(3)	$45,350
Korm Trieu	2021(1)(2)	$83,042	$25,628	$170,200	Nil	540,000	Nil	Nil	$278,870
Chief Financial Officer,	2020(1)(2)	$22,500	Nil	$142,000	Nil	605,000	Nil	Nil	$164,500
B.C, Canada	2019(1)(2)	$90,000	Nil	$63,100	Nil	240,000	Nil	Nil	$153,100
Douglas McDonald	2021(1)(2)	$80,983	$25,628	$157,750	Nil	525,000	Nil	Nil	$264,361
Executive Vice President	2020(1)(2)	$21,200	Nil	$179,250	Nil	625,000	Nil	Nil	$200,450
B.C, Canada	2019(1)(2)	$84,800	Nil	$41,750	Nil	175,000	Nil	Nil	$126,550
Laurence Morris(7)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Vice President, Operations	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
& Projects, Nicaragua	2019	$236,491	Nil	Nil	Nil	Nil	Nil	Nil	$236,491
John A. Thomas (8)	2021	$60,000	Nil	$102,000	Nil	300,000	Nil	Nil	$162,000
Vice President, Project	2020	$65,000	Nil	Nil	Nil	Nil	Nil	Nil	$65,000
Development, B.C, Canada	2019	$40,000	Nil	$74,500	Nil	300,000	Nil	Nil	$114,500

*	Other Annual Compensation is the fair value of options granted calculated using the Black-Scholes option pricing model at grant date.
(1)	Azucar has compensated the Company, 40% during Fiscal 2019, 60%, during Fiscal 2020, and 27% during Fiscal 2021 of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 40%, 60% or 27% from Azucar.
(2)	Almadex has compensated the Company, 20% during Fiscal 2019, 30% during Fisca1 2020, and 39% during Fiscal 2021 of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 20%, 30% or 39% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chairman’s fees.
(5)	Compensation Committee Chairman’s fees.
(6)	Elaine Ellingham commenced as a Director of the Company effective February 27, 2018.
(7)	Laurence Morris, Vice President, Operations & Projects, is compensated at an annual fee of Nil USD during 2021 and 2020, and $178,330 USD during 2019.
(8)	John A. Thomas commenced as Vice President, Project Development effective September 9, 2019 and pursuant to his Independent Contractor Agreement dated July 1, 2019 is compensated at a rate of $5,000 per month.
(9)	Duane Poliquin has agreed to defer payment to him of $96,000 of his $240,000 gross salary during Fiscal 2021 and 2020 and $64,000 of his $240,000 gross salary during Fiscal 2019.
(10)	Jack McCleary and Gerald G. Carlson ceased to be Directors on March 31, 2021, Mark T. Brown ceased to be a Director on June 29, 2021 and Willian J. Worrall ceased to be a Director on July 24, 2021.
(11)	Kevin O’Kane and Alfredo Phillips commenced as a Director of the Company effective March 31, 2021 and Ria Fitzgerald commenced as a Director effective June 29, 2021

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chairman

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

(4)	Executive Vice President

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with Toronto Stock Exchange guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2021, Fiscal 2020 and Fiscal 2019 vested on the date granted. Under the requirements of the Toronto Stock Exchange, all unallocated options under the Plan must be approved by the Board of Directors, including a majority of the unrelated directors, and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval. The Plan received its triennial approval in Fiscal 2020.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of April 28, 2022 are set forth in Table No. 8, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 8

Stock Options Outstanding

Name	# Options Outstanding &Exercisable	Exercise Price CDN$	Expiry Date
Duane Poliquin	500,000	0.64	06/09/2022
Chairman of the Board & Director	200,000	1.13	10/03/2022
	100,000	0.89	12/15/2022
	100,000	0.69	05/08/2023
	350,000	0.62	07/08/2023
	165,000	0.51	09/18/2023
Morgan Poliquin	500,000	0.62	05/31/2022
President, Director &	700,000	0.64	06/09/2022
Chief Executive Officer	200,000	1.13	10/03/2022
	300,000	0.89	12/15/2022
	250,000	0.97	02/09/2023
	600,000	0.62	07/08/2023
	315,000	0.51	09/18/2023
	375,000	0.38	03/07/2027
Alfredo Phillips	500,000	0.68	03/31/2023
Director	50,000	0.62	07/08/2023
Kevin O’Kane	500,000	0.68	03/31/2023
Director	50,000	0.62	07/08/2023
Ria Fitzgerald	550,000	0.62	07/08/2023
Director
Elaine Ellingham	400,000	0.68	03/31/2023
Director	50,000	0.62	07/08/2023
	100,000	0.38	03/07/2027
Korm Trieu	75,000	0.41	04/30/2022
Chief Financial Officer &	150,000	0.64	06/09/2022
Corporate Secretary	100,000	1.13	10/03/2022
	30,000	0.89	12/15/2022
	50,000	0.97	02/09/2023
	75,000	0.96	03/03/2023
	200,000	0.68	03/31/2023
	100,000	0.62	07/08/2023
	115,000	0.51	09/18/2023
	250,000	0.38	03/07/2027
Douglas McDonald	20,000	0.64	06/09/2022
Executive Vice President	100,000	1.13	10/03/2022
	255,000	0.89	12/15/2022
	75,000	0.96	03/03/2023
	250,000	0.68	03/31/2023
	100,000	0.62	07/08/2023
	100,000	0.51	09/18/2023
	250,000	0.38	03/07/2027
John A. Thomas	50,000	0.97	02/09/2023
Vice President, Project Development	100,000	0.96	03/03/2023
	150,000	0.51	09/18/2023
Total Directors/Officers (9 persons)	9,450,000
Total Employees/Consultants (12 persons)	2,540,000
Total Directors/Officers/Employees/Consultants	11,990,000

No funds were set aside or accrued by the Company during Fiscal 2021 to provide pension, retirement or similar benefits for directors or executive officers.

General

The TSX and the applicable Canadian securities law and regulation require that the Company comply with National Instrument 58-101 (Disclosure of Corporate Governance Practices) or any replacement of that instrument. The Company is also, under applicable Canadian securities law and regulation, required to comply with National Policy 58-201 (Corporate Governance Guidelines). National Instrument 58-101 and National Policy 58-201 (for convenience referred to in the aggregate as the “guidelines”) deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters. The Company’s statement as to compliance with the guidelines and its approach to corporate governance is set forth below.

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

Executive Vice President (formerly Vice President, Corporate Development)

Reports to:

The CEO of the Company

Responsibilities:

The Executive Vice President is responsible for:

-	Developing and managing relationships with current and prospective business partners, investment bankers, institutional investors, financial analysts and the media;
-	Preparing and presenting comprehensive reviews and analysis regarding the business to senior management and to the Board;
-	Coordinating execution of key strategic initiatives such as activities relating to business and project financing, permitting and litigation;
-	Ensuring appropriate corporate disclosure of non technical matters, aside from matters which would normally fall under the purview of the CFO;
-	Working with the CEO in preparing and presenting to investors, the executive team and the Board;
-	Conducting technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

The Executive Vice President shall work with the CEO in establishing and managing relationships with key stakeholders, identifying and analysing key strategic business opportunities, as well as the development, communication and implementation of corporate strategies related to executing the business plan of the Company.

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

The Vice President, Project Development shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Project Development shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

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

In the Fiscal year ended December 31, 2021 there were five (5) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 9 indicates the number of meetings attended by each director.

Table No. 9

Meetings Attended

Director	Attended	Meetings
Duane Poliquin	5	5
Morgan Poliquin	5	5
Elaine Ellingham	5	5
Alfredo Phillips	3	3
Kevin O’Kane	3	3
Ria Fitzgerald	2	2

All Directors attended all board meetings held after they were appointed to the Board

The Chairman is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2021, five (5) meetings of the independent Board members were convened.

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

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss the broad range of matters and issues relevant to the Company’s business interests and the Board is responsible for the approval of the Company’s Strategic Plan. In addition, the Board receives reports from management on the Company’s operational and financial performance. Between scheduled meetings, matters requiring Board authorization are effected by means of signed Consent Resolutions.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE American Company Guide Rules. The current Board is composed of six members. The Board has determined that a majority of directors, namely 4 directors, are independent - Elaine Ellingham, Kevin O’Kane, Alfredo Phillips and Ria Fitzgerald. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chairman and Chief Executive Officer/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian Securities Administrators’ National Instrument NI 52-110 - Audit Committees (“NI 52-110”) and NYSE American Exchange Company Guide Rules.

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

The members of the Audit Committee are Elaine Ellingham, Kevin O’Kane and Ria Fitzgerald, all of whom are independent (on the basis determined as set forth above) and “financially literate” within the meaning of NI 52-110, in that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The members of the Audit Committee have the respective education and experience set out below that is relevant to the performance of such member’s responsibilities as an Audit Committee member:

Elaine Ellingham has an MBA and has over 25 years of financial and management experience for public companies and for private equity groups. She held responsibilities for financial due diligence on issuers and applicants during her tenure at the TSX. She has served on audit committees for TSX and TSXV companies for over 12 years.

Kevin O'Kane is a registered professional engineer with nearly 40 years of experience in the global mining industry. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O'Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D), achieved in 2021. He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden's Board. Mr. O’Kane also serves on the Boards of SolGold Plc IAMGOLD Corporation and NorthIsle Copper and Gold Inc.

Ria Fitzgerald holds a Bachelor of Commerce degree and the Chartered Financial Analyst designation. She has over 20 years of financial, investment and capital markets experience, primarily in the mining sector.

The Audit Committee met four (4) times during Fiscal 2021.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Elaine Ellingham, Kevin O’Kane, and Alfredo Phillips. The Nominating and Corporate Governance Committee met four (4) times during Fiscal 2021. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Elaine Ellingham, Kevin O’Kane, and Ria Fitzgerald. The Compensation Committee met four (4) times during Fiscal 2021 with Elaine Ellingham attending all four (4) meetings. Kevin O’Kane and Ria Fitzgerald attended two (2) of two (2) available meetings while they were on the Compensation Committee. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

Policies Regarding the Representation of Women on the Board

There are currently two women on the Company’s Board representing 33.3% of the Board. The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board will consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. The Company will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender, age, ethnicity or culture.

Consideration Given to the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender, age, ethnicity or culture.

The Company’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender, age, ethnicity or culture.

Number of Women on the Board and in Executive Officer Positions

As at the date of this Form Annual Report on Form 20-F, two of the Company’s directors (representing 33.3% of the Company’s six directors) are and none of the Company’s executive officers are women.

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

Employees

As of December 31, 2021 and continued through to April 28, 2022, the Company operated with eight people in Canada, of which five are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

Table No. 10 lists, as of April 28, 2022, directors and executive officers who beneficially own the Company's voting securities (Common Shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	5,163,636(1)(10)	3.71%
Common	Morgan Poliquin	5,001,893(2)(10)	3.56%
Common	Elaine Ellingham	676,300(3)	0.49%
Common	Kevin O’Kane	550,000(4)	0.40%
Common	Alfredo Phillips	550,000(5)	0.40%
Common	Ria Fitzgerald	550,000(6)	0.40%
Common	Korm Trieu	1,253,144(7)	0.91%
Common	Doug McDonald	1,274,401(8)	0.92%
Common	John A. Thomas	300,000(9)	0.22%
	Total Directors/Officers as group	15,319,374	11.00%
(1)	Of these shares 1,415,000 represent currently exercisable stock options. 540,500 represent currently exercisable warrants.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 550,000 represent currently exercisable stock options, 12,500 represent currently exercisable warrants. 44,400 of these shares are held indirectly through Edward Kammermayer, the husband of Mrs. Ellingham.
(4)	Of these shares 550,000 represent currently exercisable stock options.
(5)	Of these shares 550,000 represent currently exercisable stock options.
(6)	Of these shares 550,000 represent currently exercisable stock options.

(7)	Of these shares 1,145,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife. 28,000 of these shares represent currently exercisable warrants.
(8)	Of these shares, 1,150,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(9)	Of these shares 300,000 represent currently exercisable stock options.
(10)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of April 28, 2022 and stock options and warrants exercisable within 60 days held by each beneficial owner.

Item 7.	Major Shareholders and Related Party Transactions

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 11 lists, as of April 28, 2022, the only persons or companies beneficially owning more than 5% of the Company’s voting securities (Common Shares).

Table No. 11

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	5,163,636(1)(3)	3.71%
Common	Morgan Poliquin	5,001,893(2)(3)	3.56%
(1)	Of these shares 1,415,000 represent currently exercisable stock options. 540,500 represent currently exercisable warrants.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with SEDI, Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of April 28, 2022 and stock options and warrants exercisable within 60 days held by each beneficial owner.

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

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, the Vice President, Operations & Projects, and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 27% (2020 – 60%, 2019 – 40%) of executive officer compensation from Azucar and 39% (2020 – 30%, 2019 – 20%) of executive officer compensation from Almadex:

	March 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Professional fees	$15,000	$60,000	$65,000	$276,491
Salaries and benefits	108,863	450,522	101,200	404,800
Share-based payments	302,250	1,551,850	1,471,300	768,020
Directors’ fees	36,250	102,500	70,000	70,000
	$462,363	2,164,872	$1,707,500	$1,519,311

(b)	Administrative Services Agreements

The Company recovers a portion of expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2021, the Company received $412,812 (2020 - $935,872; 2019 - $639,320) from Azucar for administrative services fees included in other income and received $969,532 (2020 - $468,227; 2019 - $320,093) from Almadex for administrative services fees included in other income.

At December 31, 2021, included in accounts receivable is $15,063 (2020 - $81,623) due from Azucar and $69,298 (2020 - $40,678) due from Almadex in relation to expenses recoveries.

At December 31, 2021, the Company accrued $72,130 (2020 - $37,689) payable to Almadex for exploration and drilling services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2021, the Company employed the Chairman’s daughter for a salary of $41,300 less statutory deductions (2020 - $41,300; 2019 - $41,300) for marketing and administrative services provided to the Company.

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

Legal Proceedings

The Company’s Ixtaca Project Original Concessions (see definition below) have been the subject of legal proceedings (the “Amparo”). On April 7, 2015, the Ejido Tecoltemi filed the Amparo against Mexican mining authorities claiming that Mexico’s mineral title system is unconstitutional because indigenous consultation is not required before the granting of mineral title. Almaden’s two original mining concessions covering the Ixtaca Project (the “Original Concessions”) (Figure 1 below) are the subject matter of the Amparo. The Original Concessions cover Almaden’s Ixtaca Project and certain endowed lands of the Ejido (the “Ejido Lands”). The Ejido Lands overlap approximately 330 Ha of the far southeastern corner of the Original Concessions and are not considered material to Almaden.

615,000 mE
617,500 mE
620,000 mE
622,500 mE
625,000 mE
627,500 mE
630,000 mE
632,500 mE
2,182,500 mN
2,180,000 mN
2,177,500 mN
2,175,000 mN
2,172,500 mN
2,170,000 mN
Social
Area of Impact
CERRO GRANDE
CERRO GRANDE 2
Environmental
Area of Impact
Pit
Elevation
2260m
8.60km from pit to Ejido land
Increase of 340m in elevation
7.30km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
Elevation
2600m
TECOLTEMI
EJIDO
LANDS
Drainages
100m elevation contours
0
5
kilometres

Figure 1: Original Concessions. Ixtaca environmental and social impact areas, and Ejido Lands

Shortly after the Amparo was filed in April 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

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

On February 17, 2022, the Company announced that the SCJN reached a decision on February 16, 2022 in respect of the Mineral Title Lawsuit involving the Company’s mineral claims. On April 27, 2022, the Company announced that the SCJN had published its final decision on this matter.

Almaden has reviewed the final decision of the SCJN. The decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The decision orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to issue them to Almaden following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The decision discusses the application of international law and jurisprudence to the implementation of consultation by Mexican authorities with relevant indigenous communities. It also provides some detail to Mexican authorities regarding the procedures required to be followed by those authorities in the performance of indigenous consultation prior to the grant of mineral claims. Furthermore, the decision clarifies that the Company’s original claim applications were submitted pursuant to the legal framework in force at the time and as such Almaden’s mineral rights at the Ixtaca project are safeguarded while the mining authorities comply with conditions and requirements prior to issuing the mineral titles. As previously disclosed, the Company has no interest in holding mineral claims over the indigenous community’s land. The decision will take effect at the time of its official notification to the Company which is expected shortly.

Almaden intends to interact with Mexican government officials and local community officials in order to facilitate to the extent possible the government’s execution of its responsibilities in the issuance of the mineral titles. At present there is no timeline for the consultation process.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. The Amparo ruling may halt or result in a significant delay in project development notwithstanding the extensive local engagement already conducted by the Company.

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

615,000 mE
617,500 mE
620,000 mE
622,500 mE
625,000 mE
627,500 mE
630,000 mE
632,500 mE
2,182,500 mN
2,180,000 mN
2,177,500 mN
2,175,000 mN
2,172,500 mN
2,170,000 mN
Social
Area of Impact
CERRO GRANDE R6
CERRO GRANDE R5
CERRO GRANDE R1
CERRO GRANDE R4
CERRO GRANDE R3
CERRO GRANDE 2 R3
CERRO GRANDE 2 R2
CERRO GRANDE R2
CERRO GRANDE 2 R1
Environmental
Area of Impact
Pit
Elevation
2260m
8.60km from pit to Ejido land
Increase of 340m in elevation
7.30km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
Elevation
2600m
TECOLTEMI
EJIDO
LANDS
Drainages
0
5
kilometres
100m elevation contours

Social
Area of Impact
CERRO GRANDE R6
CERRO GRANDE R5
CERRO GRANDE R1
CERRO GRANDE R4
Environmental
Area of Impact
Pit
CERRO GRANDE R3
Elevation
2260m
8.60km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
7.30km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
CERRO GRANDE 2 R3
CERRO GRANDE 2 R2
TECOLTEMI
EJIDO
LANDS
Drainages
100m elevation contours
kilometres
0
5
615,000 mE
617,500 mE
620,000 mE
622,500 mE
625,000 mE
627,500 mE
630,000 mE
632,500 mE
2,182,500 mN
2,180,000 mN
2,177,500 mN
2,175,000 mN
2,172,500 mN
2,170,000 mN

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

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records reflected the position that the Original Concessions (the subject matter of the Amparo) are active and owned by Almaden (through its Mexican subsidiary) and the New Concessions are left without effect. It should be noted that the Mexican mining authorities also have indicated in the December 2019 Certificates that their position is subject to the final resolution of the Amparo.

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

Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca Project. As noted above those claims are subject to the Amparo and the decision of the SCJN announced by the Company on April 27, 2022.

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

The Company's common shares trade on TSX in Toronto, Ontario, Canada having the symbol "AMM,” and on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

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

Table No. 12

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Year Ended	High	Low
12/31/2021	$1.20	$0.27
12/31/2020	1.24	0.21
12/31/2019	0.90	0.43
12/31/2018	1.05	0.48
12/31/2017	1.75	0.71

Table No. 13

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Year Ended	High	Low
12/31/2021	$1.52	$0.36
12/31/2020	1.60	0.31
12/31/2019	1.19	0.57
12/31/2018	1.35	0.63
12/31/2017	2.33	0.92

Table No. 14 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common shares on NYSE American for the two most recent full financial years. Table No. 15 lists the quarterly high and low prices for shares of Almaden Minerals Ltd. common shares on TSX for the two most recent full financial years.

Table No. 14

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Quarter Ended	High	Low
03/31/2022	$0.49	$0.27
12/31/2021	0.44	0.27
09/30/2021	0.51	0.36
06/30/2021	0.60	0.46
03/31/2021	1.20	0.48
12/31/2020	1.24	0.45
09/30/2020	1.09	0.47
06/30/2020	0.59	0.26

Table No. 15

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Quarter Ended	High	Low
03/31/2022	$0.62	$0.34
12/31/2021	0.55	0.36
09/30/2021	0.67	0.47
06/30/2021	0.74	0.58
03/31/2021	1.52	0.61
12/31/2020	1.60	0.59
09/30/2020	1.43	0.64
06/30/2020	0.77	0.38

Table No.16 lists the high and low prices for shares of Almaden Minerals Ltd. common shares on NYSE American for the most recent six months. Table No. 17 lists the high and low prices for shares of Almaden Minerals Ltd. common shares on TSX for the most recent six months.

Table No. 16

Almaden Minerals Ltd.

Stock Trading Activity

NYSE American

(expressed in US$)

Month Ended	High	Low
03/31/2022	$0.49	$0.28
02/28/2022	0.39	0.27
01/31/2022	0.32	0.27
12/31/2021	0.35	0.27
11/30/2021	0.44	0.32
10/31/2021	0.41	0.37

Table No. 17

Almaden Minerals Ltd.

Stock Trading Activity

The Toronto Stock Exchange

(expressed in C$)

Month Ended	High	Low
03/31/2022	$0.62	$0.38
02/28/2022	0.49	0.34
01/31/2022	0.40	0.34
12/31/2021	0.44	0.36
11/30/2021	0.55	0.40
10/31/2021	0.51	0.45

The closing price of the Company’s common shares was $0.36 (US$) on the NYSE American and $0.45 (C$) on TSX on March 31, 2022.

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

On February 28, 2022, the shareholders' list for the Company’s common shares showed 213 registered shareholders, including depositories, and 137,221,408 shares outstanding. 178 of these registered shareholders are U.S. residents, owning 38,497,549 shares representing 28% of the issued and outstanding common shares. 24 of these registered shareholders are Canadian residents, owning 93,878,480 shares representing 68% of the issued and outstanding common shares. 11 of these registered shareholders are of other countries, owning 4,845,379 shares representing 4% of the issued and outstanding common shares.

Table No. 18 lists changes, if any, in issued shares to April 28, 2022:

Table No. 18

Shares Issued to April 28, 2022

Number
Balance, December 31, 2021	137,221,408
Balance, April 28, 2022	137,221,408

Item 10.	Additional Information

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

The Company’s common shares are not normally flow-through shares but the Company has issued flow-through shares pursuant to private placements of the Company’s common shares. There were no flow-through shares issued in Fiscal 2021, Fiscal 2020 or Fiscal 2019. In Fiscal 2011, the Company issued 100,000 flow-through shares.

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

Articles

The Company was formed through the amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corporation effective December 31, 2001 under the Company Act of British Columbia (the “Company Act”). On March 29, 2004, British Columbia adopted the BCBCA to replace the Company Act. Companies registered under the Company Act are required to transition to the BCBCA. At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company’s Articles and adopt new Articles, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares. The Company’s new Articles became effective in June 2005 (the “Articles”).

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

Advance Notice Policy

On January 28, 2013 the Company’s Board of Directors approved and adopted an Advance Notice Policy, as amended on May 1, 2015 (the “Policy”) which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCBCA: or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

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

1. Gold Loan Agreement dated as of May 14, 2019 between the Company (the “Borrower”) and Almadex Minerals Ltd. (the “Lender”). Almaden may borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, the Lender will sell the requested gold and send the proceeds in US dollars to the Borrower. Interest will be at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2024, but may be extended to March 31, 2026 upon written notice from Borrower to Lender. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of the Lender. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory Prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. The full text of the Gold Loan Agreement is filed as an exhibit to the 2020 Annual Report on Form 20- F filed with the Commission on March 26, 2021.

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

Passive Foreign Investment Company

As a foreign company with U.S. Holders, the Company could potentially be treated as a PFIC, as defined in Section 1297 of the Code. Section 1297 of the Code defines a PFIC as a company that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes among other types of income, interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign company or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.

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

Under one method, a U.S. shareholder who elects in a timely manner to treat the PFIC as a QEF, as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the company qualifies as a PFIC his pro-rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the company's annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

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

This Annual Report and the Company’s recent Form 6-K filings can be viewed on the EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html. Additional information relating to the Company may be found on Sedar at www.sedar.com. As well, additional information is contained in the Company’s Information Circular for its most recent annual meeting of security holders that involved the election of directors held on June 29, 2021 and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $310,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $24,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $102,000.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2021. This evaluation was conducted under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Commission that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Elaine Ellingham is the Company's audit committee financial expert. Ms. Ellingham has extensive business and financial experience. She has served as a director of several other publicly traded companies over the past 15 years, and currently serves as a director of two other publicly traded mining companies. Ms. Ellingham is independent as defined by Section 803(A) of the NYSE American Listing Standards.

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

As of the hereof, the aforementioned Named Expert or, as applicable, Designated Professionals, to the best of the Company's knowledge, after reasonable inquiry, beneficially owns, directly or indirectly, less than 1% of the Common Shares of the Company or any of the Company’s associates or affiliates, and none of them have any registered or beneficial ownership, direct or indirect, of property of the Company or any of the Company’s associates or affiliates.

Table No. 19 lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 19

Principal Accountant Fees

	December 31, 2021	December 31, 2020
Audit fees	$42,000	$42,000
Audit-related fees	14,137	15,088
Tax fees	-	-
All other fees	-	-

Fiscal 2021 and Fiscal 2020 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The Company’s class of common shares is listed on the NYSE American and the Toronto Stock Exchange. Under the rules of the NYSE American, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE American Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 6 directors, of which 4 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE American.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Our external auditor is Davidson & Company LLP, Vancouver, British Columbia, Canada (PCAOB Number 731).

PART III

Item 17.	Financial Statements

The Company has provided financial statements pursuant to Item 18 of this Form 20-F.

Item 18.	Financial Statements

The Company’s consolidated financial statements and notes thereto are expressed in Canadian Dollars (CDN$) and are prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”).

Item 19.	Exhibits

A. The financial statements and notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 25, 2022

Consolidated statements of financial position at December 31, 2021 and 2020

Consolidated statements of comprehensive loss for the years ended December 31, 2021, 2020 and 2019

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

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

2.	Instruments defining the rights of holders of equity or debt securities being registered
- Refer to Exhibit No. 1.

3.	Voting trust agreements. The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.	Executive Compensation Contract dated January 29, 2013 with Hawk Mountain Resources Ltd.
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 and filed with the Commission on March 28, 2013.
4.1	Executive Compensation Contract dated January 29, 2013 with Morgan Poliquin
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2012 and filed with the Commission on March 28, 2013.

4.2	Assignment of Rights Agreement dated March 11, 2013 with Don David Gold Mexico, S.A. de C.V.
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.
4.3	Sale and Purchase Agreement dated June 20, 2013 with Tarsis Resources Ltd.
- Incorporated by reference to the Form 6-K and filed with the Commission on June 20, 2013.
4.4	Amendment Agreement dated November 26, 2013 with Candymin, S.A. de C.V. and Mr. Charlie Warren
- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.
4.5	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.
4.6	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.
4.7	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.
4.8	Termination Agreement effective December 31, 2015 between the Company and Hawk Mountain Resources Ltd. and filed with the Commission on March 31, 2016.
4.9	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.
4.10	Deloitte Letter to the Securities and Exchange Commission dated March 29, 2016 and filed with the Commission on March 31, 2016.
4.11	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.
4.12	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.
4.13	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.14	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.15	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018 and filed with the Commission on March 15, 2019.
4.16	Gold Loan Agreement between the Company and Almadex Minerals Ltd. dated effective May 14th, 2019 and filed with the commission on March 27, 2020.
4.17	Short Form Base Shelf Prospectus and filed with the commission on February 25, 2021
4.18	Form of Placement Agency Agreement dated March 16, 2021
- Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021
4.19	Form of Securities Purchase Agreement
- Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021
5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
11.1	Nominating and Corporate Governance Committee-Duties and Responsibility
11.2	Compensation Committee-Responsibilities and Duties
11.3	Code of Business Ethics
11.4	Code of Business Conduct and Ethics for Directors
11.5	Communications Policy

11.6	Securities Trading Policy
11.7	Whistleblower Policy
11.8	Privacy Policy
- Incorporated by reference to the Company’s Form Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.
11.9	Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting and as reconfirmed at the 2020 Annual General Meeting.
- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.
11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Jesse Aarsen
14.2	S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: April 28, 2022	By	/s/Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2021, 2020 and 2019

Almaden Minerals Ltd.

December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2021 and 2020, and the related consolidated statements comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

March 25, 2022

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	10,170,376	2,534,698
Gold in trust (Note 8)	915,995	955,781
Accounts receivable and prepaid expenses (Note 4)	155,638	175,008
Total current assets	11,242,009	3,665,487

Non-current assets
Right-of-use assets (Note 5)	539,110	151,790
Property, plant and equipment (Note 6)	14,019,532	14,025,665
Exploration and evaluation assets (Note 7)	61,431,639	58,605,829
Total non-current assets	75,990,281	72,783,284
TOTAL ASSETS	87,232,290	76,448,771

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a)(c))	508,068	447,551
Current portion of lease liabilities (Note 5)	82,677	134,950
Total current liabilities	590,745	582,501

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	465,930	35,781
Gold loan payable (Note 8)	3,227,545	2,842,756
Warrant liability (Note 9)	623,290	-
Derivative financial liabilities (Note 8)	391,620	375,417
Deferred income tax liability (Note 14)	1,749,023	1,434,882
Total non-current liabilities	6,457,408	4,688,836
Total liabilities	7,048,153	5,271,337

EQUITY
Share capital (Note 10)	141,040,654	131,189,978
Reserves (Note 10)	21,068,273	19,243,992
Deficit	(81,924,790)	(79,256,536)
Total equity	80,184,137	71,177,434
TOTAL EQUITY AND LIABILITIES	87,232,290	76,448,771

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 25, 2022.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2021	2020	2019
Expenses	$	$	$
Professional fees (Note 11(a))	772,887	564,145	928,119
Salaries and benefits (Note 11(a))	1,876,911	1,337,010	1,378,501
Travel and promotion	200,995	82,013	262,094
Depreciation (Note 6)	16,638	19,564	24,199
Office and license (Note 11(b))	218,879	140,137	93,252
Amortization of right-of-use assets (Note 5)	121,479	121,432	121,432
Occupancy expenses (Note 5)	40,542	45,248	39,561
Interest expense on lease liabilities (Note 5)	13,330	21,480	32,305
Arrangement fee on gold loan payable (Note 8)	-	-	50,000
Interest, accretion and standby fees on gold loan payable (Note 8)	394,371	371,250	216,918
Listing and filing fees	187,169	199,327	225,432
Insurance	89,476	75,568	66,096
Directors’ fees (Note 11(a))	102,500	70,000	70,000
Share-based payments (Note 10(d) and 11(a))	1,870,800	1,784,500	933,120
Total Expenses	5,905,977	4,831,674	4,441,029

Other income (loss)
Administrative services fees (Note 11(b))	1,382,344	1,404,099	959,413
Interest income	490,245	40,196	41,650
Finance fees	-	(54,577)	(204,231)
Impairment of exploration and evaluation assets (Note 7)	-	-	(501,620)
Unrealized gain (loss) on derivative financial liabilities (Note 8)	(18,156)	44,049	(66,631)
Unrealized gain (loss) on gold in trust (Note 8)	(35,775)	199,379	236,217
Unrealized foreign exchange gain on gold loan payable (Note 8)	11,535	81,331	102,104
Unrealized foreign exchange loss on gold in trust (Note 8)	(4,011)	(21,017)	(73,937)
Unrealized gain on warrant liability (Note 9)	1,747,884	-	-
Realized gain on sale of gold in trust (Note 8)	-	19,413	200,932
Foreign exchange loss	(22,202)	(10,567)	(15,943)
Total other income (loss)	3,551,864	1,702,306	677,954
Loss before income taxes	(2,354,113)	(3,129,368)	(3,763,075)
Deferred income tax expense (Note 14)	(314,141)	-	-
Net loss for the year	(2,668,254)	(3,129,368)	(3,763,075)

Total comprehensive loss for the year	(2,668,254)	(3,129,368)	(3,763,075)

Basic and diluted net loss per share (Note 12)	(0.02)	(0.03)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2021	2020	2019
	$	$	$
Operating activities
Net loss for the year	(2,668,254)	(3,129,368)	(3,763,075)
Items not affecting cash
Deferred income tax expense	314,141	-	-
Depreciation	16,638	19,564	24,199
Impairment of exploration and evaluation assets	-	-	501,620
Amortization of right-of-use assets	121,479	121,432	121,432
Arrangement fee on gold loan payable	-	-	50,000
Interest, accretion and standby fees on gold loan payable	394,371	371,250	216,918
Unrealized (gain) loss on derivative financial liabilities	18,156	(44,049)	66,631
Unrealized (gain) loss on gold in trust	35,775	(199,379)	(236,217)
Realized gain on sale of gold in trust	-	(19,413)	(200,932)
Unrealized foreign exchange gain on gold loan payable	(11,535)	(81,331)	(102,104)
Unrealized gain on warrant liability	(1,747,884)	-	-
Unrealized foreign exchange loss on gold in trust	4,011	21,017	73,937
Share-based payments	1,870,800	1,784,500	933,120
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	19,370	(14,291)	243,699
Trade and other payables	19,352	(83,294)	178,447
Net cash used in operating activities	(1,613,580)	(1,253,362)	(1,892,325)
Investing activities
Property, plant and equipment – purchase	(10,505)	(6,783)	(427,597)
Exploration and evaluation assets – costs	(2,784,645)	(1,750,935)	(3,324,173)
Net cash used in investing activities	(2,795,150)	(1,757,718)	(3,751,770)
Financing activities
Issuance of shares, net of share issue costs	11,610,581	3,850,209	-
Options exercised	564,750	158,090	-
Share issue costs on cashless exercise of options (Note 9(d))	-	(40,157)	-
Share issue costs (Note 9(b))	-	(40,990)	-
Warrants exercised	-	10,000	-
Net proceeds on gold in trust	-	818,360	1,577,704
Repayment of lease liabilities	(130,923)	(121,948)	(101,975)
Net cash from financing activities	12,044,408	4,633,564	1,475,729

Change in cash and cash equivalents	7,635,678	1,622,484	(4,168,366)
Cash and cash equivalents, beginning of year	2,534,698	912,214	5,080,580
Cash and cash equivalents, end of year	10,170,376	2,534,698	912,214
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2019	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	933,120	-	933,120	-	933,120
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the year	-	-	-	-	-	(3,763,075)	(3,763,075)
Balance, December 31, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150
Share-based payments	-	-	1,784,500	-	1,784,500	-	1,784,500
Private placements, net of share issue costs	8,609,658	3,850,209	-	-	-	-	3,850,209
Shares issued for cash on exercise of stock options	188,000	158,090	-	-	-	-	158,090
Fair value of cash stock options transferred to share capital	-	51,980	(51,980)	-	(51,980)	-	-
Shares issued on cashless exercise of stock options	105,877	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(40,157)	-	-	-	-	(40,157)
Share issue costs	-	(40,990)	-	-	-	-	(40,990)
Fair value of cashless stock options transferred to share capital	-	178,480	(178,480)	-	(178,480)	-	-
Warrants exercised	20,000	10,000	-	-	-	-	10,000
Total comprehensive loss for the year	-	-	-	-	-	(3,129,368)	(3,129,368)
Balance, December 31, 2020	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Warrant liability	-	(2,371,174)	-	-	-	-	(2,371,174)
Finders’ warrants issued pursuant to private placement	-	(130,731)	130,731	-	130,731	-	-
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(2,668,254)	(2,668,254)
Balance, December 31, 2021	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2021.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c) Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d) Significant accounting judgments and estimates (Continued)

Estimates (Continued)

o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

3.	Significant accounting policies

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

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
For the years ended December 31, 2021, 2020 and 2019
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

The Company issues warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments.

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

(d) Cash and cash equivalents

Cash equivalents include term deposits and money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

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
For the years ended December 31, 2021, 2020 and 2019
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
For the years ended December 31, 2021, 2020 and 2019
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
For the years ended December 31, 2021, 2020 and 2019
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

Certain of the Company’s warrants are exercisable in a currency other than the functional currency of the Company. As a result, the fair value allocated to the warrant is recorded as a derivative financial liability with residual value being attributed to the equity unit. The fair value of the warrant is determined using the Black-Scholes Option Pricing Model and is marked to market at the end of each period. Upon exercise of the warrant, the fair value of the warrant at the date of exercise is transferred to share capital.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(l) Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 12).

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m) Leases (Continued)

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

(n) Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2021. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in profit or loss.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable (Note 11(b))	$92,005	$122,967
Prepaid expenses	63,633	52,041
Total accounts receivable and prepaid expenses	$155,638	$175,008

At December 31, 2021, the Company has recorded value added taxes of $308,457 (2020 - $120,964) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
5.	Right-of-use assets and lease liabilities (Continued)

One lease contains an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Opening balance	$170,731	$292,679
Modification by extending the lease term	508,799	-
Less: lease payments	(144,253)	(143,428)
Interest expense	13,330	21,480
	548,607	170,731
Less: current portion of lease liabilities	(82,677)	(134,950)
Long-term portion of lease liabilities	$465,930	$35,781

  The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the period ended December 31, 2021 from this operating sublease was $22,452 and recorded in interest and other income.

The continuity of ROU assets for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Opening balance	$151,790	$273,222
Modification by extending the lease term	508,799	-
Less: amortization of ROU assets	(121,479)	(121,432)
	$539,110	$151,790

During the year ended December 31, 2021, the Company recognized occupancy expenses of $40,542 (2020 - $45,248; 2019 - $39,561) related to short term leases.

As at December 31, 2021, the remaining payments for the operating lease are due as follows:

	2022	2023	2024	2025	2026	Total
Office lease	$171,759	$167,374	$170,672	$173,970	$177,268	$861,043

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2020	158,219	256,873	198,607	51,760	245,647	13,968,566	14,879,672
Additions/reduction (1)	-	10,131	374	-	-	-	10,505
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177

Accumulated depreciation
December 31, 2020	147,662	238,060	185,130	50,534	232,621	-	854,007
Depreciation	3,728	5,983	4,076	245	2,606	-	16,638
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645

Carrying amounts
December 31, 2020	10,557	18,813	13,477	1,226	13,026	13,968,566	14,025,665
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2020)	10,319,510	1	10,319,511
Additions	892,246	-	892,246
Closing balance - (December 31, 2021)	11,211,756	1	11,211,757
Deferred exploration costs:
Opening balance - (December 31, 2020)	48,286,318	-	48,286,318
Costs incurred during the year
Drilling and related costs	178,070	-	178,070
Professional/technical fees	276,305	-	276,305
Claim maintenance/lease costs	159,942	-	159,942
Geochemical, metallurgy	22,639	-	22,639
Travel and accommodation	256,641	-	256,641
Geology, geophysics and exploration	299,960	-	299,960
Supplies and miscellaneous	196,508	-	196,508
Environmental and permit	741,436	-	741,436
Value-added tax (Note 4)	308,457		308,457
Refund - Value-added tax	(506,394)	-	(506,394)
Total deferred exploration costs during the year	1,933,564	-	1,933,564
Closing balance - (December 31, 2021)	50,219,882	-	50,219,882
Total exploration and evaluation assets	61,431,638	1	61,431,639

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
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
For the years ended December 31, 2021, 2020 and 2019
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

On February 14, 2020 and March 24, 2020, the Company entered into two amended option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for cash payments of $3,000,000 Mexico pesos (MXN) and USD$375,000 that were paid in early 2021 respectively. Payments are not refundable upon termination of the option agreement.

(b) Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

(c) Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law VAT paid can be used in the future to offset amounts resulting from VAT charge on sales. Under certain circumstances and subject to approval from tax authorities as Company can also apply for early refund of VAT prior to generating sales. During 2021, the Company received a VAT recovery of $506,394 and other income of $446,184 related to the VAT refund from prior years are recorded in interest and other income.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
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
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2021 increased by $18,156 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 2.25 years, risk-free interest rate of 1.23% and expected volatility of 15.63%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	December 31, 2021	December 31, 2020
Gold loan payable – opening balance	$2,842,756	$2,541,338
Accrued interest expense	271,093	261,151
Accrued standby fees	8,743	9,536
Accretion expense	114,535	100,563
Foreign exchange difference	(9,582)	(69,832)
Gold loan payable	$3,227,545	$2,842,756

Derivative financial liabilities – opening balance	$375,417	$430,965
Change in fair value through profit & loss	18,156	(44,049)
Foreign exchange difference	(1,953)	(11,499)
Derivative financial liabilities	$391,620	$375,417

  As at December 31, 2021, Almaden has 397 ounces (397 ounces at December 31, 2020) of gold bullion on its account at a fair value of $915,995 ($955,781 at December 31, 2020).

On January 22, 2020, the Company received $818,360 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $19,413.

The continuity of gold in trust are as follows:

	December 31, 2021		December 31, 2020
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	955,781	797	1,576,366
Sale of gold in trust	-	-	(400)	(818,360)
Gain on sale	-	-	-	19,413
Change in fair value through profit & loss	-	(35,775)	-	199,379
Foreign exchange difference	-	(4,011)	-	(21,017)
	397	915,995	397	955,781

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants was $2,371,174, valued using the Black-Scholes Pricing model with the following assumptions:

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

9.	Warrant liability (Continued)

Risk-free interest rate	0.53%
Expected life of warrants (in years)	3.00
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in a gain of $1,747,884 and is recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021. The fair value warrants were re-valued at period end using the Black-Scholes Pricing Model with the following assumptions:

Risk-free interest rate	0.95%
Expected life of warrants (in years)	2.21
Expected annualized volatility	78.39%
Dividend	Nil
Forfeiture rate	0%

10.	Share capital and reserves

(a) Authorized share capital

At December 31, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b) Details of private placements and other issues of common shares in 2021, 2020 and 2019

On March 18, 2021, the Company closed a registered direct offering private placement for the purchase and sale of 15,846,154 common shares and common share warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per unit for aggregate gross proceeds of US$10.3 million (CAD$12,838,950). The common share warrants will be immediately exercisable, have an exercise price of US$0.80 per share and will expire three years from the date of issuance. Share issue costs included a finder’s fee of $834,532 in cash, and finders’ warrants to purchase up to 435,769 common shares at a price of US$0.80 per common share until March 18, 2024. The fair value of the finders’ warrants was $130,731. In connection with the registered direct offering, the Company also incurred $393,837 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the registered direct offering were allocated $10,467,776 to share capital and $2,371,174 to warrants.

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
24

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves

(b) Details of private placements and other issues of common shares in 2021, 2020 and 2019 (Continued)

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

(c) Warrants

The continuity of warrants for the years ended December 31, 2021, 2020 and 2019 are as follows:

Expiry date	Exercise price	December 31, 2020	Issued	Exercised	Expired	December 31, 2021
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	-	7,923,077	-	-	7,923,077
March 18, 2024	USD$0.80	-	435,769			435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		13,809,658	8,358,846	-	-	22,168,504
Weighted average exercise price		$0.92	$1.00	-	-	$0.95

The weighted average remaining life of warrants outstanding at December 31, 2021 was 1.51 years (2020 – 2.08 years).

Expiry date	Exercise price	December 31, 2019	Issued	Exercised	Expired	December 31, 2020
June 1, 2020	$2.45	4,928,900	-	-	(4,928,900)	-
June 7, 2020	$1.35	192,450	-	-	(192,450)	-
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	-	5,509,658	(20,000)	-	5,489,658
August 6, 2023	$0.90	-	3,100,000	-	-	3,100,000
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		10,341,350	8,609,658	(20,000)	(5,121,350)	13,809,658
Weighted average exercise price		$1.88	$0.64	$0.50	$2.41	$0.92

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c) Warrants (Continued)

The weighted average remaining life of warrants outstanding at December 31, 2020 was 2.08 years (2019 – 1.53 years).

Expiry date	Exercise price	December 31, 2018	Issued	Exercised	Expired	December 31, 2019
June 1, 2019	$2.00	295,734	-	-	(295,734)	-
August 7, 2019	$2.00	1,259,704	-	-	(1,259,704)	-
August 7, 2019	$1.35	10,411	-	-	(10,411)	-
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(1,565,849)	10,341,350
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.88

The weighted average remaining life of warrants outstanding at December 31, 2019 was 1.53 years (2018 – 2.14 years).

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2021, 2020 and 2019 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
435,769	March 18, 2021	$0.30	0.53%	3	72.42%	$Nil
500,000	May 14, 2019	$0.10	1.54%	5	44.25%	$Nil

(d) Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2021, the Company had reserved 1,732,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2021, 2020 and 2019 vested on the grant date.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d) Share purchase option compensation plan (Continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2021, 2020 and 2019 are as follows:

Expiry date	Exercise price	December 31, 2020	Granted	Exercised	Expired	December 31, 2021
February 7, 2021	$1.11	300,000	-	-	(300,000)	-
February 7, 2021	$0.84	425,000	-	(375,000)	(50,000)	-
March 29, 2021	$1.08	400,000	-	-	(400,000)	-
March 29, 2021	$0.90	100,000	-	-	(100,000)	-
May 6, 2021	$0.69	557,000	-	(275,000)	(282,000)	-
July 7, 2021	$0.80	1,612,000	-	(75,000)	(1,537,000)	-
August 13, 2021	$1.01	150,000	-	-	(150,000)	-
September 16, 2021	$0.90	1,155,000	-	-	(1,155,000)	-
December 12, 2021	$1.00	200,000	-	-	(200,000)	-
March 4, 2022	$0.47	1,125,000	-	-	-	1,125,000
April 30, 2022	$0.41	100,000	-	-	-	100,000
April 30, 2022	$0.58	220,000	-	-	-	220,000
May 31, 2022	$0.62	700,000	-	-	(100,000)	600,000
June 9, 2022	$0.64	2,180,000	-	-	(200,000)	1,980,000
October 3, 2022	$1.13	1,346,000	-	-	(486,000)	860,000
December 15, 2022	$0.89	972,000	-	-	(72,000)	900,000
February 9, 2023	$0.97	-	450,000	-	(100,000)	350,000
March 3, 2023	$0.96	-	325,000	-	(75,000)	250,000
March 31, 2023	$0.68	-	1,975,000	-	-	1,975,000
May 8, 2023	$0.69	-	100,000	-	-	100,000
May 28, 2023	$0.65	-	100,000	-	-	100,000
July 8, 2023	$0.62	-	2,470,000	-	-	2,470,000
September 18, 2023	$0.51	-	960,000	-	-	960,000
Options outstanding and exercisable		11,542,000	6,380,000	(725,000)	(5,207,000)	11,990,000
Weighted average exercise price		$0.80	$0.67	$0.78	$0.90	$0.68

The weighted average remaining life of stock options outstanding at December 31, 2021 was 0.98 years (2020 – 1.08 years).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d) Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2019	Granted	Exercised		Expired	December 31, 2020
April 10, 2020	$1.03	90,000	-	-		(90,000)	-
April 30, 2020	$1.53	500,000	-	-		(500,000)	-
April 30, 2020	$1.14	100,000	-	-		(100,000)	-
April 30, 2020	$1.04	100,000	-	-		(100,000)	-
June 8, 2020	$0.98	2,180,000	-	-		(2,180,000)	-
September 30, 2020	$1.25	1,095,000	-	(25,000)		(1,070,000)	-
September 30, 2020	$0.83	106,000	-	(106,000	)(i)	-	-
September 30, 2020	$0.79	170,000	-	(150,000	)(i)	(20,000)	-
December 13, 2020	$0.86	762,000	-	(635,000	)(i)	(127,000)	-
February 7, 2021	$1.11	300,000	-	-		-	300,000
February 7, 2021	$0.84	425,000	-	-		-	425,000
March 29, 2021	$1.08	400,000	-	-		-	400,000
March 29, 2021	$0.90	100,000	-	-		-	100,000
May 6, 2021	$0.69	557,000	-	-		-	557,000
July 7, 2021	$0.80	1,612,000	-	-		-	1,612,000
August 13, 2021	$1.01	150,000	-	-		-	150,000
September 16, 2021	$0.90	1,160,000	-	-		(5,000)	1,155,000
December 12, 2021	$1.00	200,000	-	-		-	200,000
March 4, 2022	$0.47	-	1,130,000	(5,000)		-	1,125,000
April 30, 2022	$0.41	-	115,000	(15,000)		-	100,000
April 30, 2022	$0.58	-	220,000	-		-	220,000
May 31, 2022	$0.62	-	700,000	-		-	700,000
June 9, 2022	$0.64	-	2,180,000	-		-	2,180,000
October 3, 2022	$1.13	-	1,346,000	-		-	1,346,000
December 15, 2022	$0.89	-	972,000	-		-	972,000
Options outstanding and exercisable		10,007,000	6,663,000	(936,000)		(4,192,000)	11,542,000
Weighted averageexercise price		$0.97	$0.74	$0.85		$1.12	$0.80

(i)	In accordance with the Company’s stock option plan, options holders exercised 100,000, 68,000 and 580,000 stock options on a cashless basis at an exercise price of $0.79, $0.83 and $0.86 respectively. The total number of shares issued in connection with the cashless exercise of options was 105,877.

The weighted average remaining life of stock options outstanding at December 31, 2020 was 1.08 years (2019 – 1.02 years).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

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
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d) Share purchase option compensation plan (Continued)

The fair value of options granted during the years ended December 31, 2021, 2020 and 2019, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
960,000	September 17, 2021	$0.23	0.45%	2	82.96%	$Nil
2,470,000	July 8, 2021	$0.25	0.45%	2	84.98%	$Nil
100,000	May 28, 2021	$0.30	0.32%	2	86.03%	$Nil
100,000	May 7, 2021	$0.30	0.33%	2	86.33%	$Nil
1,975,000	March 31, 2021	$0.31	0.22%	2	85.85%	$Nil
325,000	March 2, 2021	$0.43	0.26%	2	85.48%	$Nil
450,000	February 9, 2021	$0.49	0.19%	2	84.04%	$Nil
972,000	December 15, 2020	$0.35	0.25%	2	76.39%	$Nil
1,346,000	October 1, 2020	$0.35	0.24%	2	65.81%	$Nil
2,180,000	June 9, 2020	$0.25	0.28%	2	62.07%	$Nil
700,000	May 1, 2020	$0.20	0.30%	2	61.30%	$Nil
220,000	April 29, 2020	$0.22	0.32%	2	61.31%	$Nil
115,000	April 13, 2020	$0.12	0.33%	2	60.60%	$Nil
1,130,000	March 4, 2020	$0.20	0.92%	2	55.66%	$Nil
1,160,000	September 16, 2019	$0.29	1.60%	2	50.73%	$Nil
150,000	August 13, 2019	$0.28	1.35%	2	50.20%	$Nil
1,612,000	July 4, 2019	$0.19	1.58%	2	45.82%	$Nil
557,000	May 6, 2019	$0.17	1.59%	2	45.42%	$Nil
100,000	March 1, 2019	$0.22	1.68%	2	50.79%	$Nil
425,000	January 3, 2019	$0.31	1.91%	2	50.28%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2021 was $1,870,800 (2020 - $1,784,500; 2019 - $933,120).

11.	Related party transactions and balances

(a) Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex Minerals Ltd. (Note 11 (b)) is as follows:

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(a) Compensation of key management personnel (Continued)

	December 31,	December 31,	December 31,
	2021	2020	2019

Professional fees	$60,000	$65,000	$276,491
Salaries and benefits (1)	450,522	101,200	404,800
Share-based payments	1,551,850	1,471,300	768,020
Directors’ fees	102,500	70,000	70,000
Total	$2,164,872	$1,707,500	$1,519,311

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $256,000 to the Chairman as at December 31, 2021 (2020 - $160,000; 2019 - $64,000), which is recorded in accounts payable.

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

During the year ended December 31, 2021, the Company received $412,812 (2020 - $935,872; 2019 - $639,320) from Azucar for administrative services fees included in other income and received $969,532 (2020 - $468,227; 2019 - $320,093) from Almadex for administrative services fees included in other income.

At December 31, 2021, included in accounts receivable is $15,063 (2020 - $81,623) due from Azucar and $69,298 (2020 - $40,678) due from Almadex in relation to expenses recoveries.

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

(c) Other related party transactions

At December 31, 2021, the Company accrued $72,130 (2020 - $37,689) payable to Almadex for exploration and drilling services in Mexico.

During the year ended December 31, 2021, the Company employed the Chairman’s daughter for a salary of $41,300 less statutory deductions (2020 - $41,300; 2019 - $41,300) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2021 was based on the loss attributable to common shareholders of $2,668,254 (2020 - $3,129,368; 2019 - $3,763,075) and a weighted average number of common shares outstanding of 133,842,894 (2020 - 117,264,220; 2019 - 111,726,719).

The calculation of diluted net loss per share for the year ended December 31, 2021, 2020 and 2019 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2021	December 31, 2020	December 31, 2019

Exploration and evaluation assets expenditures included in trade and other payables	$89,203	$48,038	$166,154
Right-of-use assets	(508,799)	-	(394,654)
Gold in trust	-	-	(2,790,858)
Gold loan payable	-	-	2,412,534
Derivative financial liabilities	-	-	378,324
Warrant liability	2,371,174	-	-
Fair value of finders’ warrants	130,731	-	-
Lease liabilities	508,799	-	394,654
Fair value of cash stock options transferred to share capital on exercise of options	177,250	51,980	-
Fair value of cashless stock options transferred to share capital on exercise of options	-	178,480	-

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

13.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2021	December 31, 2020

Cash	$2,133,076	$1,234,698
Term Deposits	8,037,300	1,300,000
Total cash and cash equivalents	$10,170,376	$2,534,698

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before income taxes	$(2,354,113)	$(3,129,368)	$(3,763,075)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(635,611)	(844,929)	(1,016,030)
Effect of different tax rates in foreign jurisdictions	5,281	27,574	(23,478)
Non-deductible share-based payments	505,116	481,815	251,942
Other permanent items	(620,413)	1,937	10,121
Change in deferred tax assets not recognized	733,447	300,505	50,106
Share issuance costs	(331,660)	(80,711)	(2,638)
True-ups and other	657,981	113,809	729,977
Deferred income tax (recovery) expense	$314,141	$-	$-

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

14.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2021	December 31, 2020

Deferred tax assets
Non-capital losses	$3,818,755	$4,132,896

Deferred tax liabilities
Exploration and evaluation assets	(5,567,776)	(5,567,778)

Net deferred tax liabilities	$(1,749,021)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2021	December 31, 2020

Non-capital loss carry forwards	$23,308,252	$21,385,090
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,188,922	8,188,922
Share issue costs	1,293,588	807,644
Property, plant and equipment	372,155	-
Donations	32,960	32,960
Investment tax credit	223,873	239,849
	$57,958,743	$55,193,458

At December 31, 2021, the Company had operating loss carry forwards available for tax purposes in Canada of $23,308,252 (2020 - $23,680,582) which expire between 2032 and 2041.

15.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a)	Currency risk

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

As at December 31, 2021, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$5,805,604	$330,983
Accounts receivable and prepaid expenses	5,933	51
Gold in trust	915,995	-
Total assets	$6,727,532	$331,034

Trade and other payables	$5,827	$88,947
Gold loan payable	3,227,545	-
Derivatives financial liabilities	391,620	-
Total liabilities	$3,624,992	$88,947

Net assets	$3,102,540	$242,087

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $310,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $24,000.

(b)	Credit risk

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

As at December 31, 2021, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
15.	Financial instruments (Continued)

(c)	Liquidity risk

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

A 1% change in the interest rate would change the Company’s net loss by $102,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	391,620	-	391,620
Warrant liability	-	623,290	-	623,290

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

16.	Management of capital

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

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2021	December 31, 2020
Canada	$587,684	$205,898
United States	13,968,566	13,968,566
Mexico	61,434,031	58,608,820
	$75,990,281	$72,783,284

18.	Subsequent events

On February 17, 2022, the Company announced that the Supreme Court of Justice of Mexico (SCJN) reached a decision in respect of the mineral title lawsuit involving the Company’s minerals claims. The draft decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The draft orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to re-issue them following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The final decision of the SCJN may be modified and differ from the draft described above. The decision will take effect at the time of official notification of the decision to the Company which is expected in April 2022.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
18.	Subsequent events (Continued)

On March 7, 2022, the Company granted employees, consultants, officers and directors an aggregate of 1,125,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.38 per share until March 7, 2027.

