Form 20-F
period 2022-12-31
ALMADEN MINERALS LTD
filed 2023-04-27
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐1

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

__________________________

1 Checkboxes are blank pending adoption of the underlying rules.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 20-F (the “Annual Report”) of Almaden Minerals Ltd. (“Almaden” or the “Company”), and the exhibits attached hereto that are not historical facts are forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.

Such forward-looking statements include, but are not limited to, statements regarding the permitting review process for the Ixtaca Gold-Silver Project (“Ixtaca” or the “Ixtaca Project”) and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the impact of the recent decision of the Supreme Court of Justice of Mexico (“SCJN”), the timing, procedures and impact of any consultation and related activities by the Ministry of the Economy (“Economia”) with indigenous communities and the likelihood, timing and procedures for the Economia to restore mineral titles to Almaden; Almaden’s belief that Economia’s submission to the District Court is inconsistent with the Mexican Mining Law, the SCJN decision, and international law; the Company’s plans to re-submit a revised environmental permit application (“MIA”) to the Secretaría de Medio Ambiente y Recurso Naturales’ (“SEMARNAT”); the potential timing of the MIA resubmission; the Company’s intention to complete a Human Rights Impact Assessment (“HRIA”) and the potential timing thereof; the Company’s belief that Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company’s expectation that the Ixtaca Project would create approximately 600 direct jobs during the peak of construction and 420 jobs during operations, the impact of the Ixtaca Project's proposed dry-stack tailing facilities, the Company’s belief that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for the year ended December 31, 2023 (“Fiscal 2023”); the Company’s expectation to advance further elements of the community social investment plan as mining and construction advance; and the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; our assumption that our applications preserve our mineral rights and that mineral title will eventually be issued to Almaden; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company’s expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company’s ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Some of the important risks, uncertainties and other factors that could affect forward-looking statements include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

Certain historical and forward-looking statements contained in this Annual Report has been provided by, or derived from information provided by, certain persons other than the Company. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, the Company assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which is unknown to the Company.

Please consult the Company’s public filings at www.sec.gov for further, more detailed information concerning these matters.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.       [Reserved]

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $11,846,560 for the year ended December 31, 2022 (“Fiscal 2022”), $2,668,254 for the year ended December 31, 2021 (“Fiscal 2021”), and $3,129,368 for the year ended December 31, 2020 (“Fiscal 2020”).

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration and development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2022, 2021 and 2020, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and Almadex Minerals Ltd. (“Almadex”).

At December 31, 2022, the Company had working capital of $7,463,140 including cash and cash equivalents of $6,658,076. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for Fiscal 2023 that includes further development of the Ixtaca Project. Although Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for Fiscal 2023, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or if it is available, may not be on favorable terms.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of April 27, 2023, there were share purchase options outstanding allowing the holders of these options to purchase 12,530,000 shares of the Company’s common shares and warrants allowing the holders of these warrants to purchase 11,958,846 shares of the Company’s common shares. Directors and officers of the Company in the aggregate hold 10,450,000 of these share purchase options. An additional 2,080,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of April 27, 2023 there were 137,221,408 shares of common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 18%.

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

The Company is Subject to Numerous Laws and Regulations

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

On July 4, 2022, the Company reported that Economia was officially notified of the final decision of the SCJN relating to the Mineral Title Lawsuit, and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project are “ineffective”. The Company understands this to mean that the mineral title has reverted to application status, and that these applications preserve the mineral rights for Almaden but do not allow the Company to engage in exploration (the “Mineral Rights”), until such time as Economia completes the steps required in the court-ordered indigenous consultation in the area covered by the mineral title applications.

On February 22, 2023, the Company reported that it had recently learnt that Economia made a submission to the second district court in Puebla State (the “District Court”), which is implementing the SCJN decision, to deny the two mineral title applications which were first made by Almaden in 2002 and 2008, and which in turn led to the grant of mineral titles in 2003 and 2009, respectively. In its District Court submission, Economia states that it reviewed the original claim applications on file and resolved, despite acting to the contrary in 2003 and 2009, that the applications contain technical faults which preclude the grant of the mineral claims (the “Economia Submission”). Economia is therefore seeking to deny the grant of the mineral claims prior to engaging in the indigenous consultation ordered by the SCJN. These mineral claims underpin the Ixtaca deposit which was discovered by Almaden in 2010, and were reduced to application status because of the February, 2022 decision of the SCJN. Almaden believes that this action by Economia is inconsistent with the Mexican Mining Law, the SCJN decision, and international law. The Company submitted arguments challenging the Economia Submission to the District Court, but on April 13, 2023, the Company reported that the District Court ruled in favour of the Economia Submission. The Company is appealing this ruling to a higher court, and additional legal action is being considered. In the meantime, Almaden has been advised that so long as these appeals are continuing, Almaden’s mineral title applications from 2002 and 2008 remain in place thus preserving the mineral rights.

For additional background and information on the Mineral Title Lawsuit, please see the “Risks and Uncertainties” section, under the subheading “Title to Mineral Properties”.

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

ILO Convention 169 has been ratified by Mexico and indigenous consultation is a requirement of the SCJN decision. However, to date Mexico has not implemented procedures to ensure their compliance with ILO Convention 169.

As noted in Item 8. Financial Information, sub-heading “Legal Proceedings”, the SCJN has recently determined, that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant Indigenous communities. The decision orders Economia to declare Almaden’s mineral titles ineffective (‘insubsistentes’) and to issue them again only following Economia’s review of the file and compliance with its obligation to carry out the necessary procedures to consult with Indigenous communities. Until the court-ordered consultation has been completed, for which there is significant uncertainty about time and outcome, the Company cannot proceed to construction and operation of the Ixtaca Project and is not able to engage in exploration. As reported above, Economia is seeking to deny the feasibility of the Ixtaca mineral title applications, which the Company is appealing in Mexican courts. If the Economia Submission stands, then indigenous consultation would be pre-empted and the applications nullified. On the other hand, if the Company’s appeal is successful, Economia may be required to proceed to indigenous consultation prior to any formal grant of mineral title at Ixtaca.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. The SCJN decision has halted and is expected to result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

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

Title to mineral properties

There is no guarantee of title. Almaden does not currently hold title to the mining concessions underlying the Ixtaca Deposit. The Mineral Rights may be materially adversely affected by the Amparo, the decision of the SCJN and the Economia Submission as discussed in Item 8 under the heading “Legal Proceedings”. There are significant risks that the impact of the decision of the SCJN and the Economia Submission may not be known for an extended period of time, and that the Company may lose all of its interest in some or all of its mineral claims and/or Mineral Rights. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Furthermore the Mineral Rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

There is a risk that Mineral Rights or title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to additional disputes. The procurement or enforcement of such rights, or any dispute with respect to such rights, can be costly and time consuming. In areas where there are local populations or landowners, it may be necessary, as a practical matter, to negotiate surface access. Even in the event that the Company has the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, this could have a material adverse effect on the Company and the Company may need to rely on the assistance of local officials or the courts in such jurisdictions or pursue other alternatives, which may suspend, delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

The Impacts of a Health Pandemic or Outbreak of Contagious Disease

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar and Almadex. Almadex acts as a lender to the Company pursuant to a gold loan agreement dated as of May 14, 2019 (the “Gold Loan Agreement”). See the section entitled “Material Contracts”. Elaine Ellingham also serves as a director of Alamos Gold Inc., and Omai Gold Mines Corp. Kevin O’Kane also serves on the Board of IAMGOLD Corporation (“IAMGOLD”) and NorthIsle Copper and Gold Inc. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Changes to Mexican Mining Taxes

In October 2013, the Mexican Congress approved a package of tax reforms which included significant changes to the country’s mining royalties and tax structure. These new laws had an effective date of January 1, 2014. The changes include a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization and an additional 0.5% royalty on gross revenues from precious metal production. The new law also increases annual taxes on certain inactive exploration concessions by 50% to 100%. These changes may result in increased holding costs to the Company for its existing mineral concessions. These new taxes and royalties, any future increases to tax and royalty rates, or any new taxes imposed by the Mexican governmental authorities may materially and adversely affect the potential to define economic reserves on any Mexican properties and result in the Company’s Mexican properties being less attractive to potential optionees or joint-venture partners.

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

Lack of a Dividend Policy

The Company does not intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company’s Board of Directors (the “Board”) and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

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

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets. Russia’s recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. Volatility in commodity prices may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Information Form, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Company’s business, results of operation and financial condition.

Item 4. Information on the Company

A.        History and Development of the Company

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

The Company was formed by amalgamation under the laws of the Province of British Columbia of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd., on February 1, 2002. The Company operates under the Business Corporations Act (British Columbia) (the “BCBCA”).

Effective July 31, 2015, the Company effected a corporate reorganization pursuant to a statutory plan of arrangement (“Plan of Arrangement”) involving the Company’s then wholly owned subsidiary, Azucar, as described below.

The Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the NYSE American (formerly the NYSE MKT), under the symbol “AAU” on December 19, 2005. Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986. The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on the TSX on May 21, 1990.

There have been no public takeover offers by third parties in respect of the Company’s common shares and the Company has made no public takeover offers in respect of any other company’s shares.

Business of the Company

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company currently has one material property in Mexico, which is at the exploration and development stage. The Company has not generated any revenues from operations.

Corporate Reorganization

The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public company called Azucar (formerly Almadex Minerals Limited), which trades on the TSX Venture Exchange (the “TSXV”) under the symbol “AMZ” and the OTCQX marketplace under the symbol “AXDDF”, pursuant to which Azucar acquired the following key assets:

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

Azucar compensates the Company 13% (2021 – 27%) of the Company’s actual monthly cost of rent for any shared facilities, and 13% (2021 – 27%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

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

Almadex compensates the Company 49% (2021 – 39%) of the Company’s actual monthly cost of rent for any shared facilities, and 49% (2021 – 39%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

Both the Agreement and the Almadex Agreement (together, the “Administrative Services Agreements”) had initial 5-year terms, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the Administrative Services Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Administrative Services Agreement, the Administrative Services Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Available Information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.almadenminerals.com. The information contained on our website is not a part of this annual report.

B.        Business Overview

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company currently holds Mineral Rights to one material property in Mexico. The Company has not generated any revenues from operations.

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

Seasonality

The Company’s Ixtaca Project is in central Mexico. In Mexico, the climate in the project area is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years, roads remain passable and exploration can be done throughout the rainy season. Seasonal changes do not have a material impact on the Company’s exploration expenditures.

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

C.        Organizational Structure

The Company currently has three wholly-owned (direct or indirect) subsidiaries. These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

D.        Property, Plants and Equipment

Company’s Principal Property

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

The Topography on the Tuligtic Property is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 meters (m) above sea level in the south to 2,800 m in the north. Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsistence vegetables, bean and corn crops. The Ixtaca Zone (as defined below) exploration area has been previously cleared and logged. The region has a temperate climate with mean monthly temperatures ranging from 16°C in June to 12°C in January. The area experiences approximately 714 mm of precipitation annually with the majority falling during the rainy season, between June and September. Annual evapotranspiration is estimated to be 774 mm. Exploration can be conducted year-round within the Tuligtic Property; however, road building and drilling operations may be impacted by weather to some degree during the rainy season. Electricity is available on the Tuligtic Property from the national electricity grid that services nearby towns such as Santa Maria and Zacatepec. The surface rights locally are privately owned and Almaden has negotiated voluntary surface land use agreements with surface landowners within the exploration area prior to beginning activities. To date Almaden has secured through purchase agreements over 1,139 hectares, from numerous independent owners.

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

On February 17, 2022, the Company announced that the SCJN reached a decision in respect of the Mineral Title Lawsuit involving the Company’s mineral claims (for background see Item 8. Financial Information, sub-heading “Legal Proceedings”). On April 27, 2022, the Company announced that the SCJN published its final decision regarding the Mineral Title Lawsuit.

The final decision of the SCJN determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant indigenous communities. The decision orders Economia to declare Almaden’s mineral titles ineffective (“insubsistentes”) and to then issue them to Almaden following Economia’s compliance with a series of steps necessary to meet its obligation to carry out the necessary procedures to consult with indigenous communities.

The final SCJN decision (i) expands indigenous consultation requirements; (ii) provides details regarding the procedure for indigenous consultation prior to the grant of mineral claims; and (iii) clarifies that the Company’s applications were submitted pursuant to the legal framework in force at the time. The Company understands that its Mineral Rights are safeguarded while the mining authorities comply with conditions and requirements contained in the SCJN decision.

On July 4, 2022, the Company reported that Economia was officially notified of the final decision of the SCJN relating to the Mineral Title Lawsuit, and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”. The Company understands this to mean that the mineral title reverted to application status, and that these applications preserve the mineral rights for Almaden but do not allow the Company to engage in exploration until such time as Economia completes the steps required in the court-ordered indigenous consultation in the area covered by the mineral title applications.

On February 22, 2023, the Company reported that Economia had made a submission to the District Court, which is implementing the SCJN decision, to deny the two mineral title applications which were first made by Almaden in 2002 and 2008, and which in turn led to the grant of mineral titles in 2003 and 2009, respectively (see the “Original Concessions”, above). In its District Court submission, Economia states that it reviewed the original claim applications on file and resolved, despite acting to the contrary in 2003 and 2009, that the applications contain technical faults which preclude the grant of the mineral claims (the “Economia Submission”). Economia is therefore seeking to deny the grant of the mineral claims prior to engaging in the indigenous consultation ordered by the SCJN. These mineral claims underpin the Ixtaca deposit which was discovered by Almaden in 2010, and were reduced to application status because of the February, 2022 decision of the SCJN. Almaden believes that this action by Economia is inconsistent with the Mexican Mining Law, the SCJN decision, and international law. The Company submitted arguments challenging the Economia Submission to the District Court, but on April 13, 2023, the Company reported that the District Court ruled in favour of the Economia Submission. The Company is appealing this ruling to a higher court, and additional legal action is being considered. In the meantime, Almaden has been advised that so long as these appeals are continuing, Almaden’s mineral title applications from 2002 and 2008 remain in place thus preserving the mineral rights.

The Company had also, in November, 2022 during the time that the Company’s rights to the area of the Ixtaca project were protected by its original title applications, submitted amended title applications which substantially reduced the area being requested. To date the General Directorate of Mines within Economia has not responded to these amended mineral title applications, and they were not considered by the District Court in its decision regarding the Economia Submission.

Further information on the Amparo is provided in Item 8 below under the heading “Legal Proceedings”.

Almaden’s interest with respect to the Tuligtic Property is held by Minera Gorrion S.A. de C.V., a subsidiary of Almaden, through the holding company, Puebla Holdings Inc., and is subject to a 2% NSR in favour of Almadex.

To maintain a claim in good standing in Mexico, the holder is required to meet annual exploration or exploitation expenditure requirements. Given that the Original Concessions have reverted to application status, the Company has been advised that currently there are no taxes or expenditure requirements relating to them.

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

This mine plan was a smaller higher grade scenario than those described in Almaden’s Historical PEA studies. In addition, the Amended PEA incorporated the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEAs were completed. The Amended PEA incorporated:

•	The same resource model as the Historical PEAs;

•	The Rock Creek Mill, which was optioned by the Company in October 2015, with average throughput of 7,500 tonnes per day;

•	A smaller, near surface and payback focussed pit;

•	A mine production schedule which targets higher grades earlier;

•	Optimised waste placement and tailings management facilities;

•	A 2% NSR now held by Almadex.

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

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided in this Form 20-F under the heading “Risk Factors”.0

Mine Plan

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

The Company has now commenced a HRIA at the Ixtaca project. The HRIA will be conducted in accordance with best international practice and in observance of the latest developments in international human rights legislation and precedents. It will seek to predict, identify, characterize, and assess the impacts the project may have on these matters and will propose strategies which amplify the positive impacts and mitigate or compensate for any negative ones.

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

The Company intends to proceed with the completion of the HRIA during 2023. Almaden has now substantially completed a revised MIA permit application which incorporates additional data available to the Company as well as data gathered in further field studies. The Company expects to submit the MIA application once the HRIA document is completed and if and when the indigenous consultation is finalized. In the normal course, MIA permits may take up to one year for review by SEMARNAT after submission.

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

Current Work

In December 2020, the Company announced that its initial MIA was not approved by Mexican authorities. The Company substantially completed a revised MIA permit application which incorporates additional data available to the Company as well as data gathered in further field studies. The Company expects to submit the MIA application once the HRIA document and the indigenous consultation are finalized. In the normal course, MIA permits may take up to one year for review by SEMARNAT after submission.

Upcoming / Outlook

Almaden has access to sufficient funding to conduct its anticipated work program for the next fiscal year at the Ixtaca Project. The Company intends to proceed with the completion of the HRIA during 2023 and expects to submit the MIA application once the HRIA document is completed and if and when the indigenous consultation is finalized.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2022, 2021, and 2020 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

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

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 13% (2021 – 27%) and 49% (2021 – 39%), respectively, of the Company’s actual monthly overhead costs including any shared personnel fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex, respectively. The Administrative Services Agreements had an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2022 compared to Fiscal 2021

For Fiscal 2022, the Company recorded a loss and comprehensive loss of $11,846,560, or $0.09 per common share, compared to a loss and comprehensive loss of $2,668,254, or $0.02 per common share, for Fiscal 2021. The increase in loss and comprehensive loss of $9,178,306 was primarily a result of $8,451,451 decrease in other income (loss) and $300,189 decrease in operating expenses.

As the Company is in development stage, it has no revenue from mining operations. Other loss of $4,899,587 (Fiscal 2021 – Other income of $3,551,864) during Fiscal 2022 relates primarily to the impairment of property, plant and equipment of $7,441,293 (Fiscal 2021 – $Nil) from the mill equipment, the revaluation of the unrealized gain on warrant liability of $520,503 (Fiscal 2021 – $1,747,884) and the decrease in administrative services fees earned from Azucar of $185,068 (Fiscal 2021 - $412,812), and Almadex of $1,191,360 (Fiscal 2021 - $969,532). The Company has Administrative Service Agreements with these two companies whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. The change in unrealized gain on warrant liability of $1,227,381 in 2022 compared to 2021 relates to the decrease in the Company’s share price to calculate the fair value using the Black-Scholes option pricing model. The gain on debt forgiveness of $177,200 relates to the Chair of the Company’s Board forfeiting his deferred salary owed from $256,000 to $78,800 recorded in accounts payable.

Operating expenses were $5,605,788 during Fiscal 2022 (Fiscal 2021 - $5,905,977). Certain operating expenses were reported on a gross basis and recovered through other income from the Administrative Service Agreements. The decrease in operating expenses of $300,189 is mainly due to a decrease of $392,700 from a stock option grant in Fiscal 2022 compared to Fiscal 2021 in share-based payments.

Fiscal 2021 compared to Fiscal 2020

For Fiscal 2021, the Company recorded a comprehensive loss of $2,668,254, or $0.02 per common share, compared to a comprehensive loss of $3,129,368, or $0.03 per common share, for Fiscal 2020. The decrease of $461,114 was primarily a result of $1,849,558 increase in other income offset by $1,074,303 increase in operating expenses and $314,141 increase in deferred income tax expense.

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

Operating expenses were $5,905,977 during Fiscal 2021 (Fiscal 2020 - $4,831,674). Certain operating expenses were reported on a gross basis and recovered through other income from the Administrative Service Agreements. The increase in operating expenses of $1,074,303 are mainly the result of an increase of salary and benefits of $539,901 from year-end bonus paid in 2021 by Almadex and recovered through the Administrative Services fee, an increase in professional fees of $208,742 from operational activities and an increase in share-based payments of $86,300 from stock option grants during 2021.

B.       Liquidity and Capital Resources

As at December 31, 2022, the Company’s working capital position was $7,463,140. Management estimates that the current cash position and expected future cash flows from the exercise of outstanding stock options and warrants and equity financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for Fiscal 2023 that includes further development of the Ixtaca Project.

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

On January 29, 2013, the Company entered into contracts with its Chair and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months each. Effective December 31, 2015, the Chair’s contract was mutually terminated and effective January 1, 2016, the Company and the Chair entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months each. The Chair’s contract and the President’s contract were amended April 1, 2016 and further amended on January 1, 2019 to make their term indefinite. Effective May 24, 2011, as amended April 1, 2016, the Company and the Chief Financial Officer (“CFO”) entered into an Employment Agreement for an indefinite term and, effective September 22, 2014, as amended April 1, 2016, the Company and the Executive Vice-President (formerly Vice President, Corporate Development) entered into an Employment Agreement for an indefinite term. Effective January 1, 2016, the Chair’s and President’s base salaries (“Base Salary”) were $240,000 and $265,000, respectively, and the CFO’s and Executive Vice-President’s Base Salaries were $185,000 and $175,000, respectively.

Under the Administrative Services Agreements between the Company and each of Azucar and Almadex the Company provides management services to Azucar and Almadex. Azucar compensates the Company 13% (2021 – 27%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 49% (2021 – 39%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 62% (2021 – 66%) of the contractual compensation amounts for the Chair, Chief Executive Officer (the “CEO”), CFO and Executive Vice-President.

Contractual obligations of the Company disclosed above do not include future option payments required to maintain the Company’s interest in certain mineral properties.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year, but the Company may decide to raise additional funds through the sale of equity in Fiscal 2023 depending upon favorable market conditions.

Fiscal 2022

At the end of Fiscal 2022, the Company had working capital of $7,463,140 including cash and cash equivalents of $6,658,076 compared to working capital of $10,651,264, including cash and cash equivalents of $10,170,376 at the end of Fiscal 2021. The decrease in working capital of $3,188,124 is due to cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $7,805,729 at the end of Fiscal 2022 compared to $6,457,408 at the end of Fiscal 2021 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca Project of $3,090,208 (Fiscal 2021 - $1,749,023). Other components of long term liabilities relate to long-term portion of lease liabilities of $377,635 (Fiscal 2021 - $465,930) for office lease, gold loan payable of $3,929,015 (Fiscal 2021 - $3,227,545) entered with Almadex on May 14, 2019, warrant liability of $102,787 (Fiscal 2021 - $623,290) for the warrants issued pursuant to the registered direct offering on March 18, 2021 and derivative financial liabilities of $306,084 (Fiscal 2021 - $391,620) related to the gold loan.

Net cash used in operating activities during Fiscal 2022, was $1,653,398 (Fiscal 2021 - $1,600,250), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2022, was $1,728,846 (Fiscal 2021 - $2,795,150) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used financing activities during Fiscal 2022, was $130,056. Net cash from financing activities during Fiscal 2021, was $12,031,078 as a result of registered direct offer of $11,610,581, options exercised of $564,750, and repayment of leasing of $130,056 (Fiscal 2021- $144,253).

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

Net cash used in operating activities during Fiscal 2021, was $1,600,250 (Fiscal 2020 - $1,231,882), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2021, was $2,795,150 (Fiscal 2020 - $1,757,718) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash from financing activities during Fiscal 2021, was $12,031,078 (Fiscal 2020 - $4,612,084) as a result of registered direct offer of $11,610,581 (Fiscal 2020 – non-brokered private placements financing $3,850,209), options exercised of $564,750 (Fiscal 2020 - $158,090), share issue cost on cashless exercise of options of $Nil (Fiscal 2020 - $40,157), deferred share issue cost of $Nil (Fiscal 2020 - $40,990), warrants exercised of $Nil (Fiscal 2020 - $10,000), net proceeds on gold in trust of $Nil (Fiscal 2020 - $818,360) and repayment of leasing of $144,253 (Fiscal 2020- $143,428).

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

The Company intends to use the majority of the net proceeds of the Offering for preparation and submission of applications for permits required to commence construction of the Ixtaca Project, additional engineering work, exploration activities, legal and consulting costs, and for general working capital purposes as follows:

Items	Expressed in millions of dollars	Budget USD	Budget CAD	Actual Use CAD Mar 18, 2021 to December 31, 2022	Variance CAD
1.	Permitting and related fees and expenses	2.24	2.88	(1.14)	1.74
2.	Detailed project engineering and related expenses	2.67	3.42	(1.62)	1.80
3.	Exploration drilling	0.78	1.00	(0.88)	0.12
4.	Assay costs	0.47	0.60	(0.02)	0.58
5.	Geology, mapping, geophysics	0.16	0.21	(0.11)	0.10
6.	Mineral leases	0.12	0.15	(0.25)	(0.10)
7.	Marketing, finance, legal, and administration costs for the next 12 months	1.48	1.90	(2.31)	(0.41)
8.	Public company costs for the next 12 months	0.23	0.29	(0.19)	0.10
9.	General working capital	1.48	1.90	(1.61)	0.29
Total		$ 9.63	$ 12.35	(8.13)	4.22

The above noted allocation represents the Company’s intentions with respect to its use of proceeds based on knowledge, planning and expectations of management of the Company as at March 17, 2021, when the Company filed its prospectus supplement to its base shelf prospectus dated February 25, 2021. Actual expenditures from March 18, 2021 to December 31, 2022 are reflected and compared to budget. The variance reported above will diminish over time as if and when the Company advances its permitting efforts. The variance for marketing, finance, legal and administration is over budget due to actual expenditures reported over 18 months compared to 12 months in the budget. There can be no assurances the above objectives will be completed as circumstances may change and for business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. See “Risk Factors”.

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

C.       Research and Development, Patents and Licenses

The Company has not conducted any Research and Development activities for the last three years, nor is it dependent upon any patents or licenses.

D.       Trend Information

The world is gradually coming out of the COVID panic, although many restrictions such as those on travel to some countries remain in place. The large expenditures and deficits that many countries used to offset COVID restrictions are now having to be dealt with at the same time as the resulting inflation is causing worldwide difficulties. Central Banks in many countries are raising interest rates to combat this inflation while their governments are still creating huge deficits. Thus, monetary and fiscal policies seem to be at odds with each other and there is much debate whether interest rates should rise further to quell inflation or go down to prevent a worldwide recession. Recent high profile bank failures have added to the concern and fear of further such failures overhangs markets.

During the past year, some Central Banks have reportedly been adding significantly to their gold reserves. Recent volatility in crypto currencies seems to have caused some investors seeking a safe haven for part of their assets to consider investing in gold and silver again. When the Silicon Valley Bank and Credit Suisse collapsed, the gold and silver prices firmed and began trading closer to US$2000 and US$25 respectively. Whether the precious metals will hold in this price range, drop or rise depends on events to come but the trend does seem to be towards gradually rising prices.

Governments are gradually becoming aware that ambitious plans for climate related changes require more than talk. Metals are required to effect these plans. There is a shortage of the metals needed for all the electrified cars, homes, power lines etc. that are planned to be carbon neutral in 2050. Existing mines cannot supply all that is needed, and they are being steadily depleted so the need for replacement will grow. The year 2050 is twenty-seven years away but a new mine can take that many years to be identified, developed, permitted, and built. If a discovery is made, it will most likely be strongly opposed by well funded anti-development activists.

Major companies seem to prefer to only explore around their existing mines. For expansion, they usually wait for some junior to make a new mine discovery then buy and develop it. Most exploration for new mines is done by junior companies and under current financial conditions, they are finding exploration difficult. So, many such firms seek to minimise risk by recycling old properties hoping to improve or extend something known rather than take the greater risk of seeking something new.

Against this backdrop there could be a significant shortage of metals needed for a growing world population with a growing need for more metals. Prices should begin to reflect the scarcity. Opposition to mining and some governments unnecessarily stringent conditions on exploration and development may begin to be reconsidered in the light of the urgent need for new mines.

E.       Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

Table No. 1 lists the directors of the Company as of April 27, 2023. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Table No. 1

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, B.C. Canada	82	February 1, 2002(4)
Morgan Poliquin, B.C. Canada	51	February 1, 2002(4)
Elaine Ellingham(1)(2)(3) ON, Canada	64	February 27, 2018
Kevin O’Kane(1)(2)(3) B.C. Canada	63	March 31, 2021
Alfredo Phillips(2) CDMX, Mexico	61	March 31, 2021
Ria Fitzgerald(1)(3) B.C. Canada	44	June 29, 2021

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

Table No. 2 lists the Executive Officers of the Company as of April 27, 2023. The Executive Officers serve at the pleasure of the Board, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents British Columbia, Canada and citizens of Canada with the exception of Laurence Morris, who is a resident of Nicaragua and citizen of the United Kingdom.

Table No. 2

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chair of the Board	82	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	51	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	57	May 30, 2011
Douglas McDonald	Executive Vice-President	54	September 22, 2014
John A. Thomas	Vice-President, Project Development	75	September 9, 2019

(1) Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career. He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. Mr. Poliquin spends virtually all of his time on the affairs of the Company, Azucar and Almadex, of which he also serves as Chair of the Board and a director, his principal occupation during the preceding five years.

Morgan Poliquin is a registered professional geological engineer with over 20 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994). In 1996 he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter. He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company, Azucar and Almadex, of which he also serves as President, CEO and a director, his principal occupation during the preceding five years.

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, her principal occupation during the preceding five years, having held senior positions in several mining companies. Ms. Ellingham serves as President & CEO of Omai Gold Mines Corp. and is principal of Ellingham Consulting, providing corporate advisory services to international mining companies and private equity groups. She spent eight years with the TSX serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also a member of the Board of Directors of Alamos Gold Inc. and Omai Gold Mines Corp.

Kevin O'Kane is a registered professional engineer with more than 40 years of experience in the global mining industry, his principal occupation during the preceding five years. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O'Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D), achieved in 2021. He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden's Board. Mr. O’Kane also serves on the Boards of IAMGOLD, NorthIsle Copper and Gold Inc and Compañia Minera Autlán, S.A.B. de C.V. (Mexico).

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. He is currently the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest steel producer and a similar capacity for Torex Gold for over six years. Mr. Phillips is past President of the Mining Task Force of the Canadian Chamber of Commerce in Mexico, continues to serve on the Board of the Chamber, and is founding Chair of the Guerrero Mining Cluster since 2016. He also serves on the Board of Directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master's in Public Administration from the Kennedy School of Government at Harvard University.

Ria Fitzgerald is a business development consultant with over twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in the mining, infrastructure, and renewable sectors, her principal occupation during the preceding five years. She is currently providing corporate advisory services in the mining and renewable sectors. Ms. Fitzgerald has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. She has also worked for mining companies in providing strategic analysis regarding mergers & acquisitions and financings. Ms. Fitzgerald holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction in finance and holds both the Chartered Financial Analyst designation and the Certificate in ESG Investing from the CFA Institute.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar and Almadex, of which he is also the CFO and Corporate Secretary, his principal occupation during the preceding five years.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 20 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar and Almadex, of which he is also a director and the Executive Vice-President, his principal occupation during the preceding five years.

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

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any such director or executive officer was selected as a director or executive officer. Duane Poliquin, Chair of the Board and Director, is the father of Morgan Poliquin, President, Chief Executive Officer and Director.

B.       Compensation

For the purposes of this document, “executive officer” of the Company means an individual who at any time during the year was the CEO, President, Executive Vice President or CFO of the Company; any Vice-President in charge of a principal business unit, division or function; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2022:

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

During Fiscal 2022, the Chair was remunerated at his base salary of $144,000 per annum, and the CEO was remunerated at his base salary of $345,000 per annum. The CEO’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Subsequently, both the CEO’s and Chair’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite. On September 1, 2022, the Chair agreed to forfeit $177,200 of the total $256,000 unpaid deferred salary. The remaining amount of $78,800 was paid on December 15, 2022.

During Fiscal 2022, the CFO and the Executive Vice-President were remunerated at their base salary of $250,000 CAD and $250,000 CAD, respectively. Each of the CFO’s and Executive Vice-President’s employment agreements have indefinite terms.

Under Administrative Services Agreements between the Company and each of Azucar and Almadex, the Company provides management services to Azucar and Almadex. Azucar compensates the Company 13% (2021 – 27%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 49% (2021 – 39%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 62% (2021 – 66%) of the contractual compensation amounts for the Chair, CEO, CFO and Executive Vice-President.

All non-management Directors are compensated $30,000 (2021 - $30,000) yearly. The Chair of the Audit Committee and the Chair of the Compensation Committee are compensated an additional $10,000 (2021 - $10,000) and $5,000 (2021 - $5,000) per year respectively. The Chair of the Nominating and Corporate Governance Committee is compensated $Nil (2021 - $Nil) yearly. The Compensation Committee also recommended that, with respect to Director stock options, up to 800,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 3 below, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2022 was $689,435 (Fiscal 2021 - $613,022) after recovery by the Company of 62% (2021 - 66%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 3

Summary Compensation Table

Annual Compensation					Long-Term Compensation Awards				Total
					Restricted	Options/
Name,	Fiscal			Other Annual	Stock	SARS	LTIP	All Other	Total
Principle Position and	Year	Salary	Bonus	Compensation*	Awards	Granted	Payouts	Compensation	Compensation
Jurisdiction of Residence						(#)
Duane Poliquin	2022(1)(2)	$55,354(8)	Nil	$173,000	Nil	800,000	Nil	Nil	$228,354
Chair of the Board &	2021(1)(2)	$82,000(8)	Nil	$155,450	Nil	615,000	Nil	Nil	$237,450
Director, B.C, Canada	2020(1)(2)	$24,000(8)	Nil	$230,000	Nil	800,000	Nil	Nil	$254,000
Morgan Poliquin	2022(1)(2)	$132,618	$33,638	$481,250	Nil	2,075,000	Nil	Nil	$647,506
President, CEO	2021(1)(2)	$117,875	$35,366	$344,950	Nil	1,165,000	Nil	Nil	$498,191
& Director, B.C, Canada	2020(1)(2)	$33,500	Nil	$525,000	Nil	2,075,000	Nil	Nil	$558,500
Elaine Ellingham(6)	2022	Nil	Nil	$86,000	Nil	350,000	Nil	$40,000(3)(5)	$126,000
Director, ON, Canada	2021	Nil	Nil	$136,500	Nil	450,000	Nil	$40,000(3)(5)	$176,500
	2020	Nil	Nil	$20,000	Nil	100,000	Nil	$12,000(3)	$32,000
Kevin O’Kane(10)	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$30,000(3)	$85,000
Director, B.C, Canada	2021	Nil	Nil	$167,500	Nil	550,000	Nil	$22,500(3)	$190,000
Alfredo Phillips(10)	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$40,000(3)	$95,000
Director, CDMX, Mexico	2021	Nil	Nil	$167,500	Nil	550,000	Nil	$22,500(3)	$190,000
Ria Fitzgerald(11)	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$35,000(3)(4)	$90,000
Director, B.C, Canada	2021	Nil	Nil	$137,500	Nil	550,000	Nil	$17,500(3)(4)	$155,000
Jack McCleary(9)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, AB,	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Canada	2020	Nil	Nil	$101,300	Nil	318,000	Nil	$17,0000(3)(5)	$118,300
Gerald G. Carlson(9)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, B.C,	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Canada	2020	Nil	Nil	$90,200	Nil	272,000	Nil	$12,000(3)	$102,200
Mark T. Brown(9)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, B.C,	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Canada	2020	Nil	Nil	$73,800	Nil	268,000	Nil	$17,000(3)(4)	$90,800
William J. Worrall(9)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, B.C,	2021	Nil	Nil	$12,500	Nil	50,000	Nil	Nil	$12,500
Canada	2020	Nil	Nil	$109,750	Nil	385,000	Nil	$12,000(3)	$121,750
Korm Trieu	2022(1)(2)	$96,100	$22,500	$154,700	Nil	605,000	Nil	Nil	$273,300
Chief Financial Officer,	2021(1)(2)	$83,042	$25,628	$170,200	Nil	540,000	Nil	Nil	$278,870
B.C, Canada	2020(1)(2)	$22,500	Nil	$142,000	Nil	605,000	Nil	Nil	$164,500
Douglas McDonald	2022(1)(2)	$96,100	$48,125	$152,350	Nil	625,000	Nil	Nil	$296,575
Executive Vice President	2021(1)(2)	$80,983	$25,628	$157,750	Nil	525,000	Nil	Nil	$264,361
B.C, Canada	2020(1)(2)	$21,200	Nil	$179,250	Nil	625,000	Nil	Nil	$200,450
John A. Thomas (7)	2022	$60,000	Nil	Nil	Nil	Nil	Nil	Nil	$60,000
Vice President, Project	2021	$60,000	Nil	$102,000	Nil	300,000	Nil	Nil	$162,000
Development, B.C, Canada	2020	$65,000	Nil	Nil	Nil	Nil	Nil	Nil	$65,000

*	Other Annual Compensation is the fair value of options granted calculated using the Black-Scholes option pricing model at grant date.
(1)	Azucar has compensated the Company, 60%, during Fiscal 2020, 27% during Fiscal 2021 and 13% during Fiscal 2022 of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 60%, 27% or 13% from Azucar.
(2)	Almadex has compensated the Company, 30% during Fisca1 2020, 39% during Fiscal 2021, and 49% during Fiscal 2022 of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 30%, 39% or 49% from Almadex.

(3)	Director’s fees.
(4)	Audit Committee Chair’s fees.
(5)	Compensation Committee Chair’s fees.
(6)	Elaine Ellingham commenced as a Director of the Company effective February 27, 2018.
(7)	John A. Thomas commenced as Vice President, Project Development effective September 9, 2019 and pursuant to his Independent Contractor Agreement dated July 1, 2019 is compensated at a rate of $5,000 per month.
(8)	Duane Poliquin has agreed to defer payment of $96,000, $96,000 and $64,000 of his $240,000 gross annual salary during Fiscals 2022, 2021 and 2020 respectively. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and pay out the remaining balance of $78,800 on December 15, 2022.
(9)	Jack McCleary and Gerald G. Carlson ceased to be Directors on March 31, 2021, Mark T. Brown ceased to be a Director on June 29, 2021 and Willian J. Worrall ceased to be a Director on July 24, 2021.
(10)	Kevin O’Kane and Alfredo Phillips commenced as a Director of the Company effective March 31, 2021 and Ria Fitzgerald commenced as a Director effective June 29, 2021

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chair

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

Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive’s employment is otherwise terminated, the Company shall pay the Executive or the Executive’s estate, an amount of compensation equal to six (6) months of the Executive’s then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of death or disability as if the Executive were still an employee of the Company. If such termination is due to the Executive’s death, payment shall be made in one lump sum to the Executive’s designate within 60 days of the Executive’s death. If no designate survives the Executive, the entire amount shall be paid to the Executive’s estate. If such termination is due to the Executive’s disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the Executive’s disability. The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon death or disability.

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

Termination Following Change in Control

For purposes of the MP Agreement, a Change in Control shall be deemed to have occurred if:

(i)	any person or any person and such person’s associates or affiliates, as such terms are defined in the Act, makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

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

For purposes of the MP Agreement, “Good Reason” shall mean, without the Executive’s express written consent, any of the following:

(i)	the assignment to the Executive of any duties inconsistent with the status or authority of the Executive’s office, or the Executive’s removal from such position, or a substantial alteration in the nature or status of the Executive’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the Executive’s Base Salary as in effect on the date of the MP Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Executive’s Base Salary as provided for in the MP Agreement or at a rate commensurate with that of other key executives of the Company;

(iii)	the relocation of the CIC Location to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations prior to the Change in Control);

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

Termination Following Change in Control

For purposes of the KT Agreement, a change in control shall be deemed to have occurred if:

(i)	any person or any person and such person’s associates or affiliates, as such terms are defined in the Act, makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

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

For purposes of the KT Agreement, “Good Reason” shall mean, without the Employee’s express written consent, any of the following:

(i)	the assignment to the Employee of any duties inconsistent with the status or authority of the Employee’s office, or the Employee’s removal from such position, or a substantial alteration in the nature or status of the Employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the Employee’s Base Salary as in effect on the date of the KT Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Employee’s Base Salary as provided for in the KT Agreement or at a rate commensurate with that of other key employees of the Company;

(iii)	the relocation of the CIC Location to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Employee’s business travel obligations prior to the Change in Control);

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

Termination Following Change in Control

For purposes of the DM Agreement, a change in control shall be deemed to have occurred if:

(i)	any person or any person and such person’s associates or affiliates, as such terms are defined in the Act, makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

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

For purposes of the DM Agreement, “Good Reason” shall mean, without the Employee’s express written consent, any of the following:

(i)	the assignment to the Employee of any duties inconsistent with the status or authority of the Employee’s office, or the Employee’s removal from such position, or a substantial alteration in the nature or status of the Employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the Employee’s Base Salary as in effect on the date of the DM Agreement or as the same may have been increased from time to time, or a failure by the Company to increase the Employee’s Base Salary as provided for in the DM Agreement or at a rate commensurate with that of other key employees of the Company;

(iii)	the relocation of the CIC Location to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the Employee’s business travel obligations prior to the Change in Control);

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

(5)	Vice President, Project Development

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

Stock options

Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX, and in accordance with the requirements of the applicable Canadian securities commissions’ requirements and regulations.

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with TSX guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the TSX for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2022, Fiscal 2021 and Fiscal 2020 vested on the date granted. Under the requirements of the TSX, all unallocated options under the Plan must be approved by the Board, including a majority of the unrelated directors, and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval. The Plan received its triennial approval in Fiscal 2020.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of April 27, 2023 are set forth in Table No. 4, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 4

Stock Options Outstanding

Name	# Options Outstanding &Exercisable	Exercise Price CDN$	Expiry Date
Duane Poliquin	100,000	0.69	05/08/2023
Chair of the Board & Director	350,000	0.62	07/08/2023
	165,000	0.51	09/18/2023
	500,000	0.33	06/10/2027
	200,000	0.30	10/04/2027
	100,000	0.33	12/16/2027
Morgan Poliquin	600,000	0.62	07/08/2023
President, Director &	315,000	0.51	09/18/2023
Chief Executive Officer	375,000	0.38	03/07/2027
	1,200,000	0.33	06/10/2027
	200,000	0.30	10/04/2027
	300,000	0.33	12/16/2027
	250,000	0.30	02/14/2028
Alfredo Phillips	50,000	0.62	07/08/2023
Director	250,000	0.33	06/10/2027
	500,000	0.26	04/03/2028
Kevin O’Kane	50,000	0.62	07/08/2023
Director	250,000	0.33	06/10/2027
	500,000	0.26	04/03/2028
Ria Fitzgerald	550,000	0.62	07/08/2023
Director	250,000	0.33	06/10/2027
Elaine Ellingham	50,000	0.62	07/08/2023
Director	100,000	0.38	03/07/2027
	250,000	0.33	06/10/2027
	400,000	0.26	04/03/2028
Korm Trieu	100,000	0.62	07/08/2023
Chief Financial Officer &	115,000	0.51	09/18/2023
Corporate Secretary	250,000	0.38	03/07/2027
	225,000	0.33	06/10/2027
	100,000	0.30	10/04/2027
	30,000	0.33	12/16/2027
	125,000	0.30	02/14/2028
	200,000	0.26	04/03/2028
Douglas McDonald	100,000	0.62	07/08/2023
Executive Vice President	100,000	0.51	09/18/2023
	250,000	0.38	03/07/2027
	20,000	0.33	06/10/2027
	100,000	0.30	10/04/2027
	255,000	0.33	12/16/2027
	75,000	0.30	02/14/2028
	250,000	0.26	04/03/2028
John A. Thomas	150,000	0.51	09/18/2023
Vice President, Project Development	150,000	0.30	02/14/2028
Total Directors/Officers (9 persons)	10,450,000
Total Employees/Consultants (10 persons)	2,080,000
Total Directors/Officers/Employees/Consultants	12,530,000

No funds were set aside or accrued by the Company during Fiscal 2022 to provide pension, retirement or similar benefits for directors or executive officers.

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

Corporate Governance

The Board and management are committed to the highest standards of corporate governance. The Company’s corporate governance practices are in accordance with the guidelines. The Company is also cognizant of and compliant with various corporate governance requirements in Canada and is in compliance with applicable U.S. requirements.

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

Executive Officer Position Descriptions

Chair of the Board (‘Chair’)

Responsibilities:

-	Leads the Board and also takes a hands-on role in the Company’s day-to-day management.
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

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

In the Fiscal year ended December 31, 2022 there were five (5) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 5 indicates the number of meetings attended by each director.

Table No. 5

Meetings Attended

Director	Attended	Meetings
Duane Poliquin	5	5
Morgan Poliquin	5	5
Elaine Ellingham	5	5
Alfredo Phillips	5	5
Kevin O’Kane	5	5
Ria Fitzgerald	5	5

All directors of the Company attended all Board meetings held after they were appointed to the Board

The Chair is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2022, five (5) meetings of the independent Board members were convened.

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

Board Assessment

The Nomination and Corporate Governance Committee reports to the Board periodically on the evaluation of the Board’s performance and that of the individual directors. The Performance of the CEO is evaluated by the Compensation Committee.

Composition of the Board

The guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as “independent” directors.

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE American Company Guide Rules. The current Board is composed of six members. The Board has determined that a majority of directors, namely 4 directors, are independent - Elaine Ellingham, Kevin O’Kane, Alfredo Phillips and Ria Fitzgerald. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chair and CEO/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian Securities Administrators’ National Instrument NI 52-110 - Audit Committees (“NI 52-110”) and NYSE American Exchange Company Guide Rules.

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

Kevin O'Kane is a registered professional engineer with nearly 40 years of experience in the global mining industry. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O'Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D), achieved in 2021. He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden's Board. Mr. O’Kane also serves on the Boards of IAMGOLD, NorthIsle Copper and Gold Inc. and Compañía Minera Autlán, S.A.B. de C.V. (Mexico).

Ria Fitzgerald holds a Bachelor of Commerce degree and the Chartered Financial Analyst designation. She has over 20 years of financial, investment and capital markets experience, primarily in the mining sector.

The Audit Committee met four (4) times during Fiscal 2022.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Elaine Ellingham, Kevin O’Kane, and Alfredo Phillips. The Nominating and Corporate Governance Committee met four (4) times during Fiscal 2022. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Elaine Ellingham, Kevin O’Kane, and Ria Fitzgerald. The Compensation Committee met four (4) times during Fiscal 2022 with Elaine Ellingham, Kevin O’Kane and Ria Fitzgerald attending all four (4) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Annual Report, two of the Company’s directors (representing 33.3% of the Company’s six directors) are and none of the Company’s executive officers are women.

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

All Directors, Officers and Employees (“Individuals”) sign a Certification (“Certification”) stating they have read the Code of Business Ethics policy (“Ethics Policy”) of the Company and have complied with such Policy in all respects. The Certification further acknowledges that all members of the Individual’s family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the BCBCA and the Company’s Articles.

D.       Employees

As of December 31, 2022 and continued through to April 27, 2023, the Company operated with eight people in Canada, of which five are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

E.       Share Ownership

Table No. 6 lists, as of April 27, 2023, directors and executive officers who beneficially own the Company's voting securities (Common Shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 6

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,623,136(1)(10)	3.33%
Common	Morgan Poliquin	5,001,893(2)(10)	3.56%
Common	Elaine Ellingham	869,400(3)	0.63%
Common	Kevin O’Kane	800,000(4)	0.58%
Common	Alfredo Phillips	800,000(5)	0.58%
Common	Ria Fitzgerald	800,000(6)	0.58%
Common	Korm Trieu	1,225,144(7)	0.89%
Common	Doug McDonald	1,274,401(8)	0.92%
Common	John A. Thomas	300,000(9)	0.22%
	Total Directors/Officers as group	15,693,974	11.29%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 800,000 represent currently exercisable stock options, 44,400 of these shares are held indirectly through Edward Kammermayer, the husband of Mrs. Ellingham.
(4)	Of these shares 800,000 represent currently exercisable stock options.
(5)	Of these shares 800,000 represent currently exercisable stock options.
(6)	Of these shares 800,000 represent currently exercisable stock options.
(7)	Of these shares 1,145,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(8)	Of these shares, 1,150,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(9)	Of these shares 300,000 represent currently exercisable stock options.
(10)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of April 27, 2023 and stock options and warrants exercisable within 60 days held by each beneficial owner.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.       Major Shareholders

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 7 lists, as of April 27, 2023, the only persons or companies beneficially owning more than 5% of the Company’s voting securities (Common Shares).

Table No. 7

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,623,136(1)(3)	3.33%
Common	Morgan Poliquin	5,001,893(2)(3)	3.56%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with SEDI, Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of April 27, 2023 and stock options and warrants exercisable within 60 days held by each beneficial owner.

The Company's common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 28, 2023, the shareholders' list for the Company’s common shares showed 210 registered shareholders, including depositories, and 137,221,408 shares outstanding. 176 of these registered shareholders are U.S. residents, owning 38,493,539 shares representing 28% of the issued and outstanding common shares. 23 of these registered shareholders are Canadian residents, owning 93,882,490 shares representing 68% of the issued and outstanding common shares. 11 of these registered shareholders are of other countries, owning 4,845,379 shares representing 4% of the issued and outstanding common shares.

B.       Related party transactions

Certain officers and directors of the Company are also officers or directors of companies with which the Company has agreements and may not be considered at arm's-length to such agreements. However, any agreement or any agreement to be negotiated between the Company and such other companies has been or will be approved by directors of the Company, in accordance with the common law and the provisions of the BCBCA.

(a)       Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and CEO, the CFO, the Executive Vice President and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 13% (2021 – 27%, 2020 – 60%) of executive officer compensation from Azucar and 49% (2021 – 39%, 2020 – 30%) of executive officer compensation from Almadex:

	March 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Professional fees	$15,000	$60,000	$60,000	$65,000
Salaries and benefits (1)	74,175	484,435(2)	450,522	101,200
Share-based payments	96,000	1,212,300	1,551,850	1,471,300
Directors’ fees	36,250	145,000	102,500	70,000
	$221,425	1,901,735	2,164,872	$1,707,500

(1)	As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. The new amount owed of $78,800 was paid on December 15, 2022.
(2)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.

(b)      Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office, and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2022, the Company received $185,068 (2021 - $412,812; 2020 - $935,872) from Azucar for administrative services fees included in other income and received $1,191,360 (2021 - $969,532; 2020 - $468,227) from Almadex for administrative services fees included in other income.

At December 31, 2022, included in accounts receivable is $64,006 (2021 - $15,063) due from Azucar and $117,044 (2021 - $69,298) due from Almadex in relation to expenses recoveries.

At December 31, 2022, the Company accrued $80,727 (2021 - $72,130) payable to Almadex for exploration and drilling services in Mexico.

(c)       Other related party transactions

During the year ended December 31, 2022, the Company employed the Chair’s daughter for a salary of $48,800 less statutory deductions (2021 - $41,300; 2020 - $41,300) for marketing and administrative services provided to the Company.

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

C.       Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.       Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report.

Legal Proceedings

The Company’s Ixtaca Project Original Concessions (see definition below) have been the subject of the Amparo. On April 7, 2015, the Ejido Tecoltemi a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) filed the Amparo against Mexican mining authorities claiming that Mexico’s mineral title system is unconstitutional because indigenous consultation is not required before the granting of mineral title. Almaden’s two original mining concessions covering the Ixtaca Project (the “Original Concessions”) (Figure 1 below) are the subject matter of the Amparo. The Original Concessions cover Almaden’s Ixtaca Project and the Ejido Lands (the “Ejido Lands”). The Ejido Lands overlap approximately 330 Ha of the far southeastern corner of the Original Concessions and are not considered material to Ixtaca Project.

Figure 1: Original Concessions. Ixtaca environmental and social impact areas, and Ejido Lands based on 2017 EVIS study.

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

On February 17, 2022, the Company announced that the SCJN reached a decision in respect of the Mineral Title Lawsuit involving the Company’s mineral claims. On April 27, 2022, the Company announced that the SCJN published its final decision regarding the Mineral Title Lawsuit.

The final decision of the SCJN determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant indigenous communities. The decision orders Economia to declare Almaden’s mineral titles ineffective (“insubsistente”) and to only issue them to Almaden following Economia’s compliance with a series of steps necessary to meet its obligation to carry out the necessary procedures to consult with indigenous communities.

The final SCJN decision (i) expands indigenous consultation requirements; (ii) provides details regarding the procedure for indigenous consultation prior to the grant of mineral claims; and (iii) clarifies that the Company’s applications were submitted pursuant to the legal framework in force at the time. The Company understands that its Mineral Rights are safeguarded while the mining authorities comply with conditions and requirements contained in the SCJN decision.

On July 4, 2022, the Company reported that Economia was officially notified of the final decision of the SCJN relating to the Mineral Title Lawsuit, and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”. The Company understands this to mean that the mineral title reverted to application status, and that these applications preserve the mineral rights for Almaden but do not allow the Company to engage in exploration until such time as Economia completes the steps required in the court-ordered indigenous consultation in the area covered by the mineral title applications.

On February 22, 2023, the Company reported that Economia had made a submission to the District Court, which is implementing the SCJN decision, to deny the two mineral title applications which were first made by Almaden in 2002 and 2008, and which in turn led to the grant of mineral titles in 2003 and 2009, respectively (see the “Original Concessions”, above). In its District Court submission, Economia states that it reviewed the original claim applications on file and resolved, despite acting to the contrary in 2003 and 2009, that the applications contain technical faults which preclude the grant of the mineral claims (the “Economia Submission”). Economia is therefore seeking to deny the grant of the mineral claims prior to engaging in the indigenous consultation ordered by the SCJN. These mineral claims underpin the Ixtaca deposit which was discovered by Almaden in 2010, and were reduced to application status because of the February, 2022 decision of the SCJN. Almaden believes that this action by Economia is inconsistent with the Mexican Mining Law, the SCJN decision, and international law. The Company submitted arguments challenging the Economia Submission to the District Court, but on April 13, 2023, the Company reported that the District Court ruled in favour of the Economia Submission. The Company is appealing this ruling to a higher court, and additional legal action is being considered. In the meantime, Almaden has been advised that so long as these appeals are continuing, Almaden’s mineral title applications from 2002 and 2008 remain in place thus preserving the mineral rights.

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

Figure 2: New and overlapping concessions, based on 2017 EVIS study	Figure 3: New Concessions, based on 2017 EVIS study.

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

On November 15, 2022, during the time that the Company’s rights to the area of the Ixtaca project were based on its original title applications, the Company submitted amended title applications which substantially reduced the area being requested. To date the General Directorate of Mines has not responded to these amended mineral title applications, and they were not considered in the District Court decision regarding the Economia Submission.

Dividends

The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.       Significant Changes

There have been no significant changes of financial condition since the most recent audited financial statements included within this Annual Report.

Item 9. Offer and Listing of Securities

A.       Offer and Listing Details

The Company's common shares trade on TSX in Toronto, Ontario, Canada having the symbol "AMM,” and on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107.

B.       Plan of Distribution

Not applicable.

C.        Markets

See Item 9.A. - Offer and Listing Details.

On April 21, 2023, the Company announced receipt of a notification letter from the NYSE American LLC stating that Almaden is not in compliance with the continued listing standards because the Company’s securities have been selling for a low price per share for a substantial period of time which NYSE American determines to be a 30-trading-day average price of less than US$0.20 per share. Pursuant to Section 1003(f)(v) of the NYSE American Company Guide, the NYSE American staff determined that the Company’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement within a reasonable period of time which the staff determined to be no later than October 19, 2023.

Item 10. Additional Information

A.       Memorandum and Articles

At the Annual and Special General meeting of the Company held on May 18, 2005, shareholders passed appropriate resolutions to complete the transition procedures in accordance with the BCBCA, to increase the number of common shares which the Company is authorized to issue to an unlimited number of common shares and to cancel the Company’s Articles and adopt new Articles to take advantage of provisions of the BCBCA. The BCBCA was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”). The BCBCA requires the provisions formerly required in the Memorandum to be in the Articles. The BCBCA eliminates the requirement for a Memorandum.

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

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting under the BCBCA nor more than 6 months from its preceding fiscal year end under the policies of the TSX) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the BCBCA.

There are no limitations upon the rights to own securities.

There are no provisions in the Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed by news release and notices filed in accordance with Canadian Securities Laws and by notices to the TSX.

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

Multiple Voting Policy for Uncontested Elections of Directors

The Board believes that each of its members should carry the confidence and support of the Company’s shareholders and, accordingly, has adopted, effective May 15, 2017, an Amended Majority Voting Policy for the election of directors for non-contested meetings. The Amended Majority Voting Policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, immediately following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chair of the Board. A “non-contested election” means an election where the number of nominees for director is not greater than the number of directors to be elected. Under the Amended Majority Voting Policy, the Board will consider such offer of resignation and shall make a determination whether or not to accept or reject the resignation no later than 90 days following the date of the applicable shareholders’ meeting and shall accept the resignation absent exceptional circumstances. The Board will promptly announce its decision via press release. If the Board determines not to accept the resignation, the press release must fully state the reasons for its decision. No director who is required to tender his or her resignation shall participate in any meeting of the Board at which the resignation is considered. If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, or may appoint a new director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

The full text of the Amended Multiple Voting Policy is an exhibit to 2017 Annual Report on Form 20-F filed with the Commission on March 29, 2018.

B.        Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this Annual Report.

1. Gold Loan Agreement dated as of May 14, 2019 between the Company (the “Borrower”) and Almadex (the “Lender”). Almaden may borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, the Lender will sell the requested gold and send the proceeds in US dollars to the Borrower. Interest will be at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2024, but may be extended to March 31, 2026 upon written notice from Borrower to Lender. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of the Lender. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory Prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. The full text of the Gold Loan Agreement is filed as an exhibit to the 2020 Annual Report on Form 20- F filed with the Commission on March 26, 2021.

C.       Exchange controls

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

D.       Taxation

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

E.       Dividends and Paying Agents

Not applicable.

F.       Statement by Experts

Not applicable.

G.       Documents on Display / Additional Information

Any of the documents referred to above can be viewed at the head office of the Company located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9.

This Annual Report and the Company’s recent Form 6-K filings can be viewed on the EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html. As well, additional information is contained in the Company’s Information Circular for its most recent annual meeting of security holders that involved the election of directors held on June 28, 2022 and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

H.       Subsidiary Information

Not applicable.

I.       Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $38,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $32,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $67,000.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2022. This evaluation was conducted under the supervision and with the participation of management, including the Company’s CEO and CFO. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2022, a deficiency in the operating effectiveness of the internal controls represented a material weakness in our internal control over financial reporting and, therefore, the Company did not maintain effective internal controls over financial reporting as of December 31, 2022. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management concluded that a material weakness existed as of December 31, 2022, and therefore the Company’s internal control over financial reporting was not effective as of December 31, 2022. The Company did not have appropriate design and implementation of controls in place to assess indicators of impairment on property, plant, and equipment in accordance with IAS 36. As a result, the Company failed to identify indicators of impairment which required management to assess the recoverable amount of property, plant, and equipment, and resulted in a material impairment.

The impairment on property, plant and equipment is a non-cash impact of $7,441,293 on the consolidated statements of comprehensive loss as at December 31, 2022. Certain estimates were used in the model for impairment of property, plant and equipment which resulted in an impairment charge of $7,441.293 over the mill equipment.

Effective Fiscal 2023, the Company has implemented mitigating controls that involves a formal assessment of indicators of impairment in accordance with IAS 36 (and IFRS 6) on a quarterly basis, with the assessment being reviewed and approved by management and the Board to incorporate a review process and segregation of duties.

Management, including our CEO and CFO does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

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

Item 16B. Code of Ethics

The Company adopted several codes of conduct, including a Code of Business Ethics, a Code of Business Conduct Ethics for Directors, a Communications Policy and an Audit Committee Charter, which may be viewed on the Company’s website at www.almadenminerals.com. The Codes may also be viewed as filed on EDGAR as an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006. Any amendments to the Codes or waivers of the provision of any Codes will be summarized and posted on the Company’s website within 5 business days of such amendment or waiver.

The Company has adopted the Code, the COBE, a Securities Trading Policy and a Privacy Policy. Employees and consultants are required as a term of employment or engagement to undertake to abide by the COBE. Directors are bound to observe the Code adopted by the Board.

All Individuals sign a Certification stating they have read the Ethics Policy of the Company and have complied with such Policy in all respects. The Certification further acknowledges that all members of the Individual’s family, all other persons who live with the Individual and all holding companies and other related entities of the Individual and all such persons or companies acting on behalf of or at the request of any of the foregoing also complied with such Policy. The Certification also states that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

Each director is expected and required by statute to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the BCBCA and the Company’s Articles.

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

Table No. 8 lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by Davidson & Company LLP (PCAOB ID 731), the Company’s principal accountant, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Table No. 8

Principal Accountant Fees

	December 31, 2022	December 31, 2021
Audit fees	$45,000	$42,000
Audit-related fees	4,901	14,137
Tax fees	-	-
All other fees	-	-

Fiscal 2022 and Fiscal 2021 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The Company’s class of common shares are listed on the NYSE American and the TSX. Under the rules of the NYSE American, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE American Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 6 directors, of which 4 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE American.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted a Securities Trading Policy which applies to the trading and confidentiality obligations of employees, officers and directors of the Company and its subsidiaries.

A copy of the Securities Trading Policy was filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.

PART III

Item 17. Financial Statements

The Company has provided financial statements pursuant to Item 18 of this Form 20-F.

Item 18. Financial Statements

The Company’s consolidated financial statements and notes thereto are expressed in Canadian Dollars (CDN$) and are prepared in accordance and compliance with IFRS as issued by the IASB.

Item 19. Exhibits

A. The financial statements and notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 24, 2023

Consolidated statements of financial position at December 31, 2022 and 2021

Consolidated statements of comprehensive loss for the years ended December 31, 2022, 2021 and 2020

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020

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

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.1	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.

4.2	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.

4.3	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.

4.4	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.

4.5	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.

4.6	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.

4.7	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.

4.8	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.

4.9	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018 and filed with the Commission on March 15, 2019.

4.10	Gold Loan Agreement between the Company and Almadex Minerals Ltd. dated effective May 14th, 2019 and filed with the commission on March 27, 2020.

4.11	Short Form Base Shelf Prospectus and filed with the commission on February 25, 2021

4.12	Form of Placement Agency Agreement dated March 16, 2021 - Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021

4.13	Form of Securities Purchase Agreement - Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021

4.14	Salary Deferral and Amendment Agreement and filed with the Commission on April 27, 2023

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter

11.1	Nominating and Corporate Governance Committee-Duties and Responsibility

11.2	Compensation Committee-Responsibilities and Duties

11.3	Code of Business Ethics

11.4	Code of Business Conduct and Ethics for Directors

11.5	Communications Policy

11.6	Securities Trading Policy

11.7	Whistleblower Policy

11.8	Privacy Policy
- Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.

11.9

Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting and as reconfirmed at the 2020 Annual General Meeting.

- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.

11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.

11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Jesse Aarsen as filed with the Commission on April 28, 2022

14.2	S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project as filed with the Commission on April 28, 2022.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: April 27, 2023	By /s/ Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2022, 2021 and 2020

Almaden Minerals Ltd.

December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2022, 2021and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 24, 2023

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2022	December 31, 2021
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	6,658,076	10,170,376
Gold in trust (Note 8)	974,397	915,995
Accounts receivable and prepaid expenses (Note 4)	259,471	155,638
Total current assets	7,891,944	11,242,009

Non-current assets
Right-of-use assets (Note 5)	432,319	539,110
Property, plant and equipment (Note 6)	6,610,871	14,019,532
Exploration and evaluation assets (Note 7)	63,115,076	61,431,639
Total non current assets	70,158,266	75,990,281
TOTAL ASSETS	78,050,210	87,232,290

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a)(c))	340,509	508,068
Current portion of lease liabilities (Note 5)	88,295	82,677
Total current liabilities	428,804	590,745

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	377,635	465,930
Gold loan payable (Note 8)	3,929,015	3,227,545
Warrant liability (Note 9)	102,787	623,290
Derivative financial liabilities (Note 8)	306,084	391,620
Deferred income tax liability (Note 14)	3,090,208	1,749,023
Total non current liabilities	7,805,729	6,457,408
Total liabilities	8,234,533	7,048,153

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	22,546,373	21,068,273
Deficit	(93,771,350)	(81,924,790)
Total equity	69,815,677	80,184,137
TOTAL EQUITY AND LIABILITIES	78,050,210	87,232,290

Nature of operations (Note 1)

Subsequent event (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 24, 2023.

They are signed on the Company’s behalf by:

/s/ Duane Poliquin	/s/ Elaine Ellingham
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2022	2021	2020
Expenses	$	$	$
Professional fees (Note 11(a))	864,051	772,887	564,145
Salaries and benefits (Note 11(a))	1,923,952	1,876,911	1,337,010
Travel and promotion	107,869	200,995	82,013
Depreciation (Note 6)	14,424	16,638	19,564
Office and license (Note 11(b))	156,686	218,879	140,137
Amortization of right-of-use assets (Note 5)	106,791	121,479	121,432
Occupancy expenses (Note 5)	42,655	40,542	45,248
Interest expense on lease liabilities (Note 5)	47,379	13,330	21,480
Interest, accretion and standby fees on gold loan payable (Note 8)	468,308	394,371	371,250
Listing and filing fees	154,505	187,169	199,327
Insurance	96,068	89,476	75,568
Directors’ fees (Note 11(a))	145,000	102,500	70,000
Share-based payments (Note 10(d) and 11(a))	1,478,100	1,870,800	1,784,500
Total Expenses	5,605,788	5,905,977	4,831,674

Other income (loss)
Administrative services fees (Note 11(b))	1,376,428	1,382,344	1,404,099
Interest income	253,869	490,245	40,196
Finance fees	-	-	(54,577)
Impairment of property, plant and equipment	(7,441,293)	-	-
Unrealized gain (loss) on derivative financial liabilities (Note 8)	110,177	(18,156)	44,049
Unrealized gain (loss) on gold in trust (Note 8)	(6,518)	(35,775)	199,379
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	(257,803)	11,535	81,331
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	64,920	(4,011)	(21,017)
Unrealized gain on warrant liability (Note 9)	520,503	1,747,884	-
Realized gain on sale of gold in trust (Note 8)	-	-	19,413
Gain on debt forgiveness	177,200	-	-
Foreign exchange gain (loss)	302,930	(22,202)	(10,567)
Total other income (loss)	(4,899,587)	3,551,864	1,702,306
Loss before income taxes	(10,505,375)	(2,354,113)	(3,129,368)
Deferred income tax expense (Note 14)	(1,341,185)	(314,141)	-
Net loss for the year	(11,846,560)	(2,668,254)	(3,129,368)

Total comprehensive loss for the year	(11,846,560)	(2,668,254)	(3,129,368)

Basic and diluted net loss per share (Note 12)	(0.09)	(0.02)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2022	2021	2020
	$	$	$
Operating activities
Net loss for the year	(11,846,560)	(2,668,254)	(3,129,368)
Items not affecting cash
Deferred income tax expense	1,341,185	314,141	-
Depreciation	14,424	16,638	19,564
Amortization of right-of-use assets	106,791	121,479	121,432
Impairment of property, plant and equipment	7,441,293	-	-
Interest expenses on lease liability	47,379	13,330	21,480
Interest, accretion and standby fees on gold loan payable	468,308	394,371	371,250
Unrealized (gain) loss on derivative financial liabilities	(110,177)	18,156	(44,049)
Unrealized (gain) loss on gold in trust	6,518	35,775	(199,379)
Realized gain on sale of gold in trust	-	-	(19,413)
Unrealized foreign exchange (gain) loss on gold loan payable	257,803	(11,535)	(81,331)
Unrealized foreign exchange (gain) loss on gold in trust	(64,920)	4,011	21,017
Unrealized gain on warrant liability	(520,503)	(1,747,884)	-
Share-based payments	1,478,100	1,870,800	1,784,500
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(103,833)	19,370	(14,291)
Trade and other payables	(169,206)	19,352	(83,294)
Net cash used in operating activities	(1,653,398)	(1,600,250)	(1,231,882)
Investing activities
Property, plant and equipment – purchase	(47,056)	(10,505)	(6,783)
Exploration and evaluation assets – costs	(1,681,790)	(2,784,645)	(1,750,935)
Net cash used in investing activities	(1,728,846)	(2,795,150)	(1,757,718)
Financing activities
Issuance of shares, net of share issue costs	-	11,610,581	3,850,209
Options exercised	-	564,750	158,090
Share issue costs on cashless exercise of options (Note 9(d))	-	-	(40,157)
Share issue costs (Note 9(b))	-	-	(40,990)
Warrants exercised	-	-	10,000
Net proceeds on gold in trust	-	-	818,360
Repayment of lease liabilities	(130,056)	(144,253)	(143,428)
Net cash from (used in) financing activities	(130,056)	12,031,078	4,612,084

Change in cash and cash equivalents	(3,512,300)	7,635,678	1,622,484
Cash and cash equivalents, beginning of year	10,170,376	2,534,698	912,214
Cash and cash equivalents, end of year	6,658,076	10,170,376	2,534,698

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2020	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150
Share-based payments	-	-	1,784,500	-	1,784,500	-	1,784,500
Private placements, net of share issue costs	8,609,658	3,850,209	-	-	-	-	3,850,209
Shares issued for cash on exercise of stock options	188,000	158,090	-	-	-	-	158,090
Fair value of cash stock options transferred to share capital	-	51,980	(51,980)	-	(51,980)	-	-
Shares issued on cashless exercise of stock options	105,877	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(40,157)	-	-	-	-	(40,157)
Share issue costs	-	(40,990)	-	-	-	-	(40,990)
Fair value of cashless stock options transferred to share capital	-	178,480	(178,480)	-	(178,480)	-	-
Warrants exercised	20,000	10,000	-	-	-	-	10,000
Total comprehensive loss for the year	-	-	-	-	-	(3,129,368)	(3,129,368)
Balance, December 31, 2020	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Warrant liability	-	(2,371,174)	-	-	-	-	(2,371,174)
Finders’ warrants issued pursuant to private placement	-	(130,731)	130,731	-	130,731	-	-
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(2,668,254)	(2,668,254)
Balance, December 31, 2021	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137
Share-based payments	-	-	1,478,100	-	1,478,100	-	1,478,100
Total comprehensive loss for the year	-	-	-	-	-	(11,846,560)	(11,846,560)
Balance, December 31, 2022	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(93,771,350)	69,815,677

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2022.

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
For the years ended December 31, 2022, 2021 and 2020
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

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

○	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

○	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

○	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));

○	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;

○	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;

○	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));

○	The estimated incremental borrowing rate used to calculate the lease liabilities; and

○	The estimated fair value of gold in trust.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
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

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Derivative financial liabilities are classified as FVTPL. Fair value is determined based on the present value of future cash flow, discounted at the market rate of interest.

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
For the years ended December 31, 2022, 2021 and 2020
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
For the years ended December 31, 2022, 2021 and 2020
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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

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
For the years ended December 31, 2022, 2021 and 2020
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
For the years ended December 31, 2022, 2021 and 2020
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
For the years ended December 31, 2022, 2021 and 2020
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

(n)       Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2022. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

IAS 1 –Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. These amendments were further revised by the issuance of Non-current Liabilities with Covenants (Amendments to IAS 1) on October 31, 2022 which further narrowed the scope of the amendments. The amendments are effective for annual periods beginning on January 1, 2024.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m)       Standards issued or amended but not yet effective (Continued)

Application of this amendment is expected to result in a reclassification of warranty liability and derivative financial liabilities from non-current to current liabilities on the statement of financial position.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31, 2022	December 31, 2021
Accounts receivable (Note 11(b))	$198,942	$92,005
Prepaid expenses	60,529	63,633
Total accounts receivable and prepaid expenses	$259,471	$155,638

At December 31, 2022, the Company has recorded value added taxes of $251,775 (2021 - $308,457) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities for the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Opening balance	$548,607	$170,731
Modification by extending the lease term	-	508,799
Less: lease payments	(130,056)	(144,253)
Interest expense	47,379	13,330
	465,930	548,607
Less: current portion of lease liabilities	(88,295)	(82,677)
Long-term portion of lease liabilities	$377,635	$465,930

The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the period ended December 31, 2022 (December 31, 2021 - $22,452) from this operating sublease was $8,508 and is recorded in interest and other income.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The continuity of ROU assets for the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Opening balance	$539,110	$151,790
Modification by extending the lease term	-	508,799
Less: amortization of ROU assets	(106,791)	(121,479)
	$432,319	$539,110

During the year ended December 31, 2022, the Company recognized occupancy expenses of $42,655 (2021 - $40,542; 2020 - $45,248) related to short term leases.

As at December 31, 2022, the remaining payments for the operating lease are due as follows:

	2023	2024	2025	2026	2027	Total
Office lease	$167,374	$170,672	$173,970	$177,268	$44,523	$733,807

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177
Additions	952	4,536	-	-	-	41,568	47,056
Impairment of property, plant and equipment	-	-	-	-	-	(7,441,293)	(7,441,293)
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940

Accumulated depreciation
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645
Depreciation	1,813	7,398	2,932	196	2,085	-	14,424
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069

Carrying amounts
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871

As at December 31, 2022, the Company recorded an impairment of $7,441,293 on mill equipment to its recoverable amount due to the delay in receiving development permit and the lack of available for use in Mexico.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2020	158,219	256,873	198,607	51,760	245,647	13,968,566	14,879,672
Additions	-	10,131	374	-	-	-	10,505
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177

Accumulated depreciation
December 31, 2020	147,662	238,060	185,130	50,534	232,621	-	854,007
Depreciation	3,728	5,983	4,076	245	2,606	-	16,638
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645

Carrying amounts
December 31, 2020	10,557	18,813	13,477	1,226	13,026	13,968,566	14,025,665
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:

Opening balance - (December 31, 2021)	11,211,756	1	11,211,757
Additions	96,965	-	96,965
Deductions	-	(1)	(1)
Closing balance - (December 31, 2022)	11,308,721	-	11,308,721
Deferred exploration costs:
Opening balance - (December 31, 2021)	50,219,882	-	50,219,882
Costs incurred during the year
Professional/technical fees	143,075	-	143,075
Claim maintenance/lease costs	169,651	-	169,651
Geochemical, metallurgy	3,929	-	3,929
Travel and accommodation	155,195	-	155,195
Geology, geophysics and exploration	307,712	-	307,712
Supplies and miscellaneous	310,804	-	310,804
Environmental and permit	640,541	-	640,541
Value-added tax (Note 4)	251,775		251,775
Refund - Value-added tax	(396,209)	-	(396,209)
Total deferred exploration costs during the year	1,586,473	-	1,586,473
Closing balance - (December 31, 2022)	51,806,355	-	51,806,355
Total exploration and evaluation assets	63,115,076	-	63,115,076

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
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
For the years ended December 31, 2022, 2021 and 2020
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

On May 26, 2022, the Company transferred the 40% carried interest in the Logan property located in the Yukon Territory, Canada to Almadex Minerals Ltd. (“Almadex”) for a consideration of $1 equal to its carrying value. No gain or loss was recognized in the Statement of Loss and Comprehensive Loss.

(c)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During 2022, the Company received a VAT recovery of $396,209 (December 2021 - $506,394) and other income of $139,313 (December - $446,184) related to a VAT refund from prior years which is recorded in interest and other income.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

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
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2022 decreased by $110,177 (December 31, 2021 increased by $18,156) based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 1.25 years, risk-free interest rate of 4.00% and expected volatility of 11.57% (December 31, 2021, expected life of 2.25 years, risk-free interest rate of 1.23% and expected volatility of 15.63%).

The continuity of gold loan payable and derivative financial liabilities are as follows:

	December 31, 2022	December 31, 2021
Gold loan payable – opening balance	$3,227,545	$2,842,756
Accrued interest expense	314,024	271,093
Accrued standby fees	9,416	8,743
Accretion expense	144,868	114,535
Foreign exchange difference	233,162	(9,582)
Gold loan payable	$3,929,015	$3,227,545

Derivative financial liabilities – opening balance	$391,620	$375,417
Change in fair value through profit & loss	(110,177)	18,156
Foreign exchange difference	24,641	(1,953)
Derivative financial liabilities	$306,084	$391,620

As at December 31, 2022, Almaden has 397 ounces (397 ounces at December 31, 2021) of gold bullion on its account at a fair value of $974,397 ($915,995 at December 31, 2021).

On January 22, 2020, the Company received $818,360 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $19,413.

The continuity of gold in trust are as follows:

	December 31, 2022		December 31, 2021
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	915,995	397	955,781
Sale of gold in trust	-	-	-	-
Gain on sale	-	-	-	-
Change in fair value through profit & loss	-	(6,518)	-	(35,775)
Foreign exchange difference	-	64,920	-	(4,011)
	397	974,397	397	915,995

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants on issuance was $2,371,174, valued using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected life of warrants	3.00 years
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $520,503 (December 31, 2021 - $1,747,884) and is recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2022	December 31, 2021
Risk-free interest rate	3.99%	0.95%
Expected life of warrants	1.21 years	2.21 years
Expected annualized volatility	69.83%	78.39%
Dividend	Nil	Nil
Forfeiture rate	0%	0%

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placements and other issues of common shares in 2022, 2021 and 2020

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

Share issue costs of $40,990 was recorded for fees paid related to the Short Form Base Shelf Prospectus filed on February 25, 2021.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(b)	Details of private placements and other issues of common shares in 2022, 2021 and 2020 (Continued)

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

(c)	Warrants

The continuity of warrants for the years ended December 31, 2022, 2021 and 2020 are as follows:

		Exercise	December 31,				December 31,
Expiry date		price	2021	Issued	Exercised	Expired	2022
June 7, 2022		$1.35	4,720,000	-	-	(4,720,000)	-
March 27, 2023		$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023		$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$	0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$	0.80	435,769	-	-	-	435,769
May 14, 2024		$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable			22,168,504	-	-	(4,720,000)	17,448,504
Weighted average exercise price			$0.95	-	-	$1.35	$0.88

The weighted average remaining life of warrants outstanding at December 31, 2022 was 0.80 years (2021 – 1.51 years).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Warrants (Continued)

		Exercise	December 31,				December 31,
Expiry date		price	2020	Issued	Exercised	Expired	2021
June 7, 2022		$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023		$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023		$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$	0.80	-	7,923,077	-	-	7,923,077
March 18, 2024	USD$	0.80	-	435,769			435,769
May 14, 2024		$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable			13,809,658	8,358,846	-	-	22,168,504
Weighted average exercise price			$0.92	$1.00	-	-	$0.95

The weighted average remaining life of warrants outstanding at December 31, 2021 was 1.51 years (2020 – 2.08 years).

	Exercise	December 31,				December 31,
Expiry date	price	2019	Issued	Exercised	Expired	2020
June 1, 2020	$2.45	4,928,900	-	-	(4,928,900)	-
June 7, 2020	$1.35	192,450	-	-	(192,450)	-
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	-	5,509,658	(20,000)	-	5,489,658
August 6, 2023	$0.90	-	3,100,000	-	-	3,100,000
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		10,341,350	8,609,658	(20,000)	(5,121,350)	13,809,658
Weighted average exercise price		$1.88	$0.64	$0.50	$2.41	$0.92

The weighted average remaining life of warrants outstanding at December 31, 2020 was 2.08 years (2019 – 1.53 years).

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2022, 2021 and 2020 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
435,769	March 18, 2021	$0.30	0.53%	3	72.42%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2022, the Company had reserved 1,192,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2022, 2021 and 2020 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2022, 2021 and 2020 are as follows:

Expiry date	Exercise price	December 31, 2021	Granted	Exercised	Expired	December 31, 2022
March 4, 2022	$0.47	1,125,000	-	-	(1,125,000)	-
April 30, 2022	$0.41	100,000	-	-	(100,000)	-
April 30, 2022	$0.58	220,000	-	-	(220,000)	-
May 31, 2022	$0.62	600,000	-	-	(600,000)	-
June 9, 2022	$0.64	1,980,000	-	-	(1,980,000)	-
October 3, 2022	$1.13	860,000	-	-	(860,000)	-
December 15, 2022	$0.89	900,000	-	-	(900,000)	-
February 9, 2023	$0.97	350,000	-	-	-	350,000
March 3, 2023	$0.96	250,000	-	-	-	250,000
March 31, 2023	$0.68	1,975,000	-	-	-	1,975,000
May 8, 2023	$0.69	100,000	-	-	-	100,000
May 28, 2023	$0.65	100,000	-	-	-	100,000
July 8, 2023	$0.62	2,470,000	-	-	(50,000)	2,420,000
September 18, 2023	$0.51	960,000	-	-	-	960,000
March 7, 2027	$0.38	-	1,125,000	-	-	1,125,000
June 10, 2027	$0.33	-	3,640,000	-	-	3,640,000
October 4, 2027	$0.30	-	755,000	-	-	755,000
December 16, 2027	$0.33	-	855,000	-	-	855,000
Options outstanding and exercisable		11,990,000	6,375,000	-	(5,835,000)	12,530,000
Weighted average exercise price		$0.68	$0.34	-	$0.71	$0.49

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2022 was 2.53 years (2021 – 0.98 years).

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
For the years ended December 31, 2022, 2021 and 2020
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
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The fair value of options granted during the years ended December 31, 2022, 2021 and 2020, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
855,000	December 16, 2022	$0.19	3.07%	5	66.04%	$Nil
755,000	October 4, 2022	$0.22	3.42%	5	82.02%	$Nil
3,640,000	June 10, 2022	$0.22	3.38%	5	82.61%	$Nil
1,125,000	March 7, 2022	$0.31	1.65%	5	85.37%	$Nil
960,000	September 17, 2021	$0.23	0.45%	2	82.96%	$Nil
2,470,000	July 8, 2021	$0.25	0.45%	2	84.98%	$Nil
100,000	May 28, 2021	$0.30	0.32%	2	86.03%	$Nil
100,000	May 7, 2021	$0.30	0.33%	2	86.33%	$Nil
1,975,000	March 31, 2021	$0.31	0.22%	2	85.85%	$Nil
325,000	March 2, 2021	$0.43	0.26%	2	85.48%	$Nil
450,000	February 9, 2021	$0.49	0.19%	2	84.04%	$Nil
972,000	December 15, 2020	$0.35	0.25%	2	76.39%	$Nil
1,346,000	October 1, 2020	$0.35	0.24%	2	65.81%	$Nil
2,180,000	June 9, 2020	$0.25	0.28%	2	62.07%	$Nil
700,000	May 1, 2020	$0.20	0.30%	2	61.30%	$Nil
220,000	April 29, 2020	$0.22	0.32%	2	61.31%	$Nil
115,000	April 13, 2020	$0.12	0.33%	2	60.60%	$Nil
1,130,000	March 4, 2020	$0.20	0.92%	2	55.66%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2022 was $1,478,100 (2021 - $1,870,800; 2020 - $1,784,500).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	December 31, 2022		December 31, 2021	December 31, 2020

Professional fees	$60,000		$60,000	$65,000
Salaries and benefits (1)	484,435	(2)	450,522	101,200
Share-based payments	1,212,300		1,551,850	1,471,300
Directors’ fees	145,000		102,500	70,000
Total	$1,901,735		$2,164,872	$1,707,500

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(a)	Compensation of key management personnel (Continued)

(1)	As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. The new amount owed of $78,800 was paid on December 15, 2022.

(2)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2022, the Company received $185,068 (2021 - $ 412,812; 2020 - $935,872) from Azucar for administrative services fees included in other income and received $1,191,360 (2021 - $969,532; 2020 - $468,227) from Almadex for administrative services fees included in other income.

At December 31, 2022, included in accounts receivable is $64,006 (2021 - $15,063) due from Azucar and $117,044 (2021 - $69,298) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)	Other related party transactions

At December 31, 2022, the Company accrued $80,727 (2021 - $72,130) payable to Almadex for exploration and drilling services in Mexico.

During the year ended December 31, 2022, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2021 - $41,300; 2020 - $41,300) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2022 was based on the loss attributable to common shareholders of $11,846,560 (2021 - $2,668,254; 2020 - $3,129,368) and a weighted average number of common shares outstanding of 137,221,408 (2021 – 133,842,894; 2020 - 117,264,220).

The calculation of diluted net loss per share for the year ended December 31, 2022, 2021 and 2020 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2022	December 31, 2021	December 31, 2020

Exploration and evaluation assets expenditures included in trade and other payables	$90,850	$89,203	$48,038
Right -of- use assets	-	(508,799)	-
Warrant liability	-	2,371,174	-
Fair value of finders’ warrants	-	130,731	-
Lease liabilities	-	508,799	-
Fair value of cash stock options transferred to share capital on exercise of options	-	177,250	51,980
Fair value of cashless stock options transferred to share capital on exercise of options	-	-	178,480

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2022	December 31, 2021

Cash	$1,542,956	$2,133,076
Term Deposits	5,115,120	8,037,300
Total cash and cash equivalents	$6,658,076	$10,170,376

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2022	December 31, 2021	December 31, 2020
Loss before income taxes	$(10,505,375)	$(2,354,113)	$(3,129,368)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(2,836,451)	(635,611)	(844,929)
Effect of different tax rates in foreign jurisdictions	(83,891)	5,281	27,574
Non-deductible share-based payments	399,087	505,116	481,815
Other permanent items	1,838,169	(620,413)	1,937
Change in deferred tax assets not recognized	2,471,723	733,447	300,505
Share issuance costs	-	(331,660)	(80,711)
True-ups and other	(447,452)	657,981	113,809
Deferred income tax (recovery) expense	$1,341,185	$314,141	$-

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2022	December 31, 2021

Deferred tax assets
Non-capital losses	$2,477,570	$3,818,755

Deferred tax liabilities
Exploration and evaluation assets	(5,567,778)	(5,567,778)

Net deferred tax liabilities	$(3,090,208)	$(1,749,023)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2022	December 31, 2021

Non-capital loss carry forwards	$25,487,951	$23,308,252
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,188,922	8,188,922
Share issue costs	858,548	1,293,588
Property, plant and equipment	7,782,024	372,155
Donations	32,960	32,960
Investment tax credit	223,873	223,873
	$67,113,271	$57,958,743

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

14.	Income Taxes (Continued)

At December 31, 2022, the Company had operating loss carry forwards available for tax purposes in Canada of $25,487,951 (2021 - $23,308,252) which expire between 2032 and 2042.

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

As at December 31, 2022, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$3,657,387	$415,481
Accounts receivable and prepaid expenses	10,732	1,471
Gold in trust	974,397	-
Total assets	$4,642,516	$416,952

Trade and other payables	$31,433	$96,850
Gold loan payable	3,929,015	-
Derivative financial liabilities	306,084	-
Total liabilities	$4,266,532	$96,850

Net assets	$375,984	$320,102

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $38,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a) Currency risk (Continued)

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $32,000.

(b) Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2022, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

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

A 1% change in the interest rate would change the Company’s net loss by $67,000.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(e) Commodity and equity price risk (Continued)

A 1% change in the commodity price would change the Company’s net loss by $10,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	306,084	-	306,084
Warrant liability	-	102,787	-	102,787

16.	Management of capital

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2022, 2021 and 2020
Expressed in Canadian dollars

16.	Management of capital (Continued)

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2022	December 31, 2021
Canada	$472,435	$587,684
United States	6,568,840	13,968,566
Mexico	63,116,991	61,434,031
	$70,158,266	$75,990,281

18.	Subsequent event

On February 13, 2023, the Company granted officers and a director an aggregate of 600,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.30 per share until February 14, 2028.

