Form 20-F/A
period 2022-12-31
ALMADEN MINERALS LTD
filed 2023-09-28
CIK 1015647

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

Explanatory Note

Almaden Minerals Inc. (“we”, “our”, “us”, the “Company” and “Almaden”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2023, in response to comments received from the SEC. We are filing this Amendment to revise Item 4. Information on the Company and Exhibit 14.2 S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project as previously filed on April 28, 2022.

This Amended Annual Report as of the filing date of the Form 20-F (the “Filing Date”) does not reflect events that may have occurred subsequent to the Filing Date and does not modify or update our disclosures in the Original Filing.

Item 4. Information on the Company

D.        Property, Plants and Equipment

Company’s Principal Property

The Tuligtic Project, which hosts the Company’s Ixtaca discovery, is the only project material to the Company. The Tuligtic Project property (the “Tuligtic Property” or the “Property”) is located in Puebla State, Mexico at 618,800m east and 2,176,100m north (UTM NAD83 Zone 14 coordinates).

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

As at December 31, 2022, the net book value of the Ixtaca Project was $63,115,076 (December 31, 2021 - $61,431,639).

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

Table showing the Measured, Indicated and Inferred Mineral Resource Statement (exclusive of Reserves) with the Base Case 0.3 g/t AuEq Cut-Off highlighted. AuEq calculation is based on average prices of $1250/oz gold and $18/oz silver.

Ixtaca Zone Measured, Indicated and Inferred Mineral Resource Statement (exclusive of Reserves)

	AuEq	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x1000
	Cut-off (g/t)	('000000)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Measured	0.3	11.7	0.39	16.7	0.63	148	6,317	239
Indicated	0.3	40.4	0.32	16.8	0.56	412	21,870	726
Measured + Indicated	0.3	52.2	0.34	16.8	0.58	560	28,187	965
Inferred	0.3	40.4	0.32	16.8	0.56	412	21,870	726

1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018.
2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. AuEq calculation based on average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t
3.	Mineral Resources are reported exclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the definitions outlined in the SEC Disclosure by Registrants Engaged in Mining Operations.
5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

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

PART III

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

2.	Instruments defining the rights of holders of equity or debt securities being registered
- Refer to Exhibit No. 1.

3.	Voting trust agreements. The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on March 31, 2014.

4.1	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.

4.2	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.

4.3	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.

4.4	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.

4.5	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.

4.6	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.

4.7	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.

4.8	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.

4.9	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018 and filed with the Commission on March 15, 2019.

4.10	Gold Loan Agreement between the Company and Almadex Minerals Ltd. dated effective May 14th, 2019 and filed with the commission on March 27, 2020.

4.11	Short Form Base Shelf Prospectus and filed with the commission on February 25, 2021

4.12	Form of Placement Agency Agreement dated March 16, 2021 - Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021

4.13	Form of Securities Purchase Agreement - Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021

4.14**	Salary Deferral and Amendment Agreement and filed with the Commission on April 27, 2023

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.**	List of subsidiaries and filed with the Commission on April 27, 2023

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter

11.1	Nominating and Corporate Governance Committee-Duties and Responsibility

11.2	Compensation Committee-Responsibilities and Duties

11.3	Code of Business Ethics

11.4	Code of Business Conduct and Ethics for Directors

11.5	Communications Policy

11.6	Securities Trading Policy

11.7	Whistleblower Policy

11.8	Privacy Policy
- Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.

11.9	Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting and as reconfirmed at the 2020 Annual General Meeting.

- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.

11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.

11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.

12.1 *	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 *	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 *	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 *	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1 *	Consent of Jesse Aarsen

14.2 *	Amended S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project

101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Documents
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within Inline XBRL document)

*	Filed herewith.

**	Previously filed with the Commission on April 27, 2023.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to the Annual Report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: September 27, 2023	By /s/Morgan Poliquin
Morgan Poliquin, CEO