Form 20-F
period 2023-12-31
ALMADEN MINERALS LTD
filed 2024-04-26
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Korm Trieu, ktrieu@almadenminerals.com, 1333 Johnston Street, #210, Vancouver, BC V6H 3R9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading symbol	Name of each exchange on which registered

Common shares without Par Value	AAUAF	OTCQB Markets

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

Such forward-looking statements include, but are not limited to, statements regarding the permitting review process for the Ixtaca Gold-Silver Project (“Ixtaca” or the “Ixtaca Project”) and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the impact of legal actions in Mexico including the impact of the TFJA proceedings and SCJN decision, the timing, outcome, impact, and procedures relating to consultations under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) and the possible initiation of legal proceedings under the CPTPP; the timing, procedures and impact for any consultation and related activities by Economia with indigenous communities and the timing and procedures for Economia to issue mineral titles to Almaden, the impact and timing of any decisions relating to the Decree; Almaden’s belief that Mexico’s Ministry of Economy submission to the District Court is inconsistent with the Mexican Mining Law, the SCJN decision, and international law; the Company’s plans to re-submit a revised environmental permit application (“MIA”) to the Secretaría de Medio Ambiente y Recurso Naturales’ (“SEMARNAT”); the potential timing of a MIA resubmission; the Company’s belief that Ixtaca could, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond; the Company’s expectation that the Ixtaca Project would create approximately 600 direct jobs during the peak of construction and 420 jobs during operations; the impact of the Ixtaca Project’s proposed dry-stack tailing facilities; the Company’s belief that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for the year ended December 31, 2024 (“Fiscal 2024”); the Company’s expectation to advance further elements of the community social investment plan as mining and construction advance; and the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; our assumption that our applications preserve our mineral rights and that mineral title will eventually be issued to Almaden; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain mineral rights and ownership to properties and the surface rights necessary for operations; community support for the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company’s expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company’s ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Some of the important risks, uncertainties and other factors that could affect forward-looking statements include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

Title to mineral properties

Almaden does not currently hold title to the mining concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. The Mineral Rights may be materially adversely affected by the Amparo, the decision of the SCJN and the Economia Submission as discussed in Item 8 under the heading “Legal Proceedings”, and below under the title “Legal Dispute with Mexico Regarding Mineral Concessions Over Ixtaca Project”. There are significant risks that the impact of the decision of the SCJN and the Economia Submission may not be known for an extended period of time, and that the Company may lose all of its interest in some or all of its mineral claims and/or Mineral Rights. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Furthermore, the Mineral Rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

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

Legal Dispute with Mexico Regarding Mineral Concessions Over Ixtaca Project

On July 4, 2022, the Company reported that Economia was officially notified of the final decision of the Supreme Court of Justice of Mexico (“SCJN”) relating to the Mineral Title Lawsuit, and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project are “ineffective”, or void. The Company understood this to mean that the mineral title had reverted to application status, and that these applications preserved the mineral rights for Almaden but did not allow the Company to engage in exploration (the “Mineral Rights”), until such time as Economia completed the steps required in the court-ordered indigenous consultation in the area covered by the mineral title applications.

On February 22, 2023, the Company announced that Economia had made a submission to the second district court in Puebla State (the “District Court”), seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”) and which underpin the Ixtaca deposit. The Submission claimed that the mineral title applications contained technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of the SCJN.

Later, on April 13, 2023, the Company announced that the District Court ruled that the Submission formally complied with the SCJN decision. The Company and some local community members filed separate appeals of the District Court decision with the Federal Appeals Court (“TCC”), and on October 16, 2023 the Company reported that the TCC dismissed all of the appeals filed by the Parties, and ruled the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications. The TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

If the Company’s legal proceedings are unsuccessful, it could result in the loss of the property which would have a negative effect on the Company’s operations and business plan.

Further information regarding this legal dispute is provided in Item 8 below under the heading “Legal Proceedings”.

Risk related to potential proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023 the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico, and on March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP. The Company notes its desire for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved within the six months time frame for consultations, the Company expects it will have no alternative but to commence legal proceedings before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. In the event the Company commences legal proceedings and they are decided adversely to us, these legal proceedings, or others that could be brought against the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that if proceedings commence they will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings would require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure the necessary funding to advance any legal proceedings.

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $63,620,232 for the year ended December 31, 2023 (“Fiscal 2023”), $11,846,560 for the year ended December 31, 2022 (“Fiscal 2022”), and $2,668,254 for the year ended December 31, 2021 (“Fiscal 2021”).

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration and development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2023, 2022 and 2021, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and Almadex Minerals Ltd. (“Almadex”).

At December 31, 2023, the Company had working capital of $4,830,735 including cash and cash equivalents of $4,245,983. Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

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

As noted in Item 8. Financial Information, sub-heading “Legal Proceedings”, the SCJN has recently determined, that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant Indigenous communities. Amongst other things, the decision orders Economia to declare Almaden’s mineral titles ineffective, or void (‘insubsistentes’) and to issue them again only following Economia’s review of the file and compliance with its obligation to carry out the necessary procedures to consult with Indigenous communities. Until the court-ordered consultation has been completed, for which there is significant uncertainty about time and outcome, the Company cannot proceed to construction and operation of the Ixtaca Project and is not able to engage in exploration. As reported above, Economia is seeking to deny the feasibility of the Ixtaca mineral title applications, which the Company is appealing in Mexican courts. If the Economia Submission stands, then indigenous consultation would be pre-empted and the Company will not have any Mineral Rights over the Ixtaca project. On the other hand, if the Company’s appeal is successful, Economia is likely to be required to proceed to indigenous consultation prior to any formal grant of mineral title at Ixtaca.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. The SCJN decision has halted and at best is expected to result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of April 26, 2024, there were share purchase options outstanding allowing the holders of these options to purchase 12,465,000 shares of the Company’s common shares and warrants allowing the holders of these warrants to purchase 500,000 shares of the Company’s common shares. Directors and officers of the Company in the aggregate hold 10,450,000 of these share purchase options. An additional 2,015,000 share purchase options are held by employees and consultants of the Company. Given the fact that as of April 26, 2024 there were 137,221,408 shares of common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in dilution to the existing shareholders and could depress the price of the Company’s shares. The exercise of all outstanding share purchase options and warrants would cause the number of issued and outstanding common shares to rise 9%.

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar and Almadex. Almadex acts as a lender to the Company pursuant to a gold loan agreement dated as of May 14, 2019 (the “Gold Loan Agreement”). See the section entitled “Material Contracts”. Elaine Ellingham also serves as a director of Alamos Gold Inc., and Omai Gold Mines Corp. Kevin O’Kane also serves on the Board of IAMGOLD Corporation (“IAMGOLD”) and NorthIsle Copper and Gold Inc. Ria Fitzgerald also serves as a director of Victoria Gold Corp. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

Foreign Incorporation and Civil Liabilities

The Company was created under amalgamation under the laws of the Province of British Columbia, Canada. With the exception of Alfredo Phillips, who is a resident of Mexico, all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets and its subsidiaries are located outside the U.S. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

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

The Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the NYSE American (formerly the NYSE MKT), under the symbol “AAU” on December 19, 2005. The Company delisted from the NYSE American effective April 4, 2024 and concurrently began trading on the OTCQB Marketplace, under the symbol “AAUAF”. Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986. The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on the TSX on May 21, 1990.

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

Corporate Reorganization

The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public company called Azucar (formerly Almadex Minerals Limited), which trades on the TSX Venture Exchange (the “TSXV”) under the symbol “AMZ” and the OTCQB marketplace under the symbol “AXDDF”, pursuant to which Azucar acquired the following key assets:

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

Azucar compensates the Company 5% (2022 – 13%) of the Company’s actual monthly cost of rent for any shared facilities, and 5% (2022 – 13%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

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

Almadex compensates the Company 66% (2022 – 49%) of the Company’s actual monthly cost of rent for any shared facilities, and 66% (2022 – 49%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

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

In Mexico, mining law is a federal matter and according to current legislation, derived from the legal reform published in the Official Gazette of the Federation on May 08, 2023, there are a series of obligations imposed by mining concessions, which are described in general terms as follows:

a.	To present, prior to the granting of the concession title, a financial vehicle to guarantee the prevention measures.
b.	To have the authorization of the Mine Restoration, Closure and Post-Closure Program, as provided in the General Law of Ecological Balance and Environmental Protection.

c.	Implement water reuse measures within the mining lot.
d.	Incorporate a social impact study and indigenous consultation.
e.	File assessment work reports.
f.	To give notice of the beginning of its operations and to report various reports on permits, authorizations, and rulings on labor matters such as health and safety.
g.	Pay mining rights.

With respect to mining rights payments, according to the Federal Law of Duties in Force, if a concession holder has not conducted exploration or exploitation activities during a two-year period, the concession holder would have to pay an additional 50% of the taxes payable per hectare if within the last 11 years, and an additional 100% of the taxes payable if after year 12. Land taxes per hectare also have to be paid by January 31 and July 31 each year. Both amounts are subject to inflation accounting and the inflation adjustment number for each fiscal period is published in the Official Gazette of the Federation.

Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control. This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120) or an Preventive Report (Informe Preventivo); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.

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

Company’s Principal Property

The Tuligtic Project, which hosts the Ixtaca discovery, is the only project material to the Company. The Tuligtic Project property (the “Tuligtic Property” or the “Property”) is located in Puebla State, Mexico at 618,800m east and 2,176,100m north (UTM NAD83 Zone 14 coordinates).

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

Almaden does not currently hold title to the mineral concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. The Tuligtic Property was identified by Almaden in 2001, following the recognition of surficial clay deposits that were interpreted to represent high-level epithermal alteration. The Cerro Grande concession was granted to the Company in 2003, and the Cerro Grande 2 concession was granted to the Company in 2009. The Property originally consisted of approximately 14,000 hectares (the “Original Concessions”), as shown below:

Claim Name	Claim Number	Area (hectares)	Valid Until Date
Cerro Grande	219469	11,202	March 5, 2053
Cerro Grande 2	233434	3,028	February 23, 2059
Total		14,230

Legal Dispute

On April 7, 2015, the Ejido Tecoltemi, a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) overlapped with the southeastern portion of the Company’s original mineral concessions, filed an Amparo in a lower court in Puebla State, claiming that Mexico’s mineral title system is unconstitutional because Indigenous consultation is not required before the granting of mineral title (the “Amparo” or “Mineral Title Lawsuit”). The Amparo was against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), and used the Company’s two Original Concessions covering the Ixtaca Project as the subject matter of the Amparo. Almaden, through its Mexican subsidiary Minera Gorrión, was therefore considered an interested party in the Amparo. The Original Concessions covered Almaden’s Ixtaca Project and the Ejido Lands. The Ejido Lands overlapped approximately 330 ha of the far southeastern corner of the Original Concessions.

Shortly after the Amparo was filed in April 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

Mineral tenure over the Ejido Lands is not material to the Ixtaca Project. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Company’s concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation could be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior (Collegiate) Court accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo.

On April 14, 2021, the Company announced that the Collegiate Court issued its decision on the Amparo, stating that it does not have the necessary authority to rule on the appeals. The case passed directly to the Supreme Court of Justice of Mexico (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective, or void, and to revert them to application status in order to facilitate indigenous consultation.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The lower court in Puebla State was responsible for ensuring that the SCJN decision was properly implemented.

On July 4, 2022, the Company announced that Economia was officially notified of the SCJN decision and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”, or void. Almaden understood this to mean that the mineral title reverted to application status and that these applications remained effective and preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completed its court-ordered indigenous consultation.

On February 22, 2023, the Company announced that Economia made a submission to the lower court in Puebla State seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contained technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the 2022 decision of the SCJN. Such consultation would have been welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the lower court in Puebla State ruled that the Submission formally complied with the SCJN decision. However, the court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications.

However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

On December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were ineffective, or void;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration. On December 29, 2023, Mexico acknowledged receipt of the Request for Consultations and stated that it would propose dates for a consultation meeting in the near future, but never reverted with proposed dates, leaving the dispute unresolved.

Accordingly, on March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries.

Amongst other things, the Notice sets out the factual background of the dispute as well as the legal basis of the resulting Claim, the provisions of the CPTPP that Mexico has breached, and the relief sought. The damages relating to the Almaden and Almadex Claim will be for no less than US$200 million, in the aggregate.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days.

In good faith and in the spirit of cooperation, Almaden invited Mexico once again to engage in discussions and negotiations with a view to achieving an amicable resolution of the dispute. The Company confirms that it is taking all necessary actions to preserve its rights and protect its investments in Mexico. The Company’s desire is for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved during consultations, the Company expects it will have no alternative but to pursue its claims before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. The Company retained international arbitration counsel at Boies Schiller Flexner LLP to advise and will consider any other actions necessary to ensure its rights are preserved.

Historic Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido Tecoltemi that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

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

In June 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the court order leading to the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido Tecoltemi’s complaint was founded, and sent the ruling to the court hearing the Amparo.

On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions were left without effect, and the Original Concessions were in full force and effect (the “December 2018 Communication”).

On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions were valid and that the New Concessions were cancelled.

On June 10, 2019, Almaden’s subsidiary appealed the December 2018 Communication, and subsequent cancellation of the New Concessions. On September 26, 2019, the lower court refused to hear the appeal, but on October 14, 2019, a higher court agreed to hear the appeal.

On December 1, 2020, the higher court denied the Company’s October 14, 2019 appeal, which objected to the reinstatement by the Mexican mining authorities of the Company’s Original Concessions. This court decision upheld the action of Mexican mining authorities that reinstated the Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and which left the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (such as the administrative challenge referred to below).

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records reflected the position that the Original Concessions (the subject matter of the Amparo) were active and owned by Almaden (through its Mexican subsidiary) and the New Concessions were left without effect. The Mexican mining authorities also indicated in the December 2019 Certificates that their position was subject to the final resolution of the Amparo.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden believes that the December 2018 Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel advised that the December 2018 Communication should have had no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December 2018 Communication was dated December 21, 2018, the Company first became aware of it in May 2019 through a review of court documents.

On November 15, 2022, after Economia had reverted the Original Concessions to the application status pursuant to the SCJN Amparo ruling, the Company submitted amended title applications which substantially reduced the area being requested. To date the General Directorate of Mines has not responded to these amended mineral title applications.

In summary, the Company believes that any rights it holds relating to the Ixtaca project are now based on mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the TFJA and is seeking consultations with the Mexican government under the CPTPP.

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

As at December 31, 2023, the net book value of the Ixtaca Project was $1 (December 31, 2022 - $63,115,076).

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

In October 2021, the Company announced its decision to conduct a Human Rights Impact Assessment (“HRIA”) at the Ixtaca Project. The HRIA is being led by an independent technical expert consulting group named Centro de Investigaciones Interculturales Juridicas y Ambientales (“CIIJA”).

The HRIA was commenced in 2021 (see press release of October 19, 2021) and aimed to predict, identify, characterize, and assess the potential positive and negative impacts that the Ixtaca project could have during its lifespan on the human rights of both indigenous and non-indigenous communities located within its areas of influence and on other identified project stakeholders. In the event potential impacts were identified, the HRIA proposed strategies to amplify the positive and mitigate or compensate for the negative. The HRIA was not confined to the area of the mineral title applications and defined three areas of influence of the project: core, direct, and indirect.

The Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders. The Company expected that the HRIA would be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

This important exercise involved extensive field work under the oversight of an independent Advisory Committee comprised of local community representatives and the following subject-matter experts:

Dr. S. James Anaya – Chair of Advisory Committee. Dr. Anaya is the former dean of the University of Colorado Law School. He is a graduate of the University of New Mexico (B.A., 1980) and Harvard Law School (J.D., 1983). He has taught and written extensively on international human rights and issues concerning indigenous peoples and has lectured in many countries throughout the world. Dr. Anaya served as the United Nations Special Rapporteur on the Rights of Indigenous Peoples from May 2008 to June 2014, where he participated in the drafting of the United Nations Declaration on the Rights of Indigenous Peoples.

Ms. Katya Puga – Ms. Puga holds a Bachelor's degree in Political Science from the Instituto Tecnológico y de Estudios Superiores of Monterrey (2006), and pursued an MPhil in Social Studies at the Universidad Nacional Autónoma of Mexico. She has served as the Under-Secretary for Planning and Environmental Policy at Mexico’s Ministry of the Environment (“SEMARNAT”) and Director of Social Impact and Surface Occupation at the Ministry of Energy. She has also gained significant experience at departments within the United Nations, most notably as Liaison with the UN program for development where she led projects around democratic dialogues and indigenous peoples rights.

Dr. María del Carmen Carmona - Dr. Carmona studied law at the Escuela Libre de Derecho in Mexico and later specialized in Natural Resources Law at the Universidad Iberoamericana, prior to receiving a Doctorate in Political Science from the Universidad Nacional Autónoma of Mexico in 1996. She is a full-time researcher at the prestigious Legal Research Institute at UNAM, as well as a Level II member of the National Research System. Her research focuses on Environmental Law, Natural Resource Law, Human Rights that are related to the right to a healthy environment, Water Law, regulatory status of underground water, Coastal Law, Indigenous Law and Energy Justice. She has served as Under Attorney General at SEMARNAT.

Dr. Sergio Puig - Dr. Puig studied law at the Instituto Technologico Autonomo de Mexico (LL.B., 2002) and received a doctoral degree (JSD) in International Economic Law from Stanford Law School in 2009. He is currently the Evo DeConcini Professor of Law and Director of the International Trade and Business Law Program at the University of Arizona, as well as the Co-Editor in Chief of the Journal of International Economic Law. Before joining the University of Arizona, Professor Puig was the teaching fellow of the Program in International Legal Studies (SPILS) at Stanford and served as a lecturer in law at Duke and Stanford Universities. Before entering academia, he practiced law in Mexico and the USA, and worked at the World Bank and International Centre for Settlement of Investment Disputes (ICSID).

The Advisory Committee was charged with ensuring the HRIA was conducted in an independent manner with a robust methodology, and also provided comments and proposed mitigation measures for the identified impacts.

In their final comments regarding the HRIA, the committee stated that the HRIA was:

“developed in accordance with sound procedures, based on international standards and good practices, as well as with professionalism, seriousness, and good faith.”

The committee also emphasized the Company’s need to continue to exercise due diligence to ensure that the human rights of individuals and communities that might be affected by the Ixtaca project are protected.

The HRIA itself involved hundreds of interactions with individuals and groups throughout the areas of influence of the Ixtaca project. It identified four core communities that would receive the majority of both positive and negative impacts of the project – Santa Maria Zotoltepec (pop. 478), Zacatepec (pop. 285), Ixtacamaxtitlan (pop. 515), and Loma Larga (pop. 83). The HRIA concludes that:

“the impacts identified, given the early stage of the Project, can be avoided or mitigated through actions that translate into plans and programs, which in turn will be aligned with the company's Human Rights Policy, which is very positive since it has the necessary time to design and implement them, and thus avoid their occurrence or reduce the magnitude of the impact so that compensation for violating human rights is not required.”

“In accordance with the above we can mention that the state of compliance and enjoyment of human rights in the region of influence is reasonably high, taking into account that in reality the formal or official data regarding compliance and enjoyment of human rights in the region are extremely limited due to the absence of specific sources and therefore generating or obtaining reliable data in this regard has been complicated because the available data are usually general and present situations rather limited to the interaction with authorities; However, no specific data was obtained from the surveys, workshops and interviews that demonstrate facts or acts directly attributable to the company developing the Project that violate the human rights of individuals and communities surrounding the Project, and even when impacts on the enjoyment of the aforementioned rights are foreseen or can be foreseen, it should be noted that as long as the mining company that will develop the Project both in its construction phase and in its operation phase is in compliance with applicable laws and regulations as well as in accordance with the standards and practices commonly accepted in the mining industry, the violation or non-compliance with human rights is a minor possibility that can be addressed and resolved in most cases in accordance with the internal plans and policies of the Project as mentioned in this document.”

Almaden takes seriously the conduct of human rights due diligence and the planning, development, and implementation of policies and procedures as and if the Ixtaca project advances. This includes the understanding that ongoing dialogue may lead to changes in mine design, as it has in the past during feasibility stage mine design (e.g. see press release, March 21st, 2018).

On February 21, 2023, the Company announced that it signed a cooperation agreement with the Ejido Santa María Zotoltepec, the Ejido located closest to the Ixtaca Project. The agreement is similar to the one signed in 2022 with the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C., but it is signed with the entire Ejido after a majority vote in favour under strict agrarian rules and signed through an Act of Assembly.

The agreement is initially focused on contributions to support an agro-technological package aimed at sustainable plant nutrition and soil enrichment. Longer term, the agreement commits the parties to work collaboratively under the Project’s Social Management Plan in pursuit of multiple United Nations Sustainable Development Goals. The agreement broadens the architecture needed to formulate and deliver Ixtaca’s Social Management Plan which was to evolve from the HRIA and be mindful of the United Nations’ Sustainable Development Goals.

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

The Company has prepared a revised MIA permit application and related documents which incorporate additional data presently available to the Company as well as data gathered in further field studies. The Company expects that the HRIA would also be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified person responsible for the TRS is Jesse Aarsen, P.Eng., of Moose Mountain Technical Services. A copy of the TRS, and Mr. Aarsen’s consent, are included as exhibits to this Annual Report.

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

Current Work

The Company has prepared a revised MIA permit application and related documents which incorporate additional data presently available to the Company as well as data gathered in further field studies. The Company expects that the HRIA that it completed in 2023 would also be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

Upcoming / Outlook

Almaden has access to sufficient funding to conduct its anticipated operations for the next fiscal year. The Company would likely proceed to submit its MIA application and related documents, including the HRIA, barring legislative changes in Mexico and subject to the receipt of the mineral titles at the property.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2023, 2022, and 2021 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

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

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 5% (2022 – 13%) and 66% (2022 – 49%), respectively, of the Company’s actual monthly overhead costs including any shared personnel fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex, respectively. The Administrative Services Agreements had an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2023 compared to Fiscal 2022

For Fiscal 2023, the Company recorded a comprehensive loss of $63,620,232, or $0.46 per common share, compared to a comprehensive loss of $11,846,560, or $0.09 per common share, for Fiscal 2022. The decrease in loss and comprehensive loss of $51,773,672 was primarily a result of a $468,714 decrease in operating expenses offset by a $56,673,779 decrease in other income.

As the Company is in development stage, it has no revenue from mining operations. Other loss of $61,573,366 (Fiscal 2022 – $4,899,587) during Fiscal 2023 relates primarily to the impairment of exploration and evaluation assets of $63,823,478 (2022 – $Nil) from Tuligtic property, the mill equipment the impairment of property, plant and equipment of $Nil (Fiscal 2022 – $7,441,293) from the mill equipment, the revaluation of the unrealized gain on warrant liability of $102,787 (Fiscal 2022 – $520,503). The impairment of exploration and evaluation assets is due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property. The impairment of the mill equipment is the result of management’s assertion that the fair value of the Rock Creek Mill has decreased during storage in Nome, Alaska. The change in unrealized gain on warrant liability is due to the decrease in the Company’s share price to calculate the fair value using the Black-Scholes option pricing model.

The Company has an administrative services agreement with these two companies whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During Fiscal 2023, the Company had a decrease in administrative services fees earned from Azucar of $75,853 (Fiscal 2022 - $185,068), and an increase in administrative service fees from Almadex of $1,346,494 (Fiscal 2022 - $1,191,360) due to operational activities within each company.

Operating expenses were $5,137,074 during Fiscal 2023 (Fiscal 2022 - $5,605,788). Certain operating expenses were reported on a gross basis and recovered through other income from the Administrative Service Agreements. The decrease in operating expenses of $468,714 is mainly due to a decrease of $667,950 from a stock option grant in Fiscal 2023 compared to Fiscal 2022 in share-based payments.

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

B.	Liquidity and Capital Resources

As at December 31, 2023, the Company’s working capital position was $4,830,735. Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

The Company has government requirements in work and/or taxes to maintain claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company.

The Company is obligated under an operating lease for its office premises with the following aggregate minimum lease payments effective April 1, 2017 through to March 31, 2022 with an extension option exercisable only by the Company through to March 31, 2027. The lease extension was exercised on November 22, 2021 and now runs to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

Under the Administrative Services Agreements between the Company and each of Azucar and Almadex the Company provides management services to Azucar and Almadex. Azucar compensates the Company 5% (2022 – 13%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 66% (2022 – 49%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 71% (2022 – 62%) of the contractual compensation amounts for the Chair, Chief Executive Officer (the “CEO”), CFO and Executive Vice-President.

Contractual obligations of the Company disclosed above do not include future option payments required to maintain the Company’s interest in certain mineral properties.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year, but the Company may decide to raise additional funds through the sale of equity in Fiscal 2024 depending upon favorable market conditions.

Fiscal 2023

At the end of Fiscal 2023, the Company had working capital of $4,830,735 including cash and cash equivalents of $4,245,983 compared to working capital of $7,463,140, including cash and cash equivalents of $6,658,076 at the end of Fiscal 2022. The decrease in working capital of $2,632,405 is due to cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $4,757,480 at the end of Fiscal 2023 compared to $7,805,729 at the end of Fiscal 2022 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca Project of $Nil (Fiscal 2022 - $3,090,208). Other components of long term liabilities relate to long-term portion of lease liabilities of $277,104 (Fiscal 2022 - $377,635) for office lease, gold loan payable of $4,371,456 (Fiscal 2022 - $3,929,015) entered with Almadex on May 14, 2019, warrant liability of $Nil (Fiscal 2022 - $102,787) for the warrants issued pursuant to the registered direct offering on March 18, 2021 and derivative financial liabilities of $108,830 (Fiscal 2022 - $306,084) related to the gold loan.

Net cash used in operating activities during Fiscal 2023, was $1,483,006 (Fiscal 2022 - $1,653,398), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2023, was $801,290 (Fiscal 2022 - $1,728,846) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used financing activities during Fiscal 2023, was $127,797 (Fiscal 2022 - $130,056).

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

The world is gradually coming out of the COVID panic although many restrictions such as those on travel to some countries remain in place. The large expenditures and deficits that many countries used to offset COVID restrictions are now having to be dealt with at the same time as the resulting inflation is causing worldwide difficulties. Central Banks in many countries are raising interest rates to combat this inflation while their governments are still creating huge deficits. Thus, monetary and fiscal policies seem to be at odds with each other and there is much debate whether interest rates should rise further to quell inflation or go down to prevent a worldwide recession. Recent high profile bank failures have added to the concern and fear of further such failures overhangs markets.

During the past year, some Central Banks have reportedly been adding significantly to their gold reserves. Recent volatility in crypto currencies seems to have caused some investors seeking a safe haven for part of their assets to consider investing in gold and silver again. When the Silicon Valley Bank and Credit Suisse collapsed, the gold and silver prices firmed and began trading closer to US$2000.00 and US$25.00 respectively. Whether the precious metals will settle in these price ranges, drop or rise depends on events to come but the trend does seem to be towards gradually rising prices.

Governments are gradually becoming aware that ambitious plans for climate related changes require more than talk. Metals are required to effect these plans. There is a shortage of the metals needed for all the electrified cars, homes, power lines etc. that are planned in order to be carbon neutral in 2050. Existing mines cannot supply all that is needed, and they are being steadily depleted so the need for replacement will grow. The year 2050 is twenty-seven years away but a new mine can take that many years to be identified, developed, permitted and built. If a discovery is made it will most likely be strongly opposed by well funded anti-development activists.

Major companies seem to prefer to only explore around their existing mines. For expansion they usually wait for some junior to make a new mine discovery then buy and develop it. Most exploration for new mines is done by junior companies and under current financial conditions these are finding funding exploration difficult. So, many such firms seek to minimise risk by recycling old properties hoping to improve or extend something known rather than take the greater risk of seeking something new.

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

Table No. 1 lists the directors of the Company as of April 26, 2024. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Table No. 1

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, B.C. Canada	83	February 1, 2002(4)
Morgan Poliquin, B.C. Canada	52	February 1, 2002(4)
Elaine Ellingham(1)(2)(3) ON, Canada	65	February 27, 2018
Kevin O’Kane(1)(2)(3) MB. Canada	64	March 31, 2021
Alfredo Phillips(2) CDMX, Mexico	62	March 31, 2021
Ria Fitzgerald(1)(3) B.C. Canada	45	June 29, 2021

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999.

Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

Table No. 2 lists the Executive Officers of the Company as of April 26, 2024. The Executive Officers serve at the pleasure of the Board, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents British Columbia, Canada and citizens of Canada.

Table No. 2

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chair of the Board	83	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	52	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	58	May 30, 2011
Douglas McDonald	Executive Vice-President	55	September 22, 2014
John A. Thomas	Vice-President, Project Development	76	September 9, 2019

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

Kevin O'Kane is a registered professional engineer with more than 40 years of experience in the global mining industry, his principal occupation during the preceding five years. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O’Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc (2018 - 2020). and is a former Director of SolGold PLC. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden’s Board. Mr. O’Kane also serves on the Boards of IAMGOLD Corporation, NorthIsle Copper and Gold Inc and Compañía Minera Autlán, S.A.B. de C.V. (Mexico).

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. He is currently advising Argonaut Gold on the sale of their Mexican assets and permitting needs, NewGold on a program to build their reputation as a world class mine closure for their San Luis Potosí Cerro San Pedro project. Most recently he served as the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest steel producer and a similar capacity for Torex Gold for close to seven years. Mr. Phillips is Vice president of the Mining Task Force of the Canadian Chamber of Commerce in Mexico (previously President of the Task Force), continues to serve on the Board of the Chamber, and is founding Chairman of the Guerrero Mining Cluster since 2016. He is also currently Chair of the Communications Committee at the Liberal Arts College, Universidad de la Libertad in Mexico City where he also teaches Expressive Clarity. He also serves on the board of directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE) and Naturalia AC, environmental NGO (partnering with the Nature Conservancy and the US National Park Service-Borderlands Restoration Network). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master’s in Public Administration from the Kennedy School of Government at Harvard University.

Ria Fitzgerald is a business development consultant with over twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in the mining, infrastructure, and renewable power sectors, her principal occupation during the preceding five years. She is currently the Director of Mining at Solvest Inc., a renewable energy company and an Independent Director at Victoria Gold Corp., a gold producer in Yukon, Canada. Ms. Fitzgerald has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. She has also supported mining companies in providing strategic analysis regarding mergers & acquisitions, and financings. Ms. Fitzgerald’s most recent experience is in project development and financing for sustainable and renewable energy projects at mines and remote communities with a focus on collaborative partnerships between the mines and the local communities. Ms. Fitzgerald holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction in finance and holds both the Chartered Financial Analyst designation and the Certificate in ESG Investing from the CFA Institute.

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

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 25 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar and Almadex, of which he is also a director and the Executive Vice-President, his principal occupation during the preceding five years.

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2023:

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

During Fiscal 2023, the Chair was remunerated at his base salary of $144,000 per annum, and the CEO was remunerated at his base salary of $345,000 per annum. The CEO’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Subsequently, both the CEO’s and Chair’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite. On September 1, 2022, the Chair agreed to forfeit $177,200 of the total $256,000 unpaid deferred salary. The remaining amount of $78,800 was paid on December 15, 2022.

During Fiscal 2023, the CFO and the Executive Vice-President were remunerated at their base salary of $250,000 CAD and $250,000 CAD, respectively. Each of the CFO’s and Executive Vice-President’s employment agreements have indefinite terms.

Under Administrative Services Agreements between the Company and each of Azucar and Almadex, the Company provides management services to Azucar and Almadex. Azucar compensates the Company 5% (2022 – 13%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 66% (2022 – 49%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 71% (2022 – 62%) of the contractual compensation amounts for the Chair, CEO, CFO and Executive Vice-President.

All non-management Directors are compensated $30,000 (2022 - $30,000) yearly. The Chair of the Audit Committee and the Chair of the Compensation Committee are compensated an additional $10,000 (2022 - $10,000) and $5,000 (2022 - $5,000) per year respectively. The Chair of the Nominating and Corporate Governance Committee is not compensated (2022 - $Nil). The Compensation Committee also recommended that, with respect to Director stock options, up to 800,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 3 below, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2023 was $588,895 (Fiscal 2022 - $689,435) after recovery by the Company of 71% (2022 - 62%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 3

Summary Compensation Table

Annual Compensation					Long-Term Compensation Awards				Total
					Restricted	Options/
Name,	Fiscal			Other Annual	Stock	SARS	LTIP	All Other	Total
Principle Position and	Year	Salary	Bonus	Compensation*	Awards	Granted	Payouts	Compensation	Compensation
Jurisdiction of Residence						(#)
Duane Poliquin	2023(1)(2)	$21,600	Nil	$103,500	Nil	915,000	Nil	Nil	$125,100
Chair of the Board &	2022(1)(2)	$55,354(8)	Nil	$173,000	Nil	800,000	Nil	Nil	$228,354
Director, B.C, Canada	2021(1)(2)	$82,000(8)	Nil	$155,450	Nil	615,000	Nil	Nil	$237,450
Morgan Poliquin	2023(1)(2)	$38,813	$11,644	$113,500	Nil	865,000	Nil	Nil	$163,957
President, CEO	2022(1)(2)	$132,618	$33,638	$481,250	Nil	2,075,000	Nil	Nil	$647,506
& Director, B.C, Canada	2021(1)(2)	$117,875	$35,366	$344,950	Nil	1,165,000	Nil	Nil	$498,191
Elaine Ellingham(6)	2023	Nil	Nil	$66,000	Nil	450,000	Nil	$40,000(3)(4)	$106,000
Director, ON, Canada	2022	Nil	Nil	$86,000	Nil	350,000	Nil	$40,000(3)(5)	$126,000
	2021	Nil	Nil	$136,500	Nil	450,000	Nil	$40,000(3)(5)	$176,500
Kevin O’Kane(10)	2023	Nil	Nil	$81,000	Nil	550,000	Nil	$30,000(3)	$111,000
Director, B.C, Canada	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$30,000(3)	$85,000
	2021	Nil	Nil	$167,500	Nil	550,000	Nil	$22,500(3)	$190,000
Alfredo Phillips(10)	2023	Nil	Nil	$81,000	Nil	550,000	Nil	$35,000(3)	$116,000
Director, CDMX, Mexico	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$40,000(3)	$95,000
	2021	Nil	Nil	$167,500	Nil	550,000	Nil	$22,500(3)	$190,000
Ria Fitzgerald(10)	2023	Nil	Nil	$66,000	Nil	550,000	Nil	$35,000(3)(5)	$101,000
Director, B.C, Canada	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$35,000(3)(4)	$90,000
	2021	Nil	Nil	$137,500	Nil	550,000	Nil	$17,500(3)(4)	$155,000
William J. Worrall(9)	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Former Director, B.C,	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Canada	2021	Nil	Nil	$12,500	Nil	50,000	Nil	Nil	$12,500
Korm Trieu	2023(1)(2)	$75,000	$26,250	$76,000	Nil	540,000	Nil	Nil	$177,250
Chief Financial Officer,	2022(1)(2)	$96,100	$22,500	$154,700	Nil	605,000	Nil	Nil	$273,300
B.C, Canada	2021(1)(2)	$83,042	$25,628	$170,200	Nil	540,000	Nil	Nil	$278,870
Douglas McDonald	2023(1)(2)	$150,000	$75,000	$73,000	Nil	525,000	Nil	Nil	$298,000
Executive Vice President	2022(1)(2)	$96,100	$48,125	$152,350	Nil	625,000	Nil	Nil	$296,575
B.C, Canada	2021(1)(2)	$80,983	$25,628	$157,750	Nil	525,000	Nil	Nil	$264,361
John A. Thomas (7)	2023	$50,588	Nil	$42,000	Nil	300,000	Nil	Nil	$92,588
Vice President, Project	2022	$60,000	Nil	Nil	Nil	Nil	Nil	Nil	$60,000
Development, B.C, Canada	2021	$60,000	Nil	$102,000	Nil	300,000	Nil	Nil	$162,000

*	Other Annual Compensation is the fair value of options granted calculated using the Black-Scholes option pricing model at grant date.
(1)	Azucar has compensated the Company, 27% during Fiscal 2021, 13% during Fiscal 2022, and 5% during Fiscal 2023 of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 27%, 13% or 5% from Azucar.
(2)	Almadex has compensated the Company, 39% during Fiscal 2021, 49% during Fiscal 2022 and 66% during Fiscal 2023 of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 39%, 49% or 66% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chair’s fees.

(5)	Compensation Committee Chair’s fees.
(6)	Elaine Ellingham commenced as a Director of the Company effective February 27, 2018.
(7)	John A. Thomas is compensated at a rate of $5,000 per month pursuant to his Independent Contractor Agreement dated July 1, 2019. Effective December 1, 2023, Mr. Thomas has agreed suspend his fees until further notice.
(8)	Duane Poliquin has agreed to defer payment of $96,000, $96,000 and $64,000 of his $240,000 gross annual salary during Fiscals 2022, 2021 and 2020 respectively. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and pay out the remaining balance of $78,800 on December 15, 2022.
(9)	William J. Worrall ceased to be a Director on July 24, 2021.
(10)	Kevin O’Kane and Alfredo Phillips commenced as a Director of the Company effective March 31, 2021 and Ria Fitzgerald commenced as a Director effective June 29, 2021

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chair

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with TSX guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the TSX for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2023, Fiscal 2022 and Fiscal 2021 vested on the date granted. Under the requirements of the TSX, all unallocated options under the Plan must be approved by the Board, including a majority of the unrelated directors, and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval. The Plan received its triennial approval in Fiscal 2023.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of April 26, 2024 are set forth in Table No. 4, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 4

Stock Options Outstanding

Name	# Options Outstanding &Exercisable	Exercise Price CDN$	Expiry Date
Duane Poliquin	500,000	0.33	06/10/2027
Chair of the Board & Director	200,000	0.30	10/04/2027
	100,000	0.33	12/16/2027
	350,000	0.16	7/10/2028
	265,000	0.18	9/19/2028
Morgan Poliquin	375,000	0.38	03/07/2027
President, Director &	1,200,000	0.33	06/10/2027
Chief Executive Officer	200,000	0.30	10/04/2027
	300,000	0.33	12/16/2027
	250,000	0.30	02/14/2028
	600,000	0.16	7/10/2028
	315,000	0.18	9/19/2028
Alfredo Phillips	250,000	0.33	06/10/2027
Director	500,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Kevin O’Kane	250,000	0.33	06/10/2027
Director	500,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Ria Fitzgerald	250,000	0.33	06/10/2027
Director	550,000	0.16	07/10/2028
Elaine Ellingham	100,000	0.38	03/07/2027
Director	250,000	0.33	06/10/2027
	400,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Korm Trieu	250,000	0.38	03/07/2027
Chief Financial Officer &	225,000	0.33	06/10/2027
Corporate Secretary	100,000	0.30	10/04/2027
	30,000	0.33	12/16/2027
	125,000	0.30	02/14/2028
	200,000	0.26	04/03/2028
	100,000	0.16	07/10/2028
	115,000	0.18	09/19/2028
Douglas McDonald	250,000	0.38	03/07/2027
Executive Vice President	20,000	0.33	06/10/2027
	100,000	0.30	10/04/2027
	255,000	0.33	12/16/2027
	75,000	0.30	02/14/2028
	250,000	0.26	04/03/2028
	100,000	0.16	07/10/2028
	100,000	0.18	09/19/2028
John A. Thomas	150,000	0.30	02/14/2028
Vice President, Project Development	150,000	0.18	09/19/2028
Total Directors/Officers (9 persons)	10,450,000
Total Employees/Consultants (9 persons)	2,015,000
Total Directors/Officers/Employees/Consultants	12,465,000

No funds were set aside or accrued by the Company during Fiscal 2023 to provide pension, retirement or similar benefits for directors or executive officers.

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

In the Fiscal year ended December 31, 2023 there were six (6) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 5 indicates the number of meetings attended by each director.

Table No. 5

Meetings Attended

Director	Attended	Meetings
Duane Poliquin	6	6
Morgan Poliquin	6	6
Elaine Ellingham	6	6
Alfredo Phillips	6	6
Kevin O’Kane	6	6
Ria Fitzgerald	6	6

All directors of the Company attended all Board meetings held after they were appointed to the Board

The Chair is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2023, six (6) meetings of the independent Board members were convened.

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

The Audit Committee met four (4) times during Fiscal 2023.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Elaine Ellingham, Kevin O’Kane, and Alfredo Phillips. The Nominating and Corporate Governance Committee met four (4) times during Fiscal 2023. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Elaine Ellingham, Kevin O’Kane, and Ria Fitzgerald. The Compensation Committee met four (4) times during Fiscal 2023 with Elaine Ellingham, Kevin O’Kane and Ria Fitzgerald attending all four (4) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

As of December 31, 2023 and continued through to April 26, 2024, the Company operated with eight people in Canada, of which five are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

E.	Share Ownership

Table No. 6 lists, as of April 26, 2024, directors and executive officers who beneficially own the Company's voting securities (Common Shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

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

*Based on 137,221,408 shares outstanding as of April 26, 2024 and stock options and warrants exercisable within 60 days held by each beneficial owner.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 7 lists, as of April 26, 2024, the only persons or companies beneficially owning more than 5% of the Company’s voting securities (Common Shares).

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

*Based on 137,221,408 shares outstanding as of April 26, 2024 and stock options and warrants exercisable within 60 days held by each beneficial owner.

The Company's common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 29, 2024, the shareholders' list for the Company’s common shares showed 207 registered shareholders, including depositories, and 137,221,408 shares outstanding. 173 of these registered shareholders are U.S. residents, owning 38,493,539 shares representing 28% of the issued and outstanding common shares. 23 of these registered shareholders are Canadian residents, owning 93,882,490 shares representing 68% of the issued and outstanding common shares. 11 of these registered shareholders are of other countries, owning 4,845,379 shares representing 4% of the issued and outstanding common shares.

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

Key management includes members of the Board, the Chair, the President and CEO, the CFO, the Executive Vice President and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 5% (2022 – 13%, 2021 – 27%) of executive officer compensation from Azucar and 66% (2022 – 49%, 2021 – 39%) of executive officer compensation from Almadex:

	March 31, 2024	December 31, 2023		December 31, 2022		December 31, 2021
Professional fees	$-	$50,588		$60,000		$60,000
Salaries and benefits (1)	70,275	398,307	(3)	484,435	(2)	450,522
Share-based payments	-	702,000		1,212,300		1,551,850
Directors’ fees	33,750	140,000		145,000		102,500
	$104,025	1,290,895		1,901,735		2,164,872

(1)	As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. The new amount owed of $78,800 was paid on December 15, 2022.
(2)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.
(3)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2023, the Company received $75,853 (2022 - $185,068; 2021 - $412,812) from Azucar for administrative services fees included in other income and received $1,346,494 (2022 - $1,191,360; 2021 - $969,532) from Almadex for administrative services fees included in other income.

At December 31, 2023, included in accounts receivable is $7,005 (2022 - $64,006) due from Azucar and $369,045 (2022 - $117,044) due from Almadex in relation to expenses recoveries.

At December 31, 2023, the Company accrued $Nil (2022 - $80,727) payable to Almadex for exploration and drilling services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2023, the Company employed the Chair’s daughter for a salary of $45,300 less statutory deductions (2022 - $48,800; 2021 - $41,300) for marketing and administrative services provided to the Company.

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

Legal Proceedings

On April 7, 2015, the Ejido Tecoltemi, a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) overlapped with the southeastern portion of the Company’s original mineral concessions, filed an Amparo in a lower court in Puebla State, claiming that Mexico’s mineral title system is unconstitutional because Indigenous consultation is not required before the granting of mineral title (the “Amparo”, or “Mineral Title Lawsuit”). The Amparo was against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), and used the Company’s two Original Concessions covering the Ixtaca Project as the subject matter of the Amparo. Almaden, through its Mexican subsidiary Minera Gorrión, was therefore considered an interested party in the Amparo. The Original Concessions covered Almaden’s Ixtaca Project and the Ejido Lands. The Ejido Lands overlapped approximately 330 ha of the far southeastern corner of the Original Concessions and are not considered material to the Ixtaca Project.

Shortly after the Amparo was filed in April 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

Mineral tenure over the Ejido Lands is not material to the Ixtaca Project. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Company’s concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation could be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior (Collegiate) Court accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo.

On April 14, 2021, the Company announced that the Collegiate Court issued its decision on the Amparo, stating that it does not have the necessary authority to rule on the appeals. The case passed directly to the Supreme Court of Justice of Mexico (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective, or void, and to revert them to application status in order to facilitate indigenous consultation.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The lower court in Puebla State was responsible for ensuring that the SCJN decision was properly implemented.

On July 4, 2022, the Company announced that Economia was officially notified of the SCJN decision and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”, or void. Almaden understood this to mean that the mineral title reverted to application status and that these applications remained effective and preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completed its court-ordered indigenous consultation.

On February 22, 2023, the Company announced that Economia made a submission to the lower court in Puebla State seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the 2022 decision of the SCJN. Such consultation would have been welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the lower court in Puebla State ruled that the Submission formally complied with the SCJN decision. However, the court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications.

However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

On December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were ineffective, or void;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration. On December 29, 2023, Mexico acknowledged receipt of that Request and stated that it would propose dates for a consultation meeting in the near future, but never reverted with proposed dates, leaving the dispute unresolved.

Accordingly, on March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries.

Amongst other things, the Notice sets out the factual background of the dispute as well as the legal basis of the resulting Claim, the provisions of the CPTPP that Mexico has breached, and the relief sought. The damages relating to the Almaden and Almadex Claim will be for no less than US$200 million, in the aggregate.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days.

In good faith and in the spirit of cooperation, Almaden invited Mexico once again to engage in discussions and negotiations with a view to achieving an amicable resolution of the dispute. The Company confirms that it is taking all necessary actions to preserve its rights and protect its investments in Mexico. The Company’s desire is for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved during consultations, the Company expects it will have no alternative but to pursue its claims before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. The Company retained international arbitration counsel at Boies Schiller Flexner LLP to advise and will consider any other actions necessary to ensure its rights are preserved.

Historic Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido Tecoltemi that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

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

In June 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the court order leading to the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido Tecoltemi’s complaint was founded, and sent the ruling to the court hearing the Amparo.

On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions were left without effect, and the Original Concessions were in full force and effect (the “December 2018 Communication”).

On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions were valid and that the New Concessions were cancelled.

On June 10, 2019, Almaden’s subsidiary appealed the December 2018 Communication, and subsequent cancellation of the New Concessions. On September 26, 2019, the lower court refused to hear the appeal, but on October 14, 2019, a higher court agreed to hear the appeal.

On December 1, 2020, the higher court denied the Company’s October 14, 2019 appeal, which objected to the reinstatement by the Mexican mining authorities of the Company’s Original Concessions. This court decision upheld the action of Mexican mining authorities that reinstated the Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and which left the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (such as the administrative challenge referred to below).

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records reflected the position that the Original Concessions (the subject matter of the Amparo) were active and owned by Almaden (through its Mexican subsidiary) and the New Concessions were left without effect. The Mexican mining authorities also indicated in the December 2019 Certificates that their position was subject to the final resolution of the Amparo.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden believes that the December 2018 Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel advised that the December 2018 Communication should have had no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December 2018 Communication was dated December 21, 2018, the Company first became aware of it in May 2019 through a review of court documents.

On November 15, 2022, after Economia had reverted the Original Concessions to the application status pursuant to the SCJN Amparo ruling, the Company submitted amended title applications which substantially reduced the area being requested. To date the General Directorate of Mines has not responded to these amended mineral title applications.

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

The Company's common shares trade on TSX in Toronto, Ontario, Canada having the symbol "AMM,” and on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107. On April 5, 2024 the Company announced that it had delisted from the NYSE American stock exchange, and its common shares began trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. - Offer and Listing Details.

On April 21, 2023, the Company announced receipt of a notification letter from the NYSE American LLC stating that Almaden is not in compliance with the continued listing standards because the Company’s securities have been selling for a low price per share for a substantial period of time which NYSE American determines to be a 30-trading-day average price of less than US$0.20 per share. Pursuant to Section 1003(f)(v) of the NYSE American Company Guide, the NYSE American staff determined that the Company’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement within a reasonable period of time which the staff determined to be no later than October 19, 2023 (the “Cure Deadline”). On October 25, 2023 the Company announced that the Cure Deadline had been extended to April 19, 2024. On March 14, 2024 the Company announced that although it had requested consultations with Mexico under the CPTPP, Mexico had not proposed a date for these consultations. In view of this, and the Company’s wish to provide predictability to shareholders, it determined to voluntarily delist from the NYSE American exchange, and anticipated that the delisting will become effective at the end of business on or about April 4, 2024. On April 5, 2024 the Company announced that it had delisted from the NYSE American stock exchange, and its common shares began trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF”.

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

Gold Loan Agreement dated as of May 14, 2019 between the Company (the “Borrower”) and Almadex (the “Lender”). Almaden may borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, the Lender will sell the requested gold and send the proceeds in US dollars to the Borrower. Interest will be at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2026 as the Borrower provided written notice to the Lender on March 12, 2024 to extend the maturity date. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of the Lender. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory Prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. The full text of the Gold Loan Agreement is filed as an exhibit to the 2020 Annual Report on Form 20- F filed with the Commission on March 26, 2021.

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

This Annual Report and the Company’s recent Form 6-K filings can be viewed on the EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html. As well, additional information is contained in the Company’s Information Circular for its most recent annual meeting of security holders that involved the election of directors held on June 28, 2023 and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

H.	Subsidiary Information

Not applicable.

I.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $110,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $44,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $42,000.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2023. This evaluation was conducted under the supervision and with the participation of management, including the Company’s CEO and CFO. Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Table No. 8

Principal Accountant Fees

	December 31, 2023	December 31, 2022
Audit fees	$60,500	$45,000
Audit-related fees	797	4,901
Tax fees	-	-
All other fees	-	-

Fiscal 2023 and Fiscal 2022 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As at year-end, 2023, the Company’s class of common shares were listed on the NYSE American and the TSX. Under the rules of the NYSE American, listed companies are generally required to have a majority of their Board of Directors be “independent” as defined by the NYSE American Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 6 directors, of which 4 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE American.

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

Item 16K.	Cybersecurity

Risk Management and Strategy

The Company recognizes the importance of maintaining the security of its information technology systems and assets. We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

The Company currently manages our cybersecurity risk through our IT consultants in a variety of practices that are applicable to all users of our information technology and information assets, including our employees, vendors and contractors. The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including, without limitation, network and passwords protocols, required VPN access to our database systems, rotation of security measures and third party firewalls and antivirus protections.

We have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. The Company's senior management team, including the President and Chief Financial Officer, are responsible for assessing and managing risks and incidents relating to cybersecurity threats. They discuss quarterly with the Audit Committee of any material findings and recommendations if any. The Audit Committee will then report their conclusions and recommendations to the Board of Directors.

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

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 20, 2024

Consolidated statements of financial position at December 31, 2023 and 2022

Consolidated statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021

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

- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.

11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Jesse Aarsen as filed with the Commission on September 28, 2023
14.2	Amended S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project as filed with the Commission on September 28, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: April 26, 2024	By	/s/Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2023, 2022 and 2021

Almaden Minerals Ltd.

December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2023, 2022, and 2021, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022, and 2021, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

March 20, 2024

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2023	December 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	4,245,983	6,658,076
Gold in trust (Note 8)	1,082,801	974,397
Accounts receivable and prepaid expenses (Note 4)	453,640	259,471
	5,782,424	7,891,944

Non-current assets
Right-of-use assets (Note 5)	330,597	432,319
Property, plant and equipment (Note 6)	6,601,742	6,610,871
Exploration and evaluation assets (Note 7)	1	63,115,076
	6,932,340	70,158,266
TOTAL ASSETS	12,714,764	78,050,210

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a))	851,158	340,509
Current portion of lease liabilities (Note 5)	100,531	88,295
	951,689	428,804

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	277,104	377,635
Gold loan payable (Note 8)	4,371,546	3,929,015
Warrant liability (Note 9)	-	102,787
Derivative financial liabilities (Note 8)	108,830	306,084
Deferred income tax liability (Note 14)	-	3,090,208
	4,757,480	7,805,729
Total liabilities	5,709,169	8,234,533

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	23,356,523	22,546,373
Deficit	(157,391,582)	(93,771,350)
Total equity	7,005,595	69,815,677
TOTAL EQUITY AND LIABILITIES	12,714,764	78,050,210

Nature of operations (Note 1)

Subsequent event (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 20, 2024.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2023	2022	2021
Expenses	$	$	$
Professional fees (Note 11(a))	1,113,336	864,051	772,887
Salaries and benefits (Note 11(a))	1,811,073	1,923,952	1,876,911
Travel and promotion	50,120	107,869	200,995
Depreciation (Note 6)	11,166	14,424	16,638
Office and other (Note 11(b))	182,457	156,686	218,879
Amortization of right-of-use assets (Note 5)	101,722	106,791	121,479
Occupancy expenses (Note 5)	39,858	42,655	40,542
Interest expense on lease liabilities (Note 5)	39,502	47,379	13,330
Interest, accretion and standby fees on gold loan payable (Note 8)	540,709	468,308	394,371
Listing and filing fees	193,490	154,505	187,169
Insurance	103,491	96,068	89,476
Directors’ fees (Note 11(a))	140,000	145,000	102,500
Share-based payments (Note 10(d) and 11(a))	810,150	1,478,100	1,870,800
	5,137,074	5,605,788	5,905,977

Other income (loss)
Administrative services fees (Note 11(b))	1,422,347	1,376,428	1,382,344
Interest and other income	370,741	253,869	490,245
Impairment of property, plant and equipment (Note 6)	-	(7,441,293)	-
Impairment of exploration and evaluation assets (Note 7)	(63,823,478)	-	-
Unrealized gain (loss) on derivative financial liabilities (Note 8)	191,732	110,177	(18,156)
Unrealized gain (loss) on gold in trust (Note 8)	132,895	(6,518)	(35,775)
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	103,700	(257,803)	11,535
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(24,491)	64,920	(4,011)
Unrealized gain on warrant liability (Note 9)	102,787	520,503	1,747,884
Gain on debt forgiveness (Note 11(a))	-	177,200	-
Foreign exchange gain (loss)	(49,599)	302,930	(22,202)
	(61,573,366)	(4,899,587)	3,551,864
Loss before income taxes	(66,710,440)	(10,505,375)	(2,354,113)
Deferred income tax recovery (expense) (Note 14)	3,090,208	(1,341,185)	(314,141)
Net loss for the year	(63,620,232)	(11,846,560)	(2,668,254)

Total comprehensive loss for the year	(63,620,232)	(11,846,560)	(2,668,254)

Basic and diluted net loss per share (Note 12)	(0.46)	(0.09)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2023	2022	2021
	$	$	$
Operating activities
Net loss for the year	(63,620,232)	(11,846,560)	(2,668,254)
Items not affecting cash
Deferred income tax (recovery) expense	(3,090,208)	1,341,185	314,141
Depreciation	11,166	14,424	16,638
Amortization of right-of-use assets	101,722	106,791	121,479
Impairment of property, plant and equipment	-	7,441,293	-
Impairment of exploration and evaluation assets	63,823,478	-	-
Interest expenses on lease liability	39,502	47,379	13,330
Interest, accretion and standby fees on gold loan payable	540,709	468,308	394,371
Unrealized (gain) loss on derivative financial liabilities	(191,732)	(110,177)	18,156
Unrealized (gain) loss on gold in trust	(132,895)	6,518	35,775
Unrealized foreign exchange (gain) loss on gold loan payable	(103,700)	257,803	(11,535)
Unrealized foreign exchange (gain) loss on gold in trust	24,491	(64,920)	4,011
Unrealized gain on warrant liability	(102,787)	(520,503)	(1,747,884)
Share-based payments	810,150	1,478,100	1,870,800
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(194,169)	(103,833)	19,370
Trade and other payables	601,499	(169,206)	19,352
Net cash used in operating activities	(1,483,006)	(1,653,398)	(1,600,250)
Investing activities
Property, plant and equipment – purchase	(2,037)	(47,056)	(10,505)
Exploration and evaluation assets – costs	(799,253)	(1,681,790)	(2,784,645)
Net cash used in investing activities	(801,290)	(1,728,846)	(2,795,150)
Financing activities
Issuance of shares, net of share issue costs	-	-	11,610,581
Options exercised	-	-	564,750
Repayment of lease liabilities	(127,797)	(130,056)	(144,253)
Net cash from (used in) financing activities	(127,797)	(130,056)	12,031,078

Change in cash and cash equivalents	(2,412,093)	(3,512,300)	7,635,678
Cash and cash equivalents, beginning of year	6,658,076	10,170,376	2,534,698
Cash and cash equivalents, end of year	4,245,983	6,658,076	10,170,376
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2021	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Warrant liability	-	(2,371,174)	-	-	-	-	(2,371,174)
Finders’ warrants issued pursuant to private placement	-	(130,731)	130,731	-	130,731	-	-
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(2,668,254)	(2,668,254)
Balance, December 31, 2021	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137
Share-based payments	-	-	1,478,100	-	1,478,100	-	1,478,100
Total comprehensive loss for the year	-	-	-	-	-	(11,846,560)	(11,846,560)
Balance, December 31, 2022	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(93,771,350)	69,815,677
Share-based payments	-	-	810,150	-	810,150	-	810,150
Total comprehensive loss for the year	-	-	-	-	-	(63,620,232)	(63,620,232)
Balance, December 31, 2023	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(157,391,582)	7,005,595

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an advanced exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

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

These consolidated financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2023, the Company had a working capital surplus of $4,830,735 (2022 – $7,463,140). The Company does not currently hold any revenue-generating properties and therefore continues to incur losses. The Company incurred a net loss for the year ended December 31, 2023, of $63,620,232 (2022 – $11,846,560) and negative cash flows from operations of $1,483,006 for the year ended December 31, 2023 (2022 – $1,653,398). As at December 31, 2023, the Company had an accumulated deficit of $157,391,582 (2022 – $93,771,350). The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and in the meantime, to obtain the necessary financing to repay its liabilities when they become due. Management estimates that there is sufficient working capital to sustain operations for the next twelve months. External financing will be sought to finance the operations of the Company and enable the Company to continue its efforts towards the exploration and development of its mineral properties. There can be no assurance that steps management is taking will be successful. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and such adjustments could be material.

2.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”).

(b)       Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial assets and financial liabilities at fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2023.

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

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Going Concern

o	Management makes an assessment about the Company’s ability to continue as a going concern by taking into the account the consideration of the various factors discussed in Note 1. Judgement is applied by management in determining whether or not the elements giving rise to factors that cause doubt about the ability of the Company to continue as a going concern are present.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)       Significant accounting judgments and estimates (Continued)

Estimates

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));
o	The estimated incremental borrowing rate used to calculate the lease liabilities; and
o	The estimated fair value of gold in trust.

3.	Material accounting policies

(a)       Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

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

(f)       Exploration and evaluation assets

The Company is in the advanced exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(f)       Exploration and evaluation assets (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

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

(n)       Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2023. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

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

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable (Note 11(b))	$389,895	$198,942
Prepaid expenses	63,745	60,529
	$453,640	$259,471

At December 31, 2023, the Company has recorded value added taxes of $164,189 (2022 - $251,775) included in exploration and evaluation assets, as the value added tax relates to the Tuligtic project and is expected to be recovered when the asset is sold (Note 7).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

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

The continuity of lease liabilities for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Opening balance	$465,930	$548,607
Less: lease payments	(127,797)	(130,056)
Interest expense	39,502	47,379
	377,635	465,930
Less: current portion of lease liabilities	(100,531)	(88,295)
Long-term portion of lease liabilities	$277,104	$377,635

The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the year ended December 31, 2023 (2022 - $8,508; 2021 - $22,452) from this operating sublease was $Nil and is recorded in interest and other income.

The continuity of ROU assets for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Opening balance	$432,319	$539,110
Less: amortization of ROU assets	(101,722)	(106,791)
	$330,597	$432,319

During the year ended December 31, 2023, the Company recognized occupancy expenses of $39,858 (2022 - $42,655; 2021 - $40,542) related to short term leases.

As at December 31, 2023, the remaining payments for the operating lease are due as follows:

	2024	2025	2026	2027	2028	Total
Office lease	$170,672	$173,970	$177,268	$44,523	-	$566,433

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940
Additions	1,770	267	-	-	-	-	2,037
Impairment of property, plant and equipment	-	-	-	-	-	-	-
December 31, 2023	160,941	271,807	198,981	51,760	245,647	6,568,841	7,497,977

Accumulated depreciation
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069
Depreciation	1,223	6,066	2,053	157	1,667	-	11,166
December 31, 2023	154,426	257,507	194,191	51,132	238,979	-	896,235

Carrying amounts
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871
December 31, 2023	6,515	14,300	4,790	628	6,668	6,568,841	6,601,742

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177
Additions	952	4,536	-	-	-	41,568	47,056
Impairment of property, plant and equipment	-	-	-	-	-	(7,441,293)	(7,441,293)
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940

Accumulated depreciation
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645
Depreciation	1,813	7,398	2,932	196	2,085	-	14,424
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069

Carrying amounts
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

As at December 31, 2022, the Company recorded an impairment of $7,441,293 on mill equipment to its recoverable amount due to the delay in receiving development permit and the lack of available for use in Mexico.

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2022)	11,308,721	-	11,308,721
Additions	-	-	-
Deductions	-	-	-
Impairment of acquisition costs	(11,308,720)	-	(11,308,720)
Closing balance - (December 31, 2023)	1	-	1
Deferred exploration costs:
Opening balance - (December 31, 2022)	51,806,355	-	51,806,355
Costs incurred during the year
Professional/technical fees	159,031	-	159,031
Geochemical, metallurgy	1,022	-	1,022
Travel and accommodation	70,324	-	70,324
Geology, geophysics and exploration	172,455	-	172,455
Supplies and miscellaneous	318,047	-	318,047
Environmental and permit	384,421	-	384,421
Value-added tax (Note 4)	164,189		164,189
Refund - Value-added tax	(561,086)	-	(561,086)
Impairment of deferred exploration cost	(52,514,758)	-	(52,514,758)
Total deferred exploration costs during the year	(51,806,355)	-	(51,806,355)
Closing balance - (December 31, 2023)	-	-	-
Total exploration and evaluation assets	1	-	1

During the year ended December 31, 2023, the Company recorded an impairment of acquisition cost of $11,308,720 (2022 - $Nil) and deferred exploration costs of $52,514,758 (2022 - $Nil) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The Tuligtic property consisted of two mineral concessions which the Company applied for in 2002 and 2008. The mineral concessions were granted in 2003 and 2009, respectively (“the “Concessions”). The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd (‘’Almadex”). The Concessions covered approximately 14,000 Ha, including certain endowed lands of the Ejido Tecoltemi, which comprise approximately 330 Ha. The Concessions are located in Puebla, Mexico and underpinned the discovery made by the Company in 2010, referred to as “Ixtaca”.

In 2015, the Ejido Tecoltemi initiated a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This lawsuit ultimately came before Mexico’s Supreme Court (“SCJN”), and in early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that the Ministry of Economy (“Economia”) should have provided for a consultation procedure with relevant indigenous communities prior to issuing the Concessions to the Company. The SCJN ordered Economia to declare the Concessions ineffective - to revert them to application status - and to conduct indigenous consultation prior to re-issuing them.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (continued)

In July, 2022 the Company announced that Economia notified Almaden that the Concessions were “ineffective”. The Company understood that the mineral title had reverted to application status, and that these applications preserved the mineral rights for Almaden but did not allow the Company to engage in exploration, until such time as Economia completed its court-ordered process to properly issue the Concessions after conducting indigenous consultation in the area covered by the mineral title applications.

However, on February 22, 2023, Economia made a submission to Mexican courts seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the Concessions in 2003 and 2009.

This Submission has been reviewed by the Mexican district and appeals courts, which have ruled that the Submission complies with the SCJN ruling. However, the appeals court’s ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”), which the Company has done.

The TFJA has granted a definitive injunction to Almaden’s Mexican subsidiary, Minera Gorrión (“MG”), which prevents Economia from releasing the mineral rights covered by the Company’s mineral title applications to third parties while the TFJA trial regarding the substance and legality of the Submission continues.

In summary, the rights held by Almaden to the Ixtaca project are now based on two mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the Mexican Federal Administrative Court.

(b)	Other Property

On May 26, 2022, the Company transferred the 40% carried interest in the Logan property located in the Yukon Territory, Canada to Almadex for a consideration of $1 equal to its carrying value. No gain or loss was recognized in the statement of comprehensive loss.

(c)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During 2023, the Company received a VAT recovery of $561,086 (2022 - 396,209; $2021 - $506,394) and other income of $173,876 (2022 - $139,313; 2021 - $446,184) related to a VAT refund from prior years which is recorded in interest and other income.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
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
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2023 decreased by $191,732 (December 31, 2022 decreased by $110,177) based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 0.25 years, risk-free interest rate of 4.00% and expected volatility of 9.93% (December 31, 2022, expected life of 1.25 years, risk-free interest rate of 4.00% and expected volatility of 11.57%).

The continuity of gold loan payable and derivative financial liabilities are as follows:

	December 31, 2023	December 31, 2022
Gold loan payable – opening balance	$3,929,015	$3,227,545
Accrued interest expense	353,372	314,024
Accrued standby fees	10,377	9,416
Accretion expense	176,960	144,868
Foreign exchange difference	(98,178)	233,162
Gold loan payable	$4,371,546	$3,929,015

Derivative financial liabilities – opening balance	$306,084	$391,620
Change in fair value through profit & loss	(191,732)	(110,177)
Foreign exchange difference	(5,522)	24,641
Derivative financial liabilities	$108,830	$306,084

As at December 31, 2023, Almaden has 397 ounces (397 ounces at December 31, 2022) of gold bullion on its account at a fair value of $1,082,801 ($974,397 at December 31, 2022).

The continuity of gold in trust are as follows:

	December 31, 2023		December 31, 2022
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	974,397	397	915,995
Sale of gold in trust	-	-	-	-
Gain on sale	-	-	-	-
Change in fair value through profit & loss	-	132,895	-	(6,518)
Foreign exchange difference	0	(24,491)	0	64,920
	397	1,082,801	397	974,397

9.	Warrant liability

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
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

9.	Warrant liability (Continued)

Risk-free interest rate	0.53%
Expected life of warrants	3.00 years
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $102,787 (December 31, 2022 - $520,503) and is recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2023. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2023	December 31, 2022
Risk-free interest rate	3.91%	3.99%
Expected life of warrants	0.21 years	1.21 years
Expected annualized volatility	36.25%	69.83%
Dividend	Nil	Nil
Forfeiture rate	0%	0%

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placements and other issues of common shares in 2023, 2022 and 2021

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

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
March 27, 2023	$0.50	5,489,658	-	-	(5,489,658)	-
August 6, 2023	$0.90	3,100,000	-	-	(3,100,000)	-
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		17,448,504	-	-	(8,589,658)	8,858,846
Weighted average exercise price		$0.88	-	-	$0.64	$1.08

The weighted average remaining life of warrants outstanding at December 31, 2023 was 0.22 years (2022 – 0.80 years).

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
June 7, 2022	$1.35	4,720,000	-	-	(4,720,000)	-
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		22,168,504	-	-	(4,720,000)	17,448,504
Weighted average exercise price		$0.95	-	-	$1.35	$0.88

The weighted average remaining life of warrants outstanding at December 31, 2022 was 0.80 years (2021 – 1.51 years).

	Exercise	December 31,				December 31,
Expiry date	price	2020	Issued	Exercised	Expired	2021
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	-	7,923,077	-	-	7,923,077
March 18, 2024	USD$0.80	-	435,769			435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		13,809,658	8,358,846	-	-	22,168,504
Weighted average exercise price		$0.92	$1.00	-	-	$0.95

The weighted average remaining life of warrants outstanding at December 31, 2021 was 1.51 years (2020 – 2.08 years).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Warrants (Continued)

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2023, 2022 and 2021 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
435,769	March 18, 2021	$ 0.30	0.53%	3	72.42%	$Nil

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2023, the Company had reserved 1,217,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2023, 2022 and 2021 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The continuity of stock options for the years ended December 31, 2023, 2022 and 2021 are as follows:

Expiry date	Exercise price	December 31, 2022	Granted	Exercised	Expired	December 31, 2023
February 9, 2023	$0.97	350,000	-	-	(350,000)	-
March 3, 2023	$0.96	250,000	-	-	(250,000)	-
March 31, 2023	$0.68	1,975,000	-	-	(1,975,000)	-
May 8, 2023	$0.69	100,000	-	-	(100,000)	-
May 28, 2023	$0.65	100,000	-	-	(100,000)	-
July 8, 2023	$0.62	2,420,000	-	-	(2,420,000)	-
September 18, 2023	$0.51	960,000	-	-	(960,000)	-
March 7, 2027	$0.38	1,125,000	-	-	-	1,125,000
June 10, 2027	$0.33	3,640,000	-	-	-	3,640,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	-	600,000	-	-	600,000
April 3, 2028	$0.26	-	1,975,000	-	-	1,975,000
July 10, 2028	$0.16	-	2,520,000	-	-	2,520,000
September 19, 2028	$0.18	-	1,035,000	-	-	1,035,000
Options outstanding and exercisable		12,530,000	6,130,000	-	(6,155,000)	12,505,000
Weighted average exercise price		$0.49	$0.21	-	$0.66	$0.27

The weighted average remaining life of stock options outstanding at December 31, 2023 was 3.96 years (2022 – 2.53 years).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
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
For the years ended December 31, 2023, 2022 and 2021
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
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The fair value of options granted during the years ended December 31, 2023, 2022 and 2021, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,035,000	September 19, 2023	$0.10	3.96%	5	71.15%	$Nil
2,520,000	July 10, 2023	$0.12	3.81%	5	70.98%	$Nil
1,975,000	April 3, 2023	$0.15	2.87%	5	68.52%	$Nil
600,000	February 13, 2023	$0.18	3.43%	5	68.61%	$Nil
855,000	December 16, 2022	$0.19	3.07%	5	66.04%	$Nil
755,000	October 4, 2022	$0.22	3.42%	5	82.02%	$Nil
3,640,000	June 10, 2022	$0.22	3.38%	5	82.61%	$Nil
1,125,000	March 7, 2022	$0.31	1.65%	5	85.37%	$Nil
960,000	September 17, 2021	$0.23	0.45%	2	82.96%	$Nil
2,470,000	July 8, 2021	$0.25	0.45%	2	84.98%	$Nil
100,000	May 28, 2021	$0.30	0.32%	2	86.03%	$Nil
100,000	May 7, 2021	$0.30	0.33%	2	86.33%	$Nil
1,975,000	March 31, 2021	$0.31	0.22%	2	85.85%	$Nil
325,000	March 2, 2021	$0.43	0.26%	2	85.48%	$Nil
450,000	February 9, 2021	$0.49	0.19%	2	84.04%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2023 was $810,150 (2022 - $1,478,100; 2021 - $1,870,800).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	December 31,		December 31,		December 31,
	2023		2022		2021

Professional fees	$50,588		$60,000		$60,000
Salaries and benefits	398,307	(3)	484,435	(2)	450,522	(1)
Share-based payments	702,000		1,212,300		1,551,850
Directors’ fees	140,000		145,000		102,500
	$1,290,895		$1,901,735		$2,164,872

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(a)	Compensation of key management personnel (Continued)

(1)	As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. The new amount owed of $78,800 was paid on December 15, 2022.
(2)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.
(3)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2023, the Company received $75,853 (2022 - $185,068; 2021 - $412,812) from Azucar for administrative services fees included in other income and received $1,346,494 (2022 - $1,191,360; 2021 - $969,532) from Almadex for administrative services fees included in other income.

At December 31, 2023, included in accounts receivable is $7,005 (2022 - $64,006) due from Azucar and $369,045 (2022 - $117,044) due from Almadex in relation to expense recoveries.

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

At December 31, 2023, the Company accrued $Nil (2022 - $80,727) payable to Almadex for exploration and drilling services in Mexico.

During the year ended December 31, 2023, the Company employed the Chair’s daughter for a salary of $45,300 less statutory deductions (2022 - $48,800; 2021 - $41,300) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2023 was based on the loss attributable to common shareholders of $63,620,232 (2022 - $11,846,560; 2021 - $2,668,254) and a weighted average number of common shares outstanding of 137,221,408 (2022 - 137,221,408; 2021 – 133,842,894).

The calculation of diluted net loss per share for the year ended December 31, 2023, 2022 and 2021 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2023	December 31, 2022	December 31, 2021

Exploration and evaluation assets expenditures included in trade and other payables	-	$90,850	$89,203
Right-of-use assets	-	-	(508,799)
Warrant liability	-	-	2,371,174
Fair value of finders’ warrants	-	-	130,731
Lease liabilities	-	-	508,799
Fair value of cash stock options transferred to share capital on exercise of options	-	-	177,250

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2023	December 31, 2022

Cash	$1,658,863	$1,542,956
Term Deposits	2,587,120	5,115,120
	$4,245,983	$6,658,076

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

14.	Income Taxes (Continued)

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income taxes	$(66,710,410)	$(10,505,375)	$(2,354,113)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(18,011,811)	(2,836,451)	(635,611)
Effect of different tax rates in foreign jurisdictions	(2,005,959)	(83,891)	5,281
Non-deductible share-based payments	218,741	399,087	505,116
Other permanent items	2,484,720	1,838,169	(620,413)
Change in deferred tax assets not recognized	15,403,428	2,471,723	733,447
Share issuance costs	-	-	(331,660)
True-ups and other	(1,179,327)	(447,452)	657,981
Deferred income tax (recovery) expense	$(3,090,208)	$1,341,185	$314,141

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2023	December 31, 2022

Deferred tax assets
Non-capital losses	$-	$2,477,570
Exploration and evaluation assets	1,434,880	-
	1,434,880	2,477,570
Deferred tax liabilities
Exploration and evaluation assets	(1,434,880)	(5,567,778)

Net deferred tax liabilities	$-	$(3,090,208)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2023	December 31, 2022

Non-capital loss carry forwards	$32,616,394	$25,487,951
Capital loss carry forwards	23,360,422	24,538,993
Exploration and evaluation assets	39,102,815	8,188,922
Share issue costs	551,134	858,548
Property, plant and equipment	7,748,032	7,782,024
Donations	32,960	32,960
Investment tax credit	223,873	223,873
	$103,635,630	$67,113,271

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

14.	Income Taxes (Continued)

At December 31, 2023, the Company had operating loss carry forwards available for tax purposes in Canada of $27,592,166 (2022 - $25,487,951) which expire between 2032 and 2043 and in Mexico of $4,588,699 (2022 - $Nil) which expire between 2024 and 2026.

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

As at December 31, 2023, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,343,681	$458,149
Accounts receivable and prepaid expenses	4,703	113
Gold in trust	1,082,801	-
Total assets	$3,431,185	$458,262

Trade and other payables	$53,348	$14,087
Gold loan payable	4,371,546	-
Derivative financial liabilities	108,830	-
Total liabilities	$4,533,724	$14,087

Net assets	$(1,102,539)	$444,175

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $110,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a)	Currency risk (Continued)

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $44,000.

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

As at December 31, 2023, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

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

A 1% change in the interest rate would change the Company’s net loss by $42,000.

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
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(e)	Commodity and equity price risk (Continued)

A 1% change in the commodity price would change the Company’s net loss by $11,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	108,830	-	108,830

16.	Management of capital

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
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

16.	Management of capital (Continued)

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2023	December 31, 2022
Canada	$361,967	$472,435
United States	6,568,840	6,568,840
Mexico	1,533	63,116,991
	$6,932,340	$70,158,266

18.	Subsequent event

On March 12, 2024, the Company provided notice to Almadex that it is extending the maturity date from March 31, 2024 to March 31, 2026 pursuant to the Gold Loan.

