Form 20-F
period 2024-12-31
ALMADEN MINERALS LTD
filed 2025-04-29
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Korm Trieu, ktrieu@almadenminerals.com, 1333 Johnston Street, #210, Vancouver, BC V6H 3R9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading symbol	Name of each exchange on which registered

Common shares without Par Value	AAUAF	None

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ 1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ 1

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

____________________________

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

☐ Yes ☐ No

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Almaden is classified as an "Emerging Growth Company". The Company will continue to be deemed an emerging growth company until the earliest on the last day of our fiscal year during which (i) annual gross revenue exceeds $1.235 billion or (ii) the Company issues more than $1.0 billion in non-convertible debt in a three-year period. Almaden will lose its status as an emerging growth company on the last day of its fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement. The Company will also lose its status as an emerging growth company if at any time it is deemed to be a large accelerated filer.

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

Such forward-looking statements include, but are not limited to, statements regarding the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the timing, outcome, impact, and procedures relating to the arbitration proceedings under the CPTPP; the expected sale of the Rock Creek Mill; disclosure regarding litigation financing; requirements for additional capital and expected use of proceeds; the Company’s cash resources and their adequacy to meet the Company’s working capital and litigation needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; unanticipated reclamation expenses; limitations on insurance coverage; the Company’s outlook with respect to the price, demand and need for precious and other metals and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to finance the arbitration process, and continued respect for the rule of law in Mexico, future economic and political conditions; future currency exchange rates remaining as estimated; availability of funds; favourable equity capital markets; the ability to raise any necessary capital on reasonable terms to advance the Company’s business objectives; future metal prices; the timing and reliability of sampling and assay data; and the accuracy of budgeted exploration and development costs and expenditures.. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Some of the important risks, uncertainties and other factors that could affect forward-looking statements include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

The Company may be unsuccessful in identifying and acquiring projects of merit. If identified or acquired, there is no assurance that a commercially viable ore deposit or mining operation will result from the Company’s activities. Advancing work on any such properties would require that the Company obtain the necessary financing and permitting for exploration and development.

Title to mineral properties

While the Company investigates title to mineral properties, this should not be construed as a guarantee of title. Any properties held by the Company may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company does not hold title to the Tuligtic property or the Ixtaca project.

Risk related to proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023 the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico. On March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP. On June 14, 2024 the Company announced that it had commenced international arbitration proceedings against Mexico by filing its Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”), and on March 21, 2025, the Company announced that it had filed its memorial documentation pursuant to the Arbitration. These legal proceedings, or others that could be brought against or by the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that the arbitration will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure or maintain the necessary funding to advance any legal proceedings.

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net losses of $2,875,061 for the year ended December 31, 2024 (“Fiscal 2024”), $64,148,145 for the year ended December 31, 2023 (“Fiscal 2023”), and $11,838,257 for the year ended December 31, 2022 (“Fiscal 2022”).

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2024, 2023 and 2022, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and Almadex Minerals Ltd. (“Almadex”).

At December 31, 2024, the Company had working capital of $4,419,904 including cash and cash equivalents of $3,155,750. Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Uncertainty of Obtaining Additional Funding Requirements

If the Company’s exploration and development programs are successful, additional capital will be required for the further development of an economic ore body and to place it in commercial production. Alternatively, the Company may need additional funding beyond that currently anticipated to prosecute its arbitration proceedings against Mexico. The only material sources of future funds presently available to the Company are the sale of its equity capital, the incurring of debt, or the offering by the Company of an interest in its assets to be earned by another party or parties.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its assets or terminate its operations.

The Company is Subject to Numerous Laws and Regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety, waste disposal, protection of the environment, protection of historic and archeological sites, protection of endangered and protected species and other matters in all the jurisdictions in which it operates. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. The Company applies the expertise of its management, advisors, legal counsel, employees and contractors to ensure compliance with current laws. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

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

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, interest rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in jurisdictions where the Company operates may adversely affect the Company’s business.

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

Environmental, Climate Change, Health and Safety Regulation Compliance

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered and developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques. Material changes in mineral prices may affect the economic viability of any project.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares. The Company could also seek joint venture partners or funding sources such as royalties or streaming transactions. These approaches would dilute the Company’s interest in assets it has acquired.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options

As of April 29, 2025, there were outstanding share purchase options permitting holders thereof to purchase 11,635,000 common shares of the Company. Directors and officers of the Company in the aggregate hold 9,650,000 of the outstanding share purchase options. Non-executive employees and consultants of the Company hold 1,985,000 of the outstanding share purchase options. The exercise of all of the outstanding share purchase options would result in dilution to the existing shareholders and could depress the market price of the Company’s common shares. As of April 29, 2025, the Company had 137,221,408 common shares issued and outstanding. The exercise of all outstanding share purchase options would cause a 8% increase to the Company’s issued and outstanding common shares

Dependence on Key Personnel

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

Foreign Operations

Any activities of the Company in foreign countries are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the U.S. affecting foreign trade, investment and taxation.

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

Competition

There is competition from other companies with operations similar to those of the Company's. Many of the companies with which the Company competes have operations and financial strength many times greater than that of the Company. Such competitors could outbid the Company for such projects, equipment or personnel, which would have a negative effect on the Company’s operations and financial condition.

Volatility of Share Price

Market prices for shares of small cap companies are often volatile. Factors such as announcements of significant developments in its business and financial results, and other factors could have a significant effect on the price of the Company’s shares.

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

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its assets, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets. Russia’s invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. Volatility in commodity prices may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Form 20-F, including those relating to commodity price volatility, the international legal framework, and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Company’s business, results of operation and financial condition.

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

Business of the Company

The Company is engaged in the evaluation of exploration and development opportunities while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico. The Company has not generated any revenues from operations.

Corporate Reorganization

The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public company called Azucar (formerly Almadex Minerals Limited), which trades on the TSX Venture Exchange (the “TSXV”) under the symbol “AMZ” and the OTCQB marketplace under the symbol “AXDDF”, pursuant to which Azucar acquired the following key assets:

•	a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects;
•	a 2% NSR on the Tuligtic property in Mexico, which hosted the Company’s Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Timmins Gold Corp.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by JDL Gold Corp. (formerly Gold Mountain Mining Corp.);
•	a portfolio of 21 additional NSRs on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion; and
•	approximately $3 million in cash.

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

Azucar compensates the Company 8% (2023 – 5%) of the Company’s actual monthly cost of rent for any shared facilities, and 8% (2022 – 5%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

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

Almadex compensates the Company 66% (2023 – 66%) of the Company’s actual monthly cost of rent for any shared facilities, and 66% (2023 – 66%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

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

B.        Business Overview

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company is also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico. The Company has not generated any revenues from operations.

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

C.        Organizational Structure

The Company currently has two wholly-owned (direct or indirect) subsidiaries. These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

D.        Property, Plants and Equipment

Company’s Principal Property

The Tuligtic Project located in Puebla, Mexico, which hosted the Company’s Ixtaca discovery made in 2010, was previously owned by the Company.

The Tuligtic property consisted of two mineral concessions (“the “Concessions”). The Company applied for the Concessions in 2002 and 2008, which were granted in 2003 and 2009, respectively. The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd (‘’Almadex”). The Concessions covered approximately 14,000 Hectares, including certain endowed lands of the Ejido Tecoltemi (“Ejido”), which comprise approximately 330 Hectares.

The Company’s work on the project is detailed in the Amended S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project as filed on EDGAR on September 28, 2023. Since the acquisition of the Concessions, the Company has capitalized acquisition costs of $11,308,721 and deferred exploration costs of $52,514,758 net of impairments write downs and recoveries.

In March, 2015, the Ejido declared itself Indigenous and in April, 2015, filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

The Ejido in question is a small, remote mountain village of approximately 150 residents, located at an altitude of 2,569 meters, a higher elevation than the Project. It is situated entirely outside the Project’s “area of influence” as defined in the Company’s environmental permit application of February, 2019, approximately 45 minutes to an hour by car from the Project site. The Ejido lands cover an area of approximately 330 hectares, in the southeastern portion of the mineral concessions which were owned by the Company and which underpinned the Project. The Lawsuit was supported by internationally funded non-governmental organizations.

Upon learning of the Lawsuit, Almaden immediately sought to relinquish approximately 7,000 hectares of its mineral title area including the portion overlapping with the Ejido lands, believing that this would address the Ejido’s concerns. The reduced title area was confirmed by the Mexican mining authorities in 2017. However, the Ejido appealed this reduction, and in late 2020 the Mexican courts confirmed that the Company was obligated to continue in its possession of the larger title area.

In 2018, President Lopez-Obrador (“AMLO”) came into power in Mexico. The AMLO regime is widely recognized as having been hostile to the mining industry, in particular foreign mining companies that owned or sought to develop mining projects in Mexico.

In 2022, Mexico’s Supreme Court (“SCJN”) ruled on the Lawsuit. In effect, the SCJN ruling concluded that the Mexican mining law was not unconstitutional, but that the Mexican mining authority (“Economia”) had improperly issued the Claimants’ mineral titles as it had not incorporated Mexico’s Indigenous consultation obligations into the mineral title issuance procedures. The SCJN required that the Company’s two mineral titles be suspended, in order that the Company’s mineral title applications, originally made in 2002 and 2008 and approved in 2003 and 2009, could be reissued by Economia after it complied with its Indigenous consultation obligations.

The rights endowed by the Company’s mineral titles were suspended in June, 2022, and the Company began working cooperatively with Economia to facilitate what it thought would be the first ever Indigenous consultation in Mexico in respect of the granting of mineral titles. In October, 2022 however, the head of Economia was replaced and the Company’s access to Economia ceased.

In February, 2023 Economia filed a notice with the courts charged with implementing the SCJN decision, seeking to deny the two mineral title applications retroactively. The notice claimed that the applications contained alleged de minimis technical faults, despite Economia’s acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging such de minimis technical faults in the mineral title applications, Economia breached Mexican domestic law and international law to deny arbitrarily and pre-emptively the grant of the mineral titles and thereby avoid the Indigenous consultation ordered by the SCJN. Such consultation would have been welcomed by both the Company and community members living in the area of influence of the Project.

Despite the legal appeals of the Company and surrounding community members that Indigenous consultation should proceed, the Mexican courts endorsed Economia’s position. Therefore, the mineral rights underpinning the Project were definitively cancelled and reverted to the Government of Mexico, and Indigenous consultation never occurred.

Due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property, the Company recorded an impairment of acquisition costs of $11,308,720 and deferred exploration costs of $52,514,758 during the year ended December 31, 2023.

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

The Company has now commenced arbitration proceedings (the “Claim”) against Mexico under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). In March, 2025 the Company filed its memorial documentation (“Memorial”) pursuant to this arbitration, which outlines how Mexico breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively and arbitrarily terminated the Company’s mineral concessions. Specifically, the Memorial demonstrates how Mexico (i) unlawfully expropriated the Claimants’ protected investments without any compensation; (ii) failed to accord the Claimants’ protected investments fair and equitable treatment; and (iii) unlawfully discriminated against the Claimants and their protected investments.

As further explained in the Company’s June 27, 2024 press release, Almaden is pursuing this Claim together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Prior to the illegal acts of Mexico which resulted in the complete loss of the investment, Almaden held 100% of the Ixtaca precious metals project in Mexico (the “Project”), while Almadex held a 2.0% NSR royalty on the Project.

International Arbitration Claim

The Claim is being prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”).

Almaden initiated the six-month consultation period required under the CPTPP on December 13, 2023. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the Company’s investment dispute. The Company filed notice of its intention to submit a claim to arbitration against Mexico under the CPTPP on March 14, 2024, triggering a 90-day notice period prior to filing. The Company announced the filing of its claim on June 17, 2024.

The following key milestones were met during 2024 after the filing of the Request for Arbitration:

•	Each of the Company and Mexico appointed an arbitrator to the three-person arbitration panel (the “Tribunal”);

•	The third and presiding arbitrator was also appointed, and the Tribunal duly constituted. The place of the arbitration is Washington, D.C.;
•	The Tribunal held its first session with the Company and Mexico on November 20, 2024;
•	The Company engaged a quantum expert to assess the damages relating to the Claim;
•	The Company and its legal representatives continued in the document analysis and interviews with pertinent personnel and experts necessary for the preparation of a Memorial filing.

The Company filed its Memorial in March 2025. Based on a valuation by the independent quantum expert, the Memorial outlines that the Claimants are seeking damages of US$1.06 billion, in the aggregate. This number will be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

As noted above, Almaden is pursuing this Claim together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Pursuant to a Litigation Management Agreement (“LMA”) described in the June 27, 2024 press release, the Company and its Mexican subsidiary have agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings. Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex remains a party to the arbitration and continues in its cooperation and support of the process. Should the Claim result in an award of damages, the pro rata portion of those damages, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro rata share of the costs of pursuing the legal claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for Almaden’s management of the claim proceedings.

In addition, on June 27, 2024 the Company announced that it had agreed with Almadex to extend the maturity of the gold loan (see press release of May 14, 2019) from March 31, 2026 to the earlier of March 31, 2030 or the receipt by Almaden or its subsidiary of any amount relating to its legal claims against Mexico.

In return for this amendment, in addition to its obligation to repay the gold loan, Almaden agreed to pay Almadex 2.0% of the gross amount of any Claim Proceeds that Almaden may receive as a result of the Claims, such repayment to be subordinate to amounts due under the LFA, and any additional legal and management costs.

To provide funding for the arbitration proceedings, Almaden has entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims, as well as some corporate operating expenses as may be required. Should the Claims result in the Claim Proceeds, the Funder shall be entitled to the return of its funding capital outlay, plus up to the greater of 2.5x the funding capital outlay or 30% of the Claim Proceeds. The actual return to the Funder may be lower than the foregoing amounts depending on how quickly the Claim is resolved. As at December 31, 2024, cumulative legal and arbitration costs covered by the LFA totaled US$1,373,960.

The Claimants’ legal counsel for this arbitration are Boies, Schiller, Flexner, LLP, and RíosFerrer + Gutiérrez, S.C.

While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

Upcoming / Outlook

Almaden has access to sufficient funding to conduct its anticipated operations for the next fiscal year.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2024, 2023, and 2022 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits. The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 8% (2023 – 5%) and 66% (2023 – 66%), respectively, of the Company’s actual monthly overhead costs including any shared personnel fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex. The Administrative Services Agreements had an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2024 compared to Fiscal 2023

For Fiscal 2024, the Company recorded a comprehensive loss of $2,875,061, or $0.02 per common share, compared to a comprehensive loss of $64,148,145, or $0.47 per common share, for Fiscal 2023. The decrease in comprehensive loss of $61,273,084 was primarily a result of a $2,292,382 decrease in operating expenses and the one-time $62,070,910 loss related to the impairment of the Tuligtic Project in fiscal 2023.

The Company has no revenue from mining operations. Other loss of $280,914 (Fiscal 2023 – $62,351,824) during Fiscal 2024 relates primarily the loss on derecognition of gold loan payable of $372,941 (Fiscal 2023 - $Nil) due to the settlement of the gold loan from Almadex to extend the maturity date to March 31, 2030 and the fair value adjustments on gold loan payable of $1,199,904 (Fiscal 2023 - $538,975) from the revised valuation made during 2024. Another contributing factor is the unrealized foreign exchange loss on gold loan payable of $600,749 (Fiscal 2024) compared to an unrealized foreign exchange gain on gold loan payable of $55,949 (Fiscal 2023).

The Company has an administrative services agreement with these two companies whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During Fiscal 2024, the Company had an increase in administrative services fees earned from Azucar of $117,868 (Fiscal 2023 - $75,853), and a decrease in administrative service fees from Almadex of $1,040,186 (Fiscal 2023 - $1,346,494) due to operational activities within each company.

Operating expenses were $2,594,147 during Fiscal 2024 (Fiscal 2023 - $4,886,529). Certain operating expenses were reported on a gross basis and recovered through other income from the Administrative Service Agreements. The decrease in operating expenses of $2,292,382 is mainly due to a decrease of $810,150 from a stock option grant in Fiscal 2024 compared to Fiscal 2023 in share-based payments. Another contributing factor to a decrease in operating expenses is the decrease in professional fees of $794,717 during Fiscal 2024, compared to Fiscal 2023 due to the reduction of consulting needs in Mexico as the Company no longer owns the Tuligtic Property.

Fiscal 2023 compared to Fiscal 2022

For Fiscal 2023, the Company recorded a comprehensive loss of $64,148,145, or $0.47 per common share, compared to a comprehensive loss of $11,838,257, or $0.09 per common share, for Fiscal 2022. The decrease in comprehensive loss of $52,309,888 was primarily a result of a $529,899 decrease in operating expenses offset by a $57,271,180 increase in other loss.

The Company has no revenue from mining operations. Other loss of $62,351,824 (Fiscal 2022 – $5,080,644) during Fiscal 2023 relates primarily to the impairment of exploration and evaluation assets of $63,823,478 (2022 – $Nil) from Tuligtic property, the mill equipment the impairment of property, plant and equipment of $Nil (Fiscal 2022 – $7,441,293) from the mill equipment, the revaluation of the unrealized gain on warrant liability of $102,787 (Fiscal 2022 – $520,503). The impairment of exploration and evaluation assets is due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property. The impairment of the mill equipment is the result of management’s assertion that the fair value of the Rock Creek Mill has decreased during storage in Nome, Alaska. The change in unrealized gain on warrant liability is due to the decrease in the Company’s share price to calculate the fair value using the Black-Scholes option pricing model.

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

Operating expenses were $4,886,529 during Fiscal 2023 (Fiscal 2022 - $5,416,428). Certain operating expenses were reported on a gross basis and recovered through other income from the Administrative Service Agreements. The decrease in operating expenses of $529,899 is mainly due to a decrease of $667,950 from a stock option grant in Fiscal 2023 compared to Fiscal 2022 in share-based payments.

B.       Liquidity and Capital Resources

As at December 31, 2024, the Company’s working capital position was $4,419,904. Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

To help fund its arbitration against Mexico, Almaden has entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that Claim Proceeds are recovered from Mexico, with such repayment being a contingent entitlement to the Claim Proceeds. As at December 31, 2024, cumulative legal and arbitration costs covered by the LFA totaled US$1,373,960.

Subsequent to the end of the 2024 fiscal year, the Company entered into a definitive agreement to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000, with 15% of the purchase price payable as a commission by Almaden to an equipment sales broker. The transaction is subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement (paid on March 13, 2025).
•	US$3,000,000 shall be paid upon verification of transport scheduling (paid on April 3, 2025).
•	US$2,000,000 shall be paid following the final inspection.
•	US$2,700,000 shall be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

Under the Administrative Services Agreements between the Company and each of Azucar and Almadex the Company provides management services to Azucar and Almadex. Azucar compensates the Company 8% (2023 – 5%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 66% (2023 – 66%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 74% (2023 – 71%) of the contractual compensation amounts for the Chair, Chief Executive Officer (the “CEO”), CFO and Executive Vice-President.

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

Management believes that the Company’s cash resources are sufficient to meet its working capital requirements for its next fiscal year, but the Company may decide to raise additional funds through the sale of equity in Fiscal 2025 depending upon its needs and market conditions.

Fiscal 2024

At the end of Fiscal 2024, the Company had working capital of $4,419,904 including cash and cash equivalents of $3,155,750 compared to working capital of $4,830,735, including cash and cash equivalents of $4,245,983 at the end of Fiscal 2023. The decrease in working capital of $410,831 is due to cash balances being used for expenditures in legal matters, exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $8,291,387 at the end of Fiscal 2024 compared to $5,936,222 at the end of Fiscal 2023 that relates to long term liabilities relate to long-term portion of lease liabilities of $163,124 (Fiscal 2023 - $277,104) for office lease, gold loan payable of $8,128,263 (Fiscal 2023 - $5,659,118) entered with Almadex on May 14, 2019.

Net cash used in operating activities during Fiscal 2024, was $902,436 (Fiscal 2023 - $1,483,006), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2024, was $56,702 (Fiscal 2023 - $801,290) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used in financing activities during Fiscal 2024, was $131,095 (Fiscal 2023 - $127,797).

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

The Company has long term liabilities of $5,936,222 at the end of Fiscal 2023 compared to $8,456,558 at the end of Fiscal 2022 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca Project of $Nil (Fiscal 2022 - $3,090,208). Other components of long term liabilities relate to long-term portion of lease liabilities of $277,104 (Fiscal 2022 - $377,635) for office lease, gold loan payable of $5,659,118 (Fiscal 2022 - $4,885,928) entered with Almadex on May 14, 2019, and warrant liability of $Nil (Fiscal 2022 - $102,787) for the warrants issued pursuant to the registered direct offering on March 18, 2021.

Net cash used in operating activities during Fiscal 2023, was $1,483,006 (Fiscal 2022 - $1,653,398), after adjusting for non-cash activities.

Net cash used in investing activities during Fiscal 2023, was $801,290 (Fiscal 2022 - $1,728,846) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used in financing activities during Fiscal 2023, was $127,797 (Fiscal 2022 - $130,056).

C.       Research and Development, Patents and Licenses

The Company has not conducted any Research and Development activities for the last three years, nor is it dependent upon any patents or licenses.

D.       Trend Information

Mexico’s gold and silver exploration and development industry has great potential but also poses formidable challenges, even for economically sound projects rooted in responsible mining practices. As the world’s top silver producer and a major gold supplier, Mexico benefits from gold’s appeal as a safe-haven asset amid economic uncertainties and silver’s growing industrial role in solar panels, electric vehicles, and 5G technology, driven by the energy transition.

However, Mexico’s mining regulatory landscape is currently unpredictable making the long-term investment necessary for mineral exploration and development increasingly risky relative to some other jurisdictions. While robust projects with politically favourable characteristics will likely continue to be supported, generally speaking, capital will seek out opportunities with lower jurisdictional risk. This is likely to drive up the cost of financing the various initiatives required for mining exploration and development in Mexico.

E.       Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

Table No. 1 lists the directors of the Company as of April 29, 2025. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Table No. 1

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, B.C. Canada	84	February 1, 2002(4)
Morgan Poliquin, B.C. Canada	53	February 1, 2002(4)
Kevin O’Kane(1)(2)(3) MB. Canada	65	March 31, 2021
Alfredo Phillips(1)(2)(3) CDMX, Mexico	63	March 31, 2021
Ria Fitzgerald(1)(2)(3) B.C. Canada	46	June 29, 2021

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999. Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

Table No. 2 lists the Executive Officers of the Company as of April 29, 2025. The Executive Officers serve at the pleasure of the Board, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents British Columbia, Canada and citizens of Canada.

Table No. 2

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chair of the Board	84	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	53	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	59	May 30, 2011
Douglas McDonald	Executive Vice-President	56	September 22, 2014
John A. Thomas	Vice-President, Project Development	77	September 9, 2019

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

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. Most recently, he served as the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. In October 2023, he started advising Argonaut Gold on the sale of their Mexican assets and permitting needs until the purchase of the assets by Heliostar in October of 2024. He also advised NewGold on a program to build their reputation as a world-class mine closure for their San Luis Potosí Cerro San Pedro project. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest steel producer, and in a similar capacity for Torex Gold for close to seven years. Mr. Phillips is a member of the new Mining Commission of the Canadian Chamber of Commerce and was, until recently, Vice president of the Mining Task Force (previously President of the same Task Force). He continues to serve on the Board of the Chamber and was the founding Chairman of the Guerrero Mining Cluster in 2016. He is also currently Vice-Rector for Student Attraction, Marketing, and Communications at a new Liberal Arts College, Universidad de la Libertad in Mexico City, where he also teaches Expressive Clarity, Smart Skills (Behavioral Economics), and Leadership and High Performing Teams. He also serves on the board of directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE) and Naturalia AC, an environmental NGO (partnering with the Nature Conservancy and the US National Park Service-Borderlands Restoration Network). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master’s in Public Administration from the Kennedy School of Government at Harvard University

Ria Fitzgerald is a business development consultant with over twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in the mining, infrastructure, and renewable power sectors, her principal occupation during the preceding five years. She is currently the Director of Mining at Solvest Inc., a renewable energy company. Ms. Fitzgerald has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. She has also supported mining companies in providing strategic analysis regarding mergers & acquisitions, and financings. Ms. Fitzgerald’s most recent experience is in project development and financing for sustainable and renewable energy projects at mines and remote communities with a focus on collaborative partnerships between the mines and the local communities. Ms. Fitzgerald holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction in finance and holds both the Chartered Financial Analyst designation and the Certificate in ESG Investing from the CFA Institute.

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

Douglas McDonald holds a Bachelor of Commerce degree and an M.A.Sc. specializing in mineral economics from the University of British Columbia and has over 25 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar and Almadex, of which he is also a director and the Executive Vice-President, his principal occupation during the preceding five years.

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2024:

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

During Fiscal 2024, the Chair was remunerated at his base salary of $144,000 per annum, and the CEO was remunerated at his base salary of $345,000 per annum. The CEO’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Subsequently, both the CEO’s and Chair’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite. On September 1, 2022, the Chair agreed to forfeit $177,200 of the total $256,000 unpaid deferred salary. The remaining amount of $78,800 was paid on December 15, 2022.

During Fiscal 2024, the CFO and the Executive Vice-President were remunerated at their base salary of $250,000 CAD and $250,000 CAD, respectively. Each of the CFO’s and Executive Vice-President’s employment agreements have indefinite terms.

Under Administrative Services Agreements between the Company and each of Azucar and Almadex, the Company provides management services to Azucar and Almadex. Azucar compensates the Company 8% (2023 – 5%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 66% (2023 – 66%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 74% (2022 – 71%) of the contractual compensation amounts for the Chair, CEO, CFO and Executive Vice-President.

All non-management Directors are compensated $30,000 (2023 - $30,000) yearly. The Chair of the Audit Committee and the Chair of the Compensation Committee are compensated an additional $10,000 (2023 - $10,000) and $5,000 (2023 - $5,000) per year respectively. The Chair of the Nominating and Corporate Governance Committee is not compensated (2023 - $Nil). The Compensation Committee also recommended that, with respect to Director stock options, up to 800,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 3 below, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2024 was $391,250 (Fiscal 2023 - $588,895) after recovery by the Company of 74% (2023 - 71%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 3

Summary Compensation Table

Annual Compensation					Long-Term Compensation Awards				Total
					Restricted	Options/
Name,	Fiscal			Other Annual	Stock	SARS	LTIP	All Other	Total
Principle Position and	Year	Salary	Bonus	Compensation*	Awards	Granted	Payouts	Compensation	Compensation
Jurisdiction of Residence						(#)
Duane Poliquin	2024(1)(2)	$18,000	Nil	Nil	Nil	Nil	Nil	Nil	$18,000
Chair of the Board &	2023(1)(2)	$21,600	Nil	$103,500	Nil	915,000	Nil	Nil	$125,100
Director, B.C, Canada	2022(1)(2)	$55,354	Nil	$173,000	Nil	800,000	Nil	Nil	$228,354
Morgan Poliquin	2024(1)(2)	$34,500	Nil	Nil	Nil	Nil	Nil	Nil	$34,500
President, CEO	2023(1)(2)	$38,813	$11,644	$113,500	Nil	865,000	Nil	Nil	$163,957
& Director, B.C, Canada	2022(1)(2)	$132,618	$33,638	$481,250	Nil	2,075,000	Nil	Nil	$647,506
Elaine Ellingham(6)	2024	Nil	Nil	Nil	Nil	Nil	Nil	$20,000(3)(4)	$20,000
Director, ON, Canada	2023	Nil	Nil	$66,000	Nil	450,000	Nil	$40,000(3)(4)	$106,000
	2022	Nil	Nil	$86,000	Nil	350,000	Nil	$40,000(3)(4)	$126,000
Kevin O’Kane	2024	Nil	Nil	Nil	Nil	Nil	Nil	$30,000(3)	$30,000
Director, B.C, Canada	2023	Nil	Nil	$81,000	Nil	550,000	Nil	$30,000(3)	$111,000
	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$30,000(3)	$85,000
Alfredo Phillips	2024	Nil	Nil	Nil	Nil	Nil	Nil	$32,500(3)(5)	$32,500
Director, CDMX, Mexico	2023	Nil	Nil	$81,000	Nil	550,000	Nil	$35,000(3)	$116,000
	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$40,000(3)	$95,000
Ria Fitzgerald	2024	Nil	Nil	Nil	Nil	Nil	Nil	$37,500(3)(4)(5)	$37,500
Director, B.C, Canada	2023	Nil	Nil	$66,000	Nil	550,000	Nil	$35,000(3)(5)	$101,000
	2022	Nil	Nil	$55,000	Nil	250,000	Nil	$35,000(3)(5)	$90,000
Korm Trieu	2024(1)(2)	$68,750	Nil	Nil	Nil	Nil	Nil	Nil	$68,750
Chief Financial Officer,	2023(1)(2)	$75,000	$26,250	$76,000	Nil	540,000	Nil	Nil	$177,250
B.C, Canada	2022(1)(2)	$96,100	$22,500	$154,700	Nil	605,000	Nil	Nil	$273,300
Douglas McDonald	2024(1)(2)	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
Executive Vice President	2023(1)(2)	$150,000	$75,000	$73,000	Nil	525,000	Nil	Nil	$298,000
B.C, Canada	2022(1)(2)	$96,100	$48,125	$152,350	Nil	625,000	Nil	Nil	$296,575
John A. Thomas (7)	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vice President, Project	2023	$50,588	Nil	$42,000	Nil	300,000	Nil	Nil	$92,588
Development, B.C, Canada	2022	$60,000	Nil	Nil	Nil	Nil	Nil	Nil	$60,000

*	Other Annual Compensation is the fair value of options granted calculated using the Black-Scholes option pricing model at grant date.
(1)	Azucar has compensated the Company, 13% during Fiscal 2022, 5% during Fiscal 2023, and 8% during Fiscal 2024 of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 13%, 5% or 8% from Azucar.
(2)	Almadex has compensated the Company, 49% during Fiscal 2022, 66% during Fiscal 2023 and 66% during Fiscal 2024 of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 49%, 66% or 66% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chair’s fees.
(5)	Compensation Committee Chair’s fees.
(6)	Elaine Ellingham ceased to be a Director of the Company on June 26, 2024.
(7)	John A. Thomas is compensated at a rate of $5,000 per month pursuant to his Independent Contractor Agreement dated July 1, 2019. Effective December 1, 2023, Mr. Thomas has agreed suspend his fees until further notice.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chair

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with TSX guidelines and cannot be less than the Market Price on the date of the grant. Market Price is the volume weighted average trading price of the Company’s shares on the TSX for the five trading days immediately preceding the date of the grant. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2024, Fiscal 2023 and Fiscal 2022 vested on the date granted. Under the requirements of the TSX, all unallocated options under the Plan must be approved by the Board, including a majority of the unrelated directors, and by the shareholders every three years after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval. The Plan received its triennial approval in Fiscal 2023.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of April 29, 2025 are set forth in Table No. 4, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 4

Stock Options Outstanding

Name	# Options Outstanding & Exercisable	Exercise Price CDN$	Expiry Date
Duane Poliquin	500,000	0.33	06/10/2027
Chair of the Board & Director	200,000	0.30	10/04/2027
	100,000	0.33	12/16/2027
	350,000	0.16	7/10/2028
	265,000	0.18	9/19/2028
Morgan Poliquin	375,000	0.38	03/07/2027
President, Director &	1,200,000	0.33	06/10/2027
Chief Executive Officer	200,000	0.30	10/04/2027
	300,000	0.33	12/16/2027
	250,000	0.30	02/14/2028
	600,000	0.16	7/10/2028
	315,000	0.18	9/19/2028

Alfredo Phillips	250,000	0.33	06/10/2027
Director	500,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Kevin O’Kane	250,000	0.33	06/10/2027
Director	500,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Ria Fitzgerald	250,000	0.33	06/10/2027
Director	550,000	0.16	07/10/2028
Korm Trieu	250,000	0.38	03/07/2027
Chief Financial Officer &	225,000	0.33	06/10/2027
Corporate Secretary	100,000	0.30	10/04/2027
	30,000	0.33	12/16/2027
	125,000	0.30	02/14/2028
	200,000	0.26	04/03/2028
	100,000	0.16	07/10/2028
	115,000	0.18	09/19/2028
Douglas McDonald	250,000	0.38	03/07/2027
Executive Vice President	20,000	0.33	06/10/2027
	100,000	0.30	10/04/2027
	255,000	0.33	12/16/2027
	75,000	0.30	02/14/2028
	250,000	0.26	04/03/2028
	100,000	0.16	07/10/2028
	100,000	0.18	09/19/2028
John A. Thomas	150,000	0.30	02/14/2028
Vice President, Project Development	150,000	0.18	09/19/2028
Total Directors/Officers (8 persons)	9,650,000
Total Employees/Consultants (8 persons)	1,985,000
Total Directors/Officers/Employees/Consultants	11,635,000

No funds were set aside or accrued by the Company during Fiscal 2024 to provide pension, retirement or similar benefits for directors or executive officers.

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

In the Fiscal year ended December 31, 2024 there were seven (7) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 5 indicates the number of meetings attended by each director.

Table No. 5

Meetings Attended

Director	Attended	Meetings
Duane Poliquin	7	7
Morgan Poliquin	7	7
Alfredo Phillips	7	7
Kevin O’Kane	7	7
Ria Fitzgerald	7	7

All directors of the Company attended all Board meetings held after they were appointed to the Board.

The Chair is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2024, seven (7) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines and the requirements and policies of NYSE American Company Guide Rules. The current Board is composed of five members. The Board has determined that a majority of directors, namely 3 directors, are independent - Kevin O’Kane, Alfredo Phillips and Ria Fitzgerald. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chair and CEO/President of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian Securities Administrators’ National Instrument NI 52-110 - Audit Committees (“NI 52-110”) and NYSE American Exchange Company Guide Rules.

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

The members of the Audit Committee are Kevin O’Kane, Ria Fitzgerald and Alfredo Phillips, all of whom are independent (on the basis determined as set forth above) and “financially literate” within the meaning of NI 52-110, in that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The members of the Audit Committee have the respective education and experience set out below that is relevant to the performance of such member’s responsibilities as an Audit Committee member:

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

Alfredo Phillips is a seasoned business executive in the Mexican mining industry and has held senior executive positions at various private and government organizations. Mr. Phillips has a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a master’s in public administration from the Kennedy School of Government at Harvard University.

The Audit Committee met four (4) times during Fiscal 2024.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Ria Fitzgerald , Kevin O’Kane, and Alfredo Phillips. The Nominating and Corporate Governance Committee met four (4) times during Fiscal 2024. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Alfredo Phillips , Kevin O’Kane, and Ria Fitzgerald. The Compensation Committee met four (4) times during Fiscal 2024 with Alfredo Phillips, Kevin O’Kane and Ria Fitzgerald attending all four (4) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

Policies Regarding the Representation of Women on the Board

There is currently one women on the Company’s Board representing 20% of the Board. The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board will consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Annual Report, one of the Company’s directors (representing 20% of the Company’s five directors) are and none of the Company’s executive officers are women.

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

D.       Employees

As of December 31, 2024 and continued through to April 29, 2025, the Company operated with seven people in Canada, of which five are administrative personnel and two are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

E.       Share Ownership

Table No. 6 lists, as of April 29, 2025, directors and executive officers who beneficially own the Company's voting securities (Common Shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 6

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,873,136(1)(9)	3.52%
Common	Morgan Poliquin	5,001,893(2)(9)	3.56%
Common	Kevin O’Kane	800,000(3)	0.58%
Common	Alfredo Phillips	800,000(4)	0.58%
Common	Ria Fitzgerald	800,000(5)	0.58%
Common	Korm Trieu	1,225,144(6)	0.89%
Common	Doug McDonald	1,274,401(7)	0.92%
Common	John A. Thomas	300,000(8)	0.22%
	Total Directors/Officers as group	15,074,574	10.85%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 800,000 represent currently exercisable stock options.
(4)	Of these shares 800,000 represent currently exercisable stock options.
(5)	Of these shares 800,000 represent currently exercisable stock options.
(6)	Of these shares 1,145,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(7)	Of these shares, 1,150,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(8)	Of these shares 300,000 represent currently exercisable stock options.
(9)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of April 29, 2025 and stock options and warrants exercisable within 60 days held by each beneficial owner.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.       Major Shareholders

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 7 lists, as of April 29, 2025, the only persons or companies beneficially owning more than 5% of the Company’s voting securities (Common Shares).

Table No. 7

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,873,136(1)(3)	3.52%
Common	Morgan Poliquin	5,001,893(2)(3)	3.56%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with SEDI, Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares.

*Based on 137,221,408 shares outstanding as of April 29, 2025 and stock options and warrants exercisable within 60 days held by each beneficial owner.

The Company's common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 28, 2025, the shareholders' list for the Company’s common shares showed 206 registered shareholders, including depositories, and 137,221,408 shares outstanding. 172 of these registered shareholders are U.S. residents, owning 38,492,779 shares representing 28% of the issued and outstanding common shares. 23 of these registered shareholders are Canadian residents, owning 93,883,250 shares representing 68% of the issued and outstanding common shares. 11 of these registered shareholders are of other countries, owning 4,845,379 shares representing 4% of the issued and outstanding common shares.

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

Key management includes members of the Board, the Chair, the President and CEO, the CFO, the Executive Vice President and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 8% (2023 – 5%, 2022 – 13%) of executive officer compensation from Azucar and 66% (2023 – 66%, 2022 – 49%) of executive officer compensation from Almadex:

	March 31, 2025	December 31, 2024	December 31, 2023		December 31, 2022
Professional fees	$-	$-	$50,588		$60,000
Salaries and benefits (1)	65,350	271,250	398,307	(2)	484,435	(1)
Share-based payments	-	-	702,000		1,212,300
Directors’ fees	26,250	120,000	140,000		145,000
	$91,600	391,250	1,290,895		1,901,735

(1)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.
(2)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2024, the Company received $117,868 (2023 - $75,853; 2022 - $185,068) from Azucar for administrative services fees included in other income and received $1,040,186 (2023 - $1,346,494; 2022 - $1,191,360) from Almadex for administrative services fees included in other income.

At December 31, 2024, included in accounts receivable is $29,170 (2023 - $7,005) due from Azucar and $193,155 (2023 - $369,045) due from Almadex in relation to expenses recoveries.

(c)       Other related party transactions

During the year ended December 31, 2024, the Company employed the Chair’s daughter for a salary of $41,300 less statutory deductions (2023 - $45,300; 2022 - $48,800) for marketing and administrative services provided to the Company.

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

Legal Proceedings

In March, 2015, an ejido community (“Ejido”), declared itself Indigenous and in April, 2015, filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

The Ejido in question is a small, remote mountain village of approximately 150 residents, located at an altitude of 2,569 meters, a higher elevation than the Project. It is situated entirely outside the Project’s “area of influence” as defined in the Company’s environmental permit application of February, 2019, approximately 45 minutes to an hour by car from the Project site. The Ejido lands cover an area of approximately 330 hectares, in the southeastern portion of the mineral concessions which were owned by the Company and which underpinned the Project. The Lawsuit was supported by internationally funded non-governmental organizations.

Upon learning of the Lawsuit, Almaden immediately sought to relinquish approximately 7,000 hectares of its mineral title area including the portion overlapping with the Ejido lands, believing that this would address the Ejido’s concerns. The reduced title area was confirmed by the Mexican mining authorities in 2017. However, the Ejido appealed this reduction, and in late 2020 the Mexican courts confirmed that the Company was obligated to continue in its possession of the larger title area.

In 2018, President Lopez-Obrador (“AMLO”) came into power in Mexico. The AMLO regime is widely recognized as having been hostile to the mining industry, in particular foreign mining companies that owned or sought to develop mining projects in Mexico.

In 2022, Mexico’s Supreme Court (“SCJN”) ruled on the Lawsuit. In effect, the SCJN ruling concluded that the Mexican mining law was not unconstitutional, but that the Mexican mining authority (“Economia”) had improperly issued the Claimants’ mineral titles as it had not incorporated Mexico’s Indigenous consultation obligations into the mineral title issuance procedures. The SCJN required that the Company’s two mineral titles be suspended, in order that the Company’s mineral title applications, originally made in 2002 and 2008 and approved in 2003 and 2009, could be reissued by Economia after it complied with its Indigenous consultation obligations.

The rights endowed by the Company’s mineral titles were suspended in June, 2022, and the Company began working cooperatively with Economia to facilitate what it thought would be the first ever Indigenous consultation in Mexico in respect of the granting of mineral titles. In October, 2022 however, the head of Economia was replaced and the Company’s access to Economia ceased.

In February, 2023 Economia filed a notice with the courts charged with implementing the SCJN decision, seeking to deny the two mineral title applications retroactively. The notice claimed that the applications contained alleged de minimis technical faults, despite Economia’s acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging such de minimis technical faults in the mineral title applications, Economia breached Mexican domestic law and international law to deny arbitrarily and pre-emptively the grant of the mineral titles and thereby avoid the Indigenous consultation ordered by the SCJN. Such consultation would have been welcomed by both the Company and community members living in the area of influence of the Project.

Despite the legal appeals of the Company and surrounding community members that Indigenous consultation should proceed, the Mexican courts endorsed Economia’s position. Therefore, the mineral rights underpinning the Project were definitively cancelled and reverted to the Government of Mexico, and Indigenous consultation never occurred.

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

The Claimants filed their Request for Arbitration in June, 2024, and the three-person arbitration panel has now been formed. Almaden filed its memorial documentation in March, 2025.

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

Item 9. Offer and Listing of Securities

A.       Offer and Listing Details

The Company's common shares trade on TSX in Toronto, Ontario, Canada having the symbol "AMM,” and until early April, 2024 on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107. On April 5, 2024 the Company announced that it had delisted from the NYSE American stock exchange, and its common shares began trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF”.

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

Gold Loan Agreement dated as of May 14, 2019 between the Company (the “Borrower”) and Almadex (the “Lender”). Almaden may borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, the Lender will sell the requested gold and send the proceeds in US dollars to the Borrower. Interest will be at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2026 as the Borrower provided written notice to the Lender on March 12, 2024 to extend the maturity date. Furthermore, the Company agreed with Almadex to extend the maturity of the gold loan from March 31, 2026 to the earlier of March 31. 2030, or the receipt by Almaden or its subsidiary of any Claim Proceeds. In return for this amendment, in addition to its obligation to repay the gold loan, Almaden agreed to pay Almadex 2.0% of the gross amount of any Claim Proceeds that Almaden may receive as a result of the Claims, such repayment to be subordinate to amounts due under the LFA, and any additional legal and management costs.

Repayment of the Gold Loan may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of the Lender. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory Prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. The full text of the Gold Loan Agreement is filed as an exhibit to the 2020 Annual Report on Form 20- F filed with the Commission on March 26, 2021.

On March 3, 2025, the Company announced that it had entered into a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”).

Closing of the transaction is subject to certain conditions, including completion by the Purchaser of a final inspection, and is expected to occur on or prior to August 31, 2025. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.

•	US$3,000,000 shall be paid upon verification of transport scheduling (expected to take place on or around March 31, 2025).
•	US$2,000,000 shall be paid following the final inspection (expected to take place on or around April 30, 2025).
•	US$2,700,000 shall be paid when the assets are prepared for shipment (expected to take place on or around August 31, 2025), subject to adjustment based on the final inspection.

15% of the Purchase Price is payable as a commission by Almaden to an equipment sales broker.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold common shares of the Company as capital property for the purposes of the Canadian Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

This Annual Report and the Company’s recent Form 6-K filings can be viewed on the EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html. As well, additional information is contained in the Company’s Information Circular for its most recent annual meeting of security holders that involved the election of directors held on June 26, 2024 and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

H.       Subsidiary Information

Not applicable.

I.       Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $435,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $5,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $32,000.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2024. This evaluation was conducted under the supervision and with the participation of management, including the Company’s CEO and CFO. Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Ria Fitzgerald is the Company's audit committee financial expert. Ms. Fitzgerald has extensive business and financial experience. She has served in senior financial positions over the past 10 years and formerly serves as a director of another publicly traded mining company. Ms. Ellingham is independent as defined by Section 803(A) of the NYSE American Listing Standards.

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

Table No. 8

Principal Accountant Fees

	December 31, 2024	December 31, 2023
Audit fees	$65,000	$60,500
Audit-related fees	793	797
Tax fees	-	-
All other fees	-	-

Fiscal 2024 and Fiscal 2023 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As at year-end, 2024, the Company’s class of common shares the TSX. Under the rules of the TSX, listed companies are generally required to have a majority of their Board of Directors be “independent”. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 5 directors, of which 3 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on an US Exchange.

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

The Company currently manages our cybersecurity risk through our IT consultants in a variety of practices that are applicable to all users of our information technology and information assets, including our employees, vendors and contractors. The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including, without limitation, network and passwords protocols, required VPN access to our database systems, rotation of security measures and third-party firewalls and antivirus protections.

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

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 17, 2025

Consolidated statements of financial position at December 31, 2024 and 2023

Consolidated statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022

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

62

3.

Voting trust agreements. The Voting Trust Agreement dated December 17, 2009 between Ernesto Echavarria, as grantor, and Messrs Duane and Morgan Poliquin, as voting trustees.

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on April 1, 2014.

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

- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.

11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.
11.12	Secured Gold Loan Amendment Agreement dated June 26, 2024
11.13	Rock Creek Mill Purchase Agreement dated February 28, 2025
12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Jesse Aarsen as filed with the Commission on September 28, 2023
14.2	Amended S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project as filed with the Commission on September 28, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: April 29, 2025	By /s/Morgan Poliquin
Morgan Poliquin, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2024, 2023 and 2022

Almaden Minerals Ltd.

December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2024, 2023, and 2022, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023, and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Other Matter

As discussed in Note 19 to the consolidated financial statements, the 2023 consolidated statement of financial position and the 2023 and 2022 consolidated statements of comprehensive loss, cash flows, and changes in equity have been revised to correct the valuation of the gold loan payable.

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

March 17, 2025

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2024	December 31, 2023 (Revised – Note 19)
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	3,155,750	4,245,983
Gold in trust (Note 8)	1,491,281	1,082,801
Accounts receivable and prepaid expenses (Note 4)	311,319	453,640
Current assets	4,958,350	5,782,424

Non-current assets
Right-of-use assets (Note 5)	228,875	330,597
Property, plant and equipment (Note 6)	6,594,399	6,601,742
Exploration and evaluation assets (Note 7)	1	1
	6,823,275	6,932,340
TOTAL ASSETS	11,781,625	12,714,764

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a))	424,465	851,158
Current portion of lease liabilities (Note 5)	113,981	100,531
	538,446	951,689

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	163,124	277,104
Gold loan payable (Note 8)	8,128,263	5,659,118
	8,291,387	5,936,222
Total liabilities	8,829,833	6,887,911

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	23,356,523	23,356,523
Deficit	(161,445,385)	(158,570,324)
Total equity	2,951,792	5,826,853
TOTAL EQUITY AND LIABILITIES	11,781,625	12,714,764

Nature of operations (Note 1)

Commitments and contingencies (Note 18)

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 17, 2025.

They are signed on the Company’s behalf by:

/s/ Duane Poliquin	/s/ Ria Fitzgerald
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2024	2023 (Revised – Note 19)	2022 (Revised – Note 19)
Expenses	$	$	$
Professional fees (Note 11(a))	318,619	1,113,336	864,051
Salaries and benefits (Note 11(a))	1,377,903	1,811,073	1,923,952
Travel and promotion	22,529	50,120	107,869
Depreciation (Note 6)	8,671	11,166	14,424
Office and other (Note 11(b))	73,407	182,457	156,686
Amortization of right-of-use assets (Note 5)	101,722	101,722	106,791
Occupancy expenses (Note 5)	40,318	39,858	42,655
Interest expense on lease liabilities (Note 5)	30,565	39,502	47,379
Interest and standby fees on gold loan payable (Note 8)	295,551	290,164	278,948
Listing and filing fees	100,406	193,490	154,505
Insurance	104,456	103,491	96,068
Directors’ fees (Note 11(a))	120,000	140,000	145,000
Share-based payments (Note 10(d) and 11(a))	-	810,150	1,478,100
	2,594,147	4,886,529	5,416,428

Other income (loss)
Administrative services fees (Note 11(b))	1,158,054	1,422,347	1,376,428
Interest and other income	218,390	370,741	253,869
Impairment of property, plant and equipment (Note 6)	-	-	(7,441,293)
Impairment of exploration and evaluation assets (Note 7)	(55,374)	(63,823,478)	-
Fair value adjustments on gold loan payable (Note 8)	(1,199,904)	(538,975)	16,103
Unrealized gain (loss) on gold in trust (Note 8)	293,695	132,895	(6,518)
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	(600,749)	55,949	(344,786)
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	114,785	(24,491)	64,920
Unrealized gain on warrant liability (Note 9)	-	102,787	520,503
Gain on debt forgiveness (Note 11(a))	-	-	177,200
Loss on derecognition of gold loan payable (Note 8)	(372,941)	-	-
Foreign exchange gain (loss)	163,130	(49,599)	302,930
	(280,914)	(62,351,824)	(5,080,644)
Loss before income taxes	(2,875,061)	(67,238,353)	(10,497,072)
Deferred income tax recovery (expense) (Note 14)	-	3,090,208	(1,341,185)
Net loss for the year	(2,875,061)	(64,148,145)	(11,838,257)

Total comprehensive loss for the year	(2,875,061)	(64,148,145)	(11,838,257)

Basic and diluted net loss per share (Note 12)	(0.02)	(0.47)	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2024	2023 (Revised – Note 19)	2022 (Revised – Note 19)
	$	$	$
Operating activities
Net loss for the year	(2,875,061)	(64,148,145)	(11,838,257)
Items not affecting cash
Deferred income tax (recovery) expense	-	(3,090,208)	1,341,185
Depreciation	8,671	11,166	14,424
Amortization of right-of-use assets	101,722	101,722	106,791
Impairment of property, plant and equipment	-	-	7,441,293
Impairment of exploration and evaluation assets	55,374	63,823,478	-
Interest expenses on lease liability	30,565	39,502	47,379
Interest and standby fees on gold loan payable	295,551	290,164	278,948
Fair value adjustments on gold loan payable	1,199,904	538,975	(16,103)
Unrealized (gain) loss on gold in trust	(293,695)	(132,895)	6,518
Unrealized foreign exchange (gain) loss on gold loan payable	600,749	(55,949)	344,786
Unrealized foreign exchange (gain) loss on gold in trust	(114,785)	24,491	(64,920)
Unrealized gain on warrant liability	-	(102,787)	(520,503)
Loss on derecognition of gold loan payable	372,941	-	-
Share-based payments	-	810,150	1,478,100
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	142,321	(194,169)	(103,833)
Trade and other payables	(426,693)	601,499	(169,206)
Net cash used in operating activities	(902,436)	(1,483,006)	(1,653,398)
Investing activities
Property, plant and equipment – purchase	(1,328)	(2,037)	(47,056)
Exploration and evaluation assets – costs	(55,374)	(799,253)	(1,681,790)
Net cash used in investing activities	(56,702)	(801,290)	(1,728,846)
Financing activities
Repayment of lease liabilities	(131,095)	(127,797)	(130,056)
Net cash used in financing activities	(131,095)	(127,797)	(130,056)

Change in cash and cash equivalents	(1,090,233)	(2,412,093)	(3,512,300)
Cash and cash equivalents, beginning of year	4,245,983	6,658,076	10,170,376
Cash and cash equivalents, end of year	3,155,750	4,245,983	6,658,076

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital			Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2022 (Revised – Note 19)	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(82,583,922)	79,525,005
Share-based payments	-	-	1,478,100	-	1,478,100	-	1,478,100
Total comprehensive loss for the year (Revised – Note 19)	-	-	-	-	-	(11,838,257)	(11,838,257)
Balance, December 31, 2022	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(94,422,179)	69,164,848
Share-based payments	-	-	810,150	-	810,150	-	810,150
Total comprehensive loss for the year (Revised – Note 19)	-	-	-	-	-	(64,148,145)	(64,148,145)
Balance, December 31, 2023	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(158,570,324)	5,826,853
Total comprehensive loss for the year	-	-	-	-	-	(2,875,061)	(2,875,061)
Balance, December 31, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(161,445,385)	2,951,792

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
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

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets. As discussed in Note 7, title to the Company’s project was revoked by the Mexican government.

These consolidated financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2024, the Company had a working capital surplus of $4,419,904 (2023 – $4,830,735). The Company does not currently hold any revenue-generating properties and therefore continues to incur losses. The Company incurred a net loss for the year ended December 31, 2024, of $2,875,061 (2023 – $64,148,145 – Revised – Note 19; 2022 – $11,838,257 – Revised – Note 19) and negative cash flows from operations of $902,436 for the year ended December 31, 2024 (2023 – $1,483,006; 2022 – $1,653,398). As at December 31, 2024, the Company had an accumulated deficit of $161,445,385 (2023 – $158,570,324 – Revised – Note 19). The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and in the meantime, to obtain the necessary financing to repay its liabilities when they become due. Management estimates that there is sufficient working capital to sustain operations for the next twelve months. External financing will be sought to finance the operations of the Company and enable the Company to continue its efforts towards the exploration and development of its mineral properties. There can be no assurance that steps management is taking will be successful. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and such adjustments could be material.

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

2.	Basis of presentation (Continued)

(b)	Basis of preparation (Continued)

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2024.

(c)	Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

(d)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

Functional Currency

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

2.	Basis of presentation (Continued)

(d)	Significant accounting judgments and estimates (Continued)

Going Concern

o	Management makes an assessment about the Company’s ability to continue as a going concern by taking into the account the consideration of the various factors discussed in Note 1. Judgment is applied by management in determining whether or not the elements giving rise to factors that cause doubt about the ability of the Company to continue as a going concern are present.

Estimates

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f)); and
o	The estimated incremental borrowing rate used to calculate the lease liabilities.

3.	Material accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

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

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Gold loan payable is classified as FVTPL. Fair value is determined based on the market price of gold plus accrued interest.

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

The Company issued warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments.

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

Certain of the Company’s warrants were exercisable in a currency other than the functional currency of the Company. As a result, the fair value allocated to the warrant was recorded as a derivative financial liability with residual value being attributed to the equity unit. The fair value of the warrant was determined using the Black-Scholes Option Pricing Model and was marked to market at the end of each period. Upon exercise of the warrant, the fair value of the warrant at the date of exercise was transferred to share capital.

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

(n)	New accounting standards adopted

In October 2023, the IASB issued amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current and Noncurrent Liabilities with Covenants. These amendments increase the disclosure required to enable users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within 12 months. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. The Company determined that these amendments didn’t have a material effect on its consolidated financial statements.

(o)	New standards issued and not yet effective

The following new standards, amendments to standards and interpretations have been issued but are not effective during the year ended December 31, 2024.

On April 9, 2024, the IASB issued a new standard – IFRS 18, “Presentation and Disclosure in Financial Statements” with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	the structure of the statement of profit or loss;
•	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Adoption of IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. The Company is currently assessing the impact the new standard will have on its financial statements.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable (Note 11(b))	$239,265	$389,895
Prepaid expenses	72,054	63,745
Total	$311,319	$453,640

At December 31, 2024, the Company has recorded value added taxes of $53,883 (2023 - $164,189) included in exploration and evaluation assets, as the value added tax relates to the Tuligtic project and is expected to be recovered when the asset is sold (Note 7).

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

The continuity of lease liabilities for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Opening balance	$377,635	$465,930
Less: lease payments	(131,095)	(127,797)
Interest expense	30,565	39,502
	277,105	377,635
Less: current portion of lease liabilities	(113,981)	(100,531)
Long-term portion of lease liabilities	$163,124	$277,104

The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the year ended December 31, 2024 (2023 - $Nil; 2022 - $8,508) from this operating sublease was $Nil and is recorded in interest and other income.

The continuity of ROU assets for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Opening balance	$330,597	$432,319
Less: amortization of ROU assets	(101,722)	(101,722)
	$228,875	$330,597

5.	Right-of-use assets and lease liabilities (Continued)

During the year ended December 31, 2024, the Company recognized occupancy expenses of $40,318 (2023 - $39,858; 2022 - $42,655) related to short term leases.

As at December 31, 2024, the remaining payments for the operating lease are due as follows:

	2025	2026	2027	2028	2029	Total
Office lease	$173,970	$177,268	$44,523	-	-	$395,761

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2023	160,941	271,807	198,981	51,760	245,647	6,568,841	7,497,977
Additions	-	1,328	-	-	-	-	1,328
December 31, 2024	160,941	273,135	198,981	51,760	245,647	6,568,841	7,499,305

Accumulated depreciation
December 31, 2023	154,426	257,507	194,191	51,132	238,979	-	896,235
Depreciation	1,303	4,472	1,437	125	1,334	-	8,671
December 31, 2024	155,729	261,979	195,628	51,257	240,313	-	904,906

Carrying amounts
December 31, 2023	6,515	14,300	4,790	628	6,668	6,568,841	6,601,742
December 31, 2024	5,212	11,156	3,353	503	5,334	6,568,841	6,594,399

6.	Property, plant and equipment (Continued)

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940
Additions	1,770	267	-	-	-	-	2,037
December 31, 2023	160,941	271,807	198,981	51,760	245,647	6,568,841	7,497,977

Accumulated depreciation
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069
Depreciation	1,223	6,066	2,053	157	1,667	-	11,166
December 31, 2023	154,426	257,507	194,191	51,132	238,979	-	896,235

Carrying amounts
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871
December 31, 2023	6,515	14,300	4,790	628	6,668	6,568,841	6,601,742

As at December 31, 2022, the Company recorded an impairment of $7,441,293 on mill equipment to its recoverable amount due to the delay in receiving development permit and the lack of available for use in Mexico.

7.	Exploration and evaluation assets

Tuligtic
Exploration and evaluation assets	$
Acquisition costs:
Opening balance - (December 31, 2023)	1
Additions	-
Impairment of acquisition costs	-
Closing balance - (December 31, 2024)	1
Deferred exploration costs:
Opening balance - (December 31, 2023)	-
Costs incurred during the year
Professional/technical fees	154,246
Geochemical, metallurgy	-
Travel and accommodation	35,931
Geology, geophysics and exploration	-
Supplies and miscellaneous	78,709
Environmental and permit	35,391
Value-added tax (Note 4)	53,883
Refund - Value-added tax	(302,786)
Impairment of deferred exploration cost	(55,374)
Total deferred exploration costs during the year	-
Closing balance - (December 31, 2024)	-
Total exploration and evaluation assets	1

During the year ended December 31, 2024, the Company recorded an impairment of acquisition cost of $Nil (2023 - $11,308,720; 2022 - $Nil ) and deferred exploration costs of $55,374 (2023 - $52,514,758; 2022 - $Nil ) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

7.	Exploration and evaluation assets (Continued)

Tuligtic
Exploration and evaluation assets	$
Acquisition costs:
Opening balance - (December 31, 2022)	11,308,721
Additions	-
Impairment of acquisition costs	(11,308,720)
Closing balance - (December 31, 2023)	1
Deferred exploration costs:
Opening balance - (December 31, 2022)	51,806,355
Costs incurred during the year
Professional/technical fees	159,031
Geochemical, metallurgy	1,022
Travel and accommodation	70,324
Geology, geophysics and exploration	172,455
Supplies and miscellaneous	318,047
Environmental and permit	384,421
Value-added tax (Note 4)	164,189
Refund - Value-added tax	(561,086)
Impairment of deferred exploration cost	(52,514,758)
Total deferred exploration costs during the year	(51,806,355)
Closing balance - (December 31, 2023)	-
Total exploration and evaluation assets	1

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

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

During the year ended December 31, 2024, the Company submitted a claim for arbitration under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) (Note 18). As part of this process, the Company withdrew its legal challenge in Mexican courts to focus on the arbitration proceedings.

(c)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During 2024, the Company received a VAT recovery of $302,786 (2023 - 561,086; $2022 - $396,209) and other income of $83,660 (2023 - $173,876; 2022 - $139,313) related to a VAT refund from prior years which is recorded in interest and other income.

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

The maturity date for the Gold Loan was March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The annual interest rate of the Gold Loan is 10% of the loan value at drawdown date, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at fair value through profit or loss plus accrued interest at 10% per annum. Fair value is based on market price of gold at the end of each reporting period.

8.	Gold loan payable and gold in trust (Continued)

On March 12, 2024, the Company formally notified the Lender to extend the maturity date of the Gold Loan from March 31, 2024 to March 31, 2026.

On June 26, 2024, the Gold Loan was amended by both the Borrower and the Company in connection with its Ixtaca Project and to extend the maturity date from March 31, 2026 to March 31, 2030. The amendment resulted in a substantial modification of the Gold Loan; accordingly the Company derecognized the existing liability and recognized the new liability at fair value, resulting in a loss on substantial modification of $372,941.

Upon maturity date, at the discretion of the Lender, Almadex still has the right to convert the Loan Value into Shares at the same conversion rate. However, the maximum number of Shares issuable is at 13,722,000 Shares. If any additional payments are required, the balance of the Loan Value shall be paid by gold bullion.

The continuity of gold loan payable are as follows (Revised – Note 19):

	December 31, 2024	December 31, 2023
Gold loan payable – opening balance	5,659,118	4,885,928
Interest and standby fees expense	295,551	290,164
Fair value adjustments	1,199,904	538,975
Loss on derecognition	372,941	-
Foreign exchange difference	600,749	(55,949)
Gold loan payable – closing balance	8,128,263	5,659,118

At December 31, 2024, Almaden has 397 ounces (397 ounces at December 31, 2023) of gold bullion on its account at a fair value of $1,491,281 ($1,082,801 at December 31, 2023).

The continuity of gold in trust are as follows:

	December 31, 2024		December 31, 2023
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	1,082,801	397	974,397
Change in fair value through profit & loss	-	293,695	-	132,895
Foreign exchange difference	-	114,785	-	(24,491)
	397	1,491,281	397	1,082,801

9.	Warrant liability

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

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $Nil (December 31, 2023 - $102,787) and is recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2024. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2024	December 31, 2023
Risk-free interest rate	-	3.91%
Expected life of warrants	-	0.21 years
Expected annualized volatility	-	36.25%
Dividend	-	Nil
Forfeiture rate	-	0%

The warrants expired on March 18, 2024.

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2024, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of other issues of common shares in 2024, 2023 and 2022

There was no share issuances during the years-ended December 31, 2024, 2023 and 2022.

10.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
March 18, 2024	USD$0.80	7,923,077	-	-	(7,923,077)	-
March 18, 2024	USD$0.80	435,769	-	-	(435,769)	-
May 14, 2024	$1.50	500,000	-	-	(500,000)	-
Warrants outstanding and exercisable		8,858,846	-	-	(8,858,846)	-
Weighted average exercise price		$1.08	-	-	$1.08	-

The weighted average remaining life of warrants outstanding at December 31, 2024 was nil years (2023 – 0.22 years).

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
March 27, 2023	$0.50	5,489,658	-	-	(5,489,658)	-
August 6, 2023	$0.90	3,100,000	-	-	(3,100,000)	-
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		17,448,504	-	-	(8,589,658)	8,858,846
Weighted average exercise price		$0.88	-	-	$0.64	$1.08

The weighted average remaining life of warrants outstanding at December 31, 2023 was 0.22 years (2022 – 0.80 years).

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
June 7, 2022	$1.35	4,720,000	-	-	(4,720,000)	-
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		22,168,504	-	-	(4,720,000)	17,448,504
Weighted average exercise price		$0.95	-	-	$1.35	$0.88

The weighted average remaining life of warrants outstanding at December 31, 2022 was 0.80 years (2021 – 1.51 years).

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2024, the Company had reserved 2,057,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted if any, during the years ended December 31, 2024, 2023 and 2022 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2024, 2023 and 2022 are as follows:

Expiry date	Exercise price	December 31, 2023	Granted	Exercised	Forfeited	December 31, 2024
March 7, 2027	$0.38	1,125,000	-	-	(125,000)	1,000,000
June 10, 2027	$0.33	3,640,000	-	-	(265,000)	3,375,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	600,000	-	-	-	600,000
April 3, 2028	$0.26	1,975,000	-	-	(400,000)	1,575,000
July 10, 2028	$0.16	2,520,000	-	-	(50,000)	2,470,000
September 19, 2028	$0.18	1,035,000	-	-	-	1,035,000
Options outstanding and exercisable		12,505,000	-	-	(840,000)	11,665,000
Weighted average exercise price		$0.27	-	-	$0.29	$0.27

The weighted average remaining life of stock options outstanding at December 31, 2024 was 2.97 years (2023 – 3.96 years).

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2022	Granted	Exercised	Expired	December 31, 2023
February 9, 2023	$0.97	350,000	-	-	(350,000)	-
March 3, 2023	$0.96	250,000	-	-	(250,000)	-
March 31, 2023	$0.68	1,975,000	-	-	(1,975,000)	-
May 8, 2023	$0.69	100,000	-	-	(100,000)	-
May 28, 2023	$0.65	100,000	-	-	(100,000)	-
July 8, 2023	$0.62	2,420,000	-	-	(2,420,000)	-
September 18, 2023	$0.51	960,000	-	-	(960,000)	-
March 7, 2027	$0.38	1,125,000	-	-	-	1,125,000
June 10, 2027	$0.33	3,640,000	-	-	-	3,640,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	-	600,000	-	-	600,000
April 3, 2028	$0.26	-	1,975,000	-	-	1,975,000
July 10, 2028	$0.16	-	2,520,000	-	-	2,520,000
September 19, 2028	$0.18	-	1,035,000	-	-	1,035,000
Options outstanding and exercisable		12,530,000	6,130,000	-	(6,155,000)	12,505,000
Weighted average exercise price		$0.49	$0.21	-	$0.66	$0.27

The weighted average remaining life of stock options outstanding at December 31, 2023 was 3.96 years (2022 – 2.53 years).

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2021	Granted	Exercised	Expired	December 31, 2022
March 4, 2022	$0.47	1,125,000	-	-	(1,125,000)	-
April 30, 2022	$0.41	100,000	-	-	(100,000)	-
April 30, 2022	$0.58	220,000	-	-	(220,000)	-
May 31, 2022	$0.62	600,000	-	-	(600,000)	-
June 9, 2022	$0.64	1,980,000	-	-	(1,980,000)	-
October 3, 2022	$1.13	860,000	-	-	(860,000)	-
December 15, 2022	$0.89	900,000	-	-	(900,000)	-
February 9, 2023	$0.97	350,000	-	-	-	350,000
March 3, 2023	$0.96	250,000	-	-	-	250,000
March 31, 2023	$0.68	1,975,000	-	-	-	1,975,000
May 8, 2023	$0.69	100,000	-	-	-	100,000
May 28, 2023	$0.65	100,000	-	-	-	100,000
July 8, 2023	$0.62	2,470,000	-	-	(50,000)	2,420,000
September 18, 2023	$0.51	960,000	-	-	-	960,000
March 7, 2027	$0.38	-	1,125,000	-	-	1,125,000
June 10, 2027	$0.33	-	3,640,000	-	-	3,640,000
October 4, 2027	$0.30	-	755,000	-	-	755,000
December 16, 2027	$0.33	-	855,000	-	-	855,000
Options outstanding and exercisable		11,990,000	6,375,000	-	(5,835,000)	12,530,000
Weighted average exercise price		$0.68	$0.34	-	$0.71	$0.49

The weighted average remaining life of stock options outstanding at December 31, 2022 was 2.53 years (2021 – 0.98 years).

The fair value of options granted during the years ended December 31, 2023 and 2022, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

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

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2024 was $Nil (2023 - $810,150; 2022 - $1,478,100).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	December 31,	December 31,		December 31,
	2024	2023		2022

Professional fees	$-	$50,588		$60,000
Salaries and benefits	271,250	398,307	(2)	484,435	(1)
Share-based payments	-	702,000		1,212,300
Directors’ fees	120,000	140,000		145,000
	$391,250	$1,290,895		$1,901,735

(1)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. The new amount owed of $78,800 was paid on December 15, 2022.
(2)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2024, the Company received $117,868 (2023 - $75,853; 2022 - $185,068) from Azucar for administrative services fees included in other income and received $1,040,186 (2023 - $1,346,494; 2022 - $1,191,360) from Almadex for administrative services fees included in other income.

At December 31, 2024, included in accounts receivable is $29,170 (2023 - $7,005) due from Azucar and $193,155 (2023 - $369,045) due from Almadex in relation to expense recoveries.

11.	Related party transactions and balances (Continued)

(b)	Administrative Services Agreements (Continued)

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

During the year ended December 31, 2024, the Company employed the Chair’s daughter for a salary of $41,300 less statutory deductions (2023 - $45,300; 2022 - $48,800) for marketing and administrative services provided to the Company.

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2024 was based on the loss attributable to common shareholders of $2,875,061 (2023 - $64,148,145 – Revised – Note 19; 2022 - $11,838,257 – Revised – Note 19) and a weighted average number of common shares outstanding of 137,221,408 (2023 - 137,221,408; 2022 – 137,221,408).

The calculation of diluted net loss per share for the year ended December 31, 2024, 2023 and 2022 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2024	December 31, 2023	December 31, 2022

Exploration and evaluation assets expenditures included in trade and other payables	-	-	$90,850

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2024	December 31, 2023

Cash	$785,180	$1,658,863
Term Deposits	2,370,570	2,587,120
	$3,155,750	$4,245,983

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2024	December 31, 2023 (Revised - Note 19)	December 31, 2022 (Revised - Note 19)
Loss before income taxes	$(2,875,061)	$(67,238,353)	$(10,497,072)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(776,266)	(18,154,355)	(2,834,209)
Effect of different tax rates in foreign jurisdictions	81,680	(2,005,959)	(83,891)
Non-deductible share-based payments	-	218,741	399,087
Other permanent items	1,192,232	2,627,256	1,835,927
Change in deferred tax assets not recognized	14,075,010	15,403,428	2,471,723
True-ups and other	(14,572,656)	(1,179,319)	(447,452)
Deferred income tax (recovery) expense	$-	$(3,090,208)	$1,341,185

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023

Deferred tax assets
Exploration and evaluation assets	$1,434,880	$1,434,880
Deferred tax liabilities
Exploration and evaluation assets	(1,434,880)	(1,434,880)

Net deferred tax liabilities	$-	$-

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2024	December 31, 2023

Non-capital loss carry forwards	$30,040,477	$32,616,394
Capital loss carry forwards	23,360,422	23,360,422
Exploration and evaluation assets	38,752,879	39,102,815
Share issue costs	245,674	551,134
Property, plant and equipment	7,719,565	7,748,032
Donations	32,960	32,960
Investment tax credit	223,873	223,873
	$100,375,850	$103,635,630

14.	Income Taxes (Continued)

At December 31, 2024, the Company had operating loss carry forwards available for tax purposes in Canada of $29,055,033 (2023 - $27,592,166) which expire between 2032 and 2044 and in Mexico of $985,444 (2023 - $4,588,699) which expire between 2025 and 2026.

15.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and gold loan payable, the Company does not carry any financial instruments at FVTPL.

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

As at December 31, 2024, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,268,308	$56,436
Accounts receivable and prepaid expenses	15,411	319
Gold in trust	1,491,281	-
Total assets	$3,775,000	$56,755

Trade and other payables	$292	$5,725
Gold loan payable	8,128,263	-
Total liabilities	$8,128,555	$5,725

Net assets	$(4,353,555)	$51,030

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $435,000.

15.	Financial instruments (Continued)

(a)	Currency risk (Continued)

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $5,000.

(b)	Credit risk

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

As at December 31, 2024, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

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

A 1% change in the interest rate would change the Company’s net loss by $32,000.

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

A 1% change in the commodity price would change the Company’s net loss by $15,000.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Gold loan payable	8,128,263	-	-	8,128,263

16.	Management of capital

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

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2024	December 31, 2023
Canada	$253,209	$361,967
United States	6,568,840	6,568,840
Mexico	1,226	1,533
	$6,823,275	$6,932,340

18.	Commitments and Contingencies

ICSID Arbitration

During the year ended December 31, 2024, the Company formally commenced international arbitration proceedings against the United Mexican States (“Mexico”) under the CPTPP, by filing a Request for Arbitration. Almaden is pursuing this arbitration together with Almadex, on behalf of themselves and their Mexican subsidiaries. Through a subsidiary, Almadex held a 2% net smelter return royalty on the Ixtaca project.

The international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”) as Mexico terminated the Company’s mineral concessions. As the arbitration proceeds, the Company appointed a quantum expert who will prepare a professional damages assessment for review by the arbitration tribunal.

As arbitration proceedings are in preliminary stages, the Company cannot determine the likelihood of succeeding in collecting any amount, as such it has not accrued any amounts in the consolidated financial statements with respect to this claim.

18.	Commitments and Contingencies (Continued)

Litigation management agreement

On June 26, 2024, the Company agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

Should the arbitration proceedings result in an award of damages, the pro rata portion of those damages, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro-rata share of the costs of pursuing the legal claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the claim proceedings.

Litigation funding agreement

On June 26, 2024, the Company entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue its international arbitration proceedings (the “Claims”) against Mexico under the CPTPP. This funding is expected to cover all legal, tribunal and external expert costs of the legal claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that a damages award is recovered from Mexico, with such repayment being a contingent entitlement to those damages.

As at December 31, 2024, cumulative legal and arbitration costs covered by the LFA totaled US$1,373,960 Should the Claims result in the receipt of a damages award (“Claim Proceeds”), the Funder shall be entitled to the return of its funding capital outlay, plus a preferred return.

19.	Revisions

During the preparation of the 2024 year end consolidated financial statement, the Company identified an error in the valuation of the gold loan. The Company identified that the table below summarizes the revised consolidated financial statements for December 31, 2023 and December 31, 2022:

19.	Revisions (Continued)

2022	As previously stated	Adjustments	As revised
Consolidated Statements of Financial Position
Gold loan payable	3,929,015	956,913	4,885,928
Derivate liability	306,084	(306,084)	-
Deficit	(93,771,350)	(650,829)	(94,422,179)

Consolidated statements of loss and comprehensive loss
Other items
Gold loan payable adjustments	-	(8,303)	(8,303)
Comprehensive loss for the year	(11,846,560)	8,303	(11,838,257)
Loss per share, basic and diluted	(0.09)	0.00	(0.09)

Consolidated statements of changes in equity
Loss for the year	(11,846,560)	8,303	(11,838,257)
Deficit – December 31, 2021	(81,924,790)	(659,132)	(82,583,922)
Deficit – December 31, 2022	(93,771,350)	(650,829)	(94,422,179)
Total equity	69,815,677	(650,829)	69,164,848

Consolidated statements of cash flows
Operating activities
Loss for the year	(11,846,560)	8,303	(11,838,257
Gold loan payable adjustments	-	(8,303)	(8,303)
Cash used in operating activities	(1,653,398)	-	(1,653,398)

2023	As previously stated	Adjustments	As revised
Consolidated Statements of Financial Position
Gold loan payable	4,371,546	1,287,572	5,659,118
Derivate liability	108,830	(108,830)	-
Deficit	(157,391,582)	(1,178,742)	(158,570,324)

Consolidated statements of loss and comprehensive loss
Other items
Gold loan payable adjustments	-	527,913	527,913
Comprehensive loss for the year	(63,620,232)	(527,913)	(64,148,145)
Loss per share, basic and diluted	(0.46)	(0.01)	(0.47)

Consolidated statements of changes in equity
Loss for the year	(63,620,232)	(527,913)	(64,148,145)
Deficit – December 31, 2021	(93,771,350)	(650,829)	(94,422,179)
Deficit – December 31, 2022	(157,391,582)	(1,178,742)	(158,570,324)
Total equity	7,005,595	(1,178,742)	5,826,853

Consolidated statements of cash flows
Operating activities
Loss for the year	(63,620,232)	(527,913)	(64,148,145)
Gold loan payable adjustments	-	527,913	527,913
Cash used in operating activities	(1,483,006)	-	(1,483,006)

20.	Subsequent event

On March 3, 2025, the Company announced that it had entered into a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction is subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.
•	US$3,000,000 shall be paid upon verification of transport scheduling.
•	US$2,000,000 shall be paid following the final inspection.
•	US$2,700,000 shall be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

15% of the Purchase Price is payable as a commission by Almaden to an equipment sales broker.

