Form 20-F
period 2025-12-31
ALMADEN MINERALS LTD
filed 2026-03-19
CIK 1015647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

137,363,181

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

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable. The Company had net income of $2,989,046 for the year ended December 31, 2025 (“Fiscal 2025”), net losses of $2,875,061 for the year ended December 31, 2024 (“Fiscal 2024”), and $64,148,145 for the year ended December 31, 2023 (“Fiscal 2023”).

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. During Fiscal 2025, 2024 and 2023, the Company earned interest income and other income from Administrative service fees charged to Azucar Minerals Ltd. (“Azucar”) and Almadex Minerals Ltd. (“Almadex”).

At December 31, 2025, the Company had working capital of $5,910,941 including cash and cash equivalents of $6,171,157. Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

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

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options

As of March 19, 2026, there were outstanding share purchase options permitting holders thereof to purchase 11,635,000 common shares of the Company. Directors and officers of the Company in the aggregate hold 9,650,000 of the outstanding share purchase options. Non-executive employees and consultants of the Company hold 1,985,000 of the outstanding share purchase options. The exercise of all of the outstanding share purchase options would result in dilution to the existing shareholders and could depress the market price of the Company’s common shares. As of March 19, 2026, the Company had 137,363,181 common shares issued and outstanding. The exercise of all outstanding share purchase options would cause an 8% increase to the Company’s issued and outstanding common shares

Dependence on Key Personnel

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

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, and Korm Trieu also serve as directors and/or officers of Azucar and Almadex. Kevin O’Kane also serves on the Board of IAMGOLD Corporation (“IAMGOLD”) and NorthIsle Copper and Gold Inc. Michael Kosowan serves on the Boad of TDG Gold Corp., Torq Resources Inc. and Eminent Gold Corporation. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

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

The Company may constitute a “passive foreign investment company”, which could result in adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it was classified as a “passive foreign investment company (a “PFIC”) within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed tax year. No determination has been made by the Company with respect to its anticipated PFIC status for the current tax year or any future tax year. The Company’s PFIC classification for its current or future tax years may depend on, among other things, the manner in which, and how quickly, the Company utilizes its cash on hand, the income generated by the Company and its subsidiaries, as well as on changes in the market value of the common shares. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of its common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of its common shares or any so-called ‘‘excess distribution’’ received on common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) with respect to the Company or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the common shares. U.S. Holders (as defined below) should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any non-U.S. subsidiary of the Company. A U.S. Holder that makes a Mark-to-Market Election with respect to the common shares generally must include as ordinary income each year the excess of the fair market value of such common shares over the U.S. Holder’s adjusted tax basis therein. U.S. Holders should consult their own tax advisors regarding the acquisition, ownership and disposition of common shares. This paragraph is qualified in its entirety by the section below section entitled “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Item 4. Information on the Company

A.        History and Development of the Company

The head office of the Company is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9. The address of the registered office of the Company is 200 Burrard Street, Suite 1200, Vancouver, British Columbia, Canada, V7X 1T2.

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

The Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002 and on the NYSE American under the symbol “AAU” on December 19, 2005. The Company’s listing in Canada migrated from the TSX to the TSX Venture Exchange (“TSXV”) on August 12, 2025. The Company delisted from the NYSE American effective April 4, 2024 and concurrently began trading on the OTCQB Marketplace, under the symbol “AAUAF”. Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986. The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986 and on the TSX on May 21, 1990.

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

Corporate Reorganization

The Company entered into an Arrangement Agreement dated May 11, 2015 involving the spinout, pursuant to a statutory Plan of Arrangement, of Almaden’s early stage exploration projects, royalty interests and other non-core assets into a new public company called Azucar (formerly Almadex Minerals Limited), which trades on the TSXV under the symbol “AMZ” and the OTCQB marketplace under the symbol “AXDDF”, pursuant to which Azucar acquired the following key assets:

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

Azucar compensates the Company 11% (2024 – 8%) of the Company’s actual monthly cost of rent for any shared facilities and shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

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

Almadex compensates the Company 66% (2024 – 66%) of the Company’s actual monthly cost of rent for any shared facilities and shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

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

In April, 2015, the Ejido filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

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

The Claimants filed their Request for Arbitration in June, 2024, and the three-person arbitration panel has now been formed. The Claimants filed their memorial documentation in March, 2025, and are seeking damages of US$1.06 billion, in the aggregate. This number will be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

As reported on July 7, 2025, after the Claimants filed their Memorial document, Mexico filed a request for the three-person arbitration panel (the “Panel”) to establish a separate phase of the proceedings (“Bifurcation”) to consider certain jurisdictional objections. The Claimants submitted their response to Mexico’s Bifurcation request in June, 2025, and on July 28, 2025, the Company reported that the Panel had rejected Mexico’s Bifurcation request in full.

On September 16, 2025, Almaden reported that the Panel established the procedural calendar through to the hearing dates. This schedule was subsequently amended on November 19, 2025. Mexico filed its counter memorial (which responds to the Claimants’ March 20, 2025 memorial) on December 3, 2025, and the Claimants will file their reply to Mexico’s counter memorial by May 18, 2026. The hearings remain scheduled for December 14 - 18, 2026 (with December 19 held in reserve), and will be held in Washington, D.C.

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

To provide funding for the arbitration proceedings, Almaden has entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims, as well as some corporate operating expenses as may be required. Should the Claims result in the Claim Proceeds, the Funder shall be entitled to the return of its funding capital outlay, plus a contingent entitlement to the Claim Proceeds. As at December 31, 2025, the Funder has disbursed a total of US$4,000,000 to the Claim.

While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

Upcoming / Outlook

Almaden has access to sufficient funding to conduct its anticipated operations for the next fiscal year.

Rock Creek Mill

During fiscal year 2018 ended December 31, 2018, the Company completed the purchase of the Rock Creek Mill located in Nome, Alaska. On February 28, 2025, the Company signed a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction was subject to certain conditions, including completion of a final inspection by the purchaser. 15% of the Purchase Price was payable as a commission by Almaden to an equipment sales broker. During the fiscal year ended December 31, 2025, the sale of the mill equipment pursuant to the Agreement was completed. The Company received full payment of the purchase price totaling US$8,245,000, net of broker’s commission, and recorded a gain of $4,684,164 on the sale.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.       Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2025, 2024, and 2023 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits. The Company’s consolidated financial statements are stated in Canadian Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The Company receives other income from Administrative Services Agreements with Azucar and Almadex. Under those Agreements, the Company is the sole and exclusive manager of Azucar and Almadex. Azucar and Almadex compensate the Company 11% (2024 – 8%) and 66% (2024 – 66%), respectively, of the Company’s actual monthly overhead costs including any shared personnel fees and/or wages. Azucar and Almadex also pay the Company any reasonable fees or costs incurred on their behalf by the Company which were approved by Azucar or Almadex. The Administrative Services Agreements had an initial 5-year term, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the respective Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Agreement, that Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

Fiscal 2025 compared to Fiscal 2024

For Fiscal 2025, the Company recorded a comprehensive income of $2,989,046, or $0.02 per common share, compared to a comprehensive loss of $2,875,061, or $0.02 per common share, for Fiscal 2024. The increase in comprehensive income of $5,864,107 was primarily a result of a $5,963,149 increase in other income and a $99,042 increase in operating expenses.

The Company has no revenue from mining operations. Other income of $5,682,235 during the Fiscal 2025 compared to other loss of $280,914 for Fiscal 2024 relates primarily to the gain on the sale of the Rock Creek mill equipment of $4,684,164 and the unrealized foreign exchange gain on gold loan payable of $402,803 compared to the unrealized foreign exchange loss on gold loan payable of $600,749 during Fiscal 2024.

The Company has an administrative services agreement with Azucar and Almadex whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depend on the business activities of each company. During Fiscal 2025, the Company earned higher administrative services fees from Azucar of $168,900 (Fiscal 2024 - $117,868), and an increase in administrative service fees from Almadex of $1,066,898 (Fiscal 2024 - $1,040,186) due to operational activities within each company.

Operating expenses were $2,693,189 during Fiscal 2025 (Fiscal 2024 - $2,594,147). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The increase in operating expenses of $99,042 is mainly due to an increase of $128,000 from stock option grants during Fiscal 2025, compared to Fiscal 2024. Another contributing factor to the increase in operating expenses was a $262,806 rise in salaries and benefits, driven by the reallocation of administrative service fees following executive management changes in Q4 Fiscal 2025. This was partially offset by a $181,289 decrease in interest and standby fees after Almadex fixed the gold loan value on May 13, 2025 and fully repaid the loan on July 17, 2025.

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

B.       Liquidity and Capital Resources

As at December 31, 2025, the Company’s working capital position was $5,910,941. Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the next twelve months.

To help fund its arbitration against Mexico, Almaden has entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that Claim Proceeds are recovered from Mexico, with such repayment being a contingent entitlement to the Claim Proceeds. As at December 31, 2025, the Funder has disbursed a total of US$4,000,000 to the Claim.

Subsequent to the end of the 2024 fiscal year, the Company entered into a definitive agreement to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000, with 15% of the purchase price payable as a commission by Almaden to an equipment sales broker. The transaction was subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price was payable in certain instalments as follows:

•	US$2,000,000 was due within 14 days of the execution of the Agreement.
•	US$3,000,000 to be paid upon verification of transport scheduling).
•	US$2,000,000 to be paid following the final inspection.
•	US$2,700,000 to be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

This agreement has now closed and the Company received US$8,245,000, net of broker’s commission.

Under the Administrative Services Agreements between the Company and each of Azucar and Almadex the Company provides management services to Azucar and Almadex. Azucar compensates the Company 11% (2024 – 8%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 66% (2024 – 66%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 77% (2024 – 74%) of the shared overhead expenses.

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

Management believes that the Company’s cash resources are sufficient to meet its working capital requirements for the next 12 months, but the Company may decide to raise additional funds through the sale of equity in Fiscal 2026 depending upon its needs and market conditions.

Fiscal 2025

At the end of Fiscal 2025, the Company had working capital of $5,910,941 including cash and cash equivalents of $6,171,157 compared to working capital of $4,402,537, including cash and cash equivalents of $3,155,750 at the end of Fiscal 2024. The increase in working capital of $1,508,404 is due to the cash proceeds from the sale of the Rock Creek mill equipment and repayment of gold loan payable.

The Company has long term liabilities of $34,358 at the end of Fiscal 2025 compared to $8,291,387 at the end of Fiscal 2024 that relates to long term liabilities relate to long-term portion of lease liabilities of $34,358 (Fiscal 2024 - $163,124) for office lease The gold loan payable was settled on July 17, 2025 compared to a balance of $8,128,263 on December 31, 2024.

Net cash used in operating activities during Fiscal 2025, was $846,482 (Fiscal 2024 - $902,436), after adjusting for non-cash activities.

Net cash from investing activities during Fiscal 2025, was $11,141,888 (Fiscal 2024 – Net cash used in investing activities $56,702) related to the net proceeds received for the sale of the Rock Creek Mill equipment of $11,266,219 (Fiscal 2024 - $Nil).

Net cash used in financing activities during Fiscal 2025, was $7,279,999 (Fiscal 2024 - $131,095).

Fiscal 2024

At the end of Fiscal 2024, the Company had working capital of $4,402,537 including cash and cash equivalents of $3,155,750 compared to working capital of $4,830,735, including cash and cash equivalents of $4,245,983 at the end of Fiscal 2023. The decrease in working capital of $428,198 is due to cash balances being used for expenditures in legal matters, exploration and evaluation assets and corporate affairs.

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

D.       Trend Information

Mexico’s gold and silver exploration and development sector offer significant geological potential but is subject to several regulatory and operational uncertainties. As the world’s largest silver producer and a significant gold supplier, Mexico benefits from favourable long-term commodity demand fundamentals, including gold’s role as a safe-haven asset during periods of economic uncertainty and silver’s increasing industrial use in technologies such as solar energy systems, electric vehicles, artificial intelligence infrastructure and 5G networks.

However, recent changes and ongoing uncertainty in Mexico’s mining regulatory framework may increase the jurisdictional risks associated with the significant capital investment and long development timelines required for mineral exploration and mine development. Regulatory uncertainty may affect the timing, permitting and overall viability of certain projects. While projects with strong technical, environmental and community support may continue to attract investment, investors may increasingly favour jurisdictions with greater regulatory stability. As a result, companies operating in Mexico may face higher financing costs, more limited access to capital and increased project development risk.

E.       Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

Table No. 1 lists the directors of the Company as of March 19, 2026. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Table No. 1

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, B.C. Canada	85	February 1, 2002(4)
Morgan Poliquin, B.C. Canada	54	February 1, 2002(4)
Kevin O’Kane(1)(3) MB, Canada	66	March 31, 2021
Alfredo Phillips(1)(2)(3) CDMX, Mexico	64	March 31, 2021
Michael Kosowan (1)(2) ON, Canada	55	June 26, 2025

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999. Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

Table No. 2 lists the Executive Officers of the Company as of March 19, 2026. The Executive Officers serve at the pleasure of the Board, subject to the terms of executive compensation agreements hereinafter described. All Executive Officers are residents British Columbia, Canada and citizens of Canada.

Table No. 2

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Chair of the Board	85	February 1, 2002 (1)
Morgan Poliquin	Vice Chair(2) (formerly President and Chief Executive Officer)	54	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	60	May 30, 2011
Douglas McDonald	President and Chief Executive Officer(2) (formerly Executive Vice-President)	57	September 22, 2014
John A. Thomas	Vice-President, Project Development	78	September 9, 2019

(1) Date of issue of the Certificate of Amalgamation

(2) Effective October 2, 2025

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

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. As of July 2025, he serves as Strategic Stakeholder Management Consultant to Orla Mining in Mexico. Previously, he served as the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. In October 2023, he started advising Argonaut Gold on the sale of their Mexican assets and permitting needs until the purchase of the assets by Heliostar in October of 2024. He also advised NewGold on a program to build their reputation as a world-class mine closure for their San Luis Potosí Cerro San Pedro project. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest integrated steel producer, and in a similar capacity for Torex Gold for close to seven years. Mr. Phillips is a member of the new Mining Commission of the Canadian Chamber of Commerce and was, until recently, Vice President of the Mining Task Force (previously President of the same Task Force). He continues to serve on the Chamber's Board and was the founding Chairman of the Guerrero Mining Cluster in 2016. In the academic world, he is currently Dean of Lifelong Learning and Graduate Studies at a new liberal arts college, Universidad de la Libertad, in Mexico City, and was previously Dean for Student Attraction, Marketing, and Communications. He currently teaches Negotiation and Conflict Resolution and Smart Skills (Behavioral Economics), and has also taught Expressive Clarity and Leadership and High-Performing Teams. He also serves on the board of directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE) and Naturalia AC, an environmental NGO (partnering with the Nature Conservancy and the US National Park Service-Borderlands Restoration Network). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master’s in Public Administration from the Kennedy School of Government at Harvard University.

Michael Kosowan is an industry expert with over 30 years of experience in the junior mining sector. Mr. Kosowan is a qualified mining engineer and has worked for a number of historical top-tier Canadian mining companies such as Placer Dome, Falconbridge and Inco, and as an Exploration Manager for Juniors such as Atapa Minerals in Indonesia and Peru. From 2000, Mr. Kosowan led mining investments and financings in the USA and Canada through his work with Sprott Private Wealth and Sprott Global Resources Inc prior to transitioning to work in the public issuer markets. He holds a Master’s of Applied Science degree in addition to being a mining engineer (P.Eng.). Mr. Kosowan currently serves as a director of TDG Gold Corp., Eminent Gold Corp, and Torq Resources Inc.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 25 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar and Almadex, of which he is also the CFO and Corporate Secretary, his principal occupation during the preceding five years.

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

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any such director or executive officer was selected as a director or executive officer. Duane Poliquin, Chair of the Board and Director, is the father of Morgan Poliquin, Vice Chair and Director.

B.       Compensation

For the purposes of this document, “executive officer” of the Company means an individual who at any time during the year was the CEO, President, Executive Vice President or CFO of the Company; any Vice-President in charge of a principal business unit, division or function; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2025:

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

During Fiscal 2025, the Chair was remunerated at his base salary of $144,000 per annum, and the prior CEO was remunerated at his base salary of $345,000 per annum. The prior CEO’s employment contract included terms for two additional successive terms of 24 months each (the “Extended Term”) ending January 29, 2019. Subsequently, both the prior CEO’s and Chair’s employment contracts were amended to remove the Extended Term thereby making their terms indefinite. On September 1, 2022, the Chair agreed to forfeit $177,200 of the total $256,000 unpaid deferred salary. The remaining amount of $78,800 was paid on December 15, 2022. On October 2, 2025, the prior CEO resigned and was appointed Vice Chair of the Company.

During Fiscal 2025, the CFO and the Executive Vice-President were remunerated at their base salary of $250,000 CAD and $250,000 CAD, respectively. On October 2, 2025, the Executive Vice-President was appointed President and CEO of the Company and his renumeration increased to $265,000 CAD per annum. The President and CEO allocates 100% of his renumeration to the Company.

Under Administrative Services Agreements between the Company and each of Azucar and Almadex, the Company provides management services to Azucar and Almadex. Azucar compensates the Company 11% (2024 – 8%) of any shared personnel remuneration and office overhead expenses, while Almadex compensates the Company 66% (2024 – 66%) of any shared personnel remuneration and office overhead expenses. Therefore, Almaden currently recovers 77% (2024 – 74%) of the shared overhead expenses.

Prior to June 30, 2025, all non-management Directors were compensated $15,000 (2024 - $30,000) yearly. The Chair of the Audit Committee and the Chair of the Compensation Committee are compensated an additional $10,000 (2024 - $10,000) and $5,000 (2024 - $5,000) per year respectively. The Chair of the Nominating and Corporate Governance Committee is not compensated (2024 - $Nil). The Compensation Committee also recommended that, with respect to Director stock options, up to 800,000 options be granted to each non-management Director. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated in Table No. 3 below and effective July 1, 2025, no director received any compensation for their services as a director, including committee participation and/or special assignments, or will receive compensation on termination.

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during Fiscal 2025 was $542,608 (Fiscal 2024 - $391,250) after recovery by the Company of 77% (2024 - 74%) of executive officer compensation pursuant to the terms of the Administrative Services Agreements between the Company and each of Azucar and Almadex.

Table No. 3

Summary Compensation Table

Annual Compensation					Long-Term Compensation Awards				Total
					Restricted	Options/
Name,	Fiscal			Other Annual	Stock	SARS	LTIP	All Other	Total
Principle Position and	Year	Salary	Bonus	Compensation*	Awards	Granted	Payouts	Compensation	Compensation
Jurisdiction of Residence						(#)
Duane Poliquin	2025(1)(2)	$14,400	Nil	Nil	Nil	Nil	Nil	Nil	$14,400
Chair of the Board &	2024(1)(2)	$18,000	Nil	Nil	Nil	Nil	Nil	Nil	$18,000
Director, B.C, Canada	2023(1)(2)	$21,600	Nil	$103,500	Nil	915,000	Nil	Nil	$125,100
Morgan Poliquin (10)	2025(1)(2)	$34,500	Nil	Nil	Nil	Nil	Nil	Nil	$34,500
Vice Chair (former President, CEO)	2024(1)(2)	$34,500	Nil	Nil	Nil	Nil	Nil	Nil	$34,500
& Director, B.C, Canada	2023(1)(2)	$38,813	$11,644	$113,500	Nil	865,000	Nil	Nil	$163,957
Elaine Ellingham(6)	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director, ON, Canada	2024	Nil	Nil	Nil	Nil	Nil	Nil	$20,000(3)(4)	$20,000
	2023	Nil	Nil	$66,000	Nil	450,000	Nil	$40,000(3)(4)	$106,000
Kevin O’Kane	2025	Nil	Nil	Nil	Nil	Nil	Nil	$15,000(3)	$15,000
Director, B.C, Canada	2024	Nil	Nil	Nil	Nil	Nil	Nil	$30,000(3)	$30,000
	2023	Nil	Nil	$81,000	Nil	550,000	Nil	$30,000(3)	$111,000
Alfredo Phillips	2025	Nil	Nil	Nil	Nil	Nil	Nil	$17,500(3)(5)	$17,500
Director, CDMX, Mexico	2024	Nil	Nil	Nil	Nil	Nil	Nil	$32,500(3)(5)	$32,500
	2023	Nil	Nil	$81,000	Nil	550,000	Nil	$35,000(3)	$116,000
Ria Fitzgerald(8)	2025	Nil	Nil	Nil	Nil	Nil	Nil	$20,000(3)(4)(5)	$20,000
Director, B.C, Canada	2024	Nil	Nil	Nil	Nil	Nil	Nil	$37,500(3)(4)(5)	$37,500
	2023	Nil	Nil	$66,000	Nil	550,000	Nil	$35,000(3)(5)	$101,000
Michael Kosowan(9)	2025	Nil	Nil	$128,000	Nil	800,000	Nil	Nil	$128,000
Director, ON, Canada
Korm Trieu	2025(1)(2)	$62,500	$75,000	Nil	Nil	Nil	Nil	Nil	$137,500
Chief Financial Officer,	2024(1)(2)	$68,750	Nil	Nil	Nil	Nil	Nil	Nil	$68,750
B.C, Canada	2023(1)(2)	$75,000	$26,250	$76,000	Nil	540,000	Nil	Nil	$177,250
Douglas McDonald (11)	2025(1)(2)	$178,708	$125,000	Nil	Nil	Nil	Nil	Nil	$303,708
President and CEO (former Executive Vice President)	2024(1)(2)	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
B.C, Canada	2023(1)(2)	$150,000	$75,000	$73,000	Nil	525,000	Nil	Nil	$298,000
John A. Thomas (7)	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vice President, Project	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Development, B.C, Canada	2023	$50,588	Nil	$42,000	Nil	300,000	Nil	Nil	$92,588

*	Other Annual Compensation is the fair value of options granted calculated using the Black-Scholes option pricing model at grant date.
(1)	Azucar has compensated the Company, 5% during Fiscal 2023, and 8% during Fiscal 2024 and 11% during Fiscal 2025 of any shared personnel fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 5%, 8% or 11% from Azucar.
(2)	Almadex has compensated the Company, 66% during Fiscal 2023, 66% during Fiscal 2024 and 66% during Fiscal 2025 of any shared personnel’s fees and/or wages. The above table reflects only the compensation for each individual paid by Almaden after recovery of such 66%, 66% or 66% from Almadex.
(3)	Director’s fees.
(4)	Audit Committee Chair’s fees.
(5)	Compensation Committee Chair’s fees.
(6)	Elaine Ellingham ceased to be a Director of the Company on June 26, 2024.
(7)	John A. Thomas is compensated at a rate of $5,000 per month pursuant to his Independent Contractor Agreement dated July 1, 2019. Effective December 1, 2023, Mr. Thomas has agreed suspend his fees until further notice.
(8)	Ria Fitzgerald ceased to be a Director of the Company on June 26, 2025.
(9)	Michael Kosowan commenced as a Director of the Company effective June 26, 2025.
(10)	Morgan Poliquin resigned as CEO and was appointed as Vice Chair of the Company effective October 2, 2025.
(11)	Douglas McDonald resigned as Executive Vice President and was appointed as President and CEO effective October 2, 2025.

Remuneration on Termination

The Company has the following termination clauses within its executive employment contracts.

(1)	Chair

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

(2)	Vice Chair (former President & CEO)

The Executive Employment Contract dated January 29, 2013, as amended by Amending Agreement dated April 1, 2016, Second Amending Agreement dated January 1, 2019 and Third Amending Agreement dated October 2, 2025 (the “MP Agreement”) between the Company and Morgan Poliquin (the “Executive” under the MP Agreement) will terminate or may be terminated for any one of the following reasons:

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

(4)	President and CEO (Former Executive Vice President)

The Employment Agreement dated September 22, 2014 as amended by a second Amending Agreement dated April 1, 2016 and as amended by a third Amended and Restated Employment Agreement dated October 2, 2025 (the “DM Agreement”) between the Company and Douglas McDonald (the “Employee” under the DM Agreement) may be terminated for any one of the following reasons:

(a)	voluntarily by the Employee, upon at least sixty (60) days prior written notice of termination by the Employee to the Company; or
(b)	by the Company for cause; or
(c)	without cause, upon payment of eighteen (18) months of the Employee’s then current Base Salary to the Employee; or
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
(b)	the willful engagement by the Employee in misconduct which is materially injurious to the Company, monetarily or otherwise; or
(c)	any other willful violation by the Employee of the provisions of the DM Agreement; or
(d)	the Employee is convicted of a criminal offence involving fraud or dishonesty; or
(e)	any other misconduct that would constitute just cause under the common law.

Termination by the Company Without Cause

If the Company elects to terminate the Employee’s employment for reasons other than cause, the Company shall pay the Employee, in one lump sum or in installments upon the agreement of the Company and the Employee, a severance payment equal to eighteen (18) months of the Employee’s then current Base Salary.

Termination upon the physical and/or mental impairment of the Employee

If the Company terminates the Employee’s employment for physical and/or mental impairment, the Company’s financial obligation to the Employee is limited to that which the Employee would otherwise receive if the Company terminated the Employee’s employment without cause.

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

Stock options

Incentive stock options to purchase securities from the Company are granted to directors, executive officers, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSXV, and in accordance with the requirements of the applicable Canadian securities commissions’ requirements and regulations.

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

The exercise price of all incentive stock options granted under the Plan is determined in accordance with TSXV guidelines and cannot be less than the Discounted Market Price on the date of the grant. Discounted Market Price is the last closing price of the listed shares before the date of the grant of the stock option. The maximum term of each incentive stock option is five years. Options granted to consultants or persons providing Investor Relations Activities (as defined in the Plan) shall vest in stages with no more than ¼ of such options being exercisable in any three-month period. All options granted during Fiscal 2025, Fiscal 2024 and Fiscal 2023 vested on the date granted. Under the requirements of the TSXV, all unallocated options under the Plan must be approved by the Board, including a majority of the unrelated directors, and by the shareholders every year after the institution of the Plan. Insiders and affiliates of insiders entitled to receive a benefit under the Plan are not entitled to vote for such approval. The Plan received its most recent approval on June 26, 2025.

The names and titles of the directors and executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options as of March 19, 2026 are set forth in Table No. 4, as well as the number of options granted to directors, executive officers, employees and consultants as a group.

Table No. 4

Stock Options Outstanding

Name	# Options Outstanding & Exercisable	Exercise Price CDN$	Expiry Date
Duane Poliquin	500,000	0.33	06/10/2027
Chair of the Board & Director	200,000	0.30	10/04/2027
	100,000	0.33	12/16/2027
	350,000	0.16	7/10/2028
	265,000	0.18	9/19/2028
Morgan Poliquin	375,000	0.38	03/07/2027
Vice Chair & Director	1,200,000	0.33	06/10/2027
(former President & Chief Executive Officer)	200,000	0.30	10/04/2027
	300,000	0.33	12/16/2027
	250,000	0.30	02/14/2028
	600,000	0.16	7/10/2028
	315,000	0.18	9/19/2028
Alfredo Phillips	250,000	0.33	06/10/2027
Director	500,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Kevin O’Kane	250,000	0.33	06/10/2027
Director	500,000	0.26	04/03/2028
	50,000	0.16	07/10/2028
Michael Kosowan	800,000	0.25	08/09/2030
Director
Korm Trieu	250,000	0.38	03/07/2027
Chief Financial Officer &	225,000	0.33	06/10/2027
Corporate Secretary	100,000	0.30	10/04/2027
	30,000	0.33	12/16/2027
	125,000	0.30	02/14/2028
	200,000	0.26	04/03/2028
	100,000	0.16	07/10/2028
	115,000	0.18	09/19/2028
Douglas McDonald	250,000	0.38	03/07/2027
President & CEO	20,000	0.33	06/10/2027
(former Executive Vice President)	100,000	0.30	10/04/2027
	255,000	0.33	12/16/2027
	75,000	0.30	02/14/2028
	250,000	0.26	04/03/2028
	100,000	0.16	07/10/2028
	100,000	0.18	09/19/2028
John A. Thomas	150,000	0.30	02/14/2028
Vice President, Project Development	150,000	0.18	09/19/2028
Total Directors/Officers (8 persons)	9,650,000
Total Employees/Consultants (8 persons)	1,985,000
Total Directors/Officers/Employees/Consultants	11,635,000

No funds were set aside or accrued by the Company during Fiscal 2025 to provide pension, retirement or similar benefits for directors or executive officers.

General

The TSXV and the applicable Canadian securities law and regulation require that the Company comply with National Instrument 58-101 (Disclosure of Corporate Governance Practices) or any replacement of that instrument. The Company is also, under applicable Canadian securities law and regulation, required to comply with National Policy 58-201 (Corporate Governance Guidelines). National Instrument 58-101 and National Policy 58-201 (for convenience referred to in the aggregate as the “guidelines”) deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters. The Company’s statement as to compliance with the guidelines and its approach to corporate governance is set forth below.

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

Executive Officer Position Descriptions

Chair of the Board (‘Chair’)

Responsibilities:

-	Leads the Board and also takes a hands-on role in the Company’s day-to-day management.
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Vice Chair of the Board (‘Vice Chair’)

Responsibilities:

-	Assists the Board and CEO on the Company’s day-to-day management.
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Shares responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the stakeholders of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to:

The Board of Directors of the Company

Responsibilities:

-	Directs and oversees all business, financing and operation activities of Almaden, which shall relate exclusively to the Arbitration, unless otherwise directed by the Board.
-	Monitoring and managing the Arbitration, including providing overall direction with respect to the Arbitration for the Company and its subsidiaries, and including in accordance with the LMA.
-	Updating the Board with respect to the status of the Arbitration, including providing written reports.

-	Representing and speaking on behalf of Almaden with securities regulators, legal and technical experts, shareholders, government representatives, potential investors and other members of the industry.

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

In the Fiscal year ended December 31, 2025 there were six (6) meetings of the Board. The frequency of meetings as well as the nature of agenda items change, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company is subject to. Table No. 5 indicates the number of meetings attended by each director.

Table No. 5

Meetings Attended

Director	Attended	Meetings
Duane Poliquin	6	6
Morgan Poliquin	6	6
Alfredo Phillips	6	6
Kevin O’Kane	6	6
Michael Kosowan(1)	2	2
Ria Fitzgerald(2)	4	4
(1)	Appointed as a Director on June 26, 2025
(2)	Ceased to be a Director on June 26, 2025

All directors of the Company attended all Board meetings held after they were appointed to the Board.

The Chair is the chair of meetings of the Board of directors and is not an independent director. Meetings of the independent members of the Board may be held periodically as convened by the independent Board members. In Fiscal 2025, six (6) meetings of the independent Board members were convened.

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

In deciding whether a particular director is independent, the Board examined the factual circumstances of each director and considered them in the context of many factors, including the definitions in the guidelines. The current Board is composed of five members. The Board has determined that a majority of directors, namely 3 directors, are independent - Kevin O’Kane, Alfredo Phillips and Michael Kosowan. Two directors – Duane Poliquin and Morgan Poliquin – are not independent because, in addition to their being the Chair and Vice Chair of the Company, respectively, they each have Executive Employment Contracts with the Company and, therefore, they each have a material relationship with the Company. The basis for determination of independence is under Canadian Securities Administrators’ National Instrument NI 52-110 - Audit Committees (“NI 52-110”).

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

The members of the Audit Committee are Kevin O’Kane, Michael Kosowan and Alfredo Phillips, all of whom are independent (on the basis determined as set forth above) and “financially literate” within the meaning of NI 52-110, in that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The members of the Audit Committee have the respective education and experience set out below that is relevant to the performance of such member’s responsibilities as an Audit Committee member:

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

Michael Kosowan is a registered professional engineer with over 25 years of experience in the junior mining sector. Mr. Kosowan has led mining investments and financings in the USA and Canada through his work with Sprott Private Wealth and Sprott Global Resources Inc. He holds a Master’s of Applied Science degree in addition to being a mining engineer (P.Eng.). Mr. Kosowan currently serves as a director of Eminent Gold Corp, TDG Gold Corp. and Torq resources Inc..

Alfredo Phillips is a seasoned business executive in the Mexican mining industry and has held senior executive positions at various private and government organizations. Mr. Phillips has a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a master’s in public administration from the Kennedy School of Government at Harvard University.

The Audit Committee met four (4) times during Fiscal 2025.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Morgan Poliquin, Kevin O’Kane, and Alfredo Phillips. The Nominating and Corporate Governance Committee met four (4) times during Fiscal 2025. The full text of the initial Corporate Governance Charter is an exhibit to the 2003 Annual Report on Form 20-F filed with the Commission on May 11, 2004. After review, the Responsibilities and Duties of the Nominating and Corporate Governance Committee were altered to more properly define the functions of the Nominating and Corporate Committee. The revised Responsibilities and Duties is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

Compensation Committee

The members of the Compensation Committee are Alfredo Phillips , Kevin O’Kane, and Duane Poliquin. The Compensation Committee met four (4) times during Fiscal 2025 with Alfredo Phillips, Kevin O’Kane and Duane Poliquin attending all four (4) meetings. The Responsibilities and Duties of the Compensation Committee is an exhibit to the 2005 Annual Report on Form 20-F filed with the Commission on March 30, 2006.

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

Policies Regarding the Representation of Women on the Board

There are currently no women on the Company’s Board. The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board will consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

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

Number of Women on the Board and in Executive Officer Positions

As at the date of this Annual Report, no women are on the Company’s board of directors or an executive officer.

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

D.       Employees

As of December 31, 2025 and continued through to March 19, 2026, the Company operated with seven people in Canada, of which five are administrative personnel and two are exploration personnel. There are no full-time employees in the U.S. or Mexico. None of the Company’s employees are covered by a collective bargaining agreement.

E.       Share Ownership

Table No. 6 lists, as of March 19, 2026, directors and executive officers who beneficially own the Company's voting securities (Common Shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 6

Shareholdings of Directors and Executive Officers

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,873,136(1)(9)	3.51%
Common	Morgan Poliquin	5,001,893(2)(9)	3.56%
Common	Kevin O’Kane	800,000(3)	0.58%
Common	Alfredo Phillips	800,000(4)	0.58%
Common	Michael Kosawan	1,353,700(5)	0.98%
Common	Korm Trieu	1,225,144(6)	0.88%
Common	Doug McDonald	1,274,401(7)	0.92%
Common	John A. Thomas	300,000(8)	0.22%
	Total Directors/Officers as group	15,628,274	11.23%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 800,000 represent currently exercisable stock options.
(4)	Of these shares 800,000 represent currently exercisable stock options.
(5)	Of these shares 800,000 represent currently exercisable stock options.
(6)	Of these shares 1,145,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(7)	Of these shares, 1,150,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(8)	Of these shares 300,000 represent currently exercisable stock options.
(9)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.

*Based on 137,363,181 shares outstanding as of March 19, 2026 and stock options and warrants exercisable within 60 days held by each beneficial owner.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.       Major Shareholders

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company. Table No. 7 lists, as of March 19, 2026, the only persons or companies beneficially owning more than 5% of the Company’s voting securities (Common Shares).

Table No. 7

Shareholdings of Beneficial Owners

Title of		Amounts and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class*
Common	Duane Poliquin	4,873,136(1)(3)	3.51%
Common	Morgan Poliquin	5,001,893(2)(3)	3.56%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Pursuant to a Voting Trust Agreement (Exhibit 3 to this Annual Report on Form 20-F), Duane Poliquin and Morgan Poliquin (the “Trustees”) jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with SEDI, Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria hold less than 10% of the Company’s common shares.

*Based on 137,363,181 shares outstanding as of March 19, 2026 and stock options and warrants exercisable within 60 days held by each beneficial owner.

The Company's common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. located in Vancouver, British Columbia and Toronto, Ontario, Canada.

On February 28, 2026, the shareholders' list for the Company’s common shares showed 204 registered shareholders, including depositories, and 137,363,181 shares outstanding. 170 of these registered shareholders are U.S. residents, owning 38,479,279 shares representing 28% of the issued and outstanding common shares. 23 of these registered shareholders are Canadian residents, owning 94,038,523 shares representing 68% of the issued and outstanding common shares. 11 of these registered shareholders are of other countries, owning 4,845,379 shares representing 4% of the issued and outstanding common shares.

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

Key management includes members of the Board, the Chair, the Vice Chair (formerly President and Chief Executive officer), the President & CEO (formerly Executive VP), the Chief Financial Officer and the Vice President, Project Development. The aggregate compensation paid or payable to key management for services is as follows, after recovery of 11% (2024 – 8%, 2023 – 5%) of executive officer compensation from Azucar and 66% (2024 – 66%, 2023 – 66%) of executive officer compensation from Almadex:

	February 28, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Professional fees	$—	$—	$—	$50,588
Salaries and benefits (1)	63,358	490,108	271,250	398,307	(1)
Share-based payments	—	128,000	—	702,000
Directors’ fees	—	52,500	120,000	140,000
	$63,358	670,608	391,250	1,290,895

(1)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2025, the Company received $168,900 (2024 - $117,868; 2023 - $75,853) from Azucar for administrative services fees included in other income and received $1,066,898 (2024 - $1,040,186; 2023 - $1,346,494) from Almadex for administrative services fees included in other income.

At December 31, 2025, included in accounts receivable is $33,584 (2024 - $29,170) due from Azucar and $243,211 (2024 - $193,155) due from Almadex in relation to expenses recoveries.

(c)       Other related party transactions

During the year ended December 31, 2025, the Company employed the Chair’s daughter for a salary of $41,300 less statutory deductions (2024 - $41,300; 2023 - $45,300) for marketing and administrative services provided to the Company.

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

Legal Proceedings

In April, 2015, an ejido community (“Ejido”), filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

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

Item 9. Offer and Listing of Securities

A.       Offer and Listing Details

The Company's common shares trade on TSXV in Toronto, Ontario, Canada having the symbol "AMM,” and until early April, 2024 on the NYSE American (formerly the NYSE MKT) in New York, New York, U.S.A. having the symbol “AAU” and CUSIP #020283107. On April 5, 2024 the Company announced that it had delisted from the NYSE American stock exchange, and its common shares began trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF”.

B.       Plan of Distribution

Not applicable.

C.        Markets

See Item 9.A. - Offer and Listing Details.

On April 21, 2023, the Company announced receipt of a notification letter from the NYSE American LLC stating that Almaden is not in compliance with the continued listing standards because the Company’s securities have been selling for a low price per share for a substantial period of time which NYSE American determines to be a 30-trading-day average price of less than US$0.20 per share. Pursuant to Section 1003(f)(v) of the NYSE American Company Guide, the NYSE American staff determined that the Company’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement within a reasonable period of time which the staff determined to be no later than October 19, 2023 (the “Cure Deadline”). On October 25, 2023 the Company announced that the Cure Deadline had been extended to April 19, 2024. On March 14, 2024, the Company announced that although it had requested consultations with Mexico under the CPTPP, Mexico had not proposed a date for these consultations. In view of this, and the Company’s wish to provide predictability to shareholders, it determined to voluntarily delist from the NYSE American exchange on April 4, 2024 and its common shares began trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF”.

On August 12, 2025, the Company delisted from the TSX and migrated to the TSXV on the next business day under the symbol “AMM”.

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

On May 22, 2025, Almaden notified Almadex of the early repayment of the gold loan. Under the terms of the Gold Loan Agreement, the “Gold Loan Value” was fixed as of May 13, 2025, and the outstanding loan balance, including accrued interest and standby fees was determined to be US$5,194,354. On July 17, 2025, Almaden repaid the loan amount by physical delivery of gold bullion of 99.99% purity determined based on the prevailing London Bullion Market Association AM gold price in US dollars as of the time of settlement, and the return of the undrawn balance of 397 ounces.

On February 28, 2025, the Company signed a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction was subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price was payable in certain instalments as follows:

•	US$2,000,000 was due within 14 days of the execution of the Agreement.

•	US$3,000,000 to be paid upon verification of transport scheduling.
•	US$2,000,000 to be paid following the final inspection.
•	US$2,700,000 to be paid when the assets were prepared for shipment subject to adjustment based on the final inspection.

15% of the Purchase Price was payable as a commission by Almaden to an equipment sales broker.

On July 11, 2025, the Company closed on the sale of the Rock Creek Mill equipment for net proceeds of US$8,245,000.

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

Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership or disposition of common shares. In addition, except as discussed below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other “pass-through” entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders thereof); (j) are U.S. expatriates or former long-term residents of the United States; (k) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (l) are subject to special tax accounting rules with respect to the common shares; or (m) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax considerations applicable to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such common shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such common shares are held for longer than one year. Preferential tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company constitutes a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to such U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for its most recently completed tax year. No determination has been made by the Company with respect to its anticipated PFIC status for its current tax year or any future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Company and any non-U.S. subsidiary of the Company for its current tax year or any future tax year cannot be predicted with certainty as of the date of this document. The Company’s PFIC classification for its current or future tax years may depend on, among other things, the manner in which, and how quickly, the Company utilizes its cash on hand, the income generated by it and its subsidiaries, as well as on changes in the market value of the common shares. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if the Company (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. No determination has been made by the Company with respect to the anticipated PFIC status for any entity in which the Company holds a direct or indirect interest for any particular tax year. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. Each U.S. Holder should consult its own tax advisors regarding the PFIC classification for each entity in which the Company holds a direct or indirect interest in the event the Company is classified as a PFIC for any particular tax year.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the default rules of Section 1291 of the Code discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax considerations applicable to such U.S. Holder of the ownership and disposition of common shares will depend on whether and when such U.S. Holder makes elections to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to its common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of common shares; and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, if the Company were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period of common shares, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares and the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate ongoing deemed PFIC status with respect to its common shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company, as computed in accordance with U.S. federal income tax principles, that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to the common shares.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any non-U.S. subsidiary of the Company. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to its common shares only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to its common shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC (and such U.S. Holder has not made a timely QEF Election), the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, if such stock is not itself marketable stock. Hence, the Mark-to-Market Election would not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that the Company is a PFIC during such U.S. Holder’s holding period for the relevant common shares. However, the specific U.S. federal income tax considerations applicable to a U.S. Holder may vary based on the manner in which common shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires common shares from a decedent generally will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and each U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of common shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received in foreign currency on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax considerations of the acquisition, ownership and disposition of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

E.	Dividends and Paying Agents

Not applicable.

F.	Statement by Experts

Not applicable.

G.	Documents on Display / Additional Information

Any of the documents referred to above can be viewed at the head office of the Company located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9.

This Annual Report and the Company’s recent Form 6-K filings can be viewed on the EDGAR web-site at www.sec.gov./edgar/searchedgar/companysearch.html. As well, additional information is contained in the Company’s Information Circular for its most recent annual meeting of security holders that involved the election of directors held on June 26, 2025 and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

H.	Subsidiary Information

Not applicable.

I.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

The Company’s primary mineral exploration properties are located in Mexico. As a Canadian company, Almaden’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in U.S. dollars or the Mexican peso. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $580,000. A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $7,000.

Interest Rate Risk

The Company has no derivative financial instruments or other debt bearing variable interest rate instruments. The Company is exposed to varying interest rates on its cash and cash equivalents. A 1% change in the interest rate would change the Company’s net loss by $62,000.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2025. This evaluation was conducted under the supervision and with the participation of management, including the Company’s CEO and CFO. Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, the Company’s management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Michael Kosowan is the Company's audit committee financial expert. Mr. Kosowan has extensive business and financial experience. He has served in senior financial positions for over 30 years and serves as a director of another publicly traded mining company. Mr. Kosowan is independent as defined by Section 803(A) of the NYSE American Listing Standards.

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

Table No. 8

Principal Accountant Fees

	December 31, 2025	December 31, 2024
Audit fees	$65,000	$65,000
Audit-related fees	793	793
Tax fees	—	—
All other fees	—	—
Total Fees	$65,793	$65,793

Fiscal 2025 and Fiscal 2024 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of the Form 20-F. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As at year-end, 2025, the Company’s common shares were listed on the TSXV. Under the rules of the TSXV, listed companies are generally required to have a majority of their Board of Directors be “independent”. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 5 directors, of which 3 are considered to be “independent.” In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on an US Exchange.

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

Audited Financial Statements

Independent registered Public Accounting Firm reports on the consolidated financial statements, dated March 19, 2026

Consolidated statements of financial position at December 31, 2025 and 2024

Consolidated statements of comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023

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

- Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2013 and filed with the Commission on April 1, 2014.

4.1	Arrangement Agreement dated May 11, 2015 in connection with the Company’s statutory Plan of Arrangement with Almadex and filed with the Commission on March 31, 2016.
4.2	Administrative Services Agreement between the Company and Almadex Minerals Limited dated May 15, 2015 and filed with the Commission on March 31, 2016.
4.3	First Amending Agreement to the May 15, 2015 Administrative Services Agreement between the Company and Almadex Minerals Limited dated December 16, 2015 and filed with the Commission on March 31, 2016.
4.4	Executive Employment Contract between the Company and Duane Poliquin dated effective January 1, 2016 and filed with the Commission on March 31, 2016.
4.5	Amending Agreement dated April 1, 2016 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013 and filed with the Commission on March 30, 2017.
4.6	Amending Agreement dated April 1, 2016 to the Executive Employment Contract with Duane Poliquin dated January 1, 2016 and filed with the Commission on March 30, 2017.
4.7	Amending agreement to the Executive Compensation Contract with Morgan Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.8	Amending agreement to the Executive Compensation Contract with Duane Poliquin dated January 1, 2019 and filed with the Commission on March 15, 2019.
4.9	Administrative Services Agreement between the Company and Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) dated March 29, 2018 and filed with the Commission on March 15, 2019.
4.10	Gold Loan Agreement between the Company and Almadex Minerals Ltd. dated effective May 14th, 2019 and filed with the commission on March 27, 2020.
4.11	Short Form Base Shelf Prospectus and filed with the commission on February 25, 2021
4.12	Form of Placement Agency Agreement dated March 16, 2021 - Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021
4.13	Form of Securities Purchase Agreement - Incorporated by reference to the Form 6-K and filed with the Commission on March 16, 2021
4.14	Salary Deferral and Amendment Agreement and filed with the Commission on April 27, 2023
4.15	Amending Agreement dated October 2, 2025 to the Executive Compensation Contract with Morgan Poliquin dated January 29, 2013.
4.16	Executive Employment Contract between the Company and Douglas McDonald dated effective October 2, 2025.

5.	List of foreign patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of subsidiaries

9.	Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration
Statements for initial public offerings of securities – N/A

10.	Any notice required by Rule 104 of Regulation BTR – N/A

11	Audit Committee Charter
11.1	Nominating and Corporate Governance Committee-Duties and Responsibility

11.2	Compensation Committee-Responsibilities and Duties
11.3	Code of Business Ethics
11.4	Code of Business Conduct and Ethics for Directors
11.5	Communications Policy
11.6	Securities Trading Policy
11.7	Whistleblower Policy
11.8	Privacy Policy
- Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on March 30, 2006.
11.9

Shareholder Rights Plan dated April 13, 2011, as amended and reconfirmed at the 2017 Annual General Meeting and as reconfirmed at the 2020 Annual General Meeting.

- Incorporated by reference to the Form 6-K filed with the Commission on April 15, 2011.

11.10	Amended Advance Notice Policy dated January 28, 2013, as amended May 1, 2015 as filed with the Commission on March 29, 2018.
11.11	Amended Majority Voting Policy – adopted by the Board of Directors on May 7, 2013, as amended effective May 15, 2017 as filed with the Commission on March 29, 2018.
11.12	Secured Gold Loan Amendment Agreement dated June 26, 2024 as filed with the Commission on April 29, 2025
11.13	Rock Creek Mill Purchase Agreement dated February 28, 2025 as filed with the Commission on April 29, 2025

12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Jesse Aarsen as filed with the Commission on September 28, 2023
14.2	Amended S-K 1300 Technical Report Summary of the Ixtaca Gold-Silver Project as filed with the Commission on September 28, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Almaden Minerals Ltd.

Registrant

Dated: March 19, 2026	By /s/Douglas McDonald
Douglas McDonald, CEO

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2025, 2024 and 2023

Almaden Minerals Ltd.

December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

We have served as the Company’s auditor since 2015.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

March 19, 2026

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	6,171,157	3,155,750
Gold in trust (Note 8)	-	1,491,281
Accounts receivable and prepaid expenses (Note 4)	331,736	293,952
Current assets	6,502,893	4,940,983

Non-current assets
Deposits	17,367	17,367
Right-of-use assets (Note 5)	127,153	228,875
Property and equipment (Note 6)	45,924	6,594,399
Exploration and evaluation assets (Note 7)	1	1
Non current assets	190,445	6,840,642
TOTAL ASSETS	6,693,338	11,781,625

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a))	463,186	424,465
Current portion of lease liabilities (Note 5)	128,766	113,981
Current liabilities	591,952	538,446

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	34,358	163,124
Gold loan payable (Note 8)	-	8,128,263
Non current liabilities	34,358	8,291,387
Total liabilities	626,310	8,829,833

EQUITY
Share capital (Note 10)	141,104,844	141,040,654
Reserves (Note 10)	23,418,523	23,356,523
Deficit	(158,456,339)	(161,445,385)
Total equity	6,067,028	2,951,792
TOTAL EQUITY AND LIABILITIES	6,693,338	11,781,625

Nature of operations (Note 1)

Commitments and contingencies (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 19, 2026.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Michael Kosowan
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive income (loss)

(Expressed in Canadian dollars)

	Year ended December 31, 2023
	2025	2024	(Revised – Note 19)
Expenses	$	$	$
Professional fees (Note 11(a))	299,230	318,619	1,113,336
Salaries and benefits (Note 11(a))	1,640,709	1,377,903	1,811,073
Travel and promotion	21,753	22,529	50,120
Depreciation (Note 6)	8,000	8,671	11,166
Office and other (Note 11(b))	78,611	73,407	182,457
Amortization of right-of-use assets (Note 5)	101,722	101,722	101,722
Occupancy expenses (Note 5)	50,699	40,318	39,858
Interest expense on lease liabilities (Note 5)	20,413	30,565	39,502
Interest and standby fees on gold loan payable (Note 8)	114,262	295,551	290,164
Listing and filing fees	106,068	100,406	193,490
Insurance	71,222	104,456	103,491
Directors’ fees (Note 11(a))	52,500	120,000	140,000
Share-based payments (Note 10(d) and 11(a))	128,000	-	810,150
Total Expenses	2,693,189	2,594,147	4,886,529

Other income (loss)
Administrative services fees (Note 11(b))	1,235,798	1,158,054	1,422,347
Interest and other income	261,131	218,390	370,741
Impairment of exploration and evaluation assets (Note 7)	(82,751)	(55,374)	(63,823,478)
Gain on sale of property and equipment (Note 6)	4,684,164	-	-
Fair value adjustments on gold loan payable (Note 8)	(1,121,669)	(1,199,904)	(538,975)
Unrealized gain on gold in trust (Note 8)	405,821	293,695	132,895
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	402,803	(600,749)	55,949
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(79,506)	114,785	(24,491)
Unrealized gain on warrant liability (Note 9)	-	-	102,787
Loss on derecognition of gold loan payable (Note 8)	-	(372,941)	-
Foreign exchange gain (loss)	(23,556)	163,130	(49,599)
Total other income (loss)	5,682,235	(280,914)	(62,351,824)
Income (loss) before income taxes	2,989,046	(2,875,061)	(67,238,353)
Deferred income tax recovery (expense) (Note 14)	-	-	3,090,208
Net Income (loss) for the year	2,989,046	(2,875,061)	(64,148,145)

Total comprehensive income (loss) for the year	2,989,046	(2,875,061)	(64,148,145)

Basic and diluted net income (loss) per share (Note 12)	0.02	(0.02)	(0.47)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

			Year ended December 31, 2023
	2025		2024		(Revised – Note 19)
	$		$		$
Operating activities
Net income (loss) for the year		2,989,046		(2,875,061)		(64,148,145)
Items not affecting cash
Deferred income tax (recovery) expense		-		-		(3,090,208)
Depreciation		8,000		8,671		11,166
Amortization of right-of-use assets		101,722		101,722		101,722
Impairment of exploration and evaluation assets		82,751		55,374		63,823,478
Interest expenses on lease liability		20,413		30,565		39,502
Interest and standby fees on gold loan payable		114,262		295,551		290,164
Gain on sale of property and equipment		(4,684,164)		-		-
Fair value adjustments on gold loan payable		1,121,669		1,199,904		538,975
Unrealized gain on gold in trust		(405,821)		(293,695)		(132,895)
Unrealized foreign exchange (gain) loss on gold loan payable		(402,803)		600,749		(55,949)
Unrealized foreign exchange (gain) loss on gold in trust		79,506		(114,785)		24,491
Unrealized gain on warrant liability		-		-		(102,787)
Loss on derecognition of gold loan payable		-		372,941		-
Share-based payments		128,000		-		810,150
Changes in non-cash working capital components
Accounts receivable and prepaid expenses		(37,784)		142,321		(194,169)
Trade and other payables		38,721		(426,693)		601,499
Net cash used in operating activities		(846,482)		(902,436)		(1,483,006)
Investing activities
Property and equipment – purchase		(41,580)		(1,328)		(2,037)
Net proceeds on sale of property and equipment		11,266,219		-		-
Exploration and evaluation assets – costs		(82,751)		(55,374)		(799,253)
Net cash from (used in) investing activities		11,141,888		(56,702)		(801,290)
Financing activities
Options exercised		8,000		-		-
Shares issuance cost on cashless exercise of options		(9,810)		-		-
Repayment of gold loan payable		(7,143,795)		-		-
Repayment of lease liabilities		(134,394)		(131,095)		(127,797)
Net cash used in financing activities		(7,279,999)		(131,095)		(127,797)

Change in cash and cash equivalents		3,015,407		(1,090,233)		(2,412,093)
Cash and cash equivalents, beginning of year		3,155,750		4,245,983		6,658,076
Cash and cash equivalents, end of year		6,171,157		3,155,750		4,245,983

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital			Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2023	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(94,422,179)	69,164,848
Share-based payments	-	-	810,150	-	810,150	-	810,150
Total comprehensive loss for the year (Revised – Note 19)	-	-	-	-	-	(64,148,145)	(64,148,145)
Balance, December 31, 2023	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(158,570,324)	5,826,853
Total comprehensive loss for the year	-	-	-	-	-	(2,875,061)	(2,875,061)
Balance, December 31, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(161,445,385)	2,951,792
Share-based payments	-	-	128,000	-	128,000	-	128,000
Options exercised	50,000	8,000	-	-	-	-	8,000
Fair value of cash share options transferred to share capital	-	6,000	(6,000)	-	(6,000)	-	-
Shares issued on cashless exercise of options	91,773	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(9,810)	-	-	-	-	(9,810)
Fair value of cashless share options transferred to share capital	-	60,000	(60,000)	-	(60,000)	-	-
Total comprehensive income for the year	-	-	-	-	-	2,989,046	2,989,046
Balance, December 31, 2025	137,363,181	141,104,844	22,702,555	715,968	23,418,523	(158,456,339)	6,067,028

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Venture Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1200 – 200 Burrard Street, Vancouver, BC, Canada V7X 1T2.

The Company is in the business of evaluating, exploring and developing mineral projects. In the past, the Company’s principal asset was the Ixtaca precious metals project located on the Tuligtic claim in Puebla State, Mexico. However, as discussed in Note 7, title to this project was revoked by the Mexican government.

These consolidated financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2025, the Company had cash of $6,171,157 (2024 – $3,155,750) and working capital of $5,910,941 (2024 – $4,402,537). The Company incurred a net income for the year ended December 31, 2025, of $2,989,046 (2024 – Net loss of $2,875,061; 2023 – Net loss of $64,148,145 – Revised – Note 19). Management has concluded that the Company has sufficient working capital to sustain operations for the next twelve months.

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2025.

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

For the years ended December 31, 2025, 2024 and 2023

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

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

Functional Currency

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	The estimated useful lives of property and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f)); and
o	The estimated incremental borrowing rate used to calculate the lease liabilities.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(c)	Financial instruments (continued)

(ii)	Embedded derivatives

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

(e)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%

(f)	Exploration and evaluation assets

The Company is in the exploration stage with respect to any investments it may have in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs would be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
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

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property and equipment.

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

(g)	Impairment of property and equipment

Property and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(g)	Impairment of property and equipment (continued)

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(i)	Share-based payments

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(k)	Reclamation and closure cost obligations (continued)

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

(l)	Net income (loss) per share

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(m)	Leases (continued)

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

(n)	New standards issued and not yet effective

The following new standards, amendments to standards and interpretations have been issued but are not effective during the year ended December 31, 2025.

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2025	2024
Accounts receivable (Note 11(b))	$310,294	$239,265
Prepaid expenses	21,442	54,687
Total	$331,736	$293,952

At December 31, 2025, the Company has recorded value added taxes of $14,033 (2024 - $53,883) included in exploration and evaluation assets, as the value added tax relates to the Tuligtic project and is expected to be recovered when the asset is sold (Note 7).

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

The continuity of lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Opening balance	$277,105	$377,635
Less: lease payments	(134,394)	(131,095)
Interest expense	20,413	30,565
	163,124	277,105
Less: current portion of lease liabilities	(128,766)	(113,981)
Long-term portion of lease liabilities	$34,358	$163,124

The continuity of ROU assets for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Opening balance	$228,875	$330,597
Less: amortization of ROU assets	(101,722)	(101,722)
	$127,153	$228,875

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

During the year ended December 31, 2025, the Company recognized occupancy expenses of $50,699 (2024 - $40,318; 2023 - $39,858) related to short term leases.

As at December 31, 2025, the remaining payments for the operating lease are due as follows:

	2026	2027	2028	2029	2030	Total
Office lease	$177,268	$44,523	-	-	-	$221,791

6.	Property and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2024	160,941	273,135	198,981	51,760	245,647	6,568,841	7,499,305
Additions	-	24,443	3,923	-	-	13,214	41,580
Disposals	-	-	-	-	-	(6,582,055)	(6,582,055)
December 31, 2025	160,941	297,578	202,904	51,760	245,647	-	958,830

Accumulated depreciation
December 31, 2024	155,729	261,979	195,628	51,257	240,313	-	904,906
Depreciation	1,043	4,539	1,251	100	1,067	-	8,000
December 31, 2025	156,772	266,518	196,879	51,357	241,380	-	912,906

Carrying amounts
December 31, 2024	5,212	11,156	3,353	503	5,334	6,568,841	6,594,399
December 31, 2025	4,169	31,060	6,025	403	4,267	-	45,924

On February 28, 2025, the Company signed a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction was subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price is payable in certain instalments as follows:

1.	US$2,000,000 is due within 14 days of the execution of the Agreement.
2.	US$3,000,000 shall be paid upon verification of transport scheduling.
3.	US$2,000,000 shall be paid following the final inspection.
4.	US$2,700,000 shall be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

15% of the Purchase Price was payable as a commission by Almaden to an equipment sales broker.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

6.	Property and equipment (Continued)

On July 11, 2025, the Company closed on the sale of the Rock Creek Mill equipment for net proceeds of $11,266,219, after payment of a 15% sales commission of $1,986,948. The carrying value of the equipment was $6,582,055, resulting in a gain on sale of property and equipment of $4,684,164 as recorded on the Consolidated Statements of Comprehensive Income (Loss).

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

7.	Exploration and evaluation assets

Tuligtic	December 31, 2025	December 31, 2024
Exploration and evaluation assets	$	$
Acquisition costs:
Opening balance	1	1
Closing balance	1	1
Deferred exploration costs:
Opening balance	-	-
Costs incurred during the year
Professional/technical fees	90,828	154,246
Travel and accommodation	1,755	35,931
Supplies and miscellaneous	-	78,709
Environmental and permit	767	35,391
Value-added tax (Note 4)	14,033	53,883
Refund - Value-added tax	(24,632)	(302,786)
Impairment of deferred exploration cost	(82,751)	(55,374)
Total deferred exploration costs during the year	-	-
Closing balance	-	-
Total exploration and evaluation assets	1	1

During the year ended December 31, 2025, the Company recorded an impairment of acquisition cost of $Nil (2024 - $Nil; 2023 - $11,308,720) and deferred exploration costs of $82,751 (2024 - $55,374; 2023 - $52,514,758) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

The Tuligtic property consisted of two mineral concessions which the Company applied for in 2002 and 2008. The mineral concessions were granted in 2003 and 2009, respectively (“the “Concessions”). The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd (‘’Almadex”). The Concessions covered approximately 14,000 Ha, including certain endowed lands of the Ejido Tecoltemi, which comprise approximately 330 Ha. The Concessions were located in Puebla State, Mexico and underpinned the discovery made by the Company in 2010, referred to as “Ixtaca”.

In 2015, the Ejido Tecoltemi initiated a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This lawsuit ultimately came before Mexico’s Supreme Court (“SCJN”), and in early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that the Ministry of Economy (“Economia”) should have provided for a consultation procedure with relevant indigenous communities prior to issuing the Concessions to the Company. The SCJN ordered Economia to declare the Concessions insubsistentes, or “ineffective” and to conduct indigenous consultation prior to re-instating them.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (continued)

In July, 2022 the Company announced that Economia notified Almaden that the Concessions were “ineffective”. The Company understood that the mineral rights at Tuligtic were preserved for the Company, but that Almaden was not allowed to engage in exploration, until such time as Economia completed its court-ordered process to properly issue the Concessions after conducting indigenous consultation in the area covered by the mineral title applications.

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

During the year ended December 31, 2024, the Company submitted a claim for arbitration under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) (Note 18). Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

(b)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During 2025, the Company received a VAT recovery of $24,632 (2024 - $302,786; 2023 - $561,086) and other income of $7,159 (2024 - $83,660; 2023 - $173,876) related to a VAT refund from prior years which is recorded in interest and other income.

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

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

The maturity date for the Gold Loan was March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent at that time.

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

During the year ended December 31, 2025, the Company notified Almadex of its intention to make an early repayment of the outstanding Gold Loan. The gold Loan Value was fixed as of May 13, 2025 with the total outstanding loan balance including accrued interest and standby fees, determined to be US$5,194,354 (the “Loan Amount”). Under the agreement, Almaden was to repay the Loan Amount by physical delivery of gold bullion of 99.99% purity to Almadex, with such delivery occurring following Almaden’s receipt of the final payment from the sale of its Rock Creek mill pursuant to the purchase agreement dated February 28, 2025 (Note 7). The amount of borrowed gold to be delivered was to be determined based on the prevailing London Bullion Market Association AM gold price in U.S. dollars on the business day prior to the settlement date. In addition to the borrowed gold, Almaden was to return the undrawn portion of the Gold Loan, comprising 397 ounces of gold bullion.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

On July 17, 2025, the Company completed the repayment of the Gold Loan to Almadex pursuant to the secured gold loan agreement. The repayment involved the return to Almadex of 397 ounces of gold which were not drawn under the Gold Loan, plus the payment of US$5,194,354 through the delivery to Almadex of approximately 1,553 ounces of 99.99% purity physical gold bullion, as described above.

The continuity of gold loan payable is as follows:

	December 31, 2025	December 31, 2024
Gold loan payable – opening balance	$8,128,263	$5,659,118
Interest and standby fees expense	114,262	295,551
Fair value adjustments	1,121,669	1,199,904
Loss on derecognition	-	372,941
Foreign exchange difference	(402,803)	600,749
Repayment of gold loan payable	(8,961,391)	-
Gold loan payable – closing balance	$-	$8,128,263

At December 31, 2025, Almaden has nil ounces (397 ounces at December 31, 2024) of gold bullion on its account at a fair value of $ Nil ($1,491,281 at December 31, 2024).

The continuity of gold in trust is as follows:

	December 31, 2025		December 31, 2024
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	1,491,281	397	1,082,801
Change in fair value through profit & loss	-	405,821	-	293,695
Foreign exchange difference	-	(79,506)	-	114,785
Repayment of gold loan payable	(397)	(1,817,596)
	-	-	397	1,491,281

9.	Warrant liability

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

9.	Warrant liability (Continued)

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $Nil (December 31, 2024 - $Nil; December 31, 2023 - $102,787) and is recognized in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2024. The warrants expired on March 18, 2024.

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2025, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of other issues of common shares in 2025, 2024 and 2023

During the year-ended December 31, 2025, 50,000 stock options were exercised at a price of $0.16 for a proceed of $8,000 and the total number of shares issued in connection with the cashless exercise of options was 91,773.

There were no share issuances during the years-ended December 31, 2024 and 2023.

(c)	Warrants

There were no warrants for the year ended December 31, 2025. The continuity of warrants for the years ended December 31, 2024 and 2023 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
March 18, 2024	USD$0.80	7,923,077	-	-	(7,923,077)	-
March 18, 2024	USD$0.80	435,769	-	-	(435,769)	-
May 14, 2024	$1.50	500,000	-	-	(500,000)	-
Warrants outstanding and exercisable		8,858,846	-	-	(8,858,846)	-
Weighted average exercise price		$1.08	-	-	$1.08	-

The weighted average remaining life of warrants outstanding at December 31, 2024 was nil years (2023 – 0.22 years).

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
March 27, 2023	$0.50	5,489,658	-	-	(5,489,658)	-
August 6, 2023	$0.90	3,100,000	-	-	(3,100,000)	-
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		17,448,504	-	-	(8,589,658)	8,858,846
Weighted average exercise price		$0.88	-	-	$0.64	$1.08

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2025, the Company had reserved 2,101,318 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2025, 2024 and 2023 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2025, 2024 and 2023 are as follows:

Expiry date	Exercise price	December 31, 2024	Granted	Exercised		Forfeited	December 31, 2025
March 7, 2027	$0.38	1,000,000	-	-		-	1,000,000
June 10, 2027	$0.33	3,375,000	-	-		(265,000)	3,110,000
October 4, 2027	$0.30	755,000	-	-		-	755,000
December 16, 2027	$0.33	855,000	-	-		(15,000)	840,000
February 14, 2028	$0.30	600,000	-	-		-	600,000
April 3, 2028	$0.26	1,575,000	-	-		-	1,575,000
July 10, 2028	$0.16	2,470,000	-	(550,000	)(i)	-	1,920,000
September 19, 2028	$0.18	1,035,000	-	-		-	1,035,000
August 9, 2030	$0.25	-	800,000	-		-	800,000
Options outstanding and exercisable		11,665,000	800,000	(550,000)		(280,000)	11,635,000
Weighted average exercise price		$0.27	$0.25	$0.16		$0.33	$0.27

In accordance with the Company’s stock option plan, the option holder exercised 500,000 stock options on a cashless basis at an exercise price of $0.22 resulting in the issuance of 91,773 shares. In addition, 50,000 stock options were exercised at a price of $0.16 for a proceed of $8,000.

The weighted average remaining life of stock options outstanding at December 31, 2025 was 2.13 years (2024 – 2.97 years).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

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

The fair value of options granted during the years ended December 31, 2025 and 2023, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
800,000	August 11, 2025	$0.16	2.93%	5	79.83%	$Nil
1,035,000	September 19, 2023	$0.10	3.96%	5	71.15%	$Nil
2,520,000	July 10, 2023	$0.12	3.81%	5	70.98%	$Nil
1,975,000	April 3, 2023	$0.15	2.87%	5	68.52%	$Nil
600,000	February 13, 2023	$0.18	3.43%	5	68.61%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2025 was $128,000 (2024 - $ Nil; 2023 - $810,150).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the Vice Chair (formerly President and Chief Executive Officer), the President and Chief Executive Officer (formerly Executive VP) and the Chief Financial Officer. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023

Professional fees	$-	$-	$50,588
Salaries and benefits	490,108	271,250	398,307	(1)
Share-based payments	128,000	-	702,000
Directors’ fees	52,500	120,000	140,000
Total	$670,608	$391,250	$1,290,895

(1)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

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

During the year ended December 31, 2025, the Company received $168,900 (2024 - $117,868; 2023 - $75,853) from Azucar for administrative services fees included in other income and received $1,066,898 (2024 - $1,040,186; 2023 - $1,346,494) from Almadex for administrative services fees.

At December 31, 2025, included in accounts receivable is $33,584 (2024 - $29,170) due from Azucar and $243,211 (2024 - $193,155) due from Almadex in relation to expense recoveries.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

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

During the year ended December 31, 2025, the Company employed the Chair’s daughter for a salary of $41,300 less statutory deductions (2024 - $41,300; 2023 - $45,300) for marketing and administrative services provided to the Company.

12.	Net income (loss) per share

Basic and diluted net income (loss) per share

The calculation of basic net income per share for the year ended December 31, 2025 was based on the income attributable to common shareholders of $2,989,046 (2024 – Net loss of $2,875,061; 2023 – Net loss of $64,148,145 – Revised – Note 19) and a weighted average number of common shares outstanding of 137,301,467 (2024 - 137,221,408; 2023 - 137,221,408).

The calculation of diluted net income per share for the year ended December 31, 2025 includes a weighted average number of common shares outstanding of 137,798,295, adjusted for the effects of all dilutive potential common shares, which comprises 496,828 stock options and nil warrants.

The calculation of diluted net loss per share for the year ended December 31, 2024 and 2023 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2025	December 31, 2024	December 31, 2023

Fair value of cash stock options transferred to share capital on exercise of options	$6,000	$-	$-
Fair value of cashless stock options transferred to share capital on exercise of options	60,000	-	-

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

13.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2025	December 31, 2024

Cash	$588,757	$785,180
Term Deposits	5,582,400	2,370,570
Total cash and cash equivalents	$6,171,157	$3,155,750

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2025	December 31, 2024	December 31, 2023 (Revised - Note 19)
Loss before income taxes	$(2,989,046)	$(2,875,061)	$(67,238,353)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	807,042	(776,266)	(18,154,355)
Effect of different tax rates in foreign jurisdictions	(73,027)	81,680	(2,005,959)
Non-deductible share-based payments	34,560	-	218,741
Other permanent items	1,473,597	1,192,232	2,627,256
Change in deferred tax assets not recognized	(1,382,516	14,075,010	15,403,428
True-ups and other	(859,656)	(14,572,656)	(1,179,319)
Deferred income tax (recovery) expense	$-	$-	$(3,090,208)

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024

Deferred tax assets
Exploration and evaluation assets	$1,434,880	$1,434,880
Deferred tax liabilities
Exploration and evaluation assets	(1,434,880)	(1,434,880)

Net deferred tax liabilities	$-	$-

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

14.	Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2025	December 31, 2024

Non-capital loss carry forwards	$32,917,402	$30,040,477
Capital loss carry forwards	23,360,422	23,360,422
Exploration and evaluation assets	38,502,102	38,752,879
Share issue costs	-	245,674
Property and equipment	341,376	7,719,565
Donations	32,960	32,960
Investment tax credit	223,873	223,873
	$95,378,135	$100,375,850

At December 31, 2025, the Company had operating loss carry forwards available for tax purposes in Canada of $32,785,599 (2024 - $29,055,033) which expire between 2032 and 2045 and in Mexico of $131,803 (2024 - $985,444) which expire between 2025 and 2026.

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

As at December 31, 2025, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a)	Currency risk (continued)

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$5,773,615	$76,626
Accounts receivable and prepaid expenses	32,593	264
Total assets	$5,806,208	$76,890

Trade and other payables	$-	$7,623
Total liabilities	$-	$7,623

Net assets	$5,806,208	$69,267

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $580,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $7,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consists of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2025, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

15.	Financial instruments (Continued)

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $62,000.

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

A 1% change in the commodity price would change the Company’s net loss by $Nil.

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

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
December 31, 2025	$	$	$	$
Gold loan payable	-	-	-	-

	Level 1	Level 2	Level 3	Total
December 31, 2024	$	$	$	$
Gold loan payable	8,128,263	-	-	8,128,263

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

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

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2025	December 31, 2024
Canada	$184,514	$265,626
United States	-	6,568,840
Mexico	5,931	6,176
	$190,445	$6,840,642

18.	Commitments and Contingencies

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

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

18.	Commitments and Contingencies (Continued)

ICSID Arbitration (continued)

The international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”) as Mexico terminated the Company’s mineral concessions. The Company has appointed a quantum expert to prepare a professional damages assessment for review by the arbitration tribunal.

In September 2025, the tribunal established a procedural schedule for the arbitration. Mexico filed its counter-memorial in December 2025, and hearings are currently scheduled for December 2026.

As arbitration proceedings are ongoing, the Company cannot determine the likelihood of succeeding in collecting any amount, as such it has not accrued any amounts in the consolidated financial statements with respect to this claim.

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

As at December 31, 2025, the Funder had disbursed a total of US$4,000,000 to the Claim. (December 31, 2024 - US$1,500,000). Should the Claim result in the receipt of a damages award, the Funder shall be entitled to the return of its funding capital outlay, plus a contingent entitlement to the damages award.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

19.	Revisions

During the preparation of the 2024 year end consolidated financial statement, the Company identified an error in the valuation of the gold loan. The Company identified that the table below summarizes the revised consolidated financial statements for December 31, 2023:

2023	As previously stated	Adjustments	As revised
Consolidated Statements of Financial Position
Gold loan payable	4,371,546	1,287,572	5,659,118
Derivative liability	108,830	(108,830)	-
Deficit	(157,391,582)	(1,178,742)	(158,570,324)

Consolidated statements of loss and comprehensive loss
Other items
Gold loan payable adjustments	-	527,913	527,913
Comprehensive loss for the year	(63,620,232)	(527,913)	(64,148,145)
Loss per share, basic and diluted	(0.46)	(0.01)	(0.47)

Consolidated statements of changes in equity
Loss for the year	(63,620,232)	(527,913)	(64,148,145)
Deficit – December 31, 2021	(93,771,350)	(650,829)	(94,422,179)
Deficit – December 31, 2022	(157,391,582)	(1,178,742)	(158,570,324)
Total equity	7,005,595	(1,178,742)	5,826,853

Consolidated statements of cash flows
Operating activities
Loss for the year	(63,620,232)	(527,913)	(64,148,145)
Gold loan payable adjustments	-	527,913	527,913
Cash used in operating activities	(1,483,006)	-	(1,483,006)

